Form 20-F
period 2002-04-30
TOMKINS PLC
filed 2002-10-30
CIK 838877

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED: APRIL 30, 2002
COMMISSION FILE NUMBER: 0-17140

Tomkins plc
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)

East Putney House, 84 Upper Richmond Road
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange
Ordinary Shares, nominal value 5p per share	New York Stock Exchange *
American Depositary Shares, each of
which represents four Ordinary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value 5p per share	771,698,555
Convertible Cumulative Preference Shares, nominal value US$50 per share	10,508,499
Redeemable Convertible Cumulative
Preference Shares, nominal value US$50 per share	12,439,527

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes  ☒         No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17  ☒        Item 18  ☐

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares

In this Annual Report (the “Annual Report”) on Form 20-F for the fiscal year ended April 30, 2002 (“fiscal 2002”), all references to “Tomkins”, the “Tomkins Group”, the “Group”, the “Company”, “we”, “us” and “our” include Tomkins plc and its consolidated subsidiaries, unless the context otherwise requires.

The consolidated financial statements of Tomkins plc appearing in this Annual Report are presented in pounds sterling (“£”) and are prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”). U.K. GAAP differs in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences between U.K. GAAP and U.S. GAAP relevant to Tomkins plc are explained in Note 27 of Notes to the consolidated financial statements.

In this Annual Report, references to “U.S. dollars”, “$”, “cents” and “c” are to United States currency and references to “pounds sterling”, “£”, “pence” and “p” are to British currency. Solely for the convenience of the reader, this Annual Report contains translations of certain pound sterling amounts into U.S. dollars. These translations should not be construed as representations that the pound sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rates. Unless otherwise stated, the translations of pounds sterling into U.S. dollars have been made at $1.4565 to £1, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on April 30, 2002 provided, however, that the amounts associated with acquisitions and dispositions are translated at the Noon Buying Rate on the date of completion. On October 11, 2002, the Noon Buying Rate was $1.5605 to £1.

Pursuant to the meaning of forward-looking statements in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), this Annual Report contains assumptions, anticipations, expectations and forecasts concerning the Company’s future business plans, products, services, financial results, performance, future events and information relevant to our business, industries and operating environments. When used in this document the words “anticipate”, “believe”, “estimate”, “assume”, “could”, “should”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of Tomkins with respect to future events and are subject to certain risks, uncertainties and assumptions. The forward-looking statements contained herein represent a good-faith assessment of our future performance for which we believe there is a reasonable basis. Many factors could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, regulatory developments adverse to us or difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, lack of acceptance of new products or services by the Company’s targeted customers, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, adverse changes in foreign exchange rates, and acts of terrorism or war, and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. For more discussion of the risks affecting us, please refer to Item 3D. “Key Information – Risk factors”.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.    Offer Statistics and Expected Timetable
Not applicable.

Item 3.    Key Information

A. Selected financial data
The selected financial data set out below has been derived from previously published consolidated financial statements of the Company and from the consolidated financial statements of the Company which appear elsewhere in this Form 20-F. The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, such consolidated financial statements and Notes thereto. The selected financial data does not comprise “statutory accounts” within the meaning of Section 240 of the Companies Act 1985 of England and Wales (the “Companies Act”), but has been based upon the full published accounts of the Company for the five fiscal years to April 30, 2002. The published accounts for the five years to April 30, 2002, upon which unqualified auditors’ reports have been given, have been delivered to the Registrar of Companies in England and Wales.

The consolidated financial statements of the Company are prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP, as they relate to the Company, are presented in Note 27 of Notes to the consolidated financial statements.

Consolidated income statement data

	Fiscal Year Ended
	April 30, 2002(5) (365 days)		April 30, 2002 (365 days)	April 30, 2001(3) (366 days)	April 29, 2000(3) (364 days)	May 1, 1999(3) (364 days)	May 2, 1998(3) (364 days)

	(In millions except per Ordinary Share and per ADS data)

Amounts in accordance with U.K.GAAP	$		£	£	£	£	£
Net sales
Continuing operations	4,913.9		3,373.8	3,335.1	3,161.7	2,818.2	2,710.2
Discontinued operations	-		-	770.4	2,478.7	2,541.1	2,351.9

	4,913.9		3,373.8	4,105.5	5,640.4	5,359.3	5,062.1

Operating income (1)
Continuing operations	387.3		265.9	308.5	341.6	300.1	287.5
Discontinued operations	-		-	11.5	184.4	197.7	196.5

	387.3		265.9	320.0	526.0	497.8	484.0

Income before taxes and minority interests	385.1		264.4	144.0	252.6	461.6	500.4
Income before preference dividend	273.1		187.5	53.3	105.1	296.7	316.7
Preference dividend	(57.2)		(39.3)	(37.6)	(34.4)	(34.2)	(34.5)

Net income attributable to Ordinary Shareholders	215.9		148.2	15.7	70.7	262.5	282.2

Net income: (2)
Per ordinary share	27.91	c	19.16p	1.83p	7.46p	22.69p	23.80p
Per ADS(4)	111.63	c	76.64p	7.32p	29.84p	90.76p	95.20p
Diluted net income: (2)
Per ordinary share	27.35	c	18.78p	1.83p	11.07p	21.44p	22.30p
Per ADS(4)	109.41	c	75.12p	7.32p	44.28p	85.76p	89.20p
Dividends:
Per ordinary share	17.48	c	12.00p	12.00p	17.45p	15.15p	13.17p
Per ADS(4)	69.91	c	48.00p	48.00p	69.80p	60.60p	52.68p

	(in thousands)

Average number of ordinary shares outstanding – basic	773,464		773,464	857,686	947,774	1,156,877	1,185,873
Average number of ordinary shares outstanding – diluted	998,355		998,355	857,712	949,793	1,383,752	1,420,178

(1)
Operating income includes the Company’s share of income from associates and is before goodwill amortization. See table below for a reconciliation to operating income as reported in the financial statements.

(2)	Net income and diluted net income per Ordinary Share has been adjusted for 1998 to reflect the adoption of FRS 14.
(3)	FY 2001, 2000, 1999 and 1998 have been restated to reflect the adoption of FRS 19. See Note 2 (a) Accounting Policies of the consolidated financial statements.
(4)	Net income and dividend per ADS is calculated per Ordinary Share multiplied by four, as discussed in Item 9.C. “Markets.”
(5)	The Noon Buying Rate at April 30, 2002 of $1.4565 = £1.00 has been used to provide a convenience translation into U.S. dollars.

Consolidated income statement data (continued)

	Fiscal Year Ended
	April 30,	April 30,		April 30,		April 29,	May 1,	May 2,
	2002(5) (365 days)	2002 (365 days)		2001 (366 days)		2000 (364 days)	1999 (364 days)	1998 (364 days)

	(In millions except per Ordinary Share and per ADS data)
Amounts in accordance with U.S.GAAP	$	£		£		£	£	£
Net sales
Continuing operations	4,913.9	3,373.8		3,335.1		3,161.7	2,818.2	2,710.2
Discontinued operations	-	-		770.4		2,478.7	2,541.1	2,351.9

	4,913.9	3,373.8		4,105.5		5,640.4	5,359.3	5,062.1

Operating Income (1)
Continuing operations	367.6	267.9		323.2		357.9	306.4	292.1
Discontinued operations	-	-		11.5		180.6	203.2	180.6

	367.6	267.9		334.7		538.5	509.6	472.7

Income before taxes and minority interests	337.5	248.0		155.3		356.5	421.4	443.5

Income before preference dividend and effects of change in accounting principle	215.3	147.8		64.4		193.5	256.7	259.6
Effects of change in accounting principle, net of tax	2.6	1.8		-		-	-	-

Net income attributable to shareholders	217.9	149.6		64.4		193.5	256.7	259.6
Preference share dividends	(57.2)	(39.3)		(37.6)		(34.4)	(34.2)	(34.5)

Net income attributable to Ordinary Shareholders	160.7	110.3		26.8		159.1	222.5	225.1

Net Income per Ordinary Share
Basic:
Net income from continuing operations before change in accounting principle	20.43c	14.03	p	16.27	p	13.04p	10.78p	9.59p
Cumulative effect of change in accounting principle	0.34c	0.23	p	-		-	-	-

Net income from continuing operations	20.77c	14.26	p	16.27	p	13.04p	10.78p	9.59p
Net income from discontinued operations	-	-		(13.15	)p	3.75p	8.45p	9.39p

Total	20.77c	14.26	p	3.12 p		16.79p	19.23p	18.98p

Diluted:
Net income from continuing operations before change in accounting principle	15.83c	10.87p		16.27 p		13.01p	10.75p	9.52p
Cumulative effect of change in accounting principle	0.26c	0.18p		-		-	-	-

Net income from continuing operations	16.09c	11.05p		16.27 p		13.01p	10.75p	9.52p

Net income from discontinued operations	-	-		(13.15)p		3.74p	8.42p	9.32p

Total	16.09c	11.05p		3.12 p		16.75p	19.17p	18.84p

Net income per ADS(4)
Basic:
Net income from continuing operations before change in accounting principle	81.74c	56.12p		65.08 p		52.16p	43.12p	38.36p
Cumulative effect of change in accounting principle	1.34c	0.92p		-		-	-	-

Net income from continuing operations	83.08c	57.04p		65.08 p		52.16p	43.12p	38.36p

Net income from discontinued operations	-	-		(52.60	)p	15.00p	33.80p	37.56p

Total	83.08c	57.04p		12.48 p		67.16p	76.92p	75.92p

Diluted:
Net income from continuing operations before change in accounting principle	63.33c	43.48p		65.08 p		52.04p	43.00p	38.08p
Cumulative effect of change in accounting principle	1.05c	0.72p		-		-	-	-

Net income from continuing operations	64.38c	44.20p		65.08 p		52.04p	43.00p	38.08p

Net income from discontinued operations	-	-		(52.60	)p	14.96p	33.68p	37.28p

Total	64.38c	44.20p		12.48 p		67.00p	76.68p	75.36p

Dividends per ordinary share	17.48c	12.00p		12.00 p		17.45p	15.15p	13.17p
Dividends per ADS(4)	69.91c	48.00p		48.00 p		69.80p	60.60p	52.68p

	(in thousands)

Average number of ordinary shares outstanding – basic	773,464	773,464		857,686		947,774	1,156,877	1,185,873
Average number of ordinary shares outstanding – diluted	998,355	998,355		857,712		949,793	1,383,752	1,420,178

Consolidated balance sheet data

	Fiscal Year Ended
	April 30,	April 30,	April 30,	April 29,	May 1,	May 2,
	2002(5)	2002	2001(3)	2000(3)	1999(3)	1998(3)

	(In millions)
	$	£	£	£	£	£
Amounts in accordance with U.K.GAAP
Net assets	1,662.0	1,141.1	1,118.9	760.4	675.1	1,092.6
Total assets	3,735.5	2,564.7	2,765.7	3,885.1	3,289.9	3,151.8
Ordinary share capital	56.2	38.6	39.1	47.5	47.5	58.8
Shareholders’ funds	1,612.2	1,106.9	1,084.9	726.4	646.8	1,073.9

Amounts in accordance with U.S.GAAP
Net assets	2,630.1	1,805.8	1,866.1	2,280.9	2,245.7	2,712.6
Total assets	5,247.6	3,602.9	3,794.9	5,641.1	5,095.2	5,013.0
Shareholders’ equity	2,580.3	1,771.6	1,832.7	2,247.4	2,217.7	2,693.9

(1)
Operating income includes the Company’s share of income from associates and is before goodwill amortization. See table below for a reconciliation to operating income as reported in the financial statements.

(2)	Net income and diluted net income per Ordinary Share has been adjusted for 1998 to reflect the adoption of FRS 14.
(3)	FY 2001, 2000, 1999 and 1998 have been restated to reflect the adoption of FRS 19. See Note 2 (a) Accounting Policies of the consolidated financial statements.
(4)	Net income and dividend per ADS is calculated per Ordinary Share multiplied by four, as discussed in Item 9.C. “Markets.”.
(5)	The Noon Buying Rate at April 30, 2002 of $1.4565 = £1.00 has been used to provide a convenience translation into U.S. dollars.

Reconciliation of operating income as reported in the consolidated income statement data to operating income as reported in the financial statements under U.K. GAAP

	Continuing	Discontinued	Total
2002:
Operating income as in consolidated income statement data	265.9	-	265.9
Goodwill amortization	(10.5)	-	(10.5)
Share of income from associate	0.7	-	0.7

Operating income as in consolidated statements of income	256.1	-	256.1

2001:
Operating income as in consolidated income statement data	308.5	11.5	320.0
Goodwill amortization	(9.3)	(0.2)	(9.5)
Share of income from associate	-	(0.1)	(0.1)

Operating income as in consolidated statements of income	299.2	11.2	310.4

2000:
Operating income as in consolidated income statement data	341.6	184.4	526.0
Goodwill amortization	(4.2)	(0.5)	(4.7)
Share of income from associate	(0.9)	(1.0)	(1.9)

Operating income as in consolidated statements of income	336.5	182.9	519.4

Dividends
The Company has paid cash dividends on its ordinary shares, nominal value 5p per share (“Ordinary Shares”) in respect of every fiscal year since being first listed on the London Stock Exchange Limited (the “London Stock Exchange”) in 1950.

Dividends are paid to shareholders as of record dates that are fixed after consultation between the Company and the London Stock Exchange. An interim dividend is normally declared by the Board of directors in January of each year and paid in March or April. A final dividend is recommended by the Board following the end of each fiscal year and, subject to approval by the shareholders at the Company’s annual general meeting, is paid in October.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated. The amounts are shown both in pence per Ordinary Share and translated, solely for convenience, into U.S. cents per American Depositary Share (each representing four Ordinary Shares) at the Noon Buying Rate on each of the respective payment dates for such interim and final dividends.

Fiscal Year	Pence per Ordinary Share					Translated into U.S. cents per ADS

	Interim		Final		Total	Interim	Final	Total

1998	3.50	(1)	9.67	(2)	13.17	23.48	66.47	89.95
1999	4.00	(1)	11.15		15.15	25.83	73.69	99.52
2000	4.60		12.85		17.45	29.12	74.44	103.56
2001	4.60		7.40		12.00	26.46	43.79	70.25
2002	4.60		7.40		12.00	26.33	46.30	72.63

(1)	Of which 3.06p was paid in the form of a foreign income dividend.
(2)	Of which 8.39p was paid in the form of a foreign income dividend.

The Company expects to continue to pay dividends in the future. The total amounts of future dividends will be determined by the Board and will depend on the Company’s income, cash flow, financial and economic conditions and other factors.

The Company’s fiscal year end is to change from April 30 to December 31 with effect from December 31, 2002. It is intended that the current practice of interim and final dividends will be maintained with some transitional arrangements for the eight month accounting period from May 1, 2002 to December 31, 2002 to ensure that shareholders are not disadvantaged by the change. It is currently our intention that:

•
A first interim dividend in respect of the first six months of the eight-month period ending December 31, 2002 will be announced with the interim results in early January 2003 and will be paid in April 2003.

•
A second interim dividend (in lieu of a final dividend) will be declared in early March in respect of the final two months of the eight-month accounting period ending December 31, 2002. This second interim dividend will be paid, together with the first interim dividend, in April 2003. It is expected that the total of the first interim and second interim dividends will be equivalent to approximately two thirds of the total dividends that would otherwise have been paid for a full twelve-month accounting period.

•
For the year ending December 31, 2003 (and thereafter), it is expected that an interim dividend will be paid in November of that year and the final dividend will be paid in June of the following year, in line with U.K. market practice. The expected weighting will be 40% for the interim dividend and 60% for the final dividend, as is the case with the present dividend weighting.

Cash dividends paid by the Company are in pounds sterling, and fluctuations in the exchange rate between pounds sterling and U.S. dollars will affect the U.S. dollar amounts received by holders of American Depository Receipts (“ADRs”) upon conversion by the Depositary of such dividends. Moreover, fluctuations in the exchange rates between the pound sterling and the U.S. dollar will affect the dollar equivalents of the pound sterling price of the Ordinary Shares on the London Stock Exchange and, as a result, are likely to affect the market prices of the American Depositary Shares (“ADSs”) in the United States. For information regarding the exchange rates for pounds sterling into U.S. dollars for the five most recent fiscal years, see “Exchange Rates” below. For a discussion of the historic effects of exchange rate fluctuations on the Company’s financial condition and results of operations, see the section “Effect of Foreign Currency” included in Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk”.

Exchange Rates
The following table sets forth, for the fiscal years indicated, the average, high, low and period end Noon Buying Rates for pounds sterling, expressed in U.S. dollars per £1.00:

Fiscal Year	Average*	High	Low	Period End

1998	1.65	1.70	1.58	1.67
1999	1.64	1.72	1.59	1.61
2000	1.60	1.68	1.55	1.56
2001	1.47	1.56	1.40	1.43
2002	1.43	1.48	1.37	1.46
May 1, 2002 through October 11, 2002	1.54	1.58	1.45	1.56

*	The average of the Noon Buying Rates on the last day of each month during the period.

The following table sets forth, for the months indicated high and low Noon Buying Rates for pounds sterling, expressed in U.S. dollars per £1.00:

Month	High	Low

April 2002	1.4592	1.4310
May 2002	1.4676	1.4474
June 2002	1.5285	1.4574
July 2002	1.5800	1.5206
August 2002	1.5709	1.5192
September 2002	1.5700	1.5343
October 2002 (through October 11, 2002)	1.5708	1.5569

See “Operating results” in Item 5 concerning the effect of fluctuations in the exchange rate between the pound sterling and the U.S. dollar on the Company’s results of operations.

B. Capitalization and indebtedness
Not applicable.

C. Reasons for the offer and use of proceeds
Not applicable.

D. Risk factors
As a part of the planning, control and performance management framework of the Group, each business considers strategic, operational, commercial and financial risks and identifies risk mitigation actions.

Risk can be considered either as downside risk, the risk that something can go wrong and result in a financial loss or financial exposure for the Group, or volatility risk. Volatility risk is the risk associated with uncertainty, which means there may be an opportunity for financial gain as well as potential for loss.

The risks listed primarily relate to potential downside risks. Actions taken by management to mitigate risks can provide reasonable but not absolute assurance against adverse financial effects on the Group. The nature of the Group’s business means that risks will change as a result of controllable and uncontrollable events occurring in the future.

Risks relating to the industries in which we operate

A potentially changing regulatory environment could limit our business opportunities and profitability.
Existing or future changes in laws, regulations, licenses, decisions, policies or interpretations thereof by the courts, or by regulators, may have a material adverse impact on our business, financial condition and results of operations.

In particular, the industries in which we operate are subject to a variety of environmental regulations, particularly relating to waste water discharges, air emissions, solid waste management and hazardous chemical disposal. These regulations have generally become stricter in recent years and may continue to become more stringent in the future. Any future changes to existing environmental legislation or regulation could have a material adverse effect on our business, financial condition or results of operations. There is a risk that our activities will not continue to be in substantial compliance in the future with applicable environmental legislation or regulation and we are unable to predict the costs of compliance with changes in legislation or regulation.

The cyclical nature of automotive production and sales could adversely affect our business.
Approximately 24 percent of our net sales are to automotive manufacturers in various parts of the world. Sales and production in the automotive industry are cyclical and depend on general economic conditions and other factors, including consumer spending and preferences. A significant reduction in automotive production and sales by our customers could have an adverse effect on our business, financial condition or results of operations.

A continuing improvement in vehicle component life could adversely affect our important aftermarket business.
The success of component manufacturers including ourselves in improving product quality and performance and the demand from the Automotive original equipment makers for ever greater service life and reliability has the potential to lower demand in the aftermarket business segment which could have an adverse effect on our business, financial condition or results of operations.

Some of our customers are experiencing lower levels of business.
Lower levels of economic activity have resulted in a number of our customers reducing demand from past years levels for some of our products and some rescheduling of orders. For example, in fiscal year 2002 estimated production by the world’s automotive manufacturers was down approximately 10 percent in North America, flat in Europe, and slightly lower in the Far East, compared with the prior fiscal year. These lower levels of demand resulting from the lower levels of business currently being experienced, and that may be experienced, by our customers could have an adverse effect on our business, financial condition or results of operations.

Risks related to our business

Deferred consideration in respect of disposals may not be repaid in accordance with original terms.
In May 2001 we disposed of Smith & Wesson Corp. through a stock purchase agreement, which contains deferred terms in respect of $30 million of the proceeds from disposal, which will be repaid over the seven years commencing in May 2006. If the purchaser were unable to fulfill its payment obligations in the future a provision against the deferred consideration receivable would be charged to the income statement of the Company.

We may not be able to raise sufficient additional capital necessary to fund our growth.
We may require significant amounts of capital to grow our business, implement our strategic initiatives and remain competitive. At present, our established sources of funding are through equity, bank debt and cash flow from operations. In addition, we have established a medium-term note program under which £150 million of 10 year bonds were issued in December 2001 and upon which we may draw again in the future. We believe that the sources of funding currently available will be sufficient to fund our operations. If our plans or assumptions regarding our funding requirements change, however, we may need to seek other sources of financing, such as additional lines of credit with commercial banks or vendors or public financing, or to renegotiate existing bank facilities. There is a risk that we will not be able to obtain financing from these sources, or obtain financing, or renegotiate our existing financing on a timely basis, on favorable terms, or at all. If we are unable to obtain financing from these sources, or unable to financing or renegotiate our existing financing on a timely basis or on favorable terms, we may have to delay or abandon some of our development plans or strategic initiatives. Any or all of these developments could have an adverse affect on our business, financial condition and results of operations.

We are dependent on the continued operation of our manufacturing facilities.
Our manufacturing facilities are based principally in the United States and Europe. A major disruption of our critical manufacturing facilities could result in significant interruption to our business and potential loss of customers and sales, which could have an adverse effect on our business, financial condition or results of operations.

Tomkins plc is a holding company that is dependent upon cash flow from its subsidiaries to meet its obligations.
Tomkins plc is a holding company with no independent operations or significant assets other than investments in and advances to subsidiaries. Accordingly, it depends upon the receipt of sufficient funds from its subsidiaries to meet its obligations, including its ability to repay any amounts it borrows under its medium term note program or to pay its dividends. The ability of Tomkins plc to access that cash flow may be limited in some circumstances. For instance, the terms of existing and future indebtedness of its subsidiaries and the laws and jurisdictions under which those subsidiaries are organized may limit the payment of dividends, loan repayments and other distributions to Tomkins plc. Any such limitations could have an adverse affect on our business, financial condition and results of operations.

Our automotive customers may seek to obtain price reductions from their suppliers and we may be unable to achieve corresponding reductions in cost.
Approximately 24 percent of our sales are to automotive manufacturers. It is normal practice for such customers to seek to achieve reductions in their costs from their suppliers over the duration of any committed supply arrangement. To meet any such requests for price reductions we would have to achieve corresponding cost savings in our business by strategic sourcing of raw materials and by improving production and manufacturing efficiencies. The failure to achieve future cost savings to meet the committed price reductions could adversely affect our profitability and net income.

If we are unable to protect our intellectual property rights, the future success of our business could suffer.
Our proprietary technology is protected by patents and trade secrets which could be at risk if:
•	competitors were able to develop similar technology independently;
•	our patent applications were not approved;
•	steps taken to prevent misappropriation or infringement of our intellectual property were not successful; or
•	we do not adequately protect our intellectual property.

From time to time we may need to litigate in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against significant claims of infringement. Any such litigation, the outcome of which will be uncertain, or its threat, could result in costs and a diversion of our resources.

Approximately 26 percent of our revenues are generated from 10 major customers
Approximately 26 percent of our total revenues come from the top ten customers of our Industrial & Automotive business. The loss of, or a significant decrease in demand from, one or more of these customers could result in an adverse effect on our business, financial condition or results of operations.

Industry consolidation could result in more powerful competitors and fewer customers.
Our customers and competitors in some of our markets, especially in the automotive aftermarket, and to a lesser extent in the markets of the Air Systems Components group, are consolidating to achieve greater scale or market share. Such changes could affect our customers and their relationship with us. If one of our competitors’ customers acquired any of our customers, we may lose its business. Additionally, as our customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including us.

We operate in very competitive markets and could be adversely affected if we fail to keep pace with technological changes.
We operate in very competitive environments in several geographical markets and product areas. The markets for our products and services are characterized by evolving industry standards, rapidly changing technology and increased competition. The continual development of advanced technologies for new products and product enhancements is an important way in which we maintain acceptable pricing levels. If we fail to keep pace with technological changes in the industrial sectors that we serve, we may experience price erosion and lower margins.

Our success is dependent in large part on our ability to:
•	anticipate our customers’ needs and provide products and services to meet those needs;
•	develop new products and services that are accepted by our customers;
•	enhance and upgrade our existing products and services; and
•	price our products and services competitively.

Our competitors are sophisticated companies with many resources that may develop products and services that are superior to our products and services or may adapt more quickly than we do to new technologies, industry changes or evolving customer requirements. Our failure to anticipate or respond adequately to technological developments or customer requirements, and any delay in accomplishing these goals, could adversely affect our business, financial condition and results of operations.

Reliance on certain raw materials and suppliers for key components could destabilize our productivity levels.
To the extent not reflected in prices for our products, an unexpected increase in the cost of certain raw materials, especially Polymers, aluminum and resins, could lead to lower profit margins. The failure of our key suppliers to maintain and increase production levels could result in our inability to fulfill orders, which could damage relationships with current and prospective customers and have an adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected if we are unable to obtain adequate supplies or equipment in a timely manner from our current suppliers or any alternative supplier, or if there were significant increases in the costs of such equipment.

We are dependent upon our strong relationships with manufacturers’ representatives, distributors and wholesalers.
Many of our businesses have strong established relationships with manufacturers’ representatives, distributors and wholesalers and these relationships are an important ingredient in our strong competitive positions in a number of our markets. Deterioration in these relationships, or a change in our product’s route to market, could have an adverse effect on our business, financial condition or results from operations.

We have a number of businesses in the various regions of the world, which provide additional management challenges.
We operate in many countries around the world, which requires us to take account of cultural and language differences and to assimilate different business practices. Failure to effectively manage our geographically diverse operations could have an adverse effect on our operations, financial condition or results from operations.

Our operations in foreign and emerging markets expose us to risks associated with conditions in those markets.
We operate principally in the automotive, industrial and construction related markets in a number of geographic regions of the world, including emerging markets across the globe. Operations in emerging markets present risks that are not encountered in countries with well established economic and political systems, including: economic and political instability within these markets; boycotts and embargoes imposed by the international community; significant fluctuations in interest rates and currency exchange rates; the imposition of unexpected taxes or other payments on our revenues in these markets; and the introduction of exchange controls and other restrictions by foreign governments.

In addition, the legal and regulatory systems of foreign and emerging markets identified above are often less formalized and less consistently enforced than in industrialized countries. Therefore, our ability to protect our intellectual property and our contractual and other legal rights in those regions could be limited. Changes in demand in any of these markets may have an adverse affect on our business, financial condition or results of operations.

Our international operations expose us to the risk of fluctuations in currency exchange rates.
We have manufacturing facilities in and sell products to many countries worldwide. Consequently our results can be affected by changes in the currency exchange rates. The principal currencies in which we trade are the U.S. dollar, the Euro and Pounds Sterling. Currency exchange movements can give rise to the following risks:

Transaction risk – this arises where sales or purchases are denominated in overseas currencies and exchange rates can change between entering into a purchase or sale commitment and completing the transaction.

Translation risk – this arises where the currency in which the results of an entity are reported differs from the underlying currency in which the business is transacted.

Economic risk – this arises where the manufacturing cost base of a business is denominated in a currency different from the currency of the market into which the products are sold.

Short-term volatility and long-term realignments of currency exchange rates may have an adverse affect on our business, financial condition or results of operations.

Product liability claims may arise due to the nature of our products.
We face an inherent business risk of exposure to product liability claims in the event that a failure of a product results in, or is alleged to result in, bodily injury, property damage or result in consequential losses as a result of a product recall. Any material product liability losses in the future or costs to defend any alleged failures of our products may have a material adverse effect on our business, financial condition or results of operations.

If we are unable to implement our strategic initiatives successfully, our ability to achieve optimal market performance may be impaired.
We are pursuing a number of strategic initiatives aimed to ensure we continue to focus on value creating areas, provide the appropriate value offerings to our customers, achieve superior execution of business processes and maintain a low cost position. A number of initiatives are also in place to achieve future growth by developing relationships with global customers, investing in product innovation, expanding into new geographic regions and product adjacent markets. The success of the strategic initiatives depends in part on the changing competitive dynamics of the markets in which we operate and management can provide no assurance that each of the strategic initiatives will be successful in achieving improvement in our financial performance.

If we experience difficulty in implementing our strategic initiatives it may have an adverse effect on our business, financial condition or results from operations.

We operate pension plans throughout the world, covering the majority of employees, which expose us to the risk of fluctuations in the world’s stock markets.
We operate both defined benefit and defined contribution schemes, the majority of which are in the United States of America and the United Kingdom. The schemes were in deficit by £132.7 million at April 30, 2002 as detailed in Note 24 of Notes to the consolidated financial statements. Further deterioration in price levels of securities in global markets could adversely affect our financial position.

We have a number of employees who are members of trade unions or other employment organizations.
A large percentage of our employees are members of trade unions and over many years we have been able to maintain successful relationships with the unions and employment organizations. A deterioration of these relationships in the future may have an adverse effect on our business, financial condition or results from operations.

We are required to secure and maintain operating licenses from the regulators in certain countries in which our manufacturing facilities are located.
In certain countries we are required to secure and maintain operating licenses. If we were to experience difficulties or delays in obtaining licenses in the future or the cost of such licenses increased significantly, this could adversely affect our business, financial condition or results from operations.

Risks related to the securities market and ownership of ADSs and registered shares

Holders of ADSs may be restricted in their ability to exercise voting rights.
As a holder of ADSs, you will generally have the right under the deposit agreement to instruct the depositary to exercise voting rights for the registered shares represented by ADSs.

At our request, the depositary will mail you any notice of any shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. If the depositary receives voting instructions for a holder of ADSs on a timely basis, it will endeavor to vote the securities representing the holder’s ADSs in accordance with those voting instructions. The ability of the depositary to carry out voting instructions, however, may be limited by practical limitations, such as time zone differences and delays in mailing.

ADS holders may be unable to participate in rights offerings and similar transactions in the future.
U.S. securities law may restrict the ability of U.S. persons who hold ADSs to participate in certain rights offerings or share or warrant dividend alternatives which we may undertake in the future in the event we are unable to choose not to register those securities under the U.S. securities laws and are unable to rely on an exemption from registration under these laws. While we are not currently planning any transaction of this type, we may take such actions in the future and there is a risk that it will not be feasible to include U.S. persons in those actions. If we issue any securities of this nature in the future, we may issue such securities to the depositary for the ADSs, which may sell those securities for the benefit of the holders of the ADSs. We cannot offer any assurance as to the value, if any, the depositary would receive upon the sale of those securities.

Item 4.    Information on the Company

A. History and development of the Company

General
Tomkins plc was incorporated in England in 1925, converted from a private company into a public company in March 1950 and re-registered as a public limited company in February 1982. The Company’s Ordinary Shares are listed on the London Stock Exchange and the Company’s Ordinary Shares, in the form of ADSs evidenced by ADRs, have been listed on the New York Stock Exchange (the “NYSE”) since February 1995. Prior to listing on the NYSE, the ADSs had been quoted on the Nasdaq National Market since November 1988. Tomkins plc is registered in England and Wales No. 203531. Its registered office is East Putney House, 84 Upper Richmond Road, London SW15 2ST (Telephone: +44 (0) 20 8871 4544).

Tomkins is a global engineering group with market and technical leadership. Its activities report in three business segments:

Air Systems Components
The Air Systems Components group manufactures air handling components, supplying the heating, ventilating and air conditioning market. The product range includes fans, grills, registers, diffusers, fan coils and terminal units for residential and commercial applications and dampers for architectural, commercial and industrial use.

Engineered & Construction Products
The Engineered & Construction Products segment manufactures a range of engineered products for a variety of end markets related to the building, construction, truck and trailer and automotive industries.

Industrial & Automotive
This segment manufactures a wide range of automotive products and components through four business areas; Power Transmission, Fluid Power, Fluid Systems and Wiper Systems selling to original equipment manufacturers and replacement markets.

The Company’s continuing operating units manufacture and distribute products throughout the world, including the United States, the United Kingdom, Canada, France, Belgium, the Republic of South Africa, Germany, Mexico, Brazil, Spain, The Netherlands, Korea, Australia, Singapore, Argentina, India, Japan, the Republic of China, Poland and Thailand. The Group’s operating units are based principally in North America, Europe and Asia, employing approximately 40,700 people on average, worldwide, during fiscal 2002.

Strategy
Following the appointment of Jim Nicol as Chief Executive in February 2002, a review of corporate strategy was performed, building on the work already undertaken by management prior to his joining the Group. The review looked in particular at technology (both in products and manufacturing systems), manufacturing initiatives and the role of the corporate center.

While maintaining the financial rigor and cost control that has been a key feature of its financial and operational performance, Tomkins will target long-term value creation through the development of an increasingly more entrepreneurial culture across the Group. In addition to profit maximization and cash control, managers will be encouraged to focus on top line growth. The corporate center will add value in terms of management development, the encouragement of knowledge sharing and technology development, rigorous and transparent financial discipline and the promotion of growth.

Tomkins will concentrate upon the following critical areas:

•	Continuing to build upon its existing strong manufacturing businesses supplying systems and components to industrial, automotive and construction markets worldwide.

•
Focusing upon the application of technology to meet customer needs. Technology will be developed internally or acquired, either directly or in partnership, to be applied to the creation of new products.

•
Achieving top line organic growth through focusing upon the development of products, markets and customers. This will be supplemented through bolt on acquisitions where we can add to our competitive positions and larger acquisitions where we believe they can achieve our aim of developing the businesses into higher technology areas.

•	Creating a management team and culture with the ability to respond rapidly to change, supported by a compensation structure that encourages and rewards entrepreneurship and is aligned closely to the interests of shareholders.

•
Leveraging our existing customer relationships through the supply of a broader range of systems and products, and developing further our global relationships with customers that have global operations.

•
Maintaining and improving our position as a low cost producer through strategic manufacturing initiatives, increased application of lean manufacturing and six sigma techniques and the sharing of best practice across all businesses.

•
Continuing to review rigorously those businesses that fail to make an adequate return in excess of their cost of capital or that do not demonstrate the capability of adding economic value to the Group in the longer term. An exit route will be found for those that are not expected to reach the required standards, allowing resources to be focused into higher value creating areas.

•	Maintaining the highest standards of financial control and reporting within the businesses and the Group as a whole.

•	Developing an efficient capital structure which has strength and flexibility to support the growth of the business.

•	Continuing to communicate transparently with the investment community and other stakeholders.

The Group already has a good foundation for growth and has many costs and revenue initiatives in place that are coming to fruition during the current year and more importantly in 2003. A focus on new technologies and strategic manufacturing initiatives will provide a platform for continued growth in value in the future. Upon successful completion of the changes outlined above, the Group expects to achieve what many companies seek - a large enterprise of global presence with an entrepreneurial culture that management believes will accelerate growth.

Principal acquisitions, disposals, and capital expenditures
Fiscal 2002
On May 11, 2001 Tomkins sold Smith & Wesson Corp. for consideration of $15.0 million (£10.6 million). The purchaser also paid $20.0 million (£14.1 million) of an outstanding loan of $73.8 million (£52.0 million) due from Smith & Wesson Corp. to Tomkins Corporation. Of the remaining $53.8 million (£37.9 million), $30 million (£21 million) will be repaid on an amortizing basis over the seven years commencing in May 2004 and $23.8 million (£16.8 million) was included in the equity capital acquired by the purchaser. Interest on the outstanding loan balance will continue at nine percent per annum.

Totectors Limited and The Northern Rubber Company Limited were sold on May 25, 2001 and September 11, 2001 respectively for a total consideration, net of costs, of £23.0 million. Sunvic Controls Limited was sold on July 27, 2001 for total consideration, net of costs, of £1.8 million.

Tomkins acquired American Metal Products Company and the business and assets of Superior Rex on November 13, 2001 and November 19, 2001 respectively, for combined consideration of $45.0 million (£31.2 million). These acquisitions are included within the Air Systems Components group, and further information on them within “Item 5. Operating and Financial Review and Prospects.”

On December 17, 2001, the bellows business of Standard-Thomson Corporation was sold for cash consideration, net of costs, of $1.6 million (£1.1 million).

Fiscal 2001
The Company sold the Red Wing Company Inc on July 14, 2000 for cash consideration, net of costs, of $140.9 million (£93.8 million). The Company completed the sale of the remaining Food Manufacturing business segment on August 31, 2000 for total cash consideration of £1,138.0 million. The loss on disposal totaled £216.8 million, of which £215.0 million had been provided for in fiscal 2000.

The Company sold Murray Inc and Hayter Limited on October 5, 2000 for consideration of $219.3 million (£148.3 million). Of the proceeds, the Company has received $206.3 million (£139.5 million) in cash and $13.0 million (£8.8 million) in a secured subordinated loan note, repayable in 2006. The loss on disposal was £76.2 million.

On November 3, 2000, the Company acquired the business and net assets of Care Free Aluminum Products, Inc. for a cash consideration of $11.2 million (£7.8 million). The Company sold Homer of Redditch Limited,

Twiflex Limited and T. A. Knight Limited on May 18, 2000, June 23, 2000 and February 16, 2001 respectively for total cash consideration, net of costs, of £3.1 million. The loss on disposal totaled £1.8 million.

Fiscal 2000
Tomkins sold Shipham and Company Limited and The Premier Screw and Repetition Company Limited on April 17, 2000 and April 27, 2000 respectively, for total consideration of £2.6 million.

On June 25, 1999 the Company completed the acquisition of ACD Tridon, a manufacturer of fully integrated windshield wiper systems, for CAD$159 million (£68.7 million) including acquired debt of CAD$105 million (£45.2 million) and on August 9, 1999 completed the acquisition of Hayden’s Bakeries Limited, a high quality patisserie and dessert manufacturer, for £5.2 million, including the repayment of £1.7 million debt.

On November 10, 1999 Tomkins acquired the 14% of the ordinary shares in Anand Gates (India) Private Limited held by a minority shareholder of that company for cash consideration of £0.8 million.

On December 30, 1999 Tomkins acquired the assets of Hart & Cooley, a leading U.S. producer of grilles, registers and diffusers used in residential and light commercial applications, for cash consideration of $322 million (£197.5 million) including acquired debt. On January 9, 2000 the Company completed the acquisition of Air Diffusion Limited, and the business of Actionair, both of which have a leading position market in the U.K. air handling industry for cash consideration of £8.0 million and acquired debt of £2.8 million.

Recent events
On May 15, 2002 Tomkins sold the consumer and industrial division of Gates (U.K.) Limited for cash consideration of £24.0 million. On May 24, 2002, Tomkins sold Lasco Composites for cash consideration of $43.5 million (£29.8 million). On September 11, 2002 Tomkins acquired Ward Industries, Inc. for provisional consideration of $10.8 million (£7.0) million. On October 2, 2002, Tomkins plc acquired the HVAC dampers business of Johnson Controls, Inc. for a maximum consideration of $12 million (£7.7 million).

B. Business overview

Segment contribution to net sales and operating income
Comparative figures show operating income including the Company’s share of income from associates and is before goodwill amortization. The contribution of each segment to the Company’s net sales and operating income under U.K. GAAP is set out below.

	Fiscal Year Ended

In £ millions	April 30,	April 30,	April 29,
	2002	2001	2000
	(365 days)	(366 days)	(364 days)

By Business Segment

Air Systems Components
Net Sales	516.4	487.9	321.6
Operating Income (1)	53.8	55.3	42.4
Engineered & Construction Products
Net Sales	871.5	878.9	918.8
Operating Income (1)	77.8	85.4	120.4
Industrial & Automotive
Net Sales	1,985.9	1,968.3	1,921.3
Operating Income (1)	146.9	191.8	200.8
Food Manufacturing
Net Sales	-	562.1	1,898.6
Operating Income (1)	-	26.0	162.0
Professional, Garden & Leisure Products
Net Sales	-	208.3	580.1
Operating Income (1)	-	(14.5)	22.4
Central Costs (3)
Net Sales	-	-	-
Operating Income (1)	(12.6)	(24.0)	(21.3)
Total

Net Sales	3,373.8	4,105.5	5,640.4

Operating Income (1)	265.9	320.0	526.0

By Geographic Region	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total

United States (2)	2,380.5	70.6	2,498.1	60.9	2,884.3	51.1
United Kingdom	237.7	7.0	787.4	19.2	1,908.6	33.8
Rest of Europe	290.3	8.6	309.8	7.5	341.0	6.1
Rest of World	465.3	13.8	510.2	12.4	506.5	9.0

	3,373.8	100.0	4,105.5	100.0	5,640.4	100.0

(1)
Operating income includes the Company’s share of income from associates and is before goodwill amortization. See table in Item 3. Key Information for a reconciliation to operating income in total as reported in the financial statements.

(2)
Translated at the Tomkins weighted average weekly rate for fiscal 2002 of £1 = $1.4330 (2001- hedged rate of £1 = $1.59; 2000 – hedged rate of £1 = $1.61). See item 11 for a description of hedging of profits of overseas subsidiaries.

(3)	Includes the cost of the corporate center function, which carries out corporate functions for the Group as a whole.

Notes 5(a), 5(b) and 5(c) of the consolidated financial statements provide more detailed business segment and geographic information concerning the Company’s operations.

Air Systems Components

Fiscal year ended April 30, 2002
Net Sales	£516.4	m
Operating income including income from associates and before goodwill amortization	£53.8	m
Operating margin	10.4%
Net operating assets	£144.9	m
Return on net operating assets	37.1%
Capital expenditure	£16.1	m
Depreciation (net of government grants)	£17.9	m
Employees	6,909

Business unit	Proportion of 2002 net sales	Products		Primary Markets

Hart & Cooley	32%	• •	Grilles, registers and diffusers Flex ducting and venting	•	Residential construction

Air Systems	26%	• • •	Grilles, registers and diffusers Terminal boxes Fan coils	•	Commercial and industrial construction

Ruskin	23%	• •	Louvers, dampers, grilles and screens Fire, smoke and air control dampers and airside and waterside control fan coil units	•	Commercial and industrial construction

Lau	19%	• •	Axial and centrifugal fan components and systems Exhaust fans	•	Heating, ventilating and air-conditioning manufacturers and commercial and industrial construction

The Air Systems Components group’s products are primarily sold throughout the United States, Canada and the United Kingdom. Competition is based principally on price, quality, service and breadth of product line. Just under half our sales pass through manufacturers’ representatives and approximately 35 percent are sold through wholesalers, principally in the residential market. The balance of sales is direct to original equipment manufacturers (“OEMs”).

Hart & Cooley
Hart & Cooley is a market leader in the U.S., in residential and light commercial grilles, registers, and diffusers (“GRD”). Hart & Cooley also produces flexible duct systems and chimney and gas venting systems which are marketed primarily through wholesale distribution with the GRD products.

Air Systems
Air Systems design and manufacture diffusers, variable air volume terminal boxes (with or without fan power) (“VAV boxes”), grilles, registers, duct heaters, and fan coils for use in heating, ventilating and air conditioning systems in industrial, institutional and commercial applications. It also sells digital controls with its lines of VAV boxes. These products are sold directly to contractors or to manufacturers’ representatives or distributors for resale to contractors.

Ruskin
Ruskin produces and markets commercial and industrial air control dampers, fire and smoke dampers, architectural louvers, sound absorbers, rooftop fire and smoke hatches and vents for use in air conditioning, heating, ventilating and pollution control systems contained in office buildings, hotels, shopping centers, power plants, paper mills and other manufacturing plants. These products are sold directly to manufacturers of heating, ventilating and air conditioning equipment and to contractors and commercial users principally through manufacturers’ representatives. Ruskin Air Management, a U.K. business, markets its damper, louver and grilles, register and diffuser products principally in the United Kingdom and continental Europe. This business gives the Company an important entry to these markets for its other air distribution products.

Lau
Lau manufactures and supplies fans and blowers for residential forced air heating systems and air conditioners, fans for commercial and industrial use and central heating humidifiers for use with home and light commercial heating equipment. Lau’s Conaire division provides aftermarket distribution of spare parts primarily for the residential heating and air conditioning market. These products are sold directly to OEMs, contractors and manufacturers’ representatives. Lau also produces a comprehensive line of centrifugal and axial fans for both commercial and industrial applications. The lines comprise power roof ventilators, inline duct fans, ceiling fans, cabinet fans, propeller roof and wall fans, and fan accessories. Products are marketed primarily through manufacturers’ representatives to the commercial and industrial sectors. Lau’s Barry Blower and Supreme divisions produce heavy-duty axial and centrifugal fans and blowers and food service exhausters.

Engineered & Construction Products

Fiscal year ended April 30, 2002
Net Sales	£871.5	m
Operating income including income from associates and before goodwill amortization	£77.8	m
Operating margin	8.9%
Net operating assets	£231.3	m
Return on net operating assets	33.6%
Capital expenditure	£16.3	m
Depreciation (net of government grants)	£25.2	m
Employees	10,104

Business unit	Proportion of 2002 net sales	Products		Primary markets

Lasco	33%	• • •	Baths and whirlpools PVC, CPVC and HDPE pipe fittings Composite panels	• • •	Residential, manufactured housing Commercial, residential and industrial construction Recreational vehicles, truck trailers

Wheels and Axles	21%	•	Non-drive axles and wheels	•	Industrial and general utility, manufactured housing and recreational vehicles

Doors and Windows	19%	•	Vinyl and aluminum windows, venting and doors	•	Residential construction, manufactured housing and recreational vehicles

Material Handling	16%	• •	Automotive conveyors Scrap handling systems and conveyor belts	• •	Automotive factories, parcel/postal facilities Automotive and industrial primary metal working

Other	11%	•	Valves and pumps	•	Commercial, industrial, residential and institutional construction

Lasco
Lasco Bathware designs, manufactures and markets fiberglass and acrylic showers, bathtubs, tub/shower combinations and whirlpools used in residential (including manufactured) housing and some commercial construction. Included in the product line are assisted care showers and tub/shower combinations designed to meet the needs of senior citizens and the special requirements of the disabled. Products are sold primarily through distributors but also directly to builders and through do-it-yourself channels in the United States. Aquatic Industries, a division of Lasco Bathware, is a maker of up-market acrylic whirlpools, principally for the dealer/distributor market. The facility has been expanded and new equipment added to increase capacity and reduce costs.

Lasco Fittings manufactures plastic fittings used in agricultural irrigation, turf irrigation, water works, swimming pools and spas, for commercial and industrial applications as well as for residential housing purposes. These products are sold through distributors and, to a lesser extent, hardware stores.

Lasco Composites, which produced fiberglass panels for use in construction of buildings, recreational vehicles and truck trailers, was disposed of in May 2002.

In the United States, there are at least four principal producers, including Lasco, in each of the bathware and fittings businesses. Competition is based on price, quality, availability and service.

Wheels and Axles
Dexter Axle produces and markets its products primarily in the United States directly to OEMs and distributors. Dexter Axle has two product lines, axles and complete trailer running gear for the general utility, highway trailer, heavy hauler trailer, manufactured housing and recreational vehicle markets and steel wheels and rims for incorporation in its products or for sale as components.

The general utility market includes horse and livestock trailers, light duty equipment trailers and boat trailers. Running gear assemblies, consisting of axles with capabilities ranging from 800 pounds to 40,000 pounds, wheels and various component suspension and break systems are made for movement of manufactured housing units, recreational vehicle trailers and utility, equipment hauling, heavy hauling and highway trailers. Used axles, which are recycled by regional operators for re-use, provide strong competition in the manufactured housing industry. Competition is based on price, quality, safety, product performance and service.

Doors and Windows
Philips Products is a U.S. producer of aluminum and vinyl windows, doors and venting products for the manufactured housing and recreational vehicle markets. The majority of these products are sold to OEMs of manufactured housing and recreational vehicles. Philips Products also produces aluminum and vinyl windows and doors for the residential markets, principally for use in new on-site construction and in the replacement and remodeling markets. These products are sold primarily to distributors, contractors, homebuilders and mass merchandisers.

Material handling
Dearborn Mid-West Conveyor Company designs, fabricates and installs overhead conveyor systems and inverted power and free conveyor systems, skillet systems, automatic electrified monorail systems for the automotive industry, conveyors for bulk materials and various unit handling systems for parcel movement applications.

Mayfran America and Mayfran Europe manufacture and market conveyor and material handling systems principally for the movement of scrap generated in metal working industries. Conveyor systems are also manufactured for the solid waste processing and recycling industries.

Other
Hattersley Newman Hender Limited manufactures heating, ventilating and air conditioning valves for the commercial, industrial, residential and institutional construction industries. The company supplies its products, directly and through distributors, to end users, including utilities, local authorities, industrial and commercial users, contractors and heating engineers. Sales of valves in the United Kingdom, where Tomkins enjoys a leading market position, represented 76% of total valve sales in fiscal 2002, with other sales being made principally in the Middle and Far East, the Americas, Africa and the rest of Europe. Investment will continue in new product development, product cost reduction and advanced production techniques in order to ensure that quality and price competitiveness are maintained.

Pegler Limited is a United Kingdom based manufacturer of ball valves, thermostatic and manual radiator valves as well as faucets and mixers for the United Kingdom and international markets. Faucets, mixers and valves are marketed under brand names such as “Bulldog”, “Terrier”, “Sequel” and “Recollections”. The company traditionally operates via distributor trade routes but has extended distribution of luxury faucets and mixers by the development of a retail sales structure for the U.K. market. Although its major focus remains in the U.K. construction market, Pegler generates sales to all major continents and has significant sales in the U.S., Middle and Far East markets.

Cobra Investments (Pty) Limited, a 62.4 percent owned subsidiary, is a manufacturer of non-ferrous plumbing products in South Africa and a major supplier to all sectors of the housing and commercial markets.

Industrial & Automotive

Fiscal year ended April 30, 2002
Net Sales	£1,985.9	m
Operating income including income from associates and before goodwill amortization	£146.9	m
Operating margin	7.4%
Net operating assets	£780.6	m
Return on net operating assets	18.8%
Capital expenditure	£98.4	m
Depreciation (net of government grants)	£86.7	m
Employees	23,596

Business unit	Proportion of 2002 net sales	Products		Primary markets

Power Transmission	40%	•	Synchronous belts, V-belts, multi V-ribbed belts, accessory drive systems, synchronous drive systems	•	Automotive original equipment and aftermarket (timing and accessory drives); industrial original equipment and aftermarket (outdoor power equipment, office machines etc.)

Fluid Power	16%	• •	Industrial hose and connectors Transfer hose	•	Industrial, construction, agricultural and mobile equipment, hose and connector applications

Wiper Systems	14%	•	Wiper systems and components	•	Automotive original equipment and aftermarket

Fluid Systems	12%	• • • •	Fuel products Valve products Thermostats Automotive hose	•	Automotive and industrial – fuel valves/caps and radiator caps for cars and trucks; curved hose for mobile markets

Other Aftermarket	18%	• •	Automotive accessories, radiator cores Clamps and formed fiber	•	Automotive and industrial aftermarkets

The Industrial & Automotive group is headquartered in Denver, Colorado and Dayton, Ohio. It is one of the world’s largest suppliers of automotive parts, components and systems, serving a wide variety of industries, including the industrial and automotive original equipment and replacement markets, transportation, agricultural, mining, forestry, construction, office equipment, computer, and the food processing and handling markets.

In total, the group operates 72 factories and 40 distribution centers in 20 countries. It is the only non-tire polymer-based products company with development centers and manufacturing operations in North America, Europe, Asia and South America. No other belt and hose company has operations in all of the world’s major automotive development centers.

The group operates 42 manufacturing plants in North America, and a further 6 in Latin America. European operations include 17 manufacturing plants and 7 distribution centers, which provide customers with Tomkins products and technology. There are also operations in Asia and the Pacific Rim including Singapore, Australia and India, with joint venture manufacturing facilities in South Korea, Japan, China, and Thailand.

The Industrial & Automotive group operates five global strategic enterprise groups: power transmission, fluid systems, wiper systems, fluid power and other aftermarket products. These groups include divisions integrated from the acquisitions of Gates, Stant, Trico, Tridon and Schrader. Together, these operations employ approximately 23,600 people around the world. Products are sold directly to industrial and automotive original equipment manufacturers and through a network of approximately 150,000 distributors, dealers and jobbers worldwide, to the industrial and automotive replacement markets.

Power Transmission
The worldwide Power Transmission Group produces a comprehensive global product line ranging from synchronous belt and accessory belt drive systems for automotive applications to heavy-duty industrial belt drives. Its eight major product lines include V-belts, multi V-ribbed belts, synchronous belts, sheaves/sprockets, pulleys, tensioners, idlers, and crankshaft dampers.

Power Transmission is globally integrated in order to standardize products, process technology, and to maximize resource utilization across the Tomkins group of companies. Core technology centers (“CTCs”) associated with each product line are responsible for global product development. Regional commercialization centers are responsible for the commercialization process and for implementing best practices throughout the Group’s facilities in their respective regions for a particular product line. Two global research centers are responsible for identifying new technologies and locating materials to meet the CTCs’ requirements. There are three Automotive Technical Centers (“ATCs”) located at Aachen in Germany, Rochester Hills in the US and Nara in Japan, which lead product and systems design and engineering. The ATCs also perform customer specific component or system testing.

Power Transmission supports and supplies customers on a regional and global basis. Regional management in the Americas, Europe and Asia work to leverage the Group’s market strengths from one area to another utilizing common processes and global product lines.

Fluid Systems
The Automotive Fluid Systems Group, made up of divisions acquired as Stant Corporation, Schrader-Bridgeport International, and the Gates Automotive Hose business in Europe, is a leading designer, manufacturer and distributor of a broad range of automotive fluid conveyance and management components and modules, as well as tire components. Products are sold primarily for use as original equipment by manufacturers of cars and trucks and in the automotive replacement market as repair parts and accessories. Major customers include DaimlerChrysler, Ford, and General Motors, as well as a number of other major international OEMs. Products from Gates Automotive Fluid Systems Group are also sold in a vast majority of wholesale and retail automotive parts and distribution outlets in the United States, including the service departments of OEM dealers.

The Automotive Fluid Systems Group is the technology and market leader in Remote Tire Pressure Monitoring Systems, (“RTPMS”), a driver information and passenger security system that the company is both economically and ergonomically integrating into vehicle electronic information systems. It also designs and manufactures a variety of oil and fuel filler caps, radiator caps, thermostats for engine cooling systems, and a wide range of tire and specialty valve products. RTPMS, tire, and specialty valve products are sold under the “Schrader-Bridgeport” and “Schrader Electronics” trademarks. Closure cap and fuel management valve products are sold under the “Stant,” “Lev-R-Vent” and “Pre-Vent” trademarks. Engine thermostats are sold under the “Stant,” “Weir-stat,” and “Superstat” brand names.

Wiper Systems
The Wiper Systems Group comprises Trico and Tridon operations and is one of the world’s largest manufacturers of automotive windshield wiping systems and systems components, producing arms, blades, linkage mechanisms, modules, motors and electronic components. Modular systems combine the linkages, arms, blades, motors and electronic circuitry produced by the Wiper Systems Group with plastic housings, manifold assemblies and other components purchased from supplier partners. Systems are sold directly to OEMs as ready-to-install modules. Wiper blades are produced in sizes ranging from 11 to 28 inches and over 50 different types of wiper arms are manufactured. Wiper blades and arms are sold for use as original equipment and in the consumer market under the “Trico,” “Exact Fit,” “Nu-Vision,” “Roberk,” and “Tridon” brand names. Over 25 different types of linkages are produced and sold for use as original equipment.

Fluid Power
The Fluid Power Group manufactures and distributes a wide range of fluid power, coolant conveying, and other material/fluid transfer hose and connector products, such as couplings, adapters and crimping machines. These products are sold to OEMs and consumer customers for industrial and automotive applications.

Other Aftermarket Products
The Aftermarket Group integrates the sales, marketing, distribution and manufacture of products destined for the Automotive Aftermarket worldwide and sold under the Gates, Stant, Trico, Tridon, Ideal and Schrader brands. The Aftermarket Group is also a leading manufacturer of copper-brass and aluminum heaters in the North American market. It designs and sells aftermarket automotive tools and fittings, power steering hose, and hazard warning flashers and stainless and carbon steel hose clamps for both original equipment and parts applications.

The Aftermarket Group also manufactures and distributes specialist components for the automotive industry. Schrader-brand products include precision control valving and associated fluid conveyance and control modules for vehicle fluid system applications in fuel delivery, emission control, engine management, brake, steering, power transmission, coolant, air conditioning, windshield washing, PVC air hose, and ride control. Schrader, a leading brand of wheel valving for cars, medium- and heavy-duty trucks, agricultural vehicles and construction equipment, offers a full range of products including tubeless tire valves, valves for inner tubes, cores, tubeless valves for large wheels and an assortment of specialty valving for virtually all global applications.

Wheel care products, air power pneumatic components and systems, and pressure-measuring devices are marketed to automotive channels worldwide. Wheel care products include “Camel” brand tire patch products, tools, chemicals and “Schrader” brand tire valves and cores. Air power systems include “Amflo” pneumatic couplers and plugs, “Douglas” air compressors, fitted hose, recoil hose, blowguns and inflators. The Aftermarket Group’s “Syracuse” brand of pressure-measuring devices is a recognized market standard in North

America. The Aftermarket Group supplies “Amflo” pneumatic accessories to the home improvement retailer segment including Home Depot and Lowe’s, its key customers.

Gates Formed-Fibre Products, Inc. (“GFFP”) is one of the largest producers of molded automotive trunk liners in the world. GFFP and its licensees supply trunk trim, door panels and parcel shelves to automotive OEMs in North America, Europe, Asia and Australia. The firm’s Fiber Extrusion, Inc., facility produces polyester fiber for company use and for sale to external customers.

Professional, Garden & Leisure Products
Tomkins strategy is to focus on its engineering business and, in order to move towards this goal, it exited the Professional, Garden & Leisure Products segment in early fiscal 2002 with the disposal of its Smith & Wesson subsidiary, which sells handguns and law enforcement products, in May 2001.

Raw Materials and Energy Supplies
The Company purchases a broad range of raw materials, components and products from around the world in connection with its activities. The ability of the Company’s suppliers to meet performance and quality specifications and delivery schedules is important to its operations, but the Company is not dependent on any single source of supply for critical materials. In the past, the energy and materials required for the Company’s manufacturing operations have been readily available. However, basic raw materials such as aluminum, steel, copper, brass and other metals, glass, polymers, plastics and wood used in the production of the Company’s products, can be subject to significant fluctuations in price. Where appropriate, the Company’s subsidiaries seek to minimize the effect of fluctuations in prices of raw materials by entering into forward purchase contracts or options to fix the input cost of the raw material or product.

Seasonality
Air Systems Components
Sales to the construction industry slow down in November and December before the Thanksgiving, Christmas and New Year holiday season. Sales can also be affected regionally by severe weather. Heating product sales are more concentrated in the fall and cooling products in the spring.

Engineered and Construction Products
Sales into the housing construction markets are generally stronger in the spring and summer months, as are sales of fittings to the irrigation markets.

Industrial & Automotive
Sales to OEMs do not tend to exhibit any constant seasonal pattern but sales into the aftermarket are generally stronger during the winter months reflecting higher levels of demand for replacement parts for vehicles and industrial equipment during this period.

Patents and Trademarks
Tomkins management believes that the Company’s operations are not dependent to any significant degree upon any single or series of related patents or licenses. Tomkins management also believes that the Company’s operations are also not dependent upon any single trademark or trade name, although trademarks and trade names are identified with a number of the Company’s products and services and are of importance in the sale and marketing of such products and services. The more important trademarks and trade names owned by or licensed to the Company are:

Air Systems Components
“Actionair”, “Agitair”, “Air-Lens”, “Air-Trac”, “Ameri-Bucket”, “American Metal Products”, “Ameri-flow”, “Barry Blower”, “Debothezat”, “Designaire”, “Designflo”, “Eclipse”, “Enviro-master”, “Fan Blade Design”, “Fibre-Aire”, “Flip-Top”, “Flocross”, “Flow-cross”, “Flowbar”, “Hart & Cooley”, “Imperialine”, “Industrial Air”, “J&J Register”, “Know”, “Krueger”, “Lau”, “Metlvent”, “Naco”, “Omnivent”, “Penn”, “Radian”, “Reliable”, “Rink”, “Rink Sound Control”, “Roto-Jet”, “Royalaire”, “Ruskin”, “Sky Blast”, “Slyde-Out”, “Steriflo System”, “Stripline”, “Summitair”, “Supreme”, “Swartout”, “Tensor”, “Titus”, “Tuttle & Bailey”, “Woodwinds”, “Valley”, “Vapor-Air”, “Vector”, “Venturi-Flo”, and “Z-Com”.

Engineered & Construction Components
“Accuflo”, “Carefree”, “Champagne Series”, “D and Design”, “DBM Design”, “Dexstar”, “Dexter”, “Discovery lll”, “DMW Dearborn Mid-West Conveyor Co. and Design”, “DMW Design”, “DQM”, “Duravent”, “Dynamark”, “E-Z Lube”, “Enviro-seal”, “Insta-Curb”, “Jet-Flo”, “Lasco”, “Mayfran”, “Mid-West”, “Never Clean Your Gutters Again”, “Northern Breeze”, “Philips Products”, “Poly Armor”, “Prestex”, “Propellair”, “Regis”, “Sani-Top”, “Serenity”, “Surfaire”, “Swirl-Design”, “Thermaguard ll”, “Torflex”, “Traditions”, “Ultravent”, “Unified”, “Ventadome”, “Weatherbeater” and “Z-Pan”.

Industrial & Automotive
“Amflo”, “Blue Stripe (design)”, “Boost”, “Bridgeport”, “Camel”, “Con-Form”, “Design Flex”, “Design OHL”, “Design View”‘, “Diradia”, “Drivealign”, “ECR”, “Edelmann”, “Etensioner”, “Eurogrip”, “Exact Fit”, “EZ Align”, “Flex Gear”, “Flex-Weave”, “Food Beverage Master”, “Food Master”, “Gates”, “Gates Compass”, “Gatesfacts”, “Gates In an Oval (design)”, “GEM”, “Green Stripe”, “GT”, “HC”, “Hi-Power”, “HTD”, “Ideal”, “Instant”, “Lev-R-Vent”, “Liberty”, “Line-Lite”, “LubriMatic”, “M2T”, “Mat-Form”, “Mega3000”, “Megacrimp”, “Megaflex”, “Megaspiral”, “Megasys”, “Megatuff”, “Megavac”, “Micro-V”, “Mobilecrimp”, “Omnicrimp”, “Optimizer”, “Pistol-Matic”, “Plews”, “Plews LubriMatic”, “Polarflex”, “Polarseal”, “Poly Chain”, “Poly Chain XT”, “PolyFlex”, “Power Crimp”, “Powerlink”, “Powerpro”, “Powerated”, “Powerband”, “Powerbraid”, “Powercraft”, “Pow’r Gear”, “Powergrip”, “Powergrip HTD”, “Pro Tuff”, “Quick-lok”, “Rain Pro”, “Red Devil”, “Roberk (and arrow design)”, “Safety Stripe”, “Schrader”, “Schrader Smart Valve”, “Shark”, “Smartdrive”, “Speedflex”, “Sportline”, “Stant”, “Stretch Fit”, “Super HC”, “Superstat”, “Superior”, “Synchro-Power”, “Syracuse”, “Tensioflex”, “Tara-Lock”, “Texrope”, “3-X”, “Trico”, “Tridon”, “Tri-Power”, “Tru-Flate”, “Truflex”, “Tru-power”, “Tuffcoat”, “Tufflex”, “Twin Power”, “Ultimate”, “Ultra Lube”, “Unitta”, “Vari-Matic”, “Vextra”, “Vibraflex”, “Visionall”, “Vulco”, “Vulco-Flex”, “Weir-Stat”, “Windspoiler”, “Winterblade”, “Wiper World (design)”, “XL” and “Xtreme”.

Governmental Regulation
The Company’s operating subsidiaries are regulated by governmental authorities in a number of countries. Many of the products produced by the Company’s subsidiaries are subject to governmental regulation regarding their production, sale, advertising, safety, labeling and raw materials. The Company believes that its subsidiaries have taken sufficient measures to comply with applicable local or national regulations.

Some of the regulations applicable to the Company’s subsidiaries include regulations that would allow local, national or federal authorities to mandate product recalls, or provide for the seizure of products, as well as other sanctions. The Company believes that the controls implemented by its subsidiaries minimize the risk of the occurrence of such events and that such risks do not pose a material threat to the Company.

The Company maintains worldwide insurance coverage for product liability claims and believes that its level of insurance coverage is adequate.

The Company’s subsidiaries are subject to regulation under various and changing federal, state and local laws and regulations relating to the environment and to employee safety and health. These environmental laws and regulations govern the generation, storage, transportation, disposal and emission of various substances. Permits are required for operation of certain businesses carried out by the Company’s subsidiaries (particularly air emission permits) and these permits are subject to renewal, modification and, in certain circumstances, revocation. The Company believes that its subsidiaries are in substantial compliance with laws and regulations which could allow regulatory authorities to compel (or seek reimbursement for) clean up of environmental contamination at its subsidiary-owned sites and at facilities where its waste is stored or disposed of.

C. Organizational structure
Tomkins plc is the parent of a large number of subsidiaries that are organized into three business segments and a Corporate Center function. The following chart reflects the management structure. Item 17 contains a list of the Company’s principal operating subsidiaries and associates, categorized by business segment.

D. Property, plants and equipment
Tomkins’ principal executive offices are located in London, England. The Company’s plants, warehouses and offices are located in various countries throughout the world, with a large number in North America. The Company owns most of these properties in the United Kingdom and the United States. The Company continues to improve and replace properties when considered appropriate, to meet the needs of its individual operations.

The net carrying value at April 30, 2002 of the property, plant and equipment of the Company was £864.3 million, of which £77.4 million represented property, plant and equipment located in the United Kingdom, £565.9 million located in the United States and £76.1 million located in continental Europe, with the balance of £144.9 million in the rest of the world.

Item 5. Operating and Financial Review and Prospects

A. Operating results

General
Tomkins operations cover three business segments: (i) Air Systems Components, (ii) Engineered & Construction Products and (iii) Industrial & Automotive. During fiscal 2002 the Company has completed its withdrawal from its Professional, Garden and Leisure Products segment. For information on the contribution of each reporting unit to the Company’s net sales and operating income, see the “Business overview” section of Item 4.B. and Note 5 of the Notes to the consolidated financial statements.

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). For a discussion of the main differences between U.K. GAAP and U.S. GAAP which materially affect the financial results of the Company, see Note 27 of the Notes to the consolidated financial statements. The following discussion and analysis relates to the Consolidated Financial Statements prepared under U.K. GAAP.

The Board of Tomkins has decided to change the Company’s fiscal year end from April 30 to December 31, with effect from the eight month accounting period ended December 31, 2002. Quarterly reporting will be introduced with effect for the year ending December 31, 2003, commencing with the three-month period to March 31, 2003.

Overview
The Company’s net sales were £3,373.8 million in fiscal 2002, £4,105.5 million in fiscal 2001 and £5,640.4 million in fiscal 2000, of which £3,373.8 million, £3,335.1 million and £3,161.7 million respectively, related to continuing operations. Income before taxes was £264.4 million in fiscal 2002, £144.0 million in fiscal 2001 and £252.6 million in fiscal 2000.

Between September 1997 and April 2002, the Company has returned in excess of £1,020.2 million to shareholders through the repurchase and cancellation of 442.5 million Ordinary Shares, equivalent to 37% of the issued share capital.

A more detailed commentary of the Company’s operations by segment is set out below.

Acquisitions & Disposals
Details of the acquisitions and disposals during the three-year period ended April 30, 2002 are given in the “Principal capital investitures and divestitures” section of Item 4. “Information on the Company”.

Fiscal Year 2002 Compared with Fiscal Year 2001
Group net sales were £3,373.8 million compared to £4,105.5 million in fiscal 2001. In the continuing business segments, net sales grew by 1.2 percent to £3,373.8 million in 2002 compared to £3,335.1 million in 2001. Year on year currency fluctuations resulted in an increase of 6.5 percent and a decrease of 0.5 percent arose from the net effect of acquisitions and disposals, leaving an underlying decrease of 4.8 percent from existing businesses.

Cost of sales decreased from £2,985.8 million in fiscal 2001, which represented 72.7 percent of net sales, to £2,443.0 million in fiscal 2002, which is 72.4 percent of net sales. Distribution costs and administration expenses decreased by 16.6 percent to £674.7 million in fiscal 2002 from £809.3 million in fiscal 2001 representing 20.0 percent of net sales in fiscal 2002 and 19.7 percent of net sales for fiscal 2001. The decline in cost of sales and distribution and administration expenses is largely attributable to the disposition of non-core business lines.

Operating income including income from associates and before goodwill amortization was £265.9 million in 2002, a decrease of 16.9 percent compared to £320.0 million in 2001. In fiscal 2001 operating income including income from associates and before goodwill amortization from continuing businesses was £308.5 million. Of this decrease, 5.0 percent arose from the net effect of acquisitions and disposals, 7.4 percent from a decrease in existing businesses and 11.4 percent from operating exceptional items. These were offset by a 6.9 percent increase arising from year on year currency fluctuations. The effect of exchange rate movements between fiscal 2001 and fiscal 2002 is detailed below.

A loss on disposal of subsidiaries of £68.5 million was incurred in fiscal 2002, of which £66.0 million was provided for in fiscal 2001. In addition, a loss of £3.5 million was provided for the impairment of goodwill on the post year-end disposal of the consumer and industrial division of Gates (UK) Limited. In addition, in fiscal 2002, a profit of £8.4 million arose on the disposal of fixed assets.

Restructuring costs of £26.1 million incurred during the year have been treated as an operating exceptional item. These costs related primarily to the closure of our Wiper Systems facility in Dunstable and the rationalization of manufacturing capacity in North America. We have continued to identify strategic cost management projects aimed at improving our cost competitiveness. These projects will generally relate to further rationalization of productive capacity in North America and the relocation of manufacturing facilities into low cost areas. The costs of these new projects and continuing charges associated with the projects started in 2001 are estimated to give rise to further operating exceptional items of approximately £30 million in our eight month accounting period ending December 31, 2002. Over the four year period through December 2004 we expect to incur a total cash expenditure of approximately £180 million of which approximately £95 million is estimated to be capital expenditure. This includes the projects to establish power transmission capacity in low cost areas such as Poland and Thailand. We currently estimate that the financial benefit of these projects by 2004 will be approximately £40 million per annum.

Net interest income of £6.6 million, consisted of bank interest income, partially offset by interest expense on bank loans, overdrafts, bills discounted, capital lease interest and other loans. The interest income includes £9.2 million relating to the impact of foreign currency balance sheet hedging which unwound during fiscal 2002. In fiscal 2001, net interest expense, excluding exceptional interest income on the settlement of the Bando action (detailed in Note 4 of Notes to the consolidated financial statements) of £4.1 million, totaled £24.8 million. The Group had an average cash balance of £52 million during fiscal 2002 due to strong operating cash flow and the receipt of proceeds from disposals.

The net tax charge was £71.5 million in 2002, corresponding to an effective tax rate, based on profits before goodwill amortization and exceptional items, of 26.4 percent versus 29.0 percent in fiscal 2001. Due to the adoption of FRS 19, the tax charge for 2002 was reduced by £6.7 million. Minority interests, which relate to Cobra Investments (Pty) Limited, Unitta Company Limited, Gates Nitta Belt Company (Suzhou) Limited, GNAPCO Pte Limited and Gates Korea Company Limited, were £5.4 million, compared to £3.8 million in fiscal 2001. In fiscal 2002, dividends of £20.4 million versus £19.7 million in fiscal 2001 were payable to convertible cumulative preference shareholders and £18.9 million versus £17.9 million in fiscal 2001 to redeemable convertible cumulative preference shareholders.

As a result of the above, the Company’s net income attributable to Ordinary Shareholders for 2002 was £148.2 million, an increase of 843.9 percent from net income of £15.7 million in fiscal 2001.

Air Systems Components
Operating mainly within North America, the businesses had to contend with contrasting market conditions, with weaker commercial and industrial construction activity and a volatile but stronger than expected residential market. In the calendar year 2001, U.S. non-residential construction spending was down by approximately 7 percent (a reduction in square footage of approximately 12 percent) but residential housing starts increased by approximately 4 percent. Overall, sales were ahead of last year at £516.4 million (2001 - £487.9 million) but operating income including income from associates and before goodwill amortization was lower at £53.8 million (2001 - £55.3 million). In constant currencies, and adjusting for acquisitions, net sales and operating income including income from associates and before goodwill amortization was lower by 7.7 percent and 9.8 percent respectively. Lower operating margins of 10.4 percent (2001 - 11.3 percent) reflected the operational gearing effect of lower volumes and some pricing pressures in the residential market, offset by a favorable product mix and the benefit of cost reduction initiatives.

Strict control of discretionary spending, implementation of further lean manufacturing initiatives and other productivity and efficiency measures helped to mitigate some of the effects of these difficult trading conditions. Further rationalization resulted in the closure of three manufacturing facilities. Overall headcount was reduced by 5 percent (excluding the effect of the acquisition of American Metal Products) and annual cost savings of approximately £6.0 million were achieved.

Sales and profits in the U.S. residential market were in line with last year despite strong competitive pricing pressures. American Metal Products, which was acquired November 2001, has now been fully integrated. This acquisition broadened our product offering by the inclusion of venting and gutter protection ranges, strengthened our manufacturing base with plants in Mississippi and Mexico, and expanded our distribution capabilities, particularly into the important U.S. west coast market.

Sales of components to original equipment manufacturers in the commercial heating, ventilation and air conditioning market were difficult. Weak end markets, coupled with several customers reducing their levels of inventory, led to sales and profits being substantially lower than the previous year. Performance in the industrial and commercial markets was better with overall operating income similar to last year, helped by continued improvements in efficiency and some market share gains. The Titus product range was expanded by the acquisition of the fan coil business of Superior Rex in November 2001. The new manufacturing facility in Thailand was commissioned during the year and its initial product range, which included comfort control dampers, fire dampers and smoke dampers which were installed in Bangkok’s new mass rapid transport system, is being expanded.

The development of new products has been stimulated by the continual strengthening of regulations for improved indoor air quality, customers’ requirements for reduced building energy consumption and the architects’ demands for components that blend into a building’s design. Several have been brought to the market during the year including a storm-proof louver with an outside air measuring station, a high temperature restaurant exhaust blower with enhanced grease extraction capabilities, a round architectural diffuser for use with increasingly popular exposed ductwork applications and a specialized fan for air conditioning trucks at overnight stops. In addition, our research facilities have developed sophisticated computational fluid dynamics software to enable architects and engineers to model accurately the flow of air around a building, thereby optimizing the configuration of the air handling system.

Engineered & Construction Components
Overall net sales were in line with last year at £871.5 million (2001 - £878.9 million) but operating income including income from associates and before goodwill amortization was reduced to £77.8 million (2001 - £85.4 million). In constant currencies, and adjusting for disposals, sales were down 8.2 percent and operating income including income from associates and before goodwill amortization was down 15.2 percent. Lower operating margins of 8.9 percent (2001 - 9.7 percent) reflected the low margins on contract revenues in material handling, the operational gearing effect of lower volumes, some pricing pressures in the Lasco pipe fittings business and the plant closure costs in the Philips doors and windows business. Cost reduction initiatives in the businesses have contributed approximately £3.0 million of benefits in the year and overall the headcount has been reduced by 5 percent.

Lasco Bathware and Fittings (33 percent of business group’s net sales)
Overall sales in local currencies were 6.4 percent ahead of last year and operating income including income from associates and before goodwill amortization was 5.1 percent ahead. Bathware performed well, helped by relatively buoyant U.S. residential construction and home improvement markets and its relationship to supply own label products to Whirlpool. Fittings had a tough year as its important irrigation market weakened and PVC raw material price increases cut into margins. Since the end of the financial year, Lasco Composites has been sold to Crane Co. for $43.5 million in cash.

Wheels & Axles (21 percent of business group’s net sales)
Dexter, which supplies wheels and non-drive axles for recreational vehicles, manufactured housing and truck and other trailers, produced an excellent performance despite the depressed state of some of its major markets. Although sales were down by 4.1 percent, improvements in manufacturing efficiency and strict cost control mitigated the impact on profits. In particular, it did well in the utility and industrial market and latterly in the improving recreational vehicle market.

Doors and Windows (19 percent of business group’s net sales)
Sales of doors and windows were down by 5.2 percent but profits showed improvement even after incurring costs of £2.3 million to exit from the Cucamonga aluminum window business in California. Its core business of supplying the manufactured housing and recreational vehicle market picked up towards the end of the year after difficult trading conditions. However good progress has been made in building a position in the residential vinyl door and window market with the launch of its high specification, thermally efficient Marquee range.

Material handling (16 percent of business group’s net sales)
Dearborn Mid West, whose principal customers are the large U.S. automobile manufacturers and the U.S. Postal Service, had a very difficult year with sales and profits substantially lower than last year. The automotive manufacturers significantly reduced their capital investment and refurbishment projects and the U.S. Postal Service diverted investment towards the detection of dangerous contaminants in the mail following the tragic events of September 11, 2001. Mayfran, which supplies waste handling systems to the engineering industry around the world, did well in a weak market with sales and profits similar to last year.

Valves, taps and mixers (11 percent of business group’s net sales)
The U.K. business was affected by the slowdown in the U.K. construction market and the consequent inventory reduction by distributors resulting in lower sales and operating income. In South Africa and North America trading performance was marginally ahead of last year, despite weak markets.

Industrial & Automotive
During the financial year, the world’s automotive manufacturers produced a mixed performance with estimated production down around 10 percent in North America, flat in Europe and slightly lower in the Far East. In the USA, production levels were better than might have been the case after the tragic events of September 11, 2001, as customer incentives stimulated sales.

During the year ended April 30, 2002, the Industrial & Automotive group reported sales in line with the previous year at £1,985.9 million (2001 – £1,968.3 million). Operating income including income from associates and before goodwill amortization of £146.9 million (2001 – £191.8 million) was after charging £26.1 million for restructuring costs across a number of its businesses (2001 – after crediting exceptional income of £18.7 million on the Bando settlement and charging restructuring costs of £9.4 million). Excluding the effects of currency translation, disposals and the exceptional restructuring costs and income, sales and operating income including income from associates and before goodwill amortization were down 2.0 percent and 3.3 percent respectively compared to the previous year. Operating margins before restructuring costs were 8.7 percent (2001 – 9.3 percent before restructuring costs and other operating exceptional items) with cost savings and product and market mix largely mitigating the effect of operational gearing from lower volumes and pricing pressures.

During the year, manufacturing cost improvement programs contributed approximately £15 million of benefit and head count was reduced by approximately 6.5 percent. We have also made significant progress in improving efficiencies across many of our plants by the use of lean manufacturing and six sigma techniques. As explained at the beginning of this section, additional restructuring programs are now being implemented which are estimated to give rise to further exceptional operating costs of approximately £30 million in the eight month accounting period to December 31, 2002.

Power Transmission (40 percent of business group’s net sales)
Although the reduction in world automotive production affected business with the original equipment manufacturers, the results benefited from a resilient performance in the less cyclical aftermarket. Therefore net sales during the year were down approximately 1.8 percent compared with the previous year and operating income including income from associates and before goodwill amortization was higher by 4.0 percent.

North America, which currently comprises just over half of the Power Transmission business, saw net sales slightly down but reported profits ahead of last year. In Europe, a small increase in net sales produced lower profits mainly due to the short-term effect of supplying inventory from the USA during the transfer of some production from Belgium to Poland. In the Far East, the businesses benefited from earlier reorganizations and performed satisfactorily despite difficult market conditions.

The Power Transmission division has put in place several cost reduction plans to contain discretionary spending and these have already shown benefits, particularly in North America. In the longer term, several strategic manufacturing plans are being implemented. These include the construction of the new manufacturing facilities in Poland for the European market and in Thailand for the Far East market. A new Polychain plant to supply drive belts to the motorcycle industry is currently being commissioned in Dumfries, Scotland and will be operational shortly.

A number of power transmission product developments have seen good progress during the year. The Gates Engine Module, which consolidates an engine’s front-end systems into a single assembly, has attracted considerable interest from manufacturers. The division is also in discussions with a number of car companies about its Electromechanical Drive System, which uses leading edge belt technology together with a combined starter motor and alternator to produce a stop start engine configuration. The Polychain belt for motorcycles is now being supplied to several of the world’s leading manufacturers including BMW and Harley Davidson.

Fluid Power (16 percent of business group’s net sales)
This business, which supplies the construction, mining, agricultural and other industrial equipment markets, had a difficult year as many of its customers cut back significantly on production. However its rapid and focused response to this downturn led to an overall satisfactory performance, with reported sales and profits down by only 9.6 percent and 2.6 percent respectively.

New product initiatives have continued with sales being achieved for Tuff Coat, a patented plating process, Xtra Tuff, an abrasion resistant covering for hose and Jiffy-Tite Coupling and Nylon Air-Brake hose for the truck and bus program.

Wiper Systems (14 percent of business group’s net sales)
Overall sales in this division were reduced by approximately 4.1 percent mainly due to the effect of the division’s current dependence upon the weaker North American market, lower production volumes of some of its major platforms such as the Ford Explorer and pricing pressures, offset by an increase in aftermarket sales resulting from the launch of the Teflon blade. Although the division benefited from cost improvement programs, particularly in Europe and Australia, the operational gearing effect of the reduced sales caused profits to fall by 13.0 percent.

The Dunstable facility in England will close shortly with production moving to Pontypool in Wales and to Mexico. A charge of £13.2 million has been made during the year for the restructuring cost of the project, which will involve a total capital expenditure of £7 million and total revenue expenditure of £15 million through to March 2003. The project is expected ultimately to yield annual cost savings of approximately £5 million.

Some of the recent new product developments in the Wiper Systems business have now entered commercial production. The innovative Beam Blade will be launched shortly on the Dodge Viper and the Ford Crown Victoria. The Vision Module, which incorporates all the elements of a vehicle’s wiper system in a single module, is being delivered for automotive assembly in Australia. Significant new platform awards for the Beam Blade are anticipated. The Teflon blade is expected to generate significant growth in sales in both the North American and European aftermarket, building on the successful launch this year.

Fluid Systems (12 percent of business group’s net sales)
In common with the other divisions, Fluid Systems was affected by the reduction in North American automotive original equipment production. However, sales of its innovative and market leading remote tire pressure monitoring systems (“RTPMS”) contributed to a 1.9 percent increase in divisional sales. Operating income including income from associates and before goodwill amortization increased by 6.3 percent, with lower profits in North America and France offsetting the benefits from remote tire pressure monitoring.

The division has been quick to respond to the opportunities created by stricter environmental and safety legislation and this has led to substantial new business during the year. Stant has developed a range of new advanced valves for use in automotive fuel systems to prevent vapor leakage during filling up. In the USA, final TREAD Act 2000 regulations have been published, which will gradually make direct or indirect tire pressure monitoring compulsory for all vehicles sold there. In Europe the product is being promoted as an important safety feature and is being adopted without legislation. Schrader Electronics has been awarded the largest single contract so far for this technology with an order for its direct RTPMS system from General Motors, supplying all its light truck platforms sold into the U.S. market. In addition Ford in the U.S. has confirmed Schrader Electronics as their only direct RTPMS system supplier through to 2005 with substantial volume on the entire Ford sport utility vehicle range confirming Schrader as the lead supplier of this technology. In fact Schrader now supplies a long list of vehicle manufacturers including GM, Ford, Daimler-Chrysler, Renault, PSA, Nissan, and Opel, with several others in development contract stage.

Other industrial & automotive sales (18 percent of business group’s net sales)
Sales and operating income of other industrial & automotive products, which are primarily aftermarket products, were substantially unchanged. Since the year-end, the U.K. based Gates consumer and industrial products division, which included Tredaire carpet underlay and Hunter wellingtons, was sold for £24 million in cash.

Professional, Garden & Leisure Products
The Company completed its exit of its Professional, Garden & Leisure Products business with the disposal of Smith & Wesson on May 11, 2001.

Fiscal Year 2001 Compared with Fiscal Year 2000
Group net sales were £4,105.5 million compared to £5,640.4 million in fiscal 2000. In the continuing business segments, net sales grew by 5.5 percent to £3,335.1 million in 2001 compared to £3,161.7 million in 2000. Of this increase, 4.9 percent arose from the net effect of acquisitions and disposals, (0.7) percent from a decrease in existing businesses and 1.3 percent from year on year currency fluctuations.

Cost of sales decreased from £4,011.6 million in fiscal 2000, which represented 71.1 percent of net sales, to £2,985.8 million in fiscal 2001, which is 72.7 percent of net sales. Distribution costs and administration expenses decreased by 27.0 percent to £809.3 million in fiscal 2001 from £1,109.4 million in fiscal 2000, representing 19.7 percent of net sales for both fiscal 2001 and fiscal 2000. The decline in cost of sales and distribution and administration expenses is largely attributable to the disposition of non-core business lines.

Operating income including income from associates and before goodwill amortization was £320.0 million in 2001, a decrease of 39.2 percent compared to £526.0 million in 2000. For continuing businesses, operating income including income from associates and before goodwill amortization was £308.5 million in 2001, a decrease of 9.6 percent compared to £341.6 million in 2000. The difference in U.S. dollar to pound sterling exchange rate between fiscal 2001 and 2000 did not have a material effect on operating income as a result of our foreign currency hedging policy.

A loss on disposal of subsidiaries of £294.8 million was incurred in fiscal 2001, of which £215.0 million was provided for in fiscal 2000. In addition, a loss of £66.0 million was provided for on the disposal of Smith & Wesson. This consisted of £42.2 million for the impairment of goodwill and £23.8 million for payments directly related to the proposed disposal. In fiscal 2000, a loss on disposal of subsidiaries of £6.3 million was incurred, and £215.0 million was provided for a loss on disposal of the Food manufacturing business segment. This consisted of £171.4 million for the impairment of goodwill and £43.6 million for payments directly related to the proposed disposal.

Net interest expense of £20.7 million, consisted of interest expense on bank loans, overdrafts, bills discounted, capital lease interest and other loans, partially offset by bank interest income. Exceptional interest income on the settlement of the Bando action of £4.1 million was also included. Net interest expense, excluding exceptional interest, totaled £24.8 million in fiscal 2001, compared to £47.4 million in fiscal 2000. This decrease is due to the change in capital structure resulting from the sale of the Food Manufacturing businesses, offset by the share buy back program.

The net tax charge was £86.9 million in 2001, corresponding to an effective tax rate, based on profits before goodwill amortization and exceptional items, of 29.0 percent versus 29.6 percent in fiscal 2000. Minority interests, which relate to Cobra Investments (Pty) Limited, Unitta Company Limited, Gates Nitta Belt Company (Suzhou) Limited, GNAPCO Pte Limited and Gates Korea Company Limited, were £3.8 million, compared to £5.8 million in fiscal 2000. In fiscal 2001, dividends of £19.7 million versus £18.0 million in fiscal 2000 were payable to convertible cumulative preference shareholders and £17.9 million versus £16.4 million in fiscal 2000 to redeemable convertible cumulative preference shareholders.

As a result of the above, the Company’s net income attributable to Ordinary Shareholders for 2001 was £15.7 million, a decrease of 77.8% from net income of £70.7 million in fiscal 2000.

Air Systems Components
Net sales of the Air Systems Components group increased by 51.7 percent to £487.9 million, compared to £321.6 million in fiscal 2000. Of this increase, £150.2 million was due to the effect of the acquisition of Hart & Cooley, Air Diffusion and Actionair and £4.9 million was due to exchange rate movements leaving an underlying increase of £11.2 million representing 3.5 percent. Operating income including income from associates and before goodwill amortization rose by 30.4 percent to £55.3 million, compared to £42.4 million in fiscal 2000.

Much of the competitive strength of the Air Systems Components business is built on the strong branded product offering to the building and construction industry and the management of the relationships in the channels to market.

Although the industrial, commercial and residential construction markets in North America passed a peak some time ago, the impact on sales volumes only became apparent in the final quarter of fiscal 2001 as many of the segments products are supplied late in the building cycle. Tomkins managed to maintain or improve its market share in each of the segments markets, due to its recognized strong product offering in the industry.

Profit margins in this segment showed some reduction reflecting, in part, pricing pressures but also the inclusion of the lower margin Hart & Cooley business. As the markets recover and the business segment gains the full benefit of its consolidation and rationalization activities, Tomkins expects margins to return to previous levels.

Product developments
New product initiatives were focused on developing higher value added engineered solutions for customers, responding to the demands of increasingly exacting standards of energy and noise specification. The Group’s investment in laboratory testing facilities has created an environment where we can establish product partnerships with customers to ensure the products developed respond precisely to their changing needs.

Just under half the segment’s sales pass through manufacturers’ representatives and around 30 percent are sold through wholesalers, principally in the residential market. The balance of sales is directed to original equipment manufacturers. Working closely with architects and engineers we are able to remain in touch with the changing requirements of the contractors selling into the commercial and residential end markets.

During fiscal 2001, the successful integration of the Hart & Cooley brands into the segment’s product portfolio has further developed the Group’s relationships with the major U.S. wholesalers.

New markets
The Air Systems Components group will continue to pursue opportunities in regions where we are not particularly well represented currently, as there are a number of geographic areas in the United States where the group does not have market penetration in some product categories. Outside North America the group has established a presence in Thailand with a small manufacturing facility and initial penetration of the European market is being achieved through the development of Air Diffusion and Actionair, the U.K. businesses acquired at the beginning of 2000.

Cost initiatives
Integration of the Hart & Cooley business has involved a number of projects to rationalize production capability and consolidate distribution arrangements to reduce operating costs. Value analysis and value engineering of our products has proved a good source of further cost savings and we have begun to realize some benefits of e-procurement.

E-commerce initiatives have been vigorously pursued to ensure that the group responds quickly to the changing needs of the market place.

Engineered & Construction Components
Net sales of the Engineered & Construction Products group decreased by over 4 percent to £878.9 million from £918.8 million in fiscal 2000. Operating income including income from associates and before goodwill amortization fell by approximately 29.1 percent to £85.4 million, from £120.4 million in fiscal 2000.

Each of the business areas in this group was affected by a slowdown in the markets in the United States. In particular the manufactured housing and recreational vehicles markets, which together account for around 13 percent of this group’s net sales, were lower year on year by 33 percent and 11 percent, respectively. These businesses were also affected by the decline in the housing and construction markets generally.

The manufactured housing market was affected by significant inventory reduction by the manufacturers and distributors as end demand for the product fell due in part to the impact of constraints on financing being provided to the buyers in this low cost housing market place.

The recreational vehicle market saw a more gradual contraction over fiscal 2001 worsening in the first quarter of calendar year 2001. Lower levels of discretionary spending in a tightening economy affect this market. Higher fuel costs during the year have also been a factor.

Lasco
In the Bathware business, volumes came under pressure due to the gradual decline in the residential housing market. This has been more pronounced in some of the key regional markets and the lower manufactured housing market and because of de-stocking by the wholesalers and retail home centers. Against this background, strong brand recognition, regional competitiveness and additional volumes from the new contract with Whirlpool helped the group to increase market share and overcome the impact of market contraction. Gains in market share were achieved with new product introductions, expansion of business with some existing retail center customers and the new National Builder Programs. This changing mix of customers did reduce margins however.

A stronger and more robust shower product was introduced during fiscal year 2001. There are also plans at an early stage for some geographic expansion into international markets where our product offering meets local market specifications and standards.

The PVC pipefittings business was adversely affected by contraction in demand in the construction and industrial markets, as well as a slow down in demand for irrigation systems in the golf course market. Market shares improved slightly as sales to mass merchandisers in new geographic areas increased along with new export opportunities in Central America. There was some margin erosion as a result of competition, which to an extent was offset by aggressive cost reduction initiatives.

In the Composites business volumes reduced due to lower demand in the truck and trailer and the recreational vehicles markets. The construction market, which is the other significant market for the business, also experienced reduced volumes.

Cost reduction initiatives partly offset the impact on the margin of volume declines. Tomkins has developed a higher-strength/lighter-weight product for the transportation market and this new product adds value to both the trailer manufacturer and fleet buyer in added strength plus fuel savings.

Doors and Windows
The doors and windows business is heavily exposed to the manufactured housing and recreational vehicle markets and was affected by their downturn during fiscal 2001. Volumes and margins were lower in the business. In addition, continuing disappointing performance from the wooden doors and windows business resulted in its closure at the end of fiscal 2001 with a cost of £4.3 million. Acquisition of the business and assets of Care Free Aluminum Products, Inc. during the year provided an improved competitive position in the vinyl residential market and added to market share. New product initiatives for the high-end motor-home and residential markets, greater use of factory direct sales to the recreational vehicle market and further geographic expansion in North America offer good opportunities for profitable growth to restore the margins of this business area.

Material Handling
Although volumes in the business held up well during fiscal 2001, the overall backlog of work for fiscal 2002 was lower compared with fiscal 2001 primarily as a result of the reduction in the capital spend of the major automotive original equipment manufacturers. Dearborn Mid-West maintained its Q1 status with Ford, won its thirteenth Pentastar Award from DaimlerChrysler and received its first ISO-14001 environmental certification, well ahead of its competition and any customer required mandatory dates.

Wheels and Axles
General contraction in demand due to higher fuel costs, reduced discretionary spending activity and inventory reductions reduced volumes in fiscal 2001 versus fiscal 2000. Action taken to preserve price levels and margins resulted in a slight reduction in market shares in the manufactured housing and recreational vehicle markets while market share was steady in the larger utility and industrial markets. Prompt action to reduce costs further mitigated the overall profit decline from the volume reduction. The business already has significant market shares and so growth opportunities are driven by new product development.

Other businesses
Tomkins has a number of smaller businesses, which manufacture a range of taps, mixers and valves. In fiscal 2001, sales of these businesses amounted to £112.5 million and operating income including income from associates and before goodwill amortization amounted to £15.3 million.

Industrial & Automotive
Net sales of the Industrial & Automotive group increased by 2 percent to £1,968.3 million from £1,921.3 million in fiscal 2000. Of this increase, £20.0 million was from acquisitions and £31.7 million due to exchange rate movements leaving an underlying decrease of £4.7 million representing 0.2 percent of sales. Operating income including income from associates and before goodwill amortization was marginally lower at £191.8 million from £200.8 million in fiscal 2000.

The competitive strength of this business group is built on its technological and market leadership and its long established and well-developed presence in the automotive aftermarket distribution channel particularly in North America.

Although initially running at higher levels, sales volumes to automotive original equipment manufacturers tailed off in North America towards the end of fiscal 2001 as the major manufacturers reduced production. Automotive aftermarket sales were erratic with some improvement driven by weather changes offset by inventory reductions in the distribution channel. The inventory reductions effect was made worse by liquidity concerns among end users, who cut back on purchases. Industrial markets also showed declines, which were more marked in the second half of fiscal 2001. Outside of North America, overall performance was good particularly in Latin America and in Europe, with Asia showing some recovery after the end of the labor dispute in Korea which adversely affected the profit of the Power Transmission business by £4 million overall during fiscal 2001.

Power Transmission
Although there was little overall growth in Power Transmission’s principal global markets there were regional variations which, together with greater market penetration and new product sales, gave rise to an overall sales growth of approximately 5 percent. The effect of the Korean labor dispute and the impact of the operational difficulties in the pulley and damper facility, which have since been resolved, reduced margins slightly. New product sales included crankshaft dampers, compact mechanical synchronous belt tensioners and extreme mountain snow v-belts, all showing strong growth.

Customer gains included accessory drive belt systems for Ford and DaimlerChrysler and the General Motors GMT 800-truck platform. Yamaha Motorcycles also commenced purchases of the Polychain motorcycle belt.

Geographic expansion into China continued with increased sales of scooter belts through our recently established manufacturing facility there. In Eastern Europe, sales efforts continued in Poland ahead of commissioning the new production facility that began production in April 2001. Costs associated with the move, which were charged against revenue, were £9.4 million in the fiscal 2001.

Fluid Power
Overall, the markets for the Fluid Power business in North America and Europe were flat to declining. Volumes in the principal industrial markets, agriculture, construction and mobile equipment were already at lower levels than in previous years. The automotive aftermarket was also relatively flat but some products experienced more pronounced weakness. Our market shares in these lower markets remained broadly constant. A combination of product mix and price pressures resulted in lower margins, on sales that were down approximately 3 percent.

During fiscal 2001 there was further progress in standardization of global products and processes allowing for improved utilization of worldwide manufacturing capacity. The product development of higher pressure hydraulic hoses for demanding construction and mining applications was successful and commercialization continued in the area of proprietary, problem-solving coupling products to improve system reliability and ease of installation. We successfully developed Tuff CoatTM, a significantly improved corrosion resistant process for hydraulic couplings, and expanded our thermoplastic hose manufacturing capacity in Mexico to support sales growth in the truck and bus markets.

Tomkins position as a preferred global supplier to key global original equipment customers JC Bamford, John Deere, Ingersoll Rand and JLG Industries was reinforced by supporting their global manufacturing expansion initiatives.

The Group’s systems selling approach for value added markets, was successfully transferred to South East Asia, to promote growth of sales in the region. Also we continued the introduction of higher performance fluid power products into Brazil and Asia. A coupling presence in India was established through a technical alliance with a local manufacturer and high volume production of several key global hydraulic hose products commenced at Tomkins India facility, providing an efficient low cost source of product for North American and European markets.

In this segment we achieved significant reductions in manufacturing fixed costs through restructuring waste elimination and yield improvement initiatives.

Fluid Systems
Although the overall automotive original equipment market showed no growth, increased penetration into the markets for fuel valves, air conditioning valves and remote tire pressure monitoring increased original equipment manufacturer volumes. However, the aftermarket showed some decline due to the effect of inventory reductions from customer consolidation. Overall sales for this business increased by 4 percent.

The Fluid Systems business continues to identify new product opportunities and during fiscal 2001 there were a number of successful initiatives including new vapor emission control applications, new remote tire pressure monitoring applications and new valve products. In an attempt to move existing products into new markets, existing wax technology has been applied to oil cooler and transmission applications.

There were a number of customer gains during the period including remote tire pressure monitoring business for Ford, Renault and Nissan. Efforts to increase penetration into new geographic areas were also successful with sales of thermostats to customers in Brazil and South Africa, remote tire pressure monitoring in the U.S. and Europe and fuel caps and valves into Europe.

Cost reduction projects included the implementation of six sigma initiatives and improved process automation. We also established a manufacturing facility in Tijuana, Mexico.

Wiper Systems
Sales to the automotive original equipment manufacturers were lower in North America reflecting their reduced production levels and were lower in Europe due to reduced sales to Rover and General Motors. Volumes were higher in South America with the launch of new General Motors and Ford models. Aftermarket sales edged ahead against a weaker market due to the harsher winter weather. Overall sales in the Wiper Systems business were down by approximately 15 percent but the more favorable sales mix and cost action taken partly mitigated the effect on operating margins.

Further corrective action is planned in this business to address the high cost base in the United Kingdom where losses increased slightly in the period.

The Beam Blade™ continues to gain acceptance and Ford and DaimlerChrysler automotive original equipment manufacturers have committed programs for the 2002/03 model years. The revolutionary Teflon® Blade was introduced, with its exclusive Teflon® wiping edge for longer life and smoother wipe.

During fiscal 2001 Wiper Systems has obtained significant new commitments from the automotive manufacturers with a number of programs due to start in fiscal 2002. Also in South America there have been a number of successful product launches.

Cost reduction efforts have continued throughout the business and during the period the manufacturing capability has been consolidated with the closure of the Corsham, Lawrenceburg and Turin facilities. The Group has continued to develop its strategy for Europe, which is the area where Tomkins has the weaker geographic presence and a higher cost base.

Aftermarket
The strength of the aftermarket business is an important source of competitive advantage for the Industrial & Automotive group as a whole, particularly in North America. The comments above have covered the major trends during the year. In addition certain businesses, which sell primarily to the automotive aftermarket, are managed separately by the Aftermarket division. These businesses, principally in the United States, manufacture and sell a range of automotive accessory products, which are sold through the traditional market channels as well as the major retail outlets in the United States such as Home Depot. During the year growth in these businesses was affected by reductions in inventory in the distribution channel although a number of new product launches and customer gains in part offset the volume impact.

Generally, the aftermarket activity of the Group continued to make progress during the year. There were significant customer gains such as AC Delco and expansion of wiper products into the heavy-duty market and recreational vehicle market.

Efficiency of the aftermarket resource is a continual priority and a whole series of cost reduction initiatives including sales force reorganization, advertising and catalogue integration, e-commerce, distributor consolidation and automated packaging have helped to reduce overall aftermarket expenses as a percentage of sales.

A number of smaller businesses that manufacture a range of rubber based and miscellaneous products are included within the Aftermarket division. Sales of these businesses amounted to £86.3 million and operating income including income from associates and before goodwill amortization amounted to £5.9 million during fiscal 2001.

Food Manufacturing
The Company completed its exit from Food Manufacturing on August 31, 2000 with the disposal of Ranks Hovis McDougall. Net sales of the Food Manufacturing Business for fiscal 2001, up to August 31, 2000, were £562.1 million and operating income including income from associates and before goodwill amortization amounted to £26.0 million. Net sales for fiscal 2000 were £1,898.6 million and operating income including income from associates and before goodwill amortization was £162.0 million.

Professional, Garden & Leisure Products
The Company exited the major component of the Professional, Garden & Leisure Products business with the disposal of Murray and Hayter with effect from the end of September 2000. On May 11, 2001, we completed the sale of Smith & Wesson. Net sales for Professional, Garden & Leisure Products for fiscal 2001 were £208.3 million and the operating loss including income from associates and before goodwill amortization totaled £14.5 million compared to sales of £580.1 million and operating income including income from associates and before goodwill amortization of £22.4 million in fiscal 2000.

Net sales of garden products and bicycles were £164.2 million in fiscal 2001, which included only the five months up to the date of disposal, compared to £510.7 million for the full year in fiscal 2000. Trading for the five months up to disposal was adversely affected by the seasonal nature of the business and the impact of under recovery of overheads as production was restricted to reduce inventory levels.

Net sales of handguns and handcuffs decreased by 36.5 percent from £69.4 million in fiscal 2000 to £44.1 million in fiscal 2001. This reduction reflected general market weakness during the period before the election of the U.S. President and the impact of market reaction to Smith & Wesson signing the Settlement Agreement.

U.S. GAAP Reconciliation
Net income under U.S. GAAP for April 30, 2002 was £149.6 million, compared to a net income for the same period of £187.5 million under U.K. GAAP. The primary differences between the net loss amount under U.S. GAAP and U.K. GAAP related to additional amortization of goodwill (£26.8 million) primarily resulting from acquisitions completed before March 31, 1998, as well as differences in accounting for pension costs, loss on disposal of operations and derivatives under U.S. GAAP.

Net income under U.S. GAAP for April 30, 2001 was £64.4 million, compared to net income for the same period of £53.3 million under U.K. GAAP. The primary differences between the net income amount under U.S. GAAP and U.K. GAAP related to additional amortization of goodwill (£25.4 million) primarily resulting from acquisitions completed before March 31, 1998, as well as differences in accounting for pension costs, deferred income taxes and impaired goodwill under U.S. GAAP.

Net income under U.S. GAAP for April 30, 2000 was £193.5 million, compared to net income for the same period of £105.1 million under U.K. GAAP. The primary differences between the net income amount under U.S. GAAP and U.K. GAAP related to additional amortization of goodwill (£49.8 million) primarily resulting from acquisitions completed before March 31, 1998, as well as differences in accounting for pension costs, deferred income taxes and impaired goodwill under U.S. GAAP.

U.S. GAAP also affects the accounting for certain share option and capitalized interest costs. In addition, differences exist in the presentation of certain financial statement line items such as cost of goods sold, exceptional items, gain on sale of business, operating costs, dividends, investment in own shares and preference shares.

For a further explanation of the differences between U.K. GAAP and U.S. GAAP, including a summary of the impact of recently issued U.S. accounting standards, please refer to Note 27 to our consolidated financial statements included elsewhere in this report

Effect of Inflation
We do not believe that inflation has had a material effect on the Company’s financial condition or results of operations during the three-years in the period ended April 30, 2002.

Effect of Foreign Currency
See Item 11. Quantitative and Qualitative Disclosures about Market Risk, and also Note 26 of Notes to the consolidated financial statements for further discussion.

Introduction of the Euro
Under the provisions of the 1992 Treaty on European Union, on January 1, 1999, a new single European currency, the “Euro”, replaced the local currencies in 11 of the 15 member states of European Union. On January 1, 1999, the participating members of the European Union established fixed conversion rates between their then existing sovereign currencies and the Euro. During an interim period between January 1, 1999 and January 1, 2002, public and private parties were able to use either the Euro or the respective local currency on a “no compulsion, no prohibition” basis. Beginning January 1, 2002, the participating members issued new Euro-denominated bills and coins for use in cash transactions. By July 1, 2002, the participating members had withdrawn all bills and coins denominated in the respective local currency and the local currencies were no longer legal tender for any transaction, making the conversion to the Euro complete.

The Tomkins companies operating in countries that have adopted the Euro have transferred to reporting in Euros. Systems have been adapted where necessary and staff has received appropriate training. The costs associated with the advent of the Euro are not material.

B. Liquidity and capital resources
Operating cash flow, as detailed in the table below, was £380.9 million in fiscal 2002 compared with £249.3 million in fiscal 2001, representing a cash conversion of operating income before exceptional gains on disposal of 143 percent (2001 – 78 percent). This was applied to paying tax of £43.2 million (2001 – £83.9 million) and interest and dividends of £124.5 million (2001 – £215.0 million). Net cash inflow before acquisitions, disposals and share buy backs was £206.4 million (2001 – £155.9 million outflow). This was after an outflow of £4.4 million (2001 – £104.3 million) arising from the impact of the U.S. dollar hedging arrangements.

With the net cash inflow on acquisitions and disposals in the period amounting to £25.8 million and the share buyback of £19.9 million, the Group had net cash of £150.8 million (2001 – net debt of £6.2 million) at the end of the period.

Operating cash flow	2002 £million	2001 £million

Operating income	256.1	310.4
Depreciation (net of government grants)	130.1	145.7
Amortization of goodwill	10.5	9.5
Amortization of long term loyalty plan shares	0.8	1.0
Capital expenditure (net)	(111.2)	(138.9)
(Profit)/loss on sale of tangible fixed assets	(1.0)	1.1
Decrease/(increase) in post retirement benefits and other provisions	18.9	(1.6)
Decrease in inventories	33.1	28.6
Decrease in receivables	74.1	66.1
Decrease in payables	(30.5)	(172.6)

Operating cash flow	380.9	249.3

At April 30, 2002, cash deposits held by the Company, including £1.7 million of cash provided as security for letters of credit in order to reduce their cost, amounted to £397.6 million. The deposits were denominated in the following currencies; Pounds Sterling £85.9 million; U.S. dollars £237.9 million; Euro £18.8 million and other currencies £55.0 million. Borrowings totaled £246.8 million, and were denominated in the following currencies; Pounds Sterling £152.1 million; U.S. dollars £57.5 million; Euro £13.9 million and other currencies £23.3 million. Net cash amounted to £150.8 million, compared to net debt of £6.2 million in FY 2001.

Tomkins plc is a holding company whose primary source of cash is operating cash inflows from its subsidiary companies. There is a risk that a decrease in demand for the products of these subsidiaries, and therefore a decreased amount of cash inflows from these subsidiaries, could limit the Company’s ability to meet its obligations. In the event that such a decline in demand occurred, the Company could meet its obligations in the short term through additional financing currently available as described below.

Capital structure and financing
The debt capacity of the group is expressed, in the first instance, in terms of maintaining a level of interest and preference dividend cover of five times in the medium term. With this parameter in mind and an understanding of the future financing needs of the Group for capital investment, acquisitions and dividends, the long-term debt finance requirements are defined.

The Group has established a Global Medium Term Note Program under which Tomkins may issue Notes in each of the main currencies up to a total maximum principal amount of £750 million. In December 2001, £150 million of 10-year bonds were issued at a coupon of 8.0 percent and an issue price of 99.369 percent. Borrowings under the Global Medium Term Note Program form part of the overall financial strategy of the Group to diversify funding sources and to extend debt maturities. The initial £150 million bond issue has been swapped into a floating interest rate and where appropriate has been used to repay existing bank borrowings.

In the immediate future the Group’s debt requirements will continue to be sourced from the banking market. The Group’s bank debt facilities mainly comprise multi-currency facilities of £400 million maturing in April 2005. These facilities are subject to certain covenants relating to interest cover and net debt to EBITDA. As the Group currently has net cash, it operates within these covenants.

The Group had long-term debt of £166.6 million as of April 30, 2002.

Tomkins continues to examine opportunities to meet the Group’s long-term debt requirements through the corporate bond market provided that the terms and conditions are acceptable and appropriate to the Group.

Although the Group currently has a net cash position, in the medium term the aim is to maintain an appropriate mix of equity and debt to ensure an efficient capital structure consistent with our investment grade financial profile.

Share buy back
During fiscal 2002 the Group acquired 11.2 million Ordinary Shares at an average price of 174 pence per share, for a total cost of £19.6 million after stamp duty, commission and levies.

C. Research and development, patents and licenses, etc.
Applied research and development is important to the Company’s manufacturing businesses. The Company does not have a group wide research and development program, although it maintains development centers in Japan, Europe and the United States. Companies are encouraged to review regularly their products and to develop them in accordance with perceived market trends. The Company’s measured expenditure on research and development was £54.1 million for the year ended April 30, 2002, £46.0 million for the year ended April 30, 2001, and £48.1 million for the year ended April 29, 2000. Research and development expenditure is written off in the period in which it is incurred.

D. Trend information
Trends, uncertainties and events which could have a material impact on Tomkins net sales, operating income, liquidity and capital resources are discussed above in “Operating Results” and in “Item 4. Information on the Company”.

E. Significant accounting policies
Our significant accounting policies are more fully described in the Notes to the consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

Warranty — Our warranty reserve is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty reserve is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

Pension and Other Postretirement Benefits — The determination of our obligation and expense for pension and other postretirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 24 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with accounting principles generally accepted in the United Kingdom, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement obligations and our future expense.

Valuation of Long-Lived Assets and Investments — We periodically review the carrying value of our long-lived assets and investments for continued appropriateness. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Derivative Instruments — We use derivatives in the normal course of business to manage our exposure to fluctuations in interest and foreign currency rates. Effective May 1, 2001, we have accounted for derivatives on our consolidated balance sheet as assets or liabilities at fair value in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Such accounting is complex, evidenced by significant interpretations of the primary accounting standard, which continues to evolve, as well as the significant judgments and estimates involved in the estimating of fair value in the absence of quoted market values. These estimates are based upon valuation methodologies deemed appropriate in the circumstances, however, the use of different assumptions may have a material effect on the estimated fair value amounts.

Recently issued U.S. Accounting Standards
SFAS No. 141, ‘Business Combinations’
In July 2001 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141. SFAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001 and that the use of pooling-of-interests method is no longer allowed.

SFAS No. 142, ‘Goodwill and Other Intangible Assets’
SFAS No. 142 requires that on adoption, amortization of goodwill will cease and instead the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”.

The Company has adopted the provisions of SFAS No. 142 with effect from May 1, 2002. See further disclosure of SFAS No. 142 in Note 27 to the consolidated financial statements. SFAS No. 142 requires completion of a transitional goodwill impairment test within six months from the date of adoption. It establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. Any goodwill impairment loss during the transition period will be recognized as the cumulative effect of a change in accounting principle. Subsequent impairments, if any, will be recorded in operations. As part of its effort to implement SFAS No. 142, the Company has completed step 1 of the transitional impairment test. As a result of the Company’s initial step 1 testing for impairment, goodwill impairment losses are likely, under US GAAP, within all three business segments, as identified under the terms prescribed within SFAS No. 142. The Company has recently commenced step 2 testing to identify the true nature and extent of any such impairment. Such testing is expected to be complete during January 2003. Under UK GAAP, there is no impairment of goodwill carried as an intangible asset on the balance sheet.

The Company, in accordance with the provisions of SFAS No. 142, will conduct impairment testing annually during the fourth quarter to coincide with the annual budgeting process. In accordance with the provisions of SFAS No. 142, the goodwill arising upon the Company’s acquisition of Ward Industries Inc., completed on September 11, 2002, and the HVAC dampers business of Johnson Controls, Inc. acquired on October 2, 2002, will not be amortized. The amortization of Tomkins’ existing goodwill (approximately £37.3 million under U.S. GAAP on an annualized basis) will cease after April 30, 2002.

SFAS No. 143, ‘Accounting for Asset Retirement Obligations’
SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 amends SFAS No. 19, ‘Financial Accounting and Reporting by Oil and Gas Producing Companies’ and certain other pronouncements. The effective date for this statement is applicable for financial statements issued for fiscal years beginning after June 15, 2002.

SFAS No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’
In August 2001, SFAS No. 144 was issued and supersedes SFAS No. 121, ‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,’ and the accounting and reporting requirements of APB Opinion No. 30, ‘Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business’. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively.

SFAS No. 145, ‘Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13,and Technical Corrections’
SFAS No. 145 was issued in April 2002 and is applicable to fiscal years beginning after May 15, 2002. One of the provisions of this technical statement is the rescission of SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, whereby any gain or loss on the early extinguishment of debt that was classified as an extraordinary item in prior periods in accordance with SFAS No. 4, which does not meet the criteria of an extraordinary item as defined by APB Opinion 30, shall be reclassified.

SFAS No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’
In June 2002, SFAS No. 146 was issued. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No 94-3 ‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)’ (“EITF 94-3”). SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred as opposed to when the entity commits to an exit plan under EITF 94-3. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

Tomkins is in the process of analyzing the impact on its financial statements of adopting SFAS Nos. 141, 143, 144, 145 and 146.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management
The directors and executive officers of Tomkins plc as of October 11, 2002 are as follows:

	Age at
	October 11, 2002	Detail
Executive directors
J. Nicol	48	Chief Executive
K. Lever	49	Finance Director
A.J. Reading	59	Chairman, Tomkins Corporation

	Age at
	October 11, 2002	Detail
Non-executive directors
D.B. Newlands	56	Non-executive Chairman
N.N. Broadhurst	61	Non-executive director
J.M.J. Keenan	65	Non-executive director
K.J. Minton	65	Non-executive director
Sir Brian Pitman	70	Non-executive director
M.F. Wallach	59	Non-executive director

Executive officers
R. Bell	54	President - The Gates Rubber Company
T.J O’Halloran	54	President - Air Systems Components Division
N.C. Porter	50	Company Secretary

Executive directors
J. Nicol was appointed Chief Executive on February 18, 2002. He was formerly President and Chief Operating Officer of Magna International Inc., the Canadian automotive parts company.

K. Lever was appointed Finance Director on November 1, 1999, joining the Company from Albright & Wilson Ltd, where he was Finance Director. He previously held executive positions as Finance Director with Alfred McAlpine PLC and Corton Beach plc.

A.J. Reading joined the Company in October 1990 as a Divisional Director and was appointed to the Board in December 1992. Prior to joining the Company he was briefly Group Managing Director of Pepe Group and earlier of Polly Peck International Plc. Before that he spent seven years with the BTR Group, latterly as a Divisional Group Chief Executive.

Non-executive directors
D.B. Newlands was appointed a non-executive director of the Company on August 1, 1999, and became Chairman on June 30, 2000. He was formerly finance director of The General Electric Company p.l.c. He is non-executive director of several companies, including The Standard Life Assurance Company and The Weir Group PLC. He was non-executive Chairman of Britax International until his resignation on August 21, 2001.

N.N. Broadhurst was appointed a non-executive director of the Company in December 2000. He is currently Chairman of Chloride Group PLC, and Freightliner Limited. He is also a non-executive director of Cattles plc, Old Mutual plc, Taylor Woodrow plc and United Utilities PLC. Before taking up these non-executive positions, he was Group Finance Director of Railtrack PLC from 1994 to 2000 and for the previous four years was joint Deputy Chief Executive and Finance Director of VSEL Consortium PLC.

J.M.J. Keenan was appointed a non-executive director of the Company in November 2001. He was Deputy Chief Executive of Guinness United Distillers & Vintners Limited and also an executive director of Diageo plc until he retired in October 2001. He is also a non-executive director of Marks and Spencer Group p.l.c. and The Body Shop International plc and a patron of the advisory board of the Cambridge Centre for International Business and Management.

K.J. Minton was appointed a non-executive director of the Company in December 2000. He has spent most of his career at Laporte plc where he was Managing Director for five years and then Chief Executive for ten years. Following his retirement in 1995, he became non-executive Chairman of John Mowlem & Company PLC until 1998 and was also non-executive Chairman of SGB Group Plc until 2000. In 1997 he became non-executive Chairman of Arjo Wiggins Appleton PLC, becoming executive Chairman in January 1999, retiring in November 2000 following its acquisition by the Worms Group. He is currently the executive chairman of Inveresk PLC as well as a non-executive Director of Solvay SA.

Sir Brian Pitman was appointed a non-executive director of the Company on June 30, 2000. He was Chairman of Lloyds TSB Group plc until retiring in April 2001. He is currently the non-executive Chairman of Next plc and a non-executive director of Carlton Communications Plc and The Carphone Warehouse Group PLC.

M.F. Wallach was appointed a non-executive director of the Company on August 1, 1999. He is an investment banker, based in Denver, Colorado, who advises the Gates family interests.

Executive officers
R. Bell was appointed President of The Gates Rubber Company on May 27, 2002, in addition to his role as Group President Worldwide Power Transmission Division. He came to Gates with the Uniroyal acquisition in 1986 and has held management positions in Asia and Europe prior to moving to the United States of America in 1996.

T. O’Halloran was appointed President – Air Components Division in 1999. He has had sixteen years experience with Tomkins as President of Air System Components Limited Partners, including responsibility as President of Ruskin.

N.C. Porter was appointed Company Secretary on August 1, 2002. Previously he was Company Secretary at Marconi plc and before that at its predecessor, The General Electric Company p.l.c.

Board changes
All of the above were directors throughout fiscal 2002, with the exception of J.M.J. Keenan who was appointed as a director on November 1, 2001 and J. Nicol who was appointed on February 18, 2002. D.J. Snowdon resigned as a director on June 30, 2002 and R.N. Marchant retired as a director on July 31, 2002.

Executive officer changes
J.D. Wiggins was replaced by R. Bell as an executive officer on May 27, 2002. N.C. Porter was appointed Company Secretary on August 1, 2002.

There are no family relationships between any director or executive officer and any other director or executive officer or any arrangement or understanding between any director or executive officer and any other person pursuant to which such director or executive officer was so elected or appointed.

The Articles of Association of the Company provide that, unless otherwise determined by the shareholders at a general meeting, the number of directors will not be less than two nor more than fifteen. Directors may be appointed by the shareholders at a general meeting or by the Board itself, provided that any director appointed by the Board is required to retire from office (but is eligible to stand for re-appointment by the shareholders) at the annual general meeting of the Company following his appointment. At every annual general meeting, not less than one-third of the directors are required to retire from office and are eligible to stand for re-appointment at such meeting. Subject to the provisions of the Companies Act 1985, the Board may from time to time appoint one or more directors to an executive office on such terms and for such period as it may determine. No director or executive officer has a service contract with the Company of more than two years’ duration.

B. Compensation

Remuneration Committee

General and membership
The Remuneration Committee makes recommendations to the Board regarding the remuneration of executive directors and reviews the remuneration of other senior executives, which is the responsibility of the Chief Executive Officer, as well as recommending all grants of share options and share plan awards on behalf of the Board and shareholders.

Remuneration policy
The policy of the Remuneration Committee is to ensure that the Company’s directors are fairly rewarded for their individual contributions to the Group’s results. In applying this policy, the Remuneration Committee seeks to ensure that the executive directors should receive remuneration which is appropriate to their scale of responsibility and performance and which will attract, motivate and retain individuals of the necessary caliber.

In the application of its policy, the Remuneration Committee also has regard to the necessity of being competitive in the different parts of the world in which the Group operates, particularly North America and the U.K. The Remuneration Committee recognizes that executive directors have international responsibilities and compares remuneration packages with those of an appropriate comparable group of companies.

Consequently, the Remuneration Committee seeks to ensure that executive directors and senior executives are rewarded for their contribution to the Group’s operating financial performance at levels which take account of industry and market benchmarks. These objectives are achieved through a combination of basic salary and incentive arrangements.

Basic salary
The Remuneration Committee’s intention is to provide base pay at median levels by comparison with relevant comparable companies, such that basic salaries are competitive taking into consideration the individual’s locality, the local market place and the remuneration of direct reports. This is so as to avoid paying more than is necessary for the purpose of maintaining good management, but to provide the potential for upper quartile earnings when corporate and individual performance justify it. Salaries are normally reviewed on July 1 of each year.

Incentive arrangements
Incentive compensation comprises share incentives and cash incentives. Share incentives are considered to be critical elements of executive remuneration, as they align directors’ interests with the interests of shareholders. Annual cash incentive compensation is based on the achievement of a number of short-term targets relative to the Company’s strategic objectives. The Company believes in individual directors achieving aggressive and stretching targets in order for maximum bonuses to be paid.

The programs of short-term and long-term incentives used by the Company in prior years have been reviewed by the Remuneration Committee in the last twelve months and, during the year, the Remuneration Committee reviewed the existing arrangements and operated the framework of policies described above, within which were set the remuneration package for each executive director. The Remuneration Committee has taken independent advice from Mercer Human Resource Consulting to help it achieve its objective.

Non-executive directors
The remuneration of non-executive directors is determined by the executive directors and confirmed by the full Board. In line with the Hampel Report, the Board has agreed to pay part of the remuneration of each of the non-executive directors in the form of Ordinary Shares of the Company. Accordingly 2,000 Ordinary Shares are acquired for each of the six non-executive directors on July 31 of each year.

Non-executive directors do not have service contracts, are not eligible for incentive compensation or the grant of share options and they cannot participate in the Company’s pension scheme. They are normally appointed for a fixed term of two years which may be terminated without notice. During the period from May 1, 2001 to February 18, 2002 D. B. Newlands was Executive Chairman and eligible to participate in the annual cash incentive.

Executive directors
The remuneration of the executive directors comprises principally basic salary; cash incentive compensation; share based incentive plans; and pension arrangements. These remuneration arrangements are described below in this report.

All executive directors with the exception of Mr. Nicol have employment contracts with the Company which are terminable on a notice period of less than one year. Mr. Nicol’s employment contract is described below.

Basic salary
The basic salary of the executive directors is shown below. Salaries are normally reviewed on July 1 of each year.

Annual cash incentive
The annual cash incentive compensation for all the executive directors is based on the achievement of a number of short-term targets relevant to the Company’s strategic objectives. The Company believes in individual directors achieving aggressive and stretching targets in order for maximum bonuses to be paid. The maximum bonus for the executive directors, other than Mr Nicol, will be 50 percent of salary. The bonus compensation for Mr Nicol is described below.

Share based incentive plans
The Company’s share based incentive plans are The Tomkins Executive Share Option Scheme No. 3 (‘ESOS 3’), The Tomkins Executive Share Option Scheme No. 4 (‘ESOS 4’), The Tomkins Savings Related Share Option Scheme No. 2 (‘SAYE 2’), The Tomkins Share Matching Scheme (‘SMS’), The Tomkins Restricted Share Plan (‘RSP’) and The Tomkins Long Term Loyalty Plan (‘LTLP’). On the appointment of Mr. Nicol additional share based incentive plans were set up solely for his participation, as permitted by paragraph 13.13 A (b) of the Listing Rules of the U.K. Listing Authority and as described below.

Apart from SAYE 2, the Company does not operate any scheme which permits the grant of share options at a discount to the prevailing market price.

Pension arrangements
The executive directors’ pension arrangements are described below.

J. Nicol
On February 18, 2002 the Company appointed Mr. James Nicol as Chief Executive Officer on terms and with a remuneration package in order to attract Mr. Nicol to the U.K. and to be commensurate with practice and his expectations at a North American business.

Service Contract
Mr. Nicol’s service contract is terminable on a notice period of one year but provides that if the contract is terminated in certain circumstances within the first eighteen months of appointment he will receive two years’ salary; two times the annual value of cash and other non cash benefits; bonus payable pro rata to the date of termination and bonus equal to 50 percent of fixed salary for the two following years. Mr. Nicol was provided with this compensation for early termination as part of the remuneration package to attract him.

Annual cash incentive
Mr Nicol’s maximum bonus will be 100 percent of salary, and is subject to a guaranteed bonus of an amount equal to 50 percent of salary in respect of each financial year of the Company ending on or prior to April 30, 2003.

Share based incentive plans
New share based incentive plans (including two option plans) were set-up specifically for Mr. Nicol on his appointment. The plans were designed to buy out the benefits that Mr. Nicol had with his former employer. Benefits under the plans are not pensionable. These plans are a one-time arrangement and relate to Tomkins’ ordinary shares and comprise:

1.	Premium Priced Option
A Premium Priced Option under which a non-transferable option to acquire 5,076,142 shares with an aggregate market value of £10 million was granted on February 11, 2002. Market value is the middle market quotation of an ordinary share on the close of business on the dealing day preceding the date of grant, being February 8, 2002. The price per share payable on the exercise of the option will be: in respect of 2,538,072 shares (A option shares), 197p being the market value on February 8, 2002; in respect of 1,522,842 shares (B option shares), 276p being 140% of the market value; and in respect of 1,015,228 shares (C option shares), 345p being 175% of the market value. The option shall vest: as to one-third of A, B and C option shares on February 18, 2003; as to one-third of A, B and C option shares on February 18, 2004; and as to one-third of A, B and C option shares on February 18, 2005. The option shall lapse on the earliest of:
•	ten years from February 11, 2002;
•	six months after the date of termination of Mr. Nicol’s appointment (“Termination Date”);
•
immediately on the Termination Date where termination is for any of the following reasons: repudiatory or material breach of duties, express or implied; conduct bringing the Company or any Group Company into disrepute; becoming unable to act as director under U.K., U.S. or Canadian law; becoming insolvent; conviction of a criminal offence (other than a non-imprisonable driving offence);

•	twelve months after death if death is while in service, otherwise within six months of the Termination Date; or

•
six months after a change of control of the Company unless the person who has obtained control gives notice to compulsorily acquire the remaining shares in which event the option will lapse within one month of the date of such notice.

2.	Executive Share Option
An Executive Share Option under which a non-transferable option to acquire 1,522,842 shares was granted on February 11, 2002 at a market value of 197p per share with an aggregate market value of £3 million. Market value is the middle market quotation of an ordinary share on the close of business on the dealing day preceding the date of grant, being February 8, 2002. The option may not be exercised before the expiration of a period of three years commencing on February 18, 2002; and unless and until the performance condition has been satisfied or waived. The performance condition will be achieved if, on or after the third anniversary of the date of grant, the rate of increase of earnings per share over any three-year period is equal to or greater than the rate of increase of the Retail Price Index plus 9%. The performance condition may be waived or amended by the Remuneration Committee. If there is a change of control of the Company then the option is exercisable immediately regardless of whether the performance condition is satisfied. The same lapsing events listed for the Premium Priced Option, apply to this option.

If there is a variation in the share capital of the Company the Remuneration Committee may adjust the number of shares in either the Premium Priced Option or the Executive Share Option as it reasonably deems appropriate to take account of the variation.

3.	Deferred Matching Share Purchase Plan
Under the Deferred Matching Share Purchase Plan 3,045,684 shares (‘Matching Shares’) were awarded following the purchase by Mr. Nicol of 1,015,228 shares of the Company (the ‘Purchased Shares’). After three years the award will vest in respect of 1,015,228 Matching Shares and the remaining 2,030,456 Matching Shares will vest according to the share price at that time, to the extent that for every 1p that the share price increases over 197p up to a maximum of 591p Mr. Nicol will receive 5,153 shares (‘the Share Price Condition’). He may elect at any time prior to the vesting of the award to receive either the shares, or at his option, a cash payment equal to the market value on the date of the award. The award is conditional upon Mr. Nicol (or his relatives or trustees of a family trust fund) holding the Purchased Shares for at least three years (the ‘Holding Condition’). Until the award vests in respect of at least one third of the Matching Shares, Mr. Nicol is entitled to receive a cash payment equal to the net dividends payable on the Purchased Shares. The cash payment shall reduce pro rata to the extent of any vesting of the award up to one third of the Matching Shares.

If termination of Mr. Nicol’s appointment occurs before three years, and the Holding Condition has been satisfied at the Termination Date, the award will vest in respect of 1,015,228 Matching Shares notwithstanding that termination has occurred prior to three years. The Share Price Condition does not apply in this circumstance.

If termination of Mr. Nicol’s appointment occurs before three years and the Holding Condition is satisfied at the Termination Date, and Mr. Nicol is a Good Leaver, the award will vest in respect of the relevant proportion of the remaining Matching Shares (being up to 2,030,456 shares) which would vest under the Share Price Condition according to the share price at the Termination Date. A Good Leaver is someone ceasing to be a director or employee of the Company by reason of: death, incapacity or redundancy; giving or receiving 12 months notice in writing; on retirement; repudiatory breach of contract by the Company or any other circumstances at the discretion of the Remuneration Committee.

The award will vest in full on a change of control of the Company provided the Holding Condition is satisfied at the date of the change of control. If the share capital of the Company increases or varies the Remuneration Committee may make adjustments as it thinks appropriate to the number of Matching Shares. The Remuneration Committee may also alter the terms of the Deferred Matching Share Purchase Plan. Any adjustments or alterations made must not be to the disadvantage of Mr. Nicol unless he so approves such alteration.

The aggregate value of entitlement of Mr. Nicol in respect of 1,015,228 Matching Shares and a further 345,251 Matching Shares (derived from 5,153 shares times the difference in the market value at April 30, 2002 of 264p per share and 197p per share, being the market value on February 8, 2002) at the year end amounted to £3,592,000 (2001 – nil).

Remuneration for the year ended April 30, 2002

1. Directors’ emoluments

	Basic salary/fees	Annual Cash Incentive(1)	Benefits in kind(2)	Total emoluments (excluding pension contributions)(4)

	£000	£000	£000	£000

D.B. Newlands(3)	233	79	-	312
J. Nicol (from February 18, 2002)	151	197	3	351
K. Lever	306	116	21	443
R.N. Marchant	146	55	42	243
A.J. Reading(5)	475	149	10	634
D.J. Snowdon	375	142	25	542
N.N. Broadhurst(6)	38	-	-	38
J.M.J. Keenan (from November 1, 2001)	16	-	-	16
K.J. Minton(6)	38	-	-	38
Sir Brian Pitman(6)	34	-	-	34
M.F. Wallach(6)	32	-	-	32

	1,844	738	101	2,683

1.
Annual cash incentives comprise three performance measurements against the Group’s budget. They are operating income, return on invested capital after tax and net cash flow after tax and financing. The respective weights of measure are 40 percent, 20 percent and 40 percent. In the year to April 30, 2002 all three measurements reached their threshold with the cash measurement achieving maximum.

Annual cash incentives for Mr. Nicol for the period February 18, 2002 to April 30, 2002 comprise the following elements:

(a)
a bonus pro rated for the period to April 30, 2002 of £112,142, equal to 75.8 percent of basic salary (£95,000 of the bonus has been waived by Mr. Nicol to meet the excess cost of the leased property which the Company has provided to Mr. Nicol (see note 2 below)).

(b)	a buy-out bonus payment and relocation allowance of £23,333 per month for a period of three years, such payments to cease on termination of employment, if sooner.

(d)	a cash bonus of £28,020 under the Deferred Matching Share Purchase Plan equivalent to the net dividend payable on 1,015,288 shares of Tomkins plc (see 3. Deferred Matching Share Purchase Plan above).

2.
Benefits in kind comprise company cars and related costs and medical cover and in the case of R. N. Marchant the use of a Company flat. On April 26, 2002 the Company entered into a short-term lease on a property which will be occupied by Mr. Nicol and his family from June 1, 2002 to June 30, 2004. Mr. Nicol has agreed to waive £95,000 of his entitlement to the bonus noted in 1(a) above to meet the excess cost of the leased property. Mr. Nicol has provided an indemnity to ensure that the Company’s commitment as to the cost of such property is limited to that as provided within Mr. Nicol’s service contract. During the period February 18, 2002 to April 30, 2002 the Company incurred no cost for this arrangement.

3.
For the period from May 1, 2001 to February 18, 2002 D.B. Newlands was paid at the rate of £250,000 per annum in his capacity as Executive Chairman. On February 18, 2002 he reverted to his role as non-executive Chairman, paid at a rate of £150,000 per annum. During his period as Executive Chairman he was entitled to receive annual cash incentive compensation. He does not participate in any long term incentive arrangements.

4.	Details of amounts received in respect of long-term incentives are shown below.

5.
A.J. Reading works predominantly in the United States and his pay is denominated in U.S. dollars. During the year additional remuneration of £16,000 was paid to compensate A.J. Reading for U.S. Federal Insurance Contributions.

6.	Included in basic salary/fees is the cost of 2,000 Ordinary Shares of 5p each in the Company acquired for N.N. Broadhurst, K.J. Minton, Sir Brian Pitman and M.F. Wallach on July 31, 2001.

The following table shows emoluments paid or payable to all directors and all executive officers of Tomkins plc as a group for fiscal 2002.

	Basic salary/fees	Annual bonuses	Benefits in kind	Total emoluments (excluding pension contributions)	Pension contributions	Gains made on the exercise of share options
	£000	£000	£000	£000	£000	£000

Total for all directors and other executive officers	2,376	857	128	3,361	608	58

2. Directors’ long-term incentives
Directors’ long-term incentive compensation consisted of some or all of a number of elements: the RSP, the SMS and the LTLP.

The total amounts received by current directors during the year under long-term incentive compensation were as follows:

	2002 £000	2001 £000
R.N. Marchant	4	2
A.J. Reading	13	12
D.J. Snowdon	20	25

	37	39

3. The Tomkins Restricted Share Plan
The RSP includes both Trustee and Company Awards. The terms of the Trustee and Company Awards under the annual bonus scheme are included in section E below.

The interests of the directors in 5p Ordinary Shares of the Company held as Trustee Awards within the RSP which are yet to vest and yet to be included in directors’ remuneration were as follows:

	April 30, 2002 number	Awarded number	Vested number	April 30, 2001 number	Vesting period

K. Lever *	101,869	100,000	-	1,869	2004-2005
R.N. Marchant	2,440	-	(511)	2,951	2003-2004
A.J. Reading	10,544	-	(7,359)	17,903	2003
D.J. Snowdon	12,000	-	(10,220)	22,220	2003-2004

* In fulfillment of an obligation under K. Lever’s terms of appointment on November 1, 1999, the Remuneration Committee agreed on June 27, 2001 to make a recommendation to the Trustees of the Tomkins Employee Share Trust that an award of 100,000 Ordinary Shares under the RSP be made to K. Lever on July 2, 2001. These shares would vest at the end of the three year Restricted Period, but would not be eligible for a Matching Award.

The aggregate value of entitlements in respect of Trustee Awards held within the RSP for the current directors which are yet to vest and yet to be included in directors’ remuneration at the year end was £335,000 (2001 – £70,000). During the year, 18,090 shares vested under the RSP, the market value of which amounted to £1,000 (2001 – £1,000), £13,000 (2001 – nil) and £20,000 (2001 – £25,000) for Messrs. Marchant, Reading and Snowdon respectively. No shares vested in respect of the other current directors (2001 – £nil). The entitlements of the directors under the RSP at April 30, 2002 may, subject to the recommendation of the Remuneration Committee, become eligible for Matching Awards under the SMS.

The interests of the directors in 5p Ordinary Shares of the Company held as Company Awards within the RSP which are yet to vest but which have already been included in directors’ remuneration were as follows:

	April 30, 2002 number	Awarded number	Vested number	April 30, 2001 number	Vesting period

R.N. Marchant	7,762	-	(3,881)	11,643	2003
D.J. Snowdon	-	-	(13,050)	13,050

The value of the entitlement in respect of a Company Award held within the RSP which is yet to vest but has already been included in directors’ remuneration at the year end was £20,000 (2001 – £39,000). The entitlement under the RSP at April 30, 2002 may, subject to the recommendation of the Remuneration Committee, become eligible for Matching Awards under the SMS.

4. The Tomkins Share Matching Scheme
The terms of Matching Awards under the SMS are included in section E below.

Amounts will be disclosed as remuneration in the years in which shares awarded by the Trustees of the Tomkins Employee Share Trust vest in the director.

During the year, awards were made under the SMS in respect of shares vesting from the RSP, awarded in August 1996 and August 1998. The interests of directors in shares awarded and contingent matched interests under the SMS, which are dependent on the retention of the equivalent number of shares under the RSP, were as follows:

	Shares yet to vest under the SMS					Contingent matched interests
	April 30, 2002 number	Awarded number	Vested number	April 30, 2001 number	Vesting period	April 30, 2002 number	Created number	Released number	April 30, 2001 number

R.N. Marchant	9,808	8,852	(1,394)	2,350	2003-2004	10,889	8,852	(1,630)	3,667
A.J. Reading	6,776	6,776	-	-	2004	6,776	6,776	-	-
D.J.Snowdon	54,530	43,270	-	11,260	2003-2004	54,530	43,270	-	11,260

During the year 1,394 shares vested under the SMS the market value of which amounted to £3,000 (2001 – £1,000) and £nil (2001 –  £12,000) for R.N. Marchant and A.J. Reading respectively. The value of entitlements in respect of awards held within the SMS for current directors at the year-end was £188,000 (2001 – £21,000).

5. The Tomkins Long Term Loyalty Plan
The terms of LTLP Awards are set included in section E below.

The interests of directors in shares they have purchased (‘Purchased Shares’) and which have been made the subject of an award under the LTLP, and in conditional awards of shares (‘Loyalty Shares’) which are dependent on the retention of the Purchased Shares and the completion of seven years’ service, are set out below.

Awards of Loyalty Shares are included in remuneration in the year in which the Loyalty Shares vest:

	Purchased shares		Loyalty shares
	2002 number	2001 number	2002 number	2001 number

R.N. Marchant	40,000	40,000	40,000	40,000
A.J. Reading	100,000	100,000	100,000	100,000
D.J. Snowdon	100,000	100,000	100,000	100,000

	240,000	240,000	240,000	240,000

The above shares are due to vest in 2004. The value of entitlements in respect of awards held within the LTLP for current directors at the year-end was £634,000 (2001 – £376,000).

Executive directors’ pension arrangements
R.N. Marchant participates in the Tomkins Retirement Benefits Plan (the ‘RBP’) which provides pension and other benefits within Inland Revenue limits. Messrs. Reading and Snowdon also participate in the RBP, but their entitlements exceed Inland Revenue limits as set out in the Finance Act 1989. In the case of D.J. Snowdon, those entitlements which are in excess of prescribed limits are funded in the Tomkins Funded Unapproved Retirement Benefits Scheme (the ‘FURBS’) and those for A.J. Reading are unfunded. During the year, an amount of £148,000 was paid into the FURBS in respect of D.J. Snowdon’s unapproved accrued entitlement. During the year A. J. Reading’s unfunded accrual reduced and at April 30, 2002 stood at £1,120,000.

Participation in the RBP is non-contributory for the directors referred to above and the Company’s contribution for each director for the year was at the rate of 35 percent of pensionable earnings. For D.J. Snowdon, pensionable earnings comprise basic annual salary. Pensionable earnings for R.N. Marchant comprise salary and a three-year average of the cash element of annual bonuses and benefits in kind and for A.J. Reading comprise salary and a three-year average of the cash element of annual bonuses. Bonuses for 2001 and any future bonuses will not be pensionable and therefore will not form part of pensionable earnings.

The inclusion of fluctuating emoluments in pensionable earnings does not comply with Schedule A of the Combined Code, but have been included from May 24, 1988 and July 6, 1992 for R.N. Marchant and A.J. Reading respectively in accordance with their contractual arrangements.

J. Nicol and K. Lever do not participate in the RBP, but receive a payment at an annual rate of 37.5 percent of their basic salary, which amounted to £57,000 and £115,000 respectively during the year, to enable them to make contributions to retirement benefits schemes of their choice on behalf of themselves and their dependants.

The normal retirement age of these directors is 60, except for A. J. Reading which is 62.

The following executive directors’ pension entitlements were:

Name of director	Age at April 30, 2002	Years of service at April 30, 2002	Increase in accrued pension during the year(1)	Transfer value of increase(2)	Accumulated total of accrued pension at April 30, 2002	Accumulated total of accrued pension at April 30, 2001
			£000	£000	£000	£000

R.N. Marchant	55	23	6	82	109	101
A.J. Reading	58	11	4	58	97	92
D.J. Snowdon	57	6	21	313	103	80

(1)	The increase in accrued pension during the year excludes inflation related adjustments.
(2)
The transfer value of increase is calculated in accordance with Actuarial Guidance Note GN11 Version 1.3. The transfer values disclosed do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the Company and the RBP.

D. J. Snowdon
On May 28, 2002 the Company announced that D. J. Snowdon was to leave the Board and the Company with effect from June 30, 2002. The Company has agreed to pay D. J. Snowdon £450,000 (gross) in connection with the early termination of his employment and to make contributions on his behalf for the loss of pension benefits over his notice period.

Payments made to and interests of former directors
I.A. Duncan resigned as a director on July 12, 1999 and G.F. Hutchings resigned as a director on October 11, 2000.

I.A. Duncan
During the year I.A. Duncan received remuneration from long term incentive plans of £44,000 (2001 – £87,000).

Share options
I.A.Duncan’s options over shares of 5p each at the year-end were:

Scheme	Dates of grant	Dates of forfeit	Price	April 30, 2002 number	Granted number	Forfeited number	Exercise number	April 30, 2001 number

ESOS 3	May 9, 1995	Aug. 23, 2001	242.00p	-	-	(201,000)	-	201,000
ESOS 3	Feb. 26, 1996	Aug. 23, 2001	268.00p	-	-	(95,000)	-	95,000

				-	-	(296,000)	-	296,000

During the year no share options were exercised.

The terms of these share options are the same as those described for current directors.

Long-term incentives
I.A. Duncan has maintained an interest in the long-term incentive compensation schemes. The total long-term incentive scheme compensation received during the year by I.A. Duncan was £44,000.

Restricted Share Plan
I.A. Duncan’s interest in ordinary shares of the Company held within the RSP (Trustee Awards) which are yet to vest and have not yet been included in directors’ remuneration was:

April 30, 2002 number	Vested number	April 30, 2001 number	Vesting period

30,060	(22,400)	52,460	2003

The amount vesting during the year was £44,000. The aggregate value of entitlements in respect of awards held within the RSP which are yet to vest and have not yet been included in directors’ remuneration at the year-end was £79,000 (2001 – £82,000).

I.A. Duncan’s interest in shares of the Company held within the RSP (Company Awards) which vested during the year but which had already been included in directors’ remuneration was:

April 30, 2002 number	Vested number	April 30, 2001 number	Vesting period

-	(263,257)	263,257	-

At the year-end no entitlement to the RSP (Company Awards) remained (2001 – £412,000).

G.F. Hutchings
During the year G.F. Hutchings received remuneration from long term incentive plans of £762,000 (2001 – £203,000) and emoluments of £nil (2001 – £473,000).

On December 21, 2001 the Company reached an out of court settlement with Mr. Hutchings. The terms of the settlement provided for the following:

•
the release to Mr. Hutchings of 2,909,562 shares held on his behalf in the RSP and SMS. The majority of these shares were bought by Mr. Hutchings out of his own funds and placed in the RSP and SMS under the terms of which he became entitled to the shares in certain circumstances;

•	a supplementary payment of £500,000 by way of augmentation of Mr. Hutchings’ pension. The payment was made direct to Mr. Hutchings’ personal pension arrangement;
•	a contribution towards his legal fees;
•	the waiver by Mr. Hutchings of all his actual and potential claims against the Company and all other relevant parties; and
•	the withdrawal by the Company of all its actual and potential claims against Mr. Hutchings.

Long-term incentives
The release of 2,909,562 shares to Mr Hutchings included 187,170 shares held in the RSP (Trustee Awards) and 175,019 shares held in the SMS. These interests had not previously been included in directors’ remuneration and on December 21, 2001 amounted to £762,000 (April 30, 2001 – £203,000). The remaining shares had previously been included in directors’ remuneration.

C. Board practices

The Board of Directors
The current Board comprises three executive directors and six non-executive directors and reflects a blend of different ages, financial and commercial experience and cultures. The roles of chairman and chief executive are split to establish a clear division of responsibility between the two.

Members of the Board meet regularly, normally six times a year. The Board has a schedule of matters specifically reserved to it for decision, including strategy and financial policy, appointment and removal of members of the Board, review and approval of recommendations of the Remuneration Committee and appointment of auditors. In advance of each meeting the Board is supplied with comprehensive briefing papers on items under consideration. All directors have access to the advice and services of the Company Secretary, whose removal may only be with the approval of the Board, and there is a procedure in place for directors, if necessary, to take independent professional advice.

All non-executive directors, with the exception of Mr. Wallach, are considered to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment. Mr. Wallach is deemed to be non-independent as a result of his advisory capacity to the Gates family interests. Non-executive directors joining the Board are appointed for a period of two years and subsequently reviewed.

The Nomination Committee ensures that there is a formal and transparent procedure for the appointment of new directors to the Board. Where appropriate every director receives training on the first occasion that the director is appointed to the Board, taking into account individual qualifications and experience, and training is also available on an ongoing basis to meet individual needs.

All directors are subject to election by shareholders at the first opportunity after appointment and thereafter retire from office and are subject to re-appointment at intervals of no more than three years.

The Board considers that the non-executive directors as a group are of sufficient caliber and number to bring strength of independence to the Board that it has not previously nominated any one non-executive to be a senior independent director. However, in order to comply with the Combined Code, on September 6, 2001 Sir Brian Pitman was appointed as the recognized senior independent non-executive director.

The Company has complied throughout fiscal 2002 with the provisions of the Combined Code, except that from March 16, 2001 to September 6, 2001 the Company had not nominated a Senior Independent Director and from March 8, 2001 to November 1, 2001 the Audit Committee had comprised only two non-executive directors.

Committees
The Board has delegated authority to the following committees on specific matters. All of the Committees have formal terms of reference and all members of the Audit and Remuneration Committees are independent non-executive directors.

Remuneration Committee
Members: K.J. Minton (Chairman), N.N. Broadhurst, J.M.J. Keenan (appointed November 1, 2001).

The Remuneration Committee has responsibility for determining Company policy on executive remuneration and determining specific remuneration packages and compensation packages (including approval every six months of all directors’ expenses) on employment or early termination of office for each of the executive directors of the Company. All decisions of the Remuneration Committee in respect of remuneration packages of executive directors are referred to the Board. The Remuneration Committee also monitors the compensation packages of other senior executives in the group below Board level. The Remuneration Committee appoints a Chairman from amongst its members and meetings are held as and when appropriate.

Audit Committee
Members: N.N. Broadhurst (Chairman), K.J. Minton, J.M.J. Keenan (appointed November 1, 2001).

The Audit Committee reviews the internal and external audit activities, monitors compliance with statutory requirements for financial reporting and reviews the half-year and annual financial statements before they are submitted to the Board for approval. It also keeps under review the effectiveness of the Group’s internal control systems (including financial, operational and compliance controls and risk management procedures). It considers reports from the internal and external auditors and from management and reports and makes recommendations to the Board.

In addition, the Audit Committee keeps under review the scope and results of the external audit, its cost effectiveness, the independence and objectivity of the auditor and the nature and extent of non-audit services supplied to the Group by the external auditor, seeking to balance the maintenance of objectivity and value for money.

All non-statutory audit, non-assurance or non-tax compliance services provided by the auditor must be reported to the Audit Committee and prior approval is required by the Chairman of the Audit Committee for any such projects. The Committee met four times in the year ending April 30, 2002.

Nomination Committee
Membership comprises the non-executive directors and the Chairman of the Company who is also Chairman of the Committee. The Committee assesses and recommends to the Board candidates for appointment as executive and non-executive directors. The Committee also makes recommendations to the Board on its composition and balance. The Committee meets as required.

Relations with Shareholders
The directors place a high importance on maintaining good relationships with both institutional and private investors and ensure that shareholders are kept informed of significant Company developments. Although the focus of dialogue is with institutional shareholders the directors exercise care to ensure that any price sensitive information is released to all shareholders at the same time, as required by the Financial Services Authority.

Shareholders attending the annual general meeting of shareholders are invited to ask questions during the meeting and will be advised of the proxy votes lodged in respect of each resolution. The Chairmen of both the Remuneration and Audit Committees will attend the annual general meeting of shareholders.

D. Employees
The average number of employees within each of Tomkins’ business segments was as follows:

	Fiscal 2002		Fiscal 2001		Fiscal 2000
	Average number	% of Tomkins employees	Average number	% of Tomkins employees	Average number	% of Tomkins employees

Air Systems Components	6,909	17.0	7,129	13.5	7,023	10.0
Engineered & Construction Products	10,104	24.8	10,915	20.7	11,313	16.2
Industrial & Automotive	23,596	58.0	25,400	48.2	25,335	36.2
Food Manufacturing	-	-	7,269	13.8	22,308	31.8
Professional, Garden & Leisure Products	-	-	1,965	3.7	3,867	5.5
Central costs	61	0.2	77	0.1	193	0.3

Total	40,670	100.0	52,755	100.0	70,039	100.0

At April 30, 2002 57% of the Company’s employees were located in the United States, 9% in the United Kingdom, 8% in continental Europe, and 26% in the rest of the world. At April 30, 2001 58% of the Company’s employees were located in the United States, 10% in the United Kingdom, 8% in continental Europe, and 24% in the rest of the world. At April 29, 2000 43% of the Company’s employees were located in the United States, 36% in the United Kingdom, 7% in continental Europe, and 14% in the rest of the world. There have been no significant work stoppages or labor disputes by Tomkins’ employees in any of the last five years.

Each Group company is encouraged to implement comprehensive employment policies designed to identify employees with its achievements and also determine ways in which their knowledge and skills can best contribute towards the Company’s success. Schemes are introduced to ensure that loyalty and performance are properly rewarded.

Employee involvement and communication programs continue to be developed and are designed to provide equal opportunity to all, irrespective of sex, race, religion or color. Each Group company endeavors to provide equality of opportunity in recruiting, training, promoting and developing the careers of disabled persons.

E. Share ownership
As of October 11, 2002, the directors and officers of the Company as a group owned the number of Ordinary Shares and the percentage of such total number of shares outstanding on such date as set forth below.

The executive directors, as potential beneficiaries, are technically deemed to have an interest in all Ordinary Shares held by or in which the trustees of the Tomkins Employee Share Trust (the “Trust”) are interested. The table includes, however, only those Trust shares which are specifically allocated to the individual director under the terms of the RSP, the SMS and the LTLP.

Identity of Person or Group	Amount Owned			Percent of Class

	Beneficial		Non-Beneficial	Beneficial	Non-Beneficial

5p Ordinary Shares
Executive directors
J. Nicol	1,015,230	(1)	-	0.1313	-
K. Lever	201,809		-	0.0261	-
A.J. Reading	492,966		-	0.0638	-

Non-executive directors
D.B. Newlands	292,515		20,000	0.0378	0.0026
N.N. Broadhurst	8,000		-	0.0010	-
J.M.J Keenan	7,000		-	0.0009	-
K.J. Minton	104,000		-	0.0135	-
B.I. Pitman	9,717		-	0.0013	-
M.F. Wallach	113,000	(2)	-	0.0146	-

Executive officers	246,000	(3)	-	0.0318	-

Directors and officers as a Group (twelve persons)	2,490,237		20,000	0.3222	0.0026

Preference shares
M.F. Wallach
- $50 convertible cumulative	240,244		112,537	2.2864	1.0710
- $50 redeemable convertible cumulative	216,664		289,978	1.7419	2.3313
Executive officers
- $50 redeemable convertible cumulative	5,304		-	0.0427	-

(1)	Held as 26,000 ADRs and 911,230 Ordinary Shares.
(2)	Held as 27,000 ADRs and 5,000 Ordinary Shares.
(3)	Held as 6,500 ADRs and 220,000 Ordinary Shares.

Since 1984, the Company has operated executive share option schemes that give its senior employees the right to subscribe for shares in the future at prices fixed when the rights are granted. The Company also operates savings related share option schemes for the general body of employees in the United Kingdom. Such schemes are approved by shareholders and options may not be granted under a scheme more than ten years after its approval by shareholders.

Savings Related Share Option Schemes
The Tomkins Savings Related Share Option Scheme No. 2, which provides an opportunity to purchase shares in Tomkins, is approved by the Inland Revenue and is open to all U.K. employees, including the executive directors, who have completed at least one year of continuous service with the Company. It is linked to a contract for monthly savings of up to £250 per month over five years. Options are granted to participating employees at a discount of up to 20 percent of the market price prevailing on the day immediately preceding the date of invitation to apply for the option and are normally exercisable five years after the start date of the savings contract. The Company currently has no other scheme which permits the grant of share options at a discount to the prevailing market price.

Executive Share Option Schemes
Under these schemes, executive directors and other senior executives within the Company may be granted options over Tomkins Ordinary Shares at the market price prevailing immediately before the grant of the option.

The grant of executive share options under ESOS3 and ESOS4 are made on a discretionary basis, taking account of an individual executive’s performance and job responsibilities. The options are only exercisable if, over a three-year period following the grant of the options, the Company achieves growth in earnings per share which exceeds the growth in the retail price index by an average of 2 percent per annum. Executive options usually become exercisable in equal tranches three, four and five years after their date of grant and are exercisable no later than seven years or ten years after the date of grant.

At October 11, 2002, options, including options granted to directors and officers, to subscribe for 18,598,354 Ordinary Shares were outstanding under the Company’s executive share option schemes at prices ranging from 150.00p to 330.00p. At that date, options over 3,952,146 of those shares were exercisable. The exercise dates for the options range from October 11, 2002 to August 18, 2012.

At October 11, 2002, options, including options granted to directors and officers, to subscribe for 1,164,580 Ordinary Shares were outstanding under the Company’s savings related share option scheme at prices ranging from 187.60p to 266.20p. At that date, options over 165,948 shares were exercisable. The exercise dates for the options range from October 11, 2002 to October 31, 2004.

Non-executive directors are not eligible for the grant of share options.

Director’s options over Ordinary Shares of 5p each at October 11, 2002, were:

	Scheme	Dates of grant	Dates of expiry	Price	October 11, 2002 Number

J. Nicol	Prem. Priced(1)	February 11, 2002	February 10, 2012	197.00p	2,538,072
	Prem. Priced(1)	February 11, 2002	February 10, 2012	276.00p	1,522,842
	Prem. Priced(1)	February 11, 2002	February 10, 2012	345.00p	1,015,228
	Executive(1)	February 11, 2002	February 10, 2012	197.00p	1,522,842

					6,598,984

K. Lever	ESOS 3	November 8, 1999	November 7, 2009	215.00p	13,950
	ESOS 4	November 8, 1999	November 7, 2009	215.00p	235,050
	ESOS 4	January 19, 2001	January 18, 2011	171.00p	329,000	(2)
	ESOS 4	July 3, 2002	July 2, 2012	244.75p	150,000

					728,000

A.J. Reading	ESOS 3	May 9, 1995	May 8, 2005	242.00p	201,000
	ESOS 4	August 6, 1998	August 5, 2008	293.50p	102,000
	ESOS 4	August 20, 1999	August 19, 2009	275.25p	50,000	(3)
	ESOS 4	July 3, 2002	July 2, 2012	244.75p	150,000

					503,000

Other executive	ESOS 4	February 26, 1996	February 25, 2003	268.00p	15,000
officers(4)	ESOS 4	February 10, 1998	February 9, 2005	330.00p	95,000
	ESOS 4	February 3, 1999	February 2, 2009	247.50p	85,000
	ESOS 4	February 19, 2001	February 18, 2011	170.50p	106,000
	ESOS 4	July 3, 2002	July 2, 2012	244.75p	125,000

					426,000

Former director’s options over Ordinary Shares of 5p each at October 11, 2002, were:

	Scheme	Dates of grant	Dates of expiry	Price	October 11, 2002 Number

D.J. Snowdon	ESOS 3	April 11, 1996	April 11, 2003	259.00p	400,000
	ESOS 4	July 31, 1996	June 29, 2003	249.00p	200,000
	ESOS 4	August 12, 1997	June 29, 2003	330.00p	498,000
	ESOS 4	August 6, 1998	June 29, 2003	293.50p	193,000
	ESOS 4	August 6, 1998	June 29, 2003	293.50p	212,000	(3)
	SAYE 2	March 12, 1998	December 29, 2002	266.20p	6,480

					1,509,480

R.N. Marchant	ESOS 2	March 3, 1993	January 30, 2003	262.00p	15,000
	ESOS 2	July 27, 1994	January 30, 2003	226.00p	27,000
	ESOS 3	May 9, 1995	July 30, 2003	242.00p	49,500
	ESOS 4	July 31, 1996	July 30, 2003	249.00p	27,000
	ESOS 4	August 12, 1997	July 30, 2003	330.00p	102,000
	ESOS 4	August 6, 1998	July 30, 2003	293.50p	51,000
	ESOS 4	August 20, 1999	July 30, 2003	275.25p	50,000	(3)
	SAYE 2	March 10, 1997	October 31, 2002	232.40p	2,969
	SAYE 2	March 12, 1998	October 31, 2002	266.20p	2,592

					327,061

1.	See details in section B. Compensation; J. Nicol.
2.	The grant to K. Lever of 329,000 shares on 19 January 2001 fulfilled an obligation under his terms of appointment on 1 November 1999.
3.
Options granted in excess of four times a participant’s annual earnings (‘super options’) will only be exercisable if at least five years have elapsed since the date of grant and then only if, over a five year period following the grant of the option, the growth in the Company’s earnings per share is such that it would be in the top quartile of a league table for growth in earnings per share over a five year period for companies in the FTSE 100 index.

4.	Officers whose compensation information is not publicly disclosed on an individual basis.

Employee Share Plans
Each company in the Group is encouraged to implement comprehensive employment policies designed to identify employees with its achievements and determine ways in which their knowledge and skills can best contribute towards its success. Schemes are introduced to ensure that loyalty and performance are properly rewarded.

The Tomkins Savings Related Share Option Scheme No. 2 (‘SAYE 2’)
SAYE 2 provides an opportunity to purchase shares in Tomkins. It is open to all eligible employees as and when invitations to participate are issued.

The Tomkins Share Matching Scheme (‘SMS’)
The Remuneration Committee currently administers the SMS and may make recommendations regarding the award of shares. When shares subject to a Trustee Award or a Company Award vest under the RSP (see below) participants may be invited to apply for an award under the SMS. This incentive takes the form of two conditional share matching awards (‘Matching Awards’) vesting a further two years and four years respectively after the end of the RSP restricted period. Each of the matching awards is for the same number of ordinary shares as vested under the RSP (both the Trustee and the Company Award) with proportionate reductions to the matching awards if any vested shares were disposed of.

The Tomkins Restricted Share Plan (‘RSP’) and the Tomkins Long Term Loyalty Plan (‘LTLP’)
The Remuneration Committee has frozen all future awards under the RSP and LTLP. It is the current intention to replace the existing plans with a new long-term incentive program that will provide for the granting of share options and the making of performance share awards (either in combination or independently) at levels deemed competitive by the Remuneration Committee, having regard to the market. The Remuneration Committee believes that the new program will assist transparency, corporate accountability and the linkage between pay and performance.

The awards allocated to participants under the plans will vest at the relevant time. Previous awards that become due for matching will be considered for matching by the Remuneration Committee at the relevant time. Awards made to the directors under the plans prior to the decision of the Remuneration Committee to freeze future awards are shown in section B. Compensation, above.

Under the RSP, the Remuneration Committee made recommendations that an element of the annual cash incentive compensation must be taken in restricted shares in the form of a Trustee Award. A Trustee Award was made subject to a condition that the shares would not vest absolutely in the employee until the end of a specified period (the ‘Restricted Period’), which would not normally be before the third anniversary of the date of appropriation of the shares for the purposes of the award. With the Remuneration Committee’s approval, employees could acquire further shares in the Company via market purchase or exercise of options up to a cost equal to the gross amount of aggregate cash bonuses already paid to them, to the extent not already used to purchase shares for Company Awards. Such acquired shares became subject to a Company Award under the rules of the RSP. If the employee left the Company before the end of the three year Restricted Period he would usually forfeit the Company Award shares; they only vest absolutely in the employee at the end of the Restricted Period.

Under the LTLP the Remuneration Committee invited selected employees to use their own money to acquire shares in Tomkins (‘Purchased Shares’) which were then matched with conditional awards of shares (‘Loyalty Shares’) on a one for one basis up to a maximum of 100,000 Loyalty Shares per selected employee. If the employee sold or transferred any of the Purchased Shares at any time during the seven year restricted period, his entire related allocation of Loyalty Shares would be immediately forfeited.

At October 11, 2002, the Trustees held 127,843 Ordinary Shares on behalf of 28 participants, including directors and officers, under the RSP. 30,060 shares allocated on July 30, 1999 were released on July 30, 2002; 69,262 shares allocated on August 19, 1999 were released on August 19, 2002; 27,843 shares allocated on August 15, 2000 will be released on August 15, 2003 and 100,000 shares allocated on July 2, 2001 will be released on July 2, 2004, if not forfeited or vested before those dates.

At October 11, 2002, the Trustees held 104,768 Ordinary Shares on behalf of 22 participants including directors and officers under the Share Matching Scheme. 10,158 shares allocated on August 12, 2000 were released on August 12, 2002; 19,544 shares allocated on August 15, 2000 were released on August 15, 2002; 74,036 shares allocated on August 15, 2001 will be released on August 20, 2003; and 30,732 shares allocated on September 25, 2002 will be released on September 25, 2004, if not forfeited or vested before those dates.

At October 11, 2002, 12 participants had been conditionally allocated 575,000 shares under the terms of the LTLP.

In addition the trustees held 8,968 unallocated shares on October 11, 2002.

Item 7.    Major Shareholders and Related Party Transactions

A. Major shareholders
The Company’s issued share capital at April 30, 2002 consisted of 771,698,555 Ordinary Shares, nominal value 5p per share, 10,508,499 convertible cumulative preference shares, nominal value US$50 per share, and 12,439,527 redeemable convertible cumulative preference shares, nominal value US$50 per share.

As of October 11, 2002, 772,964,144 Ordinary Shares, 10,507,478 convertible cumulative preference shares and 12,438,282 redeemable convertible cumulative preference shares were outstanding. As of the same date, 2,416,617 Ordinary Shares were held by 61 registered holders with a registered address in the United States; 11,881,364 ADRs were held of record by 117 registered holders with a registered address in the United States; 10,491,252 convertible cumulative preference shares were held by 37 registered holders with a registered address in the United States and 12,418,408 redeemable convertible cumulative preference shares were held by 44 registered holders with a registered address in the United States. Since certain of the Ordinary Shares and ADRs were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

The convertible cumulative preference shares are convertible at any time at the shareholder’s option into fully paid Ordinary Shares on the basis of 9.77 Ordinary Shares per convertible cumulative preference share. The Company has the option (i) to redeem all but not some only of the convertible cumulative preference shares at any time that the total amount of convertible cumulative preference shares issued and outstanding is less than 10% of the amount originally issued and (ii) to redeem, on or after July 29, 2006, all or any of the convertible cumulative preference shares outstanding at that time.

The redeemable convertible cumulative preference shares are convertible at any time at the shareholder’s option into fully paid Ordinary Shares on the basis of 9.77 Ordinary Shares per redeemable convertible cumulative preference share. The Company will be required to redeem all of the redeemable convertible cumulative preference shares outstanding on July 29, 2006. At the date of issue, the conversion terms of the preference shares were equivalent to an Ordinary Share price of 334p.

Upon liquidation of the Company or otherwise (other than on redemption or repurchase of shares), the assets of the Company available to shareholders will be applied first to repay paid-in or credited capital together with all arrears and accruals of dividend to the holders of the convertible cumulative preference shares, the redeemable convertible cumulative preference shares and any other classes of shares ranking pari passu with the convertible cumulative preference shares and the redeemable convertible cumulative preference shares as to capital.

Until such time as the shares are converted or redeemed, the convertible cumulative preference shares and the redeemable convertible cumulative preference shares have a right to receive dividends, at an annual rate of 5.560% and 4.344% respectively, in preference to the holders of the Ordinary Shares.

The holders of the convertible cumulative preference shares and the redeemable convertible cumulative preference shares are entitled to vote at a general meeting of the Company on the following basis:

•	on a show of hands, each holder will have one vote; and
•
on a poll, each holder will have one vote in respect of every seven fully paid Ordinary Shares to which the holder would be entitled on the full exercise of his conversion rights; provided that if two or more consecutive quarterly dividends are in arrears, each holder shall have one vote on a poll in respect of every fully paid Ordinary Share to which the holder would be entitled in the full exercise of his conversion rights until such time as any arrears of dividends have been paid in full.

Except as set forth above with respect to holders of convertible cumulative preference shares and redeemable convertible cumulative preference shares and redeemable convertible cumulative preference shares, shareholders of the Company do not have different voting rights.

To the Company’s knowledge, no person or entity, other than those shown below is the owner of more than 5% of its outstanding Ordinary Shares, nor is the Company directly or indirectly owned or controlled by any corporation, by any government or by any other natural or legal person or persons, severally or jointly.

Identity of Person or Group	Number of Ordinary Shares (at October 11, 2002)	% of Tomkins Ordinary Share capital

Schroder Investment Management Limited and Schroders Plc (1)	58,164,045	7.52

(1)	Based solely on analysis of the share register on September 17, 2002.

Significant changes in shareholders owning more than 5 percent of the Ordinary Share Capital of Tomkins over the past three years are as follows; At October 11, 2002, Schroder Investment Management Limited had reduced their holding to 7.52 percent from 12.86 percent at October 5, 2001. Alliance Capital Management (including its subsidiary company Sanford C. Bernstein & Co., Inc.) had reduced its shareholding to 0 percent at October 11, 2002 from 5.09 percent at October 6, 2000, having increased it from 1.21 percent at October 8, 1999. Brandes Investment Partners, L.P. had reduced its shareholding to 2.67 percent at October 11, 2002, from 5.18 percent at October 5, 2001. The Capital Group Companies, Inc. had increased its shareholding from 1.46 percent at October 9, 1998, to 6.05 percent at October 8, 1999 and reduced it to 3.25 percent at October 6, 2000.

There are no arrangements currently known to the Company that would result in a change in control of the Company.

B. Related party transactions
Not applicable.

C. Interests of experts and counsel
Not applicable.

Item 8.  Financial Information

Consolidated statements and other financial information
Reference is made to Item 17 – “Financial Statements” for a list of all financial statements filed as part of this Annual Report.

Legal Proceedings
The group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of the business. On April 12, 2001 G. F. Hutchings issued proceedings in the High Court against the Company. On December 31, 2001, an out of court settlement was reached. The terms of the settlement are detailed in Item 6.B.

The directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the group’s financial position.

Dividend policy
See Item 3 – “Key Information – Dividends”.

Significant changes
For a description of significant changes occurring since April 30, 2002, see Note 28 of Notes to the consolidated financial statements included in this Annual Report.

Item 9.  The Offer and Listing

A. Offer and listing details
The high and low closing prices of the ADSs on the New York Stock Exchange for the periods indicated are set forth below.

Fiscal Period		U.S. dollars per ADS
		High	Low

1998	Year	26.69	17.00
1999	Year	23.88	13.81
2000	Year	19.00	10.13
2001	Year	14.00	7.75
	Q1: May – July	13.25	11.06
	Q2: August – October	14.00	8.94
	Q3: November – January	10.13	7.75
	Q4: February – April	10.25	7.90
2002	Year	15.59	7.80
	Q1: May – July	11.50	7.90
	Q2: August – October	12.10	7.80
	Q3: November – January	12.70	9.70
	Q4: February – April	15.59	11.06
2003	Q1: May – July	15.60	13.78
	Q2: through October 11, 2002	15.34	12.76
	April 2002	15.59	14.57
	May 2002	15.60	14.92
	June 2002	15.55	13.78
	July 2002	15.32	13.80
	August 2002	14.98	13.00
	September 2002	15.34	13.69
	October 2002 (through October 11, 2002)	14.54	12.76

The following table sets forth, for the fiscal periods indicated, the closing high and low middle market quotations for the Company’s Ordinary Shares on the London Stock Exchange. The table does not reflect trading after the daily official close of the London Stock Exchange for which no official quotations exist.

Fiscal Period		Pence per Ordinary Share
		High	Low

1998	Year	378.25	256.00
1999	Year	363.25	200.00
2000	Year	299.50	156.50
2001	Year	233.25	138.00
	Q1: May – July	222.50	186.25
	Q2: August – October	233.25	157.75
	Q3: November – January	172.00	138.00
	Q4: February – April	176.50	145.00
2002	Year	271.00	134.00
	Q1: May – July	206.75	147.25
	Q2: August – October	211.00	134.00
	Q3: November – January	223.00	167.00
	Q4: February – April	271.00	196.75
2003	Q1: May – July	270.50	218.00
	Q2: through October 11, 2002	251.50	199.00
	April 2002	271.00	253.50
	May 2002	270.50	255.50
	June 2002	261.25	236.25
	July 2002	253.00	218.00
	August 2002	249.00	207.00
	September 2002	251.50	220.00
	October 2002 (through October 11, 2002)	228.25	199.00

The preference shares are not traded on an exchange.

B. Plan of distribution
Not applicable.

C. Markets
The principal trading market for the Company’s Ordinary Shares is the London Stock Exchange.

ADSs, each representing four Ordinary Shares and evidenced by ADRs, have been issued pursuant to a sponsored ADR program, with The Bank of New York as depositary.

The Company’s ADSs are listed on the New York Stock Exchange, under the symbol “TKS”.

D. Selling shareholders
Not applicable.

E. Dilution
Not applicable.

F. Expenses of the issue
Not applicable.

Item 10.    Additional Information

A. Share Capital
Not applicable.

B. Memorandum and articles of association
General
The rights of the shareholders are set forth in the Memorandum and Articles of Association (together, the “Articles”) of the Company or are as provided by applicable English law. The Articles have been previously filed with the Commission as an exhibit to the Company’s Annual Report on Form 20-F for fiscal year 2000. The following summary of key provisions of the Articles is qualified in its entirety by reference to the Articles previously filed with the Commission.

The Company is incorporated in England and registered at Companies House under company number 203531. The main objects and purposes of the Company, set forth in Articles 4(a) to (c), are as follows:

•	to co-ordinate and manage the business activities of the Company and generally to carry out the function of a group holding company;
•	to carry on the business of hardware manufacture and the manufacture of and dealing in minerals and metals, and all kinds of other connected goods; and
•
to carry on any other business of a similar nature which the Directors deem convenient for the Company to carry on, or consider will enhance or render more profitable the value of the Company’s property.

Board of Directors
The Articles provide for a minimum of 2 and a maximum of 15 Directors. At every annual general meeting, no less than one-third of the Directors are required to retire from office and are eligible to stand for re-appointment at such meeting. Subject to the provisions of the Companies Act, the Board may from time to time appoint one or more Directors to an executive office on such terms and for such period as it may determine. No Director or executive officer has a service contract with the Company for more than two years’ duration.

A Director who has disclosed to the Board that he has an interest in any transaction or arrangement with the Company, may participate in such transaction or arrangement, but may not vote in respect of any such transaction. A Director may not be counted in the quorum of a meeting in relation to any resolution on which he is barred from voting.

The ordinary remuneration of the Directors (other than a Managing Director or an Executive Director) may not exceed an aggregate amount of £250,000 per annum as the Board (or any duly authorized committee thereof) may from time to time determine or such greater amount as the Company may, upon the recommendation of the Board, from time to time by ordinary resolution determine, to be divided among them in such proportion and manner as the Directors may determine or, failing agreement, equally. Any Director who (by arrangement with the Board) performs or renders any special duties or services outside his ordinary duties as a Director may be awarded extra remuneration (in addition to fees or ordinary remuneration) by way of a lump sum or salary or commission or participation in profits or otherwise. Directors are required to hold at least 5,000 Ordinary Shares each.

The Board may exercise all the powers of the Company to borrow money, mortgage property and assets and issue debentures and other securities. The Articles require the Board to restrict aggregate borrowings of the Company to one and a half times the share capital of the company plus capital reserves (calculated as set forth in the Articles).

Share Capital, Dividends and Voting Rights
The share capital of the Company is £79,258,211 divided into 1,585,164,220 Ordinary Shares, nominal value 5p per share and $1,956,000,000 divided into 13,920,000 U.S. dollar denominated voting Convertible Cumulative Preference Shares, nominal value $50 per share (“Perpetual Convertible Shares”) and 25,200,000 U.S. dollar denominated voting Convertible Cumulative Redeemable Preference Shares, nominal value $50 per share (“Redeemable Convertible Shares”).

Under Section 9 of the Companies Act, the Company may by special resolution at a general meeting of shareholders alter its Articles and thereby alter the rights of the shareholders of the Company. A special resolution is a resolution which can only be passed by a majority of no less than three-fourths of the shares entitled to vote which are voted. Whenever the share capital of the Company is divided into different classes of shares, the rights attached to any class may only be varied or abrogated either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of such holders. The Articles provide that the necessary quorum for a general meeting at which such an extraordinary general resolution may be passed is at least two persons holding or representing by proxy no less than one-third in nominal amount of the issued shares of that class.

The Perpetual Convertible Shares and the Redeemable Convertible Shares are entitled to be paid, in priority to any payment of dividend on any other class of shares, a fixed cumulative preferential dividend at a rate per annum per such share held fixed by the Board on issue of the shares, payable quarterly. Dividends are at the discretion of the Board. The Company in a general meeting of shareholders may declare dividends on the Ordinary Shares in its discretion by reference to an amount in pounds sterling or in a foreign currency, but dividends may not exceed the amount recommended by the Board. Dividends remaining unclaimed for 12 years after having been declared are forfeited and revert to the Company.

On a show of hands, each holder of Ordinary Shares, Perpetual Convertible Shares or Redeemable Convertible Shares present at a general meeting of the Company is entitled to one vote. On a poll, the holders of Ordinary Shares are entitled to one vote per share, and the holders of the Perpetual Convertible Shares and the Redeemable Convertible Shares are entitled to one vote for every seven Ordinary Shares into which such Perpetual Convertible Shares or Redeemable Convertible Shares, as the case may be, are convertible. If two or more quarterly dividends on the Perpetual Convertible Shares and the Redeemable Convertible Shares are in arrear and there is a poll vote, the holders of the Perpetual Convertible Shares and the Redeemable Convertible Shares are entitled to one vote for every one Ordinary Share into which such Perpetual Convertible Shares or Redeemable Convertible Shares, as the case may be, are convertible. Cumulative voting is not permitted.

The liquidator on any winding-up of the Company, may, with the authority of an extraordinary resolution, divide among the shareholders in kind the whole or any part of the assets of the Company and for such purposes may set such value as he deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between shareholders or classes of shareholders. On a return of assets on liquidation or otherwise (other than on a redemption or a repurchase), the assets of the Company available to shareholders shall be applied first in repaying to the holders of the Perpetual Convertible Shares and the Redeemable Convertible Shares all amounts paid up thereon together with all arrears and accruals of dividend to be calculated down to the relevant date and to be payable whether or not such dividend has become due and payable, in priority to any other class of shares.

The Company is entitled to redeem all or any Perpetual Convertible Shares and Redeemable Convertible Shares on or after July 29, 2006 upon written notice. In the case of any notice given for redemption of either class of such shares, the holders are entitled to opt for all of their remaining Perpetual Convertible Shares or Redeemable Convertible Shares as the case may be to be converted into Ordinary Shares. Upon redemption, all amounts paid up, plus all arrears and accruals of dividend down to the date of redemption are to be paid.

Change of Control
There are no provisions in the Articles discriminating against an existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

General Meetings
The Company shall in each year hold a general meeting of shareholders within 15 months of the previous year’s annual general meeting of shareholders. The Board may call an extraordinary general meeting whenever it determines appropriate. In addition, members holding not less than one-tenth of the paid up share capital entitled to vote at a general meeting of the Company can require an extraordinary general meeting to be convened.

Only shareholders registered in accordance with the Articles may be recognized as valid shareholders. There are no other limitations on the rights to own securities.

There are no provisions in the Articles that would have the effect of delaying, deferring or preventing a change of control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company or any of its subsidiaries.

Disclosure of Ownership
There are no provisions in the Articles relating to the ownership threshold above which shareholder ownership must be disclosed. The Companies Act requires a shareholder to notify the Company in respect of a three percent holding subject to certain exemptions, and there is an additional obligation to notify the Company when a ten percent threshold is reached which is not subject to any exemptions.

Changes in Capital
There are no conditions imposed by the Articles governing changes in capital which are more stringent than those conditions which would be required by governing English law.

C. Material Contracts
Stock Purchase Agreement dated May 11, 2001, between Tomkins Corporation and Saf-T-Hammer Corporation.
Pursuant to this Agreement, a subsidiary of the Company sold Smith & Wesson Corp., a handgun manufacturer in the United States, on May 11, 2001 for $15.0 million, comprising $5.0 million paid immediately and the balance due in May 2002. Saf-T-Hammer also paid $20.0 million of an outstanding loan of $73.8 million due from Smith & Wesson Corp. to Tomkins. Of the remaining $53.8 million of the loan, $30.0 million is to be repaid on an amortizing basis over the seven years commencing in May 2004 and $23.8 million will be included in the equity capital acquired by Saf-T-Hammer. Interest on the outstanding loan balance will continue at 9% per annum.

The Company has agreed to indemnify Saf-T-Hammer and its directors, officers and affiliates against breaches of representations and warranties in the agreement. Except with respect to certain tax representations, the Company’s indemnification obligation terminates 18 months after the closing. The Company has not agreed to indemnify Saf-T-Hammer against any actual or contingent liabilities of Smith & Wesson.

Service agreement with James Nicol
On February 11, 2002, the Company’s chief executive officer James Nicol entered into an employment agreement with the Company, terminable by either party on not less than 12 months’ notice. The agreement entitles Mr. Nicol to a fixed salary of £750,000 per year plus an annual cash bonus of up to 100% of that fixed salary (there is a guaranteed bonus of 50% of the fixed salary for the eight month period ending December 31, 2002). The Company also pays to Mr. Nicol a salary supplement of an amount equal to 37.5% of his fixed salary to allow Mr. Nicol to contribute to a personal pension scheme. The agreement also provides for certain share based incentive plans set up specifically for Mr. Nicol. Pursuant to the service agreement Mr. Nicol is subject to confidentiality, non-competition and non-solicitation provisions. For more information on the agreement with Mr. Nicol, see Item 6.B. “Compensation – J. Nicol”.

Employee Stock Option Plans
A description of our stock option plans and other equity-based compensation plans is contained in Item 6.B. “Compensation”.

D. Exchange controls
There is currently no U.K. law, decree or regulation which restricts the export or import of capital, including, but not limited to, U.K. foreign exchange controls, or that affects the remittance of dividends (except as otherwise set forth below, see “Taxation”) or other payments to holders of Ordinary Shares.

There are no limitations under U.K. law or the Company’s Memorandum and Articles of Association on the rights of persons who are neither residents nor nationals of the United Kingdom from freely holding, voting or transferring Ordinary Shares in the same manner as U.K. residents or nationals.

E. Taxation
The following is a summary of the principal US federal income and UK tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADRs by certain US Holders (as defined below) and not a complete analysis or listing of all of the possible tax consequences of such purchase, ownership or disposition. Furthermore, this summary does not address the tax consequences under state, local, or non-US and non-UK tax law of such purchase, ownership or disposition. Certain US Holders with special status (e.g., financial institutions, insurance companies, tax-exempt entities, dealers in securities, and traders in securities that mark-to-market) or in special tax situations (e.g., whose functional currency is not the US dollar, who hold their Ordinary Shares or ADRs as part of a straddle, appreciated financial position, hedge, conversion transaction or other integrated investment, who hold 10 percent or more of the voting power of Tomkins’s stock or the Ordinary Shares, or who are subject to the alternative minimum tax) will be subject to special rules not described below. This summary is limited to US Holders that hold their Ordinary Shares or ADRs as capital assets and does not address the tax treatment of US Holders that are partnerships or pass-through entities that are not partnerships or the tax treatment of the holders of interests in such entities. Prospective investors are therefore advised to consult their own tax advisors with respect to the tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADRs, including specifically the consequences under state, local and non-US and non-UK tax laws.

This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains (the “Income Tax Convention”), and administrative and judicial interpretations of the Code and the Income Tax Convention, all as in effect as of the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Statements regarding UK tax laws and practices set out below are based on those UK laws and published practices of the Inland Revenue as in force on the date of this Annual Report which UK laws and practices are subject to change. As used herein, a “U.S. Holder” is a beneficial owner of Ordinary Shares or ADRs that, for United States federal tax purposes, is:

•	a citizen or resident of the United States;
•	a corporation created or organized in the United States or under the laws of the United States or any state (or the District of Columbia);
•	an estate the income of which is subject to US federal income taxation regardless of its source;
•
a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust if it has a valid election in effect to be treated as a United States person under the Code.

On July 24, 2001, representatives of the United States and the United Kingdom signed a convention for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital gains (as amended, the “Proposed Income Tax Convention”). Generally, the Proposed Income Tax Convention will replace the Income Tax Convention when and if the Proposed Income Tax Convention has been approved by the United Kingdom Parliament and the United States Senate and has been ratified by the two governments through the exchange of the instruments of ratification. US Holders should consult their tax advisors regarding the potential application of the Proposed Income Tax Convention, including the relevant effective dates of the Proposed Income Tax Convention. In general, the Proposed Income Tax Convention will apply to UK withholding taxes on the first day of the second month following the exchange of the instruments of ratification and will apply with respect to UK capital gains taxes for years of assessment beginning on or after the sixth day of April following the exchange of the instruments of ratification.

The Inland Revenue treats US Holders of ADRs as the owners of the underlying Ordinary Shares for the purpose of the taxation of dividend payments under the Income Tax Convention and should treat them as such under the Proposed Income Tax Convention when and if it becomes effective. US Holders of ADRs are also treated as the owners of the underlying shares for the purposes of the Code.

Taxation of Dividends
Distributions paid in respect of the Ordinary Shares or ADRs will be treated as dividends to the extent of Tomkins’s current and accumulated earnings and profits, as calculated under US federal income tax principles. Distributions in excess of current and accumulated earnings and profits will be treated as a return of capital to the extent of the US holder’s adjusted tax basis in the Ordinary Shares or ADRs and, thereafter, as capital gains.

A US Holder of Ordinary Shares or ADRs who is a resident of the United States for the purposes of the Income Tax Convention will generally be entitled, under the terms of the Income Tax Convention, to receive, in addition to any dividend received, a payment of certain UK tax credits equal to one-ninth of the cash dividend paid (a “Related Tax Credit”), subject to a withholding tax (not to exceed the amount of the Related Tax Credit) of 15% of the sum of the dividend paid and such Related Tax Credit. However, a US Holder will not be entitled to any actual payment in respect of the Related Tax Credit as the withholding tax of 15% under the Treaty exceeds, and therefore will be limited to, the Related Tax Credit. Hence, a net dividend of 100p paid by Tomkins to a US Holder gives rise to a receipt of 100p after deduction of withholding tax of 11.11p. In Revenue Procedure 2000-13, 2000-6 I.R.B. 515, the Internal Revenue Service (the “IRS”) confirmed that a US Holder will continue to be entitled to claim the US dollar value of such withholding tax as a credit against the US Holder’s US federal income tax liability, subject to certain conditions and limitations. To qualify for the credit, a US Holder should make an election on IRS Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)) and file the completed Form 8833 with its US federal income tax return.

Dividends and amounts in respect of the Related Tax Credit will be income to a US Holder for US federal income tax purposes but will generally not be eligible for the dividends received deduction allowed to corporate holders. The amount includible in income with respect to dividends paid in pounds sterling and the Related Tax Credit will be the US dollar value of the payment at the spot rate of exchange on the date that the dividend is actually or constructively received, regardless of whether the payment is in fact converted into US dollars. Pounds sterling received by US holders will have an adjusted tax basis equal to their US dollar value at such spot rate. Gains or losses, if any, realized on a subsequent sale or disposition of the pounds sterling distributed will be ordinary income or loss and will generally be treated as derived from sources within the United States for foreign tax credit purposes.

A US Holder will be denied a foreign tax credit (and should instead be allowed a deduction) for foreign taxes imposed on a dividend if the US Holder has not held the Ordinary Shares or ADRs for at least 16 days in the 30 day holding period beginning 15 days before the ex-dividend date. Any days during which a US holder has substantially diminished its risk of loss on the Ordinary Shares or ADRs are not counted toward meeting the 16-day holding period required by the statute. A US Holder that is under an obligation to make related payments with respect to the Ordinary Shares or ADRs (or substantially similar or related property) also is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend.

A US Holder who is a resident of the United States for purposes of the Income Tax Convention will nonetheless not be entitled to the Related Tax Credit and consequently will not be entitled to a credit against US tax liability for the withholding tax thereon, if (a) the holding of Ordinary Shares or ADRs is (i) effectively connected with a permanent establishment situated in the United Kingdom through which the holder carries on business in the United Kingdom or (ii) effectively connected with a fixed base in the United Kingdom from which the holder performs independent personal services or (b) in the case of a US Holder that is a corporation, the US Holder (i) is also a resident of the United Kingdom for purposes of the Income Tax Convention or (ii) is, in certain circumstances, an investment or holding company at least 25% of the capital of which is held, directly or indirectly, by persons who are neither individual residents of the United States nor citizens of the United States. Furthermore, special rules may apply in respect of the Related Tax Credit if the US Holder (a) owns at least 10% of the class of shares in respect of which the dividend is paid (or, in the case of a US Holder that is a corporation, controls, alone or with one or more associated corporations, at least 10% of the voting stock of Tomkins) or (b) is exempt from tax in the United States on dividends paid by Tomkins. In addition, if a US Holder is a trust or estate, the Related Tax Credit will be available only to the extent that the income derived by such trust or estate is subject to US tax as the income of a resident either in its hands or in the hands of its beneficiaries.

Under the Proposed Income Tax Convention, a US Holder who is a resident of the United States for purposes of the Proposed Income Tax Convention will not be subject to UK withholding tax with respect to dividends paid in respect of the Ordinary Shares or ADRs. Such US Holder will not be entitled to receive the Related Tax Credit.

Taxation of Capital Gains
A US Holder that is resident in the United States and not resident, ordinarily resident or a temporary non-resident for UK tax purposes in the United Kingdom will not be liable for UK tax on gains realized or accrued on the sale or other disposal of Ordinary Shares or ADRs unless that US Holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and the Ordinary Shares or ADRs are or have been used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency. A US Holder will generally recognize capital gain or loss for US federal income tax purposes upon the sale or other disposal of such US Holder’s Ordinary Shares or ADRs in an amount equal to the difference between the amount realized on the sale or other disposal and the US Holder’s adjusted tax basis in such Ordinary Shares or ADRs. Such gains or losses will be eligible for long-term capital gain or loss treatment if the Ordinary Shares or ADRs have been held for more than one year at the time of such sale or disposal.

A US Holder who is (a) a US citizen who is resident, ordinarily resident or a temporary non-resident in the United Kingdom for UK tax purposes, (b) a corporation that is resident in the United Kingdom for UK tax purposes by reason of being incorporated or managed and controlled in the United Kingdom, or (c) a US citizen who, or corporation that, is trading or carrying on a profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired Ordinary Shares or ADRs for the purposes of such trade, profession or vocation or such branch or agency, may, in each case, be liable for both UK and US tax on a gain on the disposal of Ordinary Shares or ADRs. Such a person will generally be entitled, subject to certain limitations, to a tax credit against any US federal tax liability for the amount of any UK tax (namely, capital gains tax in the case of an individual and corporation tax on chargeable gains in the case of a corporation) which is paid in respect of such gain.

Under the Proposed Income Tax Treaty, a US Holder who is a resident of the United States for the purposes of the Proposed Income Tax Convention will not be subject to UK tax on gains derived from the sale or other disposal of the Ordinary Shares or ADRs unless such Ordinary Shares or ADRs form part of the business property of a permanent establishment of an enterprise in the United Kingdom, regardless of whether that permanent establishment exists at the time of the sale or other disposal. Notwithstanding the foregoing, under the Proposed Income Tax Convention, the United Kingdom may tax an individual who is a resident of the United States on gains derived from the sale or other disposal of Ordinary Shares or ADRs if such individual has been a resident of the United Kingdom at any time during the six years immediately preceding the sale or other disposition of the Ordinary Shares or ADRs.

Inheritance Tax
Under the convention entered into force on November 11, 1979 between the United States and the United Kingdom for the avoidance of double taxation and the prevent of fiscal evasion with respect to taxes on estates of deceased persons and on gifts (the “Estate and Gift Tax Convention”), an Ordinary Share or ADR held by an individual who is domiciled in the United States and is not a national of the United Kingdom will not be subject to UK inheritance tax upon the individual’s death or on a transfer of the Ordinary Share or ADR during the individual’s lifetime, except in certain cases in which the Ordinary Share or ADR is placed in trust by a settler not domiciled in the United States and in the exceptional case where the Ordinary Share or ADR is part of the business property of a UK permanent establishment or pertains to a fixed base of the individual in the United Kingdom used for the performance of independent personal services. In the unusual case where Ordinary Shares or ADRs are subject to both the UK inheritance tax and the US federal estate and gift tax, the Estate Tax Convention generally provides for a tax credit under the rules enumerated in the Estate Tax Convention.

Stamp duty and stamp duty reserve tax (“S.D.R.T.”)
UK stamp duty or S.D.R.T. is not generally payable on the issuance of Ordinary Shares unless these are issued into a clearance service or a depositary receipt system (or a nominee for either) in which case a liability at 1.5% will arise (but see the comments below in relation to transfers of the Ordinary Shares to the custodian of the Depositary).

The transfer of Ordinary Shares will generally give rise to a liability for UK stamp duty normally at the rate of 0.5% (rounded up to the nearest multiple of £5) of the actual consideration paid. S.D.R.T. is chargeable immediately on entering into an unconditional agreement to transfer shares at the rate of 0.5% of the actual consideration paid (which S.D.R.T. is cancelled or repaid if the agreement is completed within six years of the agreement by a duly stamped transfer). If Ordinary Shares have been transferred into a clearance service or a depositary receipt system, provided the higher rate 1.5% charge has been paid, subsequent transfers within the respective service or system would not be liable to S.D.R.T. However, there is no liability to stamp duty on the transfer of shares into CREST, the paperless trading system introduced in July 1996, unless such transfer involves a change in beneficial ownership. Where the Ordinary Shares are transferred into the account of a clearance service or a depositary receipt system (or a nominee for either) a liability at 1.5% will arise. Subsequent transfers within CREST will not give rise to a liability to stamp duty as there will be no stampable document, and consequently, the S.D.R.T. chargeable on such transfers will not be repaid. An instrument of transfer of shares where there is no change of beneficial ownership will generally be subject to fixed rate stamp duty of £5 per transfer.

An instrument of transfer or issuance of Ordinary Shares to the custodian of the Depositary where there is no transfer or issuance of beneficial ownership will generally give rise to UK stamp duty at the rate of 1.5% rounded up to the nearest multiple of £5, or to S.D.R.T. at the rate of 1.5%, of the value of the shares at the time of transfer or issuance. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the custodian of the Depositary on deposits of Ordinary Shares will be charged by the Depositary to the party to whom the ADRs are delivered against such deposits. No S.D.R.T. will be payable on an agreement to transfer ADRs, nor will UK stamp duty be payable on a transfer of ADRs, provided that the instrument of transfer is executed outside the United Kingdom and subsequently remains at all times outside the United Kingdom. A transfer of Ordinary Shares by the Depositary or its nominee to the relevant ADR holder when the ADR holder is not transferring beneficial ownership will give rise to stamp duty at the rate of £5 per instrument of transfer.

Passive foreign investment company (“PFIC”) status
We believe that we will not be considered a PFIC for US federal income tax purposes. However, since our status as a PFIC depends on the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC in any taxable year. If we were treated as a PFIC in any taxable year during which you held Ordinary Shares or ADRs, you may be subject to certain adverse consequences, including the imposition of tax at higher rates than would otherwise apply to income derived from the Ordinary Shares or ADRs as well as additional tax form filing requirements.

F. Dividends and paying agents
Not applicable.

G. Statement by experts
Not applicable.

H. Documents on display
Tomkins is subject to the information requirements of the Exchange Act and in accordance therewith files reports and other information with the United States Securities and Exchange Commission (the “Commission”). These reports and other information can be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission’s regional office at Citicorp Center, 500 West Madison Street, Suit 1400, Chicago, Illinois 60661. You may request copies of all or a portion of these documents from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. From August 2002, reports filed by the Company with the Commission are available on the Commissions website at www.sec.gov. As a foreign private issuer, Tomkins is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and the short swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary information
Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk
The financial risk management of the group, which includes currency risk, interest rate risk and liquidity risk, is the responsibility of the Group’s central treasury function, which operates within strict guidelines approved by the Board.

The foreign exchange transaction risks in the businesses are protected with forward currency purchases and sales put in place when foreign currency trading transactions are committed. The currency translation risk on overseas profits is only covered to the extent there is interest on foreign currency borrowings set against the operating income. To the extent that the profits are not covered in this way they are subject to the risk of currency fluctuation. The primary exposure is on profits earned in the U.S. businesses.

To the extent that the Group is funded by shareholders’ equity, overseas investments are not hedged and accordingly, during the fiscal 2002 the Group’s previous balance sheet hedging arrangements were unwound.

Net borrowings, to the extent they exist, will be generally retained in the currencies in which the Group’s assets are denominated to hedge the foreign currency translation exposure arising from the Group’s overseas investments. The Group currently has a net cash position.

Dividends are funded by converting the foreign currency cash flows generated by overseas investments at the time of payment of the dividend. Interest payments on foreign currency net borrowings will be funded with cash flows generated by the corresponding foreign currency investments.

The Group does not hedge foreign currency profit and loss translation exposures and is subject to the risk of currency fluctuation. We estimate a movement of 10 percent in the £/$ exchange rate has an impact on reported operating profits of approximately 7 percent. This risk may be mitigated to the extent that interest arises on foreign currency net borrowings.

Interest rate exposures are managed by using interest rate swaps, options and forward rate agreements. The Group currently has a net cash position with interest rates fixed for periods of less than 12 months. A degree of fixed rate cover appropriate to the Group’s ongoing operations and capital structure will be reinstated should the Group have net borrowings.

Borrowing facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. Our policy is to reduce financing risk by diversifying our funding sources and by staggering the maturity of our borrowings.

Interest Rate Sensitivity
The table below provides information as at April 30, 2002, about the Group’s financial instruments that are sensitive to changes in interest rates. Instruments shown as bearing interest at floating rates are instruments where the interest rate is reset periodically by reference to short term benchmark interest rates such as LIBOR and the U.K. Bank Base Rate. The information is presented in pounds sterling equivalents, with the instruments grouped by the actual currency in which their cash flows are denominated.

	Expected Maturity Date						Total £ million	Fair value £ million
	Within 1 year £ million	Between 1 & 2 years £ million	Between 2 & 3 years £ million	Between 3 & 4 years £ million	Between 4 & 5 years £ million	Over 5 years £ million
POUNDS STERLING
Cash & Deposits	85.9	-	-	-	-	-	85.9	85.9
Borrowings	(2.1)	-	-	-	-	(150.0)	(152.1)	(159.7)
Deposits/loans offset	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	0.9	0.9	(1.7)

Net	83.8	-	-	-	-	(149.1)	(65.3)	(60.3)

Interest rate	Floating	Floating	Floating	Floating	Floating	Floating	Floating	Floating

U.S DOLLAR
Cash & Deposits	237.9	-	-	-	-	-	237.9	237.9
Borrowings	(30.1)	(3.2)	(2.5)	(3.0)	(0.8)	(17.9)	(57.5)	(57.5)
Deposits/loans offset	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-	-	-

Net	207.8	(3.2)	(2.5)	(3.0)	(0.8)	(17.9)	180.4	180.4

Interest rate	Floating	Floating	Floating	Floating	Floating	Floating	Floating	Floating

EURO
Cash & Deposits	18.8	-	-	-	-	-	18.8	18.8
Borrowings	(11.8)	(0.3)	(0.2)	(0.2)	(0.2)	(1.2)	(13.9)	(13.9)
Deposits/loans offset	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-	-	-

Net	7.0	(0.3)	(0.2)	(0.2)	(0.2)	(1.2)	4.9	4.9

Interest rate	Floating	Floating	Floating	Floating	Floating	Floating	Floating	Floating

OTHER CURRENCIES
Cash & Deposits	55.0	-	-	-	-	-	55.0	55.0
Borrowings	(20.3)	(2.1)	(0.7)	-	(0.2)	-	(23.3)	(23.3)
Deposits/loans offset	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-	-	-

Net	34.7	(2.1)	(0.7)	-	(0.2)	-	31.7	31.7

Interest rate	Floating	Floating	Floating	Floating	Floating	Floating	Floating	Floating

Exchange Rate Sensitivity
The following table provides information, as at April 30, 2002, about financial instruments and derivative instruments sensitive to exchange rate movements. For borrowings, cash and deposits the tables present principal cash flows while for derivatives the table presents the notional amounts used to calculate payments to be exchanged under the contracts. All of the instruments bear interest at variable (i.e. floating) rates which are determined by reference to short-term benchmark rates such as LIBOR and the U.K. Bank Base Rate.

	Expected Maturity Date						Total £ million	Fair Value £ million
	Within 1 year £ million	Between 1 & 2 years £ million	Between 2 & 3 years £ million	Between 3 & 4 years £ million	Between 4 & 5 years £ million	Over 5 Years £ million

POUNDS STERLING
Cash & Deposits	85.9	-	-	-	-		85.9	85.9
Borrowings	(2.1)	-	-	-	-	(150.0)	(152.1)	(159.7)
Deposits/loans offset	-	-	-	-	-	-	-	-
Exchange rate derivatives	-	-	-	-	-	-	-	-
- Forward foreign exchange contracts	(2.9)	-	-	-	-	-	(2.9)	0.1

Net	80.9	-	-	-	-	(150.0)	(69.1)	(66.1)

U.S. DOLLAR
Cash & Deposits	237.9	-	-	-	-	-	237.9	237.9
Borrowings	(30.1)	(3.2)	(2.5)	(3.0)	(0.8)	(17.9)	(57.5)	(57.5)
Deposits/loans offset	-	-	-	-	-	-	-	-
Exchange rate derivatives	-	-	-	-	-	-	-	-
- Forward foreign exchange contracts	(15.2)	-	-	-	-	-	(15.2)	-

Net	192.6	(3.2)	(2.5)	(3.0)	(0.8)	(17.9)	165.2	180.4

EURO
Cash & Deposits	18.8	-	-	-	-	-	18.8	18.8
Borrowings	(11.8)	(0.3)	(0.2)	(0.2)	(0.2)	(1.2)	(13.9)	(13.9)
Exchange rate derivatives	-	-	-	-	-	-	-	-
- Forward foreign exchange contracts	72.2	-	-	-	-	-	72.2	(0.3)

Net	79.2	(0.3)	(0.2)	(0.2)	(0.2)	(1.2)	77.1	4.6

OTHER CURRENCIES
Cash & Deposits	55.0	-	-	-	-	-	55.0	55.0
Borrowings	(20.3)	(2.1)	(0.7)	-	(0.2)	-	(23.3)	(23.3)
Exchange rate derivatives	-	-	-	-	-	-	-	-
- Forward foreign exchange contracts	(27.5)	-	-	-	-	-	(27.5)	(0.6)

Net	7.2	(2.1)	(0.7)	-	(0.2)	-	4.2	31.1

To a large extent, the Group’s use of borrowings in currencies other than pounds sterling and its use of derivative currency contracts (as shown in the table above) is for the purpose of managing the variability in shareholders’ funds resulting from the re-statement of its foreign net investments at current exchange rates.

The following table identifies the net exchange rate exposure remaining after taking account of such borrowings and currency derivatives. The currency profile of the Group’s net assets at April 30, 2002 was as follows:

Currency	Net assets excluding borrowings £ million	Borrowings £ million	Deposits/ loans offset £ million	Net assets £ million

Pounds Sterling	(67.0)	(152.1)	-	(219.1)
U.S. Dollar	1,076.4	(57.5)	-	1,018.9
Euro	130.4	(13.9)	-	116.5
Other	248.1	(23.3)	-	224.8

Total	1,387.9	(246.8)	-	1,141.1

Further disclosures regarding Tomkins use of derivatives and other financial instruments are given in Note 26 of Notes to the consolidated financial statements.

Item 12.    Description of Securities Other than Equity Securities
Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.    Controls and Procedures
Not applicable.

Item 16.    Reserved

PART III

Item 17.    Financial Statements

Item 18.    Financial Statements
Not applicable.

Item 19. Exhibits

1.1	Memorandum and Articles of Association of the Company. (1)
4.1	Agreement dated October 23, 1999 for £1.3 billion multi-currency revolving credit and bill facility, as amended. (1)
4.2	Stock Purchase Agreement, dated as of May 11, 2001, between Tomkins Corporation and SAF-T Hammer Corporation. (2)
4.3	The rules of the Tomkins Executive Share Option Scheme No. 3. (2)
4.4	The rules of the Tomkins Executive Share Option Scheme No. 4. (2)
4.5	Service Agreement, dated February 11, 2002 between Tomkins plc and James Nicol
8.1	Subsidiaries of the Company.
10.1	Consent of Deloitte and Touche, Chartered Accountants.
99.1	Certification of CEO and Finance Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 29, 2000.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 29, 2001.

Tomkins PLC

Report of independent chartered accountants

To the Board of Directors and shareholders of Tomkins plc
London, United Kingdom.

We have audited the accompanying consolidated balance sheets of Tomkins plc and subsidiaries (“Tomkins plc”) as of April 30, 2002 and 2001, and the related consolidated statements of income, cash flows, reconciliation of net cash flow to movement in net funds, total recognized gains and losses, and changes in shareholders’ equity for each of the three years in the period ended April 30, 2002, all expressed in pounds sterling. Our audits also included the financial statement schedule listed in the Index at Item 17 of the Form 20-F. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tomkins plc as of April 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2002, in conformity with accounting principles generally accepted in the United Kingdom. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2002, Tomkins plc changed its method of accounting for income taxes to conform to Financial Reporting Standard No. 19 “Deferred Tax” and, retroactively, restated the 2001 and 2000 financial statements for the change.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended April 30, 2002 and the determination of shareholders’ equity and financial position at April 30, 2002 and 2001, to the extent summarized in Note 27.

/s/ Deloitte & Touche

Deloitte & Touche
Chartered Accountants and Registered Auditors
London, United Kingdom

October 25, 2002

Tomkins PLC

Consolidated statements of income
For fiscal years ended April 30, 2002, April 30, 2001 and April 29, 2000

	2002 Total £ million	2001* Total £ million	2000* Total £ million
Net sales	3,373.8	4,105.5	5,640.4
Cost of sales	(2,443.0)	(2,985.8)	(4,011.6)

Gross profit	930.8	1,119.7	1,628.8
Distribution expenses	(406.3)	(521.5)	(718.9)
Administrative expenses	(268.4)	(287.8)	(390.5)

Operating income	256.1	310.4	519.4
Share of income from associates	(0.7)	0.1	1.9

Operating income including associates	255.4	310.5	521.3
Net loss on disposal of subsidiary companies	(68.5)	(294.8)	(6.3)
Reversal of provision for loss on disposal of business	66.0	215.0	-
Provision for loss on disposal of business to be discontinued post year end:
Impairment of goodwill	(3.5)	(42.2)	(171.4)
Impairment of assets	-	(23.8)	-
Payments directly related to the proposed disposal	-	-	(43.6)
Profit on disposal of fixed assets	8.4	-	-

	257.8	164.7	300.0
Interest income	52.4	73.6	66.9
Interest expense	(45.8)	(94.3)	(114.3)

Income before taxes	264.4	144.0	252.6
Taxes on income	(71.5)	(86.9)	(141.7)

Income before minority interests	192.9	57.1	110.9
Equity minority interest	(5.4)	(3.8)	(5.8)

Income before preference dividend	187.5	53.3	105.1
Preference dividend	(39.3)	(37.6)	(34.4)

Net income attributable to Ordinary Shareholders	148.2	15.7	70.7

Basic income per Ordinary Share	19.16p	1.83p	7.46p

Diluted income per Ordinary Share	18.78p	1.83p	11.07p

The accompanying Notes form an integral part of these consolidated financial statements.
* Comparative figures have been restated. See Note 2(a).

Tomkins PLC

Consolidated statements of cash flows
For fiscal years ended April 30, 2002, April 30, 2001 and April 29, 2000

	2002 £ million	2001 £ million	2000 £ million
Net cash inflow from operating activities	492.1	388.2	578.0
Dividends received from associated undertakings	0.8	0.5	0.7
Returns on investments and servicing of finance	(34.4)	(64.6)	(77.2)
Tax paid (net)	(43.2)	(83.9)	(62.9)
Capital expenditure (net)	(111.2)	(138.9)	(228.9)
Financial investment	-	(0.1)	(0.2)
Acquisitions & disposals	(22.2)	1,258.5	(241.1)
Equity dividends paid	(93.3)	(152.8)	(149.4)

Net cash inflow/(outflow) before use of liquid resources and financing	188.6	1,206.9	(181.0)

Financing
Share issues (net of costs)	1.0	2.8	4.3
Buy back of own shares	(19.9)	(340.9)	(6.3)
Mark to market of hedging instruments	(4.4)	(104.3)	(21.0)
Cash flow (decreasing)/increasing debt & lease financing	(164.5)	(843.3)	277.0

Net cash (outflow)/inflow from financing	(187.8)	(1,285.7)	254.0

Management of liquid resources
Cash flow decreasing/(increasing) cash on deposit and collateralized cash	15.0	(27.4)	(24.9)

Increase/(Decrease) in cash in the year	15.8	(106.2)	48.1

The accompanying Notes form an integral part of these consolidated financial statements.

Reconciliation of net cash flow to movement in net funds
For the fiscal years ended April 30, 2002, April 30, 2001 and April 29, 2000

	2002 £ million	2001 £ million	2000 £ million
Increase/(decrease) in cash in the year	15.8	(106.2)	48.1
Cash flow decreasing/(increasing) debt & lease financing	164.5	843.3	(277.0)
Cash flow (decreasing)/increasing cash on deposit and collateralized cash	(15.0)	27.4	24.9

Change in net funds resulting from cash flows	165.3	764.5	(204.0)
Loans & capital leases (acquired)/disposed with subsidiaries	(3.6)	18.9	(46.9)
Translation difference	(4.7)	12.5	(5.2)

Increase/(decrease) in net funds in the year	157.0	795.9	(256.1)
Net debt at beginning of year	(6.2)	(802.1)	(546.0)

Net funds/(debt) at end of year	150.8	(6.2)	(802.1)

The accompanying Notes form an integral part of these consolidated financial statements.

Tomkins PLC

Consolidated balance sheets
At April 30, 2002 and April 30, 2001

Capital employed	2002	2001*
	£ million	£ million
Fixed Assets
Goodwill	185.1	192.2
Property, plant and equipment	864.3	903.0
Investments	9.3	12.2

	1,058.7	1,107.4

Current Assets
Inventory	413.0	473.5
Accounts receivable and prepayments	697.1	784.4
Cash	395.9	400.4

	1,506.0	1,658.3
Current Liabilities
Accounts payable: amounts falling due within one year	(889.1)	(933.5)

Net Current Assets	616.9	724.8

Total Assets Less Current Liabilities	1,675.6	1,832.2
Accounts payable: amounts falling due after more than one year	(255.3)	(425.8)
Provisions for liabilities & charges	(279.2)	(287.5)

	1,141.1	1,118.9

Capital & Reserves
Called Up Share Capital
Ordinary Shares of 5p; Authorized shares – 1,585,164,220; Issued and outstanding shares – 771,698,555 (2001; 782,522,750)	38.6	39.1
Convertible cumulative preference shares of $50; Authorized shares – 13,920,000; Issued and outstanding shares – 10,508,499 (2001; 10,508,499)	337.2	337.2
Redeemable convertible cumulative preference shares of $50; Authorized shares – 25,200,000; Issued and outstanding shares – 12,439,527 (2001; 12,259,755)	426.8	426.7

	802.6	803.0
Share premium account	89.4	89.7
Capital redemption reserve	66.6	64.8
Retained income	148.3	127.4

Shareholders’ Funds	1,106.9	1,084.9
Equity minority interest	34.2	34.0

	1,141.1	1,118.9

Shareholders’ Funds
Equity	342.9	321.0
Non-equity	764.0	763.9

	1,106.9	1,084.9

The accompanying Notes form an integral part of these consolidated financial statements.
* Comparative figures have been restated. See Note 2(a).

Tomkins PLC

Statements of total recognized gains & losses
For the fiscal years ended April 30, 2002, April 30, 2001 and April 29, 2000

		2002 £ million		2001* £ million		2000* £ million
Profit attributable to shareholders		187.5		53.3		105.1
Foreign exchange translation
–group	(33.5)		(4.4)		(0.7)
–associated undertakings	(0.4)		(0.1)		0.1

		(33.9)		(4.5)		(0.6)

Total recognized gains and losses for the year		153.6		48.8		104.5
Prior year adjustment (see accounting policies)		32.9		-		-

Total recognized gains and losses since last annual report		186.5		48.8		104.5

The accompanying Notes form an integral part of these consolidated financial statements.
* Comparative figures have been restated. See Note 2(a).

Consolidated statements of changes in shareholders’ equity
For the fiscal years ended April 30, 2002, April 30, 2001 and April 29, 2000

	Ordinary Shares £ million	Convertible Cumulative Preference Shares £ million	Redeemable Convertible Cumulative Preference Shares £ million	Share Premium Account £ million	Capital Redemption reserve £ million	Retained Income £ million	Total £ million
At May 1, 1999*	47.5	337.5	381.1	100.7	36.8	(256.8)	646.8
Net income						105.1	105.1
Issue/conversion of shares	0.1	(0.1)	(0.3)	5.4		(0.8)	4.3
Ordinary dividends						(165.8)	(165.8)
Preference dividends						(34.4)	(34.4)
Buy back of own shares	(0.1)			(0.1)	0.2	(2.6)	(2.6)
Exchange translation			11.0			(11.6)	(0.6)
Goodwill written back						2.2	2.2
Write back of impaired goodwill on proposed disposal						171.4	171.4

At April 29, 2000*	47.5	337.4	391.8	106.0	37.0	(193.3)	726.4
Net income						53.3	53.3
Issue/conversion of shares	0.1	(0.2)	(0.1)	3.0			2.8
Ordinary dividends						(95.3)	(95.3)
Preference dividends						(37.6)	(37.6)
Buy back of own shares	(8.5)			(19.3)	27.8	(341.2)	(341.2)
Exchange translation			35.0			(39.5)	(4.5)
Goodwill written back						732.2	732.2
Adjustment to prior year dividends in respect of share buy backs						6.6	6.6
Write back of impaired goodwill on proposed disposal						42.2	42.2

At April 30, 2001*	39.1	337.2	426.7	89.7	64.8	127.4	1,084.9

Tomkins PLC

Consolidated statements of changes in shareholders’ equity (continued)
For the fiscal years ended April 30, 2002, April 30, 2001 and April 29, 2000

	Ordinary Shares £ million	Convertible Cumulative Preference Shares £ million	Redeemable Convertible Cumulative Preference Shares £ million	Share Premium Account £ million	Capital Redemption Reserve £ million	Retained Income £ million	Total £ million
At April 30, 2001*	39.1	337.2	426.7	89.7	64.8	127.4	1,084.9
Net income						187.5	187.5
Issue/conversion of shares	0.1		6.3	1.0			7.4
Ordinary dividends						(39.3)	(39.3)
Preference dividends						(92.6)	(92.6)
Buy back of own shares	(0.6)			(1.3)	1.8	(19.7)	(19.8)
Exchange translation			(6.2)			(27.7)	(33.9)
Goodwill written back						9.3	9.3
Adjustment to prior year dividends in respect of share buy backs						0.2	0.2
Write back of impaired goodwill on proposed disposal						3.2	3.2

At April 30, 2002	38.6	337.2	426.8	89.4	66.6	148.3	1,106.9

The accompanying Notes form an integral part of these consolidated financial statements.
* Comparative figures have been restated. See Note 2(a).

The goodwill arising since March 1, 1973 on the acquisition of subsidiary companies owned at April 30, 2002 has been written off against reserves and totaled £1,146.9 million (2001 – £1,159.4 million (restated – see accounting policies); 2000 – £1,989.3 million).

Tomkins PLC

Notes to the consolidated financial statements

1    Basis of presentation

The accompanying financial statements do not comprise “statutory accounts” within the meaning of Section 240 of the Companies Act 1985 of England and Wales (the “Companies Act”), but have been based upon the full published accounts of the Company for the three fiscal years to April 30, 2002 which have been delivered to the Registrar of Companies in England and Wales upon which unqualified audit reports have been given.

These financial statements are presented under the historical cost convention and in accordance with applicable U.K. Generally Accepted Accounting Principles (“U.K. GAAP”). These principles differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”); see Note 27.

2    Accounting policies

(a) The accounting policy for deferred tax has been amended to conform to Financial Reporting Standard No. 19 “Deferred Tax” (“FRS 19”), the adoption of which has resulted in the following restatement of comparative figures:

	April 30, 2001
	As previously disclosed £ million	Recognition of deferred tax assets £ million	Transfer to corporation tax creditor £ million	Restated £ million
Fixed assets	1,114.9	(7.5)	-	1,107.4
Net current assets	801.7	43.3	(120.2)	724.8

Total assets less current liabilities	1,916.6	35.8	(120.2)	1,832.2
Accounts payable: amounts falling due after more than one year	(425.8)	-	-	(425.8)
Provisions	(405.4)	(2.3)	120.2	(287.5)

Net assets	1,085.4	33.5	-	1,118.9
Equity minority interest	(33.4)	(0.6)	-	(34.0)

Shareholders’ funds	1,052.0	32.9	-	1,084.9

Goodwill amortization for the year ended April 30, 2001 has been reduced by £0.4 million and goodwill arising on acquisitions of subsidiary and associated undertakings owned at April 30, 2001, written off to reserves, has been reduced by £55.5 million. In addition, as a result of the recognition of deferred tax assets in the balance sheets of subsidiaries disposed, the loss on disposal of operations for the year ended April 30, 2001 has increased by £13.9 million. Comparative figures have been restated.

The effect of FRS 19 on the results for the year ended April 30, 2002 has been to reduce the goodwill amortization charge and the tax charge by £0.4 million and £6.7 million respectively. After taking into account foreign exchange movements, FRS 19 increases net assets at April 30, 2002 by £40.0 million compared to £33.5 million at April 30, 2001.

The definition of research and development costs has been revised. It includes the costs of dedicated technical centers and laboratory facilities and other expenses relating to product and process development and patent application and renewal.

(b) Basis of consolidation
The financial statements include the results of all subsidiary undertakings (“subsidiaries”). The results of subsidiaries acquired or sold are consolidated for the periods from the effective dates of acquisition or to the effective dates of sale.

(c) Accounting period
The financial statements are for the 365 days ended April 30, 2002, 366 days ended April 30, 2001 and the 364 days ended April 29, 2000.

Tomkins PLC

Notes to the consolidated financial statements (continued)

2    Accounting policies (continued)

(d) Foreign currencies
Trading results denominated in foreign currencies are translated into pounds sterling at the average rates of exchange ruling throughout the period, or at composite rates at which forward cover exists.

Assets and liabilities are translated at the rates of exchange ruling at the balance sheet date, or at composite rates specified in related forward contracts.

Foreign exchange differences arising on the translation of the opening net assets of foreign subsidiaries, the translation of foreign subsidiaries’ income statements from average or composite rates to closing rates and from transactions executed solely for the purpose of hedging foreign currency translation exposure are taken to reserves. Other exchange differences are recognized when they arise.

(e) Financial instruments
Derivative financial instruments are held to reduce exposure to foreign exchange risk and interest rate movements. None are held for speculative purposes.

To qualify as a hedge, a financial instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the group’s operations. Gains and losses arising on these contracts are deferred and recognized in the income statement, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the group’s financial statements.

If an instrument ceases to be accounted for as a hedge, for example, because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognized at that time.

(f) Property, plant & equipment
Property, plant & equipment are stated at cost less accumulated depreciation and any provision for impairment.

Freehold land and assets under construction are not depreciated. Depreciation of property, plant & equipment, other than freehold land and assets under construction, is provided on the straight-line basis over anticipated useful lives:

Freehold buildings and long leasehold land & buildings	Ten to fifty years
Short leasehold land & buildings	Length of lease
Plant, equipment & vehicles	Two to twenty years

(g) Capital leases
Assets held under leases which confer rights and obligations similar to those attaching to owned assets are capitalized at fair value as property, plant & equipment and the corresponding liability to pay rentals is shown net of interest in the financial statements as obligations under capital leases. The capitalized values of the assets are written off on the straight-line basis over the shorter of the period of the lease or the useful life of the asset concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

(h) Investments
Shares in subsidiaries are stated at cost less provision for impairment.

An associated undertaking (“associate”) is an investment in which the group has substantial long-term minority equity interest and in which it participates in commercial and financial policy decisions. The consolidated income statement includes the group’s share of the results of associates. Investments in associates, all of which were acquired before May 2, 1998, are incorporated in the consolidated balance sheet at cost, less goodwill written off, plus the group’s share of post acquisition reserves.

Other investments are stated at the lower of cost or net realizable value.

Tomkins PLC

Notes to the consolidated financial statements (continued)

2    Accounting policies (continued)

(i) Inventory
Inventory is valued at the lower of cost or net realizable value with due allowance for any obsolete or slow moving items. Net realizable value is the estimated selling price less costs to complete and sell. Work in progress, finished goods & goods held for resale include an appropriate proportion of overhead expense. Long-term contracts are valued at cost plus attributable profit less provisions for foreseeable loss. If the outcome of a contract can be assessed with reasonable certainty, profit is taken by the percentage of completion method, otherwise profit is taken at the conclusion of each contract.

Certain commodities used by operating companies are purchased or sold by way of forward contracts in order to fix the purchase price of the underlying raw material or product. Where such an arrangement exists, commodities are accounted for at the cost fixed by the forward contract.

(j) Goodwill
Goodwill, being the excess of the cost of an acquisition over the fair values attributed to the net tangible assets at acquisition, is capitalized and is being amortized over a finite life not exceeding twenty years. Provision is made for any impairment.

Goodwill arising on acquisitions made on or before May 2, 1998 was charged directly to reserves. The profit or loss on disposal or closure of a business includes any attributable goodwill previously charged to reserves.

(k) Net sales
Net sales include sales in the ordinary course of business to external customers for goods supplied and services provided, exclusive of sales related taxes.

(l) Research & development
Expenditure on research & development and on patents and trademarks is written off in the year in which it is incurred.

(m) Operating leases
Operating lease rentals are charged to the income statement on the straight-line basis over the periods of the leases.

(n) Employee share schemes
The cost of awards to employees that take the form of shares or rights to shares (including conditional rights) are charged to the income statement over the period to which the employees’ performance relates.

(o) Pensions & other post-retirement benefits
The costs of pension plans & other post-retirement benefits are charged to the income statement so as to spread the costs over the employees’ working lives with the Company.

(p) Government grants
Government grants relating to property, plant & equipment are treated as deferred income and credited to the income statement in equal installments over the anticipated useful lives of the assets to which the grants relate. Other grants are credited to the income statement when they are received.

(q) Tax
The tax charge is based on the profit for the year and takes into account tax deferred due to timing differences between the treatment of certain items for tax and accounting purposes. Deferred tax is provided in full on all liabilities. In accordance with FRS19, deferred tax assets are recognized to the extent it is regarded that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

(r) Estimates and assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Tomkins PLC

Notes to the consolidated financial statements (continued)

3    Acquisitions and disposals

In the three-year period ended April 30, 2002 the Company acquired and disposed of the following businesses, the results of which are included in the consolidated financial statements from their respective dates of acquisition or to the effective date of sale. Prior year numbers have been restated to reflect the adoption of FRS 19. See Note 2 (a).

Acquisitions during the period ended April 30, 2002

Tomkins acquired American Metal Products Company and the business and assets of Superior Rex on November 13, 2001 and November 19, 2001 respectively, for combined consideration of $45.0 million (£31.2 million). These acquisitions are included within the Air Systems Components group.

In addition, cash of £2.4 million was received during the year that related to acquisitions made in earlier years.

Details of all acquisitions, including the fair value adjustments made to the assets and liabilities acquired, are set out below:

	Book value £ million	Accounting policy alignment £ million		Fair value adjustments £ million		Fair value to the group £ million
Tangible fixed assets	11.2	-		4.3	(b)	15.5
Inventory	10.6	(2.5	) (a)	-		8.1
Receivables	10.2	-		-		10.2
Payables	(7.6)	-		-		(7.6)
Tax	(0.1)	-		-		(0.1)
Net debt	(1.2)	-		-		(1.2)

Net assets	23.1	(2.5)		4.3		24.9

Goodwill capitalized						6.3

Cash consideration						31.2

Acquisition costs included in the consideration are £0.2 million.

Notes:	(a) Alignment of inventory carrying value and provisioning policies.
(b) Revaluation of fixed assets at directors’ valuation.

The profit after tax of American Metal Products Company for the year ended December 31, 2000 was £0.3 million and the loss after tax for the period from January 1, 2001 to November 13, 2001 was £0.3 million. The profit after tax of Superior Rex for the year ended December 31, 2000 was £0.2 million and the profit after tax for the period from January 1, 2001 to November 19, 2001 was £0.2 million. Both acquisitions during the year have been integrated into existing businesses and it is not possible to calculate their impact on the Group’s cash flows.

Disposals during the period ended April 30, 2002

Engineered & Construction Products
Sunvic Controls Limited was sold on July 27, 2001 for a total consideration, net of costs, of £1.8 million. £4.0 million of goodwill previously written off to reserves was written off to the income statement, resulting in a loss on sale of £4.5 million.

Industrial & Automotive
Totectors Limited and The Northern Rubber Company Limited were sold on May 25, 2001 and September 11, 2001 respectively for a total consideration, net of costs, of £23.0 million. £5.3 million of goodwill previously written off to reserves was written off to the income statement, resulting in a profit on sale of £4.2 million.

On December 17, 2001, the bellows business of Standard-Thomson Corporation was sold for a cash consideration, net of costs, of $1.6 million (£1.1 million) resulting in a loss on sale of £1.0 million.

Tomkins PLC

Notes to the consolidated financial statements (continued)

3    Acquisitions and disposals (continued)

Professional, Garden & Leisure Products
On May 11, 2001 Tomkins sold Smith & Wesson Corp. for a consideration of $15.0 million (£10.6 million). The purchaser also paid $20.0 million (£14.1 million) of an outstanding loan of $73.8 million (£52.0 million) due from Smith & Wesson Corp. to Tomkins Corporation. Of the remaining $53.8 million (£37.9 million), $30 million (£21 million) will be repaid on an amortizing basis over the seven years commencing in May 2004 and $23.8 million (£16.8 million) was included in the equity capital acquired by the purchaser. Interest on the outstanding loan balance will continue at nine percent per annum. There was a loss on sale of £65.8 million of which a provision of £66.0 million was made in the year ended April 30, 2001.

Costs of £1.4 million relating to the ongoing sale of companies were incurred during the year.

Acquisitions during the period ended April 30, 2001
Air Systems Components:
Additional purchase consideration of £1.0 million on the acquisitions of Air Diffusion Limited and Hart & Cooley was paid during the year.

Engineered & Construction Products:
On November 3, 2000, the business and net assets of Care Free Aluminum Products, Inc. were acquired for a cash consideration of $11.2 million (£7.8 million). The acquisition is not material to the Engineered & Construction Products business segment.

Industrial & Automotive:
A £3.3 million reduction in the purchase consideration of ACD Tridon Inc. was agreed and received during the year.

Disposals during the period ended April 30, 2001
Engineered & Construction Products:
Homer of Redditch Limited, Twiflex Limited and T. A. Knight Limited were sold on May 18, 2000, June 23, 2000 and February 16, 2001 respectively for total cash consideration, net of costs, of £3.1 million. £1.0 million of goodwill previously written off to reserves was written off to the income statement resulting in a loss on sale of £1.8 million.

Food Manufacturing:
The Red Wing Company Inc was sold on July 14, 2000 for cash consideration, net of costs, of $140.9 million (£93.8 million). The sale of the remaining Food Manufacturing business segment was completed on August 31, 2000 for total cash consideration of £1,138.0 million. £171.4 million of the £828.7 million of goodwill previously written off to reserves on acquisition of the businesses was included in the write-off of the impaired goodwill in the year ended April 29, 2000 and the remaining £657.3 million was charged to the income statement. Costs of the sale were offset by the reversal of the £43.6 million provision established at April 29, 2000 for payments directly related to the disposal, which included a provision of £25.0 million for pension payments arising as a result of the transaction. The net loss on sale charged to the income statement for the year ended April 30, 2001 was £1.8 million.

Professional, Garden & Leisure Products:
Murray Inc and Hayter Limited were sold on the October 5, 2000 for consideration of $219.3 million (£148.3 million). Of the proceeds, $206.3 million (£139.5 million) has been received in cash and $13.0 million (£8.8 million) in a secured subordinated loan note, repayable in 2006. There was a loss on sale of £76.2 million after charging £73.9 million of goodwill, previously written off to reserves and £2.1 million costs of disposal.

Deferred consideration of £1.0 million relating to disposals made in prior years was received during the year.

Acquisitions during the period ended April 29, 2000
Goodwill of £182.0 million, arising on acquisitions during fiscal 2000, has been capitalized and is being amortized over a finite life not exceeding twenty years.

Tomkins PLC

Notes to the consolidated financial statements (continued)

3    Acquisitions and disposals (continued)

Industrial & automotive engineering:
On June 25, 1999, Tomkins acquired ACD Tridon Inc. for cash consideration of £23.5 million. The fair value of the net assets on acquisition was £41.5 million, excluding debt of £45.2 million. A reduction in the purchase consideration of £3.3 million was agreed and received after the year-end. Goodwill of £26.1 million arose after acquisition costs of £2.2 million. Certain elements of the ACD Tridon business have been integrated with Tomkins’ existing businesses. As a result, the individual results of the acquired company are not separately identifiable.

On November 10, 1999, Tomkins acquired the shares in Gates India held by the minority shareholder for cash consideration of £0.8 million. Goodwill of £0.9 million arose on the transaction.

Construction components:
On December 30, 1999, Tomkins acquired the assets of Hart & Cooley for a cash consideration of £197.0 million. The fair value of assets on acquisition was £56.2 million, excluding net debt of £0.5 million. After costs of £1.5 million, goodwill of £142.8 million arose on the acquisition.

On January 9, 2000, Tomkins acquired Air Diffusion Limited and the business of Actionair for cash consideration of £8.0 million and inherited debt of £2.8 million. Net assets of £5.3 million (excluding net debt) were acquired resulting in goodwill of £6.0 million after costs of £0.5 million.

Food manufacturing:
On May 28, 1999, Tomkins acquired the trademarks and certain assets of Frank Cooper for cash consideration of £3.5 million. The fair value of the assets acquired was £0.1 million. Goodwill of £3.4 million arose on the acquisition.

On August 9, 1999, Tomkins acquired Haydens Bakeries Limited for a consideration of £3.5 million of which £0.5 million was paid in cash and £3.0 million was met by the issue of loan notes. The estimated fair value of net assets on the acquisition was £2.4 million, excluding net debt of £1.7 million. Goodwill of £2.8 million arose on the acquisition.

Disposals during period ended April 29,2000
Construction components:
Shipham and Company Limited and The Premier Screw & Repetition Company Limited were sold on April 17, 2000 and April 27, 2000 respectively for a total consideration of £2.6 million. £2.2 million of goodwill, previously written off to reserves, was written off to the income statement resulting in a loss on sale of £6.3 million.

Deferred consideration of £1.8 million, relating to disposals made in the prior years was received during the year.

Fair value of assets and liabilities acquired
The fair value of assets and liabilities of the subsidiaries acquired during the period ended April 30, 2001 was not material. The fair value the of assets and liabilities of the subsidiaries acquired during the years ended April 30, 2002 and April 29, 2000 were as follows:

	2002 £ million	2000 £ million
Property, plant & equipment	15.5	71.5
Inventory	8.1	38.3
Receivables	10.2	56.0
Payables	(7.6)	(58.9)
Tax	(0.1)	(2.8)
Deferred tax	-	7.4
Provisions	-	(6.0)
Net debt	(1.2)	(50.2)
Minority interest	-	(0.1)

	24.9	47.6
Goodwill – capitalized	6.3	182.0

Consideration	31.2	237.2

Tomkins PLC

Notes to the consolidated financial statements (continued)

3    Acquisitions and disposals (continued)

Details of all acquisitions during fiscal 2000, including the fair value adjustments made to the assets and liabilities acquired, are set out below:

	Book value	Accounting policy alignment		Fair value Adjustments		Fair value to the group
	£ million	£ million		£ million		£ million
Intangible fixed assets	21.6	-		(21.6	)(c)	-
Property, plant & equipment	72.5	(5.1	)(a)	4.1	(d)	71.5
Associated undertakings	0.9	-		(0.9	)(e)	-
Inventory	43.1	(4.8	)(b)	-		38.3
Receivables	59.8	-		(3.8	)(f)	56.0
Payables	(56.6)	-		(2.3	)(g)	(58.9)
Provisions	(6.0)	-		-		(6.0)
Tax	(0.6)	-		(2.2	)(h)	(2.8)
Deferred tax	5.7	-		1.7	(i)	7.4
Net overdrafts	(6.3)	-		-		(6.3)
Other net debt	(43.9)	-		-		(43.9)
Minority interest	(0.1)	-		-		(0.1)

Net assets	90.1	(9.9)		(25.0)		55.2

Goodwill – capitalized						182.0
Consideration
– satisfied by cash				237.5
– loan notes				3.0
– receivable from vendors				(3.3)

						237.2

Acquisition costs included in the consideration are £4.2 million.

Notes:
(a)    Alignment of depreciation and capitalization policies.
(b)    Alignment of inventory carrying values and provisional policies.
(c)    Write off of intangible assets.
(d)    Revaluation of fixed assets (£8.2 million) and write off of obsolete assets (£4.1 million). ACD Tridon land and buildings were adjusted to open market value. The valuation was undertaken by an independent qualified firm of valuers, and was assessed on an existing use or open market value basis. Hart & Cooley fixed assets were adjusted to the directors’ best estimate of open market value.

(e)   Write off due to lack of significant influence over operational and financial policies.
(f)    Write off of deferred costs.
(g)   Liabilities on onerous contracts.
(h)   Unprovided current tax.
(i)    Deferred tax on fair value adjustments.

The loss after tax of ACD Tridon for the year ended July 31, 1998 was £0.1 million and for the period from August 1, 1998 to June 24, 1999 was a loss of £11.2 million. The profit after tax of Hayden’s Bakeries for the year ended October 31, 1998 was £0.1 million and for the period from November 1, 1998 to August 8, 1999 was a loss of £0.1 million. The profit after tax of Hart & Cooley for the year ended December 31, 1999 was £8.3 million. The profit after tax of Air Diffusion for the year ended December 31, 1999 was £0.2 million. The loss after tax of Actionair for the year ended March 27, 1999 was £0.4 million and for the period March 28, 1999 to January 8, 2000 was a profit of £0.3 million.

Excluding ACD Tridon, the subsidiary undertakings acquired during the year contributed £9.7 million to the group’s net operating cash flows, paid £nil in respect of tax, paid £0.7 million in respect of net capital expenditure, contributed £nil in respect of management of liquid resources and contributed £22.4 million in respect of net financing.

13

Tomkins PLC

Notes to the consolidated financial statements (continued)

3    Acquisitions and disposals (continued)

Disposals
The total net assets disposed of in fiscal 2002, the aggregate consideration and loss on sale are set out below:

Total net assets sold:	Total £ million
Tangible fixed assets	24.4
Investments	(0.2)
Inventory	26.0
Receivables	9.1
Payables	(14.2)
Provisions	(1.4)
Tax	(1.3)
Deferred tax	(0.4)
Net cash	39.6
Collateralized cash	3.6

Net assets	85.2
Goodwill – provision for impairment at April 30, 2001	42.2
Goodwill	9.3

136.7

Aggregate consideration:
Cash	(51.2)
Deferred consideration	(20.8)
Costs	3.8

(68.2)

Loss on disposal	68.5
Provision made in 2001	(66.0)

Loss charged in the year	2.5

Tomkins PLC

Notes to the consolidated financial statements (continued)

3    Acquisitions and disposals (continued)

The total net assets disposed of in fiscal 2001, the aggregate consideration and loss on sale are set out below:

	Food Manufacturing £ million	Professional Garden & Leisure Products £ million	Engineered & Construction Components £ million	Total £ million
Total net assets sold:
Intangible assets	10.4	-	-	10.4
Tangible fixed assets	545.6	52.5	2.3	600.4
Investments	4.2	-	-	4.2
Inventory	135.7	91.7	0.9	228.3
Receivables	262.7	69.6	2.3	334.6
Payables	(295.6)	(48.3)	(1.2)	(345.1)
Provisions	-	(30.8)	-	(30.8)
Tax	(80.4)	(1.2)	(0.1)	(81.7)
Deferred tax	(51.1)	13.9	(0.3)	(37.5)
Net cash	73.0	0.2	-	73.2
Other net debt	(19.8)	0.9	-	(18.9)
Minority interest	(0.3)	-	-	(0.3)

Net assets	584.4	148.5	3.9	736.8
Goodwill – provision for impairment at April 29, 2000	171.4	-	-	171.4
Goodwill	657.3	73.9	1.0	732.2

	1,413.1	222.4	4.9	1,640.4

Aggregate consideration:
Cash	(1,233.7)	(139.5)	(3.1)	(1,376.3)
Deferred consideration	-	(8.8)	-	(8.8)
Costs	37.4	2.1	-	39.5

	(1,196.3)	(146.2)	(3.1)	(1,345.6)

Loss on disposal	216.8	76.2	1.8	294.8
Provision made in 2000	(215.0)	-	-	(215.0)

Loss charged in the year	1.8	76.2	1.8	79.8

The discontinued operations contributed £55.6 million to the group’s operating cash flows, paid £0.3 million in respect of net returns on investments and servicing of finance, paid £8.8 million in respect of tax, paid £17.0 million in respect of net capital expenditure, contributed £2.1 million in respect of management of liquid resources and paid £67.1 million in respect of net financing.

Tomkins PLC

Notes to the consolidated financial statements (continued)

3    Acquisitions and disposals (continued)

The total net assets disposed of in fiscal 2000, the aggregate consideration and loss on sale are set out below:

	£ million	£ million
Aggregate consideration:
Cash		1.8
Deferred consideration		0.8

		2.6
Total net assets sold:
Property, plant & equipment	3.8
Inventory	2.4
Receivables	2.6
Payables	(1.8)
Tax	0.2
Deferred tax	(0.5)

		(6.7)
Goodwill		(2.2)

Loss on disposals		(6.3)

The results or cash flows of the companies to the dates of their disposal have not had a material impact on the results of the group and have not been separately identified.

Disposal of business to be discontinued:
As a result of the agreements signed relating to the sale of the Food manufacturing business segment a provision of £171.4 million for the impairment of goodwill was charged to the income statement. In addition, a provision of £25.0 million was made for pension payments arising as a result of the transaction and £18.6 million was provided for other related disposal costs.

4    Operating exceptional items

	2002 £ million	2001 £ million	2000 £ million
Operating income is after (charging)/crediting the following operating exceptional items:

Industrial & Automotive:
Settlement of action against Bando Chemical Industries of Japan		18.7	-
Restructuring costs	(26.1)	(9.4)	-

Central costs:
Strategic review costs	-	(5.9)	-

Total before tax	(26.1)	3.4	-
Tax attributable	6.2	(1.5)	-

Total after tax	(19.9)	1.9	-

The restructuring costs of £26.1 million primarily relate to the closure of the Wiper Systems facility in Dunstable and the rationalization of manufacturing capacity in North America. In 2001 costs of £9.4 million related to the relocation of certain production from the Industrial & Automotive facility in Belgium to a new plant in Eastern Europe. Operating income cash flows include £5.1 million (2001 – £4.0 million) outflow in respect of the above restructuring costs.

Tomkins PLC

Notes to the consolidated financial statements (continued)

4    Operating exceptional items (continued)

In January 1992, Gates filed an action, alleging copyright infringement, misappropriation of trade secrets and unfair competition against Bando Chemical Industries of Japan, as well as certain individual defendants. A settlement was agreed during the year ended April 30, 2001, resulting in an award in favor of the group of $41.8 million (£29.1 million) including interest of $5.8 million (£4.1 million). The funds were received in May and June 2001. Tomkins has agreed to issue further redeemable convertible cumulative preference shares to the former shareholders of Gates, equal to 80 percent of the proceeds (net of costs of litigation since December 1995 and after tax) of the action. Provision has been made for the issue of redeemable convertible cumulative preference shares with a nominal value $9.0 million (£6.3 million) to the former shareholders of Gates. Of the balance of $32.8 million (£22.8 million), $27.0 million (£18.7 million) has been credited to operating income and $5.8 million (£4.1 million) to interest.

The restructuring costs of £9.4 million relate to the relocation of certain production from the Industrial & Automotive facility in Belgium to a new plant in Eastern Europe.

In the year ended April 30, 2001, costs of £5.9 million were incurred on a strategic review of the Group. Operating cash flows include £1.8 million (2001 – £4.1 million) outflow in respect of these costs.

5    Segment information

(a) Analysis by business segment

	2002 £ million	2001 £ million	2000 £ million
Net sales
Air Systems Components	516.4	487.9	321.6
Engineered & Construction Products	871.5	878.9	918.8
Industrial & Automotive	1,985.9	1,968.3	1,921.3
Food Manufacturing	-	562.1	1,898.6
Professional, Garden & Leisure Products	-	208.3	580.1

	3,373.8	4,105.5	5,640.4

Operating income *
Air Systems Components	53.8	55.3	42.4
Engineered & Construction Products	77.8	85.4	120.4
Industrial & Automotive	146.9	191.8	200.8
Food Manufacturing	-	26.0	162.0
Professional, Garden & Leisure Products	-	(14.5)	22.4
Central costs	(12.6)	(24.0)	(21.3)

	265.9	320.0	526.0
Goodwill amortization	(10.5)	(9.5)	(4.7)

	255.4	310.5	521.3

There were no material sales or transfers between segments in any period.

The segmental presentation has been adjusted to provide a more meaningful analysis of operations and to identify corporate costs separately from the business activities.

*Operating income includes the group’s share of the income from associates and is before goodwill amortization. The split of the income from associates analyzed by class of business is Air Systems Components £nil (2001 – £nil, 2000 – £nil), Engineered & Construction Products £nil (2001 – loss of £0.3 million, 2000 – £0.3 million), Industrial & Automotive loss of £0.7 million (2001 – £0.3 million, 2000 – £0.6 million), Food Manufacturing £nil (2001 – £0.3 million, 2000 –  £1.0 million) and Professional, Garden & Leisure Products loss £nil (2001 - £(0.2) million, 2000 – £nil). The split of the goodwill amortization charged for the year, analyzed by class of business is Air Systems Components £8.6 million (2001 – £7.6 million, 2000 – £2.5 million), Engineered & Construction Products £0.4 million (2001 – £0.4 million, 2000 – £0.4 million), Industrial & Automotive £1.5 million (2001 – £1.3 million, 2000 – £1.6 million), Food Manufacturing £nil (2001 –  £0.2 million, 2000 – £0.5 million) and Professional, Garden & Leisure Products £nil (2001 – £nil, 2000 – £nil).

Comparative figures for goodwill amortization have been restated. See accounting policies.

Details of businesses acquired and disposed of by segment are disclosed in Note 3.

Tomkins PLC

Notes to the consolidated financial statements (continued)

5    Segment information (continued)

(a) Analysis by business segment (continued)	2002 £ million	2001 £ million	2000 £ million
Identifiable assets
Air Systems Components	217.3	211.1	197.9
Engineered & Construction Products	351.3	376.9	362.1
Industrial & Automotive	1,324.2	1,420.9	1,277.3
Food Manufacturing	-	-	913.3
Professional, Garden & Leisure Products	-	36.1	404.6
Central costs	18.3	28.8	39.4

	1,911.1	2,073.8	3,194.6

Capital expenditure
Air Systems Components	16.1	12.4	9.8
Engineered & Construction Products	16.3	20.7	38.3
Industrial & Automotive	98.4	104.6	87.8
Food Manufacturing	-	16.2	103.1
Professional, Garden & Leisure Products	-	3.0	6.4
Central costs	0.1	0.2	1.5

	130.9	157.1	246.9

Depreciation
Air Systems Components	18.5	13.9	9.1
Engineered & Construction Products	25.3	23.0	20.0
Industrial & Automotive	86.8	78.9	80.2
Food Manufacturing	-	24.7	69.8
Professional, Garden & Leisure Products	-	7.3	16.9
Central costs	(1.3)	(0.6)	1.7

	129.3	147.2	197.7

(b) Analysis by geographical origin

Net sales
United States of America**	2,380.5	2,498.1	2,884.3
United Kingdom	237.7	787.4	1,908.6
Rest of Europe	290.3	309.8	341.0
Rest of the World	465.3	510.2	506.5

	3,373.8	4,105.5	5,640.4

Operating income*
United States of America**	225.6	237.1	291.8
United Kingdom	(7.6)	28.4	167.5
Rest of Europe	5.3	13.1	15.9
Rest of the World	42.6	41.4	50.8

	265.9	320.0	526.0
Goodwill amortization	(10.5)	(9.5)	(4.7)

	255.4	310.5	521.3

Identifiable assets
United States of America**	1,232.8	1,319.9	1,647.2
United Kingdom	181.4	233.3	1,043.2
Rest of Europe	199.2	201.6	202.3
Rest of the World	297.7	319.0	301.9

	1,911.1	2,073.8	3,194.6

*   Operating income includes the group’s share of the income from associates and is before goodwill amortization.
** Translated at the weighted average weekly rate of £1 = $1.4330 (2001 – hedged rate of £1 = $1.59; 2000 – hedged rate of £1 = $1.61).

Tomkins PLC

Notes to the consolidated financial statements (continued)

5    Segment information (continued)

(b) Analysis by geographical origin (continued)	2002	2001	2000
	£ million	£ million	£ million
Capital expenditure
United States of America**	71.3	75.6	96.1
United Kingdom	13.4	25.7	110.2
Rest of Europe	25.6	24.6	15.8
Rest of the World	20.6	31.2	24.8

	130.9	157.1	246.9

Depreciation
United States of America**	90.9	86.0	85.4
United Kingdom	10.5	36.9	78.6
Rest of Europe	8.9	6.6	18.4
Rest of the World	19.0	17.7	15.3

	129.3	147.2	197.7

(c) Analysis by geographical destination

Net sales
United States of America**	2,332.7	2,464.0	2,845.4
United Kingdom	169.1	692.8	1,761.1
Rest of Europe	333.1	384.1	471.8
Rest of the World	538.9	564.6	562.1

	3,373.8	4,105.5	5,640.4

*	Operating income includes the group’s share of the income from associates and is before goodwill amortization.
**	Translated at the weighted average weekly rate of £1 = $1.4330 (2001 – hedged rate of £1 = $1.59; 2000 – hedged rate of £1 = $1.61).

6    Taxes on income

Tax on profit on ordinary activities

Analysis of charge for the year	2002	2001 (restated)	2000 (restated)
	£ million	£ million	£ million
Current tax:
U.K. Corporation tax on profits for the year	17.8	22.5	60.0
Prior year adjustments	(8.6)	1.8	(23.4)

Total U.K. Corporation tax	9.2	24.3	36.6
Overseas tax on profit for the year	75.9	65.0	106.3
Prior year adjustments	(7.1)	(1.7)	8.4

Total overseas tax	68.8	63.3	114.7
Total current tax	78.0	87.6	151.3

Deferred tax:
Timing differences originating in the year	(1.5)	(0.7)	(4.9)
Deferred tax asset recognized in the year	(10.8)	-	(10.7)
Prior year adjustments	5.5	-	5.5

Total deferred tax	(6.8)	(0.7)	(10.1)
Associate income tax	0.3	-	0.5

Tax on profit of ordinary activities	71.5	86.9	141.7

The tax charge on exceptional profits is £2.8 million (2001 – £nil; 2000 – £nil).

Tomkins PLC

Notes to the consolidated financial statements (continued)

6    Taxes on income (continued)

Factors affecting the tax charge for the year

	2002	2001 (restated)	2000 (restated)
	£ million	£ million	£ million
Profit on ordinary activities before tax	264.4	144.0	252.3

Tax at the standard rate of corporation tax in the UK of 30% (2001 – 30%; 2000 – 30%)	79.3	43.2	75.7
Effect of:
Permanent differences	4.3	(6.2)	1.5
Non deductible exceptional items	1.5	43.8	66.4
Timing differences originating in the year	1.5	0.7	4.9
Higher tax rates on overseas earnings	7.1	6.0	17.8
Adjustments to current tax charge in respect of prior years	(15.7)	0.1	(15.0)

Current tax charge for the year	78.0	87.6	151.3

Comparative figures have been restated. See note 1, accounting policies.

Provision for deferred tax

	2002	2001 (restated)
	£ million	£ million
The deferred tax balance comprises:
Excess of tax depreciation over book depreciation	54.4	43.7
Other timing differences	(94.4)	(77.0)

Net deferred tax asset	(40.0)	(33.3)

The balance is made up of:
Deferred tax asset	(49.3)	(43.3)
Deferred tax liability	9.3	10.0

	(40.0)	(33.3)

		2002
		£ million
The movements in the net deferred tax asset were as follows
Balance at April 30, 2001		(33.3)
Foreign exchange translation		0.4
Charge for the year (see above)		(6.8)
Disposals		(0.3)

Balance at April 30, 2002		(40.0)

Factors that may affect future tax charges
There are other deferred tax assets in relation to capital losses carried forward of £61.8 million (2001 – £22.4 million) and other losses carried forward and other timing differences of £35.9 million (2001 – £38.1 million), totaling £97.7 million (2001 – £60.5 million), that have not been recognized on the basis that their future economic benefit is uncertain. These assets will be recognized when it is regarded as more likely than not that they will be recovered.

Tomkins PLC

Notes to the consolidated financial statements (continued)

7    Dividends

	2002 £ million	2001 £ million	2000 £ million
Ordinary dividends
Interim dividend	35.5	37.4	43.7
Final dividend	57.1	57.9	122.1

	92.6	95.3	165.8

Preference dividends
Convertible cumulative	20.4	19.7	18.0
Redeemable convertible cumulative	18.9	17.9	16.4

	39.3	37.6	34.4

Total dividends	131.9	132.9	200.2

Dividend per Ordinary Share
Interim dividend	4.60p	4.60p	4.60p
Final dividend	7.40p	7.40p	12.85p

	12.00p	12.00p	17.45p

The final dividend for the year ended April 30, 2002, was approved by the shareholders on September 6, 2002 and paid on October 7, 2002.

8    Income per Ordinary Share

	2002 £ million	2001 £ million	2000 £ million
Basic
Net income	187.5	53.3	105.1
Preference dividend	(39.3)	(37.6)	(34.4)

Net income attributable to Ordinary Shareholders	148.2	15.7	70.7

Weighted average number of shares (000s)	773,464	857,686	947,774

Income per share	19.16p	1.83p	7.46p

Diluted
Net income	187.5	53.3	105.1
Preference dividend	(39.3)	(37.6)	(34.4)

	148.2	15.7	70.7

Weighted average number of shares, basic (000s)	773,464	857,686	947,774
Options (000s)	553	26	2,019
Convertible preference shares (000s)	224,338	-	-

Weighted average number of shares, diluted (000s)	998,355	857,712	949,793

Income per share	18.78p	1.83p	11.07p

Income per Ordinary Share is calculated in accordance with FRS14.

In fiscal 2001 and 2000, the preference shares are anti-dilutive and therefore have been excluded from the calculation.

Tomkins PLC

Notes to the consolidated financial statements (continued)

9    Reconciliation of operating income to operating cash flows

	2002	2001	2000
	£ million	£ million	£ million
Operating income	256.1	310.4	519.4
Depreciation (net of capital government grants)	130.1	145.7	197.9
Loss/(profit) on sale of property, plant & equipment	(1.0)	1.1	(1.0)
Amortization of goodwill	10.5	9.5	4.7
Amortization of long term loyalty plan shares	0.8	1.0	1.3
Post retirement benefits	(1.1)	(0.4)	(5.6)
Other provisions	20.0	(1.2)	(0.2)
Decrease/(increase) in inventories	33.1	28.6	(64.4)
Decrease/(increase) in receivables	74.1	66.1	(73.2)
Decrease in payables	(30.5)	(172.6)	(0.9)

Net cash inflow from operating activities	492.1	388.2	578.0

10    Analysis of cash flows for headings netted in the consolidated cash flow statement

	2002	2001	2000
	£ million	£ million	£ million
Returns on investments & servicing of finance:
Interest received	53.1	71.6	69.8
Interest paid	(43.7)	(94.2)	(108.9)
Interest element of capital lease rental payments	(1.5)	(1.8)	(2.1)
Preference dividends paid	(39.1)	(37.8)	(34.4)
Investment by minority shareholder	5.0	0.9	1.5
Dividend paid to subsidiary company minority shareholder	(8.2)	(3.3)	(3.1)

Net cash outflow from returns on investments & servicing of finance	(34.4)	(64.6)	(77.2)

Tax paid:
Tax paid	(67.2)	(103.9)	(129.0)
Tax received	24.0	20.0	66.1

Net cash outflow from tax paid	(43.2)	(83.9)	(62.9)

Capital expenditure:
Purchase of property, plant & equipment	(130.9)	(157.1)	(246.9)
Sale of property, plant & equipment	19.7	18.2	18.0

Net cash outflow from capital expenditure	(111.2)	(138.9)	(228.9)

Financial investment:
Purchase of fixed asset investments	-	(0.1)	(0.2)

Acquisitions & disposals:
Purchase of subsidiary undertakings	(28.8)	(5.5)	(237.5)
Net overdrafts with subsidiary undertakings	(1.2)	-	(6.3)
Purchase of associated undertakings	-	(0.6)	(0.9)
Sale of subsidiary undertakings	47.4	1,337.8	3.6
Net cash disposed with subsidiary undertakings	(39.6)	(73.2)	-

Net cash inflow/(outflow) from acquisitions & disposals	(22.2)	1,258.5	(241.1)

Tomkins PLC

Notes to the consolidated financial statements (continued)

10    Analysis of cash flows for headings netted in the consolidated cash flow statement (continued)

Financing:
Share issues (net of costs)	1.0	2.8	4.3
Buy back of own shares	(19.9)	(340.9)	(6.3)
Mark to market of hedging instruments	(4.4)	(104.3)	(21.0)
Debt due within one year:
Decrease in short term borrowings	(139.4)	(60.8)	(687.8)
Additional bank loans	2.9	3.9	58.1
Repayment of other loans	(2.1)	(2.6)	(37.0)
Debt due after more than one year:
Additional bank loans	150.7	-	1,103.1
Repayment of bank and other loans	(172.9)	(783.3)	(153.3)
Capital element of capital lease rental payments	(3.7)	(0.5)	(6.1)
Cash flow (decreasing)/increasing debt and lease financing	(164.5)	(843.3)	277.0

Net cash (outflow)/inflow from financing	(187.8)	(1,285.7)	254.0

Management of liquid resources:
Decrease/(increase) in cash deposits	11.5	(29.0)	(24.7)
Decrease/(increase) in collateralized cash	3.5	1.6	(0.2)

Cash flow decreasing/(increasing) cash on deposit and collateralized cash	15.0	(27.4)	(24.9)

11    Analysis of net debt

	April 30, 2002 £ million	Cash flow £ million	Disposals (exc. Cash & overdrafts) £ million	Other non- cash changes £ million	Exchange movement £ million	April 30, 2001 £ million
Cash on demand	134.1	13.3	-	-	(2.1)	122.9
Overdrafts	(37.9)	2.5	-	-	0.8	(41.2)

	96.2	15.8	-	-	(1.3)	81.7
Debt due after more than one year	(166.6)	22.2	-	140.2	(0.3)	(328.7)
Debt due within one year	(22.3)	138.6	-	(140.2)	0.8	(21.5)
Capital leases	(20.0)	3.7	-	-	0.3	(24.0)

	(208.9)	164.5	-	-	(0.8)	(374.2)
Cash on deposit	261.8	(11.5)	-	-	(4.2)	277.5
Collateralized cash	1.7	(3.5)	(3.6)	-	-	8.8

	263.5	(15.0)	-	-	(4.2)	286.3

Net debt	150.8	165.3	(3.6)	-	(4.7)	(6.2)

12    Goodwill

	2002 £ million	2001 £ million
Cost	210.5	207.1
Amortization	(25.4)	(14.9)

	185.1	192.2

Tomkins PLC

Notes to the consolidated financial statements (continued)

13    Property, plant and equipment

	2002 £ million	2001 £ million
Cost
Freehold land and buildings	484.8	525.5
Long leasehold property	6.5	6.5
Short leasehold property	10.3	11.6
Plant and equipment	1,471.2	1,496.8

	1,972.8	2,040.4
Less: accumulated depreciation	(1,108.5)	(1,137.4)

	864.3	903.0

The net book value of property, plant & equipment includes £21.9 million (2001 – £25.8 million) in respect of assets held under capital leases.

Freehold land amounting to £57.7 million (2001 – £66.1 million) is not depreciated. Total property, plant & equipment include assets under construction of £62.0 million (2001 – £77.7 million), which are also not depreciated.

14    Investments

The investments represent:

	Associated companies		Own shares		Listed investments
	2002 £ million	2001 £ million	2002 £ million	2001 £ million	2002 £ million	2001 £ million
Beginning of year	8.7	12.5	1.4	2.3	2.1	2.2
Foreign exchange translation	(0.4)	0.2	-	0.1	(0.1)	(0.2)
Additions	-	0.6	-	-	-	0.1
Share of profit in excess of distribution	(1.8)	(0.4)	-	-	-	-
Amortization	-	-	(0.8)	(1.0)	-	-
Subsidiaries disposed	0.2	(4.2)	-	-	-	-

End of year	6.7	8.7	0.6	1.4	2.0	2.1

The own shares represent the cost, less amortization, of 1,464,285 (2001 –  2,027,522) Ordinary Shares of 5p each acquired by the Trustees of the Tomkins Employee Share Trust, in the open market. The shares have been acquired to meet the requirements of The Tomkins Restricted Share Plan, The Tomkins Share Matching Scheme, The Long Term Loyalty Plan and stock appreciation rights. The market value of the shares at April 30, 2002 was £3.9 million (2001 – £3.2 million). The dividends relating to the shares have not been waived and are paid to the participants in the relevant schemes.

The market value of the listed investments at April 30, 2002 was £2.2 million (2001 – £2.0 million).

15    Inventory

	2002 £ million	2001 £ million
Raw materials and consumables	130.9	146.0
Work in progress	72.4	85.6
Finished goods and goods held for resale	209.7	241.9

	413.0	473.5

Tomkins PLC

Notes to the consolidated financial statements (continued)

16    Accounts receivable and prepayments

	2002	2001
	£ million	£ million
Trade accounts	511.6	539.4
Less: Allowance for doubtful accounts	(12.1)	(13.9)
Prepayments and accrued income	56.0	63.9
Other receivables	141.6	195.0

	697.1	784.4

17 Accounts payable: amounts falling due within one year

	2002	2001
	£ million	£ million
Current portion of long-term debt	60.2	62.7
Trade payables	236.9	270.8
Income taxes	287.9	272.0
Accruals and deferred income	136.7	152.0
Capital leases	4.0	3.8
Dividends proposed and accrued	65.2	65.8
Other accounts payable	98.2	106.4

	889.1	933.5

18 Accounts payable: amounts falling due after more than one year

	2002	2001
	£ million	£ million
Long-term debt, less current portion	166.6	328.7
Capital leases	16.0	20.2
Other liabilities	72.7	76.9

	255.3	425.8

19 Long-term debt

The following is a summary of the Company’s long-term debt:

	2002	2001
	£ million	£ million
Unsecured loans
Bank loans & overdrafts	57.1	373.8
Unsecured loan notes, 2002 to 2012, 3.36% to 4.80%	1.8	3.9
Other unsecured loans, 2002 to 2011, interest free to 8.00%	150.9	0.3

Secured loans
Bank loans	3.5	2.5
Industrial development bonds, 2010, 3.41% to 3.45%	10.7	10.9
Other secured loans, 2021, 1.25% to 1.85%	2.8	-

	226.8	391.4
Less: Current portion	(60.2)	(62.7)

	166.6	328.7

Tomkins PLC

Notes to the consolidated financial statements (continued)

19    Long-term debt (continued)

Maturities of long-term debt are as follows:

£ million
Fiscal year ending
2003	60.2
2004	2.3
2005	0.7
2006	-
2007	0.1
Thereafter	163.5

226.8

The security for the £17.0 million secured loans (2001 – £13.4 million) consists of £16.3 million fixed assets (2001 – £13.1 million) and £0.7 million trade receivables (2001 – £0.3 million).

20    Provisions for liabilities & charges

	Post-retirement benefits £ million	Other provisions £ million	Deferred tax £ million	Total £ million
At April 30, 2001	209.8	67.7	127.9	405.4
Prior year adjustment (see accounting policies)	-	-	(117.9)	(117.9)

As restated	209.8	67.7	10.0	287.5
Foreign exchange translation	(3.1)	(0.3)	(0.4)	(3.8)
Charge for the year	14.8	28.5	0.1	43.4
Subsidiaries disposed	(0.3)	(1.1)	(0.4)	(1.8)
Utilized during the year	(15.9)	(30.2)	-	(46.1)

At April 30, 2002	205.3	64.6	9.3	279.2

Post-retirement benefits other than pensions:
Other post-retirement benefits, mainly healthcare, are provided by certain U.S. subsidiaries to current and former employees. The cost relating to the benefits is assessed in accordance with the advice of qualified actuaries and the provision in the accounts for the accrued cost of the benefits at April 30, 2002 is based on an actuarial valuation at that date. The assumption which has the most significant effect on the cost relating to the benefits is the weighted average annual rate of increase in the per capita cost of health care benefits of approximately 6.9%.

Other provisions:
Other provisions include provisions for disposals and warranties. Provision is made for warranty claims on various products depending on specific market expectations and the type of product. The period of warranty can extend indefinitely, however, the majority of relevant sales have warranty periods of two years. Provision has been made for warranties based on actual and anticipated claims.

Deferred tax provision:
For details of the balance see Note 6.

Provision has not been made for tax which would arise in the event of distributions being made out of residual profits of overseas subsidiaries unless such distributions are anticipated; there is no other unprovided deferred tax.

Tomkins PLC

Notes to the consolidated financial statements (continued)

21    Share capital

	Authorized		Issued and fully paid
	2002	2001	2002	2001
	£ million	£ million	£ million	£ million
Ordinary Shares of 5p each	79.2	79.2	38.6	39.1
Convertible Cumulative Preference Shares of US$50 each	696.0	696.0	337.2	337.2
Redeemable Convertible Cumulative Preference shares of US$50 each	1,260.0	1,260.0	426.8	426.7

	2,035.2	2,035.2	802.6	803.0

During the year 11,233,444 ordinary shares of 5p each, representing 1.4% of the issued ordinary share capital, were purchased by the Company in the market at a net cost of £19,504,486 for cancellation. Stamp duty, commission and levies of £136,607 were incurred on the share repurchases. There were costs unpaid of £271,599 at April 30, 2001.

During the year 403,344 and 5,583 ordinary shares of 5p each were allotted pursuant to options exercised under the executive share option schemes and savings related share option schemes respectively, for total consideration of £982,372.

None of the U.S. dollar denominated 5.560% voting convertible cumulative preference shares of US$50 each (the “perpetual convertible shares”) were converted into ordinary shares of 5p each during the year. The perpetual convertible shares were issued on terms that they could be converted at any time, at the shareholder’s option, into fully paid ordinary shares of 5p each of the Company on the basis of 9.77 ordinary shares of 5p each for every perpetual convertible share so converted. The Company has the option, at any time when the total amount of perpetual convertible shares issued and outstanding is less than 10% of the amount originally issued and in any event on or after July 29, 2006 to redeem, in the first case, all but not some only and, in the second case, all or any of the perpetual convertible shares which remain issued and outstanding at that time.

As part of the settlement of the action against Bando Chemical Industries of Japan (see Note 4), during the year 179,805 U.S. dollar denominated 4.344% voting redeemable convertible cumulative preference shares of US$50 each (the “redeemable convertible shares”) were issued for a nominal value of US$8,990,250 (£6,329,441). During the year 33 redeemable convertible shares were converted into 322 ordinary shares of 5p each. The redeemable convertible shares were issued on terms that they could be converted at any time, at the shareholder’s option, into fully paid ordinary shares of 5p each in the Company on the basis of 9.77 ordinary shares of 5p each for every redeemable convertible share so converted. The Company will be required to redeem all of the redeemable convertible shares which remain issued and outstanding on July 29, 2006.

At the date of issue the conversion terms of the perpetual convertible shares and the redeemable convertible shares were equivalent to an ordinary share price of 334p.

On a return of assets on liquidation or otherwise (other than on redemption or repurchase of shares) the assets of the Company available to shareholders will be applied first in repaying the capital paid up or credited as paid up thereon together with all arrears and accruals of dividend to the holders of the perpetual convertible shares, the redeemable convertible shares and any other classes of shares ranking pari passu with the perpetual convertible shares and the redeemable convertible shares as to capital.

Until such time as the shares are converted or redeemed the holders of the perpetual convertible shares and of the redeemable convertible shares have a right to receive dividends at an annual rate of 5.560% and 4.344% respectively in preference to the holders of the ordinary shares.

The holders of the perpetual convertible shares and the redeemable convertible shares are entitled to vote at a general meeting of the Company where, on a show of hands, each holder will have one vote and, on a poll, each holder will have one vote in respect of every seven fully paid ordinary shares to which the holder would be entitled on the full exercise of his conversion rights except if two or more consecutive quarterly dividends are in arrears whereupon, on a poll, each holder shall have one vote in respect of every fully paid ordinary share to which the holder would be entitled on the full exercise of his conversion rights; such voting rights to continue until such time as any arrears of dividends as described above have been paid in full.

Tomkins PLC

Notes to the consolidated financial statements (continued)

21    Share capital (continued)

Options in existence at the end of the year over Ordinary Shares of 5p each were:

		Number of shares
Date of grant	Subscription price	2002	2001

Executive share option schemes:

November 8, 1991	188.57p	-	29,039
February 17, 1992	204.70p	-	5,012
July 21, 1992	203.32p	-	28,194
August 12, 1992	186.72p	79,913	79,913
March 3, 1993	262.00p	41,646	144,146
July 14, 1993	219.00p	10,000	26,000
February 9, 1994	259.00p	30,000	97,500
July 27, 1994	226.00p	120,000	120,000
May 9, 1995	242.00p	785,000	2,081,200
February 26, 1996	268.00p	275,000	529,000
April 11, 1996	259.00p	400,000	400,000
July 31, 1996	249.00p	632,000	1,028,000
August 12, 1997	330.00p	600,000	699,000
February 10, 1998	330.00p	1,408,500	2,869,500
August 6, 1998	293.50p	558,000	558,000
February 3, 1999	247.50p	1,879,000	1,906,000
August 20, 1999	275.25p	100,000	100,000
November 8, 1999	215.00p	399,000	399,000
January 19, 2001	171.00p	329,000	329,000
February 19, 2001	170.50p	2,686,000	2,727,000
September 20, 2001	150.00p	76,666	-
February 11, 2002	197.00p	2,538,072	-
February 11, 2002	276.00p	1,522,842	-
February 11, 2002	345.00p	1,015,228	-
February 11, 2002	197.00p	1,522,842	-
February 12, 2002	202.57p	70,754	-

		17,079,463	14,155,504

		Number of shares
Date of grant	Subscription price	2002	2001

Savings related share option schemes:

March 12, 1996	220.00p	-	230,090
March 10, 1997	232.40p	469,153	550,790
March 12, 1998	266.20p	285,574	368,819
March 24, 1999	187.60p	759,403	1,028,176

		1,514,130	2,177,875

Tomkins PLC

Notes to the consolidated financial statements (continued)

21    Share capital (continued)

At April 30, 2002, 240 participants (2001 – 326) held options under the Company’s executive share option schemes and 683 participants (2001 – 981) held options under the savings related share option scheme. Options are exercisable between May 1, 2002 and February 11, 2012 under the executive share option schemes and between May 1, 2002 and October 31, 2004 under the savings related share option scheme.

Following is a summary of the movements in the number of shares subject to options during the last three fiscal years.

Number of shares
Balance Outstanding at May 1, 1999	42,692,606
– Granted	914,000
– Exercised	(2,041,662)
– Canceled	(6,240,762)

Balance Outstanding at April 29, 2000	35,324,182
– Granted	3,056,000
– Exercised	(1,556,582)
– Canceled	(20,490,221)

Balance Outstanding at April 30, 2001	16,333,379
– Granted	6,746,404
– Exercised	(408,927)
– Canceled	(4,077,263)

Balance Outstanding at April 30, 2002	18,593,593

22    Share premium account and capital redemption reserve

Details of the share premium account and capital redemption reserve are analyzed in the Consolidated Statements of Changes in Shareholders’ Equity.

23    Operating leases

Assets held under operating leases include manufacturing facilities, warehouses, delivery equipment and computer equipment. The hire of plant and machinery under operating leases was £9.8 million in 2002, £11.3 million in 2001 and £14.5 million in 2000. Rents under other operating leases were £11.4 million in 2002, £17.2 million in 2001 and £24.8 million in 2000.

24    Employee benefit plans

The Group has continued to account for pensions in accordance with Statement of Standard Accounting Practice No. 24 “Accounting for Pension Costs” (“SSAP 24”) and the disclosures given in (a) comply with that standard. As permitted by the transitional arrangements of FRS 17 the Group has elected to defer full implementation of the standard until the year ended December 31, 2003. The phased transitional disclosures required under FRS 17, to the extent not given under (a), are set out in (b).

(a)  The Group operates pension plans throughout the world, covering the majority of employees. These plans are structured to accord with local conditions and practices in each country and include defined contribution and defined benefit plans.

Tomkins PLC

Notes to the consolidated financial statements (continued)

24    Employee benefit plans (continued)

United Kingdom:
The majority of plans in the U.K. provide benefits based on final pensionable salary. The assets of the plans are held by trustees in separate pension funds and day-to-day management of those assets is carried out by independent professional investment managers who, at the request of the Company, are prohibited by the trustees from investing directly in Tomkins. All plan assets are held by custodians who are independent of the investment managers and of Tomkins. At April 30, 2002 total plan assets had a market value of approximately £178.1 million (2001 – £235.4 million).

The pension cost for the defined benefit pension plans, which amounted to £3.9 million (2001 – £7.4 million; 2000 – £27.3 million), is determined by independent qualified actuaries, using the projected unit method and is charged to the income statement so as to spread the cost over the average remaining service lives of employees. The latest actuarial valuations and formal reviews of the plans were between April 2000 and October 2001. The principal assumptions used in the valuations of the liabilities, over the long term, were an investment return of 6 percent per annum, earnings increases of 4.25 percent per annum, pension increases of up to 3 percent per annum and the rate of inflation of 3 percent. The market value of the assets of the plans at the dates of the latest actuarial valuations and formal reviews was £178.1 million and the actuarial valuations of the assets (taken at market value) were sufficient to cover 102 percent (2001 – 118 percent) of the liabilities for benefits that had accrued to members, allowing for projected future earnings increases.

An accrued liability of £1.7 million (2001 – £1.8 million) is included in the balance sheet for “capped” employees i.e. those whose benefits exceed Inland Revenue limits for approved plans.

There are a small number of defined contribution plans where contributions are charged to the income statement in the period in which they fall due. The total charge to the income statement amounted to £1.4 million (2001 – £1.2 million; 2000 – £1.1 million).

United States of America:
Both defined benefit and defined contribution plans are operated in the U.S. Assets are held in trustee-administered funds independent of the assets of the companies.

Defined contribution plans, which include profit sharing plans, cover most of Tomkins U.S. employees. Contributions are charged to the income statement in the period in which they fall due. The total charge to the income statement amounted to £23.4 million (2001 – £29.9 million; 2000 – £26.7 million).

Defined benefit plans are operated by a number of the Group’s U.S. subsidiaries providing benefits based upon pensionable salary and length of service. The contribution rate is calculated on the projected unit method and actuarial valuations of the assets and liabilities are performed annually by independent consulting actuaries. The market value of the assets of the plans amounted to £300.6 million (2001 – £367.6 million) and the actuarial valuation of the assets was 91 percent (2001 – 103 percent) of the accrued benefits allowing as appropriate for projected future earnings increases. The principal actuarial assumptions were an average projected investment return of 8 percent per annum and pay inflation of 5 percent per annum. The net charge to the income statement so as to spread the cost over the average remaining service lives of employees, amounted to £0.8 million (2001 – credit of £0.1 million; 2000 – charge of £0.3 million).

Other countries
Over 66 percent of Tomkins employees are either in the U.K. or in the U.S. For the balance, both defined benefit and defined contribution plans are operated. Where these are not available, state benefits are considered adequate. Full provision is made for liabilities arising under defined benefit schemes, as calculated in accordance with actuarial advice and contributions to defined contribution plans are accounted for in the period in which they fall due. The total charge to the income statement amounted to £5.5 million (2001 – £6.4 million; 2000 – £4.0 million).

At April 30, 2002, pension related assets of £26.4 million and pension related liabilities of £47.5 million were included in receivables and payables respectively.

(b) The scheme valuations used for FRS 17 disclosures have been based on an actuarial review at April 30, 2002

Tomkins PLC

Notes to the consolidated financial statements (continued)

24    Employee benefit plans (continued)

The major assumptions used by the actuaries were:

	United Kingdom	United States of America	Other countries
Salary increases	3.5% - 4.5%	4% - 5.5%	3% - 8.12%
Increase to pensions in payment	0% - 2.5%	n/a	n/a
Increase to deferred pensions	0% - 2.5%	n/a	n/a
Discount rate	6%	7.16%	3% - 12.36%
Inflation rate	3%	3%	1.5% - 10%

The assets in the scheme and the expected rates of return were:

At April 30, 2002

	United Kingdom		United States of America
	Long term rate of return expected at April 30, 2002 % p.a.	Value at April 30, 2002 £ million	Long term rate of return expected at April 30, 2002 % p.a.	Value at April 30, 2002 £ million
Equities	8.75	146.7	8.50	184.6
Bonds	6.00	17.0	6.40	84.2
Other	4.00	16.4	4.2 - 7.0	22.0

Total market value of assets		180.1		290.8
Present value of scheme liabilities		(185.7)		(398.5)

Deficit in the scheme		(5.6)		(107.7)
Related deferred tax asset		-		16.7

Net pension liability		(5.6)		(91.0)

At April 30, 2002

	Other countries		Total
	Long term rate of return expected at April 30, 2002 % p.a.	Value at April 30, 2002 £ million	Long term rate of return expected at April 30, 2002 % p.a.	Value at April 30, 2002 £ million
Equities	3.5 - 7.5	13.0	3.5 - 8.75	344.3
Bonds	3.5 - 7.5	6.0	3.5 - 7.5	107.2
Other	3.5 - 7.5	10.1	3.5 - 7.5	48.5

Total market value of assets		29.1		500.0
Present value of scheme liabilities		(48.5)		(632.7)

Deficit in the scheme		(19.4)		(132.7)
Related deferred tax asset		1.2		17.9

Net pension liability		(18.2)		(114.8)

Tomkins PLC

Notes to the consolidated financial statements (continued)

24    Employee benefit plans (continued)

If the amounts had been recognized in the financial statements the net assets and the income statement would be as follows:

2002
£ million
Net assets excluding pension assets and liabilities	1,141.1
Net pension liability	(114.8)

Net assets including pension assets and liabilities	1,026.3
Profit and loss reserve excluding pension assets and liabilities	148.3
Pension liability reserve	(114.8)

Profit and loss reserve including pension assets and liabilities	33.5

25    Commitments and contingencies

(a) Future capital expenditure
Capital expenditure authorized by the directors at the year end but not provided for in the financial statements was:

	2002	2001
	£ million	£ million
Contracts placed	29.3	19.4

(b) Obligations under operating leases
There are obligations under operating leases to pay rentals during the next year, which expire:

	Land and buildings		Other
	2002	2001	2002	2001
	£ million	£ million	£ million	£ million
Within one year	2.0	3.5	2.0	2.8
Between one and five years	3.2	5.3	3.0	6.8
Over five years	3.4	2.9	1.0	0.7

	8.6	11.7	6.0	10.3

(c) Contingent liabilities
Tomkins plc guarantees the bank facilities of certain subsidiaries and the group provides cash as security for letters of credit in order to reduce their cost. The maximum amount covered by these arrangements at April 30, 2002 was £117.6 million (2001 – £124.0 million) and £1.7 million (2001 – £5.2 million) respectively. The Company has also guaranteed certain property leases and performance bonds entered into in the ordinary course of business by certain of its subsidiaries.

The Company and several of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business.

The directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the group’s financial position.

Tomkins PLC

Notes to the consolidated financial statements (continued)

26    Derivatives & other financial instruments

As permitted by FRS 13, short-term debtors and creditors have been omitted from all disclosures other than the currency analysis. The disclosures also exclude the Company’s preference shares.

Interest rate and currency profile at April 30, 2002

	Pounds Sterling £ million	U.S. dollar £ million	Euro £ million	Other £ million	Total £ million
Financial assets
Cash and deposits	85.9	237.9	18.8	55.0	397.6
Deposits offset in accordance with FRS5	-	-	-	-	-
Other	0.3	30.4	0.2	3.0	33.9

	86.2	268.3	19.0	58.0	431.5
Floating rate	86.2	243.6	19.0	58.0	406.8
Fixed rate	-	20.6	-	-	20.6
Interest free	-	4.1	-	-	4.1
Weighted average fixed interest rate (%)	-	9.0	-	-
Weighted average period for which rate is fixed (years)	-	9.0	-	-
Weighted average period for which no interest received (years)	-	1.8	-	-
Financial liabilities
Borrowings	(152.1)	(57.5)	(13.9)	(23.3)	(246.8)
Loans offset in accordance with FRS5	-	-	-	-	-

	(152.1)	(57.5)	(13.9)	(23.3)	(246.8)
Floating rate	(152.1)	(57.3)	(13.9)	(23.3)	(246.8)
Fixed rate	-	-	-	-	-
Interest free	-	(0.2)	-	-	(0.2)
Weighted average fixed interest rate (%)	-	-	-	-
Weighted average period for which rate is fixed (years)	-	-	-	-
Weighted average period for which no interest received (years)	-	1.7	-	-
Net total	(65.9)	210.8	5.1	34.7	184.7
Floating rate	(65.9)	186.3	5.1	34.7	160.2
Fixed rate	-	20.6	-	-	20.6
Interest free	-	3.9	-	-	3.9

Tomkins PLC

Notes to the consolidated financial statements (continued)

26    Derivatives & other financial instruments (continued)

Interest rate and currency profile at April 30, 2001

	Pounds Sterling	U.S. dollar	Euro	Other	Total
	£ million	£ million	£ million	£ million	£ million
Financial assets
Cash and deposits	161.4	170.9	31.6	45.3	409.2
Deposits offset in accordance with FRS5	815.5	-	-	-	815.5
Other	0.3	-	0.2	1.1	1.6

	977.2	170.9	31.8	46.4	1,226.3

Floating rate	977.2	170.9	31.8	46.4	1,226.3
Fixed rate	-	-	-	-	-
Financial liabilities
Borrowings	(42.4)	(312.7)	(42.2)	(18.1)	(415.4)
Loans offset in accordance with FRS5	-	(815.5)	-	-	(815.5)

	(42.4)	(1,128.2)	(42.2)	(18.1)	(1,230.9)

Floating rate	(42.4)	(1,128.2)	(42.2)	(18.1)	(1,230.9)
Fixed rate	-	-	-	-	-
Weighted average fixed interest rate (%)	-	-	-	-	-
Weighted average period for which rate is fixed (years)	-	-	-	-	-
Net total	934.8	(957.3)	(10.4)	28.3	(4.6)

Floating rate	934.8	(957.3)	(10.4)	28.3	(4.6)
Fixed rate	-	-	-	-	-

The above analysis is shown after taking account of interest rate swaps and forward rate agreements. Interest payments on floating rate assets and liabilities are determined mainly by reference to LIBOR in the relevant currency. The drawings are for periods up to three months.

Tomkins PLC

Notes to the consolidated financial statements (continued)

26    Derivatives & other financial instruments (continued)

Currency analysis
The table below shows the group’s currency exposures that give rise to net currency gains and losses that are recognized in the income statement. Such exposures comprise monetary assets/liabilities that are not denominated in the functional currency of the group company involved.

The amounts shown below take into account the effect of any forward exchange contracts entered into to manage these currency exposures.

April 30, 2002	Net foreign currency monetary assets/liabilities					Total £ million
Functional currency of group operation	Pounds Sterling £ million	U.S. dollar £ million	Euro £ million	Canadian dollar £ million	Other £ million
Pounds Sterling	-	0.5	5.7	0.1	-	6.3
U.S. dollar	(0.4)	-	0.2	0.1	2.4	2.3
Euro	2.2	(1.6)	-	(0.1)	0.1	0.6
Canadian dollar	-	(2.7)	-	-	(0.1)	(2.8)
Other	(0.9)	5.2	(1.2)	(0.1)	-	3.0

	0.9	1.4	4.7	-	2.4	9.4

April 30, 2001	Net foreign currency monetary assets/liabilities					Total £ million
Functional currency of group operation	Pounds Sterling £ million	U.S. dollar £ million	Euro £ million	Canadian dollar £ million	Other £ million
Pounds Sterling	-	5.7	1.0	0.7	(0.9)	6.5
U.S. dollar	(5.3)	-	1.7	(0.3)	(0.4)	(4.3)
Euro	(0.2)	(3.9)	-	(0.2)	(0.9)	(5.2)
Canadian dollar	-	(7.2)	-	-	-	(7.2)
Other	(1.2)	(3.2)	(0.3)	(0.1)	-	(4.8)

	(6.7)	(8.6)	2.4	0.1	(2.2)	(15.0)

The currency profile of the group’s net assets at April 30, 2002 was as follows:

Currency	Net assets excluding borrowings £ million	Borrowings £ million	Deposits/ loans offset £ million	Net assets £ million
Pounds Sterling	(67.0)	(152.1)	-	(219.1)
U.S. Dollar	1,076.4	(57.5)	-	1,018.9
Euro	130.4	(13.9)	-	116.5
Other	248.1	(23.3)	-	224.8

Total	1,387.9	(246.8)	-	1,141.1

The currency profile of the group’s net assets at April 30, 2001 was as follows:
Currency	Net assets excluding borrowings £ million	Borrowings £ million	Deposits/ loans offset £ million	Net assets £ million
Pounds Sterling	91.8	(42.4)	815.5	864.9
U.S. Dollar	1,039.3	(312.7)	(815.5)	(88.9)
Euro	112.2	(42.2)	-	70.0
Other	257.5	(18.1)	-	239.4

Total	1,500.8	(415.4)	-	1,085.4

Tomkins PLC

Notes to the consolidated financial statements (continued)

26    Derivatives & other financial instruments (continued)

The borrowings, loans offset and off balance sheet contracts shown against each currency are matched against the assets of that currency under the requirements of Statement of Standard Accounting Practice (“SSAP”) 20 and to that extent produce no net gain or loss on translation into pounds sterling for purposes of the group accounts.

Maturity of borrowings and borrowing facilities
The maturity of the group’s borrowings is as follows:

	2002	2001
	£ million	£ million
Within 1 year	64.2	66.5
Between 1 and 2 years	5.8	319.2
Between 2 and 5 years	7.7	12.4
Over 5 years	169.1	17.3

	246.8	415.4

Undrawn committed facilities:
The group had the following committed facilities for which all conditions precedent had been met which expire:

	2002	2001
	£ million	£ million
Within 1 year	-	400.0
Between 1 and 2 years	-	320.9
Between 2 and 3 years	400.0	-

	400.0	720.9

Fair values of financial instruments
Set out below is a comparison of current and book values of all the Company’s financial instruments by category.

	2002		2001
Assets/(liabilities)	Book value	Fair Value	Book value	Fair Value
	£million	£million	£million	£million
Financial instruments held or issued to finance the group’s operations:
Short-term borrowings and current portion of long-term borrowings	(64.2)	(64.2)	(66.5)	(66.5)
Long-term borrowings	(182.6)	(190.2)	(348.9)	(348.9)
Cash and deposits	397.6	397.6	409.2	409.2
Other financial assets	33.9	34.1	1.6	1.6
Other financial liabilities	-	-	-	-

Financial instruments held to manage the interest rate and currency profile:
Deposits/loans set off under FRS 5	-	-	-	-
Derivatives to manage interest rate risk	0.9	(1.7)	-	-
Derivatives to manage currency profile of net assets	(0.2)	(0.8)	(1.7)	1.2

Deposits are short-term bank deposits and investments in short term money market securities and borrowings are mainly at floating rates. Therefore fair values closely approximate book values.

Tomkins PLC

Notes to the consolidated financial statements (continued)

26    Derivatives & other financial instruments (continued)

Fair value of preference shares:
The above analysis excludes the details of the fair value of the preference shares. These preference shares are not traded on an organized market and fair values are therefore not readily available. Other details of the preference shares are given in Note 21.

Hedges of future transactions
Gains and losses on derivative instruments used for hedging purposes are not recognized until the exposure that is being hedged is recognized.

A summary of such gains and losses and movement therein is as follows:

	2002
	Gains £ million	Losses £ million	Total £ million
Unrecognized gains and losses on hedges at April 30, 2001	3.4	(0.5)	2.9
Gains and losses arising in 2000/2001 recognized in 2001/2002	(3.4)	0.5	(2.9)
Gains and losses arising in 2001/2002 that were not recognized in 2001/2002	0.3	(3.5)	(3.2)

Unrecognized gains and losses on hedges at April 30, 2002	0.3	(3.5)	(3.2)

Of which:
Gains and losses expected to be recognized in the 8 months ended December 31, 2002	0.2	(0.7)	(0.5)

Gains and losses expected to be recognized in 2003 or later	0.1	(2.8)	(2.7)

	2001
	Gains £ million	Losses £ million	Total £ million
Unrecognized losses on hedges at April 29, 2000	1.5	(1.6)	(0.1)
Gains and losses arising in 1999/2000 recognized in 2000/2001	(1.5)	1.6	0.1
Gains and losses arising in 2000/2001 that were not recognized in 2000/2001	3.4	(0.5)	2.9

Unrecognized gains and losses on hedges at April 30, 2001, all of which will be recognized in the year ended April 30, 2002	3.4	(0.5)	2.9

Market price risk and credit risk:
The group manages market price risk and credit risk by using periodic mark to market cash settlements on its derivative instruments and by dealing only with highly rated counter parties. Mark to market cash settlements during the year amounted to an outflow of £4.4 million (2001 – £104.3 million).

Tomkins PLC

Notes to the consolidated financial statements (continued)

27    Summary of the main differences between the accounting principles generally accepted in the United Kingdom and the United States of America as they affect Tomkins’ consolidated financial statements

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant areas of difference affecting the Tomkins consolidated financial statements are described below:

(a) Ordinary dividends
In Tomkins’ consolidated financial statements, final ordinary dividends are provided for in the year in respect of which they are proposed, on the basis of the recommendation by the directors which requires subsequent approval by the shareholders. Under U.S. GAAP, ordinary dividends are not provided for until formally declared.

(b) Deferred income tax
In Tomkins’ consolidated financial statements, prepared under UK GAAP, deferred tax is provided in full on all liabilities. Deferred tax assets are recognized to the extent it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted and for this purpose Tomkins considers only future periods for which forecasts are prepared. Under U.S. GAAP, deferred taxes are provided for all temporary differences on a full liability basis. Deferred tax assets are recognized and a valuation adjustment is established in respect of those deferred tax assets where it is more likely than not that some portion will not be realized. The look forward period is not limited to the period for which forecasts are prepared.

(c) Redeemable convertible cumulative preference shares
In Tomkins’ consolidated financial statements, redeemable convertible cumulative preference shares are considered to be part of shareholders’ funds. Under U.S. GAAP, redeemable convertible cumulative preference shares should be classified outside of shareholders’ equity and not included in any total of shareholders’ equity.

(d) Goodwill
U.K. FRS 10 was adopted in Tomkins consolidated financial statements with effect from May 3, 1998. Goodwill arising on acquisition subsequent to that date is capitalized and amortized through the profit & loss account over its estimated useful economic life which is not estimated to exceed a maximum of 20 years. Goodwill arising on acquisitions made on or before May 2, 1998 was charged directly to reserves. Under U.S. GAAP goodwill must be capitalized and amortized through the income statement over its estimated useful life, which cannot exceed 40 years and evaluated for impairment if indications of impairment exists. Tomkins has adopted a useful life of 40 years under U.S. GAAP.

(e) Pension costs
In Tomkins’ consolidated financial statements, pension costs are accounted for in accordance with U.K. Statement of Standard Accounting Practice 24 “Accounting for pension costs”, with costs being charged to income over employees’ estimated working lives. Under U.S. GAAP, pension costs are determined in accordance with the requirements of U.S. Statements of Financial Accounting Standards (“SFAS”) Nos. 87 – “Employers’ Accounting for Pensions” and 88 – “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Differences between the U.K. and U.S. GAAP figures arise from the requirement to use different methods and assumptions for valuing scheme assets and a different method of amortizing surpluses or deficits.

Under U.S. GAAP, plan assets are valued by reference to market-related values at the date of the financial statements. Liabilities, including additional minimum pension liabilities, are assessed using the rate of return obtainable on fixed or inflation-linked bonds. Under U.K. GAAP, pension plan assets and liabilities are based on the results of the latest actuarial valuation. Pension assets are valued at the discounted present value determined by expected future income. Liabilities are assessed using the expected rate of return on plan assets.

Tomkins PLC

Notes to the consolidated financial statements (continued)

27    Summary of the main differences between the accounting principles generally accepted in the United Kingdom and the United States of America as they affect Tomkins’ consolidated financial statements (continued)

(f) Share options
In Tomkins’ consolidated financial statements options exercised by employees under the various share option schemes during the year are credited to shareholders’ funds at the option price. For U.S. GAAP, Tomkins accounts for its share options under Accounting Principles Board Opinion 25 – “Accounting for Stock Issued to Employees”. The surplus between the price of the option at the grant date and the exercise price is credited to shareholders’ funds and written off in the income statement over the vesting period. For options which have been granted and remain subject to the satisfaction of relevant performance conditions, the surplus between the market value of the shares under option at the end of the period and the exercise price is expensed to the profit & loss account over the vesting period. For options issued at a discount in excess of 15 percent to market value under the employee savings related share option schemes, the cost of the entire discount is expensed to the income statement over the vesting period.

(g) Derivative instruments
Tomkins has entered into forward foreign exchange contracts in order to hedge trading results denominated in foreign currencies. Under U.K. GAAP, the hedged results are translated at the composite rates specified in these contracts, so matching the gain or loss under the contracts to the foreign currency denominated results to which they relate. Under U.S. GAAP, such instruments are not regarded as hedges and any unrealized gains or losses arising at the year-end are taken to the income statement in the current year. Trading results denominated in foreign currencies are translated at average rates.

Effective May 1, 2001, Tomkins adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’, and its related amendments (“SFAS 133”), which requires that all derivative instruments be reported on the balance sheet at their fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Gains and losses on derivative instruments that will be reported in other comprehensive income will be reclassified to income in the periods in which income is affected by the variability in the cash flows of the hedged items. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, will have to be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that Tomkins has elected to exclude from its measure of effectiveness will be recorded in earnings. Tomkins has chosen not to adopt the hedge accounting provisions of SFAS 133. The cumulative effect of adopting SFAS No. 133 was to increase net income by £3.2 million, before tax (£1.8 million, after tax). Assets increased by £0.3 million and liabilities by £3.5 million as a result of recording all derivatives on the balance sheet at fair value at the date of adoption. During the year ended April 30, 2002, Tomkins recorded a charge to income of £6.1 million. As of April 30, 2002, the fair value of derivatives decreased by £3.2 million.

(h) ESOP shares held in trust
Under U.K. GAAP, shares held by an Employee Share Ownership Plan (“ESOP”), such as the Tomkins Employee Share Trust, are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP, shares held in trust are recorded as a deduction from shareholders’ funds in the balance sheet.

(i) Cash flow statement
Under U.K. GAAP, the consolidated cash flow statements are presented in accordance with U.K. Financial Reporting Standard No. 1 (FRS 1) “Cash Flow Statements”. The Statements prepared under FRS 1 present substantially the same information as that required under SFAS No. 95 “Statement of Cash Flows”. Under U.S. GAAP, however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement with regard to the definition of cash.

Under FRS 1, cash flows are presented separately for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investments; acquisitions and disposals; dividends paid to the company’s shareholders; management of liquid resources and financing. SFAS No. 95 cash flows are reported as resulting from operating, investing and financing activities.

Tomkins PLC

Notes to the consolidated financial statements (continued)

27    Summary of the main differences between the accounting principles generally accepted in the United Kingdom and the United States of America as they affect Tomkins’ consolidated financial statements (continued)

(i) Cash flow statement (continued)
Cash flows under FRS 1 in respect of interest received, interest paid and taxation would be included within operating activities under SFAS No. 95. Cash flows from purchases, sales and maturities of trading securities, while not separately identified under U.K. GAAP, would be included within operating activities under U.S. GAAP. Dividends paid would be included within financing activities under U.S. GAAP. Under U.K. GAAP movements in bank overdrafts are classified as movements in cash while under U.S. GAAP they are classified as a financing activity.

Under SFAS No. 95 cash and cash equivalents include cash and short-term investments with original maturities of three months or less. Under FRS 1, cash comprises cash in hand and at bank (on demand) and overnight deposits, net of bank overdrafts.

(j) Capitalization of interest
In Tomkins’ consolidated financial statements, interest expense is not capitalized. To comply with U.S. GAAP, the estimated amount of interest expense incurred while constructing major projects is included in fixed assets and amortized over the estimated useful lives of the related assets. The amount of interest capitalized is determined by reference to the average interest rate on outstanding borrowings.

(k) Exceptional items
Exceptional items are material items within the Companies ordinary activities which, under U.K. GAAP, are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under U.S. GAAP and are considered part of operating results.

(l) Concentrations of risk
Approximately 24% of total revenues come from automotive manufacturers, and approximately 26% of total revenues come from the top ten customers of the Industrial & Automotive business. No single customer accounted for a significant amount of the Company’s sales or accounts receivable. The Company reviews a customer’s credit history before extending credit, and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

Effect on net income of the main differences between U.K. GAAP and U.S. GAAP:

	2002 £ million	2001* £ million	2000* £ million
Net income before preference dividend under U.K. GAAP	187.5	53.3	105.1
Goodwill amortization	(26.8)	(25.4)	(49.8)
Write back of impaired goodwill previously amortized	-	11.1	140.2
Gain/(loss) on disposal of operations	7.6	(3.9)	-
Pension costs	7.6	9.9	9.6
Share options	(2.2)	1.1	0.2
Capitalized interest	3.5	4.6	3.7
Deferred income tax	(23.3)	13.7	(15.5)
Derivatives	(6.1)	-	-

Net income under U.S. GAAP before change in accounting principle	147.8	64.4	193.5
Effects of change in accounting principle, net of tax of £1.1million**	1.8	-	-

Net income under U.S. GAAP	149.6	64.4	193.5

*	FY 2001 and 2000 have been restated to reflect the adoption FRS 19. See Note 2 (a) Accounting Policies. Net income under U.S. GAAP has not changed.
**	Change in accounting principle relates to Tomkins’ transitional adjustment in respect of the adoption of SFAS No. 133 on May 1, 2001.

Tomkins PLC

Notes to the consolidated financial statements (continued)

27    Summary of the main differences between the accounting principles generally accepted in the United Kingdom and the United States of America as they affect Tomkins’ consolidated financial statements (continued)

Approximate effect on net income per share of the main differences between U.K. GAAP and U.S. GAAP:

Net Income per Ordinary Share under U.S. GAAP	2002	2001		2000

Basic:
Net income from continuing operations before change in accounting principle	14.03p	16.27p		13.04p
Cumulative effect of change in accounting principle	0.23p	-		-

Net income from continuing operations	14.26p	16.27p		13.04p
Net income from discontinued operations	-	(13.15)	p	3.75p

Total	14.26p	3.12p		16.79p

Weighted average number of shares (000s)	773,464	857,686		947,774

Diluted:
Net income from continuing operations before change in accounting principle	10.87p	16.27p		13.01p
Cumulative effect of change in accounting principle	0.18p	-		-

Net income from continuing operations	11.05p	16.27p		13.01p
Net income from discontinued operations	-	(13.15)	p	3.74p

Total	11.05p	3.12p		16.75p

Weighted average number of shares (000s)	998,355	857,712		949,793

Approximate cumulative effect on shareholders’ equity of the main differences between U.K. GAAP and U.S. GAAP:

	2002 £ million	2001* £ million	2000* £ million
Shareholders’ equity under U.K. GAAP	1,106.9	1084.9	726.4
U.S. GAAP adjustments:
Dividends	57.1	57.9	122.1
Pension liabilities	(36.3)	(3.0)	6.4
Deferred income tax	39.2	47.1	28.3
Investment in own shares	(0.6)	(1.4)	(2.3)
Redeemable convertible cumulative preference shares	(426.8)	(426.7)	(391.8)
Capitalized interest	11.8	8.3	3.7
Derivatives	(3.2)	-	-
Goodwill charged directly to equity	1,248.2	1,322.0	2,132.6
Cumulative amortization of goodwill	(224.7)	(256.4)	(378.0)

Shareholders’ equity under U.S. GAAP	1,771.6	1,832.7	2,247.4

* Amounts have been restated for the implementation of FRS 19. See Note 2(a).

Tomkins PLC

Notes to the consolidated financial statements (continued)

27    Summary of the main differences between the accounting principles generally accepted in the United Kingdom and the United States of America as they affect Tomkins’ consolidated financial statements (continued)

The following statements summarize the statements of cash flows as if they had been presented in accordance with U.S. GAAP, and include the adjustments which reconcile cash and cash equivalents under U.S. GAAP to cash on demand reported under U.K. GAAP.

	2002 £ million	2001 £ million	2000 £ million
Net cash provided by operating activities	456.8	279.9	473.9
Net cash provided by/(used in) investing activities	(131.2)	1,120.9	(468.0)
Net cash (used in)/provided by financing activities	(330.9)	(1,476.7)	51.5

Net (decrease)/increase in cash and cash equivalents	(5.3)	(75.9)	57.4
Effect of exchange rate changes on cash	(6.3)	14.3	0.5
Cash and cash equivalents under U.S. GAAP at beginning of year	409.2	470.8	412.9

Cash and cash equivalents under U.S. GAAP at end of year	397.6	409.2	470.8
Short-term investments with original maturities of less than 3 months	(263.5)	(286.3)	(247.0)

Cash on demand under U.K. GAAP at end of year	134.1	122.9	223.8

Comprehensive Income
SFAS No. 130, “Reporting Comprehensive Income”, requires that all items that are required to be recognized as components of comprehensive income be reported in a separate financial statement. There are no material differences between total recognized gains and losses for the financial year shown in the Statements of Total Recognized Gains and Losses presented under UK GAAP and US GAAP comprehensive income, except for the differences between UK and US GAAP net income shown above.

Recently issued U.S. Accounting Standards
SFAS No. 141, ‘Business Combinations’
In July 2001 the Financial Accounting Standards Board (“FASB”) issued the above. Statement of Financial Accounting Standards (“SFAS”) No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001 and that the use of pooling-of-interests method is no longer allowed.

SFAS No. 142, ‘Goodwill and Other Intangible Assets’
SFAS No. 142 requires that on adoption, amortization of goodwill will cease and instead the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”.

The Company has adopted the provisions of SFAS No. 142 with effect from May 1, 2002. SFAS No. 142 requires completion of a transitional goodwill impairment test within six months from the date of adoption. It establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. Any goodwill impairment loss during the transition period will be recognized as the cumulative effect of a change in accounting principle. Subsequent impairments, if any, will be recorded in operations. As part of its effort to implement SFAS No. 142, the Company has completed step 1 of the transitional impairment test. As a result of the Company’s initial step 1 testing for impairment, goodwill impairment losses are likely, under US GAAP, within all three business segments, as identified under the terms prescribed within SFAS No. 142. The Company has recently commenced step 2 testing to identify the true nature and extent of any such impairment. Such testing is expected to be complete during January 2003. Under UK GAAP, there is no impairment of goodwill carried as an intangible asset on the balance sheet.

Tomkins PLC

Notes to the consolidated financial statements (continued)

27    Summary of the main differences between the accounting principles generally accepted in the United Kingdom and the United States of America as they affect Tomkins’ consolidated financial statements (continued)

SFAS No. 142, ‘Goodwill and Other Intangible Assets’(continued)
The Company, in accordance with the provisions of SFAS No. 142, will conduct impairment testing annually during the fourth quarter to coincide with the annual budgeting process. In accordance with the provisions of SFAS No. 142, the goodwill arising upon the Company’s acquisition of Ward Industries Inc., completed on September 11, 2002, and the HVAC dampers business of Johnson Controls, Inc. acquired on October 2, 2002, was not amortized. The amortization of Tomkins’ existing goodwill (approximately £37.3 million under U.S. GAAP on an annualized basis) will cease after April 30, 2002.

SFAS No. 143, ‘Accounting for Asset Retirement Obligations’
SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 amends SFAS No. 19, ‘Financial Accounting and Reporting by Oil and Gas Producing Companies’ and certain other pronouncements. The effective date for this statement is applicable for financial statements issued for fiscal years beginning after June 15, 2002.

SFAS No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’
In August 2001, SFAS No. 144 was issued and supersedes SFAS No. 121, ‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,’ and the accounting and reporting requirements of APB Opinion No. 30, ‘Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business’. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively.

SFAS No. 145, ‘Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections’
SFAS No. 145 was issued in April 2002 and is applicable to fiscal years beginning after May 15, 2002. One of the provisions of this technical statement is the rescission of SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, whereby any gain or loss on the early extinguishment of debt that was classified as an extraordinary item in prior periods in accordance with SFAS No. 4, which does not meet the criteria of an extraordinary item as defined by APB Opinion 30, shall be reclassified.

SFAS No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’
In June 2002, SFAS No. 146 was issued. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No 94-3 ‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)’ (“EITF 94-3”). SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred as opposed to when the entity commits to an exit plan under EITF 94-3. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

Tomkins is in the process of analyzing the impact on its financial statements of adopting SFAS Nos. 141, 142, 143, 144, 145 and 146.

Tomkins PLC

Notes to the consolidated financial statements (continued)

28    Post balance sheet events

On May 15, 2002 Tomkins sold the consumer and industrial division of Gates (U.K.) Limited for cash consideration of £24.0 million. On May 24, 2002 Lasco Composites was sold for cash consideration of $43.5 million (£29.8 million). On September 11, 2002, Ward Industries Inc. was acquired for provisional consideration of $10.8 million (£7.0) million. On October 2, 2002, Tomkins plc acquired the HVAC dampers business of Johnson Controls, Inc. for a maximum consideration of $12 million (£7.7 million).

Tomkins PLC

Notes to the consolidated financial statements (continued)

29 Principal operating units

At April 30, 2002 the principal operating units by business segment were:

Air Systems Components		Industrial & Automotive
Air System Components LP	(USA)	Fedco Automotive Components Company Inc	(USA)
Hart & Cooley Inc	(USA)	Gates GmbH	(Germany)
Lau Industries Inc	(USA)	Gates SA	(France)
Ruskin Company	(USA)	Gates Argentina SA	(Argentina)
Ruskin Air Management Ltd		Gates Australia Pty Ltd	(Australia)
		Gates do Brasil Industria e Comercio Ltda	(Brazil)
		Gates Canada Inc	(Canada)
		Gates Europe NV	(Belgium)
Engineered & Construction Products		Gates Formed-Fibre Products Inc	(USA)
Aquatic Industries Inc	(USA)	Gates (India) Private Ltd	(India)
Cobra Investments (Pty) Ltd	(Republic of	Gates Korea Company Ltd	(Korea)
(ordinary shares – 62.4% owned)	South Africa)	(ordinary shares – 51% owned)
Dearborn Mid-West Conveyor Company	(USA)	Gates Nitta Belt Company (Suzhou) Ltd	(China)
Dexter Axle Company Inc	(USA)	(ordinary shares – 51% owned)
Hattersley Newman Hender Ltd+		Gates Polska S.p.z.o.o.	(Poland)
Lasco Bathware Inc	(USA)	The Gates Rubber Company	(USA)
Lasco Fittings Inc	(USA)	Gates Rubber Company (NSW) Pty Ltd	(Australia)
Mayfran International Inc	(USA)	Gates Rubber Company (Singapore) Pte Ltd	(Singapore)
Mayfran Europe	(The Netherlands)	Gates Rubber de Mexico SA de CV	(Mexico)
Milliken Valves Company Inc	(USA)	Gates (U.K.) Ltd	(Scotland)
Pegler Limited+		Gates Unitta Asia Company Ltd	(Japan)
Philips Products Inc	(USA)	(ordinary shares – 51% owned)
		Gates Unitta Asia Trading Company Pte Ltd	(Singapore)
(ordinary shares – 51% owned)
		Gates Unitta (Thailand) Company Ltd.	(Thailand)
Sold post year end:		Gates Vulca SA	(Spain)
Lasco Composites LP	(USA)	Ideal	(USA)
		Ideal International SA*	(Mexico)
(ordinary shares – 40% owned)
		Plews/Edelmann	(USA)
		Schrader Bridgeport International Inc	(USA)
		Schrader Bridgeport Brasil Ltda	(Brazil)
		Schrader Duncan Ltd *	(India)
(ordinary shares – 50% owned)
		Schrader Electronics Ltd	(Northern Ireland)
		Schrader SA	(France)
		Standard-Thomson Corporation	(USA)
		Stant Manufacturing, Inc	(USA)
Trico Ltd
		Trico Latinoamericana, SA	(Argentina)
		Trico Products Corporation	(USA)
		Trico Pty Ltd	(Australia)

Unless otherwise indicated all the above subsidiaries are registered and incorporated in England, operate in their countries of incorporation and are either directly or indirectly wholly owned.

+ Directly owned by Tomkins plc
* Associated undertaking

Tomkins PLC	Schedule II

Valuation and qualifying accounts

	Balance at beginning of period £ million	Charged to income statement £ million	Additions/charged to other accounts (a) £ million	Deductions £ million	Balance at end of period £ million
2000
Allowance for doubtful accounts	15.7	3.0	1.5	(5.3)	14.9
2001
Allowance for doubtful accounts	14.9	5.3	(0.9)	(5.4)	13.9
2002
Allowance for doubtful accounts	13.9	2.9	(0.2)	(4.5)	12.1

(a)	Includes the currency retranslation of opening balances and movements arising from the acquisition and disposal of subsidiaries

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOMKINS plc

/s/ Kenneth Lever
By: Kenneth Lever
  Finance Director

Date: October 25, 2002

CERTIFICATION

I, James Nicol, certify that:

1.	I have reviewed this annual report on Form 20-F of Tomkins plc;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

/s/ James Nicol

By: James Nicol
Chief Executive Officer

October 25, 2002

CERTIFICATION

I, Kenneth Lever, certify that:

1.	I have reviewed this annual report on Form 20-F of Tomkins plc;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

/s/ Kenneth Lever

By: Kenneth Lever
Finance Director

October 25, 2002

Exhibit Index

1.1	Memorandum and Articles of Association of the Company. (1)
4.1	Agreement dated October 23, 1999 for £1.3 billion multi-currency revolving credit and bill facility, as amended. (1)
4.2	Stock Purchase Agreement, dated as of May 11, 2001, between Tomkins Corporation and SAF-T Hammer Corporation. (2)
4.3	The rules of the Tomkins Executive Share Option Scheme No. 3. (2)
4.4	The rules of the Tomkins Executive Share Option Scheme No. 4. (2)
4.5	Service Agreement, dated February 11, 2002 between Tomkins plc and James Nicol
8.1	Subsidiaries of the Company.
10.1	Consent of Deloitte and Touche, Chartered Accountants.
99.1	Certification of CEO and Finance Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 29, 2000.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 29, 2001.