Form 20-F/A
period 2002-04-30
TOMKINS PLC
filed 2002-11-07
CIK 838877

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

In this Annual Report (the “Annual Report”) on Form 20-F/A for the fiscal year ended April 30, 2002 (“fiscal 2002”), all references to “Tomkins”, the “Tomkins Group”, the “Group”, the “Company”, “we”, “us” and “our” include Tomkins plc and its consolidated subsidiaries, unless the context otherwise requires.

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

Item 2.    Offer Statistics and Expected Timetable
Not applicable.

Item 3.    Key Information

A. Selected financial data
The selected financial data set out below has been derived from previously published consolidated financial statements of the Company and from the consolidated financial statements of the Company which appear elsewhere in this Form 20-F/A. The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, such consolidated financial statements and Notes thereto. The selected financial data does not comprise “statutory accounts” within the meaning of Section 240 of the Companies Act 1985 of England and Wales (the “Companies Act”), but has been based upon the full published accounts of the Company for the five fiscal years to April 30, 2002. The published accounts for the five years to April 30, 2002, upon which unqualified auditors’ reports have been given, have been delivered to the Registrar of Companies in England and Wales.

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

(2)	Net income and diluted net income per Ordinary Share has been adjusted for 1998 to reflect the adoption of FRS 14.
(3)	FY 2001, 2000, 1999 and 1998 have been restated to reflect the adoption of FRS 19. See Note 2 (a) Accounting Policies of the consolidated financial statements.
(4)	Net income and dividend per ADS is calculated per Ordinary Share multiplied by four, as discussed in Item 9.C. “Markets.”
(5)	The Noon Buying Rate at April 30, 2002 of $1.4565 = £1.00 has been used to provide a convenience translation into U.S. dollars.

Consolidated income statement data (continued)

	Fiscal Year Ended
	April 30,		April 30,		April 30,		April 29,	May 1,	May 2,
	2002(5) (365 days)		2002 (365 days)		2001 (366 days)		2000 (364 days)	1999 (364 days)	1998 (364 days)

	(In millions except per Ordinary Share and per ADS data)
Amounts in accordance with U.S.GAAP	$		£		£		£	£	£
Net sales
Continuing operations	4,913.9		3,373.8		3,335.1		3,161.7	2,818.2	2,710.2
Discontinued operations	-		-		770.4		2,478.7	2,541.1	2,351.9

	4,913.9		3,373.8		4,105.5		5,640.4	5,359.3	5,062.1

Operating Income (1)
Continuing operations	367.6		267.9		323.2		357.9	306.4	292.1
Discontinued operations	-		-		11.5		180.6	203.2	180.6

	367.6		267.9		334.7		538.5	509.6	472.7

Income before taxes and minority interests	337.5		248.0		155.3		356.5	421.4	443.5

Income before preference dividend and effects of change in accounting principle	215.3		147.8		64.4		193.5	256.7	259.6
Effects of change in accounting principle, net of tax	2.6		1.8		-		-	-	-

Net income attributable to shareholders	217.9		149.6		64.4		193.5	256.7	259.6
Preference share dividends	(57.2)		(39.3)		(37.6)		(34.4)	(34.2)	(34.5)

Net income attributable to Ordinary Shareholders	160.7		110.3		26.8		159.1	222.5	225.1

Net Income per Ordinary Share
Basic:
Net income from continuing operations before change in accounting principle	20.43c		14.03	p	16.27	p	13.04p	10.78p	9.59p
Cumulative effect of change in accounting principle	0.34c		0.23	p	-		-	-	-

Net income from continuing operations	20.77c		14.26	p	16.27	p	13.04p	10.78p	9.59p
Net income from discontinued operations	-		-		(13.15	)p	3.75p	8.45p	9.39p

Total	20.77c		14.26	p	3.12 p		16.79p	19.23p	18.98p

Diluted: (as restated for 2002)(6)
Net income from continuing operations before change in accounting principle	20.42c	(6)	14.02p	(6)	16.27 p		13.01p	10.75p	9.52p
Cumulative effect of change in accounting principle	0.33c	(6)	0.23p	(6)	-		-	-	-

Net income from continuing operations	20.75c	(6)	14.25p	(6)	16.27 p		13.01p	10.75p	9.52p
Net income from discontinued operations	-		-		(13.15)p		3.74p	8.42p	9.32p

Total	20.75c	(6)	14.25p	(6)	3.12 p		16.75p	19.17p	18.84p

Net income per ADS(4)
Basic:
Net income from continuing operations before change in accounting principle	81.74c		56.12p		65.08 p		52.16p	43.12p	38.36p
Cumulative effect of change in accounting principle	1.34c		0.92p		-		-	-	-

Net income from continuing operations	83.08c		57.04p		65.08 p		52.16p	43.12p	38.36p
Net income from discontinued operations	-		-		(52.60	)p	15.00p	33.80p	37.56p

Total	83.08c		57.04p		12.48 p		67.16p	76.92p	75.92p

Diluted: (as restated for 2002)(6)
Net income from continuing operations before change in accounting principle	81.68c	(6)	56.08p	(6)	65.08 p		52.04p	43.00p	38.08p
Cumulative effect of change in accounting principle	1.34c	(6)	0.92p	(6)	-		-	-	-

Net income from continuing operations	83.02c	(6)	57.00p	(6)	65.08 p		52.04p	43.00p	38.08p
Net income from discontinued operations	-		-		(52.60	)p	14.96p	33.68p	37.28p

Total	83.02c	(6)	57.00p	(6)	12.48 p		67.00p	76.68p	75.36p

Dividends per ordinary share	17.48c		12.00p		12.00 p		17.45p	15.15p	13.17p
Dividends per ADS(4)	69.91c		48.00p		48.00 p		69.80p	60.60p	52.68p

	(in thousands)

Average number of ordinary shares outstanding – basic	773,464		773,464		857,686		947,774	1,156,877	1,185,873
Average number of ordinary shares outstanding – diluted	774,017	(6)	774,017	(6)	857,712		949,793	1,383,752	1,420,178

Consolidated balance sheet data

	Fiscal Year Ended
	April 30,	April 30,	April 30,	April 29,	May 1,	May 2,
	2002(5)	2002	2001(3)	2000(3)	1999(3)	1998(3)

	(In millions)
	$	£	£	£	£	£
Amounts in accordance with U.K.GAAP
Net assets	1,662.0	1,141.1	1,118.9	760.4	675.1	1,092.6
Total assets	3,735.5	2,564.7	2,765.7	3,885.1	3,289.9	3,151.8
Ordinary share capital	56.2	38.6	39.1	47.5	47.5	58.8
Shareholders’ funds	1,612.2	1,106.9	1,084.9	726.4	646.8	1,073.9

Amounts in accordance with U.S.GAAP
Net assets	2,630.1	1,805.8	1,866.1	2,280.9	2,245.7	2,712.6
Total assets	5,247.6	3,602.9	3,794.9	5,641.1	5,095.2	5,013.0
Shareholders’ equity	2,580.3	1,771.6	1,832.7	2,247.4	2,217.7	2,693.9

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
(6)
Diluted net income per ordinary share amounts have been restated for a computational error. As originally presented, the calculation excluded the preference share dividend but not the ordinary shares into which the corresponding preference shares are convertible. Both should have been excluded from the calculation, as the net effect of their inclusion was anti-dilutive.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.    Controls and Procedures
Not applicable.

Item 16.    Reserved

PART III

Item 17.    Financial Statements

Item 18.    Financial Statements
Not applicable.

Item 19. Exhibits

1.1	Memorandum and Articles of Association of the Company. (1)
4.1	Agreement dated October 23, 1999 for £1.3 billion multi-currency revolving credit and bill facility, as amended. (1)
4.2	Stock Purchase Agreement, dated as of May 11, 2001, between Tomkins Corporation and SAF-T Hammer Corporation. (2)
4.3	The rules of the Tomkins Executive Share Option Scheme No. 3. (2)
4.4	The rules of the Tomkins Executive Share Option Scheme No. 4. (2)
4.5	Service Agreement, dated February 11, 2002 between Tomkins plc and James Nicol.(3)
8.1	Subsidiaries of the Company.(3)
10.1	Consent of Deloitte and Touche, Chartered Accountants.
99.1	Certification of CEO and Finance Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 29, 2000.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2001.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002 filed on October 30, 2002.

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

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended April 30, 2002 and the determination of shareholders’ equity and financial position at April 30, 2002 and 2001, to the extent summarized in Note 27. The reported amounts of diluted net income per ordinary share for the year ended April 30, 2002, as determined in accordance with accounting principles generally accepted in the United States of America, have been restated for a computational error as described in Note 27.

/s/ Deloitte & Touche

Deloitte & Touche
Chartered Accountants and Registered Auditors
London, United Kingdom

October 25, 2002
(Except with respect to the restatement discussed in Note 27 for which the date is November 6, 2002)

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

Approximate effect on net income per share of the main differences between U.K. GAAP and U.S. GAAP:

Net Income per Ordinary Share under U.S. GAAP	2002		2001		2000

Basic:
Net income from continuing operations before change in accounting principle	14.03p		16.27p		13.04p
Cumulative effect of change in accounting principle	0.23p		-		-

Net income from continuing operations	14.26p		16.27p		13.04p
Net income from discontinued operations	-		(13.15)	p	3.75p

Total	14.26p		3.12p		16.79p

Weighted average number of shares (000s)	773,464		857,686		947,774

Diluted:
Net income from continuing operations before change in accounting principle	14.02p	*	16.27p		13.01p
Cumulative effect of change in accounting principle	0.23p	*	-		-

Net income from continuing operations	14.25p	*	16.27p		13.01p
Net income from discontinued operations	-		(13.15)	p	3.74p

Total	14.25p	*	3.12p		16.75p

Weighted average number of shares (000s)	774,017	*	857,712		949,793

*  Diluted net income per ordinary share amounts have been restated for a computational error. As originally presented, the calculation excluded the preference share dividend but not the ordinary shares into which the corresponding preference shares are convertible. Both should have been excluded from the calculation, as the net effect of their inclusion was anti-dilutive.

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

(a)	Includes the currency retranslation of opening balances and movements arising from the acquisition and disposal of subsidiaries

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOMKINS plc

/s/ Kenneth Lever
By: Kenneth Lever
  Finance Director

Date: November 6, 2002

CERTIFICATION

I, James Nicol, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Tomkins plc;

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

/s/ James Nicol

By: James Nicol
Chief Executive Officer

November 6, 2002

CERTIFICATION

I, Kenneth Lever, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Tomkins plc;

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

/s/ Kenneth Lever

By: Kenneth Lever
Finance Director

November 6, 2002

Exhibit Index

1.1	Memorandum and Articles of Association of the Company. (1)
4.1	Agreement dated October 23, 1999 for £1.3 billion multi-currency revolving credit and bill facility, as amended. (1)
4.2	Stock Purchase Agreement, dated as of May 11, 2001, between Tomkins Corporation and SAF-T Hammer Corporation. (2)
4.3	The rules of the Tomkins Executive Share Option Scheme No. 3. (2)
4.4	The rules of the Tomkins Executive Share Option Scheme No. 4. (2)
4.5	Service Agreement, dated February 11, 2002 between Tomkins plc and James Nicol. (3)
8.1	Subsidiaries of the Company. (3)
10.1	Consent of Deloitte and Touche, Chartered Accountants.
99.1	Certification of CEO and Finance Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 29, 2000.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2001.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002 filed on October 30, 2002.