Form 20-F
period 2004-01-03
TOMKINS PLC
filed 2004-05-20
CIK 838877

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED: JANUARY 3, 2004

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

Ordinary Shares, nominal value 5p per share	73,262,360
Convertible Cumulative Preference Shares, nominal value US$50 per share	10,506,721

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

In this Annual Report (the “Annual Report”) on Form 20-F for the Fiscal year ended January 3, 2004 (“Fiscal 2003”), all references to “Tomkins”, the “Tomkins Group”, the “Group”, the “Company”, “we”, “us” and “our” include Tomkins plc and its consolidated subsidiaries, unless the context otherwise requires.

The consolidated financial statements of Tomkins plc appearing in this Annual Report are presented in pounds sterling (“£”) and are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). UK GAAP differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences between UK GAAP and US GAAP relevant to Tomkins plc are explained in Note 26 of Notes to the consolidated financial statements.

In this Annual Report, references to “US dollars”, “$”, “cents” and “c” are to United States currency, references to “pounds sterling”, “£”, “pence” and “p” are to British currency and references to “Cdn” are to Canadian currency. Solely for the convenience of the reader, this Annual Report contains translations of certain pound sterling amounts into US dollars. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at any other rates. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at $1.7902 to £1.00, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on January 3, 2004, provided, however, that the amounts associated with acquisitions and dispositions are translated at the Noon Buying Rate on the date of completion. On May 10, 2004, the Noon Buying Rate was $1.7732 to £1.00.

Special Note Regarding Forward-Looking Statements

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

A. Selected financial data

The selected financial data set out below as of and for the Fiscal year ended January 3, 2004, the eight-month Transition Period ended December 31, 2002 and for the Fiscal years ended April 30, 2002 and April 30, 2001 has been derived from the audited consolidated financial statements of income of the Company, which appear elsewhere in this Form 20-F. The selected financial data as of and for the Fiscal years ended April 30, 2001, April 29, 2000 and May 1, 1999 has been derived from the audited financial statements of the Company appearing in our historical annual reports as filed with the Securities and Exchange Commission (the “SEC”). The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, such consolidated financial statements and Notes thereto and Item 5 – “Operating and Financial Review and Prospects”. The selected financial data does not comprise “statutory accounts” within the meaning of Section 240 of the Companies Act 1985 of England and Wales (the “Companies Act”), but has been based upon the full published accounts of the Company for the Fiscal year ended January 3, 2004, the eight-month period ended December 31, 2002 and the four Fiscal years ended April 30, 2002. The published accounts for the Fiscal year ended January 3, 2004, the eight-month period ended December 31, 2002 and for the four Fiscal years ended April 30, 2002, upon which unqualified auditors’ reports have been given, have each been delivered to the Registrar of Companies in England and Wales with the exception of the accounts for the Fiscal year ended January 3, 2004, which will be delivered prior to the relevant filing deadline of August 3, 2004. The consolidated financial statements of the Company are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The principal differences between UK GAAP and US GAAP, as they relate to the Company, are presented in Note 26 to the consolidated financial statements.

Consolidated income statement data

	Fiscal Period Ended
	January 3, 2004 (368 days)		January 3, 2004(1) (368 days)		December 31, 2002 (245 days)		April 30, 2002 (365 days)		April 30, 2001 (366 days)		April 29, 2000 (364 days)		May 1, 1999 (364 days)
	(In millions except per Ordinary Share and per ADS data)
	$		£		£		£		£		£		£
Amounts in accordance with UK GAAP
Net sales
Continuing operations	5,501.8		3,073.3		2,033.3		3,277.2		3,229.7		3,058.3		2,723.9
Discontinued operations	138.0		77.1		63.9		96.6		875.8		2,582.1		2,635.4

	5,639.8		3,150.4		2,097.2		3,373.8		4,105.5		5,640.4		5,359.3

Operating income
Continuing operations	417.5		233.2		137.9		250.9		281.3		324.3		287.2
Discontinued operations	(18.1)		(10.1)		5.2		5.2		29.1		195.1		208.1

	399.4		223.1		143.1		256.1		310.4		519.4		495.3

Income before taxes and minority interests	237.0		132.4		153.1		264.4		144.0		252.6		461.6

Income before preference dividend	307.5		171.8		117.8		187.5		53.3		105.1		296.7
Preference share dividend	(51.7)		(28.9)		(24.5)		(39.3)		(37.6)		(34.4)		(34.2)

Net income attributable to Ordinary Shareholders(3)	255.8		142.9		93.3		148.2		15.7		70.7		262.5

Basic net income:
Per ordinary share	33.17	c	18.53	p	12.10	p	19.16	p	1.83	p	7.46	p	22.69	p
Per ADS(2)	132.68	c	74.12	p	48.40	p	76.64	p	7.32	p	29.84	p	90.76	p
Diluted net income:
Per ordinary share	32.24	c	18.01	p	11.82	p	18.78	p	1.83	p	11.07	p	21.44	p
Per ADS(2)	128.96	c	72.04	p	47.28	p	75.12	p	7.32	p	44.28	p	85.76	p

	(in thousands)
Average number of ordinary shares outstanding – basic	771,037		771,037		770,927		773,464		857,686		947,774		1,156,877
Average number of ordinary shares outstanding – diluted	953,989		953,989		996,607		998,355		857,712		949,793		1,383,752

(1)	The Noon Buying Rate on January 3, 2004 of $1.7902 = £1.00 has been used to provide a translation into US dollars solely for the convenience of the reader.

(2)	Net income per ADS is calculated per Ordinary Share multiplied by four, as discussed in Item 9.C. “Markets.”

(3)	Net income attributable to Ordinary Shareholders for the year ended January 3, 2004 is stated before the gain arising on the early redemption of the redeemable convertible cumulative preference shares

Consolidated income statement data (continued)

	Fiscal Year Ended
	January 3, 2004(1), (2) (368 days)		January 3, 2004 (2)(3) (368 days)		December 31, 2002(6) (245 days)		April 30, 2002(5) (365 days)		April 30, 2001(4) (366 days)		April 29, 2000(9) (364 days)		May 1, 1999 (364 days)
	(In millions except per Ordinary Share and per ADS data)
	$		£		£		£		£		£		£
Amounts in accordance with US GAAP
Net sales(8)	5,264.6		2,940.8		1,931.9		2,998.0		2,864.1		2,690.9		2,916.7
Operating income from continuing operations	369.5		206.4		136.9		226.5		217.9		418.7		272.3
Income from continuing operations before cumulative effect of change in accounting principle	483.5		270.1		118.2		145.4		140.4		201.2		208.2
Income/(loss) from discontinued operations	(74.1)		(41.4)		(7.9)		2.5		73.7		213.6		83.4
Gain/(loss) on disposal of discontinued operations	65.7		36.7		(0.5)		(0.1)		(149.7)		(221.3)		(34.9)
Cumulative effect of change in accounting principle	—		—		(32.7)		1.8		—		—		—

Net income	475.1		265.4		77.1		149.6		64.4		193.5		256.7

Net income per common share
Basic
Income from continuing operations before cumulative effect of change in accounting principle	56.00	c	31.28	p	12.15	p	13.72	p	11.99	p	17.60	p	15.04	p
(Loss)/income from discontinued operations	(9.61	c)	(5.37	p)	(1.0	2p)	0.32	p	8.5	9p	22.54	p	7.21	p
Gain/(loss) on disposal of discontinued operations	8.52	c	4.76	p	(0.0	7p)	(0.01	p)	(17.4	6p)	(23.35	p)	(3.02	p)

Income before cumulative effect of change in accounting principle	54.91	c	30.67	p	11.06	p	14.03	p	3.12	p	16.79	p	19.23	p
Cumulative effect of change in accounting principle	—		—		(4.24	p)	0.23	p	—		—		—

Net income	54.91	c	30.67	p	6.82	p	14.26	p	3.12	p	16.79	p	19.23	p

Diluted
Income from continuing operations before cumulative effect of change in accounting principle	50.68	c	28.31	p	11.86	p	13.71	p	11.9	8p	17.56	p	12.57	p
(Loss)/income from discontinued operations	(7.77	c)	(4.34	p)	(0.79	p)	0.32	p	8.5	9p	22.49	p	6.03	p
Gain/(loss) on disposal of discontinued operations	6.89	c	3.85	p	(0.05	p)	(0.01	p)	(17.45	p)	(23.30	p)	(2.52	p)

Income before cumulative effect of change in accounting principle	49.80	c	27.82	p	11.02	p	14.02	p	3.12	p	16.75	p	16.08	p
Cumulative effect of change in accounting principle	—		—		(3.28	p)	0.23	p	—		—		—

Net income	49.80	c	27.82	p	7.74	p	14.25	p	3.12	p	16.75	p	16.08	p

	(in thousands)
Average number of ordinary shares outstanding (‘000) – basic	771,037		771,037		770,927		773,464		857,686		947,774		1,156,877
Average number of ordinary shares outstanding (‘000) – diluted(7)	953,989		953,989		996,607		774,017		857,712		949,793		1,383,752

(1)	The Noon Buying Rate on January 3, 2004 of $1.7902 = £1.00 has been used to provide a translation into US dollars solely for the convenience of the reader.

(2)	The difference between UK and US GAAP sales is due to the removal of discontinued operations from the UK GAAP amounts. Income from discontinued operations is disclosed on one line under US GAAP.

(3)	The amounts in accordance with US GAAP for the fiscal year ended January 3, 2004 differ from the unaudited information presented in the UK 2003 Annual Report and accounts, where a line item had been omitted from the reconciliation. See Note 26 to the consolidated financial statements.

(4)	The sale of the Food Manufacturing business segment was completed on August 31, 2000.

(5)	Change in accounting principle relates to Tomkins transitional adjustment in respect of the adoption of SFAS No. 133 on May 1, 2001.

(6)	Change in accounting principle relates to Tomkins transitional adjustment in respect of the adoption of SFAS No. 142 on May 1, 2002.

(7)	In Fiscal year ended April 30, 2002, the preference shares were anti-dilutive and were therefore excluded from the calculation.

(8)	Net income and dividend per ADS is calculated per Ordinary Share multiplied by four, as discussed in Item 9.C. “Markets.”

(9)	Tomkins acquired ACD Tridon Inc. and Hart & Cooley on June 25, 1999 and December 30, 1999 respectively.

Consolidated balance sheet data

	As of
	January 3, 2004(1) (2)	January 3, 2004(2)	December 31, 2002	April 30, 2002	April 30, 2001	April 29, 2000	May 1, 1999
	(In millions)
	$	£	£	£	£	£	£
Amounts in accordance with UK GAAP
Total assets	3,923.2	2,191.5	2,330.6	2,564.1	2,764.3	3,882.8	3,286.3
Ordinary share capital	69.3	38.7	38.7	38.6	39.1	47.5	47.5
Shareholders’ funds	1,331.9	744.0	1,039.3	1,106.3	1,083.5	724.1	643.2
Net assets	1,391.5	777.3	1,077.3	1,140.5	1,117.5	705.3	627.4
Amounts in accordance with US GAAP
Total assets	5,335.3	2,980.3	3,230.5	3,603.1	3,829.3	5,668.4	5,137.7
Ordinary share capital	69.3	38.7	38.7	38.6	39.1	47.5	47.5
Shareholders’ equity	2,697.0	1,506.6	1,498.6	1,753.7	1,814.5	2,247.4	2,217.7
Net assets	2,697.0	1,506.6	1,498.6	1,753.7	1,814.5	2,247.4	2,217.7

(1)	The Noon Buying Rate on January 3, 2004 of $1.7902 = £1.00 has been used to provide a convenience translation into US dollars solely for the convenience of the reader.

(2)	The amounts in accordance with US GAAP for January 3, 2004 differ from the unaudited information presented in the UK 2003 Annual Report and accounts, where a line item had been omitted from the reconciliation.

Dividends

The Company has paid cash dividends on its ordinary shares, nominal value 5p per share (“Ordinary Shares”), in respect of every Fiscal year since being first listed on the London Stock Exchange Limited (the “London Stock Exchange”) in 1950.

Dividends are paid to shareholders as of record dates that are fixed after consultation between the Company and the London Stock Exchange. For the year ended January 3, 2004, an interim dividend was declared by the Board of Directors (the “Board”) in August and was paid in November. A final dividend was recommended by the Board following the end of the Fiscal year and is subject to approval by the shareholders at the Company’s annual general meeting. This is due to be paid in June 2004. In normal circumstances we expect dividend payments to follow the same pattern in future years and anticipate the weighting of these payments to be approximately 40 percent for the interim dividend and 60 percent for the final dividend.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each Fiscal year indicated and the Transition Period ending December 31, 2002. The amounts are shown both in pence per Ordinary Share and translated, solely for convenience, into US cents per American Depositary Share (each representing four Ordinary Shares) at the Noon Buying Rate on each of the respective payment dates for such interim and final dividends.

Fiscal Year Ended	Pence per Ordinary Share						Translated into US cents per ADS(3)
	Interim		Second Interim		Final	Total	Interim	Second Interim		Final	Total
May 1, 1999	4.00	(1)	—		11.15	15.15	25.83	—		73.69	99.52
April 29, 2000	4.60		—		12.85	17.45	29.12	—		74.44	103.56
April 30, 2001	4.60		—		7.40	12.00	26.46	—		43.79	70.25
April 30, 2002	4.60		—		7.40	12.00	26.33	—		46.30	72.63
May 1, 2002 – December 31, 2002(2)	4.60		3.40	(2)	—	8.00	28.52	21.08	(2)	—	49.60
January 3, 2004	4.60		—		7.40	12.00	30.80	—		52.49	83.29

(1)	Of which 3.06p was paid in the form of a foreign income dividend.

(2)	The Company’s Fiscal year end changed from April 30 to December 31 with effect for the year ending December 31, 2002. The change to our accounting reference date gave rise to an eight-month accounting period, which represented two-thirds of a normal twelve month accounting period. In accordance with market practice in these circumstances, the Board elected to declare two interim dividends in lieu of an interim and a final dividend.

(3)	Translated at the noon buying rate on the date the dividend was paid except for the FY 2003 final dividend that will be paid on June 1, 2004, which is translated at the noon buying rate on May 10, 2004.

The Company expects to continue to pay dividends in the future. The total amounts of future dividends will be determined by the Board and will depend on the Company’s results of operations, cash flow, financial and economic conditions and other factors.

Cash dividends are paid by the Company in pounds sterling, and fluctuations in the exchange rate between pounds sterling and US dollars will affect the US dollar amounts received by holders of American Depository Receipts (“ADRs”) upon conversion by The Bank of New York (the “Depositary”) of such dividends. Moreover, fluctuations in the exchange rates between the pound sterling and the US dollar will affect the dollar equivalents of the pound sterling price of the Ordinary Shares on the London Stock Exchange and, as a result, are likely to affect the market prices of the American Depositary Shares (“ADSs”) in the United States. For information regarding the exchange rates for pounds sterling into US dollars for the five most recent Fiscal years, see “Exchange Rates” below. For a discussion of the historic effects of exchange rate fluctuations on the Company’s financial condition and results of operations, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” and Note 26 to the consolidated financial statements.

Exchange Rates

The following table sets forth, for the Fiscal years indicated, the average, high, low and period end Noon Buying Rates for pounds sterling, expressed in US dollars per £1.00:

Fiscal Year Ended	Average*	High	Low	Period End
May 1, 1999	1.64	1.72	1.59	1.61
April 29, 2000	1.60	1.68	1.55	1.56
April 30, 2001	1.47	1.56	1.40	1.43
April 30, 2002	1.43	1.48	1.37	1.46
Eight months ended December 31, 2002	1.55	1.61	1.45	1.61
Jan 3, 2004	1.65	1.79	1.55	1.79
Jan 4, 2004 through May 10, 2004	1.81	1.90	1.77	1.77

*	The average of the Noon Buying Rates on the last day of each month during the period.

The following table sets forth, for the months indicated high and low Noon Buying Rates for pounds sterling, expressed in US dollars per £1.00:

Month	High	Low
November 2003	1.7219	1.6693
December 2003	1.7842	1.7200
January 2004	1.8511	1.7902
February 2004	1.9045	1.8182
March 2004	1.8680	1.7943
April 2004	1.8564	1.7674
May 2004 through to May 10, 2004	1.7941	1.7720

See “Operating results” in Item 5. “Operating and Financial Review and Prospects” concerning the effect of fluctuations in the exchange rate between the pound sterling and the US dollar on the Company’s results of operations.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

In addition to the other information contained in this Annual Report, investors in our securities should consider carefully the risks described below. Our financial condition or results of operations could be materially adversely affected by any of these risks. The risks described below are not the only risks facing us. Additional risks not currently known to us, or risks that we currently regard as immaterial could also have a material adverse effect on our financial condition or results of operations.

The following discussion contains a number of forward-looking statements. Please refer to the “Forward-Looking Statements” discussion at the front of this Annual Report for cautionary information.

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

The cyclical nature of construction related industries and industrial equipment markets could adversely affect our business.

Approximately 50 percent of our net sales are generated within construction related industries and within industrial equipment markets. Sales and production in these markets are cyclical and depend on general economic conditions and other factors, including consumer spending and preferences. A significant reduction in these markets could have an adverse effect on our business, financial condition or results of operations.

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

We operate principally in the automotive, industrial and construction related markets in a number of geographic regions of the world, including emerging markets. Operations in emerging markets present risks that are not encountered in countries with more developed economic and political systems, including: economic and political instability within these markets; boycotts and embargoes imposed by the international community; significant fluctuations in interest rates and currency exchange rates; the imposition of unexpected taxes or other levies on our revenues in these markets; the inability to expatriate revenues or dividends; limitations on foreign investments and foreign capital participation in certain industries or regions; and the introduction of exchange, customs or trade controls and other restrictions by foreign governments.

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

Our customers and competitors in some of our markets, especially in the automotive aftermarket, and to a lesser extent in the markets of the Air Systems Components group, are consolidating to achieve greater scale or market share. Such changes could affect our customers and their relationship with us. If one of our competitors acquires any of our customers, we may lose its business. Additionally, as our customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including ourselves.

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

Approximately a quarter of our sales are to automotive manufacturers. It is normal practice for such customers to seek reductions in their costs from their suppliers over the duration of any committed supply arrangement. To meet any such requests for price reductions whilst maintaining our profit margins, we would have to achieve corresponding cost savings in our business by strategic sourcing of raw materials and by improving production and manufacturing efficiencies. The failure to achieve future cost savings to meet the committed price reductions could adversely affect our business, financial condition or results of operations.

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

Our ability to operate successfully is based on the capacity, reliability and security of our computer hardware, software and telecommunications infrastructure. We currently secure our networks by means of back up, hardware, virus protection and other measures, but any systems interruption could lead to a reduction in performance or loss of services. We might not be able to provide effectively a backup to our systems. Our systems are vulnerable to damage or interruption caused by human error, network failure, natural disasters, sabotage, computer viruses and similar disruptive events. A breach of network security could result in reduced revenues and could have an adverse effect on our businesses, financial condition or results from operations.

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

Risks relating to the financial position and results of operations of the Group

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

We operate pension plans throughout the world, covering the majority of our employees, which expose us to the risk of fluctuations in the world’s financial markets.

We operate both defined benefit and defined contribution pension plans, the majority of which are in the United States of America and the United Kingdom. The schemes were in deficit by £148.2 million as of January 3, 2004 as detailed in Note 23 to the consolidated financial statements. Deterioration in asset prices or changes to long term interest rates could lead to an increase in the deficit or give rise to an additional funding requirement, which could have an adverse effect on our financial condition or results of operations.

The rising costs of providing health care and workers compensation may erode margins.

Healthcare is provided by certain US subsidiaries to current and former employees. We strive to cover increases in this expense and in the cost of workers compensation by reducing overheads in other areas. If the cost of heath care and workers compensation increases, to the extent that we are unable to achieve adequate savings in other areas of our business, operating margins may be eroded.

Deferred consideration in respect of disposals may not be repaid in accordance with original terms.

In May 2001, we disposed of Smith & Wesson Corp. through a stock purchase agreement, which contains deferred terms in respect of $30 million of the proceeds from disposal. Of the $30 million, $3 million was paid in Fiscal 2003 and the balance will be repaid over the seven years commencing in May 2004. If the purchaser is unable to fulfill its payment obligations in the future, a provision against the deferred consideration receivable would be charged to the income statement of the Company.

Our tax provisions may not be sufficient to cover our future tax liabilities

Tomkins operates within multiple tax jurisdictions and is subject to audit in those jurisdictions. These audits can involve complex issues, which may require an extended time period of time for resolution. Although we believe that adequate provision has been made for such issues, there is a possibility that the ultimate resolution of such issues could have an effect on the earnings of the Company.

We may not be able to raise sufficient additional capital necessary to fund our growth.

We may require significant amounts of capital to expand our business, implement our strategic initiatives and remain competitive. At present, our established sources of funding are through equity, corporate bond markets (through the Medium Term Note program) bank debt and cash flow from operations. We believe that the sources of funding currently available will be sufficient to fund our operations. If our plans or assumptions regarding our funding requirements change, however, we may need to seek other sources of financing, such as additional lines of credit with commercial banks or vendors or public financing, or to renegotiate existing bank facilities. There is a risk that we will not be able to obtain financing from these or other sources, or renegotiate our existing financing on a timely basis, on acceptable terms, or at all. If we are unable to obtain financing from these sources, or unable to renegotiate our existing financing on a timely basis or on acceptable terms, we may have to delay or abandon some of our development plans or strategic initiatives. Any or all of these developments could have an adverse affect on our business, financial condition or results of operations.

Our Bondholders have the right to require us to redeem our outstanding bonds in certain circumstances.

Our bondholders have the right to require us to redeem our outstanding bonds at par, in the event of a change of control of Tomkins plc and also in the event that our credit rating falls below investment grade as a result of us making either acquisitions or disposals that comprise more than 25% of the group’s operating profits in a twelve calendar month period.

If our bondholders were to exercise this redemption right in such circumstances, there is a risk that we would not be able to obtain replacement financing from other sources on reasonable terms or at all. The extent to which we would be able to obtain replacement financing would determine our ability to meet the ongoing financing needs of the business.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

We have manufacturing facilities in, and sell products to, many countries worldwide. Consequently, our results can be affected by changes in the currency exchange rates. The principal currencies in which we trade are US dollars, Canadian dollars, Euros and pounds sterling. Currency exchange movements can give rise to the following risks:

Transaction risk – this arises where sales or purchases are denominated in foreign currencies and exchange rates can change between entering into a purchase or sale commitment and completing the transaction;

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

US securities laws may restrict the ability of US persons who hold ADSs to participate in certain rights offerings or share or warrant dividend alternatives which we may undertake in the future in the event we are unable to, or choose not to, register those securities under the US securities laws and are unable to rely on an exemption from registration under these laws. If we issue any securities of this nature in the future, we may issue such securities to the Depositary for the ADSs, which may sell those securities for the benefit of the holders of the ADSs. We cannot offer any assurance as to the value, if any, the Depositary would receive upon the sale of those securities.

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

Tomkins is a global engineering and manufacturing group with market and technical leadership. Its activities report in three business segments:

Industrial & Automotive

The Industrial & Automotive segment manufactures a wide range of systems and components for the industrial and automotive markets through five business areas, Powertrain (which comprises Power Transmission and Stackpole), Fluid Power, Wiper Systems Fluid Systems and Other Aftermarket, selling to original equipment manufacturers (“OEMs”) and replacement markets throughout the world. In addition the Group has a number of discrete businesses that manufacture products primarily for the automotive replacement markets. Its brands include Gates, Stackpole, Stant, Schrader and Trico.

Air Systems Components

The Air Systems Components segment manufactures air handling components in North America, supplying the heating, ventilation and air conditioning market. The product range includes fans, grilles, registers, diffusers, fan coils and terminal units for residential and commercial applications and dampers for commercial and industrial use. Products are sold under the leading brand names in the industry, including Hart & Cooley, Ruskin, Lau, Titus, Krueger and Actionair.

Engineered & Construction Products

The Engineered & Construction Products segment manufactures a range of engineered products for a variety of end markets primarily related to the building, construction, truck and trailer and automotive industries. Over 90 percent of the sales are within North America. Each of the business areas has a good competitive position as a result of a strong branded product offering and a low manufacturing cost base. Long established relationships in the channels to market also provide competitive strength.

The Company’s businesses in its continuing operations manufacture and distribute products throughout the world, including in the United States, the United Kingdom, Canada, France, Belgium, Germany, Mexico, Brazil, Spain, The Netherlands, South Korea, Australia, Singapore, Argentina, India, Japan, China, Poland and Thailand. The Company’s operating units are based principally in North America, Europe and Asia, employing approximately 39,500 people on average, worldwide, during Fiscal 2003.

Our sales are to the following end markets:

Percentage of total sales
North America automotive original equipment	15%
Rest of World automotive original equipment	12%
North America automotive aftermarket	13%
Rest of World automotive aftermarket	6%
Residential construction	14%
Commercial & industrial construction	11%
Industrial original equipment	10%
Industrial aftermarket	10%
Industrial/utility	5%
Manufactured housing	2%
Recreational vehicles	2%

Progress and strategy

During Fiscal 2003 we have made considerable progress in a number of areas:

•	We continued our investment in manufacturing excellence through our program of strategic manufacturing initiatives and lean manufacturing.

•	We initiated further investment in Asia and China, building on our global reach.

•	We acquired Stackpole to enhance further our position in the rapidly growing outsourced market for automotive powertrain systems and components and have since invested to expand capacity to meet the growing demand in that business.

•	We continued to encourage the development of an entrepreneurial culture with a focus on growth in value.

•	We progressed the disposals of non-core businesses.

•	We achieved underlying growth in sales and operating profit.

Our principal objective must be to achieve long-term sustainable growth in the economic value of Tomkins through strategic development of our businesses. Through effective communication to the financial markets, this translates into growth in equity value for our shareholders.

We see the main drivers for growth in the intrinsic value as:

•	improving our competitive advantage through technology and innovation;

•	profitable growth in sales;

•	increasing the cash margin; and

•	investing where we can earn an after tax return in excess of our weighted average cost of capital.

All our businesses recognize the need for growth and are pursuing strategies aimed at maximizing their potential.

We have previously outlined our plans to develop three of our business areas where we see the greatest potential for long term growth in value: the automotive powertrain, the industrial and automotive aftermarket and air systems components.

Automotive powertrain

The automotive powertrain, which consists of the engine, transmission and related accessories, is a $150 billion global market, of which only approximately $30 billion, or 20 percent, is currently outsourced by automotive original equipment manufacturers (“AOEMs”) to third party suppliers such as Tomkins. This compares with around 60 percent for the rest of the vehicle.

The AOEMs are seeking to reduce their cost base by outsourcing more of the powertrain and are embracing new technologies and production techniques that are being developed by suppliers.

At the same time, global automotive production is increasing and the overall value of the powertrain is rising due to ever stricter emission regulations and consumer demands for performance and economy. These factors combine to create a significant increase in the size of the market for outsourced powertrain components and systems. Through Gates and our recent acquisition of Stackpole, Tomkins is already a major player in this market and we intend to participate fully in this future growth.

Industrial and automotive aftermarket

The Group already has a significant position in the North American industrial and automotive aftermarket, supplying products such as accessory drive and synchronous belts, tensioners, wipers, high pressure hydraulic hoses and connectors and other automotive accessories. We are building upon this strength by increasing sales of new products, adding products manufactured by third parties and further developing our rapidly growing presence in Europe and Asia.

Air systems components

As well as participating in the anticipated recovery in the US commercial and industrial construction market, our Air Systems Components businesses are seeking to make bolt-on acquisitions that add new products or markets to our existing US businesses. We intend to expand internationally, particularly in Asia where we are in discussions with a major US customer on a co-operative marketing effort.

Our five pervasive themes that encapsulate the drivers that we believe will lead to growth in economic value are:

1.	Building an entrepreneurial culture

We have introduced a new management incentive scheme that more closely aligns the interests of management with those of shareholders. The new scheme ‘The Annual Bonus Incentive Plan’ bases managers’ bonuses upon a percentage of “Bonusable Profit”, which is based upon their businesses’ operating profit, less tax, and a charge for the capital invested in their businesses (based upon the Group’s weighted average cost of capital). This moves individual managers’ focus from performance measurement against an arbitrary annual budget to the absolute performance of their business and year on year improvement. Salaries are fixed in real terms and bonuses will only rise if absolute performance improves. The scheme included around 30 senior managers during 2003 and has been extended to approximately 50 additional individuals for 2004.

People development is key to achieving our goals and therefore we have initiated the Tomkins College, in conjunction with the University of Indiana in the USA. The Tomkins College will focus upon ensuring that all our management teams have the necessary and most up-to-date skill sets to enable them to optimize their own and their businesses’ performance.

2.	Developing innovative products

All our businesses realize that product innovation is key to maintaining the competitive advantage that allows them to grow their businesses. Progress in this area is monitored closely on a quarterly basis. Examples include the following:

•	In Industrial & Automotive, the electromechanical drive “stop-start” technology using our patented belts and tensioners, goes into production this year with a major European car manufacturer. This has also attracted considerable interest from other manufacturers across the world.

•	In Air Systems Components, Lau’s proprietary PropSound software helps fan designers to minimize noise, placing us at the leading edge of this increasingly important point of differentiation in the commercial and industrial market.

•	In Engineered & Construction Products, Dexter Axle has had success with its electro-hydraulic actuator, which significantly improves trailer braking distances and reduces the risk of jack-knifing.

3.	Achieving manufacturing excellence

Our aim is to be the lowest cost producer of quality products through excellence in manufacturing. We believe that we can achieve this through strategic manufacturing initiatives (“SMIs”), which address the location of manufacturing activities and lean manufacturing, which makes the manufacturing processes more efficient.

We are reaching the end of a three-year program of SMIs, having accelerated a number of projects during 2003. Since the start of the program, we have consolidated facilities, moving production to optimal locations. Projects undertaken during 2003 were the closure of the Elizabethtown, Kentucky power transmission belt plant and the transfer of its production to other US plants, the relocation of hose production from two plants in the USA to a plant in Cohisa, Mexico and the second phase of the reorganization of our Wiper Systems operations in Europe, following the recently completed closure of the Dunstable plant in the UK and Buffalo in the USA.

The overall investment of around £200 million in operating costs and capital expenditure during the past three years has resulted in annual cost savings of approximately £50 million.

A significant exercise for the staged implementation of lean manufacturing is taking place across all our facilities. During 2003, we estimate that we have saved approximately £25 million in operating costs and these savings are in addition to the significant benefits arising from reduced inventory levels, the release of manufacturing space and the freeing up of machine capacity.

4.	Expanding our global position

Some developing countries such as China are expected to experience growth rates during this decade well above those achievable in the developed world. For example, China is expected to become the third largest car manufacturer in 2005, overtaking countries such as Germany and South Korea. Together with our partner, we are making a £50 million investment over the next three years to create a second production plant in China. Commercial construction in China is expected to grow significantly, driven in part by the Olympic Games in Beijing in 2008, and our Air Systems Components businesses are working to establish a larger presence in this market. Several of our other businesses are seeking expansion in Asia, both as a market for their products and as a lower cost source of product.

5.	Making value-creating acquisitions

Our financial strength enables us to supplement organic growth with acquisitions in our chosen areas of strategic development. Our acquisition of Stackpole, which brought us expertise in powdered metal technology and engineered components for powertrain, is an example of what we look for when assessing acquisitions, namely, the ability to achieve double digit growth and double digit margins, proprietary technology, good management and, above all, the ability to create value. We continue to look to make further acquisitions in Powertrain, Air Systems Components and Aftermarket.

Principal acquisitions, disposals, and capital expenditures

This section should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and with Note 3 to the consolidated financial statements.

Fiscal Year ended January 3, 2004

Tomkins acquired the business, assets and liabilities of Stackpole Limited on June 18, 2003 for a cash consideration of Cdn$349.1 million (£153.1 million). Provisional goodwill of £78.3 million arising on the acquisition was capitalized. The acquisition is included in the Industrial & Automotive group. Deferred consideration of £0.4 million in respect of a prior period acquisition made by the Air Systems Components group was paid during the year. Revisions to the fair value of assets acquired resulted in a reduction of £0.5 million in the related goodwill.

On August 22, 2003, Tomkins sold Gates Formed-Fibre Products, Inc., for a cash consideration of US$47.0 million (£29.7 million). There was a net gain on disposal of £3.5 million, after charging £8.9 million of goodwill previously written off to reserves and costs of £1.3 million.

On January 27, 2003, Tomkins sold the business and assets of Milliken Valve Company Inc. for a cash consideration of US$7.3 million (£4.5 million), resulting in a gain on disposal of £2.5 million.

On June 30, 2003, Tomkins sold its 62.4% investment in the business and assets of Cobra Investments (Pty) Limited for a cash consideration of £7.4 million of which £1.7 million was deferred. £1.3 million of the deferred consideration has now been received. A loss of £24.3 million arose on the disposal, after charging £21.0 million of goodwill previously written off to reserves.

Net cash consideration of £1.6 million was received during the year, which related to disposals completed in previous years.

Costs of £0.2 million relating to the ongoing sale of companies were incurred during the year.

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

The consumer and industrial division of Gates (UK) Limited, and the business and assets of Fedco Automotive Components Inc. were sold on May 15, 2002 and December 30, 2002, respectively, for a total cash consideration of £33.0 million. Lasco Composites was sold on May 24, 2002 for an adjusted cash consideration of $43.1 million (£29.6 million).

Fiscal Year ended April 30, 2002

On May 11, 2001, Tomkins sold Smith & Wesson Corp. for consideration of $15.0 million (£10.6 million). The purchaser also paid $20.0 million (£14.1 million) of an outstanding loan of $73.8 million (£52.0 million) due from Smith & Wesson Corp. to Tomkins Corporation. Of the remaining $53.8 million (£37.9 million), $30 million (£21 million) will be repaid on an amortizing basis over the seven years commencing in May 2004 and $23.8 million (£16.8 million) was included in the equity capital acquired by the purchaser. Interest on the outstanding loan balance will continue at nine percent per annum.

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

Fiscal Year ended April 30, 2001

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

Recent events

On 30 January 2004 and January 31, 2004, respectively, the business and assets of Hattersley Newman Hender Limited, and Pegler Limited were sold for a combined cash consideration of £13.0 million of which £5.8 million is deferred. This will result in a loss on disposal of £72.9 million, after costs, including recycled goodwill of £51.4 million.

B. Business overview

Segment contribution to net sales and operating income

The contribution of each segment to the Company’s net sales and operating income under UK GAAP is set out below.

	Fiscal year ended		Transition Period Ended		Fiscal Year Ended
In £ millions By Business Segment	January 3, 2004 (368 days)		December 31 2002 (245 days)		April 30, 2002 (365 days)		April 30, 2001 (366 days)		April 29, 2000 (364 days)
Industrial & Automotive
Net Sales	1,977.2		1,263.9		1,985.9		1,968.3		1,921.3
Operating Income	165.0		91.6		146.1		190.2		198.2
Air Systems Components
Net Sales	447.9		325.7		516.4		487.9		321.6
Operating Income	30.1		20.0		45.2		47.7		39.9
Engineered & Construction Products
Net Sales	725.3		507.6		871.5		878.9		918.8
Operating Income	52.0		46.7		77.4		85.3		119.7
Food Manufacturing
Net Sales	—		—		—		562.1		1,898.6
Operating Income	—		—		—		25.5		160.5
Professional, Garden & Leisure Products
Net Sales	—		—		—		208.3		580.1
Operating (Loss)/Income	—		—		—		(14.3)		22.4
Central Costs (1)
Net Sales	—		—		—		—		—
Operating Loss	(24.0)		(15.2)		(12.6)		(24.0)		(21.3)
Total
Net Sales	3,150.4		2,097.2		3,373.8		4,105.5		5,640.4
Operating Income	223.1		143.1		256.1		310.4		519.4

By Geographic Region	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total

United States	2,075.1	65.9	1,470.1	70.1	2,380.5	70.6	2,498.1	60.9	2,884.3	51.1
United Kingdom	219.0	7.0	125.6	6.0	237.7	7.0	787.4	19.2	1,908.6	33.8
Rest of Europe	329.1	10.4	191.1	9.1	290.3	8.6	309.8	7.5	341.0	6.1
Rest of World	527.2	16.7	310.4	14.8	465.3	13.8	510.2	12.4	506.5	9.0

	3,150.4	100.0	2,097.2	100.0	3,373.8	100.0	4,105.5	100.0	5,640.4	100.0

(1)	Includes the cost of the corporate center, which carries out corporate functions for the Company as a whole.

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

Industrial & Automotive

Sales to end markets		Sales by major product category
Automotive original equipment	42%	Synchronous belts	16%
Automotive aftermarket	31%	Other belts	24%
Industrial aftermarket	16%	Hydraulic & automotive hose	17%
Industrial original equipment	11%	Wiper systems	15%
		Other	28%

The Industrial & Automotive segment has corporate offices in Denver, Colorado, Rochester Hills, Michigan and Toronto, Canada. It is one of the world’s largest suppliers of automotive parts, components and systems, serving a wide variety of industries, including the industrial and automotive original equipment and replacement markets, transportation, agricultural, mining, forestry, construction, office equipment, computer, and the food processing and handling markets.

In total, the segment operates 66 factories and 33 distribution centers in 21 countries. It is the only non-tire polymer-based products company with development centers and manufacturing operations in North America, Europe, Asia and South America. No other belt and hose company has significant operations in all of the world’s major automotive development centers.

The segment operates 36 manufacturing plants in Canada and the US, and a further 12 in Latin America. European operations include 14 manufacturing plants and 8 distribution centers, which provide customers with Tomkins products and technology. There are also operations in Asia and the Pacific Rim including Singapore, Australia and India, with joint venture manufacturing facilities in South Korea, Japan, China, and Thailand.

The Industrial & Automotive group operates five global strategic enterprise groups: powertrain, fluid power, wiper systems, fluid systems and other aftermarket products. These groups include divisions integrated from the acquisitions of Gates, Stant, Trico, Tridon, Schrader and Stackpole. Together, these operations employed on average 23,700 people around the world in Fiscal 2003. Products are sold directly to industrial and automotive original equipment manufacturers and through a network of approximately 150,000 distributors, dealers and jobbers worldwide, to the industrial and automotive replacement markets.

Powertrain

The Powertrain group comprises Power Transmission and Stackpole.

Power Transmission produces a comprehensive global product line ranging from synchronous belt and accessory belt drive systems for automotive applications to heavy-duty industrial belt drives. Its eight major product lines include V-belts, multi V-ribbed belts, synchronous belts, sheaves/sprockets, pulleys, tensioners, idlers, and crankshaft dampers.

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

Stackpole Limited, which was acquired during Fiscal 2003, is a leading manufacturer of highly engineered, technologically differentiated powertrain components, systems and assemblies, primarily for the automotive original equipment market. Headquartered in Toronto, Canada, and employing around 1,500 employees globally, Stackpole operates from six facilities in Canada and one facility in the UK.

Fluid Power

The Fluid Power group is a manufacturer of high-pressure connectors, hoses and assemblies for mobile equipment and heavy industrial applications. The group also produces a wide range of industrial hoses for the transfer of liquids, gases and solids (petroleum, chemical, food/beverage materials etc.). In addition, the group produces a complete range of Automotive cooling system hoses.

The group operates in the North American market, and also in European and Brazilian markets. The existing Asian presence is being augmented with expansion plans being implemented over the next 24 to 36 months.

The Fluid Power group is focused on delivering value added design, engineering and logistics support with a complete range of fluid power connectors, hoses and assemblies to mobile equipment manufacturers globally.

Wiper Systems

The Wiper Systems group operates under both the Trico and Tridon brands and is one of the world’s largest manufacturers of automotive windshield wiping systems and systems components, producing a wide array of arms, blades, linkage mechanisms, modules, motors and electronic components tailored for individual vehicle use. Modular systems combine the linkages, arms, blades, motors and electronic circuitry produced by the Wiper Systems group with plastic housings, manifold assemblies and other components purchased from supplier partners. Systems are sold directly to OEMs as ready-to-install modules. Wiper blades are produced in sizes ranging from 10 to 40 inches with application specific features for optimal performance with accompanying different types of wiper arms, and are manufactured for OE, OES and aftermarket applications. Wiper blades are sold for use as original equipment and in the aftermarket under the “Trico,” name as well as many private brands.

Fluid Systems

The Automotive Fluid Systems group, made up of divisions acquired as Stant Corporation and Schrader-Bridgeport International, is a designer, manufacturer and distributor of a broad range of automotive fluid conveyance and fluid management components and modules. This includes the latest technology in tire pressure monitoring components and fuel vapor management valves. Products are sold primarily for use as original equipment by manufacturers of cars and trucks and in the automotive replacement market as repair parts and accessories. Major customers include DaimlerChrysler, Ford, General Motors, Nissan, Renault and PSA, as well as a number of other major international OEMs. Products from Tomkins Automotive Fluid Systems group are also sold in a vast majority of wholesale and retail automotive parts and distribution outlets in North America, Europe and Latin America including the service departments of OEM dealers.

Through Schrader Electronics, the Automotive Fluid Systems group is the technology leader in Remote Tire Pressure Monitoring Systems (“RTPMS”), a driver information and passenger security system that is economically and ergonomically integrated into vehicle electronic information systems. The company also designs, manufactures and markets a variety of fuel vapor management valves and fuel, oil and radiator closure caps at its Stant Manufacturing Division. Standard-Thomson is the leading manufacturer of engine thermostats used in automotive cooling systems. Schrader-Bridgeport International provides a wide range of tire valve, hardware and specialty valve products worldwide. RTPMS, tire, and specialty valve products are sold under the “Schrader-Bridgeport” and “Schrader Electronics” trademarks. Closure cap and fuel management valve products are sold under the “Stant,” “Lev-R-Vent” and “Pre-Vent” trademarks. Engine thermostats are sold under the “Stant,” “Weir-stat,” and “Superstat” brand names. Many of these products are also sold to various private label customers bearing their unique brand names.

Other

The Aftermarket group integrates the sales, marketing, distribution and manufacture of products destined for both the Industrial and Automotive original equipment and Aftermarket and sold under the Gates, Stant, Trico, Tridon, Ideal, Schrader, Plews Edelmann and numerous private brands. It designs and sells aftermarket automotive tools and fittings, power steering hose, lubrication equipment, stainless and carbon steel hose clamps for both original equipment and parts applications.

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

Wheel care products, air power pneumatic components and systems, and pressure-measuring devices are marketed to automotive channels worldwide. Wheel care products include “Camel” brand tire patch products, tools, chemicals and “Schrader” brand tire valves and cores. Air power systems include “Amflo” pneumatic couplers and plugs, “Douglas” air compressors, fitted hose, recoil hose, blowguns and inflators. The Aftermarket group’s “Syracuse” brand of pressure-measuring devices is a recognized market standard in North America. The Aftermarket group supplies “Amflo” pneumatic accessories to the home improvement retailer segment.

Air Systems Components

Sales to end markets		Sales by major product category
Commercial & industrial construction	70%	Grilles, registers, diffusers	36%
Residential construction	30%	Dampers, louvers	22%
		Flex duct & accessories	10%
		Vents	8%
		Other	24%

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

Hart & Cooley

Hart & Cooley supplies the residential and light commercial grilles, registers, and diffusers (“GRD”) markets in the US. It also produces flexible duct, chimney and gas venting systems, and duct connection systems, which are marketed primarily through wholesale distribution with the GRD products.

Air Systems

Air Systems design and manufacture diffusers, variable air volume terminal boxes (with or without fan power), grilles, registers and fan coils for use in heating, ventilating and air conditioning systems in industrial, institutional and commercial applications. Air Systems also produces a comprehensive line of centrifugal and axial fans for both commercial and industrial applications. This line comprises power roof ventilators, inline duct fans, ceiling fans, cabinet fans, propeller roof and wall fans and fan accessories. These products are sold primarily to manufacturers’ representatives for resale to contractors.

Ruskin

Ruskin produces and markets commercial and industrial air control dampers, fire and smoke dampers, architectural louvers, sound absorbers, and air measuring stations for use in air conditioning, heating, ventilating and pollution control systems contained in office buildings, hotels, shopping centers, power plants, paper mills and other manufacturing plants. Ruskin also manufactures and supplies fans and blowers for residential forced air heating systems and air conditioners. These products are sold directly to manufacturers of heating, ventilating and air conditioning equipment and to contractors and commercial users principally through manufacturers’ representatives. The Conaire division provides aftermarket distribution of spare parts primarily for the residential heating and air conditioning market. Ruskin Air Management, a U.K. business, markets its damper, louver, grille, register, diffuser and fan coil products principally in the United Kingdom and continental Europe. This business gives the Company an important entry to these markets for its other air distribution products.

Engineered & Construction Products

Sales to end markets		Sales by major product category
Residential construction	39%	Doors, windows, venting	23%
Manufactured housing	12%	Material handling	15%
Truck & trailer	22%	Industrial/utility	22%
Automotive & industrial	12%	Bathware & fittings	35%
Other	15%	Other	5%

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

Doors and Windows

Philips Products is a US producer of vinyl windows for the residential markets, principally for use in new on-site construction. These products are sold primarily to distributors. Philips Products also produces aluminum and vinyl windows, doors and venting products for the manufactured housing and recreational vehicle markets. The majority of these products are sold to OEMs of manufactured housing and recreational vehicles.

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

Valves, Taps and Mixers

Tomkins completed its exit from the valves, taps and mixers business with the disposal of Pegler Limited and the business and assets of Hattersley Newman Hender Limited in January 2004. The operations of these companies have been classified as discontinued.

Raw Materials and Energy Supplies

The Company purchases a broad range of raw materials, components and products from around the world in connection with its activities. The ability of the Company’s suppliers to meet performance and quality specifications and delivery schedules is important to its operations, but the Company is not dependent on any single source of supply for critical materials. In the past, the energy and materials required for the Company’s manufacturing operations have been readily available. However, basic raw materials such as aluminum, polymers and resins used in the production of the Company’s products, can be subject to significant fluctuations in price. Where appropriate, the Company’s subsidiaries may seek to minimize the effect of fluctuations in prices of raw materials by entering into forward purchase contracts or options to fix the input cost of the raw material or product.

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

Industrial & Automotive

“Adapta Flex”, “Amflo”, “BladeRunner”, “Blue Stripe (design)”, “Boost”, “Bridgeport”, “Camel”, “Connected”, “Design Flex”, “Design OHL”, “Design View”‘, “Diradia”, “Drivealign”, “ECR”, “Edelmann”, “Etensioner”, “Eurogrip”, “Exact Fit”, “EZ Align”, “FleetRunner”, “Fibergrip”, “Flex Gear”, “Flex-Weave”, “Food Beverage Master”, “Food Master”, “FormFlo”, “Gates”, “Gates Compass”, “Gatesfacts”, “Gates In an Oval (design)”, “GEM”, “Green Stripe”, “GT”, “HC”, “Hi-Power”, “HTD”, “Hy-Gear”, “Ideal”, “InStant”, “Lev-R-Vent”, “Liberty”, “LightLogic”, “LubriMatic”, “M2T”, “Mega3000”, “Megacrimp”, “Megaflex”, “Megaspiral”, “Megasys”, “Megatuff”, “Megavac”, “Micro-V®”, “Microflex”, “Mobilecrimp”, “No-Hub Classic”, “Omnicrimp”, “Optimizer”, “Pistol-Matic”, “Plews”, “Plews LubriMatic”, “Polarflex”, “Polarseal”, “Poly Chain”, “Poly Chain XT”, “PolyFlex”, “Power Crimp”, “Powerlink”, “Powerpro”, “Powerated”, “Powerband”, “Powerbraid”, “Powercraft”, “Pow’r Gear”, “Powergrip”, “Powergrip HTD”, “Powerpro”, “PresDens”, “Pre-Vent”, “Pro Tuff”, “QL”, “Quick-lok”, “Rain Pro”, “Roberk (and arrow design)”, “Safety Stripe”, “Schrader”, “Schrader Smart Valve”, “Shark”, “SelectDens”, “SinterDens”, “Smartdrive”, “Snaplock”, “Speedflex”, “Sportline”, “Stackpole”, “Stant”, “Stretch Fit”, “Super HC”, “Superstat”, “Superior”, “Synchro-Power”, “Syracuse”, “Tensioflex”, “Teflon®”, “Texrope”, “3-X”, “Trico”, “Tridon”, “Tri-Power”, “Tru-Flate”, “Truflex”, “Tru-power”, “Tubemedic”, “Tuffcoat”, “Tufflex”, “Twin Power”, “Ultimate”, “Ultra Lube”, “Unitta”, “V80”, “VSBD”, “Vari-Matic”, “Vextra”, “Vibraflex”, “Visionall”, “Vulco”, “Vulco-Flex”, “Weir-Stat”, “Windspoiler”, “Winterblade”, “Wiper World (design)”, “World Class”, “XL”, “Xtratuff” and “Xtreme”.

Air Systems Components

“Actionair”, “Agitair”, “Air-Lens”, “Air-Trac”, “Ameri-Bucket”, “American Metal Products”, “Ameri-flow”, “Barry Blower”, “Debothezat”, “Decoraire”, “Designaire”, “Designflo”, “Eclipse”, “Enviro-master, “Flocross”, “H & C” “Hart & Cooley”, “Industrial Air”, “J&J Register”, “Know”, “Krueger”, “Lau”, “Metlvent”, “Omnivent”, “Penn”, “Radian”, “Reliable”, “Rink”, “Rink Sound Control”, “Roto-Jet”, “Royalaire”, “Ruskin”, “Sky Blast”, “Steriflo System”, “Stripline”, “Summitair”, “Supreme”, “Surfaire”, “Swartwout”, “Tensor”, “Titus”, “Tri-Vent”, “Tuttle & Bailey”, “Vapor-Air”, “Vector”, “Venturi-Flo”, and “Z-Com”.

Engineered & Construction Products

, “Accuflo”, “A Aquatic Industries and Design”, “Carefree”, “Champagne Series”, “Crystal Mountain”, “D and Design”, “Dexstar”, “Dexter”, “Discovery lll”, “DMW Dearborn Mid-West Conveyor Co. and Design”, “DMW Design”, “E-Z Lube”, “Enviro-seal”, “Gutter Helmet”, “Insta-Curb”, “Jet-Flo”, “Keating Kouplin”, “Lasco”, “Mayfran”, “Never Clean Your Gutters Again”, “Northern Breeze”, “Nose Forward”, “Pegler”, “Philips Products”, “Poly Armor”, “Prestex”, “Propellair”, “Sani-Top”, “Serenity”, “Surfaire”, “Swirl-Design”, “Terrier”, “Thermaguard ll”, “Torflex”, “Traditions”, “Tri-Set”, “Ultravent”, “Unified”, “Ventadome”, “Weatherbeater” and “Z-Pan”.

Competitive position

The tables below set out the percentage of sales into markets where the business unit occupies the first or second position. Average market shares for the business units are also given. This relates to the US market.

Industrial & Automotive

Sales to end markets	[GRAPHIC] Position 1	[GRAPHIC] Position 2	( ) Average Market Share
% of sales into markets where business is number 1 or 2

Power Transmission	[GRAPHIC]

Fluid Systems – closure caps	[GRAPHIC]

Fluid Systems – RTPMS	[GRAPHIC]

Fluid Systems – thermostats	[GRAPHIC]

Fluid Systems – speciality valves	[GRAPHIC]

Fluid Systems – fuel valves	[GRAPHIC]

Fluid Systems – wheel valves	[GRAPHIC]

Fluid Power	[GRAPHIC]

Wiper Systems	[GRAPHIC]

Average market share code: (H) if 30% or greater (M) if 11% to 29% (L) if 10% or less

Air Systems Components

Sales to end markets	[GRAPHIC] Position 1	[GRAPHIC] Position 2	( ) Average Market Share
% of sales into markets where business is number 1 or 2

Residential	[GRAPHIC]

Commercial / Industrial	[GRAPHIC]

Average market share code: (H) if 30% or greater (M) if 11% to 29% (L) if 10% or less

Engineered & Construction Products

Sales to end markets	[GRAPHIC] Position 1	[GRAPHIC] Position 2	( ) Average Market Share
% of sales into markets where business is number 1 or 2

Bathware	[GRAPHIC]

Lasco Fittings	[GRAPHIC]

Dexter Wheels & Axles	[GRAPHIC]

Philips Doors & Windows	[GRAPHIC]

Material Handling	[GRAPHIC]

Average market share code: (H) if 30% or greater (M) if 11% to 29% (L) if 10% or less

Data source: Internal business group information

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

C. Organizational structure

Tomkins plc is the parent of a large number of subsidiaries that are organized into three business segments and a Corporate Center function. This includes a list of the Company’s principal operating subsidiaries and associates, categorized by business segment. Note 28 to the consolidated financial statements contains a list of the Company’s significant subsidiaries, including name, country of incorporation and proportion of ownership.

[GRAPHIC]

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

The net book value as of January 3, 2004 of the Company’s property, plant and equipment was £793.7 million, of which £105.5 million represented property, plant and equipment located in the United Kingdom, £435.7 million located in the United States and £89.3 million located in continental Europe, with the balance of £163.2 million in the rest of the world. Due to the diverse nature of the business, there is no individual fixed asset, the loss of which would have a material impact on the position of the Company.

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

The Company’s consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. For a discussion of the main differences between UK GAAP and US GAAP that materially affect the financial results of the Company, see Note 26 of the Notes to the consolidated financial statements. The following discussion and analysis relates to the consolidated financial statements prepared under UK GAAP.

This item includes discussion of operating income, including share of income from associates and before restructuring costs and goodwill amortization for each of our segments. This measure is used by the Tomkins chief decision makers to review segment profitability and as such, we believe that discussion of this measure is necessary to an understanding of the business. This is the measure of segment profit or loss that the Company would have been required to disclose under Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information”, if the financial statements herein had been presented in accordance with item 18 of Form 20-F. The tables below reconcile this measurement with operating income for each reporting period discussed below.

Overview

The Company’s net sales were £3,150.4 million in Fiscal 2003, £2,097.2 in the eight-month period ended December 31, 2002, £3,373.8 million in Fiscal 2002 and £4,105.5 million in Fiscal 2001. Of total net sales, £3,073.3 million, £2,033.3 million, £3,277.2 million and £3,229.7 million, respectively, related to continuing operations. Income before taxes was £132.4 million in Fiscal 2003, £153.1 in the eight-month period ended December 31, 2002, £264.4 million in Fiscal 2002 and £144.0 million in Fiscal 2001.

A more detailed discussion of the Company’s operations by segment is set forth below.

Acquisitions & Disposals

Details of the acquisitions and disposals during Fiscal 2003, the eight-month period ended December 31, 2002 and during the two-year period ended April 30, 2002, are set forth in the “Principal acquisitions, disposals and capital expenditures” section of Item 4.A. “Information on the Company”.

Year ended January 3, 2004 (“Fiscal 2003”) compared with the year ended December 31, 2002 (“December 2002”)

This commentary compares the results for Fiscal 2003 with the unaudited results for the fiscal year ended December 31, 2002. The consolidated statement of income, and the relevant segmental analysis for the two fiscal years are set forth below.

Consolidated statement of income

	Fiscal 2003	December 2002
	£ million	(unaudited) £ million
Net sales	3,150.4	3,245.4
Cost of sales	(2,265.0)	(2,324.1)

Gross profit	885.4	921.3
Distribution expenses	(366.0)	(393.3)
Administrative expenses	(296.3)	(295.3)

Operating income	223.1	232.7
Share of income/(loss) from associates	0.9	(0.4)

Operating income including associates	224.0	232.3
Net (loss)/profit on disposal of subsidiary companies	(18.5)	4.1
Provision for loss on exit of business	(32.6)	—
Reversal of other provisions:
Disposal of operations and related warranties	33.1	—
Provision for loss on disposal of business to be discontinued:
Impairment of goodwill	(51.4)	—
Impairment of assets	(21.5)	—
Profit on disposal of fixed assets	7.7	—

Profit before interest	140.8	236.4
Interest income	10.5	36.0
Interest expense	(18.9)	(35.4)

Income before taxes	132.4	237.0
Taxes on income	47.5	(44.9)

Income before minority interests	179.9	192.1
Equity minority interest	(8.1)	(8.1)

Income before preference dividend	171.8	184.0
Preference dividend	(28.9)	(38.3)

Net income attributable to Ordinary Shareholders	142.9	145.7

Basic income per Ordinary Share	18.53p	18.91p
Diluted income per Ordinary Share	18.01p	18.47p

Segmental Analysis

	Industrial & Automotive £ million	Air Systems Components £ million	Engineered & Construction Products £ million	Central Costs £ million	Total £ million
Fiscal 2003
Net sales	1,977.2	447.9	725.3	—	3,150.4

Operating income	165.0	30.1	52.0	(24.0)	223.1
Share of income from associates	0.7	—	0.2	—	0.9

Operating income including associates	165.7	30.1	52.2	(24.0)	224.0
Add back: Goodwill amortization	3.5	8.1	0.3	—	11.9

	169.2	38.2	52.5	(24.0)	235.9
Add back: Restructuring costs	20.7	4.1	11.1	—	35.9

Operating income, including associates, before restructuring costs and goodwill amortization	189.9	42.3	63.6	(24.0)	271.8

Operating Margin	8.4%	6.7%	7.2%	—	7.1%
Operating Margin (including income from associates, before restructuring costs and goodwill amortization)	9.6%	9.4%	8.8%	—	8.6%
December 2002
Net sales	1,948.7	500.4	796.3	—	3,245.4

Operating income	144.5	34.1	70.2	(16.1)	232.7
Share of loss from associates	(0.6)	—	0.2	—	(0.4)

Operating income including associates	143.9	34.1	70.4	(16.1)	232.3
Add back: Goodwill amortization	1.4	8.6	0.4	—	10.4

	145.3	42.7	70.8	(16.1)	242.7
Add back: Restructuring costs	36.3	8.2	1.6	—	46.1

Operating income, including associates, before restructuring costs and goodwill amortization	181.6	50.9	72.4	(16.1)	288.8

Operating Margin	7.4%	6.8%	8.8%	—	7.2%
Operating Margin (including income from associates, before restructuring costs and goodwill amortization)	9.3%	10.2%	9.1%	—	8.9%

The above segmental amounts reconcile to the financial statements as shown in Note 5 of the financial statements.

Group

	Sales		Operating income
	£ million	Change	£ million
Analysis of movements from December 2002 to Fiscal 2003:
December 2002	3,245.4		232.7
Exchange rate effect	(208.9)		(16.1)
Increased restructuring charges	—		6.9
Disposals	(72.5)		(7.7)

	2,964.0		215.8
Acquisitions	65.0	2.2%	3.0
Underlying change
Continuing Operations	120.1	4.1%	5.5
Discontinued Operations	1.3		(1.2)

Fiscal 2003	3,150.4		223.1

Movements in exchange rates, our restructuring initiatives, and acquisitions and disposals affect sales and operating income. Around 70 percent of our sales are US dollar denominated and so the weakening of the dollar during 2003 has a translation impact on our reported turnover and operating income when converted into pounds sterling. In Fiscal 2003, our US dollar financial results were translated at an average rate of £1=$1.6306 compared with £1=$1.4984 in December 2002.

Net sales were £3,150.4 million for Fiscal 2003, a decrease of £95.0 million (2.9 percent) from sales of £3,245.4 million for December 2002.

Cost of sales decreased from £2,324.1 million for December 2002, which represented 71.6 percent of net sales, to £2,265.0 million for Fiscal 2003, which is 71.9 percent of net sales. Distribution costs and administration expenses decreased by 3.8 percent to £662.3 million for Fiscal 2003 from £688.6 million for December 2002, representing 21.0 percent of net sales for Fiscal 2003 and 21.2 percent of net sales for December 2002.

Operating income was £223.1 million for Fiscal 2003 compared with £232.7 million for December 2002. This includes goodwill amortization of £11.9 million in Fiscal 2003 and £10.4 million in December 2002. Income from associates was £0.9 million in Fiscal 2003 and a loss of £0.4 million in December 2002.

Overall the Company’s operating margin was 7.1 percent. This compared with 7.2 percent for December 2002.

During Fiscal 2003 there were £35.9 million of restructuring costs charged to the consolidated income statement compared with £46.1 million in December 2002. The major projects included the relocation of wiper blade production, the rationalization of manufacturing capacity in North America and the restructuring of the UK valves, taps and mixers business.

The £35.9 million of restructuring costs include the following:

£ million
Restructuring Costs
Severance costs	6.9
Pension costs	3.1
Plant closure costs	12.1
Fixed asset write-downs	8.1
Inventory write down	2.1
Other	3.6

Total	35.9

The movement on restructuring provisions is as follows:

£ million
Restructuring Provision
Balance as at December 31, 2002	21.4
Foreign Exchange	(0.4)
Utilized in Fiscal 2003	(15.9)
Expenditure in year	(33.2)
Profit & loss charge	39.5

Balance as at January 3, 2004	11.4

We have continued to identify strategic cost management projects aimed at improving our cost competitiveness. These projects will generally relate to further rationalization of productive capacity in North America and the relocation of manufacturing facilities into low cost areas.

Adjusted operating margin, as used herein is defined as operating income, including income from associates and before restructuring costs and goodwill amortization, as a percentage of sales. The Industrial & Automotive adjusted operating margin stood at 9.6 percent (December 2002: 9.3 percent), Air Systems Components at 9.4 percent (December 2002: 10.2 percent) and Engineered & Construction Products at 8.8 percent (December 2002: 9.1 percent).

The Company incurred a net loss on disposal of subsidiaries of £18.5 million in Fiscal 2003. In Fiscal 2003, a gain of £7.7 million was recorded on the disposal of fixed assets. In Fiscal 2003, there was a provision for loss on exit of business of £32.6 million, reversal of provisions for disposal of operations and related warranties of £33.1 million and impairment of goodwill and assets on businesses to be discontinued of £51.4 million and £21.5 million respectively.

The net interest charge for the period was £8.4 million compared with interest income of £0.6 million in December 2002. This consisted of interest expense on bank loans, overdrafts, bills discounted, capital lease interest and other loans, partially offset by bank interest income. Net movement in the year was primarily due to increased debt arising from debt incurred in connection with the early redemption of the redeemable convertible cumulative preference shares in August 2003.

Income before tax was £132.4 million in Fiscal 2003, (December 2002: £237.0 million) and basic earnings per share were 18.53 pence (December 2002: 18.91 pence).

A tax credit of £47.5 million (December 2002: charge of £44.9 million) was recognized during the year. This was principally due to an exceptional release of other tax provisions of £90.7 million.

Favorable adjustments to prior year tax estimates of £7.8 million and the recognition of deferred tax assets of £7.2 million benefited the tax charge. Also in the year there has been a release of £90.7 million from other tax provisions. This release has arisen as a result of an ongoing review of group tax exposures. Taking into account the favorable impact of the above and the impact of the disallowance for tax purposes of certain of the exceptional charges in the year, the current tax charge for the period would have been 26.6 percent.

The reconciliation of the current tax rate of 30 percent to the effective benefit of 10 percent is set out in the table below:

	Fiscal 2003 £ million
Taxation on profit before tax of £132.4 million at 30%	39.7	30.0%
Tax rate differences	(8.8)
Permanent differences between book and taxable income	(1.3)
Addition to balance sheet tax provision	5.6

Current charge for period excluding non deductible exceptional items	35.2	26.6%
Adjustments in respect of prior years	(7.8)
Recognition of deferred tax asset	(7.2)

Actual rate prior to impact of exceptional items	20.2	15.3%
Non-deductible exceptional items	23.0

Actual tax rate prior to contingency release	43.2	32.6%
Exceptional tax contingency release	(90.7)

Reported tax credit	(47.5)

Minority interests, which relate to Cobra Investments (Pty) Limited, Unitta Company Limited, Gates Nitta Belt Company (Suzhou) Limited, GNAPCO Pte Limited and Gates Korea Company Limited, were £8.1 million, compared with £8.1 million for December 2002. In Fiscal 2003, dividends of £18.1 million compared with £19.9 million in December 2002 were payable to convertible cumulative preference shareholders and £10.8 million compared with £18.4 million in December 2002 to redeemable convertible cumulative preference shareholders. The reduction was due to the early redemption of the redeemable convertible cumulative preference shares in August 2003.

As a result of the above, the Company’s net income attributable to Ordinary Shareholders for the Fiscal 2003 was £142.9 million, a decrease of 1.9 percent from net income of £145.7 million for December 2002.

The following paragraphs discuss the results by segment (see table in Item 4.B. “Business Overview”).

Industrial & Automotive

	Sales		Operating income, including income from associates and before restructuring costs and goodwill amortization		Restructuring costs		Operating income, including income from associates and before goodwill amortization
		Change		Change		Change			Change
Analysis of movements from December 2002 to Fiscal 2003:
December 2002	1,948.7		181.6		(36.3)			145.3
Exchange rate effect	(110.1)		(11.5)		2.6		(8.9)
Disposals	(39.9)		(1.9)		—		(1.9)

	1,798.7		168.2		(33.7)
Acquisitions	65.0	3.6%	5.0	3.0%	—	—	5.0
Restructuring charges	—	—	—	—	13.0	38.6%	13.0
Underlying change

-Continuing operations	113.5	6.3%	16.7	9.9%	—	—	16.7

								23.9	16.4%

Fiscal 2003	1,977.2		189.9		(20.7)			169.2

Against a background of overall flat original equipment, aftermarket and replacement markets, net sales and operating income including income from associates and before restructuring costs and goodwill amortization for Fiscal 2003 were up by 1.5 percent and 4.6 percent respectively compared to December 2002. After adjusting for the effect of exchange and acquisitions and disposals, underlying net sales and operating income including income from associates and before restructuring costs and goodwill amortization increased by 6.3 percent and 9.9 percent respectively. The majority of the growth arose from increased volume.

The implementation of strategic manufacturing initiatives (“SMIs”) (reorganizations of productive capacity to improve cost competitiveness of the business) resulted in costs of £20.7 million, an underlying increase of £13.0 million compared to December 2002. We have made a significant investment in restructuring our Industrial & Automotive group during the past three years and we are now beginning to see the benefits of this investment.

In automotive original equipment, North American and Western European production fell by 2.9 percent and 3.4 percent respectively in 2003 while, in the rest of the world, production increased by 6.7 percent. The automotive aftermarket across the world generally remained at levels similar to 2002, although there were some notable exceptions such as the strong growth in the Chinese market. Sales of industrial original equipment and replacement products remained at low levels with little improvement in demand from the construction, agriculture and mining markets.

Powertrain Transmission (Net sales: Fiscal 2003 £890.5m; December 2002 £797.0m)

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for Fiscal 2003, were up by 11.7 percent and 6.8 percent, respectively, compared to December 2002.

For net sales, period on period currency fluctuations resulted in a decrease of £28.4 million. Excluding currency fluctuations and the effect of acquisitions, the increase in sales was 7.4 percent and operating income including income from associates and before restructuring costs and goodwill amortization, increased by 8.4 percent.

Within Powertrain, Power Transmission recorded a very strong performance, reflecting market share gains driven by product innovation and the operational benefits arising from strategic manufacturing initiatives and lean manufacturing. It also produced good growth in the aftermarket, particularly in Europe where sales rose by 10.0 percent. Notable new business wins during the year included our first QMT Micro-V® belt, a molded front end accessory drive belt with exceptional noise and efficiency characteristics which will go into production in July 2004 in North America. We also received our first order for the Electro-Mechanical Drive stop-start system, which will go into production with a major European car manufacturer later this year.

Amongst the many awards received by Power Transmission during the year, our Asian operations gained the Honda Technology Award and our North American businesses were made “GM Supplier of the Year” for the second year running. As part of its focus upon broadening its geographic reach, Power Transmission has begun the construction of a new facility in Suzhou, China. The existing facility, which opened in 1997 and has been expanded twice, is now running at full capacity. The £50 million investment, in conjunction with our partner, will create production capacity for the industrial market and the existing facility will then focus exclusively on the automotive market. Escalating foreign direct investment, transplant manufacturing and high GDP growth are driving the rapid development of the Chinese industrial and automotive markets. 2003 was a record year for Chinese automotive demand, and sales are expected to double by 2005 and to triple by 2010 (Source: CSM Worldwide). Tomkins, the leading player in the Chinese power transmission sector, is ideally placed to benefit from this substantial growth.

The integration of Stackpole, acquired in June 2003, has progressed well and it has recently begun construction of two new facilities required to fulfill new business awarded prior to acquisition. New business gains since acquisition have amounted to Cdn$16 million per annum and a further Cdn$96 million per annum of business that is awaiting final order confirmation, including transmission oil pumps, variable valve timing components and transmission modules. Operating margins in Q4 2003 returned to double digits following the effect of the power outage in North America in August, adverse product mix within its automotive gear business and the loss of the protection of currency hedges against the weak US dollar as these were marked-to-market when Stackpole was acquired. Going forward, the business continues to invest to support its pipeline of over Cdn$500 million of business under development and quotation.

Fluid Power (Net sales: Fiscal 2003 £307.3m; December 2002 £326.3m)

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for Fiscal 2003, were down by 5.8 percent and 21.2 percent respectively compared to December 2002.

For net sales, period on period currency fluctuations resulted in a decrease of £28.6 million. Excluding currency fluctuations, the increase in sales was 3.2 percent and operating income including income from associates and before restructuring costs and goodwill amortization, decreased by 14.3 percent.

Fluid Power had a difficult year with low levels of activity in its main markets for construction, mining and agricultural equipment. Although it achieved a small increase in underlying sales, profitability was affected by a weak performance by its European operations. However, we expect that the business will begin to benefit from recent restructuring in North America and Europe. There are also signs that activity in some of its markets is improving, with order levels from North American construction and agricultural equipment manufacturers and distributors increasing markedly towards the end of the year.

Wiper Systems (Net sales: Fiscal 2003 £284.1m; 2002 £282.7m)

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for Fiscal 2003, were up by 0.5 percent and 37.3 percent, respectively, compared to December 2002.

For net sales, period on period currency fluctuations resulted in a decrease of £20.1 million. Excluding currency fluctuations, the increase in sales was 8.2 percent and operating income including income from associates and before restructuring costs and goodwill amortization, increased by 52.6 percent.

Wiper Systems produced a strong result driven by market share gains and a good performance in the automotive aftermarket. In particular, the range of aftermarket Teflon® blades (registered trademark of E.I. du Pont de Nemours Company) has been well received in both the USA and Europe and new platform wins have helped to improve original equipment margins. The consolidation of its manufacturing base continued with the closure of the plant in Buffalo, New York State with the transfer of activity to our existing facilities in Texas and Mexico, where all rubber extrusion is now concentrated. In Europe, an improved aftermarket performance was offset in part by the effect of production problems at the Pontypool facility following the relocation of a production line from Dunstable in the UK.

Fluid Systems (Net sales: Fiscal 2003 £221.8m; December 2002 £215.6m)

Net sales for Fiscal 2003 were up by 2.9 percent and operating income including income from associates and before restructuring costs and goodwill amortization for Fiscal 2003 stayed constant, compared to December 2002.

For net sales, period on period currency fluctuations resulted in a decrease of £13.1 million. Excluding currency fluctuations, the increase in sales was 9.5 percent and operating income including income from associates and before restructuring costs and goodwill amortization, increased by 6.9 percent.

Schrader Electronics maintained its global market leadership in remote tire pressure monitoring systems with sales up by over two thirds compared with 2002. In order to meet the ramp up of demand for its products, it is constructing a new facility in Northern Ireland, with production due to commence in May 2004. The pipeline of new products and new technology, such as wireless auto location and the snap-in sensor, continues to grow, providing Schrader Electronics with an innovative edge over its competition.

The group is also a leader in fuel vapor management systems required to meet increasingly stringent emission regulations across the world. Stant recently maintained its position as principal supplier of fuel closure caps to Ford with a new design that meets all present and anticipated legislation in the US and Europe. The team responsible for this product received our Charles C Gates Award as recognition for product innovation.

Other industrial & automotive (Net sales: Fiscal 2003 £273.5m; December 2002 £327.1m)

These businesses manufacture a range of products mainly for the automotive aftermarket. Lower sales reflected the disposal of Gates Formed-Fibre earlier in the year. Underlying sales and operating profit were ahead of last year.

Air Systems Components

	Sales		Operating income, including income from associates and before restructuring costs and goodwill amortization		Restructuring costs		Operating income, including income from associates and before goodwill amortization
		Change		Change		Change			Change
Analysis of movements from December 2002 to Fiscal 2003:
December 2003	500.4		50.9		(8.2)			42.7
Exchange rate effect	(44.3)		(4.1)		0.6		(3.5)

	456.1		46.8		(7.6)
Restructuring charges	—	—	—	—	3.5	46.1%	3.5
Underlying change
-Continuing operations	(8.2)	(1.8)%	(4.5)	(9.6)%	—	—	(4.5)

								(4.5)	(10.5)%

December 2003	447.9		42.3		(4.1)			38.2

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for Fiscal 2003, were down by 10.5 percent and 16.9 percent, respectively, compared to December 2002. After adjusting for the effect of exchange, underlying net sales and operating income decreased by 1.8 percent and 9.6 percent respectively.

New business accounted for a £6.6 million increase in sales, whilst a reduction in some of our markets caused a reduction of £14.6 million. A number of other factors resulted in the remaining decrease of £0.2 million.

Results for the first half of the year were affected by additional costs incurred in maintaining supply to customers during the closure and subsequent transfer of production from five facilities to other plants within the group. However, operating margins returned to double-digit levels in the second half. Air Systems Components continued to reduce its cost base through the group wide implementation of lean manufacturing. During 2003, this resulted in freeing up sufficient capacity to enable it to close its Junction City facility in December 2003 and to announce that a further facility will be closed in 2004. These closures gave rise to operating exceptional items of £4.1 million during the year.

Significant and high profile new business gained during the year included Titus’s contracts for Visteon Village, Detroit, Miami International Airport and a major headquarters building in the United Arab Emirates. Talks are progressing with a major customer to enable Air Systems Components to increase its penetration into the rapidly growing Chinese commercial construction market.

Engineered & Construction Products

	Sales		Operating income, including income from associates and before restructuring costs and goodwill amortization		Restructuring costs		Operating income, including income from associates and before goodwill amortization
		Change		Change		Change			Change
Analysis of movements from December 2002 to Fiscal 2003:
December 2002	796.3		72.4		(1.6)			70.8
Exchange rate effect	(54.5)		(4.6)		0.1		(4.5)
Disposals	(32.6)		(5.8)		—		(5.8)

	709.2		62.0		(1.5)
Restructuring charges	—	—	—	—	(9.6)	(640.0)%	(9.6)
Underlying change
Continuing activities	14.8	2.1%	2.8	4.5%	—	—	2.8
Discontinued activities	1.3	0.2%	(1.2)	(1.9)%	—	—	(1.2)

								(18.3)	(25.8)%

December 2003	725.3		63.6		(11.1)			52.5

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for Fiscal 2003, were down by 8.9 percent and 12.2 percent, respectively, compared to December 2002. After adjusting for the effect of exchange and disposals, underlying net sales increased by 2.3 percent (continuing operations 2.1 percent; discontinued operations 0.2 percent) and underlying operating income including income from associates and before restructuring costs and goodwill amortization increased by 2.6 percent (continuing operations an increase of 4.5 percent; discontinued operations a decrease of 1.9 percent).

Of the underlying increase of £16.1 million in sales, £10.9 million arose from variances in volume, new business accounted for £1.2 million of the increase and a number of other factors resulted in the remaining increase of £4.0 million.

Lasco Bathware and Fittings (Net sales: 2003 £221.8m; 2002 £259.6m)

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for Fiscal 2003, were down by 14.6 percent and 30.5 percent, respectively, compared to December 2002.

For net sales, period on period currency fluctuations resulted in a decrease of £24.0 million. Excluding currency fluctuations,

the decrease in sales was 2.2 percent and operating income including income from associates and before restructuring costs and goodwill amortization, decreased by 22.0 percent.

Overall, Lasco’s underlying sales were slightly down on last year. In the residential construction market Lasco’s sales were down on last year, although it made significant progress in replacing sales lost when a key original equipment customer decided to exit the business earlier in the year. Lasco Fittings achieved sales similar to last year but margins were reduced by further rises in PVC raw material prices, which it was unable to pass on in full to customers.

Dexter Wheels & Axles (Net sales: 2003 £175.2m; 2002 £185.8m)

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for Fiscal 2003, were down by 5.7 percent, and up by 3.1 percent, respectively, compared to December 2002.

For net sales, period on period currency fluctuations resulted in a decrease of £17.2 million. Excluding currency fluctuations, the increase in sales was 3.9 percent and operating income including income from associates and before restructuring costs and goodwill amortization, increased by 12.2 percent.

Increased demand in the industrial and utility and recreational vehicle markets more than offset a significant decline in manufactured housing.

Philips Doors and Windows (Net sales: 2003 £150.1m; 2002 £158.2m)

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for Fiscal 2003, were down by 5.1 percent and 2.9 percent, respectively, compared to December 2002.

For net sales, period on period currency fluctuations resulted in a decrease of £14.5 million. Excluding currency fluctuations, the increase in sales was 4.5 percent and operating income including income from associates and before restructuring costs and goodwill amortization, increased by 6.3 percent.

Philips produced an increase in underlying sales of 4.5 percent with strong growth in sales to the residential construction market more than compensating for a further decline in manufactured housing and, for the first time, residential construction became its largest market segment.

Material handling (Net sales: 2003 £101.1m; 2002 £99.0m)

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for Fiscal 2003, were up by 2.1 percent and 144.7 percent, respectively, compared to December 2002.

For net sales, period on period currency fluctuations resulted in a decrease of £4.7 million. Excluding currency fluctuations, the increase in sales was 7.2 percent and operating income including income from associates and before restructuring costs and goodwill amortization, increased by 147.7 percent.

Material Handling saw a return to profit on an underlying basis on an increase in underlying sales of 7.2 percent. Better order intake and improved contract margins as well as the lower fixed costs due to a plant closure in the previous year all contributed to the turnaround in performance.

Valves, taps and mixers (Net sales: 2003 £77.1m; 2002 £93.7m)

During the year, Milliken Valve Co Inc. was sold for £4.5 million and the business and assets of Cobra were sold for £7.4 million. Since the year-end, the remaining valves, taps and mixers businesses, Hattersley Newman Hender and Pegler, were sold for £13.0 million before expected additional costs. The businesses have been treated as discontinued in the financial information.

Eight months ended December 31, 2002 (“2002 Transition Period”) compared with the eight months ended December 22, 2001 (“2001 Transition Period”)

This commentary compares the results for the 2002 Transition Period with the unaudited results for the 2001 Transition Period. The consolidated statement of income, and the relevant segmental analysis for the two periods are set out below.

Consolidated statement of income

	2002 Transition Period		2001 Transition Period
			(unaudited)
	£ million		£ million
Net sales	2,097.2		2,225.6
Cost of sales	(1,496.2)		(1,615.1)

Gross profit	601.0		610.5
Distribution expenses	(254.3)		(267.3)
Administrative expenses	(203.6)		(176.7)

Operating income	143.1		166.5
Share of income from associates	0.7		0.4

Operating income including associates	143.8		166.9
Net profit/(loss) on disposal of subsidiary companies	7.1		(65.4)
Provision for loss on exit of business	3.5		66.0
Profit on disposal of fixed assets	—		8.3

Profit before interest	154.4		175.8
Interest income	18.2		34.6
Interest expense	(19.5)		(29.9)

Income before taxes	153.1		180.5
Taxes on income	(29.2)		(55.8)

Income before minority interests	123.9		124.7
Equity minority interest	(6.1)		(3.4)

Income before preference dividend	117.8		121.3
Preference dividend	(24.5)		(25.5)

Net income attributable to Ordinary Shareholders	93.3		95.8

Basic income per Ordinary Share	12.10	p	12.35	p
Diluted income per Ordinary Share	11.82	p	12.13	p

Segmental Analysis	Industrial & Automotive	Air Systems Components	Engineered & Construction Products	Central Costs	Total
	£ million	£ million	£ million	£ million	£ million
2002 Transition Period
Net sales	1,263.9	325.7	507.6	—	2,097.2

Operating income	91.6	20.0	46.7	(15.2)	143.1
Share of income from associates	0.3	—	0.4	—	0.7

Operating income including associates	91.9	20.0	47.1	(15.2)	143.8
Add back: Goodwill amortization	0.9	5.6	0.3	—	6.8

	92.8	25.6	47.4	(15.2)	150.6
Add back: Restructuring costs	22.2	8.2	1.6	—	32.0

Operating income, including associates, before restructuring costs and goodwill amortization	115.0	33.8	49.0	(15.2)	182.6

Operating Margin	7.3%	6.1%	9.2%	—	6.8%
Operating Margin (including income from associates, before restructuring costs and goodwill amortization)	9.1%	10.4%	9.7%	—	8.7%
2001 Transition Period (unaudited)
Net sales	1,301.1	341.7	582.8	—	2,225.6

Operating income	93.1	31.1	54.0	(11.7)	166.5
Share of income from associates	0.3	—	0.1	—	0.4

Operating income including associates	93.4	31.1	54.1	(11.7)	166.9
Add back: Goodwill amortization	1.0	5.6	0.3	—	6.9

	94.4	36.7	54.4	(11.7)	173.8
Add back: Restructuring costs	12.0	—	—	—	12.0

Operating income, including associates, before restructuring costs and goodwill amortization	106.4	36.7	54.4	(11.7)	185.8

Operating Margin	7.2%	9.1%	9.3%	—	7.5%
Operating Margin (including income from associates, before restructuring costs and goodwill amortization)	8.2%	10.7%	9.3%	—	8.3%

Group

	Sales		Operating income
	£ million	Change	£ million
Analysis of movements from the 2001 transition period to the 2002 transition period:
2001 Transition Period (Unaudited)	2,225.6		166.5
Exchange rate effect	(130.3)		(12.8)
Increased restructuring charges	—		(20.0)
Disposals	(53.5)		(2.9)

	2,041.8		130.8
Acquisitions	24.1	1.2%	1.1
Underlying change Continuing Operations	31.3	1.5%	11.2

2002 Transition Period	2,097.2		143.1

Movements in exchange rates, our restructuring initiatives, and acquisitions and disposals affect sales and operating income. Around 70 percent of our sales are US dollar denominated and so the weakening of the US dollar in the period reduced our turnover in the 2002 Transition Period and operating income when translated into pounds sterling. The average exchange rate was £1.00=$1.53 in the eight-month period ended December 31, 2002, compared to a rate of £1.00=$1.43 for the eight-month period ended December 22, 2001. The period ended December 22, 2001 has been used for the 2001 Transition Period since December 22, 2001 was the Company’s internal reporting period end. The eight-month period ended December 31, 2002 consists of 245 days compared with 236 days in the period ended December 22, 2001.

The Company’s net sales were £2,097.2 million for the 2002 Transition Period compared to £2,225.6 million for the 2001 Transition Period, a decrease of 5.8 percent.

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

The Company’s operating margin was 6.8 percent compared with 7.5 percent in the comparable period.

During the 2002 Transition Period there were £32.0 million of restructuring costs charged to the consolidated income statement, classified as operating exceptional items, compared with £12.0 million in the 2001 Transition Period. The major projects included moving a cord treatment facility from Denver, Colorado to Columbia, Missouri and finalizing the arrangements for the closure of our Wiper Systems factory in Dunstable, England. The closure of the Wiper Systems plant in Buffalo, New York was provided for in December 2002. In Air Systems Components the Company closed, or announced the closure of, seven plants with manufacturing being transferred to other existing facilities, particularly in Mexicali, Mexico. Dearborn Mid-West, within Engineered & Construction Products, announced the closure of its Kansas City facility in response to reduced levels of business.

The £32.0 million of restructuring costs include the following:

£’million
Restructuring Costs
Severance costs	7.3
Pension costs	8.0
Plant closure costs	2.8
Fixed asset writedowns	6.1
Other	7.8

Total	32.0

The movement on restructuring provisions is as follows:

£’million
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

The Industrial & Automotive adjusted operating margin stood at 9.1 percent (2001 Transition Period: 8.2 percent), Air Systems Components at 10.4 percent (2001 Transition Period: 10.7 percent) and Engineered & Construction Products at 9.7 percent (2001 Transition Period: 9.3 percent).

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

The following paragraphs discuss the results by segment (see table in Item 4.B. “Business Overview”).

Industrial & Automotive

	Sales		Operating income, including income from associates and before restructuring costs and goodwill amortization		Restructuring costs		Operating income, including income from associates and before goodwill amortization
		Change		Change		Change			Change
Analysis of movements from the 2001 transition period to the 2002 transition period:
2001 Transition Period (Unaudited)	1,301.1		106.4		(12.0)			94.4
Exchange rate effect	(73.1)		(7.3)		—		(7.3)
Disposals	(39.0)		(1.5)		—		(1.5)

	1,189.0		97.6		(12.0)
Restructuring charges	—	—	—	—	(10.2)	85.0%	(10.2)
Underlying change
-Continuing operations	74.9	6.3%	17.4	17.8%	—	—	17.4

								(1.6)	(1.7)%

2002 Transition Period	1,263.9		115.0		(22.2)			92.8

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for the 2002 Transition Period were down by 2.9 percent and up by 8.1 percent, respectively, compared to 2001. After adjusting for the effect of exchange and disposals, underlying sales increased by 6.3 percent and underlying operating income including income from associates and before restructuring costs and goodwill amortization increased by 17.8 percent. Of the underlying increase in sales of £74.9 million, £68.2 million arose from variances in volume and new business accounted for £7.6 million. A number of other factors resulted in the remaining increase of £0.9 million.

Automotive production around the world was strong during the 2002 Transition Period, especially in the USA, and product innovation and cost competitiveness enabled the group to achieve substantial improvements in market share across many of Tomkins businesses.

The automotive aftermarket also grew as the number of light vehicles worldwide continued to expand in response to demographic changes. Global industrial original equipment production, however, was lower, although there was some improvement in replacement sales, due in part to restocking by distributors.

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

Power Transmission (Net sales: 2002 £519.6m; 2001 £518.0m)

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for the 2002 Transition Period were up by 0.3 percent and 3.2 percent respectively compared to the 2001 Transition Period.

For net sales, period on period currency fluctuations resulted in a decrease of £24.5 million. Excluding currency fluctuations, the increase in sales was 5.3 percent and operating income including income from associates and before goodwill amortization, increased by 0.7 percent. Of this, restructuring charges resulted in a decrease of 9.5 percent, leaving an underlying increase of 10.2 percent.

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

Fluid Power (Net sales: 2002 £207.6m; 2001 £211.1m)

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for the 2002 Transition Period were down by 1.7 percent and up by 47.9 percent, respectively, compared to the 2001 Transition Period.

For net sales, period on period currency fluctuations resulted in a decrease of £14.9 million. After adjusting for this, the underlying increase in sales was 5.8 percent. After adjusting for currency fluctuations, operating income including income from associates and before goodwill amortization, increased by 30.7 percent. Of this, restructuring charges resulted in a decrease of 30.7 percent, which represents an underlying increase of 61.4 percent.

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

Wiper Systems (Net sales: 2002 £191.1m; 2001 £178.8m)

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for the 2002 Transition Period were up by 6.9 percent and 13.5 percent respectively compared to the 2001 Transition Period.

For net sales, period on period currency fluctuations resulted in a decrease of £12.6 million. After adjusting for this, the underlying increase in net sales was 15.0 percent. After adjusting for currency fluctuations, operating income including income from associates and before goodwill amortization, increased by 19.1 percent. After adjusting for restructuring charges, the underlying increase was 23.5 percent.

Strong performance in both the automotive original equipment market and automotive aftermarket delivered gains for Wiper Systems. Changes to product mix continued to deliver small improvements to margins. In particular, the beam blade continues to gain ground in the OEM market and a heavy-duty winter blade has been added to the Teflon® blade range for the aftermarket.

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

Fluid Systems (Net sales: 2002 £153.7m; 2001 £159.2m)

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for the 2002 Transition Period were down by 3.5 percent and up by 5.0 percent, respectively, compared to the 2001 Transition Period.

For net sales, period on period currency fluctuations resulted in a decrease of £7.6 million. After adjusting for currency fluctuations, the underlying increase in net sales was 1.4 percent and operating income including income from associates and before goodwill amortization, increased by 3.6 percent.

Fluid Systems’ Schrader Electronics maintained its global market leadership in RTPMS during the period. Schrader has a contract to supply approximately one-third of DaimlerChrysler’s RTPMS requirements from model-year 2005 onwards, and now holds significant contracts to supply RTPMS to most of the world’s major car manufacturers.

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

Air Systems Components

	Sales		Operating income, including income from associates and before restructuring costs and goodwill amortization		Restructuring costs		Operating income, including income from associates and before goodwill amortization
		Change		Change		Change			Change
Analysis of movements from the 2001 transition period to the 2002 transition period:
2001 Transition Period (Unaudited)	341.7		36.7		—			36.7
Exchange rate effect	(21.5)		(2.3)		—		(2.3)

	320.2		34.4		—
Acquisitions	24.1	7.5%	1.2		—		1.2
Restructuring charges	—	—	—	—	(8.2)	100%	(8.2)
Underlying change -Continuing operations	(18.6)	(5.8)%	(1.8)	(5.2)%	—	—	(1.8)

								(11.1)	(30.2)%

2002 Transition Period	325.7		33.8		(8.2)			25.6

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for the 2002 Transition Period were down by 4.7 percent and 7.9 percent respectively compared to the 2001 Transition Period. After adjusting for the effect of exchange and disposals, underlying sales and operating income including income from associates and before restructuring costs and goodwill amortization decreased by 5.8 percent and 5.2 percent respectively.

Much of the competitive strength of the Air Systems Components business is built on the strong branded product offering to the building and construction industry and the management of the relationships in the channels to market.

These results were affected a significant decline in activity in the segments major market, US non-residential construction. Statistics from Dodge show that the US residential construction market, buoyed by low interest rates, grew by around 3 percent during calendar year 2002. In contrast the much larger US non-residential construction market, which represents around 60 percent of the segment’s net sales, declined by around 16 percent and is now some 25 percent below its peak in 2000.

Our focus on creating efficiencies – including the adoption of lean manufacturing practices, combined with strict cost control – has helped mitigate the effects of reduced volume in the non-residential construction market and to maintain operating margins before operating exceptional items and goodwill amortization at over 10 percent for the 2002 Transition Period.

Also in September 2002, a drive to reduce our cost base by rationalizing manufacturing capacity continued, with the closure of two US plants and the transfer of production to other facilities. These strategic manufacturing initiatives gave rise to operating exceptional items of £8.2 million in the 2002 Transition Period. As part of the Company’s overall initiative to create a more efficient cost base, there has been an acceleration of the closure program for other sites in the current year and a further five facilities have been closed.

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

Engineered & Construction Products

	Sales		Operating income, including income from associates and before restructuring costs and goodwill amortization		Restructuring costs		Operating income, including income from associates and before goodwill amortization
		Change		Change		Change			Change
Analysis of movements from the 2001 transition period to the 2002 transition period:
2001 Transition Period (Unaudited)	582.8		54.4		—			54.4
Exchange rate effect	(35.7)		(3.8)		—		(3.8)
Disposals	(14.5)		(1.4)		—		(1.4)

	532.6		49.2		—
Restructuring charges	—	—	—	—	(1.6)	(100.0)%	(1.6)
Underlying change Continuing activities	(25.0)	(4.7)%	(0.2)	(0.4)%	—	—	(0.2)

								(7.0)	(12.9)%

2002 Transition Period	507.6		49.0		(1.6)			47.4

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for the 2002 Transition Period were down by 12.9 percent and 9.9 percent respectively compared to the 2001 Transition Period. After adjusting for the effect of exchange and disposals, underlying sales and operating income including income from associates and before restructuring costs and goodwill amortization decreased by 4.7 percent and 0.4 percent respectively. Of the underlying decrease in sales of £25.0 million, £26.4 million arose from variances in volume against an increase of £1.4 million due to price increases.

Lasco Bathware and Fittings (Net sales: 2002 £161.0m; 2001 £185.5m)

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for the 2002 Transition Period were down by 13.2 percent and 18.8 percent respectively compared to the 2001 Transition Period.

For net sales, period on period currency fluctuations resulted in a decrease of £11.8 million. After adjusting for currency fluctuations, the effect of disposals was a decrease of 2.7 percent, leaving an underlying decrease in sales of 4.7 percent. After adjusting for currency fluctuations, operating income including income from associates and before goodwill amortization, decreased by 12.9 percent. Of this, disposals resulted in a decrease of 2.7 percent, leaving an underlying decrease of 10.2 percent.

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

Dexter Wheels & Axles (Net sales: 2002 £116.6m; 2001 £112.6m)

Dexter supplies non-drive axles and wheels for a variety of trailer applications. The recent recovery in the recreational vehicle market – along with the enduring strength of the industrial and utility markets – offset declines in the manufactured housing market, enabling Dexter to produce continued strong results.

Philips Doors and Windows (Net sales: 2002 £105.7m; 2001 £115.4m)

Net sales and operating income including income from associates and before restructuring costs and goodwill amortization for the 2002 Transition Period were down by 8.4 percent and 1.9 percent, respectively, compared to the 2001 Transition Period.

For net sales, period on period currency fluctuations resulted in a decrease of £7.5 million. After adjusting for currency fluctuations, the underlying decrease in net sales was 2.0 percent and operating income including income from associates and before goodwill amortization, was marginally ahead of the corresponding period the previous year. In a depressed manufactured housing market, Philips experienced some pricing pressure from competitors seeking to maintain market share. However, its market share of vinyl windows to the residential construction market increased and the company also benefited from the recovery in recreational vehicle sales.

Material handling (Net sales: 2002 £60.4m; 2001 £101.6m)

The severe downturn in the US and European capital equipment markets strongly affected the performance of our Material Handling businesses in the 2002 Transition Period. Mayfran’s net sales were down by 27.0 percent while Dearborn Mid-West suffered a 44.6 percent decline. Rigorous cost control helped to limit the decline in profitability. The result was a net loss of £2.9m in the 2002 Transition Period compared to a net income of £1.6m in the 2001 Transition Period. The closure of Dearborn Mid-West’s Kansas City facility created an exceptional item of £1.6 million, though a number of new contracts provided the company with an improved order pipeline.

Valves, taps and mixers (Net sales: 2002 £63.9m; 2001 £67.7m)

Our US and South African operations showed continued improvements last year, while sales and profits of our UK businesses were in line with the previous year despite the disruption caused by a fire at one of the major UK plants. Since the period end our US operation, Milliken Valve Co Inc. has been sold for $7.3 million. The company completed its exit from valves, taps and mixers with the sale of Pegler Limited and the business and assets of Hattersley Newman Hender Limited in January 2004.

Year Ended April 30, 2002 (“Fiscal 2002”) compared with the Year Ended April 30, 2001 (“Fiscal 2001”)

This commentary compares the results for Fiscal 2002 with the results for Fiscal 2001. The consolidated statement of income, and the relevant segmental analysis for the two fiscal years are set forth below.

Consolidated statement of income

	Fiscal 2002		Fiscal 2001
	£ million		£ million
Net sales	3,373.8		4,105.5
Cost of sales	(2,443.0)		(2,985.8)

Gross profit	930.8		1,119.7
Distribution expenses	(406.3)		(521.5)
Administrative expenses	(268.4)		(287.8)

Operating income	256.1		310.4
Share of (loss)/income from associates	(0.7)		0.1

Operating income including associates	255.4		310.5
Net profit/(loss) on disposal of subsidiary companies	(68.5)		(294.8)
Reversal of provision for loss on disposal of business	66.0		215.0
Impairment of goodwill	(3.5)		(42.2)
Impairment of assets	—		(23.8)
Profit on disposal of fixed assets	8.4		—

Profit before interest	257.8		164.7
Interest income	52.4		73.6
Interest expense	(45.8)		(94.3)

Income before taxes	264.4		144.0
Taxes on income	(71.5)		(86.9)

Income before minority interests	192.9		57.1
Equity minority interest	(5.4)		(3.8)

Income before preference dividend	187.5		53.3
Preference dividend	(39.3)		(37.6)

Net income attributable to Ordinary Shareholders	148.2		15.7

Basic income per Ordinary Share	19.16	p	1.83	p
Diluted income per Ordinary Share	18.78	p	1.83	p

Segmental Analysis

	Industrial & Automotive	Air Systems Components	Engineered & Construction Products	Food Manufacturing	Professional, Garden & Leisure Products	Central Costs	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Fiscal 2002
Net sales	1,985.9	516.4	871.5	—	—	—	3,373.8

Operating income	146.1	45.2	77.4	—	—	(12.6)	256.1
Share of loss from associates	(0.7)	—	—	—	—	—	(0.7)

Operating income including associates	145.4	45.2	77.4	—	—	(12.6)	255.4
Add back: Goodwill amortization	1.5	8.6	0.4	—	—	—	10.5

	146.9	53.8	77.8	—	—	(12.6)	265.9
Add back: Restructuring costs	26.1	—	—	—	—	—	26.1

Operating income, including associates, before restructuring costs and goodwill amortization	173.0	53.8	77.8	—	—	(12.6)	292.0

Operating Margin	7.4%	8.8%	8.9%	—	—	—	7.6%
Operating Margin (including income from associates, before restructuring costs and goodwill amortization)	8.7%	10.4%	8.9%	—	—	—	8.7%
Fiscal 2001
Net sales	1,968.3	487.9	878.9	562.1	208.3	—	4,105.5

Operating income	190.2	47.7	85.3	25.5	(14.3)	(24.0)	310.4
Share of loss from associates	0.3	—	(0.3)	0.3	(0.2)	—	0.1

Operating income including associates	190.5	47.7	85.0	25.8	(14.5)	(24.0)	310.5
Add back: Goodwill amortization	1.3	7.6	0.4	0.2	—	—	9.5

	191.8	55.3	85.4	26.0	(14.5)	(24.0)	320.0
Add back: Restructuring costs	(9.3)	—	—	—	—	5.9	(3.4)

Operating income, including associates, before restructuring costs and goodwill amortization	182.5	55.3	85.4	26.0	(14.5)	(18.1)	316.6

Operating Margin	9.7%	9.8%	9.7%	4.5%	—	—	7.6%
Operating Margin (including income from associates, before restructuring costs and goodwill amortization)	9.3%	11.3%	9.7%	4.6%	—	—	7.7%

Group

	Sales		Operating income
	£ million	Change	£ million
Analysis of movements from Fiscal 2001 to Fiscal 2002:
Fiscal 2001	4,105.5		310.4
Exchange rate effect	245.1		21.0
Change in restructuring charges & other one off items	—		(29.5)
Disposals	(834.6)		(11.6)

	3,516.0		290.3
Acquisitions	19.3	0.5%	(1.6)
Underlying change Continuing Operations	(161.5)	(4.6)%	(32.6)

Fiscal 2002	3,373.8		256.1

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

Operating income was £256.1 million for Fiscal 2002 compared with £310.4 million for Fiscal 2001. This includes goodwill amortization of £10.5 million in Fiscal 2002 and £9.5 million in Fiscal 2001. Associates produced a loss of £0.7 million in Fiscal 2002 compared with income of £0.1 million in Fiscal 2001.

Operating income was £256.1 million in 2002, a decrease of 17.5 percent compared to £310.4 million in 2001. The implementation of SMIs resulted in costs of £26.1 million, an increase of £16.7 million, which, combined with the non-recurrence of one off items in Fiscal 2001, namely the income arising from the Bando settlement of £18.7 million and strategic review costs of £9.4 million, resulted in a reduction of £29.5 million.

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

As a result of the above, the Company’s net income attributable to Ordinary Shareholders for Fiscal 2002 was £148.2 million, compared to net income of £15.7 million in Fiscal 2001.

Industrial & Automotive

	Sales		Operating income, including income from associates and before restructuring costs and goodwill amortization		Restructuring costs		Operating income, including income from associates and before goodwill amortization
	£million	Change	£million	Change	£ million	Change	£million		Change
Analysis of movements from Fiscal 2001 to Fiscal 2002:
Fiscal 2001	1,968.3		182.5		9.3			191.8
Exchange rate effect	88.3		8.5		1.0		9.5
Disposals	(29.1)		(5.1)		—		(5.1)

	2,027.5		185.9		10.3
Restructuring charges	—	—	—	—	(36.4)	—	(36.4)
Underlying change -Continuing operations	(41.6)	(2.0)%	(12.9)	(6.9)%	—	—	(12.9)

								(44.9)	(23.4)%

Fiscal 2002	1,985.9		173.0		(26.1)			146.9

During Fiscal 2002, the world’s automotive manufacturers produced a mixed performance with estimated production down around 10 percent in North America, flat in Europe and slightly lower in the Far East. In the USA, production levels were better than might have been the case after the tragic events of September 11, 2001, as customer incentives stimulated sales.

The Industrial & Automotive group reported sales for Fiscal 2002 in line with the previous year at £1,985.9 million (2001 - £1,968.3 million). After adjusting for the effect of exchange and disposals, there was an underlying decrease in sales of £41.6 million. Of this, £61.0 million arose from variances in volume. This was offset by an increase of £10.7 million as a result of price increases and new business of £23.6 million. Other factors resulted in the remaining decrease of £14.9 million.

Operating income including income from associates and before goodwill amortization of £146.9 million (2001 - £191.8 million) included charges of £26.1 million for restructuring costs across a number of its businesses (2001 - 9.3 million after crediting exceptional income of £18.7 million on the Bando settlement and charging restructuring costs of £9.4 million). Excluding the effects of currency translation, disposals and the restructuring costs and non-recurrence of the income arising from the Bando settlement, operating income including income from associates and before goodwill amortization was down £19.0 million, being 6.9 percent, compared to the previous year. Of this decrease, £54.2 million arose from variances in volume. This was offset by an increase of £0.2 million as a result of price increases and new business of £4.5 million. Manufacturing efficiencies reduced operating expenditure by £14.8 million and other factors resulted in the remaining increase of £15.7 million.

Operating margin before restructuring costs was 8.7 percent (2001 - 9.3 percent before restructuring costs and other operating exceptional items) with cost savings and product and market mix largely mitigating the effect of operational gearing from lower volumes and pricing pressures.

During Fiscal 2002, manufacturing cost improvement programs contributed approximately £15 million in cost savings and head count was reduced by approximately 6.5 percent. We also made significant progress in improving efficiencies across many of our plants by the use of lean manufacturing and six sigma techniques.

Power Transmission (40 percent of business group’s net sales in Fiscal 2002)

Although the reduction in world automotive production affected sales to OEMs, this decline was offset by sales in the less cyclical aftermarket. Therefore net sales during Fiscal 2002 were down approximately 0.3 percent compared with Fiscal 2001 and operating income including income from associates and before goodwill amortization was higher by 8.9 percent.

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

New product initiatives continued with sales being achieved for Tuffcoat, a patented plating process, Xtratuff, an abrasion resistant covering for hose and Jiffy-Tite Coupling and Nylon Air-Brake hose for the truck and bus program.

Wiper Systems (14 percent of business group’s net sales in Fiscal 2002)

Overall sales in this division declined by approximately 1.8 percent in Fiscal 2002, mainly due to the effect of the division’s current dependence upon the weaker North American market, lower production volumes of some of its major platforms such as the Ford Explorer and pricing pressures, offset by an increase in aftermarket sales resulting from the launch of the Teflon® blade. Although the division benefited from cost improvement programs, particularly in Europe and Australia, the operational gearing effect of the reduced sales caused profits to fall by 1.4 percent.

In Fiscal 2002, the Company decided to close the Dunstable facility in England, with production moving to Pontypool in Wales and to Mexico. A charge of £13.2 million was incurred during Fiscal 2002 for the restructuring cost of the project.

Fluid Systems (12 percent of business group’s net sales in Fiscal 2002)

As in our other divisions, Fluid Systems was affected by the decline in the North American automotive original equipment production. However, sales of its innovative and market leading RTPMS contributed to a 8.2 percent increase in divisional sales in Fiscal 2002. Operating income including income from associates and before goodwill amortization increased by 15.5 percent, with lower profits in North America and France offsetting the benefits from remote tire pressure monitoring.

The division has been quick to respond to the opportunities created by stricter environmental and safety legislation and this has led to substantial new business during Fiscal 2002. Stant has developed a range of new advanced valves for use in automotive fuel systems to prevent vapor leakage during filling up. In the US, final TREAD Act 2000 regulations have been published, which will gradually make direct or indirect tire pressure monitoring compulsory for all vehicles sold there. In Europe the product is being promoted as an important safety feature and is being adopted without legislation. Schrader Electronics has been awarded the largest single contract so far for this technology with an order for its direct RTPMS system from General Motors, supplying all its light truck platforms sold into the US market. In addition Ford in the US has confirmed Schrader Electronics as their only direct RTPMS system supplier through to 2005 with substantial volume on the entire Ford sport utility vehicle range confirming Schrader as the lead supplier of this technology. Schrader now supplies a long list of vehicle manufacturers including GM, Ford, Daimler-Chrysler, Renault, PSA, Nissan, and Opel, with several others in development contract stage.

Other industrial & automotive sales (18 percent of business group’s net sales in Fiscal 2002)

Sales and operating income of other industrial & automotive products, which are primarily aftermarket products, were substantially unchanged. Since the end of Fiscal 2002, the UK based Gates consumer and industrial products division, which included Tredaire carpet underlay and Hunter wellingtons, was sold for £24 million in cash.

Air Systems Components

	Sales		Operating income, including income from associates and goodwill amortization *
	£ million	Change	£ million	Change
Fiscal 2001	487.9		55.3
Exchange rate effect	50.9		6.0

	538.8		61.3
Acquisitions	19.3	3.6%	(1.5)	(2.4)%
Underlying change
Continuing Operations	(41.7)	(7.7)%	(6.0)	(9.8)%

Fiscal 2002	516.4		53.8

*	There were no restructuring costs in Air Systems Components for the periods concerned.

Operating mainly within North America, these businesses faced contrasting market conditions in Fiscal 2002, with weaker commercial and industrial construction activity and a volatile but stronger than expected residential market. In the calendar year 2001, US non-residential construction spending was down by approximately 7 percent (a reduction in square footage of approximately 12 percent) but residential housing starts increased by approximately 4 percent. Sales in Fiscal 2002 were ahead of Fiscal 2001 at £516.4 million (2001 - £487.9 million) but operating income including income from associates and before goodwill amortization was lower at £53.8 million (2001 - £55.3 million). Adjusting for currency fluctuations and acquisitions, net sales and operating income including income from associates and before goodwill amortization was lower by 7.7 percent and 9.8 percent, respectively. Lower operating margins of 10.4 percent in Fiscal 2002 (2001 - 11.3 percent) reflected the operational gearing effect of lower volumes and some pricing pressures in the residential market, offset by a favorable product mix and the benefit of cost reduction initiatives.

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

Sales and profits in the US residential market in Fiscal 2002 were in line with Fiscal 2001 despite strong competitive pricing pressures. American Metal Products, which was acquired November 2001, was fully integrated in Fiscal 2002. This acquisition broadened our product offering by the inclusion of venting and gutter protection ranges, strengthened our manufacturing base with plants in Mississippi and Mexico, and expanded our distribution capabilities, particularly into the important US west coast market.

Sales of components to OEMs in the commercial heating, ventilation and air conditioning market were lower in Fiscal 2002. Weakened markets, coupled with several customers reducing their levels of inventory, led to sales and profits being substantially lower than Fiscal 2001. The industrial and commercial markets experienced operating income similar to the previous year, helped by continued improvements in efficiency and some market share gains. The Titus product range was expanded by the acquisition of the fan coil business of Superior Rex in November 2001. The new manufacturing facility in Thailand was commissioned during Fiscal 2002 and its initial product range, which included comfort control dampers, fire dampers and smoke dampers which were installed in Bangkok’s new mass rapid transport system, has been expanded.

Engineered & Construction Products

	Sales		Operating income, including income from associates and before restructuring costs and goodwill amortization
	£ million	Change	£ million	Change
Fiscal 2001	878.9		85.4
Exchange rate effect	77.0		7.1
Disposals	(6.2)		(0.6)

	949.7		91.9
Underlying change
Continuing Operations	(78.2)	(8.2)%	(14.1)	(15.3)%

Fiscal 2002	871.5		77.8

*	There were no restructuring costs in the Engineered & Construction Products for the periods concerned

Overall net sales were in line with Fiscal 2001 at £871.5 million (2001 - £878.9 million) but operating income including income from associates and before goodwill amortization was reduced to £77.8 million (2001 - £85.4 million). In constant currencies, and adjusting for disposals, sales were down 8.2 percent and operating income including income from associates and before goodwill amortization was down 15.3 percent.

Of the underlying decrease of £78.2 million in sales, £67.1 million was due to volume reductions. The balance arose from a reduction in some of our markets. Of the underlying decrease of £14.1 million in operating income including income from associates and before goodwill amortization, £11.9 million arose from volume reductions. The balance arose from a reduction in some of our markets.

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

Lasco Bathware and Fittings (33 percent of business group’s net sales in Fiscal 2002)

Overall sales in local currencies increased by 6.4 percent compared with Fiscal 2001 and operating income including income from associates and before goodwill amortization increased by 5.1 percent compared with Fiscal 2001. Bathware performance in Fiscal 2002 was helped by relatively buoyant US residential construction and home improvement markets and its relationship to supply own label products to Whirlpool. Fittings’ important irrigation market was weaker in Fiscal 2002 and PVC raw material price increases cut into margins. After the end of Fiscal 2002, Lasco Composites was sold to Crane Co. for $43.5 million in cash.

Dexter Wheels & Axles (21 percent of business group’s net sales in Fiscal 2002)

Dexter, which supplies wheels and non-drive axles for recreational vehicles, manufactured housing and truck and other trailers experienced a 4.1 percent decrease in sales (in local currency) in Fiscal 2002. The decrease in sales, which was caused by the depressed state of some of Dexter’s major markets was mitigated by improvements in manufacturing efficiency and strict cost control. In particular, Dexter did well in the utility and industrial market and in the improving recreational vehicle market.

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

Material handling (16 percent of business group’s net sales in Fiscal 2002)

Dearborn Mid West, whose principal customers are the large US automobile manufacturers and the US Postal Service, had sales and profits substantially lower than in Fiscal 2001. Automotive manufacturers significantly reduced their capital investment and refurbishment projects and the US Postal Service diverted investment towards the detection of dangerous contaminants in the mail following the tragic events of September 11, 2001. Mayfran, which supplies waste handling systems to the engineering industry around the world, did well in a weak market with sales and profits similar to last year.

Valves, taps and mixers (11 percent of business group’s net sales in Fiscal 2002)

The UK business was affected by the slowdown in the UK construction market and the consequent inventory reduction by distributors resulting in lower sales and operating income. In South Africa and North America trading performance in Fiscal 2002 was marginally ahead of Fiscal 2001, despite weak markets. The Company completed its exit from valves, taps and mixers with the sale of Pegler Limited and the business and assets of Hattersley Newman Hender Limited in January 2004.

Professional, Garden & Leisure Products

The Company completed its exit of its Professional, Garden & Leisure Products business with the disposal of Smith & Wesson on May 11, 2001.

US GAAP Reconciliation

Net income under US GAAP for the Fiscal 2003 was £265.4 million, compared to a net income for the same period of £171.8 million under UK GAAP. The primary differences between the net income amount under US GAAP and UK GAAP arose from the treatment of goodwill and the treatment of costs associated with exit or disposal activities, as well as differences in accounting for intangible assets, inventory, pension costs, share options, capitalized interest, derivatives, restructuring costs and deferred tax under US GAAP.

Tomkins adopted US Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” with effect from May 1, 2002. On adoption of this standard, an initial impairment of £32.7 million was recognized (Industrial & Automotive segment - £4.1 million, Engineered & Construction Products segment - £28.6 million) and amortization ceased. There was no goodwill amortization charged to operating profit in Fiscal 2003, whilst four months’ amortization was charged in the year ended December 2002.

Shareholders’ equity under US GAAP was £1,506.6 million at January 3, 2004. The adjustments from UK GAAP reflect the cumulative effect of adjustments noted above.

Net income under US GAAP for the 2002 Transition Period was £77.1 million, compared to a net income for the same period of £117.8 million under UK GAAP. The primary differences between the net income amount under US GAAP and UK GAAP related to an impairment of goodwill (£30.9 million: Industrial & Automotive segment - £18.7 million, Engineered & Construction Products segment - £12.2 million), as well as differences in accounting for pension costs, goodwill amortization, share options and derivatives under US GAAP.

Net income under US GAAP for Fiscal 2002 was £149.6 million, compared to a net income for the same period of £187.5 million under UK GAAP. The primary differences between the net income amount under US GAAP and UK GAAP related to additional amortization of goodwill (£26.8 million) primarily resulting from acquisitions completed before March 31, 1998, as well as differences in accounting for pension costs, loss on disposal of operations and derivatives under US GAAP.

Net income under US GAAP for Fiscal 2001 was £64.4 million, compared to net income for the same period of £53.3 million under UK GAAP. The primary differences between the net income amount under US GAAP and UK GAAP related to additional amortization of goodwill (£25.4 million) primarily resulting from acquisitions completed before March 31, 1998, as well as differences in accounting for pension costs, deferred income taxes and impaired goodwill under US GAAP.

Differences between US GAAP and UK GAAP exist in the presentation of certain financial statement line items such as cost of goods sold, exceptional items, gain on sale of business, operating costs, dividends, investment in own shares and preference shares.

For a further explanation of the differences between UK GAAP and US GAAP, including a summary of the impact of recently issued US accounting standards; please refer to Note 26 to our consolidated financial statements included elsewhere in this report.

Effect of Inflation

We do not believe that inflation has had a material effect on the Company’s financial condition or results of operations during Fiscal 2003, the transition period and the two years ended April 30, 2002.

Effect of Foreign Currency

See Item 11. “Quantitative and Qualitative Disclosures about Market Risk”, and also Note 25 of Notes to the consolidated financial statements for further discussion.

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

Pension and Other Post retirement Benefits

The determination of our obligation and expense for pension and other post retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions, which are reviewed annually by the Company, are described in Note 23 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation, healthcare costs and other economic and demographic factors.

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

We disclose our pension and post retirement benefits in accordance with accounting principles generally accepted in the United Kingdom. We currently apply Statement of Standard Accounting Practice No. 24 “Pension Costs”, under which the cost of pension plans and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over the employees’ working lives with the Group. Actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post retirement obligations and our future expense.

As permitted by the transitional arrangements of Financial Reporting Standard No. 17 “Retirement benefits” (“FRS 17”) Tomkins has elected to defer its implementation. The disclosures required under the transitional arrangements are set out in note 23 to the consolidated financial statements.

As required under FRS 17, the assets of our defined benefit schemes have been measured at fair value on January 3, 2004. The liabilities have been measured using the projected unit method and are discounted at the current rate of return on high quality corporate bonds of equivalent terms and currency to the liabilities. The discount rates used were:

	January 3, 2004	December 31, 2002
United Kingdom	5.5%	5.75%
United States of America	6.1%	6.5%
Other countries	2.0% - 6.5%	2.0% - 13.0%

The FRS 17 disclosures show that on January 3, 2004, the present value of scheme liabilities for the Group’s defined benefit plans exceeded the market value of scheme assets by £148.2 million, compared to £194.8 million at December 31, 2002. The reduction in the under-funded status of the plans is primarily due to the impact of a less unfavorable asset return environment and an increase in the market value of scheme assets. A future deterioration in asset prices or changes to long term interest rates could adversely affect the deficit and have an adverse effect on our business, financial condition or results of operations. Cash contributions to the scheme in Fiscal 2003 were £23 million and £43.4 million was charged to the profit and loss account. At January 3, 2004, pension related assets of £25.3 million and pension related liabilities of £53.4 million were included in debtors and creditors respectively.

Tomkins decreased its healthcare cost assumption with respect to our most significant post retirement plans, from 11.66% for Fiscal 2003, decreasing to 5.03% by 2011, to 10.60% for Fiscal 2004, decreasing to 4.50% by 2011.

Valuation of Long-Lived Assets and Investments

We periodically review the carrying value of our long-lived assets and investments for continued appropriateness and when events and changes in circumstances occur that would more likely than not reduce the fair value of the Company’s reporting units below their carrying value. This review is based upon our projections of anticipated future cash flows. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rate, long-term growth rate and appropriate market comparables. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations. The Company’s assessments of impairment of long-lived assets, including goodwill and purchased intangible assets, and its periodic review of the remaining useful lives of its long-lived assets are an integral part of the Company’s ongoing strategic review of the business and operations, and are also performed in conjunction with the Company’s periodic restructuring actions. Therefore future changes in the Company’s strategy could impact the projected future operating results that are inherent in the Company’s estimates of fair value resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets and goodwill could change and, therefore, impact the assessments of impairment in the future.

Environmental Commitments

We accrue for environmental liabilities based on estimates of known environmental remediation exposures. The liabilities include accruals for sites owned and formerly owned by Tomkins. Our cost estimates include remediation and the long term monitoring of relevant sites and may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of remediation. An ongoing monitoring and identification process is in place to assess how the activities with respect to the known exposures are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown. Environmental provisions totaling £7.2 million were included in the consolidated balance sheet at January 3, 2004.

Inventory

We reduce the carrying value of our inventory based on estimates of what is excess, slow moving and obsolete. In addition we reduce the carrying value of inventory whose carrying value is in excess of net realizable value. These write-downs are based on current assessments of future demand, market conditions and related management initiatives. We would be required to further reduce the carrying value of this inventory if, in the future, we determined that the market conditions and actual demands were less favorable than those projected and as a result inventory was overvalued. The subsequent write-down would be charged to the income statement at the time such determination was made. If, in the future, we determined that the inventory write-downs were overstated and inventory was undervalued, we would recognize the increase to earnings at the time the related inventory was sold. However, historically actual results have not differed materially from management’s estimates.

Tax

Our tax charge is based on the profit for the year and takes into account tax deferred due to timing differences between the treatment of certain items for tax and accounting purposes. We provide for deferred tax in accordance with accounting principles generally accepted in the United Kingdom. Deferred tax is provided in full on all liabilities. Deferred tax assets are recognized to the extent it is regarded that it is more than likely than not that there will be suitable profits from which the future reversal of the underlying timing differences can be deducted and for this purpose Tomkins considers only future periods for which forecasts are prepared.

Tomkins operates within multiple tax jurisdictions and is subject to audit in those jurisdictions. These audits can involve complex issues, which may require an extended time period of time for resolution. Although we believe that adequate provision has been made for such issues, there is a possibility that the ultimate resolution of such issues could have an effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, resulting in a positive impact on earnings.

Recently Issued Accounting Standards

FIN No. 46R ‘Consolidation of Variable Interest Entities, an interpretation of ARB No. 51’

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN No. 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN No. 46R will have a material impact on its financial position and results of operations.

EITF Issue No. 00-21 ‘Revenue Arrangements with Multiple Deliverables’

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in Fiscal periods beginning after June 15, 2003. Tomkins is currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on its financial position and results of operations.

B. Liquidity and capital resources

The following summary highlights the principal movements affecting the net cash position. The Company continued to generate positive operating cash flow in the year ended January 3, 2004 and as of the period end date, the Company had net debt of £(264.7) million, compared to net cash of £157.6 million as at December 31, 2002.

	Fiscal 2003	December 2002
	£ million	£ million
Net cash inflow from operating activities (continuing activities) - (see note 9 to the Financial Statements)	332.0	217.9
Capital expenditure (net)	(114.0)	(94.6)
Tax paid (net)	(29.6)	(59.5)
Interest paid (net)	(9.6)	(4.4)
Preference dividends paid	(30.6)	(27.8)
Ordinary dividends paid	(97.5)	(57.2)
Redemption of redeemable convertible cumulative preference shares	(384.5)	—
Acquisitions and disposals	(105.1)	44.9
Other movements	(10.3)	0.3
Translation	26.9	(12.8)

Net funds movement	(422.3)	6.8

Details of net cash inflow from operating activities for the year ended January 3, 2004 are set forth in Note 9 to the consolidated financial statements.

Cash flow includes £34.3 million of restructuring costs and £29.9 million of capital expenditure cash flow associated with the various restructuring projects.

The following table sets forth our cash (and cash equivalents) and deposits and borrowings and the currency in which it is denominated.

	Pounds Sterling	US dollar	Euro	Canadian dollar	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Cash and deposits	59.5	65.8	12.2	11.2	30.7	179.4

Borrowings	(400.9)	(24.8)	(3.7)	(1.0)	(13.7)	(444.1)

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

In management’s opinion, our borrowing facilities, projected cash flows from operations and other short term borrowings will be sufficient to support our working capital needs, capital expenditure and debt service for at least the next twelve months.

Capital structure and financing

Our financing structure has been revised following the early redemption of our redeemable convertible cumulative preference shares in August 2003. The redemption price of $48.50 per share was at a $1.50 discount to the par value of $50.00 per share. The total redemption value including accrued dividends was $604.1 million. We financed the redemption with existing cash resources and the issuance of a £250 million sterling corporate bond, giving rise to the overall net debt position for the Group. The early redemption gave rise to a net gain of £10.8 million, which is reported in the income statement as profit attributable to shareholders. This amount is not included in the calculation of earnings per share.

Our medium term aim is to maintain an appropriate mix of equity and debt to ensure an efficient capital structure consistent with our desired investment grade financial profile. Our debt capacity is consistent with this aim and includes maintaining a level of interest and preference dividend cover of five times in the medium term. Our long term debt finance requirements are defined within these parameters and with an understanding of our future financing needs for capital investment, acquisitions and dividends.

We have a Global Medium Term Note Program under which Tomkins may issue Notes in each of the main currencies up to a total maximum principal amount of £750 million. We issued £150 million of bonds under the program in December 2001 with a 10 year maturity at a coupon of 8 percent.

In September 2003 we issued £250 million of bonds with a 12 year maturity at a coupon of 6.125 percent. The proceeds of this bond issue were used to finance the early redemption of the convertible redeemable preference shares, which took place in August 2003.

In the immediate future we plan to meet our debt requirements through the banking market.

Our committed bank borrowing facilities mainly comprise a multi-currency revolving credit facility of £400 million maturing in February 2009, which contains financial covenants relating to interest cover and net debt to EBITDA.

Financial risk management is the responsibility of our central treasury function, which operates within strict policies and guidelines approved by the Board. Compliance with these policies and guidelines is monitored through the regular reporting of treasury activities.

Interest rates

Interest rate exposures are managed by using interest rate swaps, options and forward rate agreements. A degree of fixed rate cover is maintained which is appropriate to the Company’s ongoing operations and capital structure.

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

The following table includes aggregate information about the Company’s material commercial commitments as of January 3, 2004. The Company guarantees the bank facilities of certain subsidiaries and the Group provides cash as security for letters of credit in order to reduce their cost.

Material commercial commitments	Total amounts committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	£ million	£ million	£ million	£ million	£ million
Guarantees / Standby letters of credit	156.2	143.6	—	—	12.6

C. Research and development, patents and licenses, etc.

Applied research and development is important to the Company’s manufacturing businesses. The Company does not have a group wide research and development program, although it maintains development centers in Japan, Europe and the United States. Companies within the Group are encouraged to review regularly their products and to develop them in accordance with perceived market trends. The Company’s measured expenditure on research and development was £58.6 million for the year ended January 3, 2004, £34.3 million for the eight-month period ended December 31, 2002, £54.1 million for the year ended April 30, 2002 and £46.0 million for the year ended April 30, 2001. Research and development expenditure is expensed in the period in which it is incurred.

D. Trend information

With around 70 percent of the Company’s profits derived from the United States, any changes in the value of the US dollar against pounds sterling is likely to effect reported earnings in pounds sterling.

Market outlook

Overall, we expect our main markets to show some improvements in 2004. The global industrial and automotive aftermarket, our most profitable market (around 29 percent of Group sales in 2003), is expected to show further modest growth in 2004 but we expect to outperform that market through new product introductions and geographical expansion. According to CSM Auto, a leading industry forecaster, the global automotive original equipment market (around 27 percent of Group sales in 2003) is expected to grow in 2004 by 4.7 percent to 59.3 million units, with modest growth in North America and Europe and 16 percent growth in Asia.

The US commercial construction market (around 11 percent of Group sales) has experienced a significant decline since its peak in 2000 but the Dodge Industry forecast at the start of the year indicated it should grow by around 2 percent in 2004.

The US residential construction market (around 14 percent of Group sales), which measured by new housing starts grew by 8.4 percent in 2003, and is forecast by the National Association of Home Builders to show a modest decline of 3.2 percent in 2004 but will remain at what are historically high levels.

See also Item 5 “Operating and Financial Review and Prospects—Operating Results” and in Item 4. “Information on the Company”.

E. Off balance sheet arrangements

The Company does not believe that it has any material off balance sheet arrangements.

F. Tabular disclosure of contractual obligations

Contractual obligations and commercial commitments

The Company’s consolidated contractual obligations and commercial commitments are summarized below, and are fully disclosed in the notes to the consolidated financial statements.

The following table includes aggregate information about the Company’s contractual obligations as of January 3, 2004 and the periods in which payments are due. Contractual commitments are items that the Company is obligated to pay in the future, but they are not required to be included on the consolidated balance sheet. The table does not include any potential obligations that may arise in respect of the Company’s pension schemes.

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	£ million	£ million	£ million	£ million	£ million
Debt	427.7	26.7	0.9	—	400.1
Capital lease obligations	16.4	3.5	6.5	1.3	5.1
Operating lease obligations	109.3	16.7	35.2	8.5	48.9
Purchase obligations*	73.2	45.7	25.3	0.6	1.6

Total	626.6	92.6	67.9	10.4	455.7

*	Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions; and the appropriate timing of the transaction.

G. Safe Harbor

See special note regarding forward-looking statement.

Item 6.	Directors, Senior Management and Employees

A. Directors and senior management

The directors and executive officers of Tomkins plc as of May 10, 2004 are as follows:

	Age as of May 10, 2004	Detail
Executive directors

J. Nicol	50	Chief Executive Officer
K. Lever	50	Chief Financial Officer

Non-executive directors

D.B. Newlands	57	Non-executive Chairman
N.N. Broadhurst	62	Non-executive director
J.M.J. Keenan	67	Non-executive director
K.J. Minton	67	Non-executive director
Sir Brian Pitman	72	Non-executive director
M.F. Wallach	61	Non-executive director

Executive officers

R. Bell	56	President - The Gates Rubber Company
D.J. Carroll	47	Executive Vice President
T.J. O’Halloran	56	President - Air Systems Components Division
G.S. Pappayliou	50	General Counsel
N.C. Porter	52	Company Secretary
M.T. Swain	50	Vice President – Special Projects
J.W. Zimmerman	41	Vice President – Corporate Development

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

Non-executive directors

D.B. Newlands was appointed a non-executive director of the Company in August 1999, and became Chairman in June 2000. He is non-executive Chairman of KESA Electricals plc, Deputy Chairman of The Standard Life Assurance Company and a director of a number of other companies. He was formerly finance director of The General Electric Company p.l.c. and non-executive Chairman of Britax International plc.

N.N. Broadhurst was appointed a non-executive director of the Company in December 2000. He is currently Chairman of Chloride Group PLC, and Freightliner Limited. He is also a non-executive director of Cattles plc, Old Mutual plc and United Utilities PLC. He was Group Finance Director of Railtrack PLC from 1994 to 2000.

J.M.J. Keenan was appointed a non-executive director of the Company in November 2001. He is presently a non-executive director of Marks and Spencer Group p.l.c., General Mills Inc. and the Body Shop International plc and is the patron of the advisory board of the Cambridge Centre for International Business and Management. Previously he was Chairman of Kraft International, Chief Executive of Guinness United Distillers & Vintners Limited and an executive director of Diageo plc until he retired in October 2001.

K.J. Minton was appointed a non-executive director of the Company in December 2000. He is a non-executive director of Solvay SA. He spent most of his career at Laporte plc where he was Managing Director for five years and then Chief Executive for ten years. Subsequently he was Executive Chairman of Arjo Wiggins Appleton PLC. He was also non-executive Chairman of John Mowlem & Company PLC and SGB Group Plc.

Sir Brian Pitman was appointed a non-executive director of the Company in June 2000. He is also a non-executive director of Carlton Communications Plc, the Carphone Warehouse Group PLC, Singapore Airlines and ITV plc, where he acted as Interim Chairman for a short while. He is a senior adviser to Morgan Stanley. He retired in April 2001 from Lloyds TSB Group plc where he was Chief Executive for 13 years and Chairman for four years. He was also non-executive Chairman of Next Group plc from 1998 until May 2002.

M.F. Wallach was appointed a non-executive director of the Company in August 1999. He is an investment banker, based in Denver, Colorado. He advises the Gates family on its interests in the Group’s perpetual preference shares.

Executive officers

R. Bell was appointed President of The Gates Rubber Company on May 27, 2002, in addition to his role as Group President Worldwide Power Transmission Division. He came to Gates with the Uniroyal acquisition in 1986 and has held management positions in Asia and Europe prior to moving to the United States of America in 1996.

D.J. Carroll was appointed Executive Vice President on July 1, 2003 and has executive responsibilities for four business units within the Tomkins Group. He joined Tomkins from Magna International Inc. where he had operated in various sales and planning roles since 1984 becoming Executive Vice President, Marketing and Corporate Planning in 2002.

T.J. O’Halloran was appointed President – Air Components Division in 1999. He has had eighteen years experience with Tomkins in the ASC group, including his present role as President of Air Systems Components Limited Partners and responsibility as President of Ruskin.

G.S. Pappayliou was appointed General Counsel on April 9, 2003. He joined the Group in August 1990 with the acquisition of Philips Industries. Thereafter he served as the General Counsel of Tomkins Industries and later as the Group’s General Counsel – North America.

N.C. Porter was appointed Company Secretary on August 1, 2002. Previously he was Company Secretary at Marconi plc and before that at its predecessor, The General Electric Company p.l.c.

M.T. Swain was appointed Vice President – Special Projects in 2002. He joined Tomkins in January 1986 and filled a number of financial control roles until appointed as Vice President – Special projects. In this position he has executive responsibilities for four business units and also has a Human Resources brief. He is a Chartered Management Accountant.

J.W. Zimmerman was appointed Vice President – Corporate Development in July 1999. He is a Chartered Accountant (S.A.). Previously he was a Principal at Braxton Associates in Canada and a Senior Manager at Deloitte & Touche in South Africa.

Board changes

All of the above were directors throughout Fiscal 2003. A.J. Reading retired as a director on December 31, 2003.

Executive officer changes

D.J. Carroll, M.T. Swain and J.W. Zimmerman have been added as executive officers.

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

B. Compensation

Remuneration Committee

Since the Report and Accounts for the eight months ended 31 December 2002, the Board has modified the terms of reference for the Remuneration Committee to reflect current best practice. The principal responsibility of the Committee is to determine the framework or broad policy for the Company’s executive remuneration and the remuneration of the Chairman of the Board, for approval by the Board. The remuneration of non-executive Directors is a matter for the Board itself. The terms of reference of the Remuneration Committee can be found on the Company’s website www.tomkins.co.uk.

Details of the emoluments, bonuses, benefits-in-kind, incentive arrangements (including share options and other long term incentives), pensions and service contracts applicable to each Director who served during the year are set forth below.

Membership of the Remuneration Committee and Advisers

The Remuneration Committee is made up exclusively of non-executive Directors whom the Board determined to be independent as each was found to be free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of their independent judgment. Members of the Committee who served throughout the year were:

K J Minton (Chairman)

N N Broadhurst

J M J Keenan

There were no changes to the membership of the Committee during the year.

The Committee consults with the Chairman of the Board and Chief Executive Officer concerning matters of executive remuneration. The Committee also received advice from external advisers who were appointed by the Company, namely PA Consulting concerning the Company’s new Annual Bonus Incentive Plan. PA Consulting provided no other professional services to the Tomkins Group during the year. Mercer Human Resource Consulting provided pension advice in respect of Executive Directors and senior executives and provided professional services in the area of pension scheme advice.

Statement of Company’s policy on Directors’ remuneration

Current policies

The policies operated by the Company during the year and those to be applied over the next two years, are set out below:

Executive Remuneration

The Company’s policy on executive remuneration is that the Remuneration Committee and Board should satisfy itself that executives, including executive Directors, are fairly rewarded for their individual contributions to the Group’s performance. The Remuneration Committee has sought to ensure that executive Directors receive a level of remuneration that is appropriate to their scale of responsibility and performance and which will attract, motivate and retain individuals of the necessary caliber. The only pensionable element of executive Directors’ remuneration is basic salary. This policy applies whether or not an executive Director is a member of the Tomkins Retirement Benefits Plan or has a personal pension arrangement.

Annual remuneration for executives

The Board recognizes that one of its key objectives is to grow the value of the business for the benefit of shareholders and that such growth is strongly related, amongst other things, to the degree of entrepreneurial spirit in the Group. In order to create the necessary entrepreneurial impetus within an organization, compensation arrangements are required which are similar to those that an owner of a business would seek. This has led to the adoption of a remuneration policy whereby levels of total remuneration are set which attract, retain and motivate executives, and which are provided through a combination of base salaries at median level or below and annual bonuses that have a direct and proportionate link to total value created for shareholders. This provides the incentive for executives to act like owners of the business. The Remuneration Committee and the Board believe that this more closely aligns the interests of shareholders and management whereby executives only receive substantial rewards when they have created high value in the business.

Over time and subject to the achievement of value-creating performance targets, this policy is likely to lead to a realignment of the component parts of total executive remuneration, so that a greater part of the total package received by executives is made up of incentive pay with the remainder coming from base salaries at the median level or below. The establishment of performance targets for the Company’s executive share option schemes and the new incentive pay arrangements, ensures that a substantial proportion of total remuneration is directly related to actual measurable performance. Further details of the Annual Bonus Incentive Plan are set out below.

Non-executive Directors’ fees and Chairman’s remuneration

The executive members of the Board review from time-to-time the fees of non-executive Directors, who play no part in determining their own remuneration. The Chairman’s remuneration is determined by the Remuneration Committee (in the absence of the Chairman) and is approved by the Board. In future, the review of non-executive Directors’ fees and the Chairman’s remuneration will take place every two years.

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

External appointments

The Company’s policy on external appointments is that, with the approval of the Chairman of the Board, executive Directors are permitted to hold appointments outside the Company. Any fees payable in connection with such appointments are normally retained by Directors unless otherwise agreed.

Long term incentives and share options – Performance conditions and phasing

The Company has operated a number of share-based long-term incentive schemes in the past but following a review of executive remuneration, the Remuneration Committee and Board expect the number of plans and schemes to reduce over time as they lapse and are not renewed or replaced. This affects The Tomkins Restricted Share Plan (“RSP”) and The Tomkins Long Term Loyalty Plan. Existing obligations in respect of those schemes will be honored but no new commitments will be entered into. No further awards will be made under the Group’s share-based incentive plans, other than The Tomkins Share Matching Scheme, which in due course will also be phased out, as awards cease to vest under the RSP.

As regards share options, the Company’s policy on performance conditions and phasing is to align the interests of scheme participants with those of shareholders by setting appropriate performance conditions at levels that encourage and stretch management to maximize value creation. In addition, performance conditions are selected that take account of current industry practice. Performance conditions, where applicable, for each of the schemes operated by the Company are given below. The Company has operated a policy of phasing the grant of options and recognizes that, in exceptional cases, it may be necessary to increase initial grants to attract and retain senior executives and employees with specialist skills. Other than options granted under the employees’ savings related share option scheme, no options are granted at a discount to the market price. No amount is payable by the employee on the grant of an option. The current executive share option schemes will lapse for the purpose of making grants in 2005.

Retirement benefits

The Company’s retirement benefit plan was closed to new members in April 2002 and, since that time, the Company’s policy has been that new employees, including executive Directors and senior executives, will receive a payment from the Company to enable them to make contributions to retirement benefit schemes of their choice on behalf of themselves and their dependants. No change to this policy is expected over the next two years.

Performance graph

The graph set out below plots Total Shareholder Return on a holding in the Company’s shares for each of the past five years ended 31 December, measured against the performance of the FTSE Engineering and Machinery Index. This index was chosen because its major constituents are, like Tomkins, moderately diversified engineering groups with a significant manufacturing presence outside the home UK market.

Total shareholder return (December 1998 to December 2003)

[GRAPHIC]

Elements of remuneration

Basic salary, fees, bonuses and benefits in kind for the year ended January 3, 2004

	Total emoluments (excluding retirement benefits)
	Basic salary/fees	Bonus cash(1)	Bonus shares(1)	Bonus deferred shares(2)	Benefits in kind(3)	Year ended January 3, 2004	Eight months to December 31, 2002
Directors’ emoluments	£000	£000	£000	£000	£000	£000	£000

Chairman
D.B. Newlands(4)	155	—	—	—	—	155	105

Executive Directors
J. Nicol	780	655	164	327	547	2,473	1,467
K. Lever	375	193	48	96	21	733	368
A.J. Reading (to 31 December 2003)(5)	851	141	11	8	55	1,066	465

Non-executive Directors
N.N. Broadhurst(4)	40	—	—	—	—	40	28
J.M.J. Keenan(4)	37	—	—	—	—	37	26
K.J. Minton(4)	45	—	—	—	—	45	29
Sir Brian Pitman(4)	35	—	—	—	—	35	25
M.F. Wallach(4)	37	—	—	—	—	37	25

	2,355	989	223	431	623	4,621	2,538

1	Details of Bonus payments in accordance with the Annual Bonus Incentive Plan are given below.

2	Deferred shares are held under the Annual Bonus Incentive Plan.

3	Benefits in kind include company car and related costs, medical cover and life assurance.

Benefits in kind for James Nicol for the year to January 3, 2004 included the following elements:

(a)	a buy-out bonus payment and relocation allowance of £23,333 per month for a period of three years commencing 18 February 2002, such payments to cease on termination of employment, if sooner;

(b)	a cash payment under the Deferred Matching Share Purchase Plan equivalent to the net dividend payable on 1,015,228 shares of Tomkins plc;

(c)	on April 26, 2002, the Company entered into a short-term lease on a property that will be occupied by James Nicol and his family from June 1, 2002 to June 30, 2004. James Nicol has provided an indemnity to ensure that the Company’s commitment as to the cost of such property is limited to that provided in his service contract; and

(d)	other benefits in accordance with the terms of his contract.

4	During the year, non-executive Directors were paid a basic fee at the rate of £30,000 per annum, plus 2,000 Tomkins plc shares. On July 23, 2003, 2,000 shares were purchased for each of them at a market price of £2.45 and the cost of these shares forms part of their remuneration. In addition, the Chairmen of the Audit Committee, Remuneration Committee and the Health, Safety and Environment Committee were each paid an additional £5,000 per annum. As a member of the Health, Safety and Environment Committee, Marshall Wallach is paid an additional £2,500 per annum. As a member of the Remuneration and Audit Committees, Jack Keenan is paid an additional £2,000 per annum in total.

5	Anthony Reading stood down from the Board on December 31, 2003 and his basic salary included £397,217 paid in connection with the early termination of his employment representing 51 weeks’ salary. Included within his benefits in kind is an amount of £4,700 in respect of relocation expenses paid in connection with the early termination of employment. The Company has undertaken responsibility for the sale of Anthony Reading’s house in the USA as part of his relocation back to the UK.

During the year no Director exercised any options and accordingly no gains or losses were made on exercise (Anthony Reading for the eight-month period to December 31, 2002 – gain of £22,825).

The following table shows emoluments paid or payable to all directors and all executive officers of Tomkins plc as a group for the year ended January 3, 2004

	Basic salary/fees	Bonus cash	Bonus shares	Bonus deferred shares	Benefits in kind	Total emoluments (excluding pension contributions)	Pension contributions	Gains made on the exercise of share options
	£000	£000	£000	£000	£000	£000	£000	£000
Total for all directors and other executive officers	3,778	1,765	403	791	696	7,433	926	19

Annual Bonus Incentive Plan

The executive Directors and senior executives participate in the Company’s Annual Bonus Incentive Plan (the “Plan”). Each participant in the Plan receives a percentage of “bonusable profit” of the business for which he or she has responsibility. “Bonusable profit” is based on operating profit less a charge for tax, less certain exceptional items and less a charge for invested capital. The objective of the Plan is to reward the senior executives for increasing the overall value created in the business based on the margin of the after-tax return on invested capital in excess of the weighted average cost of capital. Accordingly, “bonusable profit” may increase at a faster rate than operating profit where the margin of the return over the cost of capital increases. This aligns the interests of management and shareholders.

In arriving at “bonusable profit”, adjustments may be made for operating exceptional items relating to strategic manufacturing initiatives to match the costs of the strategic manufacturing initiatives to the benefits over a period of up to three years. Adjustments are also made for non-operating exceptional items. Such adjustments are made with the approval of the Remuneration Committee. The charge for taxation reflects the ongoing charge for tax excluding any benefit from exceptional adjustments to tax provisions. The charge for invested capital is based on applying the estimated weighted average cost of capital to the average invested capital in the Group. The estimated weighted average cost of capital takes into account the capital structure of the Group and the costs associated with each element of capital. It is estimated to be 9 per cent. The invested capital is based on the book value of assets in the Group excluding goodwill relating to acquisitions made prior to 30 December 1999.

The incentive bonus of the executive Directors of Tomkins plc is based on a percentage of the “bonusable profit” of the Group which, for the year ended 3 January 2004, was £96.3 million. James Nicol received the sum of £1,146,000, Ken Lever received the sum of £337,000 and Anthony Reading received the sum of £160,000, which took account of the businesses for which he had responsibility. In the current financial year, Anthony Reading is entitled to receive a bonus in respect of 51 weeks from 1 January 2004 as part of his termination arrangements. Although there is no limit to the “bonusable profit” on which bonuses are calculated, significant growth in “bonusable profit” in any one year is unlikely to arise due to the nature of the Group’s business.

The bonus awards are payable as to four-sevenths in cash, one-seventh in bonus shares and two-sevenths in deferred shares. The bonus is paid at the end of June, September and December based on 75 per cent of the bonus earned to the end of the previous quarter with the balance of the full entitlement to the bonus for the calendar year paid at the end of March following the calendar year end.

Bonus shares are restricted and vest only after a period of three years after the initial bonus award. Dividends are paid on the bonus shares. Deferred shares are awarded at the time of the initial bonus award but the vesting of the shares is conditional on continued employment with the Group three years after the award. Dividends are not paid on the deferred shares.

As a condition of continued participation in the Plan, the executive Directors are required to hold shares with a purchase cost equivalent to one year’s total after tax remuneration including bonus based on an average of the previous three years. Increases in annual base salary of participants are restricted to the equivalent rate of increase in the Retail Price Index (in the UK) or equivalent index in the country in which a participant works. The restrictions on the increases in salary together with the growth in bonus, assuming increases in bonusable profit, will result in the incentive pay element of remuneration increasing over time. The share awards will increase the investment each of the directors has in Tomkins plc shares.

Chairman’s remuneration

The Remuneration Committee noted during the course of the year that since David Newlands became Chairman of Tomkins in June 2000, his remuneration had remained the same. Having taken into consideration comparative remuneration data, the contribution made by the Chairman to the Company’s affairs and the time he devotes to the Company’s business, the Committee recommended to the Board that his remuneration should be increased from £150,000 to £175,000 per annum plus 2,000 Tomkins plc shares, with effect from 1 January 2004. This recommendation was approved by the Board.

Non-executive Directors’ fees

The executive members of the Board reviewed the fees paid to non-executive Directors and noted that the basic fee paid to non-executive Directors of £30,000 plus 2,000 Tomkins plc shares was last reviewed in 2000. Having taken into consideration comparative remuneration data, the contribution made by individual non-executive Directors to the Company’s affairs, the time they devoted to the Company’s business, and the extra responsibilities placed upon them arising from the changes in corporate governance requirements in the UK and the US, the executive Directors concluded that the basic fee should be increased to £40,000 plus 2,000 Tomkins plc shares commencing 1 January 2004. At the same time, the fee paid to the Chairman of the Audit Committee was increased to £15,000 per annum, the fee paid to the Chairman of the Remuneration Committee was increased to £10,000 per annum and the fee paid to the Chairman of the Health, Safety and Environment Committee was increased to £12,500 per annum. Members of the Audit Committee will receive an additional fee of £7,500 per annum, members of the Remuneration Committee will receive an additional £5,000 per annum and non-executive members of the Health, Safety and Environment Committee will receive £5,000 per annum and £1,500 per meeting day, all with effect from 1 January 2004.

Long term incentive plans

Directors’ interests in Tomkins shares at 3 January 2004

The Directors’ current interests in Tomkins shares are set out in section E. below and, in the case of the executive Directors, where appropriate these include shares held through their participation in the RSP, SMS and LTLP (together the “Schemes”).

The interests of the Directors in Tomkins ordinary shares held within the Schemes that are yet to vest and yet to be included in Directors’ remuneration were as follows:

Director	Scheme or Plan		Number as of January 3, 2004		Awarded number	Vested number	Number as of December 31, 2002	Vesting Period
K Lever	RSP	(2)	100,000	(1)	—	1,869	101,869	2004
	SMS	(3)	1,809		1,809	—	—	2005
A J Reading (to December 31, 2003)	SMS		—		—	17,320	17,320	2003
	LTLP	(4)	—		—	100,000	100,000	2003

1	Ken Lever’s RSP award of 100,000 shares will vest at the end of the three-year restricted period, but will not be eligible for a matching award under the SMS.

2	Within the RSP, the value of entitlements for current Directors at January 3, 2004 was £269,000 (December 31, 2002 – £194,000). During the year 1,869 shares vested under the RSP at 267.75 pence per share, market value £5,000, in respect of Ken Lever (period ended December 31, 2002 – £25,000 in respect of former Director Anthony Reading).

3	For the SMS, the value of entitlements for current Directors at January 3, 2004 was £5,000 (December 31, 2002 – £33,000). 1,809 shares were awarded to Ken Lever on November 25, 2003 (in relation to the vesting of the RSP award made on August 15, 2000) with a market value of £5,000 when the market price per share was 271.25 pence per share (period ended December 31, 2002 – £24,000 in respect of former Director Anthony Reading). No other Director received an award under the SMS during the year.

During the year 17,320 shares vested under the SMS at 267.50 pence per share, market value £46,000, in respect of Anthony Reading (period ended December 31, 2002 – £138,000 in respect of former director David Snowdon and £23,000 in respect of former director Richard Marchant). At January 3, 2004, 1,809 shares were required to be retained by Ken Lever in order to allow the SMS award in the above table to vest in the relevant vesting period (December 31, 2002 – 117,320 shares required to be retained by Anthony Reading. No other current Director was required to retain shares in this respect at January 3, 2004.

4	Within the LTLP, the value of entitlements for current directors at January 3, 2004 was £nil (December 31, 2002—£190,000). During the year 100,000 shares vested under the LTLP at 267.50 pence per share, market value—£268,000, in respect of Anthony Reading (period ended December 31, 2002 – £254,000 in respect of former director David Snowdon and £94,000 in respect of former director Richard Marchant).

Retirement benefits

James Nicol and Ken Lever are not entitled to any retirement benefits defined in terms of final or average salary but they receive a payment at an annual rate of 37.5 percent of their basic salary, to enable them to make contributions to retirement benefit schemes of their choice on behalf of themselves and their dependants. All payments made by Tomkins plc were for the year ending January 3, 2004. The normal retirement age of the Directors is 60.

Retirement benefits, defined in final salary terms, accrued during the year ending January 3, 2004 for Anthony Reading. The Tomkins Retirement Benefits Plan (the “RBP”) provides pension and other benefits within Inland Revenue limits. Total benefits for Anthony Reading are in excess of prescribed limits. The excess benefits for him are unfunded.

The accrued benefit entitlements and transfer values were:

Name of director	Age at December 31, 2003	Accumulated total of accrued pension at December 31, 2003	Transfer value of accrued pension at December 31, 2003	Accumulated total of accrued pension at 31 December 2002	Transfer value of accrued pension at 30 April 2002 valued at 31 December 2002	Increase in transfer value over year
	£000 pa	£’000 pa	£000	£000 pa	£000	£000
A J Reading	60	189	2,484	103	1,475	1,009

The transfer values are the full cash equivalent of the accrued pension, at the stated date, calculated in accordance with Actuarial Guidance Note GN11 Version 8.1.

The increase in transfer value takes into account that Tomkins has consented to Anthony Reading’s early retirement. The terms of early retirement in this event are laid down under the Rules of the RBP.

Accrual for Anthony Reading as a Director ceased on 31 December 2003. He continued in service beyond his sixtieth birthday, and his alternative pension formula based on retiring at 65 applies. Pensionable Earnings on this formula comprises basic earnings only. Re-calculating his accrual to 31 December 2002 on the formula would have resulted in an accrued pension of £152,000 pa (higher than the £103,000 pa accrued pension disclosed last year, but of less value). His accrual was augmented during the year by £13,256 pa, the benefit he would have accrued as a Director during the 2004 year.

Taking account of the re-calculated accrual to 31 December 2002 and the augmentation to his accrual of £13,256, the total increase in accrual for Anthony Reading in the period, after allowing for inflation, amounted to £33,123. The total increase in accrual before allowing for inflation amounted to £37,366. The transfer value of the increase, before any allowance for early retirement terms, amounts to £422,000.

Service contracts

A summary of the service contract or letter of appointment of individual executive Directors and non-executive Directors is as follows:

James Nicol – Chief Executive Officer

The Company and James Nicol entered into a contract dated 11 February 2002, which set out the terms and conditions under which he joined the Company as Chief Executive Officer on 18 February 2002. The contract remains in force until terminated by either party giving notice of not less than twelve months.

Ken Lever – Chief Financial Officer

On 1 November 1999, Ken Lever and the Company entered into a Memorandum which set out the terms and conditions of employment under which Ken Lever joined the Company as Finance Director on that date. The terms of the Memorandum remain in force until terminated by either party giving notice of 51 weeks.

Non-executive Directors

None of the non-executive Directors has a service contract with the Company, their terms of engagement being set out in a letter of appointment. Ordinarily, non-executive Directors serve for a period of two years but subject to agreement with the Board, a non-executive Director can be re-appointed for a further term of two years. The appointment of non-executive Directors may be terminated before the conclusion of their two-year term by, and at the discretion of, either party upon two weeks’ written notice. In the case of David Newlands, the appointment may be terminated at any time by either party serving written notice upon the other, such notice to take effect from the date of receipt thereof. None of the non-executive Directors is entitled to compensation for loss of office. The dates from which the respective letters of appointment are effective are as follows: Norman Broadhurst – 11 December 2002; Jack Keenan – 1 November 2003; Ken Minton – 11 December 2002; David Newlands – 18 February 2002; Sir Brian Pitman – 30 June 2002; Marshall Wallach – 1 August 2003.

Payments made to and interests of former Directors

No payments were made to former directors during the year.

Sums paid to third parties in respect of a Director’s services

No amounts are paid to third parties in respect of a Director’s services to the Company.

Sums received by executive Directors from other external directorships

During the year, Ken Lever served as a non-executive Director on the Board of Vega Group plc for which he receives a non-executive directors’ fee of £27,500 per annum. He was also a non-executive director of Merewood Group Ltd until 4 June 2003 for which he was paid a non-executive director’s fee of £6,000 per annum. In both cases Mr Lever retained the non-executive director’s fees. No other executive Director held a non-executive directorship during the year. James Nicol holds no external Directorships.

C. Board practices

The Board of Directors

The Company is controlled through its Board of Directors. The Board’s main roles are to create value for shareholders, to provide leadership of the Company, to approve the Company’s strategic objectives and to ensure that the necessary financial and other resources are made available to the management to enable them to meet those objectives. The Board, which has reserved certain specific matters to itself for decision, is responsible for approving overall Group strategy and financial policy, acquisition and divestment policy and major capital expenditure projects. It also appoints and removes members of the Board and Board Committees, and reviews recommendations of the Remuneration Committee and the appointment of auditors and the financial performance and operation of each of the businesses.

The Board has delegated to the Chief Executive Officer responsibility for the day-to-day management of the Group subject to certain financial limits for transactions above which Board approval is required. Such delegated authority includes such matters as acquisitions and divestitures, investments, capital expenditure, borrowing facilities and foreign currency transactions.

The Board of Directors is comprised of a non-executive Chairman, five additional non-executive Directors and two executive Directors who together, with their different ages, financial, commercial, technical and operational expertise and cultures, bring with them a wide range of experience to the Company. The Board has determined that David Newlands, Norman Broadhurst, Jack Keenan, Ken Minton and Sir Brian Pitman are independent, as they are independent of the Company’s executive management and free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of their independent judgment. Marshall Wallach is the only non-executive Director deemed not to be independent as a result of his advisory capacity to the Gates family who, notwithstanding the redemption of the redeemable convertible cumulative preference shares during the course of 2003, remain substantial preference shareholders in the Company. Non-executive directors are normally appointed for a period of two years, which is renewable by agreement with the Board. The terms and conditions of appointment of non-executive Directors are available for inspection at the Company’s registered office during normal business hours and will also be available for inspection at the Annual General Meeting. The Combined Code recommends the appointment of a senior independent non-executive Director and Sir Brian Pitman has served in such capacity during Fiscal 2003.

The role of non-executive Directors is to challenge constructively, and help develop, proposals on strategy, scrutinise the performance of management in meeting agreed objectives and monitor the reporting of performance, including satisfying themselves as to the integrity of financial information, and that financial controls and systems of risk management put in place by the Company are robust and effective. They meet together from time to time in the absence of management and the Chairman normally presides over such meetings.

Directors receive a range of information about the Company upon appointment and, where appropriate, any training that is necessary for them to carry out their duties effectively. An induction program is available which aims to provide an understanding of the Company as a whole, including its strategy, structure, geographical spread of operations, financial position, markets, products, technologies and people, as well as the legal responsibilities of a Director. The Directors have access to the advice and services of the Company Secretary whose removal may be effected only with the approval of the Board. There is an approved procedure by which all Directors can obtain independent professional advice at the Company’s expense in furtherance of their duties, if required; this procedure is reviewed periodically.

The Board meets not less than five times a year, and will hold additional meetings when circumstances require. During the year to 3 January 2004, the Board met on seven occasions, including a meeting held solely to consider and approve Group strategy. Between meetings, the Chairman and Chief Executive Officer update the non-executive Directors on current matters and there is frequent contact to progress the affairs of the Company. Attendance by each individual Director at Board and Committee meetings held during 2003 is set out in the table below:

Director	Board		Audit Committee		Remuneration Committee		Nomination Committee		Health, Safety and Environmental Committee
	Meetings held	Meetings attended	Meetings held	Meetings attended	Meetings held	Meetings attended	Meetings held	Meetings attended	Meetings held	Meetings attended
David Newlands	7	7	n/a	n/a	n/a	n/a	1	1	n/a	n/a
Norman Broadhurst	7	6	4	4	5	5	1	1	n/a	n/a
Jack Keenan	7	6	4	4	5	3	1	1	n/a	n/a
Ken Lever	7	7	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ken Minton	7	7	4	4	5	5	1	1	4	4
James Nicol	7	7	n/a	n/a	n/a	n/a	n/a	n/a	4	4
Sir Brian Pitman	7	5	n/a	n/a	n/a	n/a	1	1	n/a	n/a
Anthony Reading	7	7	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Marshall Wallach	7	7	n/a	n/a	n/a	n/a	1	1	1	1

Notes: (1): N/A = Not applicable (where a Director is not a member of a Committee). (2): The table provides details of the attendance record of each Director at meetings of the Board and of its respective Committees. During the year, other Directors have attended meetings of the Audit Committee and Remuneration Committee by invitation. These details are not included in the table. (3): On the rare occasion where a Director cannot attend a meeting, he will normally, prior to the meeting, make his views on the agenda items known to the Chairman or, in respect of Committee meetings, to the chairman of the respective Committee.

The Board sets the standards and values of the Company and much of this has been embodied in the Company’s Code of Conduct and Ethics and Human Rights Policy which can be found on the Company’s website www.tomkins.co.uk. The Code of Conduct and Ethics applies to all directors, officers and employees, including the principal executive, financial and accounting officers, in accordance with section 406 of the US Sarbanes-Oxley Act of 2002, the related rules of the SEC and the rules of the New York Stock Exchange. The Code contains provisions (in paragraph XVI) under which employees can report violations of company policy or any applicable law, rule or regulation including those of the SEC.

Re-election of Directors

At the forthcoming Annual General Meeting of the Company, David Newlands, Ken Lever and Sir Brian Pitman will stand for re-election. Details of their terms of appointment can be found in the Remuneration Committee Report. The Board strongly supports their re-election and recommends that shareholders vote in favor of their re-election. David Newlands brings to the Board and the affairs of the Company, considerable financial and management experience having been finance director of The General Electric Company, p.l.c. and a non-executive director of a number of other companies. He also has substantial experience in relationships with institutional shareholders. Sir Brian Pitman spent almost 50 years with Lloyds Bank, becoming Chief Executive in 1983 and Chairman for his last four years with the bank. Having managed a large financial institution, he brings extensive experience to the Board, together with a wide knowledge of the City of London (financial community) and institutional shareholders and a particular emphasis on creating shareholder value.

Chairman and Chief Executive Officer

There is a clear division of responsibility between the Chairman and the Chief Executive Officer, with neither having unfettered powers of decision with respect to substantial matters. The Chairman is responsible for running the Board and ensures that all Directors receive sufficient relevant information on financial, business and corporate matters to enable them to participate effectively in Board decisions. In advance of each meeting, the Board is provided with comprehensive briefing papers on items under consideration.

During the year, the Chairman, David Newlands, was appointed chairman of Kesa Electrical plc and deputy chairman of The Standard Life Assurance Company. Whilst these are important appointments, the Board of Tomkins believes that the Chairman continues to be able to carry out his duties and responsibilities effectively for the Company.

The Chief Executive Officer’s primary role is the running of the Company’s businesses and the development and implementation of strategy.

The non-executive Directors have the opportunity to meet with the Chairman and with the Chief Executive Officer periodically, either together or separately, to consider and discuss a wide range of matters affecting the Company, its business, strategy and other matters.

Board performance evaluation

The Board conducted an evaluation of its own effectiveness and the evaluation process concentrated on six key elements comprising:

(i) the optimum mix of skills and knowledge amongst the Directors, (ii) clarity of goals and processes, (iii) tailoring the evaluation to the specific circumstances of Tomkins, (iv) the culture of candor that encourages constructive evaluation, (v) regular reviews of assessment criteria and (vi) full disclosure of procedures and criteria to the Board. The results of the first evaluation were that, in general, much progress had been made during the previous two years in improving the effectiveness of the Board but progress could still be made in improving overall performance. The evaluation found that the wide range of skills and experience of the present group of Directors provided a sound basis for an effective Board. Improvements in Board performance could be achieved through a number of measures including the use of a more formal induction program for new Directors, modifications to some Board processes and procedures, a greater understanding of the macro-economic environment in which the Company’s businesses are operating and regular reviews of succession planning initiatives. The matters identified in the Board performance evaluation have been considered by the Board and action has been taken to address those matters.

The performance of the Chairman is reviewed and evaluated annually by the Board in his absence and it is intended that the evaluation of individual Directors and Board committees will commence in 2004.

Board Committees

The Board has established a number of committees with their own delegated authorities as defined in their terms of reference, which are reviewed periodically, and receives reports of their proceedings. A review of the terms of reference of Board Committees has been undertaken and amendments made to reflect recent changes in corporate governance requirements. The Board is satisfied that its Committees have written terms of reference which conform to best corporate governance practice. The terms of reference for all Board Committees can be found on the Company’s website www.tomkins.co.uk or a copy can be obtained by application to the Company Secretary at the Company’s registered office.

The Board appoints the chairmen and members of all Board Committees upon the recommendation of the Nomination Committee. The Company Secretary is Secretary to all Board Committees.

The principal Committees, their membership, a brief description of their terms of reference and their duties are as follows:

Audit Committee

N N Broadhurst (Chairman), K J Minton, J M J Keenan.

The Board has determined that all members of the Audit Committee are independent for the purposes of the new Combined Code and Rule 10A.3(b)(1) under the US Securities Exchange Act of 1934 and section 303A of the New York Stock Exchange’s Listed Company Manual. In addition, the members have wide-ranging financial, commercial and management experience which they bring to the work of the Audit Committee. A brief summary of their biographical details is set out in Item 6.A. “Directors and Senior Management”. The Chairman of the Committee, Norman Broadhurst is a chartered accountant (FCA) and a Fellow of the Institute of Corporate Treasurers, having previously been group finance director of Railtrack PLC (1994 to 2000) and joint deputy chief executive and finance director of VSEL Consortium PLC (1990 to 1994). In accordance with Section 407 of the Sarbanes-Oxley Act of 2002, the Board has determined that Norman Broadhurst is an “audit committee financial expert” as that term is defined under the rules of the SEC, having significant, relevant and up-to-date UK and US financial and accounting knowledge and experience.

The Audit Committee meets at least four times a year and on other occasions when circumstances require and reviews the Company’s financial statements and reports (including earnings releases) before they are submitted to the Board for approval. It reviews the Company’s financial and corporate controls, accounting policies, internal audit and business risk assurance activities and it monitors compliance with statutory requirements for financial reporting. It also keeps under review the effectiveness of the Group’s internal control systems (including financial, operational and compliance controls and risk management procedures). It considers reports from external auditors, internal auditors, business risk assurance executives and from other members of management and reports and makes recommendations to the Board. In addition, the Audit Committee keeps under review the scope and results of the external audit, its cost effectiveness, the independence and objectivity of the auditor and the nature and extent of non-audit services supplied to the Group by the external auditor, seeking to balance the maintenance of objectivity and value for money.

In determining its policy on the extent of non-audit services provided by the external auditor, the Committee takes account of the rules of the SEC which regulate and, in certain circumstances, prohibit certain types of non-audit services, certain other rules, including those relating to audit partner rotation, and relevant ethical guidance issued by the professional bodies in the Consultative Committee of Accountancy Bodies, in particular that the external auditor should not audit its own firm’s work, make management decisions for the Company, create a mutuality of interest nor be put in the position of advocate for the Company. The Committee believes that, taken together, the adoption of these rules and regulations provides adequate protection of auditor independence. All fees proposed by the external auditor must be reported to the Audit Committee and prior approval is required from the Chairman of the Audit Committee for any projects above specified limits.

The Company’s practice, in accordance with the UK Companies Act and new Combined Code in relation to the appointment and termination of the external auditor, involves a recommendation from the Audit Committee to the Board, which will then make a recommendation to shareholders in general meeting. This differs from the procedure in the US, where the external auditor is accountable to the Audit Committee, which has the authority to appoint or dismiss the external auditors without reference to shareholders.

With the approval of the Board, the Committee has established guidelines for the recruitment of employees or former employees of the external auditor. Tomkins will not engage, on a part-time or full-time basis, any person who is or was an employee of the Company’s external auditor, where that person has worked on the Group’s audit either as a principal or partner at any time during a period of not less than three years prior to the proposed date of joining the Tomkins Group. In addition, though Tomkins may employ an employee of the Company’s external auditor where such person has never worked on the Group’s audit either as a principal or partner, a period of not less than one year must elapse prior to the proposed date of that person joining the Company. Any former employee of the external auditor who joined the Company before the external auditor was appointed will remain unaffected.

The Committee met four times during Fiscal 2003 and reports regularly to the Board on its activities. The Company’s internal and external auditors attend meetings and have the opportunity to raise matters or concerns in the absence of executive Directors and other senior executives at separate meetings with the Committee and at other times.

The Committee’s Terms of Reference take account of the Guidance Notes set out in Sir Robert Smith’s Report published in January 2003 which sets out guidance to assist Audit Committees to carry out their function.

Remuneration Committee

K J Minton (Chairman), N N Broadhurst, J M J Keenan.

The Remuneration Committee, which meets at least twice a year and on other occasions when circumstances require, comprises independent non-executive Directors and has responsibility for determining Company policy on executive remuneration for approval by the Board. It also determines specific remuneration packages and compensation packages on employment or early termination of office for each of the executive Directors of the Company. The Committee takes independent advice from consultants as and when required. All decisions of the Remuneration Committee in respect of remuneration packages of executive Directors are referred to the Board. No executive Director takes part in any discussion or decision concerning his own remuneration. The Remuneration Committee also monitors the compensation packages of other senior executives in the Group below Board level.

Nomination Committee

D B Newlands (Chairman), N N Broadhurst, J M J Keenan, K J Minton,

Sir Brian Pitman, M F Wallach.

The Nomination Committee makes recommendations to the Board on all proposed appointments of Directors through a formal and transparent procedure. The Committee meets as and when required. In accordance with the Company’s Articles of Association, Directors are subject to re-appointment at the Annual General Meeting immediately following the date of their appointment, and thereafter they have to seek re-appointment no more than three years from the date they were last re-appointed. The Committee recommends to the Board the names of the Directors who are to seek re-appointment at the Annual General Meeting.

During the year, no new Board appointments were made. Accordingly, the Nomination Committee was not called upon to initiate a recruitment process, but the Committee and Board are aware of and support the principles set out in section A.4 of the new Combined Code.

Health, Safety and Environment Committee

K J Minton (Chairman), J Nicol, M F Wallach.

The Health, Safety and Environment Committee meets at least four times a year. The Committee is chaired by an independent non-executive Director and its membership also includes the Chief Executive Officer. Its principal role is to determine on behalf of the Board the framework or broad policy and objectives in the areas of health, safety and the environment (“HSE”) and propose any amendments to existing policies for approval by the Board. It also reviews management’s performance in the achievement of HSE objectives and reviews HSE reports produced by business units for compliance with all health, safety and environmental local codes of practice, legislation and relevant industry practice.

General Purposes Committee

J Nicol (Chairman), K Lever, E H Lewzey, J E Middleton, N C Porter,

K A Sullivan, M T Swain, N P Wilkinson.

The General Purposes Committee meets as and when required. It comprises executive Directors and senior executives and the quorum requires the presence of at least one executive Director. The Committee deals principally with day-to-day matters of a routine nature and matters delegated to it by the Board.

Relations with shareholders

The Company places a high degree of importance on maintaining good relationships and communications with both institutional and private investors and ensures that shareholders are kept informed of significant Company developments.

In order to assist members of the Board to gain an understanding of the views of institutional shareholders, at each of its meetings the Board receives an Investor Relations Report, which covers a wide range of matters including a commentary on the perception of the Company and views expressed by the investment community. Analysts’ reports are also made available to all Directors. The announcement of quarterly, interim and final results provides opportunities for the Company to answer questions from institutional shareholders covering a wide range of topics. There is a regular dialogue with institutional shareholders to ensure mutual understanding of objectives. The Chief Executive Officer participates in industry conferences organised by investment banks, which are attended by existing and potential shareholders, and he holds regular meetings with analysts and institutional shareholders. The Chairman also maintains regular contact with a number of the Company’s major shareholders. The Company exercises care to ensure that all price-sensitive information is released to all shareholders at the same time, as required by the Listing Rules of the Financial Services Authority.

The Company’s website www.tomkins.co.uk provides shareholders and potential investors with information about the Company including annual and interim reports, trading updates, recent announcements, investor presentations, share price information, group policies and the terms of reference of its Board Committees. Shareholders are also able to ask questions of the Company via its website.

The Company aims to deal expeditiously with all enquiries from individual shareholders on a wide range of matters. Individual shareholders also have the opportunity of attending the Annual General Meeting to put questions to the Chairman and chairmen of Board Committees. At this meeting, the Chief Executive Officer gives a presentation to shareholders covering a wide range of matters affecting the Company and its business and shareholders also have the opportunity to ask him questions. The Company indicates the level of proxy votes lodged in respect of each resolution proposed at its Annual General Meeting following each vote on a show of hands. In the event of a poll being called, the result will be published as soon as possible after the conclusion of the Annual General Meeting. Directors also meet informally with shareholders before and after the meeting. The Company keeps under review ways in which it can communicate more effectively with its shareholders throughout the year, as well as at the Annual General Meeting.

It has been the Company’s practice to send the Notice of the Annual General Meeting and related papers to shareholders at least 20 working days before the meeting and to propose separate resolutions on each substantially separate issue.

D. Employees

The average number of employees within each of Tomkins’ business segments was as follows:

	Fiscal 2003		Eight months to December 31, 2002		Fiscal 2002		Fiscal 2001
	Average number	percent of Tomkins employees	Average number	percent of Tomkins employees	Average number	percent of Tomkins employees	Average number	percent of Tomkins employees
Air Systems Components	6,933	17.6	6,942	17.5	6,909	17.0	7,129	13.5
Engineered & Construction Products	8,638	22.0	9,953	25.1	10,104	24.8	10,915	20.7
Industrial & Automotive	23,692	60.2	22,637	57.2	23,596	58.0	25,400	48.2
Food Manufacturing	—	—	—	—	—	—	7,269	13.8
Professional, Garden & Leisure Products	—	—	—	—	—	—	1,965	3.7
Central costs	65	0.2	64	0.2	61	0.2	77	0.1

Total	39,328	100.0	39,596	100.0	40,670	100.0	52,755	100.0

As of January 3, 2004, 56 percent of the Company’s employees were located in the United States, 7 percent in the United Kingdom, 8 percent in continental Europe and 29 percent in the rest of the world. As of December 31, 2002, 58 percent of the Company’s employees were located in the United States, 8 percent in the United Kingdom, 8 percent in continental Europe and 26 percent in the rest of the world. As of April 30, 2002, 57 percent of the Company’s employees were located in the United States, 9 percent in the United Kingdom, 8 percent in continental Europe, and 26 percent in the rest of the world. As of April 30, 2001, 58 percent of the Company’s employees were located in the United States, 10 percent in the United Kingdom, 8 percent in continental Europe, and 24 percent in the rest of the world. As of April 29, 2000, 43 percent of the Company’s employees were located in the United States, 36 percent in the United Kingdom, 7 percent in continental Europe, and 14 percent in the rest of the world. There have been no significant work stoppages or labor disputes by Tomkins’ employees in any of the last five years.

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

E. Share ownership

As of May 10, 2004, the directors of the Company, and the directors and officers of the Company as a group owned the number of Ordinary Shares and the percentage of such total number of shares outstanding on such date as set forth below.

The executive directors, as potential beneficiaries, are technically deemed to have an interest in all Ordinary Shares held by or in which the trustees of the Tomkins Employee Share Trust (the “Trust”) are interested. The table includes, however, only those Trust shares which are specifically allocated to the individual director under the terms of the ABIP, RSP, the SMS and the LTLP.

Identity of Person or Group	Amount Owned			Percent of Class
	Beneficial		Non-beneficial	Beneficial	Non-beneficial
Ordinary Shares
Executive directors
J. Nicol	1,210,447	(1)	—	*	—
K. Lever	293,468		—	*	—
Non-executive directors
D.B. Newlands	294,515		20,000	*	*
N.N. Broadhurst	10,000		—	*	—
J.M.J Keenan	9,000		—	*	—
K.J. Minton	106,000		—	*	—
Sir Brian Pitman	11,717		—	*	—
M.F. Wallach	115,000	(2)	—	*	—
Executive officers	567,118	(3)	—	*	—
Directors and officers as a Group
(fifteen persons)	2,617,265		—	*	—
Preference shares
M.F. Wallach
- $50 convertible cumulative	240,244		112,537	2.29	1.07

(1)	Held as 26,000 ADSs and 1,106,447 Ordinary Shares.

(2)	Held as 27,000 ADSs and 7,000 Ordinary Shares.

(3)	Held as 7,380 ADSs and 537,598 Ordinary Shares.

*	Less than 1 percent.

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

ESOS 2 has expired for grant purposes, though options already granted remain outstanding and can be exercised in accordance with the rules of the scheme.

ESOS 3 is an Inland Revenue-approved scheme under which Tomkins employees who are resident in the United Kingdom for tax purposes are able to receive options with an aggregate exercise price not exceeding £30,000 that attract favourable tax treatment.

ESOS 4 is not approved by the Inland Revenue and is a scheme under which options granted do not attract favourable tax treatment in the United Kingdom. There is a limit to the number of options that can be granted under the ESOS 4 scheme of four times annual remuneration (which includes annual bonuses and certain benefits-in-kind). Under ESOS 4, options granted in excess of four times a participant’s annual earnings (“super options”) will only be exercisable if at least five years have elapsed since the date of grant and then only if, over a five-year period following the grant of the option, the growth in the Company’s earnings per share is such that it would be in the top quartile of a league table for growth in earnings per share over a five-year period for companies in the FTSE 100 index.

ESOS 3 and ESOS 4 will continue and their current performance condition will remain in place until they lapse for grant purposes in 2005. The performance condition is based upon the growth in Tomkins earnings per share, which must exceed the growth in the Retail Price Index by an average of 2 per cent per annum over a three-year period before an option can be exercised. When the schemes were introduced in 1995, the earnings per share performance condition was widely adopted and the choice of 2 per cent was in accordance with contemporary practice.

In determining whether or not the growth in earnings per share performance condition has been met, a simple arithmetic calculation is made annually when the Company’s results are known.

Tomkins Premium Priced Option

This was an option specifically and solely granted to James Nicol as part of the incentive package on his joining Tomkins. No performance conditions were attached to this option in order to attract him to the Company and retain his services and this therefore does not comply with Schedule A of the Combined Code. It consists of a non-transferable option to acquire 5,076,142 shares with an aggregate market value of £10 million, granted on 11 February 2002. The price per share payable on the exercise of the option will be 197 pence in respect of 2,538,072 shares (A option shares), 276 pence in respect of 1,522,842 shares (B option shares) and 345 pence in respect of 1,015,228 shares (C option shares). The options vested as to one-third of A, B and C option shares on 18 February 2003, will vest as to one-third of A, B and C option shares on 18 February 2004 and as to one-third of A, B and C option shares on 18 February 2005. The option will lapse on 11 February 2012 or earlier in certain circumstances.

Ongoing Option

This was also an option specifically and solely granted to James Nicol on 11 February 2002, as part of the incentive package to attract him to the Company. It consisted of a non-transferable option to acquire 1,522,842 shares at 197 pence, which may not be exercised before 18 February 2005 and unless and until the performance condition has been satisfied or waived. The performance condition will be achieved if, on or after the third anniversary of the date of grant, the rate of increase of earnings per share over any three-year period is equal to or greater than the rate of increase of the Retail Price Index plus 9 per cent. The performance condition may be waived or amended by the Remuneration Committee. If there is a change of control of the Company then the option is exercisable immediately regardless of whether the performance condition is satisfied. The same lapsing events for the Premium Priced Option apply to this option.

If there is a variation in the share capital of the Company the Remuneration Committee may adjust the number of shares in either the Premium Priced Option or the Ongoing Option as it reasonably deems appropriate to take account of the variation.

At May 10, 2004, options, including options granted to directors and officers, to subscribe for 24,587,664 Ordinary Shares were outstanding under the Company’s executive share option schemes at prices ranging from 150 pence to 330 pence. At that date, options over 1,270,500 of those shares were exercisable. The exercise dates for the options range from May 10, 2004 to December 11, 2013.

Director’s options over Ordinary Shares as of May 10, 2004, were:

	Scheme	Dates of grant	Dates of expiry	Price	May 10, 2004 Number
J. Nicol	Prem. Priced (1) Prem. Priced (1) Prem. Priced (1) Ongoing (1) ESOS 4 ESOS 4 SAYE	February 11, 2002 February 11, 2002 February 11, 2002 February 11, 2002 January 17, 2003 December 12, 2003 April 19, 2004	February 10, 2012 February 10, 2012 February 10, 2012 February 10, 2012 January 16, 2013 December 11, 2013 November 30, 2009	197.00p 276.00p 345.00p 197.00p 208.25p 265.75p 204.00p	2,538,072 1,522,842 1,015,228 1,522,842 1,440,576 1,128,880 8,014

9,176,454

K. Lever	ESOS 3 ESOS 4 ESOS 4 ESOS 4 ESOS 4 ESOS 4 SAYE	November 8, 1999 November 8, 1999 January 19, 2001 July 3, 2002 January 17, 2003 December 12, 2003 April 19, 2004	November 7, 2009 November 7, 2009 January 18, 2011 July 2, 2012 January 16, 2013 December 11, 2013 November 30, 2009	215.00p 215.00p 171.00p 244.75p 208.25p 265.75p 204.00p	13,950 235,050 329,000 150,000 150,000 200,000 8,014	(2)

1,086,014

Other executive officers (4)	ESOS 2 ESOS 3 ESOS 4 ESOS 4 ESOS 4 ESOS 4 ESOS 4 ESOS 3 ESOS 4 ESOS 4 ESOS 4 ESOS 4 SAYE	July 27, 1994 May 9, 1995 February 10, 1998 February 3, 1999 November 8, 1999 February 19, 2001 July 3, 2002 January 17, 2003 January 17, 2003 July 18, 2003 September 1, 2003 December 12, 2003 April 19, 2004	July 16, 2004 May 8, 2005 February 9, 2005 February 2, 2009 November 7, 2009 February 18, 2011 July 2, 2012 January 16, 2013 January 16, 2013 July 17, 2013 August 31, 2013 December 11, 2013 November 30, 2009	226.00p 242.00p 330.00p 247.50p 215.00p 170.50p 244.75p 208.25p 208.25p 246.50p 262.75p 265.75p 204.00p	9,000 45,000 194,000 175,000 90,000 246,000 312,000 14,405 360,595 200,000 150,000 680,000 16,028

2,492,028

Former director’s options over Ordinary Shares as of May 10, 2004, were:

	Scheme	Dates of grant	Dates of expiry	Price	May 10, 2004 Number
A.J. Reading	ESOS 3 ESOS 4 ESOS 4 ESOS 4 ESOS 4	May 9, 1995 August 6, 1998 August 20, 1999 July 3, 2002 January 17, 2003	December 30, 2004 December 30, 2004 December 30, 2004 January 2, 2006 July 16, 2006	242.00p 293.50p 275.25p 244.75p 208.25p	201,000 102,000 50,000 150,000 150,000	(3)

					653,000

1.	See details in section B. Compensation; J. Nicol.

2.	The grant to K. Lever of 329,000 shares on January 19, 2001 fulfilled an obligation under his terms of appointment on November 1, 1999.

3.	Options granted in excess of four times a participant’s annual earnings (‘super options’).

4.	Officers whose compensation information is not publicly disclosed on an individual basis.+

Employee Share Plans

The Tomkins Savings Related Share Option Scheme No. 2

This is a standard Inland Revenue-approved savings related share option scheme, which is open to employees who are resident for tax purposes in the United Kingdom. No grants under this scheme were made during the period.

At May 10, 2004, options, including options granted to directors and officers, to subscribe for 1,643,593 Ordinary Shares were outstanding under the Company’s savings related share option scheme at prices ranging from 187.60p to 204.00p. At that date, options over 128,861 shares were exercisable. The exercise dates for the options range from May 10, 2004 to November 30, 2009.

Non-executive directors are not eligible for the grant of share options.

Long term incentive plans

Deferred Matching Share Purchase Plan

This was specifically and solely introduced for James Nicol as part of the incentive package to attract him to the Company. Under the Deferred Matching Share Purchase Plan 3,045,684 shares (“Matching Shares”) were awarded on 11 February 2002 following the purchase by James Nicol of 1,015,228 Tomkins plc shares (the “Purchased Shares”). On 18 February 2005, or earlier in certain circumstances, the award will vest in respect of 1,015,228 Matching Shares. The remaining 2,030,456 Matching Shares will vest according to the share price at that time, to the extent that, for every 1 pence that the share price increases over 197 pence, being the market price on 8 February 2002, up to a maximum of 591 pence, James Nicol will receive 5,153 shares. He may elect at any time prior to the vesting of the award to receive either the shares, or at his option, a cash payment equal to the market value on the date of the award. The award is conditional upon James Nicol (or his relatives or trustees of a family trust fund) holding the Purchased Shares for at least three years. Until the award vests in respect of at least one-third of the Matching Shares, James Nicol is entitled to receive a cash payment equal to the net dividends payable on the Purchased Shares. The cash payment shall reduce pro rata to the extent of any vesting of the award up to one-third of the Matching Shares.

The aggregate value of the entitlement of James Nicol in respect of 1,015,228 Matching Shares and a further 371,016 Matching Shares (derived from 5,153 shares multiplied by the difference in the market price at 3 January 2004 of 269 pence and 197 pence) at January 3, 2004 amounted to £3,729,000 (31 December 2002 – £1,929,000).

Closed schemes – The Tomkins Restricted Share Plan (“RSP”), The Tomkins Share Matching Scheme (“SMS”) and The Tomkins Long Term Loyalty Plan (“LTLP”)

The RSP required either an element of annual cash bonus to be taken in restricted shares in the form of a Trustee Award, or employees could acquire further shares in the Company in the form of a Company Award, using cash bonuses already paid to them. Both Trustee and Company Awards were subject to forfeiture if an employee left the Company before the end of a three-year restricted period. The last award made was in July 2001.

The SMS matched vested Trustee or Company Awards under the RSP. SMS awards were up to two conditional share matching awards vesting a further two years and four years respectively after the end of the RSP restricted period, each award being for the same number of ordinary shares vesting under the RSP, with proportionate reductions to the matching awards on a disposal of any vested shares. When existing commitments to match RSP awards have been satisfied, the SMS will close.

The LTLP allowed participants to use their own funds to acquire Tomkins shares, which were matched up to a maximum of 100,000 matched shares per employee. The sale or transfer of any of the shares purchased by the employee at any time during a seven-year restricted period would result in the forfeiture of the matched shares. The last awards made were in July 1997.

With shareholder approval, these share schemes were introduced in 1995 and 1996 with no performance conditions attached and accordingly they do not comply with Schedule A of the Combined Code.

As of May 10, 2004, the Trustees held 100,000 Ordinary Shares on behalf of one participant, a director, under the RSP that were allocated on July 2, 2001 and will be released on July 2, 2004, if not forfeited or vested before that date. As of May 10, 2004, the Trustees held 88,574 Ordinary Shares on behalf of 15 participants including directors and officers under the Share Matching Scheme. 19,370 shares allocated on September 25, 2002 will be released on September 25, 2004, and 69,204 shares allocated on November 25, 2003 will be released on November 25, 2005 if not forfeited or vested before those dates. As of May 10, 2004, 1 participant had been conditionally allocated 60,000 shares under the terms of the LTLP. In addition the trustees held 641,880 unallocated shares on May 10, 2004.

Item 7.	Major Shareholders and Related Party Transactions

A. Major shareholders

The Company’s issued share capital as of January 3, 2004 consisted of 773,262,360 Ordinary Shares, nominal value 5p per share, and 10,506,721 convertible cumulative preference shares, nominal value US$50 per share.

As of May 10, 2004, 773,770,126 Ordinary Shares and 10,506,721 convertible cumulative preference shares were outstanding. As of that date, 2,642,382 Ordinary Shares were held by 66 registered holders with a registered address in the United States; 8,412,812 ADRs were held of record by 123 registered holders with a registered address in the United States; and 10,490,495 convertible cumulative preference shares were held by 35 registered holders with a registered address in the United States. Since certain of the Ordinary Shares and ADRs were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

The convertible cumulative preference shares are convertible at any time at the shareholder’s option into fully paid Ordinary Shares at a rate of 9.77 Ordinary Shares per convertible cumulative preference share. The Company has the option (i) to redeem all but not some only of the convertible cumulative preference shares at any time that the total amount of convertible cumulative preference shares issued and outstanding is less than 10 percent of the amount originally issued and (ii) to redeem, on or after July 29, 2006, all or any of the convertible cumulative preference shares outstanding at that time.

At the date of issue, the conversion price of the preference shares was 334p per Ordinary Share.

Upon liquidation of the Company or otherwise (other than on redemption or repurchase of shares), the assets of the Company available to shareholders will be applied first to repay paid-in or credited capital together with all arrears and accruals of dividend to the holders of the convertible cumulative preference shares and any other classes of shares ranking pari passu with the convertible cumulative preference shares as to capital.

Until such time as the shares are converted or redeemed, the convertible cumulative preference shares have a right to receive dividends, at an annual rate of 5.560 percent, in preference to the holders of the Ordinary Shares.

The holders of the convertible cumulative preference shares are entitled to vote at a general meeting of the Company on the following basis:

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

Except as set forth above with respect to holders of convertible cumulative preference shares, shareholders of the Company do not have different voting rights.

To the Company’s knowledge, no person or entity, other than those shown below is the owner of more than 3 percent of its outstanding Ordinary Shares, nor is the Company directly or indirectly owned or controlled by any corporation, by any government or by any other natural or legal person or persons, severally or jointly.

Identity of Person or Group	Number of Ordinary Shares (as of May 10, 2003)	Percent of Tomkins Ordinary Share capital
Schroder Investment Management Limited and Schroders Plc (1)	57,705,066	7.46
Sprucegrove Investment Management (1)	37,729,550	4.88
Wellington Management Co. (1)	37,198,712	4.81
Legal & General Investment Management Ltd (1)	34,068,493	4.41
Lloyds TSB Private Banking (1)	23,775,383	3.07
Bear Creek Inc. (2)	90,399,455	11.68

(1)	Based solely on analysis of the share register on April 20, 2004.

(2)	Consists of 9,252,759 convertible cumulative preference shares which are convertible into Ordinary Shares at any time at the election of the shareholder on the basis of 9.77 Ordinary Shares for each convertible cumulative preference share, based solely on amendment No 1 to schedule 13D filed by Bear Creek Inc. According to that filing, Bear Creek inc. serves as the trustee of approximately 73 trusts owned by Charles Gates and other former shareholders of the Gates Corporation, which the Company acquired in July 1996 in exchange for convertible cumulative preference shares. The percentage figures for Bear Creek Inc. have accounted for the impact on share capital of the conversion of preference shares into Ordinary Shares through which they are deemed to have an interest in Ordinary Shares.

Significant changes in shareholders owning more than 3 percent of the Ordinary Share Capital of Tomkins over the past three years are as follows; Schroder Investment Management Limited decreased their holding to 7.46 percent at May 10 2004 from 8.14 percent at May 19, 2003 with a holding of 7.52 percent as of October 11, 2002 and 12.86 percent as of August 9, 2001. Sprucegrove Investment Management increased their holding to 4.88 percent as of May 10, 2004 from 4.45 percent as of May 19, 2003 having been 4.16 percent as of June 27, 2002. Wellington Management Co. increased their holding to 4.81 percent as of May 10, 2004 from 3.38 percent as of May 19, 2003. Legal & General Investment Management Ltd increased their holding to 4.41 percent as of May 10, 2004 from 3.55 percent as of May 19, 2003. T. Rowe Price Inc. reduced their holding to 2.54 percent as of May 19, 2003 from 3.97 percent as of June 5, 2001. Barclays Global Investors decreased their holding to 1.72 percent at May 10, 2004 having been 3.49 percent as of May 19, 2003 and 3.00 percent as of June 25, 2002. Bear Creek Inc.’s deemed interest in Ordinary Shares decreased to 11.68 percent as of May 10, 2004 from 20.61 percent as of June 6, 2003 and October 11, 2002 and having been 20.62 percent as of October 5, 2001. (2)

There are no arrangements currently known to the Company that would result in a change in control of the Company.

B. Related party transactions

Marshall Wallach, a non-executive director who advises the Gates family in respect of its interests in Tomkins preference shares, was considered a related party for the purposes of the early redemption of 12,438,282 redeemable convertible cumulative preference shares, nominal value $50 per share, on 26 August 2003 at a price of $48.50 each. Given his advisory position in respect of Bear Creek, Inc. and the potential beneficial interest of Mr Wallach and his immediate family under certain of the Gates Family Trusts, Bear Creek, Inc. was also considered to be an associate of Mr Wallach for the aforementioned redemption.

The Company has entered into an agreement with ICG, LLC and GForce Aviation, LLC to obtain an indefinite number of aircraft flying hours at the rate of $1,500 per hour, plus $1,300 per day crew, plus $1,700 per month insurance fee, for use by the employees for corporate purposes in circumstances where no other equivalent services are available, except at greater cost. ICG, LLC is owned by Charles Gates. Mr. Charles Gates’ interest and those of other family members in the preference shares of the Company are disclosed in section A under Item 7. The Company has entered into this transaction after careful consideration of all of the options available to reach the diverse locations of the Group in the United States. This transaction has been entered into on an arm’s length basis and in the normal course of business.

There are no further transactions or proposed transactions with related parties that are material to the Company or to a related party.

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

The Internal Revenue Service is currently carrying out an audit of the group’s corporate owned life insurance programs. It is not known what the outcome of the audit will be, but we do not expect it to have a material impact on the results of operations or financial condition of the group.

Dividend policy

See Item 3 - “Key Information – Dividends”.

B. Significant changes

For a description of significant changes occurring since January 3, 2004, see Note 27 to our consolidated financial statements included in this Annual Report.

Item 9.	The Offer and Listing

A. Offer and listing details

The high and low closing prices of the ADSs on the New York Stock Exchange for the periods indicated are set forth below.

Fiscal Period		U.S. dollars per ADS
		High	Low
1999	Year	23.88	13.81
2000	Year	19.00	10.13
2001	Year	14.00	7.75
April 2002	Year	15.59	7.80
	Q1: May – July	11.50	7.90
	Q2: August – October	12.10	7.80
	Q3: November – January	12.70	9.70
	Q4: February – April	15.59	11.06
December 2002	Eight months	15.60	12.10
	Q1: May – July	15.60	13.78
	Q2: August – October	15.34	12.12
	Two months to December 31, 2002	13.60	12.10
2003	Year	19.32	11.16
	Q1: January – March	13.43	11.16
	Q2: April – June	16.20	11.25
	Q3: July – September	17.80	15.11
	Q4: October - December	19.32	16.97
2004	Q1: January - March	20.14	18.10
	Q2: through May 10, 2004	20.53	18.18
	November 2003	19.19	18.04
	December 2003	19.32	18.60
	January 2004	19.52	18.55
	February 2004	20.00	18.62
	March 2004	20.14	18.10
	April 2004	20.53	19.30
	May 2004 (through May 10, 2004)	19.60	18.18

The following table sets forth, for the Fiscal periods indicated, the closing high and low middle market quotations for the Company’s Ordinary Shares on the London Stock Exchange. The table does not reflect trading after the daily official close of the London Stock Exchange for which no official quotations exist.

Fiscal Period		Pence per Ordinary Share
		High	Low
1999	Year	363.25	200.00
2000	Year	299.50	156.50
2001	Year	233.25	138.00
April 2002	Year	271.00	134.00
	Q1: May – July	206.75	147.25
	Q2: August – October	211.00	134.00
	Q3: November – January	223.00	167.00
	Q4: February – April	271.00	196.75
December 2002	Eight months	270.50	187.50
	Q1: May – July	270.50	218.00
	Q2: August – October	251.50	190.50
	November and December	219.00	187.50
2003	Year	288.50	168.75
	Q1: January – March	208.25	168.75
	Q2: April – June	245.00	177.00
	Q3: July – September	278.75	225.75
	Q4: October - December	288.50	250.00
2004	Q1: January - March	269.00	245.25
	Q2: through May 10, 2004	287.50	256.75
	November 2003	288.50	260.75
	December 2003	275.00	259.00
	January 2004	269.00	250.00
	February 2004	268.50	245.25
	March 2004	268.50	253.75
	April 2004	287.50	264.75
	May 2004 (through May 10, 2004)	272.00	256.75

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

B. Memorandum and Articles of Association

General

The rights of the shareholders are set forth in the Memorandum and Articles of Association (together, the “Articles”) of the Company and are provided by applicable English law. The following summary of key provisions of the Articles is qualified in its entirety by reference to the Articles filed as an exhibit hereto.

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

The Company is entitled to redeem all or any Perpetual Convertible Shares on or after July 29, 2006 upon written notice. In the case of any notice given for redemption of either class of such shares, the holders are entitled to opt for all of their remaining Perpetual Convertible Shares to be converted into Ordinary Shares. Upon redemption, all amounts paid up, plus all arrears and accruals of dividend down to the date of redemption are to be paid.

Following the passing of a Special Resolution at an Extraordinary General Meeting of the Company and at a separate class meeting of the holders of the Redeemable Convertible Shares held on 11 August 2003 the Articles of Association of the Company were amended so that the redemption date for the Redeemable Convertible Shares became 26 August 2003 at a price of $48.50.

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

C. Material Contracts

Lock—up agreement relating to the Offer to Purchase Stackpole Limited

Tomkins plc announced on June 18, 2003 the offer by Ontario Inc. (the “Offeror”), an indirect wholly owned subsidiary of Tomkins plc, to acquire all the outstanding common shares of Stackpole Limited. In connection with this offer, certain significant shareholders of Stackpole Limited agreed with the Offeror to tender their shares in the offer pursuant to a lock-up agreement entered into prior to commencement of the offer. The Offeror acquired acquired in excess of 97% of the outstanding common shares of Stackpole Limited (on a fully diluted basis) in the offer and acquired the remaining common shares of Stackpole Limited not deposited to the offer by exercise of the Offeror’s compulsory acquisition right under the Ontario Business Corporations Act. Shareholders of Stackpole Limited who did not tender in the offer received Cdn $33.25 per common share, the same price that was offered to shareholders under the original offer.

Support Agreement

On April 29, 2003, the Company entered into a support agreement with 2023103 Ontario Inc. and Stackpole Limited, setting forth the terms and conditions of the offer described in the “Lock-up Agreement Relating to the Offer to Purchase Stackpole Limited” above.

Euro Medium Term Note Programme

On August 28, 2003, the Company entered into a trust deed relating to the £750,000,000 Euro Medium Term Note Programme whereby it irrevocably guaranteed the obligations of notes issued by its subsidiary company Tomkins Finance plc (“Finance”), under the programme. The programme allows Finance to issue debt in the form of loan notes up to a maximum aggregate principal amount of £750,000,000. As at May 10, 2004, notes for an aggregate nominal amount of £400,000,000 have been issued at interest rates ranging between 6.125 percent and 8 percent.

Multicurrency Revolving Credit Agreement

A £400,000,000 multicurrency revolving credit agreement was arranged on February 9, 2004, under which the company acts as guarantor to Finance, the borrower under the facility. A total of eight banks have committed to providing Finance an aggregate sum of £400,000,000 that may be drawn on at any point until February 9, 2009, should the funds be required. The credit agreement contains certain financial covenants.

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

E. Taxation

The following is a summary of the principal US federal income and UK tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADRs by certain US Holders (as defined below) and not a complete analysis or listing of all of the possible tax consequences of such purchase, ownership or disposition. Furthermore, this summary does not address the tax consequences under state, local, or non-US or non-UK tax law of such purchase, ownership or disposition. Certain US Holders with special status (e.g., financial institutions, insurance companies, tax-exempt entities, dealers in securities, and traders in securities that mark-to-market) or in special tax situations (e.g., whose functional currency is not the US dollar, who hold their Ordinary Shares or ADRs as part of a straddle, appreciated financial position, hedge, conversion transaction or other integrated investment, who hold 10 percent or more of the voting power of Tomkins’s stock or the Ordinary Shares or ADRs, or who are subject to the alternative minimum tax) will be subject to special rules not described below. This summary is limited to US Holders that hold their Ordinary Shares or ADRs as capital assets and does not address the tax treatment of US Holders that are partnerships or pass-through entities that are not partnerships or the tax treatment of the holders of interests in such entities. Prospective investors are therefore advised to consult their own tax advisors with respect to the tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADRs, including specifically the consequences under state, local and non-US and non-UK tax laws.

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

Under UK law, there is no UK withholding tax on dividends paid. Under the terms of the Income Tax Convention, a US Holder of Ordinary Shares or ADRs who is a resident of the United States for the purposes of the Income Tax Convention will generally be entitled to receive, in addition to any dividend received, a payment of certain UK tax credits equal to one-ninth of the cash dividend paid (a “Related Tax Credit”), subject to a notional withholding tax (not to exceed the amount of the Related Tax Credit) of 15 percent of the sum of the dividend paid and such Related Tax Credit. However, a US Holder will not be entitled to any actual payment in respect of the Related Tax Credit as the notional withholding tax of 15 percent under the Income Tax Convention exceeds, and therefore will be limited to, the Related Tax Credit. Hence, a net dividend of 100p paid by Tomkins to a US Holder gives rise to a receipt of 100p after deduction of the notional withholding tax of 11.11p. In Revenue Procedure 2000-13, 2000-6 I.R.B. 515, the Internal Revenue Service (the “IRS”) confirmed that a US Holder will continue to be entitled to claim the US dollar value of such notional withholding tax as a credit against the US Holder’s US federal income tax liability, subject to certain conditions and limitations. To qualify for the credit, a US Holder should make an election on IRS Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)) and file the completed Form 8833 with its US federal income tax return.

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

Taxation of Capital Gains

A US Holder that is resident in the United States and not resident, ordinarily resident or a temporary non-resident for UK tax purposes in the United Kingdom will not be liable for UK tax on gains realized or accrued on the sale or other disposal of Ordinary Shares or ADRs unless that US Holder carries on a trade, profession or vocation in the United Kingdom through a permanent establishment, branch or agency and the Ordinary Shares or ADRs are or have been used, held or acquired for the purposes of such trade, profession or vocation through such permanent establishment, branch or agency. A US Holder will generally recognize capital gain or loss for US federal income tax purposes upon the sale or other disposal of such US Holder’s Ordinary Shares or ADRs in an amount equal to the difference between the amount realized on the sale or other disposal and the US Holder’s adjusted tax basis in such Ordinary Shares or ADRs. Such gains or losses will be eligible for long-term capital gain or loss treatment if the Ordinary Shares or ADRs have been held for more than one year at the time of such sale or disposal.

A US Holder who is (a) a US citizen who is resident, ordinarily resident or a temporary non-resident in the United Kingdom for UK tax purposes, (b) a corporation that is resident in the United Kingdom for UK tax purposes by reason of being incorporated or managed and controlled in the United Kingdom, or (c) a US citizen who, or corporation that, is trading or carrying on a profession or vocation in the United Kingdom through a permanent establishment, branch or agency and has used, held or acquired Ordinary Shares or ADRs for the purposes of such trade, profession or vocation through such permanent establishment branch or agency, may, in each case, be liable for both UK and US tax on a gain on the disposal of Ordinary Shares or ADRs. Such a person will generally be entitled, subject to certain limitations, to a tax credit against any US federal tax liability for the amount of any UK tax (namely, capital gains tax in the case of an individual and corporation tax on chargeable gains in the case of a corporation) which is paid in respect of such gain.

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

See Item 4. “Information on the Company – C. Organizational Structure”.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

The financial risk management of the Company, which includes currency risk, interest rate risk and liquidity risk, is the responsibility of the Company’s central treasury function, which operates within strict guidelines approved by the Board.

The foreign currency transaction exposures in the business are protected with forward currency purchases and sales. These are put in place when foreign currency trading transactions are committed or when there is a high likelihood of such transactions arising.

To the extent that Tomkins is funded by shareholders’ equity, overseas investments are not hedged. The Group’s net borrowings are generally retained in proportion to the currencies in which the Group’s assets are denominated, to hedge the foreign currency translation exposure arising from the Group’s overseas investments. The net debt position comprises principally US dollars, Canadian dollars and Euros.

Dividends are funded by converting the foreign currency cash flows generated by overseas investments at the time of payment of the dividend. Interest payments on foreign currency net borrowings will be funded with cash flows generated by the corresponding foreign currency investments.

We do not hedge foreign currency profit and loss translation exposures and we are subject to the risk of currency fluctuation. We estimate a movement of 10 percent in the £/$ exchange rate has an impact on reported operating profits of around 7 to 8 percent. This risk is partly offset to the extent that interest arises on foreign currency net borrowings.

Interest rate exposures are managed by using interest rate swaps, options and forward rate agreements. A degree of fixed rate cover is maintained which is appropriate to the Group’s ongoing operations and capital structure.

Derivative financial instruments are held to reduce exposure to foreign exchange risk and interest rate movements. None are held for speculative purposes.

To qualify as a hedge, a financial instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group’s operations. Under UK GAAP gains and losses arising on these contracts are deferred and recognized in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group’s accounts.

If an instrument ceases to be accounted for as a hedge, for example, because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognized at that time.

Our financing structure has been changed following the early redemption of the redeemable convertible cumulative preference shares in August 2003. We financed the redemption with existing cash resources and a £250 million sterling corporate bond, giving rise to an overall net debt position for the group.

Borrowing facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. Our policy is to reduce financing risk by diversifying our funding sources and by staggering the maturity of our borrowings.

Interest and Exchange Rate Information

The tables below provide information as at January 3, 2004 and as at December 31, 2002, about the Company’s financial instruments and derivative instruments that are sensitive to changes in interest rates and exchange rates.

For borrowings, cash and deposits, the tables present principal cash flows, while for derivatives the tables present the notional amounts used to calculate payments to be exchanged under the contracts. Instruments shown as bearing interest at floating rates, are instruments where the interest rate is reset periodically by reference to short term benchmark interest rates, such as LIBOR in the relevant currency. The information is presented in pounds sterling equivalents, with the instruments grouped by the actual currency in which their cash flows are denominated.

	Expected Maturity Date
As at January 3, 2004	Within 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 Years	Over 5 years	Total	Fair Value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
POUNDS STERLING
Financial Assets
Cash and Deposits	59.5	—	—	—	—	—	59.5	59.5
Other	0.2	—	—	—	—	—	0.2	0.2

Total	59.7	—	—	—	—	—	59.7	59.7

Floating rate	59.7	—	—	—	—	—	59.7
Financial Liabilities
Borrowings	(0.9)	—	—	—	—	(400.0)	(400.9)	(421.7)

Total	(0.9)	—	—	—	—	(400.0)	(400.9)	(421.7)

Fixed rate	—	—	—	—	—	(400.0)	(400.0)
Floating rate	(0.9)	—	—	—	—	—	(0.9)
Interest rate swaps (weighted average rate received : fixed 6.8%, weighted average rate paid : floating 5.7%):
Notional amount	—	—	—	—	—	400.0	400.0	400.3
Book value	—	—	—	—	—	4.3	4.3	4.3
Transaction exposure derivatives	—	—	—	—	—	—	—	0.4
Off balance sheet hedging contracts (weighted average rate : N/A)	333.0	—	—	—	—	—	333.0	333.0

US DOLLAR
Financial Assets
Cash and Deposits	65.8	—	—	—	—	—	65.8	65.8
Other	—	—	4.5	—	—	15.1	19.6	20.9

Total	65.8	—	4.5	—	—	15.1	85.4	86.7

Fixed rate	—	—	—	—	—	15.1	15.1
Floating rate	53.4	—	4.5	—	—	—	57.9
Interest free	12.4	—	—	—	—	—	12.4
Financial Liabilities
Borrowings	(13.8)	(3.4)	(1.2)	(1.0)	(1.0)	(4.4)	(24.8)	(24.8)

Total	(13.8)	(3.4)	(1.2)	(1.0)	(1.0)	(4.4)	(24.8)	(24.8)

Floating rate	(13.8)	(3.4)	(1.2)	(1.0)	(1.0)	(4.4)	(24.8)
Interest rate swaps (weighted average rate received : floating 1.2%, weighted average rate paid : fixed 3.1%):
Notional amount	—	—	81.0	—	36.3	—	117.3	116.4
Book value	—	—	(0.1)	—	(0.1)	—	(0.2)	(0.2)
Transaction exposure derivatives	—	—	—	—	—	—	—	(0.4)
Off balance sheet hedging contracts (weighted average pay rate : 1.7564)	(217.7)	—	—	—	—	—	(217.7)	(217.7)

EURO
Financial Assets
Cash and Deposits	12.2	—	—	—	—	—	12.2	12.2
Other	0.2	—	—	—	—	—	0.2	0.2

Total	12.4	—	—	—	—	—	12.4	12.4

Floating rate	12.3	—	—	—	—	—	12.3
Interest free	0.1	—	—	—	—	—	0.1	—
Financial Liabilities
Borrowings	(1.7)	(0.3)	(0.3)	(0.3)	(0.3)	(0.8)	(3.7)	(3.7)

Total	(1.7)	(0.3)	(0.3)	(0.3)	(0.3)	(0.8)	(3.7)	(3.7)

Floating rate	(1.7)	(0.3)	(0.3)	(0.3)	(0.3)	(0.8)	(3.7)
Off balance sheet hedging contracts (weighted average pay rate : 1.4222)	(43.3)	—	—	—	—	—	(43.3)	(43.3)

	Expected Maturity Date
As at January 3, 2004 (continued)	Within 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 Years	Over 5 years	Total	Fair Value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
CANADIAN DOLLAR
Financial Assets
Cash and Deposits	11.2	—	—	—	—	—	11.2	11.2
Other	8.5	—	—	—	—	—	8.5	8.5

Total	19.7	—	—	—	—	—	19.7	19.7

Floating rate	19.2	—	—	—	—	—	19.2
Interest free	0.5	—	—	—	—	—	0.5
Financial Liabilities
Borrowings	(1.0)	—	—	—	—	—	(1.0)	(1.0)
Other	(1.7)	—	—	—	—	—	(1.7)	(1.7)

Total	(2.7)	—	—	—	—	—	(2.7)	(2.7)

Floating rate	(2.7)	—	—	—	—	—	(2.7)
Off balance sheet hedging contracts (weighted average pay rate : 2.3462)	(55.3)	—	—	—	—	—	(55.3)	(55.3)

OTHER
Financial Assets
Cash and Deposits	30.7	—	—	—	—	—	30.7	30.7
Other	0.7	—	—	—	—	—	0.7	0.7

Total	31.4	—	—	—	—	—	31.4	31.4

Floating rate	26.5	—	—	—	—	—	26.5
Interest free	4.9	—	—	—	—	—	4.9
Financial Liabilities
Borrowings	(12.8)	—	(0.9)	—	—	—	(13.7)	(13.7)

Total	(12.8)	—	(0.9)	—	—	—	(13.7)	(13.7)

Fixed rate	(1.6)	—	(0.9)	—	—	—	(2.5)	(2.5)
Floating rate	(11.2)	—	—	—	—	—	(11.2)	(11.2)
Transaction exposure derivatives	(0.1)	—	—	—	—	—	(0.1)	0.1
Off balance sheet hedging contracts (weighted average rate : N/A)	(16.7)	—	—	—	—	—	(16.7)	(16.7)

TOTAL
Financial Assets
Cash and Deposits	179.4	—	—	—	—	—	179.4	179.4
Other	9.6	—	4.5	—	—	15.1	29.2	30.5

Total	189.0	—	4.5	—	—	15.1	208.6	209.9

Fixed rate	—	—	—	—	—	15.1	15.1
Floating rate	171.1	—	4.5	—	—	—	175.6
Interest free	17.9	—	—	—	—	—	17.9
Financial Liabilities
Borrowings	(30.2)	(3.7)	(2.4)	(1.3)	(1.3)	(405.2)	(444.1)	(464.9)
Other	(1.7)	—	—	—	—	—	(1.7)	(1.7)

Total	(31.9)	(3.7)	(2.4)	(1.3)	(1.3)	(405.2)	(445.8)	(466.6)

Fixed rate	(1.6)	—	(0.9)	—	—	(400.0)	(402.5)
Floating rate	(30.3)	(3.7)	(1.5)	(1.3)	(1.3)	(5.2)	(43.3)
Interest rate swaps
Notional amount	—	—	81.0	—	36.3	400.0	517.3	516.7
Book value	—	—	(0.1)	—	(0.1)	4.3	4.1	4.1
Transaction exposure derivatives	(0.1)	—	—	—	—	—	(0.1)	0.1
Off balance sheet hedging contracts	—	—	—	—	—	—	—	—

	Expected Maturity Date
As at December 31, 2002	Within 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 Years	Over 5 years	Total	Fair Value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
POUNDS STERLING
Financial Assets
Cash and Deposits	97.9	—	—	—	—	—	97.9	97.9
Other	0.2	—	—	—	—	—	0.2	0.2

Total	98.1	—	—	—	—	—	98.1	98.1

Floating rate	97.8	—	—	—	—	—	97.8
Interest Free	0.3	—	—	—	—	—	0.3
Financial Liabilities
Borrowings	(0.5)	—	—	—	—	(150.0)	(150.5)	(166.2)

Total	(0.5)	—	—	—	—	(150.0)	(150.5)	(166.2)

Fixed rate	—	—	—	—	—	(150.0)	(150.0)
Floating rate	(0.5)	—	—	—	—	—	(0.5)
Interest rate swaps (weighted average rate received : fixed 8%, weighted average rate paid : floating 6.6%):
Notional rate	—	—	—	—	—	150.0	150.0	156.5
Book value	—	—	—	—	—	0.1	0.1	0.1
Transaction exposure derivatives	—	—	—	—	—	—	—	(0.8)
Off balance sheet hedging contracts (weighted average rate : N/A)	79.6	—	—	—	—	—	79.6	79.6

US DOLLAR
Financial Assets
Cash and Deposits	173.0	—	—	—	—	—	173.0	173.0
Other	0.2	—	—	5.0	—	18.6	23.8	25.3

Total	173.2	—	—	5.0	—	18.6	196.8	198.3

Fixed rate	—	—	—	—	—	18.6	18.6
Floating rate	166.9	—	—	5.0	—	—	171.9
Interest free	6.3	—	—	—	—	—	6.3
Financial Liabilities
Borrowings	(5.6)	(2.9)	(3.2)	(0.8)	(0.6)	(6.8)	(19.9)	(19.9)

Total	(5.6)	(2.9)	(3.2)	(0.8)	(0.6)	(6.8)	(19.9)	(19.9)

Floating rate	(5.4)	(2.9)	(3.2)	(0.8)	(0.6)	(6.8)	(19.7)
Interest free	(0.2)	—	—	—	—	—	(0.2)
Transaction exposure derivatives	0.2	—	—	—	—	—	0.2	(0.8)
Off balance sheet hedging contracts (weighted average pay rate : 1.5899)	(67.7)	—	—	—	—	—	(67.7)	(67.7)

EURO
Financial Assets
Cash and Deposits	22.0	—	—	—	—	—	22.0	22.0
Other	0.2	—		—	—	—	0.2	0.2

Total	22.2	—		—	—	—	22.2	22.2

Floating rate	21.9	—	—	—	—	—	21.9
Interest free	0.3	—	—	—	—	—	0.3
Financial Liabilities
Borrowings	(0.4)	(0.3)	(0.3)	(0.2)	(0.3)	(1.0)	(2.5)	(2.5)

Total	(0.4)	(0.3)	(0.3)	(0.2)	(0.3)	(1.0)	(2.5)	(2.5)

Floating rate	(0.4)	(0.3)	(0.3)	(0.2)	(0.3)	(1.0)	(2.5)
Transaction exposure derivatives	(0.2)	—	—	—	—	—	(0.2)	(0.6)
Off balance sheet hedging contracts (weighted average pay rate : 1.5613)	(14.1)	—	—	—	—	—	(14.1)	(14.1)

	Expected Maturity Date
As at December 31, 2002 (continued)	Within 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 Years	Over 5 years	Total	Fair Value
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
CANADIAN DOLLAR
Financial Assets
Cash and Deposits	16.4	—	—	—	—	—	16.4	16.4

Total	16.4	—	—	—	—	—	16.4	16.4

Floating rate	16.1	—	—	—	—	—	16.1
Interest free	0.3	—	—	—	—	—	0.3
Off balance sheet hedging contracts (weighted average pay rate : 2.4734)	(5.5)	—	—	—	—	—	(5.5)	(5.5)

OTHER
Financial Assets
Cash and Deposits	33.7	—	—	—	—	—	33.7	33.7
Other	3.0	—	—	—	—	—	3.0	3.0

Total	36.7	—	—	—	—	—	36.7	36.7

Floating rate	27.3	—	—	—	—	—	27.3
Interest free	9.4	—	—	—	—	—	9.4
Financial Liabilities
Borrowings	(10.8)	(1.7)	—	—	—	—	(12.5)	(12.5)

Total	(10.8)	(1.7)	—	—	—	—	(12.5)	(12.5)

Fixed rate	(1.8)	—	—	—	—	—	(1.8)
Floating rate	(9.0)	(1.7)	—	—	—	—	(10.7)
Transaction exposure derivatives	(0.6)	—	—	—	—	—	(0.6)	—
Off balance sheet hedging contracts (weighted average rate : N/A)	7.7	—	—	—	—	—	7.7	7.7

TOTAL
Financial Assets
Cash and Deposits	343.0	—	—	—	—	—	343.0	343.0
Other	3.6	—	—	5.0	—	18.6	27.2	28.7

Total	346.6	—	—	5.0	—	18.6	370.2	371.7

Fixed rate	—	—	—	—	—	18.6	18.6
Floating rate	330.0	—	—	5.0	—	—	335.0
Interest free	16.6	—	—	—	—	—	16.6
Financial Liabilities
Borrowings	(17.3)	(4.9)	(3.5)	(1.0)	(0.9)	(157.8)	(185.4)	(201.1)

Total	(17.3)	(4.9)	(3.5)	(1.0)	(0.9)	(157.8)	(185.4)	(201.1)

Fixed rate	(1.8)	—	—	—	—	(150.0)	(151.8)
Floating rate	(15.3)	(4.9)	(3.5)	(1.0)	(0.9)	(7.8)	(33.4)
Interest free	(0.2)	—	—	—	—	—	(0.2)
Interest rate swaps
Notional amount	—	—	—	—	—	150.0	150.0	156.5
Book value	—	—	—	—	—	0.1	0.1	0.1
Transaction exposure derivatives	(0.6)	—	—	—	—	—	(0.6)	(2.1)
Off balance sheet hedging contracts	—	—	—	—	—	—	—	—

Debt Instruments

The following table shows principal amounts and the respective weighted average interest rates for the significant elements of debt:

	January 3, 2004		December 31, 2002
	Principal Amount (£ equiv.)	Weighted average rate	Principal amount (£ equiv.)	Weighted average rate
£150 Bond	150.0	8.0%	150.0	8.0%
£250 Bond	250.0	6.1%	—	—
Leases	16.5	7.0%	17.5	6.2%
Bank Loans and Overdraft	27.2	5.0%	14.5	8.1%

To a large extent, the Company’s use of borrowings in currencies other than pounds sterling together with its use of derivative currency contracts (as shown in the table above) is for the purpose of managing the variability in shareholders’ funds resulting from the re-translation of its foreign net investments at current exchange rates.

The following table identifies the net exchange rate exposure remaining after taking account of such borrowings and currency derivatives:

January 3, 2004

Currency	Net assets excluding net funds £ million	Net (debt)/funds £ million	Net assets £ million
Pounds Sterling	(53.0)	(8.4)	(61.4)
U.S. Dollar	623.5	(176.7)	446.8
Euro	103.0	(34.8)	68.2
Canadian Dollar	204.2	(45.1)	159.1
Other	164.3	0.3	164.6

Total	1,042.0	(264.7)	777.3

December 31, 2002

Currency	Net assets excluding net funds £ million	Net (debt)/funds £ million	Net assets £ million
Pounds Sterling	(147.5)	27.0	(120.5)
U.S. Dollar	772.4	85.4	857.8
Euro	113.5	5.4	118.9
Canadian Dollar	52.5	10.9	63.4
Other	128.8	28.9	157.7

Total	919.7	157.6	1,077.3

Further disclosures regarding Tomkins use of derivatives and other financial instruments are given in Note 25 to the consolidated financial statements.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a – 15(e) and 15d – 15(e) under the Exchange Act) as of January 3, 2004 (“the Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in our periodic filings under the Exchange Act.

Changes in Internal Controls over Financial Reporting

During the year ended January 3, 2004, there have not been any significant changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.

A. Audit committee financial expert

The members of the Audit Committee are all independent, non-executive members of the Board. The Board has determined that Mr. N.N Broadhurst qualifies as the Audit Committee Financial Expert.

B. Code of ethics

Code of Conduct and Ethics

The Company has adopted a Code of Conduct and Ethics which sets out the policies and principles of conduct to be followed by all our companies and applies to all directors, officers and employees who are expected to conduct Company business with integrity and in compliance with the laws of the countries in which we operate. The Code covers a number of important areas including fair competition and compliance with anti-trust and competition laws, employee health and safety laws and environmental laws. It also reaffirms our commitment to fair treatment of all employees, ethical and lawful behaviour and sets out some general principles, which are important in dealing with suppliers and customers, and with governments and government agencies. The Code emphasises the importance of employees protecting our intellectual property. Any waivers to the Code require the approval of the Board and will be published on the Company’s website. During 2003 no waivers have been either sought or granted. A complete copy of the Code can be viewed on our website www.tomkins.co.uk or a printed copy is available by application to the Company Secretary at the Company’s registered office.

The Company has also placed on its website, www.tomkins.co.uk, a general summary of the significant ways in which the Company’s corporate governance differs from that followed by domestic US companies under the New York Stock Exchange’s listing standards.

C. Principal accountant fees and services

The following table sets forth the aggregate fees for professional audit and other services rendered by Deloitte & Touche LLP in 2003 and 2002.

	Year ended January 3, 2004		Eight Months ended December 31, 2002
Auditors’ remuneration		£ million		£ million
Deloitte & Touche LLP
Audit services
Statutory audit		2.1		2.1
Audit regulatory services (1)		0.1		0.1

		2.2		2.2
Further assurance services (2)		0.6		0.3
Tax services (3)
Compliance services	0.1		0.1
Advisory services	2.0		0.7

		2.1		0.8

Total fees		4.9		3.3

The Audit Committee has adopted a policy regarding audit and non-audit services in consultation with its independent auditor Deloitte & Touche LLP. This policy is designed to ensure the independence of our independent auditor by expressly setting forth all services that the independent auditor may not perform and reinforcing the principle of independence regardless of the type of work performed. The Audit Committee pre-approves the engagement terms and fees of Deloitte & Touche LLP for all audit and non-audit services, including tax services, unless such pre-approval is not required under the Securities and Exchange Act of 1934. The Audit Committee pre-approved the engagement terms and fees of Deloitte & Touche for all services for the fiscal year ended January 3, 2004.

(1)	Audit related regulatory services include the review of the half year financial statements and work in connection with the filing of this 20-F.

(2)	Further assurance services include advice on accounting matters and non-regulatory reporting. All such fees must be reported to the Audit Committee and prior approval is required from the Chairman of the Audit Committee for any projects above specified limits.

(3)	Compliance services are carried out as part of the statutory audit. Tax advisory services must be reported to the Audit Committee as set out in (2) above.

PART III

Item 17.	Financial Statements

Item 18.	Financial Statements

Not applicable.

Item 19.	Exhibits

1.1	Memorandum and Articles of Association of the Company*.

4.1	The rules of the Tomkins Executive Share Option Scheme No. 3. (1)

4.2	The rules of the Tomkins Executive Share Option Scheme No. 4. (1)

4.3	Service Agreement, dated February 11, 2002 between Tomkins plc and James Nicol (2)

4.4	Support Agreement, dated April 29, 2003, between Tomkins plc, 2023103 Ontario Inc., and Stackpole Limited. (3)

4.5	Lock-up Agreement, dated April 29, 2003, between The Stackpole Corporation, Tomkins plc, and 2023103 Ontario Inc. (3)

4.6	Third Supplemental Trust Deed relating to the £750,000,000 Euro Medium Term Note Programme dated August 28, 2003*.

4.7	Facility Agreement relating to the £400,000,000 multicurrency revolving credit agreement dated February 9, 2004*.

8.1	List of subsidiaries of the Company*.

10.1	Consent of Deloitte & Touche LLP, independent auditors*.

10.2	Certification of CEO and CFO pursuant to Rule 13 (a) – 14(a) of the Securities Exchange Act of 1934*

10.3	Certification of CEO and CFO pursuant to Rule 13(a) – 14 (b) of the Securities and Exchange act of 1934 and 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*.

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the Fiscal year ended April 30, 2001.

(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the Fiscal year ended April 30, 2002.

(3)	Incorporated by reference to the Company’s Transition Report on Form 20-F for the eight months ended December 31, 2002.

*	Filed herewith.

Report of independent auditors

To the Board of Directors and Shareholders of Tomkins plc

London, United Kingdom.

We have audited the accompanying consolidated balance sheets of Tomkins plc and subsidiaries (“Tomkins plc”) as of January 3, 2004 and December 31, 2002, and the related consolidated statements of income, cash flows, reconciliation of net cash flow to movement in net funds, total recognized gains and losses, and changes in shareholders’ equity for the year ended January 3, 2004, the eight months to December 31, 2002 and for each of the two years in the period ended April 30, 2002, all expressed in pounds sterling. Our audits also included the financial statement schedule listed in Item 17 of the Form 20-F. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tomkins plc as of January 3, 2004 and December 31, 2002, and the results of its operations and its cash flows for the year ended January 3, 2004, the eight months ended December 31, 2002 and for each of the two years in the period ended April 30, 2002, in conformity with accounting principles generally accepted in the United Kingdom. Also in our opinion, such financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year to January 3, 2004, the eight months to December 31, 2002 and for each of the two years in the period ended April 30, 2002 and the determination of shareholders’ equity and financial position as of January 3, 2004 and December 31, 2002, to the extent summarized in Note 26. As discussed in Note 26 to the financial statements, the amount of the shareholders equity under accounting principles generally accepted in the United States of America has been restated.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
London, United Kingdom

February 26, 2004, except for Note 26, as to which the date is May 18, 2004

Tomkins plc

Consolidated statements of income

For the fiscal year ended January 3, 2004, the eight months ended December 31, 2002 and fiscal years ended April 30, 2002, and April 30, 2001

Year ended January 3, 2004	Eight months ended December 31, 2002	Year ended April 30, 2002	Year ended April 30, 2001
£ million	£ million	£ million	£ million
Net sales
Continuing operations	3,073.3	2,033.3	3,277.2	3,229.7
Discontinued operations	77.1	63.9	96.6	875.8

3,150.4	2,097.2	3,373.8	4,105.5

Cost of sales
Continuing operations	(2,200.9)	(1,446.1)	(2,371.5)	(2,323.8)
Discontinued operations	(64.1)	(50.1)	(71.5)	(662.0)

(2,265.0)	(1,496.2)	(2,443.0)	(2,985.8)

Gross profit	885.4	601.0	930.8	1,119.7

Distribution expenses
Continuing operations	(358.0)	(246.4)	(395.0)	(400.6)
Discontinued operations	(8.0)	(7.9)	(11.3)	(120.9)

(366.0)	(254.3)	(406.3)	(521.5)

Administrative expenses
Continuing operations	(281.2)	(202.9)	(259.8)	(224.0)
Discontinued operations	(15.1)	(0.7)	(8.6)	(63.8)

(296.3)	(203.6)	(268.4)	(287.8)

Operating income
Continuing operations	231.6	137.9	250.9	281.3
Utilization of provision for loss on exit of business	1.6	—	—	—

233.2	137.9	250.9	281.3
Discontinued operations	(10.1)	5.2	5.2	29.1

223.1	143.1	256.1	310.4
Share of income/(loss) from associated undertakings	0.9	0.7	(0.7)	0.1

Operating income including associates	224.0	143.8	255.4	310.5
Net loss on disposal of subsidiary companies	(18.5)	7.1	(68.5)	(294.8)
Reversal of provision for loss on disposal of business	—	3.5	66.0	215.0
Provision for loss on exit of business	(32.6)	—	—	—
Reversal of other provisions:
Disposal of operations and related warranties	33.1	—	—	—
Provision for loss on disposal of business to be discontinued post year end:
Impairment of goodwill	(51.4)	—	(3.5)	(42.2)
Impairment of assets	(21.5)	—	—	(23.8)
Profit on disposal of fixed assets	7.7	—	8.4	—

Income before interest and taxes	140.8	154.4	257.8	164.7
Interest income	10.5	18.2	52.4	73.6
Interest expense	(18.9)	(19.5)	(45.8)	(94.3)

Income before taxes	132.4	153.1	264.4	144.0
Taxes on income	47.5	(29.2)	(71.5)	(86.9)

Income before minority interests	179.9	123.9	192.9	57.1
Equity minority interest	(8.1)	(6.1)	(5.4)	(3.8)

Income before preference dividend	171.8	117.8	187.5	53.3
Preference dividend	(28.9)	(24.5)	(39.3)	(37.6)

Net income attributable to Ordinary Shareholders	142.9	93.3	148.2	15.7
Gain arising on the early redemption of redeemable convertible cumulative preference shares	10.8	—	—	—

Retained profit	153.7	93.3	148.2	15.7

Basic income per Ordinary Share	18.53	p	12.10	p	19.16	p	1.83	p

Diluted income per Ordinary Share	18.01	p	11.82	p	18.78	p	1.83	p

The accompanying Notes form an integral part of these consolidated financial statements.

Tomkins plc

Consolidated statements of cash flows

For the fiscal year ended January 3, 2004, the eight months ended December 31, 2002 and fiscal years ended April 30, 2002, and April 30, 2001

	Year ended January 3, 2004	Eight months ended December 31, 2002	Year ended April 30, 2002	Year ended April 30, 2001
	£ million	£ million	£ million	£ million
Net cash inflow from operating activities	332.0	217.9	492.1	388.2
Dividends received from associated undertakings	0.5	0.5	0.8	0.5
Returns on investments and servicing of finance	(44.9)	(33.4)	(34.4)	(64.6)
Tax paid (net)	(29.6)	(59.5)	(43.2)	(83.9)
Capital expenditure (net)	(114.0)	(94.6)	(111.2)	(138.9)
Financial investment	(2.5)	(0.1)	—	(0.1)
Acquisitions and disposals	(102.3)	44.9	(22.2)	1,258.5
Equity dividends paid	(97.5)	(57.2)	(93.3)	(152.8)

Net cash (outflow)/inflow before use of liquid resources and financing	(58.3)	18.5	188.6	1,206.9

Financing
Share issues (net of costs)	0.7	1.1	1.0	2.8
Redemption of redeemable convertible cumulative preference shares	(384.5)	—	—	—
Buy back of own shares		—	(19.9)	(340.9)
Mark to market of hedging instruments		—	(4.4)	(104.3)
Cash flow increasing/(decreasing) debt and lease financing	239.5	(19.9)	(164.5)	(843.3)

Net cash outflow from financing	(144.3)	(18.8)	(187.8)	(1,285.7)

Management of liquid resources
Cash flow decreasing/(increasing) cash on deposit and collateralized cash	86.1	109.4	15.0	(27.4)

(Decrease)/Increase in cash in the year	(116.5)	109.1	15.8	(106.2)

The accompanying Notes form an integral part of these consolidated financial statements.

Reconciliation of net cash flow to movement in net funds

For the fiscal year ended January 3, 2004, the eight months ended December 31, 2002 and fiscal years ended April 30, 2002, and April 30, 2001

	Year ended January 3, 2004	Eight months ended December 31, 2002	Year ended April 30, 2002	Year ended April 30, 2001
	£ million	£ million	£ million	£ million
(Decrease)/Increase in cash in the period	(116.5)	109.1	15.8	(106.2)
Cash flow (increasing)/decreasing debt and lease financing	(239.5)	19.9	164.5	843.3
Cash flow (decreasing)/increasing cash on deposit and collateralized cash	(86.1)	(109.4)	(15.0)	27.4

Change in net funds resulting from cash flows	(442.1)	19.6	165.3	764.5
Loans and capital leases (acquired)/disposed with subsidiaries	(2.8)	—	(3.6)	18.9
New capital lease	(4.3)	—	—	—
Translation difference	26.9	(12.8)	(4.7)	12.5

(Decrease)/Increase in net funds in the period	(422.3)	6.8	157.0	795.9
Net funds/(debt) at beginning of period	157.6	150.8	(6.2)	(802.1)

Net (debt)/funds at end of period	(264.7)	157.6	150.8	(6.2)

The accompanying Notes form an integral part of these consolidated financial statements.

Tomkins plc

Consolidated balance sheets

At January 3, 2004 and December 31, 2002

	January 3, 2004	December 31, 2002 (restated*)
	£ million	£ million
Capital employed
Fixed assets
Goodwill	216.7	168.4
Property, plant and equipment	793.7	787.6
Investments	7.4	8.2

	1,017.8	964.2

Current assets
Inventory	373.9	400.4
Accounts receivable and prepayments	624.2	624.5
Cash	175.6	341.5

	1,173.7	1,366.4
Current liabilities
Accounts payable: amounts falling due within one year	(502.3)	(490.2)

Net current assets	671.4	876.2

Total assets less current liabilities	1,689.2	1,840.4
Accounts payable: amounts falling due after more than one year	(488.4)	(243.3)
Provisions for liabilities & charges	(423.5)	(519.8)

	777.3	1,077.3

Capital & Reserves
Called up share capital
Ordinary Shares of 5p; Authorized shares - 1,585,164,220; Issued and outstanding shares – 773,262,360 (December 31, 2002; 772,973,339)	38.7	38.7
Convertible cumulative preference shares of $50; Authorized shares - 13,920,000; Issued and outstanding shares – 10,506,721 (December 31, 2002; 10,507,478)	337.2	337.2
Redeemable convertible cumulative preference shares of $50; Authorized shares - 25,200,000; Issued and outstanding shares - nil (December 31, 2002; 12,438,282)	—	386.3

	375.9	762.2
Share premium account	92.8	92.2
Capital redemption reserve	461.9	66.6
Own shares	(6.4)	(4.1)
Retained earnings	(180.2)	122.4

Shareholders’ Funds	744.0	1,039.3
Equity minority interest	33.3	38.0

	777.3	1,077.3

Shareholders’ Funds
Equity	406.8	315.8
Non-equity	337.2	723.5

	744.0	1,039.3

*	Comparative figures have been restated. See note 14

The accompanying Notes form an integral part of these consolidated financial statements.

Tomkins plc

Statements of total recognized gains and losses

For the fiscal year ended January 3, 2004, the eight months ended December 31, 2002 and fiscal years ended April 30, 2002, and April 30, 2001

	January 3, 2002		December 31, 2002		April 30, 2002		April 30, 2001
	£ million		£ million		£ million		£ million
Profit attributable to shareholders		171.8		117.8		187.5		53.3
Foreign exchange translation
- group	(41.5)		(112.1)		(33.5)		(4.4)
- associated undertakings	(0.4)		(0.3)		(0.4)		(0.1)

		(41.9)		(112.4)		(33.9)		(4.5)

Total recognized gains and losses for the year		129.9		5.4		153.6		48.8
Prior period adjustment (see accounting policies)		—		—		32.9		—

Total recognized gains and losses since last annual report		129.9		5.4		186.5		48.8

The accompanying Notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in shareholders’ equity

For the fiscal year ended January 3, 2004, the eight months ended December 31, 2002 and fiscal years ended April 30, 2002, and April 30, 2001

	Ordinary Shares	Convertible Cumulative Preference Shares	Redeemable Convertible Cumulative Preference Shares	Share Premium Account	Capital Redemption Reserve	Own Shares	Retained Earnings	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At April 29, 2000	47.5	337.4	391.8	106.0	37.0	(6.5)	(189.1)	724.1
Net income	—	—	—	—	—	—	53.3	53.3
Issue/conversion of shares	0.1	(0.2)	(0.1)	3.0	—	—	—	2.8
Ordinary dividends	—	—	—	—	—	—	(95.3)	(95.3)
Preference dividends	—	—	—	—	—	—	(37.6)	(37.6)
Buy back of own shares	(8.5)	—	—	(19.3)	27.8	—	(341.2)	(341.2)
Purchase of own shares	—	—	—	—	—	(0.2)	—	(0.2)
Own shares vested	—	—	—	—	—	1.1	(1.1)	—
Cost of employee share schemes	—	—	—	—	—	—	1.1	1.1
Exchange translation	—	—	35.0	—	—	—	(39.5)	(4.5)
Goodwill written back	—	—	—	—	—	—	732.2	732.2
Adjustment to prior year dividends in respect of share buy backs	—	—	—	—	—	—	6.6	6.6
Write back of impaired goodwill on proposed disposal	—	—	—	—	—		42.2	42.2

At April 30, 2001	39.1	337.2	426.7	89.7	64.8	(5.6)	131.6	1,083.5
Net income	—	—	—	—	—	—	187.5	187.5
Issue/conversion of shares	0.1	—	6.3	1.0	—	—	—	7.4
Ordinary dividends	—	—	—	—	—	—	(39.3)	(39.3)
Preference dividends	—	—	—	—	—	—	(92.6)	(92.6)
Buy back of own shares	(0.6)	—	—	(1.3)	1.8	—	(19.7)	(19.8)
Own shares vested	—	—	—	—	—	1.6	(1.6)	—
Cost of employee share schemes	—	—	—	—	—	—	0.8	0.8
Exchange translation	—	—	(6.2)	—	—	—	(27.7)	(33.9)
Goodwill written back	—	—	—	—	—	—	9.3	9.3
Adjustment to prior year dividends in respect of share buy backs	—	—	—	—	—	—	0.2	0.2
Write back of impaired goodwill on proposed disposal	—	—	—	—	—	—	3.2	3.2

At April 30, 2002	38.6	337.2	426.8	89.4	66.6	(4.0)	151.7	1,106.3

Tomkins plc

Consolidated statements of changes in shareholders’ equity (continued)

For the fiscal year ended January 3, 2004, the eight months ended December 31, 2002 and fiscal years ended April 30, 2002, and April 30, 2001

	Ordinary Shares	Convertible Cumulative Preference Shares	Redeemable Convertible Cumulative Preference Shares	Share Premium Account	Capital Redemption Reserve	Own Shares	Retained Earnings	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At April 30, 2002	38.6	337.2	426.8	89.4	66.6	(4.0)	151.7	1,106.3
Net income	—	—	—	—	—	—	117.8	117.8
Issue/conversion of shares	0.1	—	(0.1)	2.8	—	—	—	2.8
Ordinary dividends	—	—	—	—	—	—	(61.9)	(61.9)
Preference dividends	—	—	—	—	—	—	(24.5)	(24.5)
Purchase of own shares	—	—	—	—	—	(1.8)	—	(1.8)
Shares vested	—	—	—	—	—	1.7	(1.7)	—
Cost of employee share schemes	—	—	—	—	—	—	2.2	2.2
Exchange translation	—	—	(40.4)	—	—	—	(72.0)	(112.4)
Goodwill written back	—	—	—	—	—	—	10.8	10.8

At December 31, 2002 (Restated)	38.7	337.2	386.3	92.2	66.6	(4.1)	122.4	1,039.3
Net income	—	—	—	—	—	—	171.8	171.8
Issue of shares	—	—	—	0.6	—	—	—	0.6
Redemption of preference shares	—	—	(395.3)	—	395.3	—	(384.5)	(384.5)
Ordinary dividends	—	—	—	—	—	—	(92.8)	(92.8)
Preference dividends	—	—	—	—	—	—	(28.9)	(28.9)
Purchase of own shares	—	—	—	—	—	(2.5)	—	(2.5)
Shares vested	—	—	—	—	—	0.2	(0.2)	—
Cost of employee share schemes	—	—	—	—	—	—	1.6	1.6
Exchange translation	—	—	9.0	—	—		(50.9)	(41.9)
Goodwill written back	—	—	—	—	—		29.9	29.9
Provision for impairment of goodwill on proposed disposal	—	—	—	—	—		51.4	51.4

At January 3, 2004	38.7	337.2	—	92.8	461.9	(6.4)	(180.2)	744.0

The accompanying Notes form an integral part of these consolidated financial statements.

Comparative figures have been restated. See note 14.

Own shares represent the cost to the Tomkins Employee Share Trust (“the Trust”) of the Company’s ordinary shares that it has acquired to meet the expected requirements of the share based compensation schemes.

As at January 3, 2004, the Group was deemed to hold 2,628,859 of the Company’s ordinary shares (December 31, 2002 – 1,827,382 ordinary shares) by way of the Trust with a market value of £7.1 million (December 31, 2002 – £3.5 million). As at January 3, 2004, the Company was deemed to hold 2,077,583 of its own ordinary shares (December 31, 2002 – 1,257,778 ordinary shares) by way of the Trust with a market value of £5.6 million (December 31, 2002 – £2.4 million). Dividends relating the Company’s ordinary shares held by the Trust have been waived with the exception of those that are payable to participants in the relevant schemes.

Following the agreement to sell Pegler Limited and the business and assets of Hattersley Newman Hender Limited subsequent to the year end, a provision of £51.4 million was charged to the income statement for the resulting impairment of goodwill.

In addition to the above, the goodwill arising since March 1, 1973 on the acquisition of subsidiary and associated undertakings owned at January 3, 2004 written off against reserves, totals £1,054.8 million (December 31, 2002 – £1,136.1 million; April 30, 2002 – £1,146.9 million; April 30, 2001 – £1,159.4 million).

Tomkins plc

Notes to the consolidated financial statements

1	Basis of presentation

The accompanying financial statements do not comprise “statutory accounts” within the meaning of Section 240 of the Companies Act 1985 of England and Wales (the “Companies Act”), but have been based upon the full published accounts of the Company for the fiscal year to January 3, 2004, the eight months ended December 31, 2002 and the two fiscal years to April 30, 2002 which have been delivered to the Registrar of Companies in England and Wales upon which unqualified audit reports have been given.

These financial statements are presented under the historical cost convention and in accordance with applicable UK Generally Accepted Accounting Principles (“UK GAAP”). These principles differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”); see Note 26.

2	Accounting policies

(a) Basis of consolidation

The financial statements include the results of all subsidiary undertakings (“subsidiaries”). The results of subsidiaries acquired or sold are consolidated for the periods from the effective dates of acquisition or to the effective dates of sale.

(b) Accounting period

The financial statements are for the 368 days ended January 3, 2004, the 245 days ended December 31, 2002, the 365 days ended April 30, 2002 and the 366 days ended April 30, 2001.

(c) Foreign currencies

Trading results denominated in foreign currencies are translated into pounds sterling at the average rates of exchange ruling throughout the period.

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

(d) Derivative financial instruments

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

Tomkins plc

Notes to the consolidated financial statements

2	Accounting policies (continued)

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

(i) Own shares

Own shares deducted in arriving at shareholders’ funds represent the cost of the Company’s ordinary shares acquired by ESOP trusts in connection with the Group’s employee share schemes.

The accounting policy for own shares held in an ESOP trust has been amended to conform to Urgent Issues Task Force Abstract No. 38 “Accounting for ESOP trusts” (“UITF 38”). See ‘Consolidated statements of changes in shareholders’ equity’ on page F- 5.

(j) Goodwill

Goodwill, being the excess of the cost of an acquisition over the fair values attributed to the net assets at acquisition, is now capitalized and is being amortized over its useful economic life, which is usually expected not to exceed 20 years. Provision is made for any impairment.

Goodwill arising on acquisitions made on or before May 2, 1998 was charged directly to reserves. The profit or loss on disposal or closure of a business includes any attributable goodwill previously charged to reserves.

(k) Net sales

Net sales include sales in the ordinary course of business to external customers for goods supplied and dispatched and services provided, exclusive of sales related taxes.

Application Note G to Financial Reporting Standard No.5, “Reporting the substance of transactions” (“FRS 5”), which deals with revenue recognition, has been adopted during the year. The Group’s revenue recognition policy was already compliant with this pronouncement.

(l) Research & development

Expenditure on research & development and on patents and trademarks is written off in the year in which it is incurred.

(m) Operating leases

Operating lease rentals are charged to the income statement on the straight-line basis over the periods of the lease.

(n) Employee share schemes

With the exception of awards made under SAYE option schemes in respect of which no cost is recognised, the cost of awards made under the Group’s share-based compensation schemes is based on the intrinsic value of the awards and is charged to the income statement on a straight-line basis over the period to which the employees’ performance relates.

(o) Pensions & other post-retirement benefits

The costs of pension plans and other post-retirement benefits are charged to the income statement so as to spread the costs over the employees’ working lives with the Group.

As permitted by the transitional arrangements of Financial Reporting Standard No. 17 “Retirement benefits” (“FRS 17”) the Group has elected to defer its implementation. The disclosures required under the transitional arrangements are set out in note 23.

(p) Government grants

Government grants relating to property, plant & equipment are treated as deferred income and credited to the income statement in equal instalments over the anticipated useful lives of the assets to which the grants relate. Other grants are credited to the income statement when they are received.

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

Tomkins plc

Notes to the consolidated financial statements

2	Accounting policies (continued)

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

In the year to January 3, 2004, the eight months to December 31, 2002 and the two-year period ended April 30, 2002 the Company acquired and disposed of the following businesses, the results of which are included in the consolidated financial statements from their respective dates of acquisition or to the effective date of sale.

Acquisitions during the year ended January 3, 2004

Tomkins acquired the business, assets and liabilities of Stackpole Limited on June 18, 2003 for a cash consideration of Cdn$349.1 million (£153.1 million). Provisional goodwill of £78.3 million arising on the acquisition was capitalised. The acquisition is included in the Industrial & Automotive group.

Deferred consideration of £0.4 million in respect of a prior period acquisition made by the Air Systems Components group was paid during the year. Revisions to the fair value of assets acquired resulted in a reduction of £0.5 million in the related goodwill.

Disposals during the year ended January 3, 2004

Industrial & Automotive

On August 22, 2003 Tomkins sold Gates Formed-Fibre Products, Inc., for a cash consideration of US $47.0 (£29.7 million). There was a net gain on disposal of £3.5 million, after charging £8.9 million of goodwill previously written off to reserves and costs of £1.3 million.

Engineered & Construction Products

On January 27, 2003 Tomkins sold the business and assets of Milliken Valve Company Inc. for a cash consideration of US$7.3 million (£4.5 million), resulting in a gain on disposal of £2.5 million.

On June 30, 2003 Tomkins sold its 62.4% investment in the business and assets of Cobra Investments (Pty) Limited for a cash consideration of £7.4 million of which £1.7 million was deferred. £1.3 million of the deferred consideration has now been received. A loss of £24.3 million arose on the disposal, after charging £21.0 million of goodwill previously written off to reserves.

Net cash consideration of £1.6 million was received during the year, which related to disposals completed in previous years.

Costs of £0.2 million relating to the ongoing sale of companies were incurred during the year.

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

On December 30, 2002, Tomkins sold the business and assets of Fedco Automotive Components Inc. for a cash consideration of $8.0 million (£5.0 million). £4.6 million of goodwill previously written off to reserves was written off to the income statement, resulting in a loss on sale of £6.6 million.

Engineered & Construction Products

On May 24, 2002, Lasco Composites was sold for an adjusted cash consideration of $43.1 million (£29.6 million). £4.8 million of goodwill previously written off to reserves was written off to the income statement. After disposal related costs of $3.6 million (£2.5 million) there was a profit on sale of £18.3 million.

Costs of £0.1 million relating to the ongoing sale of companies were incurred during the period.

Tomkins plc

Notes to the consolidated financial statements

3	Acquisitions and disposals (continued)

Acquisitions during the year ended April 30, 2002

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

Disposals during the year ended April 30, 2002

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

Acquisitions during the year ended April 30, 2001

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

Disposals during the year ended April 30, 2001

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

Deferred consideration of £1.0 million relating to disposals made in prior years was received during the year.

Tomkins plc

Notes to the consolidated financial statements

3	Acquisitions and disposals (continued)

Fair value of assets and liabilities acquired

The fair value of the assets and liabilities of the subsidiaries acquired during the year ended January 3, 2004, the eight-month period ended December 31, 2002 and the fiscal year ended April 30, 2002 are set out below. The fair value of assets and liabilities of the subsidiaries acquired during the period ended April 30, 2001 was not material.

Details of all acquisitions during the year ended January 3, 2004 including the fair value adjustments made to the assets and liabilities acquired, are set out below:

	Book value	Accounting policy alignment		Fair value adjustments		Fair value to the group
	£ million	£ million		£ million		£ million
Intangible fixed assets	0.3	—		(0.3	)(b)	—
Tangible fixed assets	62.5	—		8.2	(c)	70.7
Stock	5.5	(0.4	)(a)	—		5.1
Debtors	18.3	—		7.3	(d)	25.6
Creditors: amounts falling due within one year	(12.8)	—		(2.5	)(e)	(15.3)
Creditors: amounts falling due after more than one year	—	—		(7.0	)(f)	(7.0)
Current tax	(0.4)	—		—		(0.4)
Deferred tax	(9.9)	—		(1.3	)(g)	(11.2)
Cash	11.0	—		—		11.0
Net debt	(2.8)	—		—		(2.8)

Net assets	71.7	(0.4)		4.4		75.7

Goodwill capitalized (see note 12)						77.8

Cash consideration						153.5

Acquisition costs included in the consideration are £2.0 million.

Notes:	(a) Alignment of stock carrying value and provisioning policies.

(b) Write off of intangibles.

(c) Revaluation of land and buildings and plant and equipment. The valuation was undertaken by external, qualified valuers and was assessed on an existing use or open market value basis.

(d) Mark to market valuation of outstanding foreign exchange contracts.

(e) Mark to market valuation of outstanding foreign exchange contracts and recognition of liabilities for leasehold property dilapidations.

(f) Recognition of pension liabilities at fair value.

(g) Deferred tax on fair value adjustments.

The profit after tax of Stackpole Limited for the year ended December 31, 2002 was £8.1 million, and the profit after tax for the period from January 1, 2003 to June 17, 2003 was £1.9 million after charging £1.4 million of exceptional costs related to the sale of the company. Stackpole Limited contributed £10.5 million to net cash inflow from operating activities.

Details of all acquisitions during the period ended December 31, 2002 including the fair value adjustments made to the assets and liabilities acquired, are set out below:

	Book value	Accounting policy alignment		Fair value adjustments		Fair value to the group
	£ million	£ million		£ million		£ million
Property, plant & equipment	1.8	—		—		1.8
Stock	1.4	(0.2	)(a)	—		1.2
Debtors	2.4	—		(0.1	)(b)	2.3
Creditors	(0.6)	—		—		(0.6)
Net debt	(0.3)	—		—		(0.3)

Net assets	4.7	(0.2)		(0.1)		4.4
Goodwill capitalized						6.9

Consideration						11.3
Cash consideration						10.9

Deferred consideration						0.4

Acquisition costs included in the consideration are £0.1 million.

Notes:	(a) Alignment of stock carrying value and provisioning policies.

(b) Allowance for doubtful debts.

Tomkins plc

Notes to the consolidated financial statements

3	Acquisitions and disposals (continued)

Details of all acquisitions in fiscal 2002, including the fair value adjustments made to the assets and liabilities acquired, are set out below:

	Book value	Accounting policy alignment	Fair value adjustments	Fair value to the group
	£ million	£ million	£ million	£ million
Property, plant and equipment	11.2	—	(b) 4.3	15.5
Inventory	10.6	(a) (2.5)	—	8.1
Receivables	10.2	—	—	10.2
Payables	(7.6)	—	—	(7.6)
Tax	(0.1)	—	—	(0.1)
Net debt	(1.2)	—	—	(1.2)

Net assets	23.1	(2.5)	4.3	24.9

Goodwill capitalized				6.3

Cash consideration				(c) 31.2

Notes:	(a) Alignment of inventory carrying value and provisioning policies.

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

Disposals

The total net assets disposed of in the period to January 3, 2004, the aggregate consideration received and the profit on sale are set out below:

Total net assets sold	Total
£ million
Property, plant & equipment	14.2
Investment in associates	0.3
Stock	13.9
Debtors	17.4
Creditors	(7.4)
Provisions	(0.7)
Tax	(1.5)
Deferred tax	(0.8)
Net cash	1.3
Minority interests	(6.5)

Net assets	30.2
Goodwill	29.9

60.1

Aggregate consideration
Cash	(41.5)
Deferred consideration	(0.4)
Provision for costs arising on disposal	0.3

(41.6)

Loss on disposal	18.5

Tomkins plc

Notes to the consolidated financial statements

3	Acquisitions and disposals (continued)

The total net assets disposed of in the period to December 31, 2002, the aggregate consideration received and the profit on sale are set out below:

Total net assets sold	Total
£ million
Property, plant & equipment	18.5
Stock	11.0
Debtors	18.9
Creditors	(13.1)
Provisions	(0.2)
Tax	(0.7)
Deferred tax	(0.5)
Net cash	0.1

Net assets	34.0
Goodwill – provision for impairment at April 30, 2002	3.5
Goodwill	10.8

48.3

Aggregate consideration
Cash	(56.2)
Provision for costs arising on disposal	0.8

(55.4)

Profit on disposal	7.1
Provision made in the year to April 30, 2002	3.5

Profit credited in the period	10.6

The total net assets disposed of in fiscal 2002, the aggregate consideration received and the loss on sale are set out below:

Total net assets sold	Total
£ million
Property, plant & equipment	24.4
Investments	(0.2)
Inventory	26.0
Receivables	9.1
Payables	(14.2)
Provisions	(1.4)
Tax	(1.3)
Deferred tax	(0.4)
Net cash	39.6
Collateralized cash	3.6

Net assets	85.2
Goodwill – provision for impairment at April 30, 2001	42.2
Goodwill	9.3

136.7

Aggregate consideration:
Cash	(51.2)
Deferred consideration	(20.8)
Costs	3.8

(68.2)

Loss on disposal	68.5
Provision made in 2001	(66.0)

Loss charged in the year	2.5

Tomkins plc

Notes to the consolidated financial statements

3	Acquisitions and disposals (continued)

The total net assets disposed of in fiscal 2001, the aggregate consideration received and the loss on sale are set out below:

	Food Manufacturing	Professional Garden & Leisure Products	Engineered & Construction Components	Total
	£ million	£ million	£ million	£ million
Total net assets sold:
Intangible assets	10.4	—	—	10.4
Property, plant & equipment	545.6	52.5	2.3	600.4
Investments	4.2	—	—	4.2
Inventory	135.7	91.7	0.9	228.3
Receivables	262.7	69.6	2.3	334.6
Payables	(295.6)	(48.3)	(1.2)	(345.1)
Provisions	—	(30.8)	—	(30.8)
Tax	(80.4)	(1.2)	(0.1)	(81.7)
Deferred tax	(51.1)	13.9	(0.3)	(37.5)
Net cash	73.0	0.2	—	73.2
Other net debt	(19.8)	0.9	—	(18.9)
Minority interest	(0.3)	—	—	(0.3)

Net assets	584.4	148.5	3.9	736.8
Goodwill – provision for impairment at April 29, 2000	171.4	—	—	171.4
Goodwill	657.3	73.9	1.0	732.2

	1,413.1	222.4	4.9	1,640.4

Aggregate consideration:
Cash	(1,233.7)	(139.5)	(3.1)	(1,376.3)
Deferred consideration	—	(8.8)	—	(8.8)
Costs	37.4	2.1	—	39.5

	(1,196.3)	(146.2)	(3.1)	(1,345.6)

Loss on disposal	216.8	76.2	1.8	294.8
Provision made in 2000	(215.0)	—	—	(215.0)

Loss charged in the year	1.8	76.2	1.8	79.8

The discontinued operations contributed £55.6 million to the Group’s operating cash flows, paid £0.3 million in respect of net returns on investments and servicing of finance, paid £8.8 million in respect of tax, paid £17.0 million in respect of net capital expenditure, contributed £2.1 million in respect of management of liquid resources and paid £67.1 million in respect of net financing.

Tomkins plc

Notes to the consolidated financial statements

4	Operating income

Operating income is stated after charging/(crediting):

	January 3, 2004	December 31, 2002	April 30, 2002	April 30, 2001
	£ million	£ million	£ million	£ million
Depreciation of fixed assets	125.2	81.9	125.7	141.0
Depreciation of fixed assets held under finance leases	3.5	2.6	4.6	5.1
Loss/(profit) on disposal of fixed assets	1.3	(0.7)	(1.0)	1.1
Provision for impairment of listed investments	0.4	—	—	—
Government grants - capital	(0.1)	(0.1)	(0.2)	(0.4)
Government grants - revenue	(1.2)	(0.3)	(1.1)	(0.6)
Amortization of goodwill	11.9	6.8	10.5	9.5
Research and development expenditure	58.6	34.3	54.1	46.0
Hire of plant and machinery under operating leases	9.3	3.8	9.8	11.3
Rentals payable under other operating leases	12.5	7.7	11.4	17.2
Auditors’ remuneration (see below)	4.9	3.3	2.6	2.1

	£ million	£ million	£ million	£ million
Auditors’ remuneration:
Deloitte & Touche LLP
Audit services:
Statutory audit	2.1	2.1	2.2	2.0
Audit regulatory services(1)	0.1	0.1	0.1	—

	2.2	2.2	2.3	2.0
Further assurance services(2)	0.6	0.3	0.3	0.1
Tax services:(3)
Compliance services	0.1	0.1	—	—
Advisory services	2.0	0.7	—	—

	2.1	0.8	—	—

Total fees	4.9	3.3	2.6	2.1

(1)	Audit related regulatory services include the review of the half year financial statements and work relating to the 20-F filing with the Securities and Exchange Commission in the US.

(2)	Further assurance services include advice on accounting matters and non-regulatory reporting. All such fees must be reported to the Audit Committee and prior approval is required from the Chairman of the Audit Committee for any projects above specified limits.

(3)	Compliance services are carried out as part of the statutory audit. Tax advisory services must be reported to the Audit Committee as set out in (2) above.

Staff costs, including directors, were:

	January 3, 2004	December 31, 2002	April 30, 2002	April 30, 2001
	£ million	£ million	£ million	£ million
Wages and salaries	752.4	515.9	803.9	963.8
Social security costs	74.5	49.2	76.2	92.4
Pension costs	43.4	27.4	35.0	44.8
Other post-retirement benefits	11.2	7.8	14.8	12.7

	881.5	600.3	929.9	1,113.7

	Number	Number	Number	Number
Average number of persons employed by the Group during the period was:
Production	30,697	30,666	31,659	40,402
Selling and distribution	4,546	4,737	4,654	6,798
Administration	4,085	4,193	4,357	5,555

	39,328	39,596	40,670	52,755

Tomkins plc

Notes to the consolidated financial statements

4	Operating income (continued)

Operating income is after (charging)/crediting the following operating exceptional items:

	January 3, 2004	December 31, 2002	April 30, 2002	April 30, 2001
	£ million	£ million	£ million	£ million
Continuing operations
Industrial & Automotive:
Settlement of action against Bando Chemical Industries of Japan	—	—	—	18.7
Restructuring costs	(20.7)	(22.2)	(26.1)	(9.4)

	(20.7)	(22.2)	(26.1)	9.3
Air Systems Components - Restructuring costs	(4.1)	(8.2)	—	—
Engineered & Construction Products - Restructuring costs	(0.7)	(1.6)	—	—
Central Costs - Strategic review costs	—	—	—	(5.9)

	(25.5)	(32.0)	(26.1)	3.4
Discontinued operations
Engineered & Construction Products - Restructuring costs	(10.4)	—	—	—

Total operating exceptional items before tax	(35.9)	(32.0)	(26.1)	3.4
Tax attributable	11.5	12.5	6.2	(1.5)

Total after tax	(24.4)	(19.5)	(19.9)	1.9

The restructuring costs of £35.9 million (December 31, 2002 - £32.0 million, April 30, 2002 - £26.1 million, April 30, 2001 - £9.4 million) primarily relate to the relocation of wiper blade production, the rationalization of manufacturing capacity in North America and the restructuring of UK valves, taps and mixers business. Net cash flow from operating activities include £34.3 million (December 31, 2002 - £25.4 million, April 30, 2002 - £5.1 million, April 30, 2001 - £4.0 million) outflow in respect of the above restructuring costs.

In January 1992, Gates filed an action, alleging copyright infringement, misappropriation of trade secrets and unfair competition against Bando Chemical Industries of Japan, as well as certain individual defendants. A settlement was agreed during the year ended April 30, 2001, resulting in an award in favour of the group of $41.8 million (£29.1 million) including interest of $5.8 million (£4.1 million). The funds were received in May and June 2001. Tomkins had agreed to issue further redeemable convertible cumulative preference shares to the former shareholders of Gates, equal to 80 percent of the proceeds (net of costs of litigation since December 1995 and after tax) of the action. Of the balance of $32.8 million (£22.8 million), $27.0 million (£18.7 million) has been credited to operating income and $5.8 million (£4.1 million) to interest.

In the year ended April 30, 2001, costs of £5.9 million were incurred on a strategic review of the Group. Operating cash flows in the year ended April 30, 2002 include £1.8 million (2001 - £4.1 million) outflow in respect of these costs.

Tomkins plc

Notes to the consolidated financial statements

5	Segment information

	January 3, 2004	December 31, 2002	April 30, 2002	April 30, 2001
	£ million	£ million	£ million	£ million
(a) Analysis by business segment
Net sales
Continuing operations
Industrial & Automotive	1,977.2	1,263.9	1,985.9	1,968.3
Air Systems Components	447.9	325.7	516.4	487.9
Engineered & Construction Products	648.2	443.7	774.9	773.5

	3,073.3	2,033.3	3,277.2	3,229.7
Discontinued operations
Engineered & Construction Products	77.1	63.9	96.6	105.4
Food Manufacturing	—	—	—	562.1
Professional, Garden & Leisure Products	—	—	—	208.3

	3,150.4	2,097.2	3,373.8	4,105.5

Operating income *
Continuing operations
Industrial & Automotive	169.2	92.8	146.9	191.8
Air Systems Components	38.2	25.6	53.8	55.3
Engineered & Construction Products	62.6	42.2	72.7	56.3
Central costs	(24.0)	(15.2)	(12.6)	(24.0)

	246.0	145.4	260.8	279.4
Discontinued operations
Engineered & Construction Products	(10.1)	5.2	5.1	29.1
Food Manufacturing	—	—	—	26.0
Professional, Garden & Leisure Products	—	—	—	(14.5)

	235.9	150.6	265.9	320.0
Goodwill amortization	(11.9)	(6.8)	(10.5)	(9.5)

	224.0	143.8	255.4	310.5

	£ million	£ million	£ million	£ million
Operating net assets
Continuing operations
Industrial & Automotive	777.4	743.9	780.6	870.2
Air Systems Components	100.3	122.2	144.9	138.8
Engineered & Construction Products	125.2	151.1	188.0	199.8
Central costs	(15.3)	(54.9)	(60.1)	(62.2)

	987.6	962.3	1,053.4	1,146.6
Discontinued operations
Engineered & Construction Products	13.2	44.8	43.3	48.5
Professional, Garden & Leisure Products	—	—	—	(4.9)

	1,000.8	1,007.1	1,096.7	1,190.2

There were no material sales or transfers between segments in any period.

*	Operating income includes the Group’s share of the income from associates and is before goodwill amortization. The split of the income from associates analyzed by class of business is Industrial & Automotive £0.7 million (December 2002 – 0.3 million, April 2002 - loss of £0.7 million, April 2001 - £0.3 million), Air Systems Components £nil (December 2002 - £nil, April 2002 - £nil, April 2001 - £nil), Engineered & Construction Products £0.2 million (December 2002 - £0.4 million, April 2002 - £nil, April 2001 - loss of £0.3 million), Food Manufacturing £nil (December 2002 – nil, April 2002 - £nil, April 2001 - £0.3 million) and Professional, Garden & Leisure Products loss £nil (December 2002 - £nil, April 2002 - £nil, April 2001 - £(0.2) million,). The split of the goodwill amortization charged for the year, analyzed by class of business is Industrial & Automotive £3.5 million (December 2002 - £0.9 million, April 2002 - £1.5 million, April 2001 - £1.3 million) Air Systems Components £8.1 million (December 2002 - £5.6 million, April 2002 - £8.6 million, April 2001 - £7.6 million), Engineered & Construction Products £0.3 million (December 2002 - £0.3 million, April 2002 - £0.4 million, April 2001 - £0.4 million), Food Manufacturing £nil (December 2002 - £nil, April 2002 - £nil, April 2001 - £0.2 million,) and Professional, Garden & Leisure Products £nil (December 2002 - £nil, April 2002 - £nil, April 2001 - £nil).

Details of businesses acquired and disposed of by segment are disclosed in Note 3.

Tomkins plc

Notes to the consolidated financial statements

5	Segment information (continued)

	January 3, 2004	December 31, 2002	April 30, 2002	April 30, 2001
	£ million	£ million	£ million	£ million
(b) Analysis by geographical origin
Net sales
United States of America**	2,075.1	1,470.1	2,380.5	2,498.1
United Kingdom	219.0	125.6	237.7	787.4
Rest of Europe	329.1	191.1	290.3	309.8
Rest of the World	527.2	310.4	465.3	510.2

	3,150.4	2,097.2	3,373.8	4,105.5

Operating income*
United States of America**	186.1	123.3	225.6	237.1
United Kingdom	(32.7)	(6.4)	(7.6)	28.4
Rest of Europe	20.5	1.6	5.3	13.1
Rest of the World	62.0	32.1	42.6	41.4

	235.9	150.6	265.9	320.0
Goodwill amortization	(11.9)	(6.8)	(10.5)	(9.5)

	224.0	143.8	255.4	310.5

Operating net assets
United States of America**	510.0	604.0	686.3	773.8
United Kingdom	91.2	71.6	65.1	73.2
Rest of Europe	119.5	132.6	132.9	110.8
Rest of the World	280.1	198.9	212.4	232.4

	1,000.8	1,007.1	1,096.7	1,190.2

*	Operating income includes the Group’s share of the income from associates and is before goodwill amortization.

**	Translated at the weighted average weekly rate of £1 = $1.5335 (April 2002 - £1 = $1.4330, April 2001 – hedged rate of £1 = $1.59; April 2000 – hedged rate of £1 = $1.61).

	January 3, 2004	December 31, 2002
	£ million	£ million
Operating net assets comprise:
Tangible fixed assets	793.7	787.6
Stock	373.9	400.4
Debtors	540.8	543.8
Creditors: amounts falling due within one year	(396.4)	(401.6)
Creditors: amounts falling due after more than one year	(74.5)	(75.2)
Provisions for liabilities and charges	(236.7)	(247.9)

	1,000.8	1,007.1

Debtors exclude corporation tax, deferred tax and collateralized cash. Creditors exclude loans and overdrafts, obligations under finance leases, corporation tax and dividends. Provisions for liabilities and charges exclude deferred tax and other tax provisions.

	January 3, 2004	December 31, 2002	April 30, 2002	April 30, 2001
	£ million	£ million	£ million	£ million
(c) Analysis by geographical destination
Net sales
United States of America**	2,117.4	1,442.3	2,332.7	2,464.0
United Kingdom	126.1	80.4	169.1	692.8
Rest of Europe	372.8	215.9	333.1	384.1
Rest of the World	534.1	358.6	538.9	564.6

	3,150.4	2,097.2	3,373.8	4,105.5

**	Translated at the weighted average weekly rate of £1 = $1.5335 (April 2002 - £1 = $1.4330, April 2001 – hedged rate of £1 = $1.59; April 2000 – hedged rate of £1 = $1.61).

Tomkins plc

Notes to the consolidated financial statements

6	Taxes on income

Tax on profit on ordinary activities

	January 3, 2004	December 31, 2002	April 30, 2002	April 30, 2001
	£ million	£ million	£ million	£ million
Analysis of charge for the period
Current tax
U.K. Corporation tax on profits for the period	—	5.9	17.8	22.5
Prior year adjustments	(93.7)	(8.5)	(8.6)	1.8

Total U.K. Corporation tax	(93.7)	(2.6)	9.2	24.3

Overseas tax on profit for the period	64.3	50.5	75.9	65.0
Prior year adjustments	(7.4)	(14.0)	(7.1)	(1.7)

Total overseas tax	56.9	36.5	68.8	63.3

Total current tax	(36.8)	33.9	78.0	87.6

Deferred tax
Timing differences originating in the period	(6.8)	(4.0)	(1.5)	(0.7)
Deferred tax asset recognized in the period	(7.2)	(2.4)	(10.8)	—
Prior year adjustments	3.0	1.2	5.5	—

Total deferred tax	(11.0)	(5.2)	(6.8)	(0.7)
Associate income tax	0.3	0.5	0.3	—

Tax on profit of ordinary activities	(47.5)	29.2	71.5	86.9

The tax charge on exceptional profits is £0.5 million (December 2002 - £8.6 million, April 2002 - £2.8 million; April 2001 - £nil).

Factors affecting the tax charge for the period

	January 3, 2004	December 31, 2002	April 30, 2002	April 30, 2001
	£ million	£ million	£ million	£ million
Profit on ordinary activities before tax	132.4	153.1	264.4	144.0

Tax at the standard rate of corporation tax in the UK of 30% (2002-30%; 2001-30%)	39.7	45.9	79.3	43.2
Effect of:
Permanent differences	4.3	(3.1)	4.3	(6.2)
Non deductible exceptional items	23.0	3.5	1.5	43.8
Timing differences originating in the period	6.8	4.0	1.5	0.7
(Lower)/higher tax rates on overseas earnings	(9.5)	6.1	7.1	6.0
Exceptional release of prior year tax provisions	(90.7)	—	—	—
Adjustments to current tax charge in respect of prior years	(10.4)	(22.5)	(15.7)	0.1

Current tax (credit)/charge for the period	(36.8)	33.9	78.0	87.6

Tomkins plc

Notes to the consolidated financial statements

6	Taxes on income (continued)

Provision for deferred tax

	January 3, 2004	December 31, 2002
	£ million	£ million
The deferred tax balance comprises:
Excess of tax depreciation over book depreciation	47.8	57.0
Other timing differences	(86.7)	(98.4)

Net deferred tax asset	(38.9)	(41.4)

The balance is made up of:
Deferred tax asset	(55.7)	(46.7)
Deferred tax liability	16.8	5.3

	(38.9)	(41.4)

January 3, 2004
£ million
The movements in the net deferred tax asset were as follows
Balance at December 31, 2002	(41.4)
Foreign exchange translation	3.1
Subsidiaries acquired	11.2
Charge for the year (see above)	(11.0)
Subsidiaries disposed	(0.8)

Balance at January 3, 2004	(38.9)

Factors that may affect future tax charges

There are other deferred tax assets in relation to capital losses carried forward of £119.6 million (December 2002 - £129.3 million, April 2002 - £61.8 million) and other losses carried forward and other timing differences of £19.1 million (December 2002 - £27.8 million, April 2002 - £35.9 million), totaling £138.7 million (December 2002 - £157.1 million, April 2002 - £97.9 million;), that have not been recognized on the basis that their future economic benefit is uncertain. These assets will be recognized when it is regarded as more likely than not that they will be recovered.

7	Dividends

	January 3, 2004		December 31, 2002		April 30, 2002		April 30, 2001
	£ million		£ million		£ million		£ million
Ordinary dividends
Interim dividend	35.6		35.6		35.5		37.4
Second interim dividend	—		26.3		—		—
Final dividend	57.2		—		57.1		57.9

	92.8		61.9		92.6		95.3

Preference dividends
Convertible cumulative	18.1		12.7		20.4		19.7
Redeemable convertible cumulative	10.8		11.8		18.9		17.9

	28.9		24.5		39.3		37.6

Total dividends	121.7		86.4		131.9		132.9

Dividend per Ordinary Share
Interim dividend	4.60	p	4.60	p	4.60	p	4.60	p
Second interim dividend	Nil		3.40	p	Nil		Nil
Final dividend	7.40	p	Nil		7.40	p	7.40	p

	12.00	p	8.0	p	12.00	p	12.00	p

The interim dividend for the year ended January 3, 2004, was paid on November 10, 2003. The final dividend is to be paid on June 1, 2004.

Tomkins plc

Notes to the consolidated financial statements

8	Income per Ordinary Share

	January 3, 2004		December 31, 2002		April 30, 2002		April 30, 2001
	£ million		£ million		£ million		£ million
Basic
Net income	171.8		117.8		187.5		53.3
Preference dividend	(28.9)		(24.5)		(39.3)		(37.6)

Net income attributable to Ordinary Shareholders	142.9		93.3		148.2		15.7

Weighted average number of shares (000s)	771,037		770,927		773,464		857,686

Income per share	18.53	p	12.10	p	19.16	p	1.83	p

Diluted
Net income	171.8		117.8		187.5		53.3

	171.8		117.8		187.5		53.3

Weighted average number of shares, basic (000s)	771,037		770,928		773,464		857,686
Options (000s)	2,034		1,498		553		26
Convertible preference shares (000s)	180,917		224,181		224,338		—

Weighted average number of shares, diluted (000s)	953,989		996,607		998,355		857,712

Income per share	18.01	p	11.82	p	18.78	p	1.83	p

Income per Ordinary Share is calculated in accordance with FRS14.

In fiscal 2001, the preference shares are anti-dilutive and therefore have been excluded from the calculation.

9	Reconciliation of operating income to operating cash flow

	January 3, 2004			December 31, 2002	April 30, 2002	April 30, 2001
	Continuing operations	Discontinued operations	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Operating income	233.2	(10.1)	223.1	143.1	256.1	310.4
Depreciation (net of capital government grants)	124.3	4.3	128.6	84.4	130.1	145.7
Loss/(profit) on sale of property, plant & equipment	0.4	0.9	1.3	(0.7)	(1.0)	1.1
Amortization of goodwill	11.9	—	11.9	6.8	10.5	9.5
Amortization of long term loyalty plan shares	1.6	—	1.6	0.4	0.8	1.0
Impairment of fixed asset investment	0.4	—	0.4	—	—	—
Post retirement benefits	(3.3)	—	(3.3)	(2.0)	(1.1)	(0.4)
Other provisions	(13.2)	4.5	(8.7)	1.0	20.0	(1.2)
(Increase)/decrease in inventories	(5.0)	0.8	(4.2)	(28.0)	33.1	28.6
(Increase)/decrease in receivables	(18.1)	0.9	(17.2)	27.1	74.1	66.1
Decrease in payables	1.1	(2.6)	(1.5)	(14.2)	(30.5)	(172.6)

Net cash inflow from operating activities	333.3	(1.3)	332.0	217.9	492.1	388.2

Tomkins plc

Notes to the consolidated financial statements

10	Analysis of cash flows for headings netted in the consolidated cash flow statement

	January 3, 2004	December 31, 2002	April 30, 2002	April 30, 2001
	£ million	£ million	£ million	£ million
Returns on investments & servicing of finance:
Interest received	10.2	23.0	53.1	71.6
Interest paid	(18.7)	(26.6)	(43.7)	(94.2)
Interest element of capital lease rental payments	(1.1)	(0.8)	(1.5)	(1.8)
Preference dividends paid	(30.6)	(27.8)	(39.1)	(37.8)
Investment by minority shareholder	0.7	3.2	5.0	0.9
Repayment of capital to minority shareholder	(1.5)	—	—	—
Dividend paid to subsidiary company minority shareholder	(3.9)	(4.4)	(8.2)	(3.3)

Net cash outflow from returns on investments & servicing of finance	(44.9)	(33.4)	(34.4)	(64.6)

Tax paid:
Tax paid	(60.0)	(67.4)	(67.2)	(103.9)
Tax received	30.4	7.9	24.0	20.0

Net cash outflow from tax paid	(29.6)	(59.5)	(43.2)	(83.9)

Capital expenditure:
Purchase of property, plant & equipment	(141.1)	(105.8)	(130.9)	(157.1)
Sale of property, plant & equipment	27.1	11.2	19.7	18.2

Net cash outflow from capital expenditure	(114.0)	(94.6)	(111.2)	(138.9)

Financial investment:
Purchase of fixed asset investments	—	(0.2)	—	(0.1)
Purchase of own shares	(2.5)	—	—	—
Sale of fixed asset investments	—	0.1	—	—

Net cash outflow from financial investment	(2.5)	(0.1)	—	(0.1)

Acquisitions & disposals:
Purchase of subsidiary undertakings	(153.5)	(10.9)	(28.8)	(5.5)
Net cash /(overdrafts) with subsidiary undertakings	11.0	(0.3)	(1.2)	—
Purchase of associated undertakings	—	—	—	(0.6)
Sale of subsidiary undertakings	41.5	56.2	47.4	1,337.8
Net cash disposed with subsidiary undertakings	(1.3)	(0.1)	(39.6)	(73.2)

Net cash (outflow)/inflow from acquisitions & disposals	(102.3)	44.9	(22.2)	1,258.5

Financing:
Share issues (net of costs)	0.7	1.1	1.0	2.8
Redemption of redeemable convertible cumulative preference shares	(384.5)	—	—	—
Buy back of own shares	—	—	(19.9)	(340.9)
Mark to market of hedging instruments	—	—	(4.4)	(104.3)
Debt due within one year:
Decrease in short term borrowings	(1.4)	(7.1)	(139.4)	(60.8)
Additional bank loans	1.4	1.2	2.9	3.9
Repayment of other loans	(0.5)	(1.5)	(2.1)	(2.6)
Debt due after more than one year:
Additional bank loans	304.0	—	150.7	—
Repayment of bank and other loans	(60.0)	(11.5)	(172.9)	(783.3)
Capital element of capital lease rental payments	(4.0)	(1.0)	(3.7)	(0.5)
Cash flow increasing/(decreasing) debt and lease financing	239.5	(19.9)	(164.5)	(843.3)

Net cash outflow from financing	(144.3)	(18.8)	(187.8)	(1,285.7)

Management of liquid resources:
Decrease/(increase) in cash deposits	88.4	109.2	11.5	(29.0)
(Increase)/decrease in collateralized cash	(2.3)	0.2	3.5	1.6

Cash flow decreasing/(increasing) cash on deposit and collateralized cash	86.1	109.4	15.0	(27.4)

Tomkins plc

Notes to the consolidated financial statements

11	Analysis of net debt

	January 3, 2004	Cash flow	Other non-cash changes	Acquisitions	Exchange movement	December 31, 2002
	£ million	£ million	£ million	£ million	£ million	£ million
Cash on demand	126.0	(102.0)	—	—	29.1	198.9
Overdrafts	(13.6)	(14.5)	—	—	2.7	(1.8)

		(116.5)

Debt due after more than one year	(401.0)	(244.0)	—	(2.8)	(0.1)	(154.1)
Debt due within one year	(13.1)	0.5	—	—	(1.6)	(12.0)
Capital leases	(16.4)	4.0	(4.3)	—	1.4	(17.5)

		(239.5)

Cash on deposit	49.6	(88.4)	—	—	(4.6)	142.6
Collateralized cash	3.8	2.3	—	—	—	1.5

		(86.1)

Net debt	(264.7)	(442.1)	(4.3)	(2.8)	26.9	157.6

	December 31, 2002	Cash flow	Other non-cash changes	Acquisitions	Exchange movement	April 30, 2002
	£ million	£ million	£ million	£ million	£ million	£ million
Cash on demand	198.9	75.3	—	—	(10.5)	134.1
Overdrafts	(1.8)	33.8	—	—	2.3	(37.9)

		109.1

Debt due after more than one year	(154.1)	11.5	—	—	1.0	(166.6)
Debt due within one year	(12.0)	7.4	—	—	2.9	(22.3)
Capital leases	(17.5)	1.0	—	—	1.5	(20.0)

		19.9

Cash on deposit	142.6	(109.2)	—	—	(10.0)	261.8
Collateralized cash	1.5	(0.2)	—	—	—	1.7

		(109.4)

Net funds	157.6	19.6	—	—	(12.8)	150.8

	April 30, 2002	Cash flow	Other non-cash changes	Disposals	Exchange movement	December 31, 2002
	£ million	£ million	£ million	£ million	£ million	£ million
Cash on demand	134.1	13.3	—	—	(2.1)	122.9
Overdrafts	(37.9)	2.5	—	—	0.8	(41.2)

		15.8

Debt due after more than one year	(166.6)	22.2	140.2	—	(0.3)	(328.7)
Debt due within one year	(22.3)	138.6	(140.2)	—	0.8	(21.5)
Capital leases	(20.0)	3.7	—	—	0.3	(24.0)

		164.5

Cash on deposit	261.8	(11.5)	—	—	(4.2)	277.5
Collateralized cash	1.7	(3.5)		(3.6)	—	8.8

		(15.0)

Net funds/(debt)	150.8	165.3	—	(3.6)	(4.7)	(6.2)

Tomkins plc

Notes to the consolidated financial statements

12	Intangible fixed assets

January 3, 2004
£ million
Cost:
At December 31, 2002	197.6
Foreign exchange translation	(21.3)
Subsidiaries acquired	77.8

At January 3, 2004	254.1

Amortisation:
At December 31, 2002	29.2
Foreign exchange translation	(3.7)
Charge for the year	11.9

At January 3, 2004	37.4

Amortisation:
At December 31, 2002	168.4

At January 3, 2004	216.7

13	Property, plant & equipment

	Land and buildings	Plant, equipment and vehicles	Total
	£ million	£ million	£ million
Cost
At 31 December 2002	465.2	1,356.8	1,822.0
Foreign exchange translation	(29.5)	(85.8)	(115.3)
Subsidiaries acquired	9.8	130.4	140.2
Additions	22.0	123.4	145.4
Disposals	(19.5)	(51.7)	(71.2)
Subsidiaries disposed	(6.0)	(33.9)	(39.9)

At 3 January 2004	442.0	1,439.2	1,881.2

Depreciation
At 31 December 2002	164.8	869.6	1,034.4
Foreign exchange translation	(12.0)	(52.9)	(64.9)
Subsidiaries acquired	3.1	66.4	69.5
Charge for the year	12.6	116.1	128.7
Provision for impairment – loss on exit of business	0.1	0.7	0.8
Disposals	(9.9)	(45.4)	(55.3)
Subsidiaries disposed	(0.6)	(25.1)	(25.7)

At 3 January 2004	158.1	929.4	1,087.5

Net book value
At 31 December 2002	300.4	487.2	787.6

At 3 January 2004	283.9	509.8	793.7

The net book value of property, plant & equipment includes £16.9 million (December 31, 2002 - £19.0 million; April 30, 2002 - £21.9 million) in respect of assets held under capital leases.

Freehold land amounting to £47.8 million (December 31, 2002 - £51.7 million, April 30, 2002 - £57.7 million) is not depreciated. Total property, plant & equipment include assets under construction of £82.7 million (December 2002 - £87.6 million) April 30 2002 - £62.0 million), which are also not depreciated.

Tomkins plc

Notes to the consolidated financial statements

14	Investments

The investments represent:

	January 3, 2004				December 31, 2002 (restated*)
	Associated companies	Listed investments	Own shares	Total	Associated companies	Listed investments	Own shares	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Beginning of year As previously stated	6.2	2.0	0.2	8.4	6.7	2.0	0.6	9.3
Prior year adjustment – UITF 38	—	—	(0.2)	(0.2)	—	—	(0.6)	(0.6)

As restated	6.2	2.0	—	8.2	6.7	2.0	—	8.7
Foreign exchange translation	(0.4)	—	—	(0.4)	(0.3)	(0.1)	—	(0.4)
Additions	—	0.1	—	0.1	0.1	0.2	—	0.3
Share of profit in excess of distribution	0.2	—	—	0.2	(0.3)	—	—	(0.3)
Amortization	—	—	—		—	—	—	—
Subsidiaries disposed	(0.3)	—	—	(0.3)	—	(0.1)	—	(0.1)
Provision for impairment	—	(0.4)	—	(0.4)		—	—	—

End of year	5.7	1.7	—	7.4	6.2	2.0	—	8.2

The market value of the listed investments at January 3, 2004 was £1.7 million (December 31, 2002 – £2.0 million).

*	UITF 38 ‘Accounting for ESOP trusts’ has been adopted during the year, which states that the consideration paid for shares in Tomkins plc, held by an ESOP trust on behalf of the Company, should be accounted for as a reduction in shareholders’ funds rather than as a fixed asset investment. Consideration paid for the purchase of own shares represents the cost of shares purchased by the Company. UITF 38 requires any compensation expense related to share awards to be based on the intrinsic value of the awards. In the past the compensation expense has been based on the cost of the shares purchased, which has been equal to the intrinsic value. As a result of the adoption of UITF 38, net assets and shareholders’ funds at 31 December 2002 have decreased by £0.2 million. Comparative figures have been restated accordingly. The adoption had no impact on the Group’s results in previous accounting periods, but resulted in a £0.2 million increase in operating profit in the current year.

15	Inventory

	January 3, 2004	December 31, 2002
	£ million	£ million
Raw materials and consumables	118.1	129.0
Work in progress	59.5	65.7
Finished goods and goods held for resale	196.3	205.7

	373.9	400.4

Tomkins plc

Notes to the consolidated financial statements

16	Accounts receivable and prepayments

	January 3, 2004	December 31, 2002
	£ million	£ million
Amounts falling due within one year:
Trade accounts	421.5	416.0
Less: Allowance for doubtful accounts	(8.8)	(10.4)
Amounts recoverable on long term contracts	11.2	13.4
Corporation tax	23.9	32.5
Deferred tax	41.0	32.2
Other taxes and social security	4.1	4.8
Other debtors	37.1	35.9
Prepayments and accrued income	52.1	55.9
Collateralised cash	3.8	1.5

	585.9	581.8
Amounts falling due after more than one year:
Amounts owing by subsidiary undertakings	—	—
Deferred tax	14.7	14.5
Other debtors	23.6	28.2

	624.2	624.5

The amounts falling due after more than one year owing by and to subsidiary undertakings have no specified terms of repayment and are considered unlikely to be settled within twelve months (see note 18). The majority of the amounts owing to subsidiary undertakings are interest free but some do bear interest. The interest rate used was the UK base rate minus 0.5% until 30 November 2003, and UK base rate after that date.

The Group is the beneficiary of a number of corporate owned life assurance policies. At 3 January 2004 the surrender value of the policies was £166.8 million (31 December 2002 – £165.1 million) and loans due to the life assurance company totalled £165.6 million (31 December 2002 – £163.6 million). The net debtor of £1.2 million (31 December 2002 – £1.5 million) is included in other debtors. These balances are offset in accordance with FRS 5.

17	Accounts payable: amounts falling due within one year

	January 3, 2004	December 31, 2002
	£ million	£ million
Unsecured loan notes	0.4	0.4
Other loans	—	0.5
Obligations under capital leases	3.5	3.6
Bank loans and overdrafts	26.3	12.8
Amounts owing to associated undertakings	0.2	—
Amounts due on long term contracts	0.8	0.9
Trade creditors	199.4	193.6
Bills of exchange payable	1.0	1.6
Corporation tax	16.3	5.0
Other taxes and social security	15.7	12.9
Other creditors	63.0	63.9
Proposed and accrued dividends	59.4	66.3
Accruals and deferred income	116.3	128.7

	502.3	490.2

The holders of the unsecured loan notes have the right to require all or part repayment, at par, half yearly until 30 June 2012. Some suppliers include in their conditions of sale a clause under which, until they are paid, they reserve title to the goods supplied. These goods are included in stock.

Tomkins plc

Notes to the consolidated financial statements

18	Accounts payable: amounts falling due after more than one year

	January 3, 2004	December 31, 2002
	£ million	£ million
Other loans	400.1	152.5
Obligations under finance leases	12.9	13.9
Bank loans	0.9	1.7
Amounts owing to subsidiary undertakings	—	—
Other creditors	70.2	70.6
Accruals and deferred income	4.3	4.6

	488.4	243.3

Bank loans, overdrafts and other loans
Repayable:
Between one and two years	0.9	1.7
Over five years: 2010 to 2021	400.1	152.5

	401.0	154.2
Within one year	26.7	13.7

	427.7	167.9

Unsecured:
Bank loans and overdrafts	23.8	10.5
Unsecured loan notes, 2002 to 2012, 2.24% to 3.99%	0.4	0.4
Other unsecured loans, 2002 to 2011, interest free to 8.00%	400.0	150.5

	424.2	161.4

Secured:
Bank loans	3.5	4.0
Other secured loans, 2021, 1.20% to 1.95%	—	2.5

	3.5	6.5

	427.7	167.9

19	Obligations under finance leases

	January 3, 2004	December 31, 2002
	£ million	£ million
The future finance lease payments, to which the Group was committed are as follows:
Within one year	4.4	4.6
Between one and two years	4.4	4.1
Between two and five years	5.7	7.0
Over five years	6.6	7.0

	21.1	22.7
Less: interest charges allocated to future periods	(4.7)	(5.2)

	16.4	17.5

Obligations included in creditors falling due within one year	3.5	3.6

Obligations included in creditors falling due after more than one year	12.9	13.9

	16.4	17.5

The security for the £3.5 million secured loans (December 31, 2002 - £6.5 million, April 30, 2002 - £17.0 million) consists of £2.4 million fixed assets (December 31, 2002 - £5.1 million, April 30, 2002 - £16.3 million) and £1.1 million trade receivables (December 31, 2002 - £1.4 million, April 30, 2002 - £0.7 million).

Tomkins plc

Notes to the consolidated financial statements

20	Provisions for liabilities & charges

	Post- retirement benefits	Other provisions	Deferred tax	Other tax provisions	Total
	£ million	£ million	£ million	£ million	£ million
At December 31, 2002	183.8	64.1	5.3	266.6	519.8
Foreign exchange translation	(16.7)	(0.8)	(0.4)	(10.4)	(28.3)
Subsidiaries acquired	—	—	12.0	—	12.0
Charge for the year	11.2	89.4	0.7	5.6	106.9
Exceptional release of prior year provision	—	—	—	(90.7)	(90.7)
Reversal of provisions for disposal of operations and related warranties	—	(33.1)	—	—	(33.1)
Subsidiaries disposed	(0.7)	—	(0.8)	—	(1.5)
Utilized during the year	(14.5)	(46.0)	—	(1.1)	(61.6)

At January 3, 2004	163.1	73.6	16.8	170.0	423.5

Post-retirement benefits other than pensions:

Other post-retirement benefits, mainly healthcare, are provided by certain U.S. subsidiaries to current and former employees. The cost relating to the benefits is assessed in accordance with the advice of qualified actuaries and the provision in the financial statements for the accrued cost of the benefits at January 3, 2004 is based on an actuarial valuation at that date. The assumption which has the most significant effect on the cost relating to the benefits is the weighted average annual rate of increase in the per capita cost of health care benefits of approximately 6.5 percent.

Deferred tax and other tax provisions:

Provisions relate to deferred tax and other tax liabilities where there is uncertainty over the timing of settlement of such amounts. For details of the Group deferred tax balance see note 6.

Other provisions:

Other provisions include provisions for restructuring costs, disposals and warranties. Provision is made for warranty claims on various products depending on specific market expectations and the type of product. The period of warranty can extend indefinitely, however, the majority of relevant sales have warranty periods of two years. Provision has been made for warranties based on actual and anticipated claims.

Tomkins plc

Notes to the consolidated financial statements

21	Share capital

	Authorised		Allotted and fully paid
	Number	£ million	Number	£ million
Ordinary shares of 5p each:
At 31 December 2002	1,585,164,220	79.2	772,973,339	38.7
Shares issued	—	—	289,021	—

At 3 January 2004	1,585,164,220	79.2	773,262,360	38.7

	Number	$ million	Number	£ million
Convertible cumulative preference shares of US$50 each:
At 31 December 2002	13,920,000	696.0	10,507,478	337.2
Share conversions	—	—	(757)	—

At 3 January 2004	13,920,000	696.0	10,506,721	337.2

Redeemable convertible cumulative preference shares of US$50 each:
At 31 December 2002	25,200,000	1,260.0	12,438,282	386.3
Foreign exchange translation	—	—	—	9.0
Early redemption 26 August 2003	—	—	(12,438,282)	(395.3)

At 3 January 2004	25,200,000	1,260.0	—	—

Total preference shares at 3 January 2004	39,120,000	1,956.0	10,506,721	337.2

Total share capital at 31 December 2002	—	—	795,919,099	762.2

Total share capital at 3 January 2004	—	—	783,769,081	375.9

During the year 262,500 and 19,126 ordinary shares of 5p each were allotted pursuant to options exercised under the executive share option schemes and savings related share option schemes respectively, for total consideration of £675,592.

During the year 757 of the US dollar denominated 5.560 per cent voting convertible cumulative preference shares of US$50 each (“perpetual convertible shares”) were converted into 7,395 ordinary shares of 5p each. The perpetual convertible shares were issued on terms that they could be converted at any time, at the shareholder’s option, into fully paid ordinary shares of 5p each of the Company on the basis of 9.77 ordinary shares of 5p each for every perpetual convertible share so converted. The Company has the option, at any time when the total amount of perpetual convertible shares issued and outstanding is less than 10% of the amount originally issued and in any event on or after July 29, 2006, to redeem, in the first case, all but not some only and, in the second case, all or any of the perpetual convertible shares which remain issued and outstanding at that time.

Following agreement being reached with Bear Creek Inc., a corporate trustee administering certain Gates family trusts which controlled approximately 90 per cent of the US dollar denominated 4.344 per cent voting redeemable convertible cumulative preference shares of US$50 each (“redeemable convertible shares”) the terms of the redeemable convertible shares, as contained in Tomkins Articles of Association, were amended at an extraordinary general meeting of the Company and at a separate class meeting of the holders of the redeemable convertible shares so that on August 26, 2003 all of the outstanding redeemable convertible shares were redeemed at a price of US$48.5 each (“the redemption”). None of the redeemable convertible shares were converted into ordinary shares of 5p each during the year. The redeemable convertible shares had been issued on terms that they could be converted at any time, at the shareholder’s option, into fully paid ordinary shares of 5p each in the Company on the basis of 9.77 ordinary shares of 5p each for every redeemable convertible share so converted. Prior to the redemption the Company would have been required to redeem, at a price of US$50 each, all of the redeemable convertible shares which remained issued and outstanding on July 26, 2006.

At the date of issue the conversion terms of the perpetual convertible shares were equivalent to an ordinary share price of 334p.

On a return of assets on liquidation or otherwise (other than on redemption or repurchase of shares) the assets of the Company available to shareholders will be applied first in repaying the capital paid up or credited as paid up thereon together with all arrears and accruals of dividend to the holders of the perpetual convertible shares and any other classes of shares ranking pari passu with the perpetual convertible shares as to capital.

Until such time as the shares are converted or redeemed, the holders of the perpetual convertible shares have a right to receive dividends at an annual rate of 5.560 per cent in preference to the holders of the ordinary shares.

Tomkins plc

Notes to the consolidated financial statements

21	Share capital (continued)

The holders of the perpetual convertible shares are entitled to vote at a general meeting of the Company where, on a show of hands, each holder will have one vote and, on a poll, each holder will have one vote in respect of every seven fully paid ordinary shares to which the holder would be entitled on the full exercise of his conversion rights, except if two or more consecutive quarterly dividends are in arrears whereupon, on a poll, each holder shall have one vote in respect of every fully paid ordinary share to which the holder would be entitled on the full exercise of his conversion rights; such voting rights to continue until such time as any arrears of dividends as described above have been paid in full.

Options in existence at the end of the year over Ordinary Shares of 5p each were:

	Subscription price		Number of shares
Date of grant			January 3, 2004	December 31, 2002
Executive share option schemes:
August 12, 1992	186.72	p	—	—
March 3, 1993	262.00	p	—	41,646
July 14, 1993	219.00	p	—	10,000
February 9, 1994	259.00	p	—	23,000
July 27, 1994	226.00	p	54,000	120,000
May 9, 1995	242.00	p	367,500	432,000
February 26, 1996	268.00	p	—	275,000
April 11, 1996	259.00	p	—	400,000
July 31, 1996	249.00	p	9,000	548,000
August 12, 1997	330.00	p	—	600,000
February 10, 1998	330.00	p	1,079,500	1,254,500
August 6, 1998	293.50	p	102,000	558,000
February 3, 1999	247.50	p	1,038,000	1,138,000
August 20, 1999	275.25	p	50,000	100,000
November 8, 1999	215.00	p	339,000	399,000
January 19, 2001	171.00	p	329,000	329,000
February 19, 2001	170.50	p	2,439,000	2,520,000
September 20, 2001	150.00	p	76,666	76,666
February 11, 2002	197.00	p	2,538,072	2,538,072
February 11, 2002	276.00	p	1,522,842	1,522,842
February 11, 2002	345.00	p	1,015,228	1,015,228
February 11, 2002	197.00	p	1,522,842	1,522,842
February 12, 2002	202.75	p	70,754	70,754
July 3, 2002	244.75	p	2,415,500	2,484,500
August 19, 2002	230.00	p	16,304	16,304
January 17, 2003	208.25	p	4,331,076	—
July 18, 2003	246.50	p	600,000	—
September 1, 2003	262.75	p	150,000	—
December 12, 2003	265.75	p	4,592,380	—

			24,658,664	17,995,354

	Subscription price		Number of shares
Date of grant			January 3, 2004	December 31, 2002
Savings related share option schemes:
March 10, 1997	232.40	p	—	1,780
March 12, 1998	266.20	p	1,296	247,353
March 24, 1999	187.60	p	613,482	675,888

			614,778	925,021

Tomkins plc

Notes to the consolidated financial statements

21	Share capital (continued)

At January 3, 2004, 209 participants (December 31, 2002 – 204; April 30, 2002 – 240) held options under the Company’s executive share option schemes and 388 participants (December 31, 2002 – 519; April 30, 2002 – 683;) held options under the savings related share option scheme. Options are exercisable between January 4, 2004 and December 11, 2013 under the executive share option schemes and between January 4, 2004 and October 31, 2004 under the savings related share option scheme.

22	Share premium account and capital redemption reserve

Details of the share premium account and capital redemption reserve are analyzed in the Consolidated Statements of Changes in Shareholders’ Equity.

23	Employee benefit plans

The Group has continued to account for pensions in accordance with Statement of Standard Accounting Practice No. 24 “Accounting for Pension Costs” (“SSAP 24”) and the disclosures given in (a) comply with that standard. As permitted by the transitional arrangements of FRS 17 the Group has elected to defer full implementation of the standard until the year ending December 31, 2005. Nevertheless, a number of items determined in accordance with FRS 17 must be disclosed. These disclosures, to the extent not given under (a), are set out in (b) for funded defined benefit schemes and in (c) for unfunded defined benefit schemes. The disclosures in respect of post-retirement benefits other than pensions are set out in note 20.

(a)	SSAP 24 Disclosures

As at January 3, 2004, the Group operates pension plans throughout the world, covering the majority of its employees. These plans are structured to accord with local conditions and practices in each country and include defined contribution and defined benefit plans. In the case of the defined benefit plans, amounts are charged to the income statement so as to spread the cost of providing benefits over employees’ service lives. Further details on the schemes in the two principal countries (the United Kingdom and the United States) are set out below.

At January 3, 2004, pension related assets of £25.3 million (December 31, 2002 – £23.6 million) and pension related liabilities of £53.4 million (December 31, 2002 – £43.8 million) were included in debtors and creditors respectively.

United Kingdom:

The majority of plans in the United Kingdom are defined benefit in nature and provide benefits based on final pensionable salary and length of service. The assets of the plans are held by trustees in separate pension funds and day to day management of those assets is carried out by independent professional investment managers who, at the request of the Company, are prohibited by the trustees from investing directly in Tomkins. All plan assets are held by custodians who are independent of the investment managers and of Tomkins.

The latest actuarial valuations and formal reviews of the plans were carried out by independent consulting actuaries, with effective dates between April 2002 and September 2003 using the projected unit method of valuation, which includes allowance for future earnings growth. Assets were valued at market value. The principal assumptions used in valuing the scheme liabilities are set out in the tables below.

At the dates of the latest formal actuarial valuations, the market value of the assets of the plans’ amounted to £174.5 million which was sufficient to cover 90 per cent (December 31, 2002 – 81 per cent) of the liabilities for benefits accrued to members. At January 3, 2004 total plan assets had a market value of approximately £186.0 million (December 31, 2002 – £160.5 million).

Certain employees whose benefits exceed the maximum that can be paid from the approved arrangements are entitled to an additional pension payable directly from the company following retirement. An accrued liability of £2.7 million (December 31, 2002 – £1.8 million) is included in the balance sheet in respect of this.

There are a small number of defined contribution plans where contributions are charged to the income statement in the year in which they fall due.

United States of America

Both defined benefit and defined contribution plans are operated in the United States of America. Assets are held in trustee administered funds independent of the assets of the companies.

Defined benefit plans are operated by a number of the Group’s US subsidiaries providing benefits based upon pensionable salary and length of service. Actuarial valuations of the assets and liabilities are performed annually by independent consulting actuaries, using the projected unit method of valuation which includes allowance for future earnings growth. Assets were valued at market value.

At the dates of the latest formal actuarial valuations, total plan assets had a market value of £212.8 million (December 31, 2002 – £226.1 million). The actuarial valuation of the assets was sufficient to cover 84 per cent (December 31, 2002 – 78 per cent) of the estimated accrued liabilities of the funded plans.

Tomkins plc

Notes to the consolidated financial statements

23	Employee benefit plans (continued)

Defined contribution plans, which include profit sharing plans, cover most of Tomkins US employees. Contributions are charged to the income statement in the year in which they fall due.

Other countries

Over 60 per cent of Tomkins employees are either in the UK or in the US. For the balance, Tomkins operates both defined benefit and defined contribution plans. Where these are not available, state benefits are considered adequate. Full provision is made for liabilities arising under defined benefit schemes in these countries, as calculated in accordance with actuarial advice and contributions to defined contribution plans are accounted for in the year in which they fall due.

During the year ended January 3, 2004, the total amount charged to the income statement in respect of all the Group’s pension plans was £43.4 million (December 31, 2002—£27.4 million), as analysed below.

	Year ended 3 January 2004			Eight months ended 31 December 2002
	Defined benefit	Defined contribution	Total	Defined benefit	Defined contribution	Total
	£ million	£ million	£ million	£ million	£ million	£ million
United Kingdom	5.4	1.4	6.8	4.1	0.8	4.9
United States	8.8	20.9	29.7	6.3	13.4	19.7
Other countries	4.9	2.0	6.9	2.0	0.8	2.8

	19.1	24.3	43.4	12.4	15.0	27.4

The principal weighted average assumptions used in the most recent actuarial valuations of the defined benefit plans in the derivation of the above pension cost is analysed below.

At January 3, 2004:	United Kingdom	United States of America	Other countries
Investment return	4.5% - 7.0%	8.0%	2.0% - 10.25%
Salary increases	2.7% - 4.25%	3.0% - 5.5%	2.0% - 6.07%
Increase to pensions in payment	2.25% - 2.75%	n/a	n/a
Inflation rate	2.25% - 2.75%	3.0%	(0.2)% - 4.0%

(b)	Additional FRS 17 disclosures

The scheme valuations used for FRS 17 disclosures have been based on the latest formal actuarial valuations updated to 3 January 2004 by qualified, independent actuaries.

The major assumptions used by the actuaries were:

At January 3, 2004:	United Kingdom	United States of America	Other countries
Salary increases	4.0%	3.0% - 5.5%	2.0% - 6.07%
Increase to pensions in payment	2.25% - 2.75%	n/a	n/a
Increase to deferred pensions	2.25% - 2.75%	n/a	n/a
Discount rate	5.5%	6.1%	2.0% - 6.5%
Inflation rate	2.25% - 2.75%	3.0%	(0.2)% - 4.0%

At December 31, 2002:	United Kingdom	United States of America	Other countries
Salary increases	3.5% - 4.2%	4.0% - 5.5%	3.0% - 12.0%
Increase to pensions in payment	0% - 2.5%	n/a	7.6%
Increase to deferred pensions	2.5%	n/a	7.6%
Discount rate	5.75%	6.5%	2.0% - 13%
Inflation rate	2.5%	3.0%	0% - 5.4%

Tomkins plc

Notes to the consolidated financial statements

23	Employee benefit plans (continued)

	United Kingdom	United States of America	Other countries
At April 30, 2002:
Salary increases	3.5% - 4.5%	4% - 5.5%	3% - 8.12%
Increase to pensions in payment	0% - 2.5%	n/a	n/a
Increase to deferred pensions	0% - 2.5%	n/a	n/a
Discount rate	6.0%	7.16%	3% - 12.36%
Inflation rate	3.0%	3.0%	1.5% - 10.0%

The assets in the scheme and the expected rates of return were:

	United Kingdom		United States of America		Other countries		Total
	Long term rate of return expected		Long term rate of return expected		Long term rate of return expected		Long term rate of return expected
	% p.a.	£ million	% p.a.	£ million	% p.a.	£ million	% p.a.	£ million
At January 3, 2004:
Equities	8.14	121.4	9.00	147.5	1.0 - 8.36	26.1	1.0 - 8.36	295.0
Bonds	5.27 - 6.40	64.2	6.25	62.1	1.0 - 5.99	9.3	1.0 - 6.25	135.6
Other	3.73 - 7.01	0.4	3.50 - 7.00	13.4	1.0 - 7.11	1.2	1.0 - 7.11	15.0

Total market value of assets		186.0		223.0		36.6		445.6

At December 31, 2002:
Equities	8.75	125.9	9.00	136.8	3.5 - 14.0	24.4	3.5 - 14.0	287.1
Bonds	6.00	15.5	6.25	70.1	3.5 - 14.0	4.6	3.5 - 14.0	90.2
Other	4.00	19.1	3.5 - 7.0	19.2	3.5 - 14.0	10.6	3.5 - 14.0	48.9

Total market value of assets		160.5		226.1		39.6		426.2

At April 30, 2002:
Equities	8.75	146.7	8.5	184.6	3.5 - 7.5	13.0	3.5 - 8.75	344.3
Bonds	6.00	17.0	6.4	84.2	3.5 - 7.5	6.0	3.5 - 7.50	107.2
Other	4.00	16.4	4.2 - 7.0	22.0	3.5 - 7.5	10.1	3.5 - 7.50	48.5

Total market value of assets		180.1		290.8		29.1		500.0

The amounts that would be charged to operating profit under FRS 17 are as follows:

	January 3, 2004	December 31, 2002
	£ million	£ million
Current service cost	10.7	(6.7)
Past service cost	(4.9)	—
Gains or losses on settlements or curtailments	0.2	(2.7)

Total charged/(credited) to operating profit	6.0	(9.4)

A number of the Group’s defined benefit plans are closed to new entrants. The projected unit method of valuation has been used to calculate charge to operating profit and in the case of the closed plans, the service cost as a percentage of payroll will increase over time as members approach retirement.

The amounts that would be (charged)/credited to other finance income under FRS 17 are as follows:

	January 3, 2004	December 31, 2002
	£ million	£ million
Expected return on scheme assets	32.2	25.1
Interest cost on scheme liabilities	(37.4)	(25.9)

Net finance (charge)	(5.2)	(0.8)

Tomkins plc

Notes to the consolidated financial statements

23	Employee benefit plans (continued)

The amounts that would be taken to the statement of total recognised gains and losses under FRS 17 are as follows:

	£ million	% of scheme assets at year end	% of present value of scheme liabilities at year end
Year ended January 3, 2004:
Difference between actual and expected return on assets	36.9	8.3
Experience gains arising on scheme liabilities	20.0		3.4
Effects of changes in assumptions underlying the present value of scheme liabilities	(24.4)
Adjustment for unrecoverable surplus	(1.5)

Total actuarial gain	31.0		5.2

	£ million	% of scheme assets at year end	% of present value of scheme liabilities at year end
Eight months ended December 31, 2002:
Difference between actual and expected return on assets	(54.2)	(12.7)
Experience gains arising on scheme liabilities	(13.9)		(2.2)
Effects of changes in assumptions underlying the present value of scheme liabilities	(39.5)

Total actuarial loss	(107.6)		(17.3)

Reconciliation of scheme assets and liabilities to the balance sheet:

	United Kingdom	United States of America	Other countries	Total
	£ million	£ million	£ million	£ million
At January 3, 2004:
Total market value of assets	186.0	223.0	36.6	445.6
Present value of scheme liabilities	(197.1)	(330.2)	(66.5)	(593.8)

Deficit in the scheme	(11.1)	(107.2)	(29.9)	(148.2)
Related deferred tax asset [1]	3.3	32.2	9.0	44.5

Net pension liability	(7.8)	(75.0)	(20.9)	(103.7)

At December 31, 2002:
Total market value of assets	160.5	226.1	39.6	426.2
Present value of scheme liabilities	(202.4)	(360.6)	(58.0)	(621.0)

Deficit in the scheme	(41.9)	(134.5)	(18.4)	(194.8)
Related deferred tax asset [1]	12.6	40.3	5.5	58.4

Net pension liability	(29.3)	(94.2)	(12.9)	(136.4)

At April 30, 2002:
Total market value of assets	180.1	290.8	29.1	500.0
Present value of scheme liabilities	(185.7)	(369.3)	(48.5)	(603.5)

Deficit in the scheme	(5.6)	(78.5)	(19.4)	(103.5)
Related deferred tax asset 1	1.7	23.6	5.8	31.1

Net pension liability	(3.9)	(54.9)	(13.6)	(72.4)

1.	The related deferred tax asset is calculated at a notional rate of 30 per cent of the FRS 17 deficit. This assumes that any future pension contributions required to fund the deficit would be allowable at this rate for tax purposes.

Tomkins plc

Notes to the consolidated financial statements

23	Employee benefit plans (continued)

Analysis of the movement in the scheme deficit during the year ending January 3, 2004 and eight months ended December 31, 2002:

	January 3, 2004	December 31, 2002
	£ million	£ million
Opening deficit in the scheme	(194.8)	(103.5)
Current service cost	(10.7)	(6.7)
Contributions	24.3	10.3
Past service costs	4.9	—
Other finance charges	(5.2)	(0.8)
Actuarial gains/(losses)	31.0	(107.6)
Curtailments/settlements	(0.2)	(2.7)
Pension schemes of subsidiaries acquired / disposed	(10.4)	—
Adjustment due to exchange rate differences	12.9	16.2

Closing deficit in the scheme	(148.2)	(194.8)

If FRS 17 had been adopted for the financial statements the net assets and the income statement would be as follows:

	January 3, 2004	December 31, 2002 (restated)
	£ million	£ million
Net assets	777.3	1,077.3
Less: SSAP 24 pension prepayments	(25.3)	(23.6)
Add: SSAP 24 liabilities included in creditors	30.8	17.9

Net assets excluding pension assets and liabilities	782.8	1,071.6
Net pension liability	(103.7)	(136.4)

Net assets including pension assets and liabilities	679.1	935.2

Profit and loss reserve excluding pension assets and liabilities	(180.2)	122.4
Pension liability reserve	(103.7)	(136.4)

Profit and loss reserve including pension assets and liabilities	(283.9)	(14.0)

(c) Unfunded defined benefit schemes

The Group has unfunded defined benefit schemes with present value of scheme liabilities of £22.6 million (31 December 2002 - £24.1 million), which are already provided for. Accordingly, no adjustment for these schemes is necessary. The assumptions used to derive the present value of scheme liabilities are broadly similar to those used for the funded schemes.

24	Commitments and contingencies

(a) Future capital expenditure

Capital expenditure authorized by the directors at the year end but not provided for in the financial statements was:

	January 3, 2004	December 31, 2002
	£ million	£ million
Contracts placed	34.2	29.8

(b) Obligations under operating leases

There are obligations under operating leases to pay rentals during the next year, which expire:

	Land and buildings		Other
	January 3, 2004	December 31, 2002	January 3, 2004	December 31, 2002
	£ million	£ million	£ million	£ million
Within one year	1.0	1.4	1.8	1.3
Between one and five years	4.3	3.9	2.3	2.4
Over five years	6.1	2.9	1.4	0.9

	11.4	8.2	5.5	4.6

Tomkins plc

Notes to the consolidated financial statements

24	Commitments and contingencies (continued)

(c) Contingent liabilities

The Company guarantees the bank facilities of certain subsidiaries and the Group provides cash as security for letters of credit in order to reduce their cost. The maximum amount covered by these arrangements at January 3, 2004 was £156.2 million (December 31, 2002 – £122.6 million, April 30, 2002 – £117.6 million) and £3.8 million (December 31, 2002 – £1.5 million, April 30, 2002 £1.7 million) respectively. The Company has also guaranteed certain property leases and performance bonds entered into in the ordinary course of business by certain of its subsidiaries.

The Group is also, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business.

The directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position.

Tomkins plc

Notes to the consolidated financial statements

25	Derivatives & other financial instruments

As permitted by FRS 13, short-term debtors and creditors have been omitted from all disclosures other than the currency analysis. The disclosures also exclude the Company’s preference shares.

Interest rate and currency profile at January 3, 2004

	Pounds Sterling	U.S. dollar	Euro	Canadian dollar	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Financial assets
Cash and deposits	59.5	65.8	12.2	11.2	30.7	179.4
Other	0.2	19.6	0.2	8.5	0.7	29.2

	59.7	85.4	12.4	19.7	31.4	208.6

Floating rate	59.7	57.9	12.3	19.2	26.5	175.6
Fixed rate	—	15.1	—	—	—	15.1
Interest free	—	12.4	0.1	0.5	4.9	17.9
Weighted average fixed interest rate (%)	—	9.0	—	—	—	—
Weighted average period for which rate is fixed (years)	—	7.3	—	—	—	—
Weighted average period for which no interest received (years)	—	—	—	—	—	—
Financial liabilities
Borrowings	(400.9)	(24.8)	(3.7)	(1.0)	(13.7)	(444.1)
Other	—	—	—	(1.7)	—	(1.7)

Net total	(400.9)	(24.8)	(3.7)	(2.7)	(13.7)	(445.8)
Floating rate	(400.9)	(24.8)	(3.7)	(2.7)	(11.2)	(443.3)
Fixed rate	—	—	—		(2.5)	(2.5)
Interest free	—	—	—	—	—	—
Weighted average fixed interest rate (%)	—	—	—	—	10.2
Weighted average period for which rate is fixed (years)	—	—	—	—	3.0
Weighted average period for which no interest received (years)	—	—	—	—	—
Off balance sheet hedging contracts	333.0	(217.7)	(43.3)	(55.3)	(16.7)	—

Net total	(8.2)	(157.1)	(34.6)	(38.3)	1.0	(237.2)

Floating rate	(8.2)	(184.6)	(34.7)	(38.8)	(1.4)	(267.7)
Fixed rate	—	15.1	—	—	(2.5)	12.6
Interest free	—	12.4	0.1	0.5	4.9	17.9

The above analysis is shown after taking account of interest rate hedging agreements, excluding interest rate swaps of £117.3 million used to manage the interest rate exposure on US dollar debt, on which the company receives floating and pays a weighted average fixed rate of 3.1 per cent over a weighted average period of 3.4 years. All other interest rate hedging agreements are included. Interest payments on floating rate assets and liabilities are determined mainly by reference to LIBOR in the relevant currency.

Tomkins plc

Notes to the consolidated financial statements

25	Derivatives & other financial instruments (continued)

Interest rate and currency profile at December 31, 2002

	Pounds Sterling	U.S. dollar	Euro	Canadian dollar	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Financial assets
Cash and deposits	97.9	173.0	22.0	16.4	33.7	343.0
Other	0.2	23.8	0.2	—	3.0	27.2

	98.1	196.8	22.2	16.4	36.7	370.2

Floating rate	97.8	171.9	21.9	16.1	27.3	335.0
Fixed rate	—	18.6	—	—	—	18.6
Interest free	0.3	6.3	0.3	0.3	9.4	16.6
Weighted average fixed interest rate (%)	—	9.0	—	—	—	—
Weighted average period for which rate is fixed (years)	—	8.3	—	—	—	—
Weighted average period for which no interest received (years)	—	—	—	—	—	—
Financial liabilities
Borrowings	(150.5)	(19.9)	(2.5)	—	(12.5)	(185.4)

Floating rate	(150.5)	(19.7)	(2.5)	—	(10.7)	(183.4)
Fixed rate	—	—	—	—	(1.8)	(1.8)
Interest free	—	(0.2)	—	—	—	(0.2)
Weighted average fixed interest rate (%)	—	—	—	—	12.2
Weighted average period for which rate is fixed (years)	—	—	—	—	1.4
Weighted average period for which no interest received (years)	—	3.3	—	—	—
Off balance sheet hedging contracts	79.6	(67.7)	(14.1)	(5.5)	7.7	—

Net total	27.2	109.2	5.6	10.9	31.9	184.8

Floating rate	26.9	84.5	5.3	10.6	24.3	151.6
Fixed rate	—	18.6	—	—	(1.8)	16.8
Interest free	0.3	6.1	0.3	0.3	9.4	16.4

Tomkins plc

Notes to the consolidated financial statements

25	Derivatives & other financial instruments (continued)

Currency analysis

The table below shows the Group’s currency exposures that give rise to net currency gains and losses that are recognized in the income statement. Such exposures comprise monetary assets and liabilities that are not denominated in the functional currency of the Group company involved.

The amounts shown below take into account the effect of any forward exchange contracts entered into to manage these currency exposures.

	Net foreign currency monetary assets/(liabilities)
	Pounds Sterling	U.S. dollar	Euro	Canadian dollar	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
January 3, 2004
Functional currency of Group operation
Pounds Sterling	—	1.6	7.6	0.1	—	9.3
U.S. dollar	(0.5)	—	(0.3)	(0.2)	(0.4)	(1.4)
Euro	3.2	0.9	—	—	0.2	4.3
Canadian dollar	(0.2)	(2.1)	2.2	—	1.3	1.2
Other	(3.3)	3.2	(1.0)	(0.3)	—	(1.4)

	(0.8)	3.6	8.5	(0.4)	1.1	12.0

	Net foreign currency monetary assets/liabilities
	Pounds Sterling	U.S. dollar	Euro	Canadian dollar	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
December 31, 2002
Functional currency of Group operation
Pounds Sterling	—	1.7	5.4	—	—	7.1
U.S. dollar	(0.5)	—	(0.1)	—	—	(0.6)
Euro	0.2	(2.4)	—	—	0.1	(2.1)
Canadian dollar	—	(0.8)	(0.1)	—	(0.1)	(1.0)
Other	(2.4)	(0.5)	(0.9)	—	—	(3.8)

	(2.7)	(2.0)	4.3	—	—	(0.4)

The table below shows the Group’s currency exposures that give rise to net currency gains or losses that are dealt with in reserves in accordance with SSAP 20.

Net (debt)/funds comprise cash and deposits, borrowings and off balance sheet contracts. The borrowings and off balance sheet contracts shown against each currency are matched against the assets and liabilities of that currency under the requirements of SSAP 20 and to that extent produce no net gain or loss on translation into sterling for the purposes of the Group income statement.

Net currency gains of £35 million (December 31, 2002 - £2.3 million) relating to foreign currency derivatives used to ensure that the Group’s net borrowings are retained in proportion to the currencies in which the Group’s net assets are denominated have been included in the foreign exchange translation movement in the income statement.

At January 3, 2004

Currency	Net assets excluding net (debt)/funds	Net (debt)/funds	Net assets
	£ million	£ million	£ million
Pounds Sterling	(53.0)	(8.4)	(61.4)
U.S. Dollar	623.5	(176.7)	446.8
Euro	103.0	(34.8)	68.2
Canadian Dollar	204.2	(45.1)	159.1
Other	164.3	0.3	164.6

Total	1,042.0	(264.7)	777.3

Tomkins plc

Notes to the consolidated financial statements

25	Derivatives & other financial instruments (continued)

At December 31, 2002 (restated)

Currency	Net assets excluding net (debt)/ funds	Net (debt)/funds	Net assets
	£ million	£ million	£ million
Pounds Sterling	(147.5)	27.0	(120.5)
U.S. Dollar	772.4	85.4	857.8
Euro	113.5	5.4	118.9
Canadian Dollar	52.5	10.9	63.4
Other	128.8	28.9	157.7

Total	919.7	157.6	1,077.3

The borrowings, loans offset and off balance sheet contracts shown against each currency are matched against the assets of that currency under the requirements of Statement of Standard Accounting Practice (“SSAP”) 20 and to that extent produce no net gain or loss on translation into pounds sterling for purposes of the financial statements.

Maturity of borrowings

The maturity of the Group’s borrowings is as follows:

	January 3, 2004	December 31, 2002
	£ million	£ million
Within 1 year	30.2	17.3
Between 1 and 2 years	3.7	4.9
Between 2 and 5 years	5.0	5.4
Over 5 years	405.2	157.8

	444.1	185.4

Undrawn committed facilities:

The Group had the following committed facilities for which all conditions precedent had been met which expire:

	January 3, 2004	December 31, 2002
	£ million	£ million
Within 1 year		—
Between 1 and 2 years	400.0	—
Between 2 and 3 years	—	400.0

	400.0	400.0

On February 9, 2004 the Group entered into a new £400 million committed facility for a period of 5 years. The existing facility referred to above was terminated on the same date.

Tomkins plc

Notes to the consolidated financial statements

25	Derivatives & other financial instruments (continued)

Fair values of financial instruments

Set out below is a comparison of current and book values of all the Company’s financial instruments by category.

	January 3, 2004		December 31, 2002
Assets/(liabilities)	Book value	Fair Value	Book value	Fair Value
	£million	£million	£million	£million
Financial instruments held or issued to finance the Group’s operations:
Short-term borrowings and current portion of long-term borrowings	(30.2)	(30.2)	(17.3)	(17.3)
Long-term borrowings	(413.9)	(434.7)	(168.1)	(183.8)
Cash and deposits	179.4	179.4	343.0	343.0
Other financial assets	29.2	30.5	27.2	28.7
Other financial liabilities	(1.7)	(1.7)	—	—

Financial instruments held to manage the interest rate and currency profile:
Derivatives to manage interest rate risk	4.1	3.5	0.1	6.6
Derivatives to manage currency transaction risk	(0.1)	0.1	(0.6)	(2.1)
Derivatives to manage currency profile of net assets	1.4	1.4	0.6	0.6

The fair value of short term borrowings is approximately equal to book value as they comprise mainly bank overdrafts which attract floating rates. Long term borrowings consist mainly of the £250 million and £150 million medium term notes, the fair values of which have been determined by reference to market rates. Deposits are held short term and mainly attract floating rates.

Foreign currency derivatives are used to ensure that the Group’s net borrowings are retained in proportion to the currencies in which the Group’s assets are denominated. These are marked to market and the resulting differences recognized, thereby avoiding significant divergence between book and fair values.

Where foreign currency cash flows generated by overseas investments have not been remitted to Tomkins plc at the time of dividend payment, forward contracts are used to ensure the currency profile of the Group is in line with policy.

Fair value of preference shares

The above analysis excludes the details of the fair value of the preference shares. These preference shares are not traded on an organized market and fair values are therefore not readily available. Other details of the preference shares are given in note 21.

Hedges of future transactions

Gains and losses on derivative instruments used for hedging purposes are not recognized until the exposure that is being hedged is recognized. The unrecognized gains and losses by category are set out below:

	January 3, 2004	December 31, 2002
	£ million	£ million
Foreign exchange transaction exposure hedging:
Unrecognized gains	0.8	0.2
Unrecognized losses	(0.6)	(1.7)

	0.2	(1.5)
Interest rate hedging:
Unrecognized gains	2.7	6.5
Unrecognized losses	(3.3)	—

	(0.6)	6.5

	(0.4)	5.0

Of the unrecognized gains and losses on foreign exchange transaction exposure hedging outstanding at April 30,2002, net losses of £0.5 million were realized in the period ended December 31, 2002.

Of the unrecognized gains and losses on foreign exchange transaction exposure hedging outstanding at December 31,2002, all were realized in the year ended January 3, 2004.

Of the unrecognized gains and losses on foreign exchange transaction exposure hedging outstanding at January 3, 2004, all are expected to be realized in the year ending December 31, 2004.

Tomkins plc

Notes to the consolidated financial statements

25	Derivatives & other financial instruments (continued)

The unrecognized loss on interest rate hedging at April 30,2002 related to interest rate swaps used to hedge the Tomkins plc £150 million medium term note.

The unrecognized gain on interest rate hedging at December 31, 2002 related to interest rate swaps used to hedge the Tomkins plc £150 million medium term note. At January 3, 2004 the gains and losses relate to interest rate swaps used to hedge the Tomkins plc £150 million medium term note, the Tomkins Finance plc £250 million medium term note, Forward Rate Agreements (“FRAs”) and interest rate swaps to manage the interest rate risk on the Group’s US dollar net debt.

Credit risk

The Group manages its credit risk by dealing only with highly rated counterparties.

26	Summary of the main differences between the accounting principles generally accepted in the United Kingdom and the United States of America as they affect Tomkins’ consolidated financial statements

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”).

The following is a summary of the material adjustments to profit attributable to shareholders and shareholders’ equity determined in accordance with UK GAAP, necessary to reconcile to net income and shareholders’ equity determined in accordance with US GAAP. The summary differs from the unaudited information presented in the UK 2003 Report and Accounts, where an immaterial line item had been omitted from the reconciliation.

Effect on net income of the main differences between UK GAAP and US GAAP:

	Notes	Year ended January 3, 2004	Eight months ended December 31, 2002	Year ended April 30, 2002	Year ended April 30, 2001
		£ million	£ million	£ million	£ million
Net income before preference dividend under UK GAAP		171.8	117.8	187.5	53.3
US GAAP adjustments:
Goodwill amortization	a	11.9	6.8	(26.0)	(24.5)
Goodwill impairment	a	(30.0)	(30.9)	—	—
Reversal of UK provision for impairment	a	51.4	—	—	—
Intangibles amortization	b	(1.6)	(0.1)	(0.8)	(0.9)
Write back of impaired goodwill previously amortized		—	—	—	11.1
Inventory	c	(2.5)	—	—	—
Valuation of net assets acquired in a business combination	d	(0.2)	—	—	—
Gain/(loss) on disposal of operations	e	22.6	(2.5)	7.6	(3.9)
Pension costs	f	3.4	6.8	7.6	9.9
Share options	g	(4.0)	3.7	(2.2)	1.1
Capitalized interest	h	2.2	2.2	3.5	4.6
Deferred income tax	i	(2.1)	(4.5)	(23.3)	13.7
Derivatives	j	29.5	10.5	(6.1)	—
Restructuring costs	k	13.0	—	—	—

Net income under US GAAP before cumulative effect of change in accounting principle		265.4	109.8	147.8	64.4
Cumulative effect of change in accounting principle	a	—	(32.7)**	1.8 *	—

Net income under US GAAP		265.4	77.1	149.6	64.4

*	Change in accounting principle relates to Tomkins’ transitional adjustment in respect of the adoption of SFAS No. 133 on May 1, 2001.

**	Change in accounting principle relates to Tomkins’ transitional adjustment in respect of the adoption of SFAS No. 142 on May 1, 2002.

Tomkins plc

Notes to the consolidated financial statements

26	Summary of the main differences between the accounting principles generally accepted in the United Kingdom and the United States of America as they affect Tomkins’ consolidated financial statements (continued)

Effect on net income per share of the main differences between UK GAAP and US GAAP:

Net Income per Ordinary Share under US GAAP	Year ended January 3, 2004		Eight months ended December 31, 2002		Year ended April 30, 2002		Year ended April 30, 2001
Basic:
Net income from continuing operations before cumulative effect of change in accounting principle	31.28	p	12.15	p	13.72	p	11.99	p
(Loss)/income from discontinued operations	(5.37	p)	(1.02	p)	0.32	p	8.59	p
Gain/(loss) on disposal of discontinued operations	4.76	p	(0.07	p)	(0.01	p)	(17.46	p)

Income before cumulative effect of change in accounting principle	30.67	p	11.06	p	14.03	p	3.12	p
Cumulative effect of change in accounting principle	—		(4.24	p)	0.23	p	—

Net income	30.67	p	6.82	p	14.26	p	3.12	p

Weighted average number of shares (‘000s)	771,037		770,927		773,464		857,686
Diluted:
Net income from continuing operations before cumulative effect of change in accounting principle	28.31	p	11.86	p	13.71	p	11.98	p
(Loss)/income from discontinued operations	(4.34	p)	(0.79	p)	0.32	p	8.59	p
Gain/(loss) on disposal of discontinued operations	3.85	p	(0.05	p)	(0.01	p)	(17.45	p)

Income before cumulative effect of change in accounting principle	27.82	p	11.02	p	14.02	p	3.12	p
Cumulative effect of change in accounting principle	—		(3.28	p)	0.23	p	—

Net income	27.82	p	7.74	p	14.25	p	3.12	p

Weighted average number of shares (000s)	953,989		996,607		774,017		857,712

Cumulative effect on shareholders’ equity of the main differences between UK GAAP and US GAAP:

	Notes	January 3, 2004	December 31, 2002 (restated)	April 30, 2002 (restated)	April 30, 2001 (restated)

		£ million	£ million	£ million	£ million
Shareholders’ equity under UK GAAP		744.0	1,039.3	1,106.3	1083.5
US GAAP adjustments:
Goodwill, net	a	736.7	863.5	1,023.0	1,064.2
Intangibles (net)	b	24.5	6.0	0.5	1.4
Inventory	c	(2.3)	—	—	—
Pension liabilities	f	(127.0)	(173.9)	(54.2)	(21.2)
Share options	g	0.7	0.7	—	—
Capitalized interest	h	13.5	12.8	11.8	8.3
Dividends	l	57.2	61.9	57.1	57.9
Deferred income tax	i	46.8	69.6	39.2	47.1
Derivatives	j	(0.5)	5.0	(3.2)	—
Restructuring costs	k	13.0	—	—	—
Redeemable convertible cumulative preference shares	m	—	(386.3)	(426.8)	(426.7)

Shareholders’ equity under US GAAP		1,506.6	1,498.6	1,753.7	1,814.5

Tomkins plc

Notes to the consolidated financial statements

26	Summary of the main differences between the accounting principles generally accepted in the United Kingdom and the United States of America as they affect Tomkins’ consolidated financial statements (continued)

Restatement of shareholders’ equity for the year ended December 31, 2002

In the year ended January 3, 2004, the company corrected an error in its previously reported adjustment from UK GAAP to US GAAP in respect of pension obligations. Accordingly, shareholders’ equity on a US GAAP basis has been restated as shown below:

	December 31, 2002	April 30, 2002	April 30, 2001
	£ million	£ million	£ million
Shareholders’ equity in accordance with US GAAP as previously reported	1,514.8	1,771.6	1,832.7
Restatement adjustment	(16.2)	(17.9)	(18.2)

Shareholders’ equity in accordance with US GAAP as restated	1,498.6	1,753.7	1,814.5

There was no impact on US GAAP net income as previously reported for any of the periods presented.

Description of differences from accounting principles in the United Kingdom

(a) Goodwill

Goodwill arising on acquisitions subsequent to May 3, 1998 is capitalized and amortized through the income statement over its estimated useful economic life which is estimated not to exceed a maximum of 20 years. Goodwill arising on acquisitions made on or before May 2, 1998 was charged directly to reserves and is recaptured through the profit and loss on disposal. Under US GAAP, effective May 1, 2002 Tomkins adopted US Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and requires that goodwill and some intangibles no longer be amortized on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an initial impairment test and an annual impairment test thereafter. As of May 1,2002, Tomkins had goodwill with a net carrying value of approximately £1,200 million that was subject to the transition provision of SFAS No. 142. Tomkins performed the required impairment tests of goodwill as of May 1, 2002 and determined that a total goodwill impairment of £32.7 million should be recorded. Additionally, an annual impairment test has also been completed as of December 31, 2002 and January 3, 2004. These reviews resulted in an additional total goodwill impairment of £30.9 million and £30.0 million respectively. In the future, the annual impairment test will be performed by the Group as of December 31.

(b) Recognition of intangibles arising on a business combination

Under UK GAAP, intangible assets, other than goodwill, may only be separately recognized in a business combination if they can be disposed of separately from the business of the entity and their value can be reasonably estimated.

Under US GAAP, intangible assets arising on a business combination should be recognized (i) if they arise from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other legal rights or obligations) or (ii) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged.

(c) Inventory

Under UK GAAP, inventory is stated at the lower of cost, determined on a first in first out (“FIFO”) basis, and net realizable value. The last in first out (“LIFO”) method is prohibited.

Under US GAAP, inventory is stated at the lower of cost or market. Tomkins adopts the LIFO method for determining the cost of inventory for a number of its US subsidiaries.

(d) Valuation of net assets acquired in a business combination

Under US GAAP manufactured stock acquired in business combinations is recorded at estimated selling price less future disposal costs (and a reasonable profit allowance) whereas it is recognized at replacement cost under UK GAAP.

(e) Disposal of operations

The gain or loss on the disposal of operations is a result of the difference in values between assets and liabilities disposed of under UK GAAP and under US GAAP. The majority of the difference arises from the differing treatment of goodwill.

Tomkins plc

Notes to the consolidated financial statements

26	Summary of the main differences between the accounting principles generally accepted in the United Kingdom and the United States of America as they affect Tomkins’ consolidated financial statements (continued)

(f) Pension costs

In Tomkins consolidated financial statements, pension costs are accounted for in accordance with UK Statement of Standard Accounting Practice No. 24 “Accounting for Pension Costs”, with costs being charged to income over employees’ estimated working lives. Under US GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87 – “Employers’ Accounting for Pensions” and SFAS No. 88 – “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Key differences between the UK and US GAAP figures arise from the requirement to use different methods and assumptions for valuing scheme assets and a different method of amortizing surpluses or deficits.

Under UK GAAP, the effect of the variations in cost can be accumulated at successive valuations and amortized on an aggregate basis. Under US GAAP, the amortization of the transition asset and the costs of past service benefit improvements are separately tracked: experience gains / losses are dealt with on an aggregate basis but amortized only if outside a 10 per cent corridor. UK GAAP allows measurements of plan assets and liabilities to be based on the result of the latest actuarial valuation, whereas US GAAP requires measurement of plan assets and liabilities to be made at the date of the financial statements or up to three months prior to that date. US GAAP also requires that a minimum pension liability must be recorded for the amount by which the plan is under funded (ignoring projected future salary increases). A corresponding amount is recorded as an intangible asset, to the extent of unrecognized prior service coat, and the balance is recorded in other comprehensive income, net of tax.

(g) Share options

Under UK GAAP, the difference between the exercise price and the market price of the shares at the grant date is recorded as compensation expense in the income statement. Under US GAAP, stock based compensation is accounted for in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” Under APB No 25, the Company recognizes compensation expense for the difference between the exercise price and market price at the measurement date over the vesting period. The measurement date is the first date on which the employer knows the number of shares that an employee is entitled to receive and the exercise price is known. Where the measurement date occurs after the grant date, as in the case of performance related options, compensation cost is recorded over the vesting period for the difference between the share price at the balance sheet date and the exercise price and is adjusted in subsequent periods up to the measurement date. Where the performance condition is such that management cannot make a reasonable estimate because the company cannot control the outcome of the performance conditions, such as the achievement of a target share price, no compensation cost is recognized until the performance condition is satisfied.

Under UK GAAP, the compensation costs relating to share options granted to employees under annual bonus plans that vest in future periods are recognized on the grant date. Under US GAAP, the compensation cost relating to such grants are recognized over the future vesting period.

(h) Capitalization of interest

In Tomkins consolidated financial statements, interest expense is not capitalized. To comply with US GAAP, the estimated amount of interest expense incurred while constructing major projects is included in fixed assets and amortized over the estimated useful lives of the related assets. The amount of interest capitalized is determined by reference to the average interest rate on outstanding borrowings.

(i) Deferred income tax

In Tomkins consolidated financial statements, deferred tax is provided in full on all liabilities. Deferred tax assets are recognized to the extent it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted and for this purpose Tomkins considers only future periods for which forecasts are prepared. Under US GAAP, deferred taxes are provided for all temporary differences on a full asset and liability basis. A valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will not be realized. The look forward period is not limited to the period for which forecasts are prepared.

(j) Derivative instruments

Tomkins has entered into derivative financial instrument contracts in order to reduce exposure to foreign exchange risk and interest rate movements. Under UK GAAP, where there are derivative instruments that qualify as a hedge, gains and losses are deferred and recognized in the income statement, or as adjustments to the carrying amount of assets and liabilities, only when the hedged transaction has itself settled and been reflected in the Group’s accounts. If an instrument ceases to be accounted for as a hedge, the instrument is marked to market and any resulting profit or loss recognized at that time. Derivatives entered into to hedge the net investment in overseas entities are recorded directly to shareholders’ equity. Under US GAAP, derivative instruments are not regarded as hedges and any unrealized gains or losses arising at the period end are taken to income. Derivatives entered into to hedge the net investment in overseas entities do not qualify as a hedge under US GAAP and any gains or losses are charged to the income statement.

(k) Restructuring costs

In Tomkins consolidated financial statements, restructuring costs are recognized when there is an unavoidable obligation as a result of a past event and a reliable estimate of the obligation can be made. Under US GAAP, restructuring costs and one time termination benefits are recognized as incurred.

Tomkins plc

Notes to the consolidated financial statements

26	Summary of the main differences between the accounting principles generally accepted in the United Kingdom and the United States of America as they affect Tomkins’ consolidated financial statements (continued)

(l) Ordinary dividends

In Tomkins consolidated financial statements, ordinary dividends are provided for in the period in respect of which they are proposed on the basis of the recommendation made by the directors. Under US GAAP, ordinary dividends are not provided for until formally declared.

(m) Redeemable convertible cumulative preference shares

In Tomkins consolidated financial statements, redeemable convertible cumulative preference shares are considered to be part of shareholders’ equity. Under US GAAP, redeemable convertible cumulative preference shares are classified outside of shareholders’ equity and not included in any presentation total of shareholders’ equity in the balance sheet.

(n) Earnings per share

The earnings per share calculated under UK GAAP does not include the gain arising on the redemption of the redeemable convertible cumulative preference shares. Under US GAAP, this gain is included in the net earnings available to common shareholders in the calculation of earnings per share.

(o) Concentrations of risk

Approximately 25 percent of total revenues come from automotive manufacturers, and approximately 25 percent of total revenues come from the top ten customers of the Industrial & Automotive business. No single customer accounted for a significant amount of the Company’s sales or accounts receivable. The Company reviews a customer’s credit history before extending credit, and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

(p) Comprehensive Income

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

Presentation and classification differences

In addition to the recognition and measurement differences between UK and US GAAP there are a number of differences in the manner in which amounts are presented and classified in the accounts. The principal presentation and classification differences are summarized below:

1. Balance sheet and profit and loss account presentation

General

The format of a balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP. UK GAAP requires assets to be presented in ascending order of liquidity in accordance with the requirements of the Companies Act 1985, whereas under US GAAP assets are presented in descending order of liquidity. In addition current assets under UK GAAP include amounts that fall due after more than one year, whereas under US GAAP, such assets are classified as non-current assets.

Pensions

Under UK GAAP assets and liabilities relating to different plans are not offset in presentation. Under US GAAP, assets and liabilities of different plans are offset in presentation.

Exceptional items

UK GAAP requires profits and losses in relation to the disposal of fixed assets to be shown separately on the face of the profit and loss account below operating profit. In addition, items that result from the ongoing activities of the business but are significant because of their size or nature may be separately highlighted on the face of the profit and loss account. Under US GAAP, the item described above are included in operating income. Items that form part of operating activities and are significant in size or nature may be separately highlighted on the face of the profit and loss account or in the accompanying notes.

Discontinued operations

Under UK GAAP discontinued operations are defined as those where the sale or termination is completed either in the period or before the earlier of three months after the year end or the date of approval of the financial statements. The disposal must have a material effect on the nature of operations resulting from its withdrawal from a particular market or from a material reduction in turnover from continuing markets. Sales and operating profit are disclosed separately on the face of the profit and loss account. Assets and liabilities are not separately distinguished. Under US GAAP, the results of a component of an entity that has been disposed of or is classified as held for sale are separately reported in a single caption. Accordingly, revenues and expenses reported under US GAAP will be different from those reported under UK GAAP. Furthermore the assets and liabilities of a disposal group classified as held for sale are presented separately in the balance sheet.

Tomkins plc

Notes to the consolidated financial statements

26	Summary of the main differences between the accounting principles generally accepted in the United Kingdom and the United States of America as they affect Tomkins’ consolidated financial statements (continued)

2. Consolidated statement of cashflow

The consolidated statement of cash flow prepared under UK GAAP presents substantially the same information as that required under US GAAP. Cash flow under UK GAAP represents increases or decreases in “cash,” which comprises cash in hand, deposits repayable on demand and bank overdrafts. Under US GAAP, cash flow represents increases or decreases in “Cash and Cash Equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP, only three categories of cash flow activity are presented, being cash flows relating to operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance are, with the exception of servicing of shareholder finance, included as operating.

The following statements summarize the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments that reconcile cash and cash equivalents under US GAAP to cash on demand reported under UK GAAP.

	Year ended January 3, 2004	Eight months ended December 31, 2002	Year ended April 30, 2002	Year ended April 30, 2001
	£ million	£ million	£ million	£ million
Net cash provided by operating activities	329.6	151.7	423.4	191.4
Net cash (used in)//provided by investing activities	(213.3)	(46.0)	(129.4)	1,150.3
Net cash (used in)/provided by financing activities	(262.6)	(138.8)	(325.9)	(1,415.6)

Net (decrease)/increase in cash and cash equivalents	(146.3)	(33.1)	(31.9)	(73.9)
Effect of exchange rate changes on cash	(10.5)	(20.5)	(6.3)	14.3
Net cash used by discontinued operations	(6.8)	(1.0)	26.6	(8.6)
Cash and cash equivalents under US GAAP at beginning of period	343.0	397.6	409.2	477.4

Cash and cash equivalents under US GAAP at end of period	179.4	343.0	397.6	409.2
Short-term investments with original maturities of less than three months	(53.4)	(144.1)	(263.5)	(286.3)

Cash on demand under UK GAAP at end of period	126.0	198.9	134.1	122.9

Certain reclassifications have been made to the prior period amounts to conform with the current period’s presentation.

Recently Issued Accounting Standards

FIN No. 46R ‘Consolidation of Variable Interest Entities, an interpretation of ARB No. 51’

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN No. 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN No. 46R will have a material impact on its financial position and results of operations.

EITF Issue No. 00-21 ‘Revenue Arrangements with Multiple Deliverables’

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Tomkins is currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on its results of operations and financial condition.

Tomkins plc

Notes to the consolidated financial statements

27	Post balance sheet events

On January 30, 2004 and January 31, 2004 respectively, the business and assets of Hattersley Newman Hender Limited, and Pegler Limited were sold for a combined cash consideration of £13.0 million of which £5.8 million is deferred. This will result in a loss on disposal of £72.9 million, after costs, including recycled goodwill of £51.4 million.

28	Principal operating units

At January 3, 2004 the principal operating units by business segment were:

Air Systems Components		Industrial & Automotive
Air System Components LP	(USA)	Formflo Limited
Hart & Cooley Inc	(USA)	Gates GmbH	(Germany)
Ruskin Company	(USA)	Gates SA	(France)
Ruskin Air Management Ltd		Gates Argentina SA	(Argentina)
Ruskin (Thailand) Company Ltd	Thailand	Gates Australia Pty Ltd	(Australia)
		Gates do Brasil Industria e Comercio Ltda	(Brazil)
		Gates Canada Inc	(Canada)
Engineered & Construction Products		Gates Europe NV	(Belgium)
Aquatic Industries Inc	(USA)	Gates (India) Private Ltd	(India)
Dearborn Mid-West Conveyor Company	(USA)	Gates Korea Company Ltd (ordinary shares - 51% owned)	(Korea)
Dexter Axle Company	(USA)	Gates Nitta Belt Company (Suzhou) Ltd (ordinary shares - 51% owned)	(China)
Lasco Bathware Inc	(USA)	Gates Polska S.p.z.o.o.	(Poland)
Lasco Fittings Inc	(USA)	The Gates Rubber Company	(USA)
Mayfran International Inc	(USA)	Gates Rubber Company (NSW) Pty Ltd	(Australia)
Mayfran Europe	(USA)	Gates Rubber Company (Singapore) Pte Ltd	(Singapore)
Philips Products Inc	(USA)	Gates Rubber de Mexico SA de CV	(Mexico)
Olympus (Ormskirk) Limited (formerly Hattersley Newman Hender Ltd)+		Gates (U.K.) Ltd	(Scotland)
		Gates Unitta Asia Company Ltd (ordinary shares 51% owned)	(Japan)
Sold post year end:		Gates Unitta Asia Trading Company Pte Ltd (ordinary shares – 51% owned)	(Singapore)
Pegler Ltd+		Gates Unitta (Thailand) Company Ltd	(Thailand)
		Gates Vulca SA	(Spain)
		Ideal	(USA)
		Ideal International SA* (ordinary shares - 40% owned)	(Mexico)
		Plews/Edelmann	(USA)
		Schrader Bridgeport International Inc	(USA)
		Schrader Bridgeport Brasil Ltda	(Brazil)
		Schrader Duncan Ltd * (ordinary shares – 50% owned)	(India)
		Schrader Electronics Ltd	(Northern Ireland)
		Schrader SA	(France)
		Stackpole Limited	(Canada)
		Standard-Thomson Corporation	(USA)
		Stant Manufacturing, Inc	(USA)
Trico Ltd
		Trico Latinoamericana, SA	(Argentina)
		Trico Products Corporation	(USA)
		Trico Pty Ltd	(Australia)

Unless otherwise indicated all the above subsidiaries are registered and incorporated in England, operate in their countries of incorporation and are either directly or indirectly wholly owned.

+	Directly owned by Tomkins plc

*	Associated undertaking

Tomkins plc

Valuation and qualifying accounts (UK GAAP)

	Balance at beginning of period	Charged to income statement	Additions /charged to other accounts (a)	Deductions	Balance at end of period
	£ million	£ million	£ million	£ million	£ million
April 30, 2001
Allowance for doubtful accounts	14.9	5.3	(0.9)	(5.4)	13.9

April 30, 2002
Allowance for doubtful accounts	13.9	2.9	(0.2)	(4.5)	12.1

December 31, 2002
Allowance for doubtful accounts	12.1	2.8	(1.4)	(3.1)	10.4

January 3, 2004
Allowance for doubtful accounts	10.4	0.4	(0.6)	(1.4)	8.8

(a)	Includes the currency retranslation of opening balances and movements arising from the acquisition and disposal of subsidiaries

Signature

Tomkins Plc hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TOMKINS plc

/s/ KENNETH LEVER

By: Kenneth Lever
Chief Financial Officer

May 18, 2004

Exhibit Index

1.1	Memorandum and Articles of Association of the Company*.

4.1	The rules of the Tomkins Executive Share Option Scheme No. 3. (1)

4.2	The rules of the Tomkins Executive Share Option Scheme No. 4. (1)

4.3	Service Agreement, dated February 11, 2002 between Tomkins plc and James Nicol (2)

4.4	Support Agreement, dated April, 29, 2003, between Tomkins plc, 2023103 Ontario Inc., and Stackpole Limited.(3)

4.5	Lock-up Agreement, dated April 29, 2003, between The Stackpole Corporation, Tomkins plc, and 2023103 Ontario Inc.(3)

4.6	Third Supplemental Trust Deed relating to the £750,000,000 Euro Medium Term Note Programme dated August 28, 2003*.

4.7	Facility Agreement relating to the £400,000,000 multicurrency revolving credit agreement dated February 9, 2004*.

8.1	List of subsidiaries of the Company*.

10.1	Consent of Deloitte & Touche LLP, Independent Auditors*.

10.2	Certification of CEO and CFO pursuant to Rule 13 (a) – 14(a) of the Securities Exchange Act of 1934*

10.3	Certification of CEO and CFO pursuant to Rule 13(a) – 14 (b) of the Securities and Exchange act of 1934 and 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*.

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2001.

(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002.

(3)	Incorporated by reference to the Company’s Transition Report on Form 20-F for the eight months ended December 31, 2002.

*	Filed herewith.