Form 20-F
period 2005-12-31
TOMKINS PLC
filed 2006-05-25
CIK 838877

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2005

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

Ordinary Shares, nominal value 5p per share	774,495,124
Convertible Cumulative Preference Shares, nominal value US$ 50 per share	10,462,774

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes  ☐    No  ☐

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares

In this Annual Report (the “Annual Report”) on Form 20-F for the Fiscal year ended December 31, 2005 (“Fiscal 2005”), all references to “Tomkins”, the “Tomkins Group”, the “Group”, the “Company”, “we”, “us” and “our” include Tomkins plc and its consolidated subsidiaries, unless the context otherwise requires.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

The selected financial data set out below as of and for the Fiscal years ended December 31, 2005, January 1, 2005, January 3, 2004, the eight-month Transition Period ended December 31, 2002 and for the Fiscal year ended April 30, 2002 has been derived from the audited consolidated financial statements of the Company, which appear elsewhere in this Form 20-F. The selected financial data as of and for the Fiscal year ended April 30, 2001 has not been subject to audit. The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, such consolidated financial statements and Notes thereto and Item 5 – “Operating and Financial Review and Prospects”.

Consolidated income statement data

	Fiscal Year Ended
	December 31, 2005(1) (2) (364 days)	January 1, 2005 (364 days)	January 3, 2004(3) (368 days)	December 31, 2002(4) (245 days)	April 30, 2002(5) (365 days)	April 30, 2001(6) (366 days)
	$ million	$ million	$ million	$ million	$ million	$ million
Net sales	5,776.0	5,356.1	4,847.4	2,981.6	4,374.7	4,737.7
Operating income from continuing operations	485.0	477.1	385.6	192.0	332.4	368.7
Income from continuing operations before cumulative effect of change in accounting principle	311.4	380.2	486.6	169.9	209.5	241.7
(Loss)/income from discontinued operations, net of taxes	—	(13.5)	(109.5)	(3.0)	(0.7)	99.5
Gain/(loss) on disposal of discontinued operations, net of taxes	1.6	11.0	49.6	(0.8)	3.2	(238.5)
Cumulative effect of change in accounting principle, net of taxes	—	—	—	(47.3)	2.6	—

Net income	313.0	377.7	426.7	118.8	214.6	102.7

	$	$	$	$	$	$
Net income per common share
Basic
Income from continuing operations before cumulative effect of change in accounting principle	0.37	0.46	0.59	0.17	0.20	0.19
(Loss)/income from discontinued operations, net of taxes	—	(0.02)	(0.14)	—	—	0.14
Gain/(loss) on disposal of discontinued operations, net of taxes	—	0.01	0.06	—	—	(0.28)

Income before cumulative effect of change in accounting principle	0.37	0.45	0.51	0.17	0.20	0.05
Cumulative effect of change in accounting principle, net of taxes	—	—	—	(0.06)	—	—

Net income	$0.37	$0.45	$0.51	$0.11	$0.20	$0.05

Diluted
Income from continuing operations before cumulative effect of change in accounting principle	0.36	0.43	0.51	0.17	0.20	0.19
(Loss)/income from discontinued operations, net of taxes	—	(0.01)	(0.12)	—	—	0.14
Gain/(loss) on disposal of discontinued operations, net of taxes	—	0.01	0.06	—	—	(0.28)

Income before cumulative effect of change in accounting principle	0.36	0.43	0.45	0.17	0.20	0.05
Cumulative effect of change in accounting principle, net of taxes	—	—	—	(0.05)	—	—

Net income	$0.36	$0.43	$0.45	$0.12	$0.20	$0.05

(1)	Tomkins acquired Milcor Inc on January 27, 2005, L.E. Technologies on March 18, 2005, Eifeler Maschinenbau GmbH on July 1, 2005, and NRG Industries Inc. on September 23, 2005.
(2)	Tomkins adopted SFAS 123R using the modified prospective method with an effective date of January 2, 2005.
(3)	Tomkins acquired Stackpole Limited on June 18, 2003.
(4)	Change in accounting principle relates to Tomkins transitional adjustment in respect of the adoption of SFAS No. 142 on May 1, 2002.
(5)	Change in accounting principle relates to Tomkins transitional adjustment in respect of the adoption of SFAS No. 133 on May 1, 2001.
(6)	The sale of the Food Manufacturing business segment was completed on August 31, 2000.

Consolidated income statement data (continued)

	Fiscal Year Ended
	December 31, 2005(1) (2) (364 days)	January 1, 2005 (364 days)	January 3, 2004(3) (368 days)	December 31, 2002(4) (245 days)	April 30, 2002(5) (365 days)	April 30, 2001(6) (366 days)
		$	$	$	$	$
Net income per common share (continued)
Net income per ADS (5)
Basic	1.48	1.80	2.04	0.44	0.80	0.40
Diluted	1.44	1.72	1.80	0.48	0.80	0.40

	Number (in thousands)
Average number of ordinary shares outstanding (‘000) – basic	771,427	770,717	771,037	770,927	773,464	857,686
Average number of ordinary shares outstanding (‘000) – diluted(6)	876,141	877,299	953,989	996,607	774,017	857,712

Consolidated balance sheet data

	As of
	December 31, 2005	January 1, 2005	January 3, 2004	December 31, 2002	April 30, 2002	April 30, 2001
	$ million	$ million	$ million	$ million	$ million	$ million
Total assets	5,783.3	5,736.0	5,462.6	5,202.6	5,250.8	5,501.6
Ordinary share capital (restated (9))	55.7	55.6	55.5	55.5	55.4	56.2
Shareholders’ equity	3,034.4	2,923.1	2,697.0	2,412.5	2,555.7	2,606.9
Net assets	3,117.7	3,003.9	2,756.6	3,095.7	3,227.2	3,294.8

(1)	Tomkins acquired Milcor Inc on January 27, 2005, L.E. Technologies on March 18, 2005, Eifeler Maschinenbau GmbH on July 1, 2005, and NRG Industries Inc. on September 23, 2005.
(2)	Tomkins adopted SFAS 123R using the modified prospective method with an effective date of January 2, 2005.
(3)	Tomkins acquired Stackpole Limited on June 18, 2003.
(4)	Change in accounting principle relates to Tomkins transitional adjustment in respect of the adoption of SFAS No. 142 on May 1, 2002.
(5)	Change in accounting principle relates to Tomkins transitional adjustment in respect of the adoption of SFAS No. 133 on May 1, 2001.
(6)	The sale of the Food Manufacturing business segment was completed on August 31, 2000.
(7)	Net income and dividend per ADS is calculated per Ordinary Share multiplied by four, as discussed in Item 9.C. “Markets.”
(8)	In Fiscal year ended April 30, 2002, the preference shares were anti-dilutive and were therefore excluded from the calculation.
(9)	Subsequent to the issuance of the Company’s consolidated financial statements for fiscal 2004, management determined that certain shareholders’ equity accounts were translated from the Company’s functional currency to the reporting currency using current exchange rates rather than historical exchange rates. As a result, the consolidated statement of changes in shareholders’ equity for fiscal 2004 and fiscal 2003 and the consolidated balance sheets as at January 1, 2005 and January 3, 2004 have been restated from the amounts previously reported. The restatement did not have any impact on the Company’s previously reported net income, total shareholders’ equity or cash flows.

Dividends

The Company has paid cash dividends on its ordinary shares, nominal value 5p per share (“Ordinary Shares”), in respect of every Fiscal year since being first listed on the London Stock Exchange Limited (the “London Stock Exchange”) in 1950.

Dividends are paid to shareholders as of record dates that are fixed after consultation between the Company and the London Stock Exchange. For the year ended December 31, 2005, an interim dividend was declared by the Board of Directors (the “Board”) in August 2005 and was paid in November 2005. A final dividend was recommended by the Board following the end of the Fiscal year and is subject to approval by the shareholders at the Company’s annual general meeting. The final dividend will be paid on 31 May 2006. In normal circumstances we expect dividend payments to follow the same pattern in future years and anticipate the weighting of these payments to be approximately 40 percent for the interim dividend and 60 percent for the final dividend.

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

Fiscal Year Ended	Cents per Ordinary Share(1)					Cents per ADS(1)
	Interim	Second Interim		Final	Total	Interim	Second Interim		Final	Total
April 30, 2001	6.62	—		10.95	17.57	26.46	—		43.79	70.25
April 30, 2002	6.58	—		11.58	18.16	26.33	—		46.30	72.63
May 1, 2002 – December 31, 2002(2)	7.13	5.27	(2)	—	12.40	28.52	21.08	(2)	—	49.60
January 3, 2004	7.70	—		13.12	20.82	30.80	—		52.49	83.29
January 1, 2005	8.96	—		14.15	23.11	35.84	—		56.60	92.44
December 31, 2005	8.80	—		14.56	23.36	35.20	—		58.24	93.44

(1)	Translated at the noon buying rate on the date the dividend was paid.
(2)	The Company’s Fiscal year end changed from April 30 to December 31 with effect for the year ended December 31, 2002. The change to our accounting reference date gave rise to an eight-month accounting period, which represented two-thirds of a normal twelve-month accounting period. In accordance with market practice in these circumstances, the Board elected to declare two interim dividends in lieu of an interim and a final dividend.

The Company expects to continue to pay dividends in the future. The total amounts of future dividends will be determined by the Board and will depend on the Company’s results of operations, cash flow, financial and economic conditions and other factors.

Cash dividends are paid by the Company in pounds sterling, and fluctuations in the exchange rate between pounds sterling and US dollars will affect the US dollar amounts received by holders of American Depository Receipts (“ADRs”) upon conversion by The Bank of New York (the “Depositary”) of such dividends. Moreover, fluctuations in the exchange rates between the pound sterling and the US dollar will affect the dollar equivalents of the pound sterling price of the Ordinary Shares on the London Stock Exchange and, as a result, are likely to affect the market prices of the American Depositary Shares (“ADSs”) in the United States. For a discussion of the historic effects of exchange rate fluctuations on the Company’s financial condition and results of operations, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” and Note 15 to the consolidated financial statements.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

This document contains certain forward-looking statements, which involve risk and uncertainty as they relate to future events and circumstances. Our business is affected by a number of factors, not all of which are in Tomkins’ control. This section highlights specific areas where Tomkins is particularly sensitive to business risk. Our financial condition or results of operations could be materially adversely affected by any of these risks. Additional risks not currently known to us, or risks that we currently regard as immaterial could also have a material adverse effect on our financial condition or results of operations.

As a part of the planning, control and performance management framework of the Group, each business considers strategic, operational, commercial and financial risks and identifies risk mitigation actions. The Group has categorized the foregoing risks as those relating to:

•	the markets within which the Group operates;

•	the competitive position of the Group and its businesses; and

•	the financial position of the Group

Risk can be considered either as downside risk, the risk that something can go wrong and result in a financial loss or financial exposure for the Group, or volatility risk. Volatility risk is the risk associated with uncertainty, which means there may be an opportunity for financial gain as well as potential for loss.

Risks relating to the markets within which the Group operates

There are a number of risks in the markets in which we operate which could have a material adverse effect on our business, financial condition or results of operations.

Cyclical nature of the markets – Our sales are to markets where the demand is ultimately affected by consumer spending and consumer preferences.

Improvement in vehicle component life – The greater quality, performance and reliability of the components we manufacture improves service life and could affect demand in the aftermarket business segment

Regulatory environment – In the industries in which we operate we are subject to a variety of environmental regulations, particularly relating to waste water discharges, air emissions, solid waste management and hazardous chemical disposal.

Operations in foreign and emerging markets – We operate principally in the automotive, industrial and construction related markets in a number of geographic regions of the world, including emerging markets. Operations in emerging markets may present additional risks.

Customer demand – Our Industrial & Automotive business group is directly impacted by global automotive production. The automotive industry is characterized by overcapacity and fierce competition. In North America it is also affected by significant pension and healthcare liabilities. North American automobile manufacturers have recently announced production cuts for a number of platforms.

Risks relating to the competitive position of the Group and its businesses

There are a number of risks to our competitive position which could have a material adverse effect on our business, financial condition of results of operations.

Industry consolidation may result in more powerful competitors and fewer customers – Some of our customers and some of our competitors in a number of our markets, especially in the automotive aftermarket, and to a lesser extent in the markets of the Air Systems Components group, are consolidating to achieve greater scale or market share. Such changes could affect our customers and their relationship with us. As our customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including ourselves.

Revenues are generated from 10 major customers in the Industrial & Automotive business – 24.4 percent of our total revenues come from the top ten customers of our Industrial & Automotive business.

Price reductions by automotive customers – 21.1 percent of our sales are to original equipment manufacturers. It is normal practice for such customers to seek reductions in their costs from their suppliers over the duration of any committed supply arrangement. To meet any such requests for price reductions whilst maintaining our profit margins, we have to achieve corresponding cost savings in our business by strategic sourcing of raw materials and by improving production and manufacturing efficiencies.

Increased competition from low cost producers – Manufacturers in the developed economies of the world are increasingly facing competition from low cost sources in the developing economies of the world.

Increasing raw material and energy costs – Steel, aluminum, oil based resins and energy are a significant part of our cost structure and increases in these costs may impact competitiveness.

Reliance on certain raw materials and suppliers of key components – Our productive processes do require certain raw materials and components and arrangements are in place to ensure continuity of supply. Failure to obtain adequate and timely supplies may impact our ability to service our customers.

Dependence on our strong relationships with manufacturers’ representatives, distributors and wholesalers – Deterioration in the relationships with manufacturers’ representatives, distributors and wholesalers or a change in our products’ route to market could affect sales.

Product liability claims due to the nature of our products – We face an inherent business risk of exposure to product liability claims in the event that a failure of a product results in, or is alleged to result in, bodily injury, property damage or consequential loss.

Technological changes – The markets for our products and services are characterized by evolving industry standards and changing technology which may lead to commoditization of our products. Continual development of advanced technologies for new products and product enhancements is an important way in which we maintain acceptable pricing levels.

Dependence on the continued operation of our manufacturing facilities – Our manufacturing facilities are located principally in the United States and Europe. A major disruption of our critical manufacturing facilities could result in significant interruption of our business and potential loss of customers and sales.

Capacity, reliability and security of our computer hardware, software and telecommunications infrastructure – We currently secure our networks by means of back up, hardware, virus protection and other measures, but any systems interruption could lead to a reduction in performance or loss of services. A breach of network security could result in reduced revenues and could have an adverse effect on our businesses, financial condition or results from operations. Our systems are vulnerable to damage or interruption caused by human error, network failure, natural disasters, sabotage, computer viruses and similar disruptive events.

Intellectual property rights – Our proprietary technology is protected by patents and trade secrets which could be at risk if:

•	competitors are able to develop similar technology independently;

•	our patent applications are not approved;

•	steps taken to prevent misappropriation or infringement of our intellectual property are not successful; or

•	we do not adequately protect our intellectual property.

Trade unions or other employment organizations – Some of our employees are members of trade unions and over many years we have been able to maintain successful relationships with the unions and employment organizations.

Financial Risks

There are certain financial risks that could have a material adverse effect on our business, financial condition or results of operations.

Cash flow from subsidiaries – Tomkins plc is a holding company with no independent operations or significant assets other than investments in, and advances to, subsidiaries. Accordingly, it depends upon the receipt of sufficient funds from its subsidiaries to meet its obligations, including its ability to repay any amounts it borrows under its Medium Term Note program or to pay its dividends. The ability of Tomkins plc to access that cash flow may be limited in some circumstances.

Pension plans – We operate both defined benefit and defined contribution pension plans, the majority of which are in the United States of America and the United Kingdom. The schemes were in deficit by $315.2 million as at 31 December 2005. Deterioration in asset prices or changes to long-term interest rates could lead to an increase in the deficit or give rise to an additional funding requirement.

Health care and workers compensation – Healthcare and workers compensation are provided by certain US subsidiaries to current and former employees. Healthcare costs in the USA are increasing at a faster rate than general cost inflation and these cost increases have to be absorbed in the business.

Tax cash outflows – Tomkins operates within multiple tax jurisdictions and is subject to audit in those jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although provision has been made for such issues the ultimate resolution may result in tax cash outflows.

Funding growth – We may require capital to expand our business, implement our strategic initiatives and remain competitive. At present, our established sources of funding are through equity, corporate bond markets (through the Medium Term Note program) bank debt and cash flow from operations. We believe that the sources of funding currently available will be sufficient to fund our operations. If our plans or assumptions regarding our funding requirements change, however, we may need to seek other sources of financing, such as additional lines of credit with commercial banks or vendors or public financing, or to renegotiate existing bank facilities.

Bondholders’ rights – We have a Euro Medium Term Note Program under which Tomkins may issue bonds. Our bondholders have the right to require us to redeem our outstanding bonds at par, in the event of a change of control of Tomkins plc and also in the event that our credit rating falls below investment grade as a result of us making either acquisitions or disposals that comprise more than 25% of the group’s operating profits in a twelve calendar month period.

Fluctuations in currency exchange rates – We have manufacturing facilities in, and sell products to, many countries worldwide. The principal currencies in which we trade are US dollars, Canadian dollars, Euros and pounds sterling. Currency exchange movements can give rise to the following risks:

•	Transaction risk – this arises where sales or purchases are denominated in foreign currencies and exchange rates can change between entering into a purchase or sale commitment and completing the transaction;

•	Translation risk – this arises where the currency in which the results of an entity are reported differs from the underlying currency in which business is transacted; and

•	Economic risk – this arises where the manufacturing cost base of a business is denominated in a currency different from the currency of the market into which the products are sold.

Risks related to the securities market and ownership of ADSs and registered shares

Holders of ADSs may be restricted in their ability to exercise voting rights – Holders of ADSs will generally have the right under the deposit agreement to instruct the Depositary to exercise their voting rights for the registered shares represented by ADSs. At our request, the Depositary will mail to holders of ADSs any notice of any shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions for a holder of ADSs on a timely basis, it is obligated to endeavor to vote the securities representing the holder’s ADSs in accordance with those voting instructions. The ability of the Depositary to carry out voting instructions, however, may be limited by practical limitations, such as time zone differences and delays in mailing.

ADS holders may be unable to participate in rights offerings and similar transactions in the future – US securities laws may restrict the ability of US persons who hold ADSs to participate in certain rights offerings or share or warrant dividend alternatives which we may undertake in the future in the event we are unable to, or choose not to, register those securities under the US securities laws and are unable to rely on an exemption from registration under these laws. If we issue any securities of this nature in the future, we may issue such securities to the Depositary for the ADSs, which may sell those securities for the benefit of the holders of the ADSs. We cannot offer any assurance as to the value, if any, the Depositary would receive upon the sale of those securities.

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

Tomkins is the ultimate parent of a large number of subsidiaries that are organized into two business groups;

Industrial & Automotive

The Industrial & Automotive group manufactures a wide range of systems and components for the industrial and automotive markets through five business segments, Power Transmission, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive. The group sells globally into the automotive original equipment market, the automotive aftermarket, the industrial original equipment market and the industrial aftermarket. Other markets include the recreational vehicle market and the manufactured housing market. Its brands include Gates, Dexter Axle, Trico and Schrader Electronics.

Building Products

The Building Products group manufactures a wide range of air handling components, bathware, doors and windows and other building components for the residential and commercial construction industries through the two business areas of Air Systems Components and Other Building Products. The group’s principal markets are the residential, industrial and commercial construction markets. Other markets include the recreational vehicle and manufactured housing market.

As of January 2, 2005, the Company realigned the structure of its internal organization to reflect the changing focus of its operations. The two business groups of Industrial & Automotive and Building Products replaced the three groups of Industrial & Automotive, Air Systems Components and Engineered & Construction Products.

Trailer Axles and Material Handling were re-categorized from the former Engineered & Construction Products group into the Industrial & Automotive group, as both companies largely serve industrial markets and the Building Products group was established to include Air Systems Components and the remaining businesses that were formerly part of Engineered & Construction Products, Lasco and Doors and Windows.

The Tomkins group is geographically diverse, operating 132 manufacturing facilities and 8 research and development facilities in 21 different countries across the Americas, Europe, Asia, and Australia.

The Industrial & Automotive business operates in all 21 countries while Building Products is located in the United States, the UK and Asia. Overall, 66.7 percent of revenue in fiscal 2005 came from the United States, 15.0 percent from Europe and 18.3 percent from the rest of the world.

Our sales are to the following end markets:

Percentage of total sales
Automotive original equipment	21.1%
Automotive aftermarket	21.3%
Industrial original equipment	16.3%
Industrial aftermarket	11.1%
Residential construction	12.0%
Non residential construction	12.7%
Other markets	5.5%

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

In fiscal 1996 the Group established the Industrial & Automotive business group, with the acquisition of The Gates Corporation for $1,160 million. This was satisfied by the issue of $633.4 million of 4.344 percent (net) redeemable convertible cumulative preference shares and $526.6 million of 5.56 percent (net) convertible cumulative perpetual preference shares. Stant Corporation was added to this group in 1997 and ACD Tridon in 1999.

The redeemable convertible preference shares, issued as part consideration for the acquisition of The Gates Corporation, were redeemed in August 2003.

Between 1999 and 2005 a number of ‘add on acquisitions’ have been made in the Industrial & Automotive and Building Products business groups, the Food Manufacturing business was sold and a number of divestments were made as part of a program to dispose of non-core businesses.

Principal acquisitions, disposals, and capital expenditures

This section should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and with Notes 5 and 6 to the consolidated financial statements.

Acquisitions and disposals

All of the disposals mentioned below were disposed of as part of our program to dispose of all non-core businesses.

Fiscal 2005

In fiscal 2005 Unified Industries, Inc, the Air Springs division and the business and assets of the North American Curved Hose business were sold. All of these disposals were part of the Industrial & Automotive group. In the Building Products group the business and assets of Gutter Helmet, part of the Hart & Cooley residential construction business was sold.

Acquisitions in the year included L.E. Technologies, a recreational vehicle frame manufacturer and Eifeler Maschinenbau GmbH (“EMB”), a manufacturer of high-performance hydraulic tube fittings, adapters and accessories. Both of these have been included in the Industrial & Automotive group. The Building Products group acquired Milcor Inc, a multi-brand manufacturer of building products and NRG Industries Inc., a multi brand manufacturer of commercial building accessories.

Fiscal 2004

In fiscal 2004 Tomkins completed its exit from the valves, taps and mixers business with the disposal of the business and assets of Hattersley Newman Hender, and Pegler. In addition Mayfran International Inc. was sold. All of these disposals were included in the Engineered & Construction Products group. In the Industrial & Automotive group, the sale of the European curved hose business in Nevers, France, was completed in November 2004 and the related closure of the European curved hose business in St Just, Spain was also completed in the year.

Acquisitions in the year included the polyurethane power transmission and motion control belt business, assets and liabilities of Mectrol Corporation, which has been included in the Industrial & Automotive group. This acquisition brings a new technology to the Power Transmission business, extending the business group’s product and customer base.

Fiscal 2003

The Company acquired the business, assets and liabilities of Stackpole Limited in June 2003. The acquisition, which added to the Industrial & Automotive group, brought the Company expertise in powder metal and engineered components for the automotive powertrain.

During the year Tomkins sold Gates Formed-Fibre Products, Inc. from the Industrial and Automotive group. The business and assets of Milliken Valve Company Inc. and the Groups 62.4% investment in the business and assets of Cobra Investments (Pty) Limited were divested from the Engineered and Construction Products group.

Recent events

On March 1, 2006 the Building Products group acquired Selkirk Americas, LP, a manufacturer of chimney, venting and air distribution products for commercial and residential applications.

Capital expenditures

Due to the diverse nature of the business, there is no individual item of capital expenditure which has had a material impact on the position of the Company.

B. Business overview

Segment contribution to net sales and operating income before restructuring initiatives

The contribution of each segment to the Company’s net sales and operating income is set out below.

Prior to fiscal 2005, the Company prepared its home country consolidated financial statements in accordance with United Kingdom generally accepted accounting principles (“UK GAAP”). During fiscal 2005, the Company adopted International Financial Reporting Standards (“IFRS”) adopted for use in the European Union with a transition date of January 4, 2004. Accordingly, the Company’s home country consolidated financial statements for fiscal 2004 that were previously reported in accordance with UK GAAP were restated in accordance with IFRS.

SFAS131 “Disclosures about Segments of an Enterprise and Related Information” requires segment information provided in financial statements to reflect the information that was provided to the chief operating decision maker for purposes of making decisions about allocating resources within the Company and assessing the performance of each segment. The chief operating decision maker bases such decisions on operating income before restructuring initiatives and operating net assets. During fiscal 2005, the information provided to the chief operating decision maker was prepared in accordance with IFRS, and during fiscal 2004 and fiscal 2003 it was prepared in accordance with UK GAAP. Accordingly, the segment information presented below for fiscal 2005 is prepared in accordance with IFRS and that for fiscal 2004 and fiscal 2003 is prepared in accordance with UK GAAP. To assist comparison of segment information for fiscal 2005 with that for fiscal 2004, management has additionally presented segment information for fiscal 2004 prepared in accordance with IFRS.

The Company’s reportable segments are based upon the nature of their products and services.

	IFRS		UK GAAP
Analysis by business segment (UK GAAP)	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Net sales
Industrial & Automotive
Power Transmission	1,761.0	1,668.1	1,668.1	1,451.9
Fluid Power	650.0	591.0	591.0	501.1
Wipers	424.9	463.1	463.1	463.3
Fluid Systems	418.1	416.3	416.3	361.7
Other Industrial & Automotive	919.4	845.8	845.8	834.9

	4,173.4	3,984.3	3,984.3	3,612.9

Building Products
Air Systems Components	881.3	772.3	772.3	730.3
Other Building Products	723.3	673.3	673.3	668.1

	1,604.6	1,445.6	1,445.6	1,398.4

Discontinued operations	—	—	11.3	125.7

	5,778.0	5,429.9	5,441.2	5,137.0

Operating income, before restructuring initiatives (1)
Industrial & Automotive
Power Transmission	234.8	250.3	254.1	225.0
Fluid Power	66.6	62.3	54.4	29.3
Wipers	19.6	27.6	20.8	33.8
Fluid Systems	31.0	43.8	44.4	38.2
Other Industrial & Automotive	110.6	86.4	52.4	47.1

	462.6	470.4	426.1	373.4

Building Products
Air Systems Components	90.8	86.9	86.2	69.0
Other Building Products	51.9	41.4	38.5	39.4

	142.7	128.3	124.7	108.4

Central costs(2)	(45.2)	(43.1)	(43.3)	(39.1)
Discontinued operations	—	—	0.2	0.5

	560.1	555.6	507.7	443.2

	IFRS		UK GAAP
Reconciliation of segmental information to US GAAP	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Net sales	5,778.0	5,429.9	5,441.2	5,137.0
Discontinued operations	(2.0)	(73.8)	(85.1)	(289.6)

Net sales (US GAAP)	5,776.0	5,356.1	5,356.1	4,847.4

Operating income before restructuring costs	560.1	555.6	507.7	443.2
Restructuring costs	(36.9)	(37.4)	(31.9)	(58.5)

Operating income	523.2	518.2	475.8	384.7
Reclassifications
-Discontinued operations	—	6.8	6.6	21.9
-Gain on disposal of continuing operations	19.1	5.7	5.7	0.7
-Associates	(1.2)	(1.5)	(1.9)	(1.5)
Accounting differences:
-Goodwill impairment	—	—	—	(12.5)
-Acquired intangibles amortization	(5.1)	(5.3)	(5.3)	(2.6)
-Product development costs	(0.7)	—	—	—
-Restructuring expenses	(0.9)	(0.9)	(2.2)	3.4
-Capitalized interest	(4.2)	(3.5)	(3.5)	(3.1)
-Inventory	(8.5)	(1.6)	(1.6)	(4.4)
-Post retirement benefits	(34.2)	(44.8)	0.9	5.5
-Share-based compensation	(2.5)	4.0	2.6	(6.5)

Operating income from continuing operations (US GAAP)	485.0	477.1	477.1	385.6

(1)	Operating income before restructuring initiatives under UK GAAP in fiscal 2004 is stated before goodwill amortization of $22.8 million (Fiscal 2003 – $19.4 million). Goodwill amortisation is not recognised under IFRS.
(2)	Includes the cost of the corporate center, which carries out corporate functions for the Company as a whole.

Analysis by geographical origin (US GAAP)	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Net sales
United States of America	3,853.8	3,489.7	3,287.6
United Kingdom	296.5	323.3	258.6
Rest of Europe	566.8	539.5	468.1
Rest of the World	1,058.9	1,003.6	833.1

	5,776.0	5,356.1	4,847.4

Note 7 of the consolidated financial statements provides more detailed business segment and geographic information concerning the Company’s operations.

Industrial & Automotive

Sales by end markets		Sales by major product category
Automotive original equipment	29%	Power Transmission:
Automotive aftermarket	29%	Belts and tensioners	38%
Industrial original equipment	23%	Powertrain	5%
Industrial aftermarket	15%	Fluid Power:
Other	4%	Hydraulic & hose	16%
		Wipers	10%
		Fluid Systems:
		RTMPS	2%
		Other Fluid Systems	8%
		Other	21%

The Industrial & Automotive group has corporate offices in Denver, Colorado, Rochester Hills, Michigan and Toronto, Canada. It supplies industrial and automotive parts, components and systems, serving a wide variety of industries, including the industrial and automotive original equipment and replacement markets, transportation, agricultural, mining, forestry, construction, office equipment, computer, and the food processing and handling markets.

In total, the group operates 85 factories and 34 distribution centers in 21 countries. It has development centers and manufacturing operations in North America, Europe, Asia and South America.

The group operates 43 manufacturing plants in Canada and the US, and a further 7 in Latin America. European operations include 11 manufacturing plants and 9 distribution centers, which provide customers with Tomkins products and technology. There are also operations in Asia and the Pacific Rim including Singapore, Australia and India, with joint venture manufacturing facilities in South Korea, Japan, China, and Thailand.

The Industrial & Automotive group operates five business segments: Power Transmission, Fluid Power, Wiper Systems, Fluid Systems and other products. These groups include divisions integrated from the acquisitions of Gates, Stant, Trico, Tridon, Schrader and Stackpole. Together, these operations employed on average 25,439 people around the world in Fiscal 2005. Products are sold directly to industrial and automotive original equipment manufacturers and through a network of approximately 150,000 distributors, dealers and jobbers worldwide, to the industrial and automotive replacement markets.

Power Transmission

The Power Transmission segment comprises Power Transmission and Stackpole.

Power Transmission produces a comprehensive global product line ranging from synchronous belt and accessory belt drive systems for automotive applications to heavy-duty industrial belt drives. As a market leader in the power transmission industry, the Power Transmission segment provides a diverse product line encompassing V-belts, multi V-ribbed belts, synchronous belts, sheaves/sprockets, pulleys, tensioners, idlers, and crankshaft dampers. A broad product line coupled with industry expertise allows this group to design, manufacture, market, and distribute complete power transmission systems.

Power Transmission is globally integrated in order to standardize product and process technology, maximizing resource utilization across the group. Product, material and enabling technology teams join forces in the development and commercialization of products. Focusing on customer needs, the appropriate innovative technology is selected to create a sustainable competitive advantage in the market. Innovation, technology and product development are driven through four Technical and Product Development Centers located at Aachen in Germany, Rochester Hills in the USA, Seoul in Korea, and Nara in Japan. Each of these centers lead product development, engineering, and systems design with capabilities to focus on customer specific requirements.

Power Transmission supports and supplies customers on a global basis. Regional management in the Americas, Europe and Asia work to leverage the group’s market strengths from one area to another utilizing common processes and global product lines.

Fluid Power

The Fluid Power segment is a manufacturer of highly engineered hose, fittings and accessories for hydraulic power transmission systems used in both mobile and stationary industrial equipment. The segment also manufactures industrial hose used to convey both liquids and bulk powder type materials, focused primarily in the petroleum, chemical and food/beverage sectors. The segment also produces a wide range of under the hood automotive, heavy duty truck and bus hoses used in engine cooling, power steering, braking, transmission and fuel system applications.

The newly commissioned Customer Solutions Center in Denver, Colorado drives customer focused innovation and global product development emphasizing integrating new products and design solutions into a value added systems approach. The development of next generation products is focused on evolving the existing hose/connector product line into a full port-to-port sub-system capable of providing systems and design concepts that eliminate leaks and assembly labor.

The segment has a global reach, serving customers in North and South America, Europe, Asia and India. The recent acquisition of EMB in Germany provides additional synergy within the Fluid Power Division to expand their presence in Eastern Europe and Asia. Within China, restructuring has allowed EMB and Gates to refocus and expand their efforts in one of the fastest growing markets in the world. Expansion plans being implemented over the next 24 to 36 months will allow localization of certain products within the Asian region.

Fluid Systems

The Automotive Fluid Systems segment, made up of divisions acquired such as Stant Corporation and Schrader-Bridgeport International, is a designer, manufacturer and distributor of a broad range of automotive fluid conveyance and fluid management components and modules. This includes the latest technology in tire pressure monitoring components and fuel vapor management valves. Products are sold primarily for use as original equipment by manufacturers of cars and trucks and in the automotive replacement market as repair parts and accessories. Major customers include DaimlerChrysler, Ford, General Motors, Nissan, Renault and PSA, as well as a number of other major international original equipment manufacturers “OEMs”. Products from Tomkins Automotive Fluid Systems segment are also sold in a vast majority of wholesale and retail automotive parts and distribution outlets in North America, Europe and Latin America including the service departments of OEM dealers.

Through Schrader Electronics, the automotive Fluid Systems segment is the technology leader in Remote Tire Pressure Monitoring Systems (“RTPMS”), a driver information and passenger security system that is economically and ergonomically integrated into vehicle electronic information systems. This company also designs, manufactures and markets a variety of fuel vapor management valves and fuel, oil and radiator closure caps at its Stant Manufacturing Division. Standard-Thomson is the leading manufacturer of engine thermostats used in automotive cooling systems. Schrader-Bridgeport International provides a wide range of tire valve, hardware and specialty valve products worldwide. RTPMS, tire, and specialty valve products are sold under the “Schrader-Bridgeport” and “Schrader Electronics” trademarks. Closure cap and fuel management valve products are sold under the “Stant,” “Lev-R-Vent” and “Pre-Vent” trademarks. Engine thermostats are sold under the “Stant,” “Weir-stat,” and “Superstat” brand names. Many of these products are also sold to various private label customers bearing their unique brand names.

Wiper Systems

The Wiper Systems segment operates under both the Trico and Tridon brands, manufacturing automotive windshield wiping systems and systems components, producing a wide array of arms, blades, linkage mechanisms, modules, motors and electronic components tailored for individual vehicle use. Modular systems combine the linkages, arms, blades, motors and electronic circuitry produced by the Wiper Systems segment with plastic housings, manifold assemblies and other components purchased from supplier partners. Systems are sold directly to OEMs as ready-to-install modules. Wiper blades are produced in sizes ranging from 10 to 40 inches with application specific features for optimal performance with accompanying different types of wiper arms, and are manufactured for OE, OES and aftermarket applications. Wiper blades are sold for use as original equipment and in the aftermarket under the “Trico,” name as well as many private brands.

Other I&A

Other I&A includes Trailer Axles, Materials Handling and the aftermarket segment.

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

Dearborn Mid-West Conveyor Company designs, fabricates and installs overhead conveyor systems and inverted power and free conveyor systems, skillet systems, automatic electrified monorail systems for the automotive, aircraft, appliance and heavy equipment industries, conveyors for bulk materials and various unit handling systems for parcel movement applications.

The Aftermarket segment integrates the sales, marketing, distribution and manufacture of products destined for both the Industrial and Automotive original equipment and Aftermarket and sold under the Tridon, Ideal, Schrader, Plews Edelmann and numerous private brands. It designs and sells aftermarket automotive tools and fittings, power steering hose, transmission cooler lines, lubrication equipment, stainless and carbon steel hose clamps for both original equipment and parts applications.

The Aftermarket segment also manufactures and distributes specialist components for the automotive industry. Schrader-brand products include precision control valves and associated fluid conveyance and control modules for vehicle fluid system applications in fuel delivery, emission control, engine management, brake, steering, power transmission, coolant, air conditioning, windshield washing, PVC air hose, and ride control. Schrader, a leading brand of wheel valves for cars, medium and heavy-duty trucks, agricultural vehicles and construction equipment, offers a full range of products including tubeless tire valves, valves for inner tubes, cores, tubeless valves for large wheels and an assortment of specialty valves for virtually all global applications.

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

LE Technologies was acquired on March 18, 2005. This company produces and markets its products in the United States directly to OEM’s. LE Technologies manufactures chassis & components for recreational vehicles and utility trailers, fabricated metal parts to commercial truck body builders, and high-end coatings for military and general industries. Business is based on high levels of product quality, customer service, and competitive pricing.

LE Technologies provides engineering services for the products it builds or builds based on customers current designs. A complete line of recreational vehicle slide out rooms is currently offered as a value added feature to the chassis.

Building Products

Sales by end markets		Sales by major product category
Residential construction	43%	Air handling components	56%
Industrial & Commercial Construction	46%	Bathtubs, showers and whirlpools	22%
Other	11%	Doors and windows	13%
		Other	9%

Air Systems Components

The Air Systems Components segment’s products are primarily sold throughout the United States, Canada, Mexico and the United Kingdom. Competition is based principally on price, quality, service and breadth of product line. Just under half our sales pass through manufacturers’ representatives and approximately 35 percent are sold through wholesalers, principally in the residential market. The balance of sales is direct to OEMs and national accounts.

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

Ruskin produces and markets commercial and industrial air control dampers, fire and smoke dampers, architectural louvers, sound absorbers, and air measuring stations for use in air conditioning, heating, ventilating and pollution control systems contained in office buildings, hotels, shopping centers, power plants, paper mills and other manufacturing plants. Ruskin also manufactures and supplies fans and blowers for residential forced air heating systems and air conditioners. These products are sold directly to manufacturers of heating, ventilating and air conditioning equipment and to contractors and commercial users principally through manufacturers’ representatives. Ruskin Air Management, a U.K. business, markets its damper, louver, grille, register, diffuser and fan coil products principally in the United Kingdom and continental Europe. This business gives this company an important entry to these markets for its other air distribution products.

Other Building Products

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

Raw Materials and Energy Supplies

The Group purchases a broad range of raw materials, components and products from around the world in connection with its activities. The ability of the Group’s suppliers to meet performance and quality specifications and delivery schedules is important to its operations, but the Company is not dependent on any single source of supply for critical materials. In the past, the energy and materials required for the Group’s manufacturing operations have been readily available. However, basic raw materials such as steel, aluminum, polymers and resins used in the production of the Group’s products, can be subject to significant fluctuations in price. Where appropriate, the Tomkins subsidiaries may seek to minimize the effect of fluctuations in prices of raw materials by entering into forward purchase contracts or options to fix the input cost of the raw material or product.

Seasonality

Industrial & Automotive

Sales to Automotive OEMs do not tend to exhibit seasonal patterns. Sales into the aftermarket are generally stronger during the winter months reflecting higher levels of demand for replacement parts for vehicles during this period. Sales in the Industrial OE market segments are strongest October through April for outdoor power equipment and February through June for agricultural equipment.

In the Fluid Power OEM segment, moderate seasonality is primarily driven by consumer demand and crop related seasonal activities. Production of construction equipment declines in the summer months followed by a resurgence of activity in the late fall, early winter and spring. Farm equipment production levels are driven by purchases prior to the relevant planting and harvesting seasons. The remaining markets served by the Fluid Power segment do not exhibit significant seasonal patterns.

Building Products

Sales to the construction industry slow down in November and December before the Thanksgiving, Christmas and New Year holiday season and are generally stronger in the spring and summer months, as are sales of fittings to the irrigation markets. Sales can also be affected regionally by severe weather. Heating product sales are more concentrated in the fall and cooling products in the spring.

Patents and Trademarks

Tomkins management believes that the Group’s operations are not dependent to any significant degree upon any single or series of related patents or licenses, or any single commercial or financial contract. Tomkins management also believes that the Group’s operations are also not dependent upon any single trademark or trade name, although trademarks and trade names are identified with a number of the Group’s products and services and are of importance in the sale and marketing of such products and services.

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

C. Organizational structure

Tomkins plc is the parent of a large number of subsidiaries that are organized into two principal business groups managed through a Corporate Center. See Exhibit 8.1 for a list of the Company’s significant subsidiaries, including name, country of incorporation and proportion of ownership.

D. Property, plants and equipment

Tomkins’ principal executive offices are located in London, England. The Group’s plants, warehouses and offices are located in various countries throughout the world, with a large number in North America. The Company and its subsidiaries own many of these properties in the United Kingdom and the United States. The Company and its subsidiaries continue to improve and replace properties when considered appropriate to meet the needs of its individual operations.

The net book value as of December 31, 2005 of the Group’s property, plant and equipment was $1,466.7 million, of which $98.5 million represented property, plant and equipment located in the United Kingdom, $729.0 million located in the United States and $160.4 million located in continental Europe, with the balance of $478.8 million in the rest of the world. Due to the diverse nature of the business, there is no individual fixed asset, the loss of which would have a material impact on the position of the Tomkins Group as a whole.

Item 5. Operating and Financial Review and Prospects

A. Operating results

General

Tomkins operations cover two principal business groups: (i) Industrial & Automotive and (ii) Building Products. Building Products is split into the two sub divisions of Air Systems Components and Other Building Products. For information on the contribution of each reporting unit to the Company’s net sales and operating income, see Item 4.B. “Business overview” and Note 7 of the consolidated financial statements.

The Company’s consolidated financial statements are prepared in accordance with US GAAP, however the business segment section of this item includes discussion of operating income, including share of income from associates and before restructuring initiatives for each of our business groups, based on financial information prepared under IFRS for the comparison of fiscal 2005 and fiscal 2004 and under UK GAAP for the comparison of fiscal 2004 and fiscal 2003. This measure is used by Tomkins chief decision makers to review segment profitability and as such, we believe that discussion of this measure is necessary to an understanding of the business. This is the measure of segment profit or loss disclosed in Note 7 to the consolidated financial statements under Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information”.

Note 7 to the consolidated financial statements includes a reconciliation and a discussion of the main differences between IFRS and US GAAP and UK GAAP and US GAAP that materially affect the financial results of the Company.

Overview (US GAAP)

The Company’s net sales, were $5,776.0 million in Fiscal 2005, $5,356.1 million in Fiscal 2004 and $4,847.4 in Fiscal 2003. Income for continuing operations before taxes, minority interest, equity in net income of associates and cumulative effect of change in accounting principle was $395.4 million in Fiscal 2005, $497.7 million in Fiscal 2004 and $426.0 million in Fiscal 2003.

A more detailed discussion of the Company’s operations by segment is set forth below.

Acquisitions & Disposals

Details of the acquisitions and disposals during Fiscal 2005, Fiscal 2004 and Fiscal 2003 are set forth in the “Principal acquisitions, disposals and capital expenditures” section of Item 4.A. “Information on the Company”.

Year ended December 31, 2005 (“Fiscal 2005”) compared with the year ended January 1, 2005 (“Fiscal 2004”)

This commentary compares the results for Fiscal 2005 with the results for Fiscal 2004.

Group (US GAAP)

Net sales were $5,776.0 million for Fiscal 2005, an increase of $419.9 million (7.8 percent) from sales of $5,356.1 million for fiscal 2004. Cost of sales increased from $3,806.4 million for Fiscal 2004, which was 71.1 percent of net sales, to $4,167.6 million for Fiscal 2005, which is 72.2 percent of net sales. Selling, general and administrative expenses increased by 4.4 percent to $1,084.4 million for Fiscal 2005 from $1,038.5 million for Fiscal 2004, representing 18.8 percent of net sales for Fiscal 2005 and 19.4 percent of net sales for Fiscal 2004.

SFAS 123R was adopted using the modified prospective method with an effective date of January 2, 2005, whereby the standard was applied prospectively to the unvested portion of awards that were outstanding as at January 1, 2005 and all awards granted, modified or settled on or after January 2, 2005. Prior to adopting SFAS123R, the Company accounted for share-based compensation using the intrinsic value method prescribed in APB 25 ‘Accounting for Stock Issued to Employees’. The financial statements for the year ended January 1, 2005 were not restated to reflect the adoption of SFAS 123R. The compensation expense in respect of share-based compensation plans recognized in income was $15.4 million for Fiscal 2005 compared with $4.3 million in Fiscal 2004.

Goodwill impairment tests were completed as of December 31, 2005, and January 1, 2005. There was no impairment in either period.

During Fiscal 2005 there were $39.0 million of restructuring costs charged to the consolidated income statement compared with $34.1 million in Fiscal 2004. During FY 2005, major restructuring projects included the closure of Stackpole’s PCD facility, the transfer of the manufacturing of the Wiper Systems facility in Pontypool to more cost competitive locations and the rationalization of production facilities at Air Systems Components. We have undertaken the various restructuring activities to streamline operations, consolidate and take advantage of available capacity and resources, and ultimately to achieve net cost reductions. Restructuring activities include efforts to integrate and rationalize the Company’s businesses and to relocate manufacturing operations to lower cost markets.

Operating income from continuing operations was $485.0 million for Fiscal 2005 compared with $477.1 million for Fiscal 2004. Overall the Company’s operating margin was 8.4 percent. This compared with 8.9 percent for Fiscal 2004.

The net interest expense for the period was $24.4 million compared with $23.4 million in Fiscal 2004. This consisted of interest expense on bank loans, overdrafts, bills discounted, capital lease interest and other loans, partially offset by bank interest income. Other (expense)/income was an expense of $65.2 million compared with an income of $44.0 million in Fiscal 2004.

A tax charge of $68.8 million (Fiscal 2004: $103.2 million) was recognized during the year. This was after the release of provisions for uncertain tax positions of $106.6 million, which arose as a result of the closure of a number of previously open tax years. The Group recognizes provisions in respect of uncertain tax positions whereby additional current tax may become payable in future periods following the audit by the tax authorities of previously filed tax returns. Provisions for uncertain tax positions are based upon management’s assessment of the likely outcome of issues associated with assumed permanent differences, interest that may be applied to temporary differences, the possible disallowance of tax credits and penalties and are classified as non-current liabilities.

Provisions for uncertain tax positions are reviewed regularly and are adjusted to reflect events such as the expiry of limitation periods for assessing tax, administrative guidance given by the tax authorities and court decisions. As at 31 December 2005, the Group recognized a provision for uncertain tax positions amounting to $162.9 million. It is possible that the final outcome of these matters may differ from management’s estimates.

Minority interest in net income was $16.4 million, compared with $15.2 million for Fiscal 2004. Note 2A to the consolidated financial statements has details of the minority interests in subsidiaries that were not ultimately wholly owned by the Company.

There was no profit and loss arising from discontinued operations in Fiscal 2005, compared with a loss of $13.5 million, net of tax, in Fiscal 2004. The Company incurred a gain on disposal of subsidiaries of $1.6 million in Fiscal 2005 compared to $11.0 million in Fiscal 2004.

In Fiscal 2005, dividends of $29.1 million compared with $28.5 million in Fiscal 2004 were payable to convertible cumulative preference shareholders. The Company’s net income attributable to common shareholders for Fiscal 2005 was $283.9 million, a decrease of 18.7 percent from net income of $349.2 million for Fiscal 2004.

The following paragraphs discuss the results by segment (see table in Item 4.B. “Business Overview”).

Industrial & Automotive (IFRS)

Analysis of movements from Fiscal 2004 to Fiscal 2005:	Sales (1)		Operating income (2)
	$ million	Change	$ million	Change
Fiscal 2004	3,984.3		470.4
Exchange rate effect	64.6		7.5
Disposals	(50.8)		7.4

	3,998.1		485.3
2005 acquisitions	128.7		17.8
Underlying change	46.6	1.2%	(40.5)	(8.3)%

Fiscal 2005	4,173.4		462.6

(1)	Prepared under IFRS
(2)	Prepared under IFRS, including share of income from associates and before restructuring costs

In the Industrial & Automotive business group, net sales and operating income including income from associates and before restructuring initiatives for Fiscal 2005 were up by 4.7 percent and down by 1.5 percent respectively compared to Fiscal 2004. After adjusting for the effect of exchange, acquisitions and disposals, underlying net sales and operating income including income from associates and before restructuring initiatives increased by 1.2 percent and decreased by 8.3 percent respectively. The growth in sales was mainly due to increased volumes.

The lower automotive production volumes in the North American automotive original equipment (“OE”) market generally, and particularly at General Motors and Ford, had an impact on sales volumes and margins. The group also had to contend with the delay in the TREAD Act that pushed back a significant number of Remote Tyre Pressure Monitoring System (“RTPMS”) orders until the second half of 2006, and in the third quarter of the year the two hurricanes in the gulf coast region of the United States temporarily disrupted the supply chain and caused a spike in raw material prices.

The Industrial & Automotive group completed two acquisitions in 2005 (L.E. Technologies and EMB), with the Mectrol business being acquired at the end of 2004. In total, the annualized revenue added by the businesses is around $160 million. The acquisitions have all been integrated into their respective businesses.

In 2005, automotive OE represented 21.1 percent of our global sales (2004: 25.1 percent) and North American automotive OE represented 12.0 percent of global sales (2004: 14.4 percent).

Power Transmission (Net sales: Fiscal 2005 $1,761.0 million; Fiscal 2004 $1,668.1 million)

Power Transmission sales grew by 1.3 percent and operating income fell by 9.7 percent on an underlying basis. There was good underlying growth in industrial markets and automotive aftermarket, offsetting the lower automotive OE volumes. The Mectrol industrial belt business made a strong contribution during 2005 and is targeting a number of new applications for its products in markets such as food processing and print and paper processing.

Automotive original equipment sales were impacted throughout 2005 by production cuts, especially at General Motors and Ford. The business is taking action to address this, and in the year won new business orders in Asia of around $30.0 million with Hyundai, Toyota and SAIC, and new business orders in Europe of around $22.0 million with Renault/Nissan, PSA/Peugeot, VW and Fiat. The business continued to expand in China, with sales ahead by 17.2 percent, and secured an award from Chery Automotive for ‘Excellent Technical Co-operation’.

Automotive aftermarket sales were ahead by 4.3 percent, with particular strength in Europe where sales were ahead by 13.2 percent. The business in Europe benefited from the launch of the new Micro-V® XF belt and, in North America, Power Transmission won a key contract to supply tensioners to CARQUEST. The business continues to look at expansion opportunities in high-growth markets such as Russia and the Middle East, and during the year won a “Supplier of the year award” in Russia from AD International, a large Pan European organization, for the quality of its order fulfillment.

At Stackpole, the profitability of the business suffered from the lower automotive OE production volumes. We took action during the year to contain costs and implement profit protection plans and, in February 2006, announced the closure of the Pump Components Division (“PCD”) facility. These actions are expected to improve the operational efficiency of the business in 2006. An increase in volumes on new platforms, as the OEMs move to six-speed transmission, should also drive an improvement in performance.

Fluid Power (Net sales: Fiscal 2005 $650.0 million; Fiscal 2004 $591.0 million)

The Fluid Power business performed strongly in 2005, with sales ahead by 10.6 percent. In North America, the business capitalized on the strength in industrial production with the result that sales of both hydraulic OE and industrial aftermarket products were significantly ahead. Sales of automotive aftermarket were also strong in the fourth quarter of 2005. The balance of the sales growth was provided by good contributions from Europe and India, where a new facility was opened at Faridabad. The EMB business that was acquired in July 2005 has been integrated and made a good contribution in the second half of the year. The development of new products continued and the Quick-Lok™ family of products was introduced at the start of the year. This product has been well received by customers, with several new contracts awarded for 2006 and 2007. The new Customer Solutions Centre in Denver was opened in the second quarter of 2005.

Fluid Systems (Net sales: Fiscal 2005 $418.1 million; Fiscal 2004 $416.3 million)

The performance of the Fluid Systems business was in line with 2004, but was impacted by the delay in the TREAD Act and lower automotive OE volumes. At the start of the year, Schrader Electronics had expected a significant ramp-up in volumes of RTPMS due to the requirements of the TREAD Act. The ramp-up has been delayed and is now expected to start in the second half of 2006.The management at Schrader Electronics took swift action during the year to limit the impact on profit from the reduced volumes and was also successful in winning several new contracts for its snap-in sensor technology to supply General Motors, DaimlerChrysler, PSA/Peugeot, Subaru and Nissan.

The Stant operation showed good year-on-year performance as sales of new valve products rose and a spike in demand for locking fuel caps occurred in the final quarter of 2005. The balance of the Fluid Systems business was held back by lower automotive OE volumes.

Fluid Systems opened two new facilities in 2005. Stant commenced production at a plant in Karvina, Czech Republic and Schrader-Bridgeport completed a 36,000 square feet valve-manufacturing facility in Suzhou, China. There were significant start-up costs incurred during the year as production levels picked up and extra capacity was added to the plants.

Wiper Systems (Net sales: Fiscal 2005 $424.9 million; Fiscal 2004 $463.1 million)

2005 was a difficult year for the Wiper Systems business. Sales volumes were lower, impacted by the challenging OE environment, the failure of MG Rover in Europe and a strategic decision to exit some of the less profitable contracts with the OEMs. Profitability was impacted by the losses at the Wipers facility in Pontypool, Wales, and the decision was announced in November 2005 to cease production at this facility.

In contrast, the aftermarket side of the business performed well, particularly in the second half of 2005, and now represents 42.0 percent of the business (2004: 29.2 percent). Aftermarket growth was driven by strong demand for the Innovision™ beam blade that was launched at the end of 2004. This product won a gold award at the APEX Global Design Awards and production was more than doubled during 2005. Extra capacity is being added in 2006 to meet demand and there will also be further new product introductions in the aftermarket. In the fourth quarter of 2005, production commenced at the Wipers facility in Suzhou, China. This facility is a key part of Trico’s Asian strategy for both the aftermarket and the OEM business, and has already won a number of awards to supply this market, including a $1.1 million contract with DaimlerChrysler.

Other industrial & automotive (Net sales: Fiscal 2005 $919.4million; Fiscal 2004 $845.8 million)

Sales and operating income in 2005 were significantly ahead of Fiscal 2004. Dexter recovered from lower volumes in the first quarter of the year to deliver a strong performance assisted by Federal Emergency Management Agency (“FEMA”) sales in the final quarter of the year. The acquisition of the L.E. Technologies business in March 2005 added to the product offering.

The Dearborn Mid-West business performed well and has a strong order backlog for 2006. Ideal and Plews were both impacted by higher raw material costs for brass and PVC that have been difficult to pass on to customers. The Ideal business opened its Suzhou plant in China in the third quarter of 2005.

Building Products (IFRS)

Analysis of movements from Fiscal 2004 to Fiscal 2005:	Sales (1)		Operating income (2)
	$ million	Change	$ million	Change
Fiscal 2004	1,445.6		128.3
Exchange rate effect	—		0.3
Disposals	(25.8)		0.5

	1,419.8		129.1
Acquisitions	58.1		5.6
Underlying change	126.7	8.9%	8.0	6.2%

Fiscal 2005	1,604.6		142.7

(1)	Prepared under IFRS
(2)	Prepared under IFRS, including share of income from associates and before restructuring initiatives

During 2005, sales in Building Products increased by 11 percent to $1,604.6 million (2004: $1,445.6 million) and operating income, including income from associates and before restructuring initiatives was ahead by 11.2 percent at $142.7 million (2004: $128.3 million). After adjusting sales for acquisitions and disposals there was an underlying increase of 8.9%, which is explained below. This was achieved through good contributions from the acquisitions, price increases made to offset higher material costs, successful new product introductions, and the continued strength in the residential housing market. The operating margin in the Building Products group remained at 8.9 percent.

Air Systems Components (Net sales: Fiscal 2005 $881.3 million; Fiscal 2004 $772.3 million)

Sales were up by 14.1 percent on 2004. Of the total increase of $109.0 million, $58.1 million arose from acquisitions and of the remaining increase of $50.9 million (6.6 percent), 83 percent was due to volume and 17 percent was due to price increases. The Hart & Cooley business capitalized on the continued strength in the United States residential housing market and, in January 2005, acquired Milcor. This business has now been fully integrated and made a strong contribution to sales and profit. It has presented opportunities for cross-selling of products with Hart & Cooley and of sourcing low-cost materials from its China manufacturing operation.

Despite the slow non-residential market, the order intake level remained healthy and benefited from both new product introductions and new customer wins. In the third quarter, Ruskin successfully completed the acquisition of NRG Industries Inc. and is integrating this business.

There were a number of plant rationalizations during the year, with the closure of the Tabor City and Englewood facilities and the transfer of production to other facilities in the business. Ruskin commenced production at its new facility in Monterrey, Mexico. Operating margins in 2005 were impacted by costs associated with the plant rationalizations, although the reduced cost base should see improved margin performance in 2006.

Other Building Products (Net sales: Fiscal 2005 $723.3 million; Fiscal 2004 $673.3 million)

A strong performance in the second half of 2005 resulted in full-year sales ahead by 7.4 percent compared to 2004. The total increase of $50 million was after a reduction of $25.8 million due to disposals. The remaining underlying increase of $75.8 million (11.7 percent) is due to a combination of volume and price variances. Lasco Bathware achieved strong sales growth and double-digit operating margins before restructuring initiatives, driven by the record level of housing starts in the United States residential market and the successful launch of several new products, such as the ‘Contours™’ range of luxury whirlpools and showers.

Lasco Fittings achieved year-on-year improvements in sales and profit, with higher volumes from new product introductions and market share gains. New product sales accounted for over 30 percent of the growth in sales in 2005. The business experienced significant pricing pressure in 2005 from the increased cost of PVC, but was able to implement a series of price increases.

The Philips doors and windows business had a good fourth quarter and full-year sales were ahead compared to 2004. The operating margin in the business was impacted by a bad-debt write-off of $1.9 million in the first quarter of the year.

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

Goodwill impairment tests were completed as of January 1, 2005 and January 3, 2004. There was no impairment at January 1, 2005, whilst there was an impairment of $12.5 million at January 3, 2004, which arose from the erosion of value of companies within the Lasco division of the Building Products group due to a downturn in trading.

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

A loss of $13.5 million arose from discontinued operations, net of tax, in Fiscal 2004, compared with $109.5 million in Fiscal 2003. The Company incurred a gain on disposal of subsidiaries of $11.0 million in Fiscal 2004 compared to $49.6 million in Fiscal 2003.

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

The following paragraphs discuss the results by segment (see table in Item 4.B. “Business Overview”).

Industrial & Automotive (UK GAAP)

Analysis of movements from Fiscal 2003 to Fiscal 2004:	Sales (1)		Operating income (2)
	$ million	Change	$ million	Change
Fiscal 2003	3,612.9		373.4
Exchange rate effect	105.5		7.1
Disposals	(51.3)		(5.7)
2003 acquisitions(3)	103.5		8.9

	3,770.6		383.7
2004 acquisitions	2.0		—
Underlying change	211.7	5.6%	42.4	11.1%

Fiscal 2004	3,984.3		426.1

(1)	Prepared under UK GAAP
(2)	Prepared under UK GAAP, including share of income from associates and before restructuring costs and goodwill amortization
(3)	Adjustment to bring acquisitions made in 2003 to a comparable basis

In the Industrial & Automotive business group, net sales and operating income, including income from associates and before restructuring initiatives and goodwill amortization for Fiscal 2004 were up by 10.3 percent and 14.1 percent respectively compared to Fiscal 2003. After adjusting for the effect of exchange and acquisitions and disposals, underlying net sales and operating income including income from associates and before restructuring costs and goodwill amortization increased by 5.6% percent and 11.1% percent respectively. The majority of the growth in sales was due to increased volumes.

On a global basis the group’s automotive original equipment (“OE”) sales were up by 2.3 percent and industrial OE sales rose by an impressive 12.7 percent. All regions performed well with sales up year-on-year. Aftermarket sales were up 5.3 percent on a global basis, with automotive replacement up by 1.9 percent despite some weakness in North America. Industrial replacement was ahead by 11.5 percent, driven by strong demand from North America in particular. Aftermarket sales in Asia were particularly strong, up 33.3 percent year-on-year.

The net impact of increases in raw material costs absorbed by the Industrial & Automotive business group amounted to around $20.3 million for the year. Savings from lean manufacturing totaled $35.8 million in 2004.

Power Transmission (Net sales: Fiscal 2004 $1,668.1 million; Fiscal 2003 $1,451.9 million)

Power Transmission sales grew by 2.9 percent and operating income by 5.6 percent on an underlying basis. All areas contributed to the increase with the exception of North America, which was down 2.5 percent, impacted by lower OE demand. Asia performed strongly with sales up by 17.8 percent. Europe was ahead by 3.7 percent, driven in particular by good automotive OE demand.

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

Stackpole’s sales declined 5.0 percent in 2004, impacted by declining production volumes at one of its key customers, resulting in lower margins. However, significant business, amounting to C$98 million ($78.0 million), was awarded during the year. This new business mainly relates to the 2006 to 2008 production years. Near-booked business ended the year at C$102 million ($84.7 million) while new product development activity continued to progress in an impressive way. New programs under development at the year-end totaled C$124 million ($103.1 million).

The construction of the two new Stackpole facilities in Canada and the extension of a third site progressed well and production has now started at all sites. The full volume launch at the Carrier Systems facility occurred in March 2005. The Powder Metal group was ready to launch 46 new part numbers on 18 different platforms in 2005.

Fluid Power (Net sales: Fiscal 2004 $591.0 million; Fiscal 2003 $501.1 million)

Fluid Power’s underlying sales were up 16.1 percent, driven by robust global demand especially in the construction and agricultural equipment markets.

All regions outperformed last year, with strong sales and operating profit growth coming from North America and Europe as well as significant operational improvement in Europe. Global sales to industrial OEMs were up 24.8 percent although fluid power sales to automotive OEMs were lower by 1.2 percent. The new Technical Center in Denver (CO) was completed at the end of the year. New product development initiatives progressed with the Quick-Lok™ family of products gaining success in the industrial OE marketplace.

In July 2003, we announced the phased exit from the European automotive curved hose business. During 2004 we completed the closure of the St Just facility and the sale of the business in Nevers.

Wiper Systems (Net sales: Fiscal 2004 $463.1 million; Fiscal 2003 $463.3 million)

2004 was a disappointing year for the Wiper Systems business, with sales declining 2.4 percent on the back of a tough OE environment and lower aftermarket demand. Rising input costs also affected profitability. While Trico was successful in increasing prices in the aftermarket, the automotive OEMs continued to reject steel-related price increases from the supply base. Aftermarket demand started to improve in December of 2004 and showed continued strength into January 2005. Our new Beam Blade was successfully launched at an industry show. It was selected as one of the twelve best new products in the show and is doing very well in the market place.

Trico’s Asian strategy, for both the aftermarket and OEM business, continues to take shape. A production location in Suzhou, China was selected and plans for the construction of a 70,000 square feet facility were put into progress. Initial production was scheduled in the fourth quarter of 2005.

Fluid Systems (Net sales: Fiscal 2004 $416.3 million; Fiscal 2003 $361.7 million)

Fluid Systems had a very successful year, with underlying sales and operating income exceeding the previous year by 10.4 percent and 14.9 percent respectively. A strong operating profit performance was achieved by Stant, Schrader Electronics and Schrader France. This was slightly offset by weaker results at Schrader Brazil and Standard-Thomson.

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

Schrader-Bridgeport’s 36,000 square feet valve-manufacturing facility in China was completed in January 2005. The start-up of the new Stant plant in Karvina, Czech Republic, has also progressed well. Production commenced at the end of the first quarter 2005. The development activity for Stant’s new Carbon Canister advanced, with the product being newly engineered for two new platforms in 2005.

Other industrial & automotive (Net sales: Fiscal 2004 $845.8million; Fiscal 2003 $834.9 million)

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

We disposed of two businesses in the Material Handling group. Mayfran was sold in June 2004 and we completed the disposal of Unified Industries on 2 January 2005. The remaining material handling business, Dearborn Mid-West, saw a pick-up in demand, especially from automotive programs and finished the year with a healthy order book.

Building Products (UK GAAP)

Analysis of movements from Fiscal 2003 to Fiscal 2004:	Sales (1)		Operating income (2)
	$ million	Change	$ million	Change
Fiscal 2003	1,398.4		108.4
Exchange rate effect	7.1		—
Disposals	(39.3)		0.4

	1,366.2		108.8
Underlying change	79.4	5.8%	15.9	14.6%

Fiscal 2004	1,445.6		124.7

(1)	Prepared under UK GAAP
(2)	Prepared under UK GAAP, including share of income from associates and before restructuring costs and goodwill amortization

In the Building Products business group, net sales and operating income, including income from associates and before restructuring initiatives and goodwill amortization for fiscal 2004 were up 3.4 percent and 15.0 percent respectively compared to fiscal 2003. After adjusting for disposals and the effect of movements in exchange rates there was an underlying increase of 5.8 percent, which is explained below.

Air Systems Components (Net sales: Fiscal 2004 $772.3 million; Fiscal 2003 $730.3 million)

Of the underlying change in sales, a $5.3 million decrease was due to there being less production days in Fiscal 2004 than in Fiscal 2003 and a decrease of $1.5 million resulted from plant closures. Of the remaining increase of $45.5 million, 47% was due to volume and 53% was due to price increases.

Air Systems Components performed strongly in 2004 with sales and operating income including income from associates and before restructuring costs and goodwill amortization, up by 5.8 percent and 24.9 percent, respectively, compared to Fiscal 2003. The non-residential construction market saw the first signs of a recovery with square footage built in the US slightly ahead of the prior year, with sales growing by 3.7 percent on 2003. Our sales to the residential construction market rose by 8.4 percent, supported by strong demand.

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

In January 2005, we completed the acquisition of Milcor Inc. This company is a multi-brand manufacturer of building and roofing products, selling to the US residential and commercial construction markets. Milcor’s annual sales are approximately $47 million. It will be integrated into our residential business, Hart & Cooley.

Business efficiency measures continued, with Hart & Cooley completing the closure of its Monessen (PA) facility and transferring production of duct accessories to Huntsville (AL). Savings generated from lean manufacturing amounted to $8.4 million in 2004.

The net impact of rising raw material costs amounted to approximately $7.7 million for the year.

Other Building Products (Net sales: Fiscal 2004 $673.3 million; Fiscal 2003 $668.1 million)

The Other Building Products group’s sales and operating income including income from associates and before restructuring costs and goodwill amortization, increased by 0.8 percent and decreased by 16.0 percent, respectively, compared to Fiscal 2003.

Of the underlying change in sales, a $1.6 million decrease was due to there being fewer production days in Fiscal 2004 than in Fiscal 2003 and a decrease of $6.3 million resulted from plant closures. Of the remaining increase of $48.8 million, 74.3% was due to volume and 25.7% was due to price increases

The net impact of raw material price increases on the business group, in particular steel and oil-based chemical derivatives, was approximately $6.1million for the year. Savings from lean manufacturing, which aims to make the manufacturing process more efficient, totaled $2.1 million in 2004.

Lasco Bathware saw its volumes increasing by 7.6 percent as its new Home Depot contract commenced at the half-year. New product development activities continued to gain momentum. The acrylic modular shower, incorporating a body shower, steam unit and seat, that was introduced at the Kitchen and Bath Show was launched formally at the Builders’ Show in January 2005. Lasco’s efforts to grow acrylic sales continued to show results with acrylic sales for the year increasing by around 15 percent.

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

Philips saw continued development of its share of the residential doors and windows market, with sales to this market up 5.1 percent.

Effect of Inflation

We do not believe that inflation has had a material effect on the Company’s financial condition or results of operations during Fiscal 2005, Fiscal 2004 or Fiscal 2003.

Effect of Foreign Currency

For further discussion see Item 11, “Quantitative and Qualitative Disclosures about Market Risk”, Item 5, “Operating and Financial Review and Prospects” and Note 15 of Notes to the consolidated financial statements.

Critical accounting estimates

Details of the Group’s significant accounting policies are set out in the Company’s consolidated financial statements in the Financial Statements section. When applying the Group’s accounting polices, management must make assumptions and estimates concerning the future that affect the carrying amounts of assets and liabilities at the balance sheet date, the disclosure of contingencies that existed at the balance sheet date and the amounts of revenue and expenses recognized during the accounting period. Management makes these assumptions and estimates based on factors such as historical experience, the observance of trends in the industries in which the Group operates and information available from the Group’s customers and other outside sources. Due to the inherent uncertainty involved in making assumptions and estimates, actual outcomes could differ from those assumptions and estimates. An analysis of the key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of the Group’s assets and liabilities within the next financial year is provided below. Our significant accounting policies are more fully described in the notes to the consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

Pension and Other Post retirement Benefits

Post-retirement benefits comprise pension benefits provided to employees throughout the world and other benefits, mainly healthcare, provided to certain employees in North America. The plans are structured to accord with local conditions and practices in each country and include defined contribution and defined benefit plans.

The Company accounts for its post-retirement benefit plans in accordance with SFAS 87, “Employers’ Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Post-retirement Benefits other than Pensions”. The principle underlying these accounting standards is that the cost of providing these benefits is recognized in income on a smoothed basis over the service lives of the participating employees.

For defined contribution plans, the cost of providing the benefits represents the Group’s contributions to the plans and is recognized in income in the period in which the contributions fall due.

For defined benefit plans, the cost of providing the benefits is determined based on actuarial valuations of each of the plans that are carried out annually by independent qualified actuaries at a date not more than three months before Company’s fiscal year end. Plan assets (if any) are measured at a market-related value that smoothes the effect of short-term market fluctuations in asset values. Benefit obligations are measured using the projected unit credit method.

It is estimated that a 0.50 percent decrease in the expected rate of return on plan assets would have had the following impact.

	UK Plans	US Plans	Rest of World Plans
Percentage reduction in plan assets	7.7 percent	6.3 percent	7.1 percent

It is estimated that a 0.50 percent decrease in the discount rate would have had the following impact on the projected benefit obligation and on the components of expense that are affected by a discount rate change.

	UK Plans	US Plans	Rest of World Plans
Projected benefit obligation	8.3 percent increase	5.1 percent increase	6.2 percent increase
Service cost	17.1 percent increase	8.0 percent increase	8.9 percent increase
Interest cost	2.4 percent decrease	4.2 percent decrease	4.3 percent decrease
Gain/loss amortization	73.4 percent increase	18.1 percent increase	16.7 percent increase

The net periodic cost comprises the service cost, the interest cost, the expected return on plan assets (if any), and the amortization of the prior service cost, the actuarial gain or loss and any unrecognized obligation or asset that existed on initial application by the Company of SFAS 87 and SFAS 106. The service cost represents the present value of benefits attributed to services rendered by employees during the period. The interest cost represents the increase in the projected benefit obligation (which is the present value of accrued benefits including assumed future salary increases) due to the passage of time. The discount rate used reflects the rates available on high-quality fixed-income debt instruments at the date of the plan valuation. Prior service costs resulting from plan amendments are recognized on a straight-line basis over the remaining service lives of participating employees.

Actuarial gains and losses represent differences between the expected and actual returns on the plan assets, gains and losses on the plan liabilities and the effect of changes in actuarial assumptions. The Company uses the so-called “corridor approach” whereby to the extent that actuarial gains and losses exceed 10 percent of the greater of the market related value of the plan assets and the projected benefit obligation at the beginning of the fiscal year, they are amortized to income over the average remaining service lives of participating employees.

Gains and losses on settlements and curtailments are generally recognized in income in the period in which the curtailment or settlement occurs in accordance with SFAS 88 “Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.”

An additional liability is recognized to the extent that the accumulated benefit obligation (the present value of accrued benefits without allowance for future salary increases) exceeds the fair value of the plan assets. Where an additional minimum liability is recognized, an intangible asset is recognized up to the amount of any unrecognized prior service cost and any unrecognized transition obligation. Any amount not recognized as an intangible asset is reported in other comprehensive income.

Impairment and disposal of Long-Lived Assets

(i) Long lived assets other than goodwill

Long-lived assets to be held and used, including intangible assets, are reviewed for impairment when events or circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The carrying value of a long-lived asset or asset group is considered to be impaired when the undiscounted expected future cash flows from the asset or asset group are less than its carrying amount. In that event, an impairment loss is recognized to the extent that the carrying amount of the asset or asset group exceeds its fair value. Fair value is determined based on quoted market prices, where available, or is estimated as the present value of the expected future cash flows from the asset or asset group discounted at a rate commensurate with the risk involved.

(ii) Goodwill

At the time of the business combination to which it relates, goodwill is allocated to one or more reporting units. Goodwill is tested at least annually for impairment. Firstly, to identify potential impairment of the goodwill, the fair value of the reporting unit to which the goodwill is allocated is compared with its carrying amount. Fair value is determined based on quoted market prices, where available, or is estimated as the present value of the expected future cash flows from the reporting unit discounted at a rate commensurate with the risk involved. Secondly, if the carrying amount of the reporting unit, including the goodwill, exceeds its fair value, the goodwill is tested for impairment based on its implied fair value. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over the fair value of its identifiable assets, liabilities and contingent liabilities at the date of the impairment test. An impairment loss is recognized if and to the extent that the carrying amount of the goodwill exceeds its implied fair value.

Environmental Commitments

Provision is made for the estimated cost of known environmental remediation obligations in relation to the Group’s current and former manufacturing facilities. Cost estimates include the expenditure expected to be incurred in the initial remediation effort and, where appropriate, in the long-term monitoring of the relevant sites. For each remediation project management monitors the costs incurred to date against expected total costs to complete, and operates procedures to identify possible remediation obligations that are presently unknown. As at 31 December 2005, the provision for environmental remediation costs amounted to $10.6 million. Further provision may be necessary within the next financial year if actual remediation costs exceed expected costs, new remediation obligations are identified or there are changes in the circumstances determining the Group’s legal or constructive remediation obligations.

Product warranties

Provision is made for warranty claims on various products depending on specific market expectations and the type of product. These estimates are established using historical information on the nature, frequency and average cost of warranty claims. Management believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates requiring adjustments to the reserve. As of December 31, 2005 and January 1, 2005, the Group’s product warranty liability recorded in other accrued liabilities was $10.7 million and $10.8 million respectively.

Inventory

Inventories are stated at the lower of cost or market, with due allowance for any excess, obsolete or slow moving items based on management’s review of on-hand inventories compared to historical and estimated future sales and usage profiles.

Cost represents the expenditure incurred in bringing inventories to their existing location and condition, which may include the cost of raw materials, direct labor costs, other direct costs and related production overheads. Cost is generally determined on a first in, first out (“FIFO”) basis, but the cost of certain inventories is determined on a last in, first out (“LIFO”) basis. As at December 31, 2005, inventories whose cost was determined on a LIFO basis represented 35 percent (January 1, 2005: 37 percent) of the total carrying amount of inventories. As at December 31, 2005, the replacement cost of inventories whose cost was determined on a LIFO basis exceeded their carrying values by $8.5 million (January 1, 2005: $1.6 million).

Tax

Current tax is the amount of tax payable or recoverable in respect of the taxable profit or loss for the period. Taxable profit differs from accounting profit because it excludes items of income or expense recognized for accounting purposes that are either not taxable or deductible for tax purposes or are taxable or deductible in other periods. Current tax is calculated using tax rates that have been enacted at the balance sheet date.

The Company recognizes provisions in respect of uncertain tax positions whereby additional current tax may become payable in future periods following the audit by the tax authorities of previously filed tax returns. Provisions for uncertain tax positions are based upon management’s assessment of the likely outcome of issues associated with assumed permanent differences, interest that may be applied to temporary differences, the possible disallowance of tax credits and penalties and are classified as current liabilities. Provisions for uncertain tax positions are reviewed regularly and are adjusted to reflect events such as the expiry of limitation periods for assessing tax, administrative guidance given by the tax authorities and court decisions.

Deferred tax is tax expected to be payable or recoverable on differences between the carrying amount of an asset or a liability and its tax base used in the computation of taxable profit. Deferred tax is accounted for using the liability method, whereby deferred tax assets and liabilities are generally recognized for all temporary differences based on enacted tax rates. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax asset will not be realized.

Deferred tax is provided on temporary differences arising on investments in foreign subsidiaries, except where the Company intends, and is able, to reinvest such amounts indefinitely.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

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

Share based payments

Share-based compensation is provided to employees under the Company’s share option, bonus and other share award schemes. The Company adopted SFAS 123R “Share-Based Payment” using the modified prospective method with an effective date of January 2, 2005, whereby the standard was applied prospectively to the unvested portion of awards that were outstanding as at January 1, 2005 and all awards granted, modified or settled on or after January 2, 2005.

Accordingly, the compensation expense recognized in Fiscal 2005 was based on the fair value of the unvested awards, where appropriate measured using an option-pricing model. For equity-settled awards, the fair value is determined at the date of grant and is not subsequently re-measured unless the conditions on which the award was granted are modified. For cash-settled awards, the fair value is determined at the date of grant and is re-measured at each balance sheet date until the liability is settled. Generally, the compensation expense is recognized on a straight-line basis over the vesting period. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or non-market performance conditions.

Prior to adopting SFAS 123R, the Company accounted for stock based compensation in accordance with APB 25 “Accounting for Stock Issued to Employees”, whereby the compensation expense was based on the intrinsic value of the unvested awards determined at the measurement date. The measurement date was the first date on which both the number of shares that were subject to the award and the option or purchase price, if any, was known. Adjustments for forfeitures were made to the compensation expense in the period in which they occurred.

The Company’s financial statements for Fiscal 2004 and Fiscal 2003 have not been restated to reflect the adoption of SFAS123R.

Financial Instruments

The Company uses derivative financial instruments, principally foreign currency swaps, forward foreign currency contracts and interest rate swaps, to reduce its exposure to exchange rate and interest rate movements. The Company does not hold or issue derivatives for speculative or trading purposes. All financial instruments are independently valued.

Derivative financial instruments are recognized as assets and liabilities measured at their fair values at the balance sheet date. Changes in their fair values are recognized in income and this is likely to cause volatility in situations where the carrying amount of the hedged item is either not adjusted to reflect fair value changes arising from the hedged risk or is so adjusted but that adjustment is not recognized in income. Provided the conditions specified by SFAS133 “Accounting for Derivative Instruments and Hedging Activities” are met, hedge accounting may be used to mitigate this volatility.

Prior to Fiscal 2005, the Company chose not to adopt the hedge accounting provisions of SFAS 133. During Fiscal 2005, management reviewed its policy towards hedge accounting and decided to use hedge accounting in certain circumstances. With effect from Fiscal 2005, the Company does not generally apply hedge accounting to transactional foreign currency hedging relationships, such as hedges of forecast or committed transactions. It does, however, apply hedge accounting to translational foreign currency hedging relationships and to hedges of its interest rate exposures where it is permissible to do so under SFAS133. When hedge accounting is used, the relevant hedging relationships are classified as a fair value hedge, a cash flow hedge or, in the case of a hedge of the Company’s net investment in a foreign operation, a net investment hedge.

Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability is adjusted by the increase or decrease in its fair value attributable to the hedged risk and the resulting gain or loss is recognized in income where, to the extent that the hedge is effective, it offsets the change in the fair value of the hedging instrument.

Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent the hedge is effective, changes in the fair value of the hedging instrument are recognized in other comprehensive income rather than in income. Accumulated gains and losses recognized in other comprehensive income in relation to a cash flow hedge are reclassified to income in the same period or periods during which the hedged transaction affects income. Accumulated gains and losses recognized in other comprehensive income in relation to a net investment hedge are reclassified to income in the event of the disposal of the foreign operation.

Derivative financial instruments are classified as current assets or liabilities unless they qualify for hedge accounting under SFAS133 and the hedged item is classified as a non-current asset or liability.

Derivatives embedded in non-derivative host contracts are recognized separately as derivative financial instruments when their risks and characteristics are not closely related to those of the host contract and the host contract is not stated at its fair value with changes in its fair value recognized in the income statement.

Recently Issued Accounting Standards

(a) Accounting pronouncements adopted during the year

SFAS 123R “Share-Based Payment”

Share based compensation is provided to employees under the Company’s share option, bonus and other share award plans, whereby the participating employees receive rights over shares in Tomkins plc. In previous periods, the Company accounted for these plans in accordance with APB 25 “Accounting for Stock Issued to Employees”, which required that the compensation cost was measured on the basis of the intrinsic value of the awards at the grant date.

In December 2004, the FASB issued SFAS 123R “Share-Based Payment” which requires companies to measure the cost of share based compensation plans on the basis of the fair value of the awards. SFAS 123R supersedes APB 25.

Under SFAS 123R, the fair value of equity-settled awards is determined at the date of grant and is not subsequently re-measured unless the conditions on which the award was granted are modified. For cash-settled awards, the fair value is determined at the date of grant and is re-measured at each balance sheet date until the liability is settled. Generally, the compensation cost is recognized on a straight-line basis over the vesting period. Adjustments are made to reflect actual and expected forfeitures during the vesting period due to failure to satisfy service conditions or non-market performance conditions.

The Company adopted SFAS 123R using the modified prospective method with an effective date of January 2, 2005, whereby SFAS 123R has been applied prospectively to the unvested portion of awards that were outstanding as of January 1, 2005 and all awards granted, modified or settled on or after January 2, 2005. The financial impact of adopting SFAS 123R is discussed in Note 18.

(b) New accounting pronouncements not yet adopted

SFAS 154 “Accounting changes and error corrections”

In May 2005, the FASB issued SFAS 154 “Accounting Changes and Error Corrections” which requires retrospective application to the financial statements of prior periods to reflect changes in accounting principles and redefines the term “restatement” as the revising of previously issued financial statements to reflect the correction of an error.

Under retrospective application, the new accounting principle is applied as at the beginning of the first period presented as if that principle had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as at the beginning of the first period presented and the offsetting adjustments are recorded to opening retained earnings. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material effect on its consolidated financial position, results of operations or cash flows.

B. Liquidity and capital resources

Treasury responsibilities and philosophy

The primary responsibilities of the central treasury function are to procure the Group’s capital resources, maintain an efficient capital structure, and management of the Group’s liquidity, foreign exchange, interest rate, insurance and pensions risks on a Group-wide basis.

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

Details of corporate bonds and EMTN program

The Group operates a Euro Medium Term Note (“EMTN”) Programme. The initial bond under the programme in December 2001 was for £150 million with a ten-year maturity and was issued at a coupon of 8 percent.

In September 2003, a further £250 million bond with a twelve-year maturity at a coupon of 6.125 percent was issued. The proceeds of this bond issue were used to finance the early redemption of the convertible cumulative preference shares, which took place in August 2003

Credit rating

In December 2001, long-term credit ratings with Moody’s and Standard & Poor’s were established. The ratings have remained unchanged since this date at Baa2 and BBB respectively. They cover the EMTN Programme and £250 million bond issued by Tomkins Finance plc, a directly owned subsidiary of Tomkins plc that carries out all of the Group’s central treasury activities, together with our £150 million bond issued by Tomkins plc. The Group also has a short-term rating of P-2 with Moody’s. It is management’s aim is to manage the Group’s capital structure to preserve these ratings.

Committed bank borrowing facilities mainly comprise a multi-currency revolving credit facility of £400 million, the maturity of which was extended in August 2005, from February 2009 to August 2010.

Borrowing facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. The Group policy is to reduce financing risk by diversifying funding sources and by staggering the maturity of borrowings.

Net debt

At December 31, 2005 and January 1, 2005 total debt was $970.2 million and $834.8 million respectively. Net debt, a non-GAAP measure defined as total debt less cash, cash equivalents and restricted cash, at such dates was $564.6 million and $469.4 million. The breakdown of total debt and a reconciliation of total debt to net debt at carrying value is provided in the table below.

	December 31, 2005 $ million	January 1, 2005 $ million
Unsecured loans
Bank overdrafts	17.9	12.5
Bank loans	243.3	11.9
Unsecured loan notes	0.5	0.6
Other unsecured loans	706.2	768.2

	967.9	793.2

Secured loans
Bank loans	5.3	5.4

	973.2	798.6

Capital leases	21.2	23.2
Derivative financial instruments hedging translational exposures	(24.2)	13.0

Total debt	970.2	834.8
Less cash, cash equivalents and restricted cash	(405.6)	(365.4)

Net debt	564.6	469.4

Management believes net debt provides useful information regarding the level of our indebtedness by reflecting the amount of indebtedness assuming cash and investments are used to repay debt.

Levels of borrowings and seasonality

During 2005, gross and net borrowings (excluding the impact of IFRS adjustments and convertible cumulative preference shares) increased marginally, with gross debt of $970.2 million and net debt of $564.6 million on 31 December 2005 (2004: $834.8 million and $469.4 million respectively). The higher level of gross debt relative to net debt at the end of the year arose principally as a result of the payment of dividends from various subsidiaries to Group companies located in the United States, under the Internal Revenue Code Section 965. The peak level of net debt during the year was $699.9 million. Expenditure on acquisitions of $183.9 million less disposal receipts of $53.2 million contributed to an overall increase in net debt of $57.1 million. As the majority of the Group’s debt is denominated in US dollars, reported net debt also increased by $51.0 million as a result of the strengthening of the US dollar during the period.

The Group operates in a wide range of markets and geographic locations and as a result the seasonality of our borrowing requirements is low. Underlying cyclicality before capital expenditure is driven principally by the timing of our ordinary and convertible cumulative preference dividends and interest payments.

	Committed $ million	Uncommitted $ million	Total $ million
Available borrowing facilities	1,398.7	401.9	1,800.6
Cash drawings	(912.3)	(63.9)	(976.2)
Bonds, standby letters of credit, bank guarantees	—	(130.3)	(130.3)

Total headroom			694.1
Less uncommitted facilities			(401.9)

Committed headroom			292.2

Cash balances			405.6

Funding requirements for investment commitments and authorizations

At December 31, 2005, the Group had surplus cash balances in excess of the operational needs of our businesses. Accordingly, the Group’s present policy is to fund new investments, firstly from existing cash resources and then from borrowings sourced centrally by Tomkins Finance plc. It is the Group’s intention to maintain surplus un-drawn borrowing facilities sufficient to enable the credit ratings to be maintained and to enable the Group to manage its liquidity through the operating and investment cycle. A regular dialogue is maintained with the rating agencies, and the potential impact on the credit rating is taken into consideration when making capital allocation decisions.

Current versus prospective liquidity

At December 31, 2005, the committed 2010 £400 million multi-currency revolving credit facility was drawn by $205.8 million. The Group had a further $419.6 million of other, mainly uncommitted, credit facilities and finance leases, of which $63.9 million was drawn for cash and $130.3 million was utilized through the issuance of bank guarantees and standby letters of credit. Total headroom under the facilities was $694.1 million in addition to cash balances of $405.6 million. If all of the Group’s uncommitted credit facilities were to have become unavailable, total committed borrowing headroom would have been $292.2 million, in addition to cash balances.

It is the Group’s policy to retain sufficient liquidity throughout the capital expenditure cycle to maintain our financial flexibility and to preserve our investment grade credit rating.

Maximizing returns on cash balances

The Group’s central treasury function is responsible for maximizing the return on surplus cash balances within liquidity and counterparty credit constraints imposed by the Tomkins Board-approved liquid funds policy. This is done, where practical, by controlling directly all surplus cash balances and pooling arrangements on an ongoing basis and by reviewing the efficiency of all other cash balances across the Group on a weekly basis. At December 31, 2005, $282.6 million of cash was under the direct control of Group treasury.

The Group’s weighted average cost of debt at December 31, 2005 was 6.5 percent (2004: 6.5 percent).

The net interest charge for the year to December 31, 2005 of $24.4 million was $1.0 million higher than the charge for the previous year.

At December 31, 2005, the Group’s total cash and investments were $405.6 million. Of this amount, $241.7 million was invested in short-term deposits by the treasury department, $12.9 million of cash was held in the Group’s captive insurance company, Tomkins Insurance Limited, $57.0 million of cash was held in the Group’s Asian Unitta companies and $93.2 million of cash was held in centrally controlled pooling arrangements and with local operating companies. $367.1 million of the cash was interest earning. The Group’s policy is to apply funds from one part of the Group to meet the obligations of another part wherever possible, to ensure maximum efficiency of the Group’s funds. No material restrictions apply that limit the application of this policy.

Cash flow and net debt

Management does not anticipate any material long-term deterioration in our overall liquidity position in the foreseeable future.

Financial commitments

At December 31, 2005, the Group had $130.3 million of bank and insurance company issued bonds, guarantees and standby letters of credit in issue. These were issued primarily in favor of insurance companies to cover potential workers’ compensation claims in the United States in the course of normal business, in addition to other contractual counterparties for operational purposes. Annual operating lease rentals were $37.6 million in 2005 (2004: $39.3 million).

Borrowing covenants

The Group is subject to covenants, representations and warranties commonly associated with investment grade borrowings on the committed 2010 £400 million multi-currency revolving credit facility, the £150 million 2011 bond and the £250 million 2015 bond.

The Group is subject to two financial covenants under the committed 2010 £400 million multi-currency revolving credit facility. The ratio of net debt to consolidated EBITDA must not exceed 2.5 times and the ratio of consolidated profit from operations to consolidated net interest charge must not be less than 3.0 times. Throughout 2005, the Group has operated comfortably within these limits. These financial covenants are calculated by applying UK GAAP frozen as at December 31, 2002.

C. Research and development, patents and licenses, etc.

Applied research and development is important to the Group’s manufacturing businesses. The Group maintains development centers in Japan, Europe and the United States. Businesses within the Group are encouraged to review their products regularly and to develop them in accordance with perceived market trends. The Group’s measured expenditure on research and development was $85.5 million in 2005 (2004: $93.7 million, 2003: $95.6 million) of which $0.7 million was capitalized (2004: $nil, 2003: $nil).

D. Trend information

With around 24 percent of the Company’s profits derived from outside the United States, any changes in the value of the US dollar against other currencies is likely to effect reported earnings in US dollars.

Overall, the outlook for our markets in 2006 remains positive. The global automotive aftermarket (21.3 percent of Group sales in 2005) showed steady growth and in 2006 we expect the markets in North America and Europe to grow in line with GDP. Global automotive original equipment production in 2005 (21.1 percent of Group sales) increased by 3.9 percent compared to the prior year according to CSM Auto, with a total of 62.2 million light vehicles manufactured. In 2006, CSM is forecasting production to increase by 3.5 percent with production flat in North America, lower by 1.5 percent in Western Europe and ahead by 3.9 percent Japan and Korea and by 8.7 percent in South America. In the emerging markets, including China production is forecast to grow by 11.6 percent in 2006.

The industrial original equipment market showed good year-on-year growth in 2005 and represented 16.3 percent of Group sales. Total industrial production as measured by the US Federal Reserve was 2.9 percent higher and capacity utilization was 1.3 percent higher when compared to 2004. The market is expected to show continuing modest growth in 2006. The industrial replacement market (11.1 percent of Group sales) performed strongly in 2005. Distributors experienced strong end-market demand due to the strength in US industrial activity. Predictions are that this market will remain strong in 2006.

The US residential construction market (12.0 percent of Group sales) recorded another year of strong growth in 2005. The US Census Bureau recorded residential building permits on a year-to-date basis of 2.1 million, an increase of 3.4 percent on 2004, and housing starts grew by 5.6 percent. The National Association of House Builders is forecasting the market to be down around 6.5 percent at 1.93 million in 2006, but this remains a strong market by historical standards. The non-residential construction market (12.7 percent of Group sales) finished the year flat to 2004 according to the Dodge construction report. Dodge is forecasting an increase of 4.0 percent in 2006.

The remaining 5.5 percent of Group sales relate to other varied markets, including recreational vehicles and manufactured housing.

See also Item 5 “Operating and Financial Review and Prospects - Operating Results” and in Item 4. “Information on the Company”.

E. Off balance sheet arrangements

The Company does not believe that it has any material off balance sheet arrangements.

F. Tabular disclosure of contractual obligations

Contractual obligations and commercial commitments

The Company’s consolidated contractual obligations and commercial commitments are summarized below. The following table includes aggregate information about the Company’s contractual obligations as of December 31, 2005 and the periods in which payments are due. Amounts in respect of operating leases and purchase obligations are items that the Company is obligated to pay in the future, but they are not required to be included on the consolidated balance sheet. The table does not include any potential obligations that may arise in respect of the Company’s pension schemes. The Company expects to contribute approximately $69 million to its pension plans during fiscal 2006.

Contractual obligations	Total $ million	Less than 1 year $ million	1-3 years $ million	4-5 years $ million	After 5 years $ million
Debt(1)	973.2	69.7	—	205.5	698.0
Capital lease obligations	28.6	4.6	7.7	5.3	11.0
Operating lease obligations	213.7	35.7	54.9	41.9	81.2
Purchase obligations(2)	122.4	109.7	12.7	—	—

Total	1,337.9	219.7	75.3	252.7	790.2

(1)	Substantially all of contractual debt obligations are made up of bonds issued under The Euro Medium Term Note Program. The initial bond issued under the program in December 2001 was for £150 million with a ten-year maturity and was issued at a coupon of 8 percent. In September 2003 we issued a further £250 million bond with a twelve-year maturity at a coupon of 6.125 percent.
(2)	Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding on the company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the appropriate timing of the transaction.

G. Safe Harbor

See special note regarding forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The directors and executive officers of Tomkins plc as of April 24, 2006 are as follows:

	Age as of April 24, 2006	Detail
Executive directors

J. Nicol	52	Chief Executive Officer

K. Lever	52	Chief Financial Officer

Non-executive directors

D.B. Newlands	59	Non-executive Chairman

N.N. Broadhurst	64	Non-executive director

R.D. Gillingwater	49	Non-executive director

J.M.J. Keenan	69	Non-executive director

K.J. Minton	69	Non-executive director

Sir Brian Pitman	74	Non-executive director

D.H. Richardson	54	Non-executive director

D.D.S. Robertson	56	Non-executive director

M.F. Wallach	63	Non-executive director

Executive officers

R. Bell	57	President - The Gates Rubber Company

D.J. Carroll	49	Executive Vice President

W.M. Jones	56	President – Dexter Axle Company

T.J. O’Halloran	58	President - Air Systems Components Division

G.S. Pappayliou	52	General Counsel

N.C. Porter	54	Company Secretary

M.T. Swain	52	Executive Vice President – Human Resources

J.W. Zimmerman	43	Vice President – Corporate Development

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

K. Lever was appointed Chief Financial Officer on November 1, 1999. He is a non-executive director of iSOFT Group plc. He is a Chartered Accountant and a member of the ICAEW Financial Reporting Committee and Chairman of the Hundred Group Financial Reporting Committee. He has held executive directorships at Albright and Wilson plc, Alfred McAlpine PLC and Corton Beach plc and was a partner at Arthur Andersen.

Non-executive directors

D.B. Newlands was appointed a non-executive director of the Company in August 1999, and became Chairman in June 2000. He is non-executive Chairman of KESA Electricals plc, PayPoint plc and a director of a number of other companies. He was formerly finance director of The General Electric Company p.l.c. and Chairman of Britax International plc.

N.N. Broadhurst was appointed a non-executive director of the Company in December 2000. He is currently Chairman of Chloride Group PLC and Freightliner Limited. He is also Deputy Chairman of Cattles plc and a non-executive director of Old Mutual plc and United Utilities PLC. He was Group Finance Director of Railtrack PLC from 1994 to 2000.

R.D. Gillingwater was appointed to the Board in December 2005. He is currently Head of Shareholder Executive, the body responsible for the UK Government’s shareholdings in major publicly-owned UK businesses. He previously held a number of senior investment banking positions with CSFB, BZW and Kleinwort Benson after qualifying as a solicitor with Lovell White Durrant.

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

Sir Brian Pitman was appointed a non-executive director of the Company in June 2000. He is also a non-executive director of the Carphone Warehouse Group PLC, Singapore Airlines Limited, Virgin Atlantic Airways Limited and ITV plc, and is a senior adviser to Morgan Stanley. He retired in April 2001 from Lloyds TSB Group plc where he was Chief Executive for 13 years and Chairman for four years. He was also non-executive Chairman of Next Group plc from 1998 until May 2002.

D.H. Richardson Appointed to the Board in March 2006. He is currently a non-executive director of Serco Group plc, Dairy Crest Group plc, Forth Ports PLC and De Vere Group Plc. He held a number of senior financial management and strategic planning positions in Whitbread PLC from 1983 to 2005 becoming Group Finance Director in 2001. Prior to his time at Whitbread, he had worked for ICL plc and Touche Ross & Co. (now Deloitte & Touche LLP).

D.D.S. Robertson was appointed to the Board in December 2005. He is currently a non-executive Director of Forth Ports PLC, Henderson TR Pacific Investment Trust plc and International Power plc. He was Group Chief Executive of Wates Group Limited between 2000 and 2004, having previously spent 25 years with BP in a number of senior positions. He was the Senior Independent Director at WS Atkins plc from 2000 to 2005.

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

W.M. Jones joined the Tomkins Group with the acquisition of Philips Industries in 1990. Having spent 10 years with General Motors he joined Philips Industries in 1979 becoming President – Dexter Axle Company in 1985. He has had executive responsibility for both Dexter Axle Company and Philips Products Inc. since 1996 and has also recently taken on responsibility for Lasco Fittings.

T.J. O’Halloran was appointed President – Air Systems Components Division in 1999. He has had eighteen years experience with Tomkins in the ASC group, including his present role as President of Air Systems Components Limited Partners and responsibility as President of Ruskin.

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

Board changes

R.D. Gillingwater and D.D.S. Robertson were appointed as non-executive directors on 20 December 2005 and D.H. Richardson was appointed as a non-executive director on 1 March 2006. Following the substantial reduction in the interests of the Gates family in the Company on 9 March 2006, Mr Marshall Wallach will resign from the Board with effect from 1 May 2006. N.N. Broadhurst and K.J. Minton will retire as non-executive directors at the conclusion of the Annual General Meeting on 22 May 2006.

M.T Swain has announced his retirement effective June 30, 2006.

Executive officer changes

All of the above were executive officers throughout Fiscal 2005.

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

B. Compensation

Remuneration Committee

This section to shareholders sets out the membership of the Remuneration Committee and the names of the advisers who provided services to the Committee during the year to December 31, 2005. The policies that have been followed by the Remuneration Committee during the year in determining the elements of executive remuneration are also set out, together with the policies and principles to be followed by the Committee over the next two years.

The Board keeps under review the terms of reference for the Remuneration Committee, which are based on current best practice contained in the model terms of reference set out in the Guidance Note produced by the Institute of Chartered Secretaries and Administrators. The principal responsibility of the Committee is to determine the framework or broad policy for the Company’s executive remuneration and the remuneration of the Chairman of the Board, for approval by the Board. The remuneration of non-executive Directors is a matter for the Board itself. The terms of reference of the Remuneration Committee can be found in the corporate governance area on the Company’s website, www.tomkins.co.uk. In addition, the Company takes full account of the guidelines published by the Association of British Insurers and the National Association of Pension Funds.

Details of the emoluments, bonuses, benefits-in-kind, incentive arrangements (including share options and other long-term incentives), pensions and service contracts applicable to each Director who served during the year to December 31, 2005 are given in this report, which will be put to the vote of shareholders at the forthcoming Annual General Meeting.

Membership of the Remuneration Committee and Advisers

The Remuneration Committee is made up exclusively of non-executive Directors whom the Board determined to be independent, as each was found to be free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of their independent judgment. Messrs. Minton, Broadhurst and Keenan served on the Committee throughout the year and Richard Gillingwater was appointed to the Committee on 20 December 2005. The members of the Remuneration Committee at December 31, 2005 were:

                    K J Minton (Chairman)

                    N N Broadhurst

                    R D Gillingwater

                    J M J Keenan

There were no other changes to the membership of the Committee during the year.

The Committee consults with the Chairman of the Board and the Chief Executive Officer concerning matters of executive remuneration. The Committee also received advice from external advisers, PA Consulting Group, concerning a Company share plan. PA Consulting Group also provided consulting services during the year in respect of business process in Tomkins. Mercer Human Resource Consulting provided pension advice in respect of executive Directors and senior executives and provided professional services in the area of pension scheme advice. Other than those consulting services mentioned above, PA Consulting Group and Mercer Human Resources had no connections with the Company.

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

Annual remuneration for executives

The Board recognizes that one of its key objectives is to grow the value of the business for the benefit of shareholders and that such growth is strongly related, amongst other things, to the degree of entrepreneurial spirit in the Group. In order to create the necessary entrepreneurial impetus within an organization, compensation arrangements are required which are similar to those that an owner of a business would seek. This has led to the adoption of a remuneration policy under which the levels of total remuneration are set in order to attract, retain and motivate executives. Remuneration is provided through a combination of base salaries at median level or below and annual bonuses that have a direct and proportionate link to total value created for shareholders. This provides the incentive for executives to act like owners of the business. The Remuneration Committee and the Board believe that this more closely aligns the interests of shareholders and management whereby executives only receive substantial rewards when they have created high value in the business.

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

Non-executive Directors’ fees and Chairman’s remuneration

The executive members of the Board review the fees of non-executive Directors, who play no part in determining their own remuneration. The Chairman’s remuneration is determined by the Remuneration Committee (in the absence of the Chairman) and is approved by the Board. The review of non-executive Directors’ fees and the Chairman’s remuneration takes place every two years.

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

Long-term incentives and share options

The Company has operated a number of share-based long-term incentive schemes in the past but, following a review of executive remuneration, the Remuneration Committee and Board expect the number of plans and schemes to reduce over time as they lapse and are not renewed or replaced. As reported last year, the Remuneration Committee and the Board had decided not to continue with an executive share option scheme beyond May 9, 2005, the date on which the Company’s Executive Share Option Schemes lapsed. Following further consideration, the Board has decided to seek shareholder approval at the forthcoming Annual General Meeting of the introduction of a new share scheme, The Tomkins 2006 Performance Share Plan, a summary of which is set out below.

The Company’s new employee savings related share option scheme, the Tomkins 2005 Sharesave Scheme, which applies to all UK employees, was approved by shareholders at the Annual General Meeting in May 2005.

Retirement benefits

The Company’s retirement benefit plan was closed to new members in April 2002 and, since that time, the Company’s policy has been that new employees, including executive Directors and senior executives, will receive a payment from the Company to enable them to make contributions to retirement benefit schemes of their choice on behalf of themselves and their dependants. No change to this policy is expected over the next two years. The normal retirement age of the executive Directors is 60.

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

Total shareholder return (December 2000 to December 2005)

The index classifications changed on 3 January 2006 and with effect from that date Tomkins is included in General Industrials.

Basic salary, fees, bonuses and benefits in kind for the year ended December 31, 2005

									Total emoluments (excluding retirement benefits) (7)
Directors’ emoluments	Basic salary/fees $000	Bonus cash(1) $000	Bonus shares(1) $000	Bonus deferred shares(2) $000	Benefits- in-kind(3) $000	Long-term incentive plans $000		Pension contribution $000	Year ended December 31, 2005 $000	Year ended January 1, 2005 $000
Chairman
D B Newlands(4)	327	—	—	—	—	—		—	327	329

Executive Directors
J Nicol	1,500	1,527	381	763	172	7,613	(5)	563	12,519	5,338
K Lever	752	719	180	359	16	—		271	2,297	1,939

Non-executive Directors
N N Broadhurst(4)	118	—	—	—	—	—		—	118	119
R D Gillingwater(6)	—	—	—	—	—	—		—	—	—
J M J Keenan(4)	105	—	—	—	—	—		—	105	106
K J Minton(4)	145	—	—	—	—	—		—	145	152
Sir Brian Pitman(4)	82	—	—	—	—	—		—	82	82
D D S Robertson	3	—	—	—	—	—		—	3	—
M F Wallach(4)	100	—	—	—	—	—		—	100	100

	3,132	2,246	561	1,122	188	7,613		834	15,696	8,165

(1)	Details of bonus payments in accordance with the Annual Bonus Incentive Plan are given on page 37.
(2)	Deferred shares are held under the Annual Bonus Incentive Plan.
(3)	Benefits-in-kind include medical cover, life assurance and other benefits in accordance with their service contract or letter of appointment. (Benefits-in-kind for James Nicol for the year to December 31, 2005 additionally included a buy-out bonus payment, a relocation allowance of $42,000 per month for a period of three years which ended on February 18, 2005 and company car and related costs.)
(4)	On July 18, 2005, 2,000 shares were purchased for each of the non-executive Directors at a market price of 272.81 pence per share. The cost of these shares formed part of their remuneration.
(5)	3,045,684 shares were awarded under the Deferred matching Share Purchase Plan on February 11, 2002, being part of the incentive package to attract James Nicol to the Company. 1,469,980 shares vested on February 18, 2005 and the remainder were forfeited. Under the terms of his contract, Mr Nicol elected to receive a cash payment of $7.6 million (subject to statutory deductions) in lieu of shares. (See “Deferred matching Share Purchase Plan” below for more details.)
(6)	Richard Gillingwater, in accordance with Cabinet Office guidelines, has waived his fees.
(7)	See section 6 “Retirement benefits” on page 38 for more details.

During the year no Director exercised any options and accordingly no gains or losses were made on exercise (year to January 1, 2005 – £nil).

Chairman’s remuneration

Having taken into consideration comparative remuneration data, the contribution made by the Chairman to the Company’s affairs, the time he devotes to the Company’s business, and the extra responsibilities placed upon him arising from the changes in corporate governance requirements in the UK and the US, the Remuneration Committee recommended to the Board that his remuneration should be increased from $318,000 to $336,000 plus 2,000 Tomkins plc shares per annum, with effect from January 1, 2006. These recommendations were approved by the Board.

Non-executive Directors’ fees

The executive members of the Board reviewed the fees paid to non-executive Directors and noted that the basic fee paid to non-executive Directors of $73,000 plus 2,000 Tomkins plc shares per annum was last reviewed in November 2003. Having taken into consideration comparative remuneration data, the contribution made by individual non-executive Directors to the Company’s affairs, the time they devote to the Company’s business, and the extra responsibilities placed upon them arising from the changes in corporate governance requirements in the UK and the US, the executive Directors concluded that the basic annual fee should be increased to $76,000 plus 2,000 Tomkins plc shares per annum commencing January 1, 2006. No changes to the level of Committee fees were made.

The following table shows emoluments paid or payable to all directors and all executive officers of Tomkins plc as a group for the year ended December 31, 2005.

Year ended December 31, 2005
$000
Salaries and fees	6,444
Bonus cash	4,877
Benefits-in-kind	292
Social security contributions	1,870
Bonus shares	1,207
Bonus deferred shares	2,415

Total emoluments excluding pension contributions	17,105
Pension contributions	1,776
Long-term incentive plans	7,613
Notional gains on the exercise of share options	31

26,525

Annual Bonus Incentive Plan

The executive Directors and senior executives participate in the Company’s Annual Bonus Incentive Plan (the “Plan”). Each participant in the Plan receives a percentage of “bonusable profit” of the business for which he or she has responsibility. Bonusable profit is based on operating profit less a charge for tax, certain exceptional items, and a charge for invested capital, and is based upon IFRS. The objective of the Plan is to reward the senior executives for increasing the overall value created in the business, based on the margin of the after-tax return on invested capital in excess of the weighted average cost of capital. Accordingly, bonusable profit may increase at a faster rate than operating profit where the margin of the return over the cost of capital increases. This aligns the interests of management and shareholders. In arriving at bonusable profit, adjustments may be made for operating exceptional items relating to strategic manufacturing initiatives to match the costs of the strategic manufacturing initiatives to the benefits over a period of up to three years. With the approval of the Remuneration Committee, adjustments are also made for non-operating exceptional items. The charge for taxation reflects the ongoing charge for tax excluding any benefit from exceptional adjustments to tax provisions. The charge for invested capital is based on applying the estimated weighted average cost of capital to the average invested capital in the Group. The estimated weighted average cost of capital takes into account the capital structure of the Group and the costs associated with each element of capital. The method of calculation has been agreed by the Remuneration Committee and is subject to review each year. The invested capital is based on the book value of assets in the Group excluding goodwill relating to acquisitions made prior to December 30, 1999. The cost of capital used in the calculation of bonusable profit for the year under review was 7.7 percent.

The Remuneration Committee carries out a detailed review of the computations involved and ensures that the rules are applied consistently. Furthermore, the independent auditor is asked to perform agreed-upon procedures on behalf of the Remuneration Committee on the calculations which underlie the computation of the bonusable profit. The incentive bonus of the executive Directors is based on a percentage of the bonusable profit of the Group which, for the year ended December 31, 2005, was $224.6 million (January 1, 2005 – $202.7 million). James Nicol received the sum of $2.7 million (January 1, 2005 – $2.4 million) and Ken Lever received the sum of $1.3 million (January 1, 2005 – $0.9 million). Ken Lever’s percentage of bonusable profit increased during the year in accordance with the levels approved by the Remuneration Committee at the time the Plan was introduced. Although there is no limit to the bonusable profit on which bonuses are calculated, inordinate growth in bonusable profit in any one year is unlikely to arise due to the nature of the Group’s business.

The bonus awards are payable to the senior participants, including executive Directors, as to four-sevenths in cash, one-seventh in bonus shares and two-sevenths in deferred shares. The bonus awards payable to the remaining participants are as to three-quarters in cash, one-twelfth in bonus shares and one sixth in deferred shares. The bonus is paid at the end of June, September and December based on 75 percent of the bonus earned to the end of the previous quarter, with the balance of the full entitlement to the bonus for the calendar year paid at the end of March following the calendar year-end.

Bonus shares are restricted and vest only after a period of three years after the initial bonus award. Dividends are paid on the bonus shares. Deferred shares are awarded at the time of the initial bonus award but the vesting of the shares is conditional on continued employment with the Group for three years after the award. Dividends are not paid on the deferred shares until they have vested.

As a condition of continued participation in the Plan, senior participants, including executive Directors, are required to hold shares with a purchase cost equivalent to one year’s total after-tax remuneration including bonus, based on an average of the previous three years. Remaining participants are required to hold shares with a purchase cost equivalent to one half of one year’s total after-tax remuneration including bonus, based on an average of the previous three years. Increases in annual base salary of all participants, including executive Directors, are restricted to the equivalent rate of increase in the Retail Prices Index (in the UK) or equivalent index in the country in which a participant works. The restrictions on the increases in salary, together with the growth in bonus, assuming increases in bonusable profit, will result in the incentive pay element of remuneration increasing over time. The share awards will increase the investment each of the participants, including executive Directors, has in Tomkins plc shares.

The Tomkins 2006 Share Plan

Subject to the approval of shareholders at the 2006 Annual General Meeting, it is proposed to introduce the Tomkins 2006 Performance Share Plan (the “2006 Plan”), a long-term incentive plan. The purpose of the 2006 Plan is two-fold. First, to provide a share-based long-term incentive arrangement for senior executives which more closely aligns the interests of executives with shareholders. Secondly, the 2006 Plan is in substitution of the Company’s legal obligation to the Chief Executive to provide annual grants of options, which had previously been satisfied by the Tomkins Executive Share Option Scheme that lapsed in May 2005. The Remuneration Committee considered the alternatives and, with the agreement of the Chief Executive and the assistance of PA Consulting Group, over the past year devised a plan that achieves those aims. The 2006 Plan will only provide rewards if shareholders have seen value created over the preceding three years. The Remuneration Committee and Board believe that this creates a better alignment between executive reward and the creation of shareholder value than a standard executive share option scheme.

The 2006 Plan has four key features: (i) the performance baseline is established which is equal to the cost of equity and if the Total Shareholder Return (comprising dividends and increase in the share price) over three years does not exceed the cost of equity over the same three year period, no award of shares will be made; (ii) the award of shares will be proportional to the degree of performance over the baseline; (iii) there is a “cap” on the quantum of share awards; and (iv) subject to performance, awards will be made at the end of each three-year performance period.

Closed scheme

The Tomkins Share Matching Scheme (“SMS”)

Awards which had been made under a now expired scheme known as the Tomkins Restricted Share Plan and which had vested, were eligible for matching awards for the same number of shares under the SMS. Such awards could be for up to two conditional share matching awards vesting a further two years and four years respectively after the end of the original restricted period. The final commitment to grant an SMS award was made during the year and the SMS is therefore now closed for grant purposes. With shareholder approval, this share scheme was introduced in 1996 with no performance conditions attached and accordingly it does not comply with Schedule A of the Combined Code.

Details of the shares held under the SMS are set out in Section E. below. Directors’ current interest in Tomkins shares is also set out in Section E. and where appropriate, these include shares held through their participation in the SMS. The interests of the Directors in Tomkins ordinary shares held within the SMS that are yet to vest and yet to be included in Directors’ remuneration were as follows:

Director	Scheme or Plan	December 31 2005 Number	Awarded Number	Vested Number	January 1, 2005 Number	Vesting Period
K Lever	SMS	1,809	1,809	1,809	1,809	2007

The value of entitlements held under the SMS for current Directors at December 31, 2005 was $9,000 (January 1, 2005 – $9,000). 1,809 shares were awarded to Ken Lever on 29 December 2005 (in relation to the vesting of the SMS award made on 25 November 2003 in connection with the vesting of the RSP award made on 15 August 2000) with a market value of $9,000 when the market price per share was 290.00 pence per share. (No Director received an award in the year ended 1 January 2005.) No other Director received an award under the SMS during the year.

During the year 1,809 shares vested under the SMS at 289.02 pence per share, market value $9,000, in respect of Ken Lever. (No shares awarded to Directors vested under the SMS during the year ended 1 January 2005.) No other Director had shares vest under the SMS during the year.

At 31 December 2005, 3,618 shares were required to be retained by Ken Lever in order to allow the SMS award in the above table to vest in the relevant vesting period (1 January 2005 – 1,809 shares required to be retained by Ken Lever). No other current Director was required to retain shares in this respect at 31 December 2005.

Deferred Matching Share Purchase Plan

This was specifically and solely introduced for James Nicol as part of the incentive package to attract him to the Company. Under this Plan, 3,045,684 shares (“Matching Shares”) were awarded on 11 February 2002 following the purchase by James Nicol of 1,015,228 Tomkins plc shares. On 18 February 2005, the award vested in respect of 1,015,228 Matching Shares and of the remaining 2,030,456 Matching Shares, 454,752 vested and the balance lapsed. The number of shares which vested was calculated on the basis of the highest price of a Tomkins share sustained over a five-day period during the six-month period ended 18 February 2005 (285.25 pence), to the extent that, for every 1 penny that the share price increased over 197 pence, being the market price on 18 February 2002, up to a maximum of 591 pence, James Nicol was entitled to receive 5,153 shares. Under the terms of his contract, Mr Nicol elected to receive a cash payment of $7.6 million (subject to statutory deductions) in lieu of shares.

Retirement benefits

James Nicol and Ken Lever are not entitled to any retirement benefits defined in terms of final or average salary but they receive a payment at an annual rate of 37.5 percent of their basic salary to enable them to make contributions to retirement benefit schemes of their choice on behalf of themselves and their dependants. For the year ended 31 December 2005, this amounted to $562,000 (year to January 1, 2005 – $548,000) for James Nicol, and $270,000 (year to January 1, 2005 – $263,000) for Ken Lever. At the time he joined the Company, Ken Lever was given the option to elect at any time to become a member of the Tomkins Retirement Benefits Plan (the “RBP”) or any other replacement pension scheme nominated by the Company, but did not do so during the year ended 31 December 2005. The normal retirement age of the executive Directors is 60.

Service Contracts

A summary of the service contract or letter of appointment of each of the Directors is as follows:

James Nicol – Chief Executive Officer

The Company and James Nicol entered into a contract dated February 11, 2002 which set out the terms and conditions under which he joined the Company as Chief Executive Officer on February 18, 2002. The contract remains in force until terminated by either party giving notice of not less than twelve months.

Ken Lever – Finance Director

On November 1, 1999, Ken Lever and the Company entered into a Memorandum which set out the terms and conditions of employment under which Ken Lever joined the Company as Finance Director on that date. The terms of the Memorandum remain in force until terminated by either party giving notice of 51 weeks.

Non-executive Directors

None of the non-executive Directors has a service contract with the Company, their terms of engagement being set out in a letter of appointment. Ordinarily, non-executive Directors serve for a period of two years but, subject to agreement with the Board, a non-executive Director can be re-appointed for a further term of three years. The appointment of non-executive Directors may be terminated before the conclusion of their two-year term by, and at the discretion of, either party upon two weeks’ written notice. In the case of David Newlands, the appointment is for a term of three years and may be terminated at any time by either party serving written notice upon the other, such notice to take effect from the date of receipt thereof. None of the non-executive Directors is entitled to compensation for loss of office. The dates from which the respective letters of appointment are effective are as follows: Norman Broadhurst – December 11, 2004; Richard Gillingwater – December 20, 2005; Jack Keenan – November 1, 2005; Ken Minton – December 11, 2004; David Newlands – February 18, 2004; Sir Brian Pitman – June 30, 2004; David Richardson – March 1, 2006; Struan Robertson – December 20, 2005, and Marshall Wallach – August 1, 2005.

Payments made to and interests of former Directors

No payments were made to former Directors during the year (year ended January 1, 2005: payments to former Director Tony Reading of $268,000 (bonus), $146,000 (reimbursement in accordance with his termination agreement) and $3.9 million (exchange of unfunded pension benefits for a lump sum)).

Sums paid to third parties in respect of a Director’s services

No amounts are paid to third parties in respect of a Director’s services to the Company or any company within the Group.

Sums received by executive Directors from other external directorships

During the year, Ken Lever served as a non-executive Director on the Board of Vega Group plc from January 1, to September 8, 2005 (when he left the Board), for which he received non-executive directors’ fees of $37,000. On June 21, 2005, Mr Lever was appointed a non-executive Director of iSoft plc for which he received fees to December 31, 2005 of $56,000. In both cases Mr Lever retained the fees. James Nicol holds no external directorships.

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

The Board has delegated to the Chief Executive Officer responsibility for the day-to-day management of the Group subject to certain financial limits above which Board approval is required. The delegated authority includes such matters as operations, acquisitions and divestitures, investments, capital expenditure, borrowing facilities and foreign currency transactions.

The Board of Directors comprises a non-executive Chairman, eight additional non-executive Directors and two executive Directors who together, with their different ages, financial, commercial, technical and operational expertise and cultures, bring with them a wide range of experience to the Company.

The Board has determined that David Newlands, Norman Broadhurst, Richard Gillingwater, Jack Keenan, Ken Minton, Sir Brian Pitman, David Richardson and Struan Robertson are independent, as they are independent of the Company’s executive management and free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In December 2000, at the request of the Board, the non-executive Chairman, David Newlands, temporarily assumed certain executive responsibilities until the recruitment of James Nicol as Chief Executive in February 2002. It is the Board’s view that this short-term arrangement did not affect Mr Newlands’ independence. Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of their independent judgment. Marshall Wallach is the only non-executive Director deemed not to be independent as a result of his advisory capacity to the Gates family who are substantial preference shareholders in the Company.

Non-executive directors are normally appointed for a minimum period of two years, which is renewable by agreement with the Board. The terms and conditions of appointment of non-executive Directors are available for inspection at the Company’s registered office during normal business hours on weekdays and will also be available for inspection at the place of the Annual General Meeting from 15 minutes before the meeting until it ends. The Combined Code recommends the appointment of a senior independent non-executive Director and Sir Brian Pitman has served in this capacity during the year under review. The roles of non-executive

Directors are to scrutinize the performance of management in meeting agreed objectives, help develop proposals on strategy and monitor the reporting of performance, including satisfying themselves as to the integrity of financial information and that financial controls and systems of risk management put in place by the Company are robust and effective. They meet together from time to time in the absence of management and the Chairman normally presides over such meetings.

Directors receive a range of information about the Company upon appointment and, where appropriate, any training that is necessary for them to carry out their duties effectively. An induction programme is available which aims to provide an understanding of the Company as a whole, including its strategy, structure, geographical spread of operations, financial position, markets, products, technologies and people, as well as their legal responsibilities as a Director. The Directors have access to the advice and services of the Company Secretary whose removal may be effected only with the approval of the Board. There is an approved procedure by which all Directors can obtain independent professional advice at the Company’s expense in furtherance of their duties, if required; this procedure is reviewed periodically.

The Board ordinarily meets not less than five times a year, and will hold additional meetings when circumstances require. During the year to December 31, 2005, the Board met on five occasions, including a meeting held solely to consider and approve Group strategy. Between meetings, the Chairman and Chief Executive Officer update the non-executive Directors on current matters and there is frequent contact to progress the affairs of the Company. With the encouragement of the Chief Executive Officer, the non-executive Directors have regular contact with senior management through their presentations at Board meetings, at strategic reviews and on other occasions.

Attendance by each individual Director at Board and Committee meetings held during 2005 is set out in the table below.

Director	Board Meetings held	Meetings attended	Audit Committee Meetings held	Meetings attended	Remuneration Committee Meetings held	Meetings attended	Nomination Committee Meetings held	Meetings attended	Health, Safety and Environment Committee Meetings held	Meetings attended
David Newlands	5	5	N/A	N/A	N/A	N/A	3	3	N/A	N/A
Norman Broadhurst	5	5	5	5	2	2	3	3	N/A	N/A
Richard Gillingwater	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jack Keenan	5	5	5	4	2	2	3	3	N/A	N/A
Ken Lever	5	5	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Ken Minton	5	5	5	4	2	2	3	3	3	3
James Nicol	5	5	N/A	N/A	N/A	N/A	N/A	N/A	3	3
Sir Brian Pitman	5	5	N/A	N/A	N/A	N/A	3	3	N/A	N/A
David Richardson	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Struan Robertson	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Marshall Wallach	5	5	N/A	N/A	N/A	N/A	3	3	3	3

Notes:

(1)	N/A = Not applicable (where a Director is not a member of a Committee or was appointed after all meetings were held during the year).
(2)	During the year, other Directors have attended meetings of the Audit Committee, Remuneration Committee, Nomination Committee and Health, Safety and Environment Committee by invitation. These details are not included in the above table.
(3)	On the rare occasion where a Director cannot attend a meeting, he will normally, prior to the meeting, make his views on the agenda items known to the Chairman or, in respect of Committee meetings, to the chairman of the respective Committee.

The Board sets the standards and values of the Company and much of this has been embodied in the Company’s Code of Conduct and Ethics and Human Rights Policy which can be found on the Company’s website, www.tomkins.co.uk. The Code of Conduct and Ethics applies to all Directors, officers and employees, including the principal executive, financial and accounting officers, as required by section 406 of the US Sarbanes-Oxley Act of 2002, the related rules of the US Securities and Exchange Commission and the rules of the New York Stock Exchange. The Code contains provisions (in paragraph XVI) under which employees can report violations of company policy or any applicable law, rule or regulation, including those of the US Securities and Exchange Commission. US employees have the added protection of section 806 of the Sarbanes-Oxley Act of 2002, which prohibits the discrimination by a company or others against an employee where such violations are reported. The current procedure, which is set out in Tomkins’ Code of Conduct and Ethics, provides for information to be given anonymously or by named employees under conditions of confidentiality. Those employees who come forward and give their name are assured that they will receive the full protection of section 806 and no retaliation will take place. This is of particular importance since 57 percent of the Company’s employees are based in the US. Furthermore, the Company ensures that the principles are applied in other jurisdictions, subject to compliance with local employment and other laws.

Re-appointment of Directors

At the forthcoming Annual General Meeting of the Company and in accordance with the Company’s Articles of Association, Ken Minton and Ken Lever as the longest serving Directors, will retire from the Board and Ken Lever will seek re-appointment. Norman Broadhurst will retire from the Board at the conclusion of the Annual General Meeting and together with Ken Minton will not be seeking re-appointment. There are no circumstances relating to their retirement from the Board that they wish to draw to the attention of shareholders. Marshall Wallach will stand down from the Board with effect from May 1, 2006. Richard Gillingwater and Struan Robertson who were appointed by the Board on December 20, 2005 and David Richardson who was appointed by the Board on March 1, 2006 are required, in accordance with the Company’s Articles of Association, to seek re-appointment at the first Annual General Meeting following their appointment. Details of their terms of appointment can be found in the Remuneration Committee Report. Richard Gillingwater has many years’ broad business experience, including investment banking, and Struan Robertson has held a number of senior management positions in both the UK and overseas. David Richardson has substantial financial management and strategic planning experience over many years. The Board strongly supports the re-appointment of all Directors standing for re-appointment and recommends that shareholders vote in favor of their re-appointment.

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

The Chairman, David Newlands, is also Chairman of Kesa Electrical plc and PayPoint plc. Whilst these are important appointments, the Board of Tomkins believes that the Chairman continues to be able to carry out his duties and responsibilities effectively for the Company.

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

The principal Committees, their membership, a brief description of their terms of reference and their duties are as follows:

Audit Committee

N N Broadhurst (Chairman), R D Gillingwater, K J Minton, J M J Keenan, D H Richardson (appointed March 1, 2006).

Terms of reference

The Committee’s terms of reference, a copy of which can be found in the Corporate Governance area on the Company’s website, are reviewed from time to time and approved by the Board of Tomkins. They are based on the model terms of reference set out in the Guidance Note produced by the Institute of Chartered Secretaries and Administrators and take account of the requirements of the Sarbanes-Oxley Act of 2002 and the Guidance Notes set out in Sir Robert Smith’s Report published in January 2003.

The terms of reference cover membership and appointment, meetings (their frequency, quorum, attendees and minutes), duties and responsibilities covering external audit, internal audit, financial reporting, internal controls and risk management systems, whistleblowing, reporting responsibilities, authority (delegated by the Board) and a number of other matters.

Membership, appointment and experience

The Audit Committee comprises four independent non-executive Directors, three of whom have served on the Committee throughout the year and the fourth who was appointed in December. The members of the Committee are Norman Broadhurst, who was appointed to the Committee, as Chairman, in December 2000, Ken Minton, who was also appointed in December 2000, Jack Keenan, who was appointed in November 2001 and Richard Gillingwater who was appointed on December 20, 2005. No limitation on the term of office is specified for members of any of Tomkins’ Board Committees.

The Board has determined that all four members of the Audit Committee are independent for the purposes of the Combined Code and rule 10A.3(b)(1) under the US Securities Exchange Act of 1934 and section 303A of the New York Stock Exchange’s Listed Company Manual. The members have wide-ranging financial, commercial and management experience that they bring to the work of the Audit Committee.

The Chairman of the Committee, Norman Broadhurst, is a Chartered Accountant (FCA) and a Fellow of the Institute of Corporate Treasurers, having previously been group finance director of Railtrack PLC (1994 to 2000) and joint deputy chief executive and finance director of VSEL Consortium PLC (1990 to 1994). In accordance with section 407 of the Sarbanes-Oxley Act of 2002, the Board has determined that Norman Broadhurst is an “audit committee financial expert” as that term is defined under the rules of the US Securities and Exchange Commission, having significant, relevant and up-to-date UK and US financial and accounting knowledge and experience. Ken Minton has held a number of senior management positions having been Managing Director and then Chief Executive of Laporte PLC and Jack Keenan has held a number of senior management positions in international companies having been Chairman of Kraft International, Chief Executive of Guinness United Distillers and Vintners and an executive Director of Diageo plc. Richard Gillingwater is Head of Shareholder Executive (a body responsible for the Government’s shareholdings in major publicly-owned businesses) and has wide-ranging experience in investment banking of more than 20 years. All three have extensive financial experience.

Meetings

The Audit Committee meets at least four times a year and on other occasions when circumstances require. The quorum for a meeting of the Committee is two members. The Finance Director and representatives from the independent auditor and the internal auditor attend meetings under a standing invitation. The Chairman of the Board, Chief Executive Officer and other Directors are able to attend meetings of the Committee under the practice that any Director may attend any meeting of a Board Committee provided that they have no conflict of interest in respect of business to be discussed. It is usual practice for the Chief Executive Officer to attend meetings of the Audit Committee. Other finance and business risk executives attend meetings and the Company Secretary is Secretary to the Committee. The Committee Chairman reports regularly to the Board on its activities. Five meetings were held during the year and attendance is set out in the table on page 40.

Work of the Committee

The Committee has established an “agenda framework” which Tomkins believes is vital for maintaining an appropriate focus on the objectives of the Committee. The agenda sets out all of the operational duties and responsibilities outlined in the Committee’s terms of reference and is based on four regular meetings, in February, May, August and November, which coincide with the announcement of the quarterly results. The areas covered by the “agenda framework” are as follows:

1.	Corporate Governance, including the regular review of the Committee’s terms of reference and annual evaluation, regulatory issues, review of delegated authorities and review of auditor independence;

2.	Risk and Assurance Services (i.e. internal audit), including the review of the internal audit charter, update on internal audit reviews and future plans, and progress against its internal audit business plan;

3.	Confidential sessions with the Audit Committee, in the absence of Directors and Company executives;

4.	Financial Reporting, including current accounting and financial reporting matters and review of quarterly, interim and annual statements including earnings releases; and

5.	Independent Audit including audit plan and scope, review of audit fees, cost effectiveness, reports on interim and annual financial statements, status reports, management letters and the nature and extent of non-audit services.

The audit plan and scope sets out details of the areas to be covered and how the audit is to be conducted. The Chairman of the Audit Committee meets periodically with the independent auditor to discuss progress on the audit and the major points to arise, and has the opportunity to assess the effectiveness of the process. The Committee is also able to assess the effectiveness of the auditors and the process through reports made to the Committee by the independent auditor.

In addition to the items considered by the Committee under the “agenda framework”, during 2005 other important issues considered included regular reviews of the internal control systems and the statement to be made in the Directors’ Report and Accounts in respect of internal controls, Group risk profile, Group tax reports, updates on compliance with the Combined Code, review of tax services provided by the independent auditor, Form 20-F and update of IT systems. Confidential meetings with representatives of the independent audit and internal audit functions took place during the year in the absence of executives. Considerable time and emphasis continues to be placed by the Committee on compliance with section 404 of the Sarbanes-Oxley Act of 2002 and detailed progress reports were received by the Committee at each of its meetings, including an update of the Sarbanes-Oxley Project Risk Profile. This has been the focus of attention of the Risk and Assurance Services and internal audit function during the first half of the year. In the second half of the year, Risk and Assurance Services resources were transitioned towards internal audit reviews, with an appropriate amount of resources applied to Sarbanes-Oxley and internal audit responsibilities. The Audit Committee met earlier in the year to consider Tomkins’ transition to International GAAP reporting (adoption of International Financial Reporting Standards (“IFRS”)) and following detailed consideration by the Committee, consultation with the independent auditor and approval by the Board, the Company announced on April 22, 2005, the intended basis of preparation of financial statements under IFRS. The Company has published comparative information for 2004 originally presented in accordance with UK GAAP but restated in accordance with IFRS. The first results to be prepared on an IFRS basis were the Group’s results for the quarter ended April 2, 2005.

Risk and Assurance Services’ internal audit function is actively engaged in the business risk assessment processes in the Group’s businesses and also provides guidance and assistance in the development of risk mitigation plans. Each quarter, the Committee receives a summary of reviews of the business’s risk management processes; any significant related financial exposures are also highlighted. The risk assessment process and risk mitigation plans are an important part of the development of the business strategies. Business risks are considered at the quarterly reviews with the businesses, where all of the major strategic, operational, compliance and financial risks are discussed.

In determining its policy on the extent of non-audit services provided by the independent auditor, the Committee has taken account of the rules of the US Securities and Exchange Commission which regulate and, in certain circumstances, prohibit the provision of certain types of non-audit services by the independent auditors. Non-audit services are ordinarily put out to tender and require the approval of the Chairman of the Audit Committee. During the year, specific projects requiring tax services were the subject of a tender process and in a number of cases the work was not awarded to the firm of the independent auditors. In those cases where the work was awarded to the independent auditors it was concluded that the firm of the independent auditors was best placed to supply in a cost effective manner such tax services, due to the experience and qualifications of the individuals providing such services, the independent auditor’s knowledge of the Company and its tax affairs and that the best interests of the Company were served by engaging the firm of the independent auditors. By way of example, during 2005, the American Jobs Creation Act in the US enabled Tomkins to take advantage of a number of tax benefits. After a detailed review and, in some cases, a tender process, it was decided that Deloitte & Touche were the preferred firm to engage on a number of projects to ensure that Tomkins maximized the benefits available. This was largely due to the efficiencies arising from the knowledge Deloitte & Touche has of the Tomkins Group. The adoption of certain other rules by the Committee, including those relating to audit partner rotation, relevant ethical guidance issued by the professional bodies in the Consultative Committee of Accountancy Bodies (in particular that the external auditor should not audit its own firm’s work, make management decisions for the Company, create a mutuality of interest nor be put in the position of advocate for the Company), when taken together provide adequate protection of auditor independence. All fees proposed by the external auditor must be reported to the Audit Committee and approved by the Chairman of the Audit Committee. Details of audit fees for the year can be found on page 68 of the financial statements.

The Company’s practice, in accordance with the Companies Act 1985 and the Combined Code, in relation to the appointment and termination of the independent auditors, involves a recommendation from the Audit Committee to the Board, which will then make a recommendation to shareholders in general meeting. This differs from the procedure in the US, where the independent auditor is accountable to the Audit Committee, which has the authority to appoint or dismiss the independent auditor without reference to shareholders.

With the approval of the Board, the Committee has established guidelines for the recruitment of employees or former employees of the independent auditors. Tomkins will not engage, on a part-time or full-time basis, any person who is or was an employee of the Company’s independent auditors, where that person has worked on the Group’s audit either as a principal or partner at any time during a period of not less than three years prior to the proposed date of joining the Tomkins Group. In addition, though Tomkins may employ an employee of the Company’s independent auditors where such person has never worked on the Group’s audit either as a principal or partner, a period of not less than one year must elapse prior to the proposed date of that person joining the Company. Any former employee of the independent auditor who joined the Company before the independent auditors was appointed will remain unaffected.

A “whistleblowing” procedure has been established for the confidential and anonymous submission by employees of concerns regarding accounting, internal controls or auditing matters, in accordance with the requirements of section 301 of the Sarbanes-Oxley Act of 2002. Should a call be received on the dedicated telephone line, the Vice-President, Risk and Assurance Services would immediately report to the Chairman of the Audit Committee all concerns raised. A course of action is agreed and a report is prepared for review at the next meeting of the Audit Committee, including details of actions taken to deal with the matters raised. The Chairman of the Committee will report all cases of “whistleblowing” to the Committee and the Board. The Company’s Code of Conduct and Ethics includes the “whistleblowing” procedure. No reports were received by the Committee during the year.

Shareholders are given the opportunity at the Annual General Meeting to ask the Chairman of the Committee questions on this report and any other related matter.

Remuneration Committee

K J Minton (Chairman), N N Broadhurst, R D Gillingwater, J M J Keenan.

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

Nomination Committee

D B Newlands (Chairman), N N Broadhurst, R D Gillingwater, J M J Keenan, K J Minton, Sir Brian Pitman, D D S Robertson, M F Wallach.

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

During the year, two new Board appointments were made. The Nomination Committee was at the heart of the recruitment process, including the appointment of professional advisers and conducting interviews with potential candidates, and the Committee and Board are aware of, and support, the principles set out in section A.4 of the Combined Code relating to appointments to the Board.

Health, Safety and Environment Committee

K J Minton (Chairman), J Nicol, D D S Robertson, M F Wallach.

The Health, Safety and Environment Committee meets at least three times a year. The Committee is chaired by an independent non-executive Director and its membership also includes the Chief Executive Officer. Its principal role is to determine, on behalf of the Board, the framework or broad policy and objectives in the areas of health, safety and the environment (“HSE”) and propose any amendments to existing policies for approval by the Board. It also reviews management’s performance in the achievement of HSE objectives and reviews HSE reports produced by business units for compliance with all local health, safety and environmental codes of practice, legislation and relevant industry practice.

More details of the work of the Health, Safety and Environment Committee can be found in the Corporate Social Responsibility report to shareholders in the Directors’ Report and Accounts 2005.

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

Disclosure Committee

D B Newlands (Chairman), J Nicol, K Lever.

During the year, the Board formed a Disclosure Committee for the purpose of, inter alia, reviewing and approving for release all price-sensitive information relating to the Company and compliance with the Disclosure Rules of the Financial Services Authority.

4. Board, Committee and Chairman evaluations

Under the direction of the Senior Independent Director, Sir Brian Pitman, evaluations of the effectiveness of the Board, its Committees and Chairman were conducted during the year. The evaluation processes built on the experiences of the previous evaluations of the Board and its Committees and concentrated on six key elements: (i) the optimum mix of skills and knowledge amongst the Directors; (ii) clarity of goals and processes; (iii) tailoring the evaluation to the specific circumstances of Tomkins; (iv) the culture of candor that encourages constructive evaluation; (v) regular reviews of assessment criteria; and (vi) full disclosure of procedures and criteria to the Board.

Board and Committee evaluation

The third Board performance evaluation took place during the year, building on the experiences of the first two years. The overall view of Directors was that the Board functions well, supported by high quality papers, presentations and reporting. Improvements in the communication processes between Board meetings were suggested to maintain the ongoing and high quality of debate within the Board. On Board structure, Directors were conscious that care was needed when replacing non-executive Directors, in order to maintain the balance of skills and experience of the Board and this has been taken into account in the recruitment of non-executive Directors during the year.

The second Board Committee performance evaluation reinforced the positive messages that were highlighted in the first evaluation. The Committees were led by strong and experienced members who were well informed. There were a small number of suggestions on improving particular aspects of the work of a Committee, including reporting by the Committee. Overall, there was satisfaction that the Committees function well.

Chairman

For the evaluation of the Chairman this year, a more formal approach was adopted which included completion of a questionnaire that sought views across a broad range of the Chairman’s responsibilities. The Directors were very positive about the role performed by the Chairman and his leadership of the Board. A small number of suggestions were made and these were discussed with the Chairman by the Senior Independent Director, Sir Brian Pitman.

5. Accountability and audit

1. Financial reporting

The Board, through the Business, Operating and Financial reviews, seeks to provide a detailed understanding of each business of the Group. In conjunction with the Chairman’s statement, the Chief Executive’s statement, the Operating and Financial Review and the Directors’ report, the Board seeks to present a balanced and understandable assessment of the Company’s position and prospects.

2. Internal control

Further information on the internal control environment within which Tomkins operates may be found on page 45.

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

In order to assist members of the Board to gain an understanding of the views of institutional shareholders, at each of its meetings the Board receives an Investor Relations Report, which covers a wide range of matters including a commentary on the perception of the Company and views expressed by the investment community. Analysts’ reports are also made available to all Directors. The announcement of quarterly, half-year and full-year results provides opportunities for the Company to answer questions from institutional shareholders covering a wide range of topics. The Chairman, Chief Executive Officer, Finance Director and Senior Vice-President – Investor Relations hold a regular dialogue with institutional shareholders to ensure the mutual understanding of objectives. Regular reports are made to non-executive Directors by the Chairman, Chief Executive Officer and Finance Director of

the key points to emerge from meetings they have had with substantial shareholders. The Chief Executive Officer participates in industry conferences organized by investment banks, which are attended by existing and potential shareholders, and he holds regular meetings with analysts and institutional shareholders. The Company exercises care to ensure that all price-sensitive information is released to all shareholders at the same time, as required by the Listing Rules of the Financial Services Authority and Regulation FD in the US.

The Company’s website provides shareholders and potential investors with information about the Company, including annual and interim reports, recent announcements, investor presentations, share price information, Group policies and the terms of reference of its Board Committees. Shareholders are also able to put questions to the Company via its website.

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

Compliance statement

The Listing Rules of the Financial Services Authority require the Board to report on compliance with the provisions contained in Section 1 of the Combined Code. Tomkins considers that throughout the year to 31 December 2005 the Company has been in compliance with the Code provisions set out in Section 1 of the July 2003 FRC Combined Code on Corporate Governance, except for those matters indicated in the Remuneration Committee Report.

The certifications of the Chief Executive Officer and Finance Director required under section 302 of the US Sarbanes-Oxley Act of 2002, and the related rules of the US Securities and Exchange Commission, will be filed as exhibits to the Company’s Form 20-F. Pursuant to Section 303A, the Foreign Private Issuer Annual Written Affirmation was sent to the New York Stock Exchange (NYSE) in August 2005, affirming without qualification that Tomkins has complied with the requirements laid down by the NYSE in respect of Foreign Private Issuers.

The Company has placed on its website a general summary of the significant ways in which the Company’s corporate governance differs from that followed by domestic US companies under the NYSE’s listing standards, as required by section 303A.11.

Internal Control

The Directors have overall responsibility for the Group’s system of internal control and for reviewing its effectiveness. To fulfil this responsibility the Directors have established a Performance Management framework within which each of the Group’s businesses operates. Within this framework, the management of each of the businesses considers strategic, operational, commercial and financial risks and identifies risk mitigation actions. Whilst acknowledging the overall responsibility for the system of internal control, the Directors are aware that the system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable and not absolute assurance against material misstatement or loss.

During the period under review, the Directors were not aware of any control breakdowns which resulted in a material loss to the Group.

The Performance Management framework, which includes an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, has been in place throughout the financial year and up to the approval date of the Directors’ Report and Accounts. Each business unit’s management identifies and assesses the key business risks affecting the achievement of its objectives. Business unit management also identifies the risk management processes used to mitigate the key risks to an acceptable level and, where appropriate, additional actions required to further manage and mitigate them. The risk summaries developed out of this process are updated at least annually. In addition, Corporate Centre management considers those risks to the Group’s strategic objectives that may not be identified and managed at the business unit level.

In connection with quarterly business reviews, relevant executives discuss risk management activities with Corporate Centre management. The key risks and mitigation strategies are also discussed at least annually with the Audit Committee as well as the full Board.

The risk management processes described above are applied to major decision-making processes such as acquisitions as well as operational risks within the business including environmental, health and safety.

The other key elements of the Performance Management framework, which constitutes the control environment, are:

Business strategy reviews – each business is required to prepare a strategic position assessment taking into account the current and likely future market environment and competitive position of the business with specific consideration given to strategic risk. The Corporate Centre management reviews the strategy with each business and the Board is presented with a summary of the plans.

Business reviews – on a quarterly basis, Corporate Centre management performs extensive reviews with each business. These reviews consider current and projected financial and operating results, and address the progress of key strategic and operating initiatives, the risks affecting their achievement and the actions being taken by business unit management to manage the risks and achieve their objectives.

Financial plans – each business prepares financial plans in accordance with a defined format, which includes consideration of risks. Management at the Corporate Centre reviews the financial plans with the business units and a summary is presented to the Board for approval.

Balance sheet reviews – business unit and Corporate Centre financial management conduct periodic, on-site reviews of underlying rationale and support for the significant line item components comprising the balance sheets for each business in the Group.

Investment project authorization – all significant investment project expenditures are subject to a formal investment project authorization process, which takes into account, inter alia, operational, financial and technical risks. For significant investment projects, a post-investment analysis is completed to facilitate continuous improvement in the investment planning process, including risk identification and mitigation.

Reporting, analysis and forecasts – all businesses are required to report monthly to the Corporate Centre on financial performance. Comparisons are made with plan, forecast and prior year and significant variances and changes in the business environment are explained. Each business reassesses its forecast for the financial year on a monthly basis. Quarterly, each business prepares a forecast for the following eighteen months and reviews projections for the current and following year.

Financial strategy – the financial strategy includes assessment of the major financial risks related to interest rate exposure, foreign currency exposure, debt maturity and liquidity. There is a comprehensive global insurance programme using the external insurance market and some limited use of an internal captive insurance company. Group Treasury manages hedging activities, relating to financial risks, with external cover for net currency transaction exposures. The Group Tax function manages tax compliance and tax risks associated with the Group’s activities. The Audit Committee, through the Finance Committee, oversees the financial strategy as well as the tax strategy and considers the associated risks and risk management techniques being used by the Group.

Reporting certifications – in connection with the preparation of the annual and quarterly financial statements, senior business general management and financial management sign a certificate which includes a declaration regarding the existence of internal controls, the proper recording of transactions and the identification and evaluation of significant business risks. These certifications were expanded to encompass Section 302 of the Sarbanes-Oxley Act of 2002 (the “Act”) in support of statements required to be made by Tomkins’ Chief Executive Officer and Finance Director. See further discussion of Sarbanes-Oxley below.

Sarbanes-Oxley – as a foreign private issuer (FPI) listed on the NYSE in the US, the Group is subject to the provisions of the Act. In particular, Section 404 of the Act requires certifications by management regarding the effectiveness of internal controls over financial reporting and requires the independent auditors to express an opinion on the Board’s assertions regarding such internal controls. Accordingly, the Group has undertaken a project to ensure Tomkins is in compliance with the requirements of Section 404 of the Act by December 31, 2006 (the effective date for the Group as a FPI). While the certification and external audit opinion on internal controls over financial reporting will be reported in Tomkins’ US SEC filings, the results of Tomkins’ compliance with the Act will serve to further strengthen the internal control framework for the Group.

The Group has an established internal audit function; the Vice President – Risk and Assurance Services directs the activities of the internal auditors on a day-to-day basis and reports directly to the Audit Committee of the Board at least four times a year. Due to the importance and significance of the effort required to achieve Sarbanes-Oxley compliance, during the first half of 2005, the Board directed substantially all internal audit resources towards supporting the Sarbanes-Oxley project described above. Internal audit’s support primarily assisted management in completing controls documentation, assessing design effectiveness and developing test plans. Internal audit’s support is expected to continue in 2006 but will shift to testing the operating effectiveness of controls in higher risk areas and providing the Board with assurance over management’s testing process in other risk areas. However, with the Sarbanes-Oxley compliance extension for FPIs to December 31, 2006, the majority of internal audit resources were re-deployed to perform internal audit reviews in areas other than financial reporting controls for the last half of 2005.

The Directors confirm that the effectiveness of the system of internal control for the year ended December 31, 2005 has been reviewed in line with the criteria set out in the guidance for directors in the Combined Code.

Website

For further information on Tomkins please access our website at:

www.tomkins.co.uk

Corporate office & registered office

Tomkins plc

East Putney House

84 Upper Richmond Road

London SW15 2ST

Tel: 020 8871 4544

Fax: 020 8877 9700

D. Employees

The number of employees at period end within each of Tomkins’ business groups was as follows:

	Fiscal 2005		Fiscal 2004		Fiscal 2003
	Average number	percent of Tomkins employees	Average number	percent of Tomkins employees	Average number	percent of Tomkins employees
Industrial & Automotive	25,439	68.1	25,270	68.8	25,435	64.7
Building Products	11,750	31.5	11,307	30.8	13,746	34.9
Center	135	0.4	143	0.4	147	0.4

Total	37,324	100.0	36,720	100.0	39,328	100.0

During fiscal 2005, 56 percent of the Group’s employees were located in the United States, 5 percent in the United Kingdom, 7 percent in continental Europe and 32 percent in the rest of the world. During Fiscal 2004, 55 percent of the Group’s employees were located in the United States, 7 percent in the United Kingdom, 8 percent in continental Europe and 30 percent in the rest of the world. In Fiscal 2003, 56 percent of the Group’s employees were located in the United States, 8 percent in the United Kingdom, 8 percent in continental Europe and 28 percent in the rest of the world. There have been no significant work stoppages or labor disputes by Tomkins’ employees in any of the last five years.

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

E. Share ownership

As of April 24, 2006, the directors of the Company, and the directors and officers of the Company as a group owned the number of Ordinary Shares and the percentage of such total number of shares outstanding on such date as set forth below.

The executive directors, as potential beneficiaries, are technically deemed to have an interest in all Ordinary Shares held by or in which the trustees of the Tomkins Employee Share Trust (the “Trust”) are interested. The table includes, however, only those Trust shares which are specifically allocated to the individual director under the terms of the ABIP, and the SMS .

	Amount Owned			Percent of Class
Identity of Person or Group	Beneficial		Non-beneficial	Beneficial	Non-beneficial
Ordinary Shares
Executive directors
J. Nicol	1,695,772	(1)	—	*	—
K. Lever	475,857		—	*	—
Non-executive directors
D.B. Newlands	308,515		20,000	*	*
N.N. Broadhurst	14,000		—	*	—
R.D. Gillingwater	—		—	—	—
J.M.J Keenan	17,185		—	*	—
K.J. Minton	110,000		—	*	—
Sir Brian Pitman	15,717		—	*	—
D.H. Richardson	13,729		—	*	—
D.D.S. Robertson	6,500		—	—	—
M.F. Wallach	119,000	(2)	—	*	—

Executive officers	1,498,403	(3)	—	*	—

Directors and officers as a Group
(nineteen persons)	4,274,678		20,000	*	*

Preference shares
M.F. Wallach
- $50 convertible cumulative	1,793,680		112,537	68.18	4.28

(1)	Held as 26,000 ADSs and 1,591,772 Ordinary Shares.
(2)	Held as 27,000 ADSs and 11,000 Ordinary Shares.
(3)	Held as 8,850 ADSs and 1,463,003 Ordinary Shares.
*	Less than 1 percent.

Share Options

Closed schemes

The following schemes are now closed:

The Tomkins Executive Share Option Scheme No. 3 (“ESOS 3”) and The Tomkins Executive Share Option Scheme No. 4 (“ESOS 4”)

ESOS 3 and ESOS 4 lapsed for grant purposes on May 9, 2005 and the Remuneration Committee and the Board decided not to continue with an executive share option scheme beyond that date.

ESOS 3 was an HM Revenue & Customs-approved scheme. ESOS 4 was not approved by HM Revenue & Customs. The options under both schemes mature after three years. All outstanding ESOS 4 options were granted to participants within the limit of four times their annual earnings. The performance condition for all outstanding options under ESOS 3 and ESOS 4 requires that the growth in Tomkins’ earnings per share must exceed the growth in the Retail Prices Index by an average of 2 percent per annum over a three-year period before an option can be exercised, which was in accordance with contemporary practice when the schemes were introduced in 1995.

Tomkins Premium Priced Option

This was an option specifically and solely granted to James Nicol as part of the incentive package on his joining Tomkins. No performance conditions were attached to this option in order to attract him to the Company and retain his services and this therefore does not comply with Schedule A of the Combined Code. It consists of a non-transferable option to acquire 5,076,142 shares granted on 11 February 2002. The exercise price is 197 pence per share in respect of 2,538,072 shares (A option shares), 276 pence per share in respect of 1,522,842 shares (B option shares) and 345 pence per share in respect of 1,015,228 shares (C option shares). The options have all vested and will lapse on February 11, 2012 or earlier in certain circumstances.

Ongoing Option

This is an option specifically and solely granted to James Nicol on February 11, 2002 as part of the incentive package to attract him to the Company. It consists of a non-transferable option to acquire 1,522,842 shares at 197p per share, which can be exercised on or after February 18, 2005 provided the rate of increase of earnings per share over any three-year period is equal to or greater than the rate of increase of the Retail Prices Index plus 9 percent. This performance condition has been met and the option is exercisable. There are provisions for waiving or amending the performance condition in certain circumstances and, if there is a change of control of the Company, the option is exercisable immediately, regardless of whether the performance condition is satisfied. The option will lapse on February 11, 2012 or earlier in certain circumstances. If there is a variation in the share capital of the Company the Remuneration Committee may adjust the number of shares in either the Tomkins Premium Priced Option or the Ongoing Option as it reasonably deems appropriate to take account of the variation.

At April 24, 2006, options, including options granted to directors and officers, to subscribe for 19,617,533 Ordinary Shares were outstanding under the Company’s executive share option schemes at prices ranging from 170.5 pence to 345 pence. At that date, options over 10,104,200 of those shares were exercisable. The exercise dates for the options range from April 24, 2006 to November 28, 2014.

Director’s options over Ordinary Shares as of April 24, 2006, were:

	Scheme	Dates of grant	Dates of expiry	Price	April 24, 2006 Number
J. Nicol	Prem. Priced	February 11, 2002	February 10, 2012	197.00p	2,538,072
	Prem. Priced	February 11, 2002	February 10, 2012	276.00p	1,522,842
	Prem. Priced	February 11, 2002	February 10, 2012	345.00p	1,015,228
	Ongoing	February 11, 2002	February 10, 2012	197.00p	550,000
	ESOS 4	January 17, 2003	January 16, 2013	208.25p	1,440,576
	ESOS 4	December 12, 2003	December 11, 2013	265.75p	1,128,880
	SAYE 2	April 19, 2004	November 30, 2009	204.00p	8,014
	ESOS 4	November 29, 2004	November 28, 2014	248.75p	1,206,030

					9,409,642

K. Lever	ESOS 4	December 12, 2003	December 11, 2013	265.75p	200,000
	SAYE 2	April 19, 2004	November 30, 2009	204.00p	8,014
	ESOS 4	November 29, 2004	November 28, 2014	248.75p	250,000

					458,014

Other executive officers (1)	ESOS 4	February 3, 1999	February 2, 2009	247.50p	25,000
	ESOS 4	February 19, 2001	February 18, 2011	170.50p	50,000
	ESOS 4	July 3, 2002	July 2, 2012	244.75p	42,000
	ESOS 4	January 17, 2003	January 16, 2013	208.25p	44,000
	ESOS 4	July 18, 2003	July 17, 2013	246.50p	200,000
	ESOS 4	September 1, 2003	August 31, 2013	262.75p	150,000
	ESOS 4	December 12, 2003	December 11, 2013	265.75p	755,000
	SAYE 2	April 19, 2004	November 30, 2009	204.00p	16,028
	ESOS 4	November 29, 2004	November 28, 2014	248.75p	975,000

					2,257,028

1.	Officers whose compensation information is not publicly disclosed on an individual basis.

Former director’s options over Ordinary Shares as of April 24, 2006, were:

	Scheme	Dates of grant	Dates of expiry	Price	April 24, 2006 Number
A.J. Reading	ESOS 4	January 17, 2003	July 16, 2006	208.25p	150,000

					150,000

Employee Share Plans

The Tomkins 2005 Sharesave Scheme

This is a standard HM Revenue & Customs-approved savings related share option scheme, which is open to employees who are resident for tax purposes in the United Kingdom.

Closed Scheme

The Tomkins Savings Related Share Option Scheme No. 2 (“SAYE 2”)

This was a standard HM Revenue & Customs-approved savings related share option scheme, which lapsed for grant purposes, on May 9, 2005.

At April 24, 2006, options, including options granted to directors and officers, to subscribe for 1,683,491 Ordinary Shares were outstanding under the Company’s savings related share option scheme at prices ranging from 204.00p to 269.40p. At that date, no options were exercisable. The exercise dates for the options range from June 1, 2009 to November 30, 2013.

Non-executive directors are not eligible for the grant of share options.

Long term incentive plans

As of April 24, 2006, the Trustees held 22,689 Ordinary Shares on behalf of 13 participants including directors and officers under the Share Matching Scheme. 11,369 Ordinary Shares allocated on October 14, 2004 will be released on October 14, 2006 and 11,320 Ordinary Shares allocated on December 29, 2005 will be released on December 30, 2007 if not forfeited or vested before those dates. In addition 3,914,956 Ordinary shares were held in Treasury or by the trustees on April 24, 2006 in order to satisfy current and future awards under the Annual Bonus Incentive Plan.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The Company’s issued share capital as of December 31, 2005 consisted of 774,495,124 Ordinary Shares, nominal value 5p per share, and 10,462,774 convertible cumulative preference shares, nominal value US$50 per share.

As of April 24, 2006, 857,941,958 Ordinary Shares and 2,630,866 convertible cumulative preference shares were outstanding. As of that date, 694,537 Ordinary Shares were held by 66 registered holders with a registered address in the United States; 62,220 ADRs were held of record by 141 registered holders with a registered address in the United States; and 2,622,785 convertible cumulative preference shares were held by 21 registered holders with a registered address in the United States. Since certain of the Ordinary Shares and ADRs were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

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

To the Company’s knowledge, no person or entity is the owner of more than 5 percent of its outstanding Ordinary Shares, nor is the Company directly or indirectly owned or controlled by any corporation, by any government or by any other natural or legal person or persons, severally or jointly.

Significant changes in shareholders owning more than 5 percent of the Ordinary Share Capital of Tomkins over the past three years are as follows; Schroder Investment Management Limited decreased their holding to 4.34 percent as of April 24, 2006 having been 8.01 percent at June 6, 2005, 7.46 percent at May 10 2004 and 8.14 percent at May 19, 2003. Legal & General Investment Management Ltd decreased their holding to 0.41 percent as of April 24, 2006 having been 5.86 percent as of June 6, 2005, 4.41 percent as of May 10, 2004 and 3.55 percent as of May 19, 2003. Bear Creek Inc.’s deemed interest in Ordinary Shares decreased to 2.84 percent as of April 24, 2006 having been 10.45 percent as of June 6, 2005, 10.47 percent as of May 10, 2004 and 20.61 percent as of May 19, 2003.

There are no arrangements currently known to the Company that would result in a change in control of the Company.

B. Related party transactions

During the period, the Group purchased aviation services under an agreement with ICG, LLC and GForce Aviation, LLC. ICG, LLC was owned by Mr C.C. Gates until his death on August 28, 2005 when ownership passed to the Gates family. Mr. Gates had and Gates family members have an interest in the preference shares of the Company. The agreement was entered into on an arm’s length basis and the services provided are used strictly for corporate travel to the Company’s diverse locations within North America and only if there are no lower cost alternative available to the Company’s employees. The agreement permits the Company to purchase an unlimited number of aircraft flying hours at the rate of $1,950 per hour, plus $1,300 per day crew, plus $1,800 per month to cover insurance costs. During Fiscal 2005 the Company recognized an expense of $147,870 (Fiscal 2004: $145,705) in respect of these services. As at December 31, 2005 an amount of $2,100 (January 1, 2005: $1,700) due to ICG, LLC was included in trade payables.

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

Dividend policy

See Item 3 - “Key Information – Dividends”.

B. Significant changes

For a description of significant changes occurring since December 31, 2005, see Note 26 to our consolidated financial statements included in this Annual Report.

Item 9. The Offer and Listing

A. Offer and listing details

The high and low closing prices of the ADSs on the New York Stock Exchange for the periods indicated are set forth below.

Fiscal Period		U.S. dollars per ADS
		High	Low
2001	Year	14.00	7.75
April 2002	Year	15.59	7.80
	Q1: May – July	11.50	7.90
	Q2: August – October	12.10	7.80
	Q3: November – January	12.70	9.70
	Q4: February – April	15.59	11.06
December 2002	Eight months	15.60	12.10
	Q1: May – July	15.60	13.78
	Q2: August – October	15.34	12.12
	Two months to December 31, 2002	13.60	12.10
2003	Year	19.32	11.16
	Q1: January – March	13.43	11.16
	Q2: April – June	16.20	11.25
	Q3: July – September	17.80	15.11
	Q4: October - December	19.32	16.97
2004	Year	20.53	18.10
	Q1: January – March	20.14	18.10
	Q2: April – June	20.53	17.96
	Q3: July – September	19.87	17.98
	Q4: October - December	20.39	18.29
2005	Year	22.43	18.51
	Q1: January – March	22.43	19.64
	Q2: April – June	21.19	18.51
	Q3: July – September	21.52	18.83
	Q4: October - December	21.12	18.86
2006	Year	24.29	21.59
	Q1: January - March	23.85	21.59
	Q2: through April 24, 2006	24.29	23.50
	October 2005	20.68	18.86
	November 2005	20.37	19.04
	December 2005	21.12	20.04
	January 2006	22.64	21.59
	February 2006	23.79	22.50
	March 2006	23.85	22.10
	April 2006 through April 24, 2006	24.29	23.50

The following table sets forth, for the Fiscal periods indicated, the closing high and low middle market quotations for the Company’s Ordinary Shares on the London Stock Exchange. The table does not reflect trading after the daily official close of the London Stock Exchange for which no official quotations exist.

Fiscal Period		Pence per Ordinary Share
		High	Low
2001	Year	233.25	138.00
April 2002	Year	271.00	134.00
	Q1: May – July	206.75	147.25
	Q2: August – October	211.00	134.00
	Q3: November – January	223.00	167.00
	Q4: February – April	271.00	196.75
December 2002	Eight months	270.50	187.50
	Q1: May – July	270.50	218.00
	Q2: August – October	251.50	190.50
	November and December	219.00	187.50
2003	Year	288.50	168.75
	Q1: January – March	208.25	168.75
	Q2: April – June	245.00	177.00
	Q3: July – September	278.75	225.75
	Q4: October - December	288.50	250.00
2004	Year	287.50	241.75
	Q1: January - March	269.00	245.25
	Q2: April - June	287.50	253.75
	Q3: July - September	269.75	241.75
	Q4: October - December	275.00	245.00
2005	Year	302.50	242.00
	Q1: January - March	290.00	258.75
	Q2: April – June	276.25	242.00
	Q3: July - September	289.25	263.75
	Q4: October - December	302.50	260.50
2006	Year	343.75	300.00
	Q1: January - March	340.50	300.00
	Q2: through April 24, 2006	343.75	329.25
	October 2005	291.25	260.50
	November 2005	291.00	270.50
	December 2005	302.50	284.00
	January 2006	318.25	300.00
	February 2006	340.50	319.25
	March 2006	340.00	314.50
	April 2006 through April 24, 2006	343.75	329.25

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

Following the passing of a Special Resolution at an Extraordinary General Meeting of the Company and at a separate class meeting of the holders of the Redeemable Convertible Shares held on August 11, 2003 the Articles of Association of the Company were amended so that the redemption date for the Redeemable Convertible Shares became August 26, 2003 at a price of $48.50.

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

C. Material Contracts

Euro Medium Term Note Program

On August 28, 2003, the Company entered into a trust deed relating to the £750,000,000 Euro Medium Term Note Programme whereby it irrevocably guaranteed the obligations of notes issued by its subsidiary company Tomkins Finance plc (“Finance”) under the programme. The programme allows Finance to issue debt in the form of loan notes up to a maximum aggregate principal amount of £750,000,000. As at April 24, 2006, notes for an aggregate nominal amount of £400,000,000 have been issued at interest rates ranging between 6.125 percent and 8 percent.

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

E. Taxation

The following is a summary of the principal US federal income and UK tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs by certain US Holders (as defined below) and not a complete analysis or listing of all of the possible tax consequences of such purchase, ownership or disposition. Furthermore, this summary does not address the tax consequences under state, local, or non-US or non-UK tax law of such purchase, ownership or disposition. Certain US Holders with special status (e.g., financial institutions, insurance companies, tax-exempt entities, dealers in securities, and traders in securities that mark-to-market) or in special tax situations (e.g., whose functional currency is not the US dollar, who hold their Ordinary Shares or ADSs as part of a straddle, appreciated financial position, hedge, conversion transaction or other integrated investment, who hold 10 percent or more of the voting power of Tomkins’s stock or the Ordinary Shares or ADSs, or who are subject to the alternative minimum tax) will be subject to special rules not described below. This summary is limited to US Holders that hold their Ordinary Shares or ADSs as capital assets and does not address the tax treatment of US Holders that are partnerships or pass-through entities that are not partnerships or the tax treatment of the holders of interests in such entities. The following summary of United States and United Kingdom tax consequences is not exhaustive of all possible tax considerations and should not be considered legal or tax advice. Prospective investors are therefore advised to consult their own tax advisors with respect to the tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs, including specifically the consequences under state, local and non-US and non-UK tax laws.

This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains dated July 24, 2001, as ratified on March 31, 2003 and amended (the “Income Tax Convention”), and administrative and judicial interpretations of the Code, the Income Tax Convention, all as in effect as of the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Statements regarding UK tax laws and practices set out below are based on those UK laws and published practices of the Inland Revenue as in force on the date of this Annual Report which UK laws and practices are subject to change, again with possibly retroactive effect. As used herein, a “US Holder” is a beneficial owner of Ordinary Shares or ADSs that, for United States federal tax purposes, is:

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

The Inland Revenue treats US Holders of ADSs as the owners of the underlying Ordinary Shares for the purpose of the taxation of dividend payments under the Income Tax Convention. US Holders of ADSs are also treated as the owners of the underlying shares for the purposes of the Code.

Taxation of Dividends

Distributions paid in respect of the Ordinary Shares or ADSs will be treated as dividends to the extent of Tomkins’ current and accumulated earnings and profits, as calculated under US federal income tax principles. Distributions in excess of current and accumulated earnings and profits will be treated as a return of capital to the extent of a US Holder’s adjusted tax basis in the Ordinary Shares or ADSs and, thereafter, as capital gains.

For taxable years that begin before 2009, dividends paid by Tomkins should be taxable to non-corporate US Holders at the 15% reduced rate normally applicable to capital gains, provided Tomkins qualifies as a Qualified Foreign Corporation (“QFC”). A company may qualify as a QFC if its shares are readily tradable on an established securities market in the United States, including NYSE and NASDAQ, or if such company is eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury has determined is satisfactory for QFC treatment and which includes a provision for the exchange of information. The Secretary of Treasury has determined that the Income Tax Convention qualifies as a comprehensive income tax treaty for this purpose. The reduced rate should apply if the distribution is made with respect to equity rather than indebtedness and is made out of earnings and profits. Dividends paid by a foreign corporation will not qualify for the reduced rates, however, if that corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a Passive Foreign Investment Company (“PFIC”) for US federal income tax purposes. US Holders will be eligible for the reduced rate only if they have held the Ordinary Shares for more than 60 days during the 121-day period beginning 60 days before the ex dividend date and satisfy certain other requirements.

Under UK law, there is no UK withholding tax on dividends paid. For dividends paid on or after May 1, 2003 and subject to the Income Tax Convention, no withholding will be imposed on dividends paid to US Holders and there will no longer be an entitlement to offset any part of the UK taxation credit against any US taxation liability. The dividend received (i.e. without any gross up for withholding tax suffered or tax credits) will be subject to US taxation.

Foreign Currency Dividends

Dividends paid in foreign currency will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are actually or constructively received by the US Holders, regardless of whether the foreign currency is converted into US dollars at that time. If dividends received in foreign currency are converted into US dollars on the day they are received, US Holders will generally have a basis in the foreign currency equal to its US dollar value on the date of actual or constructive receipt. Any gain or loss realized by the US Holders on subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss.

Passive Foreign Investment Company (“PFIC”) Status

Tomkins believes that it will not be considered a PFIC for US federal income tax purposes. However, since Tomkins’ status as a PFIC depends on the composition of its income and assets and the market value of its assets from time to time, there can be no assurance that it will not be considered a PFIC in any taxable year.

US shareholders in a company classified as a PFIC have certain federal income tax consequences. In determining a company’s PFIC status, two tests must be applied, as well as certain look-through rules. If 75 percent or more of a company’s gross income is passive, it is considered a PFIC under the income test. If 50 percent or more of its gross assets, based on their average value, are either held for the production of or produce passive income, it is considered a PFIC under the asset test. In this instance, passive income commonly includes dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, and the excess of gains over losses from the disposition of assets which produce passive income (unless the 25% look-through rules under section 1297 otherwise apply).

A US shareholder of a PFIC would incur particular adverse tax consequences as a result of the company’s status. The receipt of certain “excess distributions”, as well as the disposition of Ordinary Shares or ADSs, could trigger increased tax liability. “Gain” or excess distribution would be allocated among the tax years of the shareholder’s holding period from the time the entity was determined to be a PFIC. The portion allocable to prior years would be taxed at the highest marginal US federal tax rate and would be subject to an interest charge.

Certain elections enable the shareholder in a PFIC to avoid these consequences. Under the Qualified Electing Fund (“QEF”) election, a US shareholder is taxed currently on its share of the company’s ordinary income. The mark-to-market election for Ordinary Shares also exists. This enables the shareholder to recognize gains or losses for the difference between the fair market value and the adjusted basis of their shares each year. US shareholders should consult their tax advisers for further details of the restrictions and coverage of each election as required. If Tomkins were to be a PFIC in any year, materially adverse consequences as described above could result for US Holders. US Holders are urged to consult their personal tax adviser regarding the potential tax consequences arising from the ownership and disposition of an interest in a PFIC, if applicable.

Taxation of Capital Gains

US Holders that are resident in the United States and not resident, ordinarily resident or a temporary non-resident in the United Kingdom for UK tax purposes will not be liable for UK tax on gains realized or accrued on the sale or other disposal of Ordinary Shares or ADSs unless a specific US Holder carries on a business in the United Kingdom through a permanent establishment and the Ordinary Shares or ADSs are or have been used, held or acquired for the purposes of such business through such permanent establishment. US Holders will generally recognize capital gain or loss for US federal income tax purposes upon the sale or other disposal of such US Holders’ Ordinary Shares or ADSs in an amount equal to the difference between the amount realized on the sale or other disposal and the US Holders’ adjusted tax basis in such Ordinary Shares or ADSs. Such gains or losses will be eligible for long-term capital gain or loss treatment if the Ordinary Shares or ADSs have been held for more than one year at the time of such sale or disposal.

Under the Income Tax Convention, US Holders who are residents of the United States for the purposes of the Income Tax Convention will not be subject to UK tax on gains derived from the sale or other disposal of the Ordinary Shares or ADSs unless such Ordinary Shares or ADSs form part of the business property of a permanent establishment of an enterprise in the United Kingdom, regardless of whether that permanent establishment exists at the time of the sale or other disposal. Notwithstanding the foregoing, under the Income Tax Convention, the United Kingdom may tax an individual who is a resident of the United States on gains derived from the sale or other disposal of Ordinary Shares or ADSs if such individual has been a resident of the United Kingdom at any time during the six years immediately preceding the sale or other disposition of the Ordinary Shares or ADSs.

Inheritance Tax

Under the convention entered into force on November 11, 1979 between the United States and the United Kingdom for the avoidance of double taxation and the prevent of Fiscal evasion with respect to taxes on estates of deceased persons and on gifts (the “Estate and Gift Tax Convention”), an Ordinary Share or ADR will generally not be subject to UK inheritance tax upon an individual’s death or on a transfer of the Ordinary Share or ADR during the individual’s lifetime if it is held by an individual who is domiciled in the United States and is not a national of the United Kingdom. In certain other cases where the individual is domiciled in the United States and is a national of the United Kingdom, the individual may be subject to UK inheritance tax. Also, an individual will be subject to UK inheritance tax in the exceptional case in which the Ordinary Share or ADR is part of the business property of a UK permanent establishment or pertains to a fixed base of the individual in the United Kingdom used for the performance of independent personal services. In the unusual case where Ordinary Shares or ADSs are subject to both the UK inheritance tax and the US federal estate and gift tax, the Estate and Gift Tax Convention generally provides for a tax credit under the rules enumerated in the Estate and Gift Tax Convention.

Stamp Duty and Stamp Duty Reserve Tax (“S.D.R.T.”)

UK stamp duty or S.D.R.T. is not generally payable on the issuance of Ordinary Shares. An exception exists where Ordinary Shares are issued into a clearance service or a depositary receipt system (or a nominee for either), in which case a liability at 1.5 percent will arise (but see the comments below in relation to transfers of the Ordinary Shares to the custodian of the Depositary).

The transfer of Ordinary Shares will generally give rise to a liability to UK stamp duty at the rate of 0.5 percent (rounded up to the next multiple of £5) of the amount or value of the consideration paid. S.D.R.T. is chargeable on entering into an unconditional agreement to transfer Ordinary Shares at the same rate (which S.D.R.T. is cancelled or repaid if the agreement is completed within six years of the agreement by a duly stamped transfer instrument). If Ordinary Shares have been transferred into a clearance service or a depositary receipt system, provided the higher rate 1.5 percent charge has been paid, subsequent transfers within the respective service or system would not be liable to S.D.R.T. There is no liability to stamp duty on the transfer of shares into CREST, the paperless trading system introduced in July 1996, unless such transfer involves a change in beneficial ownership. Where the Ordinary Shares are transferred into the account of a clearance service or a depositary receipt provider (or a nominee thereof) a liability at 1.5 percent will arise. Subsequent transfers within CREST will not give rise to a liability to stamp duty as there will be no stampable document, and consequently, the S.D.R.T. chargeable on such transfers will not be repaid. Where an instrument of transfer of Ordinary Shares is executed where there is no change of beneficial ownership it will generally be subject to fixed rate stamp duty of £5.

Where Ordinary Shares are transferred or issued to the custodian of the Depositary this will generally give rise to either UK stamp duty at the rate of 1.5 percent rounded up to the next multiple of £5, or to S.D.R.T. at the rate of 1.5 percent, of the value of the shares. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the custodian of the Depositary on deposits of Ordinary Shares will be charged by the Depositary to the party to whom the ADSs are delivered against such deposits. No S.D.R.T. will be payable on an agreement to transfer ADSs, nor should UK stamp duty be payable on a transfer of ADSs, provided, amongst other things, that the instrument of transfer is executed outside the United Kingdom. A transfer of Ordinary Shares by the Depositary or its nominee to the relevant ADR holder when the ADR holder is not transferring beneficial ownership will not be liable to the 0.5% stamp duty charge or to the principal 0.5 percent S.D.R.T. charge on trades; hence a transfer instrument will attract fixed rate stamp duty of £5 and a return in CREST will not be chargeable with any SDRT.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to Ordinary Shares or ADSs by a US paying agent or other US intermediary will be reported to the IRS and to the US Holders as may be required under applicable regulations unless a specific US Holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to reportable payments if the US Holders fail to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. The amount of any backup withholding from a payment to a US taxpayer will be allowed as a credit against the US taxpayer’s US federal income tax liability and a refund of any excess amounts refundable, if the US Holders provide the required information to the IRS. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

Borrowing facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. The Group’s policy is to reduce financing risk by diversifying our funding sources and by staggering the maturity of the Group’s borrowings.

Foreign currency transaction exposures

The foreign currency transaction exposures in the business are protected with forward currency purchases and sales. These are put in place when foreign currency trading transactions are committed or when there is a high likelihood of such transactions arising. All foreign exchange contracts are carried out by our central treasury function, except in cases where this is prohibited by local regulations. In these cases, local transactions are reported to central treasury on a systematic basis.

The Group’s principal net currency transaction exposures arising during the year ended December 31, 2005 were US dollar to sterling ($57.9 million), US dollar to Mexican peso ($54.5 million), and sterling to euro ($92.4 million). The impact of the movement in average exchange rates between 2004 and 2005 on the Group’s transaction exposures was $0.7 million negative. Under the Group’s foreign exchange transaction exposure policy, certain exposures are hedged. Compared to the average actual rates for the year, the effect of these hedging activities was a gain of $5.3 million.

Foreign currency translation exposures

The majority of the Group’s activities are transacted in US dollars but the reporting currency of the Group is sterling. This gives rise to potential currency translation exposures in the balance sheet, income statement and cash flow. The Group’s net borrowings are generally retained in proportion to the currencies in which the Group’s assets are denominated, to hedge the foreign currency translation exposure arising from the Group’s overseas investments. The proportion of overseas investments effectively funded by shareholders’ equity is not hedged. The table below shows the net debt profile by currency.

	2005 $ million	2004 $ million
Sterling	(13.2)	(26.9)
US dollar	(394.7)	(315.2)
Euro	(73.0)	(49.7)
Canadian dollar	(115.9)	(112.3)
Other	32.2	34.7

Total	(564.6)	(469.4)

Foreign currency profit and loss translation exposures are not hedged and the reported results may be affected by the translation effect of currency fluctuations. It is estimated that a movement of 10 percent in the US dollar/sterling exchange rate has an impact on reported profit from operations of around 7 to 8 percent. The impact on reported earnings per share is partly offset to the extent that interest arises on foreign currency net borrowings.

Interest payments on foreign currency net borrowings are funded with cash flows generated by the corresponding foreign currency investments. The main potential impact of movement in the US dollar/sterling exchange rate movement is the effect on dividends. Much of the Group’s cash flow is generated in US dollars from the cash flows generated by overseas investments, but dividends on ordinary shares are paid in sterling by converting the foreign currency cash flows at the time of payment of the dividend.

Interest rate risk management

The central treasury function manages the interest rate profile within the policy established by the Board. This is achieved by considering the portfolio of all of the Group’s interest bearing assets and liabilities. The net desired interest rate profile in each currency is then managed by entering into interest rate swaps, options and forward rate agreements. At December 31, 2005, the interest rate maturity profile of the Canadian dollar, euro and sterling net debt was less than three months.

The graph below shows our US dollar interest rate maturity profile as at December 31, 2005.

Interest and Exchange Rate Information

The tables below provide information as at December 31, 2005 and as at January 1, 2005, about the Group’s financial instruments and derivative instruments that are sensitive to changes in interest rates and exchange rates. For borrowings, cash and deposits, the tables present principal cash flows, while for derivatives the tables present the notional amounts used to calculate payments to be exchanged under the contracts. Instruments shown as bearing interest at floating rates, are instruments where the interest rate is reset periodically by reference to short term benchmark interest rates, such as LIBOR in the relevant currency. The information is presented in pounds sterling equivalents, with the instruments grouped by the actual currency in which their cash flows are denominated.

	Expected Maturity Date						Total $ million	Fair Value $ million
As at December 31, 2005	Within 1 year $ million	1 - 2 years $ million	2 - 3 years $ million	3 - 4 years $ million	4 - 5 Years $ million	Over 5 years $ million
POUNDS STERLING
Financial Assets
Cash and Deposits	15.0	—	—	—	—	—	15.0	15.0
Other	—	—	—	—	—	0.3	0.3	0.3

Total	15.0	—	—	—	—	0.3	15.3	15.3

Floating rate	10.2	—	—	—	—	0.3	10.5
Interest Free	4.8	—	—	—	—	—	4.8

Financial Liabilities
Borrowings	(3.3)	—	—	—	(30.7)	(686.0)	(720.0)	(749.6)

Total	(3.3)	—	—	—	(30.7)	(686.0)	(720.0)	(749.6)

Fixed rate
Floating rate	(3.3)	—	—	—	(30.7)	(686.0)	(720.0)

Interest rate swaps (weighted average rate received : fixed 6.8%, weighted average rate paid : floating 6.3%):
Notional amount	—	—	—	—	—	686.7	686.7	686.7
Book value	—	—	—	—	—	6.9	6.9	33.8
Transaction exposure derivatives	—	—	—	—	—	—	—	0.2
Off balance sheet hedging contracts (weighted average rate : 4.6%)	689.3	—	—	—	—	—	689.3	689.3

US DOLLAR
Financial Assets
Cash and Deposits	250.8	—	—	—	—	—	250.8	250.8
Other	—	1.8	1.2	1.2	0.5	3.1	7.8	7.8

Total	250.8	1.8	1.2	1.2	0.5	3.1	258.6	258.6

Fixed rate		1.8	1.2	1.2	0.5	3.1	7.8
Floating rate	237.6	—	—	—	—	—	237.6
Interest free	13.2	—	—	—	—	—	13.2
Financial Liabilities
Borrowings	(27.1)	(2.4)	(1.4)	(0.9)	(175.8)	(17.2)	(224.8)	(224.8)

Total	(27.1)	(2.4)	(1.4)	(0.9)	(175.8)	(17.2)	(224.8)	(224.8)

Fixed rate	(2.2)	(2.4)	(1.4)	(0.9)	(1.2)	(5.3)	(13.4)
Floating rate	(24.9)	—	—	—	(174.6)	(11.9)	(211.4)
Interest free

Interest rate swaps (weighted average rate received : fixed 3.1%, weighted average rate paid : floating 4.5%):
Notional amount	145.0	—	65.0	—	—	—	210.0	210.0
Book value	0.2	—	—	—	—	—	0.2	2.6
Transaction exposure derivatives	—	—	—	—	—	—	—	3.3
Off balance sheet hedging contracts (weighted average rate : 4.5%)	(446.0)	—	—	—	—	—	(446.0)	(446.0)

EURO
Financial Assets
Cash and Deposits	32.1	—	—	—	—	—	32.1	32.1
Other	—	0.1	—	—	—	—	0.1	0.1

Total	32.1	0.1	—	—	—	—	32.2	32.2

Floating rate	29.4	0.1	—	—	—	—	29.5
Interest free	2.7	—	—	—	—	—	2.7

Financial Liabilities
Borrowings	(6.5)	(1.2)	(1.0)	(0.9)	(0.7)	(2.4)	(12.7)	(12.7)

Total	(6.5)	(1.2)	(1.0)	(0.9)	(0.7)	(2.4)	(12.7)	(12.7)

	Expected Maturity Date						Total $ million	Fair Value $ million
As at December 31, 2005 (continued)	Within 1 year $ million	1 - 2 years $ million	2 - 3 years $ million	3 - 4 years $ million	4 - 5 Years $ million	Over 5 years $ million
Floating rate	(5.1)	—	—	—	—	—	(5.1)
Fixed rate	(1.4)	(1.2)	(1.0)	(0.9)	(0.7)	(2.4)	(7.6)
Transaction exposure derivatives
Off balance sheet hedging contracts (weighted average rate: 2.5%)	(91.5)	—	—	—	—	—	(91.5)	(91.5)

CANADIAN DOLLAR
Financial Assets	17.9	—	—	—	—	—	17.9	17.9
Cash and Deposits	—	—	—	—	—	—	—	—

Total	17.9						17.9	17.9

Floating rate	17.9						17.9
Interest free

Financial Liabilities
Borrowings	—	—	—	—	—	—	—	—

Total	—	—	—	—	—	—	—	—

Fixed rate
Floating rate	—	—	—	—	—	—	—
Transaction exposure derivatives	—	—	—	—	—	—	—	(0.3)
Off balance sheet hedging contracts (weighted average pay rate :3.5%)	(131.2)	—	—	—	—	—	(131.2)	(131.2)

OTHER
Financial Assets
Cash and Deposits	89.8	—	—	—	—	—	89.8	89.8
Other	—	1.8	—	0.6	—	—	2.4	2.4

Total	89.8	1.8	—	0.6	—	—	92.2	92.2

Floating rate	81.2	1.8	—	0.6	—	—	83.6
Interest free	8.6	—	—	—	—	—	8.6

Financial Liabilities
Borrowings	(36.9)	—	—	—	—	—	(36.9)	(36.9)

Total	(36.9)	—	—	—	—	—	(36.9)	(36.9)

Fixed rate
Floating rate	(36.9)	—	—	—	—	—	(36.9)	(36.9)
Transaction exposure derivatives
Off balance sheet hedging contracts (weighted average rate : 1.5%)	(20.6)	—	—	—	—	—	(20.6)	(20.6)

TOTAL
Financial Assets
	405.6	—	—	—	—	—	405.6	405.6
Other	—	3.7	1.2	1.8	0.5	3.4	10.6	10.6

Total	405.6	3.7	1.2	1.8	0.5	3.4	416.2	416.2

Fixed rate	—	1.8	1.2	1.2	0.5	3.1	7.8
Floating rate	376.3	1.9	—	0.6	—	0.3	379.1
Interest free	29.3	—	—	—	—	—	29.3
Financial Liabilities
Borrowings	(73.8)	(3.6)	(2.4)	(1.8)	(207.2)	(705.6)	(994.4)	(1,024.0)

Total	(73.8)	(3.6)	(2.4)	(1.8)	(207.2)	(705.6)	(994.4)	(1,024.0)

Fixed rate	(3.6)	(3.6)	(2.4)	(1.8)	(1.9)	(7.7)	(21.0)
Floating rate	(70.2)	—	—	—	(205.3)	(697.9)	(973.4)
Interest free

Interest rate swaps
Notional amount	145.0	—	65.0	—	—	686.7	896.7	896.7
Book value	0.2	—	—	—	—	6.9	7.1	36.4
Transaction exposure derivatives	—	—	—	—	—	—	—	3.2
Off balance sheet hedging contracts	—	—	—	—	—	—	—	—

	Expected Maturity Date						Total $ million	Fair Value $ million
As at January 1, 2005	Within 1 year $ million	1 - 2 years $ million	2 - 3 years $ million	3 - 4 years $ million	4 - 5 Years $ million	Over 5 years $ million
POUNDS STERLING
Financial Assets
Cash and Deposits	43.1	—	—	—	—	—	43.1	43.1
Other	—	0.3	—	10.6	—	—	10.9	10.9

Total	43.1	0.3	—	10.6	—	—	54.0	54.0

Fixed rate	—	—	—	10.6	—	—	10.6
Floating rate	38.3	0.3	—	—	—	—	38.6
Interest Free	4.8	—	—	—	—	—	4.8

Financial Liabilities
Borrowings	(2.7)	—	—	—	—	(768.0)	(770.7)	(829.7)
	—	—	—	—	—	—	—	—

Total	(2.7)	—	—	—	—	(768.0)	(770.7)	(829.7)

Fixed rate	—	—	—	—	—	—	—
Floating rate	(2.7)	—	—	—	—	(768.0)	(770.7)

Interest rate swaps (weighted average rate received : fixed 6.8%, weighted average rate paid : floating 6.5%):
Notional amount	—	—	—	—	—	768.0	768.0	768.0
Book value	—	—	—	—	—	7.7	7.7	18.6
Transaction exposure derivatives	—	—	—	—	—	—	—	0.6
Off balance sheet hedging contracts (weighted average rate : N/a)	713.8	—	—	—	—	—	713.8	713.8

US DOLLAR
Financial Assets
Cash and Deposits	155.9	—	—	—	—	—	155.9	155.9
Other	—	34.3	—	—	3.5	0.8	38.6	38.6

Total	155.9	34.3	—	—	3.5	0.8	194.5	194.5

Fixed rate		25.1	—	—	3.5	—	28.6
Floating rate	135.6	9.2	—	—	—	0.8	145.6
Interest free	20.3	—	—	—	—	—	20.3

Financial Liabilities
Borrowings	(16.2)	(2.2)	(1.9)	(1.8)	(1.2)	(6.5)	(29.8)	(29.8)

Total	(16.2)	(2.2)	(1.9)	(1.8)	(1.2)	(6.5)	(29.8)	(29.8)

Fixed rate	(6.1)	(2.2)	(1.9)	(1.8)	(1.2)	(6.5)	(19.7)
Floating rate	(10.1)	—	—	—	—	—	(10.1)
Interest free	—	—	—	—	—	—	—

Interest rate swaps (weighted average rate received : fixed 2.5%, weighted average rate paid : floating 3.1%):
Notional amount	—	145.0	—	65.0	—	—	210.0	208.4
Book value	—	—	—	—	—	—	—	0.6
Transaction exposure derivatives	—	—	—	—	—	—	—	(0.4)
Off balance sheet hedging contracts (weighted average pay rate : 1.5899)	(441.4)	—	—	—	—	—	(441.4)	(441.4)

EURO
Financial Assets
Cash and Deposits	32.1	—	—	—	—	—	32.1	32.1
Other	—	0.2	—	—	—	—	0.2	0.2

Total	32.1	0.2	—	—	—	—	32.3	32.3

Floating rate	31.4	0.2	—	—	—	—	31.6
Interest free	0.7	—	—	—	—	—	0.7

Financial Liabilities
Borrowings	(0.7)	(0.5)	(0.5)	(0.6)	(0.6)	(1.0)	(3.9)	(3.9)

Total	(0.7)	(0.5)	(0.5)	(0.6)	(0.6)	(1.0)	(3.9)	(3.9)

Fixed rate	(0.4)	(0.5)	(0.5)	(0.6)	(0.6)	(1.0)	(3.6)
Floating rate	(0.3)	—	—	—	—	—	(0.3)

	Expected Maturity Date						Total $ million	Fair Value $ million
As at January 1, 2005 (continued)	Within 1 year $ million	1 - 2 years $ million	2 - 3 years $ million	3 - 4 years $ million	4 - 5 Years $ million	Over 5 years $ million
Transaction exposure derivatives	—	—	—	—	—	—	—	—
Off balance sheet hedging contracts (weighted average pay rate : 1.5613)	(77.8)	—	—	—	—	—	(77.8)	(77.8)
CANADIAN DOLLAR
Financial Assets
Cash and Deposits	51.3	—	—	—	—	—	51.3	51.3

Total	51.3	—	—	—	—	—	51.3	51.3

Floating rate	47.5	—	—	—	—	—	47.5
Interest free	3.8	—	—	—	—	—	3.8

Financial Liabilities
Borrowings	(0.1)	—	—	—	—	—	(0.1)	(0.1)
	—	—	—	—	—	—	—	—

Total	(0.1)	—	—	—	—	—	(0.1)	(0.1)

Fixed rate	—	—	—	—	—	—	—
Floating rate	(0.1)	—	—	—	—	—	(0.1)
Transaction exposure derivatives	0.2	—	—	—	—	—	0.2	0.8
Off balance sheet hedging contracts (weighted average pay rate : 2.4734)	(163.6)	—	—	—	—	—	(163.6)	(163.6)

OTHER
Financial Assets
Cash and Deposits	83.0	—	—	—	—	—	83.0	83.0
Other	—	2.7	—	—	—	—	2.7	2.7

Total	83.0	2.7	—	—	—	—	85.7	85.7

Floating rate	74.7	2.7	—	—	—	—	77.4
Interest free	8.3	—	—	—	—	—	8.3

Financial Liabilities
Borrowings	(13.9)	(1.7)	(1.7)	—	—	—	(17.3)	(17.3)
	—	—	—	—	—	—	—	—

Total	(13.9)	(1.7)	(1.7)	—	—	—	(17.3)	(17.3)

Fixed rate	—	(1.7)	(1.7)	—	—	—	(3.4)	(3.4)
Floating rate	(13.9)	—	—	—	—	—	(13.9)	(13.9)

Transaction exposure derivatives	—	—	—	—	—	—	—	2.1
Off balance sheet hedging contracts (weighted average rate : N/a)	(31.0)	—	—	—	—	—	(31.0)	(31.0)

TOTAL
Financial Assets
Cash and Deposits	365.4	—	—	—	—	—	365.4	365.4
Other	—	37.5	—	10.6	3.5	0.8	52.4	52.4

Total	365.4	37.5	—	10.6	3.5	0.8	417.8	417.8

Fixed rate	—	25.1	—	10.6	3.5	—	39.2
Floating rate	327.5	12.4	—	—	—	0.8	340.7
Interest free	37.9	—	—	—	—	—	37.9

Financial Liabilities
Borrowings	(33.6)	(4.4)	(4.1)	(2.4)	(1.8)	(775.5)	(821.8)	(880.8)

Total	(33.6)	(4.4)	(4.1)	(2.4)	(1.8)	(775.5)	(821.8)	(880.8)

Fixed rate	(6.5)	(4.4)	(4.1)	(2.4)	(1.8)	(7.5)	(26.7)
Floating rate	(27.1)	—	—	—	—	(768.0)	(795.1)
Interest free	—	—	—	—	—	—	—

Interest rate swaps
Notional amount	—	145.0	—	65.0	—	768.0	978.0	976.4
Book value	—	—	—	—	—	7.7	7.7	19.2
Transaction exposure derivatives	0.2	—	—	—	—	—	0.2	3.1
Off balance sheet hedging contracts	—	—	—	—	—	—	—	—

Debt Instruments

The following table shows principal amounts and the respective weighted average interest rates for the significant elements of debt:

	December 31, 2005		January 1, 2005
	Principal Amount	Weighted average rate	Principal amount	Weighted average rate
£150 million Bond	£150.0	8.0%	£150.0	8.0%
£250 million Bond	£250.0	6.1%	£250.0	6.1%
Leases	$17.7	7.3%	$23.2	7.2%
Bank Loans and Overdraft	$282.0	5.1%	$43.0	4.6%

To a large extent, the Company’s use of borrowings in currencies other than pounds sterling together with its use of derivative currency contracts (as shown in the table above) is for the purpose of managing the variability in shareholders’ funds resulting from the re-translation of its foreign net investments at current exchange rates.

The following table identifies the net exchange rate translation exposure remaining after taking account of such borrowings and currency derivatives:

December 31, 2005

Currency	Net assets excluding net funds $ million	Net (debt)/funds $ million	Net assets $ million
Pounds Sterling	119.8	(13.2)	106.6
U.S. Dollar	2,568.5	(394.7)	2,173.8
Euro	231.0	(73.0)	158.0
Canadian Dollar	410.4	(115.9)	294.5
Other	352.6	32.2	384.8

Total	3,682.3	(564.6)	3,117.7

January 1, 2005

Currency	Net assets excluding net funds $ million	Net (debt)/funds $ million	Net assets $ million
Pounds Sterling	107.8	(26.9)	80.9
U.S. Dollar	2,396.7	(315.2)	2,081.5
Euro	242.7	(49.7)	193.0
Canadian Dollar	371.3	(112.3)	259.0
Other	354.8	34.7	389.5

Total	3,473.3	(469.4)	3,003.9

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a – 15(e) and 15d – 15(e) under the Exchange Act) as of December 31, 2005 (“the Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in our periodic filings under the Exchange Act.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2005, there have not been any significant changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.

A. Audit committee financial expert

The members of the Audit Committee are all independent, non-executive members of the Board. The Board has determined that Mr. N.N Broadhurst qualifies as the Audit Committee Financial Expert.

B. Code of ethics

Code of Conduct and Ethics

The Company has adopted a Code of Conduct and Ethics which sets out the policies and principles of conduct to be followed by all our companies and applies to all directors, officers and employees who are expected to conduct Company business with integrity and in compliance with the laws of the countries in which we operate. The Code covers a number of important areas including fair competition and compliance with anti-trust and competition laws, employee health and safety laws and environmental laws. It also reaffirms our commitment to fair treatment of all employees, ethical and lawful behavior and sets out some general principles, which are important in dealing with suppliers and customers, and with governments and government agencies. The Code emphasizes the importance of employees protecting our intellectual property. Any waivers to the Code require the approval of the Board and will be published on the Company’s website. During 2005 no waivers have been either sought or granted. A complete copy of the Code can be viewed on our website www.tomkins.co.uk or a printed copy is available by application to the Company Secretary at the Company’s registered office.

The Company has also placed on its website, www.tomkins.co.uk, a general summary of the significant ways in which the Company’s corporate governance differs from that followed by domestic US companies under the New York Stock Exchange’s listing standards.

C. Principal accountant fees and services

The following table sets forth the aggregate fees billed to the Company for Fiscal 2005 and Fiscal 2004 by the Company’s principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, “Deloitte & Touche”).

	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million
Audit Services:
- Statutory audit	4.2	3.8
- Audit related regulatory services	1.1	0.2

	5.3	4.0
Further assurance services	0.5	1.1

	5.8	5.1
Tax services:
- Compliance services	0.5	1.1
- Advisory services	3.3	1.5

	3.8	2.6

Total fees	9.6	7.7

(1)	Audit fees include the review of the half year financial statements and work in connection with the filing of this Annual report on Form 20-F.
(2)	Compliance services are carried out as part of the statutory audit. Tax advisory services must be reported to the Audit Committee as set out below.
(3)	All other fees include advice on accounting matters and non-regulatory reporting. All such fees must be reported to the Audit Committee and approval is required from the Chairman of the Audit Committee.

The Audit Committee has adopted a policy regarding audit and non-audit services in consultation with its independent auditors Deloitte & Touche LLP. This policy is designed to ensure the independence of our independent auditors by expressly setting forth all services that the independent auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. The Audit Committee approves the engagement terms and fees of Deloitte & Touche LLP for all audit and non-audit services, including tax services, unless such approval is not required under the Securities and Exchange Act of 1934. The Audit Committee approved the engagement terms and fees of Deloitte & Touche for all services for the fiscal year ended December 31, 2005.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Item 19. Exhibits

1.1	Memorandum and Articles of Association of the Company. (4)

4.1	The rules of the Tomkins Executive Share Option Scheme No. 3. (1)

4.2	The rules of the Tomkins Executive Share Option Scheme No. 4. (1)

4.3	Service Agreement, dated February 11, 2002 between Tomkins plc and James Nicol (2)

4.4	Support Agreement, dated April, 29, 2003, between Tomkins plc, 2023103 Ontario Inc., and Stackpole Limited.(3)

4.5	Lock-up Agreement, dated April 29, 2003, between The Stackpole Corporation, Tomkins plc, and 2023103 Ontario Inc.(3)

4.6	Third Supplemental Trust Deed relating to the £750,000,000 Euro Medium Term Note Programme dated August 28, 2003(4).

4.7	Facility Agreement relating to the £400,000,000 multicurrency revolving credit agreement dated February 9, 2004(4).

4.8	The rules of the Tomkins 2005 Sharesave Scheme(5)

8.1	List of subsidiaries of the Company*.

12.1	Certification of CEO pursuant to Rule 13 (a) – 14(a) of the Securities Exchange Act of 1934*

12.2	Certification of CFO pursuant to Rule 13 (a) – 14(a) of the Securities Exchange Act of 1934*

13.1	Certification of CEO and CFO pursuant to Rule 13(a) – 14 (b) of the Securities and Exchange act of 1934 and 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*.

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2001.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002.
(3)	Incorporated by reference to the Company’s Transition Report on Form 20-F for the eight months ended December 31, 2002.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended January 3, 2004.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended January 1, 2005.
*	Filed herewith.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Report of independent registered public accounting firm

To the Board of Directors and shareholders of Tomkins plc

We have audited the accompanying consolidated balance sheets of Tomkins plc and subsidiaries (“the Company”) as of December 31, 2005, and January 1, 2005, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the fiscal years ended December 31, 2005, January 1, 2005 and January 3, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tomkins plc as of December 31, 2005 and January 1, 2005 and the results of its operations and its cash flows for the fiscal years ended December 31, 2005, January 1, 2005 and January 3, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, in fiscal 2005 the Company (1) changed the presentation of its consolidated statements of cash flows to include the cash flows from operating, investing, and financing activities of discontinued operations within the respective categories of operating, investing, and financing activities of the Company, and (2) separately restated the presentation within its statement of changes in shareholders’ equity. Fiscal 2004 and fiscal 2003 have both been retroactively restated to reflect these changes.

As discussed in Note 18 to the financial statements, the Company early adopted the provisions of Statement of Financial Accounting Standards No.123 (revised 2004), “Share-Based Payment” as of January 2, 2005.

/s/ Deloitte & Touche LLP

London, United Kingdom

March 10, 2006

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Consolidated statements of income

All numbers below are in millions USD, except per share data

	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Net sales	5,776.0	5,356.1	4,847.4
Cost of sales	(4,167.6)	(3,806.4)	(3,452.6)

Gross profit	1,608.4	1,549.7	1,394.8
Selling, general and administrative expenses	(1,084.4)	(1,038.5)	(958.7)
Goodwill impairment	—	—	(12.5)
Restructuring expenses	(39.0)	(34.1)	(38.0)

Operating income from continuing operations	485.0	477.1	385.6
Interest income	10.4	11.5	15.8
Interest expense	(34.8)	(34.9)	(30.2)
Other (expense)/income net	(65.2)	44.0	54.8

Income from continuing operations before taxes, minority interest and equity in net income of associates	395.4	497.7	426.0
Income tax (expense)/benefit	(68.8)	(103.2)	72.2
Minority interest in net income, net of tax charge of $6.0 million (2004 – $7.0 million, 2003 – $5.9 million)	(16.4)	(15.2)	(12.4)
Equity in net income of associates, net of tax charge of $0.4 million (2004 – $0.2 million, 2003 – $0.3 million)	1.2	0.9	0.8

Income from continuing operations	311.4	380.2	486.6
Loss from discontinued operations, net of tax charge of $0.1 million (2004 – tax charge of $4.2 million, 2003 – tax credit of $14.5 million)	—	(13.5)	(109.5)
Gain on disposal of discontinued operations, net of tax charge of $0.9 million (2004 – tax credit of $6.8 million, 2003 – tax charge of $11.9 million)	1.6	11.0	49.6

Net income	313.0	377.7	426.7
Gain on redemption of Redeemable convertible cumulative preference shares	—	—	17.4
Dividends on preferred shares	(29.1)	(28.5)	(47.1)

Net income attributable to common shareholders	283.9	349.2	397.0

Net income per common share
Basic
Income from continuing operations	0.37	0.46	0.59
Loss from discontinued operations	—	(0.02)	(0.14)
Gain on disposal of discontinued operations	—	0.01	0.06

Net income	$0.37	$0.45	$0.51

Diluted
Income from continuing operations	0.36	0.43	0.51
Loss from discontinued operations	—	(0.01)	(0.12)
Gain on disposal of discontinued operations	—	0.01	0.06

Net income	$0.36	$0.43	$0.45

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Consolidated statements of cash flows

All numbers below are in millions USD

	Year ended December 31, 2005 $ million	Restated* Year ended January 1, 2005 $ million	Restated* Year ended January 3, 2004 $ million
Cash flow from operating activities
Net income	313.0	377.7	426.7
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of associates	(1.2)	(1.6)	(1.1)
Depreciation and amortization	225.5	220.4	214.1
Impairment of goodwill	—	—	53.9
Impairment of property, plant and equipment	9.5	—	—
Gain on disposal of discontinued operations	(1.6)	(11.0)	(49.6)
Gain on sale of property, plant and equipment	(19.3)	(3.7)	(10.6)
Share-based compensation	15.4	6.6	10.6
Deferred income taxes	57.2	33.6	(7.2)
Minority interest	16.4	15.2	13.2
Dividends received from associates	0.5	0.7	0.8
Changes in assets and liabilities, net of effects of businesses acquired or sold
Decrease in taxes payable	(116.5)	(3.1)	(127.3)
Increase in accounts receivable	(56.7)	(61.0)	(35.2)
Decrease in prepaid expenses and other assets	10.2	20.8	7.2
Increase in inventories	(32.1)	(57.7)	(2.8)
Increase in accounts payable	21.0	100.4	17.2
(Decrease)/increase in other current liabilities (net)	(68.0)	(102.2)	20.0

Net cash provided by operating activities	373.3	535.1	529.9

Cash flows from investing activities
Purchases of property, plant and equipment	(260.3)	(287.9)	(230.1)
Proceeds from the sale of property, plant and equipment	43.2	15.9	44.2
Proceeds from the sale of discontinued operations	52.8	30.0	64.6
Purchase of investments	(0.1)	—	—
Sale of investments	0.2	—	—
New business acquisitions, net of cash acquired	(188.0)	(46.0)	(240.0)
Changes in restricted cash	(0.9)	(2.0)	(3.8)

Net cash used in investing activities	(353.1)	(290.0)	(365.1)

Cash flows from financing activities
Bank loans repayment	(89.1)	(15.7)	(83.8)
Bank loans drawn down	336.6	3.3	498.0
Repayment of overdrafts	(2.2)	(0.9)	—
Capital lease repayment	(5.1)	—	—
Issuance of common shares	0.8	2.2	1.1
Redemption of redeemable convertible cumulative preference shares	—	—	(604.5)
Proceeds on sale of treasury shares	5.3	—	—
Payments to acquire treasury shares	(4.4)	(7.5)	(4.0)
Dividend payments	(206.3)	(203.1)	(204.5)
Dividend paid to a minority shareholder in a subsidiary	(10.6)	(4.9)	(6.3)
Investment by/(repayment of capital to) a minority shareholder in a subsidiary	—	7.1	(1.3)

Net cash provided by/(used in) financing activities	25.0	(219.5)	(405.3)

Effect of exchange rate changes on cash and cash equivalents	(4.8)	16.1	5.0

Net increase/(decrease) in cash and cash equivalents	40.4	41.7	(235.5)
Cash and cash equivalents at beginning of period	356.0	314.3	549.8

Cash and cash equivalents at the end of the period	396.4	356.0	314.3

Supplemental schedule of investing and financing activities
Cash paid during the period for interest	(48.7)	(35.6)	(32.3)
Cash paid during the period for income taxes	(144.2)	(102.4)	(97.8)
Non cash investing and financing activities:
Capital lease additions	(3.6)	—	(7.0)

*	See Note 4.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Consolidated balance sheets

All numbers below are in millions USD, except share and per share data

	As at December 31, 2005 $ million	Restated* As at January 1, 2005 $ million
Assets
Current assets
Cash and cash equivalents	396.4	356.0
Restricted cash	9.2	9.4
Accounts receivable, net of allowances of $13.5 million (January 1, 2005: $11.7 million)	878.3	825.9
Inventories	749.3	703.8
Deferred income taxes	48.5	80.1
Prepaid expenses and other assets	118.3	128.1
Assets held for sale	23.0	61.8

Total current assets	2,223.0	2,165.1
Long-term assets
Property, plant and equipment	1,466.7	1,453.0
Goodwill	1,864.9	1,752.3
Intangible assets	80.7	57.7
Deferred income taxes	104.9	237.6
Other long-term assets	43.1	70.3

Total assets	5,783.3	5,736.0

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts, bank and other loans, current portion	69.7	31.5
Capital leases, current portion	4.1	6.5
Accounts payable	467.6	450.8
Other current liabilities	370.7	374.9
Taxes payable	186.1	290.7
Deferred income taxes	13.2	41.8
Liabilities related to assets held for sale	—	0.6

Total current liabilities	1,111.4	1,196.8
Long-term liabilities
Bank and other loans, less current portion	903.5	767.1
Capital leases, less current portion	17.1	16.7
Pension obligations	249.9	261.9
Post retirement obligations other than pensions	265.8	286.1
Deferred income taxes	74.8	163.6
Other long-term liabilities	43.1	39.9

Total liabilities	2,665.6	2,732.1

Minority interest	83.3	80.8
Shareholders’ equity
Common shares, par value 5p, authorized shares – 1,585,164,220; issued and outstanding shares – 774,495,124 (January 1, 2005: 773,889,884)	55.7	55.6
Convertible cumulative preference shares of $50; Authorized shares – 13,920,000; Issued and outstanding shares – 10,462,774 (January 1, 2005: 10,506,721)	523.1	525.4
Treasury shares	(10.9)	(11.4)
Additional paid-in capital	179.1	160.5
Restricted reserves	717.6	717.6
Retained earnings	1,801.2	1,697.8
Accumulated other comprehensive loss	(231.4)	(222.4)

Total shareholders’ equity	3,034.4	2,923.1

Total liabilities and shareholders’ equity	5,783.3	5,736.0

*	See Note 4.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Consolidated statements of changes in shareholders’ equity

All numbers below are in millions USD, except share and per share data

	Common shares		Convertible cumulative preferred shares		Treasury shares
	Number of shares thousands	Restated* $ million	Number of shares thousands	Restated* $ million	Number of shares thousands	Restated* $ million	Restated* Additional paid-in capital $ million	Restated* Restricted reserves $ million	Retained earnings $ million
As at December 31, 2002	772,973	55.5	10,507	525.4	1,827	(3.1)	143.2	95.7	1,904.8
Comprehensive income
Net income	—	—	—	—	—	—	—	—	426.7
Gain on redemption of Redeemable convertible cumulative preference shares	—	—	—	—	—	—	—	—	17.4
Minimum pension liability adjustments	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—
Total comprehensive income/(loss)									444.1
Other changes in shareholders’ equity
Common shares issued	289	—	—	—	—	—	1.1	—	—
Treasury shares acquired	—	—	—	—	899	(4.0)	—	—	—
Cost of share-based compensation	—	—	—	—	—	—	10.6	—	—
Transfer of treasury shares	—	—	—	—	(97)	0.3	(0.3)	—	—
Transfer to restricted reserves on redemption of Redeemable convertible cumulative preference shares	—	—	—	—	—	—	—	621.9	(621.9)
Dividends on preferred shares
– Redeemable convertible cumulative preference shares – 4.344 per cent	—	—	—	—	—	—	—	—	(17.7)
– Convertible cumulative preference shares – 5.56 per cent	—	—	—	—	—	—	—	—	(29.4)
Dividends on common shares – 12.6p per share	—	—	—	—	—	—	—	—	(158.8)

As at January 3, 2004	773,262	55.5	10,507	525.4	2,629	(6.8)	154.6	717.6	1,521.1
Comprehensive income
Net income	—	—	—	—	—	—	—	—	377.7
Minimum pension liability adjustments	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—
Total comprehensive income/(loss)									377.7
Other changes in shareholders’ equity
Common shares issued	628	0.1	—	—	—	—	2.2	—	—
Treasury shares acquired	—	—	—	—	(712)	2.9	(2.9)	—	—
Cost of share-based compensation	—	—	—	—	—	—	6.6	—	—
Transfer of treasury shares	—	—	—	—	1,583	(7.5)	—	—	—
Dividends on preferred shares – Convertible cumulative preference shares – 5.56 per cent	—	—	—	—	—	—	—	—	(28.5)
Dividends on common stock – 12.2p per share	—	—	—	—	—	—	—	—	(172.5)

As at January 1, 2005	773,890	55.6	10,507	525.4	3,500	(11.4)	160.5	717.6	1,697.8
Comprehensive income
Net income	—	—	—	—	—	—	—	—	313.0
Unrealized gain on available-for-sale investments	—	—	—	—	—	—	—	—	—
Realized gain on available-for-sale investments	—	—	—	—	—	—	—	—	—
Minimum pension liability adjustments	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—
Total comprehensive income/(loss)									313.0
Other changes in shareholders’ equity
Common shares issued	176	—	—	—	—	—	0.7	—	—
Conversions of Convertible cumulative preference shares	429	0.1	(44)	(2.3)	—	—	2.2	—	—
Treasury shares acquired	—	—	—	—	860	(4.4)	—	—	—
Cost of share-based compensation	—	—	—	—	—	—	15.4	—	—
Transfer or sale of treasury shares	—	—	—	—	(1,130)	4.9	0.3	—	—
Dividends on preferred shares – Convertible cumulative preference shares – 5.56 per cent	—	—	—	—	—	—	—	—	(29.1)
Dividends on common shares – 13.23p per share	—	—	—	—	—	—	—	—	(180.5)

As at December 31, 2005	774,495	$55.7	10,463	$523.1	3,230	$(10.9)	$179.1	$717.6	$1,801.2

*	See Note 4.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Consolidated statements of changes in shareholders’ equity

continued

	Comprehensive income
	Accumulated other comprehensive income						Shareholders’ equity
	Restated* Exchange translation reserve $ million	Available– for-sale reserve $ million	Minimum pension liability $ million	Tax effect $ million	Restated* Total $ million	Restated* Total $ million	Total $ million
As at December 31, 2002	(140.7)	—	(261.4)	93.1	(309.0)		2,412.5
Comprehensive income
Net income	—	—	—	—	—	426.7	426.7
Gain on redemption of Redeemable convertible cumulative preference shares	—	—	—	—	—	17.4	17.4
Minimum pension liability adjustments	—	—	38.9	(7.7)	31.2	31.2	31.2
Foreign currency translation	7.4	—	—	—	7.4	7.4	7.4
Total comprehensive income/(loss)	7.4	—	38.9	(7.7)	38.6	482.7
Other changes in shareholders’ equity
Common shares issued	—	—	—	—	—		1.1
Treasury shares acquired	—	—	—	—	—		(4.0)
Cost of share-based compensation	—	—	—	—	—		10.6
Transfer of treasury shares	—	—	—	—	—		—
Transfer to restricted reserves on redemption of Redeemable convertible cumulative preference shares	—	—	—	—	—		—
Dividends on preferred shares
– Redeemable convertible cumulative preference shares –4.344 per cent	—	—	—	—	—		(17.7)
– Convertible cumulative preference shares – 5.56 per cent	—	—	—	—	—		(29.4)
Dividends on common shares – 12.6p per share	—	—	—	—	—		(158.8)

As at January 3, 2004	(133.3)	—	(222.5)	85.4	(270.4)		2,697.0
Comprehensive income
Net income	—	—	—	—	—	377.7	377.7
Minimum pension liability adjustments	—	—	13.7	(8.0)	5.7	5.7	5.7
Foreign currency translation	42.3	—	—	—	42.3	42.3	42.3
Total comprehensive income/(loss)	42.3	—	13.7	(8.0)	48.0	425.7
Other changes in shareholders’ equity
Common shares issued	—	—	—	—	—		2.3
Treasury shares acquired	—	—	—	—	—		—
Cost of share-based compensation	—	—	—	—	—		6.6
Transfer of treasury shares	—	—	—	—	—		(7.5)
Dividends on preferred shares – Convertible cumulative preference shares – 5.56 per cent	—	—	—	—	—		(28.5)
Dividends on common stock – 12.2p per share	—	—	—	—	—		(172.5)

As at January 1, 2005	(91.0)	—	(208.8)	77.4	(222.4)		2,923.1
Comprehensive income
Net income	—	—	—	—	—	313.0	313.0
Unrealized gain on available-for-sale investments	—	1.3	—	(0.6)	0.7	0.7	0.7
Realized gain on available-for-sale investments	—	(1.0)	—	—	(1.0)	(1.0)	(1.0)
Minimum pension liability adjustments	—	—	(57.0)	17.7	(39.3)	(39.3)	(39.3)
Foreign currency translation	50.4	—	—	(19.8)	30.6	30.6	30.6
Total comprehensive income/(loss)	50.4	0.3	(57.0)	(2.7)	(9.0)	304.0
Other changes in shareholders’ equity
Common shares issued	—	—	—	—	—		0.7
Conversions of Convertible cumulative preference shares	—	—	—	—	—		—
Treasury shares acquired	—	—	—	—	—		(4.4)
Cost of share-based compensation	—	—	—	—	—		15.4
Transfer or sale of treasury shares	—	—	—	—	—		5.2
Dividends on preferred shares – Convertible cumulative preference shares – 5.56 per cent	—	—	—	—	—		(29.1)
Dividends on common shares – 13.23p per share	—	—	—	—	—		(180.5)

As at December 31, 2005	$(40.6)	$0.3	$(265.8)	$74.7	$(231.4)		$3,034.4

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

1. NATURE OF OPERATIONS

Tomkins plc and its subsidiaries (together, the “Company”) comprise a global engineering and manufacturing business. With effect from January 2, 2005, the Company was reorganized for management reporting purposes into two business groups: Industrial & Automotive and Building Products.

Industrial & Automotive manufactures a wide range of systems and components for car, truck and industrial equipment manufacturing markets, and industrial and automotive aftermarkets throughout the world through five operating segments: Power Transmission, Fluid Power, Wiper Systems, Fluid Systems and Other Industrial & Automotive.

Building Products is comprised of two operating segments: Air Systems Components and Other Building Products. Air Systems Components supplies the industrial and residential heating, ventilation and air conditioning market mainly in North America. Other Building Products manufactures a variety of products for the building and construction industries mainly in North America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of consolidation

The consolidated financial statements include the accounts of Tomkins plc and its subsidiaries.

A subsidiary is an entity controlled, either directly or indirectly, by the Company, where control is the power to govern the financial and operating policies of the entity so as to obtain benefit from its activities. The income and expenses of a subsidiary acquired during the period are included in the Company’s income and expenses from the date of acquisition. The income and expenses of a subsidiary sold during the period are included in the Company’s income and expenses up to the date of disposal.

Transactions between Tomkins plc and its subsidiaries or between fellow subsidiaries, and any balances and unrealized gains and losses arising from such transactions, are eliminated on consolidation.

As at December 31, 2005, the carrying amount of minority interests in subsidiaries that were not wholly owned by the Company was $83.3 million (January 1, 2005: $80.8 million), which comprised the following outside ownership interests:

As at December 31, 2005 and January 1, 2005:
Gates Korea Company Limited	49%
Gates Unitta India Private Company Limited	49%
Gates Unitta Korea Company Limited	49%
Gates Unitta Power Transmission (Suzhou) Limited	49%
Gates Unitta Power Transmission (Shanghai) Limited	49%
Gates Unitta Asia Company Limited	49%
Gates Unitta Asia Trading Company Pte Limited	49%
Gates Unitta (Thailand) Company Limited	49%
Schrader – Lu Hai Rubber Metal (Kunshan) Company Limited	40%

Where accumulated losses applicable to a minority interest in a subsidiary exceed the minority’s interest in the equity of the subsidiary, the excess is allocated to the Company’s interest in the subsidiary, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover its share of the accumulated losses.

During fiscal 2005, fiscal 2004 and fiscal 2003, there were no variable interest entities in which the Company was deemed to be the primary beneficiary.

B. Associates

An associate is an entity over which Tomkins plc, either directly or indirectly, is in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies of the entity. Associates are accounted for using the equity method whereby the Company’s share of the earnings or losses of associates are included in consolidated net income and the Company’s share of the net assets of its associates is included within other long-term assets.

Gains and losses recognized by Tomkins plc or its subsidiaries on transactions with an associate are eliminated to the extent of the Company’s interest in the associate concerned.

As at December 31, 2005, the carrying amount of the Company’s interests in associates was $7.6 million (January 1, 2005: $7.1 million), which comprised the following ownership interests:

As at December 31, 2005 and January 1, 2005:
Dongfeng-Fuji-Thomson Thermostat Co. Limited	32%
Ideal International SA	40%
Pyung Hwa CMB Co. Limited	21%
Schrader Duncan Ltd	50%

Losses of an associate in excess of the Company’s interest in the associate are not recognized, except to the extent that the Company has incurred obligations on behalf of the associate.

C. Foreign currency translation

At entity level, transactions denominated in currencies other than the entity’s functional currency are translated into the entity’s functional currency at the exchange rate ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rate ruling on the balance sheet date. Currency translation differences are recognized in the statement of income for the period.

On consolidation, the results of operations of entities whose functional currency is other than the US dollar are translated into US dollars at the average exchange rate for the period and their assets and liabilities are translated into US dollars at the exchange rate ruling on the balance sheet date. Currency translation differences are recognized within other comprehensive income as a separate component of shareholders’ equity. In the event that such an operation is sold, the cumulative currency translation differences that are attributable to the operation are reclassified to income.

In the statement of cash flows, the cash flows of operations whose functional currency is other than the US dollar are translated into US dollars at the average exchange rate for the period.

D. Revenue recognition

Revenue from the sale of goods is recognized only when there is persuasive evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and the collectibility of revenue is reasonably assured. Revenue is measured at the invoiced amount net of returns, early settlement discounts, rebates and sales taxes. The Company accrues for rebates pursuant to specific arrangements with certain of its customers, primarily in the aftermarket. Rebates generally provide for price reductions based upon the achievement of specified purchase volumes and are recorded as a reduction in revenue when recognized.

Revenue on long-term contracts is recognized by the percentage-of-completion method determined by comparing contract costs incurred for work performed to date to estimated total contract costs. Losses on contracts, if any, are recognized in the period when such losses become probable and can be reasonably estimated.

Revenue recognized on long-term contracts in fiscal 2005 was $235.3 million (fiscal 2004: $149.5 million; fiscal 2003: $164.8 million), of which $31.5 million in fiscal 2004 and $68.8 million in fiscal 2003 related to discontinued operations. As at December 31, 2005, amounts billed but not yet received in respect of long-term contracts amounted to $37.1 million (January 1, 2005: $27.8 million), including customer retentions of $5.7 million (January 1, 2005: $1.2 million).

Interest income is accrued on a time basis using the effective interest method.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E. Product development costs

Research and development expenditure is charged to income in the period in which it is incurred. Research and development expenses were $84.8 million in fiscal 2005, $93.7 million in fiscal 2004 and $95.6 million in fiscal 2003.

F. Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits available on demand and other short-term, highly liquid investments with maturities on acquisition of 90 days or less.

G. Restricted cash

Restricted cash comprises cash balances pledged or advanced as collateral in the ordinary course of business.

H. Inventory

Inventories are stated at the lower of cost or market, with due allowance for any excess, obsolete or slow moving items based on management’s review of on-hand inventories compared to historical and estimated future sales and usage profiles.

Cost represents the expenditure incurred in bringing inventories to their existing location and condition, which may include the cost of raw materials, direct labor costs, other direct costs and related production overheads. Cost is generally determined on a first in, first out (“FIFO”) basis, but the cost of certain inventories is determined on a last in, first out (“LIFO”) basis. As at December 31, 2005, inventories whose cost was determined on a LIFO basis represented 35 per cent (January 1, 2005: 37 per cent) of the total carrying amount of inventories. As at December 31, 2005, the replacement cost of inventories whose cost was determined on a LIFO basis exceeded their carrying values by $8.5 million (January 1, 2005: $1.6 million).

I. Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any recognized impairment losses. Major improvements are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

Freehold land and assets under construction are not depreciated. Depreciation of property, plant and equipment, other than freehold land and assets under construction, is generally provided on a straight-line basis so as to charge the depreciable amount to expense over the estimated useful life of the asset concerned. The estimated useful lives of items of property, plant and equipment are in the following ranges:

Freehold buildings and long leasehold land and buildings	10 to 50 years
Short leasehold land and buildings	Length of lease
Plant, equipment and vehicles	2 to 20 years

Interest costs attributable to funding the construction of major items of property, plant and equipment are capitalized and amortized over the estimated useful life of the asset concerned. Interest capitalized is determined by reference to the average interest rate on outstanding borrowings. In fiscal 2005 interest costs of $13.8 million were capitalized (fiscal 2004: $11.7 million; fiscal 2003: $7.2 million).

J. Goodwill

Business combinations are accounted for in accordance with SFAS 141 “Business Combinations”.

Goodwill arises on the acquisition of subsidiaries and associates and represents any excess of the cost of the acquired entity over the Company’s interest in the fair value of the entity’s identifiable assets, liabilities and contingent liabilities determined at the date of acquisition. Goodwill is not amortized but is tested at least annually for impairment and carried at cost less any recognized impairment losses.

K. Other intangible assets

Intangible assets are stated at cost less accumulated amortization and any recognized impairment losses. All intangible assets recognized by the Company are considered to have finite useful lives.

(I) ASSETS ACQUIRED IN BUSINESS COMBINATIONS

An intangible resource acquired in a business combination is recognized as an intangible asset if it is separable from the acquired business or arises from contractual or other legal rights. An acquired intangible asset is amortized on a straight-line basis so as to charge its cost, which represents its fair value at the date of acquisition, to expense over its expected useful life. Acquired intangible assets mainly comprise patents and technology, customer relationships and intellectual property. The expected useful lives of these assets are in the range 8 to 15 years and the weighted average expected useful life is 11 years.

(II) COMPUTER SOFTWARE

Computer software that is not integral to an item of property, plant and equipment is recognized separately as an intangible asset. Non-integral computer software is amortized on a straight-line basis so as to charge its cost to expense over its expected useful life. The expected useful lives of non-integral computer software are in the range 3 to 5 years.

L. Impairment of long-lived assets

(I) LONG-LIVED ASSETS OTHER THAN GOODWILL

Long-lived assets to be held and used, including intangible assets, are reviewed for impairment when events or circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The carrying value of a long-lived asset or asset group is considered to be impaired when the undiscounted expected future cash flows from the asset or asset group are less than its carrying amount. In that event, an impairment loss is recognized to the extent that the carrying amount of the asset or asset group exceeds its fair value. Fair value is determined based on quoted market prices, where available, or is estimated as the present value of the expected future cash flows from the asset or asset group discounted at a rate commensurate with the risk involved.

(II) GOODWILL

At the time of the business combination to which it relates, goodwill is allocated to one or more reporting units. Goodwill is tested at least annually for impairment. Firstly, to identify potential impairment of the goodwill, the fair value of the reporting unit to which the goodwill is allocated is compared with its carrying amount. Fair value is determined based on quoted market prices, where available, or is estimated as the present value of the expected future cash flows from the reporting unit discounted at a rate commensurate with the risk involved. Secondly, if the carrying amount of the reporting unit, including the goodwill, exceeds its fair value, the goodwill is tested for impairment based on its implied fair value. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over the fair value of its identifiable assets, liabilities and contingent liabilities at the date of the impairment test. An impairment loss is recognized if and to the extent that the carrying amount of the goodwill exceeds its implied fair value.

M. Investments

Listed investments are classified as available-for-sale and are measured at fair value. Changes in their fair values are recognized in other comprehensive income except to the extent that they represent an other than temporary impairment in which case the impairment loss is recognized in income. Accumulated gains and losses recognized in other comprehensive income are reclassified to income in the event that they are realized on the disposal of the investments. Available-for-sale investments are included within other non-current assets. As at December 31, 2005, their carrying amount was $3.8 million (January 1, 2005: $3.1 million). During fiscal 2005, a gain of $1.3 million was reclassified to income on the disposal of available-for-sale investments.

N. Derivative financial instruments

The Company uses derivative financial instruments, principally foreign currency swaps, forward foreign currency contracts and interest rate swaps, to reduce its exposure to exchange rate and interest rate movements. The Company does not hold or issue derivatives for speculative or trading purposes.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative financial instruments are recognized as assets and liabilities measured at their fair values at the balance sheet date. Changes in their fair values are recognized in income and this is likely to cause volatility in situations where the carrying amount of the hedged item is either not adjusted to reflect fair value changes arising from the hedged risk or is so adjusted but that adjustment is not recognized in income. Provided the conditions specified by SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” are met, hedge accounting may be used to mitigate this volatility.

Prior to fiscal 2005, the Company chose not to adopt the hedge accounting provisions of SFAS 133. During fiscal 2005, management reviewed its policy towards hedge accounting and decided to use hedge accounting in certain circumstances. With effect from fiscal 2005, the Company does not generally apply hedge accounting to transactional foreign currency hedging relationships, such as hedges of forecast or committed transactions. It does, however, apply hedge accounting to translational foreign currency hedging relationships and to hedges of its interest rate exposures where it is permissible to do so under SFAS 133. When hedge accounting is used, the relevant hedging relationships are classified as a fair value hedge, a cash flow hedge or, in the case of a hedge of the Company’s net investment in a foreign operation, a net investment hedge.

Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability is adjusted by the increase or decrease in its fair value attributable to the hedged risk and the resulting gain or loss is recognised in income where, to the extent that the hedge is effective, it offsets the change in the fair value of the hedging instrument.

Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent the hedge is effective, changes in the fair value of the hedging instrument are recognized in other comprehensive income rather than in income. Accumulated gains and losses recognized in other comprehensive income in relation to a cash flow hedge are reclassified to income in the same period or periods during which the hedged transaction affects income. Accumulated gains and losses recognized in other comprehensive income in relation to a net investment hedge are reclassified to income in the event of the disposal of the foreign operation.

Derivative financial instruments are classified as current assets or liabilities unless they qualify for hedge accounting under SFAS 133 and the hedged item is classified as a non-current asset or liability.

Derivatives embedded in non-derivative host contracts are recognized separately as derivative financial instruments when their risks and characteristics are not closely related to those of the host contract and the host contract is not stated at its fair value with changes in its fair value recognized in the income statement.

O. Leases

Leases that confer rights and obligations similar to those that attach to owned assets and meet the conditions specified by SFAS 13 “Accounting for Leases” are classified as capital leases. All other leases are classified as operating leases.

Assets held under capital leases are included within property, plant and equipment, initially measured at their fair value or, if lower, the present value of the minimum lease payments, and a corresponding liability is recognized within capital lease obligations. Subsequently, the assets are depreciated on a basis consistent with similar owned assets or over the term of the lease, if shorter. On commencement of the lease, the lease rentals are apportioned between an interest element and a capital element so as to produce a constant periodic rate of interest on the outstanding liability. Thereafter, the interest element is recognised in expense while the capital element is applied to reduce the outstanding liability. As at December 31, 2005, the cost of assets held under capital leases was $57.5 million (January 1, 2005: $64.9 million) and accumulated depreciation recognized in respect of those assets was $37.8 million (January 1, 2005: $40.5 million).

Operating lease rentals, and any incentives receivable, are recognized in expense on a straight-line basis over the term of the lease.

P. Post-retirement benefits

Post-retirement benefits comprise pension benefits provided to employees throughout the world and other benefits, mainly healthcare, provided to certain employees in North America. The plans are structured to accord with local conditions and practices in each country and include defined contribution and defined benefit plans.

The Company accounts for its post-retirement benefit plans in accordance with SFAS 87, “Employers’ Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Post-retirement Benefits other than Pensions”. The principle underlying these accounting standards is that the cost of providing these benefits is recognized in income on a smoothed basis over the service lives of the participating employees.

For defined contribution plans, the cost of providing the benefits represents the Company’s contributions to the plans and is recognized in income in the period in which the contributions fall due.

For defined benefit plans, the cost of providing the benefits is determined based on actuarial valuations of each of the plans that are carried out annually by independent qualified actuaries at a date not more than three months before the Company’s fiscal year end. Plan assets (if any) are measured at a market-related value that smoothes the effect of short-term market fluctuations in asset values. Benefit obligations are measured using the projected unit credit method.

The net periodic cost comprises the service cost, the interest cost, the expected return on plan assets (if any), and the amortization of the prior service cost, the actuarial gain or loss and any unrecognized obligation or asset that existed on initial application by the Company of SFAS 87 and SFAS 106. The service cost represents the present value of benefits attributed to services rendered by employees during the period. The interest cost represents the increase in the projected benefit obligation (which is the present value of accrued benefits including assumed future salary increases) due to the passage of time. The discount rate used reflects the rates available on high-quality fixed-income debt instruments at the date of the plan valuation. Prior service costs resulting from plan amendments are recognized on a straight-line basis over the remaining service lives of participating employees.

Actuarial gains and losses represent differences between the expected and actual returns on the plan assets, gains and losses on the plan liabilities and the effect of changes in actuarial assumptions. The Company uses the so-called “corridor approach” whereby to the extent that they exceed 10 per cent of the greater of the market related value of the plan assets and the projected benefit obligation at the beginning of the fiscal year, they are amortized to income over the average remaining service lives of participating employees.

Gains and losses on settlements and curtailments are generally recognized in income in the period in which the curtailment or settlement occurs in accordance with SFAS 88 “Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”.

An additional liability is recognized to the extent that the accumulated benefit obligation (the present value of accrued benefits without allowance for future salary increases) exceeds the fair value of the plan assets. Where an additional minimum liability is recognized, an intangible asset is recognized up to the amount of any unrecognized prior service cost and any unrecognized transition obligation. Any amount not recognized as an intangible asset is reported in other comprehensive income.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Q. Share-based payments

Share-based compensation is provided to employees under the Company’s share option, bonus and other share award schemes.

The Company adopted SFAS 123R “Share-Based Payment” using the modified prospective method with an effective date of January 2, 2005, whereby the standard was applied prospectively to the unvested portion of awards that were outstanding as at January 1, 2005 and all awards granted, modified or settled on or after January 2, 2005.

Accordingly, the compensation expense recognized in fiscal 2005 was based on the fair value of the unvested awards, where appropriate measured using an option-pricing model. For equity-settled awards, the fair value is determined at the date of grant and is not subsequently re-measured unless the conditions on which the award was granted are modified. For cash-settled awards, the fair value is determined at the date of grant and is re-measured at each balance sheet date until the liability is settled. Generally, the compensation expense is recognized on a straight-line basis over the vesting period. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or non-market performance conditions.

Prior to adopting SFAS 123R, the Company accounted for stock based compensation in accordance with APB 25 “Accounting for Stock Issued to Employees”, whereby the compensation expense was based on the intrinsic value of the unvested awards determined at the measurement date. The measurement date was the first date on which both the number of shares that were subject to the award and the option or purchase price, if any, was known. Adjustments for forfeitures were made to the compensation expense in the period in which they occurred.

The Company’s financial statements for fiscal 2004 and fiscal 2003 have not been restated to reflect the adoption of SFAS 123R. If the Company had accounted for the plans using the fair value method prescribed in SFAS 123, “Accounting for Stock-Based Compensation”, the Company’s net income and net income per common share in fiscal 2004 and fiscal 2003 would have been as follows:

	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Reported net income	377.7	426.7
Deduct: Compensation expense determined under SFAS 123, net of tax	(6.8)	(4.9)
Add back: Compensation expense determined under APB 25, net of tax	4.2	7.2

Pro forma net income	375.1	429.0

Pro forma net income per common share
Basic	$0.45	$0.52
Diluted	$0.43	$0.45

R. Product warranties

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

FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee.

The requirements of FIN 45 are applicable to the Company’s product warranty liability and certain guarantees. The Company’s guarantees issued subject to the recognition and disclosure requirements of FIN 45 as at December 31, 2005 and January 1, 2005 were not material. As at December 31, 2005 the Company’s product warranty liability recorded in other accrued liabilities was $10.7 million (January 1, 2005: $10.8 million). The following table summarizes the activity related to the product warranty liability during fiscal 2005 and 2004.

	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million
Balance at the beginning of the period	10.8	12.8
Provision for warranties issued	2.2	2.0
Payments	(2.1)	(4.4)
Foreign currency translation	(0.2)	0.4

Balance at the end of the period	10.7	10.8

Provision is made for the cost of product recalls if management consider it probable that it will be necessary to recall a specific product and the amount can be reasonably estimated.

S. Income taxes

Current tax is the amount of tax payable or recoverable in respect of the taxable profit or loss for the period. Taxable profit differs from accounting profit because it excludes items of income or expense recognized for accounting purposes that are either not taxable or deductible for tax purposes or are taxable or deductible in other periods. Current tax is calculated using tax rates that have been enacted at the balance sheet date.

The Company recognizes provisions in respect of uncertain tax positions whereby additional current tax may become payable in future periods following the audit by the tax authorities of previously filed tax returns. Provisions for uncertain tax positions are based upon management’s assessment of the likely outcome of issues associated with assumed permanent differences, interest that may be applied to temporary differences, the possible disallowance of tax credits and penalties and are classified as current liabilities. Provisions for uncertain tax positions are reviewed regularly and are adjusted to reflect events such as the expiry of limitation periods for assessing tax, administrative guidance given by the tax authorities and court decisions.

Deferred tax is tax expected to be payable or recoverable on differences between the carrying amount of an asset or a liability and its tax base used in the computation of taxable profit. Deferred tax is accounted for using the liability method, whereby deferred tax assets and liabilities are generally recognised for all temporary differences based on enacted tax rates. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax asset will not be realized.

Deferred tax is provided on temporary differences arising on investments in foreign subsidiaries, except where the Company intends, and is able, to reinvest such amounts indefinitely.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

T. Assets held for sale and discontinued operations

Assets are classified as held for sale if their carrying amount will be recovered by sale rather than by continuing use in the business. For this to be the case, the asset must be available for immediate sale in its present condition, management must be committed to and have initiated a plan to sell the asset which, when initiated, was expected to result in a completed sale within twelve months. An extension of the period required to complete the sale does not preclude the asset from being classified as held for sale, provided the delay was for reasons beyond the Company’s control and management remains committed to its plan to sell the asset.

Assets that are classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Fair value is determined using quoted market prices, where available, or estimated based on the expected future cash flows from the asset or asset group concerned discounted at a rate commensurate with the risk involved. Long-lived assets classified as held for sale are no longer subject to depreciation.

Assets that are to be disposed of other than by sale are classified as held and used until the disposal occurs.

Discontinued operations comprise those operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company’s activities and have either been disposed of or satisfy the criteria to be classified as held for sale.

U. Reclassification of amounts reported in prior years

Certain amounts reported in prior years have been reclassified to conform to the presentation used in fiscal 2005.

Computer software that is not integral to an item of property, plant and equipment has been reclassified from property, plant and equipment to other intangible assets. As at January 1, 2005, the carrying amount of such software was $8.6 million.

Derivative financial instruments held to hedge the Company’s translational foreign currency exposures that were previously included in the carrying amount of bank overdrafts were reclassified to accounts payable. As at January 1, 2005, the carrying amount of such derivative financial instruments was $13.0 million.

V. Use of estimates

When applying the Company’s accounting policies, management must make assumptions and estimates concerning the future that affect the carrying amounts of assets and liabilities at the balance sheet date, the disclosure of contingencies that existed at the balance sheet date and the amounts of revenue and expenses recognized during the accounting period. Estimates and assumptions are particularly important in accounting for post-retirement benefits, impairment of long-lived assets, product warranties and income taxes. Estimates and assumptions used are based on factors such as historical experience, the observance of trends in the industries in which the Company operates and information available from the Company’s customers and other outside sources. Due to the inherent uncertainty involved in making assumptions and estimates, actual outcomes could differ from those assumptions and estimates.

W. Non-statutory accounts

The accompanying financial statements do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. The Company’s statutory accounts for fiscal 2005, that have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted for use in the European Union and on which the Company’s auditors, Deloitte & Touche LLP, have given an unqualified report that did not contain a statement under section 237(2) or (3) of the Companies Act 1985, will be filed with the Registrar of Companies for England and Wales following the Company’s Annual General Meeting on May 22, 2006.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

A. Accounting pronouncements adopted during the year

SFAS 123R “SHARE-BASED PAYMENT”

Share based compensation is provided to employees under the Company’s share option, bonus and other share award plans, whereby the participating employees receive rights over shares in Tomkins plc. In previous periods, the Company accounted for these plans in accordance with APB 25 “Accounting for Stock Issued to Employees”, which required that the compensation cost was measured on the basis of the intrinsic value of the awards at the grant date.

In December 2004, the FASB issued SFAS 123R “Share-Based Payment” which requires companies to measure the cost of share based compensation plans on the basis of the fair value of the awards. SFAS 123R supersedes APB 25.

Under SFAS 123R, the fair value of equity-settled awards is determined at the date of grant and is not subsequently re-measured unless the conditions on which the award was granted are modified. For cash-settled awards, the fair value is determined at the date of grant and is re-measured at each balance sheet date until the liability is settled. Generally, the compensation cost is recognised on a straight-line basis over the vesting period. Adjustments are made to reflect actual and expected forfeitures during the vesting period due to failure to satisfy service conditions or non-market performance conditions.

The Company adopted SFAS 123R using the modified prospective method with an effective date of January 2, 2005, whereby SFAS 123R has been applied prospectively to the unvested portion of awards that were outstanding as of January 1, 2005 and all awards granted, modified or settled on or after January 2, 2005. The financial impact of adopting SFAS 123R is discussed in Note 18.

B. New accounting pronouncements not yet adopted

SFAS 154 “ACCOUNTING CHANGES AND ERROR CORRECTIONS”

In May 2005, the FASB issued SFAS 154 “Accounting Changes and Error Corrections” which requires retrospective application to the financial statements of prior periods to reflect changes in accounting principle and redefines the term “restatement” as the revising of previously issued financial statements to reflect the correction of an error. Under retrospective application, the new accounting principle is applied as at the beginning of the first period presented as if that principle had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as at the beginning of the first period presented and the offsetting adjustments are recorded to opening retained earnings. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material effect on its consolidated financial position, results of operations or cash flows.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

4. RESTATEMENT OF INFORMATION PRESENTED IN PRIOR YEARS

A. Statements of cash flows

Subsequent to the issuance of the Company’s consolidated financial statements for fiscal 2004, the United States Securities & Exchange Commission issued guidance to the effect that the cash flows associated with discontinued operations should not be presented as a single line item within the consolidated statements of cash flows. Accordingly, during fiscal 2005 the Company changed the presentation of its statements of cash flows to include the cash flows from discontinued operations within the categories of operating, investing, and financing activities. A summary of the effects of the change in presentation on the consolidated statements of cash flows for fiscal 2004 and fiscal 2003 is as follows:

	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Net cash provided by operating activities
Previously reported	526.4	550.9
Net cash flows from discontinued operations	8.7	(21.0)

Restated	535.1	529.9

Net cash used in investing activities
Previously reported	(285.0)	(355.4)
Net cash flows from discontinued operations	(5.0)	(9.7)

Restated	(290.0)	(365.1)

Reported net cash used in financing activities in fiscal 2004 and fiscal 2003 was unaffected by the restatement.

B. Statements of changes in shareholders’ equity

Subsequent to the issuance of the Company’s consolidated financial statements for fiscal 2004, management determined that certain shareholders’ equity accounts were translated from the Company’s functional currency to the reporting currency using current exchange rates rather than historical exchange rates. As a result, the consolidated statements of changes in shareholders’ equity for fiscal 2004 and fiscal 2003 and the consolidated balance sheets as at January 1, 2005 and January 3, 2004 have been restated from the amounts previously reported. The restatement did not have any impact on the Company’s previously reported net income, total shareholders’ equity or cash flows and may be analyzed as follows:

	As at January 1, 2005		As at January 3, 2004		As at December 31, 2002
	Previously reported $ million	Restated $ million	Previously reported $ million	Restated $ million	Previously reported $ million	Restated $ million
Common stock	74.3	55.6	69.3	55.5	62.3	55.5
Convertible cumulative preferred shares	647.4	525.4	603.6	525.4	542.9	525.4
Treasury shares	(17.1)	(11.4)	(11.5)	(6.8)	(6.6)	(3.1)
Additional paid-in capital	208.0	160.5	190.3	154.6	161.5	143.2
Restricted reserves	886.8	717.6	826.8	717.6	107.2	95.7
Retained earnings	1,697.8	1,697.8	1,521.1	1,521.1	1,904.8	1,904.8

Accumulated other comprehensive loss:
– Exchange translation reserve	(442.7)	(91.0)	(365.5)	(133.3)	(191.3)	(140.7)
– Other	(131.4)	(131.4)	(137.1)	(137.1)	(168.3)	(168.3)

	(574.1)	(222.4)	(502.6)	(270.4)	(359.6)	(309.0)

Total shareholders’ equity	2,923.1	2,923.1	2,697.0	2,697.0	2,412.5	2,412.5

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

5. ACQUISITIONS

Fiscal 2005

Industrial & automotive

Power Transmission

Additional goodwill of $1.8 million was recognized on the acquisition of the businesses of Mectrol Corporation in December 2004 following completion of the initial accounting for the acquisition.

Fluid Power

On July 1, 2005, the Company acquired Eifeler Maschinenbau GmbH (“EMB”), a manufacturer of high-performance hydraulic tube fittings, adapters and accessories, for cash consideration, including costs, of €36.5 million ($43.6 million). Provisional goodwill of $19.7 million arising on the acquisition was capitalized which is attributable to the value of EMB’s assembled workforce and its well established distribution network within Europe and Asia. In addition, there is opportunity for significant synergies from the sale of the Group’s existing products through EMB’s distribution network and from the ability to offer a broader range of product to the Company’s existing customer base.

Other Industrial & Automotive

On March 18, 2005, the Company acquired L.E. Technologies, a recreational vehicle frame manufacturer, for cash consideration, including costs, of $80.0 million. Goodwill of $50.6 million arising on the acquisition was capitalized which reflects that the acquisition provides the Company with an extended product range, enables Dexter Axle Company Inc. to pre-integrate its axles to vehicle frames and gives the opportunity for a number of synergies.

Building products

Air Systems Components

On January 27, 2005, the Company acquired Milcor Inc., a multi-brand manufacturer of building products, for cash consideration, including costs, of $42.9 million. Goodwill of $26.6 million arising on the acquisition was capitalized which reflects the value of the enhancement of the Company’s position in the residential grilles, registers and diffusers market as a result of the acquisition, the strengthening of the Company’s ability to secure sales representation in several key markets and the provision of growth opportunities in the commercial products portion of the market. In addition, the acquisition provides immediate access to a Chinese manufacturing source and an opportunity for significant synergies.

On September 23, 2005, the Company acquired NRG Industries Inc., a multi brand manufacturer of commercial building accessories, for cash consideration, including costs, of $25.1 million. Provisional goodwill of $12.7 million arising on the acquisition was capitalized which reflects that the acquisition gave the Company access to fully developed products that could be marketed more broadly through Ruskin Company and Air Systems Components channels. In addition, the acquisition increased our presence in significant markets as well as providing opportunity for a number of manufacturing synergies.

Fiscal 2004

Industrial & automotive

Power Transmission

On December 1, 2004, the Company acquired the polyurethane power transmission and motion control belt business, assets and liabilities of Mectrol Corporation for a provisional cash consideration, including costs, of $46.0 million. Pending finalization of the initial accounting for the acquisition, goodwill of $35.5 million was capitalized in fiscal 2004 reflecting the new technology that the acquisition brought to the Company’s power transmission business and its extension of the Company’s product and customer base. Additional goodwill of $1.8 million was recognized in fiscal 2005.

Fiscal 2003

Industrial & automotive

Power Transmission

The Company acquired the business, assets and liabilities of Stackpole Limited on June 18, 2003 for a cash consideration of $257.9 million (Cdn$349.1 million). Goodwill of $110.1 million arising on the acquisition was capitalized. The acquisition brought the Company expertise in powder metal and engineered components for its powertrain business.

Building products

Air Systems Components

Goodwill recognized on the acquisition of Johnson Controls Inc. in fiscal 2002 was reduced by $0.8 million following completion of the initial accounting for the acquisition.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

5. ACQUISITIONS (CONTINUED)

A summary of the purchase price allocation in respect of acquisitions in fiscal 2005, fiscal 2004 and fiscal 2003 is set out below:

	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Cash and cash equivalents	3.0	—	18.5
Other current assets	57.6	7.0	52.1
Property, plant and equipment	33.4	4.0	119.1
Intangible assets	6.7	—	41.6
Current liabilities	(21.1)	(1.5)	(31.3)
Long-term liabilities	—	—	(44.3)

Net assets	79.6	9.5	155.7
Goodwill capitalized	111.4	35.5	102.8

Consideration	191.0	45.0	258.5

Cash consideration	185.9	45.3	258.5
Costs	5.1	0.7	—
Adjustment to consideration agreed, but not received	—	(1.0)	—

	191.0	45.0	258.5

None of the acquisitions effected during fiscal 2005, fiscal 2004 and fiscal 2003 were material within the meaning of SFAS 141 “Business Combinations”.

6. DISPOSALS

Fiscal 2005

Continuing operations

Industrial & automotive

Fluid Power

On July 4, 2005, the business and assets of the North American Curved Hose business were sold for a net cash consideration of $10.6 million resulting in a gain on disposal of $1.4 million.

Building products

Air Systems Components

On September 16, 2005, the business and assets of Gutter Helmet, part of the Hart & Cooley residential construction business, was sold for $20.4 million resulting in a gain of $16.2 million.

Discontinued operations

Industrial & automotive

Other Industrial & Automotive

On January 2, 2005, Unified Industries, Inc., was sold for $1.0 million resulting in a loss of $2.1 million, which was fully provided for in fiscal 2004.

On February 9, 2005, the business and assets of the AirSprings division were sold for a net consideration of $7.9 million, of which $5.0 million is deferred. This resulted in a loss of $7.3 million, of which $5.5 million was provided for in fiscal 2004.

A loss of $1.1 million was recognized in relation to businesses sold in previous years.

Building products

Other Building Products

A gain of $5.4 million was recognized on the receipt of additional consideration in relation to businesses sold in previous years.

Fiscal 2004

Industrial & automotive

Other Industrial & Automotive

On November 17, 2004, the sale of the European curved hose business in Nevers, France was completed and the related closure of the European curved hose business in St Just, Spain was also completed during fiscal 2004. Net sales proceeds after costs totaled $4.2 million, resulting in a profit on disposal of $1.9 million.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

6. DISPOSALS (CONTINUED)

During fiscal 2004, a provision of $5.5 million was recognized for the expected loss on the disposal of the AirSprings division and a provision of $2.1 million was recognized for the expected loss on disposal of Unified Industries, Inc., both of which took place after the balance sheet date.

Costs of $0.7 million relating to disposals recognized in prior years were incurred during fiscal 2004.

Building products

Other Building Products

On January 30, 2004 and January 31, 2004 respectively, the business and assets of Hattersley Newman Hender, and Pegler Limited were sold for a combined consideration, before costs, of $23.7 million of which $10.5 million was deferred. Further net proceeds of $0.9 million were received after related closure costs and disposal of the vacant site. There was a loss on sale of $17.0 million before the release of a provision for impairment of $39.1 million, which was provided in fiscal 2003.

On June 1, 2004 Mayfran International Inc. was sold for a total consideration of $12.7 million of which $4.2 million is deferred. There was a loss on sale of $11.0 million.

Costs of $0.5 million relating to disposals recognized in prior years were incurred during fiscal 2004.

Fiscal 2003

Industrial & automotive

Other Industrial & Automotive

On August 22, 2003, the Company sold Gates Formed-Fibre Products, Inc., for a cash consideration of $47.0 million. There was a net gain on disposal of $8.1 million, after charging $11.7 million of goodwill and costs of $2.2 million.

Building products

Other Building Products

On January 27, 2003, the Company sold the business and assets of Milliken Valve Company Inc. for cash consideration of $7.3 million, resulting in a gain on disposal of $4.0 million after costs of $0.3 million.

On June 30, 2003 Tomkins sold its 62.4% investment in the business and assets of Cobra Investments (Pty) Limited for cash consideration of $12.5 million of which $2.8 million was deferred. All of the deferred consideration has now been received. A loss of $5.3 million was recognized on the disposal.

Costs of $0.7 million relating to the ongoing sale of companies were incurred during fiscal 2003.

Food manufacturing (former operating segment)

During fiscal 2003, the Company reversed a provision of $55.4 million in respect of representations and warranties given to the purchaser of the Company’s UK food manufacturing business in fiscal 2002/01. The reversal of this provision was reflected in the $49.6 million gain on disposal of discontinued operations recognized in fiscal 2003.

Discontinued operations

The loss from discontinued operations may be analyzed as follows:

	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Net sales	1.9	85.1	289.6

Operating income	0.1	(10.6)	(123.9)

Income before taxes, minority interest and equity in net income of associates	0.1	(9.8)	(123.5)
Income taxes	(0.1)	(4.2)	14.5
Minority interest	—	—	(0.7)
Equity in net income of associates	—	0.5	0.2

Loss from discontinued operations	—	(13.5)	(109.5)

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

6. DISPOSALS (CONTINUED)

Assets held for sale

Assets held for sale and directly associated liabilities were as follows:

	As at December 31, 2005 $ million	As at January 1, 2005 $ million
Assets:
– Accounts receivable	—	1.2
– Inventories	—	3.8
– Prepaid expenses and other assets	—	0.2
– Property, plant and equipment	23.0	56.6

Total assets held for sale	23.0	61.8
Liabilities:
– Accounts payable	—	(0.4)
– Other current liabilities	—	(0.2)

Total liabilities related to assets held for sale	—	(0.6)

Net assets of discontinued operations	23.0	61.2

Assets held for sale as at December 31, 2005 comprise vacant properties no longer required by the Company for its manufacturing operations. During fiscal 2005, the Company recognized an impairment loss of $9.6 million on properties classified as held for sale following the decision to close the Wiper Systems plant in Pontypool, Wales. Assets held for sale as at January 1, 2005 comprise vacant properties and the assets of the AirSprings division and Unified Industries, Inc. that were sold in fiscal 2005. Assets held for sale were held by the following operating segments:

	As at December 31, 2005 $ million	As at January 1, 2005 $ million
Industrial & Automotive:
– Power Transmission	2.7	11.5
– Fluid Power	—	—
– Wipers	7.8	—
– Fluid Systems	0.1	—
– Other Industrial & Automotive	—	20.4

	10.6	31.9

Building Products:
– Air Systems Components	5.1	6.0
– Other Building Products	1.3	1.3

	6.4	7.3

Central costs	6.0	2.8
Discontinued operations	—	19.2

	23.0	61.2

During fiscal 2003, management decided to sell Dearborn Mid-West Conveyor Company (“Dearborn”) and it was classified as a discontinued operation as at January 3, 2004. However, management was unable to secure a sale at an acceptable price and Dearborn was withdrawn from active sale and reclassified as a continuing operation during fiscal 2004. Dearborn’s net income for fiscal 2004 and fiscal 2003 was as follows:

	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Net sales	118.0	96.0

Operating income	5.9	3.3

Income before taxes	5.9	3.3
Income taxes	(0.9)	(1.0)

Net income	5.0	2.3

7. SEGMENT INFORMATION

A. Background

Prior to fiscal 2005, the Company prepared its home country consolidated financial statements in accordance with United Kingdom generally accepted accounting principles (“UK GAAP”). During fiscal 2005, the Company adopted International Financial Reporting Standards (“IFRS”) adopted for use in the European Union with a transition date of January 4, 2004. Accordingly, the Company’s home country consolidated financial statements for fiscal 2004 that were previously reported in accordance with UK GAAP were restated in accordance with IFRS.

SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” requires segment information provided in financial statements to reflect the information that was provided to the chief operating decision maker for purposes of making decisions about allocating resources within

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

7. SEGMENT INFORMATION (CONTINUED)

the Company and assessing the performance of each segment. The chief operating decision maker bases such decisions on operating income before restructuring initiatives and operating net assets. During fiscal 2005, the information provided to the chief operating decision maker was prepared in accordance with IFRS, and during fiscal 2004 and fiscal 2003 it was prepared in accordance with UK GAAP. Accordingly, the segment information presented below for fiscal 2005 is prepared in accordance with IFRS and that for fiscal 2004 and fiscal 2003 is prepared in accordance with UK GAAP. To assist comparison of segment information for fiscal 2005 with that for fiscal 2004, management has additionally presented segment information for fiscal 2004 prepared in accordance with IFRS.

The Company’s reportable segments are based upon the nature of their products and services. Effective January 2, 2005, the Company changed the structure of its internal organization to reflect the changing focus of its operations. Segment information for fiscal 2004 and fiscal 2003 has been represented to reflect the resulting change in the Company’s reportable segments.

The information provided to the chief operating decision maker is presented in Sterling. In the tables that follow Sterling amounts have been translated into US dollars. Amounts for fiscal 2005 have been translated at the average exchange rate for the period of £=$1.8156 (fiscal 2004: £=$1.8257). Amounts as at December 31, 2005 have been translated at the closing exchange rate on that date of £=$1.7168 (January 1, 2005: £=$1.9199).

B. Segment analysis by business segment – continuing operations

	IFRS		UK GAAP
	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Net sales
Industrial & Automotive:
– Power Transmission	1,761.0	1,668.1	1,668.1	1,451.9
– Fluid Power	650.0	591.0	591.0	501.1
– Wipers	424.9	463.1	463.1	463.3
– Fluid Systems	418.1	416.3	416.3	361.7
– Other Industrial & Automotive	919.4	845.8	845.8	834.9

	4,173.4	3,984.3	3,984.3	3,612.9

Building Products:
– Air Systems Components	881.3	772.3	772.3	730.3
– Other Building Products	723.3	673.3	673.3	668.1

	1,604.6	1,445.6	1,445.6	1,398.4

Discontinued operations	—	—	11.3	125.7

	5,778.0	5,429.9	5,441.2	5,137.0

There were no material sales or transfers between segments in any period.

	IFRS		UK GAAP
	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Operating income before restructuring initiatives
Industrial & Automotive:
– Power Transmission	234.8	250.3	254.1	225.0
– Fluid Power	66.6	62.3	54.4	29.3
– Wipers	19.6	27.6	20.8	33.8
– Fluid Systems	31.0	43.8	44.4	38.2
– Other Industrial & Automotive	110.6	86.4	52.4	47.1

	462.6	470.4	426.1	373.4

Building Products:
– Air Systems Components	90.8	86.9	86.2	69.0
– Other Building Products	51.9	41.4	38.5	39.4

	142.7	128.3	124.7	108.4

Central costs	(45.2)	(43.1)	(43.3)	(39.1)

Discontinued operations	—	—	0.2	0.5

	560.1	555.6	507.7	443.2

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

7. SEGMENT INFORMATION (CONTINUED)

Restructuring initiatives comprise restructuring expenses and gains and losses recognized on the disposal or exit of businesses.

Operating income before restructuring initiatives under UK GAAP in fiscal 2004 is stated before goodwill amortization of $22.8 million (Fiscal 2003 – $19.4 million). Goodwill amortization is not recognized under IFRS.

Operating income before restructuring initiatives includes income from associates as follows:

	IFRS		UK GAAP
	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Associates
Industrial & Automotive:
– Power Transmission	0.5	0.4	0.4	0.4
– Fluid Systems	0.5	0.2	0.3	0.2
– Other Industrial & Automotive	—	0.3	0.5	0.5

	1.0	0.9	1.2	1.1

Building Products:
– Other Building Products	—	0.5	0.7	0.4

	1.0	1.4	1.9	1.5

	IFRS		UK GAAP
	As at December 31, 2005 $ million	As at January 1, 2005 $ million	As at January 1, 2005 $ million	As at January 3, 2004 $ million
Operating net assets including goodwill
Industrial & Automotive:
– Power Transmission	980.8	969.8	1,024.1	863.2
– Fluid Power	283.8	170.9	214.0	193.5
– Wipers	270.0	302.0	260.1	256.9
– Fluid Systems	201.6	185.7	190.0	175.6
– Other Industrial & Automotive	137.9	112.6	201.7	127.1

	1,874.1	1,741.0	1,889.9	1,616.3

Building Products:
– Air Systems Components	445.7	368.4	378.0	392.4
– Other Building Products	123.6	125.2	121.1	144.2

	569.3	493.6	499.1	536.6

Central costs	(33.0)	(9.0)	21.8	2.9
Discontinued operations	—	(7.5)	(7.5)	23.6

	2,410.4	2,218.1	2,403.3	2,179.4

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

7. SEGMENT INFORMATION (CONTINUED)

	IFRS		UK GAAP
	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Depreciation and amortization
Industrial & Automotive:
– Power Transmission	87.0	75.9	75.9	70.2
– Fluid Power	23.8	23.2	23.2	24.6
– Wipers	17.8	21.4	21.4	22.3
– Fluid Systems	26.7	25.9	25.9	21.2
– Other Industrial & Automotive	17.4	18.8	18.8	23.6

	172.7	165.2	165.2	161.9

Building Products:
– Air Systems Components	25.4	26.7	26.7	26.8
– Other Building Products	17.2	19.0	19.0	20.5

	42.6	45.7	45.7	47.3

Central costs	0.9	0.7	0.7	0.5

	216.2	211.6	211.6	209.7

	IFRS		UK GAAP
	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Expenditures for additions to long-lived assets
Industrial & Automotive:
– Power Transmission	123.4	156.0	156.0	76.5
– Fluid Power	37.2	42.0	42.0	34.6
– Wipers	12.0	9.3	9.3	11.6
– Fluid Systems	28.5	28.1	28.1	32.8
– Other Industrial & Automotive	16.0	21.5	21.5	30.0

	217.1	256.9	256.9	185.5

Building Products:
– Air Systems Components	23.4	14.4	14.4	14.2
– Other Building Products	19.8	15.9	15.9	29.3

	43.2	30.3	30.3	43.5

Central costs	—	0.7	0.7	1.1

	260.3	287.9	287.9	230.1

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

7. SEGMENT INFORMATION (CONTINUED)

C. Reconciliation of segment information to us gaap

Reconciliations of the Company’s sales, operating income and operating net assets determined in accordance with IFRS and UK GAAP analyzed by segment to the equivalent amounts determined in accordance with US GAAP are presented below.

	Note	IFRS		UK GAAP
		Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Net sales		5,778.0	5,429.9	5,441.2	5,137.0
Reclassification:
– Discontinued operations	(I)(a)	(2.0)	(73.8)	(85.1)	(289.6)

Net sales (US GAAP)		5,776.0	5,356.1	5,356.1	4,847.4

Operating income before restructuring initiatives		560.1	555.6	507.7	443.2
Restructuring expenses		(36.9)	(37.4)	(31.9)	(58.5)

		523.2	518.2	475.8	384.7
Reclassifications:
– Discontinued operations	(I)(a)	—	6.8	6.6	21.9
– Gain on disposal of continuing operations	(I)(b)	19.1	5.7	5.7	0.7
– Associates	(I)(c)	(1.2)	(1.5)	(1.9)	(1.5)
Accounting differences:
– Goodwill impairment	(II)	—	—	—	(12.5)
– Acquired intangibles amortization	(III)	(5.1)	(5.3)	(5.3)	(2.6)
– Product development costs	(IV)	(0.7)	—	—	—
– Restructuring expenses	(V)	(0.9)	(0.9)	(2.2)	3.4
– Capitalized interest	(VI)	(4.2)	(3.5)	(3.5)	(3.1)
– Inventory	(VII)	(8.5)	(1.6)	(1.6)	(4.4)
– Post-retirement benefits	(VIII)	(34.2)	(44.8)	0.9	5.5
– Share-based compensation	(IX)	(2.5)	4.0	2.6	(6.5)

Operating income from continuing operations (US GAAP)		485.0	477.1	477.1	385.6
Interest income		10.4	11.5	11.5	15.8
Interest expense		(34.8)	(34.9)	(34.9)	(30.2)
Other income net		(65.2)	44.0	44.0	54.8

Income from continuing operations before taxes, minority interest and equity in net income of associates		395.4	497.7	497.7	426.0

Depreciation and amortization		216.2	211.6	211.6	209.7
Accounting differences:
– Acquired intangible assets	(III)	5.1	5.3	5.3	2.6
– Restructuring costs	(V)	—	—	—	(1.3)
– Capitalized interest	(VI)	4.2	3.5	3.5	3.1

Depreciation and amortization (US GAAP)		225.5	220.4	220.4	214.1

Restructuring initiatives comprise restructuring expenses and gains and losses recognized on the disposal or exit of businesses.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

7. SEGMENT INFORMATION (CONTINUED)

	Note	IFRS		UK GAAP
		As at December 31, 2005 $ million	As at January 1, 2005 $ million	As at January 1, 2005 $ million	As at January 3, 2004 $ million
Operating net assets including goodwill (IFRS/UK GAAP)		2,410.4	2,218.1	2,403.3	2,179.4
Reclassifications:
– Associates	(I)(c)	7.6	7.1	7.1	10.2
– Investments	(I)(d)	3.8	3.1	3.1	3.0
– Dividend on preferred shares	(I)(e)	(3.6)	—	(3.6)	(3.9)
Accounting differences:
– Goodwill (net)	(II)	1,323.0	1,317.7	1,341.1	1,318.8
– Acquired intangibles (net)	(III)	37.6	49.1	49.1	43.9
– Product development costs	(IV)	(0.7)	—	—	—
– Restructuring expenses	(V)	0.7	1.5	1.5	23.3
– Capitalized interest (net)	(VI)	41.2	32.8	32.8	24.2
– Inventory	(VII)	(14.2)	(5.8)	(5.8)	(4.1)
– Post-retirement benefits	(VIII)	(2.8)	0.4	(194.2)	(227.8)
– Share-based compensation	(IX)	—	5.5	2.7	1.3
– Derivative financial instruments	(X)	—	3.1	(4.5)	(7.2)

Operating net assets including goodwill (US GAAP)		3,803.0	3,632.6	3,632.6	3,361.1

Operating net assets including goodwill under US GAAP comprise:
– Current assets excluding cash and taxes		1,768.9	1,719.6	1,719.6	1,628.5
– Long-term assets excluding taxes		3,455.4	3,333.3	3,333.3	3,192.3
– Current liabilities excluding debt and taxes		(838.3)	(826.3)	(826.3)	(813.0)
– Long-term liabilities excluding debt and taxes		(558.8)	(587.9)	(587.9)	(637.9)

		3,827.2	3,638.7	3,638.7	3,369.9
Less: Fair value of derivatives hedging translational exposures		(24.2)	(6.1)	(6.1)	(8.8)

Operating net assets including goodwill (US GAAP)		3,803.0	3,632.6	3,632.6	3,361.1

An explanation of the significant differences between US GAAP, IFRS and UK GAAP that affect the Company’s reported sales, operating income and operating net assets is presented below.

(I) CLASSIFICATION DIFFERENCES

(a) Discontinued operations

Under US GAAP and IFRS, net income from discontinued operations is shown as a separate line item below net income from continuing operations. Although there is commonality of presentation, differences in the amounts included within sales and operating income from continuing operations arise from the definition of a discontinued operation.

Under US GAAP, a discontinued operation is any component of an entity that has identifiable operations and cash flows and has been sold or is classified as held for sale at the balance sheet date. Under IFRS, a discontinued operation is an operation that has been sold or is classified as held for sale at the balance sheet date, and itself represents, or its sale is part of a single plan to dispose of, a separate major line of business or geographical area of operations. Accordingly, more operations are likely to be classified as discontinued under US GAAP than under IFRS.

Under UK GAAP, the income and expenses of discontinued operations were included in the line item to which they related but their contribution to certain line items was disclosed either on the face of the income statement or in the notes to the financial statements. Sales and operating income information provided to the chief decision maker included the contribution of discontinued operations.

(b) Gain on disposal of continuing operations

Under UK GAAP, gains on disposal of continuing operations were described as non-operating exceptional items and were shown separately within the income statement after operating income.

Under US GAAP and IFRS, there is no concept of a non-operating exceptional item and items that would have been classified as such under UK GAAP are included in operating income.

(c) Associates

Under US GAAP, operating income does not include any amounts in respect of the Company’s associates.

Under IFRS, operating income includes the Company’s share of the net income of its associates.

Under UK GAAP, operating income included the Company’s share of the income before taxes and non-operating exceptional items of its associates.

Under US GAAP, the Company’s investments in associates accounted for using the equity method are included in operating assets but they are (were) not included under IFRS and UK GAAP.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

7. SEGMENT INFORMATION (CONTINUED)

(I) CLASSIFICATION DIFFERENCES (CONTINUED)

(d) Investments

Under US GAAP, available-for-sale investments are included in operating assets but they are (were) not included under IFRS and UK GAAP.

(e) Dividends on preferred shares

Under US GAAP, accrued dividends on preferred shares are included in operating net assets.

Under IFRS, from January 2, 2005 onwards, accrued dividends on preferred shares are included in net debt and are therefore excluded from operating net assets.

Under UK GAAP, accrued dividends on preferred shares were not included in operating net assets.

(II) GOODWILL

Under both US GAAP and IFRS, goodwill is not amortized but is tested at least annually for impairment. However, a significant difference exists in the carrying value of goodwill due largely to historical differences in the initial measurement and subsequent accounting for goodwill arising on past acquisitions.

Under IFRS, the Company elected not to apply IFRS 3 “Business Combinations” to business combinations that occurred before January 4, 2004. As a result, the Company recognized goodwill amounting to $387.9 million as at January 3, 2004, which represented the carrying value of goodwill recognized under UK GAAP on acquisitions completed on or after May 3, 1998. Goodwill arising on acquisitions completed before May 3, 1998 amounting to $1,888.2 million was written off to reserves under UK GAAP and was not reinstated on adoption of IFRS. Under US GAAP, the carrying value of goodwill as at January 3, 2004 was $1,706.7 million.

Under UK GAAP, capitalized goodwill was amortized over its estimated useful economic life, not exceeding 20 years, and was tested for impairment whenever circumstances indicated that it may have suffered an impairment loss.

(III) ACQUIRED INTANGIBLE ASSETS

Under both IFRS and US GAAP, intangible resources acquired in business combinations that occurred on or after January 4, 2004 are recognized as intangible assets if they are separable from the acquired business or arise from contractual or legal rights. However, a significant difference exists in the carrying value of acquired intangible assets due largely to the differing treatment of intangible resources acquired in past acquisitions.

As a consequence of the decision not to apply IFRS 3 “Business Combinations” to business combinations that occurred before January 4, 2004, intangible resources acquired in those business combinations are not recognized as intangible assets under IFRS. Under US GAAP, the carrying value of acquired intangible assets as at January 3, 2004 was $40.9 million.

Acquired intangible assets are amortized under both US GAAP and IFRS, but the amortization charge under IFRS is likely to be lower than under US GAAP due to the lower carrying amount of these assets under IFRS.

Under UK GAAP, intangible resources acquired in business combinations were recognized separately from goodwill only if they were separable from the acquired business and arose from contractual or legal rights. The Company had not recognized any acquired intangible assets under UK GAAP.

(IV) PRODUCT DEVELOPMENT COSTS

Under US GAAP, product development costs are charged to income in the period in which they are incurred.

Under IFRS, certain product development costs are capitalized when the conditions specified by IAS 38 “Intangible Assets” are met. Capitalized development costs are amortized to the income statement over the expected life of the resulting product.

Under UK GAAP, product development costs were charged to income in the period in which they are incurred.

(V) RESTRUCTURING EXPENSES

Under US GAAP, each component of a restructuring plan must be examined separately to determine when the related expenses may be recognized. Involuntary employee termination costs may be recognized when management has committed to a detailed termination plan and has communicated the plan to employees. Other restructuring expenses are generally recognized when they are incurred.

Under IFRS and UK GAAP, a restructuring plan is (or was) viewed as a whole and the related expenses are (or were) recognized when there exists an obligation to carry out the restructuring, which is generally when a detailed formal restructuring plan is announced.

(VI) CAPITALIZED INTEREST

Under US GAAP, interest costs attributable to funding the construction of major items of property, plant and equipment are capitalized and amortized over the estimated useful life of the asset concerned.

Under IFRS and UK GAAP, the Company does (or did) not capitalize any element of its interest costs.

(VII) INVENTORY

Under US GAAP, inventories are stated at the lower of cost and market value. Cost is generally determined on a FIFO basis, but a last in, first out (“LIFO”) basis is used to determine the cost of inventory held by certain US subsidiaries.

Under IFRS and UK GAAP, use of the LIFO basis is (or was) prohibited.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

7. SEGMENT INFORMATION (CONTINUED)

(VIII) POST-RETIREMENT BENEFITS

Under US GAAP, IFRS and UK GAAP, the cost of defined benefit plans is (or was) calculated using the projected unit credit method and is (or was) recognized over the average expected remaining service lives of participating employees but there are (or were) significant differences with regard to the methods and assumptions that must be used for valuing plan assets and benefit obligations and for recognizing gains and losses.

Under US GAAP, the net periodic pension cost is charged wholly to operating income.

Under IFRS, the service cost, past service cost and gains and losses on settlements and curtailments are included within operating income, but the interest cost is included in interest expense, the expected return on plan assets is included in interest income and actuarial gains and losses are recognized directly in equity.

Under both US GAAP and IFRS, the net benefit obligation is recognized as a liability but the amounts recognized differ, due largely to different methods of recognizing surpluses and deficits.

Under US GAAP, actuarial gains and losses are amortized over the remaining service lives of participating employees to the extent that, measured at the beginning of each fiscal year, they exceed 10 per cent of the greater of the market related value of the plan assets or the projected benefit obligation. Under IFRS, actuarial gains and losses are recognized in equity in the period in which they occur.

Under IFRS, where a plan is in surplus the asset recognized is limited to the amount of any unrecognized past service costs and the present value of any amount which the Company expects to recover by way of refunds or a reduction in future contributions. Under US GAAP, there is no restriction on the asset recognized in respect of a plan in surplus.

Under US GAAP, a minimum pension liability must be recognized that represents the amount by which the accumulated benefit obligation (ignoring projected future salary increases) exceeds the fair value of the plan assets. A corresponding amount is recognized as an intangible asset, to the extent of any unrecognized prior service cost and any unrecognized transition obligation, and the balance is recognized in comprehensive income. Under IFRS, there is no equivalent requirement to recognize a minimum pension liability because the net liability is fully recognized on the balance sheet.

Under UK GAAP, the net periodic pension cost was charged wholly to operating income and consisted of the regular cost and variations from the regular cost arising from actuarial gains and losses and retroactive changes in benefits that were aggregated and amortized over the expected remaining service lives of the active participants in the plan. Gains and losses on settlements and curtailments were generally recognized in the period in which they occurred and if they related to the disposal or exit of businesses were included in non-operating exceptional items.

Under UK GAAP, the net benefit obligation was not recognized as a liability.

(IX) SHARE-BASED COMPENSATION

Under US GAAP, the Company accounts for share-based compensation plans using the fair value method prescribed by SFAS 123R “Share-Based Payment”. SFAS 123R was applied prospectively to the unvested portion of awards that were outstanding as at January 1, 2005 and all awards granted, modified or settled on or after January 2, 2005. Prior to January 2, 2005, the Company accounted for its stock based compensation plans using the intrinsic value method prescribed by APB 25 “Accounting for Stock Issued to Employees”.

Under IFRS, the Company accounts for share-based compensation plans using the fair value method prescribed by IFRS 2 “Share-Based Payment”. IFRS 2 was applied retrospectively to all awards that were outstanding but had not vested as at January 1, 2005, except those equity-settled awards that were granted on or before November 7, 2002.

While differences between the compensation expense recognized under IFRS and US GAAP will exist in the medium-term, it is expected that they will be eliminated in future years when the outstanding unvested equity-settled awards granted on or before November 7, 2002 either vest or are forfeited due to failure to meet the service or non-market performance conditions that apply to them.

Under UK GAAP, the Company accounted for share-based compensation using the intrinsic value method specified by UITF 17 “Employee share schemes” which differed in certain respects from that specified by APB25. In particular, awards made under the Company’s savings-related share option plan were regarded as non-compensatory under UITF 17 whereas they were regarded as compensatory under APB25, and the compensation expense relating to deferred shares awarded under the Company’s annual bonus plan was recognized at the grant date under UITF 17 whereas it was recognized over the applicable vesting period under APB25.

(X) DERIVATIVE FINANCIAL INSTRUMENTS

Under US GAAP, derivative financial instruments are recognized as assets and liabilities measured at their fair values at the balance sheet date and, in the absence of hedge accounting, changes in their fair values are reflected immediately in income.

Under IFRS prior to January 2, 2005 and under UK GAAP, derivative financial instruments were not generally recognized as assets and liabilities on the balance sheet and gains or losses arising on them were not recognized until the hedged item was itself recognised in the financial statements.

Under IFRS from January 2, 2005 onwards, derivative financial instruments are recognised as assets and liabilities measured at their fair values at the balance sheet date and, in the absence of hedge accounting, changes in their fair values are reflected immediately in income.

Under US GAAP and IFRS, the Company applies hedge accounting in certain circumstances where it is permissible to do so under the applicable accounting standards. Fair value gains and losses on derivative financial instruments held to hedge translational exposures that are reflected in income because they do not qualify for hedge accounting are included in other income and do not affect operating income.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

7. SEGMENT INFORMATION (CONTINUED)

D. Selected geographic information

	US GAAP
	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Net sales by geographic origin
United States of America	3,853.8	3,489.7	3,287.6
United Kingdom	296.5	323.3	258.6
Rest of Europe	566.8	539.5	468.1
Rest of the World	1,058.9	1,003.6	833.1

	5,776.0	5,356.1	4,847.4

Long-lived assets by geographic location
United States of America	729.0	718.5	760.0
United Kingdom	98.5	130.5	125.3
Rest of Europe	160.4	165.3	155.7
Rest of the World	478.8	438.7	340.8

	1,466.7	1,453.0	1,381.8

E. Information about major customers

The Company has a significant concentration of customers in the United States of America, who accounted for 68.9% (2004: 67.5%; 2003: 67.2%) of the Company’s sales during the period, and in the industrial and automotive industry, which accounted for 72.2% (2004: 73.4%; 2003: 70.3%) of the Company’s sales during the period. No single customer accounted for more than 10 per cent of the Company’s sales, and there were no significant accounts receivables from a single customer. The Company reviews a customer’s credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

8. INCOME TAXES

A. Analysis of income tax expense/(benefit)

Income tax expense/(benefit) by location of taxing jurisdiction is as follows:

	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Current tax:
United Kingdom	(34.5)	(30.9)	(148.8)
United States – Federal taxes	(33.4)	43.5	29.9
United States – State taxes	16.9	5.2	5.2
Other foreign taxes	62.6	51.8	48.7

Total current tax	11.6	69.6	(65.0)

Deferred tax:
United Kingdom	20.7	0.2	(14.7)
United States – Federal taxes	46.1	31.7	16.4
United States – State taxes	3.9	4.7	3.3
Other foreign taxes	(13.5)	(3.0)	(12.2)

Total deferred tax	57.2	33.6	(7.2)

Total income tax expense/(benefit)	68.8	103.2	(72.2)

FISCAL 2005

Under the American Jobs Creation Act of 2004 (“AJCA”) in the United States, the Company had the opportunity to benefit from a one-time repatriation of cash to the United States at a reduced tax rate. During fiscal 2005, the Company repatriated $75.9 million to the United States under the AJCA on which it incurred a tax charge of $3.8 million.

In fiscal 2005, there was a release of provisions for uncertain tax positions of $106.6 million following the successful resolution of a tax issue in the United States, the expiry of time during which tax audits could be performed in certain tax jurisdictions and the change of views on the likely outcome of challenges by various tax authorities.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

8. INCOME TAXES (CONTINUED)

FISCAL 2004

In fiscal 2004, the Company reached agreement with the US Internal Revenue Service with respect to the examination of the tax returns of one of its subsidiaries for fiscal years 1999, 2000 and 2001. As a result, tax provisions of $27.4 million were no longer considered necessary and were released to the income statement in fiscal 2004.

FISCAL 2003

During fiscal 2003, following an extensive tax risk management study, the Company implemented a new methodology to estimate its provision for uncertain tax positions. The principal change from the methodology used in prior periods was that the provision recognized was not assessed against a “portfolio” of tax exposures but, instead, provisions for uncertain tax positions were made on an item-by-item basis. As a result, there was a reduction of $147.9 million in the Company’s provision for uncertain tax positions which was released to the income statement in fiscal 2003.

B. Reconciliation of income tax expense/(benefit) to income tax charged at statutory tax rate

The income tax expense/(benefit) for the period differs from the product of income from continuing operations before taxes, minority interest and equity in net income of associates and the rate of United Kingdom corporation tax as follows:

	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Income from continuing operations before taxes, minority interest and equity in net income of associates	395.4	497.7	426.0

United Kingdom corporation tax at 30% (2004: 30%; 2003: 30%)	118.7	149.3	127.8
Tax effect of:
Permanent differences	77.4	(18.5)	(24.6)
Effect of different tax rates on overseas profits	20.3	0.8	(11.4)
Release of provisions for uncertain tax positions	(106.6)	(27.4)	(147.9)
Utilization of losses not previously recognized	(73.0)	(6.9)	—
Change in deferred tax valuation allowance	57.6	5.9	(8.6)
Foreign tax credits	(25.6)	—	(7.5)

Income tax expense/(benefit)	68.8	103.2	(72.2)

C. Analysis of deferred tax assets/(liabilities)

Deferred tax assets/(liabilities) recognized by the Company were as follows:

	As at December 31, 2005 $ million	As at January 1, 2005 $ million
Deferred tax assets:
Net operating losses	615.7	552.1
Pension and other post retirement obligations	159.6	165.0
Capital loss carry forwards	147.1	159.8
Accrued expenses and other	45.6	48.7
Compensation	38.8	32.1
Tax credits	29.5	13.3
Accounts receivable	7.0	5.7
Other	10.4	10.1

	1,053.7	986.8
Valuation allowance	(791.4)	(684.9)

Total deferred tax assets	262.3	301.9

Deferred tax liabilities:
Property, plant and equipment	(109.9)	(105.6)
Inventories	(39.7)	(38.8)
Intangible assets	(35.3)	(28.7)
Other	(12.0)	(16.5)

Total deferred tax liabilities	(196.9)	(189.6)

Net deferred tax assets	65.4	112.3

As at December 31, 2005, the Company had operating tax losses amounting to $2,063.8 million of which $1,988.2 million can be carried forward indefinitely and $75.6 million have expiry dates between 2006 and 2019. As at December 31, 2005, the Company recognized a deferred tax asset of $26.3 million in respect of these losses, net of a valuation allowance of $589.4 million.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

8. INCOME TAXES (CONTINUED)

As at December 31, 2005, the Company had capital tax losses amounting to $491.6 million of which $490.5 million can be carried forward indefinitely and $1.1 million expire in 2009. As at December 31, 2005, the Company recognized a deferred tax asset of $1.6 million in respect of these losses, net of a valuation allowance of $145.5 million.

As at December 31, 2005, the undistributed earnings of foreign subsidiaries amounted to $3,345.8 million (January 1, 2005 – $2,848.8 million). No income taxes have been provided on the Company’s share of these undistributed earnings due to management’s ability and intent to reinvest such amounts indefinitely. A determination of the amount of the unrecognized deferred tax liability has not been made because it is not practical to do so.

9. INCOME PER COMMON SHARE

Basic income per common share represents net income divided by the weighted average number of common shares outstanding during the fiscal year. Diluted income per common share considers the effect of potential common shares, unless the inclusion of the potential common shares would have an anti-dilutive effect.

	Year ended December 31, 2005 Number 000	Year ended January 1, 2005 Number 000	Year ended January 3, 2004 Number 000
Weighted average shares used to calculate basic earnings per share	771,427	770,717	771,037
Assumed conversion of convertible preferred shares	102,375	102,651	180,917
Assumed exercise of share options	2,339	3,931	2,034

Adjusted weighted average shares used to calculate diluted earnings per share	876,141	877,299	953,988

Share options numbering 1,883,396 (fiscal 2004: 8,226,950; fiscal 2003: 12,941,950) with an exercise price higher than the average market price during the fiscal year, were excluded in computing diluted earnings per share since the impact would be anti-dilutive. For the purposes of diluted earnings per share the income is increased for the dividend on the preferred shares of $29.1 million (fiscal 2004: $28.5 million; fiscal 2003: $47.1 million).

10. INVENTORIES

	As at December 31, 2005 $ million	As at January 1, 2005 $ million
Raw materials and supplies	253.3	237.9
Work in progress	106.4	87.0
Finished goods and goods held for resale	403.8	384.6

Total inventories – current cost	763.5	709.5
Less excess of FIFO over LIFO cost	(14.2)	(5.7)

	749.3	703.8

11. PROPERTY, PLANT AND EQUIPMENT

	As at December 31, 2005 $ million	As at January 1, 2005 $ million
Cost:
– Freehold land	610.0	583.1
– Long leasehold land and buildings	3.9	0.4
– Short leasehold land and buildings	18.2	18.6
– Plant, equipment and vehicles	2,204.4	2,048.0
– Assets under construction	167.1	200.2

	3,003.6	2,850.3
Less: Accumulated depreciation	(1,536.9)	(1,397.3)

Total	1,466.7	1,453.0

Freehold land amounting to $69.4 million (January 1, 2005 – $75.4 million) is not depreciated. Depreciation expense was $216.1 million for fiscal 2005, $206.0 million for fiscal 2004 and $207.6 million for fiscal 2003.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

12. GOODWILL

	As at January 1, 2005 $ million	Acquisition of subsidiaries $ million	Foreign currency translation $ million	As at December 31, 2005 $ million
Year ended December 31, 2005
Industrial & Automotive:
– Power Transmission	681.0	1.8	2.9	685.7
– Fluid Power	87.4	19.7	(0.5)	106.6
– Wipers	167.0	—	—	167.0
– Fluid Systems	257.3	—	—	257.3
– Other Industrial & Automotive	130.2	50.6	—	180.8

	1,322.9	72.1	2.4	1,397.4

Building Products:
– Air Systems Components	333.8	39.3	(1.2)	371.9
– Other Building Products	95.6	—	—	95.6

	429.4	39.3	(1.2)	467.5

	1,752.3	111.4	1.2	1,864.9

	As at January 3, 2004 $ million	Acquisition of subsidiaries $ million	Foreign currency translation $ million	As at January 1, 2005 $ million
Year ended January 1, 2005
Industrial & Automotive:
– Power Transmission	636.2	35.5	9.3	681.0
– Fluid Power	87.2	—	0.2	87.4
– Wipers	167.0	—	—	167.0
– Fluid Systems	257.4	—	(0.1)	257.3
– Other Industrial & Automotive	130.3	—	(0.1)	130.2

	1,278.1	35.5	9.3	1,322.9

Building Products:
– Air Systems Components	333.0	—	0.8	333.8
– Other Building Products	95.6	—	—	95.6

	428.6	—	0.8	429.4

	1,706.7	35.5	10.1	1,752.3

In fiscal 2003, an impairment loss of $53.9 million was recognized of which $12.5 million related to Lasco Fittings Inc. and was included in income from continuing operations, and $41.4 million related to the Company’s Valves, Taps and Mixers businesses and was included in loss from discontinued operations.

13. INTANGIBLE ASSETS

	As at December 31, 2005			As at January 1, 2005
	Cost $ million	Accumulated amortization $ million	Net $ million	Cost $ million	Accumulated amortization $ million	Net $ million
Patents and technology	9.1	(9.1)	—	9.1	(9.1)	—
Customer relationships	35.3	(10.5)	24.8	30.0	(6.3)	23.7
Intellectual property	20.3	(3.8)	16.5	20.3	(2.2)	18.1
Non-competition agreement	2.1	—	2.1	—	—	—
Capitalized software	92.2	(61.5)	30.7	61.5	(52.9)	8.6

	159.0	(84.9)	74.1	120.9	(70.5)	50.4
Pension intangible asset not subject to amortization	6.6	—	6.6	7.3	—	7.3

Total intangible assets	165.6	(84.9)	80.7	128.2	(70.5)	57.7

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

13. INTANGIBLE ASSETS (CONTINUED)

During fiscal 2005, the amortization expense in respect of intangible assets was $9.4 million (fiscal 2004: $14.4 million; fiscal 2003: $6.5 million). Estimated amortization expense for the following five years is as follows:

$ million
Fiscal year:
– 2006	13.1
– 2007	13.1
– 2008	13.1
– 2009	12.7
– 2010	12.7

14. BANK OVERDRAFTS, BANK AND OTHER LOANS

	As at December 31, 2005			As at January 1, 2005
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Bank overdrafts	17.9	—	17.9	12.5	—	12.5
Bank and other loans:
– Bank loans – secured	5.3	—	5.3	5.4	—	5.4
– Bank loans – unsecured	38.3	205.0	243.3	8.4	3.5	11.9
– Other loans – unsecured	7.7	698.5	706.2	4.6	763.6	768.2
– Unsecured loan notes	0.5	—	0.5	0.6	—	0.6

	51.8	903.5	955.3	19.0	767.1	786.1

	69.7	903.5	973.2	31.5	767.1	798.6

Borrowings are repayable as follows:

	As at December 31, 2005 $ million	As at January 1, 2005 $ million
Current liabilities:
– On demand or within one year	69.7	31.5

Non-current liabilities:
– In the second year	—	1.7
– In the third year	—	1.8
– In the fourth year	—	—
– In the fifth year	205.5	—
– After more than five years	698.0	763.6

	903.5	767.1

	973.2	798.6

BANK LOANS

Bank loans are principally amounts drawn down under the Company’s £400 million multi-currency revolving credit facility. As at December 31, 2005, $205.8 million (January 1, 2005 - $ nil) had been drawn down, including tranches denominated in US dollars totaling $175.0 million. Borrowings under the facility attract interest at floating rates determined by reference to LIBOR and the weighted average rate payable was 4.8% as at December 31, 2005.

OTHER LOANS

The Company has a Euro Medium Term Note Program under which it may borrow up to a total maximum principal amount of £750 million. So far, two bonds have been issued under this program: £150 million repayable at par on December 20, 2011 that bears interest at a fixed rate of 8%; and £250 million repayable at par on September 16, 2015 that bears interest at a fixed rate of 6.125%.

The carrying amount of other loans may be analyzed as follows:

	As at December 31, 2005 $ million	As at January 1, 2005 $ million
Principal amount	686.7	768.0
Accrued interest payable	8.4	5.0
Unamortized transaction costs	(3.7)	(4.8)

Carrying amount before hedge accounting	691.4	768.2
Fair value hedge adjustment (Note 15)	14.8	—

Carrying amount	706.2	768.2

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

14. BANK OVERDRAFTS, BANK AND OTHER LOANS (CONTINUED)

UNSECURED LOAN NOTES

The unsecured loan notes must be repaid, at par, on June 30, 2012. Until that time, in certain circumstances the note holders have the right to require full or part repayment, at par, half yearly on June 30 and December 31 and for this reason they are classified as current liabilities. The unsecured loan notes bear interest at a fixed rate of 2.6%.

BORROWING FACILITIES

As at December 31, 2005, the Company had undrawn committed borrowing facilities of $480.9 million (January 1, 2005 – $768.0 million) available under the multi-currency revolving credit facility that expires on August 8, 2010.

BORROWING COVENANTS

The Company is subject to covenants, representations and warranties commonly associated with investment grade borrowings in respect of its committed borrowing facilities and borrowings under the Euro Medium Term Note Program.

The Company is subject to two financial covenants in respect of its committed borrowing facilities. The ratio of net debt to consolidated earnings before interest, tax, depreciation and amortization must not exceed 2.5 times, and the ratio of consolidated operating profit to the consolidated net interest charge must not be less that 3.0 times. The financial covenants are calculated by applying “frozen” UK GAAP as at December 31, 2002.

15. DERIVATIVE FINANCIAL INSTRUMENTS

A. Summary

The carrying amount of derivative financial instruments held by the Company was as follows:

	As at December 31, 2005			As at January 1, 2005
	Assets $ million	Liabilities $ million	Net $ million	Assets $ million	Liabilities $ million	Net $ million
Translational hedges:
– Currency forwards	0.2	(13.9)	(13.7)	—	(13.0)	(13.0)
– Interest rate swaps	37.9	—	37.9	19.1	—	19.1

	38.1	(13.9)	24.2	19.1	(13.0)	6.1
Transactional hedges:
– Currency forwards and swaps	4.8	(1.5)	3.3	0.2	—	0.2

	42.9	(15.4)	27.5	19.3	(13.0)	6.3

Classified as:
– Current	8.9	(15.4)	(6.5)	0.7	(13.0)	(12.3)
– Non-current	34.0	—	34.0	18.6	—	18.6

	42.9	(15.4)	27.5	19.3	(13.0)	6.3

The Company does not hold or issue derivatives for speculative or trading purposes.

The Company ensures that its portfolio of derivative financial instruments is managed such that there is no significant concentration of credit risk in any one bank or other financial institution.

B. Currency derivatives

As at December 31, 2005, the notional principal amount of outstanding foreign exchange contracts that are used to manage the currency profile of the Company’s net assets was $705.9 million (January 1, 2005: $708.3 million). These contracts do not qualify for hedge accounting under SFAS133 “Accounting for Derivative Instruments and Hedging Activities” and in fiscal 2005 the net fair value loss on these contracts of $62.7 million was recognized in other (expense)/income (fiscal 2004: net fair value gain of $22.2 million; fiscal 2003: net fair value gain of $57.0 million).

During fiscal 2005, the Company drew–down US-dollar denominated borrowings under its multi-currency revolving credit facility which had the effect of providing an economic hedge of the translational currency exposures arising on its net investment in certain of its subsidiaries whose functional currency is the US dollar. As at December 31, 2005, the amount of US-dollar denominated borrowings outstanding under the facility was $175.0 million. These borrowings do not qualify for hedge accounting under SFAS133 and in fiscal 2005, the attributable foreign currency translation loss of $9.5 million was recognized in other expense. Also in fiscal 2005, a net gain of $1.0 million was recognized within other income in respect of other currency translation hedges that did not qualify for hedge accounting under SFAS133 (fiscal 2004: $nil; fiscal 2003: $nil).

In fiscal 2005, a net fair value gain of $0.6 million was recognized within operating income in respect of currency derivatives that were held to provide an economic hedge of transactional currency exposures but were not designated as hedges for accounting purposes (fiscal 2004: net fair value gain of $2.6 million; fiscal 2003: net fair value gain of $2.6 million).

C. Interest rate swaps

Interest rate swaps are used to swap borrowings under the Company’s Euro Medium Term Note Program from fixed interest rates to floating interest rates. As at December 31, 2005, the nominal value of the contracts outstanding was $686.7 million (January 1, 2005: $768.0 million). The Company had not previously elected to designate these contracts as fair value hedges in accordance with SFAS133, but during fiscal 2005 they were so designated and were subsequently considered to be effective hedges for accounting purposes. As at December 31, 2005, an adjustment of $14.8 million was made to the carrying amount of the hedged borrowings to reflect the extent to which the swaps provided an effective hedge against fair value interest rate risk.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

15. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Interest rate swaps are also used to restrict the amount of floating rate US dollar debt. As at December 31, 2005, the nominal value of these contracts held was $420 million (January 1, 2005: $210 million), including contracts with a nominal value of $210 million that commence on the maturity of equivalent contracts that are currently in force in June 2006 and June 2008.

During fiscal 2005, a net gain of $6.0 million was recognized within other income that represented the net change in the fair value of interest rate swaps that did not qualify for hedge accounting under SFAS133 (fiscal 2004: net fair value gain of $12.0 million; fiscal 2003: net fair value loss of $11.6 million).

The profile of interest rate swaps held by the Company was as follows:

			Interest rate
			Payable		Receivable
	Notional principal amount million		Variable	Fixed	Variable	Fixed	Variable rate index
As at December 31, 2005
Maturity date:
– December 2011		£150.0	7.2%	—	—	8.0%	6 month LIBOR
– September 2015		£250.0	5.7%	—	—	6.1%	3 month LIBOR
– June 2006	US$	145.0	—	2.8%	4.5%	—	3 month LIBOR
– June 2008	US$	65.0	—	3.8%	4.5%	—	3 month LIBOR
– December 2007 (commences June 2006)	US$	145.0	—	4.2%	—	—	3 month LIBOR
– December 2009 (commences June 2008)	US$	65.0	—	4.6%	—	—	3 month LIBOR

As at January 1, 2005
Maturity date:
– December 2011		£150.0	7.5%	—	—	8.0%	6 month LIBOR
– September 2015		£250.0	6.0%	—	—	6.1%	3 month LIBOR
– June 2006	US$	145.0	—	2.8%	2.5%	—	3 month LIBOR
– June 2008	US$	65.0	—	3.8%	2.5%	—	3 month LIBOR

16. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value information is provided below in respect of financial assets and liabilities that comprise the Company’s net debt and other financial assets and liabilities whose carrying value is not considered to approximate to fair value.

	As at December 31, 2005		As at January 1, 2005
	Carrying amount $ million	Fair value $ million	Carrying amount $ million	Fair value $ million
Cash and cash equivalents	396.4	396.4	356.0	356.0
Restricted cash	9.2	9.2	9.4	9.4
Borrowings classified as current liabilities	(69.7)	(69.7)	(31.5)	(31.5)
Borrowings classified as non-current liabilities	(903.5)	(933.1)	(767.1)	(826.1)
Capital lease obligations	(21.2)	(21.2)	(23.2)	(23.2)
Derivative financial instruments:
– Interest rate derivatives	37.9	37.9	19.1	19.1
– Foreign currency derivatives	(10.4)	(10.4)	(12.8)	(12.8)
Convertible cumulative preference shares	(526.7)	(538.2)	(647.4)	(481.1)

Cash and cash equivalents and restricted cash largely attract floating interest rates. Accordingly, their carrying amounts are considered to approximate to fair value.

Borrowings classified as current liabilities mainly comprise overdrafts and loans that attract floating interest rates. Accordingly their carrying amount is considered to approximate to fair value.

Borrowings classified as non-current liabilities principally comprise borrowings under the Group’s multi-currency revolving credit facility that attract floating interest rates, whose carrying amount is considered to approximate to fair value, and the listed bonds issued under the Group’s Euro Medium Term Note Program, whose fair values represent their quoted market prices.

Capital lease obligations attract fixed interest rates that are implicit in the lease rentals and their fair value has been assessed by reference to prevailing market interest rates.

Interest rate derivatives are valued by discounting the applicable cash flows at prevailing market interest rates.

Foreign currency derivatives are valued on a mark to market basis by reference to prevailing currency exchange rates.

The Convertible cumulative preference shares are not traded in an organized market and their fair value has been assessed using a valuation model that takes into account prevailing market interest rates and the existence of the holders’ conversion option.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

17. POST-RETIREMENT BENEFITS

The Company has defined benefit and defined contribution plans covering substantially all employees of the Company and its domestic and international subsidiaries. Benefits under defined benefit plans on a worldwide basis are generally based on years of service and employees’ compensation during the last years of employment. In North America, the Company also provides various post-retirement health and life insurance benefits for certain of its employees.

The Company contributes to multi-employer plans for certain collective bargaining United States employees. In addition, various other defined contribution plans are sponsored worldwide.

	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Multi-employer plan expense	6.3	7.3	7.3
Defined contribution plan expense	42.2	40.7	39.7

Accrued liability for multi-employer and defined contribution plans included in other liabilities at the end of the period	12.8	10.8	9.5

The components of net periodic benefit cost for defined benefit plans are as follows:

	UK Pension Plans
	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Service cost	1.8	3.1	6.7
Interest cost	19.5	19.9	18.8
Expected return on plan assets	(23.6)	(23.8)	(19.8)
Amortization of prior service cost	0.4	0.4	—
Amortization of transition obligation	(1.3)	(1.4)	(1.6)
Amortization of actuarial loss	2.1	1.7	2.4
Loss/(gain) on curtailments and settlements	1.7	(0.6)	1.0

Net periodic benefit expense/(income)	0.6	(0.7)	7.5

Weighted average assumptions used to determine net periodic benefit costs:
– Discount rate	5.75%	5.75%	5.99%
– Rate of compensation increase	4.00%	4.00%	4.01%
– Expected return on plan assets	7.28%	7.23%	7.73%

	Non UK Pension Plans
	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Service cost	10.0	9.7	10.6
Interest cost	42.8	43.8	45.6
Expected return on plan assets	(35.8)	(38.2)	(45.4)
Amortization of prior service cost	0.5	0.5	1.2
Amortization of transition asset	0.5	0.5	0.4
Amortization of actuarial loss	17.5	12.1	4.6
Loss/(gain) on curtailments and settlements	0.2	(2.8)	1.9
Special termination benefits	(2.5)	—	—

Net periodic pension expense	33.2	25.6	18.9

Weighted average assumptions used to determine net periodic benefit costs:
– Discount rate	5.87%	5.95%	6.75%
– Rate of compensation increase	5.40%	5.39%	5.75%
– Expected return on plan assets	7.78%	8.16%	9.13%

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

17. POST-RETIREMENT BENEFITS (CONTINUED)

The components of net periodic benefit cost for other post-retirement benefits are as follows:

	Other post-retirement benefits
	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Service cost	0.8	0.8	1.1
Interest cost	12.1	13.7	19.0
Amortization of prior service cost	(2.5)	(1.5)	(1.2)
Amortization of actuarial gain	(4.5)	—	—
(Gain)/loss on curtailments and settlements	(8.0)	(2.1)	2.0

Net periodic benefit (income)/expense	(2.1)	10.9	20.9

Weighted average assumptions used to determine net periodic benefit costs:
– Discount rate	6.00%	6.15%	6.75%
– Ultimate medical trend rate	4.18%	4.50%	5.03%

The Company generally uses a measurement date three months before the fiscal year end for the majority of its plans. Changes in the pension and other post retirement benefit obligations, fair value of plan assets and the amounts recognized in the consolidated balance sheets are shown below:

	Pension benefits				Other benefits
	UK Plans		Non-UK Plans		All Plans
	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million
Benefit obligation
Benefit obligation at end of prior year	366.4	350.9	753.7	753.5	213.8	276.7
Service cost	1.8	3.1	10.0	9.7	0.8	0.8
Interest cost	19.5	19.9	42.8	43.8	12.1	13.7
Plan amendments	—	—	0.6	7.5	(1.3)	(10.3)
Actuarial (gain)/loss	75.1	4.0	52.2	16.4	(1.0)	(45.0)
Divestitures	(1.7)	—	—	(2.8)	—	(2.6)
Curtailments	—	(5.9)	(0.2)	—	—	—
Settlements	(0.9)	(11.6)	(0.5)	(14.6)	(10.2)	—
Special termination benefits	—	—	(3.6)	—	—	—
Disbursements and benefits paid	(15.7)	(19.1)	(53.0)	(67.4)	(19.2)	(21.0)
Contributions by participants	0.2	0.2	0.2	0.2	—	—
Foreign currency translation	(43.1)	24.9	(2.8)	7.4	0.6	1.5

Benefit obligation at end of year	401.6	366.4	799.4	753.7	195.6	213.8

Plan assets
Fair value of plan assets at end of prior year	346.6	316.1	466.1	441.4	—	—
Actual return on plan assets	52.9	24.6	50.7	57.3	—	—
Divestitures	(1.7)	—	—	—	—	—
Settlements	(0.9)	(11.6)	(0.9)	(5.9)	—	—
Disbursements and benefits paid	(15.7)	(19.1)	(53.0)	(67.3)	(19.2)	(21.0)
Company contributions	8.4	13.1	73.1	36.0	19.2	21.0
Contributions by participants	0.2	0.2	0.2	0.2	—	—
Foreign currency translation	(39.0)	23.3	0.3	4.4	—	—

Fair value of plan assets at end of year	350.8	346.6	536.5	466.1	—	—

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

17. POST-RETIREMENT BENEFITS (CONTINUED)

	Pension benefits				Other benefits
	UK Plans		Non-UK Plans		All Plans
	As at December 31, 2005 $ million	As at January 1, 2005 $ million	As at December 31, 2005 $ million	As at January 1, 2005 $ million	As at December 31, 2005 $ million	As at January 1, 2005 $ million
Funded status-assets (less than)/in excess of benefit obligation	(50.8)	(19.7)	(262.9)	(287.6)	(195.6)	(213.8)
Contributions after measurement date	1.4	1.2	4.2	4.5	4.4	5.0
Unrecognized net actuarial loss/(gain)	70.9	34.8	248.3	229.9	(55.1)	(56.6)
Unrecognized net (asset)/liability at transition	(0.4)	(1.8)	4.7	5.7	—	—
Unrecognized prior service cost	0.5	1.0	3.0	2.6	(19.5)	(20.7)

Net amount recognized	21.6	15.5	(2.7)	(44.9)	(265.8)	(286.1)

Amounts recognized in the consolidated balance sheet:
– Prepaid benefit cost	—	13.5	1.6	2.9	—	—
– Accrued benefit liability	(48.6)	(25.6)	(201.3)	(236.3)	(265.8)	(286.1)
– Intangible asset	0.6	0.9	6.0	6.4	—	—
– Accumulated other comprehensive income	69.6	26.7	191.0	182.1	—	—

Net amount recognized	21.6	15.5	(2.7)	(44.9)	(265.8)	(286.1)

The accumulated benefit obligation for all defined benefit pension plans was $1,133.9 million at December 31, 2005 and $1,058.6 million at January 1, 2005. The accumulated benefit obligation has been calculated in accordance with Approach 1 described in EITF 88-1 “Determination of Vested Benefit Obligation for a Defined benefit Pension Plan”.

During fiscal 2004, certain assets and liabilities of one of the Group’s Japanese pension arrangements were transferred to the Japanese government. The value of liabilities transferred exceeded the amount of assets transferred by $8.7 million. The impact of this government subsidy is reflected in the above figures.

	Pension benefits				Other benefits
	UK Plans		Non-UK Plans		All Plans
	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million
Increase in minimum liability included in other comprehensive income	42.9	(0.6)	8.9	(13.1)	n/a	n/a

Information regarding pension plans in which projected benefit obligations (inclusive of anticipated future compensation increases) and accumulated benefit obligations exceed plan assets:

	UK Plans		Non-UK Plans
	As at December 31, 2005 $ million	As at January 1, 2005 $ million	As at December 31, 2005 $ million	As at January 1, 2005 $ million
Projected benefit obligation	(370.9)	(140.1)	(797.7)	(737.4)
Accumulated benefit obligation	(363.8)	(134.6)	(738.2)	(687.0)
Fair value of plan assets	316.9	112.9	534.8	452.3

The major assumptions used in valuing year end pension and post-retirement plan obligations were as follows:

	Pension benefits				Other benefits
	UK Plans		Non-UK Plans		All Plans
	As at December 31, 2005	As at January 1, 2005	As at December 31, 2005	As at January 1, 2005	As at December 31, 2005	As at January 1, 2005
Weighted average assumptions used to determine benefit obligations at year end:
– Discount rate	5.00%	5.75%	5.34%	5.87%	5.44%	6.00%
– Rate of compensation increase	4.00%	4.00%	5.39%	5.39%	n/a	n/a
– Ultimate medical trend rate	n/a	n/a	n/a	n/a	4.18%	4.50%

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

17. POST-RETIREMENT BENEFITS (CONTINUED)

Pension plan assets

Pension plan assets are invested in equity securities, bonds and other fixed income securities, money market instruments, and insurance contracts. The Company’s weighted-average worldwide actual asset allocations at December 31, 2005 and January 1, 2005 by asset category are as follows:

	Plan assets		Target allocation
	As at December 31, 2005	As at January 1, 2005
Asset category:
– Equity securities	60%	61%	65-75%
– Fixed income securities	35%	35%	27-33%
– Other assets	5%	4%	0-10%

Total	100%	100%	100%

The Company’s investment strategy for pension plan assets includes diversification to minimize interest and market risks. On December 1, 2005 the Tomkins North American Retirement Board redenominated existing fixed income assets in the US defined benefit pension plans amounting to $152.0 million and entered into $308.0 million of US dollar denominated interest rate swaps with a combined average duration of 11.5 years. This has resulted in a hedge of the interest rate risk inherent in the accrued benefit obligation of the plans, whereby future changes in the accrued benefit obligation arising from changes in the interest rate will be matched by equal and opposite movements in the value of the assets, protecting the deficit from future interest rate changes. In general, the investment strategy for non-US plans does not involve the use of derivative financial instruments. Plan assets are re-balanced periodically to maintain target asset allocations. Maturities of investments are not necessarily related to the timing of expected future benefit payments, but adequate liquidity to make immediate and medium term benefit payments is ensured.

Contributions

The Company’s funding policy for its defined benefit plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. Post retirement health and life insurance benefits are funded as incurred. The Company expects to contribute approximately $69 million to its pension plans during fiscal 2006.

Benefit payments

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid:

	Pension Benefits		Other Benefits
	UK Plans $ million	Non-UK Plans $ million	All Plans $ million
Fiscal years:
– 2006	16.4	54.7	20.1
– 2007	17.2	54.0	20.3
– 2008	18.5	54.6	20.5
– 2009	18.4	55.2	20.4
– 2010	19.4	54.9	20.2
– 2011-2015	106.2	277.3	93.0

Health care cost trends and the impact of the Medicare Prescription Act of 2003

The weighted average annual rate of increase in the per-capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 8.68% for fiscal 2006, reducing gradually to 4.18% by fiscal 2011 and remaining at that level thereafter. A one percentage point change in the assumed health care cost trend rate would have the following effects as of December 31, 2005:

	1 % point increase $ million	1 % point decrease $ million
Effect on the total of service and interest cost	1.1	1.1
Effect on the post retirement benefit obligation	16.1	15.6

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary’s annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare.

In January 2004, the FASB issued Staff Position FAS 106-1, “Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the “Act”, or “FSP FAS 106-1”). FSP FAS 106-1 allows for current recognition or a one-time deferral of the effects of the Act. The deferral suspends the application of the measurement requirements of SFAS106 “Employer’s Accounting for Postretirement Benefits Other Than Pensions,” and it revised the disclosure requirements of SFAS 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits” for pensions and other post retirement plans for the effects of the Act. In May 2004, the FASB issued Staff Position FAS 106-2, “Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the Act, or “FSP FAS 106-2”), which supercedes FSP FAS 106-1 and provides guidance on the accounting for the effects of the Act and requires employers that sponsor post retirement healthcare plans that provide prescription drug benefits to provide certain disclosures regarding the effect of the federal subsidy included in the Act. FSP FAS 106-2 was effective for the first interim or annual period beginning after June 15, 2004 and did not have a material impact on the Company’s results of operations, cash flows or financial position.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

18. SHARE- BASED COMPENSATION

A. Background

The Company operates a number of share-based compensation plans to provide incentives to its senior management and other eligible employees. Details of the plans in respect of which options and awards were outstanding as at December 31, 2005 are set out below.

The Company adopted SFAS123R “Share-Based Payment” using the modified prospective method with an effective date of January 2, 2005. Prior to adopting SFAS123R, the Company accounted for share-based based compensation using the intrinsic value method prescribed in APB25 “Accounting for Stock Issued to Employees”. The Company’s financial statements for fiscal 2004 and fiscal 2003 have not been restated to reflect the adoption of SFAS123R. Pro-forma information on the effect on the Company’s net income and net income per common share for fiscal 2004 and fiscal 2003 had the Company previously accounted for share-based compensation using the fair value method prescribed in SFAS123 “Accounting for Stock-Based Compensation” is presented in Note 2.

Under SFAS 123, the Company recognized the effect of forfeitures due to failure to satisfy service conditions or non-market performance conditions when they occurred. Under SFAS 123R, the Company adjusts the compensation expense recognized in each period to reflect actual and expected forfeitures. The cumulative effect of this change of accounting policy as at January 1, 2005 was not material.

The compensation expense recognized in income and the related income tax benefit in respect of share- based compensation plans was as follows:

	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Equity-settled awards:
– Share options	9.8	0.6	7.2
– Other equity-settled awards	5.6	3.7	1.1

	15.4	4.3	8.3
Cash-settled awards	1.1	2.3	2.3

Total compensation expense	16.5	6.6	10.6
Income tax benefit	—	(2.4)	(3.4)

Effect on net income	16.5	4.2	7.2

B. Share options

Following a review by management in fiscal 2004, it was decided that the Company’s executive share option plans would not be renewed when they lapsed for the purposes of new grants in May 2005. Accordingly, no new options were granted under these plans during fiscal 2005. Options will continue to be granted from time to time under the Tomkins 2005 Sharesave Scheme, a savings related share option plan which is open to employees who are resident for tax purposes in the United Kingdom. Options granted under the Tomkins 2005 Sharesave Scheme generally vest on the fifth anniversary of the grant date and expire if they are not exercised within six months of the vesting date.

Details of the share option plans that are closed for the purposes of new grants but under which options were outstanding as at December 31, 2005 are as follows:

TOMKINS EXECUTIVE SHARE OPTION SCHEME NO.3 (“ESOS 3”) AND THE TOMKINS EXECUTIVE SHARE OPTION SCHEME NO. 4 (“ESOS 4”)

Options granted under ESOS3 and ESOS4 cannot generally be exercised until the third anniversary of the date of grant and until the performance condition has been satisfied. The performance condition will be achieved if the rate of increase of the Company’s earnings per share exceeds the growth in the United Kingdom Retail Prices Index by an average of 2 per cent per annum over any three-year period after the option is granted based on a simple arithmetic calculation that is made annually when the Company’s results are known. In any event, options granted under these plans generally expire if they are not exercised by the tenth anniversary of the grant date.

TOMKINS PREMIUM PRICED OPTION

The Tomkins Premium Priced Option was an option specifically and solely granted to James Nicol as part of the incentive package to attract him to the Company. It consists of a non-transferable option to acquire 5,076,142 shares granted on February 11, 2002. The price per share payable on the exercise of the option will be 338 cents in respect of 2,538,072 shares (“A option shares”), 474 cents in respect of 1,522,842 shares (“B option shares”) and 592 cents in respect of 1,015,228 shares (“C option shares”). No performance conditions attached to these options. The options vested as to one-third of A, B and C option shares on February 18, 2003, one-third of A, B and C option shares on February 18, 2004 and as to one-third of A, B and C option shares on February 18, 2005. The option will expire on February 11, 2012 or earlier in certain circumstances.

ONGOING OPTION

The Ongoing Option was also an option specifically and solely granted to James Nicol on February 11, 2002, as part of the incentive package to attract him to the Company. It consisted of a non-transferable option to acquire 1,522,842 shares at 338 cents, which could not be exercised before February 18, 2005 and unless and until the performance condition has been satisfied or waived. The performance condition will be achieved if, on or after the third anniversary of the date of grant, the rate of increase of the Company’s earnings per share over any three-year period is equal to or greater than the rate of increase of the United Kingdom Retail Prices Index plus 9 per cent. The performance condition may be waived or amended by the Remuneration Committee. If there is a change of control of the Company then the option is exercisable immediately regardless of whether the performance condition is satisfied. The option will expire on February 11, 2012 or earlier in certain circumstances. As at December 31, 2005, the option had not vested because the performance condition had not been met.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

18. SHARE-BASED COMPENSATION (CONTINUED)

TOMKINS SAVINGS RELATED SHARE OPTION SCHEME NO. 2

The Tomkins Savings Related Share Option Scheme No.2 was open to employees who are resident for tax purposes in the United Kingdom. Options granted under this plan generally vest on the fifth anniversary of the grant date and expire if they are not exercised within six months of the vesting date. During fiscal 2005, this plan expired for the purposes of new grants and was replaced with The Tomkins 2005 Sharesave Scheme.

Changes in the total number of options outstanding during the period were as follows:

	Options Number	Weighted average exercise price Cents
Outstanding as at January 1, 2005	30,333,766	429.37
Granted during the period	419,297	396.53
Forfeited during the period	(1,197,190)	389.99
Exercised during the period	(175,884)	435.67
Expired during the period	(950,857)	596.97

Outstanding as at December 31, 2005	28,429,132	424.90

Exercisable as at December 31, 2005	5,079,142	454.53

Options that were exercisable as at December 31, 2005 had a total intrinsic value of $4.3 million and a weighted average remaining contractual term of 6.1 years.

The Company expects to recognize an aggregate compensation expense of $8.2 million in respect of options that were not exercisable as at December 31, 2005 over their weighted average remaining period to vesting of 1.1 years.

During fiscal 2005, the Company received $0.7million (fiscal 2004: $2.2 million; fiscal 2003: $1.1 million) in cash from the exercise of share options whose total intrinsic value was $0.1 million (fiscal 2004: $0.9 million; fiscal 2003: $0.1 million). The tax benefit realized by the Company on the exercise of these options was $nil (fiscal 2004: $0.3 million; fiscal 2003: $nil).

The compensation expense recognized in respect of share options is based on their fair value at the grant date calculated using the Black-Scholes option-pricing model.

Assumptions made in calculating the fair values of options granted were as follows:

	Year ended December 31, 2005	Year ended January 1, 2005	Year ended January 3, 2004
Options granted	419,297	6,853,762	9,721,456
Weighted average fair value	158.39c	128.13c	92.99c

Weighted average assumptions:
– Share price	495.66c	457.03c	389.04c
– Exercise price	396.53c	436.43c	389.04c
– Expected volatility	30.46%	31.50%	31.50%
– Expected term	5.25 years	5.83 years	6.0 years
– Risk free interest rate	3.84%	4.51%	4.43%
– Expected dividends	22.88c	21.91c	19.57c

Expected volatility was determined based on the historical volatility of the market price of the Company’s ordinary shares over the period since May 2001 when, following a period of significant de-merger activity, the Company was re-focused on its remaining core businesses. Adjustments have been made to the expected term used in the model to reflect the effects of non-transferability, exercise restrictions and behavioral considerations, where available based on historical experience of similar awards.

C. OTHER EQUITY-SETTLED AWARDS

Details of the other equity-settled plans operated by the Company under which awards were outstanding as at December 31, 2005 are as follows:

ANNUAL BONUS INCENTIVE PLAN

The Company’s executive Directors and other senior executives participate in the Annual Bonus Incentive Plan (“ABIP”). Each participant in the plan receives a percentage of “bonusable profit” of the business for which he or she has responsibility. Bonusable profit is based on operating profit less a charge for tax and a charge for invested capital. Bonusable profit may also be adjusted for restructuring costs and, with the approval of the Remuneration Committee, certain other items such as gains or losses on the disposal and exit of businesses.

Senior participants receive the their bonus as to four-sevenths in cash, one-seventh in bonus shares and two-sevenths in deferred shares. Other participants receive their bonus as to three-quarters in cash, one-twelfth in bonus shares and one-sixth in deferred shares. Bonuses are paid at the end of June, September and December based on 75 per cent of the bonus earned to the end of the previous quarter, with the balance of the full entitlement to the bonus for the fiscal year paid at the end of March following the fiscal year-end.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

18. SHARE-BASED COMPENSATION (CONTINUED)

Bonus shares are restricted and vest only after a period of three years after the initial bonus award. Dividends are paid on the bonus shares. Deferred shares are awarded at the time of the initial bonus award but the vesting of the shares is conditional on continued employment with the Company for three years after the award. Dividends are not paid on the deferred shares until they have vested.

As a condition of continued participation in the Plan, senior participants are required to hold shares with a purchase cost equivalent to one year’s total after-tax remuneration including bonus, based on an average of the previous three years. Other participants are required to hold shares with a purchase cost equivalent to one half of one year’s total after-tax remuneration including bonus, based on an average of the previous three years.

SHARE MATCHING SCHEME

The Tomkins Share Matching Scheme (“SMS”) was related to The Tomkins Restricted Share Plan (“RSP”) which closed for the purposes of new grants in fiscal 2000/01. The RSP required participants either to take an element of their annual bonus in the form of restricted shares, or to acquire further shares in the Company using cash bonuses already paid to them. Awards made under the RSP were subject to forfeiture if the participant left the Company before the third anniversary of the grant date. In the event that restricted shares vested under the RSP, the SMS provided for up to two conditional matching awards. Each matching award was for the number of shares that had vested under the RSP with proportionate reductions in the event that the participant disposed of any shares that had vested under the RSP. The first matching award under the SMS was subject to forfeiture if the participant left the Company before the second anniversary of the grant date. The second matching award was made when the first matching award vested and was subject to forfeiture if the participant left the Company before the second anniversary of the grant date. The final grant under the SMS was made during fiscal 2005 and the plan is now closed for the purposes of new grants.

Changes in the total number of awards outstanding under these plans during fiscal 2005 were as follows:

	Awards Number	Weighted average grant date fair value Cents
Outstanding as at January 1, 2005	1,889,075	469.83
Granted during the period	1,426,367	296.72
Forfeited during the period	(18,701)	487.25
Vested during the period	(73,744)	463.16

Outstanding as at December 31, 2005	3,222,997	468.10

During fiscal 2005, awards were made over 1,415,047 ordinary shares under ABIP and matching awards were made over 11,320 ordinary shares under the SMS.

The Company expects to recognize an aggregate compensation expense of $4.6 million in respect of awards that had not vested as at December 31, 2005 over their weighted average remaining period to vesting of 1.6 years.

The total intrinsic value of awards that vested under these plans during fiscal 2005 was $nil (fiscal 2004: $2.9 million; fiscal 2003: $0.9 million). The tax benefit realized by the Company on the vesting of these awards was $nil (fiscal 2004: $1.0 million; fiscal 2003: $0.3 million).

The fair value of awards made under these plans is measured based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards.

D. Cash-settled awards

DEFERRED MATCHING SHARE PURCHASE PLAN

The Deferred Matching Share Purchase Plan was introduced for James Nicol as part of the incentive package to attract him to the Company. Under this plan 3,045,684 ordinary shares (“Matching Shares”) were awarded on February 11, 2002 following the purchase by Mr Nicol of 1,015,228 ordinary shares. After three years from February 18, 2002 (or earlier in certain circumstances), the award was to vest in respect of 1,015,228 Matching Shares and the remaining 2,030,456 Matching Shares were to vest to the extent that, for every 1 penny the highest market price of the Company’s ordinary shares sustained over a five-day period during the six-month period ended February 18, 2005 exceeded 197 pence, being the market price on February 18, 2002, Mr Nicol was entitled to receive 5,153 shares. In the event, the market price achieved under the terms of the plan was 285.25 pence and of the 2,030,456 Matching Shares, 454,752 vested and the balance lapsed.

Under the terms of his contract, Mr Nicol was entitled to elect to receive a cash payment in lieu of shares and for this reason this plan was classified as a cash-settled transaction. As at January 1, 2005, the Company recognized a liability of $6.9 million in respect of the plan. During fiscal 2005, the Company recognized a compensation expense of $1.1 million in respect of the plan (fiscal 2004: $2.3 million; fiscal 2003: $2.3 million).

In the event, Mr Nicol elected to receive cash and was paid $8.0 million (subject to statutory deductions) in settlement on February 28, 2005. The tax benefit realized by the Company on the vesting of this award was $0.9 million.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

19. CAPITAL LEASES

Future minimum lease payments under capital leases that had initial or remaining non-cancellable lease terms in excess of one year as at December 31, 2005 were as follows:

$ million
Fiscal year:
– 2006	4.6
– 2007	4.1
– 2008	3.6
– 2009	2.7
– 2010	2.6
– Thereafter	11.0

Total minimum payments	28.6
Less: Future interest	(7.4)

Total principal payable	21.2

20. COMMITMENTS UNDER OPERATING LEASES

Future minimum lease payments under operating leases that had initial or remaining non-cancellable lease terms in excess of one year as at December 31, 2005 were as follows:

$ million
Fiscal year:
– 2006	35.7
– 2007	28.3
– 2008	26.6
– 2009	22.0
– 2010	19.9
– Thereafter	81.2

Total minimum payments	213.7

The rental expense recognized in respect of assets held under operating leases was as follows:

	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $million	Year ended January 3, 2004 $million
Land and buildings	26.7	26.5	20.4
Plant and machinery	10.9	12.8	15.2

Total operating lease rental expense	37.6	39.3	35.6

21. CONTINGENCIES

The Company is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The Directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position.

22. RESTRUCTURING

The Company defines restructuring expenses to include charges incurred with respect to exit or disposal activities accounted for in accordance with SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”, employee severance costs incurred as a result of an exit or disposal activity accounted for in accordance with SFAS 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and SFAS 112 “Employers’ Accounting for Postemployment Benefits”, and pension and other post employment benefit costs incurred as a result of an exit or disposal activity accounted for in accordance with SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions”.

The Company has undertaken various restructuring activities to streamline its operations, consolidate and take advantage of available capacity and resources, and ultimately achieve net cost reductions. Restructuring activities include efforts to integrate and rationalize the Company’s businesses and to relocate manufacturing operations to lower cost markets.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

22. RESTRUCTURING (CONTINUED)

During fiscal 2005 there were $39.0 million of restructuring costs charged to the consolidated income statement compared with $34.1 million in fiscal 2004. Provisions for restructuring costs were as follows:

	Employee related $ million	Fixed asset write-downs $ million	Other costs $ million	Total $ million
Balance as at December 31, 2002	20.2	—	10.9	31.1
Cash expenditure	(23.0)	—	(16.2)	(39.2)
Non-cash expenditure	—	(6.8)	(3.9)	(10.7)
Charged to income	14.1	6.8	17.1	38.0
Foreign currency translation	0.2	—	—	0.2

Balance as at January 3, 2004	11.5	—	7.9	19.4
Cash expenditure	(7.6)	—	(23.5)	(31.1)
Non-cash expenditure	–	(9.0)	(1.4)	(10.4)
Charged to income	6.2	9.0	18.9	34.1
Foreign currency translation	0.1	—	—	0.1

Balance as at January 1, 2005	10.2	—	1.9	12.1
Cash expenditure	(7.5)	—	(11.9)	(19.4)
Non-cash expenditure	—	(8.0)	(7.9)	(15.9)
Charged to income	10.1	8.0	20.9	39.0
Foreign currency translation	(0.7)	—	(0.2)	(0.9)

Balance as at December 31, 2005	12.1	—	2.8	14.9

INDUSTRIAL & AUTOMOTIVE

The loss of a local major customer and uncompetitive labor costs resulted in the decision to announce the closure of the Company’s curved hose production plant in Nowra, Australia. The plant will close in July 2006 allowing time to honor current customer commitments. Due to continued losses, Wipers announced its intention to transfer the remaining manufacturing capability from the Wiper Systems plant in Pontypool, Wales to more cost competitive locations. The transfer will complete in the first half of fiscal 2006. Taken together, these projects will result in the termination of 362 employees in fiscal 2006.

AIR SYSTEMS COMPONENTS

In Air Systems Components, a number of plant rationalizations occurred with the closure of the Tabor City and Englewood facilities and the transfer of production to lower cost facilities.

Segmental analysis of income statement expense:

	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Industrial & Automotive:
– Power Transmission	1.9	8.6	13.1
– Fluid Power	(1.6)	1.8	0.3
– Wipers	29.9	8.9	14.3
– Fluid Systems	0.7	4.7	—
– Other Industrial & Automotive	3.0	5.2	2.6

	33.9	29.2	30.3

Building Products:
– Air Systems Components	5.2	1.8	6.6
– Other Building Products	(0.1)	3.1	1.1

	5.1	4.9	7.7

	39.0	34.1	38.0

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

22. RESTRUCTURING (CONTINUED)

Segmental analysis of restructuring provisions:

	As at December 31, 2005 $ million	As at January 1, 2005 $ million	As at January 3, 2004 $ million
Industrial & Automotive:
– Power Transmission	2.0	0.4	3.3
– Fluid Power	—	2.4	4.3
– Wipers	6.7	2.3	4.9
– Fluid Systems	—	0.9	—
– Other Industrial & Automotive	2.0	1.1	1.6

	10.7	7.1	14.1

Building Products:
– Air Systems Components	4.2	4.5	5.2
– Other Building Products	—	0.5	0.1

	4.2	5.0	5.3

	14.9	12.1	19.4

As at December 31, 2005, the Company expected to recognize further expenses in relation to ongoing restructurings amounting to $11.3 million, all of which will be incurred in fiscal 2006.

23. CAPITAL STRUCTURE

The Company’s issued share capital comprises ordinary shares of 5p each (“common shares”) and convertible cumulative preference shares of $50 each (“preferred shares”).

PREFERRED SHARES

The preferred shares were issued on terms that they could be converted at any time, at the shareholder’s option, into fully paid common shares of the Company on the basis of 9.77 common shares for every preferred share so converted. At the date of issue, the conversion terms of the preferred shares were equivalent to a price of 334p per common share.

The Company has the option, at any time when the total amount of the preferred shares issued and outstanding is less than 10% of the amount originally issued and in any event on or after July 29, 2006 to redeem, in the first case, all but not some only and, in the second case, all or any of the preferred shares which remain issued and outstanding at that time. As at December 31, 2005, the company was unable to redeem the preferred shares.

Until such time as the preferred shares are converted or redeemed, the holders of the preferred shares have a right to receive dividends at an annual rate of 5.560 per cent in preference to the holders of the Company’s common shares.

The holders of the preferred shares are entitled to vote at a general meeting of the Company where, on a show of hands, each holder will have one vote and, on a poll, each holder will have one vote in respect of every seven fully paid common shares to which the holder would be entitled on the full exercise of his conversion rights, except if two or more consecutive quarterly dividends are in arrears whereupon, on a poll, each holder shall have one vote in respect of every fully paid common share to which the holder would be entitled on the full exercise of his conversion rights and such voting rights would continue until such time as any arrears of dividends have been paid in full.

On a return of assets on liquidation or otherwise, other than on redemption or repurchase of the preferred shares, the assets of the Company available to shareholders will be applied first in repaying the capital paid up or credited as paid up in respect of the preferred shares together with all arrears and accruals of dividends to the holders of the preferred shares and any other classes of shares ranking pari passu as to capital with the preferred shares.

RESTRICTED RESERVES

Under United Kingdom law, there is a concept of a capital redemption reserve. In the event that the Company purchases its own shares, in certain circumstances it is required to transfer an amount equivalent to the nominal value of the shares purchased to the capital redemption reserve in order to maintain the capital of the Company. The capital redemption reserve is a restricted reserve, as it cannot be distributed to shareholders. On August 26, 2003, the Company redeemed all of its outstanding Redeemable convertible cumulative preference shares of $50 each and transferred $621.9 million to the capital redemption reserve. In fiscal 2003, the Company recognized a gain of $17.4 million on redemption of the Redeemable convertible cumulative preference shares in comprehensive income.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Notes to the financial statements

continued

24. RELATED PARTY TRANSACTIONS

During the period, the Group purchased aviation services under an agreement with IGC, LLC and GForce Aviation, LLC. IGC, LLC was wholly-owned by Mr C C Gates until his death on August 28, 2005, when ownership passed to the Gates family. Mr Gates had and Gates family members have an interest in the Company’s preferred shares. The agreement was entered into on an arm’s length basis and the services provided are used strictly for corporate travel to the Company’s diverse locations within North America and only if there is no lower cost alternative available to the Company’s employees. The agreement permits the Company to purchase an unlimited number of aircraft flying hours at the rate of $1,950 per flying hour, plus $1,300 per day crew, plus $1,800 per month to cover insurance costs. During fiscal 2005, the Company recognized an expense of $147,870 (fiscal 2004: $145,705) in respect of these services. As at December 31, 2005, an amount of $2,100 (January 1, 2005: $1,700) due to IGC, LLC was included in trade payables.

There are no further transactions or proposed transactions with related parties that are material to the Company or to a related party.

25. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts are as follows:

	Year ended December 31, 2005 $ million	Year ended January 1, 2005 $ million	Year ended January 3, 2004 $ million
Balance at the beginning of the period	11.7	15.8	16.7
Charged to income	5.4	1.3	0.7
Additions charged to other accounts *	(1.3)	(1.3)	(1.0)
Utilized	(1.6)	(4.9)	(2.3)
Foreign currency translation	(0.7)	0.8	1.7

Balance at the end of the period	13.5	11.7	15.8

*	Includes the currency retranslation of opening balances and movements arising from the acquisition and disposal of subsidiaries.

26. SUBSEQUENT EVENTS

On March 1, 2006, the Company completed the acquisition of 100% of the issued stock of Selkirk Americas, L.P. (“Selkirk”) for a provisional consideration of $124.4 million. Selkirk is a manufacturer of chimney, venting and air distribution products for commercial and residential applications and it will be integrated into the Company’s Air Systems Components business segment. Selkirk is headquartered in the United States of America and has manufacturing facilities in the United States of America, Canada and Mexico.

On March 2, 2006, the Company announced that it had received conversion notices in respect of an aggregate of 7,800,000 Convertible cumulative preference shares of US$50 each (“preferred shares”) held by B-C Management LLC as nominee for Bear Creek Inc., a corporate trustee administering certain Gates family trusts, and The Gates Family Foundation who together controlled approximately 99.15% of the preferred shares in issue. The preferred shares were converted into 76,205,998 fully paid ordinary shares of 5p each (“common shares”) on March 9, 2006. Based on the Company’s issued share capital as at March 2, 2006, the number of issued common shares increased from 777,431,246 to 853,637,244 following the conversion and 2,656,912 preferred shares remained in issue.

Signature

Tomkins plc hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TOMKINS plc

/s/ Kenneth Lever
By: Kenneth Lever
Chief Financial Officer

May 15, 2006

Exhibit Index

1.1	Memorandum and Articles of Association of the Company. (4)

4.1	The rules of the Tomkins Executive Share Option Scheme No. 3. (1)

4.2	The rules of the Tomkins Executive Share Option Scheme No. 4. (1)

4.3	Service Agreement, dated February 11, 2002 between Tomkins plc and James Nicol (2)

4.4	Support Agreement, dated April, 29, 2003, between Tomkins plc, 2023103 Ontario Inc., and Stackpole Limited. (3)

4.5	Lock-up Agreement, dated April 29, 2003, between The Stackpole Corporation, Tomkins plc, and 2023103 Ontario Inc. (3)

4.6	Third Supplemental Trust Deed relating to the £750,000,000 Euro Medium Term Note Programme dated August 28, 2003. (4)

4.7	Facility Agreement relating to the £400,000,000 multicurrency revolving credit agreement dated February 9, 2004. (4)

4.8	The rules of the Tomkins 2005 Sharesave Scheme (5)

8.1	List of subsidiaries of the Company*.

12.1	Certification of CEO pursuant to Rule 13 (a) – 14(a) of the Securities Exchange Act of 1934*

12.2	Certification of CFO pursuant to Rule 13 (a) – 14(a) of the Securities Exchange Act of 1934*

13.1	Certification of CEO and CFO pursuant to Rule 13(a) – 14 (b) of the Securities and Exchange act of 1934 and 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*.

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2001.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002.
(3)	Incorporated by reference to the Company’s Transition Report on Form 20-F for the eight months ended December 31, 2002.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended January 3, 2004.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended January 1, 2005.
*	Filed herewith.