Form 20-F
period 2006-12-30
TOMKINS PLC
filed 2007-05-17
CIK 838877

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

FOR THE FISCAL YEAR ENDED: DECEMBER 30, 2006

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

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the Annual Report:

Ordinary Shares, nominal value 5p per share	858,209,522
Convertible Cumulative Preference Shares, nominal value $50 per share	2,625,138

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

In this Annual Report (the “Annual Report”) on Form 20-F for the fiscal year ended December 30, 2006 (“fiscal 2006”), all references to “Tomkins”, the “Tomkins Group”, the “Group”, the “Company”, “we”, “us” and “our” include Tomkins plc and its consolidated subsidiaries, unless the context otherwise requires.

The consolidated financial statements of Tomkins plc appearing in this Annual Report are presented in US dollars (“$”) and are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

In this Annual Report, references to “US dollars”, “$”, “cents” and “c” are to United States currency, references to “pounds sterling”, “£”, “pence” and “p” are to British currency, references to “Canadian dollars” are to Canadian currency, and “Euros” are to the currency of certain member states of the European Union.

Special Note Regarding Forward-Looking Statements

Pursuant to the meaning of forward-looking statements in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), this Annual Report contains assumptions, anticipations, expectations and forecasts concerning the Company’s future business plans, products, services, financial results, performance, future events and information relevant to our business, industries and operating environments. When used in this document, the words “anticipate”, “believe”, “estimate”, “assume”, “could”, “should”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. The forward-looking statements contained herein represent a good-faith assessment of our future performance for which we believe there is a reasonable basis. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, regulatory developments adverse to us or difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, lack of acceptance of new products or services by the Company’s targeted customers, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, adverse changes in foreign exchange rates, and acts of terrorism or war, and other risks described in Item 3D “Key Information – Risk factors”. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

The selected financial data set out below as at and for the fiscal years ended December 30, 2006, December 31, 2005 (“fiscal 2005”), January 1, 2005 (“fiscal 2004”), January 3, 2004 (“fiscal 2003”), the eight-month transition period ended December 31, 2002 and for the fiscal year ended April 30, 2002 has been derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements for fiscal 2006 have been included as Item 18 to this Form 20-F. The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, such consolidated financial statements and Notes thereto and Item 5 “Operating and Financial Review and Prospects”.

Consolidated income statement data

	Fiscal Year Ended
	December 30, 2006(1) (364 days)		December 31, 2005(2) (3) (364 days)		January 1, 2005 (364 days)		January 3, 2004(4) (368 days)		December 31, 2002(5) (245 days)		April 30, 2002(6) (365 days)
	$ million		$ million		$ million		$ million		$ million		$ million
Net sales	5,418.7		5,108.9		4,688.0		4,210.9		2,593.3		3,794.5
Operating income from continuing operations	439.2		483.6		457.8		372.2		216.8		328.9
Income from continuing operations before cumulative effect of change in accounting principle	414.2		318.3		363.5		480.8		186.9		209.6
(Loss)/income from discontinued operations, net of taxes	(202.2)		(6.9)		3.2		(103.7)		(20.0)		(0.8)

Income from operations	212.0		311.4		366.7		377.1		166.9		208.8

Gain/(loss) on disposal of discontinued operations, net of taxes	39.7		1.6		11.0		49.6		(0.8)		3.2
Cumulative effect of change in accounting principle, net of taxes	—		—		—		—		(47.3)		2.6

Net income	251.7		313.0		377.7		426.7		118.8		214.6

Net income per common share (7)
Basic
Income from continuing operations before cumulative effect of change in accounting principle	48.19	c	37.49	c	43.47	c	58.51	c	19.37	c	19.82	c
(Loss)/income from discontinued operations, net of taxes	(24.10	)c	(0.89	)c	0.42	c	(13.45	)c	(2.59	)c	(0.10	)c
Gain/(loss) on disposal of discontinued operations, net of taxes	4.73	c	0.20	c	1.42	c	6.43	c	(0.11	)c	0.41	c

Income before cumulative effect of change in accounting principle	28.82	c	36.80	c	45.31	c	51.49	c	16.67	c	20.13	c
Cumulative effect of change in accounting principle, net of taxes	—		—		—		—		(6.14	)c	0.34	c

Net income	28.82	c	36.80	c	45.31	c	51.49	c	10.53	c	20.47	c

Diluted
Income from continuing operations before cumulative effect of change in accounting principle	46.92	c	36.33	c	41.43	c	50.40	c	18.75	c	19.81	c
(Loss)/income from discontinued operations, net of taxes	(22.90	)c	(0.79	)c	0.36	c	(10.87	)c	(2.01	)c	(0.10	)c
Gain/(loss) on disposal of discontinued operations, net of taxes	4.49	c	0.18	c	1.26	c	5.20	c	(0.07	)c	0.41	c

Income before cumulative effect of change in accounting principle	28.51	c	35.72	c	43.05	c	44.73	c	16.67	c	20.12	c
Cumulative effect of change in accounting principle, net of taxes	—		—		—		—		(4.75	)c	0.34	c

Net income	28.51	c	35.72	c	43.05	c	44.73	c	11.92	c	20.46	c

Net income per American Depository Share (8)
Basic	115.28	c	147.20	c	181.24	c	205.96	c	42.12	c	81.88	c

Diluted (9)	114.04	c	142.88	c	172.20	c	178.92	c	47.68	c	81.84	c

Average number of Ordinary Shares outstanding (‘000s)
Basic	838,894		771,427		770,717		771,037		770,927		773,464

Diluted (9)	882,807		876,141		877,299		953,989		996,607		774,017

(1) – (9)    Refer to notes on page 5.

Consolidated balance sheet data

	As at
	December 30, 2006 (10)	December 31, 2005	January 1, 2005	January 3, 2004	December 31, 2002	April 30, 2002
	$ million	$ million	$ million	$ million	$ million	$ million
Total assets	5,780.4	5,783.3	5,736.0	5,462.6	5,202.6	5,250.8
Ordinary share capital	62.9	55.7	55.6	55.5	55.5	55.4
Shareholders’ equity	3,087.3	3,034.4	2,923.1	2,697.0	2,412.5	2,555.7
Net assets	3,187.0	3,117.7	3,003.9	2,756.6	3,095.7	3,227.2

(1)

The Group acquired Selkirk Americas L.P. on March 1, 2006, 60% of Gates Winhere LLC on July 19, 2006, ENZED Fleximak Ltd on August 4, 2006, Eastern Sheet Metal on October 19, 2006, and Heat-Fab Inc on October 26, 2006.

(2)	The Group acquired Milcor Inc on January 27, 2005, L.E. Technologies on March 18, 2005, Eifeler Maschinenbau GmbH on July 1, 2005, and NRG Industries Inc. on September 23, 2005.
(3)	The Group adopted SFAS123(R) using the modified prospective method with an effective date of January 2, 2005.
(4)	The Group acquired Stackpole Limited on June 18, 2003.
(5)	Change in accounting principle relates to the Group’s transitional adjustment in respect of the adoption of SFAS142 on May 1, 2002.
(6)	Change in accounting principle relates to the Group’s transitional adjustment in respect of the adoption of SFAS133 on May 1, 2001.
(7)	Net income per common share represents net income after deducting dividends payable on preferred shares.
(8)	Net income and dividend per ADS is calculated per Ordinary Share multiplied by four, as discussed in Item 9C “Markets.”
(9)	In the fiscal year ended April 30, 2002, the preferred shares were anti-dilutive and were therefore excluded from the calculation.
(10)	The Group adopted the recognition provisions of SFAS158 with an effective date of December 30, 2006.

Dividends

The Company has paid cash dividends on its Ordinary Shares, nominal value 5p per share (“Ordinary Shares”), in respect of every fiscal year since being first listed on the London Stock Exchange Limited (the “London Stock Exchange”) in 1950.

Dividends are paid to shareholders as of record dates that are fixed after consultation between the Company and the London Stock Exchange. For fiscal 2006, an interim dividend was declared by the Board of Directors (the “Board”) in August 2006 and was paid in November 2006. A final dividend was recommended by the Board following the end of fiscal 2006 and will, subject to approval by the shareholders at the Company’s annual general meeting on June 13, 2007, be paid on June 27, 2007.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated and the eight month transition period ended December 31, 2002. The amounts are shown in US cents per Ordinary Share and in US cents per American Depositary Share (“ADS”) - each ADS represents four Ordinary Shares. The interim and final dividends below have been translated from pounds sterling into US dollars at the noon buying rate on each of the respective payment dates.

Fiscal Year Ended	Cents per Ordinary Share(1)					Cents per ADS(1)
	Interim	Second Interim		Final	Total	Interim	Second Interim		Final	Total
April 30, 2002	6.58	—		11.58	18.16	26.33	—		46.30	72.63
May 1, 2002 – December 31, 2002 (2)	7.13	5.27	(2)	—	12.40	28.52	21.08	(2)	—	49.60
January 3, 2004	7.70	—		13.12	20.82	30.80	—		52.49	83.29
January 1, 2005	8.96	—		14.15	23.11	35.84	—		56.60	92.44
December 31, 2005	8.80	—		15.29	24.09	35.20	—		61.16	96.36
December 30, 2006 (3)	10.14	—		16.99	27.13	40.56	—		67.96	108.52

(1)	Translated at the noon buying rate on the date the dividend was paid (or, if not yet paid, translated at the noon buying rate on the convenience date).
(2)

The Company’s fiscal year-end changed from April 30 to December 31 with effect from December 31, 2002. The resulting eight-month accounting period ended December 31, 2002 represented two-thirds of a normal twelve-month accounting period. In accordance with market practice in these circumstances, the Board elected to declare two interim dividends in lieu of an interim and a final dividend.

(3)	The fiscal 2006 final dividend is subject to approval by the shareholders at the Company’s Annual General Meeting.

The Company expects to continue to pay dividends in the future. The total amounts of future dividends will be determined by the Board and will depend on the Company’s results of operations, cash flow, financial and economic conditions and other factors. Management expects dividend payments to follow the same pattern in future years and anticipates the weighting of these payments to be approximately 40 percent for the interim dividend and 60 percent for the final dividend. Cash dividends are paid by the Company in pounds sterling, and fluctuations in the exchange rate between pounds sterling and US dollars will affect the US dollar amounts received by holders of American Depository Receipts (“ADRs”) upon conversion by The Bank of New York (the “Depositary”) of such dividends. Moreover, fluctuations in the exchange rates between the pound sterling and the US dollar will affect the US dollar equivalents of the pound sterling price of the Ordinary Shares on the London Stock Exchange and, as a result, are likely to affect the market prices of the ADSs which are quoted in US dollars. For a discussion of the historic effects of exchange rate fluctuations on the Company’s financial condition and results of operations, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” and Note 17 to the consolidated financial statements.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

The Group’s business is affected by a number of risk factors, not all of which are in Tomkins’ control. This section highlights specific areas where Tomkins is particularly sensitive to business risk. The Group’s financial condition or results of operations could be materially and adversely affected by any of these risks. Additional risks not currently known to management, or risks that management currently regards as immaterial could also have a material adverse effect on the Group’s financial condition or results of operations.

As a part of the Performance Management Framework of the Group, each business considers strategic, operational, commercial and financial risks and identifies risk mitigation actions. Business unit managers maintain Risk Profiles, including mitigation strategies, which are updated at least annually. Periodically, each business unit reviews the risk profile. Management’s internal Risk and Assurance Services function performs a periodic risk assessment that is reviewed by senior management, who develop plans to mitigate significant identified risks. The findings and plans are presented to the Audit Committee. This framework provides a comprehensive list of key Group risk and control processes and allows the Board to assess the impact of those risks and the effectiveness of those processes. The Group has categorized its risks as those relating to:

•	the markets within which the Group operates;

•	the competitive position of the Group and its businesses; and

•	the financial position of the Group.

Risk can be considered either as downside risk (the risk that something can go wrong and result in a financial loss or financial exposure for the Group) or as volatility risk (the risk associated with uncertainty, meaning there may be an opportunity for financial gain as well as potential for loss).

Risks relating to the markets within which the Group operates

There are a number of risks in the markets in which the Group operates which could have a material adverse effect on the Group’s business, financial condition or results of operations:

Cyclical nature of markets – The Group’s operating results depend on the conditions of the markets in which it operates, particularly the automotive and construction markets, where demand is ultimately affected by consumer spending and consumer preferences. Trends in these markets can be difficult to predict. In fiscal 2006, approximately 18 percent of the Group’s sales were to the automotive original equipment market. Because the production volumes of automotive original equipment manufacturers (“OEMs”) depend on general economic conditions and consumer spending levels, automotive production and sales can be highly cyclical. The volume of automotive production in the United States, the Group’s principal geographic segment, has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in the demand for the Group’s products. In fiscal 2006, approximately 29 percent of the Group’s sales were to the residential construction and non-residential construction markets in the United States. The construction industry in the United States slowed in the second half of 2006 and is expected to continue facing challenges in 2007 with the National Association of Home Builders forecasting that housing starts in 2007 will be approximately 15 percent lower in the United States than they were in 2006. The timing of a recovery in US residential housing now seems unlikely to occur until sometime in 2008, with this end-market showing greater weakness in the first quarter than commentators had predicted.

Loss of market share by US vehicle manufacturers – In recent years, General Motors, Ford and DaimlerChrysler (the “Detroit Three”) have seen a decline in their market share for vehicle sales, particularly in North America, with Asian automobile manufacturers increasing their market share. The automotive industry is characterized by overcapacity and fierce competition. In North America it is also affected by significant pension and healthcare liabilities. North American automobile manufacturers have recently announced production cuts for a number of platforms. Because a portion of the Group’s business is derived from the Detroit Three, if this trend of Detroit Three market share loss continues and the Group’s share of business with other vehicle manufacturers does not increase, the Group’s business could be materially and adversely affected.

Improvement in vehicle component life – The greater quality, performance and reliability of the components that the Group manufactures improves service life and could affect demand for the products the Group sells through the aftermarket business segment.

Regulatory environment – The Group is subject to a variety of environmental regulations in the industries in which it operates, particularly relating to waste water discharges, air emissions, solid waste management and hazardous chemical disposal. Management cannot give assurance that the Group has been or will be at all times in complete compliance with all of these requirements, or that it will not incur material costs or liabilities in connection with these requirements.

Operations in foreign and emerging markets – The Group operates in a number of geographic regions of the world, including emerging markets, and derives approximately 37 percent of its sales from markets outside the United States. Operations in foreign and emerging markets may subject the Group to the risks inherent in operating in such markets, such as economic and political instability, other disruption of markets, restrictive laws and actions of certain governments and difficulty in obtaining distribution and logistical resources. Should the Group fail to define and adequately execute its strategy in these markets effectively, it may not capitalize on growth opportunities that exist in these markets.

Risks relating to the competitive position of the Group and its businesses

There are a number of risks to the Group’s competitive position that could have a material adverse effect on its business, financial condition or results of operations.

Industry consolidation may result in more powerful competitors and fewer customers – Some of the Group’s customers and some of its competitors in a number of markets, particularly in the automotive aftermarket, and to a lesser extent in the markets of the Air Systems Components group, are consolidating to achieve greater scale or market share. Such changes could affect the negotiating leverage of the Group’s customers and their relationship with the Group. As the Group’s customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including the Group, which may materially and adversely affect the Group’s margins.

Significance of revenues generated from the Detroit Three – Approximately 16 percent of the Industrial and Automotive group’s sales in fiscal 2006 came from direct sales to the Detroit Three. These customers have strong purchasing power as a result of high market concentration and the Group’s reliance on them subjects it to potential pressures on its sale prices that may reduce the Group’s profitability.

Price reductions by automotive customers – Approximately 18 percent of the Group’s sales are to OEMs. It is normal practice for such customers to seek reductions in their costs from their suppliers over the duration of any committed supply arrangement. To meet such requests for price reductions whilst maintaining profit margins, the Company has had to achieve corresponding cost savings in the business by strategic sourcing of raw materials and by improving production and manufacturing efficiencies. The Group may be unable to achieve such cost reductions in the future, which could result in lower margins or the loss of customers.

Increased competition from low-cost producers – The Group increasingly faces competition from low-cost sources in the developing economies of the world, leading to potential loss of market share and/or reduced margins.

Increasing raw material and energy costs – Steel, aluminum, oil based resins and energy are a significant part of the Group’s costs. If costs of these raw materials and energy increase, the Group may be unable to sustain margins if it is unable to pass such increases on to its customers. During fiscal 2006, the price of certain base metals more than doubled which had a particular adverse impact on the Wiper Systems and Fluid Systems businesses, as we were not able to increase prices to offset the increase in costs.

Reliance on certain raw materials and suppliers of key components – The Group’s productive processes require that arrangements are in place to ensure continuity of supply of certain raw materials and components. Disruption due to lack of availability of raw material and energy supplies may adversely affect our ability to service our customers and may erode our margins.

Dependence on strong relationships with manufacturers’ representatives, distributors and wholesalers – Deterioration in the relationships with manufacturers’ representatives, distributors and wholesalers or a change in the Group’s products’ distribution channels could materially and adversely affect the Group’s sales.

Product liability claims due to the nature of the Group’s products – The Group faces an inherent business risk of exposure to product liability claims. In the event that a failure of a product results in, or is alleged to result in, bodily injury, property damage or consequential loss, we could face significant liability.

Technological changes – The markets for the Group’s products and services are characterized by evolving industry standards and changing technology which may lead to commoditization of its products, allowing for low switching costs, increased pricing pressures and, potentially, loss of customers and reduced margins. Continual development of advanced technologies for new products and product enhancements is an important way in which the Group maintains acceptable pricing levels. If the Group’s core products are displaced or made obsolete, the Group may lose customers, which would have an adverse effect on its results of operations.

Dependence on investment and divestment decisions – If the Group were to make inappropriate investment and divestment decisions or fail to implement major projects, such as systems development, product development or plant closures, there may be destruction of value, returns below expectations and /or business interruption.

Dependence on human resources strategy – If the Group were to lack a human resources strategy or was to execute that strategy ineffectively there may be an adverse impact on the achievement of management’s long-term strategic objectives.

Dependence on the continued operation of the Group’s manufacturing facilities – While the Group is not heavily dependent on any single manufacturing facility, major disruptions at a number of the Group’s manufacturing facilities, due to labor unrest, natural disasters or mechanical failure of the Group’s facilities, could result in significant interruption of the Group’s business and potential loss of customers and sales.

Capacity, reliability and security of the Group’s computer hardware, software and telecommunications infrastructure – The Group currently secures its networks by means of back up, hardware, virus protection and other measures, but any systems interruption could lead to a reduction in performance or loss of services. The Group’s systems are vulnerable to damage or interruption caused by human error, network failure, natural disasters, sabotage, computer viruses and similar disruptive events. A breach of network security could result in loss of customers and reduced revenues.

Intellectual property rights – The Group’s proprietary technology is protected by patents and trade secrets which could be at risk if:

•	competitors are able to develop similar technology independently;

•	patent applications are not approved;

•	steps taken to prevent misappropriation or infringement of intellectual property are not successful; or

•	the Group does not adequately protect its intellectual property.

Work stoppages or other labor issues at our facilities or at our customers’ facilities – Some of the Group’s employees are members of labor unions. While the Group considers its relations with its employees and labor unions to be good, if the Group is unable to maintain these relations, there may be disputes and work stoppages that could affect production of the Group’s products. Some of the Group’s customers, particularly in the automotive industry, have highly unionized workforces and have been involved in major disputes in the past. If any of our customers experiences a work stoppage, that customer may halt or limit the purchase of the Group’s products which could, in turn, force the Group to shut down its own production facilities supplying these products.

Financial Risks

Certain financial risks could have a material adverse effect on the Group’s business, financial condition or results of operations.

Pension plans – The Group operates both defined benefit and defined contribution pension plans, the majority of which are in the United States and the United Kingdom. The schemes were in deficit by $259.8 million as at December 30, 2006. Deterioration in pension plan asset prices or changes to long-term interest rates could lead to an increase in the deficit or give rise to an additional funding requirement.

Cash flow from subsidiaries – The Company is a holding company with no independent operations or significant assets other than investments in, and advances to, subsidiaries. Accordingly, it depends upon the receipt of sufficient funds from its subsidiaries to meet its obligations, including its ability to repay any amounts it borrows under the Euro Medium Term Note (“EMTN”) Program or to pay its dividends. The ability of the Group to access that cash flow may be limited in some circumstances.

Health care and workers’ compensation – Healthcare and workers’ compensation are provided by certain subsidiaries to current and former employees in the United States. Healthcare costs in the United States are increasing at a faster rate than general cost inflation and these cost increases have to be absorbed in the business.

Tax cash outflows – Tomkins operates within multiple tax jurisdictions and is subject to audit in those jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although provision has been made for such issues the ultimate resolution may result in additional tax charges and cash outflows.

Funding growth – The Group may require capital to expand its business, implement its strategic initiatives and remain competitive. At present, the Group’s established sources of funding are through equity, corporate bond markets (through the EMTN Program), bank debt and cash flow from operations. Management believes that the sources of funding currently available will be sufficient to fund the Group’s operations. If management’s plans or assumptions regarding the funding requirements change, the Group may need to seek other sources of financing, such as additional lines of credit with commercial banks or vendors or public financing, or to renegotiate existing bank facilities. It is possible that additional funding may not be available or may be available but not on commercially acceptable terms.

Bondholders’ rights – The Group has a EMTN Program under which Tomkins may issue bonds. The Group’s bondholders have the right to require the Group to redeem its outstanding bonds, at par, in the event of a change of control of Tomkins plc and also in the event that the Group’s credit rating falls below investment grade as a result of the Group making either acquisitions or disposals that comprise more than 25 percent of the Group’s operating profit in a twelve calendar month period. The Group may not have sufficient funds to repurchase such notes as required.

Fluctuations in currency exchange rates – The Group has manufacturing facilities in, and sells products to customers in, many countries worldwide. The principal currencies in which the Group trades are US dollars, Canadian dollars, Euros and pounds sterling. Currency exchange movements can give rise to the following risks:

•

Transaction risk – arises where sales or purchases are denominated in foreign currencies and exchange rates can change between entering into a purchase or sale commitment and completing the transaction;

•	Translation risk – arises where the currency in which the results of an entity are reported differs from the underlying currency in which business is transacted; and

•	Economic risk – arises where the manufacturing cost base of a business is denominated in a currency different from the currency of the market into which the products are sold.

Risks related to the securities market and ownership of ADSs and registered shares

Holders of ADSs may be restricted in their ability to exercise voting rights - Holders of ADSs will generally have the right under the deposit agreement to instruct the Depositary to exercise their voting rights for the registered shares represented by ADSs. At management’s request, the Depositary will mail to holders of ADSs any notice of any shareholders’ meeting received from the Company together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions for a holder of ADSs on a timely basis, it is obligated to endeavor to vote the securities representing the holder’s ADSs in accordance with those voting instructions. The ability of the Depositary to carry out voting instructions, however, may be limited by practical limitations, such as time zone differences and delays in mailing.

ADS holders may be unable to participate in rights offerings and similar transactions in the future - US securities laws may restrict the ability of US persons who hold ADSs to participate in certain rights offerings or share or warrant dividend alternatives which the Company may undertake in the future in the event that the Company does not register such offerings under the US securities laws and is unable to rely on an exemption from registration under these laws. If the Company issues any securities of this nature in the future, it may issue such securities to the Depositary for the ADSs, which may sell those securities for the benefit of the holders of the ADSs. Management cannot offer any assurance as to the value, if any, the Depositary would receive upon the sale of those securities.

Item 4. Information on the Company

A. History and development of the Company

General

Tomkins plc was incorporated in England in 1925, converted from a private company into a public company in March 1950 and re-registered as a public limited company in February 1982. The Company’s Ordinary Shares are listed on the London Stock Exchange and have been listed on the New York Stock Exchange (the “NYSE”) in the form of ADSs evidenced by ADRs since February 1995. Prior to listing on the NYSE, the ADSs had been quoted on the Nasdaq National Market since November 1988. The Company is registered in England and Wales No. 203531 and operates under United Kingdom law. The Company’s registered office is East Putney House, 84 Upper Richmond Road, London SW15 2ST (Telephone: +44 (0) 20 8871 4544) and its website is www.tomkins.co.uk.

Tomkins plc is the ultimate parent of a large number of subsidiaries that are organized into two business groups:

•	Industrial and Automotive

The Industrial and Automotive group manufactures a wide range of systems and components for the industrial and automotive markets through four operating segments, Power Transmission, Fluid Power, Fluid Systems and Other Industrial and Automotive. The group sells globally into the automotive original equipment market, the automotive aftermarket, the industrial original equipment market and the industrial aftermarket. Other markets include the recreational vehicle market and the manufactured housing market. Its brands include Gates, Dexter Axle, Trico and Schrader Electronics. Prior to fiscal 2006, an additional operating segment, Wiper Systems, was included in the Industrial and Automotive group. During fiscal 2006, Wiper Systems was classified as a discontinued operation and management expects that it will be sold during the fiscal year ending December 29, 2007 (“fiscal 2007”).

•	Building Products

The Building Products group manufactures a wide range of air handling components, bathware, doors and windows and other building components for the residential and commercial construction industries through two business areas: Air Systems Components and Other Building Products. The group’s principal markets are the residential, industrial and commercial construction markets. Other markets include the recreational vehicle and manufactured housing market.

The Group is geographically diverse, operating 138 manufacturing facilities, 41 distribution centers and two dedicated research and development centers in 21 different countries across the Americas, Europe, Asia, and Australia.

The Industrial and Automotive group operates in all 21 countries in which the Group operates, while the Building Products group is located in the United States, Canada, Mexico, the United Kingdom and Thailand. Overall, 75 percent of revenue in fiscal 2006 came from the United States, 14 percent from Europe, 8 percent from Asia and 3 percent from the rest of the world.

Group sales in fiscal 2006 were to the following end markets:

Percentage of total sales
Automotive original equipment	17.5%
Automotive aftermarket	18.6%
Industrial original equipment	13.4%
Industrial aftermarket	12.0%
Residential construction	12.9%
Non residential construction	15.8%
Other markets	9.8%

History

In fiscal 1984, Tomkins plc was a manufacturer and distributor of buckles and fasteners in the United Kingdom with net sales of $34.6 million. In the late 1980s, the Company made a number of acquisitions of engineering companies in both the United Kingdom and the United States. In 1992, the Group diversified into food manufacturing, with the acquisition of Ranks Hovis McDougall plc in the United Kingdom.

In fiscal 1996, the Group established the Industrial and Automotive group with the acquisition of The Gates Corporation for $1,160 million. This was satisfied by the issue of $633.4 million of 4.344 percent (net) redeemable convertible cumulative preference shares and $526.6 million of 5.56 percent (net) convertible cumulative preference shares. Stant Corporation was added to the Industrial and Automotive group in 1997 and ACD Tridon in 1999.

The redeemable convertible preference shares, issued as part consideration for the acquisition of The Gates Corporation, were redeemed in August 2003. During fiscal 2006, 74.4 percent of the convertible cumulative preference shares were converted into the Company’s Ordinary Shares. As at December 30, 2006, the carrying amount of the convertible cumulative preference shares was $131.3 million.

Between 1999 and 2005 a number of ‘add on acquisitions’ were made in the Industrial and Automotive and Building Products groups, the food manufacturing business was sold and a number of other divestments were made as part of a program to dispose of non-core businesses.

Principal acquisitions, disposals, and capital expenditures

This section should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and with Notes 4 and 5 to the consolidated financial statements presented under Item 18 “Financial Statements”.

Acquisitions and disposals

Fiscal 2006

In fiscal 2006, the Industrial and Automotive group acquired a 60 percent interest in Gates Winhere LLC (which, through a wholly-owned subsidiary, acquired the business and assets of a water pump manufacturer in China) and ENZED Fleximak Ltd, a supplier of engineering, fabrication, testing and service operations for flexible fluid transfer products in the Arabian Gulf region. The Building Products group acquired Selkirk Americas L.P., a manufacturer of chimney, venting and air distribution products, Eastern Sheet Metal (“ESM”), a manufacturer of commercial heating, ventilation and air conditioning systems and Heat-Fab Inc, a US-based manufacturer of high efficiency residential and commercial venting systems. The Group also acquired a 20 percent interest in e-business and logistics services provider, CoLinx LLC, which paved the way for the launch of an online store for industrial power transmission products in January 2007.

No businesses were sold in fiscal 2006. Subsequent to the year-end, on February 23, 2007, the Company completed the sale of Lasco Fittings Inc., a manufacturer of injection-molded fittings that was included in the Building Products group.

Fiscal 2005

In fiscal 2005, the Industrial and Automotive group acquired L.E. Technologies, a recreational vehicle frame manufacturer and Eifeler Maschinenbau GmbH (“EMB”), a manufacturer of high-performance hydraulic tube fittings, adapters and accessories. The Building Products group acquired Milcor Inc, a multi-brand manufacturer of building products and NRG Industries Inc., a multi brand manufacturer of commercial building accessories.

In fiscal 2005, the Industrial and Automotive group sold Unified Industries, Inc, the Air Springs division and the business and assets of the North American Curved Hose business. The Building Products group sold the business and assets of Gutter Helmet, part of the Hart & Cooley residential construction business.

Fiscal 2004

In fiscal 2004, the Industrial and Automotive group acquired the polyurethane power transmission and motion control belt business, assets and liabilities of Mectrol Corporation.

In fiscal 2004, the Group completed its exit from the valves, taps and mixers business with the disposal of the business and assets of Hattersley Newman Hender, and Pegler. In addition, Mayfran International Inc. was sold. Each of these businesses was included in the Company’s former Engineered & Construction Products group. In the Industrial and Automotive group, the sale of the European curved hose business in Nevers, France, was completed in November 2004 and the related closure of the European curved hose business in St Just, Spain was also completed in fiscal 2004.

Disposals in each of the above fiscal years were executed as part of management’s program to dispose of all non-core businesses.

Capital expenditure

Due to the diverse nature of the business, there is no individual item of capital expenditure that has had a material impact on the position of the Company and no individually significant capital expenditure project that is currently in progress.

B. Business overview

Segment contribution to net sales and operating income

The contribution of each segment to the Company’s net sales and operating income is set out below. The Company’s businesses are grouped for management reporting purposes according to the nature of their products and services. The Group’s operating segments are described later in this section.

The Company prepares its home country consolidated financial statements in accordance International Financial Reporting Standards (“IFRS”) adopted for use in the European Union.

SFAS131 “Disclosures about Segments of an Enterprise and Related Information” requires segment information provided in financial statements to reflect the information that was provided to the chief operating decision maker for purposes of making decisions about allocating resources within the Company and assessing the performance of each segment. The chief operating decision maker bases such decisions chiefly on “adjusted profit from operations” which comprises profit from operations before restructuring initiatives (restructuring expenses and gains and losses on disposals and on the exit of businesses) and the amortization of intangible assets arising on acquisition determined in accordance with IFRS.

Accordingly, the segment information presented below is prepared in accordance with IFRS. The information provided to the chief operating decision maker is presented in pounds sterling. In the tables that follow, pound sterling amounts have been translated into US dollars at the average exchange rate for the fiscal year which was as follows: fiscal 2006 £=$1.8336; fiscal 2005 £=$1.8156; fiscal 2004 £=$1.8257.

Analysis by business segment (IFRS)	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Net sales
Industrial and Automotive
Power Transmission	1,851.3	1,761.0	1,668.1
Fluid Power	703.7	650.0	591.0
Fluid Systems	430.5	418.1	416.3
Other Industrial and Automotive	981.7	919.4	845.8

	3,967.2	3,748.5	3,521.2

Building Products
Air Systems Components	1,070.6	881.3	772.3
Other Building Products	691.5	723.3	673.3

	1,762.1	1,604.6	1,445.6

	5,729.3	5,353.1	4,966.8

Adjusted profit from operations
Industrial and Automotive
Power Transmission	258.2	234.8	250.3
Fluid Power	63.1	66.6	62.3
Fluid Systems	20.2	31.0	43.8
Other Industrial and Automotive	100.1	111.0	86.4

	441.6	443.4	442.8

Building Products
Air Systems Components	106.3	90.8	86.9
Other Building Products	47.3	51.9	41.4

	153.6	142.7	128.3

Unallocated corporate activities	(52.6)	(45.2)	(43.1)

	542.6	540.9	528.0

Reconciliations of net sales determined in accordance with IFRS to net sales determined in accordance with US GAAP and of adjusted profit from operations to operating income from continuing operations determined in accordance with US GAAP are set out below. An explanation of the differences between these measures is set forth in Note 7 to the consolidated financial statements presented under Item 18 “Financial Statements”.

Reconciliation of segmental information to US GAAP

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Net sales (IFRS)	5,729.3	5,353.1	4,966.8
Discontinued operations	(310.6)	(244.2)	(278.8)

Net sales (US GAAP)	5,418.7	5,108.9	4,688.0

Adjusted profit from operations (IFRS)	542.6	540.9	528.0
Restructuring costs	(23.8)	(7.6)	(23.0)
Gain on disposals and on the exit of businesses	5.7	15.4	4.6
Amortization of intangible assets arising on acquisition	(5.0)	(0.4)	—

Profit from operations (IFRS)	519.5	523.2	518.2
Reclassifications	(20.0)	(16.7)	(4.7)
- Income from discontinued operations	(6.1)	3.6	1.1
- (Gain)/loss on disposal of continuing operations	(2.7)	(1.2)	(1.5)
- Equity in net income of associates	(28.8)	(14.3)	(5.1)
Accounting differences:
- Acquired intangibles amortization	(5.0)	(5.1)	(5.3)
- Impairment of acquired intangibles	(3.1)	—	—
- Product development costs	(0.6)	(0.7)	—
- Restructuring expenses	(0.7)	(0.9)	(0.9)
- Capitalized interest	(7.4)	(4.0)	(3.3)
- Inventory	(5.5)	(7.4)	(1.3)
- Post retirement benefits	(28.1)	(29.8)	(39.9)
- Share-based compensation	(1.1)	(2.5)	4.0

Operating income from continuing operations (US GAAP)	439.2	483.6	457.8

Analysis by geographical origin (US GAAP)

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Net sales
United States	3,391.3	3,291.6	2,937.9
United Kingdom	256.7	237.9	255.0
Rest of Europe	641.2	566.8	539.5
Rest of the World	1,129.5	1,012.6	955.6

	5,418.7	5,108.9	4,688.0

Industrial and Automotive

Sales by end markets		Sales by major product category
Automotive original equipment	25.3%	Power Transmission:
Automotive aftermarket	26.9%	Belts and tensioners	40%
Industrial original equipment	19.4%	Powertrain	6%
Industrial aftermarket	17.3%	Fluid Power:
Other	11.1%	Hydraulic and hose	18%
		Fluid Systems:
		Remote Tire Pressure Monitoring System (“RTPMS”)	3%
		Other Fluid Systems	8%
		Other	25%

The Industrial and Automotive group has corporate offices in Denver, Colorado, Rochester Hills, Michigan and Toronto, Canada. It supplies industrial and automotive parts, components and systems, serving a wide variety of industries, including the industrial and automotive original equipment and replacement markets, transportation, agricultural, mining, forestry, construction, office equipment, computer, and the food processing and handling markets.

In total, the Industrial and Automotive group operates 79 manufacturing facilities and 33 distribution centers in 21 countries. It has businesses in North America, Europe, Asia, South America, Australia and the Middle East. Most of the manufacturing facilities are in the Americas, with 40 manufacturing facilities in Canada and the United States, seven in Mexico and a further five in South America. European operations include 15 manufacturing facilities and the Asian operations involve 12 facilities, seven of which are in China.

The Industrial and Automotive group has four operating segments: Power Transmission, Fluid Power, Fluid Systems and Other Industrial and Automotive. These segments include divisions integrated from the acquisitions of Gates, Stant, Schrader and Stackpole. Together, these segments employed on average 20,776 people around the world in fiscal 2006. Products are sold directly to industrial and automotive OEMs and, through a network of approximately 150,000 distributors, dealers and jobbers worldwide, to the industrial and automotive replacement markets.

Prior to fiscal 2006, an additional operating segment, Wiper Systems, was included in the Industrial and Automotive group. This segment operated under the Trico and Tridon brands, manufacturing automotive windshield wiping systems and systems components. During fiscal 2006, the Wiper Systems business was classified as a discontinued operation and management expects that it will be sold during fiscal 2007.

Power Transmission

Power Transmission produces a comprehensive global product line ranging from synchronous belt and accessory belt drive systems for automotive applications to heavy-duty industrial belt drives. As a market leader in the power transmission industry, the Power Transmission segment provides a diverse product line encompassing V-belts, multi V-ribbed belts, synchronous belts, sheaves/sprockets, pulleys, tensioners, idlers, and crankshaft dampers and employs a variety of process and material technologies including rubber, polyurethane, and metals. A broad product line coupled with industry expertise allows this group to design, manufacture, market, and distribute complete power transmission systems to both OEM and replacement markets.

Power Transmission is globally integrated to standardize product and process technology, maximizing resource utilization across the Group. Product, material and enabling technology teams join forces in the development and commercialization of products and systems. Focusing on customer needs, the appropriate innovative technology is selected to create a sustainable competitive advantage in the market. Innovation, technology and product development are driven through three technical and product development centers located at Aachen, Germany, Seoul, Korea, and Nara, Japan, and a dedicated research and development center in Rochester Hills, Michigan. Each of these centers leads product development, engineering, and systems design with capabilities to focus on customer specific requirements.

Power Transmission supports and supplies customers on a global basis. Regional management in the Americas, Europe and Asia work to leverage the Group’s market strengths from one area to another utilizing common processes and global product lines.

Fluid Power

The Fluid Power segment is a manufacturer of engineered hose, fittings and accessories for hydraulic power transmission systems used in both mobile and stationary industrial equipment. The segment also manufactures industrial hose used to convey both liquids and bulk powder type materials, focused primarily in the petroleum, chemical and food/beverage sectors. The segment also produces a wide range of under-the-hood automotive, heavy duty truck and bus products used in engine cooling, power steering, braking, transmission and fuel system applications.

The Customer Solutions Center in Denver, Colorado has been established to promote customer focused innovation and global product development emphasizing integration of new products and design solutions into a value-added systems approach. The development of next generation products is focused on evolving the existing hose and connector product line into a full port-to-port sub-system capable of providing systems and design concepts that reduce leaks, warranty and assembly labor costs.

The segment has a global reach, serving customers in North America, South America, Europe, Asia and India. The acquisition of EMB in Germany has resulted in an expanded product range and geographic presence in Eastern Europe and Asia. Within Eastern Europe, India and China, restructuring has allowed Gates to focus and expand its efforts in these fast growing markets. Expansion plans being implemented over the next 12 to 24 months are expected to allow for localized supply of certain products within these regions.

Fluid Systems

The Fluid Systems segment, which comprises acquired businesses such as Stant Corporation and Schrader-Bridgeport International, is a designer, manufacturer and distributor of a broad range of automotive fluid conveyance and fluid management components and modules. Fluid Systems employs the latest technology in tire pressure monitoring components and fuel vapor management valves. Products are sold primarily for use as original equipment by manufacturers of cars and trucks and in the automotive replacement market as repair parts and accessories. Major customers include DaimlerChrysler, Ford, General Motors, Nissan, Renault and PSA, as well as a number of other major international OEMs. Fluid Systems products are also sold in wholesale and retail automotive parts and distribution outlets in North America, Europe and Latin America including the service departments of OEM dealers.

Through Schrader Electronics, the Fluid Systems segment is the technology leader in Remote Tire Pressure Monitoring Systems (“RTPMS”), a driver information and passenger security system that is economically and ergonomically integrated into vehicle electronic information systems. Fluid Systems also designs, manufactures and markets a variety of fuel vapor management valves and fuel, oil and radiator closure caps at its Stant Manufacturing Division. Stant complemented its existing fuel vapor management product offering in fiscal 2006 with the addition of carbon canisters and evaporative system integrity monitors for DaimlerChrysler. Standard-Thomson is a manufacturer of engine thermostats used in automotive cooling systems. Schrader-Bridgeport International provides a wide range of tire valve, hardware and specialty valve products worldwide. RTPMS, tire, and specialty valve products are sold under the “Schrader-Bridgeport” and “Schrader Electronics” trademarks. Closure cap and fuel management valve products are sold under the “Stant,” “Lev-R-Vent” and “Pre-Vent” trademarks. Engine thermostats are sold under the “Stant,” “Weir-stat,” and “Superstat” brand names. Many of these products are also sold to various private label customers bearing their own brand names.

Other Industrial and Automotive

Other Industrial and Automotive includes the trailer axles, materials handling and the aftermarket businesses.

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

The Dexter Chassis Group (formerly LE Technologies) produces and markets its products in the United States directly to OEMs. The Dexter Chassis Group manufactures chassis and components for recreational vehicles and utility trailers, fabricated metal parts to commercial truck body builders, and high-end coatings for military and general industries. The Dexter Chassis Group provides engineering services for the products it builds based on its own designs or based on customers’ current designs. A complete line of recreational vehicle slide out rooms is currently offered as a value-added feature to the chassis.

Dearborn Mid-West Conveyor Company (“Dearborn”) designs, fabricates and installs overhead conveyor systems, inverted power and free conveyor systems, skillet systems, automatic electrified monorail systems, power roll conveyors and flat top conveyors for the automotive, commercial trucks, aircraft, appliance and heavy equipment industries; belt conveyors, stackers, hoppers, rotary plow feeders, belt feeders, barge/truck/rail loaders and unloaders and pipe conveyors for handling bulk materials servicing coal power generating plants, coal processing and cement manufacturing facilities; and various unit handling systems for parcel movement applications for the United States Postal Service, United Parcel Service and Fed-Ex. Dearborn is classified as a continuing operation under IFRS (and therefore for the purposes of the segment information provided in this Annual Report), but in fiscal 2006 it was classified as a discontinued operation under US GAAP. Management expects that Dearborn will be sold during fiscal 2007.

The Aftermarket business integrates the sales, marketing, distribution and manufacture of products destined for both the Industrial and Automotive original equipment and Aftermarket and sold under the Tridon, Ideal, Schrader, Plews Edelmann and numerous private brands. It designs and sells aftermarket automotive tools and fittings, power steering hose, transmission cooler lines, lubrication equipment, stainless and carbon steel hose clamps for both original equipment and parts applications.

The Aftermarket business also manufactures and distributes specialist components for the automotive industry. “Schrader” brand products include precision control valves and associated fluid conveyance and control modules for vehicle fluid system applications in fuel delivery, emission control, engine management, brake, steering, power transmission, coolant, air conditioning, windshield washing, PVC air hose, and ride control. Schrader, a leading brand of wheel valves for cars, medium and heavy-duty trucks, agricultural vehicles and construction equipment, offers a full range of products, including tubeless tire valves, valves for inner tubes, cores, tubeless valves for large wheels and an assortment of specialty valves for virtually all global applications.

Wheel care products, air power pneumatic components and systems, and pressure-measuring devices are marketed to automotive channels worldwide. Wheel care products include “Camel” brand tire patch products, tools, chemicals and “Schrader” brand tire valves and cores. Air power systems include “Amflo” pneumatic couplers and plugs. Aftermarket’s “Syracuse” brand of pressure-measuring devices is a recognized market standard in North America. The Aftermarket business supplies “Amflo” pneumatic accessories to the home improvement retailer segment.

Building Products

Sales by end markets		Sales by major product category
Residential construction	41.9%	Air handling components	63%
Industrial & Commercial Construction	51.3%	Bathtubs, showers and whirlpools	19%
Other	6.8%	Doors and windows	13%
		Other	5%

The Building Products group manufactures a range of products for residential and commercial buildings, supplying both the new-build and refurbishment sectors. Its product portfolio comprises air systems components (manufacturing a wide range of components for the heating, ventilation and air conditioning markets, principally in North America), bathware (manufacturing a range of baths, shower cubicles and luxury whirlpools for the North American residential market), and doors and windows (manufacturing uPVC doors and windows for the residential and manufactured housing markets in North America).

The Building Products group operates 59 manufacturing facilities and eight distribution centers in five countries. 55 of the manufacturing facilities are in the United States, Mexico and Canada, with three in the United Kingdom and one in Thailand. The distribution centers are all based in the United States.

Air Systems Components

The Air Systems Components segment’s products are primarily sold throughout the United States, Canada, Mexico and the United Kingdom. Competition is based principally on price, quality, service and breadth of product line. Just under half of the segment’s sales pass through manufacturers’ representatives and approximately 35 percent are sold through wholesalers, principally in the residential market. The balance of sales is direct to OEMs, national accounts and retail customers.

Hart & Cooley and Selkirk supply the residential and light commercial markets in the United States, Canada and Mexico with grilles, registers and diffusers. They also produce flexible air duct, chimney and gas venting systems which are marketed primarily through wholesale distributors and retail customers.

Air Systems designs and manufactures diffusers, variable air volume terminal boxes (with or without fan power), grilles, registers and fan coils for use in heating, ventilating and air conditioning systems in industrial, institutional and commercial applications. Air Systems also produces a comprehensive line of centrifugal and axial fans for both commercial and industrial applications comprising power roof ventilators, inline duct fans, ceiling fans, cabinet fans, propeller roof and wall fans, and fan accessories. These products are sold primarily to manufacturers’ representatives for resale to contractors.

Ruskin produces and markets commercial and industrial air control dampers, fire and smoke dampers, architectural louvers, sound absorbers, and air measuring stations for use in air conditioning, heating, ventilating and pollution control systems contained in office buildings, hotels, shopping centers, power plants, paper mills and other manufacturing plants. Ruskin also manufactures and supplies fans and blowers for residential and commercial forced air heating systems and air conditioners. These products are sold directly to manufacturers of heating, ventilating and air conditioning equipment and to contractors and commercial users principally through manufacturers’ representatives. Ruskin Air Management, a United Kingdom business, markets its damper, louver, grille, register, diffuser and fan coil products principally in the United Kingdom and continental Europe. This business gives the company important access to these markets for its other air distribution products.

Other Building Products

Lasco Bathware designs, manufactures and markets single piece and multi-piece fiberglass and acrylic showers, tub/shower combinations, soaking bathtubs, air tubs and whirlpools used in residential (including manufactured) housing and some commercial construction. Included in the product line are assisted care showers and tub/shower combinations designed both for new construction and remodeling applications, to meet the needs of senior citizens and the special requirements of the disabled. Products are sold in the United States, primarily through wholesale distributors and retail home improvement channels. Products are also sold directly to builders who use the company installation services. Aquatic Industries, a division of Lasco Bathware, is a maker of up-market acrylic whirlpools, principally for the dealer/distributor market in the United States and also supplies standard and customized products for hotel and resort developments internationally.

Lasco Fittings manufactures plastic fittings used in agricultural irrigation, turf irrigation, water works, swimming pools and spas, for commercial and industrial applications as well as for residential plumbing. Lasco Fittings is classified as a continuing operation under IFRS (and therefore for the purposes of the segment information provided in the Annual Report), but in fiscal 2006 it was classified as a discontinued operation under US GAAP. Lasco Fittings was sold on February 23, 2007.

Philips Products is a US producer of vinyl windows and sliding glass doors for the residential markets, principally for use in new on-site construction. These products are sold primarily through distributors to the builders. Philips sells to the window distributors through a company sales organization and, in certain regions, through independent sales representatives. Philips has recently introduced a new residential window series with appealing architectural and functional attributes that is targeted towards both the new construction and the remodeling markets. Additionally, Philips has received Florida/coastal state building code and hurricane approvals for its current residential vinyl window products allowing for growth in these regional coastal markets.

Philips Products also produces aluminum and vinyl windows, doors and venting products for the manufactured housing, recreational vehicle and specialty trailer markets. The majority of these products are sold to OEMs of manufactured housing, recreational vehicles, and specialty trailers. These products are also sold to manufactured housing and recreational vehicle after-market distributors. Philips makes sales to these OEMs and after-market distributors through a company sales organization.

Raw Materials and Energy Supplies

The Group purchases a broad range of raw materials, components and products from around the world in connection with its activities. The ability of the Group’s suppliers to meet performance and quality specifications and delivery schedules is important to its operations, but the Company is not dependent on any single source of supply for critical materials. In the past, the energy and materials required for the Group’s manufacturing operations have been readily available. However, basic raw materials such as steel, aluminum, nickel, polymers and resins used in the production of the Group’s products, can be subject to significant fluctuations in price. Where appropriate, the Group seeks to minimize the effect of fluctuations in prices of raw materials by entering into forward purchase contracts or options to fix the input cost of the raw material or product. During fiscal 2006, the price of certain base metals more than doubled which had an adverse impact on the Group’s Fluid Systems and Wiper Systems businesses. Generally, the Group has secured sales price increases that have enabled it to pass the increased cost of raw materials on to its customers. Where possible, the Group continues to endeavor to obtain raw materials from lower-cost sources and to find suitable lower-cost substitutes.

Seasonality

Industrial and Automotive

Sales to Automotive OEMs do not tend to exhibit seasonal patterns. Sales into the aftermarket are generally stronger during the winter months reflecting higher levels of demand for replacement parts for vehicles during this period. Sales to Industrial OEMs are strongest from October to April for outdoor power equipment and from February to June for agricultural equipment.

In the Fluid Power OEM segment, moderate seasonality is primarily driven by consumer demand and crop-related seasonal activities. Production of construction equipment declines in the summer months followed by a resurgence of activity in the late fall, early winter and spring. Farm equipment production levels are driven by purchases prior to the relevant planting and harvesting seasons. The remaining markets served by the Fluid Power segment do not exhibit significant seasonal patterns.

Building Products

Sales to the construction industry slow down in November and December before the Thanksgiving, Christmas and New Year holiday season and are generally stronger in the spring and summer months. Sales can also be affected regionally by severe weather. Heating product sales are more concentrated in the fall and cooling products in the spring.

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

Governmental Regulation

The Company’s subsidiaries are regulated by governmental authorities in a number of countries. Many of the products produced by the Company’s subsidiaries are subject to governmental regulation regarding their production, sale, advertising, safety, labeling and raw materials. Management believes that the Company’s subsidiaries have taken sufficient measures to comply with applicable local or national regulations.

Some of the regulations applicable to the Company’s subsidiaries include regulations that would allow local, national or federal authorities to mandate product recalls, or provide for the seizure of products, as well as other sanctions. Management believes that the controls implemented by subsidiaries minimize the risk of the occurrence of such events and that such risks do not pose a material threat to the Company. It is standard practice for contracts with OEMs to limit compensation arising from product recalls to direct costs (recall notification and replacement). Warranty limitations and exclusions are printed on all customer-facing material.

The Company maintains worldwide insurance coverage for product liability claims and believes that its level of insurance coverage is adequate.

The Company’s subsidiaries are subject to regulation under various and changing federal, state and local laws and regulations relating to the environment and to employee safety and health. These environmental laws and regulations govern the generation, storage, transportation, disposal and emission of various substances. Permits are required for operation of certain businesses carried out by the Company’s subsidiaries (particularly air emission permits) and these permits are subject to renewal, modification and, in certain circumstances, revocation. Management believes that the Company’s subsidiaries are in substantial compliance with laws and regulations which could allow regulatory authorities to compel (or seek reimbursement for) clean up of environmental contamination at its subsidiary-owned sites and at facilities where its waste is stored or disposed of.

C. Organizational structure

Tomkins plc is the parent of a large number of subsidiaries that are organized into two principal business groups managed through a Corporate Center. The Group’s organizational structure is shown below (excluding the Wiper Systems operating segment that formed part of the Industrial & Automotive business group, but was classified as a discontinued operation during fiscal 2006). During fiscal 2006, Dearborn Mid-West Conveyor Company (that was included within the Other Industrial and Automotive operating segment) and Lasco Fittings Inc. (that was included within the Other Building Products operating segment) were also classified as discontinued operations.

A list of the Company’s significant subsidiaries, including name, country of incorporation and proportion of ownership, is set forth in Exhibit 8.1.

D. Property, plant and equipment

The Group’s principal executive offices are located in London, England. The Group’s plants, warehouses and offices are located in various countries throughout the world, with a large number in North America. The Group owns many of these properties and continues to improve and replace properties when considered appropriate to meet the needs of its individual operations. There are no individually significant properties that were underutilized during fiscal 2006.

The net book value as at December 30, 2006 of the Group’s property, plant and equipment was $1,397.2 million, of which $113.7 million represented property, plant and equipment located in the United Kingdom, $614.6 million located in the United States and $180.0 million located in Continental Europe, with the balance of $488.9 million in the rest of the world. At December 20, 2006, the Group operated 138 manufacturing facilities, 41 distribution centers and two dedicated research and development centers in 21 countries across the Americas, Europe, Asia, and Australia. Due to the diverse nature of the business, management believes that there is no individual fixed asset at December 30, 2006, the loss of which would have a material impact on the position of the Group as a whole. Similarly there are no plans to construct, expand or improve facilities that would, on completion or cancellation, significantly affect the Group’s operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating results

Basis of preparation

The Company’s consolidated financial statements presented under Item 18 “Financial Statements” are prepared in accordance with US GAAP. Accordingly, information presented below in respect of the Group as a whole is stated in accordance with US GAAP.

The Company prepares its home country consolidated financial statements in accordance with IFRS adopted for use in the European Union. SFAS131 “Disclosures about Segments of an Enterprise and Related Information” requires segment information provided in financial statements to reflect the information that was provided to the chief operating decision maker for the purpose of making decision about allocating resources within the Company and assessing the performance of each segment. The chief operating decision maker bases such decisions chiefly on “adjusted profit from operations” which represents profit from operations before restructuring initiatives (restructuring expenses and gains and losses on disposals and on the exit of businesses) and amortization of intangible assets arising acquisition determined in accordance with IFRS. Accordingly, information presented below in respect of the Company’s operating segments is prepared in accordance with IFRS.

Reconciliations of net sales determined in accordance with IFRS to net sales determined in accordance with US GAAP and of adjusted profit from operations to operating income from continuing operations determined in accordance with US GAAP are forth in Item 4B “Business Overview”. An explanation of the differences between these measures is set forth in Note 7 to the consolidated financial statements presented under Item 18 “Financial Statements”.

Three-year summary (US GAAP)

During the last three fiscal years, the Company’s net sales were $5,418.7 million in fiscal 2006, $5,108.9 million in fiscal 2005 and $4,688.0 million in fiscal 2004. Income from continuing operations before taxes, minority interest and equity in net income of associates was $493.8 million in fiscal 2006, $394.8 million in fiscal 2005 and $479.1 million in fiscal 2004.

Details of the acquisitions and disposals during fiscal 2006, fiscal 2005 and fiscal 2004 are set forth in the “Principal acquisitions, disposals and capital expenditures” section of Item 4A “History and development of the Company”.

Fiscal 2006 results compared with fiscal 2005 results

Group overview (US GAAP)

Net sales were $5,418.7 million for fiscal 2006, an increase of $309.8 million (6.1 percent) from sales of $5,108.9 million for fiscal 2005. Cost of sales increased from $3,619.9 million for fiscal 2005, which was 70.9 percent of net sales, to $3,905.0 million for fiscal 2006, which is 72.1 percent of net sales. Selling, general and administrative expenses increased by 5.4 percent to $1,049.9 million for fiscal 2006 from $996.3 million for fiscal 2005, representing 19.4 percent of net sales for fiscal 2006 and 19.5 percent of net sales for fiscal 2005.

Goodwill impairment tests were completed as at December 30, 2006 and December 31, 2005. There was no impairment recognized at either date.

During fiscal 2006 there were $24.6 million of restructuring costs expensed to the consolidated income statement compared with $9.1 million in fiscal 2005. Major restructuring projects during both fiscal 2006 and fiscal 2005 included costs related to the closure of Stackpole’s pump components facility and the rationalization of production facilities within Air Systems Components. Additionally, in fiscal 2006, restructuring costs included the restructuring of Fluid Power’s facility at St. Neots, United Kingdom and the transfer of its machining, coupling assembly and testing equipment operations to a new facility at Karvina, Czech Republic. Management has undertaken the various restructuring activities to streamline operations, consolidate and take advantage of available capacity and resources, and ultimately to achieve net cost reductions. Restructuring activities include efforts to integrate and rationalize the Group’s businesses and to relocate manufacturing operations to lower cost markets.

On May 3, 2007, management announced that Stackpole is to be integrated into the Gates group to enable the Group to further exploit the available synergies from the combined technologies, products and market positions of Gates and Stackpole and leverage the global reach of the Gates business. As part of this restructuring, during the second quarter of fiscal 2007 management will carry out an assessment of the carrying value of certain assets of the Stackpole business, taking into account the outlook for its markets and customers.

Operating income from continuing operations was $439.2 million for fiscal 2006 compared with $483.6 million for fiscal 2005. Overall the Group’s operating margin was 8.1 percent, compared with 9.5 percent for fiscal 2005.

Net interest expense for fiscal 2006 was $48.1 million compared with $24.4 million in fiscal 2005. This consisted of interest expense on bank loans, overdrafts, bills discounted, capital lease interest and other loans, partially offset by bank interest income. Other finance income was $102.7 million in fiscal 2006 compared with other finance expense of $65.2 million in fiscal 2005. Other finance income or expense represents fair value gains and losses arising on financial instruments held by the Company to hedge its translational exposures where either the economic hedging relationship does not qualify for hedge accounting or to the extent that there is deemed to be ineffectiveness in a qualifying hedging relationship.

Income tax expense in fiscal 2006 was $63.3 million after the release of provisions for uncertain tax positions of $92.7 million, which compared with the income tax expense for fiscal 2005 of $61.3 million, after the release of provisions for uncertain tax positions of $106.6 million. The Group recognizes provisions in respect of uncertain tax positions whereby additional current tax may become payable in future periods following the audit by the tax authorities of previously filed tax returns. Provisions for uncertain tax positions are based upon management’s assessment of the likely outcome of issues associated with assumed permanent differences, interest that may be applied to temporary differences and the possible disallowance of tax credits and penalties. Provisions for uncertain tax positions are reviewed regularly and are adjusted to reflect events such as the expiry of limitation periods for assessing tax, administrative guidance given by the tax authorities and court decisions. As at December 30, 2006, the Group recognized a provision for uncertain tax positions amounting to $71.0 million. It is possible that the final outcome of these matters may differ from management’s estimates.

Minority interest in net income was $19.0 million in fiscal 2006, compared with $16.4 million for fiscal 2005. Minority interests in the Company’s subsidiaries are set forth in Note 2B to the consolidated financial statements presented under Item 18 “Financial Statements”.

The loss from discontinued operations in fiscal 2006 was $202.2 million, compared with a loss of $6.9 million in fiscal 2005. In fiscal 2006, the loss from discontinued operations included an impairment loss of $211.0 million on assets classified as held for sale of which $167.0 million related to goodwill, and $44.0 million related to property, plant and equipment. In fiscal 2005, an impairment loss of $9.6 million on property classified as held for sale was included in the loss from discontinued operations. The Group recognized a gain on disposal of discontinued operations of $39.7 million in fiscal 2006 compared with a gain of $1.6 million in fiscal 2005.

In fiscal 2006, dividends of $9.9 million were payable to convertible cumulative preference shareholders compared with $29.1 million in fiscal 2005. The Group’s net income attributable to common shareholders for fiscal 2006 was $241.8 million, a decrease of 14.8 percent from $283.9 million for fiscal 2005.

Operating segment overview (IFRS)

Industrial and Automotive

Analysis of movements from fiscal 2005 to fiscal 2006:	Net sales (1)		Adjusted profit from operations (1)
	$ million	Change	$ million	Change
Fiscal 2005	3,748.5		443.4
Exchange rate effect	(7.2)		(1.3)
Disposals	(2.0)		—
2006 acquisitions	6.2		1.1

Underlying change	221.7	5.9%	(1.6)	(0.4)%

Fiscal 2006	3,967.2		441.6

(1)	Refer to “Basis of preparation” above.

Overview

In the Industrial and Automotive group, net sales and adjusted profit from operations for fiscal 2006 were up by 5.8 percent and down by 0.4 percent respectively compared to fiscal 2005. After adjusting for the effect of exchange, acquisitions and disposals, underlying net sales increased by 5.9 percent due principally to higher volumes. Underlying adjusted profit from operations decreased by 0.4 percent because the increase in net sales was outweighed by the effect of higher raw material prices and selling and distribution costs. Reflecting these changes, operating margin fell slightly from 11.8 percent in fiscal 2005 to 11.1 percent in fiscal 2006.

Demand from automotive OEMs in North America, which amounts to 9.2 percent of the Group’s total sales (2005: 12.0 percent), was weaker than anticipated through most of fiscal 2006 as the Detroit Three continued to lose market share to the Asian manufacturers. Overall, the automotive aftermarket remained steady in the United States in fiscal 2006, despite some monthly fluctuations caused by a combination of weather, oil prices and customer consolidation and de-stocking. In Europe and in Asia the Company’s aftermarket business grew in the developing regions.

China’s growing importance for the Industrial and Automotive group was reflected in a 46.1 percent increase in sales during the year, albeit from a relatively small base, which contributed to an overall sales increase in Asia of 11.5 percent. Europe also performed well, with sales up 12.4 percent, driven by expansion into Eastern Europe.

The number of facilities based in low-cost regions now represents about a third of the Group’s facilities, and this has given the business a better cost base and a stronger position in high growth regions with local customers.

During fiscal 2006, the Industrial and Automotive group acquired ENZED Fleximak Ltd., and a 60 percent interest in Gates Winhere LLC. In total, the net sales added by these businesses was approximately $6 million. In addition, the Company acquired a 20 percent interest in an e-business and logistics services provider, CoLinx LLC, which has paved the way for the launch of Gates’ online store for industrial power transmission products in January 2007.

During fiscal 2006, the Wiper Systems segment was identified as non-core to the Group’s future operations and was classified as a discontinued operation. The business completed the restructuring of the Pontypool facility in Wales during the year and production moved to facilities in China and Mexico, leaving a small distribution facility for the United Kingdom and European aftermarket. Management expects that the business will be sold during fiscal 2007.

In fiscal 2006, 14 percent of Industrial and Automotive sales came from products launched in the past five years.

Power Transmission (Net sales: fiscal 2006 $1,851.3 million; fiscal 2005 $1,761.0 million)

Power Transmission sales grew by 5.1 percent and adjusted profit from operations increased by 10.0 percent, driven by expansion into Asia. Sales in the region grew strongly due to new business awards with automotive customers such as Chery and Brilliance in China and Hyundai in Korea. Hyundai has sizeable global growth targets and became the Group’s biggest customer in Asia during fiscal 2006. Strong economic growth in China also resulted in increased opportunities to supply belts for white goods and for electrical products such as printers and photocopiers. Power Transmission sales in Asia now represent approximately 6.6 percent of total Group sales.

In Eastern Europe, there was good progress in the automotive aftermarket business and a sales office in Russia was opened during fiscal 2006 to assist with future expansion.

Successful product introductions such as the new Micro-V® XF belt for the automotive aftermarket and the CabRunner™ Integrated power system in Asia, Europe and South America have bolstered sales. At Stackpole, which as discussed in the “Group Overview” is expected to be integrated into the Gates group, the product launches for variable vane technology oil pumps and carrier systems for the new six-speed transmission programs continue to be on track and new business development has progressed well, with Gates being awarded an important first contract for variable vane oil pumps in Europe, using Stackpole technology. Stackpole has also started a development program with a Korean OEM, as part of its strategy to grow outside its existing market place and with new customers.

These gains were offset by weak sales in North America in the automotive OE market due to the severe cutbacks at the Detroit Three. This affected Stackpole’s performance, which was also hampered by higher raw material costs from the sharp increases in the cost of certain base metals. The Pump Components facility in Ontario, Canada was closed in fiscal 2006 with production transferred to the recently constructed facility in Ancaster, Canada.

The automotive OE market will continue to be a challenging environment. The focus is on developing products that can respond to the growing demands of fuel efficiency and reduced environmental impact. With Stackpole’s technology, the Group is well positioned to benefit from the move in the US automotive OE market to six-speed automatic transmission, which is forecast to become the standard by 2010.

The industrial OE and industrial OE markets showed steady growth in North America in fiscal 2006. The industrial markets offer significant opportunities to replace current power transmission applications with new technologies and materials. Innovation in material technology will also play an important role in winning this new business, and the Group is making significant advances in materials such as nano-composites, carbon cord and engineered fabrics.

Fluid Power (Net sales: fiscal 2006 $703.7 million; fiscal 2005 $650.0 million)

Fluid Power saw higher sales driven by strength in the European industrial markets and the full year contribution from EMB that was acquired in July 2005. There was good progress in India and South East Asia, with double-digit growth led by new awards and expansion into new industry segments. Sales in Asia of Fluid Power products now represent approximately 0.5 percent of total Group sales. In North America, sales of hydraulic OE softened during the second half of the year with the major construction OE manufacturers slowing their order rate.

The Quick-lok® family of products have attracted customer interest due to the leak-preventing technology and consequent warranty cost reductions for customers. New awards with revenue of approximately $15 million are to be launched in fiscal 2007 in both North America and Europe.

The Group’s focus is to build the competitiveness of the Fluid power segment outside of North America, with relocation of production to low-cost areas and expansion in Asia. Construction started on a new facility in Chennai, India where there is significant quotation activity with local customers, and the initial transfer of hydraulic operations from the United Kingdom to the facility at Karvina, Czech Republic is now complete. Capacity has been increased at the Karvina plant to address growing demand for hydraulic equipment in Eastern Europe.

Fluid Systems (Net sales: fiscal 2006 $430.5 million; fiscal 2005 $418.1 million)

The Fluid Systems segment experienced a combination of weaker automotive OE volumes in North America due to lower customer demand, deferred revenues due to the delay in the TREAD Act, and rising raw material prices. This contributed to the decline in adjusted profits from operations from $31.0 million in fiscal 2005 to $20.2 million in fiscal 2006. This decline was somewhat mitigated by the significant ramp-up in production at Schrader Electronics that started in September 2006 and has continued successfully during the final quarter of the year. Production volumes are now double the level seen at the start of fiscal 2006.

The business won its first award of a RTPMS motorcycle contract with BMW and the development of the latest “snap-in” valve sensor and Wireless Auto Location technology has secured the award of approximately $165 million of new business with a major OE manufacturer in Europe and North America. Schrader’s RTPMS technology will be fitted to all of this particular customer’s vehicles for model years 2009 to 2011 inclusive. Fluid Systems is expanding its sensor technology into the area of fuel level sensors, which has attracted interest from customers, with several demonstration vehicle tests already underway.

Other industrial and automotive (Net sales: fiscal 2006 $981.7 million; fiscal 2005 $919.4 million)

In Other Industrial and Automotive, the Dexter Axle business experienced a difficult market environment with pricing pressure and some competition from offshore components imported from Asia. In fiscal 2005, Dexter had benefited from additional volume associated with the US Federal Emergency Management Agency demand following the hurricanes in the United States, which did not recur in fiscal 2006. Dearborn Mid-West saw increased sales in the year, with good volumes from its higher-margin bulk handling business. The mix of work changed as awards on the automotive side of the business were impacted by the difficulties at the Detroit Three. Dearborn has been identified as a non-core business and management expects that it will be sold during fiscal 2007. Dearborn is a discontinued operation under US GAAP but is classified as a continuing operation under IFRS.

Plews showed an improved performance during fiscal 2006, benefiting from some product initiatives that were implemented in fiscal 2005. Ideal continued to look to expand its business in high growth regions following the opening of a new facility at Suzhou, China. Ideal was impacted by sharp increases in the price of certain base metals, particularly nickel.

During fiscal 2006, Winhere, a manufacturer of automotive water pumps in China, was acquired and this has given Gates access to supply the large North American water pump market using a low-cost production source that has already resulted in new awards. The acquisition of Fleximak, a distributor and fabricator of flexible fluid transfer products, has provided Gates with an established infrastructure in the Middle East with which to accelerate its market penetration of Fluid Power and Power Transmission products.

Building Products

Analysis of movements from fiscal 2005 to fiscal 2006:	Net sales (1)		Adjusted profit from operations (1)
	$ million	Change	$ million	Change
Fiscal 2005	1,604.6		142.7
Exchange rate effect	(15.4)		(1.7)
2006 acquisitions	127.4		14.1

Underlying change	45.5	2.9%	(1.5)	(1.1)%

Fiscal 2006	1,762.1		153.6

(1)	Refer to “Basis of preparation” above.

Overview

During fiscal 2006, sales in Building Products increased by 9.8 percent to $1,762.1 million (fiscal 2005: $1,604.6 million) and adjusted profit from operations increased by 7.6 percent to $153.6 million (fiscal 2005: $142.7 million). The improved performance relates to the healthy non-residential construction market and the positive contribution from acquisitions made in the year, although much of the progress was offset by the significant weakness in the residential construction market during the second half of fiscal 2006. After adjusting for the effect of exchange, acquisitions and disposals, underlying net sales increased by 2.9 percent reflecting higher sales prices that outweighed the effect of lower volumes. Underlying adjusted profit from operations decreased by 1.1% because the increase in net sales was outweighed by the effect of higher raw material prices. Reflecting these changes, the operating margin declined slightly from 8.9 percent in fiscal 2005 to 8.7 percent in fiscal 2006.

The residential new-build market in North America weakened slightly during the first half of fiscal 2006 from the record level seen in fiscal 2005, then experienced a sharp and sudden decline in the latter half of August and September. Demand has since remained weak, with excess housing inventory levels in the supply chain. For fiscal 2007, the National Association of Home Builders has forecast that housing starts will be 15.4 percent lower in the United States than in fiscal 2006. New building permits issued in December 2006 stood at 1.596 million, almost 25 percent lower than in December 2005.

The non-residential construction market experienced solid growth in fiscal 2006 and within the commercial segment, the hotels and offices sector showed good growth. External forecasts indicate continued growth in fiscal 2007 of 2.2 percent compared to 1.4 percent in fiscal 2006.

The focus for all businesses in the Building Products group will be to control costs during a period of weaker sales volumes in the residential market, ensuring that production can be adjusted to meet ongoing variations in customer demand and that discretionary costs are reduced.

In fiscal 2006, 10.6 percent of Building Products sales came from products launched in the past five years.

Air Systems Components (Net sales: fiscal 2006 $1,070.6 million; fiscal 2005 $881.3 million)

Sales and adjusted profit from operations increased due to a healthy non-residential construction market, higher pricing levels on certain products and strong contributions from acquisitions. The order book and backlog remain at a healthy level for the non-residential market. The performance of the Hart & Cooley business was adversely impacted by the weakness in the residential market.

The acquisition of Selkirk, in March 2006, increased the existing product range and provided a well-established market presence in the Canadian market. The addition of Heat-Fab and Eastern Sheet Metal, in October 2006, added further product lines. These three bolt-on acquisitions helped to consolidate the Group’s market position and strengthen relationships with the major distributor customers. The acquisitions contributed $127.4 million to the Air Systems Components group’s sales for fiscal 2006.

The rationalization of production facilities continued, with the decision to close the Holland, Michigan facility in fiscal 2007 and transfer operations to a low-cost facility in Mexico.

The businesses are developing energy-smart products in response to the market drive for “greener” buildings. Examples include control dampers that reduce energy usage through tighter sealing capability and fans that are both quieter and more efficient than existing models.

Other Building Products (Net sales: fiscal 2006 $691.5 million; fiscal 2005 $723.3 million)

Both Lasco Bathware and Philips Doors and Windows experienced weaker sales during fiscal 2006, due to the slowdown in the residential construction market.

Lasco Bathware saw strong sales of its new “FreedomLine” range of assisted care products that are targeted at the ageing population in the United States, providing them with barrier-free bathing products. Despite the weak residential marketplace, sales of “FreedomLine” achieved double-digit growth as a new range of shower products was introduced to meet growing demand.

In the first half of fiscal 2006, Lasco introduced new robotics technology at its fiberglass manufacturing plant in Moapa, Nevada. The new technology provides an automated spray deposition process that significantly improves material transfer efficiencies, resulting in greater product quality and consistency, as well as a reduction in overspray waste. It plans to adopt this technology in all of its plants over the next three to five years.

Lasco Fittings has been identified as a non-core business and management expects that it will be sold during fiscal 2007. Lasco Fittings is a discontinued operation under US GAAP but is classified as a continuing operation under IFRS.

The Philips doors and windows business continued its new product development program in fiscal 2006, with its hurricane-resistant window opening up good potential in the new-build market in regions susceptible to hurricanes.

Fiscal 2005 results compared with fiscal 2004 results

Group overview (US GAAP)

Net sales were $5,108.9 million for fiscal 2005, an increase of $420.9 million (9.0 percent) from sales of $4,688.0 million for fiscal 2004. Cost of sales increased from $3,254.3 million for fiscal 2004, which was 69.4 percent of net sales, to $3,619.9 million for fiscal 2005, which is 70.9 percent of net sales. Selling, general and administrative expenses increased by 4.8 percent to $996.3 million for fiscal 2005 from $950.7 million for fiscal 2004, representing 19.5 percent of net sales for fiscal 2005 and 20.3 percent of net sales for fiscal 2004.

SFAS123(R) “Share-based Payments” was adopted using the modified prospective method with an effective date of January 2, 2005, whereby the standard was applied prospectively to the unvested portion of awards that were outstanding as at January 1, 2005 and all awards granted, modified or settled on or after January 2, 2005. Prior to adopting SFAS123(R), the Group accounted for share-based compensation using the intrinsic value method prescribed in APB25 “Accounting for Stock Issued to Employees”. The financial statements for the year ended January 1, 2005 were not restated to reflect the adoption of SFAS123(R). The compensation expense in respect of share-based compensation plans recognized in income was $16.5 million for fiscal 2005 compared with $6.6 million in fiscal 2004.

Goodwill impairment tests were completed as at December 31, 2005 and January 1, 2005. There was no impairment recognized at either date.

During fiscal 2005, there were $9.1 million of restructuring expenses charged to the consolidated income statement compared with $25.2 million in fiscal 2004. During fiscal 2005, major restructuring projects included the closure of Stackpole’s Pump Components Division (“PCD”) facility, the transfer of the manufacturing of the Wiper Systems facility in Pontypool, United Kingdom to more cost competitive locations and the rationalization of production facilities at Air Systems Components. Management undertook various restructuring activities to streamline operations, and consolidate and take advantage of available capacity and resources in order to achieve net cost reductions. Restructuring activities included efforts to integrate and rationalize the Group’s businesses and to relocate manufacturing operations to lower cost markets.

Operating income from continuing operations was $483.6 million for fiscal 2005, compared with $457.8 million for fiscal 2004. Overall the Group’s operating margin was 9.5 percent, compared with 9.8 percent for fiscal 2004.

Net interest expense for fiscal 2005 was $24.4 million compared with $22.7 million in fiscal 2004. This consisted of interest expense on bank loans, overdrafts, bills discounted, capital lease interest and other loans, partially offset by bank interest income. Other finance expense was $65.2 million compared with other finance income of $44.0 million in fiscal 2004. Other finance income or expense represented fair value gains and losses arising on financial instruments held by the Company to hedge its translational exposures where either the economic hedging relationship did not qualify for hedge accounting or to the extent that there was deemed to be ineffectiveness in a qualifying hedging relationship.

Income tax expense in fiscal 2005 was $61.3 million, after the release of provisions for uncertain tax positions of $106.6 million, which compared with the income tax expense for fiscal 2004 of $101.3 million, after the release of provisions of $27.4 million following the closure of a number of previously open tax years. The Group recognized provisions in respect of uncertain tax positions whereby additional current tax may become payable in future periods following the audit by the tax authorities of previously filed tax returns. Provisions for uncertain tax positions were based upon management’s assessment of the likely outcome of issues associated with assumed permanent differences and interest that may be applied to temporary differences, and the possible disallowance of tax credits and penalties. As at December 30, 2005, the Group recognized a provision for uncertain tax positions amounting to $162.9 million.

Minority interest in net income was $16.4 million in fiscal 2005, compared with $15.2 million for fiscal 2004. Minority interests in the Company’s subsidiaries are set forth in Note 2B to the consolidated financial statements presented under Item 18 “Financial Statements”.

The loss from discontinued operations in fiscal 2005 was $6.9 million, compared with an income from discontinued operations of $3.2 million in fiscal 2004. The Group recognized a gain on disposal of discontinued operations of $1.6 million in fiscal 2005 compared with a gain of $11.0 million in fiscal 2004.

In fiscal 2005, dividends of $29.1 million were payable to convertible cumulative preference shareholders compared with $28.5 million in fiscal 2004. The Group’s net income attributable to common shareholders for fiscal 2005 was $283.9 million, a decrease of 18.7 percent from $349.2 million for fiscal 2004.

Operating segment overview (IFRS)

Industrial and Automotive

Analysis of movements from fiscal 2004 to fiscal 2005:	Net sales (1)		Adjusted profit from operations (1)
	$ million	Change	$ million	Change
Fiscal 2004	3,521.2		442.8
Exchange rate effect	64.6		7.5
Disposals	(50.8)		7.4
2005 acquisitions	128.7		17.8

Underlying change	84.8	2.4%	(32.1)	(7.0)%

Fiscal 2005	3,748.5		443.4

(1)	Refer to “Basis of preparation” above.

Overview

In the Industrial and Automotive group, net sales and adjusted profit from operations for fiscal 2005 were up by 6.5 percent and 0.1 percent respectively compared to fiscal 2004. After adjusting for the effect of exchange, acquisitions and disposals, underlying net sales and adjusted profit from operations increased by 2.4 percent and decreased by 7.0 percent respectively. The growth in sales was mainly due to increased volumes.

The lower automotive production volumes in the North American automotive OE market generally, and particularly at General Motors and Ford, had an impact on sales volumes and margins. The group also had to contend with the delay in the TREAD Act that pushed back a significant number of RTPMS orders until the second half of 2006, and in the third quarter of 2005 the two hurricanes in the gulf coast region of the United States temporarily disrupted the supply chain and caused a spike in raw material prices.

The Industrial and Automotive group completed the acquisitions of L.E. Technologies and EMB in fiscal 2005, with the Mectrol business being acquired at the end of fiscal 2004. In total, the annualized sales added by these businesses was approximately $160 million.

In fiscal 2005, automotive OE represented 21.1 percent of the Group’s total sales (fiscal 2004: 25.1 percent) and North American automotive OE represented 12.0 percent of total sales (fiscal 2004: 14.4 percent).

Power Transmission (Net sales: fiscal 2005 $1,761.0 million; fiscal 2004 $1,668.1 million)

Power Transmission sales grew by 5.6 percent due to good underlying growth in industrial markets and automotive aftermarket, offsetting the lower automotive OE volumes. The Mectrol industrial belt business, acquired in December 2004, made a strong contribution during fiscal 2005 and targeted a number of new applications for its products in markets such as food processing and print and paper processing.

Automotive OE sales were impacted throughout fiscal 2005 by production cuts, especially at General Motors and Ford. The business took action to address this, and in fiscal 2005 won new business orders in Asia of approximately $30.0 million with Hyundai, Toyota and SAIC, and new business orders in Europe of approximately $22.0 million with Renault/Nissan, PSA/Peugeot, VW and Fiat. The business continued to expand in China, with sales ahead by 17.2 percent, and secured an award from Chery Automotive for ‘Excellent Technical Co-operation’.

Automotive aftermarket sales increased by 4.3 percent, with particular strength in Europe where sales increased by 13.2 percent. The business in Europe benefited from the launch of the new Micro-V® XF belt and, in North America, Power Transmission won a key contract to supply tensioners to CARQUEST. The business continued to look at expansion opportunities in high-growth markets such as Russia and the Middle East, and during the year won a “Supplier of the year award” in Russia from AD International, a large Pan European organization, for the quality of its order fulfillment.

At Stackpole, the profitability of the business suffered from the lower automotive OE production volumes. The Company took action during the year to contain costs and implement profit protection plans and, in February 2006, announced the closure of the PCD facility.

Fluid Power (Net sales: fiscal 2005 $650.0 million; fiscal 2004 $591.0 million)

The Fluid Power segment performed strongly in fiscal 2005, with sales increasing by 10.0 percent. In North America, the business capitalized on the strength in industrial production with the result that sales of both hydraulic OE and industrial aftermarket products increased significantly. Sales in the automotive aftermarket were also strong in the fourth quarter of fiscal 2005. The balance of the sales growth was provided by contributions from Europe and from India, where a new facility was opened at Faridabad. The EMB business that was acquired in July 2005 was integrated and positively contributed in the second half of fiscal 2005. The development of new products continued and the Quick-Lok™ family of products was introduced at the start of fiscal 2005. This product was well received by customers, with several new contracts awarded for fiscal 2006 and fiscal 2007. The new Customer Solutions Center in Denver was opened in the second quarter of fiscal 2005.

Fluid Systems (Net sales: fiscal 2005 $418.1 million; fiscal 2004 $416.3 million)

The performance of the Fluid Systems segment was in line with fiscal 2004, but was impacted by the delay in the TREAD Act and lower automotive OE volumes. At the start of the year, Schrader Electronics had expected a significant ramp-up in volumes of RTPMS due to the requirements of the TREAD Act, but this was delayed. The management at Schrader Electronics took swift action during the year to limit the impact on profit from the reduced volumes and was also successful in winning several new contracts for its “snap-in” sensor technology to supply General Motors, DaimlerChrysler, PSA/Peugeot, Subaru and Nissan.

The Stant operation showed good year-on-year performance as sales of new valve products rose and a spike in demand for locking fuel caps occurred in the final quarter of fiscal 2005. The balance of the Fluid Systems segment was held back by lower automotive OE volumes.

Fluid Systems opened two new facilities in fiscal 2005. Stant commenced production at a plant in Karvina, Czech Republic and Schrader-Bridgeport completed a 36,000 square feet valve-manufacturing facility in Suzhou, China. There were significant start-up costs incurred during the year as production levels picked up and extra capacity was added to the plants.

Other industrial and automotive (Net sales: fiscal 2005 $919.4 million; fiscal 2004 $845.8 million)

Sales and adjusted profit from operations in fiscal 2005 were significantly ahead of fiscal 2004. Dexter recovered from lower volumes in the first quarter of the year to deliver a strong performance assisted by sales relating to the US Federal Emergency Management Agency in the final quarter of the year. The acquisition of the L.E. Technologies business in March 2005 added to the product offering.

The Dearborn Mid-West business performed well, while Ideal and Plews were both impacted by higher raw material costs for brass and PVC that were difficult to pass on to customers. The Ideal business opened its plant in Suzhou, China in the third quarter of fiscal 2005.

Building Products

Analysis of movements from fiscal 2004 to fiscal 2005:	Net sales (1)		Adjusted profit from operations (1)
	$ million	Change	$ million	Change
Fiscal 2004	1,445.6		128.3
Exchange rate effect	—		0.3
Disposals	(25.8)		0.5
2005 acquisitions	58.1		5.6

Underlying change	126.7	8.9%	8.0	6.2%

Fiscal 2005	1,604.6		142.7

(1)	Refer to “Basis of preparation” above

Overview

During fiscal 2005, sales in Building Products increased by 11.0 percent to $1,604.6 million (2004: $1,445.6 million) and adjusted profit from operations increased by 11.2 percent to $142.7 million (2004: $128.3 million). This was achieved through positive contributions from acquisitions, price increases made to offset higher material costs, successful new product introductions, and the continued strength in the residential housing market. After adjusting sales for acquisitions and disposals there was an underlying increase of 8.9%, which is explained below. The operating margin in the Building Products group remained at 8.9 percent.

Air Systems Components (Net sales: fiscal 2005 $881.3 million; fiscal 2004 $772.3 million)

Sales were up by 14.1 percent on fiscal 2004. Of the total increase of $109.0 million, $58.1 million arose from acquisitions and of the remaining increase of $50.9 million (6.6 percent), 83 percent was due to volume and 17 percent was due to price increases. The Hart & Cooley business capitalized on the continued strength in the US residential housing market and, in January 2005, acquired Milcor. This business was fully integrated during fiscal 2005 and made a strong contribution to sales and profit. It presented opportunities for cross-selling of products with Hart & Cooley and for sourcing low-cost materials from its manufacturing operation in China.

Despite the slow non-residential market, the order intake level remained healthy and benefited from both new product introductions and new customer wins. In the third quarter, Ruskin successfully completed the acquisition of NRG Industries Inc.

There were a number of plant rationalizations during the year, with the closure of the Tabor City and Englewood facilities and the transfer of production to other facilities in the business. Ruskin commenced production at its new facility in Monterrey, Mexico. Operating margins in fiscal 2005 were impacted by costs associated with the plant rationalizations.

Other Building Products (Net sales: fiscal 2005 $723.3 million; fiscal 2004 $673.3 million)

A strong performance in the second half of fiscal 2005 resulted in full-year sales being ahead by 7.4 percent compared to fiscal 2004. The total increase of $50 million was after a reduction of $25.8 million due to disposals. The remaining underlying increase of $75.8 million (11.7 percent) was due to a combination of volume and price variances. Lasco Bathware achieved strong sales growth and double-digit operating margins before restructuring initiatives, driven by the record level of housing starts in the US residential market and the successful launch of several new products, such as the Contours™ range of luxury whirlpools and showers.

Lasco Fittings achieved year-on-year improvements in sales and profit, with higher volumes from new product introductions and market share gains. New product sales accounted for over 30 percent of the growth in sales in fiscal 2005. The business experienced significant pricing pressure in fiscal 2005 from the increased cost of PVC, but was able to implement a series of price increases.

The Philips Doors and Windows business had a positive fourth quarter and full-year sales increased compared to fiscal 2004. The operating margin in the business was impacted by a bad-debt write-off of $1.9 million in the first quarter of fiscal 2005.

Effect of Inflation

Management does not believe that inflation has had a material effect on the Company’s financial condition or results of operations during fiscal 2006, fiscal 2005 or fiscal 2004.

Effect of Foreign Currency

For further discussion see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” and Note 17 to the consolidated financial statements presented under Item 18 “Financial Statements”.

Critical Accounting Estimates

Details of the Group’s significant accounting policies are set out in Note 2 to the Company’s consolidated financial statements presented under Item 18 “Financial Statements”.

When applying the Group’s accounting polices, management must make assumptions and estimates concerning the future that affect the carrying amounts of assets and liabilities at the balance sheet date, the disclosure of contingencies that existed at the balance sheet date and the amounts of revenue and expenses recognized during the accounting period. Management makes these assumptions and estimates based on factors such as historical experience, the observance of trends in the industries in which the Group operates and information available from the Group’s customers and other outside sources. Due to the inherent uncertainty involved in making assumptions and estimates, actual outcomes could differ from those assumptions and estimates. An analysis of the key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of the Group’s assets and liabilities within the next fiscal year is provided below.

Pension and other post-retirement benefits

Post-retirement benefits comprise pension benefits provided to employees throughout the world and other benefits, mainly healthcare, provided to certain employees in North America. The plans are structured to accord with local conditions and practices in each country and include defined contribution and defined benefit plans.

The Group accounts for its post-retirement benefit plans in accordance with SFAS87, “Employers’ Accounting for Pensions”, SFAS88 “Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and SFAS106, “Employers’ Accounting for Postretirement Benefits other than Pensions”. The principle underlying these accounting standards is that the cost of providing these benefits is recognized in income over the service lives of the participating employees.

For defined contribution plans, the cost of providing the benefits represents the Group’s contributions to the plans and is recognized in income in the period in which the contributions fall due.

For defined benefit plans, the cost of providing the benefits is determined based on actuarial valuations of each of the plans that are carried out annually by independent qualified actuaries at a date not more than three months before the Company’s fiscal year-end. Plan assets (if any) are measured at a fair value. Benefit obligations are measured using the projected unit credit method.

It is estimated that a 0.5 percent decrease in the expected rate of return on plan assets would have the following impact.

	UK Plans	US Plans	Rest of World Plans
Percentage reduction in plan assets	7.4 percent	6.2 percent	7.3 percent

The net periodic cost comprises the service cost, the interest cost, the expected return on plan assets (if any), and the amortization of the prior service cost, the actuarial gain or loss and any unrecognized obligation or asset that existed on initial application by the Group of SFAS87 and SFAS106. The service cost represents the present value of benefits attributed to services rendered by employees during the period. The interest cost represents the increase in the projected benefit obligation (which is the present value of accrued benefits including assumed future salary increases) due to the passage of time. The discount rate used reflects the rates available on high-quality fixed-income debt instruments at the date of the plan valuation. Prior service costs resulting from plan amendments are recognized on a straight-line basis over the remaining service lives of participating employees.

Actuarial valuations are dependent on assumptions about the future that are made by management on the advice of independent qualified actuaries. If actual experience differs from these assumptions, there could be a material change in the amounts recognized by the Group in respect of defined benefit plans in the next financial year.

It is estimated that a 0.5 percent decrease in the discount rate would have the following impact on the projected benefit obligation and on the components of expense that are affected by a discount rate change.

	UK Plans	US Plans	Rest of World Plans
Projected benefit obligation	8.9 percent increase	4.9 percent increase	5.7 percent increase
Service cost	11.2 percent increase	4.5 percent increase	8.0 percent increase
Interest cost	1.8 percent decrease	4.0 percent decrease	4.7 percent decrease
Gain/loss amortization	90.7 percent increase	21.4 percent increase	17.6 percent increase

Actuarial gains and losses represent differences between the expected and actual returns on the plan assets, gains and losses on the plan liabilities and the effect of changes in actuarial assumptions. The Group uses the so-called “corridor approach” whereby to the extent that cumulative actuarial gains and losses exceed 10 percent of the greater of the market related value of the plan assets and the projected benefit obligation at the beginning of the fiscal year, they are amortized to income over the average remaining service lives of participating employees. Gains and losses on settlements and curtailments are generally recognized in income in the period in which the curtailment or settlement occurs.

As at December 31, 2005, the defined benefit obligation recognized in the Group’s consolidated statement of financial position comprised the net total for each plan of the fair value of the plan assets (if any) less the projected benefit obligation adjusted for the unrecognized net prior service cost or credit, the unrecognized net actuarial gain or loss and the unrecognized net transition asset or obligation. An additional liability was recognized to the extent that the accumulated benefit obligation (the projected benefit obligation without allowance for future salary increases) exceeded the fair value of the plan assets. Where an additional minimum liability was recognized, an intangible asset was recognized up to the amount of any unrecognized prior service cost and any unrecognized transition obligation. Any amount not recognized as an intangible asset was reported in other comprehensive income.

Effective December 30, 2006, the Group adopted the recognition provisions of SFAS158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements no. 87, 88, 106, and 132(R)”. Accordingly, the Group’s consolidated statement of financial position as at December 30, 2006 includes the net total for each plan of the fair value of the plan assets (if any) less the projected benefit obligation.

As at December 30, 2006, the previously unrecognized net prior service cost, the unrecognized net actuarial loss and the unrecognized net transition obligation were recognized and it became no longer necessary to recognize the minimum pension liability and the related intangible asset.

SFAS158 does not change the basis of determining the net periodic benefit cost that is recognized in the Group’s consolidated statement of income. From fiscal 2007 onwards, prior service costs or credits and actuarial gains or losses that arise in the year but are not recognized as components of the net periodic benefit cost will be recognized as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income in respect of prior service costs or credits, actuarial gains or losses and the net transition asset or obligation will be adjusted as they are recognized as components of the net periodic benefit cost.

Impairment of Long-Lived Assets

Goodwill, intangible assets and property, plant and equipment are tested for impairment whenever events or circumstances indicate that their carrying amounts might be impaired. Such events and circumstances include the effects of restructurings and new product development initiated by management. Additionally, goodwill is subject to an annual impairment test.

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

At the time of the business combination to which it relates, goodwill is allocated to one or more reporting units. Goodwill is tested at least annually for impairment. Firstly, to identify potential impairment of the goodwill, the fair value of the reporting unit to which the goodwill is allocated is compared with its carrying amount. Fair value is determined based on quoted market prices, where available, or is estimated as the present value of the expected future cash flows from the reporting unit discounted at a rate commensurate with the risk involved. Management bases such estimations on assumptions such as the future growth in sales volumes, future changes in selling prices, and expected changes in material prices, salaries and other costs. The discount rates used are based on current market interest rates. Secondly, if the carrying amount of the reporting unit, including the goodwill, exceeds its fair value, the goodwill is tested for impairment based on its implied fair value. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over the fair value of its identifiable assets, liabilities and contingent liabilities at the date of the impairment test. An impairment loss is recognized if and to the extent that the carrying amount of the goodwill exceeds its implied fair value.

As at December 30, 2006, the aggregate carrying amount of goodwill, intangible assets and property, plant and equipment was $3,304.4 million. Impairment losses may be recognized on these assets within the next fiscal year if changes are necessary to the assumptions underlying the estimated future cash flows of income-generating units or if there are changes in market interest rates that affect the discount rates that are applied to those cash flows.

Assets held for sale

Assets that are classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

As at December 30, 2006, the carrying value of assets held for sale was $184.6 million. Impairment losses may be recognized in the next financial year if the amounts realized on the sale of these assets differs from management’s estimates.

Inventory

Inventories are stated at the lower of cost or market, with due allowance for any excess, obsolete or slow moving items based on management’s review of on-hand inventories compared to historical and estimated future sales and usage profiles.

Cost represents the expenditure incurred in bringing inventories to their existing location and condition, which may include the cost of raw materials, direct labor costs, other direct costs and related production overheads. Cost is generally determined on a first in, first out (“FIFO”) basis, but the cost of certain inventories is determined on a last in, first out (“LIFO”) basis. As at December 30, 2006, inventories whose cost was determined on a LIFO basis represented 33 percent (December 31, 2005: 35 percent) of the total carrying amount of inventories. As at December 30, 2006, the replacement cost of inventories whose cost was determined on a LIFO basis exceeded their carrying values by $20.9 million (December 31, 2005: $14.2 million). Management considers current assessments of future demand, market conditions and new product development initiatives and impair inventory on the basis of these estimations. As at December 30, 2006, the carrying value of inventories was $753.4 million, net of allowances of $39.6 million. Impairment losses may be recognized on inventory within the next financial year if management needs to revise its estimates in response to changing circumstances.

Financial Instruments

The Group uses derivative financial instruments, principally foreign currency swaps, forward foreign currency contracts and interest rate swaps, to reduce its exposure to exchange rate and interest rate movements. The Group does not hold or issue derivatives for speculative or trading purposes.

Derivative financial instruments are recognized as assets and liabilities measured at their fair values at the balance sheet date. Foreign currency derivatives are valued by discounting the applicable cash flows at prevailing market interest rates. Interest rate derivatives are valued by discounting the applicable cash flows at prevailing market interest rates. Changes in their fair values are recognized in income and this is likely to cause volatility in situations where the carrying amount of the hedged item is either not adjusted to reflect fair value changes arising from the hedged risk or is so adjusted but that adjustment is not recognized in income. Provided the conditions specified by SFAS133 “Accounting for Derivative Instruments and Hedging Activities” are met, hedge accounting is used to mitigate this volatility.

Prior to fiscal 2005, the Group chose not to apply the hedge accounting provisions of SFAS133. During fiscal 2005, management reviewed its policy towards hedge accounting and decided to use hedge accounting in certain circumstances. With effect from fiscal 2005, the Group does not generally apply hedge accounting to transactional foreign currency hedging relationships, such as hedges of forecast or committed transactions. It does, however, apply hedge accounting to translational foreign currency hedging relationships and to hedges of its interest rate exposures where it is permissible to do so under SFAS133.

Derivatives embedded in non-derivative host contracts are recognized separately as derivative financial instruments when their risks and characteristics are not closely related to those of the host contract and the host contract is not stated at its fair value with changes in its fair value recognized in the income statement.

The fair value of derivative financial instruments continually changes in response to changes in prevailing market conditions and net income may be affected by changes in the fair values of derivatives where hedge accounting cannot be applied or, to the extent there is deemed to be hedge ineffectiveness in a qualifying hedging relationship.

Workers’ compensation

Provision is made for claims for compensation for injuries sustained by the Group’s employees while at work. The Group’s liability for claims made but not fully settled is calculated on an actuarial basis by a third party administrator. Historical data trends are used to estimate the liability for unreported incidents. As at December 30, 2006, the workers’ compensation provision amounted to $37.2 million. Further provision may be necessary within the next fiscal year if the actual cost of settling claims exceeds management’s estimates.

Environmental Commitments

Provision is made for the estimated cost of known environmental remediation obligations in relation to the Group’s current and former manufacturing facilities. Cost estimates include the expenditure expected to be incurred in the initial remediation effort and, where appropriate, in the long-term monitoring of the relevant sites. For each remediation project, management monitors the costs incurred to date against expected total costs to complete and operates procedures to identify possible remediation obligations that are presently unknown. As at December 30, 2006, the provision for environmental remediation costs amounted to $7.6 million. Further provision may be necessary within the next financial year if actual remediation costs exceed expected costs, new remediation obligations are identified or there are changes in the circumstances determining the Group’s legal or constructive remediation obligations.

Product warranties

Provision is made for warranty claims on various products depending on specific market expectations and the type of product. These estimates are established using historical information on the nature, frequency and average cost of warranty claims. Provision is made for the cost of product recalls if management considers it probable that it will be necessary to recall a specific product and the amount can be reasonably estimated. As at December 30, 2006 and December 31, 2005, the Group’s product warranty liability was $11.4 million and $10.7 million respectively. Further provision may be necessary within the next fiscal year if actual claims experience differs from management’s estimates.

Share-based payments

Share-based compensation is provided to employees under the Company’s share option, bonus and other share award schemes. The Group adopted SFAS123(R) “Share-based Payment” using the modified prospective method with an effective date of January 2, 2005, whereby the standard was applied prospectively to the unvested portion of awards that were outstanding as at January 1, 2005 and all awards granted, modified or settled on or after January 2, 2005. Accordingly, the compensation expense recognized in fiscal 2006 and fiscal 2005 was based on the fair value of the awards, where appropriate measured using an option-pricing model. In measuring the fair value of the awards, management is required to make a number of assumptions, the most significant of which are expected volatility and the expected life of the awards. Expected volatility was determined based on the historical volatility of the market price of the Company’s Ordinary Shares over the shorter of the expected life of the awards and the period since the beginning of the Company’s fiscal year ended April 30, 2002 when, following a period of significant demerger activity, the Company was refocused on its remaining core businesses. Adjustments have been made to the expected life to reflect the effects of non-transferability, exercise restrictions and behavioral considerations, where available based on historical experience of similar awards.

For equity-settled awards, the fair value is determined at the date of grant and is not subsequently remeasured unless the conditions on which the award was granted are modified. For liability awards, the fair value is determined at the date of grant and is remeasured at each balance sheet date until the liability is settled. Generally, the compensation expense is recognized on a straight-line basis over the vesting period. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or non-market performance conditions.

Prior to adopting SFAS123(R), the Group accounted for stock based compensation in accordance with APB25 “Accounting for Stock Issued to Employees”, whereby the compensation expense was based on the intrinsic value of the unvested awards determined at the measurement date. The measurement date was the first date on which both the number of shares that were subject to the award and the option or purchase price, if any, was known. Adjustments for forfeitures were made to the compensation expense in the period in which they occurred.

The Group’s consolidated financial statements for fiscal 2004 have not been restated to reflect the adoption of SFAS123(R).

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

The Group operates within multiple tax jurisdictions and management is required to exercise significant judgment in determining the provision for income taxes. Estimation is required of taxable profit to determine the Group’s current tax liability. The Group recognizes provisions in respect of uncertain tax positions whereby additional current tax may become payable in future periods following the audit by the tax authorities of previously filed tax returns. Provisions for uncertain tax positions are based upon management’s assessment of the likely outcome of issues associated with assumed permanent differences, interest that may be applied to temporary differences, the possible disallowance of tax credits and penalties and are classified as current liabilities. Provisions for uncertain tax positions are reviewed regularly and are adjusted to reflect events such as the expiry of limitation periods for assessing tax, administrative guidance given by the tax authorities and court decisions. As at December 30, 2006, the Group recognized a provision for uncertain tax positions amounting to $71.0 million. It is possible that the final outcome of these uncertain tax positions may differ from management’s estimates.

Deferred tax is tax expected to be payable or recoverable on differences between the carrying amount of an asset or a liability and its tax base used in the computation of taxable profit. Deferred tax is accounted for using the liability method, whereby deferred tax assets and liabilities are generally recognized for all temporary differences based on enacted tax rates. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax asset will not be realized. As at December 30, 2006, the Group recognized net deferred tax assets amounting to $63.2 million. It is possible that the deferred tax assets actually recoverable may differ from the amounts recognized if actual taxable profits differ from management’s estimates.

Deferred tax is provided on temporary differences arising on investments in foreign subsidiaries, except where the Company intends, and is able, to reinvest such amounts indefinitely. As at December 30, 2006, deferred tax liabilities were not recognized on the undistributed profits of foreign subsidiaries amounting to $3,937.1 million. Deferred tax will need to be provided on these amounts if circumstances change and management no longer intends, or is no longer able, to reinvest these amounts indefinitely.

Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and management intends to settle its current tax assets and liabilities on a net basis.

Recently issued accounting pronouncements

A. Pronouncements adopted during the year

The following accounting pronouncements that are relevant to the Group’s operations were adopted during fiscal 2006:

SFAS151 “Inventory Costs – an amendment of ARB No. 43, Chapter 4”

SFAS151 clarifies that, in determining the cost of inventory, fixed production overheads should be allocated based on the normal capacity of the production facilities (such that abnormal idle facility expenses are expensed) and other items such as abnormal freight, handling costs and amounts of wasted materials should be expensed. The Group has applied SFAS151 to inventory costs incurred on or after January 1, 2006. The adoption of SFAS151 had no effect on the Group’s results or financial position.

SFAS154 “Accounting Changes and Error Corrections”

SFAS154 requires retrospective application to the financial statements of prior periods to reflect changes in accounting principle and redefines the term “restatement” as the revising of previously issued financial statements to reflect the correction of an error. Under SFAS154, a change of accounting principle is applied as at the beginning of the first period presented as if that principle had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as at the beginning of the first period presented and the offsetting adjustments are recorded to opening retained earnings. Except where a change of accounting principle arises from the adoption of an accounting pronouncement that requires otherwise, the Group has adopted SFAS154 in respect of changes of accounting principle and corrections of errors that are made on or after January 1, 2006. The adoption of SFAS154 had no effect on the Group’s results or financial position.

SFAS158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements no. 87, 88, 106, and 132(R)”

SFAS158 contains provisions relating to the recognition and measurement of assets and liabilities associated with defined benefit pension and other post-retirement plans. Effective December 30, 2006, the Group adopted the recognition provisions of SFAS158 under which it is required to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. An analysis of the effect on the Group’s financial position of adopting the recognition provisions of SFAS158 is set forth in Note 2 of the Company’s consolidated financial statements presented under in Item 18 “Financial Statements”.

B. Pronouncements not yet adopted

The following accounting pronouncements are relevant to the Group’s operations but were not mandatory for fiscal 2006:

SFAS157 “Fair Value Measurements”

SFAS157 provides guidance on how to measure the fair value of assets and liabilities and introduces additional disclosures concerning fair value measurements. SFAS157 applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. It does not extend the use of fair value measurement in financial statements.

SFAS157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants independent of the reporting entity. It requires that fair value should be based on the assumptions market participants would use when pricing the asset or liability. It establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data.

The Group will adopt SFAS157 prospectively from the beginning of fiscal 2008.

SFAS158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements no. 87, 88, 106, and 132(R)”

The Group has not yet adopted the measurement provisions of SFAS158. Management is currently permitted to measure the funded status of the Group’s defined benefit post-retirement plans at a date not more than 90 days prior to the fiscal year-end date (in fiscal 2006, for example, the measurement date was September 30). SFAS158 will require that the funded status of the plans be measured as at the Company’s fiscal year-end date. The Group will adopt the measurement provisions of SFAS158 in fiscal 2008.

SFAS159 “The Fair Value Option for Financial Assets and Financial Liabilities: Including an Amendment to FASB Statement No. 115”

SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS159 provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company will adopt SFAS159 prospectively from the beginning of fiscal 2008, but management does not currently intend to apply the fair value option to any of the Group’s eligible financial assets and financial liabilities.

FIN48 “Accounting for Uncertainty in Income Taxes”

FIN48 clarifies the accounting for uncertain tax positions under SFAS109 “Accounting for Income Taxes”. An uncertain tax position is a position taken by the Group in a previously filed tax return, or a position that it expects to take in a tax return that has not yet been filed that may be subject to examination by the relevant taxing authority. FIN48 requires that an uncertain tax position shall be recognized only when it is more likely than not that the position will be sustained on examination and, if recognized, it should be measured as the largest amount of tax benefit that is greater than 50 percent likely to be realized on settlement with the relevant taxing authority. FIN48 also requires the Group to provide certain disclosures in relation to tax benefits that are not recognized in the financial statements.

The Group will adopt FIN48 prospectively from the beginning of fiscal 2007. Management has not yet concluded its assessment of the effect of the adoption of FIN48 on the Group’s financial position.

B. Liquidity and capital resources

Treasury responsibilities and philosophy

The primary responsibilities of the central treasury function are to procure the Group’s capital resources, maintain an efficient capital structure, and manage the Group’s liquidity, foreign exchange, interest rate, insurance and pensions risks on a Group-wide basis.

The central treasury function operates within strict policies and guidelines approved by the Board. Compliance with these policies and guidelines is monitored through the regular reporting of treasury activities.

A key element of management’s treasury philosophy is that funding, interest rate and currency risk decisions and the location of cash and debt balances should be determined independently from each other. For example, the Group’s debt requirements are met by raising funds in the most favorable markets, with the desired currency profile of net debt being achieved by entering into foreign exchange contracts where necessary. Similarly, the desired interest rate maturity of net debt is achieved by taking account of all debt and cash balances together with any foreign exchange transactions used to manage the currency profile of net debt. Management operates systems to ensure that all relevant assets and liabilities are taken into account on a Group-wide basis when making these decisions. Management believes this portfolio approach to financial risk management enables the Group’s activities in these areas to be carried out effectively and efficiently and with a high degree of visibility.

Details of corporate bonds and EMTN program

The Group operates a EMTN Program. The initial bond under the program in December 2001 was for £150 million with a ten-year maturity and was issued at a coupon of 8 percent.

In September 2003, a further £250 million bond with a twelve-year maturity at a coupon of 6.125 percent was issued. The proceeds of this bond issue were used to finance the early redemption of the convertible cumulative preference shares, which took place in August 2003.

Credit rating

In December 2001, long-term credit ratings with Moody’s and Standard & Poor’s were established. The ratings, which cover the EMTN Program, have remained unchanged since that date at Baa2 and BBB respectively. The Group also has a short-term rating of P-2 with Moody’s. It is management’s aim to manage the Group’s capital structure to preserve these ratings.

Committed bank borrowing facilities mainly comprise a multi-currency revolving credit facility of £400 million, the maturity of which was extended in August 2005, from February 2009 to August 2010.

Borrowing facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. Management’s policy is to reduce financing risk by diversifying funding sources and by staggering the maturity of borrowings.

Cash flow

During fiscal 2006, there was a net decrease in cash and cash equivalents of $58.7 million.

Net cash provided by operating activities was $514.2 million, $140.9 million higher than in fiscal 2005. Net cash used in investing activities was $390.6 million, $37.5 million higher than in fiscal 2005 due principally to lower proceeds on the sale of discontinued operations and reduced net expenditure on property plant and equipment. Net cash used in financing activities in fiscal 2006 was $182.0 million which compared with net cash provided by financing activities of $25.0 million in fiscal 2005, the difference of $207.0 million being due largely to amounts drawn down on bank loans and higher dividend payments. During fiscal 2006, the Group’s net draw-down on bank loans (principally against the multi-currency revolving credit facility) was $51.2 million, compared with a net draw-down of $247.5 million in fiscal 2005. Dividend payments to the Company’s shareholders were $229.9 million in fiscal 2006, compared with $206.3 million in fiscal 2005.

Net debt

At December 30, 2006 and December 31, 2005, total debt was $1,130.1 million and $975.3 million respectively. Net debt, a non-GAAP measure defined as total debt less cash, cash equivalents, and restricted cash, at those dates was $784.4 million and $569.7 million respectively. The analysis of total debt and a reconciliation of total debt to net debt at carrying value are provided in the table below.

	December 30, 2006	December 31, 2005
	$ million	$ million
Unsecured loans
Bank overdrafts	11.2	17.9
Bank loans	336.8	244.7
Unsecured loan notes	0.6	0.5
Other unsecured loans	770.2	709.9

	1,118.8	973.0

Secured loans
Bank loans	—	5.3

	1,118.8	978.3

Capital leases	18.1	21.2
Derivative financial instruments hedging translational exposures	(6.8)	(24.2)

Total debt	1,130.1	975.3
Less:
Cash and cash equivalents	(337.7)	(396.5)
Restricted cash	(8.0)	(9.1)

Net debt	784.4	569.7

Management believes net debt provides useful information regarding the level of the Group’s indebtedness by reflecting the amount of indebtedness assuming cash balances are used to repay debt.

Levels of borrowings and seasonality

During fiscal 2006, gross and net debt increased, with gross debt of $1,130.1 million and net debt of $784.4 million on December 30, 2006 (2005: $975.3 million and $569.7 million respectively). The peak level of net debt during the year was $879.9 million. As the majority of the Group’s debt is denominated in currencies other than pounds sterling, reported net debt decreased by $76.3 million as a result of the weakening of the US dollar ($62.2 million) and other currencies ($14.1 million) during the period.

The Group operates in a wide range of markets and geographic locations and as a result the seasonality of its borrowing requirements is low. Underlying cyclicality before capital expenditure is driven principally by the timing of ordinary and convertible cumulative preference dividends and interest payments.

Funding requirements for investment commitments and authorizations

At December 30, 2006, the Group had surplus cash balances in excess of the operational needs of the Group’s businesses. Accordingly, the Group’s present policy is to fund new investments, firstly from existing cash resources and then from borrowings sourced centrally by Tomkins Finance. It is management’s intention to maintain surplus un-drawn borrowing facilities sufficient to enable the credit ratings to be maintained and to enable the Group to manage its liquidity through the operating and investment cycle. A regular dialogue is maintained with the rating agencies, and the potential impact on the credit rating is taken into consideration when making capital allocation decisions.

Current versus prospective liquidity

At December 30, 2006, the committed 2010 £400 million multi-currency revolving credit facility was drawn by $285.4 million and there was a further $18.1 million of fully-drawn capital leases. The Group had a further $500.7 million of other, mainly uncommitted credit facilities, of which $62.2 million was drawn for cash and $169.1 million was utilized through the issuance of bank guarantees and standby letters of credit. Total headroom under the facilities was $767.0 million in addition to cash balances of $345.7 million. Total committed borrowing headroom under the Group’s credit facilities as of December 30, 2006 was $266.3 million, in addition to cash balances.

	Committed	Uncommitted	Total
	$ million	$ million	$ million
Available borrowing facilities	1,584.0	500.7	2,084.7
Cash drawings	(1,086.4)	(62.2)	(1,148.6)
Bonds, standby letters of credit, bank guarantees	—	(169.1)	(169.1)

Total headroom			767.0
Less uncommitted facilities			(500.7)

Committed headroom			266.3

Cash balances			345.7

It is the Group’s policy to retain sufficient liquidity throughout the capital expenditure cycle to maintain its financial flexibility and to preserve its investment grade credit rating. Management does not anticipate any material long-term deterioration in the overall liquidity position in the foreseeable future and considers that available working capital is sufficient for the Group’s requirements.

Maximizing returns on cash balances

The Group’s central treasury function is responsible for maximizing the return on surplus cash balances within liquidity and counterparty credit constraints imposed by the Tomkins Board-approved liquid funds policy. This is done, where practical, by controlling directly all surplus cash balances and pooling arrangements on an ongoing basis and by reviewing the efficiency of all other cash balances across the Group on a weekly basis. At December 30, 2006, $185.3 million of cash was under the direct control of the Company’s central treasury function.

The Group’s weighted average cost of debt at December 30, 2006 was 7.0 percent (2005: 6.5 percent). The net interest charge for fiscal 2006 of $48.1 million was $24.5 million higher than the charge for fiscal 2005. Fair value gains arising on derivative hedging instruments of $102.7 million (2005: losses of $65.2 million) have been recognized under other finance income in accordance with US GAAP.

At December 30, 2006, the Group’s total cash and investments were $345.7 million. Of this amount, $155.2 million was invested in short-term deposits by the treasury department, $9.8 million of cash was held in the Group’s captive insurance company, Tomkins Insurance Limited, $60.7 million of cash was held in the Group’s Asian Unitta companies and $120.0 million of cash was held in centrally controlled pooling arrangements and with local operating companies. $266.4 million of the cash (including restricted cash and before interest accruals) was interest earning. The Group’s policy is to apply funds from one part of the Group to meet the obligations of another part wherever possible, to ensure maximum efficiency of the Group’s funds. No material restrictions apply that limit the application of this policy. It is anticipated that surplus cash in excess of that required for operating purposes held in operating companies will be repatriated or reinvested in new investments during fiscal 2007.

Financial commitments

At December 30, 2006, the Group had $169.1 million of bank and insurance company issued bonds, guarantees and standby letters of credit in issue. These were issued primarily in favor of insurance companies to cover potential workers’ compensation claims in the United States in the course of normal business, in addition to other contractual counterparties for operational purposes. Annual operating lease rentals were $45.7 million in fiscal 2006 (fiscal 2005: $37.6 million).

Borrowing covenants

The Group is subject to covenants, representations and warranties commonly associated with investment grade borrowings on the committed 2010 £400 million multi-currency revolving credit facility, and the £150 million 2011 bond and £250 million 2015 bond issued under the EMTN Program.

The Group is subject to two financial covenants under the committed 2010 £400 million multi-currency revolving credit facility. The ratio of net debt to consolidated EBITDA must not exceed 2.5 times and the ratio of consolidated profit from operations to consolidated net interest charge must not be less than 3.0 times. Throughout fiscal 2006, the Group has operated comfortably within these limits. These financial covenants are calculated by applying UK GAAP extant as at December 31, 2002.

C. Research and development, patents and licenses, etc.

Applied research and development is important to the Group’s manufacturing businesses. The Group maintains development centers in Japan, Europe and the United States. Businesses within the Group are encouraged to review their products regularly and to develop them in accordance with perceived market trends. The Group’s expenditure on research and development was $96.8 million in fiscal 2006, (fiscal 2005: $85.5 million, fiscal 2004: $93.7 million).

D. Trend information

With approximately 37 percent of the Group’s primary sales derived from outside the United States, any changes in the value of the US dollar against other currencies is likely to effect reported earnings in US dollars.

The overall outlook for the Group’s markets in fiscal 2007 is that they will be difficult, with the timing of recovery in trading conditions in some of the North American end-markets uncertain.

In fiscal 2006, the global automotive aftermarket (18.6 percent of Group sales in fiscal 2006) experienced a slight fall in sales, predominantly due to lower levels of demand from the Group’s customers, together with the translation effect of the weaker US dollar. In Europe and in Asia, the aftermarket business grew in the developing regions, with this trend expected to continue in fiscal 2007.

The demand from automotive OE customers in North America, which amounted to 9.2 percent of the Group’s total sales in fiscal 2006, was weaker than anticipated through most of fiscal 2006 as the Detroit Three manufacturers continued to lose market share to the Asian manufacturers. China, India and Eastern Europe have been the fastest growing regions while there is still overcapacity in North America and Europe. The Company is well positioned to benefit from the move to six-speed automatic transmission in the United States market, which is forecast to become the standard by 2010.

The industrial OE market (13.4 percent of total sales in fiscal 2006) showed reasonable growth in North America in fiscal 2006. External forecasts indicate this market may slow in the United States in fiscal 2007, but remain robust in other regions. The industrial aftermarket (12.0 percent of total sales in fiscal 2006) showed good growth in North America in fiscal 2006. This market tends to follow the OE market fairly closely and may experience a gradual slowdown in fiscal 2007. In both markets there is a growing demand for white goods in Asia and Eastern Europe with new technologies replacing existing applications.

The residential new-build market in North America weakened slightly during the first half of fiscal 2006 from the record level seen in fiscal 2005, then experienced a sharp and sudden decline in the latter half of August and in September 2006. Demand has since remained weak, with excess housing inventory levels in the supply chain. The non-residential construction market (15.8 percent of global sales) experienced solid growth in fiscal 2006 and within the commercial segment, the hotels and offices sector showed good growth. External forecasts from Dodge, an industry forecasting service, indicate continued growth in fiscal 2007 at a slightly reduced level compared to fiscal 2006.

For 2007, the National Association of Home Builders has forecast that housing starts will be 15.4% lower in the United States than 2006. New building permits issued in December 2006 stood at 1.596 million, almost 25% lower than in December 2005. In addition house builders are expected to reduce their current inventory levels, which are running well above normal levels, before construction levels can pick up again. The timing of a recovery in US residential housing now seems unlikely to occur until sometime in 2008, with this end-market showing greater weakness in the first quarter than commentators had predicted. The commercial construction market is predicted to grow more slowly in 2007 following a strong year in 2006, with figures from Dodge predicting an overall growth rate of 2.2%.

The focus for all businesses in the Building Products group will be to control costs during a period of weaker sales volumes in the residential market, ensuring that production can be adjusted to meet ongoing variations in customer demand and that discretionary costs are reduced.

The Group results for the first quarter of fiscal 2007 reflect the greater than expected weakness in the US residential housing market and lower demand from automotive original equipment customers in North America.

There were good performances during the quarter in the Fluid Power business, Power Transmission in Europe and Asia, in Fluid Systems helped by the continued ramp-up of sales of the Group’s remote tire pressure monitoring product, and the non-residential business of Air Systems Components.

The Group continued to build its position in China and India where the Gates business saw strong sales growth and worked on development opportunities with key customers in the region. In Air Systems Components the Group has entered into an agreement to form a joint venture with an Indian business partner to supply into the fast growing Indian Heating Ventilation and Air Conditioning market.

See also Item 5A “Operating and financial review and prospects - Operating results” and Item 4B “Information on the Company – Business overview”.

E. Off-balance sheet arrangements

Management does not believe that the Company has any material off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

Contractual obligations and commercial commitments

The Company’s consolidated contractual obligations and commercial commitments are summarized in the following table which includes aggregate information about the Company’s contractual obligations as at December 30, 2006 and the periods in which payments are due. Amounts in respect of operating leases and purchase obligations are items that the Company is obligated to pay in the future, but they are not required to be included on the consolidated balance sheet.

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$ million	$million	$million	$million	$million
Debt
- Principal	1,118.8	72.4	—	569.9	476.5
- Interest payments (1)	462.8	73.5	139.4	138.7	111.2
Capital lease obligations	22.4	3.7	6.4	4.8	7.5
Operating lease obligations	279.5	48.3	75.6	49.3	106.3
Post-retirement benefit obligations (2)	65.1	65.1	—	—	—
Purchase obligations (3)	58.4	58.4	—	—	—

Total	2,007.0	321.4	221.4	762.7	701.5

(1)

Future interest payments include payments on fixed and floating rate debt and are presented before the effect of interest rate derivatives. Interest payments on floating rate debt are calculated using the interest rate applicable as at December 30, 2006. Future interest payments are presented on a basis consistent with the maturity profile of the debt for financial reporting purposes, which is analyzed in Note 16 to the consolidated financial statements presented under Item 18 “Financial Statements”.

(2)

Post-retirement benefit obligations represent the Group’s expected cash contributions to its defined benefit pension plans in fiscal 2007. It is not practicable to present expected cash contributions for subsequent years because they are determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations.

(3)

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on the Group and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the appropriate timing of the transaction.

G. Safe Harbor

See special note regarding forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The Directors and executive officers of Tomkins plc as at April 13, 2007 are as follows:

	Age as at April 13, 2007	Detail
Executive Directors
J. Nicol	53	Chief Executive Officer
K. Lever	53	Chief Financial Officer
Non-executive Directors
D.B. Newlands	60	Non-executive Chairman
Sir Brian Pitman	75	Non-executive Director
R.D. Gillingwater	50	Non-executive Director
J.M.J. Keenan	70	Non-executive Director
D.H. Richardson	55	Non-executive Director
D.D.S. Robertson	57	Non-executive Director
Executive officers
R. Bell	58	President - The Gates Rubber Company
D.J. Carroll	49	Executive Vice President
W.M. Jones	57	President – Dexter Axle Company
T.J. O’Halloran	59	President - Building Products
G.S. Pappayliou	53	General Counsel
N.C. Porter	55	Company Secretary
M.P. Woryk	48	Vice President – Human Resources
J.W. Zimmerman	43	Vice President – Corporate Development

Executive Directors

James Nicol was appointed Chief Executive on February 18, 2002. He was formerly President and Chief Operating Officer of Magna International Inc., the Canadian automotive parts company. He joined Magna in 1987 as Vice President, Special Projects, following a career as a commercial lawyer. He left in 1992 to set up TRIAM Automotive Inc. and returned to Magna as Vice-Chairman when Magna acquired TRIAM in 1998.

Ken Lever was appointed Chief Financial Officer on November 1, 1999. He is a non-executive director of iSOFT Group plc. He is a Chartered Accountant and Chairman of the Hundred Group Financial Reporting Committee. He has held executive directorships at Albright and Wilson plc, Alfred McAlpine PLC and Corton Beach plc and was a partner at Arthur Andersen.

Non-executive Directors

David Newlands was appointed a non-executive Director of the Company in August 1999, and became Chairman in June 2000. He is non-executive Chairman of KESA Electricals plc and PayPoint plc, and a director of a number of other companies. He was formerly finance director of The General Electric Company p.l.c., Chairman of Britax International plc and Deputy Chairman of Standard Life Assurance.

Sir Brian Pitman was appointed a non-executive Director of the Company in June 2000. He is also a non-executive director of the Carphone Warehouse Group PLC, Singapore Airlines Limited, Virgin Atlantic Airways Limited and ITV plc, and is a senior adviser to Morgan Stanley. He retired in April 2001 from Lloyds TSB Group plc where he was Chief Executive for 13 years and Chairman for four years. He was also non-executive Chairman of Next Group plc from 1998 until May 2002. Sir Brian will retire as a Director of the Company at the conclusion of the Annual General Meeting on June 13, 2007.

Richard Gillingwater was appointed a non-executive Director of the Company in December 2005. He has recently been appointed Dean of Cass Business School in the City of London. He previously held senior appointments in Government and the City of London, as Chairman of the Shareholder Executive, the body responsible for the Government’s shareholdings in major public-owned businesses, and at CSFB, BZW and Kleinwort after qualifying as a solicitor with Lovell White Durrant.

Jack Keenan was appointed a non-executive Director of the Company in November 2001. He is presently a non-executive director of Marks and Spencer Group plc and is the patron of the Centre for International Business and Management at Cambridge University. Previously he was Chairman of Kraft International, Chief Executive of Guinness United Distillers & Vintners Limited and an executive director of Diageo plc until he retired in October 2001. Mr. Keenan will retire as a Director of the Company at the conclusion of the Annual General Meeting on June 13, 2007.

David Richardson was appointed a non-executive Director of the Company in March 2006. He is currently Chairman of Sports Direct International plc, a non-executive director of the Restaurant Group PLC, Serco Group plc, Dairy Crest Group plc, Forth Ports PLC and until recently he was a Chairman of De Vere Group plc. He held a number of senior financial management and strategic planning positions in Whitbread PLC from 1983 to 2005 becoming Group Finance Director in 2001. Prior to his time at Whitbread, he had worked for ICL plc and Touche Ross & Co. (now Deloitte & Touche LLP).

Struan Robertson was appointed a non-executive Director of the Company in December 2005. He is currently a non-executive Director of Forth Ports PLC, Henderson TR Pacific Investment Trust plc, International Power plc and Salamander Energy plc. He was Group Chief Executive of Wates Group Limited between 2000 and 2004, having previously spent 25 years with BP plc in a number of senior positions. He was the Senior Independent Director at WS Atkins plc from 2000 to 2005.

Executive officers

R. Bell was appointed President of The Gates Rubber Company on May 27, 2002, in addition to his role as Group President Worldwide Power Transmission Division. He came to Gates with the Uniroyal acquisition in 1986 and has held management positions in Asia and Europe prior to moving to the United States in 1996. During May 2007 it was announced that Richard Bell has been appointed to the role of Chief Operating Officer – Industrial & Automotive.

D.J. Carroll was appointed Executive Vice President on July 1, 2003 and has executive responsibilities for four business units within the Group. He joined the Group from Magna International Inc. where he had operated in various sales and planning roles since 1984 becoming Executive Vice President, Marketing and Corporate Planning in 2002.

W.M. Jones joined the Group with the acquisition of Philips Industries in 1990. Having spent 10 years with General Motors he joined Philips Industries in 1979 becoming President – Dexter Axle Company in 1985. He has had executive responsibility for both Dexter Axle Company and Philips Products Inc. since 1996 and has also taken on responsibility for Lasco Fittings.

T.J. O’Halloran became President – Building Products in January 2007 having been Group President – Air Systems Components Division since 1999. He has had twenty-two years experience with Tomkins in the Building Products group, including his roles as President of Air Systems Components Limited Partners and President of Ruskin. During May 2007 it was announced that Terry O’Halloran has been appointed to the role of Chief Operating Officer – Building Products.

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

M.P. Woryk was appointed Vice President – Human Resources on May 1, 2006. She joined the Group in October 1993 and prior to her current appointment served as Assistant General Counsel.

J.W. Zimmerman was appointed Vice President – Corporate Development in July 1999. He is a Chartered Accountant in South Africa. Previously he was a Principal at Braxton Associates in Canada and a Senior Manager at Deloitte & Touche in South Africa.

Board changes

David Richardson was appointed as a non-executive Director of the Company on March 1, 2006. Following the substantial reduction in the interests of the Gates family in the Company on March, 9 2006, Marshall Wallach resigned as a non-executive Director of the Company with effect from May 1, 2006. Norman Broadhurst and Ken Minton retired as non-executive Directors of the Company at the conclusion of the Annual General Meeting on May 22, 2006.

Executive officer changes

M.T. Swain, previously Executive Vice-President – Human Resources, announced his retirement effective June 30, 2006 and was replaced by M.P. Woryk.

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

B. Compensation

Remuneration Committee

This section to shareholders sets out the membership of the Remuneration Committee and the names of the advisers who provided services to the Remuneration Committee during the fiscal 2006. The policies that have been followed by the Remuneration Committee during the year in determining the elements of executive remuneration are also set out, together with the policies and principles to be followed by the Committee over the next two years.

The Board keeps under review the terms of reference for the Remuneration Committee, which are based on current best practice contained in the model terms of reference set out in the Guidance Note produced by the Institute of Chartered Secretaries and Administrators. The principal responsibility of the Committee is to determine the framework or broad policy for the Company’s executive remuneration and the remuneration of the Chairman of the Board, for approval by the Board. The remuneration of non-executive Directors is a matter for the Board itself. The terms of reference of the Remuneration Committee can be found under ‘Governance’ in the ‘Responsibilities’ area on the Company’s website, www.tomkins.co.uk. In addition, the Company takes full account of the guidelines published by the Association of British Insurers and the National Association of Pension Funds.

Details of the emoluments, bonuses, benefits-in-kind, incentive arrangements (including share options and other long-term incentives), pensions and service contracts applicable to each Director who served during fiscal 2006 are given in this section.

Membership of the Remuneration Committee and Advisers

The Remuneration Committee is made up exclusively of non-executive Directors whom the Board determined to be independent, as each was found to be free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of their independent judgment. Messrs. Gillingwater and Keenan served on the Remuneration Committee throughout the year and David Newlands was appointed to the Remuneration Committee on July 28, 2006. Ken Minton and Norman Broadhurst ceased to be members of the Remuneration Committee upon their retirement from the Board on May 22, 2006.

The members of the Remuneration Committee as at December 30, 2006 were:

R.D. Gillingwater (Chairman)

J.M.J. Keenan

D.B. Newlands.

There were no other changes to the membership of the Committee during the year.

The Remuneration Committee consults with the Chief Executive concerning matters of executive remuneration. The Remuneration Committee also appointed and received advice from external advisers, PA Consulting Group, concerning the Company’s 2006 Performance Share Plan. PA Consulting Group also provided consulting services during the year in respect of business process, technology and strategy. Mercer Human Resource Consulting provided advice to Tomkins in respect of the placement and operation of life assurance benefits for Executive Directors and provided professional advice to the trustees of the pension schemes of Tomkins and some of its subsidiaries in respect of their respective pension arrangements. Other than those consulting services mentioned above, PA Consulting Group and Mercer Human Resources Consulting had no connections with the Company.

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

This has led to the adoption of a remuneration policy under which the levels of total remuneration are set to attract, retain and motivate executives. Remuneration is provided through a combination of base salaries at median level or below and annual bonuses that have a direct and proportionate link to total value created for shareholders. This provides the incentive for executives to act like owners of the business. The Remuneration Committee and the Board believe that this policy more closely aligns the interests of shareholders and management whereby executives only receive substantial rewards when they have created high value in the business.

Over time and subject to the achievement of value-creating performance targets, this policy is likely to lead to a realignment of the component parts of total executive remuneration, so that a greater part of the total package received by executives is made up of incentive pay with the remainder coming from base salaries at the median level or below. The performance targets for the Company’s Annual Bonus Incentive Plan and 2006 Performance Share Plan ensure that a substantial proportion of total remuneration is directly related to actual measurable performance.

Non-executive Directors’ fees and Chairman’s remuneration

The executive Directors review the fees of non-executive Directors, who play no part in determining their own remuneration. The Chairman’s remuneration is determined by the Remuneration Committee and is approved by the Board. The Chairman takes no part in the discussions and decisions relating to his own remuneration. Review of non-executive Directors’ fees and the Chairman’s remuneration takes place every two years.

Service contracts

The Company’s policy on Directors’ service contracts is that service contracts and letters of appointment for executive Directors normally provide for notice periods of no longer than 12 months. On appointment, a longer notice period may apply, but this will reduce over time to the normal 12 months’ notice period. Notwithstanding the provisions in an executive Director’s service contract or letter of appointment concerning termination payments, the Company will seek to reduce any compensation that may be payable to reflect the departing Director’s obligation to mitigate loss.

External appointments

The Company’s policy on external appointments is that, with the approval of the Chairman of the Board, executive Directors are permitted to hold appointments outside the Company. Any fees payable in connection with such appointments are normally retained by Directors unless otherwise agreed.

Long-term incentives and share options

The Company has operated a number of share-based long-term incentive schemes in the past but, following a review of executive remuneration, the Remuneration Committee and Board expect the number of plans and schemes to reduce over time as they lapse and are not renewed or replaced. As reported in fiscal 2005, the Remuneration Committee and the Board decided not to continue with an executive share option scheme beyond May 9, 2005, the date on which the Company’s Executive Share Option Schemes lapsed. Following further consideration, the Board decided, with shareholder approval, to introduce a new share scheme, The Tomkins 2006 Performance Share Plan.

The Company operates an employee savings related share option scheme, the Tomkins 2005 Sharesave Scheme, which applies to all United Kingdom employees.

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

Basic salary, fees, bonuses and benefits in kind for fiscal 2006

							Total emoluments (excluding retirement benefits)
	Basic salary/fees	Bonus cash(1)	Bonus shares(1)	Bonus deferred shares(2)	Benefits in kind(3)	Pension contribution (7)	Year ended December 30, 2006	Year ended December 31, 2005
	$000	$000	$000	$000	$000	$000	$000	$000
Chairman
D B Newlands(4)	350	—	—	—	—	—	350	327

Executive Directors

J Nicol	1,555	1,388	347	693	90	583	4,656	12,519	(5)
K Lever	777	653	163	326	17	281	2,217	2,297

Non-executive Directors

N N Broadhurst (to May 22, 2006)	48	—	—	—	—	—	48	118
R D Gillingwater(4) (6)	48	—	—	—	—	—	48	—
J M J Keenan(4)	112	—	—	—	—	—	112	105
K J Minton (to May 22, 2006)	61	—	—	—	—	—	61	145
Sir Brian Pitman(4)	116	—	—	—	—	—	116	82
D.H. Richardson(4)	95						95	—
D D S Robertson(4)	114	—	—	—	—	—	114	3
M F Wallach (to May 1, 2006)	29	—	—	—	—	—	29	100

	3,304	2,041	510	1,019	106	864	7,844	15,696

(1)	Details of bonus payments in accordance with the Annual Bonus Incentive Plan are given under “Annual Bonus Incentive Plan” below.
(2)	Deferred shares are held under the Annual Bonus Incentive Plan.
(3)	Benefits-in-kind include medical cover, life assurance, car and fuel benefits, and other benefits in accordance with their service contract or letter of appointment.
(4)	On September 1, 2006, 2,000 Ordinary Shares in the Company were purchased for each of the non-executive Directors at a market price of 286.00 pence per share. The cost of these shares formed part of their remuneration.
(5)	Includes a cash payment of $7.6 million, which Mr. Nicol elected to receive in respect of the award made to him under the Deferred Matching Share Purchase Plan (which lapsed on February 18, 2005) which formed part of the incentive package to attract him to Tomkins.
(6)	Richard Gillingwater, in accordance with Cabinet Office guidelines, waived his fees for the period January 1, 2006 to September 1, 2006, when he was able to accept his fees.
(7)	See section “Retirement benefits” below more details.
(8)	During the year, Directors had gains on the exercise of options of $4.6 million (James Nicol $2.4 million and Ken Lever $2.2 million) (fiscal 2005: $nil). The closing Middle Market Quotation (“MMQ”) of an Ordinary Share in the Company on the dates of exercise was 334.00p (1,850,842 shares, J Nicol: 972,842 shares and K Lever: 878,000 shares). Gains on exercise represent the difference between the closing MMQ on the date of exercise and the subscription price of the shares and are not included in the above table.

Chairman’s remuneration

Having taken into consideration comparative remuneration data, the contribution made by the Chairman to the Company’s affairs, the time he devotes to the Company’s business, and the extra responsibilities placed upon him arising from the changes in corporate governance requirements in the United Kingdom and the United States, the Remuneration Committee recommended to the Board that his remuneration should be increased from $321,000 to $339,000 plus 2,000 Ordinary Shares in the Company per annum, with effect from January 1, 2006. These recommendations were approved by the Board.

Non-executive Directors’ fees

The executive Directors reviewed the fees paid to non-executive Directors and having taken into consideration comparative remuneration data, the contribution made by individual non-executive Directors to the Company’s affairs, the time they devote to the Company’s business, and the extra responsibilities placed upon them arising from the changes in corporate governance requirements in the United Kingdom and the United States, approved an increase in the basic annual fee to $78,000 plus 2,000 Ordinary Shares in the Company per annum with effect from January 1, 2006. No changes to the level of Remuneration Committee fees were made. In recognition of his duties as Senior Independent Director, Sir Brian Pitman’s fees were increased by $27,500 per annum with effect from January 1, 2006.

The following table shows emoluments paid or payable to all Directors and all executive officers of the Company as a group for fiscal 2006.

Year ended December 30, 2006
$000
Salaries and fees	6,759
Bonus cash	4,932
Benefits-in-kind	235
Social security contributions	994
Bonus shares	1,210
Bonus deferred shares	2,420

Total emoluments excluding pension contributions	16,550

Pension contributions	1,630
Long-term incentive plans	—
Notional gains on the exercise of share options	7,246

25,426

Annual Bonus Incentive Plan

The executive Directors and senior executives participate in the Company’s Annual Bonus Incentive Plan (the “Plan”). Each participant in the Plan receives a percentage of “bonusable profit” of the business for which he or she has responsibility. Bonusable profit is based on operating profit less a charge for tax, certain exceptional items, and a charge for invested capital, and is based upon IFRS. The objective of the Plan is to reward the senior executives for increasing the overall value created in the business, based on the margin of the after-tax return on invested capital in excess of the weighted average cost of capital. Accordingly, bonusable profit may increase at a faster rate than operating profit where the margin of the return over the cost of capital increases. This aligns the interests of management and shareholders. In arriving at bonusable profit, adjustments may be made for restructuring charges relating to strategic manufacturing initiatives to match the costs of the strategic manufacturing initiatives to the benefits over a period of up to three years. The charge for taxation reflects the ongoing charge for tax excluding any benefit from exceptional adjustments to tax provisions. The charge for invested capital is based on applying the estimated weighted average cost of capital to the average invested capital in the Group. The estimated weighted average cost of capital takes into account the capital structure of the Group and the costs associated with each element of capital. The method of calculation has been agreed by the Remuneration Committee and is subject to review each year. The invested capital is based on the book value of assets in the Group, excluding goodwill relating to acquisitions made prior to December 30, 1999. The cost of capital used in the calculation of bonusable profit for the year under review was 7.95 percent.

The Remuneration Committee carries out a detailed review of the computations involved and ensures that the rules are applied consistently. Furthermore, the independent auditors are asked to perform agreed-upon procedures on behalf of the Remuneration Committee on the calculations which underlie the computation of the bonusable profit. The incentive bonus of the executive directors is based on a percentage of the bonusable profit of the Group which, for the year ended December 30, 2006, was $204.1 million (December 31, 2005: $224.6 million). James Nicol received the sum of $2.4 million (December 31, 2005: $2.7 million) and Ken Lever received the sum of $1.1 million (December 31, 2005: $1.3 million). Although there is no limit to the bonusable profit on which bonuses are calculated, inordinate growth in bonusable profit in any one year is unlikely to arise due to the nature of the Group’s business.

The bonus awards are payable to senior participants, including executive Directors, as four-sevenths in cash, one-seventh in bonus shares and two-sevenths in deferred shares. The bonus awards payable to the remaining participants are as three-quarters in cash, one-twelfth in bonus shares and one-sixth in deferred shares. The bonus is paid at the end of June, September and December based on 75 percent of the bonus earned to the end of the previous quarter, with the balance of the full entitlement to the bonus for the calendar year paid at the end of March following the calendar year-end.

Bonus shares are restricted and vest only after a period of three years from the initial bonus award. Dividends are paid on the bonus shares. Deferred shares are awarded at the time of the initial bonus award but the vesting of the shares is conditional on continued employment with the Group for three years after the award. Dividends are not paid on the deferred shares until they have vested.

As a condition of continued participation in the Plan, senior participants, including executive Directors, are required to hold shares with a market value equivalent to one year’s total after-tax remuneration including bonus, based on an average of the previous three years. Remaining participants are required to hold shares with a market value equivalent to one-half of one year’s total after-tax remuneration including bonus, based on an average of the previous three years. Increases in annual base salary of all participants, including executive Directors, are restricted to the equivalent rate of increase in the Retail Prices Index (in the United Kingdom) or equivalent index in the country in which a participant works. The restrictions on the increases in salary, together with the growth in bonus, assuming increases in bonusable profit, will result in the incentive pay element of remuneration increasing over time. The share awards will increase the investment each of the participants, including executive Directors, has in the Ordinary Shares in the Company.

The Tomkins 2006 Performance Share Plan

The Tomkins 2006 Performance Share Plan (the “PSP”) is a long-term incentive plan. The purpose of the PSP is two-fold. First, to provide a share-based long-term incentive arrangement for senior executives that more closely aligns the interests of executives with shareholders. Secondly, the PSP is in substitution of the Company’s legal obligation to the Chief Executive to provide annual grants of options, which had previously been satisfied by the Executive Share Option Scheme that lapsed in May 2005. The Remuneration Committee considered the alternatives and, with the agreement of the Chief Executive and the assistance of PA Consulting Group, devised a plan that achieves those aims. The PSP will provide rewards in future years only if shareholders have seen value created over the preceding three years. The Remuneration Committee and Board believe that this creates a better alignment between executive reward and the creation of shareholder value than a standard executive share option scheme. The PSP has four key features: (i) the performance baseline is established which is equal to the cost of equity and if the total shareholder return (comprising dividends and increase in the share price) over three years does not exceed the cost of equity over the same three-year period, no award of shares will be made; (ii) the award of shares will be proportional to the degree of performance over the baseline; (iii) there is a “cap” on the quantum of share awards; and (iv) subject to performance, awards will be made at the end of each three-year performance period. During the year, the following maximum awards of Ordinary Shares in the Company were made to James Nicol and Ken Lever under the PSP:

Director	Date of award		Vesting date	Maximum number of Ordinary Shares	Ordinary Share price required for full vesting
James Nicol	November 22, 2005	(1)	November 22, 2008	1,041,666	384p
	November 22, 2006		November 22, 2009	1,152,737	347p
Ken Lever	November 22, 2005	(1)	November 22, 2008	312,500	384p
	November 22, 2006		November 22, 2009	345,821	347p

(1)	Awards with a performance period commencing on November 22, 2005 were approved by shareholders at the Annual General Meeting on May 22, 2006.

The Tomkins Executive Share Option Scheme No. 3 (“ESOS 3”) and The Tomkins Executive Share Option Scheme No. 4 (“ESOS 4”)

ESOS 3 and ESOS 4 lapsed for grant purposes on May 9, 2005 and the Remuneration Committee and the Board decided not to continue with an executive share option scheme beyond that date.

ESOS 3 was an HM Revenue and Customs-approved scheme. ESOS 4 was not approved by HM Revenue and Customs. The options under both schemes mature after three years. All outstanding ESOS 4 options were granted to participants within the limit of four times their annual earnings. The performance condition for all outstanding options under ESOS 3 and ESOS 4 requires that the growth in the Group’s earnings per share must exceed the growth in the UK Retail Prices Index by an average of 2 percent per annum over a three-year period before an option can be exercised, which was in accordance with contemporary practice when the schemes were introduced in 1995.

The Tomkins 2005 Sharesave Scheme (“Sharesave”)

Sharesave is a standard HM Revenue and Customs-approved savings related share option scheme, which is open to employees who are resident for tax purposes in the United Kingdom. It offers eligible employees the option to buy Ordinary Shares in Tomkins plc after a period of three, five or seven years funded from the proceeds of a savings contract to which employees may contribute up to £250 per month.

Closed schemes

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

The interests of the Directors in Ordinary Shares in the Company held within the SMS that are yet to vest and yet to be included in Directors’ remuneration were as follows:

Director	Scheme	As at December 30, 2006 Number	Awarded Number	Vested Number	As at December 31, 2005 Number	Vesting date
Ken Lever	SMS	1,809	—	—	1,809	2007

The value of entitlements held under the SMS for current Directors as at December 30, 2006 was $7,300 (December 31, 2005: $9,000). No shares were awarded to Directors during fiscal 2006 (fiscal 2005: 1,809, K Lever with a market value of $9,000 when the closing MMQ for a share was 290.00p).

During fiscal 2006, no shares vested under the SMS (fiscal 2005: 1,809 at 289.02 pence per share, market value $9,000, in respect of Ken Lever). As at December 30, 2006, 3,618 shares were required to be retained by Ken Lever to allow the SMS award in the above table to vest in the relevant vesting period (December 31, 2005: 3,618 shares required to be retained by Ken Lever). No other current Director was required to retain shares in this respect as at December 30, 2006.

Deferred Matching Share Purchase Plan

This has now lapsed. It was specifically and solely introduced for James Nicol as part of the incentive package to attract him to the Company. No benefit was paid during fiscal 2006 (fiscal 2005: 1,015,228 shares vested, taken as a cash payment of $7.6 million).

Tomkins Premium Priced Option

This was an option specifically and solely granted to James Nicol as part of the incentive package on his joining the Company. It consists of a nontransferable option to acquire 5,076,142 shares. The exercise price was 197 pence per share in respect of 2,538,072 shares (A option shares), 276 pence per share in respect of 1,522,842 shares (B option shares) and 345 pence per share in respect of 1,015,228 shares (C option shares). The options have all vested and will lapse on February 11, 2012 or earlier in certain circumstances.

Ongoing option

This is an option specifically and solely granted to James Nicol on February 11, 2002 as part of the incentive package to attract him to the Company. It consists of a non-transferable option to acquire 1,522,842 shares at 197p per share, which can be exercised on or after February 18, 2005 provided the rate of increase of earnings per share over any three-year period is equal to or greater than the rate of increase of the UK Retail Prices Index plus 9 percent. This performance condition has been met and the option has been exercised in respect of 972,842 shares. The option will lapse on February 11, 2012 or earlier in certain circumstances.

The Tomkins Savings Related Share Option Scheme No. 2 (“SAYE 2”)

SAYE 2 was a standard HM Revenue and Customs-approved savings related share option scheme open to employees resident for tax purposes in the United Kingdom, which lapsed for the purpose of new grants on May 9, 2005.

Retirement benefits

James Nicol and Ken Lever are not entitled to any retirement benefits defined in terms of final or average salary but they receive a payment at an annual rate of 37.5 percent of their basic salary to enable them to make contributions to retirement benefit schemes of their choice on behalf of themselves and their dependants. For fiscal 2006, this amounted to $583,000 (fiscal 2005: $548,000) for James Nicol, and $280,000 (fiscal 2005: $263,000) for Ken Lever. At the time he joined the Company, Ken Lever was given the option to elect at any time to become a member of the Tomkins Retirement Benefits Plan or any other replacement pension scheme nominated by the Company, but did not do so during fiscal 2006. The normal retirement age of the executive Directors is 60.

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

Non-executive Directors

None of the non-executive Directors has a service contract with the Company, their terms of engagement being set out in a letter of appointment. Ordinarily, non-executive Directors serve for a period of two years but, subject to agreement with the Board, a non-executive Director can be re-appointed for a further term of three years. The appointment of non-executive Directors may be terminated before the conclusion of their two-year term by, and at the discretion of, either party upon two weeks’ written notice. In the case of David Newlands, the appointment is for a term of three years and may be terminated at any time by either party serving written notice upon the other, such notice to take effect from the date of receipt thereof. None of the non-executive Directors is entitled to compensation for loss of office. The dates from which the respective letters of appointment are effective are as follows: Richard Gillingwater – December 20, 2005; Jack Keenan – November 1, 2005; David Newlands – February 18, 2004; Sir Brian Pitman – June 30, 2004; David Richardson – March 1, 2006; and Struan Robertson – December 20, 2005

Payments made to and interests of former Directors

No payments were made to former Directors during fiscal 2006 (fiscal 2005: $nil).

Sums paid to third parties in respect of a Director’s services

During fiscal 2006, no amounts were paid to third parties in respect of a Director’s services to any company within the Group (fiscal 2005: $nil).

Sums received by executive Directors from other external directorships

On June 21, 2005, Ken Lever was appointed as a non-executive director of iSoft plc and during fiscal 2006 he received non-executive directors’ fees of $110,000 (fiscal 2005: $56,000 from iSoft Group plc and $37,000 from Vega Group plc where he served as a non-executive director from January 1 to September 8, 2005 before leaving the board). In both cases Ken Lever retained the fees. James Nicol holds no external directorships.

C. Board practices

The Board of Directors

The Company is controlled through the Board. The Board’s main roles are to create value for shareholders, to provide leadership of the Company, to approve the Company’s strategic objectives, to ensure that the necessary financial and other resources are made available to the management to enable them to meet those objectives and to operate within a framework of effective controls which enables the assessment and management of principal business risks. The Board, which has reserved certain specific matters to itself for decision (as set out in a Schedule of Reserved Matters and updated in 2006), is responsible for approving overall Group strategy and financial policy, acquisition and divestment policy and major capital expenditure projects. It also appoints and removes members of the Board and Board Committees, and reviews recommendations of the Audit Committee, Remuneration Committee and Nomination Committee and the appointment of the independent auditors and the financial performance and operation of each of the Company’s businesses.

The Board sets the standards and values of the Company and much of this has been embodied in the Company’s Code of Conduct and Ethics and Human Rights Policy which can be found on the Company’s website (www.tomkins.co.uk). The Code of Conduct and Ethics applies to all Directors, officers and employees, including the principal executive, financial and accounting officers, as required by section 406 of the US Sarbanes-Oxley Act of 2002 (“the SOX Act”), the related rules of the US

Securities and Exchange Commission (“the SEC”) and the rules of the NYSE. The Code contains provisions (Reporting of Violations) under which employees can report violations of company policy or any applicable law, rule or regulation, including those of the SEC. Employees in the United States have the added protection of section 806 of the SOX Act, which prohibits the discrimination by a company or others against an employee where such violations are reported. The current procedure, which is set out in the Group’s Code of Conduct and Ethics, provides for information to be given anonymously or by named employees under conditions of confidentiality. Those employees who come forward and give their name are assured that they will receive the full protection of section 806 and no retaliation will take place. This is of particular importance since 54 percent of the Group’s employees are based in the United States. Furthermore, the Company ensures that the principles are applied in other jurisdictions, subject to compliance with local employment and other laws. For further information regarding the Code of Conduct and Ethics, refer to Item 16B “Code of Ethics”.

The Board has delegated to the Chief Executive responsibility for the day-to-day management of the Group subject to certain financial limits above which Board approval is required. The delegated authority includes such matters as operations, acquisitions and divestitures, investments, capital expenditure, borrowing facilities and foreign currency transactions.

The Board comprises a non-executive Chairman, five additional non-executive Directors and two executive Directors who together, with their different financial, commercial, technical and operational expertise and cultures, bring with them a wide range of experience to the Company.

The Board has determined that David Newlands, Richard Gillingwater, Jack Keenan, Sir Brian Pitman, David Richardson and Struan Robertson are independent, as they are independent of the Company’s executive management and free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In December 2000, at the request of the Board, the non-executive Chairman, David Newlands, temporarily assumed certain executive responsibilities until the recruitment of James Nicol as Chief Executive in February 2002. It is the Board’s view that this short-term arrangement did not affect Mr. Newlands’ independence. Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of their independent judgment.

Non-executive Directors are normally appointed for a minimum period of two years, which is renewable by agreement with the Board and is subject to approval by shareholders at the Annual General Meeting. The terms and conditions of appointment of non-executive Directors are available for inspection at the Company’s registered office during normal business hours on weekdays and will also be available for inspection at the place of the Annual General Meeting from 15 minutes before the meeting until it ends. The Combined Code recommends the appointment of a Senior Independent Director and Sir Brian Pitman served in this capacity during fiscal 2006.

The role of the non-executive Directors is to:

•	scrutinize the performance of management in meeting the agreed objectives;

•	help develop proposals on strategy; and

•

monitor the reporting of performance, including satisfying themselves as to the integrity of financial information and that financial controls and systems of risk management put in place by the Company are robust and effective.

They meet together from time to time in the absence of management and the Chairman normally presides over such meetings.

On appointment, non-executive Directors receive a range of information about the Group, including its strategy, structure, geographical spread of operations, financial position, markets, products, technologies and people, as well as their legal responsibilities as a Director and, where appropriate, any training that is necessary for them to carry out their duties effectively. An induction program is available which aims to provide an understanding of the Group as a whole, including its strategy, structure, geographical spread of operations, financial position, markets, products, technologies and people, as well as their legal responsibilities as a Director. The Board and its Committees receive, in a timely manner, detailed information concerning the matters to be discussed to enable them to make informed decisions. The Directors have access to the advice and services of the Company Secretary, whose removal may be effected only with the approval of the Board, and can obtain independent professional advice at the Company’s expense in furtherance of their duties, if required.

The Board ordinarily meets not less than five times a year, and will hold additional meetings when circumstances require. During fiscal 2006, the Board met on five occasions. Between meetings, the Chairman and Chief Executive update the non-executive Directors on current matters and there is frequent contact to progress the affairs of the Company. With the encouragement of the Chief Executive, the non-executive Directors have regular contact with senior management through their presentations at Board meetings, at strategic reviews and on other occasions.

Attendance by each individual Director at Board and Committee meetings held during fiscal 2006 is set out in the table below.

	Board	Audit Committee	Remuneration Committee	Nomination Committee	Health, Safety and Environment Committee
Meetings held in 2006	5	4	4	1	4

Meetings attended:
David Newlands	4	n/a	2	1	n/a
Richard Gillingwater	5	4	4	1	n/a
Jack Keenan	5	4	4	1	n/a
Ken Lever	5	n/a	n/a	n/a	n/a
James Nicol	5	n/a	n/a	n/a	4
Sir Brian Pitman	4	n/a	n/a	1	n/a
David Richardson	3	2	n/a	1	n/a
Struan Robertson	5	n/a	n/a	1	3

n/a = not applicable (where a Director is not a member of a Committee).

David Newlands was appointed to the Remuneration Committee on July 28, 2006. David Richardson joined the Board on March 1, 2006 and was unable to attend one Board meeting and one Audit Committee meeting due to a prior engagement arranged before he was appointed. During fiscal 2006, other Directors attended meetings of the Audit Committee, Remuneration Committee, Nomination Committee and Health, Safety and Environment Committee by invitation. Details of those attendances are not included in the above table. On the rare occasion when a Director cannot attend a meeting, he will normally, prior to the meeting, make his views on the agenda items known to the Chairman or, in respect of Committee meetings, to the chairman of the respective Committee.

At the Company’s forthcoming Annual General Meeting, and in accordance with the Company’s Articles of Association, David Newlands, Jack Keenan and Sir Brian Pitman, as the longest serving Directors, will retire from the Board and David Newlands will seek reappointment. Details of David Newlands’ terms of appointment can be found in the section on “Non-executive Directors” under “Service Contracts” above.

Chairman and Chief Executive

There is a clear division of responsibility between the Chairman and the Chief Executive, with neither having unfettered powers of decision with respect to substantial matters. The Chairman is responsible for running the Board and ensures that all Directors receive sufficient relevant information on financial, business and corporate matters to enable them to participate effectively in Board decisions. In advance of each meeting, the Board is provided with comprehensive briefing papers on items under consideration.

The Chairman, David Newlands, is also Chairman of Kesa Electricals plc and PayPoint plc. Whilst these are important appointments, the Board believes that the Chairman continues to be able to carry out his duties and responsibilities effectively for the Company.

The Chief Executive’s primary role is the running of the Company’s businesses and the development and implementation of strategy. The non-executive directors have the opportunity to meet with the Chairman and with the Chief Executive periodically, either together or separately, to consider and discuss a wide range of matters affecting the Company, its business, strategy and other matters.

Board Committees

The Board has established a number of Committees and receives reports of their proceedings. Each Committee has its own delegated authority as defined in its terms of reference, which are reviewed periodically by the Board. The Board believes that its Committees’ written terms of reference conform to best corporate governance practice. The terms of reference for all Board Committees can be found on the Company’s website, www.tomkins.co.uk (under Responsibilities – Governance), or a copy can be obtained by application to the Company Secretary at the Company’s registered office.

The Board appoints the chairmen and members of all Board Committees upon the recommendation of the Nomination Committee. The Company Secretary is Secretary to all Board Committees. The principal Committees, their membership and a brief description of their duties are set out below.

Audit Committee

D.H. Richardson (appointed on March 1, 2006 and became Chairman on May 22, 2006), R.D. Gillingwater, J.M.J. Keenan

Terms of reference

The Committee’s terms of reference, a copy of which can be found under “Governance” in the “Responsibilities” area of the Company’s website, are reviewed from time to time and approved by the Board. They are based on the model terms of reference set out in the Guidance Note produced by the Institute of Chartered Secretaries and Administrators and take account of the requirements of the SOX Act and the Guidance Notes set out in Sir Robert Smith’s Report published in January 2003. The terms of reference cover membership and appointment, meetings, duties and responsibilities, authority and a number of other matters.

Membership and appointment

The Audit Committee comprises three independent non-executive Directors: David Richardson who was appointed to the Committee on March 1, 2006 and became Chairman on May 22, 2006; Jack Keenan, who was appointed in November 2001; and Richard Gillingwater, who was appointed in December 2005. Norman Broadhurst and Ken Minton ceased to be members of the Audit Committee upon their retirement from the Board on May 22, 2006. The Board has determined that all three members of the Audit Committee are independent for the purposes of the Combined Code and rule 10A.3(b)(1) under the Exchange Act and section 303A of the NYSE’s Listed Company Manual. The members bring wide-ranging financial, commercial and management experience to the work of the Audit Committee.

The Chairman of the Audit Committee, David Richardson, is a Chartered Accountant (FCA), having previously held a number of senior financial management and strategic planning positions in Whitbread plc from 1983 to 2005 (in the United Kingdom and United States), becoming Group Finance Director in 2001. Prior to 1983, he held financial positions in ICL plc and Touche Ross & Co. (now Deloitte & Touche LLP). In accordance with section 407 of the SOX Act, the Board has determined that David Richardson is an “audit committee financial expert” as that term is defined under the rules of the SEC, having significant, relevant and up-to-date United Kingdom and United States financial and accounting knowledge and experience.

Meetings

The Audit Committee meets at least four times a year and on other occasions when circumstances require. The quorum for a meeting of the Audit Committee is two members. The Finance Director and representatives from the independent auditor and the internal auditor attend meetings under a standing invitation. The Chairman of the Board, the Chief Executive and other Directors are able to attend meetings of the Audit Committee under the practice that any Director may attend any meeting of a Board Committee provided that they have no conflict of interest in respect of business to be discussed. It is usual practice for the Chief Executive to attend meetings of the Audit Committee. Other finance and business risk executives attend meetings and the Company Secretary is Secretary to the Audit Committee. The Audit Committee Chairman reports regularly to the Board on its activities. Four meetings were held during fiscal 2006.

Work of the Committee

The Audit Committee has established an “agenda framework” which it believes is vital for maintaining an appropriate focus on its objectives. The agenda sets out all of the operational duties and responsibilities outlined in the Audit Committee’s terms of reference and is based on four regular meetings, in February, April, July and October, which coincide with the announcement of the Group’s quarterly results prepared in accordance with IFRS. The areas covered by the “agenda framework” are as follows:

1.	Corporate Governance, including the regular review of the Committee’s terms of reference and annual evaluation, regulatory issues, review of delegated authorities and review of auditor independence.

2.	Risk and Assurance (i.e. internal audit), including the review of the internal audit charter, update on risk assessment and internal audit reviews and future plans, compliance with auditing standards and progress against its internal audit business plan, functional developments and key performance measures.

3.	Confidential sessions with the independent auditors and the head of Risk and Assurance Services, in the absence of Directors and Company executives.

4.	Financial Reporting, including current accounting and financial reporting matters and review of quarterly, interim and annual statements prior to their submission to the Board for approval, which includes the consistency of judgments adopted.

5.	Independent Audit, including appointment, audit plan and scope, review of audit fees, cost effectiveness, approval of non-audit fees, reports on interim and annual financial statements, status reports, management letters and the nature and extent of non-audit services.

The audit plan and scope sets out details of the areas to be covered and how the audit is to be conducted. The Chairman of the Audit Committee meets periodically with the independent auditors to discuss progress on the audit and any major points that arise, and has the opportunity to assess the effectiveness of the process. The Audit Committee is also able to assess the effectiveness of the auditors and the audit process through reports made to the Audit Committee by the independent auditors.

In addition to the items considered by the Audit Committee under the “agenda framework”, during fiscal 2006 other important issues considered included regular reviews of the internal control systems and the statement to be made in the Directors’ Report in respect of internal controls, Group risk profile, Group tax reports, updates on compliance with the Combined Code, review of tax services provided by the independent auditors, Form 20-F and update of IT systems. Amendments to the Statement of Policy on the pre-approval of audit, audit-related, tax and other services provided by the independent auditors were made. Confidential meetings with representatives of the independent audit and internal audit functions took place during the year in the absence of executives. Considerable time and emphasis continued to be placed by the Audit Committee on compliance with section 404 of the SOX Act and detailed progress reports were received by the Audit Committee at each of its meetings, including an update of the Sarbanes-Oxley Project Risk Profile. This was the focus of attention of the Risk and Assurance Services and internal audit function during the first half of fiscal 2006. In the second half of fiscal 2006, Risk and Assurance Services resources were transitioned towards internal audit reviews, with an appropriate amount of resources applied to Sarbanes-Oxley and internal audit responsibilities. The Audit Committee received reports on the implementation of the Oracle IT project in Gates during fiscal 2006.

Risk and Assurance Services’ internal audit function is actively engaged in the business risk assessment processes in the Group’s businesses and also provides guidance and assistance in the development of risk mitigation plans. Each quarter, the Audit Committee receives a summary of reviews of the businesses risk management processes and any significant related financial exposures are highlighted. The risk assessment process and risk mitigation plans are an important part of the development of business strategies. Business risks are considered at the quarterly reviews with the businesses, where all of the major strategic, operational, compliance and financial risks are discussed. During the year, Ms Shawn Tebben left the Group and on January 1, 2007, Mr. Joseph Montoya was appointed Vice-President – Risk and Assurance Services for the Group in her place. There were no matters Ms Tebben drew to the attention of the Audit Committee concerning her departure from the Company.

In determining its policy on the extent of non-audit services provided by the independent auditors, the Audit Committee has taken account of the rules of the SEC which regulate and, in certain circumstances, prohibit the provision of, certain types of non-audit services by the independent auditors. Non-audit services are ordinarily put out to tender and require the approval of the Chairman of the Audit Committee. During the year, specific projects requiring tax services were the subject of a tender process and in a number of cases the work was not awarded to the firm of the independent auditors. In those cases where the work was awarded to the independent auditors, it was concluded that the firm of the independent auditors was best placed to supply such tax services in a cost-effective manner due to the experience and qualifications of the individuals providing such services, the independent auditors’ knowledge of the Company and its tax affairs and that the best interests of the Company were served by engaging the firm of the independent auditors. The previous adoption of certain other rules by the Audit Committee, including those relating to audit partner rotation, relevant ethical guidance issued by the professional bodies in the Consultative Committee of Accountancy Bodies (in particular that the independent auditors should not audit their own firm’s work, make management decisions for the Company, create a mutuality of interest nor be put in the position of advocate for the Company), when taken together provide adequate protection of auditor independence. All fees proposed by the independent auditors must be reported to and approved by the Audit Committee or, between meetings, the Chairman of the Audit Committee. Details of fees paid to the Company’s independent auditors, Deloitte & Touche LLP, are set forth in Item 16C “Principal accountant fees and services”.

The Company’s practice, in accordance with the UK Companies Act and the Combined Code, in relation to the appointment and termination of the independent auditors, involves a recommendation from the Audit Committee to the Board, which will then make a recommendation to shareholders in general meeting. This differs from the procedure in the United States, where the independent auditors are accountable to the Audit Committee, which has the authority to appoint or dismiss the independent auditors without reference to shareholders.

With the approval of the Board, the Audit Committee has established guidelines for the recruitment of employees or former employees of the independent auditors. The Group will not engage, on a part-time or full-time basis, any person who is or was an employee of the Company’s independent auditors, where that person has worked on the Group’s audit either as a principal or partner at any time during a period of not less than three years prior to the proposed date of joining the Group. Certain less stringent conditions apply to other employees or former employees of the independent auditors.

A “whistle blowing” procedure has been established for the confidential and anonymous submission by employees of concerns regarding accounting, internal controls or auditing matters, in accordance with the requirements of section 301 of the SOX Act. Should a call be received on the dedicated telephone line, the Vice-President, Risk and Assurance Services would immediately report to the Chairman of the Audit Committee all concerns raised. A course of action is agreed and a report is prepared for review at the next meeting of the Audit Committee, including details of actions taken to deal with the matters raised. The Chairman of the Audit Committee will report all cases of “whistle blowing” to the Audit Committee and the Board. The Company’s Code of Conduct and Ethics includes the “whistle blowing” procedure. Calls to the designated telephone number, as well as direct contacts with management, are made from time to time, but no issues material to the Company were dealt with by the Audit Committee during fiscal 2006.

Shareholders are given the opportunity at the Annual General Meeting to ask the Chairman of the Audit Committee questions on this report and any other related matters.

Remuneration Committee

R.D. Gillingwater (Chairman), J.M.J. Keenan, D.B. Newlands (appointed July 28, 2006)

The Remuneration Committee, which meets at least twice a year, is made up exclusively of non-executive Directors whom the Board determined to be independent, as each was found to be free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of their independent judgment. Richard Gillingwater and Jack Keenan served on the Remuneration Committee throughout the year and Ken Minton and Norman Broadhurst ceased to be members of the Remuneration Committee upon their retirement from the Board on May 22, 2006.

In June 2006, the Financial Reporting Council published an updated version of the Combined Code on Corporate Governance that, amongst other things, included a provision that permitted a company chairman to sit on the Remuneration Committee if considered independent on appointment. The Board was satisfied that the Chairman of the Board was independent and upon the recommendation of the Nomination Committee, the Board appointed David Newlands as a member of the Remuneration Committee in July 2006. There were no other changes to the membership of the Remuneration Committee during fiscal 2006.

The Board keeps under review the terms of reference for the Remuneration Committee, which are based on current best practice contained in the model terms of reference set out in the Guidance Note produced by the Institute of Chartered Secretaries and Administrators. The principal responsibility of the Remuneration Committee is to determine the framework or broad policy for the Company’s executive remuneration and the remuneration of the Chairman of the Board, for approval by the Board. No executive Director takes part in any discussion or decision concerning his own remuneration. The remuneration of Non-Executive Directors is a matter for the Board itself. The Remuneration Committee takes independent advice from consultants as and when required. The terms of reference of the Remuneration Committee can be found under “Governance” in the “Responsibilities” area on the Company’s website, www.tomkins.co.uk.

Nomination Committee

D.B. Newlands (Chairman), Sir Brian Pitman, R.D. Gillingwater, J.M.J. Keenan, D.D.S Robertson, D.H. Richardson (appointed on March 1, 2006)

The Nomination Committee makes recommendations to the Board on all proposed appointments of Directors through a formal and transparent procedure. The Nomination Committee meets as and when required. Ken Minton and Norman Broadhurst ceased to be members of the Nomination Committee upon their retirement from the Board on May 22, 2006 and Marshall Wallach ceased to be a member of the Nomination Committee following his resignation from the Board on May 1, 2006.

In accordance with the Company’s Articles of Association, Directors are subject to reappointment at the Annual General Meeting immediately following the date of their appointment, and thereafter they must seek reappointment no more than three years from the date they were last reappointed. The Nomination Committee recommends to the Board the names of the Directors who are to seek reappointment at the Annual General Meeting in accordance with the Company’s Articles of Association.

During the year, one new Board appointment was made. The Nomination Committee was central to the recruitment process, including the appointment of professional advisers and conducting interviews with potential candidates.

Health, Safety and Environment Committee

D.D.S. Robertson (Chairman), J. Nicol

The Health, Safety and Environment Committee meets at least three times a year. The Health, Safety and Environment Committee is chaired by an independent non-executive Director and its membership includes the Chief Executive. Ken Minton and Marshall Wallach ceased to be members of the Health, Safety and Environment Committee following their respective retirement and resignation from the Board on May 22, 2006 and May 1, 2006 respectively.

The principal role of the Health, Safety and Environment Committee is to determine, on behalf of the Board, the framework or broad policy and objectives in the areas of health, safety and the environment (“HSE”) and propose any amendments to existing policies for approval by the Board. It also reviews management’s performance in the achievement of HSE objectives and reviews HSE reports produced by business units for compliance with all local health, safety and environmental codes of practice, legislation and relevant industry practice.

More details of the work of the Health, Safety and Environment Committee can be found in the Corporate Responsibility Report to shareholders available on the Company’s website www.tomkins.co.uk.

Disclosure Committee

D.B. Newlands (Chairman), J. Nicol, K. Lever

The Disclosure Committee meets as and when required for the purpose of, inter alia, reviewing and approving for release all price-sensitive information relating to the Company and compliance with the Disclosure and Transparency Rules of the Financial Services Authority.

General Purposes Committee

J. Nicol, K. Lever, E.H. Lewzey, J.E. Middleton, N.C. Porter, K.A. Sullivan, N.P. Wilkinson

The General Purposes Committee meets as and when required. It comprises executive Directors and senior executives and the quorum requires the presence of at least one executive Director. The General Purposes Committee deals principally with day-to-day matters of a routine nature and matters delegated to it by the Board.

Board, Committee and Chairman Evaluations

Under the direction of the Senior Independent Director, Sir Brian Pitman, evaluations of the effectiveness of the Board, its Committees and Chairman were conducted during fiscal 2006. The evaluation processes continued with the same approach as the previous year which drew on the experiences of the previous evaluations of the Board and its Committees and concentrated on six key elements:

•	the optimum mix of skills and knowledge amongst the Directors;

•	clarity of goals and processes;

•	tailoring the evaluation to the specific circumstances of the Group;

•	the culture of candor that encourages constructive evaluation;

•	regular reviews of assessment criteria; and

•	full disclosure of procedures and criteria to the Board.

Board and Committee

The fourth Board performance evaluation took place during fiscal 2006, which continued the processes developed in the first three years. The overall view of the Directors was that the Board continues to function well, supported by high-quality papers, presentations and reporting, with some minor areas where improvement can be achieved. Each of these areas has been considered by the Board and arrangements have been made to address the matters raised.

The third Board Committee performance evaluation reinforced the positive messages that were highlighted in the first two evaluations. The Committees were led by strong and experienced members who were well informed. There were a small number of suggestions on improving particular aspects of the work of the Committees, including the distribution of minutes to all Directors and, overall, the Directors continue to believe that the Committees function well.

Chairman

For the evaluation of the Chairman, the more formal approach adopted last year continued, including completion of a questionnaire that sought views across a broad range of the Chairman’s responsibilities. The Directors continued to be very positive about the role performed by the Chairman and his leadership of the Board. The Senior Independent Director, Sir Brian Pitman, discussed with the Chairman a small number of matters which were raised during the evaluation process.

Comparison of Corporate Governance

The Company has placed on its website a general summary of the significant ways in which the Company’s corporate governance differs from that followed by domestic US companies under the NYSE’s listing standards, as required by section 303A.11 of the NYSE’s Listed Company Manual.

D. Employees

The number of employees at period end within each of the Group’s business groups was as follows:

	Fiscal 2006		Fiscal 2005		Fiscal 2004
	Average number	Percentage of Tomkins employees	Average number	Percentage of Tomkins employees	Average number	Percentage of Tomkins employees
Industrial and Automotive	20,776	54.2	20,835	68.1	20,287	68.8
Building Products	13,247	34.6	11,750	31.5	11,307	30.8
Corporate Center	145	0.4	135	0.4	143	0.4

Total in continuing operations	34,168	89.2	32,720	87.7	31,737	86.4
Wiper Systems (discontinued in fiscal 2006)	4,131	10.8	4,604	12.3	4,983	13.6

Total	38,299	100.0	37,324	100.0	36,720	100.0

During fiscal 2006, 56 percent of the Group’s total employees were located in the United States, 16 percent in Mexico, 7 percent in Continental Europe, 5 percent in the United Kingdom, and 16 percent in the Rest of the world (the geographical location of employees in fiscal 2006 is broadly consistent with fiscal 2005). In fiscal 2004, 55 percent of the Group’s employees were located in the United States, 16 percent in Mexico, 7 percent in the United Kingdom, 8 percent in Continental Europe and 14 percent in the rest of the world. There have been no significant work stoppages or labor disputes involving the Group’s employees in any of the last five years.

Each company in the Group is encouraged to implement comprehensive employment policies designed to motivate employees and to determine ways in which their knowledge and skills can best contribute towards the Company’s success. Schemes are introduced to ensure that loyalty and performance are properly rewarded. Some of the Group’s employees are members of labor unions and over many years the Group has been able to maintain successful relationships with the unions and employment organizations. Management believes that it has a good relationship with the Group’s employees.

Employee involvement and communication programs continue to be developed and are designed to provide equal opportunity to all, irrespective of sex, race, religion or color. Each company in the Group endeavors to provide equality of opportunity in recruiting, training, promoting and developing the careers of disabled persons.

E. Share ownership

As at April 13, 2007, the Directors of the Company, and the Directors and officers of the Company as a group owned the number of Ordinary Shares and the percentage of such total number of shares outstanding on such date as set forth below.

The executive Directors, as potential beneficiaries, are technically deemed to have an interest in all Ordinary Shares held by or in which the trustees of the Tomkins Employee Share Trust (the “Trust”) are interested. The table includes, however, only those Trust shares which are specifically allocated to the individual Director under the terms of the Annual Bonus Incentive Plan and the SMS.

Identity of Person or Group	Amount Owned			Percent of Class
	Beneficial		Non-beneficial	Beneficial	Non-beneficial
Ordinary Shares
Executive Directors
J. Nicol	1,942,741	(1)	—	*	—
K. Lever	583,360		—	*	—

Non-executive Directors
D.B. Newlands	320,515		—	*	*
R.D. Gillingwater	7,000		—	—	—
J.M.J. Keenan	19,185		—	*	—
Sir Brian Pitman	17,717		—	*	—
D.H. Richardson	15,729		—	*	—
D.D.S. Robertson	8,500		—	—	—

Executive officers	1,642,534	(2)	—	*	—

Directors and officers as a Group (nineteen persons)	4,557,281	(3)	—	*	*

(1)	Held as 26,000 ADSs and 1,838,741 Ordinary Shares.
(2)	Held as 8,850 ADSs and 1,607,134 Ordinary Shares.
(3)	Held as 34,850 ADSs and 4,417,881 Ordinary Shares.
*	Less than 1 percent.

Share Options

Share options are outstanding under the following share option schemes (which are described under “Compensation” above):

•	The Tomkins Executive Share Option Scheme No. 3 (“ESOS 3”) and The Tomkins Executive Share Option Scheme No. 4 (“ESOS 4”)*

•	Tomkins 2005 Sharesave Scheme

•	Tomkins Premium Priced Option *

•	Ongoing Option *

•	Tomkins Savings Related Share Option Scheme No. 2 (“SAYE 2”)*

*	Closed for the purpose of new awards.

Non-executive Directors are not eligible to receive awards of share options.

Movements in Directors’ Share Options during the year:

Director	As at Dec 30, 2006	Granted in the year		Exercised in the year		As at Dec 31, 2005	Period of exercise
	No.	No.	Exercise price (p)	No.	Exercise price (p)	No.	From	To
J. Nicol	9,409,642	—	—	972,842	197.00	10,382,484	Jan 1, 2006	Nov 28, 2014
K. Lever	458,014	—	—	13,950	215.00	1,336,014	Jan 1, 2006	Nov 28, 2014
				235,050	215.00
				329,000	171.00
				150,000	244.75
				150,000	208.25

The table below details the weighted average price each Director would have had to pay to exercise his options and how much they were worth in monetary terms at the year-end and prior year-end.

Director	Weighted average price (pence) December 30, 2006		Weighted average price (pence) December 31, 2005		Net value of unexercised options
	Exercise price exceeds market price	Market price exceeds exercise price	Exercise price exceeds market price	Market price exceeds exercise price	December 30, 2006	December 31, 2005
					$000s	$000s
J. Nicol	281.26	200.58	345.00	226.53	3,757	12,577
K. Lever	256.31	204.00	265.75	212.64	6	1,940

The mid-market price of a Tomkins share as at December 30, 2006 was 245.75 pence with a range during the year January 1, 2006 to December 30, 2006 of 229.75 pence to 345.75 pence. Options included in the above table at December 30, 2006 relate to the Tomkins Executive Share Option Scheme No. 4 (James Nicol 3,775,486 shares, Ken Lever 450,000 shares), the Tomkins Savings Related Share Option Scheme No. 2 (both 8,014 shares) and, in the case of James Nicol, the Premium Price Option (5,076,142 shares) and the Ongoing Option (550,000 shares).

Director’s options over Ordinary Shares as at April 13, 2007 were:

	Scheme	Dates of grant	Dates of expiry	Price		April 13, 2006 Number
James Nicol	Prem. Priced	February 11, 2002	February 10, 2012	197.00	p	2,538,072
	Prem. Priced	February 11, 2002	February 10, 2012	276.00	p	1,522,842
	Prem. Priced	February 11, 2002	February 10, 2012	345.00	p	1,015,228
	Ongoing	February 11, 2002	February 10, 2012	197.00	p	550,000
	ESOS 4	January 17, 2003	January 16, 2013	208.25	p	1,440,576
	ESOS 4	December 12, 2003	December 11, 2013	265.75	p	1,128,880
	SAYE 2	April 19, 2004	November 30, 2009	204.00	p	8,014
	ESOS 4	November 29, 2004	November 28, 2014	248.75	p	1,206,030

						9,409,642

Ken Lever	ESOS 4	December 12, 2003	December 11, 2013	265.75	p	200,000
	SAYE 2	April 19, 2004	November 30, 2009	204.00	p	8,014
	ESOS 4	November 29, 2004	November 28, 2014	248.75	p	250,000

						458,014

Other executive officers (1)	ESOS 4	February 3, 1999	February 2, 2009	247.50	p	25,000

	ESOS 4	February 19, 2001	February 18, 2011	170.50	p	50,000
	ESOS 4	July 3, 2002	July 2, 2012	244.75	p	42,000

	ESOS 4	January 17, 2003	January 16, 2013	208.25	p	44,000
	ESOS 4	July 18, 2003	July 17, 2013	246.50	p	200,000
	ESOS 4	September 1, 2003	August 31, 2013	262.75	p	150,000
	ESOS 4	December 12, 2003	December 11, 2013	265.75	p	675,000
	SAYE 2	April 19, 2004	November 30, 2009	204.00	p	8,014
	ESOS 4	November 29, 2004	November 28, 2014	248.75	p	875,000

						2,025,014

(1)	Officers whose compensation information is not publicly disclosed on an individual basis.

At April 13, 2007 options, including options granted to Directors and officers, to subscribe for 18,689,628 Ordinary Shares were outstanding under the Company’s executive share option schemes at prices ranging from 170.5 pence to 345 pence. At that date, options over 13,521,098 of those shares were exercisable. The exercise dates for the options range from April 13, 2006 to November 28, 2014.

At April 13, 2007 options, including options granted to Directors and officers, to subscribe for 1,402,280 Ordinary Shares were outstanding under the Company’s SAYE 2 option scheme at prices ranging from 204.00 pence to 269.40 pence. At that date, no options were exercisable. The exercise dates for the options range from June 1, 2009 to November 30, 2013.

No options were outstanding in the name of any former Director as at April 13, 2007.

Long-term incentive plans

As at April 13, 2007 the Trustees held 11,320 Ordinary Shares on behalf of 11 participants including Directors and officers under the Share Matching Scheme. 11,320 Ordinary Shares allocated on December 29, 2005 will be released on December 30, 2007 if not forfeited or vested before those dates. In addition, 4,436,244 Ordinary shares were held in treasury or by the trustees on April 13, 2007, to satisfy current and future awards under the Annual Bonus Incentive Plan.

Employee Share Plans

Employees who are resident for tax purposes in the United Kingdom are encouraged to acquire an interest in Ordinary Shares in the Company through participation in the Tomkins 2005 Sharesave Scheme.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The Company’s issued share capital as at December 30, 2006 consisted of 858,209,522 Ordinary Shares, nominal value 5p per share, and 2,625,138 US dollar denominated Convertible Cumulative Preference Shares, nominal value $50 per share (the “Perpetual Convertible Shares”).

As at April 13, 2007, 858,414,616 Ordinary Shares and 2,617,400 Perpetual Convertible Shares were outstanding. As at that date, 775,159 Ordinary Shares were held by 79 registered holders with a registered address in the United States; 63,395 ADRs were held by 145 registered holders with a registered address in the United States; and 2,606,832 Perpetual Convertible Shares were held by 15 registered holders with a registered address in the United States. Since certain of the Ordinary Shares and ADRs were held by brokers and nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

The Perpetual Convertible Shares are convertible at any time at the shareholder’s option into fully paid Ordinary Shares at a rate of 9.77 Ordinary Shares per Perpetual Convertible Share. Since July 29, 2006 the Company has had the option to redeem at any time all or any of the issued and outstanding Perpetual Convertible Shares.

At the date of issue, the conversion terms of the Perpetual Convertible Shares were equivalent to a price of 334 pence per Ordinary Share.

Upon liquidation of the Company or otherwise (other than on redemption or repurchase of shares), the assets of the Company available to shareholders will be applied first in repaying the capital paid-up or credited as paid-up in respect of the Perpetual Convertible Shares together with all arrears and accruals of dividends to the holders of the Perpetual Convertible Shares and any other classes of shares ranking pari passu as to capital with the Perpetual Convertible Shares.

Until such time as the shares are converted or redeemed, the Perpetual Convertible Shares have a right to receive dividends, at an annual rate of 5.560 percent, in preference to the holders of the Ordinary Shares.

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

Except as set forth above with respect to holders of Perpetual Convertible Shares, shareholders of the Company do not have different voting rights.

To the Company’s knowledge, no person or entity other than those shown below is the owner of more than 5 percent of its outstanding Ordinary Shares, nor is the Company directly or indirectly owned or controlled by any corporation, by any government or by any other natural or legal person or persons, severally or jointly.

Major shareholders at April 4, 2007

Major shareholder	Number of Ordinary Shares held at April 4, 2007	Percentage of outstanding Ordinary Shares held
Nuveen Investment LLC	89,261,348	10.40
Sprucegrove Investment Management Ltd	50,585,856	5.89
AIM Trimark Investments	44,180,161	5.15

Significant changes in shareholders owning more than 5 percent of the Ordinary Share capital of the Company over the past three years are as follows:

•	Nuveen Investment LLC increased their holding to 10.40 percent at April 13, 2007 having been 4.91 percent at April 24, 2006, 1.02 percent at June 6, 2005 and 0.08 percent at May 10, 2004.

•

Sprucegrove Investments Management Ltd increased their holding to 5.89 percent as at April 13, 2007 having been 4.96 percent at April 24, 2006, 4.64 percent at June 6, 2005 and 4.88 percent at May 10, 2004.

•	AIM Trimark Investments increased their holding to 5.15 percent as at April 13, 2007 having been 0.66 percent at April 24, 2006, 0.05 percent at June 6, 2005 and zero percent at May 10, 2004.

•

Schroder Investment Management Limited decreased their holding to 2.68 percent as at April 13, 2007 having been 4.34 percent at April 24, 2006, 8.01 percent at June 6, 2005 and 7.46 percent at May 10, 2004.

•

Legal & General Investment Management Ltd increased their holding to 3.67 percent as at April 13, 2007, having been 0.41 percent as at April 24, 2006, 5.86 percent at June 6, 2005 and 4.41 percent at May 10, 2004.

•

Bear Creek Inc.’s deemed interest in Ordinary Shares reduced to zero percent as at April 13, 2007, having been 2.84 percent as at April 24, 2006, 10.45 percent at June 6, 2005 and 10.47 percent at May 10, 2004.

There are no arrangements currently known to the Company that would result in a change in control of the Company.

B. Related party transactions

Dongfeng-Fuji-Thomson Thermostat Co Ltd

Dongfeng-Fuji-Thomson Thermostat Co Ltd (“Dongfeng-Fuji-Thomson”) is an associate in which the Company has a 32 percent interest. During the period, Standard-Thomson Corporation (“Standard-Thomson”), a wholly owned subsidiary, purchased thermostats and thermostat components from Dongfeng-Fuji-Thomson amounting to $1,892,558 (fiscal 2005: $1,104,979). Also during the period, Standard-Thomson sold thermostat components to Dongfeng-Fuji-Thomson amounting to $50,857 (fiscal 2005: $72,682). As at December 30, 2006, there was a nil balance outstanding in respect of these transactions (December 31, 2005: $nil).

Ideal International SA

Ideal International SA (“Ideal International”) is an associate in which the Company has a 40 percent interest. During the period, Ideal, a wholly-owned subsidiary, sold parts and other items and provided technical assistance to Ideal International amounting to $424,614 (fiscal 2005: $251,279). As at December 30, 2006, $239,710 was receivable from Ideal International in respect of these transactions (December 31, 2005: $181,467).

IGC, LLC

During the period, the Group purchased aviation services under an agreement with IGC, LLC and GForce Aviation, LLC. IGC, LLC is wholly-owned by the Gates family, certain of whom have an interest in the Company’s Perpetual Convertible Shares. The agreement was entered into on an arm’s-length basis and the services provided are used strictly for corporate travel to the Company’s diverse locations within North America and only if there is no convenient lower cost alternative available to the Company’s employees. The agreement permits the Company to purchase an unlimited number of aircraft flying hours at the rate of $2,700 per flying hour, plus $1,500 per day for crew, plus $2,100 per month to cover insurance costs. During fiscal 2006, the Company recognized an expense of $98,900 (fiscal 2005: $147,870) in respect of these services. As at December 30, 2006, $15,999 was payable to IGC, LLC in respect of these transactions (December 31, 2005: $2,100).

Lu Hai Rubber Metal Company Ltd

Lead-Pro Industrial Ltd is the minority shareholder in the Company’s 60 percent owned subsidiary, Schrader-Lu Hai Rubber Metal (Kunshan) Co Ltd (“Schrader-Lu Hai”). During the period, Schrader-Lu Hai incurred fees for materials processing services provided by Lu Hai Rubber Metal Company Ltd, a subsidiary of Lead-Pro Industrial Ltd, amounting to $234,063 (fiscal 2005: $204,250). As at December 30, 2006, there was a nil balance outstanding in respect of these transactions (December 31, 2005: $nil).

Nitta Corporation

Nitta Corporation (“Nitta”) is the minority shareholder in the Company’s 51 percent owned subsidiary, Gates Unitta Asia Company Ltd (“Gates Unitta”). During the period, a number of transactions took place between these companies in the ordinary course of business. Sales of automotive and industrial products by Gates Unitta to Nitta amounted to $46,561,083 (fiscal 2005: $42,415,546). Gates Unitta incurred sales commission due to Nitta amounting to $4,337,518 (fiscal 2005: $4,032,774), purchased raw materials from Nitta amounting to $33,609,008 (fiscal 2005: $35,084,916), incurred rent payable to Nitta amounting to $7,355,202 (fiscal 2005: $7,616,954) and incurred fees for administrative services provided by Nitta amounting to $7,301,674 (fiscal 2005: $8,298,114). As at December 30, 2006, the net amount receivable from Nitta Corporation in respect of these transactions was $461,547 (December 31, 2005: $459,840). Nitta is also the minority shareholder in the Company’s 51 percent owned subsidiary, Gates Korea Company Ltd (“Gates Korea”). During the period, Gates Korea purchased raw materials from Nitta amounting to $3,510,908 (fiscal 2005: $3,483,730). As at December 30, 2006, $849,161 was payable to Nitta in respect of these transactions (December 31, 2005: $844,528).

Pyung Hwa CMB Co Ltd

Pyung Hwa CMB Co Ltd (“Pyung Hwa”) is an associate in which the Company has a 21 percent interest. During the period, Gates Korea Company Ltd, a 51 percent owned subsidiary, purchased raw materials from Pyung Hwa amounting to $8,222,799 (fiscal 2005: $8,412,091). As at December 30, 2006, $2,011,138 was payable to Pyung Hwa in respect of these transactions (December 31, 2005: $2,330,424).

Winhere Auto Part Manufacturing Co Ltd

Dexon Investments Limited (“Dexon”) is the minority shareholder in the Company’s 60 percent owned subsidiary, Winhere LLC, that was incorporated during fiscal 2006. On July 19, 2006, Winhere LLC, through its wholly-owned subsidiary, Gates Winhere Automotive Pump Products (Yantai) Co Ltd (“Gates Winhere”), acquired the business and assets of the water pump manufacturing operations of Winhere Auto Part Manufacturing Co Ltd (“Winhere”), a fellow subsidiary of Dexon, for $8.7 million in cash. During the period since the acquisition, sales by Gates Winhere to Winhere amounted to $1,574,864 and Gates Winhere incurred rent payable to Winhere amounting to $59,570. As at December 30, 2006, there was a nil balance outstanding in respect of these transactions.

There are no further transactions or proposed transactions with related parties that are material to the Company or to a related party.

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information

See Item 18 “Financial Statements”.

Legal Proceedings

The group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of the business. The Directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the group’s financial position.

Dividend policy

See Item 3A “Key Information – Selected financial information”.

B. Significant changes

For a description of significant changes occurring since December 30, 2006, see Note 30 to the consolidated financial statements forming Item 18 “Financial Statements”.

Item 9. The Offer and Listing

A. Offer and listing details

The high and low closing prices of the ADSs on the NYSE for the periods indicated are set forth below.

Fiscal Period		US dollars per ADS
		High	Low
April 2002	Year	15.59	7.80
December 2002	Eight months	15.60	12.10
	Q1: May – July	15.60	13.78
	Q2: August – October	15.34	12.12
	Two months to December 31, 2002	13.60	12.10
2003	Year	19.32	11.16
	Q1: January – March	13.43	11.16
	Q2: April – June	16.20	11.25
	Q3: July – September	17.80	15.11
	Q4: October - December	19.32	16.97
2004	Year	20.53	17.96
	Q1: January - March	20.14	18.10
	Q2: April - June	20.53	17.96
	Q3: July - September	19.87	17.98
	Q4: October - December	20.39	18.29
2005	Year	22.43	18.51
	Q1: January - March	22.43	19.64
	Q2: April - June	21.19	18.51
	Q3: July - September	21.52	18.83
	Q4: October - December	21.12	18.86
2006	Year	25.36	17.61
	Q1: January - March	23.85	21.59
	Q2: April - June	25.36	19.64
	Q3: July - September	22.41	17.81
	Q4: October - December	19.50	17.61
2007	Year	22.35	18.97
	Q1: January - March	22.35	18.97
	Q2: April – April 13, 2007	21.58	21.32
	October 2006	19.26	17.61
	November 2006	19.34	18.22
	December 2006	19.50	18.67
	January 2007	21.92	18.97
	February 2007	22.35	19.67
	March 2007	21.14	19.26
	April 2007 through April 13, 2007	21.58	21.32

The following table sets forth, for the fiscal periods indicated, the closing high and low middle market quotations for the Company’s Ordinary Shares on the London Stock Exchange. The table does not reflect trading after the daily official close of the London Stock Exchange for which no official quotations exist.

Fiscal Period		Pence per Ordinary Share
		High	Low
April 2002	Year	271.00	134.00
December 2002	Eight months	270.50	187.50
	Q1: May – July	270.50	218.00
	Q2: August – October	251.50	190.50
	November and December	219.00	187.50
2003	Year	288.50	168.75
	Q1: January – March	208.25	168.75
	Q2: April – June	245.00	177.00
	Q3: July – September	278.75	225.75
	Q4: October - December	288.50	250.00
2004	Year	287.50	241.75
	Q1: January - March	269.00	245.25
	Q2: April – June	287.50	253.75
	Q3: July - September	269.75	241.75
	Q4: October - December	275.00	245.00
2005	Year	302.50	242.00
	Q1: January - March	290.00	258.75
	Q2: April – June	276.25	242.00
	Q3: July - September	289.25	263.75
	Q4: October - December	302.50	260.50
2006	Year	343.75	229.75
	Q1: January - March	340.50	300.00
	Q2: April – June	343.75	260.00
	Q3: July - September	293.75	233.75
	Q4: October - December	252.50	229.75
2007	Year	280.50	244.50
	Q1: January - March	280.50	244.50
	Q2: through April 13, 2007	272.00	269.00
	October 2006	250.50	229.75
	November 2006	252.50	236.00
	December 2006	246.75	238.00
	January 2007	272.25	244.50
	February 2007	280.50	255.00
	March 2007	268.50	250.00
	April 2007 through April 13, 2007	272.00	269.00

The Perpetual Convertible Shares are registered shares but are not traded on any exchange.

B. Plan of distribution

Not applicable.

C. Markets

The principal trading market for the Company’s Ordinary Shares is the London Stock Exchange.

ADSs, each representing four Ordinary Shares and evidenced by ADRs, have been issued pursuant to a sponsored ADR program, with The Bank of New York as depositary. The Company’s ADSs are listed on the NYSE, under the symbol “TKS”.

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

Board of Directors

The Articles provide for a minimum of two and a maximum of 15 Directors. At every annual general meeting, no less than one-third of the Directors are required to retire from office and are eligible to stand for re-appointment at such meeting. Subject to the provisions of the Companies Act, the Board may from time to time appoint one or more Directors to an executive office on such terms and for such period as it may determine. No Director or executive officer has a service contract with the Company for more than two years’ duration.

A Director who has disclosed to the Board that he or she has an interest in any transaction or arrangement with the Company, may participate in such transaction or arrangement, but may not vote in respect of any such transaction. A Director may not be counted in the quorum of a meeting in relation to any resolution on which he is barred from voting.

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

Share Capital, Dividends and Voting Rights

The share capital of the Company is £79,258,211 divided into 1,585,164,220 Ordinary Shares, nominal value 5p per share and $696,000,000 divided into 13,920,000 US dollar denominated voting Convertible Cumulative Preference Shares, nominal value $50 per share. (“Perpetual Convertible Shares”).

Under Section 9 of the Companies Act, the Company may by special resolution at a general meeting of shareholders alter its Articles and thereby alter the rights of the shareholders of the Company. A special resolution is a resolution that can only be passed by a majority of no less than three-fourths of the shares entitled to vote that are voted. Whenever the share capital of the Company is divided into different classes of shares, the rights attached to any class may only be varied or abrogated either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of such holders. The Articles provide that the necessary quorum for a general meeting at which such an extraordinary general resolution may be passed is at least two persons holding or representing by proxy no less than one-third in nominal amount of the issued shares of that class.

The Perpetual Convertible Shares are entitled to be paid, in priority to any payment of dividend on any other class of shares, a fixed cumulative preferential dividend at a rate per annum per such share held fixed by the Board on issue of the shares, payable quarterly. Dividends are at the discretion of the Board. The Company in a general meeting of shareholders may declare dividends on the Ordinary Shares in its discretion by reference to an amount in pounds sterling or in a foreign currency, but dividends may not exceed the amount recommended by the Board. Dividends remaining unclaimed for 12 years after having been declared are forfeited and revert to the Company.

On a show of hands, each holder of Ordinary Shares or Perpetual Convertible Shares present at a general meeting of the Company is entitled to one vote. On a poll, the holders of Ordinary Shares are entitled to one vote per share, and the holders of the Perpetual Convertible Shares are entitled to one vote for every seven Ordinary Shares into which such Perpetual Convertible Shares are convertible. If two or more quarterly dividends on the Perpetual Convertible Shares are in arrears and there is a poll vote, the holders of the Perpetual Convertible Shares are entitled to one vote for every one Ordinary Share into which such Perpetual Convertible Shares are convertible. Cumulative voting is not permitted.

The liquidator on any winding-up of the Company, may, with the authority of an extraordinary resolution, divide among the shareholders in kind the whole or any part of the assets of the Company and for such purposes may set such value as he deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between shareholders or classes of shareholders. On a return of assets on liquidation or otherwise (other than on a redemption or a repurchase), the assets of the Company available to shareholders shall be applied first in repaying to the holders of the Perpetual Convertible Shares all amounts paid up thereon together with all arrears and accruals of dividend to be calculated down to the relevant date and to be payable whether or not such dividend has become due and payable, in priority to any other class of shares.

Since July 26, 2006, the Company is entitled to redeem all or any Perpetual Convertible Shares upon written notice. In the case of any notice given for redemption of either class of such shares, the holders are entitled to opt for all of their remaining Perpetual Convertible Shares to be converted into Ordinary Shares. Upon redemption, all amounts paid up, plus all arrears and accruals of dividend down to the date of redemption are to be paid.

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

Changes in Capital

There are no conditions imposed by the Articles governing changes in capital that are more stringent than those conditions that would be required by governing English law.

C. Material Contracts

Not applicable.

D. Exchange controls

There is currently no UK law, decree or regulation that restricts the export or import of capital, including, but not limited to, UK foreign exchange controls, or that affects the remittance of dividends (except as otherwise set forth below, see “Taxation”) or other payments to holders of Ordinary Shares. There are no limitations under UK law or the Company’s Memorandum and Articles of Association on the rights of persons who are neither residents nor nationals of the United Kingdom from freely holding, voting or transferring Ordinary Shares in the same manner as UK residents or nationals.

E. Taxation

The following is a summary of the principal US federal income and UK tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs by certain “US Holders” (as defined below) and not a complete analysis or listing of all of the possible tax consequences of such purchase, ownership or disposition. Furthermore, this summary does not address the tax consequences under state, local, or non-US or non-UK tax law of such purchase, ownership or disposition, or the US federal estate or gift tax consequences thereof. Certain US Holders with special status (e.g., banks and financial institutions, insurance companies, tax-exempt entities, dealers in securities, and traders in securities that mark-to-market) or in special tax situations (e.g., whose functional currency is not the US dollar, who hold their Ordinary Shares or ADSs as part of a straddle, appreciated financial position, hedge, conversion transaction or other integrated investment, who hold (directly, indirectly or through attribution) 10 percent or more of the voting power of the Company’s stock, or who are subject to the alternative minimum tax) will be subject to special rules not described below. This summary is limited to US Holders that hold their Ordinary Shares or ADSs as capital assets and does not address the tax treatment of US Holders that are partnerships or pass-through entities that are not partnerships or the tax treatment of the holders of interests in such entities. The following summary of US federal income and UK tax consequences is not exhaustive of all possible tax considerations and should not be considered legal or tax advice. Prospective investors are therefore advised to consult their own tax advisors with respect to the tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs, including specifically the consequences under state, local and tax laws.

This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, the Convention Between the Government of the United States and the Government of the United Kingdom for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains dated July 24, 2001, as ratified on March 31, 2003 and amended (the “Tax Convention”), and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Statements regarding UK tax laws and practices set out below are based on those UK laws and published practices of HM Revenue & Customs as at the date of this Annual Report which UK laws and practices are subject to change, again with possibly retroactive effect. As used herein, a “US Holder” is a beneficial owner of Ordinary Shares or ADSs that, for United States federal tax purposes, is:

•	a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for US federal income tax purposes created or organized in the United States or under the laws of the United States or any state thereof (or the District of Columbia);

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

HM Revenue & Customs should treat US Holders of ADSs as the owners of the underlying Ordinary Shares for the purpose of the taxation of dividend payments under the Tax Convention. US Holders of ADSs are also treated as the owners of the underlying shares for the purposes of the Code.

Taxation of Dividends

The gross amount of distributions in respect of the Company’s Ordinary Shares or ADSs will be included in the gross income of US Holders and treated as dividends to the extent of the Company’s current and accumulated earnings and profits, as determined under US federal income tax principles. Such dividends will not qualify for the dividends received deduction available in certain circumstances to corporate holders. Distributions in excess of current and accumulated earnings and profits will be treated as a return of capital to the extent of a US Holder’s adjusted tax basis in the Ordinary Shares or ADSs and, thereafter, as capital gains.

For taxable years that begin before 2011, “qualified dividend income” (as defined below) paid by the Company generally will be taxable to non-corporate US Holders at the 15 percent reduced rate. For this purpose, except as described below, dividends paid by the Company will be “qualified dividend income”, and taxable at the reduced rate, if shares in the company are readily tradable on an established securities market in the United States, including NYSE and NASDAQ, or if the Company is eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury has determined is satisfactory for this purpose and which includes a provision for the exchange of information. The Secretary of Treasury has determined that the Income Tax Convention qualifies as a comprehensive income tax treaty for this purpose. Dividends paid by a foreign corporation will not constitute qualified dividend income, however, if that corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a Passive Foreign Investment Company (“PFIC”) for US federal income tax purposes. In addition, US Holders will be eligible for the reduced rate only if they have held the Ordinary Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex dividend date and satisfy certain other requirements.

US Holders will not be subject to UK withholding tax on any dividends paid in respect of Ordinary shares. Provided that dividends paid in respect of ADSs are treated as distributions for UK tax purposes, such dividends will not be subject to UK withholding tax.

Foreign Currency Dividends

For US federal income tax purposes, any dividend paid in foreign currency will be included in income in a US dollar amount equal to the US dollar value of such foreign currency calculated by reference to the exchange rate in effect on the day the dividends are actually or constructively received by the US Holders, regardless of whether the foreign currency is converted into US dollars at that time. US Holders will generally have a basis in the foreign currency equal to its US dollar value on the date of actual or constructive receipt. Any gain or loss realized by the US Holders on subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss.

Passive Foreign Investment Company (“PFIC”) Status

The Company believes that it will not be considered a PFIC for US federal income tax purposes. However, since the Company’s status as a PFIC depends on the composition of its income and assets and the market value of its assets from time to time, there can be no assurance that it will not be considered a PFIC in any taxable year.

US shareholders in a company classified as a PFIC have certain federal income tax consequences. In determining a company’s PFIC status for a taxable year, two tests must be applied, as well as certain look-through rules. If 75 percent or more of a company’s gross income (including the pro-rata gross income of any company in which such company is considered to own 25% or more of the stock by value) for the taxable year is passive, it is considered a PFIC. Alternatively, if 50 percent or more of its gross assets (including the pro-rata value of the assets of any company in which such company is considered to own 25% or more of the stock by value) during the taxable year, based on their average value, are either held for the production of or produce passive income, it is considered a PFIC. In this instance, passive income commonly includes dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, and the excess of gains over losses from the disposition of assets which produce passive income (unless the 25% look-through rules otherwise apply).

If the Company were treated as a PFIC in a taxable year, a US Holder may be subject to particular adverse tax consequences. The receipt of certain “excess distributions”, as well as the disposition of Ordinary Shares or ADSs, could trigger increased tax liability. “Gain” or excess distribution would be allocated among the tax years of the shareholder’s holding period from the time the entity was determined to be a PFIC. The portion allocable to prior years would be taxed at the highest marginal US federal tax rate and would be subject to an interest charge.

Certain elections may enable the shareholder in a PFIC to avoid some of these adverse tax consequences. Under the Qualified Electing Fund (“QEF”) election, a US shareholder is taxed currently on its share of the company’s ordinary income. Under the mark-to-market election a US shareholder recognizes gains or losses each year for the difference between the fair market value and the adjusted basis of his or her shares. US Holders should consult their tax advisers for further details of the restrictions and coverage of each election and the potential tax consequences arising from the ownership and disposition of an interest in a PFIC.

Taxation of Capital Gains

Corporate US Holders that are resident in the United States and not resident in the United Kingdom for UK tax purposes will not generally be liable for UK corporation tax on capital gains realized on the sale or other disposal of Ordinary Shares or ADSs unless a specific Corporate US Holder carries on a trade in the United Kingdom through a permanent establishment and the Ordinary Shares or ADSs are or have been used, held or acquired for the purposes of such trade through such permanent establishment. Non-corporate US Holders that are resident in the United States and are neither resident nor ordinarily resident in the United Kingdom for UK tax purposes will not generally be liable for UK tax on capital gains realized on the sale or other disposal of Ordinary Shares or ADSs unless a specific non-corporate US Holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and the Ordinary Shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession or vocation through such branch or agency. Notwithstanding the foregoing, an individual US Holder who is neither resident nor ordinarily resident in the United Kingdom for UK tax purposes for a period of less than five years, but who was previously resident or ordinarily resident in the United Kingdom, and who disposes of Ordinary Shares or ADSs during the period of non-residence may also be liable on returning to the United Kingdom for UK tax on capital gains despite the fact that the individual was not resident or ordinarily resident in the United Kingdom for UK tax purposes at the time of the disposal.

US Holders will generally recognize capital gain or loss for US federal income tax purposes upon the sale or other disposal of such US Holders’ Ordinary Shares or ADSs in an amount equal to the difference between the US dollar value of the amount realized on the sale or other disposal and the US Holders’ adjusted tax basis, determined in US dollars, in such Ordinary Shares or ADSs. Such gains or losses will be eligible for long-term capital gain or loss treatment if the Ordinary Shares or ADSs have been held for more than one year at the time of such sale or disposal. Long-term capital gains of individuals are eligible for reduced rates of taxation, with respect to taxable years beginning before 2011. The deductibility of capital losses is subject to limitations. In general, any gain or loss recognized by a US holder on the sale or other disposition of Ordinary Shares or ADSs will be US-source income or loss for purposes of US federal foreign tax credit limitation.

UK Inheritance Tax

Under the convention that entered into force on November 11, 1979 between the United States and the United Kingdom for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on estates of deceased persons and on gifts (the “Estate and Gift Tax Convention”), Ordinary Shares or ADSs will generally not be subject to UK inheritance tax upon an individual’s death or on a transfer of the Ordinary Shares or ADSs during the individual’s lifetime if it is held by an individual who is domiciled in the United States and is not treated as domiciled in the United Kingdom. In certain other cases where the individual is domiciled in the United States and is not treated as domiciled in the United Kingdom, the individual may be subject to UK inheritance tax. Also, an individual will be subject to UK inheritance tax in the exceptional case in which Ordinary Shares or ADSs are part of the business property of a UK permanent establishment or pertains to a fixed base of the individual in the United Kingdom used for the performance of independent personal services. In the unusual case where Ordinary Shares or ADSs are subject to both the UK inheritance tax and the US federal estate and gift tax, the Estate and Gift Tax Convention generally provides for a tax credit under the rules enumerated in the Estate and Gift Tax Convention.

UK Stamp Duty and Stamp Duty Reserve Tax (“S.D.R.T.”)

UK stamp duty or S.D.R.T. is not generally payable on the issuance of Ordinary Shares (except see below regarding the issue of Ordinary Shares to the custodian of the Depositary). The transfer of Ordinary Shares will generally give rise to a liability to UK stamp duty at the rate of 0.5 percent (rounded up to the next multiple of £5) of the amount or value of the consideration paid. S.D.R.T. is generally chargeable at the same rate on entering into an unconditional agreement to transfer Ordinary Shares (or upon a conditional agreement to transfer Ordinary Shares becoming unconditional). However, such S.D.R.T. is cancelled or repaid if the agreement is completed within six years of the date of the unconditional agreement (or the date on which the conditional agreement became unconditional) by a duly stamped transfer instrument. Where an instrument of transfer of Ordinary Shares is executed where there is no change of beneficial ownership it will generally be subject to UK fixed rate stamp duty of £5.

The issuance of Ordinary Shares to the custodian of the Depositary will generally give rise to an S.D.R.T. liability at 1.5 percent of the issue price. The transfer of Ordinary Shares to the custodian of the Depositary will generally give rise to either UK stamp duty at the rate of 1.5 percent of the value of the Ordinary Shares transferred (rounded up to the next multiple of £5), or, in the unlikely event that there is no transfer instrument on which UK stamp duty is chargeable, to S.D.R.T. at the rate of 1.5 percent of the value of the Ordinary Shares transferred.

In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the custodian of the Depositary on deposits of Ordinary Shares will be charged by the Depositary to the party to whom the ADSs are delivered against such deposits.

Following the issue or transfer of Ordinary Shares to the custodian of the Depositary, no S.D.R.T. will generally be payable on the issue of ADSs or on an agreement to transfer ADSs, nor should UK stamp duty be payable on a transfer of ADSs, provided, amongst other things, that the instrument of transfer is executed and retained outside the United Kingdom. A transfer of Ordinary Shares by the Depositary or its nominee to the relevant ADS holder when the ADS holder is not transferring beneficial ownership will attract UK fixed rate stamp duty of £5 but will generally not be liable to the 0.5 percent stamp duty charge or to the principal 0.5 percent S.D.R.T. charge.

US Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to Ordinary Shares or ADSs made within the US by a US paying agent or other US intermediary will be reported to the IRS and to the US Holders as may be required under applicable regulations unless a specific US Holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to reportable payments if the US Holders fail to provide an accurate taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding requirements. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against his or her US federal income tax liability and any excess amounts will be refundable, if the US Holder provides the required information to the IRS. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

Tomkins is subject to the information requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. These reports and other information can be inspected and copied at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of all or a portion of these documents from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. From August 2002, reports filed by the Company with the Commission are available on the Commissions website at www.sec.gov. As a foreign private issuer, Tomkins is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary information

See Exhibit 8.1.

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

Derivative financial instruments are recognized as assets and liabilities and measured at their fair values at the balance sheet date. Changes in their fair values are recognized in income and this may cause volatility in net income. Provided the conditions specified by SFAS133 “Accounting for Derivative Instruments and Hedging Activities” are met, hedge accounting is used to mitigate this volatility.

Prior to fiscal 2005, the Group chose not to apply the hedge accounting provisions of SFAS133. During fiscal 2005, management reviewed its policy towards hedge accounting and decided to use hedge accounting in certain circumstances. With effect from fiscal 2005, the Group does not generally apply hedge accounting to transactional foreign currency hedging relationships, such as hedges of forecast or committed transactions. It does, however, apply hedge accounting to translational foreign currency hedging relationships and to hedges of its interest rate exposures where this is permissible to do so under SFAS133.

Derivatives embedded in non-derivative host contracts are recognized separately as derivative financial instruments when their risks and characteristics are not closely related to those of the host contract and the host contract is not stated at its fair value with changes in its fair value recognized in the income statement.

Borrowing facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. Management’s policy is to reduce financing risk by diversifying the Group’s funding sources and by staggering the maturity of its borrowings.

Foreign currency transaction exposures

The foreign currency transaction exposures in the business are protected with forward currency purchases and sales. These are put in place when foreign currency trading transactions are committed or when there is a high likelihood of such transactions arising. All foreign exchange contracts are carried out by the Group’s central treasury function, except in cases where this is prohibited by local regulations. In these cases, local transactions are reported to central treasury on a systematic basis.

The Group’s principal net currency transaction exposures arising during fiscal 2006 were US dollar to pounds sterling ($40.0 million), US dollar to Mexican peso ($39.1 million), and pound sterling to euro ($68.2 million). The impact of the movement in average exchange rates between fiscal 2005 and fiscal 2006 on the Group’s transaction exposures was $0.4 million positive. Under the Group’s foreign exchange transaction exposure policy, certain exposures are hedged. Compared to the average actual rates for the year, the effect of these hedging activities was a gain of $2.0 million.

Foreign currency translation exposures

The majority of the Group’s activities are transacted in US dollars and the presentation currency used in the Group’s consolidated financial statements is the US dollar. The Group is exposed to potential currency translation exposures in the balance sheet, income statement and cash flow arising from the translation into US dollars of income, expenses, assets, liabilities and cash flows denominated in foreign currencies. Management borrows in the currency that management considers most efficient it considers most efficient and uses derivative foreign currency contracts to ensure that the Group’s net borrowings are generally retained in proportion to the currencies in which the Group’s assets are denominated, to hedge the foreign currency translation exposure arising from the Group’s overseas investments. The proportion of overseas investments effectively funded by shareholders’ equity is not hedged.

The following table shows the Group’s foreign currency translation exposures taking into account the currency profile of the Group’s net debt as adjusted to reflect of derivative foreign currency contracts held by the Group to manage its foreign currency translation exposures:

December 30, 2006

Currency	Net assets excluding net (debt)/funds	Net (debt)/funds	Net assets
	$ million	$ million	$ million
Pounds Sterling	140.3	(59.5)	80.8
US dollar	2,697.2	(490.1)	2,207.1
Euro	245.3	(90.1)	155.2
Canadian dollar	432.1	(159.9)	272.2
Other	451.0	15.2	466.2

Total	3,965.9	(784.4)	3,181.5

December 31, 2005

Currency	Net assets excluding net (debt)/funds	Net (debt)/funds	Net assets
	$ million	$ million	$ million
Pounds Sterling	121.4	(14.8)	106.6
U.S. Dollar	2,572.2	(398.4)	2,173.8
Euro	231.0	(73.0)	158.0
Canadian Dollar	410.3	(115.8)	294.5
Other	352.5	32.3	384.8

Total	3,687.4	(569.7)	3,117.7

Interest payments on foreign currency net borrowings are funded with cash flows generated by the corresponding foreign currency investments. The main potential impact of a movement in the US dollar/pound sterling exchange rate movement is the effect on dividends. Much of the Group’s cash flow is generated in US dollars from the cash flows generated by overseas investments, but dividends on Ordinary Shares are paid in pounds sterling by converting the foreign currency cash flows at the time of payment of the dividend.

Foreign currency net income translation exposures are not hedged and the reported results may be affected by the translation effect of currency fluctuations. Management estimates that a 10 percent change in the exchange rates between the US dollar and the functional currencies of the Group’s subsidiaries would give rise to a change of approximately 4 percent in the Group’s operating income from continuing operations.

Interest rate risk management

The central treasury function manages the Group’s interest rate profile within the policy established by the Board. This is achieved by considering the portfolio of all of the Group’s interest bearing assets and liabilities. The net desired interest rate profile in each currency is then managed by entering into interest rate swaps, options and forward rate agreements. At December 30, 2006, the interest rate maturity profile of the Canadian dollar, euro and pound sterling net debt was less than three months.

The graph below shows the Group’s US dollar interest rate maturity profile as at December 30, 2006.

Interest and Exchange Rate Information

The tables below provide information as at December 30, 2006 and December 31, 2005, about the Group’s financial instruments and derivative instruments that are sensitive to changes in interest rates and exchange rates. For borrowings, cash and deposits, the tables present principal cash flows, while for derivatives the tables present the notional amounts used to calculate payments to be exchanged under the contracts. Instruments shown as bearing interest at floating rates are instruments where the interest rate is reset periodically by reference to short term benchmark interest rates, such as LIBOR in the relevant currency. The information is presented in US dollars, with the instruments grouped by the actual currency in which their cash flows are denominated. All market risk sensitive instruments used by the Company are entered into for trading purposes.

	Expected Maturity Date
As at December 30, 2006	Within 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 Years	Over 5 years	Total	Fair Value
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
POUNDS STERLING
Financial Assets
Cash and deposits	12.5	—	—	—	—	—	12.5	12.5
Restricted cash	6.9	—	—	—	—	—	6.9	6.9

Total	19.4	—	—	—	—	—	19.4	19.4

Floating rate	10.1	—	—	—	—	—	10.1	10.1
Interest free	9.3	—	—	—	—	—	9.3	9.3

Financial Liabilities
Borrowings	(12.3)	(1.2)	(1.2)	(36.4)	(285.8)	(476.0)	(812.9)	(845.7)

Total	(12.3)	(1.2)	(1.2)	(36.4)	(285.8)	(476.0)	(812.9)	(845.7)

Fixed rate	(0.6)	—	—	—	—	—	(0.6)	(0.6)
Floating rate	(11.7)	(1.2)	(1.2)	(36.4)	(285.8)	(476.0)	(812.3)	(845.1)

Interest rate swaps (weighted average rate received: fixed 6.8%, weighted average rate paid: floating 7.0%):
Notional amount	—	—	—	—	—	782.9	782.9	782.9
Carrying amount	—	—	—	—	—	(0.6)	(0.6)	(0.6)

Currency forwards (weighted average rate: 4.9%)
Notional amount	741.7	—	—	—	—	—	741.7	741.7
Carrying amount	—	—	—	—	—	—	—	—

US DOLLAR

Financial Assets
Cash and deposits	157.0	—	—	—	—	—	157.0	157.0
Restricted cash	1.1	—	—	—	—	—	1.1	1.1

Total	158.1	—	—	—	—	—	158.1	158.1

Floating rate	132.8	—	—	—	—	—	132.8	132.8
Interest free	25.3	—	—	—	—	—	25.3	25.3

Financial Liabilities
Borrowings	(13.2)	(0.6)	—	(250.2)	0.4	(4.8)	(268.4)	(268.4)

Total	(13.2)	(0.6)	—	(250.2)	0.4	(4.8)	(268.4)	(268.4)

Fixed rate	(2.0)	(1.8)	(1.2)	(1.2)	(0.9)	(4.3)	(11.4)	(11.4)
Floating rate	(11.2)	1.2	1.2	(249.0)	1.3	(0.5)	(257.0)	(257.0)

Interest rate swaps (weighted average rate received: fixed 4.1%, weighted average rate paid: floating 5.4%):
Notional amount	145.0	65.0	65.0	—	—	—	275.0	275.0
Carrying amount	1.5	1.2	0.2	—	—	—	2.9	2.9

Currency forwards (weighted average rate: 5.3%)
Notional amount	(392.2)	—	—	—	—	—	(392.2)	(392.2)
Carrying amount	2.3	—	—	—	—	—	2.3	2.3

EURO

Financial Assets
Cash and deposits	47.4	—	—	—	—	—	47.4	47.4

Total	47.4	—	—	—	—	—	47.4	47.4

Floating rate	24.2	—	—	—	—	—	24.2	24.2
Interest free	23.2	—	—	—	—	—	23.2	23.2
Financial Liabilities
Borrowings	(6.7)	(0.9)	(1.0)	(1.0)	(0.7)	(2.3)	(12.6)	(12.6)

Total	(6.7)	(0.9)	(1.0)	(1.0)	(0.7)	(2.3)	(12.6)	(12.6)

	Expected Maturity Date
As at December 30, 2006 (continued)	Within 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 Years	Over 5 years	Total	Fair Value
	$ million	$ million	$ million	$ million	$ million	$million	$ million	$ million
Fixed rate	(0.8)	(0.9)	(1.0)	(1.0)	(0.7)	(2.3)	(6.7)	(6.7)
Floating rate	(5.9)	—	—	—	—	—	(5.9)	(5.9)

Currency forwards (weighted average rate: 5.2%)
Notional amount	(124.5)	—	—	—	—	—	(124.5)	(124.5)
Carrying amount	(0.4)	—	—	—	—	—	(0.4)	(0.4)

CANADIAN DOLLAR

Financial Assets
Cash and deposits	18.4	—	—	—	—	—	18.4	18.4

Total	18.4	—	—	—	—	—	18.4	18.4

Floating rate	10.0	—	—	—	—	—	10.0	10.0
Interest free	8.4	—	—	—	—	—	8.4	8.4

Financial Liabilities
Borrowings	—	—	—	—	—	—	—	—

Total	—	—	—	—	—	—	—	—

Currency forwards (weighted average rate: 3.5%)
Notional amount	(180.4)	—	—	—	—	—	(180.4)	(180.4)
Carrying amount	2.2	—	—	—	—	—	2.2	2.2

OTHER

Financial Assets
Cash and Deposits	102.4	—	—	—	—	—	102.4	102.4

Total	102.4	—	—	—	—	—	102.4	102.4

Floating rate	81.7	—	—	—	—	—	81.7	81.7
Interest free	20.7	—	—	—	—	—	20.7	20.7

Financial Liabilities
Borrowings	(43.0)	—	—	—	—	—	(43.0)	(43.0)

Total	(43.0)	—	—	—	—	—	(43.0)	(43.0)

Floating rate	(43.0)	—	—	—	—	—	(43.0)	(43.0)
Currency forwards (weighted average rate: 2.7%)
Notional amount	(44.6)	—	—	—	—	—	(44.6)	(44.6)
Carrying amount	0.4	—	—	—	—	—	0.4	0.4

TOTAL

Financial Assets
Cash and deposits	337.7	—	—	—	—	—	337.7	337.7
Restricted cash	8.0	—	—	—	—	—	8.0	8.0

Total	345.7	—	—	—	—	—	345.7	345.7

Floating rate	258.8	—	—	—	—	—	258.8	258.8
Interest free	86.9	—	—	—	—	—	86.9	86.9

Financial Liabilities
Borrowings	(75.2)	(2.7)	(2.2)	(287.6)	(286.1)	(483.1)	(1,136.9)	(1,169.7)

Total	(75.2)	(2.7)	(2.2)	(287.6)	(286.1)	(483.1)	(1,136.9)	(1,169.7)

Fixed rate	(3.4)	(2.7)	(2.2)	(2.2)	(1.6)	(6.6)	(18.7)	(18.7)
Floating rate	(71.8)	—	—	(285.4)	(284.5)	(476.5)	(1,118.2)	(1,151.0)
Interest rate swaps (weighted average rate received: fixed 7.2%, weighted average rate paid: floating 6.6%):
Notional amount	145.0	65.0	65.0	—	—	782.9	1,057.9	1,057.9
Carrying amount	1.6	1.2	0.2	—	—	(0.6)	2.3	2.3
Currency forwards
Notional amount	—	—	—	—	—	—	—	—
Carrying amount	4.5	—	—	—	—	—	4.5	4.5

	Expected Maturity Date
As at December 31, 2005	Within 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 Years	Over 5 years	Total	Fair Value
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
POUNDS STERLING
Financial Assets
Cash and deposits	15.0	—	—	—	—	—	15.0	15.0

Total	15.0	—	—	—	—	—	15.0	15.0

Floating rate	10.2	—	—	—	—	—	10.2	10.2
Interest free	4.8	—	—	—	—	—	4.8	4.8

Financial Liabilities
Borrowings	(3.3)	—	—	—	(30.7)	(689.6)	(723.6)	(753.2)

Total	(3.3)	—	—	—	(30.7)	(686.6)	(723.6)	(753.2)

Floating rate	(2.8)	—	—	—	(30.7)	(689.6)	(723.1)	(752.7)
Fixed rate	(0.5)	—	—	—	—	—	(0.5)	(0.5)

Interest rate swaps (weighted average rate received: fixed 6.8%, weighted average rate paid: floating 6.3%):
Notional amount	—	—	—	—	—	686.7	686.7	686.7
Carrying amount	—	—	—	—	—	35.3	35.3	35.3
Currency forwards (weighted average rate: 4.6%)
Notional amount	689.3	—	—	—	—	—	689.3	689.3
Carrying amount	—	—	—	—	—	—	—	—

US DOLLAR
Financial Assets
Cash and deposits	250.8	—	—	—	—	—	250.8	250.8

Total	250.8	—	—	—	—	—	250.8	250.8

Floating rate	237.6	—	—	—	—	—	237.6	237.6
Interest free	13.2	—	—	—	—	—	13.2	13.2

Financial Liabilities
Borrowings	(27.3)	(2.4)	(1.4)	(0.9)	(176.9)	(17.4)	(226.3)	(226.3)

Total	(27.3)	(2.4)	(1.4)	(0.9)	(176.9)	(17.4)	(226.3)	(226.3)

Fixed rate	(2.2)	(2.4)	(1.4)	(0.9)	(1.2)	(5.3)	(13.6)	(13.6)
Floating rate	(25.1)	—	—	—	(175.7)	(11.9)	(212.7)	(212.7)
Interest rate swaps (weighted average rate received: fixed 3.1%, weighted average rate paid: floating 4.5%):
Notional amount	145.0	—	65.0	—	—	—	210.0	210.0
Carrying amount	2.6	—	—	—	—	—	2.6	2.6
Currency forwards (weighted average rate: 4.5%)
Notional amount	(446.0)	—	—	—	—	—	(446.0)	(446.0)
Carrying amount	(9.7)	—	—	—	—	—	(9.7)	(9.7)

EURO
Financial Assets
Cash and deposits	32.1	—	—	—	—	—	32.1	32.1

Total	32.1	—	—	—	—	—	32.1	32.1

Floating rate	29.4	—	—	—	—	—	29.4	29.4
Interest free	2.7	—	—	—	—	—	2.7	2.7

Financial Liabilities
Borrowings	(6.5)	(1.2)	(1.0)	(0.9)	(0.7)	(2.4)	(12.7)	(12.7)

Total	(6.5)	(1.2)	(1.0)	(0.9)	(0.7)	(2.4)	(12.7)	(12.7)

Floating rate	(5.1)	—	—	—	—	—	(5.1)	(5.1)
Fixed rate	(1.4)	(1.2)	(1.0)	(0.9)	(0.7)	(2.4)	(7.6)	(7.6)
Currency forwards (weighted average rate: 2.5%)
Notional amount	(91.5)	—	—	—	—	—	(91.5)	(91.5)
Carrying amount	(0.9)	—	—	—	—	—	(0.9)	(0.9)

	Expected Maturity Date
As at December 31, 2005 (continued)	Within 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 Years	Over 5 years	Total	Fair Value
	$ million	$ million	$ million	$ million	$ million	$million	$ million	$ million
CANADIAN DOLLAR
Financial Assets
Cash and deposits	17.9	—	—	—	—	—	17.9	17.9

Total	17.9	—	—	—	—	—	17.9	17.9

Floating rate	17.9	—	—	—	—	—	17.9	17.9

Financial Liabilities
Borrowings	—	—	—	—	—	—	—	—

Total	—	—	—	—	—	—	—	—

Floating rate	—	—	—	—	—	—	—	—

Currency forwards (weighted average rate: 3.5%)
Notional amount	(131.2)	—	—	—	—	—	(131.2)	(131.2)
Carrying amount	(2.6)	—	—	—	—	—	(2.6)	(2.6)

OTHER
Financial Assets
Cash and deposits	89.8	—	—	—	—	—	89.8	89.8

Total	89.8	—	—	—	—	—	89.8	89.8

Floating rate	81.2	—	—	—	—	—	81.2	81.2
Interest free	8.6	—	—	—	—	—	8.6	8.6

Financial Liabilities
Borrowings	(36.9)	—	—	—	—	—	(36.9)	(36.9)

Total	(36.9)	—	—	—	—	—	(36.9)	(36.9)

Floating rate	(36.9)	—	—	—	—	—	(36.9)	(36.9)

Currency forwards (weighted average rate: 1.5%)
Notional amount	(20.6)	—	—	—	—	—	(20.6)	(20.6)
Carrying amount	(0.5)	—	—	—	—	—	(0.5)	(0.5)

TOTAL
Financial Assets
Cash and deposits	405.6	—	—	—	—	—	405.6	405.6

Total	405.6	—	—	—	—	—	405.6	405.6

Floating rate	376.3	—	—	—	—	—	376.3	376.3
Interest free	29.3	—	—	—	—	—	29.3	29.3

Financial Liabilities
Borrowings	(74.0)	(3.6)	(2.4)	(1.8)	(208.3)	(709.4)	(999.5)	(1,029.1)

Total	(74.0)	(3.6)	(2.4)	(1.8)	(208.3)	(709.4)	(999.5)	(1,029.1)

Fixed rate	(4.1)	(3.6)	(2.4)	(1.8)	(1.9)	(7.7)	(21.0)	(21.7)
Floating rate	(69.9)	—	—	—	(206.4)	(701.5)	(977.8)	(1,007.4)
Interest rate swaps (weighted average rate received: fixed 5.9%, weighted average rate paid: floating 5.9%):
Notional amount	145.0	—	65.0	—	—	686.7	896.7	896.7
Carrying amount	2.6	—	—	—	—	35.3	37.9	37.9
Currency forwards
Notional amount	—	—	—	—	—	—	—	—
Carrying amount	(13.7)	—	—	—	—	—	(13.7)	(13.7)

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

SOX Act Certifications

The certifications of the Chief Executive and Chief Financial Officer required under section 302 of the SOX Act, and the related rules of the SEC are filed as Exhibits 12.1 and 12.2.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a – 15(e) and 15d – 15(e) under the Exchange Act) as at December 30, 2006 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the periodic filings under the Exchange Act.

Internal Control

The Directors have overall responsibility for the Group’s system of internal control and for reviewing its effectiveness. To fulfill this responsibility, the Directors have established a Performance Management Framework within which each of the Group’s businesses operates. Within this framework, the management of each of the businesses considers strategic, operational, commercial and financial risks and identifies risk mitigation actions. Whilst acknowledging the overall responsibility for the system of internal control, the Directors are aware that the system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable and not absolute assurance against material misstatement or loss.

During fiscal 2006, the Directors were not aware of any control breakdowns that resulted in a material loss to the Group.

Performance Management Framework

The Performance Management Framework was in place throughout fiscal 2006 and constitutes the Group’s control environment. The key components of the Performance Management Framework are discussed below.

Risk assessment

An ongoing process is in place for identifying, evaluating and managing the significant risks faced by the Group. Each business unit’s management identifies and assesses the key business risks affecting the achievement of its objectives. Business unit management also identifies the risk management processes used to mitigate the key risks to an acceptable level and, where appropriate, additional actions required to further manage and mitigate them. The risk summaries developed out of this process are updated at least annually. In addition, Corporate Center management considers those risks to the Group’s strategic objectives that may not be identified and managed at the business unit level.

In connection with quarterly business reviews, relevant executives discuss risk management activities with Corporate Center management. The key risks and mitigation strategies are also discussed at least annually with the Audit Committee and the Board. Risk management processes are applied to major decision-making processes such as acquisitions as well as operational risks within the business including health, safety and environmental risks.

Business strategy reviews

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

Investment project authorization

All significant investment project expenditures are subject to a formal investment project authorization process, which takes into account, inter alia, operational, financial and technical risks. For significant investment projects a post-investment analysis is completed to facilitate continuous improvement in the investment planning process, including risk identification and mitigation.

Reporting, analysis and forecasts

All businesses are required to report monthly to the Corporate Center on financial performance. Comparisons are made with plan, forecast and prior year and significant variances and changes in the business environment are explained. Each business reassesses its forecast for the financial year on a monthly basis. Quarterly, each business prepares a forecast for the following 18 months and reviews projections for the current and following year.

Financial strategy

The financial strategy includes assessment of the major financial risks related to interest rate exposure, foreign currency exposure, debt maturity and liquidity. There is a comprehensive global insurance program using the external insurance market and some limited use of an internal captive insurance company. Group Treasury manages hedging activities, relating to financial risks, with external cover for net currency transaction exposures. The Group Tax function manages tax compliance and tax risks associated with the Group’s activities. The Audit Committee oversees the financial strategy as well as the tax strategy and considers the associated risks and risk management techniques being used by the Group.

Reporting certifications

In connection with the preparation of the annual financial statements, senior business general management and financial management sign a certificate that includes a declaration regarding the existence of internal controls, the proper recording of transactions and the identification and evaluation of significant business risks.

Internal audit

The Group has an established internal audit function headed by the Vice President – Risk and Assurance Services who directs the activities of the internal auditors on a day-to-day basis and reports direct to the Audit Committee of the Board at least four times a year. During fiscal 2006 the internal audit function assisted management in testing the operating effectiveness of controls in higher risk areas and providing the Board with assurance over management’s testing process in other risk areas.

B. Management’s Annual Report on Internal Control over Financial Reporting

The management of Tomkins plc is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 for Tomkins plc. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 30, 2006 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on our management’s assessment of the effectiveness of our internal control over financial reporting.

/s/ James Nicol		/s/ Kenneth Lever
By:	James Nicol	By:	Kenneth Lever
Chief Executive Officer		Chief Financial Officer

March 23, 2007

C. Attestation Report of the Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tomkins plc

We have audited management’s assessment, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’, that Tomkins plc and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 30, 2006 of the Company and our report dated

March 23, 2007 expressed an unqualified opinion on those financial statements, and included an explanatory paragraph regarding the Company’s adoption of a new accounting standard.

DELOITTE & TOUCHE LLP

London, United Kingdom

March 23, 2007

D. Changes in Internal Control over Financial Reporting

During fiscal 2006, there have not been any changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16A. Audit committee financial expert

The members of the Audit Committee are all independent, non-executive members of the Board. In accordance with section 407 of the SOX Act, the Board has determined that David Richardson is an “audit committee financial expert” as that term is defined under the rules of the SEC. Refer to Item 6A “Directors and senior management” for a brief list of David Richardson’s relevant experience.

Item 16B. Code of ethics

Code of Conduct and Ethics

The Company has adopted a Code of Conduct and Ethics which sets out the policies and principles of conduct to be followed by all companies in the Group and applies to all Directors, officers and employees who are expected to conduct Company business with integrity and in compliance with the laws of the countries in which the Group operates. The Code of Conduct and Ethics covers a number of important areas including fair competition and compliance with anti-trust and competition laws, employee health and safety laws and environmental laws. It also reaffirms the Company’s commitment to fair treatment of all employees, ethical and lawful behavior and sets out some general principles, which are important in dealing with suppliers and customers, and with governments and government agencies. The Code of Conduct and Ethics emphasizes the importance of employees protecting the Company’s intellectual property. Any waivers to the Code of Conduct and Ethics require the approval of the Board and are published on the Company’s website. During fiscal 2006 there have been no amendments to the code of ethics and no waivers have been either sought or granted. A complete copy of the Code of Conduct and Ethics can be viewed on the Company’s website (www.tomkins.co.uk) or a printed copy is available by application to the Company Secretary at the Company’s registered office.

The Company has also placed on its website (www.tomkins.co.uk) a general summary of the significant ways in which the Company’s corporate governance differs from that followed by domestic US companies under the NYSE.

Item 16C. Principal accountant fees and services

The following table sets forth the aggregate fees billed to the Company for fiscal 2006 and fiscal 2005 by the Company’s principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, “Deloitte & Touche”).

	Year ended December 30, 2006	Year ended December 31, 2005
	$ million	$ million
Audit fees	7.2	5.3

Tax fees:
- Compliance services	0.4	0.5
- Advisory services (1)	0.7	3.3

	1.1	3.8

All other fees (2)	0.9	0.5

Total fees	9.2	9.6

(1)

Tax advisory services in fiscal 2005 included advice provided in relation to the tax benefits available to the Group under the American Jobs Creation Act of 2004 in the US and for certain tax planning projects.

(2)	Other fees paid relate to advice on accounting matters and non-statutory reporting.

The Audit Committee has adopted a policy regarding audit and non-audit services in consultation with its independent auditors Deloitte & Touche. This policy is designed to ensure the independence of the Company’s independent auditors by expressly setting forth all services that the independent auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. The Audit Committee or, between meetings, the Chairman of the Audit Committee, pre-approves the engagement terms and fees of Deloitte & Touche for all audit and non-audit services, including tax services, unless such approval is not required under the Exchange Act. The Audit Committee approved the engagement terms and fees of Deloitte & Touche for all services for fiscal 2006.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth details on shares repurchased by Tomkins and affiliated purchasers in fiscal 2006.

Period	(a) Total number of shares purchased	(b) Average price paid per share		(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
March 1 – 31, 2006	707,243	338.831	p	707,243	76,025,345
June 1 - 30, 2006	275,770	280.477	p	275,770	77,176,130
September 1 - 30, 2006	378,000	243.1212		378,000	76,798,130
December 1 - 31, 2006	286,000	240.411	p	286,000	76,512,130

Total purchases during fiscal 2006	1,647,013			1,647,013

At the Company’s AGM on May 19, 2005, shareholders approved a resolution allowing the Company to repurchase up to 77,408,588 Ordinary Shares of the Company. This approval expired at a further AGM of the Company held on May 22, 2006, at which shareholders approved a resolution allowing the Company to repurchase a further 77,451,900 Ordinary Shares of the Company. This approval will expire on June 13, 2007 when the Company holds its next AGM. All shares repurchased in the period were purchased in order that they can, at the relevant time, be allocated to employees under the Company’s Annual Bonus Incentive Plan.

As at January 1, 2006, the Company held 3,230,402 Ordinary Shares purchased as part of its publicly announced plan. During fiscal 2006, 672,167 Ordinary Shares were sold or transferred to plan participants. As at December 30, 2006 the Company held 4,205,248 of its own Ordinary Shares.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Financial statements of Tomkins plc and its subsidiary companies

Item 19. Exhibits

1.1	Memorandum and Articles of Association of the Company. (4)

4.1	The rules of the Tomkins Executive Share Option Scheme No. 3. (1)

4.2	The rules of the Tomkins Executive Share Option Scheme No. 4. (1)

4.3	Service Agreement, dated February 11, 2002 between Tomkins plc and James Nicol. (2)

4.4	Support Agreement, dated April, 29, 2003, between Tomkins plc, 2023103 Ontario Inc., and Stackpole Limited. (3)

4.5	Lock-up Agreement, dated April 29, 2003, between The Stackpole Corporation, Tomkins plc, and 2023103 Ontario Inc. (3)

4.6	Third Supplemental Trust Deed relating to the £750,000,000 Euro Medium Term Note Program dated August 28, 2003. (4)

4.7	Facility Agreement relating to the £400,000,000 multicurrency revolving credit agreement dated February 9, 2004. (4)

4.8	The rules of the Tomkins 2005 Sharesave Scheme. (5)

8.1	List of subsidiaries of the Company.

12.1	Certification of CEO pursuant to Rule 13 (a) – 14(a) of the Securities Exchange Act of 1934.

12.2	Certification of CFO pursuant to Rule 13 (a) – 14(a) of the Securities Exchange Act of 1934.

13.1	Certification of CEO and CFO pursuant to Rule 13(a) – 14 (b) of the Securities and Exchange act of 1934 and 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of Independent Registered Public Accounting Firm

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2001.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002.
(3)	Incorporated by reference to the Company’s Transition Report on Form 20-F for the eight months ended December 31, 2002.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended January 3, 2004.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended January 1, 2005.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Report of the independent registered public accounting firm

To the Board of Directors and shareholders of Tomkins plc

We have audited the accompanying consolidated statements of financial position of Tomkins plc and subsidiaries (“the Company”) as of December 30, 2006 and December 31, 2005, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the fiscal years ended December 30, 2006, December 31, 2005 and January 1, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tomkins plc as of December 30, 2006 and December 31, 2005 and the results of its operations and its cash flows for the fiscal years ended December 30, 2006, December 31, 2005, and January 1, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 3 to the financial statements, in fiscal 2006 the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standard No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” effective December 30, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of the Company’s internal control over financial reporting as of December 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte & Touche LLP

London, United Kingdom

March 23, 2007

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Consolidated statements of income

All numbers below are in millions USD, except per share data

	Year ended December 30, 2006		Year ended December 31, 2005		Year ended January 1, 2005
	$ million		$ million		$ million
Net sales	5,418.7		5,108.9		4,688.0
Cost of sales	(3,905.0)		(3,619.9)		(3,254.3)

Gross profit	1,513.7		1,489.0		1,433.7
Selling, general and administrative expenses	(1,049.9)		(996.3)		(950.7)
Restructuring expenses	(24.6)		(9.1)		(25.2)

Operating income from continuing operations	439.2		483.6		457.8
Interest income	12.4		10.4		11.5
Interest expense	(60.5)		(34.0)		(34.2)
Other finance income/(expense)	102.7		(65.2)		44.0

Income from continuing operations before taxes, minority interest and equity in net income of associates	493.8		394.8		479.1
Income tax expense	(63.3)		(61.3)		(101.3)
Minority interest in net income, net of tax charge of $8.9 million (2005: $6.0 million, 2004: $7.0 million)	(19.0)		(16.4)		(15.2)
Equity in net income of associates, net of tax charge of $0.5 million (2005: $0.4 million, 2004: $0.2 million)	2.7		1.2		0.9

Income from continuing operations	414.2		318.3		363.5
(Loss)/income from discontinued operations, net of tax credit of $3.8 million (2005: tax charge of $7.6 million, 2004: tax charge of $6.1 million)	(202.2)		(6.9)		3.2
Gain on disposal of discontinued operations, net of tax credit of $28.9 million (2005: tax charge of $0.9 million, 2004: tax credit of $6.8 million)	39.7		1.6		11.0

Net income	251.7		313.0		377.7
Dividends on preferred shares	(9.9)		(29.1)		(28.5)

Net income attributable to common shareholders	241.8		283.9		349.2

Net income per common share
Basic
Income from continuing operations	48.19	c	37.49	c	43.47	c
(Loss)/income from discontinued operations	(24.10	)c	(0.89	)c	0.42	c
Gain on disposal of discontinued operations	4.73	c	0.20	c	1.42	c

Net income	28.82	c	36.80	c	45.31	c

Diluted
Income from continuing operations	46.92	c	36.33	c	41.43	c
(Loss)/income from discontinued operations	(22.90	)c	(0.79	)c	0.36	c
Gain on disposal of discontinued operations	4.49	c	0.18	c	1.26	c

Net income	28.51	c	35.72	c	43.05	c

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP

Consolidated statements of cash flows

All numbers below are in millions USD

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Cash flow from operating activities
Net income	251.7	313.0	377.7
Adjustments to reconcile net income to net cash provided by operating activities:
– Equity in net income of associates	(2.7)	(1.2)	(1.6)
– Depreciation and amortization	244.0	225.5	220.4
– Impairment of intangible assets	170.1	—	—
– Impairment of property, plant and equipment	45.6	9.5	—
– Gain on disposal of discontinued operations	(39.7)	(1.6)	(11.0)
– Loss/(gain) on sale of property, plant and equipment	5.6	(19.3)	(3.7)
– Share-based compensation	15.6	15.4	6.6
– Deferred income taxes	26.3	57.2	33.6
– Minority interest	19.0	16.4	15.2
– Dividends received from associates	0.5	0.5	0.7
– Changes in assets and liabilities, net of effects of businesses acquired or sold
Decrease in taxes payable	(109.4)	(116.5)	(3.1)
Increase in accounts receivable	(21.5)	(56.7)	(61.0)
Decrease in prepaid expenses and other assets	2.9	10.2	22.8
Increase in inventories	(30.7)	(32.1)	(57.7)
Increase in accounts payable	9.0	21.0	100.4
Decrease in post-employment benefit obligations (net)	(32.4)	(66.5)	(3.2)
Gain on available-for-sale investments	(0.4)	—	—
Decrease in other current liabilities	(39.3)	(1.5)	(101.0)

Net cash provided by operating activities	514.2	373.3	535.1

Cash flows from investing activities
Purchases of property, plant and equipment	(232.0)	(260.3)	(287.9)
Proceeds from the sale of property, plant and equipment	25.8	43.2	15.9
Proceeds from the sale of discontinued operations	12.2	52.8	30.0
Purchase of investments	(0.1)	(0.1)	—
Sale of investments	0.6	0.2	—
Purchase of interests in associates	(3.5)	—	—
Purchase of subsidiaries, net of cash acquired	(196.1)	(188.0)	(46.0)
Changes in restricted cash	2.5	(0.9)	(2.0)

Net cash used in investing activities	(390.6)	(353.1)	(290.0)

Cash flows from financing activities
Bank loans repaid	(51.2)	(89.1)	(15.7)
Bank loans drawn down	102.4	336.6	3.3
Repayment of overdrafts	(9.3)	(2.2)	(0.9)
Capital lease repayment	(3.8)	(5.1)	—
Issuance of common shares	27.4	0.8	2.2
Proceeds on sale of treasury shares	—	5.3	—
Payments to acquire treasury shares	(8.8)	(4.4)	(7.5)
Dividend payments	(229.9)	(206.3)	(203.1)
Dividend paid to a minority shareholder in a subsidiary	(14.7)	(10.6)	(4.9)
Investment by a minority shareholder in a subsidiary	5.9	—	7.1

Net cash (used in)/provided by financing activities	(182.0)	25.0	(219.5)

Effect of exchange rate changes on cash and cash equivalents	(0.3)	(4.8)	16.1

Net (decrease)/increase in cash and cash equivalents	(58.7)	40.4	41.7
Cash and cash equivalents at beginning of period	396.4	356.0	314.3

Cash and cash equivalents at the end of the period	337.7	396.4	356.0

Supplemental schedule of cash flows
Cash paid during the period for interest	(71.7)	(48.7)	(35.6)
Cash paid during the period for income taxes	(151.8)	(144.2)	(102.4)
Cash received during the period for income taxes	9.3	16.3	29.6

Non-cash investing and financing activities
Capital lease additions	—	(3.6)	—

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated financial statements prepared in accordance with US GAAP

Consolidated statements of financial position

All numbers below are in millions USD, except share and per share data

	As at December 30, 2006	As at December 31, 2005
	$ million	$ million
Assets
Current assets
Cash and cash equivalents	337.7	396.4
Restricted cash	8.0	9.2
Available-for-sale investments	4.2	3.3
Accounts receivable, net of allowances of $13.1 million (December 31, 2005: $13.5 million)	817.2	878.3
Inventories	753.4	749.3
Deferred income taxes	53.4	48.5
Prepaid expenses and other assets	102.3	115.7
Assets held for sale	305.8	23.0

Total current assets	2,382.0	2,223.7
Long-term assets
Property, plant and equipment	1,397.2	1,466.7
Investment in associates	13.6	7.6
Goodwill	1,785.1	1,864.9
Intangible assets	122.1	80.7
Deferred income taxes	58.5	104.9
Pension surplus	6.5	—
Other long-term assets	15.4	39.9

Total assets	5,780.4	5,788.4

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts, bank and other loans, current portion	72.4	70.4
Capital leases, current portion	2.7	4.1
Accounts payable	425.8	467.6
Accruals and deferred income	200.4	219.2
Pension obligations	5.4	—
Other post-retirement benefit obligations	16.5	—
Other current liabilities	121.0	151.5
Taxes payable	51.9	186.1
Deferred income taxes	8.0	13.2
Liabilities related to assets held for sale	121.2	—

Total current liabilities	1,025.3	1,112.1
Long-term liabilities
Bank and other loans, less current portion	1,046.4	907.9
Capital leases, less current portion	15.4	17.1
Pension obligations	245.6	249.9
Other post-retirement benefit obligations	167.6	265.8
Deferred income taxes	43.4	74.8
Other long-term liabilities	49.7	43.1

Total liabilities	2,593.4	2,670.7

Minority interest	99.7	83.3
Shareholders’ equity
Common shares, par value 5p; authorized shares: 1,585,164,220; issued and outstanding shares: 858,209,522 (December 31, 2005: 774,495,124)	62.9	55.7
Preferred shares, par value $50; authorized shares: 13,920,000; issued and outstanding shares: 2,625,138 (December 31, 2005: 10,462,774)	131.3	523.1
Treasury shares	(16.3)	(10.9)
Additional paid-in capital	600.8	179.1
Restricted reserves	717.6	717.6
Retained earnings	1,825.8	1,801.2
Accumulated other comprehensive loss	(234.8)	(231.4)

Total shareholders’ equity	3,087.3	3,034.4

Total liabilities and shareholders’ equity	5,780.4	5,788.4

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated financial statements prepared in accordance with US GAAP

Consolidated statements of changes in shareholders’ equity

All numbers below are in millions USD, except share and per share data

	Common shares		Preferred shares		Treasury shares
	Number of shares (thousands)	$ million	Number of shares (thousands)	$ million	Number of shares (thousands)	$ million
As at January 3, 2004	773,262	$55.5	10,507	$525.4	2,629	$(6.8)
Net income	—	—	—	—	—	—
Other comprehensive income:
– Foreign currency translation	—	—	—	—	—	—
– Minimum pension liability adjustment (net of tax of $8.0 million)	—	—	—	—	—	—

Comprehensive income
Other changes in shareholders’ equity:
– Common shares issued	628	0.1	—	—	—	—
– Treasury shares acquired	—	—	—	—	(712)	2.9
– Cost of share-based compensation	—	—	—	—	—	—
– Transfer of treasury shares	—	—	—	—	1,583	(7.5)
– Dividends on preferred shares – 5.56%	—	—	—	—	—	—
– Dividends on common shares – 12.23p per share	—	—	—	—	—	—

As at January 1, 2005	773,890	$55.6	10,507	$525.4	3,500	$(11.4)
Net income	—	—	—	—	—	—
Other comprehensive income:
– Foreign currency translation (net of tax of $19.8 million)	—	—	—	—	—	—
– Change in unrealized holding gain on investments (net of tax of $(0.6) million)	—	—	—	—	—	—
– Minimum pension liability adjustment (net of tax of $17.7 million)	—	—	—	—	—	—

Comprehensive income
Other changes in shareholders’ equity:
– Common shares issued	176	—	—	—	—	—
– Conversions of preferred shares	429	0.1	(44)	(2.3)	—	—
– Treasury shares acquired	—	—	—	—	860	(4.4)
– Cost of share-based compensation	—	—	—	—	—	—
– Transfer or sale of treasury shares	—	—	—	—	(1,130)	4.9
– Dividends on preferred shares – 5.56%	—	—	—	—	—	—
– Dividends on common shares – 12.84p per share	—	—	—	—	—	—

As at December 31, 2005	774,495	$55.7	10,463	$523.1	3,230	$(10.9)
Net income					—	—
Other comprehensive income:
– Foreign currency translation (net of tax of $32.2 million)	—	—	—	—	—	—
– Change in unrealized holding gain on investments (net of tax of $(0.1) million)	—	—	—	—	—	—
– Minimum pension liability adjustment (net of tax of $(6.3) million)	—	—	—	—	—	—

Comprehensive income
Other changes in shareholders’ equity:
– Common shares issued	7,141	0.6	—	—	—	—
– Conversions of preferred shares	76,574	6.6	(7,838)	(391.8)	—	—
– Treasury shares acquired	—	—	—	—	1,647	(8.8)
– Cost of share-based compensation (including tax of $1.6 million)	—	—	—	—	—	—
– Vesting of share options	—	—	—	—	—	—
– Transfer of treasury shares	—	—	—	—	(672)	3.4
– Dividends on preferred shares – 5.56%	—	—	—	—	—	—
– Dividends on common shares – 13.48p per share	—	—	—	—	—	—
– Adjustment to initially apply SFAS158 (net of tax of $(4.2) million)	—	—	—	—	—	—

As at December 30, 2006	858,210	$62.9	2,625	$131.3	4,205	$(16.3)

					Accumulated other comprehensive income/(loss)
	Additional paid-in capital	Restricted reserves	Comprehensive income	Retained earnings	Exchange translation reserve	Available- for-sale reserve	Post- employment benefits	Total	Total shareholders’ equity
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
As at January 3, 2004	$154.6	$717.6		$1,521.1	$(133.6)	$0.3	$(137.1)	$(270.4)	$2,697.0
Net income	—	—	377.7	377.7	—	—	—	—	377.7

Other comprehensive income:
– Foreign currency translation	—	—	42.3		42.3	—	—	42.3	42.3
– Minimum pension liability adjustment (net of tax of $8.0 million)	—	—	5.7		—	—	5.7	5.7	5.7

			48.0

Comprehensive income			$425.7

Other changes in shareholders’ equity:
– Common shares issued	2.2	—		—	—	—	—	—	2.3
– Treasury shares acquired	(2.9)	—		—	—	—	—	—	—
– Cost of share-based compensation	6.6	—		—	—	—	—	—	6.6
– Transfer of treasury shares	—	—		—	—	—	—	—	(7.5)
– Dividends on preferred shares – 5.56%	—	—		(28.5)	—	—	—	—	(28.5)
– Dividends on common shares – 12.23p per share	—	—		(172.5)	—	—	—	—	(172.5)

As at January 1, 2005	$160.5	$717.6		$1,697.8	$(91.3)	$0.3	$(131.4)	$(222.4)	$2,923.1
Net income	—	—	313.0	313.0	—	—	—	—	313.0

Other comprehensive income:
– Foreign currency translation (net of tax of $19.8 million)	—	—	30.6	—	30.6	—	—	30.6	30.6
– Change in unrealized holding gain on investments (net of tax of $(0.6) million)	—	—	(0.3)	—	—	(0.3)	—	(0.3)	(0.3)
– Minimum pension liability adjustment (net of tax of $17.7 million)	—	—	(39.3)	—	—	—	(39.3)	(39.3)	(39.3)

			(9.0)

Comprehensive income			$304.0

Other changes in shareholders’ equity:
– Common shares issued	0.7	—		—	—	—	—	—	0.7
– Conversions of preferred shares	2.2	—		—	—	—	—	—	—
– Treasury shares acquired	—	—		—	—	—	—	—	(4.4)
– Cost of share-based compensation	15.4	—		—	—	—	—	—	15.4
– Transfer or sale of treasury shares	0.3	—		—	—	—	—	—	5.2
– Dividends on preferred shares – 5.56%	—	—		(29.1)	—	—	—	—	(29.1)
– Dividends on common shares – 12.84p per share	—	—		(180.5)	—	—	—	—	(180.5)

As at December 31, 2005	$179.1	$717.6		$1,801.2	$(60.7)	$—	$(170.7)	$(231.4)	$3,034.4
Net income	—	—	251.7	251.7	—	—	—	—	251.7
Other comprehensive income:
– Foreign currency translation (net of tax of $32.2 million)	—	—	(27.1)	—	(27.1)	—	—	(27.1)	(27.1)
– Change in unrealized holding gain on investments (net of tax of $(0.1) million)	—	—	0.2	—	—	0.2	—	0.2	0.2
– Minimum pension liability adjustment (net of tax of $(6.3) million)	—	—	18.2	—	—	—	18.2	18.2	18.2

			(8.7)

Comprehensive income			$243.0

Other changes in shareholders’ equity:
– Common shares issued	25.6	—		—	—	—	—	—	26.2
– Conversions of preferred shares	385.2	—		—	—	—	—	—	—
– Treasury shares acquired	—	—		—	—	—	—	—	(8.8)
– Cost of share-based compensation (including tax of $1.6 million)	10.5	—		—	—	—	—	—	10.5
– Vesting of share options	3.8	—		—	—	—	—	—	3.8
– Transfer of treasury shares	(3.4)	—		—	—	—	—	—	—
– Dividends on preferred shares – 5.56%	—	—		(9.9)	—	—	—	—	(9.9)
– Dividends on common shares – 13.48p per share	—	—		(217.2)	—	—	—	—	(217.2)
– Adjustment to initially apply SFAS158 (net of tax of $(4.2) million)	—	—		—	—	—	5.3	5.3	5.3

As at December 30, 2006	$600.8	$717.6		$1,825.8	$(87.8)	$0.2	$(147.2)	$(234.8)	$3,087.3

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements

1. Nature of operations

Tomkins plc and its subsidiaries (together, the “Company”) comprise a global engineering and manufacturing business. The Company is organized for management reporting purposes into two business groups: Industrial & Automotive and Building Products.

Industrial & Automotive manufactures a wide range of systems and components for car, truck and industrial equipment manufacturing markets, and industrial and automotive aftermarkets throughout the world. During the year, Industrial & Automotive operated through five operating segments: Power Transmission, Fluid Power, Wiper Systems, Fluid Systems and Other Industrial & Automotive. Wiper Systems is in the process of being sold and is classified as a discontinued operation.

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

2. Summary of significant accounting policies

A. Basis of preparation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company’s annual financial statements are drawn up to the Saturday nearest December 31. These financial statements cover the fiscal year from January 1, 2006 to December 30, 2006 (“fiscal 2006”) with comparative figures for the fiscal year from January 2, 2005 to December 31, 2005 (“fiscal 2005”) and for the fiscal year from January 4, 2004 to January 1, 2005 (“fiscal 2004”).

B. Basis of consolidation

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

As at December 30, 2006, the carrying amount of minority interests in subsidiaries that were not wholly owned by the Company was $99.7 million (December 31, 2005: $83.3 million), which comprised the following outside ownership interests:

Minority interest
Gates Korea Company Limited	49%
Gates Unitta India Private Company Limited	49%
Gates Unitta Korea Company Limited	49%
Gates Unitta Power Transmission (Suzhou) Limited	49%
Gates Unitta Power Transmission (Shanghai) Limited	49%
Gates Unitta Asia Company Limited	49%
Gates Unitta Asia Trading Company Pte Limited	49%
Gates Unitta (Thailand) Company Limited	49%
Gates Winhere Automotive Pump Products (Yantai) Co Ltd	40%
Schrader – Lu Hai Rubber Metal (Kunshan) Company Limited	40%

Where accumulated losses applicable to a minority interest in a subsidiary exceed the minority’s interest in the equity of the subsidiary, the excess is allocated to the Company’s interest in the subsidiary, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover its share of the accumulated losses.

During fiscal 2006, fiscal 2005 and fiscal 2004, there were no variable interest entities in which the Company was deemed to be the primary beneficiary.

C. Associates

An associate is an entity over which Tomkins plc, either directly or indirectly, is in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies of the entity. Associates are accounted for using the equity method whereby the Company’s share of the earnings or losses of associates is included in consolidated net income and the Company’s share of the net assets of its associates is included within other long-term assets.

Gains and losses recognized by Tomkins plc or its subsidiaries on transactions with an associate are eliminated to the extent of the Company’s interest in the associate concerned.

As at December 30, 2006, the Company’s associates were as follows:

Ownership interest
Dongfeng-Fuji-Thomson Thermostat Co. Limited	32%
Ideal International SA	40%
Pyung Hwa CMB Co. Limited	21%
Schrader Duncan Ltd	50%
CoLinx LLC	20%

Losses of an associate in excess of the Company’s interest in the associate are not recognized, except to the extent that the Company has incurred obligations on behalf of the associate.

D. Foreign currency translation

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

E. Revenue recognition

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

Revenue recognized on long-term contracts in fiscal 2006 was $206.5 million (fiscal 2005: $138.6 million, fiscal 2004: $123.7 million) all of which related to discontinued operations. As at December 30, 2006, amounts billed but not yet received in respect of long-term contracts amounted to $38.4 million (December 31, 2005: $37.1 million), including customer retentions of $6.7 million (January 1, 2005: $5.7 million).

Interest income is accrued on a time basis using the effective interest method.

F. Research and development

Research and development expenditure is charged to income in the period in which it is incurred. Research and development expense was $96.3 million in fiscal 2006, $84.8 million in fiscal 2005 and $93.7 million in fiscal 2004.

G. Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits available on demand and other short-term, highly liquid investments with maturities on acquisition of 90 days or less.

H. Restricted cash

Restricted cash comprises cash balances pledged or advanced as collateral in the ordinary course of business.

I. Inventory

Inventories are stated at the lower of cost or market, with due allowance for any excess, obsolete or slow moving items based on management’s review of on-hand inventories compared to historical and estimated future sales and usage profiles.

Cost represents the expenditure incurred in bringing inventories to their existing location and condition, which may include the cost of raw materials, direct labor costs, other direct costs and related production overheads. Cost is generally determined on a first in, first out (“FIFO”) basis, but the cost of certain inventories is determined on a last in, first out (“LIFO”) basis. As at December 30, 2006, inventories whose cost was determined on a LIFO basis represented 33% (December 31, 2005: 35%) of the total carrying amount of inventories. As at December 30, 2006, the replacement cost of inventories whose cost was determined on a LIFO basis exceeded their carrying values by $20.9 million (December 31, 2005: $14.2 million).

J. Property, plant and equipment

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

Interest costs attributable to funding the construction of major items of property, plant and equipment are capitalized and amortized over the estimated useful life of the asset concerned. Interest capitalized is determined using the average interest rate on outstanding borrowings. In fiscal 2006 interest costs of $4.7 million were capitalized (fiscal 2005: $13.8 million, fiscal 2004: $11.7 million).

K. Goodwill

Business combinations are accounted for in accordance with SFAS141 “Business Combinations”.

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

L. Other intangible assets

Intangible assets are stated at cost less accumulated amortization and any recognized impairment losses. All intangible assets recognized by the Company are considered to have finite useful lives.

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

(i) Assets acquired in business combinations

An intangible resource acquired in a business combination is recognized as an intangible asset if it is separable from the acquired business or arises from contractual or other legal rights. An acquired intangible asset is amortized on a straight-line basis so as to charge its cost, which represents its fair value at the date of acquisition, to expense over its expected useful life. Acquired intangible assets mainly comprise patents and technology, customer relationships and intellectual property. The expected useful lives of these assets are in the range 2 to 15 years and the weighted average expected useful life is 11 years.

(ii) Computer software

Computer software that is not integral to an item of property, plant and equipment is recognized separately as an intangible asset. Non-integral computer software is amortized on a straight-line basis so as to charge its cost to expense over its expected useful life. The expected useful lives of non-integral computer software are in the range 3 to 5 years.

M. Impairment of long-lived assets

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

N. Investments

Listed investments are classified as available-for-sale and are measured at fair value. Changes in their fair values are recognized in other comprehensive income except to the extent that they represent an other than temporary impairment in which case the impairment loss is recognized in income. Accumulated gains and losses recognized in other comprehensive income are reclassified to income in the event that they are realized on the disposal of the investments. During fiscal 2006, an unrealized gain of $0.5 million was recognized in other comprehensive income (fiscal 2005: unrealized gain of $1.3 million) and a gain of $0.2 million was reclassified to net income on the disposal of available-for-sale investments (fiscal 2005: gain of $1.0 million).

O. Derivative financial instruments

The Company uses derivative financial instruments, principally foreign currency swaps, forward foreign currency contracts and interest rate swaps, to reduce its exposure to exchange rate and interest rate movements. The Company does not hold or issue derivatives for speculative or trading purposes.

Derivative financial instruments are recognized as assets and liabilities measured at their fair values at the balance sheet date. Changes in their fair values are recognized in income and this is likely to cause volatility in situations where the carrying amount of the hedged item is either not adjusted to reflect fair value changes arising from the hedged risk or is so adjusted but that adjustment is not recognized in income. Provided the conditions specified by SFAS133 ”Accounting for Derivative Instruments and Hedging Activities” are met, hedge accounting is used to mitigate this volatility.

Prior to fiscal 2005, the Company chose not to apply the hedge accounting provisions of SFAS133. During fiscal 2005, management reviewed its policy towards hedge accounting and decided to use hedge accounting in certain circumstances. With effect from fiscal 2005, the Company does not generally apply hedge accounting to transactional foreign currency hedging relationships, such as hedges of forecast or committed transactions. It does, however, apply hedge accounting to translational foreign currency hedging relationships and to hedges of its interest rate exposures where it is permissible to do so under SFAS133. When hedge accounting is used, the relevant hedging relationship is classified as a fair value hedge, a cash flow hedge or, in the case of a hedge of the Company’s net investment in a foreign operation, a net investment hedge.

Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability is adjusted by the increase or decrease in its fair value attributable to the hedged risk and the resulting gain or loss is recognized in income where, to the extent that the hedge is effective, it offsets the change in the fair value of the hedging instrument.

Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent the hedge is effective, changes in the fair value of the hedging instrument are recognized in other comprehensive income rather than in income. Accumulated gains and losses recognized in other comprehensive income in relation to a cash flow hedge are reclassified to income in the same period or periods during which the hedged transaction affects income. Accumulated gains and losses recognized in other comprehensive income in relation to a net investment hedge are reclassified to income on disposal of the foreign operation.

Other finance income or expense represents fair value gains and losses arising on financial instruments held by the Company to hedge its translational exposures where either the economic hedging relationship does not qualify for hedge accounting or to the extent that there is deemed to be ineffectiveness in a qualifying hedging relationship.

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

P. Leases

Leases that confer rights and obligations similar to those that attach to owned assets and meet the conditions specified by SFAS13 “Accounting for Leases” are classified as capital leases. All other leases are classified as operating leases.

Assets held under capital leases are included within property, plant and equipment, initially measured at their fair value or, if lower, the present value of the minimum lease payments, and a corresponding liability is recognized within capital lease obligations. Subsequently, the assets are depreciated on a basis consistent with similar owned assets or over the term of the lease, if shorter. On commencement of the lease, the lease rentals are apportioned between an interest element and a capital element so as to produce a constant periodic rate of interest on the outstanding liability. Thereafter, the interest element is recognized in expense while the capital element is applied to reduce the outstanding liability. As at December 30, 2006, the cost of assets held under capital leases was $33.7 million (December 31, 2005: $57.5 million) and accumulated depreciation recognized in respect of those assets was $19.9 million (December 31, 2005: $37.8 million).

Operating lease rentals, and any incentives receivable, are recognized in expense on a straight-line basis over the term of the lease.

Q. Post-retirement benefits

Post-retirement benefits comprise pension benefits provided to employees throughout the world and other benefits, mainly healthcare, provided to certain employees in North America. The plans are structured to accord with local conditions and practices in each country and include defined contribution and defined benefit plans.

The Company accounts for its post-retirement benefit plans in accordance with SFAS87, “Employers’ Accounting for Pensions”, SFAS88 “Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and SFAS106, “Employers’ Accounting for Postretirement Benefits other than Pensions”. The principle underlying these accounting standards is that the cost of providing these benefits is recognized in income over the service lives of the participating employees.

For defined contribution plans, the cost of providing the benefits represents the Company’s contributions to the plans and is recognized in income in the period in which the contributions fall due.

For defined benefit plans, the cost of providing the benefits is determined based on actuarial valuations of each of the plans that are carried out annually by independent qualified actuaries at a date not more than three months before the Company’s fiscal year end. Plan assets (if any) are measured at fair value. Benefit obligations are measured using the projected unit credit method.

The net periodic benefit cost comprises the service cost, the interest cost, the expected return on plan assets (if any), and the amortization of the prior service cost, the actuarial gain or loss and any asset or obligation that existed on initial application by the Company of SFAS87 and SFAS106. The service cost represents the present value of benefits attributed to services rendered by employees during the period. The interest cost represents the increase in the projected benefit obligation (which is the present value of accrued benefits including assumed future salary increases) due to the passage of time. The discount rate used reflects the rates available on high-quality fixed-income debt instruments at the date of the plan valuation. Prior service costs or credits resulting from plan amendments are recognized on a straight-line basis over the remaining service lives of participating employees.

Actuarial gains and losses represent differences between the expected and actual returns on the plan assets, gains and losses on the plan liabilities and the effect of changes in actuarial assumptions. The Company uses the so-called “corridor approach” whereby to the extent that cumulative actuarial gains and losses exceed 10% of the greater of the market related value of the plan assets and the projected benefit obligation at the beginning of the fiscal year, they are amortized to income over the average remaining service lives of participating employees.

Gains and losses on settlements and curtailments are generally recognized in income in the period in which the curtailment or settlement occurs.

As at December 31, 2005, the defined benefit obligation recognized in the Company’s statement of financial position comprised the net total for each plan of the fair value of the plan assets (if any) less the projected benefit obligation adjusted for the unrecognized net prior service cost or credit, the unrecognized net actuarial gain or loss and the unrecognized net transition asset or obligation. An additional liability was recognized to the extent that the accumulated benefit obligation (the projected benefit obligation without allowance for future salary increases) exceeded the fair value of the plan assets. Where an additional minimum liability was recognized, an intangible asset was recognized up to the amount of any unrecognized prior service cost and any unrecognized transition obligation. Any amount not recognized as an intangible asset was reported in other comprehensive income.

Effective December 30, 2006, the Company adopted the recognition provisions of SFAS158 ”Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements no. 87,88,106, and 132(R)”. Accordingly, the Company’s statement of financial position as at December 30, 2006 includes the net total for each plan of the fair value of the plan assets (if any) less the projected benefit obligation. The net total for all plans in surplus is classified as a long-term asset. The net total for all plans in deficit is classified as a long-term liability except to the extent of any excess of the benefits expected to be payable within one year over the fair value of the plan assets which is classified as a current liability.

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

As at December 30, 2006, the previously unrecognized net prior service cost, the unrecognized net actuarial loss and the unrecognized net transition obligation were recognized and it became no longer necessary to recognize the minimum pension liability and the related intangible asset.

The net effect of these adjustments was recognized as an adjustment to accumulated other comprehensive income and may be analyzed as follows:

As at December 30, 2006
$ million
Unrecognized net prior service benefit	13.5
Unrecognized net actuarial loss	(247.7)
Unrecognized net obligation at transition	(1.0)
Minimum pension liability	245.6
Income tax on the above adjustments	(4.6)
Minority interest in the above adjustments	(0.5)

Reduction in accumulated other comprehensive loss	5.3

The effect of adopting the recognition provisions of SFAS158 on the Company’s statement of financial position may be analysed as follows:

	As at December 30, 2006
	Before application of SFAS 158	Adjustments	After application of SFAS158
	$ million	$ million	$ million
Current assets:
– Prepaid expenses and other assets	103.7	(1.4)	102.3
Long-term assets:
– Intangible assets	126.5	(4.4)	122.1
– Deferred income taxes	63.1	(4.6)	58.5
– Pension surpluses	–	6.5	6.5
Current liabilities:
– Pension obligations	–	(5.4)	(5.4)
– Other post-retirement benefit obligations	–	(16.5)	(16.5)
– Liabilities related to assets held for sale	(118.1)	(3.1)	(121.2)
Long-term liabilities:
– Pension obligations	(198.3)	(47.3)	(245.6)
– Other post-retirement benefit obligations	(249.6)	82.0	(167.6)
Minority interests	99.2	0.5	99.7
Accumulated other comprehensive loss	(240.1)	5.3	(234.8)
Shareholders’ equity	3,082.0	5.3	3,087.3

SFAS158 does not change the basis of determining the net periodic benefit cost that is recognized in the Company’s income statement. From fiscal 2007 onwards, prior service costs or credits and actuarial gains or losses that arise in the year but are not recognized as components of the net periodic benefit cost will be recognized as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income in respect of prior service costs or credits, actuarial gains or losses and the net transition asset or obligation will be adjusted as they are recognized as components of the net periodic benefit cost.

The Company has not yet adopted the measurement provisions of SFAS158.

R. Share-based payments

Share-based compensation is provided to employees under the Company’s share option, bonus and other share award schemes.

The Company adopted SFAS123(R)”Share-based Payment” using the modified prospective method with an effective date of January 2, 2005, whereby the standard was applied prospectively to the unvested portion of awards that were outstanding as at January 1, 2005 and all awards granted, modified or settled on or after January 2, 2005.

Accordingly, the compensation expense recognized in fiscal 2006 and fiscal 2005 was based on the fair value of the awards, where appropriate measured using an option-pricing model. For equity-settled awards, the fair value is determined at the date of grant and is not subsequently remeasured unless the conditions on which the award was granted are modified. For liability awards, the fair value is determined at the date of grant and is remeasured at each balance sheet date until the liability is settled. Generally, the compensation expense is recognized on a straight-line basis over the vesting period. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or non-market performance conditions.

Prior to adopting SFAS123(R), the Company accounted for stock based compensation in accordance with APB25 “Accounting for Stock Issued to Employees”, whereby the compensation expense was based on the intrinsic value of the unvested awards determined at the measurement date. The measurement date was the first date on which both the number of shares that were subject to the award and the option or purchase price, if any, was known. Adjustments for forfeitures were made to the compensation expense in the period in which they occurred.

The Company’s financial statements for fiscal 2004 have not been restated to reflect the adoption of SFAS123(R). If the Company had accounted for the plans using the fair value method prescribed in SFAS123, “Accounting for Stock-based Compensation”, the Company’s net income and net income per common share in fiscal 2004 would have been as follows:

Year ended January 1, 2005
$ million
Reported net income	377.7
Deduct: Compensation expense determined under SFAS123, net of tax	(6.8)
Add back: Compensation expense determined under APB25, net of tax	4.2

Pro forma net income	375.1

Pro forma net income per common share
Basic	$0.45
Diluted	$0.43

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

S. Product warranties

Provision is made for warranty claims on various products depending on specific market expectations and the type of product. These estimates are established using historical information on the nature, frequency and average cost of warranty claims.

FIN45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee.

The requirements of FIN45 are applicable to the Company’s product warranty liability and certain guarantees. The Company’s guarantees issued subject to the recognition and disclosure requirements of FIN45 as at December 30, 2006 and December 31, 2005 were not material. As at December 30, 2006 the Company’s product warranty liability was $11.4 million (December 31, 2005: $10.7 million). The following table analyses changes in the product warranty liability during fiscal 2006 and fiscal 2005:

	Year ended December 30, 2006	Year ended December 31, 2005
	$ million	$ million
Balance at the beginning of the period	10.7	10.8
Provision for warranties issued	6.1	2.2
Payments	(5.8)	(2.1)
Acquisitions	0.2	—
Foreign currency translation	0.2	(0.2)

Balance at the end of the period	11.4	10.7

Classified as:
– Other accrued liabilities	10.8	10.7
– Liabilities related to assets held for sale	0.6	—

	11.4	10.7

Provision is made for the cost of product recalls if management consider it probable that it will be necessary to recall a specific product and the amount can be reasonably estimated.

T. Income taxes

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

U. Assets held for sale and discontinued operations

Assets are classified as held for sale if their carrying amount will be recovered by sale rather than by continuing use in the business. For this to be the case, the asset must be available for immediate sale in its present condition, management must be committed to and have initiated a plan to sell the asset which, when initiated, was expected to result in a completed sale within 12 months. An extension of the period required to complete the sale does not preclude the asset from being classified as held for sale, provided the delay was for reasons beyond the Company’s control and management remains committed to its plan to sell the asset.

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

W. Non-statutory accounts

The accompanying financial statements do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. The Company’s statutory accounts for fiscal 2006, that have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted for use in the European Union and on which the Company’s auditors, Deloitte & Touche LLP, have given an unqualified report that did not contain a statement under section 237(2) or (3) of the Companies Act 1985, will be filed with the Registrar of Companies for England and Wales following the Company’s Annual General Meeting on June 13, 2007.

3. Recently issued accounting pronouncements

A. Pronouncements adopted during the year

The following accounting pronouncements that are relevant to the Company’s operations were adopted during fiscal 2006:

SFAS151 ”Inventory Costs – an amendment of ARB No. 43, Chapter 4”

SFAS151 clarifies that, in determining the cost of inventory, fixed production overheads should be allocated based on the normal capacity of the production facilities (such that abnormal idle facility expenses are expensed) and other items such as abnormal freight, handling costs and amounts of wasted materials should be expensed. The Company has applied SFAS151 to inventory costs incurred on or after January 1, 2006. The adoption of SFAS151 had no effect on the Company’s results or financial position.

SFAS154 “Accounting Changes and Error Corrections”

SFAS154 requires retrospective application to the financial statements of prior periods to reflect changes in accounting principle and redefines the term “restatement” as the revising of previously issued financial statements to reflect the correction of an error. Under SFAS154, a change of accounting principle is applied as at the beginning of the first period presented as if that principle had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as at the beginning of the first period presented and the offsetting adjustments are recorded to opening retained earnings. Except where a change of accounting principle arises from the adoption of an accounting pronouncement that requires otherwise, the Company has adopted SFAS154 in respect of changes of accounting principle and corrections of errors that are made on or after January 1, 2006. The adoption of SFAS154 had no effect on the Company’s results or financial position.

SFAS158 ”Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements no. 87,88,106, and 132(R)”

SFAS158 contains provisions relating to the recognition and measurement of assets and liabilities associated with defined benefit pension and other post-retirement plans.

Effective December 30, 2006, the Company adopted the recognition provisions of SFAS158 under which it is required to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. An analysis of the effect on the Company’s financial position of adopting the recognition provisions of SFAS158 is set forth in note 2.

B. Pronouncements not yet adopted

The following accounting pronouncements are relevant to the Company’s operations but were not mandatory for fiscal 2006:

SFAS157 “Fair Value Measurements”

SFAS157 provides guidance on how to measure the fair value of assets and liabilities and introduces additional disclosures concerning fair value measurements. SFAS157 applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. It does not extend the use of fair value measurement in financial statements.

SFAS157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants independent of the reporting entity. It requires that fair value should be based on the assumptions market participants would use when pricing the asset or liability. It establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. The Company will adopt SFAS157 prospectively from the beginning of fiscal 2008.

SFAS158 ”Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements no. 87,88,106, and 132(R)”

The Company has not yet adopted the measurement provisions of SFAS158. Management is currently permitted to measure the funded status of the Company’s defined benefit post-retirement plans at a date not more than 90 days prior to the fiscal year-end date (in fiscal 2006, for example, the measurement date was September 30). SFAS158 will require that the funded status of the plans is measured as at the Company’s fiscal year-end date. The Company will adopt the measurement provisions of SFAS158 in fiscal 2008.

SFAS159 “The Fair Value Option for Financial Assets and Financial Liabilities: Including an Amendment to FASB Statement No. 115”

SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS159 provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company will adopt SFAS159 prospectively from the beginning of fiscal 2008, but management does not currently intend to apply the fair value option to any of the Company’s eligible financial assets and financial liabilities.

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

FIN48 “Accounting for Uncertainty in Income Taxes”

FIN48 clarifies the accounting for uncertain tax positions under SFAS 109 “Accounting for Income Taxes”. An uncertain tax position is a position taken by the Company in a previously filed tax return, or a position that it expects to take in a tax return that has not yet been filed that may be subject to examination by the relevant taxing authority. FIN48 requires that an uncertain tax position shall be recognized only when it is more likely than not that the position will be sustained on examination and, if recognized, it should be measured as the largest amount of tax benefit that is greater than 50 per cent likely to be realized on settlement with the relevant taxing authority. FIN48 also requires the Company to provide certain disclosures in relation to tax benefits that are not recognized in the financial statements.

The Company will adopt FIN48 prospectively from the beginning of fiscal 2007. Management has not yet concluded its assessment of the effect of the adoption of FIN48 on the Company’s financial position.

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

4. Acquisitions

Fiscal 2006

Industrial & Automotive

Fluid Power

Goodwill recognized on the acquisition of Eifeler Maschinenbau GmbH in July 2005 was reduced by $5.5 million on completion of the initial accounting for the acquisition, due to further allocation of the purchase consideration to identifiable intangible assets that was partially offset by a reduction in the valuation of acquired inventories.

Other Industrial & Automotive

On July 19, 2006, the Company acquired a 60% interest in Gates Winhere LLC, which, through a wholly-owned subsidiary, acquired the business and assets of a water pump manufacturer in China for CNY 68.7 million ($8.7 million) in cash. Provisional goodwill of $2.0 million has been recognized on this acquisition, which represents the benefits to the Company of internal resourcing of its water pump components and of enhancing the Company’s leadership in cooling systems.

On August 4, 2006, the Company completed the acquisition of 100% of ENZED Fleximak Ltd (“Fleximak”) for AED 104.4 million ($28.4 million) in cash. Fleximak is a supplier of engineering, fabrication, testing and service operations for flexible fluid transfer products in the Arabian Gulf region. Provisional goodwill of $16.7 million has been recognized on the acquisition of Fleximak which represents the benefits of the acquisition to the Company from the acceleration of the market penetration of its products in the high growth Arabian Gulf region.

Other businesses were acquired during the year for total consideration of $4.0 million in cash, on which provisional goodwill amounted to $3.4 million.

Goodwill recognized on the acquisition of L.E. Technologies in March 2005 was reduced by $3.2 million on completion of the initial accounting for the acquisition, due to further allocation of the purchase consideration to identifiable intangible assets.

Building Products

Air Systems Components

On March 1, 2006, the Company completed the acquisition of 100% of Selkirk Americas L.P. (“Selkirk”) for $128.8 million in cash. Selkirk is a manufacturer of chimney, venting and air distribution products for commercial and residential applications. Selkirk is headquartered in the US and has manufacturing facilities in the US, Canada and Mexico. Goodwill of $68.5 million has been recognized in respect of Selkirk which is attributable to the benefits the Company will derive from its established presence in the Canadian market and manufacturing synergies in Mexico.

On October 11, 2006, the Company acquired 100% of Eastern Sheet Metal (“ESM”) for $14.1 million in cash. ESM is a manufacturer of commercial heating, ventilation and air conditioning systems with plants in the US, and will be integrated into the existing Ruskin business. Provisional goodwill of $8.2 million has been recognized which is attributable to the additional manufacturing and distribution capabilities across the US secured by the acquisition.

On October 26, 2006, the Company purchased 100% of Heat-Fab Inc, a US based manufacturer of high efficiency residential and commercial venting systems, for $16.5 million. Provisional goodwill of $11.5 million has been recognized on this acquisition, representing the improved position achieved from its innovative range of products.

Goodwill recognized on the acquisition of NRG Industries Inc. in September 2005 was reduced by $5.4 million on completion of the initial accounting for the acquisition, principally due to further allocation of the purchase consideration to identifiable intangible assets and finalization of the valuation of acquired property, plant and equipment.

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

On September 23, 2005, the Company acquired NRG Industries Inc., a multi-brand manufacturer of commercial building accessories, for cash consideration, including costs, of $25.1 million. Provisional goodwill of $12.7 million arising on the acquisition was capitalized which reflects that the acquisition gave the Company access to fully developed products that could be marketed more broadly through Ruskin Company and Air Systems Components channels. In addition, the acquisition increased our presence in significant markets as well as providing opportunity for a number of manufacturing synergies.

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

A summary of the purchase price allocation in respect of acquisitions in fiscal 2006, fiscal 2005 and fiscal 2004 is set out below:

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Cash and cash equivalents	4.7	3.0	—
Other current assets	58.2	57.6	7.0
Property, plant and equipment	29.4	33.4	4.0
Intangible assets:
– Customer relationships	31.8	4.5	—
– Intellectual property	8.1	—	—
– Computer software	0.6	2.2	—
Current liabilities	(24.5)	(21.1)	(1.5)
Long-term liabilities	(3.7)	—	—

Net assets	104.6	79.6	9.5
Goodwill capitalized	96.2	111.4	35.5

Consideration (payable wholly in cash)	200.8	191.0	45.0

Intangible assets acquired during fiscal 2006 have a weighted average amortization period of 10.2 years.

Acquisitions effected during fiscal 2006, fiscal 2005 and fiscal 2004 were neither individually nor in the aggregate material within the meaning of SFAS141 “Business Combinations”.

5. Disposals

Fiscal 2006

Discontinued operations

During fiscal 2006, a net gain of $10.7 million was recognized on the sale of property, plant and equipment relating to businesses sold in previous years.

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

On February 9, 2005, the business and assets of the AirSprings division were sold for a net consideration of $7.9 million resulting in a loss of $7.3 million, of which $5.5 million was provided for in fiscal 2004.

A loss of $1.1 million was recognized in relation to businesses sold in previous years.

A gain of $5.4 million was recognized on the receipt of additional consideration in relation to businesses sold in previous years.

Fiscal 2004

Discontinued operations

On November 17, 2004, the sale of the European curved hose business in Nevers, France was completed and the related closure of the European curved hose business in St Just, Spain was also completed during fiscal 2004. Net sales proceeds after costs totaled $4.2 million, resulting in a gain on disposal of $1.9 million.

During fiscal 2004, a provision of $5.5 million was recognized for the expected loss on the disposal of the AirSprings division and a provision of $2.1 million was recognized for the expected loss on disposal of Unified Industries, Inc., both of which took place in fiscal 2005.

On January 30, 2004 and January 31, 2004 respectively, the business and assets of Hattersley Newman Hender, and Pegler Limited were sold for a combined consideration, before costs, of $23.7 million. Further net proceeds of $0.9 million were received after related closure costs and disposal of the vacant site. Overall, the Company recognized a loss on sale of $17.0 million before the release of a provision for impairment of $39.1 million, which was recognized in fiscal 2003.

On June 1, 2004 Mayfran International Inc. was sold for a total consideration of $12.7 million resulting in a loss on disposal of $11.0 million.

Costs of $1.2 million relating to disposals recognized in prior years were incurred during fiscal 2004.

6. Discontinued operations

During the fourth quarter of fiscal 2006, management approved the disposal of the following non-core businesses:

•	Trico Products Corporation and its related businesses, which constitute the Group’s Wiper Systems operating segment;

•	Dearborn Mid-West Conveyor Company (“Dearborn”), a manufacturer of automotive assembly lines and materials handling equipment included within the Other Industrial & Automotive operating segment; and

•	Lasco Fittings Inc., a manufacturer of injection moulded fittings included within the Other Building Products operating segment.

As at December 30, 2006, management had initiated a disposal plan for each of these businesses, were actively seeking prospective buyers and expected the disposals to be completed within 12 months of the initiation of the respective disposal plans. As discussed in note 30, on February 23, 2007 the Group completed the sale of Lasco Fittings Inc.

Each of these businesses has been classified as a discontinued operation in accordance with SFAS144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. Management initially decided to sell Dearborn during fiscal 2003 and it was classified as a discontinued operation at that time. However, the Company was unable to secure a sale at an acceptable price and Dearborn was withdrawn from active sale and reclassified as a continuing operation during fiscal 2004. Dearborn has been returned to the market and management expects that it will now be able to achieve a sale at a price that adequately reflects its recent trading performance and future prospects.

In addition to the results of the businesses that were classified as discontinued during fiscal 2006, income from discontinued operations in fiscal 2005 includes the results of the Company’s AirSprings division that was sold in fiscal 2005. Similarly, income from discontinued operations in fiscal 2004 includes the results of the Company’s Air Springs division together with the results of the businesses that were sold in fiscal 2004.

The income/(loss) from discontinued operations may be analyzed as follows:

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Net sales	671.2	669.0	753.2
Cost of sales	(571.2)	(549.2)	(630.2)

Gross profit	100.0	119.8	123.0
Selling, general and administrative expenses	(81.3)	(88.4)	(102.1)
Restructuring expenses	(11.9)	(20.3)	(12.2)
Impairment loss	(211.0)	(9.6)	—

Operating (loss)/income	(204.2)	1.5	8.7
Interest income	—	—	0.8
Interest expense	(1.8)	(0.8)	(0.7)

(Loss)/income before taxes, minority interest and equity in net income of associates	(206.0)	0.7	8.8
Income taxes	3.8	(7.6)	(6.1)
Equity in net income of associates	—	—	0.5

(Loss)/income from discontinued operations	(202.2)	(6.9)	3.2

During fiscal 2006, the Company recognized an impairment loss of $211.0 million on assets classified as held for sale of which $167.0 million related to goodwill and $44.0 million related to property, plant and equipment.

During fiscal 2005, the Company recognized an impairment loss of $9.6 million on property classified as held for sale following the decision to close the Wiper Systems plant in Pontypool, Wales.

7. Segment information

A. Background

The Company prepares its home country consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) adopted for use in the European Union.

SFAS131 “Disclosures about Segments of an Enterprise and Related Information” requires segment information provided in financial statements to reflect the information that was provided to the chief operating decision maker for purposes of making decisions about allocating resources within the Company and assessing the performance of each segment. The chief operating decision maker bases such decisions on profit from operations before restructuring initiatives and the amortization of intangible assets arising on acquisition (“adjusted profit from operations ”) determined in accordance with IFRS. Accordingly, the segment information presented below is prepared in accordance with IFRS.

The Company’s businesses are grouped for management reporting purposes according to the nature of their products. The Group’s operating segments are described in note 1.

The information provided to the chief operating decision maker is presented in Sterling. In the tables that follow, Sterling amounts have been translated into US dollars. Amounts for fiscal 2006 have been translated at the average exchange rate for the period of £ = $1.8336 (fiscal 2005: £=$1.8156, fiscal 2004: £=$1.8257). Amounts as at December 30, 2006 have been translated at the closing exchange rate on that date of £= $1.9572 (December 31, 2005: $1.7168).

B. Segment analysis by operating segment – continuing operations

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Sales
Industrial & Automotive:
– Power Transmission	1,851.3	1,761.0	1,668.1
– Fluid Power	703.7	650.0	591.0
– Fluid Systems	430.5	418.1	416.3
– Other Industrial & Automotive	981.7	919.4	845.8

	3,967.2	3,748.5	3,521.2

Building Products:
– Air Systems Components	1,070.6	881.3	772.3
– Other Building Products	691.5	723.3	673.3

	1,762.1	1,604.6	1,445.6

	5,729.3	5,353.1	4,966.8

There were no material sales or transfers between segments in any period.

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Adjusted profit from operations
Industrial & Automotive:
– Power Transmission	258.2	234.8	250.3
– Fluid Power	63.1	66.6	62.3
– Fluid Systems	20.2	31.0	43.8
– Other Industrial & Automotive	100.1	111.0	86.4

	441.6	443.4	442.8

Building Products:
– Air Systems Components	106.3	90.8	86.9
– Other Building Products	47.3	51.9	41.4

	153.6	142.7	128.3

Unallocated corporate activities	(52.6)	(45.2)	(43.1)

	542.6	540.9	528.0

Restructuring initiatives comprise restructuring expenses and gains and losses recognized on the disposal or exit of businesses.

Adjusted profit from operations includes income from associates as follows:

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Associates
Industrial & Automotive:
– Power Transmission	(0.2)	0.5	0.4
– Fluid Systems	2.6	0.5	0.2
– Other Industrial & Automotive	0.4	–	0.3

	2.8	1.0	0.9

Building Products:
– Other Building Products	—	—	0.5

	2.8	1.0	1.4

	As at December 30, 2006	As at December 31, 2005
	$ million	$ million
Operating net assets including goodwill
Industrial & Automotive:
– Power Transmission	1,051.0	980.8
– Fluid Power	304.4	283.8
– Fluid Systems	218.8	201.6
– Other Industrial & Automotive	317.7	137.9

	1,891.9	1,604.1

Building Products:
– Air Systems Components	629.8	445.7
– Other Building Products	136.6	123.6

	766.4	569.3

Unallocated corporate activities	(21.2)	(33.0)

	2,637.1	2,140.4

Discontinued operations	120.3	270.0

	2,757.4	2,410.4

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Depreciation and amortization
Industrial & Automotive:
– Power Transmission	93.3	87.0	75.9
– Fluid Power	29.2	23.8	23.2
– Fluid Systems	27.1	26.7	25.9
– Other Industrial & Automotive	19.1	17.4	18.8

	168.7	154.9	143.8

Building Products:
– Air Systems Components	29.9	25.4	26.7
– Other Building Products	17.4	17.2	19.0

	47.3	42.6	45.7

Unallocated corporate assets	0.9	0.9	0.7

	216.9	198.4	190.2

Discontinued operations	14.1	17.8	21.4

	231.0	216.2	211.6

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Expenditures for additions to long-lived assets
Industrial & Automotive:
– Power Transmission	98.1	123.4	156.0
– Fluid Power	26.8	37.2	42.0
– Fluid Systems	33.2	28.5	28.1
– Other Industrial & Automotive	17.8	16.0	21.5

	175.9	205.1	247.6

Building Products:
– Air Systems Components	24.5	23.4	14.4
– Other Building Products	21.5	19.8	15.9

	46.0	43.2	30.3

Unallocated corporate assets	0.9	—	0.7

	222.8	248.3	278.6

Discontinued operations	9.2	12.0	9.3

	232.0	260.3	287.9

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

C. Reconciliation of segment information to US GAAP

Reconciliations of the Company’s sales, adjusted profit from operations and operating net assets including goodwill determined in accordance with IFRS analyzed by segment to the equivalent amounts determined in accordance with US GAAP are presented below.

	Note	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
		$ million	$ million	$ million
Sales (IFRS)		5,729.3	5,353.1	4,966.8
Reclassification:
– Discontinued operations	(I)(a)	(310.6)	(244.2)	(278.8)

Net sales (US GAAP)		5,418.7	5,108.9	4,688.0

Adjusted profit from operations (IFRS)		542.6	540.9	528.0
Restructuring expenses		(23.8)	(7.6)	(23.0)
Gain on disposals and on the exit of businesses		5.7	15.4	4.6
Amortization of intangible assets arising on acquisition		(5.0)	(0.4)	—

Profit from operations (IFRS)		519.5	548.3	509.6
Reclassifications:
– Income from discontinued operations	(I)(a)	(20.0)	(16.7)	(4.7)
– (Gain)/ loss on disposal of continuing operations	(I)(b)	(6.1)	3.6	1.1
– Equity in net income of associates	(I)(c)	(2.7)	(1.2)	(1.5)

		(28.8)	(14.3)	(5.1)

Accounting differences:
– Acquired intangibles amortization	(III)	(5.0)	(5.1)	(5.3)
– Impairment of acquired intangibles	(III)	(3.1)	—	—
– Product development costs	(IV)	(0.6)	(0.7)	—
– Restructuring expenses	(V)	(0.7)	(0.9)	(0.9)
– Capitalized interest	(VI)	(7.4)	(4.0)	(3.3)
– Inventory	(VII)	(5.5)	(7.4)	(1.3)
– Post-retirement benefits	(VIII)	(28.1)	(29.8)	(39.9)
– Share-based compensation	(IX)	(1.1)	(2.5)	4.0

		(51.5)	(50.4)	(46.7)

Operating income from continuing operations (US GAAP)		439.2	483.6	457.8
Interest income		12.4	10.4	11.5
Interest expense		(60.5)	(34.0)	(34.2)
Other income net		102.7	(65.2)	44.0

Income from continuing operations before taxes, minority interest and equity in net income of associates (US GAAP)		493.8	394.8	479.1

Depreciation and amortization (IFRS)		231.0	216.2	211.6
Accounting differences:
– Acquired intangible assets	(III)	5.0	5.1	5.3
– Capitalized interest	(VI)	8.0	4.2	3.5

Depreciation and amortization (US GAAP)		244.0	225.5	220.4

Restructuring initiatives comprise restructuring expenses and gains and losses recognized on the disposal or exit of businesses.

	Note	As at December 30, 2006	As at December 31, 2005
		$ million	$ million
Operating net assets including goodwill (IFRS)		2,757.4	2,410.4
Reclassifications:
– Investment in associates	(I)(c)	13.6	7.6
– Available-for-sale investments	(I)(d)	4.2	3.8
– Dividend on preferred shares	(I)(e)	(0.8)	(3.6)
– Unamortized transaction costs	(I)(f)	5.1	5.1
– Deferred income tax on inventory	(I)(g)	2.7	—

		24.8	12.9

Accounting differences:
– Goodwill (net)	(II)	1,161.1	1,323.0
– Acquired intangibles (net)	(III)	29.2	37.6
– Product development costs	(IV)	(1.3)	(0.7)
– Restructuring expenses	(V)	—	0.7
– Capitalized interest (net)	(VI)	39.3	41.2
– Inventory	(VII)	(20.7)	(14.2)
– Post-retirement benefits	(VIII)	(23.7)	(2.8)
– Share-based compensation	(IX)	(3.1)	—
– Assets held for sale	(X)	(2.9)	—

		1,177.9	1,384.8

Operating net assets including goodwill (US GAAP)		3,960.1	3,808.1

Operating net assets including goodwill under US GAAP comprise:
– Current assets excluding cash and taxes		1,980.1	1,769.6
– Long-term assets excluding taxes		3,339.9	3,459.8
– Current liabilities excluding debt and taxes		(890.2)	(838.3)
– Long-term liabilities excluding debt and taxes		(462.9)	(558.8)

		3,966.9	3,832.3
Less:
– Fair value of derivatives hedging translational exposures		(6.8)	(24.2)

Operating net assets including goodwill (US GAAP)		3,960.1	3,808.1

An explanation of the significant differences between US GAAP and IFRS that affect the Company’s reported sales, operating income and operating net assets is presented below.

(I) Classification differences

(a) Income from discontinued operations

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

Discontinued operations under IFRS represent Trico Products Corporation and its related businesses, which constitute the Company’s Wiper Systems operating segment, and, in fiscal 2005, included additional losses arising on the disposal of part of the Company’s former Professional, Garden and Leisure operating segment in October 2000 and additional gains arising on the disposal of the Company’s former Valves, Taps & Mixers businesses.

Discontinued operations under US GAAP are described in note 6.

A reclassification adjustment is made to profit from operations under IFRS to exclude the results of operations that are classified as continuing under IFRS but are classified as discontinued under US GAAP.

(b) (Gain)/ loss on disposal of continuing operations

A reclassification adjustment is made to profit from operations under IFRS to exclude the gain or loss on disposal of operations that are classified as continuing under IFRS but are classified as discontinued under US GAAP.

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

(c) Associates

Under US GAAP, operating income does not include any amounts in respect of the Company’s associates.

Under IFRS, operating income includes the Company’s share of the net income of its associates.

Under US GAAP, the Company’s investments in associates accounted for using the equity method are included in operating assets but they are not so included under IFRS.

(d) Available-for-sale investments

Under US GAAP, available-for-sale investments are included in operating assets but they are not so included under IFRS.

(e) Dividends on preferred shares

Under US GAAP, accrued dividends on preferred shares are included in operating net assets.

Under IFRS, from January 2, 2005 onwards, accrued dividends on preferred shares are included in net debt and are therefore excluded from operating net assets.

(f) Unamortized transaction costs

Under US GAAP, unamortized transaction costs in relation to borrowings are classified as a prepaid expense and are therefore included in net operating assets. Under IFRS, unamortized transaction costs are recognized as a deduction in arriving at the carrying amount of the borrowings to which they relate and are therefore excluded from net operating assets.

(g) Deferred income tax on inventory

Under US GAAP, tax paid or payable on unrealized gains on intragroup transfers of inventory is deferred as a prepaid expense until the inventory is sold to an unrelated third party and no deferred tax is recognized. Under IFRS, income tax payable on temporary differences arising from intragroup transfers of inventory is recognized as a deferred tax liability.

(II) Goodwill

Under both US GAAP and IFRS, goodwill is not amortized but is tested at least annually for impairment. However, a significant difference exists in the carrying value of goodwill due largely to historical differences in the initial measurement and subsequent accounting for goodwill arising on past acquisitions.

Under IFRS, the Company elected not to apply IFRS3 “Business Combinations” to business combinations that occurred before January 4, 2004. As a result, the Company recognized goodwill amounting to $387.9 million as at January 3, 2004, which represented the carrying value of goodwill recognized under UK GAAP on acquisitions completed on or after May 3, 1998. Goodwill arising on acquisitions completed before May 3, 1998 amounting to $1,888.2 million was written off to reserves under UK GAAP and was not reinstated on adoption of IFRS. Under US GAAP, the carrying value of goodwill as at January 3, 2004 was $1,706.7 million.

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

As a consequence of the decision not to apply IFRS3 “Business Combinations” to business combinations that occurred before January 4, 2004, intangible resources acquired in those business combinations are not recognized as intangible assets under IFRS. Under US GAAP, the carrying value of acquired intangible assets as at January 3, 2004 was $40.9 million.

Acquired intangible assets are amortized under both US GAAP and IFRS, but the amortization charge under IFRS is lower than under US GAAP due to the lower carrying amount of these assets under IFRS.

(IV) Product development costs

Under US GAAP, product development costs are charged to income in the period in which they are incurred.

Under IFRS, certain product development costs are capitalized when the conditions specified by IAS38 “Intangible Assets” are met. Capitalized development costs are amortized to the income statement over the expected life of the resulting product.

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

Under IFRS, a restructuring plan is viewed as a whole and the related expenses are recognized when there exists an obligation to carry out the restructuring, which is generally when a detailed formal restructuring plan is announced.

(VI) Capitalized interest

Under US GAAP, interest costs attributable to funding the construction of major items of property, plant and equipment are capitalized and amortized over the estimated useful life of the asset concerned.

Under IFRS, the Company does not capitalize any element of its interest costs.

(VII) Inventory

Under US GAAP, inventories are stated at the lower of cost and market. Cost is generally determined on a FIFO basis, but a LIFO basis is used to determine the cost of inventory held by certain US subsidiaries.

Under IFRS, use of the LIFO basis is prohibited.

(VIII) Post-retirement benefits

Under US GAAP and IFRS, the cost of defined benefit plans is calculated using the projected unit credit method and is recognized over the average expected remaining service lives of participating employees but differences exist, principally with regard to the valuation of plan assets and benefit obligations and the methods of recognizing gains and losses.

Under US GAAP, actuarial gains and losses are amortized over the remaining service lives of participating employees to the extent that, measured at the beginning of each fiscal year, they exceed 10% of the greater of the market related value of the plan assets or the projected benefit obligation. Under IFRS, actuarial gains and losses are recognized in equity in the period in which they occur and are not subsequently transferred to the income statement.

Classification of the net periodic benefit cost within the income statement also differs between US GAAP and IFRS. Under US GAAP, the net periodic pension cost is charged wholly to operating income. Under IFRS, the service cost, past service cost and gains and losses on settlements and curtailments are included within operating income, but the interest cost is included in interest expense and the expected return on plan assets is included in interest income.

Under IFRS, the funded status of each plan is recognized in the Company’s statement of financial position except that prior service costs or credits are recognized over their respective vesting periods and, where a plan is in surplus, the asset recognized is limited to the amount of any unrecognized prior service costs and the present value of any amount which the Company expects to recover by way of refunds or a reduction in future contributions.

Under US GAAP, the amounts recognized in the Company’s statement of financial position as at December 30, 2006 and as at December 31, 2005 differ substantially because the Company adopted the recognition provisions of SFAS158 effective December 30, 2006. SFAS158 cannot be applied retrospectively.

As at December 31, 2005 the Company’s statement of financial position reflected the net total for each plan of the fair value of the plan assets (if any) less the projected benefit obligation adjusted for the unrecognized net prior service cost or credit, the unrecognized net actuarial gain or loss and the unrecognized net transition asset or obligation. An additional liability was recognized to the extent that the accumulated benefit obligation (the projected benefit obligation without allowance for future salary increases) exceeded the fair value of the plan assets. Where an additional minimum liability was recognized, an intangible asset was recognized up to the amount of any unrecognized prior service cost and any unrecognized transition obligation. Any amount not recognized as an intangible asset was reported in other comprehensive income.

As at December 30, 2006, the Company’s statement of financial position reflects the funded status of each plan.

The Company has not yet adopted the measurement provisions of SFAS158. Consequently, while under IFRS the Company measures plan assets and benefit obligations as at its fiscal year end date, under US GAAP the Company continues to measure plan assets and benefit obligations at a date not more than 90 days prior to the fiscal year-end date (in fiscal 2006, for example, the measurement date was September 30).

(IX) Share-based compensation

Under US GAAP, the Company accounts for share-based compensation plans using the fair value method prescribed by SFAS123(R) “Share-based Payment”. SFAS123(R) was applied prospectively to the unvested portion of awards that were outstanding as at January 1, 2005 and all awards granted, modified or settled on or after January 2, 2005. Prior to January 2, 2005, the Company accounted for its share- based compensation plans using the intrinsic value method prescribed by APB25 “Accounting for Stock Issued to Employees”.

Under IFRS, the Company accounts for share-based compensation plans using the fair value method prescribed by IFRS2 “Share-based Payment”. IFRS2 was applied retrospectively to all awards that were outstanding but had not vested as at January 1, 2005, except those equity-settled awards that were granted on or before November 7, 2002.

While differences between the compensation expense recognized under IFRS and US GAAP will exist in the medium-term, it is expected that they will be eliminated in future years when the outstanding unvested equity-settled awards granted on or before November 7, 2002 either vest or are forfeited due to failure to meet the service or non-market performance conditions that apply to them.

Under US GAAP, awards granted under certain of the Company’s share option plans are classified as liabilities until such time as they vest when they are reclassified as equity-settled. Under IFRS, all awards granted under the Company’s share option plans are classified as equity-settled.

(X) Assets held for sale

Under US GAAP, the carrying amount before testing for impairment of the long-lived assets other than goodwill of the Wiper Systems operating segment as at December 30, 2006 was higher than that of those businesses determined in accordance with IFRS. An impairment loss was recognized on those assets under IFRS which was increased under US GAAP to the extent of their additional carrying amount before recognition of the impairment loss.

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

D. Selected geographic information

	US GAAP
	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Net sales by geographic origin
US	3,391.3	3,291.6	2,937.9
UK	256.7	237.9	255.0
Rest of Europe	641.2	566.8	539.5
Rest of the World	1,129.5	1,012.6	955.6

	5,418.7	5,108.9	4,688.0

Long-lived assets by geographic location
US	614.6	729.0	718.5
UK	113.7	98.5	130.5
Rest of Europe	180.0	160.4	165.3
Rest of the World	488.9	478.8	438.7

	1,397.2	1,466.7	1,453.0

E. Information about major customers

The Company has a significant concentration of customers in the United States of America, who accounted for 66.9% (2005: 68.9%, 2004: 67.5%) of the Company’s sales during the period, and in the industrial and automotive industry, which accounted for 71.1% (2005: 72.2%, 2004: 73.4%) of the Company’s sales during the period. No single customer accounted for more than 10% of the Company’s sales, and there were no significant accounts receivable from a single customer. The Company reviews a customer’s credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

8. Income taxes

A. Analysis of income tax expense

Income tax expense/(benefit) by location of taxing jurisdiction is as follows:

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Current tax
UK	11.7	(32.0)	(29.9)
US – federal taxes	(40.8)	(32.6)	37.4
– state taxes	6.8	16.5	4.9
Canada	15.4	17.5	14.4
Mexico	7.9	4.9	5.3
Japan	10.4	11.0	9.9
Other foreign taxes	23.5	27.4	21.7

Total current tax	34.9	12.7	63.7

Deferred tax
United Kingdom	5.0	20.6	6.9
United States – federal taxes	(14.2)	46.1	30.3
– state taxes	1.6	3.9	4.4
Canada	(3.2)	(12.5)	(5.7)
Mexico	(1.4)	(1.7)	(0.2)
Japan	0.3	0.1	3.7
Other foreign taxes	7.6	0.6	(2.5)

Total deferred tax	(4.3)	57.1	36.9

Total income tax expense	30.6	69.8	100.6

Continuing operations	63.3	61.3	101.3
Discontinued operations	(32.7)	8.5	(0.7)

	30.6	69.8	100.6

Fiscal 2006

In fiscal 2006, there was a release of provisions for uncertain tax positions of $92.7 million as a result of tax planning, the clarification of tax legislation, the performance of certain studies and the change of views on the likely outcome of challenges by various tax authorities.

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

B. Reconciliation of income tax expense to income tax charged at statutory tax rate

The income tax expense for the period differs from the product of income from continuing operations before taxes, minority interest and equity in net income of associates and the rate of United Kingdom corporation tax as follows:

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Income from continuing operations before taxes, minority interest and equity in net income of associates	493.8	394.8	479.1

United Kingdom corporation tax at 30% (fiscal 2005: 30%, fiscal 2004: 30%)	148.1	118.4	143.7
Tax effect of:
– Expenses not deductible for tax purposes	8.7	14.0	9.1
– Deductible expenses not recognized for accounting purposes	(5.2)	(0.8)	(25.9)
– Tax on capital gain not recognized on consolidation	—	49.8	—
– Deemed dividends for tax purposes	13.0	16.8	6.1
– Permanent differences due to currency translation	16.0	(7.5)	(439.9)
– Other permanent differences	(0.6)	(9.5)	2.7
– Adjustment in respect of prior periods	7.3	14.8	5.0
– Release of provisions for uncertain tax positions	(92.7)	(106.6)	(27.4)
– Effect of different tax rates on overseas profits	20.5	19.9	1.1
– Foreign and other tax credits	(8.8)	(25.5)	(1.9)
– Tax losses in the period not recognized	19.8	40.2	438.3
– Utilization of previously unrecognized tax losses	(51.8)	(84.2)	(6.9)
– Other changes in unrecognized deferred tax assets	(11.0)	21.5	(2.7)

Income tax expense	63.3	61.3	101.3

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

C. Analysis of deferred tax assets/(liabilities)

Deferred tax assets/(liabilities) recognized by the Company were as follows:

	As at December 30, 2006	As at December 31, 2005
	$ million	$ million
Deferred tax assets
Net operating losses	516.5	615.7
Pension and other post-retirement obligations	142.1	159.6
Capital loss carry forwards	166.5	147.1
Accrued expenses and other	43.2	45.6
Compensation	29.6	38.8
Tax credits	18.7	29.5
Accounts receivable	6.3	7.0
Net investment in subsidiaries	43.7	—
Other	—	10.4

	966.6	1,053.7
Valuation allowance	(734.9)	(791.4)

Total deferred tax assets	231.7	262.3

Deferred tax liabilities
Property, plant and equipment	(74.8)	(109.9)
Inventories	(45.3)	(39.7)
Intangible assets	(47.0)	(35.3)
Other	(1.4)	(12.0)

Total deferred tax liabilities	(168.5)	(196.9)

Net deferred tax assets	63.2	65.4

Deferred tax assets and liabilities presented in the Company’s statement of financial position are as follows:

	As at December 30, 2006	As at December 31, 2005
	$ million	$ million
Current assets:
– Deferred income taxes	53.4	48.5
– Assets held for sale	2.8	—

	56.2	48.5
Non–current assets	58.5	104.9

Total assets	114.7	153.4
Current liabilities:
– Deferred income taxes	(8.0)	(13.2)
– Liabilities related to assets held for sale	(0.1)	—

	(8.1)	(13.2)
Non-current liabilities	(43.4)	(74.8)

Total liabilities	(51.5)	(88.0)

Net deferred tax assets	63.2	65.4

As at December 30, 2006, the Company had operating tax losses amounting to $1,774.1 million of which $1,679.2 million can be carried forward indefinitely and $95.0 million have expiry dates between 2007 and 2019. As at December 30, 2006, the Company recognized a deferred tax asset of $24.6 million in respect of these losses, net of a valuation allowance of $491.9 million. As at December 30, 2006, the Company had capital tax losses amounting to $554.8 million all of which can be carried forward indefinitely. As at December 30, 2006, the Company recognized a deferred tax asset of $1.4 million in respect of these losses, net of a valuation allowance of $165.1 million.

As at December 30, 2006, the Company had foreign tax credits amounting to $8.5 million, of which $4.0 million can be carried forward indefinitely and $4.5 million expires in 2015. As at December 30, 2006, the Company recognized a deferred tax asset of $3.7 million in respect of these tax credits, net of a valuation allowance of $4.8 million.

As at December 30, 2006, the Company had other tax credits amounting to $10.2 million which have expiry dates between 2014 and 2016. As at December 30, 2006, the Company recognized a deferred tax asset of $7.0 million in respect of these tax credits, net of a valuation allowance of $3.2 million.

As at December 30, 2006, no income taxes have been provided on the Company’s share of the undistributed earnings of foreign subsidiaries amounting to $3,937.1 million (December 31, 2005: $3,345.8 million) due to management’s ability and intent to reinvest such amounts indefinitely. A determination of the amount of the unrecognized deferred tax liability has not been made because it is not practical to do so. A portion of these earnings can be distributed without incurring additional taxes.

9. Income per common share

Basic income per common share represents net income divided by the weighted average number of common shares outstanding during the fiscal year. Diluted income per common share considers the effect of potential common shares, unless the inclusion of the potential common shares would have an anti-dilutive effect.

	Year ended December 31, 2006 Number	Year ended December 31, 2005 Number	Year ended January 1, 2005 Number
	000s	000s	000s
Weighted average shares used to calculate basic earnings per share	838,894	771,427	770,717
Assumed conversion of convertible preferred shares	39,759	102,375	102,651
Assumed exercise of share options	4,154	2,339	3,931

Adjusted weighted average shares used to calculate diluted earnings per share	882,807	876,141	877,299

Share options numbering 1,232,593 (fiscal 2005: 1,883,396, fiscal 2004: 8,226,950) with an exercise price higher than the average market price during the fiscal year, were excluded in computing diluted earnings per share since the impact would be anti-dilutive. For the purposes of diluted earnings per share the income is increased for the dividend on the preferred shares of $9.9 million (fiscal 2005: $29.1 million, fiscal 2004: $28.5 million).

10. Inventories

	As at December 30, 2006	As at December 31, 2005
	$ million	$ million
Raw materials and supplies	252.4	253.3
Work in progress	89.9	106.4
Finished goods and goods held for resale	428.5	403.8

Total inventories – current cost	770.8	763.5
Less excess of FIFO over LIFO cost	(17.4)	(14.2)

	753.4	749.3

11. Assets held for sale

Assets held for sale as at December 30, 2006 principally comprise the assets of the Company’s discontinued operations which are described in note 6. Assets held for sale also include vacant properties no longer required by the Company for manufacturing operations.

Assets held for sale and related liabilities were as follows:

	As at December 30, 2006	As at December 31, 2005
	$ million	$ million
Assets held for sale
Accounts receivable	133.3	—
Inventories	79.6	—
Prepaid expenses and other assets	10.0	—
Property, plant and equipment	66.6	23.0
Goodwill	13.3	—
Intangible assets	0.2	—
Deferred income taxes	2.8	—

	305.8	23.0

Liabilities related to assets held for sale
Accounts payable	(77.4)	—
Accruals and deferred income	(12.3)	—
Other current liabilities	(12.3)	—
Pension obligations	(15.3)	—
Other post-retirement benefit obligations	(3.1)	—
Other long-term liabilities	(0.7)	—
Deferred income taxes	(0.1)	—

	(121.2)	—

	184.6	23.0

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

Assets held for sale were held by the following operating segments:

	As at December 30, 2006	As at December 31, 2005
	$ million	$ million
Industrial & Automotive:
– Power Transmission	4.1	2.7
– Fluid Power	—	—
– Fluid Systems	—	0.1
– Other Industrial & Automotive	—	—

	4.1	2.8

Building Products:
– Air Systems Components	—	5.1
– Other Building Products	—	1.3

	—	6.4

Unallocated corporate assets	—	6.0
Discontinued operations	180.5	7.8

	184.6	23.0

12. Property, plant and equipment

	As at December 30, 2006	As at December 31, 2005
	$ million	$ million
Cost
Freehold land	577.2	610.0
Long leasehold land and buildings	4.9	3.9
Short leasehold land and buildings	15.7	18.2
Plant, equipment and vehicles	2,218.1	2,204.4
Assets under construction	87.9	167.1

	2,903.8	3,003.6
Less: Accumulated depreciation	(1,506.6)	(1,536.9)

Total	1,397.2	1,466.7

Freehold land amounting to $65.6 million (December 31, 2005: $69.4 million) is not depreciated. Depreciation expense was $214.7 million for fiscal 2006 (fiscal 2005: $216.1 million, fiscal 2004: $206.0 million).

13. Investments in associates

	Year ended December 30, 2006	Year ended December 31, 2005
	$ million	$ million
Carrying amount
At the beginning of the period	7.6	7.1
Equity in net income of associates	2.7	1.2
Dividends received from associates	(0.5)	(0.5)

	9.8	7.8
Additions	3.5	—
Foreign currency translation	0.3	(0.2)

At the end of the period	13.6	7.6

Summarized financial information in respect of the Company’s associates is set out below:

	As at December 30, 2006	As at December 31, 2005
	$ million	$ million
Total assets	81.4	25.9
Total liabilities	(48.3)	(10.6)

Net assets	33.1	15.3

The segment analysis of the Company’s investments in associates is as follows:

	Investments in associates
	As at December 30, 2006	As at December 31, 2005
	$ million	$ million
By business segment
Industrial & Automotive:
– Power Transmission	6.8	3.3
– Fluid Systems	6.0	3.6
– Other Industrial & Automotive	0.8	0.7

	13.6	7.6

Building Products
– Other Building Products	—	—

	13.6	7.6

14. Goodwill

	As at December 31, 2005	Acquisition of subsidiaries	Transfer to assets held for sale	Foreign currency translation	As at December 30, 2006
	$ million	$ million	$ million	$ million	$ million
Year ended December 30, 2006
Industrial & Automotive:
– Power Transmission	685.7	—	—	0.6	686.3
– Fluid Power	106.6	(5.5)	—	2.1	103.2
– Wiper Systems	167.0	—	(167.0)	—	—
– Fluid Systems	257.3	—	—	—	257.3
– Other Industrial & Automotive	180.8	18.9	—	0.2	199.9

	1,397.4	13.4	(167.0)	2.9	1,246.7

Building Products:
– Air Systems Components	371.9	82.8	—	1.4	456.1
– Other Building Products	95.6	—	(13.3)	—	82.3

	467.5	82.8	(13.3)	1.4	538.4

	1,864.9	96.2	(180.3)	4.3	1,785.1

	As at January 1, 2005	Acquisition of subsidiaries	Foreign currency translation	As at December 31, 2005
	$ million	$ million	$ million	$ million
Year ended December 31, 2005
Industrial & Automotive:
– Power Transmission	681.0	1.8	2.9	685.7
– Fluid Power	87.4	19.7	(0.5)	106.6
– Wiper Systems	167.0	—	—	167.0
– Fluid Systems	257.3	—	—	257.3
– Other Industrial & Automotive	130.2	50.6	—	180.8

	1,322.9	72.1	2.4	1,397.4

Building Products:
– Air Systems Components	333.8	39.3	(1.2)	371.9
– Other Building Products	95.6	—	—	95.6

	429.4	39.3	(1.2)	467.5

	1,752.3	111.4	1.2	1,864.9

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

15. Intangible assets

	As at December 30, 2006			As at December 31, 2005
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
	$ million	$ million	$ million	$ million	$ million	$ million
Patents and technology	9.1	(9.1)	—	9.1	(9.1)	—
Customer relationships	66.4	(16.3)	50.1	35.3	(10.5)	24.8
Intellectual property	29.4	(9.5)	19.9	20.3	(3.8)	16.5
Non-competition agreement	2.4	(1.2)	1.2	2.1	—	2.1
Capitalized software	123.6	(72.7)	50.9	92.2	(61.5)	30.7

	230.9	(108.8)	122.1	159.0	(84.9)	74.1
Pension intangible asset not subject to amortization	—	—	—	6.6	—	6.6

Total intangible assets	230.9	(108.8)	122.1	165.6	(84.9)	80.7

During fiscal 2006, the amortization expense in respect of intangible assets was $29.3 million (fiscal 2005: $9.4 million, fiscal 2004: $14.4 million). Estimated amortization expense for the following five years is as follows:

$ million
Fiscal year
2007	21.9
2008	20.7
2009	20.7
2010	20.6
2011	8.6

During fiscal 2006, an impairment loss of $3.1 million was recognized within sales, general and administrative expenses in respect of an intellectual property intangible asset held by a business within the Company’s Power Transmission operating segment.

16. Bank overdrafts, bank and other loans

	As at December 30, 2006			As at December 31, 2005
	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Bank overdrafts	11.2	—	11.2	17.9	—	17.9

Bank and other loans
Bank loans – secured	—	—	—	5.3	—	5.3
– unsecured	51.4	285.4	336.8	38.3	206.4	244.7
Other loans – unsecured	9.2	761.0	770.2	8.4	701.5	709.9
Unsecured loan notes	0.6	—	0.6	0.5	—	0.5

	61.2	1,046.4	1,107.6	52.5	907.9	960.4

	72.4	1,046.4	1,118.8	70.4	907.9	978.3

Borrowings are repayable as follows:

	As at December 30, 2006	As at December 31, 2005
	$ million	$ million
Current liabilities
On demand or within one year	72.4	70.4

Non-current liabilities
In the fourth year	285.4	—
In the fifth year	284.5	206.4
After more than five years	476.5	701.5

	1,046.4	907.9

	1,118.8	978.3

Bank loans

Bank loans are principally amounts drawn down under the Company’s £400 million multi-currency revolving credit facility. As at December 30, 2006, $285.4 million (December 31, 2005: $205.8 million) had been drawn down, including tranches denominated in US dollars totaling $250.0 million (December 31, 2005: $175.0 million). Borrowings under the facility attract interest at floating rates determined by reference to LIBOR and the weighted average rate payable as at December 30, 2006 was 5.7% (December 31, 2005: 4.8%).

Secured bank loans as at December 31, 2005 were secured against property, plant and equipment with a carrying value of $0.8 million and accounts receivable with a carrying value of $4.5 million.

Other loans

The Company has a Euro Medium Term Note Program under which it may borrow up to a total maximum principal amount of £750 million. So far, two bonds have been issued under this program: £150 million repayable at par on December 20, 2011 that bears interest at a fixed rate of 8%; and £250 million repayable at par on September 16, 2015 that bears interest at a fixed rate of 6.125%.

The carrying amount of other loans may be analyzed as follows:

	As at December 30, 2006	As at December 31, 2005
	$ million	$ million
Principal amount	782.9	686.7
Accrued interest payable	9.2	8.4

Carrying amount before hedge accounting	792.1	695.1
Fair value hedge adjustment (note 17)	(21.9)	14.8

Carrying amount	770.2	709.9

Unsecured loan notes

The unsecured loan notes must be repaid, at par, on June 30, 2012. Until that time, in certain circumstances the note holders have the right to require full or part repayment, at par, half yearly on June 30 and December 31 and for this reason they are classified as current liabilities. The unsecured loan notes bear interest at a fixed rate of 2.6%.

Borrowing facilities

As at December 30, 2006, the Company had undrawn committed borrowing facilities of $497.5 million (December 31, 2005: $480.9 million) available under the multi-currency revolving credit facility that expires on August 8, 2010.

Borrowing covenants

The Company is subject to covenants, representations and warranties commonly associated with investment grade borrowings in respect of its committed borrowing facilities and borrowings under the Euro Medium Term Note Program.

The Company is subject to two financial covenants in respect of its committed borrowing facilities. The ratio of net debt to consolidated earnings before interest, tax, depreciation and amortization must not exceed 2.5 times, and the ratio of consolidated operating profit to the consolidated net interest charge must not be less than 3.0 times. The financial covenants are calculated by applying UK GAAP extant as at December 31, 2002.

17. Derivative financial instruments

A. Summary

The carrying amount of derivative financial instruments held by the Company was as follows:

	As at December 30, 2006			As at December 31, 2005
	Assets	Liabilities	Net	Assets	Liabilities	Net
	$ million	$ million	$ million	$ million	$ million	$ million
Translational hedges
Currency forwards	4.9	(0.4)	4.5	0.2	(13.9)	(13.7)
Interest rate swaps	2.9	(0.6)	2.3	37.9	–	37.9

	7.8	(1.0)	6.8	38.1	(13.9)	24.2
Transactional hedges
Currency forwards and swaps	2.5	(0.2)	2.3	4.8	(1.5)	3.3

	10.3	(1.2)	9.1	42.9	(15.4)	27.5

Classified as:
– Current	10.3	(0.6)	9.7	8.9	(15.4)	(6.5)
– Non-current	–	(0.6)	(0.6)	34.0	–	34.0

	10.3	(1.2)	9.1	42.9	(15.4)	27.5

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

The Company does not hold or issue derivatives for speculative or trading purposes.

The Company ensures that its portfolio of derivative financial instruments is managed such that there is no significant concentration of credit risk in any one bank or other financial institution.

B. Currency derivatives

As at December 30, 2006, the notional principal amount of outstanding foreign exchange contracts that are used to manage the currency profile of the Company’s net assets was $752.5 million (December 31, 2005: $705.9 million). These contracts do not qualify for hedge accounting under SFAS133 “Accounting for Derivative Instruments and Hedging Activities“ and in fiscal 2006 the net fair value gain on these contracts of $79.8 million was recognized in other income (fiscal 2005: net loss of $62.7 million recognized in other expense, fiscal 2004: net gain of $22.2 million recognized in other income).

Since fiscal 2005, the Company has drawn-down US dollar denominated borrowings under its multi-currency revolving credit facility. While these borrowings provide an economic hedge of the translational currency exposures arising on the Company’s net investment in certain of its subsidiaries whose functional currency is the US dollar, they do not qualify for hedge accounting under SFAS133. In fiscal 2006, the foreign currency translation gain on these borrowings of $25.7 million was recognized in other income (fiscal 2005: translation loss of $9.5 million recognized in other expense). Also in fiscal 2006, a net loss of $1.2 million was recognized within other expense in respect of other currency translation hedges that did not qualify for hedge accounting under SFAS133 (fiscal 2005: net gain of $1.0 million recognized in other income, fiscal 2004: $nil).

In fiscal 2006, a net fair value loss of $1.6 million was recognized within operating income in respect of currency derivatives that were held to provide an economic hedge of transactional currency exposures but were not designated as hedges for accounting purposes (fiscal 2005: net gain of $0.6 million, fiscal 2004: net gain of $2.6 million).

C. Interest rate swaps

Interest rate swaps are used to swap borrowings under the Company’s Euro Medium Term Note Program from fixed interest rates to floating interest rates. As at December 30, 2006, the notional principal amount of the contracts outstanding was $782.9 million (December 31, 2005: $686.7 million). During fiscal 2005, the Company designated these contracts as fair value hedges in accordance with SFAS133 and they have subsequently been considered to be effective hedges for accounting purposes. As at December 30, 2006, the carrying amount of the hedged borrowings was reduced by $21.9 million (December 31, 2005: carrying amount increased by $14.8 million) to reflect the extent to which the swaps provided an effective hedge against fair value interest rate risk.

Interest rate swaps are also used to restrict the amount of floating rate US dollar debt. As at December 30, 2006, the notional principal amount of these contracts held was $275 million (December 31, 2005: $420 million), including contracts with a notional principal amount of $65 million (December 31, 2005: $210 million) that commence on the maturity of equivalent contracts that are currently in force.

During fiscal 2006, a net fair value loss of $1.6 million was recognized within other expense in respect of interest rate swaps that did not qualify for hedge accounting under SFAS133 (fiscal 2005: net gain of $6.0 million recognized in other income, fiscal 2004: net gain of $12.0 million recognized in other income).

The profile of interest rate swaps held by the Company was as follows:

	Notional principal amount million		Interest rate
			Payable		Receivable		Variable rate index
			Variable	Fixed	Variable	Fixed
As at December 30, 2006
Maturity date:
– December 2011		£150.0	8.0%	—	—	8.0%	6 month LIBOR
– September 2015		£250.0	6.4%	—	—	6.1%	3 month LIBOR
– June 2008	US$	65.0	—	3.8%	5.4%	—	3 month LIBOR
– December 2007	US$	145.0	—	4.2%	5.4%	—	3 month LIBOR
– December 2009 (commences June 2008)	US$	65.0	—	4.6%	—	—	3 month LIBOR

As at December 31, 2005
Maturity date:
– December 2011		£150.0	7.2%	—	—	8.0%	6 month LIBOR
– September 2015		£250.0	5.7%	—	—	6.1%	3 month LIBOR
– June 2006	US$	145.0	—	2.8%	4.5%	—	3 month LIBOR
– June 2008	US$	65.0	—	3.8%	4.5%	—	3 month LIBOR
– December 2007 (commences June 2006)	US$	145.0	—	4.2%	—	—	3 month LIBOR
– December 2009 (commences June 2008)	US$	65.0	—	4.6%	—	—	3 month LIBOR

18. Fair value of financial assets and liabilities

Fair value information is provided below in respect of certain financial assets and liabilities:

	As at December 30, 2006		As at December 31, 2005
	Carrying amount	Fair value	Carrying amount	Fair value
	$ million	$ million	$ million	$ million
Cash and cash equivalents	337.7	337.7	396.4	396.4
Restricted cash	8.0	8.0	9.2	9.2
Borrowings classified as – current liabilities	(72.4)	(72.4)	(70.4)	(70.4)
– non-current liabilities	(1,046.4)	(1,079.2)	(907.9)	(937.5)
Capital lease obligations	(18.1)	(18.1)	(21.2)	(21.2)
Derivative financial instruments:
– Interest rate derivatives	2.3	2.3	37.9	37.9
– Foreign currency derivatives	6.8	6.8	(10.4)	(10.4)

Cash and cash equivalents and restricted cash largely attract floating interest rates. Accordingly, their carrying amounts are considered to approximate to fair value.

Borrowings classified as current liabilities mainly comprise overdrafts and loans that attract floating interest rates. Accordingly, their carrying amount is considered to approximate to fair value.

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

19. Post-retirement benefits

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

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Multi-employer plan expense	8.6	6.3	7.3
Defined contribution plan expense	44.8	42.2	40.7

Accrued liability for multi-employer and defined contribution plans included in other liabilities at the end of the period	14.0	12.8	10.8

The components of net periodic benefit cost for defined benefit plans are as follows:

	UK pension plans
	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Service cost	1.9	1.8	3.1
Interest cost	21.0	19.5	19.9
Expected return on plan assets	(24.3)	(23.6)	(23.8)
Amortization of prior service cost	0.4	0.4	0.4
Amortization of transition obligation	(0.4)	(1.3)	(1.4)
Amortization of actuarial loss	4.2	2.1	1.7
Loss/(gain) on curtailments and settlements	0.1	1.7	(0.6)

Net periodic benefit expense/(income)	2.9	0.6	(0.7)

Weighted average assumptions used to determine net periodic benefit costs
Discount rate	5.00%	5.75%	5.75%
Rate of compensation increase	4.00%	4.00%	4.00%
Expected return on plan assets	6.54%	7.28%	7.23%

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

	Non-UK pension plans
	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Service cost	14.0	10.0	9.7
Interest cost	41.5	42.8	43.8
Expected return on plan assets	(40.8)	(35.8)	(38.2)
Amortization of prior service cost	0.5	0.5	0.5
Amortization of transition asset	3.7	0.5	0.5
Amortization of actuarial loss	18.7	17.5	12.1
Loss/(gain) on curtailments and settlements	0.4	0.2	(2.8)
Special termination benefits	—	(2.5)	—

Net periodic pension expense	38.0	33.2	25.6

Weighted average assumptions used to determine net periodic benefit costs
Discount rate	5.34%	5.87%	5.95%
Rate of compensation increase	5.40%	5.40%	5.39%
Expected return on plan assets	7.93%	7.78%	8.16%

The components of net periodic benefit cost for other post-retirement benefits are as follows:

	Other post-retirement benefits
	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Service cost	0.4	0.8	0.8
Interest cost	10.1	12.1	13.7
Amortization of prior service cost	(2.8)	(2.5)	(1.5)
Amortization of actuarial gain	(4.1)	(4.5)	—
Gain on curtailments and settlements	—	(8.0)	(2.1)

Net periodic benefit expense /(income)	3.6	(2.1)	10.9

Weighted average assumptions used to determine net periodic benefit costs
Discount rate	5.44%	6.00%	6.15%
Ultimate medical trend rate	4.33%	4.18%	4.50%

Effective December 30, 2006, the Company adopted the recognition provisions of SFAS158 ”Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements no. 87,88,106, and 132(R)”. Accordingly, the Company’s statement of financial position as at December 30, 2006 reflects the funded status of its defined benefit pension and other post-retirement benefit plans. SFAS158 cannot be applied retrospectively and, therefore, the Company’s statement of financial position as at December 31, 2005 has not been restated and does not reflect the funded status of those plans. An explanation of the Company’s basis of accounting for defined benefit pension and other post-retirement benefit plans both before and after adoption of the recognition provisions of SFAS158 together with an analysis of the financial effect of adopting those provisions is set forth in note 2.

The Company has not yet adopted the measurement provisions of SFAS158 and continues to use a measurement date three months before the fiscal year end for the majority of its plans.

Changes in the pension and other post-retirement benefit obligations, fair value of plan assets and the amounts recognized in the consolidated statement of financial position are shown below:

	Pension benefits						Other benefits
	Year ended December 30, 2006			Year ended December 31, 2005			Year ended December 30, 2006	Year ended December 31, 2005
	UK plans	Non-UK plans	Total	UK plans	Non-UK plans	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Benefit obligation
Benefit obligation at end of prior year	401.6	799.4	1,201.0	366.4	753.7	1,120.1	195.6	213.8
Service cost	1.9	14.0	15.9	1.8	10.0	11.8	0.4	0.8
Interest cost	21.0	41.5	62.5	19.5	42.8	62.3	10.1	12.1
Plan amendments	—	0.8	0.8	—	0.6	0.6	—	(1.3)
Actuarial loss /(gain)	6.1	(6.5)	(0.4)	75.1	52.2	127.3	2.6	(1.0)
Acquisitions	—	19.2	19.2	—	—	—	0.3	—
Divestitures	—	—	—	(1.7)	—	(1.7)	—	—
Curtailments	—	(1.2)	(1.2)	—	(0.2)	(0.2)	—	—
Settlements	(0.5)	(1.5)	(2.0)	(0.9)	(0.5)	(1.4)	—	(10.2)
Special termination benefits	—	—	—	—	(3.6)	(3.6)	—	—
Disbursements and benefits paid	(19.5)	(55.7)	(75.2)	(15.7)	(53.0)	(68.7)	(18.8)	(19.2)
Contributions by participants	0.5	0.3	0.8	0.2	0.2	0.4	—	—
Foreign currency translation	56.9	2.1	59.0	(43.1)	(2.8)	(45.9)	0.1	0.6

Benefit obligation at end of year	468.0	812.4	1,280.4	401.6	799.4	1,201.0	190.3	195.6

Plan assets
Fair value of plan assets at end of prior year	350.8	536.5	887.3	346.6	466.1	812.7	—	—
Actual return on plan assets	30.1	43.4	73.5	52.9	50.7	103.6	—	—
Acquisitions	—	19.8	19.8	—	—	—	—	—
Divestitures	—	—	—	(1.7)	—	(1.7)	—	—
Settlements	(0.5)	(1.7)	(2.2)	(0.9)	(0.9)	(1.8)	—	—
Disbursements and benefits paid	(19.5)	(55.7)	(75.2)	(15.7)	(53.0)	(68.7)	(18.8)	(19.2)
Company contributions	7.4	53.3	60.7	8.4	73.1	81.5	18.8	19.2
Contributions by participants	0.5	0.3	0.8	0.2	0.2	0.4	—	—
Foreign currency translation	50.3	(0.1)	50.2	(39.0)	0.3	(38.7)	—	—

Fair value of plan assets at end of year	419.1	595.8	1,014.9	350.8	536.5	887.3	—	—

Funded status:
– Assets less than benefit obligation	(48.9)	(216.6)	(265.5)	(50.8)	(262.9)	(313.7)	(190.3)	(195.6)
– Contributions after measurement date	1.6	4.1	5.7	1.4	4.2	5.6	3.1	4.4

Funded status after contributions	(47.3)	(212.5)	(259.8)	(49.4)	(258.7)	(308.1)	(187.2)	(191.2)
Unrecognized net actuarial loss/(gain)	n/a	n/a	n/a	70.9	248.3	319.2	n/a	(55.1)
Unrecognized net (asset)/liability at transition	n/a	n/a	n/a	(0.4)	4.7	4.3	n/a	—
Unrecognized prior service cost	n/a	n/a	n/a	0.5	3.0	3.5	n/a	(19.5)

Net amount recognized	(47.3)	(212.5)	(259.8)	21.6	(2.7)	18.9	(187.2)	(265.8)

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

	Pension benefits						Other benefits
	Year ended December 30, 2006			Year ended December 31, 2005			Year ended December 30, 2006	Year ended December 31, 2005
	UK plans	Non-UK plans	Total	UK plans	Non-UK plans	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Amounts recognized in the consolidated statement of financial position
Current assets:
– Prepaid benefit costs	n/a	n/a	n/a	—	1.6	1.6	n/a	—
Non-current assets:
– Intangible assets	n/a	n/a	n/a	0.6	6.0	6.6	n/a	—
– Pension surpluses	5.4	1.1	6.5	n/a	n/a	n/a	—	—
Current liabilities:
– Benefit obligations	–	(5.4)	(5.4)	n/a	n/a	n/a	(16.5)	—
– Liabilities related to assets held for sale	(1.9)	(13.4)	(15.3)	—	—	—	(3.1)	—
Non-current liabilities:
– Benefit obligations	(50.8)	(194.8)	(245.6)	(48.6)	(201.3)	(249.9)	(167.6)	(265.8)
Minimum pension liability	n/a	n/a	n/a	69.6	191.0	260.6	n/a	—

Net amount recognized	(47.3)	(212.5)	(259.8)	21.6	(2.7)	18.9	(187.2)	(265.8)

As at December 30, 2006, the amounts included in accumulated other comprehensive income that have not yet been recognized as a component of the net periodic benefit cost were as follows:

	Pension benefits			Other benefits
	UK plans	Non-UK plans	Total	All plans
	$ million	$ million	$ million	$ million
Net actuarial loss/(gain)	76.6	219.7	296.3	(48.6)
Net liability at transition	—	1.0	1.0	—
Prior service cost/(benefit)	0.1	3.1	3.2	(16.7)

Net amount recognized	76.7	223.8	300.5	(65.3)

As at December 30, 2006, the amounts included in accumulated other comprehensive income that are expected to be recognized as a component of the net periodic benefit cost in fiscal 2007 were as follows:

	Pension benefits			Other benefits
	UK plans	Non-UK plans	Total	All plans
	$ million	$ million	$ million	$ million
Net actuarial loss/(gain)	3.7	15.9	19.6	(4.4)
Prior service cost/(benefit)	0.2	0.5	0.7	(2.7)

Net amount expected to be recognized	3.9	16.4	20.3	(7.1)

The accumulated benefit obligation for all defined benefit pension plans was $1,219.1 million at December 30, 2006 and $1,133.9 million at December 31, 2005. The accumulated benefit obligation has been calculated in accordance with Approach 1 described in EITF88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan”.

	Pension benefits						Other benefits
	Year ended December 30, 2006			Year ended December 31, 2005			Year ended December 30, 2006	Year ended December 31, 2005
	UK plans	Non-UK plans	Total	UK plans	Non-UK plans	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Increase/(decrease) in minimum pension liability included in other comprehensive income, net of intangible assets	8.3	(23.3)	(15.0)	42.9	8.9	51.8	n/a	n/a

Information regarding pension plans in which projected benefit obligations (inclusive of anticipated future compensation increases) and accumulated benefit obligations exceed plan assets:

	As at December 30, 2006			As at December 31, 2005
	UK plans	Non-UK plans	Total	UK plans	Non-UK plans	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Projected benefit obligation	(432.9)	(793.5)	(1,226.4)	(370.9)	(797.7)	(1,168.6)
Accumulated benefit obligation	(427.0)	(739.7)	(1,166.7)	(363.8)	(738.2)	(1,102.0)
Fair value of plan assets	378.6	575.9	954.5	316.9	534.8	851.7

The major assumptions used in valuing year end pension and post-retirement plan obligations were as follows:

	Pension benefits				Other benefits
	As at December 30, 2006		As at December 31, 2005		As at December 30, 2006	As at December 31, 2005
	UK plans	Non-UK plans	UK plans	Non-UK plans
Weighted average assumptions used to determine benefit obligations at year end
Discount rate	5.01%	5.55%	5.00%	5.34%	5.65%	5.44%
Rate of compensation increase	4.00%	5.35%	4.00%	5.39%	n/a	n/a
Ultimate medical trend rate	n/a	n/a	n/a	n/a	4.33%	4.18%

Pension plan assets

Pension plan assets are invested in equity securities, bonds and other fixed income securities, money market instruments, and insurance contracts. The Company’s weighted average worldwide actual asset allocations at December 30, 2006 and December 31, 2005 by asset category are as follows:

	Plan assets
	As at December 30, 2006	As at December 31, 2005	Target allocation
Asset category
Equity securities	58%	60%	50-70%
Fixed income securities	38%	35%	30-40%
Other assets	4%	5%	—

Total	100%	100%	100%

The return and risk expectations for each asset class incorporate assumptions about historical return relationships, current financial market conditions and the degree of global capital market integration. The assumptions used have been derived from rigorous historical performance analysis combined with forward-looking views of the financial markets as revealed through (a) the yield on long-term bonds and (b) the price earnings ratios of the major stock market indices. The actuaries review analyses of historical risk and the correlation of the return on asset classes and apply subjective judgment based on their knowledge of the Company’s plans. The result of this analysis is incorporated into a risk matrix from which expected long-term risk premiums for each asset class are developed. The nominal return expectations are determined by combining the asset class risk premiums with expected inflation and real risk-free rate assumptions. As a final consideration, the nominal return assumptions are blended with current market conditions to develop long-term equilibrium expectations.

The Company’s investment strategy for pension plan assets includes diversification to minimize interest and market risks. On December 1, 2005 the Tomkins North American Retirement Board redenominated existing fixed income assets in the US defined benefit pension plans amounting to $152.0 million and entered into $308.0 million of US dollar denominated interest rate swaps with a combined average duration of 11.5 years. This has resulted in a hedge of the interest rate risk inherent in the accrued benefit obligation of the plans, whereby future changes in the accrued benefit obligation arising from changes in the interest rate will be matched by equal and opposite movements in the value of the assets, protecting the deficit from future interest rate changes. In general, the investment strategy for non-US plans does not involve the use of derivative financial instruments. Plan assets are rebalanced periodically to maintain target asset allocations. Maturities of investments are not necessarily related to the timing of expected future benefit payments, but adequate liquidity to make immediate and medium-term benefit payments is ensured.

Contributions

The Company’s funding policy for its defined benefit plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. Post-retirement health and life insurance benefits are funded as incurred. The Company expects to contribute approximately $65.1 million to its pension plans during fiscal 2007.

Benefit payments

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid:

	Pension benefits			Other benefits
	UK plans	Non-UK plans	Total	All plans
	$ million	$ million	$ million	$ million
Fiscal years
2007	18.2	61.7	79.9	16.8
2008	20.4	55.9	76.3	16.9
2009	19.4	56.7	76.1	16.9
2010	20.4	57.1	77.5	16.8
2011	20.8	58.1	78.9	16.6
2012-2016	115.1	289.9	405.0	74.5

38

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

Health care cost trends and the impact of the Medicare Prescription Act of 2003

The weighted average annual rate of increase in the per-capita cost of covered benefits (i.e. health care cost trend rate) is assumed to be 7.94% for fiscal 2007, reducing gradually to 4.33% by fiscal 2017 and remaining at that level thereafter. A one percentage point change in the assumed health care cost trend rate would have the following effects as of December 30, 2006:

	1% point increase	1% point decrease
	$ million	$ million
Effect on the total of service and interest cost	0.9	0.9
Effect on the post-retirement benefit obligation	15.1	15.1

20. Share-based compensation

A. Background

The Company operates a number of share-based compensation plans to provide incentives to its senior management and other eligible employees. Details of the plans in respect of which options and awards were outstanding as at December 31, 2005 are set out below.

The Company adopted SFAS123(R)“Share-based Payment” using the modified prospective method with an effective date of January 2, 2005. Prior to adopting SFAS123(R), the Company accounted for share-based compensation using the intrinsic value method prescribed in APB25 “Accounting for Stock Issued to Employees”. The Company’s financial statements for fiscal 2004 have not been restated to reflect the adoption of SFAS123(R). Pro forma information on the effect on the Company’s net income and net income per common share for fiscal 2004 had the Company previously accounted for share-based compensation using the fair value method prescribed in SFAS123 ”Accounting for Stock-based Compensation” is presented in note 2.

The compensation expense recognized in income and the related income tax benefit in respect of share-based compensation plans was as follows:

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Awards classified as:
– Equity	8.9	15.4	4.3
– Liabilities	6.7	1.1	2.3

Total compensation expense	15.6	16.5	6.6
Income tax charge/(benefit)	0.1	–	(2.4)

Effect on net income	15.7	16.5	4.2

B. Share options

Following a review by management in fiscal 2004, it was decided that the Company’s executive share option plans would not be renewed when they lapsed for the purposes of new grants in May 2005. Accordingly, no new options were granted under these plans during fiscal 2006. Options will continue to be granted from time to time under the Tomkins 2005 Sharesave Scheme, a savings related share option plan which is open to employees who are resident for tax purposes in the United Kingdom. Options granted under the Tomkins 2005 Sharesave Scheme generally vest on the fifth anniversary of the grant date and expire if they are not exercised within six months of the vesting date.

Details of the share option plans that are closed for the purposes of new grants but under which options were outstanding as at December 30, 2006 are as follows:

Tomkins Executive Share Option Scheme No. 3 (“ESOS 3”) and The Tomkins Executive Share Option Scheme No. 4 (“ESOS 4”)

Options granted under ESOS 3 and ESOS 4 cannot generally be exercised until the third anniversary of the date of grant and until the performance condition has been satisfied. The performance condition will be achieved if the rate of increase of the Company’s earnings per share exceeds the growth in the United Kingdom Retail Prices Index by an average of 2% per annum over any three-year period after the option is granted based on a simple arithmetic calculation that is made annually when the Company’s results are known. In any event, options granted under these plans generally expire if they are not exercised by the tenth anniversary of the grant date.

Tomkins Premium Priced Option

The Tomkins Premium Priced Option was an option specifically and solely granted to James Nicol as part of the incentive package to attract him to the Company. It consists of a non-transferable option to acquire 5,076,142 shares granted on February 11, 2002. The price per share payable on the exercise of the option will be 338 cents in respect of 2,538,072 shares (“A option shares”), 474 cents in respect of 1,522,842 shares (“B option shares”) and 592 cents in respect of 1,015,228 shares (“C option shares”). No performance conditions were attached to these options. The options vested as to one-third of A, B and C option shares on February 18, 2003, one-third of A, B and C option shares on February 18, 2004 and as to one-third of A, B and C option shares on February 18, 2005. The option will expire on February 11, 2012 or earlier in certain circumstances.

Ongoing Option

The Ongoing Option was also an option specifically and solely granted to James Nicol on February 11, 2002, as part of the incentive package to attract him to the Company. It consisted of a non-transferable option to acquire 1,522,842 shares at 338 cents, which could not be exercised before February 18, 2005 and unless and until the performance condition has been satisfied or waived. The performance condition was such that the option would vest if, on or after the third anniversary of the date of grant, the rate of increase of the Company’s earnings per share over any three-year period was equal to or greater than the rate of increase of the United Kingdom Retail Prices Index plus 9%. The performance condition has now been met and the option vested on February 18, 2006. Mr Nicol exercised the option over 972,842 shares during fiscal 2006. The remaining option over 550,000 shares will expire on February 11, 2012 or earlier in certain circumstances.

The Tomkins 2005 Sharesave Scheme

The Tomkins 2005 Sharesave Scheme is open to employees who are resident for tax purposes in the United Kingdom. Options granted under this plan generally vest on either the third, the fifth or the seventh anniversary of the grant date and expire if they are not exercised within six months of the vesting date. The Tomkins 2005 Sharesave Scheme replaced The Tomkins Savings Related Share Option Scheme No.2. which was a similar plan that lapsed for the purposes of new grants during fiscal 2005.

Changes in the total number of options outstanding during the period were as follows:

	Options Number	Weighted average exercise price Cents
Outstanding as at December 31, 2005	28,429,132	401.78
Granted during the period	233,939	493.97
Forfeited during the period	(1,026,815)	417.97
Exercised during the period	(7,140,701)	385.09

Outstanding as at December 30, 2006	20,495,555	475.80

Exercisable as at December 30, 2006	13,743,098	477.38

Options that were outstanding but were not exercisable as at December 30, 2006 had a total intrinsic value of $1.0 million and a weighted average remaining contractual term of 6.7 years. The Company expects to recognize an aggregate compensation expense of $2.7 million in respect of options that were not exercisable as at December 30, 2006 over their weighted average remaining period to vesting of 1.3 years.

Options that were exercisable as at December 30, 2006 had a total intrinsic value of $5.2 million and a weighted average remaining contractual term of 5.8 years.

The Company’s policy is generally to issue new shares to satisfy options exercised under its share option plans.

During fiscal 2006, the Company received $27.3 million (fiscal 2005: $0.7 million, fiscal 2004: $2.2 million) in cash from the exercise of share options whose total intrinsic value was $15.9 million (fiscal 2005: $0.1 million, fiscal 2004: $0.9 million). The tax benefit realized by the Company on the exercise of these options was $nil (fiscal 2005: $nil, fiscal 2004: $0.3 million).

The compensation expense recognized in respect of share options is based on their fair value at the grant date calculated using the Black-Scholes option-pricing model.

Assumptions made in calculating the fair values of options granted were as follows:

	Year ended December 30, 2006		Year ended December 31, 2005		Year ended January 1, 2005
Options granted	233,939		419,297		6,853,762
Weighted average fair value	195.48	c	158.39	c	128.13	c
Weighted average assumptions:
– Share price	617.46	c	495.66	c	457.03	c
– Exercise price	493.97	c	396.53	c	436.43	c
– Expected volatility	28.94%		30.46%		31.50%
– Expected term	4.55 years		5.25 years		5.83 years
– Risk free interest rate	4.50%		3.84%		4.51%
– Expected dividends	23.84	c	22.88	c	21.91	c

Expected volatility was determined based on the historical volatility of the market price of the Company’s ordinary shares over the shorter of the expected life of the options and the period since the beginning of the Company’s fiscal year ended April 30, 2002 when, following a period of significant demerger activity, the Company was refocused on its remaining core businesses. Adjustments have been made to the expected term used in the model to reflect the effects of non-transferability, exercise restrictions and behavioral considerations, where available based on historical experience of similar awards.

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

In fiscal 2006, the compensation expense recognized in respect of share options was $7.0 million (fiscal 2005: $9.8 million, fiscal 2004: $0.6 million) which included $6.7 million in respect of awards granted under ESOS3, ESOS4 and the Ongoing Option which, until such time as they vest, are classified as liabilities under SFAS123(R).

C. Other awards

Details of the other equity-settled plans operated by the Company under which awards were outstanding as at December 30, 2006 are as follows:

Annual Bonus Incentive Plan (“ABIP”)

The Company’s executive Directors and other senior executives participate in the Annual Bonus Incentive Plan (”ABIP”). Each participant in the plan receives a percentage of “bonusable profit” of the business for which he or she has responsibility. Bonusable profit is based on operating profit less a charge for tax and a charge for invested capital. Bonusable profit may also be adjusted for restructuring costs and, with the approval of the Remuneration Committee, certain other items such as gains or losses on the disposal and exit of businesses.

Senior participants receive their bonus as to four-sevenths in cash, one-seventh in bonus shares and two-sevenths in deferred shares. Other participants receive their bonus as to three-quarters in cash, one-twelfth in bonus shares and one-sixth in deferred shares. Bonuses are paid at the end of June, September and December based on 75% of the bonus earned to the end of the previous quarter, with the balance of the full entitlement to the bonus for the fiscal year paid at the end of March following the fiscal year-end.

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

Tomkins 2006 Performance Share Plan (“PSP”)

The Company’s executive Directors and other senior executives participate in the PSP under which the first awards were made in fiscal 2006. Awards made under the PSP consist of deferred shares that do not generally vest until the third anniversary of the date of grant and provided the performance condition has been satisfied. The performance condition is based on comparison of the Company’s annualised total shareholder return (“TSR”) over the vesting period (subject to a maximum) and its cost of equity. If the Company’s annualised TSR does not exceed its cost of equity over the vesting period, the award will not vest. If the Company’s annualised TSR exceeds its cost of equity and is equal to or exceeds the maximum TSR, the award will vest in full. If the Company’s annualised TSR exceeds its cost of equity but does not exceed the maximum TSR, the award will vest on a pro-rata basis determined by the excess of the Company’s annualised TSR over its cost of equity as a percentage of the difference between the Company’s cost of equity and the maximum TSR.

Share Matching Scheme (“SMS”)

In the event that restricted shares vested under a now expired plan, the Tomkins Restricted Share Plan (“RSP”), the SMS provided for up to two conditional matching awards. Each matching award was for the number of shares that had vested under the RSP with proportionate reductions in the event that the participant disposed of any shares that had vested under the RSP. The first matching award under the SMS was subject to forfeiture if the participant left the Company before the second anniversary of the grant date. The second matching award was made when the first matching award vested and was subject to forfeiture if the participant left the Company before the second anniversary of the grant date. The final award under the SMS was made during fiscal 2005 and the plan is now closed for the purposes of new awards.

Changes in the total number of awards outstanding under these plans during fiscal 2006 were as follows:

	Awards Number	Weighted average grant date fair value Cents
Outstanding as at December 31, 2005	3,222,997	468.10
Granted during the period	9,509,604	216.68
Forfeited during the period	(283,851)	193.13
Vested during the period	(672,167)	481.56

Outstanding as at December 30, 2006	11,776,583	290.55

During fiscal 2006, awards were made over 1,643,031 ordinary shares under ABIP and over 7,866,573 ordinary shares under the PSP.

The Company expects to recognize an aggregate compensation expense of $17.4 million in respect of awards that had not vested as at December 30, 2006 over their weighted average remaining period to vesting of 2.5 years.

The total intrinsic value of awards that vested under these plans during fiscal 2006 was $2.9 million (fiscal 2005: $nil, fiscal 2004: $2.9 million). The tax benefit realized by the Company on the vesting of these awards was $4.6 million (fiscal 2005: $nil, fiscal 2004: $1.0 million).

The fair value of awards made under the ABIP is measured based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. The weighted average fair value of the awards made under these schemes during the period was 488.58 cents (fiscal 2005: 466.12 cents).

The fair value of awards made under the PSP is measured using a Monte-Carlo valuation model.

Assumptions made in calculating the fair value of awards granted under the PSP were as follows:

	Year ended December 30 2006
Weighted average fair value	159.87	c
Weighted average assumptions:
– Expected volatility	23.01%
– Expected life	2.78 years
– Risk free interest rate	4.75%
– Dividend yield	4.73%

Expected volatility was determined based on the historical volatility of the market price of the Company’s ordinary shares over the expected life of the awards.

In fiscal 2006, the compensation expense recognized in respect of other awards was $8.6 million (fiscal 2005: $6.7 million, fiscal 2004: $6.0 million). In fiscal 2005, the compensation expense included $1.1 million (fiscal 2004: $2.3 million) in respect of the Deferred Matching Share Purchase Plan which was introduced for James Nicol as part of the incentive package to attract him to the Company. Under the terms of his contract, Mr Nicol was entitled to elect to receive a cash payment in lieu of shares and for this reason the award to him under this plan was classified as a liability. In the event, Mr Nicol elected to receive cash and the Company’s obligation under the plan was settled on February 28, 2005.

21. Capital leases

Future minimum lease payments under capital leases that had initial or remaining non-cancellable lease terms in excess of one year as at December 30, 2006 were as follows:

$ million
Fiscal year
2007	3.7
2008	3.6
2009	2.8
2010	2.7
2011	2.1
Thereafter	7.5

Total minimum payments	22.4
Less: Future interest	(4.3)

Total principal payable	18.1

22. Commitments under operating leases

Future minimum lease payments under operating leases that had initial or remaining non-cancellable lease terms in excess of one year as at December 30, 2006 were as follows:

$ million
Fiscal year
2007	48.3
2008	40.6
2009	35.0
2010	26.4
2011	22.9
Thereafter	106.3

Total minimum payments	279.5

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

The rental expense recognized in respect of assets held under operating leases was as follows:

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Land and buildings	28.5	26.7	26.5
Plant and machinery	17.2	10.9	12.8

Total operating lease rental expense	45.7	37.6	39.3

23. Capital commitments

As at December 30, 2006, the Company had entered into contractual commitments for the purchase of property, plant and equipment amounting to $39.1 million (December 31, 2005: $63.7 million).

24. Contingencies

The Company is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The Directors do not anticipate that the outcome of any of these proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position. As at December 30, 2006, the Company had issued unused letters of credit amounting to $169.1 million (December 31, 2005: $130.3 million).

25. Guarantees

The Company has guaranteed the borrowing facilities of certain of its subsidiaries. The maximum borrowings permitted under these facilities as at December 30, 2006 was $1,632.3 million (December 31, 2005: $1,403.0 million). Drawings against these facilities as at December 30, 2006 amounted to $890.3 million (December 31, 2005: $758.1 million).

One of the Company’s subsidiaries has guaranteed the Company’s borrowings under the Euro Medium Term Note Program amounting to $293.6 million (December 31, 2005: $257.5 million).

26. Restructuring

The Company defines restructuring expenses to include charges incurred with respect to exit or disposal activities accounted for in accordance with SFAS146 “Accounting for Costs Associated with Exit or Disposal Activities”, employee severance costs incurred as a result of an exit or disposal activity accounted for in accordance with SFAS88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and SFAS112 “Employers’ Accounting for Postemployment Benefits”, and pension and other post-employment benefit costs incurred as a result of an exit or disposal activity accounted for in accordance with SFAS87 “Employers’ Accounting for Pensions” and SFAS106 “Employers’ Accounting for Postretirement Benefits other than Pensions”.

The Company has undertaken various restructuring activities to streamline its operations, consolidate and take advantage of available capacity and resources, and ultimately achieve net cost reductions. Restructuring activities include efforts to integrate and rationalize the Company’s businesses and to relocate manufacturing operations to lower cost locations.

During fiscal 2006, restructuring costs recognized in the income statement amounted to $36.5 million (fiscal 2005: $39.0 million).

Provisions for restructuring costs were as follows:

	Employee- related	Fixed asset write-downs	Other costs	Total
	$ million	$ million	$ million	$ million
Balance as at January 3, 2004	11.5	—	7.9	19.4
Cash expenditure	(7.6)	—	(23.5)	(31.1)
Non-cash expenditure	—	(9.0)	(1.4)	(10.4)
Charged to income	6.2	9.0	18.9	34.1
Foreign currency translation	0.1	—	—	0.1

Balance as at January 1, 2005	10.2	—	1.9	12.1
Cash expenditure	(7.5)	—	(11.9)	(19.4)
Non-cash expenditure	—	(8.0)	(7.9)	(15.9)
Charged to income	10.1	8.0	20.9	39.0
Foreign currency translation	(0.7)	—	(0.2)	(0.9)

Balance as at December 31, 2005	12.1	—	2.8	14.9
Cash expenditure	(16.6)	—	(22.5)	(39.1)
Non-cash expenditure	—	(3.3)	—	(3.3)
Charged to income	12.7	3.3	20.5	36.5
Foreign currency translation	1.0	—	0.2	1.2

Balance as at December 30, 2006	9.2	—	1.0	10.2

Industrial & Automotive

In Power Transmission, Stackpole’s pump components facility at Ontario, Canada was closed and production was transferred to a new facility at Ancaster, Canada. In Fluid Power, fiscal 2006 saw the initial transfer of machining, coupling assembly and testing equipment operations from St. Neots, UK to a new facility at Karvina, Czech Republic. It is expected that this project will be completed during fiscal 2007.

Building Products

In Air Systems Components, the rationalization of production facilities continued including, in particular, the closure of the Lima, Ohio facility and the decision to close the New Holland, Michigan facility in fiscal 2007 and transfer production to a lower cost facility in Mexico.

Segmental analysis of income statement expense:

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Industrial & Automotive:
– Power Transmission	11.7	1.9	8.6
– Fluid Power	5.7	(1.6)	1.8
– Fluid Systems	0.7	0.7	4.7
– Other Industrial & Automotive	0.6	3.0	5.2

	18.7	4.0	20.3

Building Products:
– Air Systems Components	5.9	5.2	1.8
– Other Building Products	—	(0.1)	3.1

	5.9	5.1	4.9

	24.6	9.1	25.2

Discontinued operations	11.9	29.9	8.9

	36.5	39.0	34.1

Consolidated financial statements prepared in accordance with US GAAP

Notes to the financial statements continued

Segmental analysis of restructuring provisions:

	As at December 30, 2006	As at December 31, 2005	As at January 1, 2005
	$ million	$ million	$ million
Industrial & Automotive:
– Power Transmission	2.4	2.0	0.4
– Fluid Power	4.6	—	2.4
– Fluid Systems	0.5	—	0.9
– Other Industrial & Automotive	—	2.0	1.1

	7.5	4.0	4.8

Building Products:
– Air Systems Components	—	4.2	4.5
– Other Building Products	—	—	0.5

	—	4.2	5.0

	7.5	8.2	9.8

Discontinued operations	2.7	6.7	2.3

	10.2	14.9	12.1

The cumulative expense recognized prior to December 30, 2006 in relation to restructuring projects ongoing as at that date was $32.9 million.

As at December 30, 2006, the Company expected to recognize further expenses in relation to ongoing restructuring amounting to $15.7 million, all of which will be incurred in fiscal 2007.

27. Capital structure

The Company’s issued share capital comprises ordinary shares of 5p each (“common shares”) and convertible cumulative preference shares of $50 each (“preferred shares”).

Preferred shares

On July 29, 1996, the Company issued 10,532,732 preferred shares in connection with the acquisition of The Gates Corporation. The preferred shares were issued on terms that they could be converted at any time, at the shareholder’s option, into fully paid common shares on the basis of 9.77 common shares for every preferred share so converted. At the date of issue, the conversion terms of the preferred shares were equivalent to a price of 334p per common share. On March 9, 2006, 7,800,000 of the preferred shares held by B-C Management LLC as nominee for Bear Creek Inc. (“Bear Creek”) a corporate trustee administering certain Gates family trusts, and The Gates Family Foundation (“Gates”) were converted into 76,205,998 fully paid common shares. Following the conversion, the common shares issued were placed on behalf of Bear Creek and Gates amongst institutional investors. During 2006, a further 37,636 preferred shares were converted into 367,699 fully paid common shares.

Since July 26, 2006, the Company has had the option to redeem at any time all or any of the issued and outstanding preferred shares.

Until such time as the preferred shares are converted or redeemed, the holders of the preferred shares have a right to receive dividends at an annual rate of 5.560% in preference to the holders of the common shares.

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

28. Related party transactions

Dongfeng-Fuji-Thomson Thermostat Co Ltd

Dongfeng-Fuji-Thomson Thermostat Co Ltd (“Dongfeng-Fuji-Thomson”) is an associate in which the Company has a 32% interest. During the period, Standard-Thomson Corporation (“Standard-Thomson”), a wholly-owned subsidiary, purchased thermostats and thermostat components from Dongfeng-Fuji-Thomson amounting to $1,892,558 (fiscal 2005: $1,104,979). Also during the period, Standard-Thomson sold thermostat components to Dongfeng-Fuji-Thomson amounting to $50,857 (fiscal 2005: $72,682). As at December 30, 2006, there was a nil balance outstanding in respect of these transactions (December 31, 2005: $nil).

Ideal International SA

Ideal International SA (“Ideal International”) is an associate in which the Company has a 40% interest. During the period, Ideal, a wholly-owned subsidiary, sold parts and other items and provided technical assistance to Ideal International amounting to $424,614 (fiscal 2005: $251,279). As at December 30, 2006, $239,710 was receivable from Ideal International in respect of these transactions (December 31, 2005: $181,467).

IGC, LLC

During the period, the Group purchased aviation services under an agreement with IGC, LLC and GForce Aviation, LLC. IGC, LLC is wholly-owned by the Gates family, certain of whom have an interest in the Company’s preferred shares. The agreement was entered into on an arm’s length basis and the services provided are used strictly for corporate travel to the Company’s diverse locations within North America and only if there is no convenient lower cost alternative available to the Company’s employees. The agreement permits the Company to purchase an unlimited number of aircraft flying hours at the rate of $2,700 per flying hour, plus $1,500 per day for crew, plus $2,100 per month to cover insurance costs. During fiscal 2006, the Company recognized an expense of $98,900 (fiscal 2005: $147,870) in respect of these services. As at December 30, 2006, $15,999 was payable to IGC, LLC in respect of these transactions (December 31, 2005: $2,100).

Lu Hai Rubber Metal Company Ltd

Lead-Pro Industrial Ltd is the minority shareholder in the Company’s 60% owned subsidiary, Schrader-Lu Hai Rubber Metal (Kunshan) Co Ltd (“Schrader-Lu Hai”). During the period, Schrader-Lu Hai incurred fees for materials processing services provided by Lu Hai Rubber Metal Company Ltd, a subsidiary of Lead-Pro Industrial Ltd, amounting to $234,063 (fiscal 2005: $204,250). As at December 30, 2006, there was a nil balance outstanding in respect of these transactions (December 31, 2005: $nil).

Nitta Corporation

Nitta Corporation (“Nitta”) is the minority shareholder in the Company’s 51% owned subsidiary, Gates Unitta Asia Company Ltd (“Gates Unitta”). During the period, a number of transactions took place between these companies in the ordinary course of business. Sales of automotive and industrial products by Gates Unitta to Nitta amounted to $46,561,083 (fiscal 2005: $42,415,546). Gates Unitta incurred sales commission due to Nitta amounting to $4,337,518 (fiscal 2005: $4,032,774), purchased raw materials from Nitta amounting to $33,609,008 (fiscal 2005: $35,084,916), incurred rent payable to Nitta amounting to $7,355,202 (fiscal 2005: $7,616,954) and incurred fees for administrative services provided by Nitta amounting to $7,301,674 (fiscal 2005: $8,298,114). As at December 30, 2006, the net amount receivable from Nitta Corporation in respect of these transactions was $461,547 (December 31, 2005: $459,840).

Nitta is also the minority shareholder in the Company’s 51% owned subsidiary, Gates Korea Company Ltd (“Gates Korea”). During the period, Gates Korea purchased raw materials from Nitta amounting to $3,510,908 (fiscal 2005: $3,483,730). As at December 30, 2006, $849,161 was payable to Nitta in respect of these transactions (December 31, 2005: $844,528).

Pyung Hwa CMB Co Ltd

Pyung Hwa CMB Co Ltd (“Pyung Hwa”) is an associate in which the Company has a 21% interest. During the period, Gates Korea Company Ltd, a 51% owned subsidiary, purchased raw materials from Pyung Hwa amounting to $8,222,799 (fiscal 2005: $8,412,091). As at December 30, 2006, $2,011,138 was payable to Pyung Hwa in respect of these transactions (December 31, 2005: $2,330,424).

Winhere Auto Part Manufacturing Co Ltd

Dexon Investments Limited (“Dexon”) is the minority shareholder in the Company’s 60% owned subsidiary, Winhere LLC, that was incorporated during 2006. On July 19, 2006, Winhere LLC, through its wholly-owned subsidiary, Gates Winhere Automotive Pump Products (Yantai) Co Ltd (“Gates Winhere”), acquired the business and assets of the water pump manufacturing operations of Winhere Auto Part Manufacturing Co Ltd (“Winhere”), a fellow subsidiary of Dexon, for $8.7 million in cash. During the period since the acquisition, sales by Gates Winhere to Winhere amounted to $1,574,864 and Gates Winhere incurred rent payable to Winhere amounting to $59,570. As at December 30, 2006, there was a nil balance outstanding in respect of these transactions.

29. Allowance for doubtful accounts

The movements in the allowance for doubtful accounts are as follows:

	Year ended December 30, 2006	Year ended December 31, 2005	Year ended January 1, 2005
	$ million	$ million	$ million
Balance at the beginning of the period	13.5	11.7	15.8
Charged to income	1.7	5.4	1.3
Charged to other accounts*	—	(1.3)	(1.3)
Utilized	(3.0)	(1.6)	(4.9)
Foreign currency translation	0.9	(0.7)	0.8

Balance at the end of the period	13.1	13.5	11.7

*	Includes the movements arising from the acquisition and disposal of subsidiaries.

30. Subsequent event

On February 13, 2007, the Company announced that it had reached agreement to sell Lasco Fittings Inc. to Aalberts Industries US Holding Corp., a subsidiary of Aalberts Industries NV. Completion of the sale took place on February 23, 2007.

Signature

Tomkins plc hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TOMKINS plc

/s/ Kenneth Lever
By:	Kenneth Lever
Chief Financial Officer

May 10, 2007

Exhibit Index

1.1	Memorandum and Articles of Association of the Company. (4)

4.1	The rules of the Tomkins Executive Share Option Scheme No. 3. (1)

4.2	The rules of the Tomkins Executive Share Option Scheme No. 4. (1)

4.3	Service Agreement, dated February 11, 2002 between Tomkins plc and James Nicol. (2)

4.4	Support Agreement, dated April, 29, 2003, between Tomkins plc, 2023103 Ontario Inc., and Stackpole Limited. (3)

4.5	Lock-up Agreement, dated April 29, 2003, between The Stackpole Corporation, Tomkins plc, and 2023103 Ontario Inc. (3)

4.6	Third Supplemental Trust Deed relating to the £750,000,000 Euro Medium Term Note Program dated August 28, 2003. (4)

4.7	Facility Agreement relating to the £400,000,000 multicurrency revolving credit agreement dated February 9, 2004. (4)

4.8	The rules of the Tomkins 2005 Sharesave Scheme. (5)

8.1	List of subsidiaries of the Company.

12.1	Certification of CEO pursuant to Rule 13 (a) – 14(a) of the Securities Exchange Act of 1934.

12.2	Certification of CFO pursuant to Rule 13 (a) – 14(a) of the Securities Exchange Act of 1934.

13.1	Certification of CEO and CFO pursuant to Rule 13(a) – 14 (b) of the Securities and Exchange act of 1934 and 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of Independent Registered Public Accounting Firm

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2001.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002.
(3)	Incorporated by reference to the Company’s Transition Report on Form 20-F for the eight months ended December 31, 2002.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended January 3, 2004.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended January 1, 2005.