Form 20-F
period 2009-01-03
TOMKINS PLC
filed 2009-05-12
CIK 838877

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 3 January 2009

OR
☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 0-17140

Tomkins plc
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organisation)

East Putney House, 84 Upper Richmond Road
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Contact details of Company Contact Person:
Name	John Zimmerman
E-mail	jzimmerman@tomkins.co.uk
Telephone	+44 (0) 208 877 5155
Address	Tomkins plc East Putney House 84 Upper Richmond Road London SW15 2ST United Kingdom

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value 9c per share	New York Stock Exchange *

American Depositary Shares (each of which represents four Ordinary Shares)	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value 9c per share	884,151,772

* Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐ No ☒

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes ☐ No ☒

à	Tomkins is a global engineering and manufacturing group, with market and technical leadership across all of its business activities

à	Two business groups:
–	Industrial & Automotive (74% of Group sales)
–	Building Products (26% of Group sales)

à	Focus on:
–	Energy-efficient and ‘green’ product offering
–	Expansion of service and distribution capabilities

Special note regarding forward-looking statements

This Annual Report contains forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of the Exchange Act, including assumptions, anticipations, expectations and forecasts concerning the Group’s future business plans, products, services, financial results, performance, future events and information relevant to our business, industries and operating environments. When used in this document, the words “anticipate”, “believe”, “estimate”, “assume”, “could”, “should”, “expect” and similar expressions, as they relate to the Group or its management, are intended to identify forward-looking statements. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. The forward-looking statements contained herein represent a good-faith assessment of our future performance for which we believe there is a reasonable basis. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in economic conditions that affect the markets we serve and the risks associated with illiquid credit markets, the financial position of the major US automotive manufacturers, increased competition from low-cost producers, supply chain management, the cost and availability of production inputs, product liability claims and other risks described under “Principal risks and uncertainties” on pages 36 to 37. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

These forward-looking statements represent our view only as of the date they are made and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Contents

Directors’ report

Overview
02	Financial summary
03	Group strategy
04	Chairman’s statement and Chief Executive’s review
06	Our businesses

Performance
10	Performance measures
13	Operating and financial review
36	Principal risks and uncertainties
38	Corporate social responsibility

Governance
40	Board of Directors
42	Key governance principles
48	Internal control
50	Audit Committee report
52	Remuneration Committee report
61	Statement of Directors’ responsibilities

Financial statements

Group
62	Independent auditors’ report
63	Consolidated financial statements prepared in accordance with IFRS

Company
135	Independent auditors’ report
136	Company financial statements prepared in accordance with UK GAAP
152	Principal subsidiaries and associates

Additional information

153	Supplemental financial information
155	Five-year summary
156	Investor information
165	Useful contacts
166	Cross-reference to Form 20-F
168	Financial calendar
169	Glossary of terms

i

Financial summary*

Continuing operations

à	Sales were $5,515.9 million (2007: $5,886.1 million)

à	Adjusted operating profit was $403.4 million (2007: $530.5 million)

à	Further restructuring initiatives to achieve incremental $50 million annualized benefits by 2011

à	Non-cash impairment of $342.4 million

à	Operating profit was $67.4 million (2007: $586.3 million)

à	Loss for the period of $46.0 million (2007: profit for the period of $385.5 million)

à	Diluted loss per share was 7.29 cents (2007: earnings of 40.91 cents per share)

à	Adjusted diluted earnings were 26.02 cents per share (2007: 37.14 cents per share)

Total operations

à	Cash generated from operations was $628.7 million (2007: $638.7 million)

à	Operating cash flow was $442.8 million (2007: $441.8 million)

à	Net debt was $476.4 million (2007: $591.5 million)

à	Proposed final dividend of 2.00 cents per share, making the dividend for the year 13.02 cents per share (2007: 27.68 cents per share)

*An explanation of the key performance measures referred to in the Directors’ report is provided on pages 10 to 12.

Group strategy

à	Maximisation of shareholder value through long-term sustainable growth

à	Strategic approach with four key elements:

Managing the cost base

At the start of 2008, the Group faced continuing headwinds in a number of its end markets. As a result, management launched Project Eagle, which was an acceleration of our existing restructuring initiatives to address our cost base, improve our competitiveness and increase our operating margins. Project Eagle is a three-year programme that builds on our existing initiatives and should provide the opportunity to capture approximately $100 million of annual performance improvements by the end of 2010. This initiative remains on track, with a number of projects completed in 2008 such as the closure of Moncks Corner, South Carolina, further rationalisation of the Lasco Bathware business in the US and the closure of Hart & Cooley’s production facility at Tucson, Arizona. A total of eight facilities were closed under these initiatives, mainly in North America, with headcount reduced by around 3,500.

Market conditions throughout 2008 continued to deteriorate. As a result, management has initiated more extensive restructuring initiatives, Project Cheetah, which will more fundamentally refocus the Group’s manufacturing in low-cost regions and within its most efficient facilities. Under these initiatives, we are considering closing 15 plants, of which four are in Europe, affecting approximately 2,500 employees with whom we are consulting as appropriate. The total expected cash costs of the Project Eagle and Project Cheetah initiatives are $140 million, with $120 million of these costs to be incurred in 2009 and the remainder in 2010. Non-cash costs are expected to be around $40 million, substantially all of which is expected to be incurred in 2009. These initiatives are expected to achieve annual cash benefits of approximately $150 million by 2011.

Rigorous expense management throughout the Group remains a high priority.

Managing the balance sheet

We continue to focus on cash flow and capital allocation, which resulted in good operating cash flow generation in 2008 of $442.8 million. Our 2008 capital expenditure of $193.8 million was $42.7 million lower than 2007. Working capital was reduced by $68.9 million during 2008.

Driving top-line growth

Technological innovation is a key element of our growth strategy and we are focused on developing efficient, ‘green’ products which achieve fuel and energy savings and reduce emissions. In I&A, we expanded development of our electromechanical drive systems and two speed variable vane oil pumps. We introduced our RTPMS product into new markets, including India.

We are also focused on expanding our service and distribution capabilities, particularly in the developing regions of the world by capitalising on Gates’ global footprint and strong product development capabilities. Gates E&S completed its first year of operations and continued to expand with new service centres in Kuwait, the UAE and Saudi Arabia, combined with achieving new contract wins throughout the Middle East and Asia. Gates E&S provides service, maintenance and hose monitoring capabilities principally to the oil and gas sector. A.E. Hydraulic, a distributor of hose and fluid transfer products in Singapore, was acquired in early 2008 and has performed well, achieving strong sales growth and margins.

Within Building Products, we expanded our ‘green’ product offering which enabled us to outperform the US non-residential construction market. Our acquisition of Trion added indoor air quality capabilities to our air quality range, as well as facilities in China, whilst the acquisition of Rolastar provided us with a leading position in the Indian off-site ducting manufacturing market. In 2008, we entered into a joint venture based in the UAE that will provide access to the Middle East non-residential construction market.

Should the opportunities arise, we are well positioned to take advantage of the current downturn in the economy by acquiring strategic bolt-on businesses to assist in our growth strategy.

Reshaping the portfolio

During 2008, we completed the sale of Stant and Standard-Thomson. We have now substantially completed the divestment of our non-core businesses, totalling 22 since 2002.

In January 2008, we purchased 60% of Rolastar, which expanded our air distribution capabilities in India, that we commenced in 2006. In the third quarter of 2008, we signed a joint venture agreement with a leading contractor in the non-residential construction market in the UAE and production is expected to start in the first quarter of 2009. The acquisition of Trion, a leader in the manufacture of commercial, industrial and residential indoor air quality products, was completed in June 2008 and expands our ‘green’ and energy-efficient product capabilities. Trion also has two facilities in China, extending Air Systems Components’ geographic coverage to eight countries.

The acquisitions and new joint venture agreement we completed in 2008 further our objective of global expansion in higher growth markets, adding manufacturing, distribution and service capabilities in India, the Middle East, China and Singapore.

Chairman’s statement and Chief Executive’s review

Dear shareholder,

2008 was a challenging year for all of Tomkins’ businesses. In the first half of the year, automotive OE and residential construction markets were the weakest, while industrial, automotive aftermarket and non-residential construction all posted good results. During the second half, all of our markets weakened, with the speed of decline accelerating towards the end of the year. All of our geographic markets have experienced a slowdown, with the worst declines concentrated in the western economies, most notably the US and Europe. Two of our end markets, US automotive OE and residential construction, saw their third year of significant decline. Housing starts (as measured by the NAHB) and North American automotive production (as measured by CSM, light vehicle unit volumes) fell by 33% and 16% respectively over 2008. Emerging economies also experienced a slowdown, affected by declines in consumer confidence and the availability of credit.

In February 2008, Tomkins initiated Project Eagle, a three- year performance improvement programme to address the cost base and improve competitiveness. In light of the current and expected market conditions, we have announced more extensive actions to reset our manufacturing footprint to lower-cost locations and further take advantage of opportunities in higher growth markets. These initiatives are referred to as Project Cheetah.

Earlier in 2008, we announced our decision to present the Group’s financial statements in US dollars, commencing in 2008. This is the first Annual Report presented in this manner.

Results

Sales from continuing operations decreased by 6.3% to $5,515.9 million (2007: $5,886.1 million) and adjusted operating profit fell by 24.0% to $403.4 million (2007: $530.5 million). Adjusted operating margin was 7.3% (2007: 9.0%).

Cash generated from operations was $628.7 million (2007: $638.7 million). Operating cash flow increased by $1.0 million to $442.8 million (2007: $441.8 million).

In 2008, the Group incurred a diluted loss per share on continuing operations of 7.29 cents (2007: earnings per share of 40.91 cents). Adjusted diluted earnings per share were 26.02 cents (2007: 37.14 cents).

Dividend

In these difficult economic conditions, the Board considers that it is important to strike a balance between preserving balance sheet strength and providing a return to shareholders. Accordingly, the Board has decided to propose a final dividend for 2008 of 2.00 cents per share, making a total dividend for the year of 13.02 cents per share. For 2009, the Board has decided to target a total dividend of around 10 cents per share, subject to the prevailing conditions and market outlook. Looking forward, the Board will seek to resume its progressive dividend policy from this rebased level as soon as results and market conditions allow.

Subject to approval by shareholders at the AGM on 1 June 2009, the final dividend will be paid on 10 June 2009 to ordinary shareholders on the register as at the close of business on 8 May 2009.

Highlights 2008

The Group made good progress against its key priorities:

–	Completed the divestment of the non-core businesses, Stant and Standard-Thomson.

–
Completed three acquisitions: in India, Singapore and the US (the latter with operations in China). Signed a joint venture agreement in the Middle East for the manufacture and distribution of non-residential Air Systems Components products.

–
Announced and commenced implementation of our performance improvement initiative, Project Eagle, incorporating outsourcing of central functions, low-cost country sourcing, expansion of existing restructuring initiatives and strategic pricing initiatives.

–	Identified further opportunities for restructuring our manufacturing footprint under a new initiative, Project Cheetah, to better position the Group for the future.

–	Introduced and expanded our range of new products including the energy recovery ventilator, the electromechanical drive and the two speed variable vaneoil pumps.

–	Maintained a strong balance sheet, supported by good working capital management and reductions in capital expenditure

Chairman’s statement and Chief Executive’s review (continued)

Strategy

We continue to focus on developing energy-saving products. With a focus on service to our customers and distribution of our products, our capabilities and geographic footprint continue to expand across the globe. A summary of our strategic priorities and progress is set out on page 3.

Outlook

The current economic and market conditions remain challenging and uncertain, reducing visibility and making forecasting extremely difficult.

Industrial

●	North America (18.7% of Group sales)

North American industrial markets, which remained strong in the first half of 2008 but deteriorated in the second half and particularly the last quarter of 2008, are expected to continue to decline due to reduced economic and industrial activity.

●	Europe (5.6% of Group sales)

Industrial activity in Europe is expected to worsen further, with many European countries entering or continuing in recession, coupled with continuing declines in export demand.

●	Rest of the world (5.8% of Group sales)

Industrial activity across the remainder of Tomkins’ geographic markets is expected to weaken further, as all regions continue to be affected by reduced global demand. Markets in China, India and Brazil are expected to continue to grow, albeit at a lower level than in recent years.

Automotive aftermarket

●	North America (10.3% of Group sales)

The automotive aftermarket is expected to be broadly flat in 2009, with the effect of lower miles driven being mitigated to some extent by lower gasoline prices and the ageing vehicle population which requires a higher level of maintenance and expenditure on repair.

●	Europe (5.7% of Group sales)

European markets are expected to experience similar trends to North American markets.

●	Rest of the world (2.6% of Group sales)

The Group’s other geographic markets, most notably China and Brazil, are expected to soften and post single-digit growth rates in 2009.

Automotive OE

●	North America (9.7% of Group sales)

Automotive OE production is currently expected to decline by around 25% in 2009.

●	Europe (5.9% of Group sales)

European automotive OE production is currently expected to decline by around 20% in 2009.

●	Rest of the world (7.7% of Group sales)

The Group’s other geographic markets, most notably China, India and Brazil, are expected to post single-digit growth rates in 2009.

Non-residential construction (15.7% of Group sales)

●	US non-residential construction is expected to decline by around 20% on a square foot basis and around 15% on a value basis in 2009.

Residential construction (9.0% of Group sales)

●	US residential construction is expected to continue its decline, with housing starts expected to decrease by around 30% in 2009.

Other markets include manufactured housing and recreational vehicles and in total account for around 3.3% of Group sales.

As a consequence of the market conditions, our trading in early 2009 has been adversely affected.

We believe that our strong market positions and the resilience of our managers in cutting costs and improving efficiencies, coupled with our strong balance sheet will enable us to continue to mitigate the impact of these difficult end markets and generate cash whilst positioning the Group for an eventual recovery in end markets.

Impairment

In June 2008, as a result of the continued deterioration in North American automotive OE and US residential construction markets, the Group recognised a non-cash impairment of $175.1 million. Management subsequently reviewed the recoverability of assets of the Group’s businesses in light of the continued weakness in the Group’s end markets, which was compounded by an increase in the discount rates that are required to be used for the purpose of the impairment tests. Additional fixed asset impairments were taken as a part of the decision to implement Project Cheetah to restructure the manufacturing footprint of the Group. As a consequence of these developments, a further non-cash impairment of $167.3 million was recognised in the second half of 2008.

As a result, the total impairment recognised during 2008 was $342.4 million, of which $228.6 million related to goodwill and $113.8 million to property, plant and equipment. Goodwill allocated to Stackpole ($157.2 million) and to Gates Mectrol ($37.4 million) was written off in its entirety, and goodwill allocated to Selkirk was written down by $34.0 million to $38.3 million. Stackpole’s property, plant and equipment was written down by $65.9 million. Of the remaining $47.9 million impairment of property, plant and equipment, $36.9 million related to other Industrial & Automotive businesses and $11.0 million to Building Products businesses.

Customers, investors and employees

On behalf of the Board, we would like to thank all of our customers, suppliers, business partners and investors for their continued support, especially under these difficult market conditions. We look forward to continuing these strong relationships over the forthcoming year.

The continued commitment and dedication of our employees enables us to achieve our objectives and we would like to thank them for their hard work and commitment during the past year.

David Newlands	James Nicol
Chairman	Chief Executive

Industrial &Automotive

The Industrial & Automotive business group manufactures a wide range of systems and components for the industrial and automotive markets through four operating segments: Power Transmission, Fluid Power, Fluid Systems and Other Industrial & Automotive. The business group manufactures a range of belts, fluid transfer products, hydraulic hoses, couplings, pressure monitoring products, valves and axles. I&A has corporate offices in the US and Canada. It supplies a wide variety of industries, including the industrial and automotive OE and replacement markets, transportation, energy and natural resources and agricultural markets. Products are sold through a range of distribution channels: direct to customers (principally for the OE market) and through distributor channels (principally for the aftermarket business). The primary raw materials used by I&A are aluminum, steel and rubber materials, which are principally sourced locally. I&A spends approximately $1,600 million each year on raw materials.

Power Transmission

Power Transmission provides solutions for the transfer of energy. Products range from highly-engineered belts (accessory drive and synchronous timing belts) and accessories (pulleys and tensioners) to energy-saving oil pumps and carrier systems. Power Transmission is a globally integrated business, sharing technology, research and development and resources across the world. It is managed through local offices in North and South America, Europe and Asia.

Gates is the world’s largest manufacturer of power transmission belts for problem-solving applications, with manufacturing and research facilities in 20 countries. Its products are sold direct to industrial and automotive OEMs and through a global network of dealers.

Gates Mectrol manufactures polyurethane timing belts and motion control components for the industrial market, operating manufacturing and sales facilities in the US, Germany and Mexico.

Stackpole is a Canadian-based manufacturer of powertrain components, systems and assemblies primarily for use in automotive engines and transmissions. The business has manufacturing facilities in Canada and the UK.

Fluid Power

Fluid Power provides fluid transfer and hydraulic solutions, predominantly to the industrial OE and replacement markets. In addition to its manufacturing and distribution capabilities, Fluid Power provides on-site servicing and maintenance solutions, mainly to the oil and gas industry through Gates Fleximak (acquired in 2006), A.E. Hydraulic (acquired in 2008) and Gates Productivity & Reliability Services (established in 2008). Fluid Power serves customers across North and South America, Europe and Asia.

Fluid Systems

Fluid Systems provides fluid and gas monitoring and control solutions. Products are sold primarily into the automotive OE and aftermarket for repairs and accessories. Schrader Electronics is the technology leader in RTPMS, and is currently working with other Group companies to develop further applications of its sensing capabilities. In June 2008, Stant and Standard-Thomson, part of the Fluid Systems segment, were sold as part of the Group’s plan to dispose of non-core businesses.

Other I&A

Other I&A includes: Dexter Axle, which produces axles and chassis for the utility trailer, recreational vehicle and highway trailer markets; Ideal, a manufacturer of speciality hose clamps; Plews, a manufacturer and distributor of lubrication, air hose and other aftermarket accessories; and Gates Winhere, a manufacturer of pumps primarily for the automotive market. Dexter Axle and the Dexter Chassis group manufacture and market their products primarily in the US directly to OEMs and through distributors. Ideal and Plews sell products primarily into the aftermarket under a variety of brands. Ideal designs and manufactures clamps principally for markets in the US, Mexico and China. Plews is a designer, manufacturer and distributor of a broad range of automotive parts and tools, sold principally in the US. Dearborn Mid-West, a manufacturer of conveyor systems for the automotive, industrial and utilities industries that was part of the Other I&A segment, was sold in November 2007.

Industrial &Automotive (continued)

Financial highlights:		Key products:	Key brands:
Power Transmission
Sales:	$2,106.4m	Belts, pulleys, tensioners and idlers,	Gates
Operating margin:	10.9%	powder metal components, electro-	Gates Mectrol
% of Group sales:	38.2%	mechanical drive systems, power	Stackpole
		transmission and pump components,
		engine and transmission oil pumps
Fluid Power
Sales:	$832.3m	Hydraulics, hoses, belts, coupling	Gates
Operating margin:	5.6%	systems	EMB
% of Group sales:	15.1%		Gates Fleximak
			A.E. Hydraulic
			Gates E&S
Fluid Systems
Sales:	$501.2m	RTPMS, wheel and tyre valves,	Schrader Electronics
Operating margin:	8.0%	inflating gauges	Schrader Bridgeport
% of Group sales:	9.1%

Other I&A
Sales:	$620.9m	Axles and wheels, trailer chassis and	Dexter Axle
Operating margin:	7.1%	components, fabricated metal parts,	Ideal
% of Group sales:	11.2%	clamps, water and oil pumps	Plews & Edelmann
			Tridon
			Gates Winhere

Key markets served:		Key market drivers:

à	Industrial machinery and equipment	à	Industrial activity
à	Processing industries	à	Commodity prices
à	Earthmoving equipment	à	Industrial capital expenditure
à	Agricultural equipment	à	Agricultural activity
à	Mining	à	Industrial construction
à	Oil and gas	à	Automotive production
à	Leisure equipment	à	Number of cars in use
à	Consumer equipment	à	Average age of cars in use
à	Automotive OE	à	Car usage (measured by miles driven)
à	Automotive aftermarket	à	Oil and fuel prices

Industrial
Top five customers
(% of Group sales)
– Motion Industries	2.0%
– John Deere	1.0%
– Redneck Trailer Supplies	0.9%
– Jayco	0.7%
– JCB	0.6%

Automotive
Top five customers
(% of Group sales)
– General Motors	6.1%
– NAPA	3.1%
– Ford	2.0%
– Hyundai	1.6%
– Chrysler	1.6%

GATES ENGINEERING & SERVICES

Gates E&S distributes and services hose and hydraulic systems in the industrial and oil and gas sectors. It achieved double-digit growth and opened four new service centres in 2008. Gates Productivity & Reliability Services, a division of Gates E&S, provides on-site services to the oil and gas sector. The acquisition of a distributor in Singapore, A.E. Hydraulic, provides geographic expansion of the Gates E&S business.

Building Products

The Building Products business group manufactures a wide range of air diffusion products and systems, bathware (baths, shower cubicles and luxury whirlpools), and uPVC doors and windows for the residential construction, commercial construction, manufactured housing and recreational vehicle industries. Its range of products places the business group as one of the largest manufacturers of air distribution products in the US. Building Products sells its products through a range of distribution channels, principally to suppliers to the construction industry, building contractors and retailers for both the new build and refurbishment sectors. Building Products sells principally in the US, but also in Canada, Mexico, India, Thailand, China and Europe. In 2008, the business group expanded its range of indoor air quality products through the acquisition of Trion, adding manufacturing and distribution capabilities in the US and China, and expanded its product offering in India through the acquisition of Rolastar, a manufacturer, distributor and installer of off-site ducting. Further geographic expansion was achieved through the signing of a joint venture to manufacture and distribute air systems components products in the Middle East. The primary raw materials used by Building Products are steel, aluminum and vinyl. Building Products spends approximately $600 million each year on raw materials.

Air Systems Components

The Air Systems Components operating segment provides air distribution solutions for the HVAC industry. Products include ducting, louvres, grilles, registers, diffusers, dampers, smoke vents and chimney products. Products are sold primarily in the US, Canada, Mexico, India, Thailand, China and Europe. The majority of this segment’s sales pass through manufacturers’ representatives or are sold through wholesalers. The balance of sales are made direct to OEMs, national accounts and retail customers.

Air Systems Components designs and manufactures a range of air system products for industrial, institutional and commercial applications. Hart & Cooley and Selkirk supply the residential and light commercial markets in the US, Canada and Mexico, marketing their products primarily through wholesale distributors and retail customers. Ruskin produces and markets commercial and industrial air system components while Ruskin Air Management, a UK business, markets its products principally in the UK and continental Europe.

Other Building Products

Other Building Products comprises Lasco Bathware, a leading manufacturer of bath tubs and shower enclosures and pans in the US, and Philips Products, a manufacturer of doors, windows and ventilation products. Lasco Bathware manufactures around one quarter of all baths in the US as well as an extensive range of luxury whirlpools. It operates from facilities across the US with national distribution to home centres and wholesalers. Products are also sold direct to builders who use the company installation services. Aquatic Industries, a division of Lasco Bathware, produces up-market acrylic whirlpools, principally for the dealer/distributor market in the US and also supplies standard and customised products for hotel and resort developments internationally.

Building Products (continued)

Financial highlights:		Key products:	Key brands:
Air Systems Components
Sales: $1,112.3m		Grilles, registers, diffusers, dampers,	PennBarry
Operating margin:	9.4%	venting and ducts, fans, louvres	Actionair
% of Group sales:	20.2%	and screens	Titus
			Rooftop Systems
			Ruskin
			Reliable
			Tuttle & Bailey
			Krueger
			Lau
			Milcor
			AMPCO
			Selkirk
Other Building Products
Sales:	$342.8m	Baths, showers, whirlpools,	Lasco Bathware
Operating margin:	(7.0)%	aluminium and vinyl windows and	Aquatic
% of Group sales:	6.2%	doors	Philips
			Trion

Key markets served:		Key market drivers:
à	Residential construction	à	Housing starts
à	Commercial construction	à	Square feet of construction
à	Recreational vehicles	à	Construction value
à	Manufactured housing	à	Recreational vehicle production
à	Remodelling and repair	à	Manufactured housing shipments
		à	Architectural billings

Air Systems Components
Top five customers
(% of Group sales)

– York International	0.5%
– Tom Barrow	0.5%
– Watsco	0.5%
– Carrier Group	0.5%
– Norman S Wright	0.5%

Other Building Products Top five customers (% of Group sales)
– Home Depot	0.9%
– Ferguson Enterprises	0.6%
– Thor Industries	0.2%
– Fleetwood Enterprises	0.2%
– Dapsco	0.2%

RUSKIN –‘Green’ initiatives in Building Products In 2008, Ruskin introduced its energy recovery ventilator, which achieves energy savings through recycling conditioned air.

Performance measures

Background

We assess the financial performance of our businesses using a variety of measures. We believe that certain of these measures are particularly important and have termed them “key performance measures”. We refer to these measures throughout the Directors’ Report and use them in presentations to investors.

In this section, we explain the relevance of each of the key performance measures and, if they cannot be derived directly from the consolidated financial statements, show how they are calculated. Some of these measures are not explicitly defined under IFRS and are therefore termed “non-GAAP” measures. We present a reconciliation of each non-GAAP measure to the most directly comparable measure defined under IFRS. We do not regard these non-GAAP measures as a substitute for, or superior to, the equivalent measures defined under IFRS. The non-GAAP measures described below may not be directly comparable with similarly-titled measures used by other companies.

We assess the non-financial performance of our businesses using measures that are discussed under the heading “Corporate Social Responsibility” on pages 38 to 39.

Adjusted operating profit

Adjusted operating profit is the measure used by the Board to assess performance and is therefore the measure of segment profit that we present under IFRS. A reconciliation of adjusted operating profit to operating profit is presented in note 5 to the consolidated financial statements.

Adjusted operating profit represents operating profit before specific items that are considered to hinder comparison of operating performance either year on year or between different businesses.

During the periods under review, these items were the amortisation of intangible assets arising on acquisitions, restructuring initiatives (comprising restructuring costs and the net gain or loss on disposals and on the exit of businesses) and impairments.

	2008	2007	2006
	$m	$m	$m
Adjusted operating profit

Continuing operations	403.4	530.5	545.3
Discontinued operations	–	3.7	1.1
Total operations	403.4	534.2	546.4

Adjusted operating margin

Adjusted operating margin represents adjusted operating profit as a percentage of sales.

We use adjusted operating margin at all levels in our business to measure our success in managing the cost base and improving margins.

$m unless stated otherwise	2008	2007	2006

Continuing operations
Sales	5,515.9	5,886.1	5,746.1
Adjusted operating profit	403.4	530.5	545.3
Adjusted operating
margin	7.3%	9.0%	9.5%

Underlying change in sales and adjusted operating profit

We use the underlying change in sales and adjusted operating profit to measure our success in achieving organic growth and to assist us in assessing our performance relative to the growth of our end markets and the performance of our competitors. In arriving at these underlying measures, we are able to identify clearly the contribution from bolt-on acquisitions and the effect of the disposals made as we reshape our portfolio.

We define the underlying change in a performance measure as the year-on-year change excluding the effect of exchange rate fluctuations on the translation into US dollars of the results of the Group’s foreign operations and the contribution before organic growth of businesses that have been acquired or disposed of during the current and prior years. Underlying changes in sales and adjusted operating profit are non-GAAP measures.

Reconciliations identifying the underlying change in sales and adjusted operating profit at Group level and for each of our business groups are presented on page 154.

	2008	2007
	%	%
Continuing operations
Underlying change:
– Sales	(5.6)	0.9
– Adjusted operating profit	(25.7)	(4.1)

Underlying changes in sales and adjusted operating profit do not reflect the potentially significant effect on the Group’s profit or loss of exchange rate fluctuations and recent acquisitions and disposals. Accordingly, management uses these measures in conjunction with, not as substitutes for, sales and adjusted operating profit reported in accordance with IFRS.

Performance measures (continued)

Adjusted earnings per share

Adjusted earnings per share is a non-GAAP measure that provides an indicator of the Group’s ongoing ability to generate earnings and is useful to investors as a basis for assessing the value of the Company’s ordinary shares (for example, by way of price earnings multiples).

Earnings for the purpose of calculating adjusted earnings per share represents earnings from continuing operations adjusted for the specific items excluded in arriving at adjusted operating profit and the tax effects of those items.

We calculate adjusted basic and diluted earnings per share using the average number of ordinary shares that would be used in calculating the equivalent measures under IFRS, as described in note 15 to the consolidated financial statements.

$m unless stated otherwise	2008		2007		2006
Continuing operations
(Loss)/earnings for basic EPS
	(64.1)		360.5		362.5
Adjusted for:
– Impairments	342.4		0.8		2.9
– Restructuring initiatives	(17.0)		(63.8)		18.2
– Amortisation of intangibles arising on acquisitions	10.6		7.2		5.0
– Tax effect of above adjustments	(42.4)		22.4		(7.5)

Earnings for adjusted basic EPS	229.5		327.1		381.1
Dividends payable on preference shares	–		1.2		9.9
Earnings for adjusted diluted EPS	229.5		328.3		391.0

Adjusted EPS
– Basic	26.09	c	37.58	c	45.43	c
– Diluted	26.02	c	37.14	c	44.24	c

Adjusted earnings per share measures do not reflect items that can have a significant effect on the Group’s profit or loss and should therefore be used in conjunction with, not as substitutes for, the earnings per share measures defined under IFRS.

Net debt

We define net debt as bank overdrafts, bank and other loans, finance lease obligations and the carrying amount of derivatives used to hedge translational exposures, less cash and cash equivalents and collateralised cash (included in trade and other receivables).

Management considers net debt to be a component of the Group’s capital. An analysis of net debt is therefore presented in note 43 to the consolidated financial statements.

For the purpose of managing the Group’s liquidity, management focuses on net debt, rather than on the narrower measure of cash and cash equivalents which forms the basis for the consolidated cash flow statement. On page 153, we therefore present an analysis of the movement in net debt that, for ease of reconciliation, shows the effect on net debt of each of the items presented in the consolidated cash flow statement.

Cash conversion

Cash conversion is a non-GAAP measure that we use to assess the performance of each of the Group’s businesses in converting their operating results into cash flows.

Cash conversion represents adjusted operating cash flow as a percentage of adjusted operating profit.

Operating cash flow represents cash generated from operations less net capital expenditure (cash outflows on the purchase of property, plant and equipment and non-integral computer software, less proceeds on the disposal of property, plant and equipment). Operating cash flow represents cash flow from operations, the similarly-titled GAAP measure, before the payment and receipt of income taxes.

A reconciliation of cash generated from operations to operating cash flow is presented in the analysis of the movement in net debt on page 153.

Adjusted operating cash flow represents operating cash flow before the cash outflow on restructuring costs.

Performance measures (continued)

Cash conversion (continued)

$m unless stated otherwise	2008	2007	2006
Total operations
Operating cash flow	442.8	441.8	401.6
Adjusted for:
– Cash outflow on restructuring costs	16.3	1.2	19.3
Adjusted operating cash flow	459.1	443.0	420.9
Adjusted operating profit	403.4	534.2	546.4
Cash conversion	113.8%	82.9%	77.0%

Cash conversion reflects net capital expenditure which may fluctuate considerably and therefore affect comparison of cash conversion from one year to another and between businesses. Management therefore uses cash conversion in conjunction with, not as a substitute for, cash generated from operations in assessing the performance of the Group’s businesses.

Net capital expenditure: depreciation

We use the ratio of net capital expenditure to depreciation of property, plant and equipment and non-integral computer software to monitor the level of replacement of the Group’s productive assets in accordance with our capital allocation strategy.

$m unless stated otherwise	2008		2007		2006
Total operations
Capital expenditure	193.8		236.5		232.1
Disposal proceeds	(7.9)		(39.6)		(25.9)
Net capital expenditure	185.9		196.9		206.2
Depreciation	218.3		229.1		227.6
Net capital expenditure: depreciation	0.9	x	0.9	x	0.9	x

Free cash flow

Free cash flow is a non-GAAP measure of the cash generated from the Group’s operations that is available to return to shareholders (through dividends or share buy-backs), to fund strategic acquisitions or to reduce borrowings.

Free cash flow represents operating cash flow net of cash flows in relation to tax, interest and other items (principally dividends received from associates and cash flows involving minority shareholders).

A reconciliation of cash generated from operations to free cash flow is presented in the analysis of the movement in net debt on page 153.

	2008	2007	2006
	$m	$m	$m

Free cash flow	300.9	290.0	183.9

Free cash flow does not reflect any restrictions on the transfer of cash and cash equivalents within the Group or any requirement to repay the Group’s borrowings and does not take into account cash flows that are available from disposals or the issue of shares. Management therefore takes such factors into account in addition to free cash flow when determining the resources available for acquisitions and for distribution to shareholders.

Operating and financial review

Operating results
2008 compared with 2007

Group

Overview

The Group changed its presentation currency from sterling to the US dollar with effect from the beginning of 2008. Comparative figures for 2007 and 2006 that were originally presented in sterling have been re-presented in US dollars on the basis set out in note 2 to the consolidated financial statements.

Continuing operations
$ million, unless stated otherwise	2008		2007
Sales	5,515.9		5,886.1
Operating profit	67.4		586.3
Amortisation of intangible assets arising on acquisitions	(10.6)		(7.2)
Restructuring costs	(26.0)		(27.6)
Net gain on disposals and the exit of businesses	43.0		91.4
Impairments	(342.4)		(0.8)
Adjusted operating profit	403.4		530.5
Adjusted operating margin	7.3%		9.0%
(Loss)/profit before tax	(7.6)		525.4
Tax	(38.4)		(139.9)
(Loss)/profit after tax	(46.0)		385.5
Diluted (loss)/earnings per share	(7.29	)c	40.91	c
Adjusted diluted earnings per share	26.02	c	37.14	c

An explanation of the key performance measures referred to in the Operating and Financial Review is provided on pages 10 to 12.

Sales in 2008 were $5,515.9 million (2007: $5,886.1 million). Sales were reduced by $268.8 million due to disposals of businesses (principally the disposal of Stant and Standard-Thomson in 2008 and Dearborn Mid-West in late 2007), but this was partially offset by the net currency translation gain of $157.9 million. Underlying sales fell by $322.8 million, principally due to reduced demand in most of the Group’s end markets.

Adjusted operating profit was $403.4 million (2007: $530.5 million). The adjusted operating margin was 7.3% (2007: 9.0%) . Reduced volumes and initiatives to lower inventory levels led to lower fixed cost absorption that, combined with higher raw material prices that were not fully offset by price increases, led to lower profitability. The benefits of the restructuring initiatives mitigated to some extent the impact of lower sales.

“In these challenging and uncertain times, our strategic and tactical priorities are clear:

We will remain focused on protecting the financial fundamentals – generating cash and maintaining a strong balance sheet.

We will protect our existing operations by being vigilant to the ever-changing business environment and reacting quickly and decisively. We will also continue to drive down expenses and focus our efforts on executing Projects Eagle and Cheetah.”

Operating and financial review (continued)

Impairment

In June 2008, as a result of the continued deterioration in North American automotive OE and US residential construction markets, the Group recognised a non-cash impairment amounting to $175.1 million. Management subsequently reviewed the recoverability of assets of the Group’s businesses in light of the continued weakness in the Group’s end markets, which was compounded by an increase in the discount rates that are required to be used for the purpose of the impairment tests. Additional fixed asset impairments were taken as part of the decision to implement Project Cheetah to restructure the manufacturing footprint of the Group. As a consequence of these developments, a further non-cash impairment of $167.3 million was recognised in the second half of 2008.

As a result, the total impairment recognised during 2008 was $342.4 million, of which $228.6 million related to goodwill and $113.8 million to property, plant and equipment. Goodwill allocated to Stackpole ($157.2 million) and to Gates Mectrol ($37.4 million) was written-off in its entirety and goodwill allocated to Selkirk was written down by $34.0 million to $38.3 million. Stackpole’s property, plant and equipment was written down by $65.9 million. Of the remaining $47.9 million impairment of property, plant and equipment, $36.9 million related to other Industrial & Automotive businesses and $11.0 million to Building Products businesses.

Impairments recognised during the year are analysed in notes 19 and 21 to the consolidated financial statements.

Restructuring costs

Restructuring costs arise from major projects undertaken to rationalise the Group’s operations and to improve our cost competitiveness.

In 2008, restructuring costs were $26.0 million and principally related to the closure of Power Transmission’s facility at Moncks Corner, South Carolina, further rationalisation of the Lasco Bathware business in the US, the closure of Hart & Cooley’s production facility at Tucson, Arizona, and further costs associated with the outsourcing of IT services that began in 2007.

In 2007, restructuring costs were $27.6 million and principally related to the rationalisation of production facilities within the Lasco Bathware and Philips Products businesses in the US, the outsourcing of IT services and the initiatives within Fluid Power and Air Systems Components that began in 2006.

Operating and financial review (continued)

Net gain on disposals and on the exit of businesses

During 2008, the Group recognised a gain of $43.2 million on the disposal of Stant and Standard-Thomson.

During 2007, the Group recognised a gain of $65.2 million on the disposal of Lasco Fittings, a gain of $13.4 million on the disposal of Dearborn MidWest and a loss of $2.6 million on the disposal of Tridon’s indicator and side object detection businesses. Also during 2007, the Group recognised a gain of $15.4 million on the disposal of corporate property.

Share of (loss)/profit of associates

In 2008, the Group’s share of the loss after taxation of its associates was $2.1 million (2007: profit of $0.8 million).

Net finance costs

Net finance costs attributable to continuing operations were $75.0 million (2007: $60.9 million).

Net interest payable on net borrowings was lower at $47.1 million (2007: $52.8 million) due to lower average net debt and lower average interest rates during 2008 compared with 2007.

Net finance costs in relation to post-employment benefits were $2.9 million (2007: $1.3 million) as follows:

	2008	2007
	$m	$m
Interest cost on benefit obligation	78.4	76.3
Expected return on plan assets	(75.5)	(75.0)
Net finance costs on post-employment benefits	2.9	1.3

In 2007, net finance costs included $1.2 million in relation to dividends payable on the convertible preference shares that were redeemed in July 2007.

Other finance expense was $25.0 million (2007: $5.6 million), which principally related to financial instruments held by the Group to hedge its currency translation exposures that either did not qualify for hedge accounting or in respect of which there was hedge ineffectiveness.

Income tax expense

In 2008, the income tax expense was $38.4 million (2007: $139.9 million). The loss before tax of $7.6 million (2007: profit before tax of $525.4 million) includes certain gains and losses on the disposal of subsidiaries and impairments for which no income tax is recognised. Excluding these gains, losses and impairments, the Group’s effective tax rate would have been 24.0% (2007: 25.4%) .

The Group’s effective tax rate for 2009 is expected to be approximately 25%.

Minority interests

In 2008, the profit after tax attributable to minority shareholders in subsidiaries not wholly-owned by the Group was $18.1 million (2007: $25.0 million).

(Loss)/earnings per share

In 2008, there was a loss attributable to equity shareholders of $64.1 million (2007: profit of $293.8 million) and the diluted loss per share from continuing operations was 7.29 cents (2007: diluted earnings per share of 40.91 cents).

Adjusted earnings for calculating adjusted diluted earnings per share were $229.5 million (2007: $328.3 million). Adjusted diluted earnings per share were 26.02 cents (2007: 37.14 cents).

Dividend

Following the re-denomination of the Company’s ordinary shares, which took effect in May 2008, dividends are now declared in US dollars.

Dividends in respect of 2007 and prior years were declared and paid in sterling. For comparative purposes, those dividends have been translated from sterling into US dollars at the exchange rate on their respective payment dates.

The Board has proposed a final dividend for 2008 of 2.00 cents per share, which is expected to absorb $17.6 million. When taken together with the interim dividend of 11.02 cents per share that was paid in November 2008, the total dividend per share for 2008 is 13.02 cents (2007: 27.68 cents).

Foreign currency translation

Currency translation differences affect the Group’s results and cash flows on the translation of the results and cash flows of the Group’s operations from their functional currencies into US dollars. In 2008 compared with 2007, adjusted operating profit benefited by $20.4 million due to the effects of currency translation, principally because of the strengthening of the average euro and Korean won exchange rates against the US dollar during 2008.

Effect of inflation

General price inflation in countries where the Group has its most significant operations remained at a low level during 2008 and the impact was not material to the Group’s results.

Operating and financial review (continued)

Industrial & Automotive Overview Sales in 2008 were $4,060.8 million (2007: $4,312.7 million).

Adjusted operating profit was $359.7 million (2007: $477.4 million). The adjusted operating margin was 8.9% (2007: 11.1%) .

$ million, unless stated otherwise	2008	2007
Sales
– Power Transmission	2,106.4	2,063.2
– Fluid Power	832.3	769.1
– Fluid Systems	501.2	583.8
– Other Industrial & Automotive	620.9	896.6
Total sales	4,060.8	4,312.7
Adjusted operating profit	359.7	477.4
Adjusted operating margin	8.9%	11.1%
Net capital expenditure : depreciation	0.9 times	1.0 times
Average number of employees	20,994	21,296

Market background

The US Industrial Production Index (as reported by the US Federal Reserve) showed an accelerating decline in US industrial production over 2008, falling by 8% over the year. Europe showed a steady decline in industrial production, with India and China also softening.

Our automotive aftermarket remained broadly flat in the developed regions, but saw continued strong growth in the developing regions of China and South America, in line with the growing number of vehicles in these markets.

The North American automotive OE market worsened throughout 2008, with North American automotive production in 2008 down 16% year on year (Source: CSM, light vehicle production volumes). Automotive OE markets outside North America were most noticeably affected towards the end of 2008, with declines in Europe and emerging economies.

Power Transmission

Sales in 2008 were $2,106.4 million (2007: $2,063.2 million).

Adjusted operating profit was $229.6 million (2007: $266.8 million). The adjusted operating margin was 10.9% (2007: 12.9%) .

Sales increased principally due to net foreign exchange translation gains and price increases, which more than offset lower volumes from global weakening end market conditions. The automotive aftermarket business, where sales were up marginally over the course of the year, continued to demonstrate its resilience.

Adjusted operating profit was impacted by lower fixed cost absorption from reduced sales volumes and initiatives to reduce inventory levels, the negative impact of transactional foreign exchange and raw material price increases. However, these factors were partially offset by price increases and the benefit of cost reduction initiatives.

Key market trends:

Industrial OE and aftermarket

à	US industrial production declined by 8% in 2008

à	European industrial production declined by 10% in 2008

à	Industrial production in India and China softened in 2008

Automotive OE

à	Continued decline in North American auto production

à	Detroit Three on the brink of bankruptcy/accessing government funds

à	European auto production declined by 5%

à	Slowdown in emerging economies

Automotive aftermarket

à	Low consumer confidence causing deferral of discretionary spend

à	Continued decline in miles driven

à	Lack of credit threatening the smaller distributors

à	Destocking by distributors causing challenges in working capital management

Operating and financial review (continued)

Gates expanded its electro-mechanical drive system, which achieves approximately 3-8% fuel savings, and now has 18 systems in production and development with customers such as PSA, Chery and Hyundai. In Europe, Gates further expanded sales of its variable vane oil pumps, which contribute approximately 2-3% fuel savings, winning new contracts with Audi and PSA. Annualised new business awards in the automotive OE market totalling $233 million were won – a record for Gates – with 74% outside North America. Gates expanded its applications in the leisure market, supplying Trek and Giant with belts for bicycles.

Fluid Power

Sales in 2008 were $832.3 million (2007: $769.1 million).

Adjusted operating profit was $46.2 million (2007: $71.0 million). The adjusted operating margin was 5.6% (2007: 9.2%) .

Sales were higher due to the impact of price increases, foreign exchange translation gains and the acquisition of A.E. Hydraulic, which more than offset volume declines from weakening end markets, particularly in Europe. Gates Fleximak, which contributed $20.8 million of sales in 2007, was reclassified from Other I&A to the Fluid Power segment in 2008.

Operating and financial review (continued)

Fluid Power (continued)

Adjusted operating profit decreased principally due to lower fixed cost absorption from reduced volumes, and initiatives to reduce inventory levels, coupled with the impact of higher raw material costs.

Gates E&S continued to expand, with the opening of the Kuwait service centre in late 2008 and the Turkey service centre on schedule to open in early 2009. Sales more than doubled during the year, assisted by the acquisition of A.E. Hydraulic early in 2008.

Fluid Systems

Sales in 2008 were $501.2 million (2007: $583.8 million).

Adjusted operating profit was $39.9 million (2007: $55.0 million). The adjusted operating margin was 8.0% (2007: 9.4%) .

Sales and adjusted operating profit decreased principally due to the deteriorating automotive OE market in the US, combined with the sale of Stant and Standard-Thompson during the year, offset to some extent by price increases and new contract wins.

Sales growth at Schrader Electronics slowed due to the weakness of the automotive OE market. This was partially offset by new contract wins at Mahindra & Mahindra and Ford, coupled with the increased replacement business from the greater number of vehicles fitted with RTPMS. European legislation mandating the application of RTPMS in European vehicles is currently expected and should drive continued growth in RTPMS.

Schrader Electronics is also working with other Group companies to develop innovative pressure and flow monitoring technologies.

Stant and Standard-Thomson were sold on 19 June 2008. Prior to their disposal, these businesses contributed $80.0 million to the Group’s sales in the first half of 2008, compared to $170.3 million in 2007.

Other Industrial & Automotive

Sales in 2008 were $620.9 million (2007: $896.6 million).

Adjusted operating profit was $44.0 million (2007: $84.6 million). The adjusted operating margin was 7.1% (2007: 9.4%) .

Other Industrial & Automotive includes the Dexter, Ideal, Plews and Gates Winhere businesses.

Other Industrial & Automotive sales decreased principally due to the weakening recreational vehicle and utility trailer end markets and general industrial market. Operating profit decreased principally due to lower volumes and, to some extent, by higher raw materials prices which were not fully offset by price increases.

Dearborn Mid-West was sold on 23 November 2007. Prior to its disposal, it contributed $163.7 million to sales and $9.9 million to adjusted operating profit in 2007, with no contribution in 2008.

Operating and financial review (continued)

Building Products

Overview

Sales in 2008 were $1,455.1 million (2007: $1,573.4 million).

Adjusted operating profit was $80.2 million (2007: $106.5 million). The adjusted operating margin was 5.5% (2007: 6.8%) .

$ million, unless stated otherwise	2008	2007
Sales
– Air Systems Components	1,112.3	1,083.6
– Other Building Products	342.8	489.8
Total sales	1,455.1	1,573.4
Adjusted operating profit	80.2	106.5
Adjusted operating margin	5.5%	6.8%
Net capital expenditure : depreciation	0.8 times	0.8 times
Average number of employees	11,272	12,444

Operating and financial review (continued)

Key market trends:

Non-residential construction

à	Significant declines in construction measured on square foot basis

à	Lack of credit affecting market

à	Vacancy rates rising

à	ABI suggesting significant decline in 2009

à	Increasing focus on ‘green’ buildings through demand for LEED-certified buildings

Residential construction

à	Seasonally adjusted annual housing starts declined to 560,000 units in December 2008

à	Significant lack of credit availability restricting purchasing power

à	Increasing inventory of unsold homes

à	Declining property values

à	Rising foreclosures

Manufactured housing

à	Continued decline in manufactured housing

Market background

Non-residential construction in the US, as measured by Dodge, contracted on a square foot basis by 19% in 2008, but remained broadly flat on a value basis. Building Products’ key markets of offices, warehousing, retail, education and hospitals were flat or declined. The US Architectural Billings Index, which is regarded as a leading indicator of future commercial construction activity, fell to historically low levels in 2008.

Residential construction in the US, measured by housing starts, declined by 33% in 2008 (according to the NAHB), the third straight year of decline, and 56% below the peak in 2005. Despite the reduction in housing construction, the number of months’ supply of unsold homes remained high throughout 2008 and, at the end of the year, stood at approximately nine months.

Air Systems Components

Sales in 2008 were $1,112.3 million (2007: $1,083.6 million).

Adjusted operating profit was $104.2 million (2007: $102.5 million). The adjusted operating margin was 9.4% (2007: 9.5%) .

Sales into the non-residential construction markets remained broadly unaffected by the worsening economic environment, with the order backlog substantially maintained throughout the year. The combination of our new, ‘green’, energy-efficient products, geographic expansion into higher growth markets, and acquisitions completed during the year enabled us to outperform the market. Our acquisition of Trion, an indoor air quality business, was integrated successfully. Ruskin introduced its range of energy recovery ventilators, an energy-saving product that recycles conditioned air and reduces energy usage in HVAC systems. An additional facility was opened in India, expanding the geographic reach of our Indian businesses.

Sales and profits were adversely affected by the continued downturn in residential construction, mainly affecting our Hart & Cooley and Selkirk businesses. Adjusted operating profit increased in 2008 as a result of strong performance in our non-residential construction business. The adverse effect of higher raw materials costs, coupled with decreases in volumes, was offset by price increases, the contribution of acquisitions and the positive impact of restructuring initiatives.

Operating and financial review (continued)

Other Building Products

Sales in 2008 were $342.8 million (2007: $489.8 million).

An adjusted operating loss of $24.0 million was recognised in 2008 (2007: profit of $4.0 million). The adjusted operating margin was (7.0)% (2007: 0.8%).

Other Building Products includes Lasco Bathware and Philips Products doors and windows business. Both businesses experienced further declines in sales in 2008 due to the continued weakening of residential construction, manufactured housing and remodelling markets. Adjusted operating profit decreased due to lower volumes combined with increased raw material and freight costs associated with higher diesel costs. Performance in the second half of 2008 improved as a result of continued restructuring initiatives in these businesses.

Liquidity and capital resources

Cash flow

Operations

In 2008, cash generated from operations was $628.7 million (2007: $638.7 million).

Operating cash flow, which excludes net capital expenditure, was $442.8 million (2007: $441.8 million). During 2008, improved working capital management resulted in cash inflows of $69.8 million (2007: outflow of $37.8 million).

Cash costs associated with restructuring projects were $16.3 million (2007: $1.2 million).

Cash conversion was 113.8% (2007: 82.9%).

Supplier payment policy

Our businesses determine terms and conditions of payment with their suppliers. Suppliers are made aware of the agreed terms and how any disputes are to be settled and payment is made in accordance with those terms.

The number of days’ credit taken by the Company and the Group for trade purchases was as follows:

	2008 Days	2007 Days
Company	37	30
Group (range of days)	12-166	16-132
Group (average days)	60	59

Operating and financial review (continued)

Capital expenditure

Capital expenditure on property, plant and equipment and nonintegral computer software was $193.8 million (2007: $236.5 million) and the Group realised $7.9 million in cash (2007: $39.6 million) on the disposal of property, plant and equipment.

In 2008, net capital expenditure was 0.9 times depreciation (2007: 0.9 times). Capital expenditure represented 3.5% of sales within the Group’s continuing operations (2007: 3.9%).

Management continues to maintain strict control on capital expenditure commensurate with the expected levels of demand for the Group’s products. In 2009, capital expenditure is expected to be approximately $150 million, however this would be revisited should there be a further deterioration in trading conditions.

Free cash flow

Free cash flow generated in 2008 was $300.9 million, compared with $290.0 million in 2007.

Dividends

Dividends paid on the Company’s ordinary shares amounted to $246.2 million (2007: $247.3 million). Based on management’s targeted level of dividends, dividend payments are expected to amount to $48.5 million in 2009.

Acquisitions and disposals

During 2008, the cash inflow on the disposal of noncore businesses (net of cash disposed with those businesses) was $124.6 million, principally from the sale of Stant and Standard-Thomson. During 2007, the Group realised $216.3 million in cash on the disposal of businesses, principally from the sale of Trico, Lasco Fittings and Dearborn MidWest.

In 2008, the cash outflow in relation to the acquisition of interests in subsidiaries was $65.8 million (2007: $17.0 million). In addition, $10.4 million (2007: $3.8 million) was spent on the acquisition of interests in associates. Acquisitions during the period are analysed in note 44 to the consolidated financial statements.

After taking into account cash and debt acquired and disposed with subsidiaries, the Group’s acquisitions and disposals activity during 2008 had the effect of reducing net debt by $49.9 million (2007: $202.0 million).

Net debt

As shown in the following table, net debt decreased by $115.1 million to $476.4 million during 2008.

	2008	2007
	$m	$m
Opening net debt	(591.5)	(920.8)
Cash generated from operations	628.7	638.7
Capital expenditure	(193.8)	(236.5)
Disposal of property, plant and equipment	7.9	39.6
Operating cash flow	442.8	441.8
Income taxes paid (net)	(84.5)	(86.2)
Interest and preference dividends (net)	(44.3)	(56.0)
Other movements	(13.1)	(9.6)
Free cash flow to equity shareholders	300.9	290.0
Ordinary dividends	(246.2)	(247.3)
Acquisitions and disposals (net)	49.9	202.0
Ordinary share movements	(4.5)	(4.5)
Foreign currency movements	16.1	(39.3)
Cash movement in net debt	116.2	200.9
Noncash movement in net debt	(1.1)	(1.6)
Conversion of preference shares	–	130.0
Total movement in net debt	115.1	329.3
Closing net debt	(476.4)	(591.5)

A detailed analysis of the movement in net debt is presented on page 153.

Operating and financial review (continued)

Treasury management

The Group’s central treasury function is responsible for procuring the Group’s capital resources and maintaining an efficient capital structure, together with managing the Group’s liquidity, foreign exchange and interest rate exposures.

All treasury operations are conducted within strict guidelines and policies that are approved by the Board. Compliance with those guidelines and policies is monitored by the regular reporting of treasury activities to the Board.

A key element of the Group’s treasury philosophy is that funding, interest rate and currency decisions and the location of cash and debt balances are determined independently of each other. The Group’s borrowing requirements are met by raising funds in the most favourable markets. Management aims to retain net debt in proportion to the currencies in which the net assets of the Group’s businesses are denominated. The desired currency profile of net debt is achieved by entering into currency derivative contracts.

Where necessary, the desired interest rate profile of net debt in each currency is achieved by entering into interest rate derivative contracts.

From time to time, the Group also enters into derivative contracts to manage currency transaction exposures.

We do not hedge the proportion of foreign operations effectively funded by shareholders’ equity. While the net income of foreign operations is not hedged, the effect of currency fluctuations on the Group’s reported net income is partly offset by interest payable on net debt denominated in foreign currencies.

An analysis of the Group’s exposure to liquidity risk, credit risk and market risk is presented in note 33 to the consolidated financial statements.

Credit ratings

We have established long-term credit ratings of Baa3 Stable with Moody’s and BBB Stable with Standard & Poor’s and short-term credit ratings of P3 with Moody’s and A2 with Standard & Poor’s. We aim to achieve an appropriate mix of debt and equity to ensure an efficient capital structure and to preserve these ratings.

Credit ratings are subject to regular review by the credit rating agencies and may change in response to economic and commercial developments.

Capital structure

We consider that the Group’s capital comprises shareholders’ equity plus net debt. At the end of 2008, the Group’s capital was $2,087.2 million (2007: $2,729.3 million).

We manage the Group’s capital structure to maximise shareholder value whilst retaining flexibility to take advantage of opportunities that arise to grow the business. Our policy is to fund new investments first from existing cash resources and then from borrowings. It is our intention to maintain surplus undrawn committed borrowing facilities sufficient to enable us to manage the Group’s liquidity through the operating and investment cycles.

We maintain a regular dialogue with the rating agencies, and the potential impact on our credit rating is taken into consideration when making capital allocation decisions.

Following approval by the Company’s shareholders at the 2008 AGM and subsequent ratification by the High Court, the Company’s ordinary shares were redenominated in US dollars on 22 May 2008. New ordinary shares of 9 cents each were attributed to holders of the Company’s existing ordinary shares of 5 pence each on a one-for-one basis.

During 2008, the Board announced that it would consider utilising the authority it has from shareholders to make onmarket repurchases of up to 10% of the Company’s issued share capital for cancellation. Due to the subsequent deterioration in economic conditions, no repurchases were made during 2008, but renewal of the relevant authority will be sought at the 2009 AGM.

Borrowings

Borrowing facilities

Borrowing facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. Our policy is to reduce financing risk by diversifying our funding sources and by staggering the maturity of our borrowings. We aim to retain sufficient liquidity to maintain our financial flexibility and to preserve our investment grade credit ratings.

The Group has committed borrowing facilities amounting to $1,175.7 million, of which $720.6 million was drawn at the end of 2008.

Operating and financial review (continued)

Borrowing facilities (continued)

We have two bonds outstanding under our EMTN Programme: £150 million repayable in December 2011 and £250 million repayable in September 2015.

We also have a £400 million multicurrency revolving credit facility that expires in August 2010. At the end of 2008, we had drawn down $129.3 million under this facility (the maximum amount drawn down during 2008 was $210.1 million).

We include within committed facilities our borrowings under finance leases, which amounted to $6.9 million at the end of 2008.

In addition to our committed facilities, we have uncommitted facilities of $495.4 million (of which we had drawn down $34.7 million at the end of 2008) and we have outstanding performance bonds, letters of credit and bank guarantees amounting to $164.5 million.

Overall, at the end of 2008, we had committed borrowing headroom of $420.4 million (in addition to cash and cash equivalents of $291.9 million).

	Facility	Drawings	Total
	$m	$m	$m
Committed facilities
– Bonds	584.4	(584.4)	–
– Credit facility	584.4	(129.3)	455.1
– Finance leases	6.9	(6.9)	–
	1,175.7	(720.6)	455.1
Uncommitted facilities
– Credit facilities	495.4	(34.7)	460.7
Total headroom	1,671.1	(755.3)	915.8
Less: Uncommitted facilities			(495.4)
Committed (minimum) headroom			420.4
Cash and cash equivalents			291.9

In the event of a change of control over the Company, the bonds may have to be redeemed and the credit facility may be withdrawn.

Level of borrowing and seasonality

We operate in a wide range of markets and geographic locations and, as a result, there is little seasonality of our borrowing requirements. Fluctuations in the Group’s borrowing level are caused principally by the timing of capital expenditure and dividend and interest payments.

During 2008, the principal amount of the Group’s borrowings decreased from $878.1 million to $749.0 million and peaked, in May, at $1,072.9 million.

Interest rate profile

The majority of the Group’s borrowings are denominated in sterling and bear interest at fixed rates.

We use interest rate swaps to swap the Group’s sterling fixed rate borrowings to floating rates. At the end of 2008, the weighted average interest rate on the floating legs of these swaps was 4.6% (2007: 7.7%).

We use foreign currency derivatives in effect to redenominate the majority of the Group’s sterling borrowings into a number of other currencies (principally the US dollar).

We use interest rate swaps to swap a portion of the Group’s effective US dollar borrowings from floating rates to fixed rates. At the end of 2008, $65.0 million of these borrowings had been swapped to a fixed interest rate of 4.6% until December 2009. The effective interest maturity of the remainder of the Group’s borrowings was less than three months.

The weighted average cost of the Group’s outstanding borrowings at the end of 2008 was 4.5% (2007: 7.6%).

Borrowing covenants

We are subject to covenants, representations and warranties commonly associated with investment grade borrowings on our issued bonds and on our multicurrency revolving credit facility.

Operating and financial review (continued)

We are subject to two financial covenants under our multicurrency revolving credit facility that are calculated by applying UK GAAP extant as at 31 December 2002 and are therefore unaffected by the transition to IFRS. The ratio of net debt to earnings before interest, tax, depreciation and amortisation must not exceed 2.5 times (at the end of 2008, the ratio was 0.8 times) and the ratio of operating profit to the net interest charge must not be less than 3.0 times (for 2008, the ratio was 7.5 times).

Cash balances

We manage our cash balances such that there is no significant concentration of credit risk in any one bank or other financial institution. We monitor closely the credit quality of the institutions that hold our deposits. Similar considerations are given to the Group’s portfolio of derivative financial instruments.

At the end of 2008, 92% of the Group’s cash balances were held with institutions rated at least A1 by Standard & Poor’s and P1 by Moody’s.

Our central treasury function is responsible for maximising the return on surplus cash balances within the constraints of our liquidity and credit policy. We achieve this, where possible, by controlling directly all surplus cash balances and pooling arrangements on an ongoing basis and by reviewing the efficiency of all other cash balances across the Group on a weekly basis.

Our policy is to apply funds from one part of the Group to meet the obligations of another, wherever possible, in order to ensure maximum efficiency in the use of the Group’s funds. No material restrictions apply that limit the application of this policy.

At the end of 2008, cash balances (including collateralised cash) were $295.7 million, of which $255.8 million was interest-bearing. All interest-bearing deposits attract interest at floating rates.

The weighted average interest rate on cash deposits at the end of 2008 was 1.8% (2007: 3.6%).

Currency profile of net debt

At the end of 2008, the notional principal amount of the foreign currency derivative contracts that we use to manage the currency profile of the Group’s net debt was $888.7 million (2007: $1,167.4 million). We show below the effect of currency translation hedges on the currency profile of the Group’s net debt at the end of 2008.

		Effect of	Net debt
	Net debt	currency	after currency
	before currency	translation	translation
	translation hedges	hedges	hedges
	$m	$m	$m
Currency:
– US dollar	(38.0)	343.8	305.8
– Sterling	662.5	(649.8)	12.7
– Euro	0.6	94.0	94.6
– Canadian dollar	(21.9)	126.3	104.4
– Other	(126.8)	85.7	(41.1)
	476.4	–	476.4

Operating and financial review (continued)

Other assets and liabilities

Intangible assets

Goodwill

At the end of 2008, the carrying amount of goodwill was $415.9 million (2007: $660.0 million). During 2008, the carrying amount of goodwill was reduced by $228.6 million due to the impairment of Stackpole, Gates Mectrol and Selkirk. We recognised additional goodwill on acquisitions of $8.4 million during 2008.

Other intangible assets

At the end of 2008, the carrying amount of other intangibles was $108.8 million (2007: $93.1 million).

During 2008, identifiable intangibles recognised on acquisitions amounted to $37.4 million, principally in relation to customer relationships and additions to non-integral computer software amounted to $10.4 million.

Applied research and development is important to the Group’s manufacturing businesses and there are development centres in the US, Europe and Japan that focus on the introduction of new and improved products, the application of technology to reduce unit and operating costs and to improve services to customers. During 2008, research and development expenditure was $92.7 million (2007: $99.2 million), of which $0.6 million (2007: $0.4 million) was capitalised.

Amortisation of other intangibles was $26.0 million (2007: $20.6 million).

Property, plant and equipment

Property, plant and equipment amounted to $1,167.3 million at the end of 2008 (2007: $1,414.4 million), including $9.9 million (2007: $12.6 million) held under finance leases. Additions during 2008 were $180.6 million and the depreciation charge for the period was $203.1 million (2007: $215.9 million). Also during 2008, the carrying amount of property, plant and equipment was reduced by $113.8 million due to impairments.

With the exception of the assets held under finance leases, which are secured by a lessor’s charge over the leased assets, the Group’s property, plant and equipment was not subject to any encumbrances.

The Group’s manufacturing facilities, distribution centres and offices are located in various countries throughout the world, with a large proportion in North America. The Group owns the vast majority of these facilities and continues to improve and replace them to meet the needs of its individual operations. At the end of 2008, the Industrial & Automotive business group operated 95 manufacturing facilities and 41 distribution centres in 23 countries. The Building Products business group operated 70 manufacturing facilities and 15 distribution centres, predominantly in North America. The following table shows the geographic analysis of the Group’s property, plant and equipment at the end of 2008.

Property, plant and equipment

	Carrying amount
	$m	%
US	533.2	45.7%
UK	56.9	4.9%
Rest of Europe	169.3	14.5%
Rest of the world
– Canada	157.0	13.5%
– China	87.8	7.5%
– Mexico	50.6	4.3%
– Other countries	112.5	9.6%
	407.9	34.9%
Total	1,167.3	100.0%

Due to the diverse nature of the business, at the end of 2008, there was no individual facility, the loss of which would have a material adverse impact on the Group’s operations. Equally, there are no plans to construct, expand or improve facilities that would, on completion or cancellation, significantly affect the Group’s operations.

During 2008, management continued to take prompt action to rationalise any under-utilised manufacturing facilities.

Operating and financial review (continued)

Post-employment benefits

Pensions

The Group operates a number of defined benefit pension plans, principally in the UK and the US. All of the plans are closed to new entrants and certain of them are also closed to future service accrual by current employees. The majority of the plans are funded by contributions by the Group and current employees at rates determined by independent actuaries taking into account any funding objectives prescribed by local legislation.

In 2008, the charge to operating profit in respect of defined benefit pension plans was $6.3 million (2007: $8.0 million).

At the end of 2008, the net pension liability was $180.6 million (2007: $120.9 million). During the year, the US dollar appreciated against sterling such that the US dollar value of the assets and benefit obligations of the UK pension plans both fell by approximately 27% due to the effect of currency translation. Overall, the net pension liability increased by $8.5 million due to currency translation effects.

Excluding currency translation effects, the fair value of the plan assets fell by $119.9 million during 2008, largely due to the fall in equity prices, although this was mitigated by the effect of lower market interest rates on the value of the fixed interest rate bonds held by the plans. Benefit payments, net of employer contributions, amounted to $30.3 million in 2008.

Excluding currency translation effects, the present value of the benefit obligation decreased by $43.9 million, due principally to the decline in market interest rates.

	2008	2007
	$m	$m
Fair value of the plan assets	862.1	1,125.0
Present value of the benefit obligation	1,018.1	1,196.5
Deficit in the plans	156.0	71.5
Effect of the asset ceiling	24.6	49.4
Net pension liability	180.6	120.9

Changes in the net pension liability are analysed in note 34 to the consolidated financial statements.

Operating and financial review (continued)

Pensions (continued)

The Group considers the net pension liability to be similar to debt. Management of the risks associated with the Group’s defined benefit pension plans is the responsibility of the Group’s treasury function. Our primary objective is to identify and manage the risks associated with both the assets and liabilities of the defined benefit pension plans and we continue to work with the trustees of our pension plans to improve the management of our defined benefit pension risks.

The principal risks affecting the present value of the benefit obligation are: interest rate risk, inflation risk and mortality risk.

Management of the plan assets is the responsibility of trustee boards, over which the Group has varying degrees of influence depending on local regulations. The Group has made the trustee boards aware of its preference that, where plan assets are invested so as to match the cash flow and risk profiles of the benefit obligations, these arrangements are effective, and that other plan assets not so invested are held in investment grade bonds or broad-based local equity indices.

During 2005, the Group’s US plans began hedging the interest rate risk implicit in their benefit obligations. At the end of 2008, the benefit obligation of the funded US plans amounted to $586.5 million and was hedged using a combination of bonds and interest rate swaps with an average duration of 10.5 years. We estimate that a 0.5% decrease in market interest rates would increase the pension liability by 5.7%, or $58.2 million.

Only 64.5% of the benefit obligation of $1,018.1 million at the end of 2008 is exposed to future salary increases. We estimate that a 0.5% increase in the salary scale would increase the net pension liability by 3.2%, or $5.8 million.

Unless the benefit obligation is subject to a buy-out or buy-in, it is not possible to mitigate the effects of mortality risk. We estimate that if the average life expectancy of plan members increased by one year at age 65, the net pension liability would increase by 11.8%, or $21.3 million.

Cash contributions made by the Group to defined benefit pension plans amounted to $45.4 million (2007: $68.0 million). The Group expects to contribute approximately $43 million to defined benefit pension plans in 2009.

Other benefits

The Group provides other post-employment benefits, principally health and life-insurance cover, to certain of its employees in North America through a number of unfunded plans. In 2008, the charge to operating profit in respect of these benefits was $1.1 million (2007: $0.4 million).

At the end of 2008, the liability in respect of these benefits was $147.7 million (2007: $180.8 million). During 2008, benefits paid were $13.0 million and there was a decrease in the liability of $33.1 million. Management took action to reduce the cost of the plans that outweighed the increase in the liability caused by the effect of lower market interest rates.

Taxation

The Group’s central tax function is responsible for planning and managing the tax affairs of the Group efficiently within the various local tax jurisdictions in which we operate, so as to achieve the lowest cash tax charge in compliance with local tax regulations.

At the end of 2008, the Group recognised income tax liabilities amounting to $81.4 million (2007: $96.3 million), including a provision for uncertain tax positions of $63.5 million (2007: $67.6 million). Income tax recoverable was $47.6 million (2007: $29.5 million).

At the end of 2008, the Group recognised a net deferred tax asset of $35.1 million (2007: $5.2 million) and had accumulated tax losses and tax credits amounting to $2,874 million (of which $2,382 million can be carried forward indefinitely) on which no deferred tax asset can be recognised because it is not probable that taxable profits will be available against which they can be utilised. At the end of 2008, the Group’s share of the undistributed earnings of foreign subsidiaries on which no deferred tax has been provided amounted to $3,181 million.

Operating and financial review (continued)

Contractual obligations

As at 3 January 2009, the Group’s contractual obligations were as follows:

		Earliest period in which payment/(receipt) due
		Less than
	Total	1 year	1 – 3 years	3 – 5 years	After 5 years
	$m	$m	$m	$m	$m
Bank and other loans:
– Principal	735.4	20.9	348.5	0.6	365.4
– Interest payments(1) (2)	204.4	41.6	79.8	44.8	38.2
Derivative financial instruments:
– Payments(2) (3)	682.9	677.0	5.9	–	–
– Receipts(2) (3)	(663.8)	(655.9)	(7.9)	–	–
Finance leases	9.5	1.9	2.6	1.4	3.6
Operating leases	229.5	41.3	64.5	46.6	77.1
Post-employment benefits(4)	43.2	43.2	–	–	–
Purchases(5)	46.0	42.5	1.2	0.9	1.4
Total(6)	1,287.1	212.5	494.6	94.3	485.7

(1)	Future interest payments include payments on fixed and floating rate debt and are presented before the effect of interest rate derivatives.
(2)	Floating rate interest payments and payments and receipts on the floating rate legs of interest rate derivatives are estimated based on market interest rates prevailing as at 3 January 2009.
(3)	Receipts and payments on foreign currency derivatives are estimated based on market exchange rates prevailing as at 3 January 2009.
(4)
Post-employment benefit obligations represent the Group’s expected cash contributions to its defined benefit plans in 2009. It is not practicable to present expected cash contributions for subsequent years because they are determined annually on an actuarial basis to provide for current and future benefits.

(5)
A ‘purchase obligation’ is an agreement to purchase goods or services that is enforceable and legally binding on the Group and that specifies all significant terms, including: the fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(6)
We have not shown the Group’s provision for uncertain tax positions because it is not practicable to reliably estimate the timing of the related cash outflows in future years as these cash flows will only be determined after final audit by the tax authorities of previously filed tax returns.

Off-balance sheet arrangements

The Group has not entered into any transaction, agreement or other contractual arrangement that is considered to be an off-balance sheet arrangement that is required to be disclosed under applicable regulations, other than operating lease commitments that are analysed in note 47 to the consolidated financial statements.

Going concern

As discussed under the heading “Outlook” on page 5, the Group’s end markets are expected to remain very challenging during 2009. Current economic conditions make forecasting extremely difficult and there is the possibility that the Group’s actual trading performance during the coming year may be materially different from management’s expectations. The principal risks and uncertainties that may affect the Group’s results, cash flows and financial position are discussed on pages 36 to 37.

As detailed under the heading “Borrowings” on page 23, the Group’s committed borrowing facilities of $1,175.7 million include the £400 million multi- currency revolving credit facility which expires in August 2010. Management is involved in initial discussions with banks concerning the renewal or replacement of this facility.

Based on internal forecasts and projections that take into account reasonably possible changes in the Group’s trading performance, the Directors believe that the Company and the Group have adequate financial resources to continue in operation for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Company’s and the Group’s financial statements.

Management regularly provides investors with updates on the Group’s performance and financial position. We publish an interim management statement during the first and second half of the financial year that describes the Group’s performance during the relevant period, its financial position at the end of the period and the effect of any material events or transactions that have taken place. We also publish a half-yearly report that includes an interim management report and condensed financial statements prepared in accordance with IAS 34 “Interim Financial Statements”. Additionally, from time to time, the Company may publish trading updates. All announcements made by the Company to the London Stock Exchange are published on the Company’s website, www.tomkins.co.uk, and are furnished to the SEC in the US.

Operating and financial review (continued)

Operating results
2007 compared with 2006

Group

Overview

Sales in 2007 were $5,886.1 million (2006: $5,746.1 million).

Adjusted operating profit was $530.5 million (2006: $545.3 million). The adjusted operating margin was 9.0% (2006: 9.5%).

Continuing operations
$ million, unless stated otherwise	2007		2006
Sales	5,886.1		5,746.1
Operating profit	586.3		519.2
Amortisation of intangible assets arising on acquisitions	(7.2)		(5.0)
Restructuring costs	(27.6)		(23.9)
Net gain on disposals and the exit of businesses	91.4		5.7
Impairments	(0.8)		(2.9)
Adjusted operating profit	530.5		545.3
Adjusted operating margin	9.0%		9.5%
Profit before tax	525.4		448.6
Tax	(139.9)		(65.6)
Profit after tax	385.5		383.0
Diluted earnings per share	40.91	c	42.13	c
Adjusted diluted earnings per share	37.14	c	44.24	c

During 2007, the Group faced some challenging end markets: in particular, the automotive OE and residential construction markets in the US. However, the Group’s diversity, both in terms of our end markets and the regions in which we operate, helped us to maintain a healthy operating margin in 2007.

Automotive OE in North America represented approximately 11% of the Group’s sales in 2007 (approximately 7% of the Group’s sales were to the Detroit Three in North America). Sales to the Detroit Three worldwide were approximately 10% of the Group’s sales in 2007. Sales to the residential construction market in North America comprised approximately 10% of the Group’s sales in 2007.

During 2007, we continued to expand our presence in the high growth regions of China, India, Eastern Europe and the Middle East, consistent with our aim to both manufacture locally to supply these growing markets and to supply some of our traditional markets from these lower-cost regions. In 2007, sales to Asia, Latin America and Eastern Europe comprised approximately 12% of the Group’s sales.

We undertook a number of initiatives to manage our cost base in the face of difficult end markets. We reduced headcount across the Group during 2007 and accelerated our strategic manufacturing initiatives. We continued to rationalise some of our older facilities in North America and Europe and invested in new plant and equipment, especially in Asia and Eastern Europe.

We seek to procure lower-cost materials to mitigate the effect of rising raw material prices and, in 2007, we established functions in both China and India to source low-cost materials for our worldwide operations.

In 2007, we made good progress in the introduction of new products that focus on energy-efficiency and reduced emissions that resulted in a number of contract wins.

We pursued our strategy of securing bolt-on acquisitions in high-growth markets. In Industrial & Automotive, we acquired Swindon Silicon Systems Limited, which designs, develops and supplies integrated circuits, as a bolt-on for Schrader Electronics and increased from 60% to 100% our interest in Schrader Engineered Products (Kunshan) Co. Ltd, which manufactures valves and fittings in China. In Building Products, we acquired a 50% interest in Caryaire, a leading manufacturer and distributor of HVAC products in India.

During 2007, we completed the disposal of four non-core Industrial & Automotive businesses: Trico, Dearborn MidWest, Lasco Fittings and Tridon’s side indicator and detection business.

In the second quarter of 2007, we announced the intended disposal of two further non-core Industrial & Automotive businesses: Stant and Standard-Thomson.

Restructuring costs

In 2007, restructuring costs were $27.6 million and principally related to the rationalisation of production facilities within the Lasco Bathware and Philips Products businesses in the US, the outsourcing of IT services and the initiatives within Fluid Power and Air Systems Components that began in 2006.

Operating and financial review (continued)

In May 2007, we announced that Stackpole was to be integrated into Gates. At that time, management carried out an assessment of the carrying value of Stackpole, taking into account the outlook for its markets and customers. Following this assessment, and a subsequent update in December 2007, management concluded that the carrying value of the business was supported by its projected future cash flows.

In 2006, restructuring costs were $23.9 million and principally related to the transfer of Fluid Power’s production at St. Neots in the UK to a new facility at Karvina in the Czech Republic, the closure of Stackpole’s pump components facility and the rationalisation of production facilities within Air Systems Components.

Net gain on disposals and on the exit of businesses

During 2007, the Group recognised a gain of $65.2 million on the disposal of Lasco Fittings, a gain of $13.4 million on the disposal of Dearborn MidWest and a loss of $2.6 million on the disposal of Tridon’s indicator and side object detection business. Also during 2007, we recognised a gain of $15.4 million on the disposal of corporate property.

During 2006, the Group recognised a gain of $5.7 million on the disposal of property, plant and equipment relating to businesses sold in previous years.

Share of profit of associates

In 2007, the Group’s share of the profit after taxation of its associates was $0.8 million (2006: $2.8 million).

Net finance costs

Net finance costs attributable to continuing operations were $60.9 million (2006: $70.6 million).

Net interest payable on net borrowings was unchanged at $52.8 million with the effect of lower average net debt having been offset by higher average interest rates during 2007 compared to 2006.

Net finance costs in relation to post-employment benefits were $1.3 million (2006: $6.6 million) as follows:
	2007 $m	2006 $m
Interest cost on benefit obligation	76.3	67.7
Expected return on plan assets	(75.0)	(61.1)
Net finance costs on
post-employment benefits	1.3	6.6

Net finance costs included $1.2 million (2006: $9.9 million) in relation to dividends payable on the convertible preference shares that were redeemed in July 2007.

Other finance expense was $5.6 million (2006: $1.3 million), which principally related to financial instruments held by the Group to hedge its currency translation exposures that either did not qualify for hedge accounting or in respect of which there was hedge ineffectiveness.

Income tax expense

In 2007, the income tax expense was $139.9 million (2006: $65.6 million) which represented an effective tax rate of 26.6% (2006: 14.6%) applied to profit before tax of $525.4 million (2006: $448.6 million).

In 2007, the income tax expense was reduced by non-recurring tax benefits of $25.8 million. Excluding these benefits, the Group’s effective tax rate was 31.5%.

In 2006, the Group released provisions for uncertain tax positions amounting to $92.8 million which reflected the successful resolution of outstanding tax issues in the US, the change in certain tax laws and the change in views on the likely outcome of challenges of the various tax authorities. Also in 2006, however, the income tax expense was affected by non-recurring tax charges of $13.2 million. Excluding these items, the Group’s effective tax rate was 32.4%.

Discontinued operations

In 2007, the Group recognised a loss of $59.6 million before tax on the disposal of Trico. Also during 2007, the Group recognised a gain of $2.4 million before tax on the receipt of additional proceeds in relation to businesses sold in previous years. After the attributable tax expense of $8.0 million, the loss on disposal of discontinued operations was $65.2 million.

In 2006, the Group recognised an impairment of $45.9 million when Trico was classified as held for sale and additional consideration of $4.6 million in relation to businesses sold in previous years. After the attributable tax credit of $37.4 million, the loss on disposal of discontinued operations was $3.9 million.

Minority interests

In 2007, the profit after tax attributable to minority shareholders in subsidiaries not wholly owned by the Group was $25.0 million (2006: $20.5 million).

Earnings per share

In 2007, the profit attributable to equity shareholders was $293.8 million (2006: $341.2 million) and diluted earnings per share were 33.37 cents (2006: 39.72 cents).

Adjusted earnings for calculating diluted earnings per share from continuing operations were $328.3 million (2006: $391.0 million). Adjusted diluted earnings per share from continuing operations were 37.14 cents (2006: 44.24 cents), a decrease of 16%.

Operating and financial review (continued)

Dividend

Dividends on the Company’s ordinary shares in respect of 2007 and prior years were declared and paid in sterling. The declared dividend for 2007 was 13.89 pence per share, unchanged compared with 2006.

For comparative purposes, dividends in respect of 2007 and prior years have been translated from sterling into US dollars at the exchange rate on their respective payment dates. On this basis, the dividend for 2007 was 27.68 cents per share (2006: 27.26 cents per share).

Foreign currency translation

Currency translation differences affect the Group’s results and cash flows on the translation of the results and cash flows of the Group’s operations from their functional currencies into US dollars. In 2007 compared with 2006, adjusted operating profit benefited by $10.6 million due to the effects of currency translation, principally because of the strengthening of the average euro and Canadian dollar exchange rates against the US dollar during 2007.

Effect of inflation

General price inflation in countries where the Group has its most significant operations remained at a low level during 2007 and the impact was not material to the Group’s results.

Industrial & Automotive

Overview

Sales in 2007 were $4,312.7 million (2006: $3,984.0 million).

Adjusted operating profit was $477.4 million (2006: $444.3 million). The adjusted operating margin was stable at 11.1% (2006: 11.2%).

$ million, unless stated otherwise	2007	2006
Sales
– Power Transmission	2,063.2	1,851.2
– Fluid Power	769.1	709.4
– Fluid Systems	583.8	447.4
– Other Industrial & Automotive	896.6	976.0
Total sales	4,312.7	3,984.0
Adjusted operating profit	477.4	444.3
Adjusted operating margin	11.1%	11.2%
Net capital expenditure: depreciation	1.0 times	1.0 times
Average number of employees	21,296	20,888

Market background

CSM reported global production of light vehicles was around 54.9 million units in 2007, an increase of approximately 3% on 2006. In North America, the automotive OE market was challenging with 15.0 million light vehicles produced, down approximately 2% compared with 2006. In Europe, light vehicle production increased by approximately 6% to 21.5 million units and production in Japan and Korea grew by about 2%. Growth continued to be strong in the emerging markets of China, India and Latin America.

Overall, the automotive aftermarket showed steady growth in 2007. Our automotive aftermarket businesses increased their market share in North America and Europe with new products, new distribution and promotional efforts focused on professional installers.

In 2007, the industrial OE market showed good growth in all regions. In the US, industrial production was higher, but capacity utilisation was flat in 2007 compared with 2006. Our businesses in the US were affected by the continued weakness of the residential construction sector, but the oilfield, mining and agricultural markets showed good growth, especially outside North America. Industrial replacement markets performed strongly in 2007, reflecting the strength of the industrial OE markets.

Our axle and chassis business is heavily reliant on the markets for recreational vehicles and manufactured housing in the US. Shipments of towable recreational vehicles in the US fell by nearly 11% compared with 2006. Shipments of manufactured housing in the US fell by nearly 19% during 2007 due to the weaker housing market which suppressed demand, particularly for multi-section manufactured homes.

Operating and financial review (continued)

Strategic development

Within our I&A businesses, in 2007 we continued to implement lean processes to drive manufacturing efficiencies, material cost reductions and increased output in facilities. Internal successes led to initiatives with key customers to further eliminate waste in shipping and product handling activities.

During 2007, I&A extended its manufacturing and distribution capability. In Eastern Europe, a sales office was added in Moscow. Activities in India, the Middle East and South Africa continued to focus on building local presence and developing staff to support growth. Where oilfield and mining operations are significant, such as in Australia, the Gulf and Canada, I&A provides heavy-duty belts and oilfield hose products. Gates Winhere began the expansion of its manufacturing capacity by constructing a new plant in Yantai, China.

Our I&A businesses continued to focus on the development of innovative technology. Schrader Electronics’ RTPMS, Stackpole’s variable vane technology for oil pumps and Gates’ new hybrid technology all address safety and environmental concerns.

Power Transmission

Sales in 2007 were $2,063.2 million (2006: $1,851.2 million).

Adjusted operating profit was $266.8 million (2006: $258.2 million). The adjusted operating margin was 12.9% (2006: 13.9%).

Power Transmission had another solid year with strong underlying growth in most of its industrial and automotive OE and automotive replacement markets, though it was affected by weakness in the automotive OE market in North America.

Record automotive OE programmes of $186 million were concluded during 2007, with customers such as Audi, Nissan, Hyundai and Chery. Approximately 70% of these programmes were outside North America.

We launched Poly Chain® GT® Carbon™ belts in the industrial markets. Demand for improved fuel economy and reduced emissions propelled electro-mechanical drive technology and spurred numerous automotive application projects in Asia.

During 2007, Power Transmission opened a new manufacturing facility in Chennai, India to supply local customers with belts and tensioners for the industrial and automotive sectors. We expanded hose production in Chandigarh, India. In Suzhou, China, investment was made to increase capacity at our clamp facility. Investments were also made in facilities at Aachen, Germany, Glade Springs, Virginia, and Springfield, Tennessee.

Fluid Power

Sales in 2007 were $769.1 million (2006: $709.1 million).

Adjusted operating profit was $71.0 million (2006: $64.4 million). The adjusted operating margin was steady at 9.2% (2006: 9.1%).

Fluid Power primarily serves the industrial OE and replacement markets and in 2007 benefited from the strong growth in many of its end markets, particularly in the agriculture, oil and gas and mining sectors. However, it was adversely affected by the continued weakness of US residential construction.

Fluid Power progressed with the relocation of manufacturing from St. Neots, UK to Karvina, Czech Republic. It was intended that this move would improve Fluid Power’s competitive position in Europe. During 2007, Fluid Power increased the manufacturing capacity at its facility in Chandigarh, India to support the high-growth hydraulic market in India, and established a manufacturing facility in China to grow its business in Asia.

The Quicklok® family of products has attracted customer interest due to the leak-preventing technology and consequent warranty cost reductions for customers. New awards with revenue of approximately $16 million were launched in 2007 in both North America and Europe.

In 2007, Fluid Power engineers continued to drive innovation through hose connector interface technology that provides customers with added product safety, reliability and core product enhancements such as the new Xtreme™ Heat hose.

Fluid Systems

Sales in 2007 were $583.8 million (2006: $447.4 million).

Adjusted operating profit was $55.0 million (2006: $22.9 million). The adjusted operating margin increased substantially to 9.4% (2006: 5.1%).

Fluid Systems had a strong year in 2007, principally due to continued growth in its RTPMS business.

Schrader Electronics successfully ramped-up production of RTPMS, primarily to meet demand in the US as the TREAD Act requiring RTPMS to be fitted on new vehicles became effective. Outside North America, in 2007, momentum grew for similar mandatory use of RTPMS, particularly in Europe where there is a major focus on lowering CO2 emissions and improving safety. Several European vehicle manufacturers now provide RTPMS as an option. During 2007, Schrader Electronics had contract wins for its snap-in RTPMS with Mahindra & Mahindra, Mitsubishi and General Motors. Sales of RTPMS retrofit kits to the aftermarket started to come through in the second quarter of 2007.

In September 2007, Schrader Electronics acquired Swindon Silicon Systems, thereby accelerating its product development capability based on ASIC technology with a view to expanding the product offering into new industrial applications.

Operating and financial review (continued)

Other Industrial & Automotive

Sales in 2007 were $896.6 million (2006: $976.0 million).

Adjusted operating profit was $84.6 million (2006: $98.8 million). The adjusted operating margin was 9.4% (2006:10.1%).

Dexter’s axle and chassis businesses were adversely affected by weaker volumes in the manufactured housing and recreational vehicle markets in 2007.

Gates Fleximak and Gates Winhere, which were acquired in 2006, made positive contributions in 2007 and demonstrate the successful expansion of the Gates platform into new markets. In 2007, Gates Winhere’s water pumps penetrated the automotive aftermarket, with product implementation at NAPA, one of North America’s largest automotive distributors, and the first water pump awards in Australia and Canada.

Ideal continued to expand its small but growing presence in Europe and China.

Dearborn Mid-West was sold in November 2007.

Building products

Overview

Sales in 2007 were $1,573.4 million (2006: $1,762.1 million).

Adjusted operating profit was $106.5 million (2006: $153.6 million). The adjusted operating margin declined to 6.8% (2006: 8.7%).

$ million, unless stated otherwise	2007	2006
Sales
– Air Systems Components	1,083.6	1,070.6
– Other Building Products	489.8	691.5
Total sales	1,573.4	1,762.1
Adjusted operating profit	106.5	153.6
Adjusted operating margin	6.8%	8.7%
Net capital expenditure : depreciation	0.8 times	0.9 times
Average number of employees	12,444	13,247

Market background

During 2007, the US residential construction market declined to a 16year low, with only 1.4 million housing starts, compared to 1.8 million in 2006 and the recent peak of 2.1 million in 2005. US non-residential construction, as measured by Dodge, remained flat overall in 2007 compared to 2006 when measured in square footage terms. However, office construction increased by 4% and the construction of public buildings increased by 38%, which, as Building Products has a significant exposure to these sectors, helped to mitigate the effect of the decline in US residential construction.

Strategic development

Building Products continued to focus on restructuring its production and distribution network to meet demand for shorter lead times and the lowest possible delivered costs. Accordingly, we continue to promote lean manufacturing, the strengthening of regional manufacturing where lead times and shipping costs are critical and, where regional production is not required to meet customer demand, the relocation of production to lowercost facilities. We sourced a number of highvolume products in China, and other production was moved to existing and new facilities in Mexico. We placed an increased emphasis on Asia and the Middle East as the non-residential construction markets continued to expand significantly in those regions.

During 2007, Building Products reacted to difficult end markets by reducing production capacity and by reducing the cost base in its ongoing facilities.

Operating and financial review (continued)

Air Systems Components

Sales in 2007 were $1,083.6 million (2006: $1,070.6 million).

Adjusted operating profit was $102.5 million (2006: $106.3 million). The adjusted operating margin was 9.5% (2006: 9.9%).

In 2007, ASC performed strongly in the non-residential construction market, increasing its market share due to its focus on growing segments of the market such as public buildings and offices and on developing products for energy-efficient or ’green’ buildings. While ASC’s sales to the residential construction market were adversely affected by the sharp reduction in US housing starts, the business was able to mitigate the effect of this downturn by controlling costs and driving operational efficiencies.

During 2007, we completed the integration of the operations of HeatFab and Eastern Sheet Metal, which were acquired in late 2006. Both companies have provided important entries into specialised venting markets and spiral ducting for non-residential construction.

Also in 2007, ASC made good progress in expanding its offering outside the US. ASC has served the Chinese market from overseas for a number of years but, in 2007, began production in China. In August 2007, the Group formed a joint venture with Caryaire, a manufacturer and distributor of HVAC products in India.

Other Building Products

Sales in 2007 were $489.8 million (2006: $691.5 million).

Adjusted operating profit was $4.0 million (2006: $47.3 million). The adjusted operating margin fell significantly to 0.8% (2006: 6.8%).

Both the Lasco Bathware business and the Philips doors and windows business were impacted by the continuing weakness in the US residential construction market, which was compounded by the impact of softer manufactured housing and recreational vehicle markets during 2007.

Lasco Bathware’s sales are driven primarily by new home construction. Although we increased our market share, overall demand fell significantly during 2007. Management therefore focused on realigning capacity with current demand levels and on increasing our share of the institutional and renovation markets with the introduction of new products to meet the needs of those sectors.

Philips’ sales have historically depended on the residential construction and manufactured housing markets. With the downturn in those markets, our focus during 2007 was on growing our share of vinyl window sales in the residential replacement and renovation markets.

Management reacted quickly to mitigate the impact of weak end markets. During 2007, we closed two Lasco Bathware facilities and two Philips facilities and took action to reduce the cost base in our ongoing facilities.

Lasco Fittings was sold in February 2007.

Principal risks and uncertainties

Background

Tomkins operates globally in a variety of markets and is affected by a number of risks inherent in its activities.

Business risk can be considered either as downside risk (the risk that something can go wrong and result in a financial loss or exposure) or volatility risk (the risk associated with uncertainty, meaning there may be an opportunity for financial gain as well as the potential for loss).

We outline below our principal risks and uncertainties, i.e. those that the Board believes have the greatest potential to impact the Group’s results or financial position. We have not listed these risks in any order of priority. Details of the Group’s risk management procedures are set out under the heading “Internal Control” on page 48.

Additional risks not currently known to us, or risks that currently we do not regard as significant, could also have a material adverse effect on our results or financial position and our analysis of our principal risks and uncertainties should therefore be read in conjunction with the cautionary statement regarding forward-looking statements set out on the inside front cover.

When applying the Group’s accounting policies, management must make assumptions and estimates about the future that may differ from actual outcomes. We discuss the key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying value of the Group’s assets and liabilities in note 4 to the consolidated financial statements.

Our strategy

Risks associated with acquisitions and disposals

We seek to reshape our portfolio by making strategic bolt-on acquisitions of complementary businesses to expand our product portfolio and geographic presence and by disposing of non-core businesses.

Acquisitions and disposals, particularly investments in emerging markets, involve legal, economic and political risks. We also encounter risks in the selection of appropriate investment and disposal targets, execution of the transactions, integration of acquired businesses and a risk that we may not generate the anticipated returns and savings from our acquisitions and disposals.

Risks inherent in operating in emerging economies

We aim to expand our activities in the high-growth potential emerging markets of Eastern Europe, Asia, the Middle East and South and Central America. We face inherent risks in operating in these markets that include, but are not limited to, economic and political instability, restrictive or complex laws and regulations, volatility in currency exchange rates, protection of intellectual property and strong competition from companies that are already established in these markets. If we are unable to adequately assess these risks and develop and execute appropriate mitigating strategies, we may have to decline growth opportunities which may adversely impact the Group’s sales, profitability and cash flows.

Our funding

Risks arising from illiquid credit markets

Despite the efforts of national governments, restrictions on the availability of credit continue and many companies are finding it difficult to obtain or renew borrowing facilities on commercially acceptable terms. We finance our business principally through equity and bank and other borrowings. While we currently have considerable headroom under our committed borrowing facilities, our £400 million multi-currency revolving credit facility expires in August 2010. We may have to accept less favourable terms when we come to renew or replace the facility.

Failure to obtain sufficient funding to meet our liquidity requirements may result in lost business opportunities or the curtailment of capital spending, research and development and other important strategic programmes.

Illiquid credit markets may also restrict the reshaping of our portfolio because the reduced access to credit may adversely impact the ability of both the Group and potential buyers to finance the acquisition of businesses.

If we were unable to replace or renew our borrowing facilities as they expire, there may be a threat to the Group’s status as a going concern. If we were able to obtain funding on less favourable terms, there may be an adverse impact on the Group’s profitability and cash flows.

Our markets

Risks associated with economic downturn

Demand for our products is driven directly or indirectly by consumer demand and preferences. Our markets tend to be cyclical and the recent decline in asset prices, severe limitations on the availability of credit and the volatility in the prices of oil and other commodities have eroded market confidence and driven down consumer spending in a number of our end markets.

Principal risks and uncertainties (continued)

While the downturn began in the US, it has spread to the developed economies in Europe and parts of Asia and we are now faced with a global recession. It is likely that this will continue to reduce demand for our products, increase pressure on prices, reduce margins and accelerate customer consolidation. We expect these pressures will continue to be particularly acute in our residential, commercial construction and automotive markets.

Risks associated with the major US automotive manufacturers

In 2008, the Group derived 9.7% of its sales from General Motors, Ford and Chrysler. For some time, the global automotive industry has been characterised by overcapacity and fierce competition and, in North America, it is also affected by significant pension and healthcare liabilities. In recent years, the Detroit Three have seen a decline in their market share of vehicle sales, particularly in North America, due to Asian and European automobile manufacturers increasing their presence and the preference of customers for fuel-efficient vehicles. North American vehicle production declined sharply from 15.1 million in 2007 to 12.6 million in 2008 and is projected to fall further to 9.5 million in 2009. As a consequence, the Detroit Three are in severe financial difficulty and have been offered financial assistance from the US government. Should one or more of the Detroit Three file for reorganisation under US bankruptcy laws, we may not be able to recover amounts owed to us by them.

We expect that the production capacity of the Detroit Three in North America will be severely cut back and that any recovery in sales may take some years as they replace their vehicle platforms.

Risk of increased competition from low-cost producers

Many of our end markets are highly competitive, particularly in the automotive industry. Customers are expanding their sourcing of products by looking to regions that enjoy economic advantages such as lower labour costs, cheaper raw materials or export subsidies. If we are unable to continue to provide technologically superior or better quality products or to match the prices of these low-cost suppliers, there is a risk that customers will switch to these suppliers, leading to a loss of market share and reductions in sales and margins.

Risks inherent in the supply chain

Failure to deliver products within acceptable timeframes in our competitive markets could have an adverse effect on the business. Customer-driven reductions in lead times, carrier consolidation, the availability and cost of fuel and longer supply chains resulting from low-cost country sourcing may all impact service levels resulting in lost market share or missed opportunities. Shorter lead times can also make it difficult to predict trends or market changes, hampering accurate forecasting.

Our products

Risks associated with the cost and availability of production inputs

Steel, aluminium, rubber and rubber-based materials are some of the key inputs needed in many of our products. Energy is another significant part of the Group’s costs, affecting both production and distribution costs. If prices of these and other inputs increase and we are unable to pass these increases on to customers, there is a risk that our margins may not be sustained and profitability may be adversely affected.

During 2008, we have seen both significant rises and falls in the prices of many inputs. If such price volatility continues, it may hinder accurate forecasting and costing and make it difficult to pass cost increases on to customers.

Our businesses compete globally for key production inputs. The availability of certain raw materials, energy or other key inputs may be disrupted by any number of geopolitical factors. Such disruptions may require additional capital or operating expenditures by the Group or forced reductions in our production volumes.

Financial distress of key suppliers as a result of increasing prices, declining demand and a lack of available financing may lead to disruption in the supply of inputs negatively impacting our production and profitability.

Risk of product liability claims

Due to the nature of our products, we face an inherent risk of product liability claims if failure results in any claim for injury or consequential loss. Litigation is inherently unpredictable and these claims, regardless of their outcome, may be costly, divert management attention and adversely affect our reputation. Supplier consolidation and the increase in low-cost country sourcing may increase the likelihood of receiving defective materials, thereby increasing the risk of product failure and resulting liability claims.

Our people

Risk that our human resources strategies may not be effective

We believe that our future success depends in large measure on our ability to retain and develop our people. If we are unable to identify, attract and retain excellent non-management, management and executive talent, we may not be able to effectively implement our business strategies, or we may experience delays in the development and production of, or face difficulty in selling, our products and services.

Corporate Social Responsibility

Our workplace

à	19.2% reduction in injury rate

à	Threeyear wellness initiatives started

à	Focus on employee health and well-being

Our global footprint

à	Improved environmental performance

à	118 sites with environmental management systems

à	$1,075,580 charitable assistance

Our marketplace

à	New supplier charter

à	86 sites with quality management systems

à	Numerous customer awards

Governance/management

à	Full policy compliance

à	Group anti-discrimination and anti-trust training

à	Excellent governance ratings

Introduction

At Tomkins, social responsibility is an integral part of our everyday business practices and one of the drivers of our success. We understand the need to balance economic, environmental and social responsibilities in a manner that meets the needs of our stakeholders. Indeed, during the current economic crisis, it has become even more important that we maintain our focus on environmental and social matters. We believe that excellence in CSR is consistent with, and enhances, our financial performance.

A summary of our progress and performance in 2008 is set out below, describing our continued progress in the four key CSR areas, namely, corporate governance, our workplace, our global footprint and our marketplace. We have again published a separate, in-depth, Corporate Social Responsibility report which is available for download from our website, www.tomkins.co.uk.

Corporate governance

Corporate governance at Tomkins is recognised to be amongst the best in class. At Board level, we continue to address the demands of the changing regulatory environment and place a strong emphasis on corporate governance in all our activities.

Each year, we require our Company Presidents to confirm compliance with our corporate policies; Tomkins’ Code of Conduct and Ethics, Human Rights and HSE policies. I am pleased to report there were no material cases of non-compliance.

This year, at an operational level, we undertook Group-wide training on ethics, discrimination and harassment avoidance and anti-trust issues. The training programme covered over 11,000 employees around the world. In December 2008, in recognition of our increasingly global reach and the need to manage risk, we introduced a new training initiative on the US Foreign Corrupt Practices Act of 1977.

Our workplace: health and safety

The importance placed on health and safety by the Board and management of Tomkins is reflective of the belief that our commercial success is tied to strong health and safety performance. We aspire to achieve the same high safety standards throughout the Group, regardless of the type of operation or its location. This focus on safety has resulted in a 19.2% reduction in the incident rate and a 2.7% fall in severity rate in 2008 versus 2007. These improvements were achieved through the continuous efforts of all employees to make safety a way of life.

Our Excellence Award Programme ran again in 2008, with an increased number of our facilities participating. The Excellence metrics were reviewed at the end of the year to determine their effectiveness. No new criteria were proposed for 2009, but it was recommended that the targets for safety be more rigorous to encourage innovation and leadership in achieving excellent performance.

We selected employee wellness as one of our CSR focus areas for 2008. As part of our wellness initiative, we introduced a ‘tobacco-free in three’ programme as an option for our companies. As at the end of 2008, there are only restricted outdoor areas at the majority of Company properties where employees may smoke. However, all locations are encouraged to be tobacco-free in three years’ time. Additionally, we have been pursuing many voluntary preventive healthcare initiatives at the operating level, ranging from personal health assessments, annual health fairs, smoking-cessation programmes, pre-shift stretching exercises, company contributions to gym memberships through to weight-loss competitions and the provision of healthy-eating options.

Our workplace: employees

In the workplace, our aim is to be an employer of choice. We believe there is a strong correlation between effective people practices and business success. We can improve the performance of the business by developing our employees to their full potential, by motivating staff appropriately and through prudent succession planning. Our Human Resources function operates on a decentralised structure, mirroring the organisation of the Group. This reflects our belief that localised teams, operating under common principles, are best equipped to deal with the varying cultures, operating structures and geographic locations that exist around the Group. It also helps foster local entrepreneurship, a key element in Tomkins’ culture.

Corporate Social Responsibility (continued)

Key performance indicators

	2008	Number of facilities reporting	2007	Number of facilities reporting
Total waste (million metric tonnes)	0.179	132	0.195	126
Landfill waste (million metric tonnes)	0.040	132	0.044	126
Total energy consumed (billion KWh)	1.577	127	1.604	114
Water consumption (million m3)	2.534	128	2.550	121
Total greenhouse gas emissions (million tonnes)	0.177	127	0.137	114

Each business in the Group is encouraged to implement comprehensive employment policies designed to motivate employees and to determine ways in which knowledge and skills can best contribute towards the success of the business. Schemes are operated to encourage loyalty and performance. For instance, the Tomkins 2005 Sharesave Scheme provides an opportunity to purchase shares in Tomkins plc.

Employee involvement and communication programmes continue to be developed that are designed to provide equal opportunity to all, irrespective of sex, race, religion or colour. Each business in the Group endeavours to provide equality of opportunity in recruiting, training, promoting and developing the careers of disabled persons.

Our global footprint: environment and climate change

Our facilities began reporting energy and water usage, air emissions, waste and recycling efforts in 2007. We have found this data allows our companies to better manage their businesses and we have seen a corresponding improvement in our environmental performance as evidenced by our key performance indicators.

In the table above, we have set out absolute figures for waste production, energy and water consumption and greenhouse gas emissions for 2008 and 2007. Although this data does not cover 100% of our operations, we believe it provides a meaningful guide as to the impact of our operations.

Tomkins recognises that climate change is a global business challenge. We are committed to reducing our greenhouse gas emissions through efficiency improvements and, in particular, the application of lean manufacturing techniques. We continue to make significant investments in our facilities, reducing energy consumption, water usage and waste in order to achieve optimal efficiency levels. Climate change and the environment are also increasingly important drivers of product and process innovation within Tomkins.

Our global footprint: community

We recognise our responsibilities to the wider communities in which our businesses operate. These responsibilities range from consulting with local bodies, to providing charitable assistance and supporting community and corporate citizenship projects. Total charitable donations in the year were $1,075,580 (2007: $908,728), of which the UK accounted for $297,020 (2007: $196,036); in the US they totalled $593,671 (2007: $541,329), of which $297,054 (2007: $245,149) came from a Tomkins-funded charitable trust; and in the remaining overseas companies they totalled $184,889 (2007: $171,363). It is Tomkins’ practice not to use shareholders’ funds to make political donations either in the form of monetary donations or other in-kind benefits. No political donations were made during the year (2007: $nil).

Our marketplace

We value highly our relationships with our many, diverse customers. Our products are sold in highly competitive markets and so excellence in customer service, product quality and innovation are always our priority. Likewise, we continue to value our relationships with our wide supplier base.

In late 2008, we introduced a Supplier Charter which outlines our expectations with regards to standards in our supply chain. We believe this initiative further evidences our commitment to CSR by mandating the ethical and respectful treatment of individuals, the environment and wider community. The full Supplier Charter can be downloaded from our website.

We maintain open communication channels with the investment community and have devoted considerable time and resources to our Investor Relations programme. We responded to many queries and requests for further information on our CSR programme from a variety of stakeholders, ranging from third-party survey and assessment organisations, local communities, through to the Carbon Disclosure Project. We maintained our status as a constituent member of the FTSE4Good Index in 2008 and were particularly pleased to have been very highly rated by GovernanceMetrics International, a leading socially responsible investment rating agency which specialises in corporate governance ratings.

Conclusion

We are pleased with the progress achieved with our CSR programme this year, in particular the addition of a new Supplier Charter and our improved environmental performance. This progress is testimony to the efforts of all our employees around the Group who, despite challenging economic and financial pressures, continue to value the pursuit of our CSR activities. We will endeavour to further improve our CSR performance on a continued basis.

Struan Robertson
Chairman, Corporate Social Responsibility Committee

24 February 2009

Board of Directors

1	David Newlands R, Aged 62 Non-Executive Chairman Appointed to the Board in August 1999 and became Chairman in June 2000. He is Chairman of KESA Electricals plc and PayPoint plc, and a director of a number of other companies. He was formerly Finance Director of The General Electric Company, p.l.c., Chairman of Britax International plc and Deputy Chairman of Standard Life Assurance.	4
Richard Gillingwater A R, Aged 52
Senior Independent Non-Executive Director
Appointed to the Board in December 2005. He is Dean of Cass Business School and previously held senior appointments in the UK Government and the City of London, as Chairman of the Shareholder Executive, the body responsible for the Government’s shareholdings in major, public-owned businesses, and at CSFB, BZW and Kleinwort Benson.

2	James Nicol C, Aged 55 Chief Executive Officer Appointed to the Board in February 2002. Former President and Chief Operating Officer of Magna International Inc., the Canadian automotive parts company. He joined Magna in 1987 as Vice-President, Special Projects, following a successful career as a commercial lawyer. He left in 1992 to set up TRIAM Automotive Inc. and returned to Magna as Vice-Chairman when Magna acquired TRIAM in 1998.	5
John McDonough A R C, Aged 57
Independent Non-Executive Director
Appointed to the Board in June 2007. He is the Group Chief Executive of Carillon plc having been appointed in 2001. He was previously Vice President, Integrated Facilities Management, Europe, the Middle East and Africa of Johnson Controls Inc and is currently Chairman of the CBI’s Construction Council, Vice Chairman of the CBI’s Public Services Strategy Board and a member of the CBI’s President’s Committee.

3	John Zimmerman Aged 45 Finance Director Appointed to the Board in October 2007. He is a Chartered Accountant (S.A.) and practised for a number of years at Deloitte in South Africa. He joined Braxton Associates in Toronto in 1990 and then became a partner at Orenda Corporate Finance in 1994. He joined Tomkins as Vice President of Corporate Development in 1999.	6
Leo Quinn A R, Aged 52
Independent Non-Executive Director
Appointed to the Board in July 2007. He was Group Chief Executive Officer of De La Rue plc until his resignation on 31 December 2008, following the sale and return of proceeds of half the company. Before this, he was Chief Operating Officer of Invensys plc’s Production Management Division. Prior to his time at Invensys, he spent 16 years with Honeywell Inc. in a variety of senior management roles in the USA, Europe, the Middle East and Africa.

Board of Directors (continued)

7	David Richardson A, Aged 57 Independent Non-Executive Director Appointed to the Board in March 2006. He is a non-executive director of Serco Group plc, Dairy Crest Group plc and Forth Ports PLC and he was Chairman of De Vere Group plc. Previously, he held a number of senior financial management and strategic planning positions in Whitbread PLC from 1983 to 2005 becoming Group Finance Director in 2001. Prior to his time at Whitbread, he had worked for ICL plc and Touche Ross & Co. (now Deloitte LLP).	8
Struan Robertson C, Aged 59
Independent Non-Executive Director
Appointed to the Board in December 2005. He is currently a non-executive director of Forth Ports PLC, Henderson TR Pacific Investment Trust plc, International Power plc and Salamander Energy plc. He was Group Chief Executive of Wates Group Limited 25 years with BP plc in a number of senior positions. He was the Senior Independent Director at WS Atkins plc from 2000 to 2005.

 ____________________
A     Member of the Audit Committee
R      Member of the Remuneration Committee
C      Member of the CSR Committee

Directors’ interests in the Company

The interests of the Directors in the share capital of the Company are shown below. No Director had any beneficial interest in the shares or loan stock of any other Group undertaking. No changes took place in Directors’ interests during the period from 4 January 2009 to 24 February 2009.

	As at 3 January 2009 Number of shares(1)		As at 29 December 2007 Number of shares(2)
	Beneficial	Non- beneficial	Beneficial	Non- beneficial
Executive Directors
J Nicol	2,251,034	–	2,095,652	–
J W Zimmerman	303,122	–	228,400	–

Non-Executive Directors
R D Gillingwater	11,000	–	9,000	–
J McDonough	9,000	–	7,000	–
D B Newlands	327,515	–	322,515	–
L M Quinn	24,000	–	22,000	–
D H Richardson	19,729	–	17,729	–
D D S Robertson	12,500	–	10,500	–
Notes
(1) Includes 338,918 deferred shares for J Nicol and 91,108 deferred shares for J W Zimmerman.
(2) Includes 431,271 deferred shares for J Nicol and 98,398 deferred shares for J W Zimmerman.

Senior management

Denise Burton – Company Secretary, aged 49: was appointed to her current role in November 2007. She joined the Company in March 1989 as Assistant Company Secretary and subsequently was Deputy Company Secretary for over ten years.

David Carroll – Executive Vice President – Corporate Development, aged 51: was appointed to his current position in October 2007, having previously had executive responsibilities for four business units within the Group since joining in 2003. He joined the Group from Magna International Inc. where he had operated in various sales and planning roles since 1984 becoming Executive Vice President, Marketing and Corporate Planning in 2002.

Terry O'Halloran – Chief Operating Officer – Building Products, aged 61: was appointed to his current role in May 2007, having served as the President – Building Products since January 2007, and having been Group President – Air Systems Components Division since 1999. He has had 23 years’ experience with the Group in the Building Products business group, including his roles as President of Air Systems Components Limited Partners and President of Ruskin.

George Pappayliou – General Counsel, aged 54: was appointed to his present role on 9 April 2003. He joined the Group in August 1990 with the acquisition of Philips Industries. Thereafter he served as the General Counsel of Tomkins Industries and later as the Group’s General Counsel – North America.

Alan Power – Executive Vice President – Industrial and Automotive, aged 46: joined the Group in his current role in September 2008 from Van Rob where he was President and Chief Operating Officer. He has held similar positions at National Rubber Technologies and Decoma International where he spent a large part of his career.

Mildred Woryk – Vice President – Human Resources, aged 49: was appointed to her current role on 1 May 2006. She joined the Group in October 1993 and, prior to her current appointment, served as Assistant General Counsel.

Key governance principles

The Board promotes the highest standards of corporate governance within the Company through its support and application of the Principles of Good Governance set out in section 1 of the Combined Code. A summary of the Company’s system of applying the principles and the manner in which the provisions in section 1 have been complied with are set out below. Section 1 of the Combined Code sets out the main and supporting Principles of Good Governance for companies which are split into the following areas:

1. Directors
2. Remuneration
3. Accountability and audit
4. Shareholder relations

Each of these areas is addressed in turn.

1.     Directors

A.    The Board

The Company is controlled through its Board of Directors whose main roles are to:

–	create value for shareholders;

–	provide leadership of the Company;

–	approve the Company’s strategic objectives;

–	ensure that the necessary financial and other resources are made available to the management to enable them to meet those objectives; and

–	operate within a framework of effective controls which enables the assessment and management of principal business risks.

The Board, which has reserved certain specific matters to itself for decision (set out in a Schedule of Reserved Matters), is responsible for approving overall Group strategy and financial policy, acquisition and divestment policy and major capital expenditure projects. It also appoints and removes members of the Board and Board Committees, reviews recommendations of the Audit Committee, Remuneration Committee and Nomination Committee, and the appointment of the independent auditor. It also reviews the financial performance and operation of each of the Company’s businesses. The Company has granted qualifying third- party indemnities to the Directors that remain in force at the time of this report.

The Board sets the standards and values of the Company and much of this has been embodied in the Company’s Code of Conduct and Ethics and Human Rights Policy which can be found on the Company’s website, www.tomkins.co.uk. The Code of Conduct and Ethics applies to all Directors, officers and employees, including the principal executive, financial and accounting officers, as required by section 406 of Sarbanes-Oxley, the related rules of the SEC and the rules of the NYSE. The Code of Conduct and Ethics contains provisions (Reporting of Violations) under which employees can report violations of company policy or any applicable law, rule or regulation, including those of the SEC. US employees have the added protection of section 806 of Sarbanes-Oxley, which prohibits the discrimination by a company or others against an employee where such violations are reported. The current procedure, which is set out in Tomkins’ Code of Conduct and Ethics, provides for information to be given anonymously or by named employees under conditions of confidentiality. Those employees who come forward and give their name are assured that they will receive the full protection of section 806 of Sarbanes-Oxley and no retaliation will take place. This is of particular importance since 48% of the Company’s employees are based in the US. Furthermore, the Company ensures that the principles are applied in other jurisdictions, subject to compliance with local employment and other laws.

The Board has delegated to the CEO responsibility for the day-to-day management of the Group subject to certain financial limits above which Board approval is required. The delegated authority includes such matters as operations, acquisitions and divestitures, investments, capital expenditure, borrowing facilities and foreign currency transactions.

The Board comprises a Non-Executive Chairman, five additional Non-Executive Directors and two Executive Directors who, together with their different financial, commercial, technical and operational expertise and cultures, bring with them a wide range of experience to the Company.

Key governance principles (continued)

The Board has determined that the Non-Executive Directors, Richard Gillingwater, John McDonough, Leo Quinn, David Richardson and Struan Robertson, are independent, as they are independent of the Company’s executive management and free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the Company). Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of its independent judgement.

Non-Executive Directors are normally appointed for a minimum period of two years which is renewable by agreement with the Board and is subject to approval by shareholders at the AGM. The terms and conditions of appointment of Non-Executive Directors are available for inspection at the Company’s registered office during normal business hours on weekdays and will also be available for inspection at the place of the AGM from 15 minutes before the meeting until it ends. The Combined Code recommends the appointment of a senior independent Non-Executive Director, and Richard Gillingwater fulfilled this role in 2008. The roles of Non-Executive Directors are to:

–	scrutinise the performance of management in meeting the agreed objectives;

–	help develop proposals on strategy; and

–
monitor the reporting of performance, including satisfying themselves as to the integrity of financial information and that financial controls and systems of risk management put in place by the Company are robust and effective.

They meet together from time to time in the absence of management and the Chairman normally presides over such meetings.

On appointment, Non-Executive Directors receive a range of information about the Company by way of an induction programme which aims to provide an understanding of the Company as a whole, including its strategy, structure, geographic spread of operations, financial position, markets, products, technologies and people, as well as their legal responsibilities as Directors and, where appropriate, any training that is necessary for them to carry out their duties effectively. The Board and its Committees receive, in a timely manner, detailed information concerning the matters to be discussed at meetings to enable them to make informed decisions. The Directors have access to the advice and services of the Company Secretary (whose removal may be effected only with the approval of the Board) and can obtain independent professional advice at the Company’s expense in furtherance of their duties, if required.

The Board ordinarily meets not less than five times a year and will hold additional meetings when circumstances require. During the year ended 3 January 2009, the Board met on five occasions. Between meetings, the Chairman and CEO update the Non-Executive Directors on current matters and there is frequent contact to progress the affairs of the Company. With the encouragement of the CEO, the Non-Executive Directors have regular contact with senior management through their presentations at Board meetings, at strategic reviews and on other occasions.

Attendance by each individual Director at Board and principal Committee meetings held during 2008

	Board	Audit Committee	Remuneration Committee	Nomination Committee*	Corporate Social Responsibility Committee
Meetings held in 2008	5	4	5	3	4
Meetings attended:
David Newlands	5	n/a	4	3	n/a
Richard Gillingwater	5	4	5	3	n/a
John McDonough	5	3	5	3	4
James Nicol	5	n/a	n/a	n/a	4
Leo Quinn	5	3	5	3	n/a
David Richardson	5	4	n/a	3	n/a
Struan Robertson	5	n/a	n/a	3	4
John Zimmerman	5	n/a	n/a	n/a	n/a
*By written resolution

Notes
n/a = not applicable (where a Director is not a member of a Committee).

Key governance principles (continued)

1.     Directors (continued)

A.    The Board (continued)

All of the Directors served throughout the year. John McDonough and Leo Quinn were unable to attend one Audit Committee meeting and David Newlands was unable to attend one Remuneration Committee meeting. The remaining Directors attended all Board and relevant Committee meetings in 2008. During the year, other Directors have attended meetings of the Directors’ membership of Committees Audit Committee, Remuneration Committee, Nomination Committee and Corporate Social Responsibility Committee by invitation. These details are not included in the table above. On the rare occasion when a Director cannot attend a meeting, he will normally make his views on the agenda items known prior to the meeting to the Chairman or, in respect of Committee meetings, to the Chairman of the respective Committee.

Directors' membership of Committees

	Audit	Nomination	Remuneration	Corporate Social Responsibility	Disclosure	General Purposes
David Newlands		C	M		C
James Nicol				M	M	C
John Zimmerman					M	M
Richard Gillingwater	M	M	M
John McDonough	M	M	C	M
Leo Quinn	M	M	M
David Richardson	C	M
Struan Robertson		M
C – Chairman    M – Member

At the Company’s forthcoming AGM, and in accordance with the Company’s Articles of Association, Richard Gillingwater and Struan Robertson will retire from the Board by virtue of length of service and will seek reappointment.

B.    Chairman and CEO

There is a clear division of responsibility between the Chairman and the CEO, with neither having unfettered powers of decision with respect to substantial matters. The Chairman is responsible for running the Board and ensures that all Directors receive sufficient relevant information on financial, business and corporate matters to enable them to participate effectively in Board decisions. In advance of each meeting, the Board is provided with comprehensive briefing papers on items under consideration.

The Chairman, David Newlands, is also Chairman of KESA Electricals plc and PayPoint plc. Whilst these are important appointments, the Board believes that the Chairman continues to be able to carry out his duties and responsibilities effectively for the Company. In view of this, as set out in the Remuneration Committee report, the Board renewed David Newlands’ letter of appointment for a further three years from 18 February 2009. This was felt to be appropriate in order to take advantage of his knowledge of the Company, his experience of earlier recessions, his experience in chairing Tomkins during the current period of unprecedented economic turmoil and finally his guidance in relation to the refinancing of the Company’s banking facilities.

The CEO’s primary role is the running of the Company’s businesses and the development and implementation of strategy. The Non-Executive Directors have the opportunity to meet with the Chairman and with the Chief Executive periodically, either together or separately, to consider and discuss a wide range of matters affecting the Company, its business, strategy and other matters.

C.    Board Committees

The Board has established a number of committees and receives reports of their proceedings. Each committee has its own delegated authority as defined in its terms of reference which are reviewed periodically by the Board. The Board is satisfied that its committees have written terms of reference which conform with best corporate governance practice. The terms of reference for all Board committees can be found under ‘Governance’ in the ‘Responsibilities’ area of the Company’s website, www.tomkins.co.uk, or a copy can be obtained by application to the Company Secretary at the Company’s registered office.

The Board appoints the chairmen and members of all Board committees upon the recommendation of the Nomination Committee. The Company Secretary is Secretary to all Board committees. The principal committees, their membership and a brief description of their duties are set out below.

Audit Committee

Details of the Audit Committee and its work can be found on pages 50 and 51.

Nomination Committee

The Nomination Committee makes recommendations to the Board on all proposed appointments of Directors through a formal and transparent procedure. The Committee meets as and when required.

Key governance principles (continued)

In accordance with the Company’s Articles of Association, Directors are subject to reappointment at the AGM immediately following the date of their appointment and thereafter they have to seek reappointment no more than three years from the date they were last reappointed. The Committee recommends to the Board the names of the Directors who are to seek reappointment at the AGM in accordance with the Company’s Articles of Association. The Companies Act 2006 imposed new duties on Directors to avoid a conflict of interests, particularly in relation to third-party arrangements and, during the year, the Board delegated to the Nomination Committee the duty of looking at new appointees and examining any possible sources of potential conflict. This duty was incorporated into the Nomination Committee’s terms of reference in July 2008. The Committee and the Board are aware of and support the principles set out in section A.4 of the Combined Code relating to appointments to the Board.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee meets at least three times a year. The Committee is chaired by an independent Non-Executive Director and its membership also includes the CEO. Its principal role is to determine, on behalf of the Board, the framework or broad policy and objectives on CSR and, in particular, in the areas of health, safety and the environment and propose any amendments to existing policies for approval by the Board. It also reviews management’s performance in the achievement of HSE objectives and reviews HSE reports produced by business units for compliance with all local health, safety and environmental codes of practice, legislation and relevant industry practice.

More details of the work of the Corporate Social Responsibility Committee can be found in the Corporate Responsibility Report to shareholders available on the Company’s website, www.tomkins.co.uk.

Remuneration Committee

Details of the Remuneration Committee and its work can be found on pages 52 to 60.

Disclosure Committee

The Disclosure Committee meets as and when required for the purpose of, inter alia, reviewing and approving for release all price-sensitive information relating to the Company and compliance with the Disclosure and Transparency Rules of the UKLA.

General Purposes Committee

The General Purposes Committee meets as and when required. It comprises Executive Directors and senior executives and the quorum requires the presence of at least one Executive Director. The Committee deals principally with day-to-day matters of a routine nature and matters delegated to it by the Board.

D.    Board, Committee and Chairman evaluations

Under the direction of the Senior Independent Director, Richard Gillingwater, evaluations of the effectiveness of the Board, its Committees and Chairman were conducted during the year. The evaluation processes followed the same approach as the previous year which drew on the experiences of the previous evaluations of the Board and its Committees and concentrated on six key elements:

–	the optimum mix of skills and knowledge amongst the Directors;

–	clarity of goals and processes;

–	tailoring the evaluation to the specific circumstances of Tomkins;

–	the culture of candour that encourages constructive evaluation;

–	regular reviews of assessment criteria; and

–	full disclosure of procedures and criteria to the Board.

Board and Committees

A Board performance evaluation took place during the year, and a report was prepared and considered by the Board. The vast majority of questions were answered with positive comments and with scores indicating a high degree of satisfaction with the Board, Committees and Chairman and there was a very strong conclusion that we have a well-functioning Board and Committees.

There were some suggestions for improvement, including the allocation of more time on the Company’s longer-term objectives and planning, with particular reference to the sufficiency of the number of Board meetings in the current macroeconomic climate. Executive and senior management succession planning and talent development within the Company was another area which came under scrutiny, with particular reference to the positions of the Chairman, and the CEO and his immediate reports. Other areas considered were the effectiveness of Board activities in terms of considering certain financial and structural issues in a proactive way and improvement of budgetary control. In relation to strategic planning and objectives, there were suggestions for improvement in simple KPIs to measure business performance as well as financial performance, KPIs for CSR matters being of particular use. Suggestions for improving specific Non- Executive Director contributions to the Board included more location visits.

Key governance principles (continued)

1.     Directors (continued)

D.    Board, Committee and Chairman evaluations (continued)

Board and Committees (continued)

In relation to the Committees, the scores were high. It was noted that the Audit Committee is well served by staff functions and it was thought that both internal and external audit had worked well, though there was a request for more discussion and understanding of the principal risks and uncertainties faced by the Company and mitigation actions. In relation to the Remuneration Committee, it was suggested that more work on major remuneration developments was needed. The strong commitment to the CSR initiative was commended, together with the quality of review and effectiveness of the process and it was recommended that the CSR Committee continue to support the environmental and community aspects of the CSR initiative.

Chairman

For the evaluation of the Chairman, the questionnaire sought views across a broad range of his responsibilities. There was considerable positive feedback from Directors on the role of the Chairman and his effective leadership of the Board, his interaction with the CEO, his excellent relationship with members of the Board, the high regard in which he is held by senior management and, in particular, his efforts to ensure a clear distinction between the role of the Board and that of management.

The Senior Independent Director discussed various matters raised with the Chairman and the Non- Executive Directors as appropriate and arrangements were made to address the matters raised by the respective evaluations.

2.     Remuneration

See the Remuneration Committee report on pages 52 to 60.

3.     Accountability and audit

A.    Financial reporting

In the Directors’ report, the Board seeks to provide a detailed understanding of each business of the Group, together with a balanced and understandable assessment of the Group’s position and prospects.

B.    Internal control

Further information on the internal control environment within which the Group operates may be found in the Directors’ statement on internal control on pages 48 and 49.

C.    ‘Whistleblower’ reporting procedures

Under section 301 of Sarbanes-Oxley, all SEC-registered companies, including non-US companies such as Tomkins, acting through the Audit Committee of the Board, must provide a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters. The Audit Committee and the Board have established a procedure for the confidential and anonymous submission by employees of concerns regarding these matters.

4.     Shareholder relations

The Company places a high degree of importance on maintaining good relationships and communications with both institutional and private investors and ensures that shareholders are kept informed of significant Company developments.

To assist members of the Board to gain an understanding of the views of institutional shareholders, at each of its meetings the Board receives an Investor Relations Report which covers a wide range of matters including a commentary on the perception of the Company and views expressed by the investment community, media reports, share price performance and analysis. Analysts’ reports and estimates are also made available to all Directors. The announcement of interim management statements, half- year and full-year results provides opportunities for the Company to answer questions from institutional shareholders covering a wide range of topics. The Chairman, CEO, Finance Director and Investor Relations staff hold an ongoing dialogue with institutional shareholders to ensure the mutual understanding of objectives. The CEO and other senior executives participate in industry conferences which are attended by existing and potential shareholders. The Company exercises care to ensure that all price-sensitive information is released to all shareholders at the same time, as required by the Listing Rules of the UKLA and consistent with the SEC Regulation FD in the US.

The Company’s website provides shareholders and potential investors with information about the Company, including annual and half-yearly reports, recent announcements, investor presentations, share price information, Group policies, corporate responsibility and governance matters. Shareholders are also able to put questions to the Company via its website.

Shareholders also have the opportunity to attend the AGM to put questions to the Board. Full details of the 2009 AGM are in the Notice of Meeting. It has been the Company’s practice to send the Notice of Meeting and related papers to shareholders at least 20 working days before the AGM and to propose separate resolutions on each substantially separate issue.

The Board notes that section 2 of the Combined Code seeks to encourage more active participation by institutional shareholders, including entering into a dialogue with companies and making considered use of their votes – principles which the Company supports.

Key governance principles (continued)

Substantial shareholdings

Voting rights notified under the Disclosure and Transparency Rules of the UKLA at 24 February 2009 are set out in the table below.

	No. of shares	% of total voting rights
Schroders plc	88,316,340	10.02
Sprucegrove Investment Management Limited	43,969,223	4.99
Invesco Ltd (through AiM Trimark, Powershares etc.)	43,431,651	4.93
Aberdeen Asset Management, PLC	42,965,662	4.87
Tradewinds Global Investors, LLC	39,043,040	4.43
Legal & General Group plc	35,075,908	3.98

Shareholder rights

The Company’s issued share capital is comprised of ordinary shares of 9 cents each and deferred shares of £1 each. The Company’s authorised share capital previously included convertible cumulative preference shares of $50 each and convertible cumulative redeemable preference shares of $50 each, both of which were convertible into ordinary shares. No preference shares were in issue at the beginning of 2008, and the authority for them was removed at the AGM on 1 May 2008. See also notes 38 and 39 to the Group’s consolidated financial statements.

Significant agreements and change of control

The Group has issued bonds totalling £400 million. The terms of the bonds entitle the holders to require redemption where there is a change of control of the Company combined with a ratings downgrade. In addition, under the Group’s £400 million credit facility, the lenders are entitled, on a change of control, to require prepayment of amounts outstanding.

In addition, the service agreement of James Nicol entitles him to the payment of one year’s salary, the value of certain benefits and certain additional bonus entitlements where his employment is terminated (either by the Company or by himself) within three months after a change of control.

Compliance statement

Except where indicated, the Company complied throughout the year ended 3 January 2009 with all the provisions set out in section 1 of the Combined Code. The certifications of the CEO and Finance Director required under sections 302 and 906 of Sarbanes-Oxley, and the related rules of the SEC, will be filed as exhibits to the Company’s Form 20-F. Pursuant to section 303A of the listing standards of the NYSE, the Foreign Private Issuer Annual Written Affirmation was sent to the NYSE in June 2008, affirming without qualification that Tomkins has complied with the requirements laid down by the NYSE with such exceptions as are permitted for Foreign Private Issuers, as described below.

A general summary of the significant ways in which the Company’s corporate governance differs from that followed by domestic US companies under the NYSE’s listing standards, as required by section 303A.11 is as follows:

Compensation of the CEO

Under 303A.05(b), the compensation committee must have a written charter that addresses the committee’s purpose and responsibilities which, inter alia, has responsibility to ‘review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO’s compensation level based on this evaluation.’

The Remuneration Committee of Tomkins, has been delegated by the Board the authority to ’...review and determine the total individual remuneration packages of each Executive Director for approval by the Board.’

Re-appointment of independent external auditors

The Company’s practice, in accordance with UK company law and the Combined Code in relation to the appointment and termination of the external auditor, is that a recommendation is made by the Audit Committee to the Board, which will then make a recommendation to shareholders in general meeting. This differs from the procedure in the US, where the external auditor is accountable to the audit committee, which has the authority to appoint or dismiss the external auditors without reference to shareholders.

Corporate governance guidelines

It is not the Company’s practice for the Nomination Committee to have responsibility for developing corporate governance principles, this being a matter for the entire Board. This is a common approach amongst UK listed companies. The evaluation of the Board, its Committees and Directors, is overseen by the Senior Independent Director.

Internal control

The Directors have overall responsibility for the Group’s system of internal control and for reviewing its effectiveness. To fulfil this responsibility, the Directors have established a Performance Management Framework within which each of the Group’s businesses operates. Within this framework, the management of each of the businesses considers strategic, operational, commercial and financial risks, and identifies risk-mitigation actions. Whilst acknowledging the overall responsibility for the system of internal control, the Directors are aware that the system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable and not absolute assurance against material misstatement or loss.

During the period under review, the Directors were not aware of any control breakdowns which resulted in a material loss to the Group.

The Performance Management Framework, which includes an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, has been in place throughout the financial year and up to the approval date of the Directors’ Report and Accounts. Each business unit’s management identifies and assesses the key business risks affecting the achievement of its objectives. Business unit management also identifies the risk management processes used to mitigate the key risks to an acceptable level and, where appropriate, additional actions required to further manage and mitigate them. The risk summaries developed out of this process are updated at least annually. In addition, Group-level management considers those risks to the Group’s strategic objectives that may not be identified and managed at the business unit level. The key risks, which are detailed on pages 36 and 37, and mitigation strategies are also discussed at least annually with the Audit Committee as well as the full Board.

The risk management processes described above are applied to major decision-making processes such as acquisitions as well as operational risks within the business including environmental, health and safety.

The other key elements of the Performance Management Framework, which constitutes the control environment are:

Business strategy reviews

Each business is required to prepare a strategic position assessment taking into account the current and likely future market environment and competitive position of the business with specific consideration given to strategic risk. Group-level management reviews the strategy with each business and the Board is presented with a summary of the plans.

Business reviews

On a quarterly basis, Group-level management performs extensive reviews with each business. These reviews consider current and projected financial and operating results, and address the progress of key strategic and operating initiatives and risk management activities.

Financial plans

Each business prepares financial plans in accordance with a prescribed format, which includes consideration of risks. Group-level management reviews the financial plans with the business units and a summary is presented to the Board for approval.

Balance sheet reviews and walkthroughs of controls

Business unit and Group-level financial management conduct periodic, on-site reviews of the underlying rationale, support and controls for the significant line item components comprising the balance sheets for each business in the Group. In 2008, an adjunct programme of remotely-conducted ‘walkthroughs’ of controls over transaction processes for our newer, smaller businesses and joint ventures was initiated to reach those distant locales cost effectively.

Investment project authorisation

All significant investment project expenditures are subject to a formal investment project authorisation process which takes into account, inter alia, operational, financial and technical risks. Post-investment analysis is conducted to facilitate continuous improvement in the investment planning process, including risk identification and mitigation.

Reporting, analysis and forecasts

All businesses are required to report monthly to Group-level management on financial performance. Comparisons are made with plan, forecast and prior year, and significant variances and changes in the business environment are explained. Each business reassesses its forecast for the financial year on a monthly basis. Quarterly, each business prepares a forecast for the following 18 months and reviews projections for the current and following year.

Financial strategy

The financial strategy includes assessment of the major financial risks related to interest rate exposure, foreign currency exposure, debt maturity and liquidity. There is a comprehensive global insurance programme using the external insurance market and some limited use of an internal captive insurance company. Group Treasury manages hedging activities, relating to financial risks, with external cover for net currency transaction exposures. The Group Tax function manages tax compliance and tax risks associated with the Group’s activities. The Audit Committee, through periodic direct reports from the Group Treasurer and the Vice-President, Tax, oversees the financial strategy as well as the tax strategy, and considers the associated risks and risk-management techniques being used by the Group.

Internal control (continued)

Reporting certifications

In connection with the preparation of the annual financial statements, senior business general management and financial management sign a certificate which includes a declaration regarding the existence of internal controls, the proper recording of transactions and the identification and evaluation of significant business risks. These certifications were expanded to encompass section 302 of Sarbanes-Oxley in support of statements required to be made by the Company’s CEO and CFO.

Sarbanes-Oxley

As a foreign private issuer listed on the NYSE in the US, the Group is subject to the provisions of Sarbanes-Oxley. In particular, section 404 of Sarbanes-Oxley requires certifications by management regarding the effectiveness of internal controls over financial reporting and requires the independent auditors to express an opinion on such internal controls. Accordingly, the Group undertakes each year a comprehensive, risk-based approach to testing its internal controls to ensure compliance with the requirements of section 404 of Sarbanes-Oxley. The Company’s CEO and CFO have issued their report attesting to the Group’s compliance with section 404 of Sarbanes-Oxley as at 3 January 2009. While management’s certification and the external auditor’s opinion on internal controls over financial reporting are necessarily reported in the Company’s SEC filings, the results of its compliance with Sarbanes-Oxley also serve to underpin the internal control framework for the Group.

During the year ended 3 January 2009, there have not been any changes in the Group's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Group's internal controls over financial reporting.

The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a –15(e) and 15d – 15(e) under the Exchange Act) as at 3 January 2009. Based on such evaluation, those officers have concluded that, as at 3 January 2009, the Company’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the periodic filings under the Exchange Act.

Internal Audit

The Group has an established internal audit function; the Vice-President, Internal Audit directs the activities of the internal auditors on a day-to-day basis and has a direct reporting line to the Chairman of the Audit Committee. Internal Audit’s responsibilities include performing independent objective assurance activities in order to evaluate the adequacy and effectiveness of the Group’s system of internal control and risk management processes. The Internal Audit plan is constructed to provide geographic coverage on a cyclical basis while tailoring to address specific risk concerns. During the year, it reported regularly to the Audit Committee on its internal audit reviews of the Group’s operations.

The Directors confirm that the effectiveness of the system of internal control for the year ended 3 January 2009 has been reviewed in line with the criteria set out in the guidance for Directors in the Combined Code.

Audit Committee report

This Report has been prepared in accordance with the requirements of paragraph C.3.3 of the Combined Code and paragraphs 5.1 and 5.2 of the Guidance on Audit Committees produced by Sir Robert Smith. The report describes the role of the Audit Committee in meeting these requirements.

Terms of reference

The Committee’s terms of reference, a copy of which can be found in the Responsibilities – Governance area on the Company’s website, are reviewed from time to time and approved by the Board. They are based on the model terms of reference set out in the Guidance Note produced by the Institute of Chartered Secretaries and Administrators and take account of the requirements of Sarbanes-Oxley and the Guidance Notes set out in Sir Robert Smith’s Report published in January 2003.

The terms of reference cover membership and appointment, meetings, duties and responsibilities, authority and a number of other matters. The Companies Act 2006 imposed new duties on Directors to avoid a conflict of interests, particularly in relation to third-party arrangements and, during the year, the Board delegated to the Audit Committee the duty of looking at each Director in turn and examining any possible sources of potential conflict. This duty was incorporated into the Audit Committee’s terms of reference in July 2008. No conflicts were found to exist.

Membership and appointment

The Audit Committee comprises four independent Non- Executive Directors: David Richardson who was appointed to the Committee in March 2006 and became Chairman in May 2006, Richard Gillingwater who was appointed in December 2005, John McDonough and Leo Quinn who were appointed in July 2007.

The Board has determined that all four members of the Audit Committee are independent for the purposes of the Combined Code and rule 10A.3(b)(1) under the Exchange Act and section 303A of the NYSE’s Listed Company Manual. The members bring wide-ranging financial, commercial and management experience to the work of the Audit Committee.

The Chairman of the Committee, David Richardson, is a Chartered Accountant (FCA), having previously held a number of senior financial management and strategic planning positions in Whitbread plc from 1983 to 2005 (in the UK and US), becoming Group Finance Director in 2001. Prior to 1983, he held financial positions in ICL plc and Touche Ross & Co. In accordance with section 407 of Sarbanes-Oxley, the Board has determined that David Richardson is an ‘audit committee financial expert’ as that term is defined under the rules of the SEC, having significant, relevant and up-to-date UK and US financial and accounting knowledge and experience.

Meetings

The Audit Committee meets at least four times a year and on other occasions when circumstances require. The quorum for a meeting of the Committee is two members. The Finance Director and representatives from the independent auditor and the internal auditor attend meetings under a standing invitation. The Chairman of the Board, the CEO and other Directors are able to attend meetings of the Committee under the practice that any Director may attend any meeting of a Committee of the Board, provided that they have no conflict of interest in respect of business to be discussed. It is usual practice for the CEO to attend meetings of the Audit Committee. Other finance and business risk executives attend meetings and the Company Secretary is Secretary to the Committee. The Committee Chairman reports regularly to the Board on its activities. Four meetings were held during the year and attendance is set out in the table on page 43.

Work of the Committee

The Committee has established an ‘agenda framework’ which the Company considers vital for maintaining an appropriate focus on the objectives of the Committee. The agenda sets out all of the operational duties and responsibilities outlined in the Committee’s terms of reference and is based on four regular meetings, in February, April, July and November, which coincide with the interim management statements and the announcement of results. The areas covered by the ‘agenda framework’ are as follows:

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

3.	Confidential sessions with the independent auditors and the Vice-President, Internal Audit, in the absence of Directors and Company executives.

4.
Financial Reporting, including current accounting and financial reporting matters and review of half-yearly and annual financial statements prior to their submission to the Board for approval, which includes the consistency of judgements adopted.

5.
Independent Auditors, including appointment, audit plan and scope, review of audit fees, cost effectiveness, approval of non-audit fees, reports on half-yearly and annual financial statements and the effectiveness of internal controls over financial reporting, status reports, management letters and the nature and extent of non-audit services.

The audit plan and scope sets out details of the areas to be covered and how the audit is to be conducted. The Chairman of the Audit Committee meets periodically with the independent auditors to discuss progress on the audit and the major points to arise, and has the opportunity to assess the effectiveness of the process. The Committee is also able to assess the effectiveness of the auditors and the process through reports made by the independent auditors.

Audit Committee report (continued)

In addition to the items considered by the Committee under the ‘agenda framework’, during 2008 other important issues considered included a review of the change of the Company’s functional currency and the Group's presentation currency from sterling to the US dollar, periodic reporting under the Disclosure and Transparency Rules of the UKLA, a review of the top ten required financial controls and an update of the Committee’s terms of reference to deal with changes brought about by the Companies Act 2006. The Committee also undertook regular reviews of the internal control systems and the statement to be made in the Directors’ Report in respect of internal controls, the Group risk profile, Group tax reports, updates on compliance with the Combined Code and approval of Form 20-F. The Committee received reports on the Company’s efforts in countering potential fraud in the Group. The Internal Audit function is actively engaged in assessing the adequacy and effectiveness of the Group’s system of internal control and risk management processes. Each quarter, the Committee receives a summary of reviews of the businesses’ risk management processes and any significant related financial exposures are highlighted. The risk assessment process and risk mitigation plans are an important part of the development of business strategies. Business risks are considered at the quarterly reviews with the businesses, where all of the major strategic, operational, compliance and financial risks are discussed. Confidential meetings with representatives of the independent auditors and internal audit functions took place during the year in the absence of executives.

In determining its policy on the extent of non-audit services provided by the independent auditors, the Committee has taken account of the rules of the SEC which regulate and, in certain circumstances, prohibit the provision of, certain types of non-audit services by the independent auditors. Non-audit services require the approval of the Chairman of the Audit Committee. During the year, certain projects requiring tax services were awarded to the firm of the independent auditors. In those cases where the work was awarded to the independent auditors, it was concluded that the firm of the independent auditors was best placed to supply such tax services in a cost-effective manner due to the experience and qualifications of the individuals providing such services, the independent auditors’ knowledge of the Company and its tax affairs and that the best interests of the Company were served by engaging the firm of the independent auditors. The previous adoption of certain other rules by the Committee, including those relating to audit partner rotation, relevant ethical guidance regarding the provision of non-audit services by the independent auditors (in particular that the independent auditors should not audit their own firm’s work, make management decisions for the Company, create a mutuality of interest nor be put in the position of advocate for the Company), when taken together provide adequate protection of auditor independence. All fees proposed by the independent auditors must be reported to and approved by the Audit Committee or, between meetings, the Chairman of the Audit Committee. Details of audit fees for the year can be found in note 17 to the Group’s consolidated financial statements.

The Company’s practice, in accordance with UK company law and the Combined Code, in relation to the appointment and termination of the independent auditors, involves a recommendation from the Audit Committee to the Board, which will then make a recommendation to shareholders in general meeting. This differs from the procedure in the US, where the independent auditors are accountable to the Audit Committee which has the authority to appoint or dismiss the independent auditors without reference to shareholders.

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

A ‘whistleblowing’ procedure has been established for the confidential and anonymous submission by employees of concerns regarding accounting, internal controls or auditing matters, in accordance with the requirements of section 301 of Sarbanes-Oxley. Should a call be received on the dedicated telephone line, the Company Secretary or the General Counsel would immediately report to the appropriate management all concerns raised. A course of action is agreed and a report is prepared for review at the next meeting of the Audit Committee, including details of actions taken to deal with the matters raised where the significance of the event warrants such an action. The Chairman of the Committee will report, if appropriate, whistleblowing claims to the Committee and the Board. The Company’s Code of Conduct and Ethics includes the whistleblowing procedure. Calls to the designated telephone number, as well as direct contacts with management, are made from time to time, but no whistleblowing issues material to the Company were dealt with by the Committee during the year.

Shareholders are given the opportunity at the AGM to ask the Chairman of the Committee questions on this report and any other related matter.

David Richardson
Chairman, Audit Committee

24 February 2009

Remuneration Committee report

1.     Introduction

This report to shareholders sets out the membership of the Remuneration Committee and the names of the advisers who provided services to the Committee during the year ended 3 January 2009. The policies that have been followed by the Remuneration Committee during the year in determining the elements of executive remuneration are also set out, together with the policies and principles to be followed by the Committee over the next two years.

This report has been prepared in accordance with the Directors’ Remuneration Report Regulations 2002 (‘DRRR’) which set out statutory requirements for the disclosure of Directors’ remuneration. The report also meets the relevant requirements of the Listing Rules of the UKLA and describes how the Board has applied the Principles of Good Governance relating to Directors’ remuneration. The DRRR require the independent auditors to report to the Company’s members on the auditable parts of the Remuneration Committee report and to state whether, in their opinion, those parts of the report have been properly prepared in accordance with the Companies Act 1985.

The Board keeps under review the terms of reference for the Remuneration Committee which are based on current best practice contained in the model terms of reference set out in the Guidance Note produced by the Institute of Chartered Secretaries and Administrators. The principal responsibility of the Committee is to determine the framework or broad policy for the Company’s executive remuneration and the remuneration of the Chairman of the Board, for approval by the Board. The remuneration of Non-Executive Directors is a matter for the Board itself. The terms of reference of the Remuneration Committee can be found under ‘Governance’ in the ‘Responsibilities’ area of the Company’s website, www.tomkins.co.uk. In addition, the Company takes full account of the guidelines published by the Association of British Insurers and the National Association of Pension Funds.

During the year, the Remuneration Committee assessed and approved awards under the PSP. It also advanced the grant dates of PSP awards by three months to deal with timing issues related to the cessation of quarterly reporting, making a one-off 25% reduction in the value of the related awards to take account of the earlier grant. The Committee also made a technical amendment to the PSP award limits, which are expressed in terms of shares but relate to an underlying monetary value, in order to reinforce the principle of the PSP that a participant cannot exceed either the maximum shares or monetary value awarded by the Committee at the end of the performance period. The Committee also reviewed calculations relating to awards made to Directors under the ABIP and approved the granting of awards under the Sharesave Scheme. The annual base salary review for executives within the ABIP was carried out in accordance with the ABIP rules, using the 12-month average Retail Prices Index for UK executives (4.3%) and Consumer Price Index for US executives (4.2%).

Details of the emoluments, bonuses, benefits-in-kind, incentive arrangements (including share options and other long-term incentives), pensions and service contracts applicable to each Director who served during the year ended 3 January 2009 are given in this report, which will be put to the vote of shareholders at the forthcoming AGM.

2.     Membership of the Remuneration Committee and advisers

The Remuneration Committee is made up of the Chairman of the Board, and Non-Executive Directors whom the Board determined to be independent, as each was found to be free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the Company). Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of their independent judgement. The members of the Remuneration Committee throughout the year ended 3 January 2009 and as at that date, were John McDonough (Chairman), Richard Gillingwater, David Newlands and Leo Quinn and there were no changes to the membership of the Committee during the year. In June 2006, the Financial Reporting Council published an updated version of the Combined Code that, amongst other things, included a provision that permitted the Chairman to sit on the Remuneration Committee. David Newlands served as a member of the Remuneration Committee during the year.

The Committee consults with the CEO concerning matters of executive remuneration. The Committee appointed PA Consulting Group to provide independent verification of the cost of capital in respect of the Company’s PSP and to assist with briefing the Committee on issues relating to the ABIP and to the PSP, and to remuneration generally. Mercer Limited provided professional advice to the Company and to the trustees of the pension schemes of Tomkins and some of its subsidiaries in respect of their respective pension arrangements and Mercer Limited and Buck Consultants (Healthcare) Limited provided professional consultancy advice to Tomkins in respect of the placement and operation of life assurance.

Other than those consulting services mentioned above, PA Consulting Group, Mercer Limited and Buck Consultants (Healthcare) Limited had no connections with the Company.

Remuneration Committee report (continued)

3.     Statement of the Company’s policy on Directors’ remuneration (unaudited information)

The policies operated by the Company during the year and those to be applied over the next two years are set out below:

A.  Executive remuneration

The Company’s policy on executive remuneration is that the Remuneration Committee and the Board should each satisfy itself that executives, including Executive Directors, are fairly rewarded for their individual contributions to the Group’s performance. The Remuneration Committee has sought to ensure that Executive Directors receive a level of remuneration that is appropriate to their scale of responsibility and performance, and which will attract, motivate and retain individuals of the necessary calibre. The only pensionable element of Executive Directors’ remuneration is basic salary. This policy applies whether or not an Executive Director is a member of the Tomkins Retirement Benefits Plan or has a personal pension arrangement.

B.    Annual remuneration for executives

The Board recognises that one of its key objectives is to grow the value of the business for the benefit of shareholders and that such growth is strongly related, amongst other things, to the degree of entrepreneurial spirit in the Group. In order to create the necessary entrepreneurial impetus within an organisation, compensation arrangements are required which are similar to those that an owner of a business would seek. This has led to the adoption of a remuneration policy under which the levels of total remuneration are set in order to attract, retain and motivate executives.

The executive rewards at Tomkins have a standard composition, made up of three principal elements:

–	Base salary

–	Annual Bonus Incentive Plan

–	The Performance Share Plan

These standard elements form part of a carefully-designed system put in place between 2003 and 2006 to create an entrepreneurial focus on value creation. The process had three stages:

–	first, we agreed a clear set of principles to guide system design

–	secondly, we drafted system structures which would embody these principles

–	finally, we calibrated each element of the system to ensure enhanced rewards for above-target performance – and reduced rewards for below-target performance.

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

Over time and subject to the achievement of value- creation, this policy is designed to lead to a realignment of the component parts of total executive remuneration, so that a greater part of the total package received by executives is made up of incentive pay with the remainder coming from base salaries at the median level or below. The performance targets for the ABIP and the PSP ensure that a substantial proportion of total remuneration is directly related to actual measurable performance. Further details of the ABIP and the PSP are set out in section 4B on pages 55 to 57.

C.    Non-Executive Directors’ fees and Chairman’s remuneration

The Executive Directors review the fees of Non- Executive Directors who play no part in determining their own remuneration. The Chairman’s remuneration is determined by the Remuneration Committee and is approved by the Board. The Chairman takes no part in the discussions and decisions relating to his own remuneration. The review of Non-Executive Directors’ fees and the Chairman’s remuneration takes place every two years, the last review having taken place on 1 January 2008 and the next one being due on 1 January 2010.

D.    Service contracts

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

E.     External appointments

The Company’s policy on external appointments is that, with the approval of the Chairman of the Board, Executive Directors are permitted to hold appointments outside the Company. Any fees payable in connection with such appointments are normally retained by Directors unless otherwise agreed.

Remuneration Committee report (continued)

F.     Long-term incentives and share options

The Company has operated a number of share-based long-term incentive schemes in the past but, following a review of executive remuneration, the Remuneration Committee and Board expect the number of plans and schemes to reduce over time as they lapse and are not renewed or replaced. As previously reported, the Remuneration Committee and the Board decided not to continue with an executive share option scheme beyond 9 May 2005, the date on which the Company’s executive share option schemes lapsed. Following shareholder approval, the PSP was introduced.

The Company operates an employee savings related share option scheme, the Sharesave scheme, which applies to all UK employees.

G.    Retirement benefits

The Company’s defined benefit pension plan was closed to new members in April 2002 and, since that time, the Company’s policy has been that new employees, including Executive Directors and senior executives, will receive a payment from the Company to enable them to make contributions to pension plans of their choice on behalf of themselves and their dependants. No change to this policy is expected over the next two years.

4.     Elements of remuneration (audited information)

Executive remuneration is comprised of base salary, a bonus (in three parts: cash, bonus shares and deferred shares) and benefits-in-kind. Non-Executive Directors are awarded a basic fee and fees for their work on Board Committees. The table below sets out the remuneration paid to each of the current Directors.

A.    Base salary, fees, bonuses and benefits-in-kind

							Total emoluments
Directors’ emoluments	Basic salary/fees $000	Bonus cash(1) $000	Bonus shares(1) $000	Bonus deferred shares(2) $000	Benefits- in-kind(3) $000	Pension contribution(5) $000	Year ended 3 January 2009 $000	Year ended 29 December 2007 $000
Chairman
D B Newlands(4)	407	–	–	–	–	–	407	380
Executive Directors
J Nicol	1,763	433(7)	108(7)	216(7)	73	661	3,254	4,794
J W Zimmerman (from 1 October 2007)	573	203(8)	51(8)	102(8)	26	215	1,170	380(6)
Non-Executive Directors
R D Gillingwater(4)	150	–	–	–	–	–	150	142
J McDonough(4) (from 14 June 2007)	143	–	–	–	–	–	143	68
L M Quinn(4) (from 6 July 2007)	119	–	–	–	–	–	119	62
D H Richardson(4)	124	–	–	–	–	–	124	124
D D S Robertson(4)	122	–	–	–	–	–	122	132
	3,401	636	159	318	99	876	5,489	6,082

Notes
(1)	Details of bonus payments in accordance with the Annual Bonus Incentive Plan are given in section B below.
(2)	Deferred shares are held under the Annual Bonus Incentive Plan.
(3)	Benefits-in-kind include medical cover, car and fuel benefits, and other benefits in accordance with their service contract.
(4)
On 4 August 2008, 2,000 shares were purchased for each of the Non-Executive Directors and 5,000 shares were purchased for the Chairman, at a market price of 127.50p per share. The cost of these shares formed part of their remuneration.

(5)	See section 6 ‘Retirement benefits’ below for more details.
(6)	The comparative figure for John Zimmerman relates to the 3 months from 1 October 2007 to 29 December 2007.
(7)	Comparative figures for Jim Nicol's bonus elements for 2007 were $1,307,000 bonus cash, $326,000 in bonus shares and $652,000 in bonus deferred shares.
(8)	Comparative figures for John Zimmerman's bonus elements for the 3 months from 1 October 2007 to 29 December 2007 were $114,000 bonus cash, $28,000 in bonus shares and $56,000 in bonus deferred shares.

Remuneration Committee report (continued)

Chairman’s remuneration

With the assistance of PA Consulting and, having taken into consideration comparative remuneration data, the contribution made by the Chairman to the Company’s affairs, the time he devotes to the Company’s business and the extra responsibilities placed upon him arising from the changes in corporate governance requirements in the UK and the US, the Remuneration Committee recommended to the Board that his remuneration should be increased from £185,000 ($370,148) plus 2,000 Tomkins plc shares per annum, to £205,000 ($394,687) plus 5,000 Tomkins plc shares per annum with effect from 1 January 2008 for a two-year period. These recommendations were approved by the Board.

Non-Executive Directors’ fees

With the assistance of PA Consulting, the Executive Directors reviewed the fees paid to Non-Executive Directors and, having taken into consideration comparative remuneration data, the contribution made by individual Non-Executive Directors to the Company’s affairs, the time they devote to the Company’s business and the extra responsibilities placed upon them arising from the changes in corporate governance requirements in the UK and the US, approved an increase in the fees to the following with effect from 1 January 2008 for a two-year period:

Basic fee

£45,815 p.a. ($88,208) (previously £42,500 p.a. ($85,034)); plus 2,000 Tomkins’ shares p.a. (unchanged)

Additional fees

Audit Committee

Chairman: £16,170 p.a. ($31,132) (previously £15,000 p.a. ($30,012))

Other members: £8,085 p.a. ($15,566) (previously £7,500 p.a. ($15,006))

Remuneration Committee

Chairman: £10,780 p.a. ($20,755) (previously £10,000 p.a. ($20,008))

Other members: £5,390 p.a. ($10,377) (previously £5,000 p.a. ($10,004))

CSR Committee

Chairman: £13,475 p.a. ($25,943) (previously £12,500 p.a. ($25,010))

Other members: £5,390 p.a. ($10,377) (previously £5,000 p.a. ($10,004)) plus £1,617 per meeting day ($3,113) (previously £1,500 per meeting day ($3,001))

Senior Independent Director

£16,170 p.a. ($31,132) (previously £15,000 p.a. ($30,012))

B.    Current incentive schemes

Annual Bonus Incentive Plan

The Executive Directors and senior managers participate in the ABIP. Each participant in the ABIP receives a percentage of ‘bonusable profit’ of the business for which he or she has responsibility. Bonusable profit is based on operating profit less a charge for tax, certain exceptional items and a charge for invested capital. The objective of the ABIP is to reward the senior executives for increasing the overall value created in the business. Accordingly, bonusable profit may increase at a faster rate than operating profit where the margin of the return over the cost of capital increases. This aligns the interests of management and shareholders. In arriving at bonusable profit, adjustments may be made for restructuring charges relating to strategic manufacturing initiatives to match the costs of the strategic manufacturing initiatives to the benefits over a period of up to three years. The charge for taxation reflects the ongoing charge for tax excluding any benefit from exceptional adjustments to tax provisions. The charge for invested capital is based on applying the estimated weighted average cost of capital to the average invested capital in the Group. The estimated weighted average cost of capital takes into account the capital structure of the Group and the costs associated with each element of capital. The method of calculation has been agreed by the Remuneration Committee and is subject to review each year. The invested capital is based on the book value of the Group’s assets, excluding goodwill relating to acquisitions made prior to 30 December 1999. The cost of capital used in the calculation of bonusable profit for the year under review was 7.73%.

The Remuneration Committee carries out a detailed review of the computations involved and ensures that the rules are applied consistently. Furthermore, the independent auditors are asked to perform agreed-upon procedures on behalf of the Remuneration Committee on the calculations which underlie the computation of the bonusable profit. The incentive bonus of the Executive Directors is based on a percentage of the bonusable profit of the Group which, for the year ended 3 January 2009, was $63.6 million (2007: $192.1 million) and the respective bonusable profit percentages were: James Nicol (0.85%) and John Zimmerman (0.4%). James Nicol received through bonus cash and bonus shares the sum of $541,000 (2007: $1,633,000) and John Zimmerman received the sum of $254,000 (three months to December 2007: $142,000). Jim Nicol received through bonus deferred shares a further sum of $216,000 (2007: $652,000) and John Zimmerman received a sum of $102,000 (three months to December 2007: $56,000). Although there is no limit to the bonusable profit on which bonuses are calculated, inordinate growth in bonusable profit in any one year is unlikely to arise due to the nature of the Group’s business.

Remuneration Committee report (continued)

4.    Elements of remuneration (audited information) (continued)

B.    Current incentive schemes (continued)

Annual Bonus Incentive Plan (continued)

The bonus awards are payable to senior participants, including Executive Directors, as to four-sevenths in cash, one-seventh in bonus shares and two-sevenths in deferred shares. The bonus awards payable to the remaining participants are as to three-quarters in cash, one-twelfth in bonus shares and one-sixth in deferred shares. The bonus is paid at the end of June, September and December based on 75% of the bonus earned to the end of the previous quarter, with the balance of the full entitlement to the bonus for the calendar year paid at the end of March following the calendar year-end. Bonus shares are restricted and vest only after a period of three years from the initial bonus award. Dividends are paid on the bonus shares. Deferred shares are awarded at the time of the initial bonus award but the vesting of the shares is conditional on continued employment with the Group for three years after the award. Dividends are not paid on the deferred shares until they have vested. On leaving the Company, the bonus shares will normally vest in full. In good leaver circumstances, the deferred shares will vest on a pro-rata basis.

As a condition of continued participation in the ABIP, senior participants, including Executive Directors, are required to retain shares with a value equivalent to one year’s total after-tax remuneration including bonus, based on an average of the previous three years. Remaining participants are required to hold shares with a value equivalent to one-half of one year’s total after- tax remuneration including bonus, based on an average of the previous three years. Increases in annual base salary of all participants, including Executive Directors, are restricted to the equivalent rate of increase in the Retail Prices Index (in the UK) or equivalent index in the country in which a participant works. The restrictions on the increases in salary, together with the growth in bonus, assuming increases in bonusable profit, will result in the incentive pay element of remuneration increasing over time. The share awards will increase the investment each of the participants, including Executive Directors, has in Tomkins plc shares.

The Tomkins 2006 Performance Share Plan

The PSP is a long-term incentive plan as detailed in the 2006 AGM circular. The purpose of the PSP is two-fold. First, to provide a share-based long-term incentive arrangement for senior executives that more closely aligns the interests of executives with shareholders. Secondly, the PSP is in substitution of the Company’s legal obligation to the CEO to provide annual grants of options, which had previously been satisfied by the Executive Share Option Scheme that lapsed in May 2005. The Remuneration Committee considered the alternatives and, with the agreement of the CEO and the assistance of PA Consulting Group, devised a plan that achieves those aims. The PSP will provide rewards in future years only if shareholders have seen value created over the preceding three years. The Remuneration Committee and Board believe that this creates a better alignment between executive reward and the creation of shareholder value than a standard executive share option scheme. The PSP has four key features:

(i)
the performance baseline is established which is equal to the cost of equity and if TSR (comprising dividends and increase in the share price) over three years does not exceed the cost of equity over the same three-year period, no award of shares will be made;

(ii)	the award of shares will be proportional to the degree of performance over the baseline;
(iii)	there is a ‘cap’ on the quantum of share awards and the value of shares awarded at the end of the performance period; and
(iv)	subject to TSR performance, awards will be made at the end of each three-year performance period.

Remuneration Committee report (continued)

The following maximum awards of Tomkins shares have been made to James Nicol and John Zimmerman under the PSP:

Director	Date of award	Vesting date	Maximum number of shares	Number of shares awarded at end of performance period	Share price required for performance baseline to have been achieved(3)	Share price required for full vesting(3)	Maximum value of award shares at end of performance period £m
J Nicol	22 Nov 05(2)	22 Nov 08	1,041,666	–	302.50p	393.49p	4.0(1)
	22 Nov 06	22 Nov 09	1,152,737	N/A	282.36p	361.66p	4.0
	22 Nov 07	22 Nov 10	1,606,296	N/A	202.87p	257.12p	4.0
	20 Aug 08	20 Aug 11	1,744,794	N/A	155.77p	195.62p	3.0
J W Zimmerman	22 Nov 05(2)	22 Nov 08	208,333	–	302.50p	393.49p	0.8(1)
	22 Nov 06	22 Nov 09	230,547	N/A	282.36p	361.66p	0.8
	22 Nov 07	22 Nov 10	481,889	N/A	202.87p	257.12p	1.2
	20 Aug 08	20 Aug 11	523,438	N/A	155.77p	195.62p	0.9

(1)	Matured without award and lapsed

(2)	Awards with a performance period commencing on 22 November 2005 were approved by shareholders at the AGM on 22 May 2006.

(3)
Due to the nature of the performance criteria, it is impossible to provide exact minimum and maximum share prices that would be required for awards to begin to be made, and be made in full, at the end of the performance period. This is because future dividends and the relevant exchange rate to convert those dividends to sterling are unknown. The illustrative share prices in the above table assume constant dividends and exchange rates throughout the remainder of each of the performance periods.

Based on the assumptions above, the net value of outstanding awards based on the share price as at 3 January 2009 was $nil (2007: $nil).

The Tomkins 2005 Sharesave Scheme

This is a standard HM Revenue & Customs-approved savings related share option scheme which is open to employees who are resident for tax purposes in the UK.

C.    Closed incentive schemes

The following schemes are now closed.

The Tomkins Executive Share Option Scheme No. 3 and The Tomkins Executive Share Option Scheme No. 4

ESOS 3 and ESOS 4 lapsed for grant purposes on 9 May 2005 and the Remuneration Committee and the Board decided not to continue with an executive share option scheme beyond that date.

ESOS 3 was an HM Revenue & Customs-approved scheme. ESOS 4 was not approved by HM Revenue & Customs. The options under both schemes mature after three years. All outstanding ESOS 4 options were granted to participants within the limit of four times their annual earnings. The performance condition for all outstanding options under ESOS 3 and ESOS 4 required that the growth in Tomkins’ earnings per share must exceed the growth in the Retail Prices Index by an average of 2% per annum over a three-year period before an option can be exercised, which was in accordance with contemporary practice when the schemes were introduced in 1995.

The Tomkins Savings Related Share Option Scheme No. 2

This was a standard HM Revenue & Customs-approved savings related share option scheme which lapsed for grant purposes on 9 May 2005.

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

Remuneration Committee report (continued)

4.     Elements of remuneration (audited information) (continued)

C.    Closed incentive schemes (continued)

Tomkins Premium Priced Option

This was an option specifically and solely granted to James Nicol as part of the incentive package to ensure he joined Tomkins. No performance conditions were attached to this option and it therefore does not comply with Schedule A of the Combined Code. It consists of a non-transferable option to acquire 5,076,142 shares. The exercise price was 197p per share in respect of 2,538,072 shares (A option shares), 276p per share in respect of 1,522,842 shares (B option shares) and 345p per share in respect of 1,015,228 shares (C option shares). The options have all vested and will lapse on 11 February 2012 or earlier in certain circumstances.

Ongoing option

This is an option specifically and solely granted to James Nicol on 11 February 2002 as part of the incentive package to attract him to the Company. It consists of a non-transferable option to acquire 1,522,842 shares at 197p per share, which became exercisable on 18 February 2005 provided the rate of increase of earnings per share over any three-year period was equal to or greater than the rate of increase of the Retail Prices Index plus 9%. This performance condition was met and the option has been exercised in respect of 972,842 shares. The option will lapse on 11 February 2012 or earlier in certain circumstances. If there is a variation in the share capital of the Company, the Remuneration Committee may adjust the number of shares in either the Tomkins Premium Priced Option or the Ongoing Option as it reasonably deems appropriate to take account of the variation.

Directors’ share options

	As at 3 January 2009 and 29 December 2007	Period of exercise
	No.	From	To
J Nicol	9,409,642	4 Jan 09	28 Nov 14
J W Zimmerman	225,000	4 Jan 09	28 Nov 14

There were no movements in Directors' share options during the year.

The table below details the weighted average price each Director would have had to pay to exercise his options and how much they were worth in monetary terms at the year-end and prior year-end.

	Weighted average exercise price (p) as at 3 January 2009		Weighted average exercise price (p) as at 29 December 2007		Net value of unexercised options
	Exercise price exceeds market price	Market price exceeds exercise price	Exercise price exceeds market price	Market price exceeds exercise price	As at 3 January 2009 £000	As at 29 December 2007 £000
J Nicol	242.36	–	242.36	–	–	–
J W Zimmerman	256.31	–	256.31	–	–	–

The closing mid-market price of a Tomkins share as at 3 January 2009 was 133.50p with a range of closing prices during the year 30 December 2007 to 3 January 2009 of 93.5p to 194.75p.

Options included in the above table at 3 January 2009 relate to ESOS 4 (J Nicol 3,775,486 shares and J Zimmerman 225,000 shares) and, in the case of James Nicol, SAYE 2 (8,014 shares), the Premium Priced Option (5,076,142 shares) and the Ongoing Option (550,000 shares).

The Tomkins Share Matching Scheme

The value of entitlements held under the SMS was £nil and therefore no current Director was required to retain shares in this respect as at both 3 January 2009 and 29 December 2007.

During the year, no shares vested to Directors under the SMS (2007: 4,061 shares worth $15,000).

Directors’ interests in Tomkins shares at 3 January 2009

The Directors’ current interests in Tomkins shares are set out on page 41 and, in the case of the Executive Directors, where appropriate these included shares held through their participation in the ABIP.

Remuneration Committee report (continued)

5.    Performance graph (unaudited information)

The graph below plots TSR on a holding in the Company’s shares for each of the past five years ended 31 December, measured against the performance of the FTSE Industrial Engineering Index.

This index was chosen because its major constituents are, like Tomkins, moderately-diversified engineering groups with significant manufacturing operations outside the home UK market.

6.    Retirement benefits (audited information)

James Nicol and John Zimmerman were not entitled to any retirement benefits defined in terms of final or average salary but, in 2008, they received a payment at an annual rate of 37.5% of their basic salary to enable them to make contributions to retirement benefit schemes of their choice on behalf of themselves and their dependants. For the year ended 3 January 2009, this amounted to $661,000 (2007: $660,000) for James Nicol and $215,000 for John Zimmerman (2007: payments totalling $42,000 made to defined contribution pension plans on behalf of John Zimmerman from 1 October 2007 to the end of December 2007).

7.    Service contracts (unaudited information)

A summary of the service contract or letter of appointment of each of the Directors is as follows:

James Nicol – Chief Executive Officer

The Company and James Nicol entered into a contract dated 11 February 2002 which set out the terms and conditions under which he joined the Company as Chief Executive Officer on 18 February 2002. The contract remains in force until terminated by either party giving notice of not less than 12 months. Mr Nicol has been a Director for seven years.

John Zimmerman – Finance Director (from 1 October 2007)

John Zimmerman’s contract was signed on 18 February 2008 with an effective start date of 1 October 2007. The contract can be terminated by John Zimmerman by giving six months’ notice or by the Company with immediate effect. Termination by the Company would under normal circumstances result in the equivalent of 12 months’ salary and bonus being due to Mr Zimmerman in lieu of a notice period. Mr Zimmerman has been a Director for one year and four months.

Non-Executive Directors

None of the Non-Executive Directors has a service contract with the Company, their terms of engagement being set out in a letter of appointment. Ordinarily, Non-Executive Directors serve for a period of two years but, subject to agreement with the Board, a Non-Executive Director can be reappointed for a further term of up to three years. The appointment of Non-Executive Directors may be terminated before the conclusion of their two-year term by, and at the discretion of, either party upon two weeks’ written notice.

In the case of David Newlands, the appointment is for a term of three years and may be terminated at any time by either party giving one month’s written notice. None of the Non- Executive Directors is entitled to compensation for loss of office. The dates from which the respective letters of appointment are effective and the Directors’ length of service are as follows: Richard Gillingwater: 20 December 2007, three years and one month; David Newlands: 18 February 2009, nine years and six months; John McDonough: 14 June 2007, one year and eight months; Leo Quinn: 6 July 2007, one year and seven months; David Richardson: 1 March 2008, two years and eleven months and Struan Robertson: 20 December 2007, three years and one month.

Remuneration Committee report (continued)

8.    Former Directors (audited information)

No payments were made to former Directors during the year (2007: $152,000).

The amounts awarded to former Directors in 2007 for comparative purposes were as follows: K Lever (to 1 October 2007) $3,307,000; J M J Keenan (to 13 June 2007) $50,000; I J G Napier (from 14 June to 13 December 2007) $60,000; and Sir Brian Pitman (to 13 June 2007) $52,000. The £1,822,000 ($3,645,000) disclosed in the 2007 Annual Report in respect of Ken Lever included a compensation for loss of office payment of £1,006,000 ($2,013,000). This amount included an over-accrual of $338,000 (£169,000), as a reduced amount was paid out in 2008 in the form of a bonus under the ABIP.

9.    Sums paid to third parties in respect of a Director’s services (audited information)

No amounts are paid to third parties in respect of a Director’s services to the Company or any company within the Group.

10.  Sums received by Executive Directors from other external directorships (audited information)

James Nicol and John Zimmerman hold no external directorships.

Compliance statement

The Company complies with the requirements of Schedule 7A of the Companies Act 1985 and the Listing Rules of the UKLA unless otherwise indicated. In preparing this report, the Remuneration Committee has given full consideration to the provisions set out in Schedule B to the Combined Code.

This Report has been approved by the Remuneration Committee and the Board and signed on their behalf by

John McDonough
Chairman, Remuneration Committee

24 February 2009

Statement of Directors’ responsibilities

Financial statements

The Directors are required by UK company law to prepare consolidated financial statements of the Group and individual financial statements of the Company for each financial year.

Group

The Directors are required by law to prepare the Group’s financial statements in accordance with the Companies Act 1985, IFRS and Article 4 of the IAS Regulation.

The Directors are required to ensure that the Group’s financial statements present fairly for each financial year the Group’s financial position, financial performance and cash flows which requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definition and recognition criteria for assets, liabilities, income and expenses set out in the IASB’s “Framework for the Preparation and Presentation of Financial Statements”.

In preparing the Group’s financial statements, the Directors are required to select and apply accounting policies, present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information, and provide additional disclosures when compliance with the specific requirements of IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group’s financial position, financial performance or cash flows.

Company

The Directors have prepared the Company’s financial statements in accordance with UK GAAP, rather than IFRS.

The Directors are required by law to ensure that the Company’s financial statements give a true and fair view of the state of affairs of the Company at the end of the financial year and of its profit or loss for the financial year. However, the Directors are permitted by section 230 of the Companies Act 1985 not to include the Company’s profit and loss account in the financial statements.

In preparing the Company’s financial statements, the Directors are required to select suitable accounting policies and apply them consistently, make judgements and estimates that are reasonable and prudent, and state whether applicable accounting standards have been followed subject to any material departures that must be disclosed and explained in the financial statements.

Accounting records

The Directors are responsible for ensuring that proper accounting records are kept which disclose with reasonable accuracy at any time the financial position of the Company and that of the Group, and which enable them to ensure that the financial statements of the Company and those of the Group comply with applicable law.

Safeguarding assets

The Directors are responsible for safeguarding the assets of the Company and those of the Group and hence for taking such steps as are reasonably open to them to prevent and detect fraud and other irregularities.

Directors’ remuneration

The Directors are responsible for including in the Annual Report a report on Directors’ remuneration which complies with the requirements of the Companies Act 1985.

Website

The Directors are responsible for the maintenance and integrity of the financial information contained on the Company’s website, www.tomkins.co.uk. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors’ responsibility statement

In accordance with the Listing Rules of the UK Listing Authority, each of the Directors confirms that to the best of his knowledge:

–
the Group’s financial statements have been prepared in accordance with IFRS and give a true and fair view of the Group’s assets, liabilities and financial position as at 3 January 2009 and of its loss for the financial year then ended; and

–
the Directors’ report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that the Group faces.

Disclosure of information to auditors

In accordance with section 234ZA of the Companies Act 1985, each of the Directors confirms, with respect to the audit of the financial statements of the Company and those of the Group, that:

–	so far as he is aware, there is no relevant audit information of which the auditors are unaware; and
–	he has taken all the steps that he ought to have taken as a Director in order to make himself aware of any relevant audit information and to establish that the auditors are aware of that information.

Approved by the Board on 24 February 2009 and signed on its behalf by:

David Newlands
Chairman

Independent auditors’ report

To the members of Tomkins plc

We have audited the consolidated financial statements of Tomkins plc and its subsidiaries (together, “the Group”) for the year ended 3 January 2009 (“the Group’s financial statements”) which comprise the consolidated income statement, the consolidated cash flow statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the reconciliation of changes in consolidated shareholders’ equity and the related notes 1 to 50. The Group’s financial statements have been prepared in accordance with the accounting policies set out therein. We have also audited the information in the Remuneration Committee’s report that is described as having been audited.

We have reported separately on the individual financial statements of Tomkins plc for the year ended 3 January 2009.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors’ responsibilities for preparing the Annual Report, the Remuneration Committee report and the Group’s financial statements in accordance with applicable law and International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union are set out in the statement of Directors’ responsibilities on page 61.

Our responsibility is to audit the Group’s financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (United Kingdom and Ireland).

We report to you our opinion as to whether the Group’s financial statements give a true and fair view, whether the Group’s financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Remuneration Committee report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether, in our opinion, the information given in the Directors’ report is consistent with the Group’s financial statements.

In addition, we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.

We review whether the corporate governance statement within the Directors’ report reflects the Company’s compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the Group’s financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group’s financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (United Kingdom and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group’s financial statements and the part of the Remuneration Committee report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group’s financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group’s financial statements and the part of the Remuneration Committee report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group’s financial statements and the part of the Remuneration Committee report to be audited.

Opinion

In our opinion:

–
the Group’s financial statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union, of the state of the Group’s affairs as at 3 January 2009 and of its loss for the year then ended;

–	the Group’s financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;

–	the part of the Remuneration Committee report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and

–	the information given in the Directors’ report is consistent with the Group’s financial statements.

Separate opinion in relation to IFRS

As explained in note 3 to the Group’s financial statements, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union, has also complied with IFRS as issued by the International Accounting Standards Board (“IASB”).

In our opinion the Group’s financial statements give a true and fair view, in accordance with IFRS as issued by the IASB, of the state of the Group’s affairs as at 3 January 2009 and of its loss for the year then ended.

Deloitte LLP
Chartered Accountants and Registered Auditors
London

24 February 2009

Consolidated income statement

	Note	Year ended 3 January 2009 $ million		Year ended 29 December 2007 $ million		Year ended 30 December 2006 $ million
Continuing operations
Sales	5	5,515.9		5,886.1		5,746.1
Cost of sales		(4,023.7)		(4,284.6)		(4,165.9)
Gross profit		1,492.2		1,601.5		1,580.2
Distribution costs		(584.5)		(578.4)		(564.3)
Administrative expenses		(512.8)		(500.6)		(478.4)
Impairments	6	(342.4)		(0.8)		(2.9)
Restructuring costs	7	(26.0)		(27.6)		(23.9)
Net gain on disposals and on the exit of businesses	7	43.0		91.4		5.7
Restructuring initiatives		17.0		63.8		(18.2)
Share of (loss)/profit of associates		(2.1)		0.8		2.8
Operating profit		67.4		586.3		519.2

Interest payable	9	(137.8)		(142.1)		(142.6)
Investment income	10	87.8		86.8		73.3
Other finance expense	11	(25.0)		(5.6)		(1.3)
Net finance costs		(75.0)		(60.9)		(70.6)
(Loss)/profit before tax		(7.6)		525.4		448.6
Income tax expense	12	(38.4)		(139.9)		(65.6)
(Loss)/profit for the period from continuing operations		(46.0)		385.5		383.0

Discounted operations
Loss for the period from discontinued operations	13	–		(66.7)		(21.3)
(Loss)/profit for the period	14	(46.0)		318.8		361.7
Minority interests		(18.1)		(25.0)		(20.5)
(Loss)/profit for the period attributable to equity shareholders		(64.1)		293.8		341.2

(Loss)/earnings per share
Basic
Continuing operations		(7.29)	c	41.42	c	43.21
Discounted operations		–	c	(7.66)	c	(2.54)
Total operations	15	(7.29)	c	33.76	c	40.67

Diluted
Continuing operations		(7.29)	c	40.91	c	42.13	c
Discontinued operations		–	c	(7.54)	c	(2.41)	c
Total operations	15	(7.29)	c	33.37	c	39.72	c

Dividends per ordinary share	16	13.02	c	27.68	c	27.26	c

Consolidated cash flow statement

	Note	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	Year ended 30 December 2006 $ million
Operating activities
Cash generated from operations	18	628.7	638.7	607.8
Income taxes paid		(116.3)	(110.4)	(151.8)
Income taxes received		31.8	24.2	9.4
Net cash inflow from operating activities		544.2	552.5	465.4
Investing activities
Purchase of property, plant and equipment		(183.2)	(231.3)	(193.8)
Purchase of computer software		(10.6)	(5.2)	(38.3)
Capitalisation of development costs		(0.6)	(0.4)	(0.6)
Disposal of property, plant and equipment		7.9	39.6	25.9
Purchase of available-for-sale investments		(0.1)	(0.2)	(0.2)
Sale of available-for-sale investments		1.6	0.6	0.6
Purchase of interests in associates		(10.4)	(3.8)	(3.5)
Purchase of subsidiaries, net of cash acquired	44	(65.0)	(17.0)	(201.0)
Sale of businesses and subsidiaries, net of cash disposed	45	124.6	216.3	12.5
Interest received		11.2	12.2	18.7
Dividends received from associates		0.6	1.4	0.6
Net cash (outflow)/inflow from investing activities		(124.0)	12.2	(379.1)
Financing activities
Issue of ordinary shares		0.2	2.4	27.3
Redemption of convertible cumulative preference shares		–	(1.2)	–
Draw-down of bank and other loans		114.6	8.4	102.5
Repayment of bank and other loans		(15.6)	(289.9)	(51.2)
(Payments)/receipts on foreign currency derivatives		(178.6)	(16.3)	59.9
Capital element of finance lease rental payments		(2.8)	(3.2)	(3.8)
Interest element of finance lease rental payments		(0.5)	(1.4)	(1.1)
Decrease in collateralised cash		0.7	2.4	2.6
Purchase of own shares		(4.7)	(6.9)	(8.7)
Interest paid		(55.0)	(64.8)	(71.1)
Equity dividend paid		(246.2)	(247.3)	(217.3)
Preference dividend paid		–	(2.0)	(13.0)
Investment by a minority shareholder in a subsidiary		0.4	3.8	5.9
Dividend paid to a minority shareholder in a subsidiary		(13.5)	(14.4)	(14.7)
Net cash outflow from financing activities		(401.0)	(630.4)	(182.7)
Increase/(decrease) in net cash and cash equivalents		19.2	(65.7)	(96.4)
Net cash and cash equivalents at the beginning of the period		280.2	326.4	378.6
Foreign currency translation		(21.2)	19.5	44.2
Net cash and cash equivalents at the end of the period		278.2	280.2	326.4

Analysis of net cash and cash equivalents:		As at	As at	As at
		3 January	29 December	30 December
		2009	2007	2006
		$ million	$ million	$ million
Cash and cash equivalents		291.9	295.9	337.6
Bank overdrafts		(13.7)	(15.7)	(11.2)
		278.2	280.2	326.4

As at 3 January 2009, the Group’s net debt was $476.4 million (29 December 2007: $591.5 million).

A reconciliation of the change in net cash and cash equivalents to the movement in net debt is presented in note 18.

Consolidated balance sheet

		As at	As at
		3 January	29 December
		2009	2007
	Note	$ million	$ million
Non-current assets
Goodwill	19	415.9	660.0
Other intangible assets	20	108.8	93.1
Property, plant and equipment	21	1,167.3	1,414.4
Investments in associates	22	20.3	17.7
Trade and other receivables	24	105.9	24.9
Deferred tax assets	36	64.8	47.4
Post-employment benefit surpluses	34	5.3	7.2
		1,888.3	2,264.7
Current assets
Inventories	23	772.4	799.8
Trade and other receivables	24	769.7	989.1
Income tax recoverable		47.6	29.5
Available-for-sale investments	26	0.8	3.0
Cash and cash equivalents	27	291.9	295.9
		1,882.4	2,117.3
Assets held for sale	28	–	90.9
Total assets		3,770.7	4,472.9
Current liabilities
Bank overdrafts	29	(13.7)	(15.7)
Bank and other loans	29	(29.5)	(39.8)
Obligations under finance leases	30	(1.5)	(1.8)
Trade and other payables	31	(650.1)	(738.7)
Income tax liabilities		(17.9)	(28.7)
Provisions	37	(48.8)	(50.2)
		(761.5)	(874.9)
Non-current liabilities
Bank and other loans	29	(762.9)	(820.5)
Obligations under finance leases	30	(5.4)	(7.8)
Trade and other payables	31	(51.6)	(43.2)
Post-employment benefit obligations	34	(333.6)	(306.5)
Deferred tax liabilities	36	(29.7)	(42.2)
Income tax liabilities		(63.5)	(67.6)
Provisions	37	(23.2)	(27.3)
		(1,269.9)	(1,315.1)
Liabilities directly associated with assets held for sale	28	–	(28.1)
Total liabilities		(2,031.4)	(2,218.1)
Net assets		1,739.3	2,254.8
Capital and reserves
Ordinary share capital	38	79.6	65.5
Share premium account	38	799.1	679.4
Deferred shares	39	0.1	–
Own shares	40	(14.9)	(18.9)
Capital redemption reserve	41	921.7	718.8
Currency translation reserve	41	(169.6)	313.7
Available-for-sale reserve	41	(1.0)	(0.2)
(Accumulated deficit)/retained profit	41	(4.2)	379.5
Shareholders’ equity		1,610.8	2,137.8
Minority interests	42	128.5	117.0
Total equity		1,739.3	2,254.8

Approved by the Board on 24 February 2009 and signed on its behalf by:

J Nicol Director
J W Zimmerman Director

Consolidated statement of recognised income and expense

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
(Loss)/profit for the period	(46.0)	318.8	361.7
Net (expense)/income recognised directly in equity
(Loss)/gain on available-for-sale investments	(1.0)	(0.8)	1.1
Post-employment benefits:
– Net actuarial (loss)/gain	(98.8)	95.9	38.0
– Effect of the asset ceiling	12.3	(43.8)	(1.6)
Currency translation differences on foreign operations:
– Subsidiaries	(211.7)	109.2	(305.1)
– Associates	(3.2)	0.6	(0.9)
Gain/(loss) on net investment hedges	57.2	(27.2)	127.6
Currency translation differences on change of presentation currency	–	36.1	227.8
Income tax benefit/(expense) on items taken directly to equity	14.3	(12.6)	(1.8)
	(230.9)	157.4	85.1
Transfers from equity to the income statement
Gain realised on the sale of available-for-sale investments	(1.2)	(0.6)	(0.4)
Currency translation differences on foreign operations sold	6.7	28.4	–
	5.5	27.8	(0.4)
Total recognised income and expense for the period	(271.4)	504.0	446.4

Attributable to:
– Equity shareholders	(287.8)	474.4	421.8
– Minority interests	16.4	29.6	24.6
	(271.4)	504.0	446.4

Reconciliation of changes in consolidated shareholders’ equity

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Shareholders’ equity at the beginning of the period	2,137.8	1,769.2	1,140.8
Total recognised income and expense attributable to equity shareholders	(287.8)	474.4	421.8
Dividends on ordinary shares	(246.2)	(247.3)	(217.3)
Ordinary shares issued:
– Conversion of convertible cumulative preference shares	–	130.0	390.7
– Exercise of employee share options	0.2	2.4	27.4
Purchase of own shares	(4.7)	(6.9)	(8.7)
Cost of share-based incentives	11.5	16.0	14.5
Net (reduction in)/addition to shareholders’ equity during the period	(527.0)	368.6	628.4
Shareholders’ equity at the end of the period	1,610.8	2,137.8	1,769.2

Notes to the financial statements

1.    Nature of operations

Tomkins plc and its subsidiaries comprise a global engineering and manufacturing business. The Group is organised for management reporting purposes into two principal business groups: Industrial & Automotive and Building Products.

Industrial & Automotive manufactures a wide range of systems and components for car, truck and industrial equipment manufacturing markets, and industrial and automotive aftermarkets throughout the world. Industrial & Automotive is comprised of four operating segments: Power Transmission, Fluid Power, Fluid Systems and Other Industrial & Automotive.

Building Products is comprised of two operating segments: Air Systems Components and Other Building Products. Air Systems Components supplies the industrial and residential heating, ventilation and air conditioning market, mainly in North America. Other Building Products manufactures a variety of products for the building and construction industries, mainly in North America.

2.    Transition to reporting in US dollars

Over recent years, the focus of the Group’s acquisition activity has been overseas and there has been a reduction in the relative importance of its UK operations. The Group’s principal operations are based in the US and the majority of the Group’s profit is generated in US dollars. Against this background, the Directors consider that the Company’s functional currency changed from sterling to the US dollar at the beginning of 2008.

Consistent with the change in the Company’s functional currency, the Group changed its presentation currency from sterling to the US dollar with effect from the beginning of 2008. Comparative figures for 2007 and 2006 have been re-presented in US dollars.

The change of the Group’s presentation currency and that of the Company’s functional currency were accounted for in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”.

On the change of the Group’s presentation currency, comparative figures previously reported in sterling were translated into US dollars as follows:

–	income and expenses were translated at the average exchange rate for the relevant period;

–	assets and liabilities were translated at the closing exchange rate on the relevant balance sheet date; and

–	equity items were translated at historical exchange rates.

The exchange rates used were as follows:

	2007	2006	2005	2004
	£1=$	£1=$	£1=$	£1=$
Average rate	2.00	1.83	1.82	1.83
Closing rate	1.99	1.96	1.72	1.92

As a result of the change of the Group’s presentation currency, a currency translation difference of $338.8 million was recognised in equity as at 29 December 2007 which represented the difference between the Group’s assets and liabilities translated from sterling into US dollars at the closing exchange rate on that date of £1=$1.99 and the equity items recognised in the consolidated financial statements that were translated from sterling into US dollars at historical exchange rates.

The currency translation difference arose as follows:

$ million
Ordinary share capital	(22.6)
Share premium account	(112.4)
Own shares	3.4
Capital redemption reserve	(202.9)
Currency translation reserve	17.7
Minority interests	(22.0)
(338.8)

The change of the Company’s functional currency was accounted for prospectively from the beginning of 2008. Accordingly, the assets, liabilities and equity items of the Company as at 29 December 2007 were translated from sterling into US dollars at the closing exchange rate on that date of £1=$1.99.

As a consequence of applying the closing exchange rate rather than historical exchange rates to the equity items of the Company, $334.5 million of the currency translation difference arising on the change of the Group’s presentation currency was transferred from the cumulative currency translation reserve back to the equity items of the Company that are recognised as equity items in the consolidated financial statements.

The currency translation difference transferred may be analysed as follows:

$ million
Ordinary share capital	22.6
Share premium account	112.4
Own shares	(3.4)
Capital redemption reserve	202.9
334.5

Notes to the financial statements (continued)

3.    Principal accounting policies

A.    Basis of preparation

The consolidated financial statements on pages 63 to 134 have been prepared on a going concern basis in accordance with International Financial Reporting Standards adopted for use in the European Union and, except as described under the heading “Financial instruments”, under the historical cost convention.

From the Group’s perspective, there are no applicable differences between IFRS adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board and therefore the financial statements also comply with IFRS as issued by the IASB.

The Group’s principal accounting policies are unchanged compared with the year ended 29 December 2007.

During the period, the Group adopted the following accounting pronouncements that are relevant to its operations, neither of which had any impact on its results or financial position:

–	IFRS 8 “Operating Segments” (adopted early)

–	IFRIC 14 “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”

The Group’s annual financial statements are drawn up to the Saturday nearest 31 December. These financial statements cover the 53 week period from 30 December 2007 to 3 January 2009 (“2008”) with comparative figures for the 52 week periods from 31 December 2006 to 29 December 2007 (“2007”) and from 1 January 2006 to 30 December 2006 (“2006”).

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

In the event that a foreign operation is sold, the gain or loss on disposal recognised in the income statement is determined after taking into account the cumulative currency translation differences that are attributable to the operation. On adoption of IFRS, the Group elected to deem cumulative currency translation differences to be $nil. Accordingly, the gain or loss recognised on disposal of a foreign operation does not include currency translation differences that arose before 4 January 2004.

In the cash flow statement, the cash flows of foreign operations are translated into the Group’s presentation currency at the average exchange rate for the period.

Notes to the financial statements (continued)

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

Goodwill in respect of an acquired subsidiary is recognised as an intangible asset and is allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the acquisition. Goodwill is not amortised but tested at least annually for impairment and carried at cost less any recognised impairment.

Goodwill in respect of an acquired interest in an associate is subsumed within investments in associates.

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

Development expenditure is charged to the income statement in the period in which it is incurred unless it relates to the development of a new or significantly improved product, it is incurred after the technical feasibility of the product has been proven, and customer orders have been received that are expected to provide income sufficient to cover the further development expenditure that will be incurred prior to the product going into full production. Capitalised development expenditure is amortised on a straight-line basis such that it is charged to the income statement over the expected life of the resulting product.

(iii)
Computer software

Computer software that is not integral to an item of property, plant and equipment is recognised separately as an intangible asset. Amortisation is provided on a straight-line basis so as to charge the cost of the software to the income statement over its expected useful life, which is in the range 3 to 5 years.

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

Freehold buildings and long-leasehold property	10 to 50 years
Short-leasehold property	Length of lease
Plant, equipment and vehicles	2 to 20 years

Borrowing costs attributable to assets under construction are charged to the income statement in the period in which they are incurred.

Notes to the financial statements (continued)

3.    Principal accounting policies (continued)

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

Operating lease rentals, and any incentives receivable, are recognised in the income statement on a straight- line basis over the term of the lease.

K.    Impairment of long-lived assets

Goodwill, other intangible assets and property, plant and equipment are tested for impairment whenever events or circumstances indicate that their carrying amounts might be impaired. Additionally, goodwill and any capitalised development expenditure relating to a product that is not yet in full production are subject to an annual impairment test.

An asset is impaired to the extent that its carrying amount exceeds its recoverable amount, which represents the higher of the asset’s value in use and its fair value less costs to sell. An asset’s value in use represents the present value of the future cash flows expected to be derived from the continued use of the asset. Fair value less costs to sell is the amount obtainable from the sale of the asset in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal.

Where it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount is determined for the CGU to which the asset belongs. An asset’s CGU is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets of groups of assets. Goodwill does not generate cash flows independently of other assets and is therefore tested for impairment at the level of the CGU or group of CGUs to which it is allocated.

Where appropriate, impairment of long-lived assets other than goodwill is recognised before goodwill is tested for impairment. When goodwill is tested for impairment and the carrying amount of the CGU or group of CGUs to which the goodwill has been allocated exceeds its recoverable amount, the impairment is allocated first to reduce the carrying amount of the goodwill and then to the other long- lived assets belonging to the CGU or group of CGUs pro-rata on the basis of their carrying amounts.

Impairments are recognised in the income statement. Impairments recognised in previous periods for long- lived assets other than goodwill are reversed if there has been a change in the estimates used to determine the asset’s recoverable amount, but only to the extent that the carrying amount of the asset does not exceed its carrying amount had no impairment been recognised in previous periods. Impairments recognised in respect of goodwill are not reversed.

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

From time to time, the Group enters into forward purchase contracts to fix the price of commodities purchased for use in its manufacturing operations. As used by the Group, such derivative contracts do not fall within the scope of IAS 39 and, therefore, are not recognised as assets or liabilities.

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

Notes to the financial statements (continued)

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

(iii)  Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits available on demand and other short-term, highly liquid investments with a maturity on acquisition of three months or less, and bank overdrafts. Bank overdrafts are presented as current liabilities to the extent that there is no right of offset with cash balances.

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

Derivative financial instruments are recognised as assets and liabilities measured at their fair values at the balance sheet date. Changes in their fair values are recognised in the income statement and this is likely to cause volatility in situations where the carrying value of the hedged item is either not adjusted to reflect fair value changes arising from the hedged risk or is so adjusted but that adjustment is not recognised in the income statement. Provided the conditions specified by IAS 39 are met, hedge accounting may be used to mitigate this volatility.

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

Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent the hedge is effective, changes in the fair value of the hedging instrument are recognised directly in equity rather than in the income statement. When the hedged item in a cash flow hedge is recognised in the financial statements, the accumulated gain or loss recognised in equity is either recycled to the income statement or, if the hedged item results in a non-financial asset, is recognised as an adjustment to its initial carrying amount. Accumulated gains and losses recognised in equity in relation to a net investment hedge are recycled to the income statement on disposal of the foreign operation.

Derivative financial instruments are classified as current assets or liabilities unless they are in a designated hedging relationship and the hedged item is classified as a non-current asset or liability.

Derivative financial instruments that are not in a designated hedging relationship are classed as trading.

Notes to the financial statements (continued)

3.   Principal accounting policies (continued)

N. Financial instruments (continued)

(vii)  Embedded derivatives

Derivatives embedded in non-derivative host contracts are recognised separately as derivative financial instruments when their risks and characteristics are not closely related to those of the host contract and the host contract is not stated at its fair value with changes in its fair value recognised in the income statement.

(viii) Preference shares

Prior to redemption in July 2007, the Company’s US dollar denominated 5.56% convertible cumulative preference shares were classified as non-current liabilities and translated into sterling at the exchange rate ruling at the balance sheet date. Dividends payable on the preference shares were included in interest payable.

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

For defined benefit plans, the cost of providing the benefits is determined based on actuarial valuations of each of the plans that are carried out annually at the Group’s balance sheet date by independent, qualified actuaries. Plan assets are measured at their fair value at the balance sheet date. Benefit obligations are measured using the projected unit credit method.

The cost of defined benefit plans recognised in the income statement comprises the net total of the current service cost, the past service cost, the expected return on plan assets, the interest cost and the effect of curtailments or settlements. The current service cost represents the increase in the present value of the plan liabilities expected to arise from employee service in the current period. Past service costs resulting from enhanced benefits are recognised in the income statement on a straight-line basis over the vesting period, or immediately if the benefits have vested.

The expected return on plan assets is based on market expectations at the beginning of the period of future returns over the life of the benefit obligation. The interest cost represents the increase in the benefit obligation due to the passage of time. The discount rate used is determined at the balance sheet date by reference to market yields on high-quality corporate bonds, where available, or government bonds. Gains and losses on curtailments or settlements are recognised in the income statement in the period in which the curtailment or settlement occurs.

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

Notes to the financial statements (continued)

P.    Share-based incentive

Share-based incentives are provided to employees under the Group’s share option, bonus and other share award schemes. All existing schemes are classified as equity-settled. The Group recognises a compensation expense in respect of these schemes that is based on the fair value of the awards, where appropriate, measured using an option-pricing model. Fair value is determined at the date of grant and is not subsequently remeasured unless the conditions on which the award was granted are modified. Generally, the compensation expense is recognised on a straight-line basis over the vesting period. Adjustments are made to reduce the compensation expense to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or non-market performance conditions. In the event of a cancellation, the compensation expense that would have been recognised over the remainder of the vesting period is recognised immediately in the income statement.

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

Provision is made for claims for compensation for injuries sustained by the Group’s employees while at work. The provision represents management’s best estimate of the liability for claims made but not yet fully settled and for incidents which have occurred but have not yet been reported to the Group. The Group’s liability for claims made but not yet fully settled is calculated on an actuarial basis by a third party administrator. Historical data trends are used to estimate the liability for unreported incidents.

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

Current and deferred tax is recognised in the income statement unless it relates to an item recognised directly in equity, in which case it too is recognised directly in equity.

Notes to the financial statements (continued)

3.    Principal accounting policies (continued)

S.    Assets held for sale and discontinued operations

Assets are classified as held for sale if their carrying amount will be recovered by sale rather than by continuing use in the business. For this to be the case, the asset must be available for immediate sale in its present condition, management must be committed to, and have initiated, a plan to sell the asset which, when initiated, was expected to result in a completed sale within 12 months. An extension of the period required to complete the sale does not preclude the asset from being classified as held for sale, provided the delay was for reasons beyond the Group’s control and management remains committed to its plan to sell the asset. Assets that are classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

A discontinued operation is a component of an entity that has either been disposed of, or satisfies the criteria to be classified as held for sale, and represents a separate major line of business or geographic area of operations, is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations, or is a subsidiary acquired exclusively with a view to disposal.

T.    Dividends on ordinary shares

Dividends payable on ordinary shares are recognised in the financial statements when they have been appropriately authorised and are no longer at the Company’s discretion. Accordingly, interim dividends are recognised when they are paid and final dividends are recognised when they are declared following approval by shareholders at the Company’s AGM. Dividends on ordinary shares are recognised as an appropriation of shareholders’ equity.

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

Notes to the financial statements (continued)

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

Amendment to IFRS 2 “Share-based Payment – Vesting Conditions and Cancellations”

In January 2008, the IASB published an amendment to IFRS 2 which clarifies that only service conditions and performance conditions attaching to a share-based incentive are vesting conditions and specifies that all cancellations, whether by the Group or by the participant, should receive the same accounting treatment. It is expected that the principal impact of the amendment will be in relation to the Group’s savings-related share option scheme. At present, if a participant in that scheme forfeits an award by ceasing to make payments to the savings contract, the event is treated as a forfeiture. On adoption of the amendment, that event will be treated as a cancellation unless a subsequent award is identified as a replacement, in which case it will be treated as a modification.

The amendment to IFRS 2 is effective for annual periods beginning on or after 1 January 2009.

Improvements to IFRS 2008

In May 2008, the IASB published its first annual improvements standard which contains minor amendments to standards that address a number of issues, including the following: the accounting for amendments to retirement benefit plans involving a reduction of benefits and the treatment of plan administration costs; the classification of the assets and liabilities of a subsidiary as held for sale where the parent is committed to sell but will retain a non- controlling interest; the accounting for impairment of an investment in an associate that includes goodwill; and the disclosure of estimates used to determine the recoverable amount of cash-generating units.

Most of the amendments are effective for annual periods beginning on or after 1 January 2009.

IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”

IFRIC 16 provides guidance on net investment hedge accounting, including: which foreign currency risks qualify for hedge accounting, and what amount can be designated; where, within a group, the hedging instrument can be held; and what amount should be reclassified from equity to the income statement on disposal of the hedged foreign operation.

IFRIC 16 is effective for annual periods commencing on or after 1 October 2008.

4.    Critical accounting estimates

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

B.    Post-employment benefits

The Group operates pension plans throughout the world, covering the majority of its employees. Pension benefits are provided by way of both defined contribution plans and defined benefit plans. The Group’s defined benefit pension plans are closed to new entrants. The Group also provides other post- employment benefits, principally health and life insurance cover, to certain of its employees in North America by way of unfunded defined benefit plans.

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

Notes to the financial statements (continued)

4.    Critical accounting estimates (continued)

B.    Post-employment benefits (continued)

As at 3 January 2009, the present value of the benefit obligation was $1,165.8 million. The benefit obligation is calculated using a number of assumptions including future salary increases, increases to pension benefits, mortality rates and, in the case of post-employment medical benefits, the expected rate of increase in medical costs. The present value of the benefit obligation is calculated by discounting the benefit obligation using market yields on high-quality corporate bonds at the balance sheet date. As at 3 January 2009, the fair value of the plan assets was $862.1 million. The plan assets consist largely of listed securities and their fair values are subject to fluctuation in response to changes in market conditions.

Effects of changes in the actuarial assumptions underlying the benefit obligation, effects of changes in the discount rate applicable to the benefit obligation and effects of differences between the expected and actual return on the plan assets are classified as actuarial gains and losses and are recognised directly in equity. During 2008, the Group recognised a net actuarial gain of $98.8 million. Further actuarial gains and losses will be recognised during the next financial year.

An analysis of the assumptions that will be used by management to determine the cost of defined benefit plans that will be recognised in the income statement in the next financial year is presented in note 34.

C.    Impairment of long-lived assets

Goodwill, other intangible assets and property, plant and equipment are tested for impairment whenever events or circumstances indicate that their carrying amounts might be impaired. Additionally, goodwill and capitalised development expenditure relating to a product that is not yet in full production are subject to an annual impairment test. Due to the nature of the Group’s operations, it is generally not possible to estimate the recoverable amount for individual long- lived assets and impairment tests are usually based on the value in use of the CGU or group of CGUs to which the asset belongs.

Value in use represents the net present value of the cash flows expected to arise from the relevant CGU or group of CGUs and its calculation requires management to estimate those cash flows and to apply a suitable discount rate to them.

Management bases the estimated cash flows of the CGU or group of CGUs on assumptions such as the future changes in sales volumes, future changes in selling prices, and expected changes in material prices, salaries and other costs. Management determines a discount rate for each CGU or group of CGUs using a capital asset pricing model, which is based on variables including the applicable risk-free interest rates and, for determining the cost of equity, the long-term equity risk premium and the assumed share price volatility relative to the market, and, for determining the cost of debt, the assumed credit risk spreads.

As at 3 January 2009, the carrying amount of long- lived assets was $1,692.0 million, after taking into account impairments totalling $342.4 million that were recognised during 2008. Further impairment losses may be recognised on these assets within the next financial year if there are adverse changes in the variables and assumptions underlying the estimated future cash flows of the CGUs or the discount rates that are applied to those cash flows.

Sensitivity analysis of the carrying amount of goodwill to the key assumptions underlying the value in use calculations is presented in note 19.

D.    Inventory

Inventories are stated at the lower of cost and net realisable value, with due allowance for excess, obsolete or slow-moving items. Net realisable value is based on current assessments of future demand, market conditions and new product development initiatives. As at 3 January 2009, the carrying value of inventories was $772.4 million, net of allowances of $45.1 million. Should demand for the Group’s products decline further during the next financial year as a result of the current economic downturn, additional allowances may be necessary in respect of excess or slow-moving items.

E.    Financial instruments

Derivative financial instruments that the Group holds for the purpose of hedging its currency and interest rate exposures are recognised as assets and liabilities in the Group’s balance sheet measured at their fair value at the balance date. As at 3 January 2009, the Group recognised a net asset of $28.4 million in respect of derivatives. The fair value of derivatives continually changes in response to changes in prevailing market conditions and applicable credit risk spreads. Where permissible under IAS 39, the Group uses hedge accounting to mitigate the impact of changes in the fair value of derivatives on the income statement but the Group’s results may be affected by changes in the fair values of derivatives where hedge accounting cannot be applied or due to hedge ineffectiveness.

Notes to the financial statements (continued)

F.    Workers’ compensation

Provision is made for claims for compensation for injuries sustained by the Group’s employees while at work. The Group’s liability for claims made but not fully settled is calculated on an actuarial basis. Historical data trends are used to estimate the liability for unreported incidents. As at 3 January 2009, the workers’ compensation provision amounted to $25.5 million. Further provision may be necessary within the next financial year if the actual cost of settling claims exceeds management’s estimates.

G.    Environmental liabilities

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

As at 3 January 2009, the provision for environmental remediation costs amounted to $7.4 million. Further provision may be necessary within the next financial year if actual remediation costs exceed expected costs, new remediation obligations are identified or there are changes in the circumstances affecting the Group’s legal or constructive remediation obligations.

H.    Product warranties

Provision is made for the estimated cost of future warranty claims on the Group’s products. Management bases the provision on historical experience of the nature, frequency and average cost of warranty claims and takes into account recent trends that might suggest that the historical claims experience may differ from future claims. As at 3 January 2009, the Group’s provision for warranty claims amounted to $11.5 million. Further provision may be necessary within the next financial year if actual claims experience differs from management’s estimates.

I.     Taxation

The Group is subject to income tax in each of the jurisdictions in which it operates. Management is required to exercise significant judgement in determining the Group’s provision for income taxes.

Estimation is required of taxable profit in order to determine the Group’s current tax liability. Management’s judgement is required in relation to uncertain tax positions whereby additional current tax may become payable in the future following the audit by the tax authorities of previously filed tax returns. As at 3 January 2009, the Group holds a provision for uncertain tax positions amounting to $63.5 million. It is possible that the final outcome of these uncertain tax positions may differ from management’s estimates.

Estimation is also required of temporary differences between the carrying amount of assets and liabilities and their tax base. Deferred tax liabilities are recognised for all taxable temporary differences but, where there exist deductible temporary differences, management’s judgement is required as to whether a deferred tax asset should be recognised based on the availability of future taxable profits. As at 3 January 2009, the Group recognised net deferred tax assets amounting to $35.1 million. It is possible that the deferred tax assets actually recoverable may differ from the amounts recognised if actual taxable profits differ from management’s estimates.

As at 3 January 2009, deferred tax liabilities were not recognised on retained profits of foreign subsidiaries and associates amounting to $3,180.5 million because the Group is able to control the remittance of those profits to the UK and it is probable that they will not be remitted in the foreseeable future. Income tax may be payable on these amounts if circumstances change and either their remittance can no longer be controlled by the Group or they are actually remitted to the UK.

Notes to the financial statements (continued)

5.     Segment information

A.   Background

The Group’s operating segments are identified by grouping together businesses that manufacture similar products, as this is the basis on which information is provided to the Board for the purposes of allocating resources within the Group and assessing the performance of the Group’s businesses.

The Group’s business segments are described in note 1.

The Board uses adjusted operating profit to measure the profitability of each segment. Adjusted operating profit is therefore the measure of segment profit presented in the Group’s segment disclosures. Adjusted operating profit represents operating profit before the amortisation of intangible assets arising on acquisitions, restructuring initiatives (comprising restructuring costs and the net gain or loss on disposals and on the exit of businesses) and impairments.

As indicated in note 3, the Group adopted IFRS 8 “Operating Segments” early with effect from the beginning of 2008. Accordingly, certain information for prior years has been restated to conform with the requirements of IFRS 8.

B.    Sales and adjusted operating profit – continuing operations

	Sales			Adjusted operating profit
	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	3 January	29 December	30 December	3 January	29 December	30 December
	2009	2007	2006	2009	2007	2006
	$ million	$ million	$ million	$ million	$ million	$ million
By operating segment
Industrial & Automotive:
– Power Transmission	2,106.4	2,063.2	1,851.2	229.6	266.8	258.2
– Fluid Power	832.3	769.1	709.4	46.2	71.0	64.4
– Fluid Systems	501.2	583.8	447.4	39.9	55.0	22.9
– Other Industrial & Automotive	620.9	896.6	976.0	44.0	84.6	98.8
	4,060.8	4,312.7	3,984.0	359.7	477.4	444.3
Building Products:
– Air Systems Components	1,112.3	1,083.6	1,070.6	104.2	102.5	106.3
– Other Building Products	342.8	489.8	691.5	(24.0)	4.0	47.3
	1,455.1	1,573.4	1,762.1	80.2	106.5	153.6
Corporate	–	–	–	(36.5)	(53.4)	(52.6)
	5,515.9	5,886.1	5,746.1	403.4	530.5	545.3

By origin
US	2,947.6	3,457.0	3,718.7	181.4	300.8	347.3
UK	399.6	408.1	256.7	(4.5)	7.4	(13.0)
Rest of Europe	787.2	733.9	641.2	55.9	66.1	59.9
Rest of the world	1,381.5	1,287.1	1,129.5	170.6	156.2	151.1
	5,515.9	5,886.1	5,746.1	403.4	530.5	545.3

By destination
US	3,178.7	3,712.5	3,840.3
UK	129.0	149.4	134.2
Rest of Europe	864.9	809.7	685.2
Rest of the world	1,343.3	1,214.5	1,086.4
	5,515.9	5,886.1	5,746.1

Inter-segment sales were not significant.

Notes to the financial statements (continued)

Reconciliation of adjusted operating profit to (loss)/profit before tax:

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Adjusted operating profit	403.4	530.5	545.3
Amortisation of intangible assets arising on acquisitions	(10.6)	(7.2)	(5.0)
Impairments (see note 6)	(342.4)	(0.8)	(2.9)
Restructuring initiatives (see note 7)	17.0	63.8	(18.2)
Operating profit	67.4	586.3	519.2
Net finance costs	(75.0)	(60.9)	(70.6)
(Loss)/profit before tax	(7.6)	525.4	448.6

Segmental analysis of the sales and adjusted operating profit of discontinued operations is presented in note 13. C. Segment asset

The Board does not review, and is not regularly provided with, an analysis of the Group’s total assets by operating segment. In order to comply with the requirements of IFRS 8, an analysis is provided below of the Group’s operating assets, goodwill and other intangible assets by operating segment:

C.    Segment assets

The Board does not review, and is not regularly provided with, an analysis of the Group’s total assets by operating segment. In order to comply with the requirements of IFRS 8, an analysis is provided below of the Group’s operating assets, goodwill and other intangible assets by operating segment:

	As at	As at	As at
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
By operating segment
Continuing operations
Industrial & Automotive:
– Power Transmission	1,185.0	1,706.6	1,555.9
– Fluid Power	594.5	601.6	557.3
– Fluid Systems	236.3	406.4	334.8
– Other Industrial & Automotive	375.7	422.8	417.2
	2,391.5	3,137.4	2,865.2
Building Products:
– Air Systems Components	753.2	771.9	785.9
– Other Building Products	110.8	151.0	205.3
	864.0	922.9	991.2
Corporate	33.7	27.8	24.9
	3,289.2	4,088.1	3,881.3
Discontinued operations
Industrial & Automotive:
– Wiper Systems	–	–	220.3
	3,289.2	4,088.1	4,101.6

Reconciliation of assets analysed by operating segment to total assets:
	As at	As at	As at
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Segment assets	3,289.2	4,088.1	4,101.6
Cash and cash equivalents	291.9	295.9	337.6
Collateralised cash	3.8	5.8	8.0
Derivatives hedging translational exposures	73.4	6.2	4.9
Deferred tax assets	64.8	47.4	71.0
Income tax recoverable	47.6	29.5	42.7
Total assets	3,770.7	4,472.9	4,565.8

Notes to the financial statements (continued)

5.    Segment information (continued)

D.    Non-current assets

The geographic analysis of long-lived assets (goodwill and other intangible assets, and property, plant and equipment) and investments in associates was as follows:

	As at	As at	As at
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
By location
US	957.3	1,047.0	1,098.9
UK	70.1	131.0	124.2
Rest of Europe	192.6	233.3	202.7
Rest of the world	492.3	773.9	679.6
	1,712.3	2,185.2	2,105.4

Capital expenditure, depreciation and amortisation in respect of long-lived assets was as follows:

	Year ended 3 January 2009			Year ended 29 December 2007			Year ended 30 December 2006
	Capital			Capital			Capital
	expenditure	Depreciation	Amortisation	expenditure	Depreciation	Amortisation	expenditure	Depreciation	Amortisation
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
By operating segment
Continuing operations
Industrial & Automotive:
– Power Transmission	83.9	95.2	7.5	91.8	102.1	6.4	98.1	85.7	8.3
– Fluid Power	35.8	27.3	8.8	38.2	26.4	6.9	27.0	18.7	11.0
– Fluid Systems	22.3	26.1	1.2	41.9	29.8	0.8	34.0	27.4	0.6
– Other Industrial
& Automotive	19.9	16.7	1.4	27.6	18.5	1.3	17.6	17.8	0.7
	161.9	165.3	18.9	199.5	176.8	15.4	176.7	149.6	20.6
Building Products:
– Air Systems Components	28.4	26.3	6.6	23.5	26.0	4.7	24.5	27.2	2.7
– Other Building Products	3.3	11.4	0.2	8.8	12.7	0.1	21.5	17.2	0.2
	31.7	37.7	6.8	32.3	38.7	4.8	46.0	44.4	2.9
Corporate	0.2	0.1	0.3	0.3	0.4	0.4	1.0	0.3	0.6
	193.8	203.1	26.0	232.1	215.9	20.6	223.7	194.3	24.1
Discontinued operations
Industrial & Automotive:
– Wiper Systems	–	–	–	4.4	–	–	8.4	13.9	0.3
	193.8	203.1	26.0	236.5	215.9	20.6	232.1	208.2	24.4

The Board regularly reviews the Group’s capital expenditure, which represents cash outflows on additions to property, plant and equipment and non-integral computer software included within other intangible assets.

Notes to the financial statements (continued)

6.  Impairments

As explained in notes 19 and 21, during 2008, the Group recognised impairments totalling $342.4 million which reflected the effect of deteriorating economic conditions on the Group’s end markets.

	Year ended 3 January 2009			Year ended 29 December 2007			Year ended 30 December 2006
	Goodwill $ million	Property, plant and equipment $ million	Total $ million	Goodwill $ million	Property, plant and equipment $ million	Total $ million	Goodwill $ million	Property, plant and equipment $ million	Total $ million
By operating segment
Industrial & Automotive:
– Power Transmission	194.6	90.0	284.6	–	–	–	–	–	–
– Fluid Power	–	11.7	11.7	–	–	–	–	–	–
– Fluid Systems	–	1.1	1.1	0.8	–	0.8	2.9	–	2.9
	194.6	102.8	297.4	0.8	–	0.8	2.9	–	2.9
Building Products:
– Air Systems Components	34.0	–	34.0	–	–	–	–	–	–
– Other Building Products	–	11.0	11.0	–	–	–	–	–	–
	34.0	11.0	45.0	–	–	–	–	–	–
	228.6	113.8	342.4	0.8	–	0.8	2.9	–	2.9

7.  Restructuring initiatives

 A.  Restructuring costs

In 2008, restructuring costs principally related to the closure of Power Transmission’s facility at Moncks Corner, South Carolina, further rationalisation of the Lasco Bathware business in the US and the closure of Hart & Cooley’s production facility at Tucson, Arizona, and further costs associated with outsourcing of IT services that began in 2007.

In 2007, restructuring costs principally related to the rationalisation of production facilities within the Lasco Bathware and Philips Products businesses in the US, the outsourcing of IT services, and the initiatives within the Fluid Power and Air Systems Components business groups that began in 2006.

In 2006, restructuring costs related to the transfer of the activities of Fluid Power’s facility at St. Neots, UK to a new facility in the Czech Republic, the closure of Air Systems Components facility at Holland, Michigan in the US, and the closure of Stackpole’s pump components facility and Air Systems Components’ facilities at Englewood, Ohio and Tabor City, North Carolina that began in 2005.

Notes to the financial statements (continued)

7.  Restructuring initiatives (continued)

B.  Disposals and exit of businesses

In 2008, the Group recognised a gain of $43.2 million on the disposal of Stant and Standard-Thomson.

In 2007, the Group recognised a gain of $65.2 million on the disposal of Lasco Fittings Inc., a gain of $13.4 million on the disposal of Dearborn Mid-West and a loss of $2.6 million on the disposal of Tridon Electronics’ indicator and side object detection businesses. Also during the year, the Group recognised a gain of $15.4 million on the disposal of Corporate property. In 2006, the Group recognised a gain of $5.7 million on the sale of property, plant and equipment relating to businesses sold in previous years.

	Year ended 3 January 2009			Year ended 29 December 2007			Year ended 30 December 2006
	Restructuring costs $ million	Disposals and exit of businesses $ million	Total $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Total $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Total $ million
By operating segment
Industrial & Automotive:
– Power Transmission	(13.8)	–	(13.8)	(6.0)	0.2	(5.8)	(11.7)	5.9	(5.8)
– Fluid Power	(1.9)	–	(1.9)	(8.6)	–	(8.6)	(5.7)	–	(5.7)
– Fluid Systems	(0.2)	43.2	43.0	0.2	(2.8)	(2.6)	–	–	–
– Other Industrial & Automotive	(3.2)	–	(3.2)	–	13.4	13.4	(0.6)	(0.2)	(0.8)
	(19.1)	43.2	24.1	(14.4)	10.8	(3.6)	(18.0)	5.7	(12.3)
Building Products:
–Air Systems Components	(3.6)	–	(3.6)	(7.4)	–	(7.4)	(5.9)	(0.2)	(6.1)
– Other Building Products	(3.0)	(0.2)	(3.2)	(4.8)	65.2	60.4	–	0.2	0.2
	(6.6)	(0.2)	(6.8)	(12.2)	65.2	53.0	(5.9)	–	(5.9)
Corporate	(0.3)	–	(0.3)	(1.0)	15.4	14.4	–	–	–
	(26.0)	43.0	17.0	(27.6)	91.4	63.8	(23.9)	5.7	(18.2)

Notes to the financial statements (continued)

8.  Staff costs

The average number of persons employed by the Group, excluding the Company’s Non-Executive Directors, was as follows:

	Year ended 3 January 2009 Number	Year ended 29 December 2007 Number	Year ended 30 December 2006 Number
By operating segment
Continuing operations
Industrial & Automotive:
– Power Transmission	9,347	9,298	9,102
– Fluid Power	5,252	4,914	4,677
– Fluid Systems	2,789	3,133	3,105
– Other Industrial & Automotive	3,606	3,951	4,004
	20,994	21,296	20,888
Building Products:
– Air Systems Components	8,624	8,836	8,692
– Other Building Products	2,648	3,608	4,555
	11,272	12,444	13,247
Corporate	158	145	145
	32,424	33,885	34,280
Discontinued operations
Industrial & Automotive:
– Wiper Systems	–	2,009	4,019
	32,424	35,894	38,299
By location
US	16,581	19,429	21,433
UK	1,933	1,892	1,874
Rest of Europe	3,035	2,913	2,714
Rest of the world	10,875	11,660	12,278
	32,424	35,894	38,299
Staff costs recognised in the period were as follows:
	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	Year ended 30 December 2006 $ million
Wages and salaries	1,164.3	1,283.5	1,256.0
Social security costs	144.4	147.7	145.8
Pensions (note 34)	44.2	53.4	67.8
Other post-employment benefits (note 34)	1.1	0.4	(0.7)
Share-based incentives (note 35)	11.5	16.0	14.5
Termination benefits	13.8	6.8	9.5
	1,379.3	1,507.8	1,492.9
Continuing operations	1,379.3	1,473.6	1,405.1
Discontinued operations	-	34.2	87.8
	1,379.3	1,507.8	1,492.9

Notes to the financial statements (continued)

9. Interest payable

	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	Year ended 30 December 2006 $ million
Borrowings:
– Interest on bank overdrafts	2.3	1.6	3.9
– Interest on loans	42.6	57.3	62.9
– Interest on interest rate swaps in designated hedging relationships:
Payable	55.6	61.8	51.2
Receivable	(47.2)	(54.6)	(50.1)
– Interest on interest rate swaps classed as held for trading:
Payable	2.8	8.6	8.6
Receivable	(2.2)	(10.4)	(11.2)
	53.9	64.3	65.3
Interest element of finance lease rentals	0.5	1.4	1.1
Other interest payable	5.0	0.1	0.5
	59.4	65.8	66.9
Dividends payable on convertible cumulative preference shares	–	1.2	9.9
	59.4	67.0	76.8
Post-employment benefits:
– Interest cost on benefit obligation (note 34)	78.4	77.3	72.8
	137.8	144.3	149.6
Continuing operations	137.8	142.1	142.6
Discontinued operations	–	2.2	7.0
	137.8	144.3	149.6

Interest rate swaps are used to manage the interest rate profile of the Group’s borrowings. Accordingly, net interest payable or receivable on interest rate swaps is included in interest payable.

10. Investment income
	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	Year ended 30 December 2006 $ million
Interest on bank deposits	9.6	8.4	8.8
Other interest receivable	2.7	3.4	3.8
	12.3	11.8	12.6
Post-employment benefits:
– Expected return on plan assets (note 34)	75.5	76.2	66.2
	87.8	88.0	78.8
Continuing operations	87.8	86.8	73.3
Discontinued operations	–	1.2	5.5
	87.8	88.0	78.8

Notes to the financial statements (continued)

11. Other finance expense

	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	Year ended 30 December 2006 $ million
Hedging activities:
– Gain on derivatives in designated hedging relationships	(0.1)	(1.6)	(1.7)
– Loss on derivatives classed as held for trading	2.1	3.8	1.7
– Loss on other instruments not qualifying for hedge accounting	17.9	3.0	1.3
	19.9	5.2	1.3
Other items:
– Loss on embedded derivatives	5.1	0.4	–
	25.0	5.6	1.3

Other finance expense principally represents fair value gains and losses arising on financial instruments held by the Group to hedge its translational exposures where either the economic hedging relationship does not qualify for hedge accounting or to the extent that there is deemed to be ineffectiveness in a designated hedging relationship.

Other finance expense is wholly attributable to continuing operations.

12.  Income tax expense

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Current tax
UK corporation tax on profits for the period	(13.7)	2.2	(2.0)
Decrease in provision for uncertain tax positions	–	–	(35.4)
Adjustments in respect of prior periods	0.3	–	0.7
Total UK tax	(13.4)	2.2	(36.7)
Overseas tax on profits for the period	51.2	109.5	101.9
Decrease in provision for uncertain tax positions	(3.2)	(4.0)	(57.4)
Adjustments in respect of prior periods	2.6	(8.2)	(0.6)
Total overseas tax	50.6	97.3	43.9
Total current tax	37.2	99.5	7.2
Deferred tax
Origination or reversal of temporary differences	(108.2)	(128.1)	28.8
Utilisation of previously unrecognised tax losses	(4.7)	(9.8)	(51.7)
Tax losses in the period not recognised	111.4	187.5	36.9
Other changes in unrecognised deferred tax assets	3.2	5.6	8.3
Adjustments in respect of prior periods	(0.5)	(4.2)	3.8
Total deferred tax	1.2	51.0	26.1
Income tax expense for the period	38.4	150.5	33.3
Continuing operations	38.4	139.9	65.6
Discontinued operations (note 13)	--	10.6	(32.3)
	38.4	150.5	33.3

During 2006, there was a release of provisions for uncertain tax positions of $92.8 million as a result of tax planning, the clarification of tax legislation, the performance of certain studies and the change of views on the likely outcome of challenges by various tax authorities.

Notes to the financial statements (continued)

12.  Income tax expense (continued)

The income tax expense for the period recognised in the income statement differs from the product of the (loss)/profit before tax for the period and the rate of UK corporation tax as follows:

	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	Year ended 30 December 2006 $ million
Loss)/profit before tax:
- Continuing operations	(7.6)	525.4	448.6
- Discontinued operations	–	(56.1)	(53.6)
	(7.6)	469.3	395.0
UK corporation tax at 28.5% (2007: 30%; 2006: 30%) on (loss)/profit before tax	(2.2)	140.9	118.5
Permanent differences	(48.7)	(3.4)	25.1
Adjustment in respect of prior periods	2.4	(12.4)	4.0
Decrease in provisions for uncertain tax positions	(3.2)	(4.0)	(92.8)
Effect of different tax rates on overseas profits	(7.1)	20.6	24.0
Foreign tax credits	(13.3)	(13.8)	2.6
Temporary differences on investment in subsidiaries	0.5	(160.7)	(41.6)
Tax losses in the period not recognised	111.4	187.5	36.9
Utilisation of previously unrecognised tax losses	(4.7)	(9.8)	(51.7)
Other changes in unrecognised deferred tax assets	3.3	5.6	8.3
Income tax expense for the period	38.4	150.5	33.3

In addition to the income tax expense recognised in the income statement, an income tax benefit of $14.3 million (2007: expense of $12.6 million; 2006: expense of $1.8 million) was recognised directly in equity.

13.  Discontinued operations

A.  Background

Discontinued operations principally comprise the results and loss on disposal of Trico, the Group’s former Wiper Systems business, that was sold on 29 June 2007.

In 2007, the Group recognised a loss of $59.6 million before tax on the disposal of Trico. Also during 2007, the Group recognised a gain of $2.4 million before tax on the receipt of additional proceeds in relation to businesses sold in previous years. After the attributable tax expense of $8.0 million, the loss on disposal of discontinued operations was $65.2 million.

In 2006, the Group recognised an impairment of $45.9 million when Trico was classified as held for sale and additional consideration of $4.6 million in relation to businesses sold in previous years. After the attributable tax credit of $37.4 million, the loss on disposal of discontinued operations was $3.9 million.

Notes to the financial statements (continued)

B.  Results and cash flows

The loss for the period from discontinued operations may be analysed as follows:

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Loss for the period of discontinued operations
Sales	–	157.6	343.8
Cost of sales	–	(131.2)	(297.0)
Gross profit	–	26.4	46.8
Distribution costs	–	(12.8)	(24.6)
Administrative expenses	–	(9.9)	(21.1)
Restructuring costs	–	(1.6)	(11.9)
Operating profit/(loss)	–	2.1	(10.8)
Net finance costs	–	(1.0)	(1.5)
Profit/(loss) before tax	–	1.1	(12.3)
Income tax expense	–	(2.6)	(5.1)
Loss after tax	–	(1.5)	(17.4)
Loss on disposal of discontinued operations
Loss before tax	–	(57.2)	(41.3)
Income tax (expense)/benefit	–	(8.0)	37.4
Loss after tax	–	(65.2)	(3.9)
Loss for the period from discontinued operations	–	(66.7)	(21.3)

Restructuring costs in each period relate to the transfer of manufacturing activities from the Wiper Systems facility at Pontypool, UK to more cost-competitive locations.

Cash flows arising from discontinued operations during the period were as follows:
	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Cash inflow/(outflow) from operating activities	–	7.3	(0.7)
Cash (outflow)/inflow from investing activities	–	(2.6)	3.1
Cash outflow from financing activities	–	(1.2)	(2.6)
Net increase/(decrease) in cash and cash equivalents from
discontinued operations	–	3.5	(0.2)

Notes to the financial statements (continued)

13.  Discontinued operations (continued)

C.  Segment sales and adjusted operating profit

The segment sales and adjusted operating profit of discontinued operations may be analysed as follows:

	Sales			Adjusted operating profit
	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	3 January	29 December	30 December	3 January	29 December	30 December
	2009	2007	2006	2009	2007	2006
	$ million	$ million	$ million	$ million	$ million	$ million
By operating segment
Industrial & Automotive:
– Wiper Systems	–	157.6	343.8	–	3.7	1.1

By origin
US	–	123.1	261.1	–	5.1	10.0
UK	–	13.6	41.8	–	(2.6)	(10.9)
Rest of Europe	–	–	0.2	–	–	–
Rest of the world	–	20.9	40.7	–	1.2	2.0
	–	157.6	343.8	–	3.7	1.1

By destination
US	–	113.6	232.8
UK	–	7.5	14.5
Rest of Europe	–	9.3	29.0
Rest of the world	–	27.2	67.5
	–	157.6	343.8

Reconciliation of the adjusted operating profit to the profit/(loss) before tax of discontinued operations:

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Adjusted operating profit	–	3.7	1.1
Restructuring costs	–	(1.6)	(11.9)
Net finance costs	–	(1.0)	(1.5)
Profit/(loss) before tax	–	1.1	(12.3)

Notes to the financial statements (continued)

14. (Loss)/profit for the period
(Loss)/profit for the period is stated after charging/(crediting):

	Continuing	Discontinued
	operations	operations	Total
	$ million	$ million	$ million
Year ended 3 January 2009
Inventories:
– Cost of inventories	3,659.1	–	3,659.1
– Write-down of inventories	6.2	–	6.2
Staff costs (note 8)	1,379.3	–	1,379.3
Goodwill (note 19):
– Impairments (recognised in operating profit)	228.6	–	228.6
Other intangible assets (note 20):
– Amortisation	26.0	–	26.0
Property, plant and equipment (note 21):
– Depreciation	203.1	–	203.1
– Impairments (recognised in operating profit)	113.8	–	113.8
Research and development costs	92.1	–	92.1
Government grants:
– Revenue	(3.0)	–	(3.0)
– Capital	(0.4)	–	(0.4)
Net foreign exchange losses	9.8	–	9.8
Year ended 29 December 2007
Inventories:
– Cost of inventories	3,976.4	129.1	4,105.5
– Write-down of inventories	7.4	0.6	8.0
Staff costs (note 8)	1,473.6	34.2	1,507.8
Goodwill (note 19):
– Impairments (recognised in operating profit)	0.8	–	0.8
Other intangible assets (note 20):
– Amortisation	20.6	–	20.6
Property, plant and equipment (note 21):
– Depreciation	215.9	–	215.9
Research and development costs	98.8	4.6	103.4
Government grants:
– Revenue	(2.0)	(0.2)	(2.2)
– Capital	(0.4)	–	(0.4)
Net foreign exchange gains	(1.0)	(0.6)	(1.6)
Year ended 30 December 2006
Inventories:
– Cost of inventories	3,731.4	287.3	4,018.7
– Write-down of inventories	10.4	2.4	12.8
Staff costs (note 8)	1,405.1	87.8	1,492.9
Goodwill (note 19):
– Impairments (recognised in operating profit)	2.9	–	2.9
– Impairments (recognised in loss on disposal of discontinued operations)	–	7.5	7.5
Other intangible assets (note 20):
– Amortisation	24.2	0.2	24.4
– Impairments (recognised in loss on disposal of discontinued operations)	–	0.4	0.4
Property, plant and equipment (note 21):
– Depreciation	194.3	13.9	208.2
– Impairments (recognised in loss on disposal of discontinued operations)	–	38.0	38.0
Research and development costs	85.8	10.5	96.3
Government grants:
– Revenue	(4.0)	(0.6)	(4.6)
– Capital	(0.4)	–	(0.4)
Net foreign exchange gains	(2.2)	(1.3)	(3.5)

Notes to the financial statements (continued)

15.  (Loss)/earnings per share

A. Basic and diluted (loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the period attributable to equity shareholders by the weighted average number of the Company’s ordinary shares in issue during the period. The weighted average number of ordinary shares in issue during the period excludes 4,002,675 shares (2007: 4,331,018 shares; 2006: 3,759,701 shares), being the weighted average number of own shares held during the period.

Diluted (loss)/earnings per share takes into account the dilutive effect of options and awards outstanding under the Group’s employee share schemes and, in prior years, the dilutive effect of the potential conversion of the Company’s preference shares into the Company’s ordinary shares. The weighted average number of the Company’s ordinary shares used in the calculation of diluted (loss)/earnings per share excludes the effect of options and awards over 21,476,725 shares (2007: 9,318,429 shares; 2006: 1,229,593 shares) that were anti-dilutive for the periods presented but could dilute earnings per share in the future

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Continuing operations
(Loss)/profit for the period	(46.0)	385.5	383.0
Minority interests	(18.1)	(25.0)	(20.5)
(Loss)/earnings for calculating basic (loss)/earnings per share	(64.1)	360.5	362.5
Effect of dilutive potential ordinary shares:
– Dividends payable on preference shares	–	1.2	9.9
(Loss)/earnings for calculating diluted (loss)/earnings per share	(64.1)	361.7	372.4
Discontinued operations
Loss for the period for calculating basic and diluted loss per share	–	(66.7)	(21.3)
Continuing and discontinued operations
(Loss)/profit for the period	(46.0)	318.8	361.7
Minority interests	(18.1)	(25.0)	(20.5)
(Loss)/earnings for calculating basic (loss)/earnings per share	(64.1)	293.8	341.2
Effect of dilutive potential ordinary shares:
– Dividends payable on preference shares	–	1.2	9.9
(Loss)/earnings for calculating diluted (loss)/earnings per share	(64.1)	295.0	351.1
Weighted average number of ordinary shares
For calculating basic (loss)/earnings per share	879,727,725	870,297,953	838,893,502
Effect of dilutive potential ordinary shares:
– Share options and awards	–	4,018,619	5,173,658
– Preference shares	–	9,714,541	39,759,222
For calculating diluted (loss)/earnings per share	879,727,725	884,031,113	883,826,382

16.  Dividends on ordinary shares

	Year ended		Year ended		Year ended
	3 January		29 December		30 December
	2009		2007		2006
	per share		per share		per share
Paid or proposed in respect of the period
Interim dividend	11.02	c	11.02	c	10.13	c
Final dividend	2.00	c	16.66	c	17.13	c
	13.02	c	27.68	c	27.26	c

Notes to the financial statements (continued)

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Recognised in the period
Interim dividend for the period of 11.02c (2007: 11.02c; 2006: 10.13c) per share	97.1	97.0	86.6
Final dividend for the prior period of 16.66c (2007: 17.13c; 2006: 15.28c) per share	149.1	150.3	130.7
	246.2	247.3	217.3

Following the redenomination of the Company’s share capital from sterling to US dollars, which became effective on 22 May 2008, the Company’s dividends are declared in US dollars. Dividends in respect of 2007 and prior years were declared and paid in sterling and have been translated into US dollars at the exchange rate on their respective payment dates.

The Directors propose a final dividend for 2008 of 2.00c per share that, subject to approval by shareholders, will be paid on 10 June 2009 to shareholders on the register on 8 May 2009.

Based on the number of ordinary shares currently in issue, the final dividend for 2008 is expected to absorb $17.6 million.

17.  Auditors’ remuneration

Fees payable by the Group to the Company’s auditors, Deloitte LLP, and its associates were as follows:

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Audit fees:
– Audit of the Company’s accounts	0.8	0.8	0.7
– Audit of the accounts of the Company’s subsidiaries	4.9	5.0	4.0
– Other statutory services	0.2	0.2	2.4
	5.9	6.0	7.1
Tax fees:
– Compliance services	0.7	0.5	0.4
– Advisory services	2.1	1.2	0.7
	2.8	1.7	1.1
All other fees	0.2	0.4	0.9
Total fees	8.9	8.1	9.1

Fees for the audit of the Company’s accounts represent fees payable to Deloitte LLP in respect of the audit of the Company’s individual financial statements and the Group’s consolidated financial statements prepared in accordance with IFRS.

Other statutory services include the review of the Group’s interim financial statements and, in 2006, the audit of the Group’s consolidated financial statements prepared in accordance with US GAAP and fees associated with section 404 of Sarbanes-Oxley. In 2008 and 2007, fees associated with section 404 of Sarbanes-Oxley are included in audit fees.

Other services include advice on accounting matters and non-statutory reporting.

The Audit Committee or, between meetings, the Chairman of the Audit Committee, pre-approves the engagement terms and fees of Deloitte LLP for all services. This policy was applied for all services included in the table above.

Fees payable by associated pension schemes to Deloitte LLP and its associates were as follows:

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Statutory services:
– Audit of the pension schemes of the Company’s subsidiaries	0.1	0.1	0.4

Notes to the financial statements (continued)

18.  Cash flow

A.  Reconciliation of (loss)/profit for the period to cash generated from operations

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
(Loss)/profit for the period	(46.0)	318.8	361.7
Interest payable	137.8	144.3	149.6
Investment income	(87.8)	(88.0)	(78.8)
Other finance expense	25.0	5.6	1.3
Income tax expense	38.4	150.5	33.3
Profit from continuing and discontinued operations	67.4	531.2	467.1
Share of loss/(profit) of associates	2.1	(0.8)	(2.8)
Amortisation of intangible assets	26.0	20.6	24.4
Depreciation of property, plant and equipment	203.1	215.9	208.2
Impairments:
– Goodwill	228.6	0.8	2.9
– Property, plant and equipment	113.8	–	–
(Gain)/loss on disposal of businesses:
– Continuing operations	(43.0)	(76.0)	(5.7)
– Discontinued operations	–	57.2	41.3
Loss/(gain) on sale of property, plant and equipment	3.8	(11.2)	5.3
Gain on available-for-sale-investments	(1.2)	(0.6)	(0.4)
Cost of share-based incentives	11.5	16.0	14.5
Decrease in post-employment benefit obligations	(49.5)	(74.2)	(63.8)
Decrease in provisions	(3.7)	(2.4)	(17.7)
Operating cash flows before movements in working capital	558.9	676.5	673.3
Increase in inventories	(12.8)	(20.0)	(37.4)
Decrease/(increase) in receivables	143.8	(74.0)	(18.4)
(Decrease)/increase in payables	(61.2)	56.2	(9.7)
Cash generated from operations	628.7	638.7	607.8

B.  Reconciliation of net increase/(decrease) in cash and cash equivalents to movement in net debt

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Net debt at the beginning of the period	(591.5)	(920.8)	(1,101.0)
Decrease/(increase) in net debt resulting from cash flows:
– Increase/(decrease) in cash and cash equivalents	19.2	(65.7)	(96.4)
– (Increase)/decrease in debt and lease financing	(96.2)	284.7	(47.5)
– Redemption of preference shares	–	1.2	–
– Decrease in collateralised cash	(0.7)	(2.4)	(2.6)
	(77.7)	217.8	(146.5)
Conversion of preference shares	–	130.0	390.7
Leases disposed of on sale of businesses	–	6.1	–
Debt acquired on acquisition of subsidiaries	(0.8)	–	–
Other non-cash movements	(1.1)	(1.6)	2.0
Foreign currency translation	194.7	(23.0)	(66.0)
Decrease in net debt during the period	115.1	329.3	180.2
Net debt at the end of the period	(476.4)	(591.5)	(920.8)

Notes to the financial statements (continued)

19. Goodwill

A. Analysis of movements

$ million
Cost
As at 30 December 2006	637.3
Acquisition of subsidiaries	(8.0)
Foreign currency translation	31.5
As at 29 December 2007	660.8
Acquisition of subsidiaries (note 44)	8.4
Foreign currency translation	(40.0)
As at 3 January 2009	629.2
Accumulated impairment
As at 30 December 2006	–
Impairments	0.8
As at 29 December 2007	0.8
Impairments	228.6
Foreign currency translation	(16.1)
As at 3 January 2009	213.3
Carrying amount
As at 29 December 2007	660.0
As at 3 January 2009	415.9

Notes to the financial statements (continued)

19.  Goodwill (continued)

B.  Allocation of goodwill

Goodwill is allocated to the following CGUs or groups of CGUs:

	As at	As at
	3 January	29 December
	2009	2007
	$ million	$ million
Industrial & Automotive
Power Transmission:
– Stackpole	–	176.4
– Mectrol	–	37.4
	–	213.8
Fluid Power
– Engineering & Services	24.7	16.9
– Others	18.2	19.1
	42.9	36.0
Fluid Systems	1.8	5.4
Other Industrial & Automotive:
– Ideal	20.9	20.9
– Dexter Group	50.8	50.8
– Winhere	2.2	2.2
	73.9	73.9
	118.6	329.1
Building Products
Air Systems Components:
– Air Systems Components	67.7	64.7
– Hart & Cooley	146.0	146.0
– Ruskin	36.2	38.8
– Selkirk	38.3	72.3
	288.2	321.8
Other Building Products:
– Bathware	9.1	9.1
	297.3	330.9
	415.9	660.0

C.  Impairment tests

Goodwill is tested for impairment annually and whenever there are indications that it may have suffered an impairment. Goodwill is considered impaired to the extent that its carrying amount exceeds its recoverable amount, which is the higher of the value in use and the fair value less costs to sell of the CGU or group of CGUs to which it is allocated. In all impairment tests of goodwill performed during 2008, the recoverable amount was determined based on value in use calculations.

Management based the value in use calculations on cash flow forecasts derived from the most recent three-year financial plans approved by the Board, in which the principal assumptions were those regarding sales growth rates, selling prices and changes in direct costs.

Cash flows for the years beyond the three-year financial plans for the CGUs to which individually significant amounts of goodwill were allocated were calculated as follows: cash flows in the fourth and fifth years were estimated by management based on relevant industry and economic forecasts; thereafter, the cash flows were projected to grow at 2% per annum, which does not exceed expected long-term growth rates in their principal end markets in North America and Europe.

Management applied discount rates to the resulting cash flow projections that reflect current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. In each case, the discount rate was determined using a capital asset pricing model. Pre-tax discount rates used in the annual impairment tests of goodwill during 2008 were in the following ranges: Industrial & Automotive businesses 9.0% to 12.9%; and Building Products businesses 11.2% to 13.0%.

Notes to the financial statements (continued)

D.  Impairments recognised during the year

Stackpole manufactures power transmission components, systems and assemblies, principally for automotive OEMs, at its facilities in Canada, Germany and South Korea. At the time of the last annual impairment test of goodwill, the recoverable amount of Stackpole only marginally exceeded its carrying amount. During the first half of 2008, there was a deterioration in Stackpole’s end markets and an impairment of $90.5 million was recognised in relation to the goodwill allocated to the business. During the second half of 2008, the further deterioration on Stackpole’s end markets caused the impairment of the remaining goodwill allocated to the business, which amounted to $66.7 million. Management used a pre-tax discount rate of 11.7% (2007: 9.7%).

Gates Mectrol manufactures power transmission and motion control belts, principally for industrial and automotive OEMs, at its facilities in the US and Germany. During the second half of 2008, the deterioration in Gates Mectrol’s end markets caused the impairment of the entire goodwill allocated to the business, which amounted to $37.4 million. Management used a pre-tax discount rate of 11.7% (2007: 10.6%).

Selkirk manufactures chimney, venting and air distribution products, principally for the residential construction market in North America. During 2008, there was a further deterioration in Selkirk’s end markets and an impairment of $34.0 million was recognised in relation to the goodwill allocated to the business. Management used a pre-tax discount rate of 12.5% (2007: 10.8%).

Impairments recognised during the year are analysed by operating segment in note 6.

E.  Sensitivity to changes in key assumptions

Individually significant CGUs

At the end of 2008, the recoverable amount of Selkirk equalled its carrying amount. Management has assessed the sensitivity of the recoverable amount of Selkirk to key assumptions to be as follows: a one percentage point increase in the applicable pre-tax discount rate of 12.5% would reduce the recoverable amount by $15 million; a one percentage point fall in Selkirk’s operating margin would reduce the recoverable amount by $13 million; and a one percentage point fall in the assumed long-term growth rate of 2% would reduce the recoverable amount by $10 million.

Management considers that, of the other CGUs or groups of CGUs to which significant amounts of goodwill are allocated, only the recoverable amount of Hart & Cooley may fall below its carrying amount due to reasonably possible changes during the next year in one or more key assumptions. At the end of 2008, the recoverable amount of Hart & Cooley exceeded its carrying amount by $38 million. Management has assessed the sensitivity of the recoverable amount of Hart & Cooley to key assumptions to be as follows: a one percentage point increase in the applicable pre-tax discount rate of 12.4% would reduce the recoverable amount by $32 million; a one percentage point fall in Hart & Cooley’s operating margin would reduce the recoverable amount by $23 million; and a one percentage point fall in the assumed long-term growth rate of 2% would reduce the recoverable amount by $23 million.

Other CGUs

Management does not consider that a reasonably possible change in one or more key assumptions during the next year could cause the aggregate recoverable amount of other CGUs to fall below their aggregate carrying amount.

Notes to the financial statements (continued)

20. Other intangible assets

		Assets
	Development	arising on	Computer
	costs	acquisitions	software	Total
	$ million	$ million	$ million	$ million
Cost
As at 30 December 2006	1.4	47.4	123.7	172.5
Additions	0.4	–	5.2	5.6
Acquisition of subsidiaries	–	10.8	0.2	11.0
Transfer to assets held for sale	–	–	(2.8)	(2.8)
Disposals	–	–	(5.0)	(5.0)
Foreign currency translation	–	3.2	1.7	4.9
As at 29 December 2007	1.8	61.4	123.0	186.2
Additions	0.6	–	10.4	11.0
Acquisition of subsidiaries	–	37.4	–	37.4
Disposals	–	–	(1.1)	(1.1)
Foreign currency translation	(0.6)	(7.4)	(1.9)	(9.9)
As at 3 January 2009	1.8	91.4	130.4	223.6

Accumulated amortisation
As at 30 December 2006	–	5.5	72.8	78.3
Amortisation charge for the period	0.2	7.2	13.2	20.6
Transfer to assets held for sale	–	–	(2.4)	(2.4)
Disposals	–	–	(5.0)	(5.0)
Foreign currency translation	–	0.7	0.9	1.6
As at 29 December 2007	0.2	13.4	79.5	93.1
Amortisation charge for the period	0.2	10.6	15.2	26.0
Disposals	–	–	(1.1)	(1.1)
Foreign currency translation	(0.2)	(1.3)	(1.7)	(3.2)
As at 3 January 2009	0.2	22.7	91.9	114.8

Carrying amount
As at 29 December 2007	1.6	48.0	43.5	93.1
As at 3 January 2009	1.6	68.7	38.5	108.8

Intangible assets arising on acquisitions principally represent acquired customer relationships.

All intangible assets included above have finite useful lives.

Notes to the financial statements (continued)

21.  Property, plant and equipment

		Plant,
	Land and	equipment	Assets under
	buildings	and vehicles	construction	Total
	$ million	$ million	$ million	$ million
Cost
As at 30 December 2006	689.9	2,381.1	82.8	3,153.8
Additions	5.8	55.4	161.7	222.9
Acquisition of subsidiaries	1.2	5.8	–	7.0
Disposal of subsidiaries	–	(6.0)	–	(6.0)
Transfer from assets under construction	14.0	130.7	(144.7)	–
Transfer to assets held for sale	(13.4)	(74.2)	–	(87.6)
Disposals	(27.8)	(87.8)	(1.2)	(116.8)
Foreign currency translation	29.8	158.7	6.0	194.5
As at 29 December 2007	699.5	2,563.7	104.6	3,367.8
Additions	11.2	42.6	126.8	180.6
Acquisition of subsidiaries	5.8	3.4	–	9.2
Disposal of subsidiaries	–	(0.2)	–	(0.2)
Transfer from assets under construction	16.1	132.5	(148.6)	–
Transfer from assets held for sale	6.2	–	–	6.2
Disposals	(6.1)	(90.4)	(1.4)	(97.9)
Foreign currency translation	(41.3)	(237.8)	(6.0)	(285.1)
As at 3 January 2009	691.4	2,413.8	75.4	3,180.6

Accumulated depreciation and impairment
As at 30 December 2006	241.5	1,552.1	–	1,793.6
Depreciation charge for the period	22.2	193.7	–	215.9
Disposal of subsidiaries	–	(3.8)	–	(3.8)
Transfer to assets held for sale	(6.8)	(57.0)	–	(63.8)
Disposals	(13.0)	(78.2)	–	(91.2)
Foreign currency translation	9.0	93.7	–	102.7
As at 29 December 2007	252.9	1,700.5	–	1,953.4
Depreciation charge for the period	22.9	180.2	–	203.1
Disposal of subsidiaries	–	(0.1)	–	(0.1)
Transfer from assets held for sale	3.5	–	–	3.5
Disposals	(3.6)	(83.9)	–	(87.5)
Impairments	10.1	103.7	–	113.8
Foreign currency translation	(10.7)	(162.2)	–	(172.9)
As at 3 January 2009	275.1	1,738.2	–	2,013.3

Carrying amount
As at 29 December 2007	446.6	863.2	104.6	1,414.4
As at 3 January 2009	416.3	675.6	75.4	1,167.3

During 2008, against the background of the weakness of the Group’s end markets, particularly the automotive original equipment markets in North America and Europe and the residential construction market in North America, management reviewed the recoverability of the assets of the Group’s businesses that are exposed to those markets. As a result of that review, the following impairments, totalling $113.8 million, were recognised in relation to property, plant and equipment:

(i)	$65.9 million on the assets of Stackpole, that was based on the value in use of the business determined by applying a pre-tax discount rate of 11.7%;

(ii)
$16.8 million on the assets of Gates’ pulley and tensioners manufacturing facility at London, Ontario in Canada, that was based on fair value less costs to sell (subsequent to the year end, management announced its intention to close the facility);

(iii)	$11.0 million on the assets of Philips Products Inc., which manufactures doors, windows and ventilating devices in the US, that was based on fair value less costs to sell; and

(iv)	$20.1 million, principally on the assets of businesses in Europe (none of these impairments was individually significant).

Impairments recognised during the year are analysed by operating segment in note 6.

Where the impairment was based on fair value less costs to sell, fair value was based either on indicative offers made by potential acquirers of the business concerned or on the estimated current market values of the individual assets.

Notes to the financial statements (continued)

21.  Property, plant and equipment (continued)

Land and buildings include freehold land with a carrying value of $63.5 million (29 December 2007: $68.0 million) that is not depreciated.

As at 3 January 2009, the carrying amount of property, plant and equipment included $9.9 million (29 December 2007: $12.6 million) in respect of assets held under finance leases. The Group’s obligations under finance leases, which are analysed in note 30, are secured by a lessor’s charge over the leased assets.

22.  Investments in associates

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Carrying amount
At the beginning of the period	17.7	13.7	7.6
Share of (loss)/profit of associates	(2.1)	0.8	2.8
Dividends received from associates	(0.6)	(1.4)	(0.6)
	15.0	13.1	9.8
Additions	10.4	3.8	3.5
Disposals	(1.9)	–	–
Foreign currency translation	(3.2)	0.8	0.4
At the end of the period	20.3	17.7	13.7

Details of the Group’s principal associates are set out on page 152.

Segment analysis of the Group’s investments in associates and of its share of associates’ (loss)/profit for the period:

	Investments in associates			Share of (loss)/profit of associates
	As at	As at	Year ended	Year ended	Year ended
	3 January	29 December	3 January	29 December	30 December
	2009	2007	2009	2007	2006
	$ million	$ million	$ million	$ million	$ million
By operating segment
Industrial & Automotive:
– Power Transmission	13.0	7.0	(2.9)	–	(0.2)
– Fluid Systems	3.8	6.3	0.7	0.6	2.6
– Other Industrial & Automotive	0.5	0.6	0.2	0.2	0.4
	17.3	13.9	(2.0)	0.8	2.8
Building Products:
– Air Systems Components	3.0	3.8	(0.1)	–	–
	20.3	17.7	(2.1)	0.8	2.8

By location
US	3.4	3.4
Rest of the world	16.9	14.3
	20.3	17.7

In 2008, the aggregate sales of the Group’s associates were $232.3 million (2007: $174.2 million) and their aggregate loss for the period was $11.5 million (2007: profit of $2.6 million).

As at 3 January 2009, the aggregate total assets of the Group’s associates was $117.0 million (29 December 2007: $78.9 million) and the aggregate total of their liabilities was $51.7 million (29 December 2007: $41.3 million).

Schrader Duncan Limited, an associate in which the Group owns a 50% interest, is listed on the Mumbai Stock Exchange. As at 3 January 2009, the fair value of the Group’s investment based on the quoted market price of the associate’s shares was $3.1 million (29 December 2007: $12.8 million).

Notes to the financial statements (continued)

23.  Inventories

	As at	As at
	3 January	29 December
	2009	2007
	$ million	$ million
Raw materials and supplies	265.4	264.3
Work in progress	83.9	94.5
Finished goods and goods held for resale	423.1	441.0
	772.4	799.8

As at 3 January 2009, inventories are stated net of an allowance for excess, obsolete or slow-moving items of $45.1 million (29 December 2007: $43.4 million).

24.  Trade and other receivables

	As at	As at
	3 January	29 December
	2009	2007
	$ million	$ million
Current assets
Financial assets:
– Trade receivables (note 25)	684.4	858.5
– Derivative financial instruments (note 32)	1.1	5.6
– Collateralised cash	3.8	5.8
– Other receivables	37.0	74.0
	726.3	943.9
Non-financial assets:
– Prepayments	43.4	45.2
	769.7	989.1

Non-current assets
Financial assets:
– Derivative financial instruments (note 32)	73.4	6.2
– Other receivables	32.5	18.7
	105.9	24.9

Collateralised cash represents cash given as collateral under letters of credit for insurance and regulatory purposes.

The Group is the beneficiary of a number of corporate-owned life assurance policies against which it borrows from the relevant life assurance company. As at 3 January 2009, the surrender value of the policies was $518.6 million (29 December 2007: $468.9 million) and the amount outstanding on the related loans was $516.5 million (29 December 2007: $466.9 million). For accounting purposes, these amounts are offset and the net receivable of $2.1 million (29 December 2007: $2.0 million) is included in other receivables.

Notes to the financial statements (continued)

25.  Trade receivables

Trade receivables amounted to $684.4 million (29 December 2007: $858.5 million), net of an allowance of $11.4 million (29 December 2007: $11.0 million) for doubtful debts.

The Group has a significant concentration of customers in the US, who accounted for 57.6% (2007: 63.1%; 2006: 66.8%) of the Group’s sales during the period, and in the automotive industry, which accounted for 41.9% (2007: 40.9%; 2006: 36.3%) of the Group’s sales during the period. However, no single customer accounted for more than 10% of the Group’s sales and there were no significant amounts due from any one customer.

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

Trade receivables may be analysed as follows:

		As at	As at
		3 January	29 December
		2009	2007
		$ million	$ million
Amounts neither past due nor impaired		554.1	738.0

Amounts past due but not impaired:
– Less than 30 days old		7.0	9.2
– Between 30 and 60 days old		64.6	53.8
– Between 61 and 90 days old		30.0	22.3
– More than 90 days old		24.2	29.1
		125.8	114.4
Amounts impaired:
– Total amounts that have been impaired		15.9	17.1
– Allowance for doubtful debts		(11.4)	(11.0)
		4.5	6.1
		684.4	858.5

Movements in the allowance for doubtful debts were as follows:
	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
At the beginning of the period	11.0	10.2	13.6
Charge for the period	6.0	1.8	1.7
Acquisition of subsidiaries	0.3	–	–
Transfer to assets held for sale	–	–	(2.8)
Utilised during the period	(4.4)	(1.4)	(3.1)
Foreign currency translation	(1.5)	0.4	0.8
At the end of the period	11.4	11.0	10.2

Trade receivables are not generally interest-bearing although interest may be charged to customers on overdue accounts.

Notes to the financial statements (continued)

26.  Available-for-sale investments

$ million
Carrying amount
As at 30 December 2006	4.1
Additions	0.2
Fair value loss recognised directly in equity	(0.8)
Disposals	(0.6)
Foreign currency translation	0.1
As at 29 December 2007	3.0
Additions	0.1
Fair value loss recognised directly in equity	(1.0)
Disposals	(1.6)
Foreign currency translation	0.3
As at 3 January 2009	0.8

Available-for-sale investments comprise listed equities.

27.  Cash and cash equivalents

	As at	As at
	3 January	29 December
	2009	2007
	$ million	$ million
Cash on hand and demand deposits	213.2	230.8
Term deposits	78.7	65.1
	291.9	295.9

As at 3 January 2009, the carrying amount of cash and cash equivalents included accrued interest receivable of $nil (29 December 2007: $0.4 million).

The currency and interest rate profile of cash and cash equivalents was as follows:

	Floating interest rate
		Weighted
		average	Non-interest
		interest rate	bearing	Total
	$ million	%	$ million	$ million
As at 3 January 2009
Currency:
– US dollar	91.2	0.3%	22.1	113.3
– Sterling	4.3	2.7%	0.6	4.9
– Euro	25.4	2.1%	1.2	26.6
– Canadian dollar	15.0	1.6%	–	15.0
– Other	116.1	3.5%	16.0	132.1
	252.0		39.9	291.9

As at 29 December 2007
Currency:
– US dollar	79.7	3.6%	6.2	85.9
– Sterling	17.9	4.9%	2.2	20.1
– Euro	22.5	3.0%	1.2	23.7
– Canadian dollar	15.6	3.6%	–	15.6
– Other	134.3	3.4%	16.3	150.6
	270.0		25.9	295.9

Notes to the financial statements (continued)

28.   Assets held for sale

As at 29 December 2007, Stant Manufacturing, Inc., a manufacturer of automotive closure caps, and Standard-Thomson Corporation, a manufacturer of automotive thermostats, were classified as held for sale. Both businesses, which were included in the Fluid Systems business segment, were sold on 19 June 2008.

Assets classified as held for sale and directly associated liabilities were as follows:
	As at	As at
	3 January	29 December
	2009	2007
	$ million	$ million
Assets held for sale
Intangible assets	–	0.6
Property, plant and equipment	–	35.7
Inventories	–	15.5
Trade and other receivables	–	39.1
	–	90.9
Liabilities directly associated with assets held for sale
Trade and other payables	–	(22.1)
Post-employment benefit obligations	–	(2.4)
Deferred tax liabilities	–	(2.2)
Provisions	–	(1.4)
	–	(28.1)
	–	62.8

As at 29 December 2007, a cumulative currency translation loss of $7.1 million was recognised in equity in relation to foreign operations classified as held for sale.

29.  Borrowings

	As at 3 January 2009			As at 29 December 2007
	Current	Non-current		Current	Non-current
	liabilities	liabilities	Total	liabilities	liabilities	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Carrying amount
Bank overdrafts	13.7	–	13.7	15.7	–	15.7
Bank and other loans:
– Bank loans – secured	–	–	–	0.2	–	0.2
– unsecured	20.9	129.5	150.4	28.7	35.9	64.6
– Other loans – unsecured	8.3	633.4	641.7	10.5	784.6	795.1
– Unsecured loan notes	0.3	–	0.3	0.4	–	0.4
	29.5	762.9	792.4	39.8	820.5	860.3
	43.2	762.9	806.1	55.5	820.5	876.0

The carrying amount of borrowings may be reconciled to the principal amount outstanding as follows:

	As at	As at
	3 January	29 December
	2009	2007
	$ million	$ million
Carrying amount	806.1	876.0
Accrued interest payable	(7.8)	(9.7)
Unamortised transaction costs	2.6	4.4
Fair value hedge adjustment (note 32)	(51.9)	7.4
Principal amount	749.0	878.1

The maturity analysis of the principal amount outstanding is presented in note 33.

Notes to the financial statements (continued)

Bank loans

Bank loans include amounts drawn down under the Group’s £400 million multi-currency revolving credit facility amounting to

$129.3 million (29 December 2007: $35.9 million). Borrowings under the facility attract interest at floating rates determined by reference to LIBOR and the facility expires on 8 August 2010.

Other loans

The Group has issued two bonds under the EMTN Programme: £150 million repayable at par on 20 December 2011 that bears interest at a fixed rate of 8%; and £250 million repayable at par on 16 September 2015 that bears interest at a fixed rate of 6.125% .

Unsecured loan notes

The unsecured loan notes must be repaid, at par, on 30 June 2012. Until that time, in certain circumstances, the noteholders have the right to require full or part repayment, at par, half-yearly on 30 June and 31 December and for this reason they are classified as current liabilities.

Currency and interest rate profile

The currency and interest rate profile of outstanding borrowings, after taking into account the effect of the Group’s currency and interest rate hedging activities, was as follows:

	Floating interest rate				Fixed interest rate	Interest-free
					Weighted
		Weighted		Weighted	average period
		average		average	for which
		interest rate		interest rate	rate is fixed		Total
	$ million	%	$ million	%	Years	$ million	$ million
As at 3 January 2009
Currency:
– US dollar	360.6	3.7%	65.0	4.6%	1.5 years	0.3	425.9
– Sterling	52.0	5.5%	–	–	–	1.0	53.0
– Euro	116.2	4.5%	–	–	–	–	116.2
– Canadian dollar	119.4	4.6%	–	–	–	–	119.4
– Other	91.2	6.9%	0.3	3.5%	8.0 years	0.1	91.6
	739.4		65.3			1.4	806.1

As at 29 December 2007
Currency:
– US dollar	440.8	7.7%	64.9	7.7%	4.8 years	0.4	506.1
– Sterling	35.7	5.6%	–	–	–	1.2	36.9
– Euro	95.3	7.7%	6.6	2.5%	3.0 years	–	101.9
– Canadian dollar	168.2	7.7%	–	–	–	–	168.2
– Other	60.5	8.1%	2.4	13.1%	2.6 years	–	62.9
	800.5		73.9			1.6	876.0

Notes to the financial statements (continued)

30.  Obligations under finance leases

	Minimum lease payments		Carrying amount
	As at	As at	As at	As at
	3 January	29 December	3 January	29 December
	2009	2007	2009	2007
	$ million	$ million	$ million	$ million
Amounts payable under finance leases
Within one year	1.9	2.4	1.5	1.8
In the second to fifth years, inclusive	4.0	5.8	2.8	4.6
After more than five years	3.6	4.6	2.6	3.2
	9.5	12.8	6.9	9.6
Less: Future finance charges	(2.6)	(3.2)	–	–
	6.9	9.6	6.9	9.6

The Group leases certain of its plant, equipment and vehicles under finance leases. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. As at 3 January 2009, the average effective interest rate was 6.6% (29 December 2007: 6.4%) .

The Group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

31.  Trade and other payables

	As at	As at
	3 January	29 December
	2009	2007
	$ million	$ million
Current liabilities
Financial liabilities:
– Trade payables	384.9	432.9
– Other taxes and social security	23.7	35.9
– Derivative financial instruments (note 32)	15.7	3.4
– Other payables	26.1	41.9
	450.4	514.1
Non-financial liabilities:
– Accruals and deferred income	199.7	224.6
	650.1	738.7

Non-current liabilities
Financial liabilities:
– Derivative financial instruments (note 32)	30.4	13.2
– Other payables	17.7	18.5
Non-financial liabilities:
– Accruals and deferred income	3.5	11.5
	51.6	43.2

Trade payables are generally not interest-bearing but interest may be charged by suppliers on overdue accounts.

Notes to the financial statements (continued)

32.  Derivative financial instruments

A.   Summary

Derivative financial instruments are held in relation to the Group’s financial risk management policy which is described in note 33. The Group does not hold or issue derivatives for speculative or trading purposes.

The carrying amount of derivative financial instruments held by the Group was as follows:

	As at 3 January 2009			As at 29 December 2007
	Assets	Liabilities	Net	Assets	Liabilities	Net
	$ million	$ million	$ million	$ million	$ million	$ million

Hedging activities
Translational hedges:
– Currency forwards	10.7	(30.4)	(19.7)	–	(13.2)	(13.2)
– Interest rate swaps	62.7	(2.1)	60.6	6.2	(0.6)	5.6
	73.4	(32.5)	40.9	6.2	(13.8)	(7.6)
Transactional hedges:
– Currency forwards and swaps	1.1	(13.6)	(12.5)	0.6	(2.8)	(2.2)
	74.5	(46.1)	28.4	6.8	(16.6)	(9.8)

Other items
Embedded derivatives	–	–	–	5.0	–	5.0
	74.5	(46.1)	28.4	11.8	(16.6)	(4.8)

Classified as:
– Current	1.1	(15.7)	(14.6)	5.6	(3.4)	2.2
– Non-current	73.4	(30.4)	43.0	6.2	(13.2)	(7.0)
	74.5	(46.1)	28.4	11.8	(16.6)	(4.8)

B.  Currency derivatives

As at 3 January 2009, the notional principal amount of outstanding foreign exchange contracts that are used to manage the currency profile of the Group’s net assets was $888.7 million (29 December 2007: $1,167.4 million). The Group has designated these contracts as net investment hedges. During 2008, the net fair value gain of $57.2 million (2007: net loss of $31.0 million; 2006: net gain of $79.8 million) in relation to these contracts was recognised directly in equity.

Prior to the change in its presentation currency at the beginning of 2008, the Group also designated as net investment hedges the US dollar borrowings under the multi-currency revolving credit facility and, before their redemption in July 2007, the Company’s US dollar denominated preference shares. During 2007, the net currency translation gain of $3.8 million (2006: net gain of $47.8 million) arising on these instruments was recognised directly in equity.

The currency profile of the Group’s net assets after taking into account translation hedges is presented in note 33.

During 2008, a net loss of $17.9 million (2007: net loss of $3.0 million; 2006: net loss of $1.3 million) was recognised within other finance expense in respect of currency translation hedges that did not qualify for hedge accounting under IAS 39.

Also during 2008, a net fair value loss of $9.4 million (2007: net loss of $4.0 million; 2006: net loss of $1.3 million) was recognised within operating profit in respect of currency derivatives that were held to provide an economic hedge of  transactional currency exposures but were not designated as hedges for accounting purposes.

Notes to the financial statements (continued)

32.  Derivative financial instruments (continued)

C.  Interest rate swaps

Interest rate swaps are used to swap borrowings under the Group’s EMTN Programme from fixed interest rates to floating interest rates. As at 3 January 2009, the nominal value of the contracts outstanding was £400 million (29 December 2007: £400 million). The Group has designated these contracts as fair value hedges in relation to the borrowings. During 2008, the Group recognised a net fair value gain of $75.7 million (2007: net gain of $7.0 million; 2006: net loss of $36.3 million) in relation to these contracts and the carrying amount of the hedged borrowings was increased by $75.6 million (2007: increased by $5.4 million; 2006: reduced by $38.0 million) to reflect the change in the fair value of the borrowings attributable to the hedged risk and the amortisation of the transitional adjustment that was recognised on adoption of IAS 39. During 2008, a net gain of $0.1 million (2007: net gain of $1.6 million; 2006: net gain of $1.7 million) was therefore recognised within other finance expense in relation to these hedges.

Interest rate swaps are also used to restrict the amount of floating rate US dollar debt. As at 3 January 2009, the nominal value of these contracts held was $65.0 million (29 December 2007: $130.0 million). During 2008, a net fair value loss of $2.1 million (2007: net loss of $3.8 million; 2006: net loss of $1.7 million) was recognised within other finance expense in relation to these contracts that did not qualify for hedge accounting under IAS 39.

The profile of interest rate swapsheld by the Group was as follows:
		Interest rate
		Payable		Receivable
	Notional
	principal amount					Variable
	million	Variable	Fixed	Variable	Fixed	rate index
As at 3 January 2009
Maturity date:
– December 2011	£150.0	5.7%	–	–	8.0%	6 month LIBOR
– September 2015	£250.0	4.0%	–	–	6.1%	3 month LIBOR
– December 2009	$65.0	–	4.6%	1.5%	–	3 month LIBOR
As at 29 December 2007
Maturity date:
– December 2011	£150.0	8.6%	–	–	8.0%	6 month LIBOR
– September 2015	£250.0	7.2%	–	–	6.1%	3 month LIBOR
– June 2008	$65.0	–	3.8%	4.9%	–	3 month LIBOR
– December 2009
(commencing June 2008)	$65.0	–	4.6%	–	–	3 month LIBOR

33.  Financial risk management

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

A key element of the Group’s treasury philosophy is that funding, interest rate and currency decisions and the location of cash and debt balances are determined independently of each other. The Group’s borrowing requirements are met by raising funds in the most favourable markets. Management aims to retain net debt in proportion to the currencies in which the net assets of the Group’s operations are denominated. The desired currency profile of net debt is achieved by entering into currency derivative contracts. The proportion of investments in foreign operations effectively funded by shareholders’ equity is not hedged. The net income of foreign operations is not hedged but the effect of currency fluctuations on the Group’s reported net income is partly offset by interest payable on net debt denominated in foreign currencies.

From time to time, the Group also enters into currency derivative contracts to manage currency transaction exposures.

The Group’s interest rate profile is managed within the policy established by the Board. The desired interest rate profile of net debt in each currency is achieved by entering into interest rate derivative contracts.

Notes to the financial statements (continued)

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

The Group has established long-term credit ratings of Baa3 Stable with Moody’s and BBB Stable with Standard & Poor’s and short-term credit ratings of P-3 with Moody’s and A-2 with Standard & Poor’s. Management aims to achieve an appropriate mix of debt and equity to ensure an efficient capital structure and to preserve these ratings.

Disclosures about the Group’s capital are set out in note 43.

B.  Financial assets and liabilities

Financial assets and liabilities analysed by the categories defined in IAS 39 were as follows:

					Fair value
				through profit or loss
			Liabilities	Designated		Total
	Loans and	Available-	at amortised	hedging		carrying	Fair
	receivables	for-sale	cost	relationships	Trading	value	value
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
As at 3 January 2009
Financial assets
Trade and other receivables:
– Non-derivative assets	757.7	–	–	–	–	757.7	757.7
– Derivative assets	–	–	–	73.4	1.1	74.5	74.5
	757.7	–	–	73.4	1.1	832.2	832.2
Available-for-sale investments	–	0.8	–	–	–	0.8	0.8
Cash and cash equivalents	291.9	–	–	–	–	291.9	291.9
	1,049.6	0.8	–	73.4	1.1	1,124.9	1,124.9

Financial liabilities
Trade and other payables:
– Non-derivative liabilities	–	–	(452.4)	–	–	(452.4)	(452.4)
– Derivative liabilities	–	–	–	(32.5)	(13.6)	(46.1)	(46.1)
	–	–	(452.4)	(32.5)	(13.6)	(498.5)	(498.5)
Bank overdrafts	–	–	(13.7)	–	–	(13.7)	(13.7)
Bank and other loans:
– Current	–	–	(29.5)	–	–	(29.5)	(29.0)
– Non-current	–	–	(711.0)	(51.9)	–	(762.9)	(583.4)
Obligations under finance leases	–	–	(6.9)	–	–	(6.9)	(6.9)
	–	–	(1,213.5)	(84.4)	(13.6)	(1,311.5)	(1,131.5)
	1,049.6	0.8	(1,213.5)	(11.0)	(12.5)	(186.6)	(6.6)

Notes to the financial statements (continued)

33.  Financial risk management (continued)

B.  Financial assets and liabilities (continued)

					Fair value
				through profit or loss
			Liabilities	Designated		Total
	Loans and	Available-	at amortised	hedging		carrying	Fair
	receivables	for-sale	cost	relationships	Trading	value	value
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
As at 29 December 2007
Financial assets
Trade and other receivables:
– Non-derivative assets	957.0	–	–	–	–	957.0	957.0
– Derivative assets	–	–	–	6.2	5.6	11.8	11.8
	957.0	–	–	6.2	5.6	968.8	968.8
Available-for-sale investments	–	3.0	–	–	–	3.0	3.0
Cash and cash equivalents	295.9	–	–	–	–	295.9	295.9
	1,252.9	3.0	–	6.2	5.6	1,267.7	1,267.7
Financial liabilities
Trade and other payables:
– Non-derivative liabilities	–	–	(529.2)	–	–	(529.2)	(529.2)
– Derivative liabilities	–	–	–	(13.2)	(3.4)	(16.6)	(16.6)
	–	–	(529.2)	(13.2)	(3.4)	(545.8)	(545.8)
Bank overdrafts	–	–	(15.7)	–	–	(15.7)	(15.7)
Bank and other loans:
– Current	–	–	(39.8)	–	–	(39.8)	(39.8)
– Non-current	–	–	(827.9)	7.4	–	(820.5)	(827.4)
Obligations under finance leases	–	–	(9.6)	–	–	(9.6)	(9.6)
	–	–	(1,422.2)	(5.8)	(3.4)	(1,431.4)	(1,438.3)
	1,252.9	3.0	(1,422.2)	0.4	2.2	(163.7)	(170.6)

Available-for-sale investments are listed and are valued by reference to quoted market prices.

Cash and cash equivalents and current bank and other loans largely attract floating interest rates. Accordingly, their carrying amounts are considered to approximate to fair value.

Non-current bank and other loans principally comprise borrowings under the Group’s multi-currency revolving credit facility that attract floating interest rates, the carrying amount of which is considered to approximate to fair value, and the listed bonds issued under the EMTN Programme, the fair value of which is based on their quoted market prices.

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

Notes to the financial statements (continued)

C.  Credit risk

Credit risk is the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group.

Management considers the Group’s maximum exposure to credit risk to be as follows:

	As at	As at
	3 January	29 December
	2009	2007
	$ million	$ million
Trade and other receivables:
– Derivative assets	74.5	11.8
– Non-derivative assets	757.7	957.0
	832.2	968.8
Cash and cash equivalents	291.9	295.9
	1,124.1	1,264.7

As at 3 January 2009, 92% (29 December 2007: 86%) of the Group’s cash and cash equivalents were held with institutions rated at least A-1 by Standard & Poor’s and P-1 by Moody’s. Credit risk disclosures with respect to trade receivables are set out in note 25.

D.  Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.

As at 3 January 2009, the Group had undrawn committed borrowing facilities of $455.1 million (29 December 2007: $761.3 million) available under the multi-currency revolving credit facility that expires on 8 August 2010. Borrowings under this facility are at prevailing LIBOR rates, plus an agreed margin, dependent on the period of drawdown. In addition, the Group had uncommitted borrowing facilities of $495.4 million (29 December 2007: $507.6 million), of which $34.7 million (29 December 2007: $44.8 million) had been drawn down for cash. Consequently, the Group’s committed borrowing headroom was $420.4 million (29 December 2007: $532.4 million) in addition to cash and cash equivalents of $291.9 million (29 December 2007: $295.9 million). The Group also had outstanding performance bonds, letters of credit and bank guarantees amounting to $164.5 million (29 December 2007: $184.1 million).

The Group is subject to covenants, representations and warranties commonly associated with investment grade borrowings in respect of its committed borrowing facilities and bonds issued under the EMTN Programme.

The Group is subject to two financial covenants in respect of its committed borrowing facilities that are calculated by applying UK GAAP extant as at 31 December 2002. The ratio of net debt to consolidated earnings before interest, tax, depreciation and amortisation must not exceed 2.5 times (at the end of 2008, the ratio was 0.8 times). The ratio of consolidated operating profit to the consolidated net interest charge must not be less than 3.0 times (for 2008, the ratio was 7.5 times).

The Group complied with the borrowing covenants throughout each of the periods presented in the financial statements. Any future non-compliance with the borrowing covenants could, if not waived, constitute an event of default and may, in certain circumstances, lead to an acceleration of the maturity of borrowings drawn down and the inability to access committed facilities

Notes to the financial statements (continued)

33.  Financial risk management (continued)

D.  Liquidity risk (continued)

Contractual cash flows related to the Group’s financial liabilities are as follows:

		Between	Between	Between	Between
	Within	1 and 2	2 and 3	3 and 4	4 and 5	After
	1 year	years	years	years	years	5 years	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
As at 3 January 2009
Bank overdrafts	(13.6)	–	–	–	–	–	(13.6)
Bank and other loans:
– Principal	(20.9)	(129.3)	(219.2)	(0.3)	(0.3)	(365.4)	(735.4)
– Interest payments	(41.6)	(39.9)	(39.9)	(22.4)	(22.4)	(38.2)	(204.4)
Finance lease obligations	(1.9)	(1.5)	(1.1)	(0.8)	(0.6)	(3.6)	(9.5)
Trade and other payables:
– Non-derivative liabilities	(434.7)	(17.7)	–	–	–	–	(452.4)
– Derivative liabilities
Payments	(677.0)	(5.9)	–	–	–	–	(682.9)
Receipts	655.9	7.9	–	–	–	–	663.8
Cash flows on financial liabilities	(533.8)	(186.4)	(260.2)	(23.5)	(23.3)	(407.2)	(1,434.4)
Related financial assets:
– Derivative assets
Payments	(328.8)	(27.2)	(29.2)	(17.3)	(18.2)	(31.7)	(452.4)
Receipts	353.9	39.8	39.9	22.4	22.4	44.5	522.9
Cash flows on related financial assets	25.1	12.6	10.7	5.1	4.2	12.8	70.5
	(508.7)	(173.8)	(249.5)	(18.4)	(19.1)	(394.4)	(1,363.9)

		Between	Between	Between	Between
	Within	1 and 2	2 and 3	3 and 4	4 and 5	After
	1 year	years	years	years	years	5 years	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
As at 29 December 2007
Bank overdrafts	(15.7)	–	–	–	–	–	(15.7)
Bank and other loans:
– Principal	(45.1)	–	(35.9)	(298.9)	–	(498.2)	(878.1)
– Interest payments	(59.2)	(56.6)	(56.6)	(55.8)	(30.5)	(91.5)	(350.2)
Finance lease obligations	(2.4)	(2.0)	(1.8)	(1.2)	(0.8)	(4.6)	(12.8)
Trade and other payables:
– Non-derivative liabilities	(510.7)	(18.5)	–	–	–	–	(529.2)
– Derivative liabilities
Payments	(1,238.2)	(13.6)	(8.4)	–	–	–	(1,260.2)
Receipts	1,223.2	12.6	8.0	–	–	–	1,243.8
Cash flows on financial liabilities	(648.1)	(78.1)	(94.7)	(355.9)	(31.3)	(594.3)	(1,802.4)
Related financial assets:
– Derivative assets
Payments	(91.9)	(53.6)	(53.6)	(53.6)	(30.3)	(91.3)	(374.3)
Receipts	90.9	56.2	56.2	56.2	30.5	91.5	381.5
Cash flows on related financial assets	(1.0)	2.6	2.6	2.6	0.2	0.2	7.2
	(649.1)	(75.5)	(92.1)	(353.3)	(31.1)	(594.1)	(1,795.2)

Notes to the financial statements (continued)

Information on the Group’s exposure to liquidity risk analysed by currency is presented below.

		Between	Between	Between	Between
	Within	1 and 2	2 and 3	3 and 4	4 and 5	After
	1 year	years	years	years	years	5 years	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
As at 3 January 2009
Cash flows on financial liabilities:
– US dollar	(771.2)	(114.6)	(0.4)	(0.4)	(0.2)	–	(886.8)
– Sterling	480.0	(75.8)	(259.1)	(22.7)	(22.4)	(403.5)	(303.5)
– Euro	(39.6)	6.4	(0.7)	(0.4)	(0.4)	(3.7)	(38.4)
– Canadian dollar	(37.8)	–	–	–	–	–	(37.8)
– Other	(165.2)	(2.4)	–	–	(0.3)	–	(167.9)
	(533.8)	(186.4)	(260.2)	(23.5)	(23.3)	(407.2)	(1,434.4)
Cash flows on related financial assets:
– US dollar	289.6	–	–	–	–	–	289.6
– Sterling	2.0	12.6	10.7	5.1	4.2	12.8	47.4
– Euro	(97.8)	–	–	–	–	–	(97.8)
– Canadian dollar	(105.6)	–	–	–	–	–	(105.6)
– Other	(63.1)	–	–	–	–	–	(63.1)
	25.1	12.6	10.7	5.1	4.2	12.8	70.5

		Between	Between	Between	Between
	Within	1 and 2	2 and 3	3 and 4	4 and 5	After
	1 year	years	years	years	years	5 years	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
As at 29 December 2007
Cash flows on financial liabilities:
– US dollar	(773.3)	(14.9)	(0.6)	(0.4)	(0.4)	(0.4)	(790.0)
– Sterling	749.1	(46.8)	(84.5)	(354.7)	(30.5)	(589.7)	(357.1)
– Euro	(222.4)	(12.2)	(9.6)	(0.8)	(0.4)	(4.2)	(249.6)
– Canadian dollar	(220.9)	–	–	–	–	–	(220.9)
– Other	(180.6)	(4.2)	–	–	–	–	(184.8)
	(648.1)	(78.1)	(94.7)	(355.9)	(31.3)	(594.3)	(1,802.4)
Cash flows on related financial assets:
– US dollar	(16.1)	–	–	–	–	–	(16.1)
– Sterling	(0.6)	2.6	2.6	2.6	0.2	0.2	7.6
– Euro	(4.0)	–	–	–	–	–	(4.0)
– Canadian dollar	0.4	–	–	–	–	–	0.4
– Other	19.3	–	–	–	–	–	19.3
	(1.0)	2.6	2.6	2.6	0.2	0.2	7.2

Maturities in all of the liquidity tables above are based on the earliest date on which the Group could be required to settle the liabilities.

Floating interest payments and payments and receipts on interest rate derivatives are estimated based on market interest rates prevailing at the balance sheet date.

Notes to the financial statements (continued)

33.  Financial risk management (continued)

E.  Interest rate risk

Interest rate risk is the risk that the fair value of or future cash flows associated with a financial instrument will fluctuate because of changes in market interest rates.

The interest rate profile of the Group’s financial assets and liabilities, after taking into account the effect of the Group’s interest rate hedging activities, was as follows:

	As at 3 January 2009				As at 29 December 2007
	Interest-bearing				Interest-bearing
	Floating	Fixed	Non-interest		Floating	Fixed	Non-interest
	rate	rate	bearing	Total	rate	rate	bearing	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Financial assets
Trade and other receivables	3.8	–	828.4	832.2	5.8	–	963.0	968.8
Available-for-sale investments	–	–	0.8	0.8	–	–	3.0	3.0
Cash and cash equivalents
(note 27)	252.0	–	39.9	291.9	270.0	–	25.9	295.9
	255.8	–	869.1	1,124.9	275.8	–	991.9	1,267.7
Financial liabilities
Trade and other payables	–	–	(498.5)	(498.5)	–	–	(545.8)	(545.8)
Borrowings (note 29)	(739.4)	(65.3)	(1.4)	(806.1)	(800.5)	(73.9)	(1.6)	(876.0)
Obligations under
finance leases	–	(6.9)	–	(6.9)	–	(9.6)	–	(9.6)
	(739.4)	(72.2)	(499.9)	(1,311.5)	(800.5)	(83.5)	(547.4)	(1,431.4)
	(483.6)	(72.2)	369.2	(186.6)	(524.7)	(83.5)	444.5	(163.7)

On the assumption that the change in interest rates is applied to the risk exposures in existence at the balance sheet date and that designated fair value hedges are highly effective, an increase/decrease of 100 basis points in the interest rates applying to financial assets and liabilities would increase/decrease the Group’s profit before tax by $4.0 million. No amounts would be taken directly to equity.

F.  Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risk arises on financial assets and liabilities that are denominated in a currency other than the functional currency of the entity by which they are held.

The Group’s exposure to currency risk was as follows:

	Net foreign currency financial assets/(liabilities)
	US dollar	Sterling	Euro	Canadian dollar	Other	Total
	$ million	$ million	$ million	$ million	$ million	$ million
As at 3 January 2009
Functional currency of entity:
– US dollar	–	(7.0)	(1.4)	–	6.4	(2.0)
– Sterling	3.7	–	0.5	–	12.3	16.5
– Euro	(2.3)	(0.1)	–	(0.6)	–	(3.0)
– Canadian dollar	(1.4)	–	–	–	(0.1)	(1.5)
– Other	(11.2)	(0.7)	19.7	31.7	–	39.5
	(11.2)	(7.8)	18.8	31.1	18.6	49.5

As at 29 December 2007
Functional currency of entity:
– US dollar	–	(0.2)	(3.2)	0.2	6.4	3.2
– Sterling	24.3	–	10.4	–	0.2	34.9
– Euro	(4.4)	(0.2)	–	–	–	(4.6)
– Canadian dollar	3.0	(0.4)	(0.2)	–	(0.4)	2.0
– Other	(24.3)	(7.4)	2.8	(2.2)	–	(31.1)
	(1.4)	(8.2)	9.8	(2.0)	6.2	4.4

Currency exposures shown above take into account the effect of the Group’s transaction hedging activities.

Notes to the financial statements (continued)

On the assumption that the change in exchange rates is applied to the risk exposures in existence at the balance sheet date and that designated net investment hedges are highly effective, an increase/decrease of 10% in the value of the functional currencies of the entities concerned against the currencies in which the financial assets and liabilities are denominated would increase/decrease the Group’s profit before tax by $5.0 million. No amounts would be taken directly to equity.

Currency exposures on the Group’s net assets, after taking into account the translation hedges applied to the Group’s borrowings, were as follows:

	As at 3 January 2009			As at 29 December 2007
	Net assets			Net assets
	excluding net	Net	Net	excluding net	Net	Net
	(debt)/funds	(debt)/funds	assets	(debt)/funds	(debt)/funds	assets
	$ million	$ million	$ million	$ million	$ million	$ million
Currency:
– US dollar	1,164.2	(305.8)	858.4	1,390.1	(428.3)	961.8
– Sterling	101.9	(12.7)	89.2	169.8	(12.4)	157.4
– Euro	229.9	(94.6)	135.3	241.5	(85.7)	155.8
– Canadian dollar	171.6	(104.4)	67.2	519.6	(157.0)	362.6
– Other	548.1	41.1	589.2	525.3	91.9	617.2
	2,215.7	(476.4)	1,739.3	2,846.3	(591.5)	2,254.8

34. Post-employment benefit obligations

A. Background

The Group operates pension plans throughout the world, covering the majority of its employees. The plans are structured to accord with local conditions and practices in each country and include defined contribution plans and defined benefit plans.

The Group provides defined contribution pension benefits in most of the countries in which it operates; in particular, the majority of the Group’s employees in the US are entitled to such benefits. The expense recognised in the income statement in respect of these plans represents the contributions payable by the Group for the period at rates that are specified in the rules of the plans. At the balance sheet date, the Group had not paid over to the plans contributions due amounting to $15.1 million (29 December 2007: $14.9 million). All amounts due for the period were paid over subsequent to the balance sheet date.

The Group operates defined benefit pension plans in several countries; in particular, in the US and the UK. Generally, the pension benefits provided under these plans are based upon pensionable salary and the period of service of the individual employees. The assets of the plans are held separately from those of the Group in funds that are under the control of trustees. The majority of the defined benefit pension plans operated by the Group are closed to new entrants. In addition to the funded defined benefit pension plans, the Group has unfunded defined benefit obligations to certain employees.

The Group also provides other post-employment benefits, principally health and life insurance cover, to certain of its employees in North America. These plans, which are unfunded, are defined benefit plans.

Notes to the financial statements (continued)

34.  Post-employment benefit obligations (continued)

B.  Summary of financial effect

An analysis of the effect of providing post-employment benefits on the Group’s results is set out below.

Year ended 3 January 2009

	Pensions			Other post-employment benefits
	Operating	Finance		Operating	Finance
	profit	charges	Total	profit	charges	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Defined contribution plans	37.9	–	37.9	–	–	–

Defined benefit plans
Recognised in the income
statement:
– Current service cost	8.7	–	8.7	0.5	–	0.5
– Past service cost	–	–	–	0.6	–	0.6
– Settlement and curtailments	(2.4)	–	(2.4)	–	–	–
– Interest cost	–	67.9	67.9	–	10.5	10.5
– Expected return on
plan assets	–	(75.5)	(75.5)	–	–	–
	6.3	(7.6)	(1.3)	1.1	10.5	11.6

Recognised in equity:
– Net actuarial gain			122.4			(23.6)
– Effect of the asset ceiling			(12.3)			–
			110.1			(23.6)
			108.8			(12.0)

Year ended 29 December 2007
	Pensions				Other post-employment benefits
	Operating	Finance	Loss from discontinued		Operating	Finance
	profit	charges	operations	Total	profit	charges	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Defined contribution plans	46.8	–	0.8	47.6	–	–	–

Defined benefit plans
Recognised in the
income statement:
– Current service cost	11.6	–	0.2	11.8	0.4	–	0.4
– Past service cost	0.2	–	–	0.2	–	–	–
– Settlement and curtailments	(3.8)	–	(2.4)	(6.2)	–	–	–
– Interest cost	–	66.1	1.0	67.1	–	10.2	10.2
– Expected return on plan assets	–	(75.0)	(1.2)	(76.2)	–	–	–
	8.0	(8.9)	(2.4)	(3.3)	0.4	10.2	10.6
Recognised in equity:
– Net actuarial gain				(89.9)			(6.0)
– Effect of the asset ceiling				43.8			–
				(46.1)			(6.0)
				(49.4)			4.6

Notes to the financial statements (continued)

Year ended 30 December 2006
	Pensions					Other post-employment benefits
			Loss from				Loss from
	Operating	Finance	discontinued		Operating	Finance	discontinued
	profit	charges	operations	Total	profit	charges	operations	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Defined contribution plans	51.0	–	2.6	53.6	–	–	–	–

Defined benefit plans
Recognised in the
income statement:
– Current service cost	12.6	–	0.7	13.3	0.4	–	–	0.4
– Past service cost	0.7	–	–	0.7	–	–	–	–
– Settlement and curtailments	0.2	–	–	0.2	(1.1)	–	–	(1.1)
– Interest cost	–	57.8	4.9	62.7	–	9.9	0.2	10.1
– Expected return on
plan assets	–	(61.1)	(5.1)	(66.2)	–	–	–	–
	13.5	(3.3)	0.5	10.7	(0.7)	9.9	0.2	9.4
Recognised in equity:
– Net actuarial gain				(40.7)				2.7
– Effect of the asset ceiling				1.6				–
				(39.1)				2.7
				(28.4)				12.1

The net liability recognised in the Group’s balance sheet in respect of defined benefit plans was as follows:

	As at 3 January 2009			As at 29 December 2007
	Pensions	Other benefits	Total	Pensions	Other benefits	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Present value of the benefit
obligation:
– Funded	978.9	–	978.9	1,154.9	–	1,154.9
– Unfunded	39.2	147.7	186.9	41.6	180.8	222.4
	1,018.1	147.7	1,165.8	1,196.5	180.8	1,377.3
Fair value of plan assets	(862.1)	–	(862.1)	(1,125.0)	–	(1,125.0)
	156.0	147.7	303.7	71.5	180.8	252.3
Effect of the asset ceiling	24.6	–	24.6	49.4	–	49.4
Net liability	180.6	147.7	328.3	120.9	180.8	301.7

The net liability is presented in the Group’s balance sheet as follows:

	As at 3 January 2009			As at 29 December 2007
	Pensions	Other benefits	Total	Pensions	Other benefits	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Ongoing businesses:
– Surpluses	(5.3)	–	(5.3)	(7.2)	–	(7.2)
– Deficits	185.9	147.7	333.6	128.1	178.4	306.5
	180.6	147.7	328.3	120.9	178.4	299.3
Businesses to be sold (note 28):
– Deficits	–	–	–	–	2.4	2.4
Net liability	180.6	147.7	328.3	120.9	180.8	301.7

Notes to the financial statements (continued)

34.  Post-employment benefit obligations (continued)

C.  Pensions

The principal assumptions used in the actuarial valuations of the defined benefit pension plans were as follows:

			Other
	UK	US	countries
	% per annum	% per annum	% per annum

Valuation as at 3 January 2009
Salary increases	4.00%	5.65%	3.28%
Increase to pensions in payment	3.00%	n/a	n/a
Increase to deferred pensions	3.00%	n/a	n/a
Long-term rate of return on plan assets	6.64%	8.00%	5.97%
Discount rate	6.50%	5.88%	5.95%
Inflation rate	3.00%	0.00%	1.34%

Valuation as at 29 December 2007
Salary increases	4.25%	3.00% – 5.92%	1.00% – 3.50%
Increase to pensions in payment	3.25%	n/a	n/a
Increase to deferred pensions	3.25%	n/a	n/a
Long-term rate of return on plan assets	5.25% – 7.00%	8.00%	1.00% – 7.00%
Discount rate	5.75$	6.375%	2.00% – 6.00%
Inflation rate	3.25%	0.00%	0.50% – 3.50%

The current life expectancies underlying the benefit obligations of the Group’s principal pension plans were as follows:

		UK	US	Other countries
As at 3 January 2009
Current pensioners (at age 65)– male		21.2 years	17.7 years	19.1 years
	– female	24.2 years	20.3 years	21.6 years
Future pensioners (at age 65)	– male	22.2 years	17.7 years	19.1 years
	– female	25.2 years	20.3 years	21.6 years
As at 29 December 2007
Current pensioners (at age 65)– male		20.5 years	17.7 years	19.1 years
	– female	23.4 years	20.2 years	21.6 years
Future pensioners (at age 65)	– male	22.2 years	17.7 years	19.1 years
	– female	25.0 years	20.2 years	21.6 years

The net liability recognised in the Group’s balance sheet in respect of defined benefit pension plans was as follows:

	As at 3 January 2009				As at 29 December 2007
			Other				Other
	UK	US	countries	Total	UK	US	countries	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Present value of benefit
obligation:
– Funded	280.5	586.5	111.9	978.9	425.5	586.1	143.3	1,154.9
– Unfunded	5.1	32.4	1.7	39.2	7.7	31.7	2.2	41.6
	285.6	618.9	113.6	1,018.1	433.2	617.8	145.5	1,196.5
Fair value of plan assets	(294.0)	(479.5)	(88.6)	(862.1)	(449.8)	(558.8)	(116.4)	(1,125.0)
	(8.4)	139.4	25.0	156.0	(16.6)	59.0	29.1	71.5
Effect of the asset ceiling	24.6	–	–	24.6	45.6	3.8	–	49.4
Net liability	16.2	139.4	25.0	180.6	29.0	62.8	29.1	120.9

Notes to the financial statements (continued)

Changes in the present value of the benefit obligation were as follows:

	Year ended 3 January 2009				Year ended 29 December 2007

	UK	US	Other countries	Total	UK	US	Other countries	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At the beginning of the period	433.2	617.8	145.5	1,196.5	458.4	673.3	138.4	1,270.1
Current service cost	1.1	2.9	4.7	8.7	1.2	5.2	5.4	11.8
Past service cost	–	–	–	–	0.2	–	–	0.2
Curtailments	(0.6)	(2.0)	–	(2.6)	(2.4)	(4.0)	–	(6.4)
Settlements	–	(0.4)	(3.4)	(3.8)	(1.4)	(0.4)	–	(1.8)
Interest cost	23.4	37.3	7.2	67.9	23.4	37.3	6.4	67.1
Special termination benefits	–	0.2	–	0.2	–	0.2	–	0.2
Net actuarial (gain)/loss	(35.2)	28.5	(16.4)	(23.1)	(33.5)	(42.7)	(16.7)	(92.9)
	421.9	684.3	137.6	1,243.8	445.9	668.9	133.5	1,248.3
Disposal of subsidiaries	–	(15.9)	–	(15.9)	–	(1.0)	–	(1.0)
Employees’ contributions	0.2	–	0.2	0.4	0.4	–	0.2	0.6
Benefits paid	(19.8)	(49.5)	(6.4)	(75.7)	(21.4)	(50.0)	(9.8)	(81.2)
Foreign currency translation	(116.7)	–	(17.8)	(134.5)	8.3	(0.1)	21.6	29.8
At the end of the period	285.6	618.9	113.6	1,018.1	433.2	617.8	145.5	1,196.5

Changes in the fair value of plan assets were as follows:

	Year ended 3 January 2009				Year ended 29 December 2007
			Other				Other
	UK	US	countries	Total	UK	US	countries	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At the beginning of the period	449.8	558.8	116.4	1,125.0	427.6	518.9	95.3	1,041.8
Expected return on plan assets	29.3	39.4	6.8	75.5	29.4	40.4	6.4	76.2
Settlements	–	(0.4)	(3.4)	(3.8)	(1.4)	(0.4)	–	(1.8)
Net actuarial (loss)/gain	(49.6)	(79.1)	(16.8)	(145.5)	(3.0)	3.4	(3.4)	(3.0)
	429.5	518.7	103.0	1,051.2	452.6	562.3	98.3	1,113.2
Disposal of subsidiaries	–	(16.2)	–	(16.2)	–	–	–	–
Employer’s contributions	8.5	26.5	10.4	45.4	10.4	46.6	11.0	68.0
Employees’ contributions	0.2	–	0.2	0.4	0.4	–	0.2	0.6
Benefits paid	(19.8)	(49.5)	(6.4)	(75.7)	(21.4)	(50.0)	(9.8)	(81.2)
Foreign currency translation	(124.4)	–	(18.6)	(143.0)	7.8	(0.1)	16.7	24.4
At the end of the period	294.0	479.5	88.6	862.1	449.8	558.8	116.4	1,125.0

The fair value of plan assets by asset category was as follows:

	As at 3 January 2009				As at 29 December 2007
			Other				Other
	UK	US	countries	Total	UK	US	countries	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Equity instruments	151.5	268.9	32.8	453.2	237.2	339.6	50.2	627.0
Debt instruments	141.4	184.7	36.9	363.0	210.8	186.3	48.0	445.1
Other assets	1.1	25.9	18.9	45.9	1.8	32.9	18.2	52.9
	294.0	479.5	88.6	862.1	449.8	558.8	116.4	1,125.0

Plan assets do not include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by, the Group.

The return and risk expectations for each asset class incorporate assumptions about historical return relationships, current financial market conditions and the degree of global capital market integration. The assumptions used have been derived from rigorous historical performance analysis combined with forward-looking views of the financial markets as revealed through the yield on long-term bonds and the price earnings ratios of the major stock market indices. The actuaries review analyses of historical risk and the correlation of the return on asset classes and apply subjective judgment based on their knowledge of the Group’s plans. The result of this analysis is incorporated into a risk matrix from which expected long-term risk premiums for each asset class are developed. The nominal return expectations are determined by combining the asset class risk premiums with expected inflation and real risk-free rate assumptions. As a final consideration, the nominal return assumptions are blended with current market conditions to develop long-term equilibrium expectations.

Notes to the financial statements (continued)

34.  Post-employment benefit obligations (continued)

C.  Pensions (continued)

The Group’s investment strategy for pension plan assets includes diversification to minimise interest and market risks. Accordingly, the interest rate risk inherent in the benefit obligation of the Group’s US funded pension plans is hedged using a combination of bonds and interest rate swaps with a combined average duration of 10.5 years. In general, the investment strategy for the Group’s pension plans outside the US does not involve the use of derivative financial instruments.

Plan assets are rebalanced periodically to maintain target asset allocations. Maturities of investments are not necessarily related to the timing of expected future benefit payments, but adequate liquidity to make immediate and medium-term benefit payments is ensured.

The weighted averages of the expected returns on plan assets were as follows:

	As at 3 January 2009				As at 29 December 2007			As at 30 December 2006
			Other				Other			Other
	UK	US	countries		UK	US	countries	UK	US	countries
Equity instruments	8.00%	9.51%	9.13%		7.95%	9.31%	9.39%	7.90%	9.61%	8.20%
Debt instruments	4.83%	6.40%	4.87%		5.65%	6.30%	5.11%	5.00%	5.70%	5.04%
Other assets	4.30%	3.90%	1.00%	%	4.85%	4.80%	1.00%	4.20%	3.80%	–

The actual return on plan assets was as follows:
							Year ended	Year ended		Year ended
							3 January	29 December		30 December
							2009		2007	2006
UK							(4.5)%		6.0%	6.0%
US							(7.1)%		8.3%	9.6%
Other countries							(8.6)%		3.1%	11.3%

Actuarial gains and losses recognised in relation to defined benefit pension plans were as follows:

	Year ended	Year ended	Year ended	Year ended	Year ended
	3 January	29 December	30 December	31 December	1 January
	2009	2007	2006	2005	2005
	$ million	$ million	$ million	$ million	$ million
At the end of the period:
Present value of benefit obligation	1,018.1	1,196.5	1,270.0	1,216.9	1,162.3
Fair value of plan assets	(862.1)	(1,125.0)	(1,041.8)	(904.9)	(848.0)
Deficit in the plans	156.0	71.5	228.2	312.0	314.3

Recognised in the period:
– Net actuarial (loss)/gain on plan assets	(145.5)	(3.0)	15.1	25.9	9.0
– Net actuarial (loss)/gain on benefit obligation	23.1	92.9	25.6	(104.7)	(32.4)

As at 3 January 2009, the cumulative net actuarial loss recognised in the statement of recognised income and expense amounted to $94.0 million.

The Group expects to contribute approximately $43 million to defined benefit pension plans in 2009.

D.  Other post-employment benefits

The weighted averages of the principal assumptions used in the actuarial valuations of the other post-employment benefit plans were as follows:

	As at	As at	As at
	3 January	29 December	30 December
	2009	2007	2006
	% per annum	% per annum	% per annum
Discount rate	6.08%	6.28%	5.65%
Medical cost inflation rate	8.20%	7.13%	7.94%

The Group’s other post-employment benefit plans are unfunded. Accordingly, the liability recognised in the Group’s balance sheet in respect of these plans represents the present value of the benefit obligation.

Notes to the financial statements (continued)

Changes in the present value of the benefit obligation were as follows:

			Year ended	Year ended	Year ended
			3 January	29 December	30 December
			2009	2007	2006
			$ million	$ million	$ million
At the beginning of the period			180.8	189.7	193.5
Current service cost			0.5	0.4	0.4
Past service cost			0.6	–	–
Settlements			–	–	1.1
Interest cost			10.5	10.2	10.1
Net actuarial (gain)/loss			(23.6)	(6.0)	2.7
			168.8	194.3	207.8
Acquisition of subsidiaries			–	–	0.4
Disposal of subsidiaries			(2.2)	(2.8)	–
Benefits paid			(13.0)	(15.6)	(18.5)
Foreign currency translation			(5.9)	4.9	–
At the end of the period			147.7	180.8	189.7

Actuarial gains and losses recognised in relation to other post-employment benefit plans since the adoption of IFRS are as follows:

	Year ended	Year ended	Year ended	Year ended	Year ended
	3 January	29 December	30 December	31 December	1 January
	2009	2007	2006	2005	2005
	$ million	$ million	$ million	$ million	$ million
At the end of the period:
Present value of benefit obligation	147.7	180.8	189.7	193.5	213.5

Recognised in the period:
– Actuarial gain/(loss) on benefit obligation	23.6	6.0	(2.7)	3.1	45.7

As at 3 January 2009, the cumulative net actuarial gain recognised in the statement of recognised income and expense amounted to $75.7 million.

Sensitivity to change in the assumed medical cost inflation rate used in the actuarial valuations as at 3 January 2009 is as follows:

	Increase of one	Decrease of one
	percentage point	percentage point
	$ million	$ million
Effect on the aggregate of the current service cost and the interest cost	0.8	(0.4)
Effect on the accumulated benefit obligation	16.4	(9.3)

Notes to the financial statements (continued)

35.  Share-based incentives

A.  Background

The Company operates a number of share-based compensation arrangements to provide incentives to the Group’s senior executives and other eligible employees. Details of the schemes in respect of which options and awards are outstanding are set out in the Remuneration Committee report.

Although the Company’s ordinary shares are now denominated in US dollars, they continue to be quoted in sterling on the London Stock Exchange.

B.  Share options

Following a review by the Board in 2004, it was decided that the Company’s executive share option schemes would not be renewed when they lapsed for the purposes of new awards in May 2005. Awards granted under these schemes were subject to a performance condition that the rate of increase in the Group’s earnings per share must exceed the growth in the UK Retail Prices Index by an average of 2% per annum over any three-year period after the options were granted. The final unvested options under these schemes vested during 2007.

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

Options continue to be granted from time to time under the Company’s Sharesave scheme, which is restricted to employees who are resident for tax purposes in the UK. It offers eligible employees the option to buy ordinary shares in Tomkins plc after a period of three, five or seven years funded from the proceeds of a savings contract to which employees may contribute up to £250 per month.

In 2008, the compensation expense recognised in respect of share options was $0.3 million (2007: $2.8 million; 2006: $5.0 million).

Changes in the total number of share options outstanding during the period were as follows:

	Year ended 3 January 2009		Year ended 29 December 2007
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
	Number	Pence	Number	Pence
Outstanding at the beginning of the period	19,602,926	242.71	20,495,555	243.10
Granted during the period	803,274	140.20	272,695	211.40
Forfeited during the period	(533,617)	205.95	(368,573)	233.12
Exercised during the period	(45,000)	170.50	(485,751)	241.19
Lapsed during the period	(1,696,000)	251.56	(311,000)	254.93
Outstanding at the end of the period	18,131,583	238.60	19,602,926	242.71

Exercisable at the end of the period	16,341,128	244.64	18,082,128	245.11

On the dates on which options were exercised during 2008, the weighted average market price of the Company’s ordinary shares was 184.00p per share (2007: 277.83p per share).

The fair value of options granted under the Sharesave scheme was measured at their respective grant dates using the Black-Scholes option pricing formula based on the following assumptions:

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Weighted average fair value	37.99p	73.81p	106.61p
Weighted average assumptions:
– Share price	176.75p	264.25p	336.75p
– Exercise price	140.20p	211.40p	269.40p
– Expected volatility	24.59%	25.40%	28.94%
– Expected life	4.57 years	4.66 years	4.55 years
– Risk-free interest rate	4.55%	5.23%	4.50%
– Expected dividends	13.89p	13.89p	13.00p

Notes to the financial statements (continued)

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

The weighted average contractual life of share options outstanding at the end of the period was as follows:

	As at 3 January 2009		As at 29 December 2007		As at 30 December 2006
		Weighted		Weighted		Weighted
		average		average		average
		remaining		remaining		remaining
	Outstanding	contractual life	Outstanding	contractual life	Outstanding	contractual life
	Number	Years	Number	Years	Number	Years
Range of exercise prices:
– 100p to 150p	723,947	4.23	–	–	–	–
– 151p to 200p	3,454,072	2.99	3,519,072	3.94	3,563,072	4.98
– 201p to 250p	7,773,617	4.61	9,244,600	5.39	9,641,668	6.59
– 251p to 300p	5,164,719	4.35	5,821,026	5.01	6,272,587	6.41
– 301p and higher	1,015,228	3.10	1,018,228	4.11	1,018,228	5.11
	18,131,583		19,602,926		20,495,555

C.  Other awards

The Group’s principal ongoing share-based compensation arrangements are the Annual Bonus Incentive Plan and the Performance Share Plan. Both are restricted to the Group’s senior executives.

ABIP provides an award of bonus shares and deferred shares based on the profit of the business for which the participants have responsibility. Bonus shares are restricted and vest after a period of three years. Dividends are paid on the bonus shares. Deferred shares vest after a period of three years conditional on the participant’s continued employment with the Group. Dividends are not paid on the deferred shares until they have vested. During 2008, awards were granted over 1,789,628 ordinary shares (2007: 1,727,352 ordinary shares; 2006: 1,643,031 ordinary shares) under the ABIP.

PSP provides awards of shares which vest after a period of three years conditional on the Group’s total shareholder return relative to its cost of equity over the vesting period and the participant’s continued employment with the Group. During 2008, awards were granted over 7,115,194 ordinary shares under the PSP (2007: 5,852,671 ordinary shares; 2006: 7,866,573 ordinary shares).

The fair value of awards made under the ABIP is measured based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. The weighted average fair value of awards made under these schemes during the period was 125.66p (2007: 211.93p; 2006: 266.60p) ..

The fair value of awards made under the PSP was measured at their respective grant dates using a Monte-Carlo valuation model based on the following assumptions:

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
Weighted average fair value	43.92p	66.45p	87.19p
Weighted average assumptions:
– Expected volatility	36.41%	27.67%	23.01%
– Expected life	3.00 years	3.00 years	2.78 years
– Risk-free interest rate	4.71%	4.88%	4.75%
– Dividend yield	8.84%	5.00%	4.73%

Expected volatility was determined based on the historical volatility of the market price of the Company’s ordinary shares over the expected life of the awards.

In 2008, the compensation expense recognised in respect of other awards was $11.2 million (2007: $13.2 million; 2006: $9.5 million).

Notes to the financial statements (continued)

36. Deferred tax

Movements in the net deferred tax assets and (liabilities) recognised by the Group were as follows:

	Post-		Net
	employment	Tax	investment in	Accrued	Long-lived		Other
	benefits	losses	subsidiaries	expenses	assets	Inventories	items	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
As at 30 December 2006	116.3	21.3	30.9	42.9	(125.5)	(51.4)	31.1	65.6
Acquisition of subsidiaries	–	–	–	–	–	–	0.2	0.2
Disposal of subsidiaries	(0.6)	(0.6)	–	(0.4)	(3.0)	6.8	(1.0)	1.2
(Charge)/credit to the
income statement	(12.8)	(13.0)	(33.6)	1.2	9.8	3.8	(6.4)	(51.0)
(Charge)/credit directly to equity	(14.8)	–	–	–	–	–	0.2	(14.6)
Currency translation differences	2.6	1.9	(0.1)	1.7	(3.7)	–	(0.8)	1.6
As at 29 December 2007	90.7	9.6	(2.8)	45.4	(122.4)	(40.8)	23.3	3.0
Disposal of subsidiaries	(0.8)	–	–	(1.7)	5.2	0.8	(1.2)	2.3
(Charge)/credit to the
income statement	(16.9)	(4.2)	(0.5)	(0.4)	19.9	(4.3)	5.2	(1.2)
Credit directly to equity	25.3	–	–	–	–	–	5.8	31.1
Currency translation differences	(0.6)	(0.8)	–	(1.3)	1.4	0.2	1.0	(0.1)
As at 3 January 2009	97.7	4.6	(3.3)	42.0	(95.9)	(44.1)	34.1	35.1

Deferred tax assets and liabilities presented in the Group’s balance sheet are as follows:
	As at	As at
	3 January	29 December
	2009	2007
	$ million	$ million
Deferred tax assets	64.8	47.4

Deferred tax liabilities:
– Ongoing businesses	(29.7)	(42.2)
– Businesses to be sold (note 28)	–	(2.2)
	35.1	3.0

As at 3 January 2009, the Group had operating tax losses amounting to $2,049.3 million, of which $1,948.5 million can be carried forward indefinitely and $100.8 million have expiry dates between 2009 and 2027. As at 3 January 2009, the Group recognised a deferred tax asset of $4.3 million in respect of these losses.

As at 3 January 2009, the Group had capital tax losses amounting to $789.9 million, of which $415.5 million can be carried forward indefinitely and $374.4 million expire in 2013. As at 3 January 2009, the Group recognised a deferred tax asset of $0.3 million in respect of these losses.

As at 3 January 2009, the Group had foreign and other tax credits amounting to $34.8 million, of which $18.2 million can be carried forward indefinitely and $16.6 million expire between 2014 and 2028. As at 3 January 2009, the Group recognised a deferred tax asset in respect of these tax credits of $1.1 million.

Deferred tax is not provided on the undistributed earnings of foreign subsidiaries where management has the ability, and intends, to reinvest such amounts indefinitely. As at 3 January 2009, the Group’s share of the undistributed earnings of foreign subsidiaries on which deferred tax was not provided was $3,180.5 million (29 December 2007: $3,928.0 million). A determination of the amount of the unrecognised deferred tax liability has not been made because it is not practical to do so. A portion of these earnings can be distributed without incurring additional taxes.

Notes to the financial statements (continued)

37.  Provisions

	Restructuring	Environmental	Workers’	Warranty	liability	Insurance
	costs	remediation	compensation	provisions	provisions	provisions	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
As at 31 December 2005	18.4	10.6	37.6	10.7	12.4	12.4	102.1
Charge/(credit) for the period	15.6	0.4	19.3	6.2	1.7	(0.9)	42.3
Acquisition of subsidiaries	–	–	–	0.2	–	–	0.2
Utilised during the period	(26.0)	(3.7)	(19.8)	(6.2)	(5.7)	(1.3)	(62.7)
Foreign currency translation	1.0	0.3	0.1	0.4	0.1	1.5	3.4
As at 30 December 2006	9.0	7.6	37.2	11.3	8.5	11.7	85.3
Charge/(credit) for the period	15.4	4.0	12.6	10.6	5.8	(3.8)	44.6
Utilised during the period	(14.8)	(2.8)	(17.6)	(6.2)	(6.4)	–	(47.8)
Disposal of subsidiaries	(0.2)	–	(3.4)	(0.6)	(0.4)	–	(4.6)
Foreign currency translation	0.6	0.3	0.1	0.1	–	0.3	1.4
As at 29 December 2007	10.0	9.1	28.9	15.2	7.5	8.2	78.9
Charge/(credit) for the period	15.6	2.6	13.6	4.8	8.3	(2.2)	42.7
Acquisition of subsidiaries	–	–	–	0.3	–	–	0.3
Utilised during the period	(9.5)	(4.1)	(16.5)	(8.0)	(8.3)	–	(46.4)
Disposal of subsidiaries	–	–	(0.4)	–	(0.1)	–	(0.5)
Foreign currency translation	(0.2)	(0.2)	(0.1)	(0.8)	–	(1.7)	(3.0)
As at 3 January 2009	15.9	7.4	25.5	11.5	7.4	4.3	72.0

Provisions are presented in the Group’s balance sheet as follows:
						As at	As at
					3 January		29 December
						2009	2007
					$ million		$ million
Ongoing businesses:
– Current liabilities						48.8	50.2
– Non-current liabilities						23.2	27.3
						72.0	77.5
Businesses to be sold (note 28)						–	1.4
						72.0	78.9

38.  Ordinary shares

A.  Authorised shares

	Ordinary shares of 9c each		Ordinary shares of 5p each
		Nominal		Nominal
	Number	value	Number	value
	of shares	$ million	of shares	£ million
As at 30 December 2006 and 29 December 2007	–	–	1,585,164,220	79.2
Redenomination on 22 May 2008:
– Cancellation of ordinary shares of 5p each	–	–	(1,585,164,220)	(79.2)
– Authorisation of ordinary shares of 9c each	1,585,164,220	142.7	–	–
As at 3 January 2009	1,585,164,220	142.7	–	–

On 22 May 2008, the Company’s ordinary shares were redenominated from sterling to US dollars by way of a reduction of capital under section 135 of the Companies Act 1985. Following approval by the Company’s shareholders and pursuant to an Order of the High Court of Justice in England and Wales, the share capital of the Company was reduced by cancelling and extinguishing all of the issued and unissued ordinary shares of 5 pence each. The amount standing to the credit of share capital was transferred to a specially created cancellation reserve where it was retranslated into US dollars at the exchange rate ruling at the close of business in London on 21 May 2008 of £1=$1.96 giving rise to a currency translation loss of $1.3 million. The cancellation reserve was then applied by issuing new ordinary shares of 9 cents each to holders of the cancelled ordinary shares of 5 pence each on a one-for-one basis.

The redenomination did not affect the rights of the holders of ordinary shares.

Notes to the financial statements (continued)

38.  Ordinary shares (continued)

B.  Allotted, issued and fully paid shares

		Ordinary		Share
		share	Cancellation	premium
	Number	capital	reserve	account	Total
	of shares	$ million	$ million	$ million	$ million
As at 31 December 2005	774,495,124	55.6	–	138.8	194.4
Year ended 30 December 2006
Shares issued during the period:
– Conversion of preference shares	76,573,697	6.6	–	384.1	390.7
– Exercise of employee share options	7,140,701	0.7	–	26.7	27.4
	83,714,398	7.3	–	410.8	418.1
As at 30 December 2006	858,209,522	62.9	–	549.6	612.5
Year ended 29 December 2007
Shares issued during the period:
– Conversion of preference shares	25,411,499	2.5	–	127.5	130.0
– Exercise of employee share options	485,751	0.1	–	2.3	2.4
	25,897,250	2.6	–	129.8	132.4
As at 29 December 2007	884,106,772	65.5	–	679.4	744.9
Year ended 3 January 2009
Transfer of currency translation
difference on change of functional
currency (note 2)	–	22.6	–	112.4	135.0
	884,106,772	88.1	–	791.8	879.9
Shares issued before redenomination:
– Exercise of employee share options	45,000	–	–	0.2	0.2
As at 22 May 2008	884,151,772	88.1	–	792.0	880.1
Redenomination:
– Cancellation of ordinary shares of 5p each	(884,151,772)	(88.1)	88.1	–	–
– Currency translation difference
on redenomination	–	–	(1.3)	–	(1.3)
– Issue of deferred shares of £1 each	–	–	–	(0.1)	(0.1)
– Issue of ordinary shares of 9c each	884,151,772	79.6	(79.6)	–	–
– Transfer to share premium account	–	–	(7.2)	7.2	–
	–	(8.5)	–	7.1	(1.4)
As at 3 January 2009	884,151,772	79.6	–	799.1	878.7

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

Ordinary share capital represents the nominal value of ordinary shares issued.

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

Notes to the financial statements (continued)

39. Deferred shares
	Authorised		Allotted, issued and fully paid
		Nominal		Share
	Number	value	Number	capital
	of shares	£	of shares	$ million
Deferred shares of £1 each
As at 30 December 2006 and 29 December 2007	–	–	–	–
Authorised and issued on redenomination of ordinary shares	50,000	50,000	50,000	0.1
As at 3 January 2009	50,000	50,000	50,000	0.1

Under section 118 of the Companies Act 1985, the Company must have a minimum share capital of £50,000 denominated in sterling. Accordingly, immediately upon the reduction of capital and before the issue and allotment of the new ordinary shares, the Company increased its capital by £50,000 by the creation of 50,000 deferred shares of £1 each which were paid up in full at par by capitalisation of the equivalent amount standing to the credit of the Company’s share premium account. The deferred shares are not listed on any investment exchange and have extremely limited rights such that they effectively have no value. It is intended that the deferred shares will be held by either the Company Secretary or by a Director of the Company (they are currently held by the Company Secretary).

Following the implementation of section 542 of the Companies Act 2006 on 1 October 2009, the Company will no longer be required to have any share capital denominated in sterling. Accordingly, the Company intends to buy back and cancel the deferred shares as soon as practicable after 1 October 2009.

40. Own shares
	Year ended 3 January 2009		Year ended 29 December 2007		Year ended 30 December 2006
	Number		Number		Number
	of shares	$ million	of shares	$ million	of shares	$ million
At the beginning of the period	4,205,841	18.9	4,205,248	19.8	3,230,402	14.6
Transfer of currency translation
difference on change of
functional currency (note 2)	–	3.4	–	–	–	–
	4,205,841	22.3	4,205,248	19.8	3,230,402	14.6
Own shares purchased	1,506,518	4.7	1,597,500	6.9	1,647,013	8.7
Sale or transfer of own shares	(2,053,809)	(12.1)	(1,596,907)	(7.8)	(672,167)	(3.5)
At the end of the period	3,658,550	14.9	4,205,841	18.9	4,205,248	19.8

Own shares represent the cost of the Company’s ordinary shares acquired to meet the Group’s expected obligations under the employee share schemes. Dividends relating to own shares held have been waived with the exception of those that are payable to participants in the relevant schemes.

As at 3 January 2009, 1,143,076 ordinary shares (29 December 2007: 1,376,975 ordinary shares) were held in trust and 2,515,474 ordinary shares (29 December 2007: 2,828,866 ordinary shares) were held as treasury shares.

As at 3 January 2009, the market value of own shares held was $7.1 million (29 December 2007: $15.1 million).

Notes to the financial statements (continued)

41. Other reserves
				Retained
	Capital	Currency	Available-	profit/
	redemption	translation	for-sale	(accumulated
	reserve	reserve	reserve	deficit)	Total
	$ million	$ million	$ million	$ million	$ million
As at 31 December 2005	717.6	123.4	–	120.0	961.0
Year ended 30 December 2006
Total recognised income and expense
attributable to equity shareholders	–	48.0	0.2	373.6	421.8
Other changes in shareholders’ equity:
– Loss on transfer of own shares	–	–	–	(3.5)	(3.5)
– Cost of share-based incentives	–	–	–	14.5	14.5
– Dividends paid on ordinary shares	–	–	–	(217.3)	(217.3)
	–	–	–	(206.3)	(206.3)
As at 30 December 2006	717.6	171.4	0.2	287.3	1,176.5

Year ended 29 December 2007
Total recognised income and expense
attributable to equity shareholders	–	142.3	(0.4)	332.5	474.4
Other changes in shareholders’ equity:
– Loss on transfer of own shares	–	–	–	(7.8)	(7.8)
– Redemption of preference shares	1.2	–	–	(1.2)	–
– Cost of share-based incentives	–	–	–	16.0	16.0
– Dividends paid on ordinary shares	–	–	–	(247.3)	(247.3)
	1.2	–	–	(240.3)	(239.1)
As at 29 December 2007	718.8	313.7	(0.2)	379.5	1,411.8

Year ended 3 January 2009
Transfer of currency translation difference
on change of functional currency (note 2)	202.9	(334.5)	–	–	(131.6)
	921.7	(20.8)	(0.2)	379.5	1,280.2
Total recognised income and expense
attributable to equity shareholders	–	(150.1)	(0.8)	(136.9)	(287.8)
Other changes in shareholders’ equity:
– Currency translation difference on
redenomination of ordinary shares (note 38)	–	1.3	–	–	1.3
– Loss on transfer of own shares	–	–	–	(12.1)	(12.1)
– Cost of share-based incentives	–	–	–	11.5	11.5
– Dividends paid on ordinary shares	–	–	–	(246.2)	(246.2)
	–	1.3	–	(246.8)	(245.5)
As at 3 January 2009	921.7	(169.6)	(1.0)	(4.2)	746.9

The capital redemption reserve records the cost of shares purchased by the Company for cancellation or redeemed in excess of the proceeds of any fresh issue of shares made specifically to fund the purchase or redemption. The capital redemption reserve is not distributable but may be reduced by special resolution of the Company’s shareholders and with the approval of the court.

Notes to the financial statements (continued)

42. Minority interests
	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
At the beginning of the period	117.0	99.0	83.2
Total recognised income and expense attributable to minority interests	16.4	29.6	24.6
Other changes in equity attributable to minority interests:
– Shares issued by a subsidiary to minority shareholders	0.4	3.8	5.9
– Purchase of a minority shareholding	–	(1.0)	–
– Acquisition of subsidiaries	8.2	–	–
– Dividends paid to minority shareholders	(13.5)	(14.4)	(14.7)
	(4.9)	(11.6)	(8.8)
At the end of the period	128.5	117.0	99.0

Included in the total recognised income and expense attributable to minority interests are currency translation losses of $0.9 million (2007: gains of $4.8 million; 2006: gains of $1.4 million).

43. Capital

Management considers that the Group’s capital comprises shareholders’ equity plus net debt.

The Group’s capital was as follows:
	As at	As at	As at
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Shareholders’ equity	1,610.8	2,137.8	1,769.2

Net debt:
– Cash and cash equivalents	(291.9)	(295.9)	(337.6)
– Collateralised cash	(3.8)	(5.8)	(8.0)
– Bank overdrafts	13.7	15.7	11.2
– Bank and other loans	792.4	860.3	1,111.8
– Obligations under finance leases	6.9	9.6	18.2
– Derivatives hedging translational exposures	(40.9)	7.6	(6.8)
– Preference shares	–	–	132.0
	476.4	591.5	920.8
	2,087.2	2,729.3	2,690.0

We manage the Group’s capital structure to maximise shareholder value whilst retaining flexibility to take advantage of opportunities that arise to grow the Group’s business.

Notes to the financial statements (continued)

44.  Acquisitions

A.  Current year acquisitions

Industrial & Automotive

Fluid Power

On 3 March 2008, the Group acquired a 100% interest in A.E. Hydraulic (Pte) Ltd., a Singapore-based provider of hydraulic and industrial hose solutions and services for the oil exploration industry in Asia. Goodwill of $8.1 million was recognised on the acquisition which represents the expected benefits to the Group from the acceleration of its expansion into the high-growth oil and gas exploration market made possible by the acquisition.

Building Products

Air Systems Components

On 22 February 2008, the Group acquired a 60% interest in Rolastar Pvt Ltd, a duct manufacturer based in India. Goodwill of $0.9 million was recognised on the acquisition.

On 20 June 2008, the Group acquired a 100% interest in Trion Inc., a manufacturer of commercial, industrial and residential indoor air quality products. Trion is headquartered in Sanford, North Carolina, with manufacturing facilities there and also in Suzhou, China. Goodwill of $2.4 million was recognised on the acquisition which represents the expected synergies from the integration of the business within Air Systems Components.

B.  Prior year acquisitions

2007

Industrial & Automotive

Fluid Systems

On 8 March 2007, the Group increased its interest in Schrader Engineered Products (Kunshan) Co Ltd, a manufacturer of valves and fittings, from 60% to 100%.

On 26 September 2007, the Group acquired 100% of Swindon Silicon Systems Ltd, a UK company that designs, develops and supplies integrated circuits.

2006

Industrial & Automotive

Other Industrial & Automotive

On 19 July 2006, the Group acquired a 60% interest in Gates Winhere LLC, which, through a wholly-owned subsidiary, acquired the business and assets of a water pump manufacturer in China.

On 4 August 2006, the Group completed the acquisition of 100% of ENZED Fleximak Ltd, a supplier of engineering, fabrication, testing and service operations for flexible fluid transfer products in the Arabian Gulf region.

During 2006, the Group also acquired a 20% interest in e-business and logistics services provider, CoLinx LLC.

Building Products

Air Systems Components

On 1 March 2006, the Group completed the acquisition of 100% of Selkirk Americas LP, a US manufacturer of chimney, venting and air distribution products for commercial and residential applications.

On 11 October 2006, the Group acquired 100% of Eastern Sheet Metal, Inc., a US manufacturer of commercial heating, ventilation and air conditioning systems with plants in the US.

Also in October 2006, the Group purchased 100% of Heat-Fab Inc, a US manufacturer of high efficiency residential and commercial venting systems.

Notes to the financial statements (continued)

C.  Adjustment in respect of prior year acquisition

During 2008, the initial accounting for Swindon Silicon Systems Limited was completed and the attributable goodwill was reduced by $3.0 million, principally due to the allocation of additional amounts to identifiable intangible assets.

Comparative information has not been restated to reflect this adjustment because the effect is not material to the Group’s results or financial position.

D.  Financial effect of acquisitions

	Year ended 3 January 2009
	Acquiree’s
	carrying amount		Provisional	Year ended	Year ended
	in accordance	Fair value	fair	29 December	30 December
	with IFRS	adjustments	value	2007	2006
	$ million	$ million	$ million	$ million	$ million
Net assets acquired
Intangible assets	–	37.4	37.4	11.0	41.4
Property, plant and equipment	9.2	–	9.2	7.0	29.9
Deferred tax assets	–	–	–	0.2	–
Pension surplus	–	–	–	–	0.4
Inventories	12.3	0.1	12.4	2.6	30.8
Trade and other receivables	11.5	–	11.5	7.6	27.3
Income tax recoverable	1.2	–	1.2	–	1.1
Cash and cash equivalents	0.1	–	0.1	–	5.1
Bank and other loans	(0.4)	–	(0.4)	–	–
Obligations under finance leases	(0.4)	–	(0.4)	–	–
Trade and other payables	(8.9)	–	(8.9)	(4.4)	(24.8)
Income tax liabilities	(0.9)	–	(0.9)	(0.8)	–
Deferred tax liabilities	–	–	–	–	(3.9)
Provisions	(0.3)	–	(0.3)	–	(0.2)
Minority interest	(1.3)	(6.9)	(8.2)	1.0	–
	22.1	30.6	52.7	24.2	107.1
Goodwill on current year acquisitions			11.4	6.2	112.9
Adjustments to goodwill on prior
year acquisitions			(3.0)	(14.2)	(14.1)
Consideration (including transaction costs)			61.1	16.2	205.9

The net cash outflow on acquisitions during the period was as follows:
			Year ended	Year ended	Year ended
			3 January	29 December	30 December
			2009	2007	2006
			$ million	$ million	$ million
Consideration paid on current period acquisitions			65.5	15.2	205.7
Cash and cash equivalents acquired			(0.1)	–	(5.1)
Adjustment to consideration on prior period acquisitions			(0.4)	1.8	0.4
			65.0	17.0	201.0

Businesses acquired during 2008 contributed $59.0 million to the Group’s sales and $1.9 million to the Group’s profit for the year ended 3 January 2009. If these businesses had been acquired at the beginning of 2008, it is estimated that the Group’s sales would have been $5,598.0 million in 2008, but it is not practicable to estimate what the Group’s profit for the year would have been because they did not prepare balance sheets in accordance with IFRS as at 29 December 2007.

Notes to the financial statements (continued)

45.  Disposals

A. Current year disposals

Industrial & Automotive

Fluid Systems

On 19 June 2008, the Group sold Stant Manufacturing, Inc., a manufacturer of automotive closure caps and its subsidiary, Standard-Thomson Corporation, a manufacturer of automotive thermostats. A gain of $43.2 million was recognised on the disposal.

B.  Prior year disposals

2007

Industrial & Automotive

Other Industrial & Automotive

On 19 November 2007, the Group sold Tridon Electronics’ indicator and side object detection businesses. On 23 November 2007, the Group sold Dearborn Mid-West, a manufacturer of automotive assembly lines and materials handling equipment.

Building Products

Other Building Products

On 23 February 2007, the Group sold the business and assets of Lasco Fittings Inc., a manufacturer of injection-moulded fittings.

Discontinued operations

Wiper Systems

On 29 June 2007, the Group completed the sale of Trico, which constituted the Group’s former Wiper Systems business segment.

2006

During 2006, the Group recognised a net gain of $5.7 million on the sale of property, plant and equipment relating to businesses sold in prior years.

Notes to the financial statements (continued)

C.  Financial effect of disposals

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Proceeds
Cash	108.1	233.9	12.5
Deferred	–	17.6	–
Loan notes	11.8	16.8	–
	119.9	268.3	12.5
Net assets disposed of
Intangible assets	(1.0)	(0.6)	–
Property, plant and equipment	(35.7)	(63.5)	(6.8)
Investments in associates	(1.9)	–	–
Inventories	(16.7)	(94.2)	–
Trade and other receivables	(43.3)	(181.1)	–
Income tax recoverable	–	(1.0)	–
Cash and cash equivalents	(0.3)	(9.2)	–
Trade and other payables	25.5	120.4	–
Finance lease obligations	–	6.1	–
Deferred tax liabilities	2.3	1.2	–
Post-employment benefit obligations	1.9	3.8	–
Provisions	0.5	4.6	–
	(68.7)	(213.5)	(6.8)
Disposal costs	(3.3)	(7.2)	–
Curtailment gain on retained pension plan	2.0	–	–
Currency translation differences transferred from equity	(6.7)	(28.8)	–
Gain on disposal	43.2	18.8	5.7

Attributable to:
– Continuing operations	43.2	76.0	5.7
– Discontinued operations	–	(57.2)	–
	43.2	18.8	5.7

The net cash inflow on disposals during the period was as follows:
	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Proceeds received on current period disposals	108.1	233.9	–
Disposal costs paid	(4.3)	(9.0)	–
Cash and cash equivalents disposed of	(0.3)	(9.2)	–
Proceeds received on prior period disposals	21.1	0.6	12.5
	124.6	216.3	12.5

Notes to the financial statements (continued)

46.  Contingencies

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. Management does not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position.

47.  Operating leases

The Group rents certain office premises and plant, equipment and vehicles under operating lease arrangements. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. During the period, the Group recognised as an expense operating lease rentals of $55.1 million (2007: $53.8 million; 2006: $50.1 million).

As at 3 January 2009, the Group had outstanding commitments under non-cancellable operating leases of $229.5 million (29 December 2007: $232.8 million), falling due as follows:

	As at	As at
	3 January	29 December
	2009	2007
	$ million	$ million
Payments to be made:
– Within one year	41.3	37.7
– In the second to fifth years, inclusive	111.1	105.2
– After more than five years	77.1	89.9
	229.5	232.8

48.  Capital commitments

As at 3 January 2009, the Group had entered into contractual commitments for the purchase of property, plant and equipment amounting to $18.7 million (29 December 2007: $73.3 million), and for the purchase of non-integral computer software amounting to $4.1 million (29 December 2007: $11.4 million).

49.  Related party transactions

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and therefore are not required to be disclosed in these financial statements. Details of transactions between the Group and other related parties are disclosed below.

Post-employment benefit plans

During the period, the Group paid employer’s contributions amounting to $84.9 million (2007: $113.4 million; 2006: $113.5 million) in total to defined benefit and defined contribution pension plans established for the benefit of its employees. As at 3 January 2009, an amount of $15.1 million (29 December 2007: $14.9 million) in respect of employer’s contributions due was included in trade payables. In addition, during the period, the Group paid benefits of $13.0 million (2007: $15.6 million; 2006: $17.4 million) to other post-employment benefit plans.

Notes to the financial statements (continued)

Compensation and interests of key management personnel

For the purposes of these disclosures, the Group regards its key management personnel as the Directors of the Company together with those persons who, in accordance with the Listing Rules of the UKLA, are regarded as discharging management responsibility.

Compensation paid or payable to key management personnel in respect of their services to the Group was as follows:

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Short-term employee benefits:
– Salaries and fees	6,064	6,667	6,759
– Bonus cash	1,504	4,080	4,932
– Benefits-in-kind	308	308	235
– Social security contributions	509	1,110	994
– Termination benefits	37	2,253	–
	8,422	14,418	12,920
Share-based incentives:
– Bonus shares	324	930	1,210
– Deferred shares	647	1,775	2,420
– Notional gains on the exercise of share options	–	–	7,246
	971	2,705	10,876
Pension contributions	2,603	1,979	1,630
	11,996	19,102	25,426

As at 19 February 2009, the interests of key management personnel in the Company’s ordinary shares were as follows:

	Ordinary	Ordinary shares
	shares	held as ADSs	Total
Directors	2,849,536	108,364	2,957,900
Other executive officers	1,017,378	170,600	1,187,978
	3,866,914	278,964	4,145,878

All of the above interests are beneficially owned and in aggregate comprise less than 1% of the Company’s issued ordinary shares.

As at 19 February 2009, key management personnel held the following options over the Company’s ordinary shares:

				Number of options held
					Other
			Exercise		executive
Scheme	Grant date	Expiry date	price	Directors	officers	Total
Premium Priced Option	11 February 2002	10 February 2012	197.00p	2,538,072	–	2,538,072
Premium Priced Option	11 February 2002	10 February 2012	276.00p	1,522,842	–	1,522,842
Premium Priced Option	11 February 2002	10 February 2012	345.00p	1,015,228	–	1,015,228
Ongoing Option	11 February 2002	10 February 2012	197.00p	550,000	–	550,000
ESOS 4	17 January 2003	16 January 2013	208.25p	1,440,576	–	1,440,576
ESOS 4	18 July 2003	17 July 2013	246.50p	–	200,000	200,000
ESOS 4	1 September 2003	31 August 2013	262.75p	–	150,000	150,000
ESOS 4	12 December 2003	11 December 2013	265.75p	1,228,880	335,000	1,563,880
SAYE 2	19 April 2004	30 November 2009	204.00p	8,014	8,014	16,028
ESOS 4	29 November 2004	28 November 2014	248.75p	1,331,030	440,000	1,771,030
				9,634,642	1,133,014	10,767,656

With the exception of options held under SAYE 2, all options shown above have vested.

An analysis of the compensation, interests in ordinary shares and options over ordinary shares of each of the Directors is presented in the Remuneration Committee report. For the purposes of Form 20-F, the sections of the Remuneration Committee report that are marked as “audited” are not required to be audited in accordance with PCAOB standards and are not considered audited in the Form 20-F.

Notes to the financial statements (continued)

49. Related party transactions (continued)

Associates

Sales to and purchases from associates were as follows:

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Sales	1.0	0.6	0.6
Purchases	(20.0)	(12.0)	(10.1)

Amounts outstanding in respect of these transactions were as follows:
		As at	As at
		3 January	29 December
		2009	2007
		$ million	$ million
Receivables		0.1	0.2
Payables		(1.0)	(3.0)

Entities controlled by minority shareholders

Sales to and purchases from entities controlled by minority shareholders were as follows:

	Year ended	Year ended	Year ended
	3 January	29 December	30 December
	2009	2007	2006
	$ million	$ million	$ million
Sales	45.2	46.4	48.2
Purchases	(58.7)	(61.4)	(58.1)
Amounts outstanding in respect of these transactions were as follows:
		As at	As at
		3 January	29 December
		2009	2007
		$ million	$ million
Receivables		2.9	0.8
Payables		(4.7)	(2.0)

Other related parties

Dexon Investments Limited

Dexon Investments Limited (“Dexon”) is the minority shareholder in the Group’s 60% owned subsidiary, Winhere LLC, that was incorporated during 2006. On 19 July 2006, Winhere LLC, through its wholly-owned subsidiary, Gates Winhere Automotive Pump Products (Yantai) Co Ltd (“Gates Winhere”), acquired the business and assets of the water pump manufacturing operations of Winhere Auto Part Manufacturing Co Ltd (“Winhere”), a fellow subsidiary of Dexon, for $8.6 million in cash. During 2008, Gates Winhere purchased land and buildings for $1.8 million from Winhere. At 3 January 2009, there was a nil balance outstanding in respect of this transaction.

50. Exchange rates

The principal exchange rates used for translation purposes were as follows:

	Average rate			Closing rate
	Year ended	Year ended	Year ended	As at	As at	As at
	3 January	29 December	30 December	3 January	29 December	30 December
	2009	2007	2006	2009	2007	2006
	$1=	$1=	$1=	$1=	$1=	$1=
Sterling	0.52	0.50	0.55	0.68	0.50	0.51
Canadian dollar	1.05	1.06	1.13	1.22	0.98	1.16
Euro	0.67	0.73	0.80	0.72	0.68	0.76
Mexican peso	11.13	10.92	11.01	13.75	10.90	10.83
Chinese yuan renminbi	6.95	7.62	8.06	6.85	7.30	7.81
Indian rupee	39.87	41.35	45.45	50.10	39.43	44.26

Independent auditors’ report

To the members of Tomkins plc

We have audited the individual financial statements of Tomkins plc (“the Company”) for the year ended 3 January 2009 (“the Company’s financial statements”) which comprise the Company’s balance sheet and the related notes 1 to 19. These financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the consolidated financial statements of Tomkins plc and its subsidiaries for the year ended 3 January 2009 and on the information in the Remuneration Committee report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors’ responsibilities for preparing the Annual Report, the Company’s financial statements and the Remuneration Committee report in accordance with applicable law and United Kingdom accounting standards (United Kingdom Generally Accepted Accounting Practice (“UK GAAP”)) are set out in the statement of Directors’ responsibilities on page 61.

Our responsibility is to audit the Company’s financial statements and the part of the Remuneration Committee report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Company’s financial statements give a true and fair view and whether they have been properly prepared in accordance with the Companies Act 1985. We also report to you whether, in our opinion, the Directors’ report is consistent with the Company’s financial statements.

In addition, we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report and consider whether it is consistent with the Company’s financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Company’s financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Company’s financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Company’s financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Company’s financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the Company’s financial statements.

Opinion

In our opinion:

–	the Company’s financial statements give a true and fair view, in accordance with UK GAAP, of the state of the Company’s affairs as at 3 January 2009;

–	the Company’s financial statements have been properly prepared in accordance with the Companies Act 1985; and

–	the information given in the Directors’ report is consistent with the Company’s financial statements.

Deloitte LLP
Chartered Accountants and Registered Auditors London

24 February 2009

Company balance sheet

		As at	As at
		3 January	29 December
		2009	2007
	Note	$ million	$ million
Tangible assets	6	0.6	0.8
Investments in subsidiaries	7	3,129.5	3,146.0
		3,130.1	3,146.8
Current assets
Debtors:
– Amounts falling due within one year	8	1.4	9.0
– Amounts falling due after more than one year	8	204.6	348.2
		206.0	357.2
Creditors: amounts falling due within one year	9	(47.8)	(35.1)
Net current assets		158.2	322.1
Total assets less current liabilities		3,288.3	3,468.9

Creditors: amounts falling due after more than one year	10	(330.8)	(589.1)
Net assets before net pension liability		2,957.5	2,879.8
Net pension liability	12	(5.5)	(11.8)
Net assets		2,952.0	2,868.0

Capital and reserves
Ordinary share capital	15	79.6	65.5
Share premium account	15	799.1	679.4
Deferred shares	16	0.1	–
Own shares	17	(14.9)	(18.9)
Capital redemption reserve	18	921.7	718.8
Merger reserve	18	230.0	165.1
Capital reserve	18	112.6	80.9
Currency translation reserve	18	–	599.9
Profit and loss account reserve	18	823.8	577.3
Shareholders’ funds		2,952.0	2,868.0

Approved by the Board on 24 February 2009 and signed on its behalf by:

J Nicol Director	J W Zimmerman Director

Notes to the financial statements

1. Principal accounting policies

A. Basis of preparation

The financial statements of Tomkins plc have been prepared in accordance with the Companies Act 1985 and applicable UK accounting standards (United Kingdom Generally Accepted Accounting Practice), and, except as described under the heading “Financial instruments”, under the historical cost convention.

The Company’s principal accounting policies are unchanged compared with the year ended 29 December 2007.

The Company is exempt from applying FRS 29 “Financial Instruments: Disclosures” because the required disclosures are provided in the consolidated financial statements of the Company and its subsidiaries.

The Company’s annual financial statements are drawn up to the Saturday nearest 31 December. These financial statements cover the 53 week period from 30 December 2007 to 3 January 2009 (“2008”) with comparative figures for the 52 week period from 31 December 2006 to 29 December 2007 (“2007”).

B. Investments in subsidiaries

A subsidiary is an entity controlled, either directly or indirectly, by the Company, where control is the power to govern the financial and operating policies of the entity so as to obtain benefit from its activities. Investments in subsidiaries represent interests in the Company’s subsidiaries that are directly owned by the Company and are stated at cost less any provision for impairment.

C. Foreign currency translation

Transactions denominated in foreign currencies are translated into the Company’s functional currency at the exchange rate ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rate ruling on the balance sheet date. Currency translation differences are recognised in the profit and loss account.

D. Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation and any provision for impairment. Plant, equipment and vehicles are depreciated on a straight-line basis over their expected useful lives, which are in the range 2 to 20 years.

E. Financial instruments

(i)	Bank and other loans

Bank and other loans are initially measured at fair value, net of directly attributable transaction costs, if any, and are subsequently measured at amortised cost using the effective interest rate method.

(ii)	Derivative financial instruments

The Company uses derivative financial instruments to manage its exposure to exchange rate and interest rate movements. The Company does not hold or issue derivatives for speculative or trading purposes.

Derivative financial instruments are recognised as assets and liabilities measured at their fair values at the balance sheet date. Changes in their fair values are recognised in the profit and loss account and this is likely to cause volatility in situations where the carrying value of the hedged item is either not adjusted to reflect fair value changes arising from the hedged risk or is so adjusted but that adjustment is not recognised in the profit and loss account.

Provided the conditions specified by FRS 26 “Financial Instruments: Recognition and Measurement” are met, hedge accounting may be used to mitigate such volatility.

Management has designated certain hedging relationships as fair value hedges whereby the carrying amount of the hedged asset or liability is adjusted by the increase or decrease in its fair value attributable to the hedged risk and the resulting gain or loss is recognised in the profit and loss account where, to the extent that the hedge is effective, it offsets the change in the fair value of the hedging instrument.

Derivative financial instruments are classified as current assets or liabilities unless they qualify for hedge accounting under FRS 26 and the hedged item is classified as a non-current asset or liability.

(iii)	Financial guarantee contracts

Financial guarantees issued by the Company to third parties in respect of the obligations of certain of its subsidiaries are measured at fair value on initial recognition. Over the term of the guarantee, the initial fair value is recognised as revenue. Subsequent to initial recognition, guarantees are measured at the higher of their initial fair value less amounts recognised as revenue and the best estimate of the amount that the Company will be required to pay to settle the obligation.

Notes to the financial statements (continued)

1. Principal accounting policies (continued)

E. Financial instruments (continued)

(iv)	Embedded derivatives

Derivatives embedded in non-derivative host contracts are recognised separately as derivative financial instruments when their risks and characteristics are not closely related to those of the host contract and the host contract is not stated at its fair value with changes in its fair value recognised in the profit and loss account.

(v)	Own shares

Own shares represent the Company’s ordinary shares that are held by the Company and sponsored ESOP trusts in relation to the Group’s employee share schemes. Own shares are deducted at cost in arriving at shareholders’ funds and gains and losses on their sale or transfer are recognised directly in reserves.

F. Retirement benefits

Retirement benefits comprise pension benefits provided to employees in the UK.

For defined contribution plans, the pension cost represents the Company’s contributions to the plans and is recognised in the profit and loss account in the period in which the contributions fall due.

For defined benefit plans, the pension cost is determined based on actuarial valuations of each of the plans that are carried out annually at the Company’s balance sheet date by independent qualified actuaries. Plan assets are measured at their fair value at the balance sheet date. Benefit obligations are measured using the projected unit credit method.

The cost of defined benefit plans recognised in the profit and loss account comprises the net total of the current service cost, the past service cost, the expected return on plan assets, the interest cost and the effect of curtailments or settlements. The current service cost represents the increase in the present value of the plan liabilities expected to arise from employee service in the current period. Past service costs resulting from enhanced benefits are recognised in the profit and loss account on a straight-line basis over the vesting period, or immediately if the benefits have vested. The expected return on plan assets is based on market expectations, at the beginning of the period, of future returns over the life of the benefit obligation. The interest cost represents the increase in the benefit obligation due to the passage of time.

The discount rate used is determined at the balance sheet date by reference to market yields on high-quality corporate bonds. Gains or losses on curtailments or settlements are recognised in the profit and loss account in the period in which the curtailment or settlement occurs.

Actuarial gains and losses, which represent differences between the expected and actual returns on the plan assets and the effect of changes in actuarial assumptions, are included in other recognised gains and losses in the period in which they occur.

The net pension liability or asset recognised in the balance sheet comprises the net total for each plan of the present value of the benefit obligation at the balance sheet date, minus any past service costs not yet recognised, minus the fair value of the plan assets, if any, at the balance sheet date and is stated net of deferred tax. Where a plan is in surplus, the asset recognised is limited to the present value of any amounts that the Company expects to recover by way of refunds or a reduction in future contributions.

G. Share-based incentives

Share-based incentives are provided to certain employees under the Company’s share option, bonus and other share award schemes. The Company recognises a compensation expense in respect of these schemes that is based on the fair value of the awards, where appropriate measured using an option-pricing model. Fair value is determined at the date of grant and is not subsequently remeasured unless the conditions on which the award was granted are modified. Generally, the compensation expense is recognised on a straight-line basis over the vesting period. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or non-market performance conditions. In the event of a cancellation, the compensation expense that would have been recognised over the remainder of the vesting period is recognised immediately in the profit and loss account.

In accordance with the transitional provisions of FRS 20 “Share-based Payment”, the Company has not applied this policy to awards that were granted on or before 7 November 2002.

H. Taxation

Deferred tax is recognised on a full provision basis on timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes. Deferred tax assets are recognised only to the extent that it is considered more likely than not that future taxable profits will be available against which the asset can be utilised. Deferred tax is determined using the tax rates that have been enacted or substantially enacted at the balance sheet date and are expected to apply in the periods in which the timing differences are expected to reverse. Deferred tax assets and liabilities are not discounted.

Notes to the financial statements (continued)

I. Dividends on ordinary shares

Dividends payable on ordinary shares are recognised in the financial statements when they have been appropriately authorised and are no longer at the Company’s discretion. Accordingly, interim dividends are recognised when they are paid and final dividends are recognised when they are declared following approval by shareholders at the Company’s AGM. Dividends on ordinary shares are recognised as an appropriation of shareholders’ funds.

2. Transition to reporting in US dollars

Over recent years, the focus of the acquisition activity of the Group has been overseas and there has been a reduction in the relative importance of its UK operations. The Group’s principal operations are based in the US and the majority of the Group’s profit is generated in US dollars. Against this background, the Directors consider that the Company’s functional currency changed from sterling to the US dollar at the beginning of 2008.

Consistent with the change in its functional currency, the Company changed its presentation currency from sterling to the US dollar with effect from the beginning of 2008. Comparative figures for 2007 have been re-presented in US dollars.

The change of the Company’s presentation currency and that of the Company’s functional currency were accounted for in accordance with FRS 23 (IAS 21) “The Effects of Changes in Foreign Exchange Rates”.

On the change of the Company’s presentation currency, comparative figures for 2007 previously reported in sterling were translated into US dollars as follows:

–	income and expenses were translated at the average exchange rate for the relevant period;

–	assets and liabilities were translated at the closing exchange rate on the relevant balance sheet date; and

–	equity items were translated at historical exchange rates.

The exchange rates used were as follows:

2007
£1=$
Average rate	2.00
Closing rate	1.99

As a result of the change of the Company’s presentation currency, a currency translation difference of $599.9 million was recognised in equity as at 29 December 2007 which represented the difference between the Company’s assets and liabilities translated from sterling into US dollars at the closing exchange rate on that date and the Company’s equity items that were translated from sterling into US dollars at historical exchange rates.

The currency translation difference arose as follows:

$ million
Ordinary share capital	(22.6)
Share premium account	(112.4)
Own shares	3.4
Capital redemption reserve	(202.9)
Merger reserve	(64.9)
Capital reserve	(31.7)
Profit and loss account reserve	(168.8)
(599.9)

The change of the Company’s functional currency was accounted for prospectively from the beginning of 2008. Accordingly, the assets, liabilities and equity items of the Company as at 29 December 2007 were translated from sterling into US dollars at the closing exchange rate on that date of £1=$1.99.

As a consequence of applying the closing exchange rate rather than historical exchange rates to the Company’s equity items, the currency translation difference arising on the change of the Company’s presentation currency was transferred from the currency translation reserve back to the Company’s equity items.

Notes to the financial statements (continued)

3. Profit for the period

As permitted by section 230 of the Companies Act 1985, the Directors have elected not to present the profit and loss account of the Company. The Company’s profit for the period was $322.4 million (2007: $425.6 million).

4. Dividends on ordinary shares

	Year ended	Year ended
	3 January	29 December
	2009	2007
	per share	per share
Paid or proposed in respect of the period
Interim dividend	11.02c	11.02	c
Final dividend	2.00c	16.66	c
	13.02c	27.68	c

	Year ended	Year ended
	3 January	29 December
	2009	2007
	$ million	$ million
Recognised in the period
Interim dividend for the period of 11.02c (2007: 11.02c) per share	97.1	97.0
Final dividend for the prior period of 16.66c (2007: 17.13c) per share	149.1	150.3
	246.2	247.3

Following the redenomination of the Company’s share capital from sterling to US dollars, which became effective on 22 May 2008, the Company’s dividends are declared in US dollars. Dividends in respect of 2007 and prior years were declared and paid in sterling and have been translated into US dollars at the exchange rate ruling on their respective payment dates.

The Directors propose a final dividend for 2008 of 2.00c per share that, subject to approval by shareholders, will be paid on 10 June 2009 to shareholders on the register on 8 May 2009.

Based on the number of ordinary shares currently in issue, the final dividend for 2008 is expected to absorb $17.6 million.

5. Auditors’ remuneration

Fees payable to the Company’s auditors, Deloitte LLP, in respect of the audit of the Company’s accounts were $65,000 (2007: $60,000).

Fees payable to Deloitte LLP in respect of the audit of the Company’s associated pension schemes were $51,600 (2007: $43,000).

Fees payable to Deloitte LLP and its associates for non-audit services to the Company and its associated pension schemes are not presented in these accounts because they are included in the disclosures that are presented in the Group’s consolidated financial statements.

Notes to the financial statements (continued)

6. Tangible fixed assets

	Long leasehold property $ million	Plant, equipment and vehicles $ million	Total $ million
Cost
As at 29 December 2007	0.2	4.4	4.6
Additions	–	0.2	0.2
Disposals	–	(0.2)	(0.2)
As at 3 January 2009	0.2	4.4	4.6

Accumulated depreciation
As at 29 December 2007	–	3.8	3.8
Depreciation charge for the period	–	0.4	0.4
Disposals	–	(0.2)	(0.2)
As at 3 January 2009	–	4.0	4.0

Net book value
As at 29 December 2007	0.2	0.6	0.8
As at 3 January 2009	0.2	0.4	0.6

7. Investments in subsidiaries

$ million
Cost and net book value
As at 29 December 2007	3,146.0
Additions	57.2
Disposals	(73.7)
As at 3 January 2009	3,129.5

Details of the Company’s principal trading subsidiaries are set out on page 152. A complete list of the Company’s subsidiaries will be filed with the Company’s next annual return.

8. Debtors

	As at 3 January 2009 $ million	As at 29 December 2007 $ million
Amounts falling due within one year
Amounts owed by subsidiaries	0.2	5.8
Other taxes and social security	0.1	0.4
Prepayments and accrued income	0.5	2.2
Other debtors	0.6	0.6
	1.4	9.0
Amounts falling due after more than one year
Amounts owed by subsidiaries	188.5	346.0
Derivative financial instruments (note 11)	16.1	2.2
	204.6	348.2
	206.0	357.2

The amounts owed by subsidiaries classified as falling due after more than one year have no specified terms of repayment and are intended to be settled on a net basis. The Company has given an undertaking to the counterparties that it will not require settlement within one year of the balance sheet date. Generally, these amounts bear interest at floating rates based on prevailing market interest rates applicable to the currencies in which they are denominated.

Notes to the financial statements (continued)

9. Creditors: amounts falling due within one year
	As at 3 January 2009 $ million	As at 29 December 2007 $ million
Trade creditors	0.5	1.8
Bank overdrafts – unsecured	1.0	1.2
Loan notes – unsecured	0.3	0.4
Other loans – unsecured (note 10)	1.6	1.8
Amounts owed to subsidiaries	16.6	1.4
Other taxes and social security	0.3	0.8
Accruals and deferred income	14.9	9.2
Other creditors	12.6	18.5
	47.8	35.1

The loan notes must be repaid at par, by the Company on 30 June 2012. Until that time, the noteholders have the right to require full or part repayment, at par, half-yearly on 30 June and 31 December and for this reason they are classified as current liabilities.

10. Creditors: amounts falling due after more than one year

	As at 3 January 2009 $ million	As at 29 December 2007 $ million
Other loans – unsecured	231.8	295.1
Amounts owed to subsidiaries	94.1	276.0
Accruals and deferred income	4.9	18.0
	330.8	589.1

Other loans

Other loans comprise a £ 150 million bond drawn down by the Company under the Group’s EMTN Programme. The bond is repayable at par on 20 December 2011 and bears interest at a fixed rate of 8% per annum.

The carrying amount of other loans may be analysed as follows:

	As at 3 January 2009 $ million	As at 29 December 2007 $ million
Principal amount	219.2	298.9
Accrued interest payable	0.7	0.6
Unamortised transaction costs	(0.3)	(0.6)
Carrying amount before hedge accounting	219.6	298.9
Fair value hedge adjustment	13.8	(2.0)
Carrying amount	233.4	296.9

As at 3 January 2009 $ million		As at 29 December 2007 $ million
Maturity analysis:
– Within one year	1.6	1.8
– Between one and two years	0.9	1.2
– Between two and five years	230.9	293.9
	233.4	296.9

Notes to the financial statements (continued)

Amounts owed to subsidiaries

Amounts owed to subsidiaries classified as falling due after more than one year have no specified terms of repayment and are intended to be settled on a net basis. The Company has received an undertaking from the counterparties that they will not require settlement within one year of the balance sheet date. Generally, these amounts bear interest at floating rates based on prevailing market interest rates applicable to the currencies in which they are denominated.

11.  Derivative financial instruments

The Company holds derivative financial instruments in accordance with the Group’s policy in relation to financial risk management. Details of that policy are set out in note 33 of the Group’s consolidated financial statements.

The carrying value of derivative financial instruments held by the Company was as follows:

	As at 3 January 2009		As at 29 December 2007
	Assets $ million	Liabilities $ million	Assets $ million	Liabilities $ million
Carrying value
Interest rate swaps	16.1	-	2.2	-

Interest rate swaps are used to swap borrowings by the Company under the Group’s EMTN Programme from fixed interest rates to floating interest rates. These contracts have been designated and are effective as fair value hedges in relation to the borrowings.

During 2008, the Company recognised a fair value gain of $18.9 million (2007: gain of $2.8 million) in relation to these contracts and the carrying amount of the hedged borrowings was increased by $20.1 million (2007: increased by $1.4 million) to reflect the change in the fair value of the borrowings attributable to the hedged risk and the amortisation of the transitional adjustment that was recognised on adoption of FRS 26. During 2008, a net loss of $1.2 million (2007: net gain of $1.4 million) was therefore recognised in the profit and loss account in relation to these hedges.

The profile of interest rate swaps held by the Company was as follows:

		Interest rate
		Payable	Receivable
	Notional Principal Amount million	Variable	Fixed	Variable rate index
As at 3 January 2009
Maturity date – December 2011	£150.0	5.7%	8.0%	6 month LIBOR
As at 29 December 2007
Maturity date – December 2011	£150.0	8.6%	8.0%	6 month LIBOR

12. Pensions

A. Defined contribution schemes

The Company provides defined contribution pension benefits to those of its employees who are not eligible to participate in its defined benefit pension plans. The expense recognised in the profit and loss account in respect of those plans represents the contributions payable by the Company for the period at rates that are specified in the rules of the plans. At the balance sheet date, the Company had paid over all contributions due to the plans.

B. Defined benefit schemes

The Company operates a number of funded defined benefit pension plans in the UK that provide benefits based upon final pensionable salary and the period of service of the individual employees. The plan assets are held separately from the Company’s assets in funds that are under the control of trustees. Day-to-day management of the plan assets is carried out by independent investment managers who, at the request of the Company, are prohibited by the trustees from investing directly in the Company.

Certain employees and former employees whose pension benefits exceed the maximum that may be provided from the Company’s defined benefit pension plans are entitled to an additional unfunded pension payable directly by the Company after their retirement.

The defined benefit pension plans operated by the Company are closed to new entrants.

Notes to the financial statements (continued)

12. Pensions (continued)

B. Defined benefit schemes (continued)

The principal assumptions used in the actuarial valuations of the defined benefit pension plans were as follows:

	As at 3 January 2009 % per annum	As at 29 December 2007 % per annum
Salary increases	4.00%	4.25%
Increase to pensions in payment	3.00%	3.25%
Increase to deferred pensions	3.00%	3.25%
Long-term rate of return on plan assets	6.31%	5.00% – 7.00%
Discount rate	6.50%	5.75%
Inflation rate	3.00%	3.25%

The current life expectancies underlying the value of accrued liabilities were as follows:

	As at 3 January 2009	As at 29 December 2007
Current pensioners (at age 65) – male – female	21.5 years 24.5 years	20.5 years 23.4 years
Future pensioners (at age 65) – male – female	22.5 years 25.5 years	22.2 years 25.0 years

The fair value of the plan assets and the expected rates of return were as follows:

	As at 3 January 2009		As at 29 December 2007		As at 30 December 2006
	Long-term expected rate of return % per annum	Fair value $ million	Long-term expected rate of return % per annum	Fair value $ million	Long-term expected rate of return % per annum	Fair value $ million
Equities	8.00%	100.9	7.95%	160.0	7.80%–8.00%	160.1
Bonds	5.15%	106.8	5.25%–5.75%	153.7	5.00%	139.3
Other assets	4.30%	0.6	4.85%	1.2	4.20%	1.2
		208.3		314.9		300.6

The net pension liability may be analysed as follows:

	As at 3 January 2009 $ million	As at 29 December 2007 $ million
Present value of plan liabilities:
– Funded	193.0	290.4
– Unfunded	0.1	0.2
	193.1	290.6
Fair value of plan assets	(208.3)	(314.9)
Surplus in the plans	(15.2)	(24.3)
Effect of the asset ceiling	20.7	36.1
Net pension liability	5.5	11.8

Notes to the financial statements (continued)

Changes in the present value of the benefit obligation were as follows:

	As at 3 January 2009 $ million	As at 29 December 2007 $ million
At the beginning of the period	290.6	302.4
Current service cost	0.9	0.8
Interest cost	15.7	15.6
Settlements and curtailments	–	(1.4)
Net actuarial gain	(22.4)	(20.1)
	284.8	297.3
Employees’ contributions	0.1	0.2
Benefits paid	(13.5)	(14.2)
Transfer of pension plan from a subsidiary	–	1.8
Foreign currency translation	(78.3)	5.5
At the end of the period	193.1	290.6

Changes in the fair value of plan assets were as follows:
	As at 3 January 2009 $ million	As at 29 December 2007 $ million
At the beginning of the period	314.9	300.6
Expected return on plan assets	16.1	16.4
Settlements and curtailments	–	(1.4)
Net actuarial (loss)/gain	(32.1)	0.6
	298.9	316.2
Employer’s contributions	5.6	7.2
Employees’ contributions	0.1	0.2
Benefits paid	(13.5)	(14.2)
Foreign currency translation	(82.8)	5.5
At the end of the period	208.3	314.9

Plan assets do not include any of the Company’s or the Group’s own financial instruments, nor any property, or other assets used by the Company or the Group.

The return and risk expectations for each asset class incorporate assumptions about historical return relationships, current financial market conditions and the degree of global capital market integration. The assumptions used have been derived from rigorous historical performance analysis combined with forward-looking views of the financial markets as revealed through the yield on long-term bonds and the price earnings ratios of the major stock market indices. The actuaries review analyses of historical risk and the correlation of the return on asset classes and apply subjective judgment based on their knowledge of the Company’s plans. The result of this analysis is incorporated into a risk matrix from which expected long-term risk premiums for each asset class are developed. The nominal return expectations are determined by combining the asset class risk premiums with expected inflation and real risk-free rate assumptions. As a final consideration, the nominal return assumptions are blended with current market conditions to develop long-term equilibrium expectations.

The actual loss on plan assets was 5.1% (2007: gain of 5.7%).

Notes to the financial statements (continued)

12. Pensions (continued)

B. Defined benefit schemes (continued)

Actuarial gains and losses recognised in relation to the defined benefit plans were as follows:

	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	Year ended 30 December 2006 $ million	Year ended 31 December 2005 $ million	Year ended 1 January 2005 $ million
At the end of the period
Present value of the benefit obligation	193.1	290.6	302.4	276.9	270.5
Fair value of plan assets	(208.3)	(314.9)	(300.6)	(260.8)	(256.3)
(Surplus)/deficit in the plan	(15.2)	(24.3)	1.8	16.1	14.2

Recognised in the period
Net actuarial (loss)/gain on plan assets	(32.1)	0.6	(3.3)	21.5	2.5
Net actuarial gain/(loss) on benefit obligation	22.4	20.1	12.9	(32.4)	(17.1)
	(9.7)	20.7	9.6	(10.9)	(14.6)

As at 3 January 2009, the cumulative net actuarial loss recognised in the statement of total recognised gains and losses amounted to $15.5 million (2007: $5.8 million).

The Company expects to contribute approximately $6.8 million to the defined benefit pension plans in 2009.

13. Share-based incentives

A. Background

The Company operates a number of share-based compensation arrangements to provide incentives to the Group’s senior executives and other eligible employees. Details of the schemes in respect of which options and awards are outstanding are set out in the Remuneration Committee report.

Although the Company’s ordinary shares are now denominated in US dollars, they continue to be quoted in sterling on the London Stock Exchange.

The information provided below relates only to options and awards that were granted to persons who are employees of the Company.

B. Share options

Following a review by the Board in 2004, it was decided that the Company’s executive share option schemes would not be renewed when they lapsed for the purposes of new awards in May 2005. Awards granted under these schemes were subject to a performance condition that the rate of increase in the Group’s earnings per share must exceed the growth in the UK Retail Prices Index by an average of 2% per annum over any three-year period after the options were granted. The final unvested options under these schemes vested during 2007.

Options continue to be granted from time to time under the Company’s Sharesave scheme, which is restricted to employees who are resident for tax purposes in the UK. It offers eligible employees the option to buy ordinary shares in Tomkins plc after a period of three, five or seven years funded from the proceeds of a savings contract to which employees may contribute up to £250 per month.

In 2008, the compensation expense recognised in respect of share options was $nil (2007: $1.0 million).

Notes to the financial statements (continued)

Changes in the total number of share options outstanding to employees of the Company during the period were as follows:

	As at 3 January 2009		As at 29 December 2007
	Options Number	Weighted average exercise price Pence	Options Number	Weighted average exercise price Pence
Outstanding at the beginning of the period	10,602,911	243.06	10,708,870	243.30
Granted during the period	117,551	140.20	28,727	211.40
Forfeited during the period	(127,304)	215.33	(30,840)	226.57
Exercised during the period	–	–	(103,846)	263.46
Lapsed during the period	(790,500)	253.57	–	–
Outstanding at the end of the period	9,802,658	241.34	10,602,911	243.06

Exercisable at the end of the period	9,623,128	242.73	4,787,486	241.74

No options were exercised during 2008. On the dates on which options were exercised during 2007, the weighted average market price of the Company’s ordinary shares was 287.47p per share.

The fair value of options granted under the Sharesave scheme was measured at their respective grant dates using the Black-Scholes option-pricing formula based on the following assumptions:

	Year ended 3 January 2009	Year ended 29 December 2007
Weighted average fair value	37.66p	69.34p
Weighted average assumptions:
– Share price	176.75p	264.25p
– Exercise price	140.20p	211.40p
– Expected volatility	24.46%	24.08%
– Expected life	4.47 years	3.96 years
– Risk-free interest rate	4.55%	5.29%
– Expected dividends	13.89p	13.89p

Expected volatility was determined based on the historical volatility of the market price of the Company’s ordinary shares over the shorter of the expected life of the options and the period since the beginning of the Company’s financial year ended 30 April 2002 when, following a period of significant demerger activity, the Group was refocused on its remaining core businesses. Adjustments have been made to the expected life used in the model to reflect the effects of non-transferability, exercise restrictions and behavioural considerations.

The weighted average contractual life of share options outstanding to the Company’s employees at the end of the period was as follows:

	As at 3 January 2009		As at 29 December 2007
	Outstanding Number	Weighted average remaining contractual life Years	Outstanding Number	Weighted average remaining contractual life Years
Range of exercise prices:
– 100p to 150p	107,948	4.16	–	–
– 151 p to 200p	3,088,072	3.10	3,088,072	4.12
– 201 p to 250p	2,832,842	4.84	3,424,635	5.88
– 251 p to 300p	2,758,568	3.92	3,074,976	4.85
– 301 p and higher	1,015,228	3.10	1,015,228	4.12
	9,802,658		10,602,911

Notes to the financial statements (continued)

13.  Share-based incentives (continued)

C. Other awards

The Company’s principal ongoing share-based compensation arrangements are the Annual Bonus Incentive Plan and the Performance Share Plan. Both are restricted to the Company’s senior executives.

ABIP provides an award of bonus shares and deferred shares based on the profit of the business for which the participants have responsibility. Bonus shares are restricted and vest after a period of three years. Dividends are paid on the bonus shares. Deferred shares vest after a period of three years conditional on the participant’s continued employment with the Group. Dividends are not paid on the deferred shares until they have vested. During 2008, awards were granted over 180,348 ordinary shares (2007: 399,854 ordinary shares) under the ABIP.

PSP provides awards of shares which vest after a period of three years conditional on the Group’s total shareholder return relative to its cost of equity over the vesting period and the participant’s continued employment with the Group. During 2008, awards were granted over 2,103,039 ordinary shares under the PSP (2007: 2,295,249 ordinary shares).

The fair value of awards made under the ABIP is measured based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. The weighted average fair value of awards made under these schemes during the period was 129.34p (2007: 215.68p).

The fair value of awards made under the PSP was measured at their respective grant dates using the Monte-Carlo valuation model based on the following assumptions:

	Year ended 3 January 2009	Year ended 29 December 2007
Weighted average fair value	34.20p	42.87p
Weighted average assumptions:
– Expected volatility	37.49%	28.73%
– Expected life	3.00 years	3.00 years
– Risk-free interest rate	4.57%	4.44%
– Dividend yield	9.97%	5.00%

Expected volatility was determined based on the historical volatility of the market price of the Company’s ordinary shares over the expected life of the awards.

In 2008, the compensation expense recognised in respect of other awards was $2.3 million (2007: $4.2 million).

14.  Deferred tax

At present, the Company does not recognise deferred tax assets because their future recoverability is uncertain due to the extent of forecast tax losses available for surrender within the UK tax group to which the Company belongs. Deferred tax assets will be recognised when it is considered more likely than not that they will be recovered.

Deferred tax assets not recognised were as follows:

	As at	As at
	3 January	29 December
	2009	2007
	$ million	$ million
Depreciation in excess of tax allowances	1.6	1.8
Share-based incentives	0.3	0.6
Pensions	1.5	3.2
Other timing differences	1.5	0.2
	4.9	5.8

Notes to the financial statements (continued)

15.  Ordinary shares

A. Authorised shares

	Ordinary shares of 9c each		Ordinary shares of 5p each
	Number of shares	Nominal value $ million	Number of shares	Nominal value $ million
As at 29 December 2007	–	–	1,585,164,220	79.2
Redenomination on 22 May 2008:
– Cancellation of ordinary shares of 5p each	–	–	(1,585,164,220)	(79.2)
– Authorisation of ordinary shares of 9c each	1,585,164,220	142.7	–	–
As at 3 January 2009	1,585,164,220	142.7	–	–

On 22 May 2008, the Company’s ordinary shares were redenominated from sterling to US dollars by way of a reduction of capital under section 135 of the Companies Act 1985. Following approval by the Company’s shareholders and pursuant to an Order of the High Court of Justice in England and Wales, the share capital of the Company was reduced by cancelling and extinguishing all of the issued and unissued ordinary shares of 5 pence each. The amount standing to the credit of share capital was transferred to a specially created cancellation reserve where it was retranslated into US dollars at the exchange rate ruling at the close of business in London on 21 May 2008 of £1=$1.96 giving rise to a currency translation loss of $1.3 million. The cancellation reserve was then applied by issuing new ordinary shares of 9 cents each to holders of the cancelled ordinary shares of 5 pence each on a one-for-one basis.

The redenomination did not affect the rights of the holders of ordinary shares.

B. Allotted, issued and fully paid shares

	Number of shares	Ordinary share capital $ million	Cancellation reserve $ million	Share premium account $ million	Total $ million
As at 29 December 2007	884,106,772	65.5	–	679.4	744.9
Transfer of currency translation difference on change of functional currency (note 2)	–	22.6	–	112.4	135.0
	884,106,772	88.1	–	791.8	879.9
Shares issued before redenomination:
– Exercise of employee share options	45,000	–	–	0.2	0.2
As at 22 May 2008	884,151,772	88.1	–	792.0	880.1
Redenomination:
– Cancellation of ordinary shares of 5p each	(884,151, 772)	(88.1)	88.1	–	–
– Currency translation difference on redenomination	–	–	(1.3)	–	(1.3)
– Issue of deferred shares of £ 1 each	–	–	–	(0.1)	(0.1)
– Issue of ordinary shares of 9c each	884,151, 772	79.6	(79.6)	–	–
– Transfer to share premium account	–	–	(7.2)	7.2	–
	–	(8.5)	–	7.1	(1.4)
As at 3 January 2009	884,151,772	79.6	–	799.1	878.7

Notes to the financial statements (continued)

16. Deferred shares

	Authorised		Allotted, issued and fully paid
	Number of shares	Nominal value £	Number of shares	Share capital $ million
Deferred shares of £1 each
As at 29 December 2007	–	–	–	–
Authorised and issued on redenomination of ordinary shares	50,000	50,000	50,000	0.1
As at 3 January 2009	50,000	50,000	50,000	0.1

Under section 118 of the Companies Act 1985, the Company must have a minimum share capital of £50,000 denominated in sterling. Accordingly, immediately upon the reduction of capital and before the issue and allotment of the new ordinary shares, the Company increased its capital by £50,000 by the creation of 50,000 deferred shares of £1 each which were paid up in full at par by capitalisation of the equivalent amount standing to the credit of the Company’s share premium account. The deferred shares are not listed on any investment exchange and have extremely limited rights such that they effectively have no value. It is intended that the deferred shares will be held by either the Company Secretary or by a Director of the Company (they are currently held by the Company Secretary).

Following the implementation of section 542 of the Companies Act 2006 on 1 October 2009, the Company will no longer be required to have any share capital denominated in sterling. Accordingly, the Company intends to buy back and cancel the deferred shares as soon as practicable after 1 October 2009.

17. Own shares

	Year ended 3 January 2009		Year ended 29 December 2007
	Number of shares	$ million	Number of shares	$ million
At the beginning of the period	4,205,841	18.9	4,205,248	19.8
Transfer of currency translation difference on change of functional currency (note 2)	–	3.4	–	–
	4,205,841	22.3	4,205,248	19.8
Own shares purchased	1,506,518	4.7	1,597,500	6.9
Sale or transfer of own shares	(2,053,809)	(12.1)	(1,596,907)	(7.8)
At the end of the period	3,658,550	14.9	4,205,841	18.9

Own shares represent the cost of the Company’s ordinary shares acquired to meet the Group’s expected obligations under the employee share schemes. Dividends relating to own shares held have been waived with the exception of those that are payable to participants in the relevant schemes.

As at 3 January 2009, 1,143,076 ordinary shares (29 December 2007: 1,376,975 ordinary shares) were held in trust and 2,515,474 ordinary shares (29 December 2007: 2,828,866 ordinary shares) were held as treasury shares.

As at 3 January 2009, the market value of own shares held was $7.1 million (29 December 2007: $15.1 million).

Notes to the financial statements (continued)

18. Other reserves

	Capital redemption reserve $ million	Merger reserve $ million	Capital reserve $ million	Currency translation reserve $ million	Profit and loss account reserve $ million	Total $ million
As at 29 December 2007	718.8	165.1	80.9	599.9	577.3	2,142.0
Transfer of currency translation difference on change of functional currency (note 2)	202.9	64.9	31.7	(599.9)	168.8	(131.6)
	921.7	230.0	112.6	–	746.1	2,010.4
Profit for the period attributable to equity shareholders	–	–	–	–	322.4	322.4
Other recognised gains and losses:
– Retirement benefits
Net actuarial loss	–	–	–	–	(9.7)	(9.7)
Adjustment for unrecoverable surplus	–	–	–	–	9.6	9.6
	–	–	–	–	(0.1)	(0.1)
Total recognised gains and losses	–	–	–	–	322.3	322.3
Other changes in shareholders’ funds:
– Currency translation difference on redenomination of ordinary shares (note 15)	–	–	–	–	1.3	1.3
– Transfer of own shares	–	–	–	–	(2.2)	(2.2)
– Cost of share-based incentives	–	–	–	–	2.5	2.5
– Dividends paid on ordinary shares	–	–	–	–	(246.2)	(246.2)
	–	–	–	–	(244.6)	(244.6)
As at 3 January 2009	921.7	230.0	112.6	–	823.8	2,088.1

The Company’s distributable reserves as at 3 January 2009 amounted to $936.4 million.

19. Guarantees

The Company has guaranteed the borrowing facilities of certain subsidiaries. As at 3 January 2009, these facilities totalled $1,348.3 million (29 December 2007: $1,733.4 million) against which $676.0 million (29 December 2007: $653.1 million) had been drawn.

The Company has also guaranteed certain property leases and performance bonds entered into in the ordinary course of business by certain of its subsidiaries.

Principal subsidiaries and associates

Details of the Company’s principal trading subsidiaries and associates as at 3 January 2009 are set out below. Each entity is wholly owned by the Group and is registered in England and Wales, unless otherwise stated. A complete list of the Company’s subsidiaries and associates will be filed with the Company’s annual return.

Industrial & Automotive

A.E. Hydraulic (Pte) Ltd	Gates Canada Inc	Gates Rubber (Shanghai) Co	Gates Winhere Automotive
Hydraulic and industrial hose	Belts and hose	Ltd	Pump Products (Yantai) Co Ltd
solutions and services	Canada	Hose distributor	(ordinary shares – 60% owned)
Singapore		China	Automotive pumps
	Gates Europe NV		China
Dexter Axle Company Inc	Belts and hose	Gates (U.K.) Ltd
Manufactured housing, mobile	Belgium	Belts and couplings	Ideal Internacional SA*
home and trailer products		Scotland	(ordinary shares – 40% owned)
US	Gates Fleximak Ltd		Hose clamps
	Flexible fluid transfer products	Gates Unitta Asia	Mexico
Dexter Chassis Group Inc.	British Virgin Islands	Kabushikikaishu
Recreational vehicle frames		(ordinary shares – 51% owned)	Plews Inc
US	Gates (India) Private Ltd	Belts	Lubrication tools
	Hose	Japan	US
Eifeler Maschinenbau GmbH	India
Hydraulic tube fittings		Gates Unitta Asia Trading	Pyung Hwa CMB Co Ltd*
Germany	Gates Korea Company Ltd	Company Pte Ltd	(ordinary shares – 21% owned)
	(ordinary shares – 51% owned)	(ordinary shares – 51% owned)	Belts
Epicor Industries Inc	Belts	Belts	Korea
Hose clamps	Korea	Singapore
US			Schrader SAS
	Gates Mectrol Inc	Gates Unitta India Company	Valves and fittings
Formflo Limited	Belts	Private Ltd	France
Powertrain components, systems and assemblies Gates GmbH	US Gates de Mexico SA de CV Belts and hose	(ordinary shares – 51% owned) Belts India	Schrader Bridgeport Brasil Ltda Valves and fittings Brazil
Belts	Mexico	Gates Unitta Korea Company
Germany Gates SAS Belts, hose and couplings France	Gates Polska S.p.z.o.o. Belts Poland	Ltd (ordinary shares – 51% owned) Belts Korea	Schrader-Bridgeport International Inc Valves and fittings US Schrader Duncan Ltd*
Gates Argentina SA Belt and hose distributor Argentina	Gates PT Spain SA Belts and hose Spain The Gates Corporation	Gates Unitta Power Transmission (Shanghai) Ltd (ordinary shares – 51% owned) Belts China	(ordinary shares – 50% owned) Valves and fittings India Schrader Electronics Ltd
Gates Australia Pty Ltd	Belts and hose		Automotive electronics
Belt and hose distributor Australia	US Gates Rubber Company (NSW)	Gates Unitta Power Transmission (Suzhou) Ltd (ordinary shares – 51% owned)	Northern Ireland Schrader Engineered Products
Gates do Brasil Industria	Pty Ltd	Belts	(Kunshan) Co Ltd
e Comercio Ltda	Hose	China	Valves and fittings
Belts and hose	Australia		China
Brazil	Gates Rubber Company	Gates Unitta (Thailand) Company Ltd	Stackpole Limited
	(Singapore) Pte Ltd	(ordinary shares – 51 % owned)	Powertrain components,
	Hose distributor Singapore	Belts Thailand	systems and assemblies Canada

Building Products
Air System Components Inc
Heating, ventilating and air
conditioning components
US

Aquatic Industries Inc
Whirlpools
US

Hart & Cooley Inc
Heating, ventilating and air
conditioning components
US

Lasco Bathware Inc
Fibreglass and acrylic baths
and whirlpools
US

NRG Industries Inc
Commercial air conditioning
components
US

Philips Products Inc
Aluminium, wood and vinyl
windows, vinyl clad steel doors
and ventilating devices
US

Rolastar Pvt Ltd
(ordinary shares – 60% owned)
Duct manufacturer
India

Ruskin Company
Air, fire and smoke dampers,
louvres and fibreglass products
US

Ruskin Air Management Ltd
Air handling products and
louvred windows
US
Ruskin (Thailand) Co Ltd Commercial and industrial air, fire/smoke and control dampers Thailand Selkirk Americas LP Chimney, venting and air distribution products US
*Associate

Supplemental financial information (unaudited)

Analysis of movements in net debt

	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	Year ended 30 December 2006 $ million
Cash generated from operations	628.7	638.7	607.8
Capital expenditure:
– Purchase of property, plant and equipment	(183.2)	(231.3)	(193.8)
– Purchase of computer software	(10.6)	(5.2)	(38.3)
	(193.8)	(236.5)	(232.1)
Disposal of property, plant and equipment	7.9	39.6	25.9
Operating cash flow	442.8	441.8	401.6
Tax:
– Income taxes paid	(116.3)	(110.4)	(151.8)
– Income taxes received	31.8	24.2	9.4
	(84.5)	(86.2)	(142.4)
Interest and preference dividends:
– Interest element of finance lease rental payments	(0.5)	(1.4)	(1.1)
– Interest received	11.2	12.2	18.7
– Interest paid	(55.0)	(64.8)	(71.1)
– Preference dividend paid	–	(2.0)	(13.0)
	(44.3)	(56.0)	(66.5)
Other movements:
– Capitalisation of development costs	(0.6)	(0.4)	(0.6)
– Dividends received from associates	0.6	1.4	0.6
– Investment by a minority shareholder in a subsidiary	0.4	3.8	5.9
– Dividend paid to a minority shareholder in a subsidiary	(13.5)	(14.4)	(14.7)
	(13.1)	(9.6)	(8.8)
Free cash flow to equity shareholders	300.9	290.0	183.9
Ordinary dividends	(246.2)	(247.3)	(217.3)
Acquisitions and disposals:
– Purchase of subsidiaries, net of cash acquired	(65.0)	(17.0)	(201.0)
– Sales of businesses and subsidiaries, net of cash disposed	124.6	216.3	12.5
– Leases disposed of on sale of businesses	–	6.1	–
– Purchase of available-for-sale investments	(0.1)	(0.2)	(0.2)
– Sale of available-for-sale investments	1.6	0.6	0.6
– Debt acquired on acquisition of subsidiaries	(0.8)	–	–
– Purchase of interests in associates	(10.4)	(3.8)	(3.5)
	49.9	202.0	(191.6)
Ordinary share movements:
– Issue of ordinary shares	0.2	2.4	27.3
– Purchase of own shares	(4.7)	(6.9)	(8.7)
	(4.5)	(4.5)	18.6
Foreign currency movements:
– Cash and cash equivalents	(21.2)	19.5	44.2
– Other net debt	215.9	(42.5)	(110.2)
– (Payments)/receipts on foreign currency derivatives	(178.6)	(16.3)	59.9
	16.1	(39.3)	(6.1)
Cash movement in net debt	116.2	200.9	(212.5)
Non-cash movements	(1.1)	(1.6)	2.0
Conversion of preference shares	–	130.0	390.7
Decrease in net debt	115.1	329.3	180.2

Supplemental financial information (unaudited) (continued)

Analysis of underlying changes

2007 compared with 2008

$ million, unless stated otherwise	Industrial & Automotive	Building Products	Corporate	Total
Sales
2007	4,312.7	1,573.4	–	5,886.1
Exchange rate effect	159.2	(1.3)	–	157.9
Disposals	(255.0)	(13.8)	–	(268.8)
Like-for-like basis	4,216.9	1,558.3	–	5,775.2
Acquisitions	22.4	41.1	–	63.5
Underlying change	(178.5)	(144.3)	–	(322.8)
2008	4,060.8	1,455.1	–	5,515.9

Underlying change(1)	(4.2)%	(9.3)%	–	(5.6)%

Adjusted operating profit
2007	477.4	106.5	(53.4)	530.5
Exchange rate effect	18.9	(0.2)	1.7	20.4
Disposals	(20.3)	(1.9)	0.1	(22.1)
Like-for-like basis	476.0	104.4	(51.6)	528.8
Acquisitions	7.2	3.1	–	10.3
Underlying change	(123.5)	(27.3)	15.1	(135.7)
2008	359.7	80.2	(36.5)	403.4

Underlying change(1)	(25.9)%	(26.1)%	29.3%	(25.7)%

2006 compared with 2007

$ million, unless stated otherwise	Industrial & Automotive	Building Products	Corporate	Total
Sales
2006	3,984.0	1,762.1	–	5,746.1
Exchange rate effect	135.1	5.4	–	140.5
Disposals	(26.6)	(90.2)	–	(116.8)
Like-for-like basis	4,092.5	1,677.3	–	5,769.8
Acquisitions	23.6	40.9	–	64.5
Underlying change	196.6	(144.8)	–	51.8
2007	4,312.7	1,573.4	–	5,886.1

Underlying change(1)	4.9%	(8.2)%	–	0.9%

Adjusted operating profit
2006	444.3	153.6	(52.6)	545.3
Exchange rate effect	14.2	0.6	(4.2)	10.6
Disposals	(0.6)	(8.7)	–	(9.3)
Like-for-like basis	457.9	145.5	(56.8)	546.6
Acquisitions	4.6	1.9	–	6.5
Underlying change	14.9	(40.9)	3.4	(22.6)
2007	477.4	106.5	(53.4)	530.5

Underlying change(1)	3.4%	(26.6)%	6.5%	(4.1)%

(1) The underlying percentage change is calculated by taking the underlying change as a percentage of the like-for-like basis.

Five-year summary

$ million, unless stated otherwise	Year ended 3 January 2009(1)		Year ended 29 December 2007(1)(2)		Year ended 30 December 2006(1)(2)		Year ended 31 December 2005(1)(2)		Year ended 1 January 2005(1)(2)
Consolidated income statement data
Sales	5,515.9		5,886.2		5,746.1		5,380.2		4,996.2
Adjusted operating profit(3)	403.4		530.5		545.3		547.4		535.3
Amortisation of intangible assets arising on acquisitions	(10.6)		(7.2)		(5.0)		(0.4)		–
Restructuring costs	(26.0)		(27.6)		(23.9)		(7.6)		(23.0)
Net gain on disposals and on the exit of businesses	43.0		91.4		5.7		15.4		4.6
Restructuring initiatives	17.0		63.8		(18.2)		7.8		(18.4)
Impairment	(342.4)		(0.8)		(2.9)		(0.4)		–
Operating profit	67.4		586.3		519.2		554.8		516.9
(Loss)/profit before tax	(7.6)		525.4		448.6		484.0		470.8
(Loss)/profit from continuing operations	(46.0)		385.6		383.0		375.1		377.2
(Loss)/profit from discontinued operations	–		(66.6)		(21.3)		(9.8)		6.4
(Loss)/profit for the period	(46.0)		319.0		361.7		365.3		383.6
Minority interests	(18.1)		(25.0)		(20.5)		(16.3)		(18.4)
(Loss)/profit attributable to equity shareholders	(64.1)		294.0		341.2		349.0		336.7

(Loss)/earnings per ordinary share
Basic
Continuing operations	(7.29	)c	41.42	c	43.21	c	46.51	c	46.55	c
Discontinued operations	–	c	(7.66	)c	(2.54	)c	(1.27	)c	0.83	c
Total operations	(7.29	)c	33.76	c	40.67	c	45.24	c	47.38	c
Diluted
Continuing operations	(7.29	)c	40.91	c	42.13	c	44.32	c	44.17	c
Discontinued operations	–	c	(7.54	)c	(2.41	)c	(1.12	)c	0.73	c
Total operations	(7.29	)c	33.37	c	39.72	c	43.20	c	44.90	c
Average number of ordinary shares (millions)
Basic	879.7		870.3		838.9		771.4		770.7
Diluted	879.7		884.0		883.8		876.4		876.8
Dividends for the period
Per ordinary share (4)	13.02	c	27.68	c	27.25	c	24.09	c	23.11	c
Per ADS (4)	52.08	c	110.72	c	109.00	c	96.36	c	92.44	c

	As at 3 January 2009(1)	As at 29 December 2007(1)(2)	As at 30 December 2006(1)(2)	As at 31 December 2005(1)(2)	As at 1 January 2005(1)(2)
Consolidated balance sheet data
Goodwill and other intangible assets	415.9	753.1	731.4	586.3	443.3
Property, plant and equipment	1,167.3	1,414.4	1,360.3	1,427.9	1,425.0
Other non-current assets	193.3	97.2	91.4	216.5	244.0
Current assets	1,888.3	2,117.3	2,085.2	2,172.7	2,072.7
Assets held for sale	–	90.9	297.5	23.0	63.0
Total assets	3,770.7	4,472.9	4,565.8	4,426.4	4,248.0
Current liabilities	(761.5)	(874.9)	(843.4)	(935.8)	(871.6)
Non-current liabilities	(1,269.9)	(1,315.1)	(1,728.8)	(2,266.7)	(2,400.3)
Liabilities associated with assets held for sale	–	(28.1)	(125.5)	–	(0.6)
Total liabilities	(2,031.4)	(2,218.1)	(2,697.7)	(3,202.5)	(3,272.5)
Net assets	1,739.3	2,254.8	1,868.1	1,223.9	975.5

Shareholders’ equity	1,610.8	2,137.8	1,769.1	1,140.8	895.6
Minority interests	128.5	117.0	99.0	83.1	79.9
Total equity	1,739.3	2,254.8	1,868.1	1,223.9	975.5

(1)	The selected financial data set out above has been extracted from the Group’s audited consolidated financial statements for the relevant year prepared in accordance with IFRS.

(2)
At the beginning of 2008, the Group changed its presentation currency from sterling to the US dollar. Financial information for 2007 and prior years has been re-presented on the basis described in note 2 to the consolidated financial statements.

(3)	Adjusted operating profit is discussed in the “Performance measures” section on pages 10 to 12.

(4)	Dividends in respect of 2007 and prior years were declared and paid in sterling and have been translated into US dollars at the exchange rate on their respective payment dates. ve payment dates.

Investor information

History and development of the Company

Tomkins plc was incorporated in England in 1925 as F.H. Tomkins Buckle Company Limited, a small manufacturer of buckles and fasteners, which it remained until the 1980s. It was converted from a private company into a public company in March 1950, re-registered as a public limited company in February 1982, and changed its name to Tomkins plc in 1988.

In the late 1980s, the Company made a number of acquisitions of engineering companies in both the UK and the US. In 1992, the Group diversified into food manufacturing, with the acquisition of Ranks Hovis McDougall plc in the UK.

In 1996, the Group established the Industrial & Automotive business group with the acquisition of The Gates Corporation in the US.

In 1997, management embarked on a long-term programme of disposing of non-core businesses and enhanced its remaining core businesses through a number of bolt-on acquisitions. In the early 2000s, the Group disposed of its Food Manufacturing and Professional, Garden and Leisure Products business groups and became focused on its two remaining business groups: Industrial & Automotive and Building Products.

Industrial & Automotive manufactures a wide range of systems and components for car, truck and industrial equipment manufacturing markets, and industrial and automotive aftermarkets throughout the world. Industrial & Automotive is comprised of four operating segments: Power Transmission, Fluid Power, Fluid Systems and Other Industrial & Automotive.

Industrial & Automotive acquired Stant Corporation and its subsidiaries (1997), Schrader-Bridgeport (1998), ACD Tridon (1999) and Stackpole (2003), and disposed of Trico (2007) and Stant Corporation (2008).

Building Products is comprised of two operating segments: Air Systems Components and Other Building Products. Air Systems Components supplies the industrial and residential HVAC market mainly in North America. Other Building Products manufactures a variety of products for the building and construction industries, mainly in North America.

Building Products was based on the acquisition of Philips Industries (1990) and acquired Hart & Cooley (1999), Ruskin Air Management (2000) and Selkirk (2006), and disposed of Lasco Fittings (2007).

Incorporation

Tomkins plc is incorporated in England and Wales and is registered with the Registrar of Companies in England & Wales under number 203531.

The Company operates under English law.

Website

The Company’s website address is www.tomkins.co.uk. All of the Company’s recent results announcements and press releases are accessible on our website, together with this and previous Annual Reports and provides direct links to the websites of the Group’s main operating companies.

The price of the Company’s ordinary shares and its ADRs is also available, with a 20-minute delay. In addition, the site also provides historic share price information, index comparators and a shareholding calculator tool.

ADR holders

Ordinary shares in Tomkins plc are listed on the London Stock Exchange and, in the form of ADSs, on the NYSE. ADSs, each representing four ordinary shares, are evidenced by ADRs issued by JPMorgan Chase Bank, N.A., as Depositary, pursuant to a sponsored ADR programme. The Company’s ADSs have been listed on the NYSE since February 1995, prior to which they were quoted on NASDAQ from November 1988.

Tomkins is subject to the regulations of the SEC as they apply to foreign companies and files with the SEC its Annual Report on Form 20-F and provides other information as required. ADR holders are not members of the Company but may instruct the Depositary as to the exercise of voting rights pertaining to the number of ordinary shares represented by their ADRs. ADR holders with queries about their holdings should contact the Depositary, whose contact details are provided on page 165.

Trading symbols

On the London Stock Exchange, the Company’s SEDOL number is 0896265 (ISIN code GB0008962655) and its trading symbol is ‘TOMK’. On the NYSE, the Company’s trading symbol for its ADRs is‘TKS’.

Share price information

The high and low closing prices of the ordinary shares on the London Stock Exchange and the ADSs on the NYSE for the periods indicated are set out below. The tables do not reflect trading after the daily official close of the London Stock Exchange for which no official quotations exist.

Five-year annual prices

	Pence per ordinary share		US dollars per ADS
	High	Low	High	Low
2004	287.50	241.75	20.53	17.96
2005	302.50	242.00	22.43	18.51
2006	343.75	229.75	25.36	17.61
2007	302.50	172.50	23.92	13.75
2008	194.75	93.50	15.09	5.29

Investor information (continued)

Two-year quarterly prices

	Pence per ordinary share		US dollars per ADS
	High	Low	High	Low
2007
Q1	280.50	244.50	22.35	18.97
Q2	302.50	253.75	23.92	19.96
Q3	267.50	214.50	21.65	17.12
Q4	233.50	172.50	18.97	13.75
2008
Q1	189.50	150.75	15.01	12.19
Q2	194.75	151.25	15.09	12.01
Q3	172.25	115.50	12.67	9.32
Q4	154.75	93.50	11.07	5.29
2009
Q1(1)	141.00	112.50	8.37	6.31

(1) Covering the period up to and including 19 February 2009.

Most recent monthly prices

	Pence per ordinary share		US dollars per ADS
	High	Low	High	Low
August	148.75	126.50	11.03	10.13
September	172.25	142.00	12.67	10.29
October	142.25	104.25	10.20	6.38
November	125.25	93.50	8.01	5.29
December	128.50	105.50	7.83	6.04
January	141.00	117.75	8.37	6.61
February(1)	133.00	112.50	7.84	6.31

(1) Covering the period up to and including 19 February 2009.

Substantial shareholdings

The Company’s issued share capital as at 3 January 2009 consisted of 884,151,772 ordinary shares with a nominal value of 9 cents each.

As at 19 February 2009, 884,151,772 ordinary shares were outstanding. As at that date, 2,232,599 ordinary shares were held by 71 registered holders with a registered address in the US and 65,422 ADRs were held by 149 registered holders with a registered address in the US. Since certain of the ordinary shares and ADRs were held by brokers and nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Ordinary shareholders of the Company do not have different voting rights.

To the Company’s knowledge, no person or entity other than those shown below is the owner of more than 5% of its outstanding ordinary shares, nor is the Company directly or indirectly owned or controlled by any corporation, by any government or by any other natural or legal person or persons, severally or jointly.

Based on an analysis of our share register as at 3 February 2009, the shareholders holding more than 5% of the Company’s outstanding ordinary shares were as follows:

	Number of ordinary shares held	Percentage of issued ordinary shares held
Schroder Investment Management	88,315,883	9.99%

This information has been based on an analysis of the shares held on Tomkins’ share register and differs from the table of substantial shareholdings on page 47 which shows voting rights officially notified under the Disclosure and Transparency Rules of the UKLA.

Significant changes in shareholders owning more than 5% of the ordinary share capital of the Company over the past three years were as follows:

–	Invesco Limited decreased their holding to 0.83% at19 February 2009 from 7.17% at 3 April 2008, having held 5.15% as at 13 April 2007 and 0.66% at 24 April 2006.

–	Nuveen Investment LLC decreased their holding to 4.57% at 19 February 2009 from 6.44% at 3 April 2008, having held 10.40% at 13 April 2007 and 4.91 % at 24 April 2006.

–	Sprucegrove Investments Management Ltd decreased theirholding to 4.83% at 19 February 2009 from 5.11 % at 3 April 2008, having held 5.89% as at 13 April 2007 and 4.96% at 24 April 2006.

There are no arrangements currently known to the Company that would result in a change in control of the Company.

Purchases of ordinary shares

The table below sets out details of shares repurchased by the Company and affiliated purchasers in 2008 under publicly announced plans or programmes.

	Number of shares purchased	Average price paid per share	Maximum number of shares that may yet be purchased
March 2008	950,000	153.42p	87,460,677
June 2008	310,000	167.04p	87,150,677
September 2008	210,000	159.90p	86,940,677
Total	1,470,000

At the Company’s AGM on 13 June 2007, shareholders approved a resolution allowing the Company to repurchase up to 85,829,110 ordinary shares of the Company. This approval expired at a further AGM of the Company held on 1 May 2008, at which shareholders approved a resolution allowing the Company to repurchase up to 88,410,677 ordinary shares of the Company. This approval will expire on 1 May 2009. All shares repurchased in the period were purchased in order that they can, at the relevant time, be allocated to employees under the Company’s ABIP.

Investor information (continued)

Purchases of ordinary shares (continued)

As at 29 December 2007, the Company held 4,205,841 ordinary shares purchased as part of its publicly announced plan. During 2008, 2,053,809 ordinary shares were transferred to employees under the Company’s ABIP. As at 3 January 2009, the Company held 3,658,550 of its own ordinary shares.

Directors’ Report and accounts – Companies House

Subject to the passing of the resolution to receive the financial statements that will be proposed at the Company’s AGM on 1 June 2009, a copy of the Annual Report omitting photographic representations and with such further modifications as may be necessary will be lodged with the Registrar of Companies in England & Wales in accordance with the Companies Act 1985 (as amended). After being so lodged, further copies of the Annual Report in the form sent to shareholders will be available from the Company Secretary upon request.

Documents on display

The Company is subject to the information requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. These reports and other information can be inspected and copied at the public reference facilities maintained by the SEC, 100 F Street, N. E., Washington, D.C. 20549, and at the SEC’s regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of all or a portion of these documents from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Reports filed by the Company with the SEC since August 2002 are available on the SEC’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and the reporting and ‘short-swing’ profit recovery provisions contained in section 16 of the Exchange Act.

Memorandum and Articles of Association

General

The rights of the shareholders are set out in the Articles of the Company and are provided by applicable English law. The following summary of key provisions of the Articles is qualified in its entirety by reference to the Articles filed as Exhibit 1.1 to the Company’s annual report filing with the SEC on Form 20-F.

The main objects and purposes of the Company, set out in Articles 4(a) to (c) of the Memorandum of Association, are as follows:

–	to co-ordinate and manage the business activities of the Company and generally to carry out the function of a group holding company;

–	to carry on the business of hardware manufacture and the manufacture of and dealing in minerals and metals, and all kinds of other connected goods; and

–
to carry on any other business of a similar nature which the Directors deem convenient for the Company to carry on, or consider will enhance or render more profitable the value of the Company’s property.

Board of Directors

The Articles provide for a minimum of two and a maximum of 15 Directors. The shareholders may change these limits by passing an ordinary resolution. The Articles do not contain any requirement for a Director to hold qualification shares. At each AGM, the following shall retire:

–	any Director appointed by the Board since the last general meeting;

–	any Director who held office at the time of the two preceding AGMs and who did not retire at either of them; and

–	any Director who has been in office, other than as a Director holding an executive position, for a continuous period of nine years or more at the date of the meeting.

Subject to the provisions of the Companies Act 2006, the Board may from time to time appoint one or more Directors to an executive office on such terms and for such period as it may determine. The Articles contain no age limit requirements for the retirement or non-retirement of Directors.

The Articles allow the Directors to authorise conflicts of interest and potential conflicts of interest, where appropriate, and contain other provisions for dealing with Directors’ conflicts of interest to avoid a breach of duty.

There are safeguards which will apply when the Directors decide whether to authorise a conflict or potential conflict. First, only Directors who have no interest in the matter being considered will be able to take the relevant decision and, secondly, in taking the decision, the Directors must act in a way they consider, in good faith, will be most likely to promote the Company’s success. The Directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

The Articles contain provisions relating to confidential information, attendance at Board meetings and availability of Board papers to protect a Director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the Directors.

Investor information (continued)

A Director who has disclosed to the Board that he or she has an interest in any transaction or arrangement with the Company, may participate in such transaction or arrangement, but may not vote in respect of any such transaction. A Director may not be counted in the quorum of a meeting in relation to any resolution on which he is barred from voting.

Directors’ ordinary remuneration (other than an Executive Director) may not exceed £250,000 per annum as the Board (or any duly authorised committee thereof) may from time to time determine or such greater amount as the Company may, upon the recommendation of the Board, from time to time by ordinary resolution determine. Any Director who (by arrangement with the Board) performs or renders any special duties or services outside his ordinary duties as a Director may be awarded extra remuneration (in addition to fees or ordinary remuneration) by way of salary or commission or participation in profits or otherwise.

The Board may exercise all the powers of the Company to borrow money, mortgage property and assets and issue debentures and other securities. The Articles require the Board to restrict aggregate borrowings of the Company to one and a half times the share capital of the Company plus capital reserves (calculated as set forth in the Articles).

Share capital, dividends and voting rights

The authorised share capital of the Company is $142,664,780 divided into 1,585,164,220 ordinary shares with a nominal value of 9 cents each and £50,000 divided into 50,000 deferred shares with a nominal value of £1 each.

Under section 21 of the Companies Act 2006, the Company may by special resolution at a general meeting of shareholders alter its Articles and thereby alter the rights of the shareholders of the Company. A special resolution is a resolution that can only be passed by a majority of no less than three-quarters of the shares entitled to vote that are voted. Whenever the share capital of the Company is divided into different classes of shares, the rights attached to any class may only be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of such holders. The Articles provide that the necessary quorum for a meeting at which such a special resolution may be passed is at least two persons holding or representing by proxy no less than one-third in nominal amount of the issued shares of that class.

The Company in a general meeting of shareholders may declare dividends on the ordinary shares in its discretion by reference to an amount in sterling or in a foreign currency, but dividends may not exceed the amount recommended by the Board. Dividends remaining unclaimed for 12 years after having been declared are forfeited and revert to the Company.

On a show of hands, each holder of ordinary shares present at a general meeting of the Company is entitled to one vote. On a poll, the holders of ordinary shares are entitled to one vote per share. Cumulative voting is not permitted.

Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share or shares held by the shareholder.

The deferred shares are not listed on any investment exchange and have extremely limited rights such that they effectively have no value. The deferred shares are currently held by the Company Secretary.

Following the implementation of section 542 of the Companies Act 2006 on 1 October 2009, the Company will no longer be required to have any share capital denominated in sterling. Accordingly, the Company intends to buy back and cancel the deferred shares as soon as practicable after 1 October 2009.

There are no provisions in the Articles discriminating against an existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

General meetings

The Company shall in each year hold a general meeting of shareholders within six months of its accounting reference date. The Board may call an extraordinary general meeting whenever it determines appropriate. In addition, members holding not less than one-tenth of the voting rights of the share capital entitled to vote at a general meeting of the Company can require an extraordinary general meeting to be convened.

Only shareholders registered in accordance with the Articles may be recognised as valid shareholders. There are no other limitations on the rights to own securities.

There are no provisions in the Articles that would have the effect of delaying, deferring or preventing a change of control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company or any of its subsidiaries.

Disclosure of ownership

There are no provisions in the Articles relating to the ownership threshold above which shareholder ownership must be disclosed. The Disclosure and Transparency Rules of the UKLA require a shareholder to notify the Company in respect of a 3% holding subject to certain exemptions, and there is an additional obligation to notify the Company when a 10% threshold is reached which is not subject to any exemptions.

Investor information (continued)

Changes in capital

There are no conditions imposed by the Articles governing changes in capital that are more stringent than those conditions that would be required by governing English law.

Registrar

Administrative enquiries concerning shareholdings in Tomkins plc, such as loss of a share certificate, dividend payment instructions, or a change of address, or the amalgamation of multiple holdings should be notified direct to the Company’s Registrar, Equiniti Limited, whose contact details for general enquiries are provided on page 165.

Any correspondence with the Registrar should refer to Tomkins plc, quoting the reference 0398, and state the registered name and address of the shareholder.

Payment of dividends

Dividends are declared and paid in US dollars although, unless they elect otherwise, shareholders in the UK and the Republic of Ireland will receive dividends in sterling. Shareholders who have mandated their dividends to be credited to a nominated bank or building society account should note that dividends are paid automatically to their account through the Bankers’ Automated Clearing Services (“BACS”) with the associated tax voucher being sent direct to shareholders at their registered address unless requested otherwise. If the nominated account is with a bank or building society which is not a member of BACS, both the payment and tax voucher are sent to the account holding branch.

Shareholders who do not currently mandate their dividends and who wish to have their dividend paid direct to a bank or building society account should complete a dividend mandate instruction form obtainable from the Company’s Registrar, whose contact details with regard to the payment of dividends are provided on page 165.

Dividend Reinvestment Plan

The Company offers a Dividend Reinvestment Plan. This allows shareholders to invest their cash dividend in purchasing shares of the Company in the market. The Company’s Registrar arranges, on behalf of participants, through the agency of a suitably authorised stockbroking business, the purchase of the maximum whole number of ordinary shares possible on, or as soon as reasonably practicable after, the dividend payment date. Favourable dealing costs have been arranged. For further details or an application form, please contact the Registrar’s Dividend Reinvestment Plan team, whose contact details are provided on page 165.

Individual Savings Accounts (ISAs)

A Tomkins ISA enables UK residents to invest in the Company in a tax efficient manner. You can obtain more information on ISAs from our corporate ISA provider, Equiniti Limited, whose contact details are provided on page 165.

Patents, trademarks and contracts

Trademarks and trade names are identified with a number of the Group’s products and services and are of importance in the sale and marketing of those products and services. However, the Group is not dependent to any significant degree upon these trademarks and trade names, nor on any single or series of related patents, licenses, financial or commercial contracts.

Government laws and regulations

The Company's subsidiaries and many of our products are regulated by government authorities in a number of countries.

The Company's subsidiaries are subject to regulation under various and changing local, national and international laws and regulations relating to the environment, business practice and employee health and safety. Permits may be required for certain operations (particularly air emission permits) and these permits are subject to renewal, modification and, in certain circumstances, revocation. Some of the applicable regulations allow local or national authorities to mandate product recalls or seize products.

Our products are subject to regulations relating to production (including environmental regulations), sale, advertising, safety, labelling and raw materials.

Management believes that the Company’s subsidiaries are in substantial compliance with applicable laws and regulations and that appropriate controls have been implemented by subsidiaries to minimise the risk of non-compliance.

Exchange controls

There is currently no English law, decree or regulation that restricts the export or import of capital, including, but not limited to, UK foreign exchange controls, or that affects the remittance of dividends (except as otherwise set out under ‘Taxation’ below) or other payments to holders of ordinary shares. There are no limitations under English law or the Company’s Articles on the rights of persons who are neither residents nor nationals of the UK from freely holding, voting or transferring ordinary shares in the same manner as UK residents or nationals.

Investor information (continued)

Taxation

The following is a summary of the principal US federal income and UK tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs by certain US Holders (as defined below) and not a complete analysis or listing of all of the possible tax consequences of such purchase, ownership or disposition. Furthermore, this summary does not address the tax consequences under state, local, or non-US or non-UK tax law of such purchase, ownership or disposition, or the US federal estate or gift tax consequences thereof. Certain US Holders with special status (e.g. banks and financial institutions, insurance companies, tax-exempt entities, dealers in securities, and traders in securities that mark-to-market) or in special tax situations (e.g. whose functional currency is not the US dollar, who hold their ordinary shares or ADSs as part of a straddle, appreciated financial position, hedge, conversion transaction or other integrated investment, who hold (directly, indirectly or through attribution) 10% or more of the voting power of the Company’s shares, or who are subject to the alternative minimum tax) will be subject to special rules not described below. This summary is limited to US Holders that hold their ordinary shares or ADSs as capital assets and does not address the tax treatment of US Holders that are partnerships or pass-through entities that are not partnerships or the tax treatment of the holders of interests in such entities. The following summary of US federal income and UK tax consequences is not exhaustive of all possible tax considerations and should not be considered legal or tax advice. Prospective investors are therefore advised to consult their own professional tax advisers with respect to the tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs, including specifically the consequences under state, local and tax laws.

This summary is based upon the Code, Treasury regulations promulgated under the Code, the Tax Convention, and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Statements regarding UK tax laws and practices set out below are based on those UK laws and published practices of

HM Revenue & Customs as at the date of this Annual Report which UK laws and practices are subject to change, again possibly with retroactive effect. As used herein, a US Holder is a beneficial owner of ordinary shares or ADSs that, for

US federal tax purposes, is:

–	a citizen or resident of the US;

–
a corporation, or other entity treated as a corporation for US federal income tax purposes created or organised in the US or under the laws of the US or any state thereof (or the District of Columbia);

–	an estate the income of which is subject to US federal income taxation regardless of its source;

–
a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust; or

–	a trust if it has a valid election in effect to be treated as a US person under the Code.

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

For taxable years that begin before 2011, ‘qualified dividend income’ (as defined below) paid by the Company generally will be taxable to non-corporate US Holders at the 15% reduced rate. For this purpose, except as described below, dividends paid by the Company will be ‘qualified dividend income’ and taxable at the reduced rate, if shares in the Company are readily tradable on an established securities market in the US, including NYSE and NASDAQ, or if the Company is eligible for benefits of a comprehensive income tax treaty with the US which the US Secretary of the Treasury has determined is satisfactory for this purpose and which includes a provision for the exchange of information. The US Secretary of the Treasury has determined that the Tax Convention qualifies as a comprehensive income tax treaty for this purpose. Dividends paid by a foreign corporation will not constitute qualified dividend income, however, if that corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a PFIC for US federal income tax purposes. In addition, US Holders will be eligible for the reduced rate only if they have held the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex- dividend date and satisfy certain other requirements.

US Holders will not be subject to UK withholding tax on any dividends paid in respect of ordinary shares. Provided that dividends paid in respect of ADSs are treated as distributions for UK tax purposes, such dividends will not be subject to UK withholding tax.

Foreign currency dividends

For US federal income tax purposes, any dividend paid in foreign currency will be included in income in a US dollar amount equal to the US dollar value of such foreign currency calculated by reference to the exchange rate in effect on the day the dividends are actually or constructively received by the US Holders, regardless of whether the foreign currency is converted into US dollars at that time. US Holders will generally have a basis in the foreign currency equal to its US dollar value on the date of actual or constructive receipt. Any gain or loss realised by the US Holders on subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss.

Investor information (continued)

PFIC status

The Company believes that it will not be considered a PFIC for US federal income tax purposes. However, since the Company’s status as a PFIC depends on the composition of its income and assets and the market value of its assets from time to time, there can be no assurance that it will not be considered a PFIC in any taxable year.

US shareholders in a company classified as a PFIC have certain federal income tax consequences. In determining a company’s PFIC status for a taxable year, two tests must be applied, as well as certain look-through rules. If 75% or more of a company’s gross income (including the pro-rata gross income of any company in which such company is considered to own 25% or more of the stock by value) for the taxable year is passive, it is considered a PFIC. Alternatively, if 50% or more of its gross assets (including the pro-rata value of the assets of any company in which such company is considered to own 25% or more of the stock by value) during the taxable year, based on their average value, are either held for the production of or produce passive income, it is considered a PFIC. In this instance, passive income commonly includes dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, and the excess of gains over losses from the disposition of assets which produce passive income (unless the 25% look-through rules otherwise apply).

If the Company were treated as a PFIC in a taxable year, a US Holder may be subject to particular adverse tax consequences. The receipt of certain ‘excess distributions’, as well as the disposition of ordinary shares or ADSs, could trigger increased tax liability. ‘Gain’ or excess distribution would be allocated among the tax years of the shareholder’s holding period from the time the entity was determined to be a PFIC. The portion allocable to prior years would be taxed at the highest marginal US federal tax rate and would be subject to an interest charge.

Certain elections may enable the shareholder in a PFIC to avoid some of these adverse tax consequences. Under the QEF election, a US shareholder is taxed currently on its share of the company’s ordinary income. Under the mark-to-market election, a US shareholder recognises gains or losses each year for the difference between the fair market value and the adjusted basis of his or her shares. US Holders should consult their tax advisers for further details of the restrictions and coverage of each election and the potential tax consequences arising from the ownership and disposition of an interest in a PFIC.

Taxation of capital gains

Corporate US Holders that are resident in the US and not resident in the UK for UK tax purposes will not generally be liable for UK corporation tax on capital gains realised on the sale or other disposal of ordinary shares or ADSs unless a specific Corporate US Holder carries on a trade in the UK through a permanent establishment and the ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade through such permanent establishment. Non- corporate US Holders that are resident in the US and are neither resident nor ordinarily resident in the UK for UK tax purposes will not generally be liable for UK tax on capital gains realised on the sale or other disposal of ordinary shares or ADSs unless a specific non-corporate US Holder carries on a trade, profession or vocation in the UK through a branch or agency and the ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession or vocation through such branch or agency.

Notwithstanding the foregoing, an individual US Holder who is neither resident nor ordinarily resident in the UK for UK tax purposes for a period of less than five years, but who was previously resident or ordinarily resident in the UK, and who disposes of ordinary shares or ADSs during the period of non-residence may also be liable on returning to the UK for UK tax on capital gains despite the fact that the individual was not resident or ordinarily resident in the UK for UK tax purposes at the time of the disposal.

US Holders will generally recognise capital gain or loss for US federal income tax purposes upon the sale or other disposal of such US Holders’ ordinary shares or ADSs in an amount equal to the difference between the US dollar value of the amount realised on the sale or other disposal and the US Holders’ adjusted tax basis, determined in US dollars, in such ordinary shares or ADSs. Such gains or losses will be eligible for long-term capital gain or loss treatment if the ordinary shares or ADSs have been held for more than one year at the time of such sale or disposal. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. In general, any gain or loss recognised by a US Holder on the sale or other disposition of ordinary shares or ADSs will be US-source income or loss for purposes of US federal foreign tax credit limitation.

Investor information (continued)

UK inheritance tax

Under the Estate and Gift Tax Convention, ordinary shares or ADSs will generally not be subject to UK inheritance tax upon an individual’s death or on a transfer of the ordinary shares or ADSs during the individual’s lifetime if it is held by an individual who is domiciled in the US and is not treated as domiciled in the UK and is not a national of the UK. In certain other cases where the individual is domiciled in the US and is treated as domiciled in the UK, the individual may be subject to UK inheritance tax. Also, an individual will be subject to UK inheritance tax in the exceptional case in which ordinary shares or ADSs are part of the business property of a UK permanent establishment or pertains to a fixed base of the individual in the UK used for the performance of independent personal services. In the unusual case where ordinary shares or ADSs are subject to both the UK inheritance tax and the US federal estate and gift tax, the Estate and Gift Tax Convention generally provides for a tax credit under the rules enumerated in the Estate and Gift Tax Convention.

UK stamp duty or SDRT

UK stamp duty or SDRT is not generally payable on the issuance of ordinary shares (except see below regarding the issue of ordinary shares to the custodian of the Depositary). The transfer of ordinary shares will generally give rise to a liability to UK stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration paid. SDRT is generally chargeable at the same rate on entering into an unconditional agreement to transfer ordinary shares (or upon a conditional agreement to transfer ordinary shares becoming unconditional). However, such SDRT is cancelled or repaid if the agreement is completed within six years of the date of the unconditional agreement (or the date on which the conditional agreement became unconditional) by a duly stamped transfer instrument. Where an instrument of transfer of ordinary shares is executed where there is no change of beneficial ownership, it will generally not be subject to UK stamp duty or to the principal 0.5% SDRT charge.

The issuance of ordinary shares to the custodian of the Depositary will generally give rise to an SDRT liability at 1.5% of the issue price. The transfer of ordinary shares to the custodian of the Depositary will generally give rise to either UK stamp duty at the rate of 1.5% of the value of the ordinary shares transferred (rounded up to the next multiple of £5) or, in the unlikely event that there is no transfer instrument on which UK stamp duty is chargeable, to SDRT at the rate of 1.5% of the value of the ordinary shares transferred.

In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the custodian of the Depositary on deposits of ordinary shares will be charged by the Depositary to the party to whom the ADSs are delivered against such deposits.

Following the issue or transfer of ordinary shares to the custodian of the Depositary, no SDRT will generally be payable on the issue of ADSs or on an agreement to transfer ADSs, nor should UK stamp duty be payable on a transfer of ADSs, provided, amongst other things, that the instrument of transfer is executed and retained outside the UK. A transfer of ordinary shares by the Depositary or its nominee to the relevant ADS holder when the ADS holder is not transferring beneficial ownership will generally not be liable to a stamp duty charge or to the principal 0.5% SDRT charge.

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

Share dealing

For UK residents, internet and telephone share dealing services have been arranged through Equiniti Limited which provide a simple way to buy or sell the Company’s ordinary shares. For internet dealing, existing shareholders should log on to www.shareview.co.uk. You will need your account number shown on your share certificate or tax voucher. The commission rate for internet dealing is 1% with a minimum charge of £20. For telephone dealing, please call 0845 603 7037 between 8.30 am and 4.30 pm, Monday to Friday; the commission rate for share transactions by telephone is 1.5% with a minimum charge of £25.

A weekly postal dealing service is also available and a form, together with terms and conditions, can be obtained by calling 0845 603 7037; commission is 1% with a minimum charge of £20.

Contact details for Equiniti Limited with regard to share dealing services, including contact numbers for callers from outside the UK, are provided on page 165.

Global Invest Direct

A simple dealing service is available to US residents only for buying and selling Tomkins ADRs. Details can be obtained from JPMorgan Chase Bank, N.A., whose contact details are provided on page 165.

Investor information (continued)

ShareGift

The Company supports ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities. Donating shares to charity gives rise neither to a gain nor a loss for UK Capital Gains Tax purposes and UK taxpayers may also be able to claim income tax relief on the value of the donation.

ShareGift transfer forms specifically for the Company’s shareholders are available from the Company’s Registrar and, even if the share certificate has been lost or destroyed, the gift can be completed. The service is generally free. However, there may be an indemnity charge for a lost or destroyed share certificate where the value of the shares exceeds £100. ShareGift’s contact details are provided on page 165.

Electronic communication

The Company’s Registrar operates a share register internet enquiry service to provide shareholders with details of their shareholdings. To register for the service, please go to www.shareview.co.uk. You will need your shareholder reference (which can be found on your share certificate or tax voucher) and you will be asked to select your own PIN. A user ID will then be posted to you. Once registered, shareholders may elect to receive future shareholder information and Company documents in electronic format. The main benefits of this system are speed and ease of use while saving money for your Company and reducing the demand on natural resources. A visit to www.shareview.co.uk will also provide you with more details of the service and practical help and information on other share registration matters.

As permitted by the provisions of the Companies Act 2006 relating to electronic communications, the Company now supplies all shareholders with shareholder documents by making them available on its website, www.tomkins.co.uk, except where a shareholder has specifically requested that the Company continues to provide him or her with hard copies. Shareholders will be informed by post or email whenever a shareholder document is made available on the website. Shareholders can, at any time, change their decision on how they wish to receive shareholder documents by advising the Company’s Registrar, whose contact details with regard to electronic communication are provided on page 165.

Electronic proxy voting

Shareholders may register their voting instructions for the forthcoming AGM via the internet. If you have registered for the shareview service offered by the Company’s Registrar, you may submit your voting instructions by logging on to your shareview portfolio and accessing the Company Meetings – Tomkins site. If you have not registered with shareview, you may still register your vote electronically by going to www.sharevote.co.uk. You will be required to key in the three security numbers printed on your form of proxy to access the voting site.

Useful contacts

Address	Telephone	Website
Tomkins plc – Corporate office and registered office East Putney House 84 Upper Richmond Road London SW15 2ST	+44 (0)20 8871 4544	www.tomkins.co.uk
Company’s Registrar Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA	General enquiries/ Electronic communication 0871 384 2811 from within UK +44 121 415 7047 from outside UK Textel 0871 384 2255	www.shareview.co.uk
Payment of dividends 0871 384 2811 from within UK +44 121 415 7047 from outside UK Textel 0871 384 2255
Dividend Reinvestment Plan 0871 384 2268 from within UK +44 121 415 7173 from outside UK
	Share dealing services (UK residents only) 0845 603 7037 from within UK +44 121 415 7560 from outside UK	www.shareview.co.uk
ISA Helpline Equiniti Limited Spencer Road Lancing West Sussex BN99 6UY	0845 300 0430 from within UK +44 121 415 7572 from outside UK
ADR general enquiries Global Invest Direct JPMorgan Chase Bank, N.A. PO Box 3408 South Hackensack NJ 07606-3408 US	+1 800 990 1135 from within the US +1 651 453 2128 from outside the US	www.ADR.com email: jpmorgan.adr@wellsfargo.com
ShareGift 17 Carlton House Terrace, London SW1Y 5AH	+44 (0)20 7930 3737	www.ShareGift.org

Cross-reference to Form 20-F

Certain of the information in this document that is referenced in the following table is included in the Company’s Annual Report on Form 20-F for 2008 (the “2008 Form 20-F”) filed with the SEC. No other information in this document is included in the 2008 Form 20-F or incorporated by reference into any filings by the Company under the Securities Act. The 2008 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2008 Form 20-F.

Item	Description	Location	Page
1	Identity of directors, senior management and advisers	Not applicable	n/a
2	Offer statistics and expected timetable	Not applicable	n/a
3	Key Information
	3A Selected financial data	Five-year summary	155
		Note 2 – Transition to reporting in US dollars	67
	3B Capitalisation and indebtedness	Not applicable	n/a
	3C Reasons for the offer and use of proceeds	Not applicable	n/a
	3D Risk factors	Principal risks and uncertainties	36
4	Information on the Company
	4A History and development of the Company	Registered office (back cover)	OBC
		Investor Information – History and development of the Company	156
		OFR – Operating results	13
		Note 44 – Acquisitions	128
		Note 45 – Disposals	130
		OFR – Property, plant and equipment	26
		Note 21 – Property, plant and equipment	97
	4B Business overview	Industrial & Automotive	6
		Building Products	8
		OFR – Operating results	13
		Investor Information – Government laws and regulations	160
		Investor Information – Patents, trademarks and contracts	160
	4C Organisational structure	Note 1 – Nature of operations	67
		Subsidiaries and associates	152
	4D Property, plant and equipment	OFR – Property, plant and equipment	26
4A	Unresolved staff comments	Not applicable	n/a
5	Operating and financial review and prospects
	5A Operating results	OFR – Operating results	13
	5B Liquidity and capital resources	OFR – Liquidity and capital resources	21
		Note 27 – Cash and cash equivalents	101
		Note 33 – Financial risk management	106
		Note 48 – Capital commitments	132
	5C Research and development, patents and licences etc	OFR – Other intangible assets	26
		Note 14 – Profit for the period	89
	5D Trend information	OFR – Operating results	13
		Outlook	5
	5E Off-balance sheet arrangements	OFR – Off-balance sheet arrangements	29
		Note 47 – Operating leases	132
	5F Tabular disclosure of contractual obligations	OFR – Contractual obligations	29
	5G Safe harbour	Special note regarding forward-looking statements (front cover)	IFC
6	Directors, senior management and employees
	6A Directors and senior management	Board of Directors	40
	6B Compensation	Remuneration Committee report*	52
		Note 49 – Related party transactions	132
	6C Board practices	Key governance principles	42
	6D Employees	Corporate Social Responsibility – Our workplace: employees	38
		Note 8 – Staff costs	83
	6E Share ownership	Remuneration Committee report*	52
		Note 35 – Share-based incentives	120
7	Major shareholders and related party transactions
	7A Major shareholders	Investor information – Substantial shareholdings	157
	7B Related party transactions	Note 49 – Related party transactions	132
	7C Interests of experts and counsel	Not applicable	n/a

Cross-reference to Form 20-F (continued)

Item	Description	Location	Page
8	Financial information
	8A Consolidated statements and other financial information	Item 18 – Financial statements	63
		Auditors’ report	**
		Note 46 – Contingent liabilities	132
		OFR – Dividend	15
	8B Significant changes	Not applicable	n/a
9	The Offer and listing
	9A Offer and listing details	Investor information – Share price information	156
	9B Plan of distribution	Not applicable	n/a
	9C Markets	Investor information – Trading symbols	156
	9D Selling shareholders	Not applicable	n/a
	9E Dilution	Not applicable	n/a
	9F Expenses of the issue	Not applicable	n/a
10	Additional information
	10A Share capital	Not applicable	n/a
	10B Memorandum and Articles of Association	Investor information – Memorandum and Articles of Association	158
	10C Material contracts	Key governance principles – Significant agreements and change of control	47
	10D Exchange controls	Investor information – Exchange controls	160
	10E Taxation	Investor information – Taxation	161
	10F Dividends and paying agents	Not applicable	n/a
	10G Statements by experts	Not applicable	n/a
	10H Documents on display	Investor information – Documents on display	158
	10I Subsidiary information	Subsidiaries and associates	152
11	Quantitative and qualitative disclosures about market risk	OFR – Liquidity and capital resources	21
		Note 33 – Financial risk management	106
12	Description of securities other than equity securities	Not applicable	n/a
13	Defaults, dividend arrearages and delinquencies	None	n/a
14	Material modifications to the rights of security holders and the use of proceeds	None	n/a
15	Controls and procedures	Internal control	48
		Management’s annual report on internal control over financial reporting	**
		Attestation report of the registered public accounting firm	**
		Internal control – Sarbanes-Oxley	49
16	[Reserved]
	16A Audit committee financial expert	Audit Committee report – Membership and appointment	50
	16B Code of ethics	Key governance principles – The Board	42
	16C Principal accountant fees and services	Note 17 –Auditors’ remuneration	91
	16D Exemptions from the listing standards for audit committees	None	n/a
	16E Purchase of equity securities by the issuer or affiliated purchasers	Investor information – Purchases of ordinary shares	157
	16F Change in a registrant’s certifying accountant	Not applicable	n/a
	16G Corporate governance	Key governance principles – Compliance statement	47
17	Financial statements	Not applicable	n/a
18	Financial statements	Consolidated financial statements	63
19	Exhibits		**

*
For the purposes of the Form 20-F, sections of the Remuneration Committee report that are marked ‘audited’ are not required to be audited in accordance with PCAOB standards and are not considered audited in the Form 20-F.

**	Filed separately with the SEC as an exhibit to the Form 20-F. For the purposes of the Form 20-F, the auditors’ report on page 62 of this annual report is not considered to be filed with the SEC.

Financial calendar

2009
Interim management statement	14 May 2009
AGM 2009	1 June 2009
Final dividend payment – year ended 3 January 2009	10 June 2009
Interim results announcement – six months ending 27 June 2009	13 August 2009
Interim management statement	5 November 2009
Interim dividend payment – year ending 2 January 2010	November 2009
Year end	2 January 2010

2010
Preliminary announcement – year ending 2 January 2010	February 2010
Interim management statement	May 2010
AGM 2010	May/June 2010
Final dividend payment –year ending 2 January 2010	May/June 2010

Glossary of terms

$, US dollar, cents, c	US dollar ($) and cents, the currency of the US
£, sterling, pence, p	Pound sterling (£) and pence, the currency of the UK
€, euro	The currency of certain member states of the European Union
ABI	Architecture Billings Index, an indicator of non-residential construction activity in the US produced by the American Institute of Architects
ABIP	The Tomkins Annual Bonus Incentive Plan
Adjusted earnings per share	See “Performance measures” on pages 10 to 12
Adjusted operating profit	See “Performance measures” on pages 10 to 12
Adjusted operating margin	See “Performance measures” on pages 10 to 12
ADR	American Depositary Receipt, a negotiable certificate evidencing an ADS
ADS	American Depositary Share (representing four ordinary shares) held by the Depositary
AGM	Annual General Meeting
Articles	The current Memorandum and Articles of Association of Tomkins plc
ASC	Air Systems Components
ASIC	Application Specific Integrated Circuit
the Board	The Board of Directors of Tomkins plc
Cash conversion	See “Performance measures” on pages 10 to 12
CGU	Cash-generating unit
the Code	The US Internal Revenue Code of 1986, as amended
the Combined Code	The Combined Code on Corporate Governance issued by the UK Financial Reporting Council in June 2006
Companies Act 1985	The Companies Act of England and Wales 1985, as amended
Companies Act 2006	The Companies Act of England and Wales 2006
the Company	Tomkins plc
CSM
Database of automotive information and analysis prepared by CSM Worldwide, a provider of automotive market forecasting services and strategic advisory solutions to automotive manufacturers, suppliers and financial organisations

CSR	Corporate Social Responsibility
Deferred shares	The deferred shares of £ 1 each in the capital of the Company, created pursuant to Resolution 16 at the Company’s AGM on 1 May 2008
Depositary	JPMorgan Chase Bank, N.A
Detroit Three	General Motors, Ford and Chrysler, automotive OEMs
Director	A director of Tomkins plc
EMTN Programme	The Euro Medium Term Note Programme
EPS	Earnings per share
ESOP	Employee Share Ownership Plan
ESOS 3 and ESOS 4	The Tomkins Executive Share Option Scheme No. 3 and the Tomkins Executive Share Option Scheme No. 4, which both lapsed for grant purposes in 2005
the Estate and Gift Tax Convention	The convention between the US and the UK for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on estates of deceased persons and on gifts
the Exchange Act	US Securities Exchange Act of 1934
Free cash flow	See “Performance measures” on pages 10 to 12
Gates	The businesses and operations of the Gates Corporation, a subsidiary of the Company
Gates E&S	Gates Engineering & Services
the Group	The Company together with its subsidiaries
HSE	Health, Safety and the Environment
HVAC	Heating, Ventilation and Air Conditioning
I&A	Industrial & Automotive
IASB	International Accounting Standards Board
Ideal	The businesses and operations of Epicor Industries Inc, a subsidiary of the Company, trading as Ideal

Glossary of terms (continued)

IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
Incident rate	The number of reportable incidents per 100 workers over a period of one year
Independent auditor	Deloitte LLP
ISIN	International Securities Identification Number
KPI	Key Performance Indicator
LEED	Leadership in Energy and Environmental Design
NAHB	National Association of Homebuilders, a trade association of the residential construction industry and related activities in the US
NAPA	National Automotive Parts Association, a co-operative that distributes automotive parts to retail outlets principally in the US
Net capital expenditure : depreciation	See “Performance measures” on pages 10 to 12
Net debt	See “Performance measures” on pages 10 to 12
Non-GAAP measure
A measure of historical or future financial performance, financial position or cash flows which is adjusted to exclude or include amounts that would not be so adjusted in the most comparable measure prescribed by IFRS

NYSE	The New York Stock Exchange
OE	Original equipment
OEM	Original equipment manufacturer
OFR	Operating and financial review
Operating cash flow	See “Performance measures” on pages 10 to 12
Ordinary shares	The ordinary shares in the capital of the Company that, with effect from 22 May 2008, have a nominal value of 9 cents each
PFIC	Passive Foreign Investment Company
Preference shares	The convertible cumulative preference shares of $50 each in the capital of the Company, of which the remaining shares outstanding were redeemed in 2007
Project Eagle	A three-year performance improvement programme announced in 2008 to address the cost base and improve competitiveness
Project Cheetah	A more extensive set of actions announced in 2009 to reset the Group’s manufacturing footprint to lower-cost locations and further take advantage of opportunities in higher growth markets
PSP	The Tomkins 2006 Performance Share Plan
QEF	Qualified Electing Fund
Registrar	Equiniti Limited
Restructuring initiatives
Expenses incurred in major projects undertaken to rationalise and improve the cost competitiveness of the Group and consequential gains and losses arising on the exit and disposal of businesses or on the disposal of assets

RTPMS	Remote Tyre Pressure Monitoring System
RVIA	Recreation Vehicle Industry Association, a national trade association representing recreation vehicle manufacturers and their component parts suppliers in the US
SAAR	Seasonally Adjusted Annual Rate
SAYE 2	The Tomkins Savings Related Share Option Scheme No. 2, that lapsed for grant purposes in 2005
SDRT	Stamp Duty Reserve Tax, payable on paperless transactions for shares in the UK
SEC	US Securities and Exchange Commission
SEDOL	Stock Exchange Daily Official List, a list of security identifiers used in the UK for clearing purposes.
Severity rate	Average number of lost workdays per 100 employees over a period of one year
Sharesave scheme	The Tomkins 2005 Sharesave Scheme
SMS	The Tomkins Share Matching Scheme, that expired in 2007
Sarbanes-Oxley	The US Sarbanes-Oxley Act of 2002
the Securities Act	US Securities Act of 1933, as amended
Stamp Duty	A tax payable on paper transactions for shares in the UK
Subsidiary	An entity that is controlled, either directly or indirectly, by the Company

Glossary of terms (continued)

the Tax Convention
The convention between the government of the US and the government of the UK for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains dated 24 July 2001, as ratified on 31 March 2003 and amended

TREAD Act	US Transportation Recall Enhancement, Accountability, and Documentation Act of 2000
Trico	Trico Products Corporation and its related businesses, which constituted the Group’s former Wiper Systems business segment (sold during 2007)
TSR	Total Shareholder Return, comprising dividends paid on ordinary shares and the increase or decrease in the market price of ordinary shares
UK GAAP	United Kingdom Generally Accepted Accounting Practice
UK	The United Kingdom of Great Britain and Northern Ireland
UKLA	United Kingdom Listing Authority
Underlying change in sales	See “Performance measures” on pages 10 to 12
and adjusted operating profit
US	The United States of America, its territories and possessions, any state of the United States and the District of Columbia
uPVC	Unplasticised Poly Vinyl Chloride

The paper in this report is produced with FSC mixed sources pulp which is fully recyclable, biodegradable, pH Neutral, heavy metal absence and acid-free. It is manufactured within a mill which complies with the international environmental ISO 14001 standard.

This has been printed using an alcohol free process and the printing inks are made from vegetable oil and are non-hazardous from renewable sources. Over 90% of solvents and developers are recycled for further use and recycling initiatives are in place for all other waste associated with this production. The printers are FSC and ISO 14001 certified with strict procedures in place to safeguard the environment through all their processes and are working on initiatives to reduce their Carbon Footprint.

Designed and produced by MAGEE www.magee.co.uk

Tomkins

Registered office and corporate head office:

Tel: +44 (0)20 8871 4544
Fax: +44 (0)20 8877 9700
www.tomkins.co.uk

Events Occurring Subsequent to the Approval of the Company’s Annual Report on 24 February 2009

The following statement was issued by the Company on 12 May 2009:

Interim Management Statement

Tomkins, the global engineering and manufacturing group, sets out below its Interim Management Statement covering the period from 4 January 2009 to 11 May 2009, and provides an update on its outlook for the year ending 2 January 2010.

James Nicol, Chief Executive Officer, commented:
“Our performance continues to be adversely affected by the global economic slowdown and its negative impact on most of our end-markets. Management remains focused on implementing our restructuring initiatives, lowering costs, generating cash and executing our strategy, including expanding our green product offering and growing our engineering and services business. We expect performance in the first half of 2009 to remain weak, especially compared with the first half of 2008. I am pleased to announce that we have strengthened our financing position by extending the maturity of our committed bank funding to May 2012.”

Trading Update
Industrial & Automotive
During the first quarter of 2009, our Industrial and Automotive business group continued to see significant year-on-year declines in volumes on a global basis. The original equipment businesses were affected by plant shutdowns and short work weeks across many customers, and in the case of Chrysler and General Motors, concerns regarding their potential bankruptcy. For the 12 month period to 4 April 2009, sales in North America to Chrysler and General Motors accounted for 1.3% and 3.8% of the Group’s sales respectively, and the accounts receivable balances at 4 April 2009 were $8.4 million and $14.1 million respectively. The industrial aftermarket businesses were affected by reductions in overall industrial activity. However, our global automotive aftermarket continued to demonstrate its resilience and maintained sales in line with the first quarter of 2008.
Building Products
Revenues at our Air Systems Components business group were down marginally compared with the first quarter of 2008. Some softening in the US non-residential markets towards the end of the quarter was offset by contributions from acquisitions made in 2008. The residential businesses continued to experience challenging market conditions associated with the continued decline in US housing construction. Cost reduction initiatives continue to help mitigate the impact of reduced volumes.
Other Building Products experienced significant declines in the residential housing, recreational vehicle and manufactured housing markets, as previously indicated.
Project Eagle and Project Cheetah
We continue to make good progress with the execution of projects Eagle and Cheetah, having announced the closure of 12 facilities so far this year. We expect to realise the benefits of these projects throughout the year.
Financial Position (unaudited)
There was no material change in the financial position of the Group during the period. As at 4 April 2009, the Group’s net assets were $1,620.5 million (29 March 2008: $2,335.4 million, 3 January 2009: $1,739.3 million) and net debt was $582.8 million (29 March 2008: $682.6 million, 3 January 2009: $476.4 million).
The Group’s financing position is strong, with unsecured bonds totalling £400 million, of which £150 million matures in December 2011 and £250 million matures in September 2015. The Group also has a £400 million committed bank facility which matures in August 2010. We have recently extended our committed bank funding with a $450 million forward-start committed bank facility which matures in May 2012. We remain focused on cash flow generation by seeking incremental opportunities to reduce capital expenditure and improve working capital efficiency.

Outlook for the remainder of 2009
The Board expects that conditions in most of the Group’s end markets will continue to remain challenging throughout the remainder of 2009. Performance in the first half of 2009 is expected to be weak compared with the first half of 2008. However the second half of 2009 should show some easing on a comparable basis due to the benefits of our restructuring projects coupled with an anticipated slowdown in the rate of decline in many of our end-markets.
Industrial

North America (18.6% of Group sales)
Industrial markets in North America are expected to remain challenging throughout 2009, in both the original equipment and aftermarket sectors. For 2009, declines of around 20% are expected in these markets.

Europe (5.4% of Group sales)
European markets are expected to demonstrate a similar weakness to the North American markets.

ROW (5.8% of Group sales)
Industrial activity across the remainder of Tomkins’ geographic markets is expected to weaken year-on-year, partially offset by some early improvements in India and China.

Automotive Aftermarket

North America (10.7% of Group sales)
The North American automotive aftermarket is expected to remain broadly in line with prior year.

Europe (6.0% of Group sales)
The European automotive aftermarket is expected to demonstrate a similar trend to North America.

ROW (2.7% of Group sales)
Sales in the Group’s other geographies, most notably China and Brazil, are also expected to be broadly in line with prior year.

Automotive Original Equipment (“AOE”)

North America (8.8% of Group sales)
North American AOE production is expected to decline by around 30% in 2009. The first half of 2009 is expected to be negatively impacted by further plant shut downs announced at Chrysler and General Motors. Production volumes are expected to be down around 25% year-on-year in the second half of 2009, compared to a decline of 45% in the first half year-on-year.

Europe (5.5% of Group sales)
European AOE production is expected to decline by around 20% in 2009. Some benefits may arise from the impact of Government-backed scrapping programmes.

ROW (7.5% of Group sales)
AOE production in both China and India is expected to achieve mid single digit percentage growth in 2009, but production in Brazil is expected to decline by mid single digits on a percentage basis. Some benefits may arise from the impact of scrapping programmes in a number of these markets.

Non-Residential Construction (16.9% of Group sales)

US Non-Residential Construction is expected to decline by around 25% on a square foot basis, and around 20% on a value basis in 2009.

Residential Construction (9.2% of Group sales)

Residential Construction, as measured by housing starts, is expected to decline by around 30% in 2009.

Other markets include manufactured housing and recreational vehicles and in total account for 2.9% of Group sales. The share of Group sales shown is based on sales for the 12 months ended 4 April 2009.

Demand-side visibility remains challenging, with conditions in most of our end-markets remaining uncertain. However, the combined experience of our managers will enable us to continue to mitigate the impact of these difficult end-market conditions. Our strong balance sheet and continuing focus on cash and costs will position the business for recovery.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Forward-looking statements are identified by the words “expect”, “believe”, “intend”, “anticipate”, “estimate”, “will”, “may”, “could”, “should” and similar expressions.  Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions that any forward-looking statements made by the Company, including those made in this announcement in relation to the outlook for 2009, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted.  Risks and uncertainties that may affect the Group’s operations include, but are not limited to, those described in the Company’s Annual Report on Form 20-F and in other filings with the US Securities and Exchange Commission.  The Company disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

Tomkins plc hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TOMKINS plc

/s/ John Zimmerman

By: John Zimmerman
Chief Financial Officer

12 May 2009

Exhibits

1.1	Memorandum and Articles of Association of the Company.
4.1	The rules of the Tomkins Executive Share Option Scheme No. 3. (1)
4.2	The rules of the Tomkins Executive Share Option Scheme No. 4. (1)
4.3	Service Agreement, dated 11 February 2002 between Tomkins plc and James Nicol. (2)
4.4	Third Supplemental Trust Deed relating to the £750,000,000 EMTN Program dated 28 August 2003. (3)
4.5	Facility Agreement relating to the £400,000,000 multi-currency revolving credit agreement dated 9 February 2004. (3)
4.6	The rules of the Tomkins 2005 Sharesave Scheme. (4)
4.7	Terms and conditions of employment - John W. Zimmerman, dated 31 October 2007. (5)
8.1	List of principal trading subsidiaries of the Company. (6)
12.1	Certification of CEO pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of CFO pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of CEO and CFO pursuant to Rule 13a-14 (b) of the Securities Exchange Act of 1934 and 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Management’s Annual Report on Internal Control Over Financial Reporting
15.2	Attestation Report of Registered Public Accounting Firm
15.3	Report of Independent Registered Public Accounting Firm
15.4	Consent of Independent Registered Public Accounting Firm.

__________________________
(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended 30 April 2001.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended 30 April 2002.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended 3 January 2004.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended 1 January 2005.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended 29 December 2007.
(6)	Incorporated by reference to the section of the Company’s Annual Report on Form 20-F for the fiscal year ended 3 January 2009 entitled “Principal subsidiaries and associates”.