Form 20-F
period 2010-01-02
TOMKINS PLC
filed 2010-04-15
CIK 838877

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 2 January 2010

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

Ordinary Shares, nominal value 9c per share	884,196,772

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes ☐ No ☒

→	TOMKINS IS A GLOBAL ENGINEERING AND MANUFACTURING GROUP, WITH MARKET AND TECHNICAL LEADERSHIP ACROSS ALL OF ITS BUSINESS ACTIVITIES
→	TWO BUSINESS GROUPS:
–	INDUSTRIAL & AUTOMOTIVE (75% OF GROUP SALES)
–	BUILDING PRODUCTS (25% OF GROUP SALES)
→	FOCUS ON:
–	ENERGY-EFFICIENT AND GREEN PRODUCTS
–	EXPANDING SERVICE AND DISTRIBUTION CAPABILITIES

At the end of 2009,
Building Products
operated from 56 locations in seven countries and employed 7,145 people.

Building Products
Location of operations
(number)
North America	45
Europe	1
Asia	10

Industrial & Automotive
Location of operations
(number)
North America	41
Europe	15
Asia	41
Rest of the world	5

At the end of 2009,
Industrial & Automotive
operated from 102 locations in 23 countries and employed 18,293 people.

Special note regarding forward-looking statements

This Annual Report contains forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of the Exchange Act, including assumptions, anticipations, expectations and forecasts concerning the Group’s future business plans, products, services, financial results, performance, future events and information relevant to our business, industries and operating environments. When used in this document, the words ‘anticipate’, ‘believe’, ‘estimate’, ‘assume’, ‘could’, ‘should’, ‘expect’ and similar expressions, as they relate to the Group or its management, are intended to identify forward-looking statements. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. The forward-looking statements contained herein represent a good-faith assessment of our future performance for which we believe there is a reasonable basis. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in economic conditions that affect the markets we serve and the risks arising from restrictions on the availability of credit, the financial position of the major US automotive manufacturers, increased competition from low-cost producers, the cost and availability of production inputs, product liability claims and other risks described under ‘Principal risks and uncertainties’ on pages 34 to 37. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

These forward-looking statements represent our view only as of the date they are made and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

1
Annual Report

CONTENTS

DIRECTORS’ REPORT

Overview
2	Financial summary
3	Group strategy
4	Market overview
6	Chairman’s statement and Chief Executive’s review
8	Our businesses

Performance
12	Key performance measures
14	Operating and financial review
34	Principal risks and uncertainties
38	Corporate social responsibility

Governance
40	Board of Directors
42	Key governance principles
48	Internal control
50	Audit Committee report
52	Remuneration Committee report
62	Statement of Directors’ responsibilities

FINANCIAL STATEMENTS

Group
63	Independent auditors’ report
64	Consolidated financial statements prepared in accordance with IFRS

Company
135	Independent auditors’ report
136	Company financial statements prepared in accordance with UK GAAP
150	Principal subsidiaries and associates

ADDITIONAL INFORMATION

151	Explanation of key performance measures
160	Five-year summary
161	Shareholder information
172	Useful contacts
173	Financial calendar
174	Cross-reference to Form 20-F
177	Glossary

2

FINANCIAL SUMMARY

				Ongoing segments	(1)		Group
		Restated	(2)				Restated (2)
$ million, unless stated otherwise	2009	2008		Change		2009	2008
Continuing operations
Sales	4,143.6	5,301.1		(21.8)%		4,180.1	5,515.9
Adjusted operating profit(3)	262.9	404.8		(35.1)%		249.8	402.9
Adjusted operating margin(3)	6.3%	7.6%				6.0%	7.3%
Operating profit	117.7	37.4				84.7	66.9

Profit/(loss) before tax						38.4	(8.1)
(Loss)/earnings per share
– Diluted						(1.33)c	(7.34)c
– Adjusted diluted(3)						14.81c	25.96c
Proposed final dividend per share						6.50c	2.00c

Total operations
Trading cash flow(3) (4)						422.0	442.8
Cash outflow on restructurings						(69.3)	(16.3)
Net debt(3)						207.5	476.4

(1)	Ongoing segments excludes the Doors & Windows and Caps & Thermostats segments which have been exited.
(2)	Restated for an amendment to IFRS 2 ‘Share-based Payment’ (see note 2 to the consolidated financial statements).
(3)	Key performance measures are explained on pages 151 to 159.
(4)	‘Trading cash flow’ was previously referred to as ‘operating cash flow’.

→	Sales declined by 21.8% and adjusted operating profit declined by 35.1%.
→	Results positively impacted by restructuring initiatives and working capital management:
•	Ongoing adjusted operating margin improved to 8.0% in H2 2009 versus 4.6% in H1 2009.
•	Generated $422.0 million of trading cash flow.
•	Net debt reduced from $476.4 million to $207.5 million in the year.
→	Substantially completed major restructuring initiatives.
→	Reduced exposure to post-employment benefits by amending pension and healthcare plans in North America.
→	Acquisition of Koch Filter in February 2010, a $40 million revenue air filters business for Building Products.

3
Financial Summary and Group Strategy

GROUP STRATEGY

→	Maximising shareholder value through long-term sustainable growth.
→	Four key elements:

DRIVING TOP-LINE GROWTH

Our growth strategy is focused on three key initiatives which we execute both organically and through bolt-on acquisitions: (i) leveraging the global Gates brand and footprint by growing our service and distribution capabilities in the global industrial and automotive aftermarket end markets; (ii) expanding our presence in higher-growth emerging markets; and (iii) developing energy efficient, ‘green’ products which reduce emissions.

In July 2009, we acquired Hydrolink, a fluid engineering services provider to the oil and gas and marine sectors in the Middle East. Hydrolink expands our range of hydraulic hose applications and services. Annualised sales within the Gates Engineering & Services business (which is part of Fluid Power) are now approximately $100 million, and this area is a focus for further growth.

We recently completed the construction of a facility in Changzhou, China for Fluid Power, which became operational in early 2010. In Izmir, Turkey we started construction of our new Power Transmission facility, due to be completed and operational in the second quarter of 2010. We also opened a new service centre in Turkey and a new sales office in Houston for our Gates Engineering & Services business. A service centre in China will be opened in early 2010.

In November 2009, the European legislation for tyre pressure monitoring systems (‘TPMS’) on certain vehicles was finalised. This legislation mandates tyre pressure monitoring on new models introduced into the European market from 2012 and certain vehicles sold from 2014. Schrader Electronics, which has a market leading position in remote TPMS, continues to work with European manufacturers to prepare for this change, which is expected to double the market size for this product. We expect this to benefit the Schrader business from 2011 onwards. We also completed the construction of a new facility in India for our Schrader business, aimed at expanding our capacity to meet increasing demand from emerging markets and the replacement market.

During the year, we were involved with a number of projects to improve the energy efficiency of buildings, both within the public and private sectors. We commenced work with a major US retail chain to fit Energy Recovery Ventilators to over 200 stores, which is expected to save around 20% of their total heating and cooling costs. We completed the first phase of the Dubai Metro project, worth over $1 million, and in Australia, supplied a major tunnel project with industrial tunnel fire dampers, worth over $3 million. In total, we won over $25 million of infrastructure-related contracts to commence in 2010, including a project in Australia worth around $10 million, and a further $4 million contract to supply nuclear facilities with Ruskin’s damper products.

MANAGING THE COST BASE

During 2009, we substantially completed our restructuring initiatives, Project Eagle and Project Cheetah, by closing 25 facilities during the year and reducing headcount under these initiatives by 4,300. We incurred net cash costs of $69.3 million and restructuring charges of $144.1 million. We expect further net cash costs of around $65 million and restructuring charges of around $12 million in 2010 in relation to the previously announced closure of another three facilities. We expect that, along with the recent disposal of the Group’s non-core businesses, our restructuring initiatives will help us to achieve double-digit margins in the medium term.

Rigorous expense management throughout the Group remains a high priority.

MANAGING THE BALANCE SHEET

We manage the Group’s balance sheet with two main objectives: (i) to maximise shareholder value whilst retaining flexibility to take advantage of opportunities that arise to grow the business; and (ii) to maintain an investment-grade credit rating.

In 2009, we extended the maturity of our committed bank funding, with a $450 million forward-start facility that expires in May 2012. Our existing facility of £400 million expires in August 2010. The facility is used periodically, mainly for working capital purposes. During the year, the maximum amount drawn down on the facility was $136.7 million, and the facility was undrawn at the end of 2009.

In 2009, we reduced net debt by $268.9 million to $207.5 million. Our trading cash flow of $422.0 million was after net restructuring cash costs of $69.3 million and net capital expenditure of $110.1 million. The Group has been successful in reducing inventory by $214.6 million this year, with overall working capital reduced by $244.0 million. Working capital management is a key focus for the Group, and we anticipate a further small improvement in working capital in 2010.

The Group made certain amendments to its North American pension and post-retirement healthcare plans, which gave rise to a $63.0 million decrease in the associated deficits.

Our strong balance sheet and available cash provides us with the flexibility to make bolt-on acquisitions to enhance growth and provide returns to shareholders. We continue to develop acquisition opportunities within our areas of strategic focus, and to invest organically in research and development, new facilities and service centres. We will continue to evaluate the most efficient use of our cash resources, and to allocate these in the way which maximises return to shareholders.

RESHAPING THE PORTFOLIO

We continue to focus on expanding our engineering services capabilities, and in the second half of this year, we completed the acquisition of Hydrolink, which extends our capabilities in the oil and gas market.

Within Building Products, we acquired the remaining 40% of Rolastar, an Indian ducting manufacturer, having acquired the initial 60% in February 2008. Our associate in the UAE, Ruskin Titus Gulf, became operational and was awarded several large infrastructure projects.

In February 2010, we acquired Koch Filter, a manufacturer of air filters for the non-residential filtration replacement market with revenues of approximately $40 million. Koch Filter builds on our filtration capabilities, which were established with the acquisition of Trion in 2008, and builds on our green product strategy and investment in capital light businesses, with a focus on the replacement market.

We continue to look for opportunities, both organic and acquisitions, to expand our Gates and Air Distribution businesses in new regions and new products.

During the third quarter, the closure of Philips Doors and Windows was completed.

4

MARKET OVERVIEW

industrial & automotive

Industrial – Key market drivers:

→	Industrial activity
→	Industrial capital expenditure
→	Commodity prices and production
→	Agricultural activity

Automotive – Key market drivers:

→	Automotive production
→	Automotive replacement
→	Average age of cars in use
→	Number of cars in use
→	Car usage (measured by miles driven)
→	Oil and fuel prices

Key market trends:

Industrial OE and replacement (28.3% of ongoing Group sales)

→	US industrial production declined on average by 10% in 2009.
→	European industrial production declined on average by 14% in 2009.
→	Industrial production in India and China increased by 7% and 12% respectively in 2009.

Automotive aftermarket (22.9% of ongoing Group sales)

→	Lower gasoline prices.
→	Miles driven higher in the second half of 2009 compared to the first half of 2009.
→	Destocking appears to be complete.

Automotive OE (22.6% of ongoing Group sales)

→	North American auto production declined by 32% in 2009, with global volumes down 13%.
→	North American auto production improved by 46% in the second half compared to the first half of 2009.
→	European auto production declined by 20% in 2009.
→	Auto production in India, China and Brazil increased by 17%, 47% and 2% respectively.

Global automotive production

Industrial production

US miles driven

5
Market Overview

building products

Building Products – Key market drivers:

→	Residential housing starts
→	Square feet of construction
→	Construction value
→	Architectural billings
→	Office vacancy rates

Key market trends:

Non-residential construction (16.5% of ongoing Group sales)

→	Non-residential construction declined by 46% by area and 33% by value (as measured by Dodge).
→	Office vacancy rates in the US are continuing to rise, implying further contraction in activity.
→	The US Architectural Billings Index remained below 50, implying contraction continuing into 2010.
→	Increasing focus on ‘green’ buildings through demand for LEED-certified buildings.

Residential construction (8.0% of ongoing Group sales)

→	Residential construction declined by 30% by area and 31% by value (as measured by Dodge).
→	Annual housing starts in the US were 554,000 units in 2009, a decline of 39% compared to 2008.
→	Inventories of unsold homes in the US decreased, standing at 7.2 months for existing homes and 8.1 months for new homes at the end of 2009.
→	House prices in the US rose month-on-month in the second half of the year, but remained below 2008 levels.

US housing starts

US non-residential construction

6

CHAIRMAN’S STATEMENT AND CHIEF EXECUTIVE’S REVIEW

Dear shareholder,

2009 was another challenging year for Tomkins. The severe financial crisis in the first half of the year caused extended plant shutdowns and extensive destocking in most of the Group’s markets. Industrial markets declined significantly, particularly the OE markets. The US automotive aftermarket continued to demonstrate its resilience, with demand supported by lower gasoline prices and increasing miles driven. The automotive OE market was down 13% globally in 2009, with North American production down 32%. US non-residential construction declined by 46% on a square footage basis and 33% on a value basis. The US residential construction market declined for the fourth consecutive year and now stands 73% below the peak in 2005, as measured by housing starts. This market declined by 39% in 2009 alone, to reach 554,000 housing starts. However, the second half of the year saw stabilisation across some of our markets, with a recovery in volumes in the automotive OE markets, strong growth in our emerging markets and stabilisation in the industrial replacement and residential construction markets.

Weak economic fundamentals, such as low levels of consumer and business confidence, combined with lack of credit and availability of cash, still continue to constrain demand. Any recovery is expected to be slow, particularly in Europe. Emerging economies, such as China, India and Brazil, are expected to remain strong, and to continue to grow by high single digit percentages.

During the year, we implemented and substantially completed our restructuring initiatives, which include Project Eagle and Project Cheetah. As well as reducing our capacities in developed regions, these initiatives were aimed at expanding our footprint in higher growth regions and, as such, we have completed new facilities in China and India in 2009 and will open a new facility in Turkey in 2010.

Results

Sales were $4,180.1 million in 2009 (2008: $5,515.9 million), a decline of 24.2%. Most of the Group’s end markets weakened significantly, particularly in the first half of the year, which caused a corresponding decline in sales volumes across the Group.

Adjusted operating profit was $249.8 million in 2009 (2008: $402.9 million), down 38.0% largely due to the effect of reduced sales volumes.

The Group’s adjusted operating margin was 6.0% in 2009 compared with 7.3% in 2008.

Cash generated from operations was $532.1 million (2008: $628.7 million). Trading cash flow decreased by $20.8 million to $422.0 million (2008: $442.8 million). Net debt was reduced in the year by $268.9 million to $207.5 million.

In 2009, the Group incurred a diluted loss per share on continuing operations of 1.33 cents (2008: loss of 7.34 cents). Adjusted diluted earnings per share were 14.81 cents (2008: 25.96 cents).

Dividend

The Board proposes a final dividend for 2009 of 6.50 cents per share, making a total dividend for the year of 10.00 cents per share. Looking forward, the Board will seek to resume its progressive dividend policy as soon as results and market conditions allow.

Subject to approval by shareholders at the AGM on 1 June 2010, the final dividend will be paid on 10 June 2010 to shareholders on the register as at the close of business on 7 May 2010.

Highlights 2009

The Group made good progress against its key priorities:

–	Substantially completed its restructuring initiatives, Projects Eagle and Cheetah.
–	Completed the acquisition of Hydrolink within the Gates Engineering & Services business.
–	Reduced working capital by over $240 million.
–	Completed a forward-start committed bank facility, extending the maturity of our bank facilities to 2012.
–	Maintained a strong balance sheet, supported by good working capital management and reductions in capital expenditure.

“The stabilisation in some of our end markets enabled the Group to achieve higher sales, adjusted operating profit and cash flow in the second half of 2009 compared with the first half of 2009. Our focus on working capital management, combined with our cost reduction and restructuring initiatives drove a trading cash flow of $422.0 million and enabled a reduction in net debt to $207.5 million at the end of the year.”		7
Chairman’s Statement and Chief Executive’s Review

Strategy

Our growth strategy is focused on three key initiatives which we execute both organically and through bolt-on acquisitions: (i) leveraging the global Gates brand and footprint by growing our service and distribution capabilities in the global industrial and automotive aftermarket end markets; (ii) expanding our presence in higher-growth emerging markets; and (iii) developing energy-efficient, ‘green’ products which reduce emissions. A summary of our strategic priorities and progress is set out on page 3.

Corporate Social Responsibility

CSR remains an integral part of our everyday business practices and one of the drivers of our success. Corporate governance at Tomkins is recognised to be amongst the best in class. We continue to address the demands of the challenging regulatory environment and place a strong emphasis on corporate governance in all our activities. The health and safety of our employees and those people and communities who are affected by our operations is of utmost importance to us. Our health and wellness programme entered its second year, aimed at improving the wellness level of the employees, increasing productivity and promoting loyalty and collaboration worldwide. We completed the roll out of our supplier charter, which is now incorporated into the terms of all our companies’ purchase orders. Looking forward, we will continue to implement our CSR strategy, focusing in 2010 on our key priorities of:

•	Further improving our safety performance
•	Wellness of employees
•	Understanding and managing our environmental and climate change impacts
•	Recruiting and retaining talented people

Outlook

Although a number of our end markets appear to have stabilised, there remains uncertainty about the strength and timing of any recovery. We expect any recovery to be towards the latter part of 2010. We set out below our current expectations for our end markets for 2010 compared to 2009. The share of Group sales shown is based on sales of ongoing segments in 2009.

Industrial (28.3% of Group sales)

•

North America (17.7% of Group sales) North American industrial OE markets are expected to grow gradually by low to mid-single digit percentages, benefiting from the ending of destocking and recovery of economic activity. North American industrial replacement markets are expected to grow by mid-single digit percentages.

•	Europe (4.7% of Group sales) Industrial activity in Europe is expected to demonstrate a similar trend to North America.
•	Rest of the world (5.9% of Group sales) Industrial activity across the remainder of our geographic markets is expected to grow by double-digit percentages.

Automotive aftermarket (22.9% of Group sales)

The automotive aftermarket in North America and Europe is expected to be broadly flat in 2010. In Asia, the aftermarket is expected to grow by high single digit percentages.

Automotive OE (22.6% of Group sales)

•	Global

The global automotive OE market is expected to grow by around 10%, to around 60.0 million units.

•	North America (8.8% of Group sales) North American automotive OE production is expected to grow from 8.6 million units to around 10.0 million units in 2010.
•	Europe (5.5% of Group sales)

European automotive OE production is expected to remain flat at around 16.5 million units in 2010.

•

Rest of the world (8.3% of Group sales)

The Group’s other major geographic markets comprising China, India and Brazil, are expected to grow from 16.3 million units to around 18.5 million units in 2010.

Non-residential construction (16.5% of Group sales)

•	US non-residential construction is expected to decline by around 10-15% on both a square foot basis and a value basis.

Residential construction (8.0% of Group sales)

•

US residential construction is expected to improve, with housing starts expected to reach around 625,000 units in 2010. In the first half of 2010, housing starts are expected to be broadly flat compared with the second half of 2009, with an improvement in the second half of the year.

Other markets include manufactured housing and recreational vehicles and in total account for 1.7% of Group sales.

We believe that the actions of our managers in executing our restructuring plans have positioned the Group well to take advantage of any recovery in our end markets.

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

8

industrial & automotive

OUR BUSINESSES

The Industrial & Automotive business group manufactures a wide range of systems and components for the industrial and automotive markets, principally through its four ongoing operating segments: Power Transmission, Fluid Power, Sensors & Valves and Other Industrial & Automotive. I&A has corporate offices in the US and Canada. It supplies a wide variety of industries, including the transportation, energy and natural resources and agricultural markets. Our products are sold through a range of distribution channels: direct to customers (principally for the OE market) and through distributor channels (principally for the aftermarket business). The primary raw materials used by I&A are rubber materials, steel and a range of fibres and fabrics, all of which are principally sourced locally.

POWER TRANSMISSION

Power Transmission provides solutions for the transfer of energy. Products range from highly-engineered rubber and polyurethane belts (accessory drive and synchronous timing belts) and accessories (pulleys and tensioners) to energy-saving oil pumps and carrier systems. Power Transmission is a globally-integrated business, sharing technology, research and development and resources across its operations in 21 countries. It is managed through local offices in North and South America, Europe and Asia.

In 2009, 37.5% of Power Transmission’s sales were to the automotive aftermarket, while 39.3% were to the automotive OE market. Sales to the industrial replacement market were 14.1%, with the remaining 9.1% of sales made to the industrial OE market.

Gates is the world’s largest manufacturer of power transmission belts for problem-solving applications. Its products are sold direct to industrial and automotive OEMs and through a global network of dealers.

Gates Stackpole is a Canadian-based manufacturer of powertrain components, systems, assemblies and powder metal components, primarily for use in automotive engines and transmissions.

Key brand

→	Sales	$1,763.4 million
→	Adjusted operating margin	12.0%
→	% ongoing Group sales	42.5%

Sales by destination 2009

FLUID POWER

Fluid Power provides fluid transfer and hydraulic solutions, mainly to the industrial replacement market (49.6% of 2009 sales), industrial OE market (27.3% of 2009 sales), and automotive aftermarket (22.9% of 2009 sales).

Products include hydraulic products, couplings, transfer hose, engine hose and assemblies.

In addition to its manufacturing and distribution capabilities, Fluid Power provides on-site servicing and maintenance solutions, mainly to the oil and gas industry through its operations in the Middle East and Singapore through its Gates Engineering & Services business. Fluid Power serves customers across North and South America, Europe, Asia and the Middle East, with a presence in 19 countries.

Key brand

→	Sales	$588.7 million
→	Adjusted operating margin	(2.0)%
→	% ongoing Group sales	14.2%

Sales by destination 2009

9
Our Businesses

Industrial – Top five customers:

(% of Group sales)
– Motion Industries	1.8%
– Redneck Trailer Supplies	1.0%
– John Deere	0.9%
– Jayco	0.8%
– JCB	0.4%

Automotive – Top five customers:

(% of Group sales)
– General Motors	5.0%
– NAPA	3.7%
– Ford	2.9%
– Renault-Nissan	2.1%
– O’Reilly	1.8%

SENSORS & VALVES

Sensors & Valves incorporates the Schrader Electronics and Schrader International businesses, which provide a range of fluid and gas sensing and monitoring solutions, including TPMS, wheel and tyre valves, air conditioning valves and inflating gauges. Products are sold primarily into the automotive OE market (74.5% of 2009 sales) and into the automotive aftermarket (20.7% of 2009 sales) for repairs and accessories.

Schrader Electronics, which is based in Northern Ireland, is a technology leader in TPMS, which allows drivers to monitor remotely their vehicle’s tyre pressure using electronic sensors attached to the tyre valves. The business has been awarded contracts with many of the leading automotive manufacturers and is currently working with other Group companies to develop further applications of its sensing capabilities.

Schrader International companies manufacture a range of automotive products including gauges and valves, mainly in the US, Europe and Asia.

This segment was previously named ‘Fluid Systems’.

Key brands

→	Sales	$313.6 million
→	Adjusted operating margin	0.0%
→	% ongoing Group sales	7.6%

Sales by destination 2009

OTHER INDUSTRIAL & AUTOMOTIVE

Other I&A is primarily comprised of three businesses:

–

Dexter Axle, which produces axles and chassis components for the utility trailer, recreational vehicle and highway trailer markets primarily in the US. The business sells direct to OEMs and through distributors, contributing 54.9% of Other I&A’s 2009 sales;

–	Ideal, which manufactures speciality hose clamps primarily for the aftermarket, principally in the US, Mexico and China under a variety of brands (19.8% of 2009 sales); and
–

Plews, which designs, manufactures and distributes a broad range of automotive parts and tools such as lubrication, air hose and other aftermarket accessories, principally in the US market (13.6% of 2009 sales).

Other businesses within this segment accounted for the remaining 11.7% of Other I&A’s 2009 sales.

Key brands

→	Sales	$463.4 million
→	Adjusted operating margin	5.5%
→	% ongoing Group sales	11.2%

Sales by destination 2009

10	building products

OUR BUSINESSES

The Building Products business group manufactures a wide range of air distribution products and systems, and bathware products (baths, shower cubicles and luxury whirlpools) for the residential construction and commercial construction industries. Its range of products places the business group as one of the largest manufacturers of air distribution products in the US. Building Products sells its products through a range of distribution channels, principally to suppliers to the construction industry, building contractors, OE manufacturers and retailers for both the new build and refurbishment sectors. Over 90% of sales are to the North American markets, but there is an increasing customer base in India, Thailand, China, Europe and the Middle East. The primary raw materials used by the business group are steel, aluminium, resin and fibreglass.

AIR DISTRIBUTION

The Air Distribution operating segment provides air distribution solutions for the HVAC industry. Products include ducting, louvres, grilles, registers, diffusers, dampers, smoke vents and chimney products. In 2009, 72.3% of the segment’s sales were made to the commercial and industrial markets, with 27.7% to the residential market. Across both the residential and non-residential markets, new build sales account for around 78% of sales, with the remainder accounted for by refurbishment.

During 2009, 93% of this segment’s products were sold in North America, with customers in the UK and India accounting for a further 5% of its sales. The majority of Air Distribution’s sales pass through manufacturers’ representatives or are sold through wholesalers. The balance of sales are made direct to OEMs, national accounts and retail customers.

Air Systems Components designs and manufactures a range of air system products for industrial, institutional and commercial applications.

Ruskin produces and markets commercial and industrial air system components. Ruskin Air Management, a UK business, supplies markets in Europe, while Ruskin Titus Gulf, our associate operation in the Middle East, markets its products in the UAE and across the Gulf region.

The Hart & Cooley Group, which includes Selkirk, supplies the residential and light commercial markets in the US, Canada and Mexico, marketing its products primarily through wholesale distributors and retail customers.

This segment was previously named ‘Air Systems Components’.

→	Sales	$874.2 million
→	Adjusted operating margin	8.9%
→	% ongoing Group sales	21.1%

Sales by destination 2009

Key brands

11
Our Businesses

Air Distribution – Top five customers:

(% of Group sales)
– Tom Barrow	0.7%
– York International	0.6%
– Home Depot	0.5%
– Norman S Wright	0.5%
– Carrier Group	0.4%

Bathware – Top five customers:

(% of Group sales)
– Home Depot	0.9%
– Ferguson Enterprises	0.5%
– WinWholesale	0.2%
– Hajoca	0.2%
– Morrison Supply	0.1%

BATHWARE

Bathware comprises Aquatic, a leading manufacturer of bath tubs, shower enclosures and an extensive range of luxury whirlpools in the US. Aquatic manufactures around one quarter of all baths in the US. In 2009, 63.3% of Bathware’s sales were made to the residential market, with a further 26.6% made to retail customers. The remaining 10.1% of sales were to institutional customers such as hospitals and care facilities.

Bathware operates from manufacturing plants and distribution warehouses across the US with national distribution to home centres and wholesalers. It also supplies standard and customised products for hotel and resort developments internationally.

In January 2010, the operations of Lasco Bathware and Aquatic Industries were merged and renamed Aquatic.

This segment was previously named ‘Other Building Products’.

→	Sales	$140.3 million
→	Adjusted operating margin	(6.2)%
→	% ongoing Group sales	3.4%

Sales by destination 2009

Key brands

KEY PERFORMANCE MEASURES

We assess the financial performance of our businesses using a variety of measures. Certain of these measures are particularly important and we have termed them ‘key performance measures’. We refer to these measures in the Directors’ Report and use them in presentations to investors. Some of these measures are termed ‘non-GAAP’ measures because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS.

A summary of each of the key performance measures and how we use them is presented below. A detailed explanation of each of the measures, how they are calculated and, in the case of the non-GAAP measures, reconciliations to the most directly comparable GAAP measures and a discussion of their limitations, is presented on pages 151 to 159.

We assess the non-financial performance of our businesses using measures that are discussed under the heading ‘Corporate Social Responsibility’ on pages 38 and 39.

What is it?	How do we use it?	Link to our strategy

Adjusted operating profit represents operating profit before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either year on year or with other businesses. Adjusted operating profit is a non-GAAP measure when presented on a consolidated basis.

	We use adjusted operating profit to measure the trading performance of our businesses.	Driving top-line growth Managing the cost base

Adjusted operating margin represents adjusted operating profit expressed as a percentage of sales. Adjusted operating margin is a non-GAAP measure when presented on a consolidated basis.	We use adjusted operating margin to measure the success of our businesses in managing their cost base and improving profitability.	Driving top-line growth Managing the cost base

We define the underlying change in a performance measure as the year-on-year change excluding the effect of exchange rate fluctuations on the translation into US dollars of the results of certain of the Group’s operations and the contribution before organic growth of businesses that were acquired or disposed of during the current and prior years. Underlying changes in sales and adjusted operating profit are non-GAAP measures.

	We use the underlying change in sales and adjusted operating profit to measure the organic growth of our businesses relative to each other, to our end markets and to our competitors.	Driving top-line growth Managing the cost base Reshaping the portfolio

Adjusted EPS is a non-GAAP measure that is based on earnings from continuing operations adjusted for the specific items excluded from operating profit in arriving at adjusted operating profit and the tax effects of those items.

Adjusted EPS is useful in assessing the Group’s ability to generate earnings and provides a basis for assessing the value of the Company’s ordinary shares (for example, by way of price earnings multiples).

Driving top-line growth Managing the cost base

(1)      Continuing operations

13
Key Performance Measures

What is it?	How do we use it?	Link to our strategy

Trading cash flow is a non-GAAP measure that represents cash generated from operations less net capital expenditure (cash outflows on the purchase of property, plant and equipment and non- integral computer software, less proceeds on the disposal of property, plant and equipment).

	We use trading cash flow as a measure of the cash generated by our businesses from their trading activities.	Driving top-line growth Managing the cost base Managing the balance sheet

Cash conversion is a non-GAAP measure that represents trading cash flow before cash outflows relating to restructuring projects, expressed as a percentage of adjusted operating profit.	We use cash conversion as a measure of the efficiency of our businesses in converting their trading results into cash.	Managing the balance sheet

Average operating working capital (the thirteen-month end average of operating working capital) expressed as a percentage of sales.	We use average operating working capital as a percentage of sales to measure the efficiency of our businesses in managing their working capital levels.	Managing the balance sheet

Net capital expenditure expressed as a multiple of the depreciation expense for property, plant and equipment and the amortisation expense for non-integral computer software.	We use net capital expenditure: depreciation to monitor the level of replacement of the productive assets of our businesses in accordance with our capital allocation strategy.	Managing the balance sheet Managing the cost base

Free cash flow is a non- GAAP measure that represents trading cash flow net of cash flows in relation to tax, interest and certain other items (principally dividends received from associates and cash flows involving minority shareholders).

	We use free cash flow as a measure of the cash generated from the Group’s operations that is available to return to shareholders, to fund strategic acquisitions or to reduce borrowings.	Managing the balance sheet Reshaping the portfolio

Net debt represents the net total of bank overdrafts, bank and other loans, finance lease obligations and the carrying amount of derivatives used to hedge the Group’s translational exposures, less cash and cash equivalents and collateralised cash (included in trade and other receivables).

	We use net debt as a measure of the Group’s liquidity and in assessing the strength of the Group’s balance sheet.	Managing the balance sheet

(2)	Total operations
(3)	Trading cash flow’ was previously referred to as ‘operating cash flow’

“During the difficult economic conditions of 2009, we took a number of actions to protect the business by reducing the cost base and strengthening the balance sheet. These actions have positioned us well to capitalise on profitable growth opportunities and generate higher operating margins.”

OPERATING AND FINANCIAL REVIEW

Operating results

Introduction

During 2009, changes were made to the Group’s internal reporting structure to assist the Board in focusing on the performance of the Group’s ongoing businesses. Distinction is now drawn between those of the Group’s continuing operations that are ongoing and those that have been exited but do not meet the conditions to be classified as discontinued operations. An explanation of the changes is provided in note 4 to the consolidated financial statements. Comparative information for 2008 and 2007 has been re-presented to reflect these changes.

At the beginning of 2009, we adopted an amendment to IFRS 2 ‘Share-based Payment’. Comparative figures presented throughout the Operating and Financial Review have been restated to reflect the retrospective application of the amendment, which had the effect of reducing the Group’s operating profit by $0.5 million in 2008 and by $0.3 million in 2007.

We assess the financial performance of our businesses using a variety of measures. Certain of these measures are particularly important and we have termed them ‘key performance measures’. We refer to these key performance measures, which include ‘non-GAAP measures’, throughout the Operating and Financial Review. An explanation of each key performance measure is provided on pages 151 to 153. Reconciliations of operating profit to adjusted operating profit for the Group as a whole and for each ongoing segment, and an analysis identifying the underlying change in sales and adjusted operating profit for each ongoing segment are presented on pages 154 to 158.

2009 compared with 2008

Continuing operations

			2009			2008
	Ongoing	Exited		Ongoing	Exited
$ million, unless stated otherwise	segments	segments	Total	segments	segments	Total
Sales
Industrial & Automotive	3,129.1	–	3,129.1	3,980.6	80.2	4,060.8
Building Products	1,014.5	36.5	1,051.0	1,320.5	134.6	1,455.1
Total	4,143.6	36.5	4,180.1	5,301.1	214.8	5,515.9

Adjusted operating profit/(loss)
Industrial & Automotive	226.1	–	226.1	349.4	10.3	359.7
Building Products	69.1	(13.1)	56.0	92.4	(12.2)	80.2
Corporate	(32.3)	–	(32.3)	(37.0)	–	(37.0)
Total	262.9	(13.1)	249.8	404.8	(1.9)	402.9

Adjusted operating margin
Industrial & Automotive	7.2%	–	7.2%	8.8%	12.8%	8.9%
Building Products	6.8%	(35.9)%	5.3%	7.0%	(9.1)%	5.5%
Total	6.3%	(35.9)%	6.0%	7.6%	(0.9)%	7.3%

15
Operating and Financial Review

Sales

Sales from continuing operations were $4,180.1 million (2008: $5,515.9 million), a decline of 24.2%. Most of the Group’s end markets weakened significantly, particularly in the first half of the year, which caused a corresponding decline in sales volumes across the Group. Sales fell by $247.4 million compared with 2008 due to changes in average currency exchange rates. Sales were reduced by $79.5 million due to the disposal of Stant and Standard-Thomson, but this was partially offset by the contribution of recent acquisitions which added $26.4 million to sales compared with 2008. On an underlying basis, sales were down $1,035.3 million, or 20.0%, compared with 2008.

Group sales bridge

Cost of sales

Cost of sales was $2,995.9 million in 2009 compared with $4,023.7 million in 2008. Cost of sales may be analysed as follows:

$ million, unless otherwise stated	2009	2008
Inventory brought forward	772.4	799.8
Production costs incurred:
– Raw materials	1,519.7	2,326.5
– Direct labour costs	317.9	462.2
– Other direct costs	128.3	201.1
– Depreciation	153.5	183.7
– Other overheads	661.5	878.5
	2,780.9	4,052.0
Acquisitions	7.5	12.4
Disposals	–	(16.8)
Currency translation differences	25.9	(51.3)
	2,814.3	3,996.3
Inventory carried forward	(590.8)	(772.4)
Cost of sales	2,995.9	4,023.7

Gross margin	28.3%	27.1%

During 2009, the Group reduced its production levels in response to declining sales volumes and in order to reduce inventory in support of management’s continuing effort to control working capital levels. Also during 2009, the Group benefited from reductions in its cost base resulting from projects Eagle and Cheetah. Due to the combination of these factors, raw material, direct labour and other direct costs incurred each declined by more than 30% in 2009 compared with 2008. Depreciation was 16.4% lower than in 2008, reflecting the impact of restructuring initiatives during 2009, the impairment of property, plant and equipment that was recognised in 2008 and management’s strict control over capital expenditure levels. Other overheads incurred were 24.7% lower than in 2008.

Overall, the gross margin increased from 27.1% in 2008 to 28.3% in 2009.

Distribution costs

Distribution costs were $464.8 million in 2009 compared with $584.5 million in 2008, down 20.5%. Distribution costs fell in response to lower sales volumes and lower energy costs.

Administrative expenses

Administrative expenses were $480.4 million in 2009 compared with $513.3 million in 2008, down 6.4%. Administrative expenses declined principally due to headcount reductions, lower property costs and reduced professional and consultancy fees.

Impairments

In 2009, the Group recognised impairments amounting to $73.0 million, comprising $18.9 million on goodwill and intangible assets arising on acquisitions, $38.6 million on assets that have become impaired as a consequence of the Group’s restructuring initiatives and $15.5 million on receivables held in relation to the disposal of businesses in prior years.

In 2008, impairments amounted to $342.4 million, of which $228.6 million related to goodwill and $113.8 million to property, plant and equipment, largely as a result of the significant deterioration during 2008 of the North American automotive OE and US residential construction markets.

Restructuring costs

Restructuring costs arise from major projects undertaken to rationalise the Group’s operations and to improve its cost competitiveness.

In 2009, restructuring costs amounted to $144.1 million and principally related to the restructuring of the Group’s manufacturing operations under projects Eagle and Cheetah. We expect to recognise further costs of approximately $12 million and a net cash outflow of approximately $65 million to complete these projects in 2010.

In 2008, restructuring costs were $26.0 million and largely related to the closure of manufacturing facilities and the outsourcing of information technology services.

Net gain on disposals and on the exit of businesses

During 2009, the Group recognised a net gain of $0.2 million in relation to the disposal of businesses in prior years. In 2008, a gain of $43.2 million was recognised on the disposal of Stant and Standard-Thomson.

OPERATING AND FINANCIAL REVIEW (CONTINUED)

Gain on amendments to post-employment benefit plans

With effect from 30 September 2009, the Group closed its principal defined benefit pension plans in the US and Canada to future service accrual and the deferred pension benefits accrued under those plans were frozen, based on the pensionable salaries of participating employees at that date. In addition, the Group closed the Gates post-retirement healthcare plan in the US to employees who had not retired by 31 December 2009 and reduced the benefits payable to existing beneficiaries.

As a result of these amendments, the Group recognised a gain of $63.0 million, of which $35.3 million related to pensions and $27.7 million to healthcare benefits.

Share of loss of associates

In 2009, the Group’s share of the loss after tax of its associates was $0.4 million (2008: loss of $2.1 million).

Operating profit

Operating profit was $84.7 million in 2009 compared with $66.9 million in 2008.

Adjusted operating profit was $249.8 million (2008: $402.9 million), down 38.0%, due largely to the effect of reduced sales volumes. Adjusted operating profit fell by $21.1 million compared with 2008 due to changes in average currency exchange rates, principally the weakening of sterling and the Mexican peso against the US dollar. Disposals reduced adjusted operating profit by $10.3 million compared with 2008. On an underlying basis, adjusted operating profit was down $120.1 million, or 32.3%, compared with 2008.

The Group’s adjusted operating margin was 6.0% in 2009, compared with 7.3% in 2008. Although the margin fell in the first half of 2009, it recovered in the second half of the year, reflecting the effect of improving sales and the reduction in the Group’s cost base that has resulted from our restructuring initiatives.

General price inflation in countries where the Group has its most significant operations remained at a low level during 2009 and the impact of inflation was not material to the Group’s operating results.

Group adjusted operating profit bridge

Net finance costs

Net finance costs were $46.3 million (2008: $75.0 million). Net interest payable on net borrowings was lower at $38.6 million (2008: $47.1 million) due to lower average net debt and lower average interest rates during 2009 compared with 2008.

In 2009, the net finance cost recognised in relation to post-employment benefits was $7.4 million (2008: $2.9 million) as follows:

	2009	2008
	$m	$m
Interest cost on benefit obligation	70.0	78.4
Expected return on plan assets	(62.6)	(75.5)
Net finance cost	7.4	2.9

Other finance expense was $0.3 million (2008: $25.0 million), which principally related to gains and losses on financial instruments held by the Group to hedge its currency translation exposures that either did not qualify for hedge accounting or in respect of which there was hedge ineffectiveness.

Income tax expense

In 2009, the income tax expense attributable to continuing operations was $28.5 million (2008: $38.4 million) on a profit before tax of $38.4 million (2008: loss before tax of $8.1 million).

After adjusting for the items excluded from operating profit in arriving at adjusted operating profit and the tax attributable to those items, the income tax expense was $51.0 million (2008: $80.8 million) on a profit before tax of $203.5 million (2008: $327.9 million). On this basis, the Group’s effective tax rate was 25.1% (2008: 24.6%) and is expected to be approximately 25% in 2010.

Minority interests

In 2009, the profit after tax attributable to minority shareholders in subsidiaries not wholly-owned by the Group was $21.6 million (2008: $18.1 million).

(Loss)/earnings per share

In 2009, there was a loss from continuing operations attributable to equity shareholders of $11.7 million (2008: loss of $64.6 million) and the loss per share from continuing operations was 1.33 cents (2008: loss per share of 7.34 cents).

Earnings for the purposes of calculating adjusted earnings per share are adjusted for the items excluded from adjusted operating profit and the tax attributable to those items. On this basis, there was a profit from continuing operations attributable to equity shareholders of $130.9 million (2008: $229.0 million). Adjusted diluted earnings per share were 14.81 cents (2008: 25.96 cents).

Dividend

The Board proposes a final dividend for 2009 of 6.50 cents per share, which, based on the number of shares currently in issue, will amount to $57.4 million. When taken together with the interim dividend of 3.50 cents per share that was paid in November 2009, the total dividend proposed for 2009 is 10.00 cents per share (2008: 13.02 cents per share). The Board will seek to resume its progressive dividend policy as soon as the Group’s results and market conditions allow.

17
Operating and Financial Review

Ongoing segments

Overview

Sales from ongoing segments in 2009 were $4,143.6 million (2008: $5,301.1 million), a decline of 21.8%. In the second half of 2009, sales increased by 10.6% compared with the first half. I&A’s sales were 16.2% higher in the second half of the year compared with the first half, mainly due to improvements in the automotive OE markets and industrial replacement markets, though industrial OE markets remained weak and the automotive aftermarket was broadly flat. On the same basis of comparison, Building Products’ sales were down 4.8% in the second half as relative stability in sales to the residential markets was more than offset by declining sales to the non-residential market, which comprised 67% of Building Products’ sales in 2009.

Adjusted operating profit from ongoing segments in 2009 was $262.9 million (2008: $404.8 million), a decline of 35.1% due to lower sales volumes that were partially offset by the benefits of restructuring initiatives completed in 2009 and price increases implemented in 2008. The adjusted operating margin was 6.3% in 2009, compared with 7.6% in 2008. While the margin declined in the first half of 2009, it recovered in the second half. In I&A, the margin increased from 5.2% in the first half to 9.0% in the second half and, despite the further fall in sales volumes, it increased from 5.8% in the first half to 7.9% in the second half in Building Products.

			H2 vs H1	Total
$ million, unless otherwise stated	H1	H2	Change %	2009
Sales
Industrial & Automotive	1,447.5	1,681.6	16.2%	3,129.1
Building Products	519.6	494.9	(4.8)%	1,014.5
Total	1,967.1	2,176.5	10.6%	4,143.6

Adjusted operating profit/(loss)
Industrial & Automotive	75.5	150.6	99.5%	226.1
Building Products	30.1	39.0	29.6%	69.1
Corporate	(15.8)	(16.5)	(4.4)%	(32.3)
Total	89.8	173.1	92.8%	262.9

Adjusted operating margin
Industrial & Automotive	5.2%	9.0%	n/a	7.2%
Building Products	5.8%	7.9%	n/a	6.8%
Total	4.6%	8.0%	n/a	6.3%

Industrial & Automotive

$ million, unless otherwise stated	2009		2008
Sales:
– Power Transmission	1,763.4		2,125.2
– Fluid Power	588.7		832.3
– Sensors & Valves	313.6		421.0
– Other Industrial & Automotive	463.4		602.1
	3,129.1		3,980.6

Adjusted operating profit	226.1		349.4
Adjusted operating margin	7.2%		8.8%
Operating profit	130.5		27.7
Cash conversion	177.6%		109.0%
Net capital expenditure: depreciation	0.7	x	0.9	x

OPERATING AND FINANCIAL REVIEW (CONTINUED)

I&A sales by segment 2009

Market background

The industrial markets accounted for 38% of I&A’s sales in 2009, with 18% to the industrial OE market and 20% to the industrial replacement market.

US industrial production, as measured by the US Federal Reserve Industrial Production index, was down on average 10% in 2009 compared with 2008. The industrial OE and industrial replacement markets were down around 25-35%, due to a combination of declining end customer demand and destocking. In the second half of the year, the markets began to stabilise, with some limited growth, particularly in the industrial replacement markets as demand improved and destocking eased. The European market followed a similar trend, with industrial production down 14%. Following a tough start to 2009, Asia continued to grow, particularly in China, where industrial production was up 12% in 2009. Japan performed poorly, with machine orders down 32% in 2009. Sales to the industrial markets in North America, Europe and Asia respectively accounted for 63%, 16% and 12% of I&A’s industrial sales in 2009.

The North American automotive aftermarket, which comprised 17% of I&A’s sales in 2009, remained broadly flat compared with 2008, assisted by lower gasoline prices in the US and marginally higher car usage (as measured by the US Department of Transport in terms of miles driven). A similar trend was seen in the European and Asian markets.

In the automotive OE market, which accounted for 30% of I&A’s sales, volumes in the first half of 2009 were affected by extended plant shutdowns and consumer concerns over the viability of some automotive companies, particularly General Motors and Chrysler, who both filed for Chapter 11 protection (the recoverability of the Group’s receivables due from these companies was not affected by these filings). Automotive production was down around 30% globally in the first half of 2009 compared to 2008, with volumes in North America down approximately 50% and volumes in Europe down around 34%. Government stimulus plans mitigated the impact of the decline, particularly in Europe and Asia, where the stimulus plans ran for the majority of 2009. In the second half the year, production levels increased compared with the first half, with global volumes up 26%, North American volumes up 46% and European volumes up 13% due to lower inventory levels and higher demand.

I&A adjusted operating profit bridge

Power Transmission

			Change
$ million, unless otherwise stated	2009	2008	%
Sales	1,763.4	2,125.2	(17.0)
Adjusted operating profit	212.4	228.1	(6.9)
Adjusted operating margin	12.0%	10.7%
Operating profit/(loss)	143.0	(70.6)

Sales were $1,763.4 million (2008: $2,125.2 million), a decline of 17.0%. Sales fell $150.6 million due to exchange rate changes. Sales declined by $211.2 million, or 10.7%, on an underlying basis. Sales fell principally as a result of lower volumes in most of Power Transmission’s end markets in the regions in which it operates. Notable exceptions were China, which performed well in the year, showing double digit percentage growth, and the Gates automotive aftermarket business (38% of Power Transmission’s sales in 2009), which continued to demonstrate its resilience. Sales to the industrial OE and replacement markets (23% of Power Transmission’s sales in 2009) declined by 28%.

Sales to the automotive OE market (39% of Power Transmission’s sales in 2009) were down by around 20%, driven by lower automotive production levels, particularly in North America and Europe.

Approximately 40% of Power Transmission’s sales in 2009 were to North America, 30% to Europe and 30% to the rest of the world.

Operating profit was $143.0 million (2008: loss of $70.6 million) and included restructuring costs of $75.6 million (2008: $13.8 million), impairments of $23.2 million (2008: $284.6 million) and, in 2009, a gain on the amendment of post-employment benefits of $29.7 million. Restructuring costs recognised in 2009 principally related to the cessation of Power Transmission’s manufacturing operations in Aachen, Germany, and the closures of its powder metal facility in Mississauga, Ontario, scheduled for 2010, its pulley and tensioner facility in London, Ontario, and FormFlo in the UK. In 2008, restructuring costs primarily related to the closure of the manufacturing facility in Moncks Corner, South Carolina. Impairments recognised in 2009 arose as a consequence of restructuring initiatives.

19
Operating and Financial Review

Impairments recognised in 2008 principally related to the goodwill allocated to Stackpole ($157.2 million) and Gates Mectrol ($37.4 million), which was written off in its entirety, and Stackpole’s property, plant and equipment, which was written down by $65.9 million, and there were other impairments of property, plant and equipment totalling $24.1 million.

Adjusted operating profit was $212.4 million (2008: $228.1 million), a decline of 6.9%, which was largely due to exchange rate changes. Adjusted operating profit was $1.3 million, or 0.6%, lower on an underlying basis, mainly due to lower volumes in the first half of 2009. In the second half of the year, the increasing benefit from restructuring initiatives, combined with higher volumes in the automotive OE and industrial replacement markets enabled the adjusted operating margin to grow from 10.2% in the first half to 13.6% in the second half of 2009. Overall, the adjusted operating margin increased to 12.0% in 2009, compared with 10.7% in 2008.

In 2009, construction of a new oil pump and tensioner facility commenced in Turkey. The facility is expected to be in production in the second quarter of 2010.

Power Transmission’s restructuring initiatives associated with projects Eagle and Cheetah are substantially complete, with two remaining plants due for closure in 2010: one in Germany and the other in Canada. In 2009, four plants were closed: three in North America and one in Europe.

New contract wins in the automotive OE market totalled $84.9 million, with 62% of these relating to the Asian and European markets.

Fluid Power

			Change
$ million, unless otherwise stated	2009	2008	%
Sales	588.7	832.3	(29.3)
Adjusted operating (loss)/profit	(11.8)	46.2	(125.5)
Adjusted operating margin	(2.0)%	5.6%
Operating (loss)/profit	(22.8)	29.0

Sales were $588.7 million (2008: $832.3 million), a decline of 29.3%. Sales fell $34.1 million due to exchange rate changes but recent acquisitions in Gates E&S increased sales by $14.2 million compared with 2008. Sales were down $223.7 million, or 28.0%, on an underlying basis. Sales to the industrial OE market (27% of Fluid Power’s sales in 2009) were down 46% compared with 2008 due to continued destocking and lack of credit affecting end customer demand. Sales to the industrial replacement market were down 24%. Sales to the automotive aftermarket (23% of Fluid Power’s sales in 2009) were down 9%. Overall, sales increased by 8.8% in the second half of 2009 compared with the first half, due to more stable volumes and a reduction in customer destocking.

Approximately 60% of Fluid Power’s sales in 2009 were to North America, 15% to Europe and 25% to the rest of the world.

An operating loss of $22.8 million was incurred in 2009 (2008: profit of $29.0 million), which included restructuring costs of $26.0 million (2008: $1.9 million), impairments of $12.5 million (2008: $11.7 million) and, in 2009, a gain on the amendment of post-employment benefits of $31.4 million. Restructuring costs recognised in 2009 principally related to the cessation of Fluid Power’s hose manufacturing activities in Erembodegem, Belgium and the substantial closure of its assembly facility in St. Neots, UK. Impairments recognised in 2009 arose as a consequence of restructuring initiatives. Impairments recognised in 2008 related to the property, plant and equipment of certain of Fluid Power’s businesses in Europe. In 2009, the amortisation of intangible assets arising on acquisitions was $3.9 million (2008: $3.6 million).

Fluid Power’s adjusted operating loss was $11.8 million (2008: profit of $46.2 million), a decline of 125.5% due to the significant reduction in sales volumes and initiatives to reduce inventory levels, particularly in the first half of 2009. Fluid Power’s adjusted operating loss was $8.5 million in the first half of 2009, but only $3.3 million in the second half as a result of increased sales volumes and the benefits of our restructuring initiatives. In 2009, the adjusted operating margin was (2.0)% (2008: 5.6%).

Restructuring initiatives associated with projects Eagle and Cheetah were substantially completed during 2009, with three plants closed in North America and Europe. The closure of the plant in Rockford, Illinois, is planned for the second half of 2010. Fluid Power’s new plant in Changzhou, China, was completed in 2009 and is now operational, selling locally and also to the European market.

Our Gates E&S business, which serves mainly the oil and gas and marine sectors, was adversely impacted by the softening economy in the UAE, in particular Dubai, and weaker capital expenditure in the oil and gas sector across the Middle East. The acquisition of Hydrolink, which provides additional fluid engineering services capability, brings the total number of Gates E&S’s locations to 34 in 14 countries, with total annualised sales of approximately $100 million. A new service centre was opened in Turkey during 2009 and more are under development in the UAE, Brazil and China.

Sensors & Valves

			Change
$ million, unless otherwise stated	2009	2008	%
Sales	313.6	421.0	(25.5)
Adjusted operating profit	0.1	29.6	(99.7)
Adjusted operating margin	Nil	7.0%
Operating (loss)/profit	(3.5)	27.7

Sensors & Valves includes the Schrader Electronics and Schrader International businesses.

Sales were $313.6 million (2008: $421.0 million), a decline of 25.5%. Sales fell by $42.8 million due to exchange rate changes. Sales were down $64.6 million, or 17.1%, on an underlying basis. Sales fell principally as a result of lower volumes in the automotive OE market (74% of Sensors & Valves’ sales in 2009). Schrader International’s industrial and automotive aftermarket business, which accounts for the remainder of Sensors & Valves’ sales, was affected by low customer demand and declined compared with 2008.

OPERATING AND FINANCIAL REVIEW (CONTINUED)

Approximately 60% of Sensors & Valves’ sales in 2009 were to the North American market.

Schrader Electronics won new business at Ford for TPMS, accounting for sales of around $20 million, and secured sole supplier status to Mercedes until 2016. Supply of TPMS to Mahindra & Mahindra commenced in the fourth quarter of 2009, extending Schrader Electronics’ sales in developing regions.

An operating loss of $3.5 million was incurred in 2009 (2008: profit of $27.7 million), which included restructuring costs of $3.2 million (2008: $0.2 million) and, in 2008, impairments of $1.1 million.

Adjusted operating profit was $0.1 million (2008: $29.6 million). Adjusted operating profit fell by $4.0 million due to exchange rate changes. Adjusted operating profit was $25.5 million, or 99.6%, lower on an underlying basis. Adjusted operating profit declined principally due to lower sales volumes. Rigorous expense management helped to mitigate some of this impact and, combined with higher sales volumes in the second half of the year, enabled the business to return to profit in the second half of the year and break even for 2009 as a whole on an adjusted basis. In 2009, the adjusted operating margin was nil (2008: 7.0%).

In Europe, legislation was passed that requires TPMS to be fitted on certain vehicles sold from 2014 and new models introduced from 2012, which is expected to double the size of the market for TPMS. Schrader Electronics is well-placed to take advantage of this opportunity and continues to work closely with European vehicle manufacturers. Further opportunities exist in Japan, Korea and China, where governments are exploring the possibility of introducing similar legislation.

Other Industrial & Automotive

			Change
$ million, unless otherwise stated	2009	2008	%
Sales	463.4	602.1	(23.0)
Adjusted operating profit	25.4	45.5	(44.2)
Adjusted operating margin	5.5%	7.6%
Operating profit	13.8	41.6

Other I&A includes the Dexter, Ideal and Plews businesses.

Sales were $463.4 million (2008: $602.1 million), a decline of 23.0%. Sales fell $4.5 million due to exchange rate changes. Sales were down $134.2 million, or 22.5%, on an underlying basis. The industrial and recreational vehicle markets (approximately 80% of Other I&A’s sales in 2009), continued to decline due to the low level of industrial activity, particularly at Dexter, where the utility trailer and recreational vehicle markets were down around 30% in 2009. Sales to the automotive aftermarket (19% of Other I&A’s sales in 2009) declined because of low customer demand for Plews’ products.

Operating profit was $13.8 million (2008: $41.6 million) including restructuring costs of $12.2 million (2008: $3.2 million) and, in 2009, impairments of $0.7 million and a gain on the amendment of post-employment benefits of $1.7 million. Restructuring costs recognised in 2009 principally related to the closure of Ideal’s manufacturing facility at St. Augustine, Florida and the rationalisation of Dexter’s manufacturing facilities.

Adjusted operating profit was $25.4 million (2008: $45.5 million), a decline of 44.2% due to significantly reduced sales volumes, particularly in the first half of the year, though this was partially offset by restructuring initiatives. In 2009, the adjusted operating margin was 5.5% (2008: 7.6%).

Building Products

$ million, unless otherwise stated	2009		2008
Sales:
– Air Distribution	874.2		1,112.3
– Bathware	140.3		208.2
	1,014.5		1,320.5

Adjusted operating profit	69.1		92.4
Adjusted operating margin	6.8%		7.0%
Operating profit	35.4		47.0
Cash conversion	214.9%		118.6%
Net capital expenditure: depreciation	0.5	x	0.8	x

Market background

Non-residential construction in North America accounted for 61% of Building Products’ sales in 2009. In the US, non-residential construction declined on a square foot basis by 46% in 2009 compared with 2008, and by 33% on a value basis (as measured by Dodge). Building Products’ key sector is offices followed by education, hospitals, public buildings and hotels. All of Building Products’ sectors declined, with offices and hotels the worst affected, declining by around 60% in square footage compared with 2008. However, the public buildings segment rose by around 10% on a value basis compared with 2008. The US Architectural Billings Index, which is regarded as a leading indicator of future commercial construction activity, remained under 50, indicating continuing contraction in activity. Office vacancy rates continued to rise, implying low future demand for new office space.

21
Operating and Financial Review

Building Products sales by segment 2009

Residential construction in North America accounted for 32% of Building Products’ sales in 2009. The US residential construction market declined by 39% compared with 2008 to 554,000 housing starts (according to the NAHB), the fourth straight year of decline and a record low. In 2009, housing starts were over 70% lower than the peak of around 2 million units in 2005. Around the middle of 2009, the market stabilised at around 600,000 units on an annualised basis. Housing inventories fell throughout the year, reaching 8.1 months for new homes and 7.2 for existing homes. However, inventories still exceed the 10-year averages which are 6.0 months for new homes and 5.9 months for existing homes, which implies that, even though inventories fell during 2009, they remain higher than the historic level needed to stimulate new construction. Home prices, as measured by the Case-Shiller Index, fell throughout the first half of 2009 but recovered in the second half, showing month-on-month gains from May to October. Existing home sales improved throughout 2009, achieving year-on-year increases from July onwards. The US tax credit stimulus, which was in place for the majority of 2009 and provided some stability to the market, has been extended to April 2010.

The balance of approximately 7% of Building Products’ sales were outside North America.

Air Distribution

			Change
$ million, unless otherwise stated	2009	2008	%
Sales	874.2	1,112.3	(21.4)
Adjusted operating profit	77.8	104.2	(25.3)
Adjusted operating margin	8.9%	9.4%
Operating profit	48.2	61.2

Sales were $874.2 million (2008: $1,112.3 million), a decline of 21.4%. Sales fell $14.8 million due to exchange rate changes but recent acquisitions increased sales by $12.2 million compared with 2008. Sales were down $235.5 million, or 21.5%, on an underlying basis. After a strong start in the early part of 2009, sales into the non-residential construction markets weakened as a result of the declining market conditions. Orders and backlogs continued to weaken throughout 2009.

As a result, sales in our non-residential businesses (72% of Air Distribution’s sales in 2009) declined by 21% during 2009. During the year, we commenced work with a major US retail chain to fit energy recovery ventilators to over 200 stores, which is expected to save around 20% of their total heating and cooling costs.

Building Products adjusted operating profit bridge

We completed the first phase of the Dubai Metro project, worth over $1 million and, in Australia, supplied a major tunnel project with industrial tunnel fire dampers, worth over $3 million. Our new associate in the Middle East, Ruskin Titus Gulf, commenced operations. We are continuing to take advantage of the global investment in large infrastructure projects such as airports and subway systems with contract wins globally including in the UAE, India and Australia, totalling over $25 million.

Sales to the residential construction market (28% of Air Distribution’s sales in 2009) declined in the first half of 2009 but stabilised in the second half, reflecting market conditions. Overall, sales in our residential business were down 24% in 2009, compared with 2008.

Operating profit was $48.2 million (2008: $61.2 million) and included restructuring costs of $5.1 million (2008: $3.6 million) and impairments of $18.6 million (2008: $34.0 million). Impairments recognised in 2009 largely related to the goodwill and intangible assets recognised on the acquisition of Rolastar. In 2008, impairment related to the goodwill allocated to Selkirk. In 2009, the amortisation of intangible assets arising on acquisitions was $5.9 million (2008: $5.4 million).

Adjusted operating profit was $77.8 million (2008: $104.2 million), a decrease of 25.3%. Adjusted operating profit fell $1.6 million due to exchange rate changes and was down $24.5 million, or 23.9%, on an underlying basis. Adjusted operating profit fell as a result of reduced sales volumes in both the non-residential and residential construction markets, though this was partially offset by the benefit of restructuring initiatives. In 2009, the adjusted operating margin was 8.9% (2008: 9.4%).

Restructuring initiatives associated with projects Eagle and Cheetah were completed by the end of the third quarter of 2009, with five plants closed in North America.

During 2009, we completed the acquisition of the remaining 40% minority interest in Rolastar, a ducting manufacturer in India. Also during the year, we completed the integration of Trion, which we acquired in 2008.

In February 2010, we acquired a 100% interest in Koch Filter Corp, a leading manufacturer of air filters for the non-residential filtration replacement market, that will build on the Group’s filtration capabilities and green product strategy within the non-residential market.

OPERATING AND FINANCIAL REVIEW (CONTINUED)

Bathware

			Change
$ million, unless otherwise stated	2009	2008	%
Sales	140.3	208.2	(32.6)
Adjusted operating loss	(8.7)	(11.8)	26.3
Adjusted operating margin	(6.2)%	(5.7)%
Operating loss	(12.8)	(14.2)

Sales were $140.3 million (2008: $208.2 million), a decline of 32.6% on both an actual and underlying basis. Bathware sells primarily to the US residential construction and remodelling market, which continued to weaken, particularly in the first half of 2009.

An operating loss of $12.8 million was incurred in 2009 (2008: loss of $14.2 million), which included restructuring costs of $1.6 million (2008: $2.2 million) and, in 2009, impairments of $2.5 million which arose as a consequence of the restructuring initiatives.

Bathware’s adjusted operating loss declined to $8.7 million (2008: loss of $11.8 million). Although Bathware benefited from cost reduction and restructuring initiatives (which were all completed in the third quarter of 2009), this was outweighed by lower overhead absorption due to reduced production levels. Bathware’s adjusted operating margin therefore worsened to (6.2)% (2008: (5.7)%).

Restructuring initiatives associated with projects Eagle and Cheetah were substantially completed in 2009, with one plant closed in the US.

Corporate

Corporate costs were $32.3 million (2008: $37.0 million), a reduction of 12.7%. Also, in 2009, Corporate recognised an impairment of $15.5 million on receivables held in relation to the disposal of businesses in prior years.

Exited segments

Industrial & Automotive

Caps & Thermostats

Stant and Standard-Thomson, which comprised the Caps & Thermostats segment, were sold in June 2008. Prior to their disposal, these businesses contributed sales of $80.2 million in 2008 and, excluding the gain of $43.2 million made on their disposal, an adjusted operating profit of $10.3 million.

Building Products

Doors & Windows

In August 2009, the Philips Doors and Windows business, which comprised the Doors & Windows segment, ceased its operations. Prior to cessation, the business contributed sales of $36.5 million (2008: $134.6 million). In 2009, the business incurred an operating loss of $33.0 million (2008: loss of $24.0 million). Restructuring costs were $19.9 million (2008: $0.8 million) and, in 2008, an impairment of $11.0 million was incurred in relation to the closure of the business. Excluding these items, the business incurred an adjusted operating loss of $13.1 million (2008: loss of $12.2 million).

Discontinued operations

In 2009, the Group recognised an additional loss of $4.4 million in relation to businesses sold in previous years ($3.9 million net of tax).

Liquidity and capital resources

Cash generated from operations

Cash generated from operations was $532.1 million (2008: $628.7 million), a decline of $96.6 million. Operating cash flows before movements in working capital were $270.8 million lower than in 2008, principally due to the effect on cash flow of the decline in adjusted operating profit and the increased cash outflow on restructuring projects. However, this was partially offset by the effect on cash flow of the reduction of working capital, which was $174.2 million greater in 2009 than in 2008.

Management continues to exercise rigorous control over working capital, and a further reduction of working capital benefited cash flow by $244.0 million in 2009, of which $214.6 million was due to lower inventory levels.

In 2009, the net cash outflow on restructuring projects was $69.3 million (2008: $16.3 million).

Trading cash flow

Trading cash flow, which includes net capital expenditure, was $422.0 million (2008: $442.8 million). Trading cash flow before the cash outflow on restructuring projects was $491.3 million (2008: $459.1 million).

Cash conversion improved to 196.7%, compared with 113.9% in 2008, principally due to the reduction in net capital expenditure to $110.1 million (2008: $185.9 million) and the further reduction in working capital during 2009. Notwithstanding the improvement in working capital, the rapid decline in sales resulted in average operating working capital as a percentage of sales increasing to 20.0% in 2009, compared with 18.5% in 2008.

Supplier payment policy

Our businesses determine terms and conditions of payment with their suppliers. Suppliers are made aware of the agreed terms and how any disputes are to be settled and payment is made in accordance with those terms.

The number of days’ credit taken by the Company and the Group for trade purchases was as follows:

	2009	2008
	Days	Days
Company	36	37
Group (range of days)	13–122	12–166
Group (average days)	67	60

23
Operating and Financial Review

Capital expenditure

Capital expenditure on property, plant and equipment and non-integral computer software was $123.0 million (2008: $193.8 million) and the Group realised $12.9 million in cash (2008: $7.9 million) on the disposal of property, plant and equipment.

Net capital expenditure was 0.6 times depreciation (2008: 0.9 times).

Management maintains strict control on capital expenditure, focusing expenditure in support of the Group’s strategic priorities and growth objectives and maintaining the Group’s high standards with respect to health, safety and the environment. In 2010, capital expenditure is expected to be approximately $175 million.

Net income taxes paid

Net income taxes paid declined substantially to $19.1million (2008: $84.5 million) because lower profits in certain of the tax jurisdictions in which the Group operates led to lower payments on account to the relevant tax authorities.

Free cash flow

Free cash flow in 2009 was $358.0 million, compared with $300.9 million in 2008.

As a result of the change in the Company’s dividend policy that came into effect in 2009, the cash outflow on dividends was reduced substantially from $246.2 million in 2008 to $48.3 million in 2009. Based on the dividend per share for 2009 and the number of ordinary shares currently in issue, annual dividend payments would amount to approximately $88 million.

Acquisitions and disposals

In July 2009, the Group acquired a 100% interest in Hydrolink, a fluid engineering services provider to the oil and gas and marine sectors in the Middle East, and the remaining 40% minority interest in Rolastar Pvt Ltd (in which it acquired a 60% interest in 2008). Goodwill of $21.1 million was recognised on these acquisitions and additional goodwill of $5.7 million was recognised on completion of the initial accounting for businesses acquired in 2008.

After taking into account cash and debt acquired, the acquisition of interests in subsidiaries increased net debt by $34.3 million (2008: $65.8 million). We also invested $2.7 million (2008: $10.4 million) in associates.

During 2009, we received $0.7 million in respect of businesses sold in previous years. During 2008, we realised $124.6 million on the disposal of interests in businesses, principally on the sale of Stant and Standard-Thomson.

Overall, the Group’s acquisitions and disposals activity increased net debt by $36.3 million (2008: reduced net debt by $49.9 million).

Net debt

As shown in the following table, net debt decreased by $268.9 million, from $476.4 million to $207.5 million, during 2009.

	2009	2008
	$m	$m
Opening net debt	(476.4)	(591.5)
Cash generated from operations
– Before cash outflow on restructurings	601.4	645.0
– Cash outflow on restructurings	(69.3)	(16.3)
Cash generated from operations	532.1	628.7
Capital expenditure	(123.0)	(193.8)
Disposal of property, plant and equipment	12.9	7.9
Trading cash flow	422.0	442.8
Income taxes paid (net)	(19.1)	(84.5)
Interest (net)	(34.3)	(44.3)
Other movements	(10.6)	(13.1)
Free cash flow	358.0	300.9
Ordinary dividends	(48.3)	(246.2)
Acquisitions and disposals (net)	(36.3)	49.9
Ordinary share movements	(1.3)	(4.5)
Foreign currency movements	(3.7)	16.1
Cash movement in net debt	268.4	116.2
Non-cash movement in net debt	0.5	(1.1)
Total movement in net debt	268.9	115.1
Closing net debt	(207.5)	(476.4)

An analysis of the components of the movement in net debt is presented on page 159.

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

OPERATING AND FINANCIAL REVIEW (CONTINUED)

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

Capital structure

We consider that the Group’s capital comprises shareholders’ equity plus net debt. At the end of 2009, the Group’s capital was $1,744.1 million (2008: $2,087.2 million).

We manage the Group’s capital structure with two main objectives: to maximise shareholder value whilst retaining flexibility to take advantage of opportunities that arise to grow the business; and to maintain our investment-grade credit ratings. Our policy is to fund new investments first from existing cash resources and then from borrowings. It is our intention to maintain surplus undrawn committed borrowing facilities sufficient to enable us to manage the Group’s liquidity through the operating and investment cycles.

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

The Group has committed borrowing facilities amounting to $1,294.6 million, of which $649.6 million was drawn down at the end of 2009.

We have two bonds outstanding under our EMTN Programme: £150 million repayable in December 2011 and £250 million repayable in September 2015.

We also have a £400 million multi-currency revolving credit facility that expires in August 2010. At the end of 2009, we had no amounts drawn down against this facility. During the year, the maximum amount drawn down on the facility was $136.7 million. In May 2009, the Group negotiated a $450 million forward-start facility that will commence when the existing facility expires and will itself expire in May 2012.

We include within committed facilities our borrowings under finance leases, which amounted to $4.6 million at the end of 2009.

In addition to our committed facilities, we have uncommitted facilities of $381.2 million (of which we had drawn down $6.0 million at the end of 2009) and we have outstanding performance bonds, letters of credit and bank guarantees amounting to $80.3 million.

Overall, at the end of 2009, we had committed borrowing headroom of $639.0 million (in addition to cash balances of $447.1 million).

In the event of a change of control over the Company, the bonds may have to be redeemed and the credit facility may be withdrawn.

	Facility	Drawings	Headroom
	$m	$m	$m
Committed facilities:
– Bonds	645.0	(645.0)	–
– Credit facility	645.0	–	645.0
– Finance leases	4.6	(4.6)	–
	1,294.6	(649.6)	645.0
Uncommitted facilities:
– Credit facilities	381.2	(6.0)	375.2
Total facilities	1,675.8	(655.6)	1,020.2
Less: Uncommitted facilities			(381.2)
Committed (minimum) headroom			639.0

Cash and cash equivalents			445.0
Collateralised cash			2.1
Cash balances			447.1

Level of borrowing and seasonality

We operate in a wide range of markets and geographic locations and, as a result, there is little seasonality in our borrowing requirements. Fluctuations in the Group’s borrowing level are caused principally by the timing of capital expenditure and dividend and interest payments.

25
Operating and Financial Review

During 2009, the principal amount of the Group’s borrowings decreased from $755.9 million to $655.5 million and peaked, in May, at $807.6 million.

Interest rate profile

The majority of the Group’s borrowings are denominated in sterling and bear interest at fixed rates.

We use interest rate swaps to swap the Group’s sterling fixed rate borrowings to floating rates. We then use foreign currency derivatives in effect to redenominate the majority of the Group’s sterling borrowings into a number of other currencies (principally the US dollar).

At the end of 2009, the weighted average cost of the Group’s outstanding borrowings was 2.4% (2008: 4.5%) and the effective interest maturity of the Group’s borrowings was less than three months.

Borrowing covenants

We are subject to covenants, representations and warranties commonly associated with investment grade borrowings on our issued bonds and on our multi-currency revolving credit facility.

We are subject to two financial covenants under our multi-currency revolving credit facility that are calculated by applying UK GAAP extant as at 31 December 2002 and are, therefore, unaffected by the subsequent transition to IFRS. The ratio of net debt to earnings before interest, tax, depreciation and amortisation must not exceed 2.5 times (at the end of 2009, the ratio was 0.6 times) and the ratio of operating profit to the net interest charge must not be less than 3.0 times (for 2009, the ratio was 5.5 times).

Cash balances

We manage our cash balances such that there is no significant concentration of credit risk in any one bank or other financial institution. We monitor closely the credit quality of the institutions that hold our deposits. Similar considerations are given to the Group’s portfolio of derivative financial instruments.

At the end of 2009, 94% of the Group’s cash balances were held with institutions rated at least A-1 by Standard & Poor’s and P-1 by Moody’s.

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

At the end of 2009, cash balances were $447.1 million, of which $381.0 million was interest-bearing. All interest-bearing deposits attract interest at floating rates. At the end of 2009, the weighted average interest rate on cash deposits was 0.9% (2008: 1.8%).

Currency profile of net debt

At the end of 2009, the notional principal amount of the foreign currency derivative contracts that we use to manage the currency profile of the Group’s net debt was $796.6 million (2008: $888.7 million). We show below the effect of currency translation hedges on the currency profile of the Group’s net debt at the end of 2009.

	Net debt		Net debt
	before	Effect of	after
	hedges	hedges	hedges
	$m	$m	$m
Currency:
– US dollar	169.3	(512.9)	(343.6)
– Sterling	(524.9)	612.7	87.8
– Euro	16.1	(49.5)	(33.4)
– Canadian dollar	18.6	(61.4)	(42.8)
– Other	113.4	11.1	124.5
	(207.5)	–	(207.5)

Other assets and liabilities

Intangible assets

Goodwill

At the end of 2009, the carrying amount of goodwill was $436.0 million (2008: $415.9 million). During 2009, we recognised additional goodwill on acquisitions of $26.8 million but the impairment of Rolastar reduced the carrying amount of goodwill by $8.7 million.

Other intangible assets

At the end of 2009, the carrying amount of other intangibles was $78.0 million (2008: $108.8 million). Additions during 2009 were $14.3 million (2008: $48.4 million) and the amortisation charge for the period was $25.6 million (2008: $26.0 million). Also during 2009, the carrying amount of other intangible assets was reduced by $22.0 million due to impairments.

Applied research and development is important to the Group’s manufacturing businesses and there are centres in the US, Europe and Japan that focus on the introduction of new and improved products, the application of technology to reduce unit and operating costs and to improve services to customers. During 2009, research and development expenditure was $78.6 million (2008: $92.7 million), of which $0.6 million (2008: $0.6 million) was capitalised.

Property, plant and equipment

Property, plant and equipment amounted to $1,122.8 million at the end of 2009 (2008: $1,167.3 million), including $6.3 million (2008: $9.9 million) held under finance leases. Additions during 2009 were $115.2 million (2008: $180.6 million) and the depreciation charge for the period was $172.2 million (2008: $203.1 million). Also during 2009, the carrying amount of property, plant and equipment was reduced by $26.8 million due to impairments.

With the exception of the assets held under finance leases, which are secured by a lessor’s charge over the leased assets, and secured borrowings of $0.9 million, the Group’s property, plant and equipment was not subject to any encumbrances.

OPERATING AND FINANCIAL REVIEW (CONTINUED)

The Group’s manufacturing facilities, distribution centres and offices are located in a number of countries, with a large proportion in North America. The Group owns the majority of these facilities and continues to improve and replace them to meet the needs of its individual operations. At the end of 2009, I&A operated from 102 facilities in 23 countries. Building Products operated from 56 facilities, predominantly in North America. The following table shows the geographic analysis of the Group’s property, plant and equipment at the end of 2009.

	Carrying amount
	$m	%
US	458.9	40.9%
UK	51.5	4.6%
Rest of Europe	152.2	13.6%
Rest of the world:
– Canada	166.3	14.8%
– China	110.4	9.8%
– Mexico	52.9	4.7%
– Other countries	130.6	11.6%
	460.2	40.9%
Total	1,122.8	100.0%

Due to the diverse nature of the business, at the end of 2009, there was no individual facility, the loss of which would have a material adverse impact on the Group’s operations. Equally, there are no plans to construct, expand or improve facilities that would, on completion or cancellation, significantly affect the Group’s operations.

Post-employment benefits

Pensions

The Group operates a number of defined benefit pension plans, principally in the UK and the US, of which most are funded. All of the plans are closed to new entrants. During 2009, management took further action to reduce the Group’s pension exposures when it closed the principal pension plans in North America to future service accrual and the deferred pension benefits accrued under them were frozen. As a result, most of the Group’s pension plans are now closed to future service accrual by current employees. Funded plans receive contributions from the Group and, where they remain eligible, current employees, at rates determined by independent actuaries taking into account any funding objectives prescribed by local legislation.

In 2009, the current service cost recognised in respect of the plans was $6.7 million (2008: $8.7 million) and the net finance cost was $1.6 million (2008: $7.6 million).

At the end of 2009, the present value of the benefit obligation was $1,116.0 million (2008: $1,018.1 million). Excluding the effects of currency exchange rate changes, the obligation increased by $58.2 million during 2009. Although a gain of $35.3 million was recognised on the amendments to the plans in the US and Canada, this was outweighed by a net actuarial loss of $101.4 million, which was principally caused by lower discount rates.

At the end of 2009, the fair value of the plan assets was $924.5 million (2008: $862.1 million). Excluding the effect of currency exchange rate changes, the plan assets increased by $20.0 million during 2009. Although the return on plan assets was $44.2 million, benefits paid exceeded contributions made to the plans by $23.9 million.

On an actuarial basis, the net deficit in the plans was $191.5 million (2008: $156.0 million) but, for accounting purposes, the Group was unable to recognise surpluses on certain of the plans amounting to $8.6 million (2008: $24.6 million). Accordingly, the net pension liability recognised in the financial statements was $200.1 million (2008: $180.6 million).

During 2009, the Group contributed $52.7 million (2008: $45.4 million) to the defined benefit plans and expects to contribute approximately $40 million during 2010.

	2009	2008
	$m	$m
Plan assets	924.5	862.1
Benefit obligation	(1,116.0)	(1,018.1)
Deficit in the plans	(191.5)	(156.0)
Effect of the asset ceiling	(8.6)	(24.6)
Net pension liability	(200.1)	(180.6)

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

For some years now, the Group’s US plans have hedged the interest rate risk implicit in their benefit obligations. At the end of 2009, the benefit obligation of the US plans amounted to $601.9 million, of which 93.5% was hedged using a combination of bonds and interest rate swaps with an average duration of 10.1 years.

For the Group as a whole, we estimate that a 0.5% decrease in market interest rates would increase the benefit obligation by 3.2%, or $35.9 million. Only 18.3% of the benefit obligation of $1,116.0 million at the end of 2009 is exposed to future salary increases. We estimate that a 0.5% increase in the salary scale would increase the benefit obligation by 0.3%, or $3.2 million.

27
Operating and Financial Review

Unless the benefit obligation is subject to a buy-out or buy-in, it is not practical to mitigate the effects of mortality risk. We estimate that if the average life expectancy of plan members increased by one year at age 65, the benefit obligation would increase by 2.5%, or $28.1 million.

During 2009, the expense recognised in relation to defined contribution pension plans was $33.4 million (2008: $37.9 million).

Other benefits

The Group provides other post-employment benefits, principally health and life-insurance cover, to certain of its employees in North America through a number of unfunded plans. At the end of 2009, management closed the Gates plan in the US to new retirees and reduced the benefits payable to existing beneficiaries.

In 2009, the current service cost recognised in respect of the plans was $0.4 million (2008: $0.5 million) and the interest cost was $9.0 million (2008: $10.5 million).

At the end of 2009, the liability recognised in respect of these plans was $142.1 million (2008: $147.7 million). Excluding the effect of currency exchange rate changes, the liability fell by $9.2 million. Although a gain of $27.7 million was recognised on the amendments to the Gates plan, this was largely offset by a net actuarial loss of $24.0 million, which was principally caused by lower discount rates.

Benefits paid were $14.9 million (2008: $13.0 million).

Taxation

The Group’s central tax function is responsible for planning and managing the tax affairs of the Group efficiently within the various local tax jurisdictions in which we operate, so as to achieve the lowest cash tax charge in compliance with local tax regulations.

At the end of 2009, the Group recognised income tax liabilities amounting to $94.7 million (2008: $81.4 million), including a provision for uncertain tax positions of $79.5 million (2008: $63.5 million). Income tax recoverable was $49.0 million (2008: $47.6 million).

At the end of 2009, the Group recognised a net deferred tax asset of $57.6 million, including $21.7 million in respect of tax losses and tax credits. Deferred tax assets of $783.7 million were not recognised in respect of tax losses and tax credits carried forward because it is not considered probable that taxable profits will be available against which they can be utilised. Deferred tax liabilities were not recognised on retained profits of foreign subsidiaries and associates amounting to $3,225.7 million because the Group is able to control the remittance of those profits to the UK and it is probable that they will not be remitted in the foreseeable future. Income tax may be payable on these amounts if there is a change in circumstances.

Pension deficit bridge

Other post-employment benefits obligation bridge

OPERATING AND FINANCIAL REVIEW (CONTINUED)

Contractual obligations

As at 2 January 2010, the Group’s contractual obligations were as follows:

		Earliest period in which payment/(receipt) due
		Less than	1 – 3	3 – 5	After
	Total	1 year	years	years	5 years
	$ million	$ million	$ million	$ million	$ million
Bank and other loans:
– Principal	646.1	0.6	242.1	0.3	403.1
– Interest payments(1) (2)	187.2	44.4	68.7	49.4	24.7
Derivative financial instruments:
– Payments(2) (3)	983.6	868.4	51.3	46.4	17.5
– Receipts(2)(3)	(1,033.8)	(891.0)	(68.8)	(49.3)	(24.7)
Finance leases	6.6	1.3	1.2	0.8	3.3
Operating leases	241.0	46.2	65.2	46.8	82.8
Post-employment benefits(4)	38.6	38.6	–	–	–
Purchase obligations(5)	34.5	34.1	0.3	0.1	–
Total(6)	1,103.8	142.6	360.0	94.5	506.7

(1)	Future interest payments include payments on fixed and floating rate debt and are presented before the effect of interest rate derivatives.
(2)	Floating rate interest payments and payments and receipts on the floating rate legs of interest rate derivatives are estimated based on market interest rates prevailing as at 2 January 2010.
(3)	Receipts and payments on foreign currency derivatives are estimated based on market exchange rates prevailing as at 2 January 2010.
(4)

Post-employment benefit obligations represent the Group’s expected cash contributions to its defined benefit plans in 2010. It is not practicable to present expected cash contributions for subsequent years because they are determined annually on an actuarial basis to provide for current and future benefits.

(5)

A ‘purchase obligation’ is an agreement to purchase goods or services that is enforceable and legally-binding on the Group and that specifies all significant terms, including: the fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(6)

We have not included in the table the Group’s provision for uncertain tax positions of $79.5 million because it is not practicable to reliably estimate the timing of the related cash outflows in future years as these cash flows will only be determined after final audit by the tax authorities of previously-filed tax returns.

Off-balance sheet arrangements

The Group has not entered into any transaction, agreement or other contractual arrangement that is considered to be an off-balance sheet arrangement that is required to be disclosed under applicable regulations, other than operating lease commitments that are analysed in note 44 to the consolidated financial statements.

Going concern

As discussed under the heading ‘Outlook’ on page 7, the Group’s end markets are expected to remain challenging during 2010. The principal risks and uncertainties that may affect the Group’s results, cash flows and financial position are discussed on pages 34 to 37.

As stated under the heading ‘Borrowings’ on page 24, the Group has extended its committed bank funding with a $450 million forward-start committed bank facility that expires in May 2012.

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

Management regularly provides investors with updates on the Group’s performance and financial position. We publish an interim management statement during the first and second half of the financial year that describes the Group’s performance during the relevant period, its financial position at the end of the period and the effect of any material events or transactions that have taken place. We also publish a half-yearly report that includes an interim management report and condensed financial statements prepared in accordance with IAS 34 ‘Interim Financial Statements’. Additionally, from time to time, the Company may publish trading updates.

All announcements made by the Company to the London Stock Exchange are published on the Company’s website and are furnished to the SEC in the US.

29
Operating and Financial Review

Operating results

2008 compared with 2007

Continuing operations

			2008			2007
	Ongoing	Exited		Ongoing	Exited
$ million, unless stated otherwise	segments	segments	Total	segments	segments	Total
Sales
Industrial & Automotive	3,980.6	80.2	4,060.8	3,978.7	334.0	4,312.7
Building Products	1,320.5	134.6	1,455.1	1,359.1	214.3	1,573.4
Total	5,301.1	214.8	5,515.9	5,337.8	548.3	5,886.1
Adjusted operating profit/(loss)
Industrial & Automotive	349.4	10.3	359.7	444.8	32.6	477.4
Building Products	92.4	(12.2)	80.2	108.3	(1.8)	106.5
Corporate	(37.0)	–	(37.0)	(53.7)	–	(53.7)
Total	404.8	(1.9)	402.9	499.4	30.8	530.2
Adjusted operating margin
Industrial & Automotive	8.8%	12.8%	8.9%	11.2%	9.8%	11.1%
Building Products	7.0%	(9.1)%	5.5%	8.0%	(0.8)%	6.8%
Total	7.6%	(0.9)%	7.3%	9.4%	5.6%	9.0%

Sales

Sales from continuing operations were $5,515.9 million (2007: $5,886.1 million), a decline of 6.3%, which reflected reduced demand in most of the Group’s end markets. Sales were reduced by $268.7 million due to disposals of businesses (principally the disposal of Stant and Standard-Thomson in 2008 and Dearborn Mid-West in late 2007), but this was partially offset by the contribution of acquisitions which added $63.5 million to sales compared with 2008. Sales increased by $157.9 million due to changes in currency exchange rates. On an underlying basis, sales were down by $322.9 million, or 5.6%, compared with 2007.

Impairments

In June 2008, as a result of the continued deterioration in North American automotive OE and US residential construction markets, the Group recognised an impairment amounting to $175.1 million. Management subsequently reviewed the recoverability of assets of the Group’s businesses in light of the continued weakness in the Group’s end markets, which was compounded by an increase in the discount rates that are required to be used for the purpose of the impairment tests. Additional fixed asset impairments were taken as part of the decision to implement Project Cheetah to restructure the Group’s manufacturing operations. As a consequence of these developments, a further impairment of $167.3 million was recognised in the second half of 2008.

As a result, the total impairment recognised during 2008 was $342.4 million, of which $228.6 million related to goodwill and $113.8 million to property, plant and equipment. Goodwill allocated to Stackpole ($157.2 million) and to Gates Mectrol ($37.4 million) was written-off in its entirety and goodwill allocated to Selkirk was written down by $34.0 million to $38.3 million.

Stackpole’s property, plant and equipment was written down by $65.9 million. Of the remaining $47.9 million impairment of property, plant and equipment, $36.9 million related to other I&A businesses and $11.0 million to Building Products businesses.

Restructuring costs

In 2008, the Group recognised restructuring costs amounting to $26.0 million, which principally related to the closure of Power Transmission’s facility in Moncks Corner, South Carolina, further rationalisation of the Lasco Bathware business in the US, the closure of Hart & Cooley’s production facility in Tucson, Arizona, and further costs associated with the outsourcing of information technology services that began in 2007.

In 2007, restructuring costs were $27.6 million and principally related to the rationalisation of production facilities within the Lasco Bathware and Philips Doors and Windows businesses in the US, the outsourcing of information technology services and the initiatives within Fluid Power and Air Distribution that began in 2006.

Net gain on disposals and on the exit of businesses

During 2008, the Group recognised a gain of $43.2 million on the disposal of Stant and Standard-Thomson. In 2007, there was a gain of $65.2 million on the disposal of Lasco Fittings, a gain of $13.4 million on the disposal of Dearborn Mid-West and a loss of $2.6 million on the disposal of Tridon’s indicator and side object detection businesses. Also during 2007, a gain of $15.4 million was recognised on the disposal of corporate property.

Share of (loss)/profit of associates

In 2008, the Group’s share of the loss after tax of its associates was $2.1 million (2007: profit of $0.8 million).

OPERATING AND FINANCIAL REVIEW (CONTINUED)

Operating profit

Operating profit was $66.9 million in 2008 compared with $586.0 million in 2007.

Adjusted operating profit was $402.9 million (2007: $530.2 million), down 24.0%, due largely to the effect of reduced sales volumes. Adjusted operating profit increased by $20.4 million compared with 2007 due to changes in currency exchange rates, principally the strengthening of the average Euro and Korean won exchange rates against the US dollar. Disposals reduced adjusted operating profit by $22.1 million, but acquisitions contributed an additional $10.3 million compared with 2007. On an underlying basis, adjusted operating profit was down $135.9 million, or 25.7%, compared with 2007.

The Group’s adjusted operating margin was 7.3% in 2008, compared with 9.0% in 2007. Profitability declined due to the effect of lower sales volumes and initiatives taken by management to reduce inventory levels that caused lower fixed cost absorption, and higher raw material prices that were not fully offset by price increases. Restructuring initiatives aimed towards a reduction in the Group’s cost base partially mitigated the downward pressures on the Group’s profitability.

General price inflation in countries where the Group has its most significant operations remained at a low level during 2008 and the impact of inflation was not material to the Group’s operating results.

Net finance costs

Net finance costs were $75.0 million (2007: $60.9 million). Net interest payable on net borrowings was lower at $47.1 million (2007: $54.0 million) due to lower average net debt and lower average interest rates during 2008 compared with 2007.

In 2008, the net finance cost recognised in relation to post-employment benefits was $2.9 million (2007: $1.1 million) as follows:

	2008	2007
	$m	$m
Interest cost on benefit obligation	78.4	77.3
Expected return on plan assets	(75.5)	(76.2)
Net finance cost	2.9	1.1

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

Income tax expense

In 2008, the income tax expense attributable to continuing operations was $38.4 million (2007: $139.9 million) on a loss before tax of $8.1 million (2007: profit before tax of $525.1 million).

After adjusting for the items excluded from operating profit in arriving at adjusted operating profit and the tax attributable to those items, the income tax expense was $80.8 million (2007: $117.5 million) on a profit before tax of $327.9 million (2007: $469.3 million). On this basis, the Group’s effective tax rate was 24.6% (2007: 25.0%).

Minority interests

In 2008, the profit after tax attributable to minority shareholders in subsidiaries not wholly-owned by the Group was $18.1 million (2007: $25.0 million).

(Loss)/earnings per share

In 2008, there was a loss from continuing operations attributable to equity shareholders of $64.6 million (2007: profit of $361.4 million) and the loss per share from continuing operations was 7.34 cents (2007: diluted earnings per share of 40.88 cents).

Earnings for the purposes of calculating adjusted earnings per share are adjusted for the items excluded from adjusted operating profit and the tax attributable to those items. On this basis, there was profit from continuing operations attributable to equity shareholders of $229.0 million (2007: $328.0 million). Adjusted diluted earnings per share were 25.96 cents (2007: 37.10 cents).

Ongoing segments

Industrial & Automotive

$ million, unless otherwise stated	2008		2007
Sales:
– Power Transmission	2,125.2		2,078.6
– Fluid Power	832.3		769.1
– Sensors & Valves	421.0		413.5
– Other Industrial & Automotive	602.1		717.5
	3,980.6		3,978.7
Adjusted operating profit	349.4		444.8
Adjusted operating margin	8.8%		11.2%
Operating profit	27.7		423.6
Cash conversion	109.0%		75.5%
Net capital expenditure : depreciation	0.9	x	1.0	x

Market background

The US Industrial Production Index (as reported by the US Federal Reserve) showed an accelerating decline in US industrial production over 2008, falling by 8% over the year. Europe showed a steady decline in industrial production, with India and China also softening.

31
Operating and Financial Review

Our automotive aftermarket remained broadly flat in the developed regions but saw continued strong growth in the developing regions of China and South America, in line with the growing number of vehicles in these markets.

The North American automotive OE market worsened throughout 2008, with North American automotive production in 2008 down 16% year-on-year (Source: CSM, light vehicle production volumes). Automotive OE markets outside North America were most noticeably affected towards the end of 2008, with declines in Europe and emerging economies.

Power Transmission

			Change
$ million, unless otherwise stated	2008	2007	%
Sales	2,125.2	2,078.6	2.2
Adjusted operating profit	228.1	267.9	(14.9)
Adjusted operating margin	10.7%	12.9%
Operating (loss)/profit	(70.6)	261.8

Sales were $2,125.2 million (2007: $2,078.6 million), an increase of 2.2%. Sales increased by $138.8 million due to exchange rate changes. Sales fell by $92.2 million, or 4.2%, on an underlying basis. Sales were affected by lower volumes which resulted from a global weakening of end market conditions. However, the automotive aftermarket business, where sales volumes were up marginally compared with 2008, continued to demonstrate its resilience.

An operating loss of $70.6 million was incurred in 2008 (2007: profit of $261.8 million), which included restructuring costs of $13.8 million (2007: $6.0 million) and, in 2008, impairments of $284.6 million. Restructuring costs recognised in 2008 primarily related to the closure of the manufacturing facility in Moncks Corner, South Carolina. Impairments recognised In 2008 principally related to the goodwill allocated to Stackpole ($157.2 million) and Gates Mectrol ($37.4 million) and Stackpole’s property, plant and equipment, which was written down by $65.9 million, and there were other impairments of property, plant and equipment totalling $24.1million.

Adjusted operating profit was $228.1 million (2007: $267.9 million), a decline of 14.9%. Adjusted operating profit increased by $17.6 million due to exchange rate changes. Adjusted operating profit was down $57.4 million, or 20.1%, on an underlying basis. Profitability fell due to lower fixed cost absorption resulting from reduced sales volumes and initiatives taken by management to reduce inventory levels, and raw material price increases. However, these factors were partially offset by price increases and the benefit of cost reduction initiatives. The adjusted operating margin declined to 10.7% (2007: 12.9%).

During 2008, Gates expanded its electro-mechanical drive system, which achieves approximately 3-8% fuel savings, and, by the end of the year, had 18 systems in production and development with customers such as PSA, Chery and

Hyundai. In Europe, Gates further expanded sales of its variable vane oil pumps, which contribute approximately 2-3% fuel savings, winning new contracts with Audi and PSA. Annualised new business awards in the automotive OE market totalling $233 million were won – a record for Gates – with 74% outside North America. Gates expanded its applications in the leisure market, supplying Trek and Giant with belts for bicycles.

Fluid Power

			Change
$ million, unless otherwise stated	2008	2007	%
Sales	832.3	769.1	8.2
Adjusted operating profit	46.2	71.0	(34.9)
Adjusted operating margin	5.6%	9.2%
Operating profit	29.0	60.0

Sales were $832.3 million (2007: $769.1 million), an increase of 8.2%. Sales increased by $13.4 million due to exchange rate changes and recent acquisitions increased sales by $17.9 million compared with 2007. Sales increased by $31.9 million, or 4.1%, on an underlying basis. Sales benefited from price increases but were adversely affected by volume declines from weakening end markets, particularly in Europe.

Gates Fleximak, which contributed $20.8 million of sales in 2007, was reclassified from Other I&A to the Fluid Power segment in 2008 and sales also benefited from the acquisition of A.E. Hydraulic in March 2008.

Operating profit was $29.0 million (2007: $60.0 million), which included restructuring costs of $1.9 million (2007: $8.6 million) and, in 2008, impairments of $11.7 million. Restructuring costs recognised in 2007 related to the completion of the restructuring of its facility in St. Neots, UK and the transfer of certain of its operations to a new facility in Karvina, Czech Republic. Impairments recognised in 2008 related to the property, plant and equipment of certain of Fluid Power’s businesses in Europe. In 2008, the amortisation of intangible assets arising on acquisitions was $3.6 million (2007: $2.4 million).

Adjusted operating profit was $46.2 million (2007: $71.0 million), down 34.9%. Adjusted operating profit increased by $1.2 million due to exchange rate changes and by $4.5 million due to recent acquisitions. Adjusted operating profit was down $30.5 million, or 42.2%, on an underlying basis. Adjusted operating profit decreased principally due to lower fixed cost absorption from reduced volumes, and initiatives to reduce inventory levels, coupled with the impact of higher raw material costs. The adjusted operating margin fell to 5.6% (2007: 9.2%).

Gates E&S continued to expand, with the opening of the Kuwait service centre in late 2008. Sales more than doubled during the year, assisted by the acquisition of A.E. Hydraulic early in 2008.

OPERATING AND FINANCIAL REVIEW (CONTINUED)

Sensors & Valves

$ million, unless otherwise stated	2008	2007	Change %
Sales	421.0	413.5	1.8
Adjusted operating profit	29.6	31.8	(6.9)
Adjusted operating margin	7.0%	7.7%
Operating (loss)/profit	27.7	28.4

Sales were $421.0 million (2007: $413.5 million), an increase of 1.8%. Sales increased by $3.1 million due to exchange rate changes and recent acquisitions increased sales by $4.5 million compared with 2007. Sales were flat on an underlying basis. Sales volume growth at Schrader Electronics slowed due to the weakness of the automotive OE market. This was partially offset by new contract wins at Mahindra & Mahindra and Ford, coupled with the increased replacement business from the greater number of vehicles fitted with TPMS.

Operating profit was $27.7 million (2007: $28.4 million), which included impairments of $1.1 million (2007: $0.8 million) and, in 2007, a loss of $2.8 million on the disposal of Tridon Electronics’ indicator and side object detection business. In 2008, the amortisation of intangible assets arising on acquisitions was $0.6 million (2007: $nil).

Adjusted operating profit was $29.6 million (2007: $31.8 million), down 6.9%. Recent acquisitions increased adjusted operating profit by $2.7 million compared with 2007. Adjusted operating profit was down $4.5 million, or 14.3%, on an underlying basis. Profitability fell principally because sales growth fell below expectations. The adjusted operating margin was 7.0% (2007: 7.7%).

Other Industrial & Automotive

$ million, unless otherwise stated	2008	2007	Change %
Sales	602.1	717.5	(16.1)
Adjusted operating profit	45.5	74.1	(38.6)
Adjusted operating margin	7.6%	10.3%
Operating profit	41.6	73.4

Other I&A includes the Dexter, Ideal and Plews businesses.

Sales were $602.1 million (2007: $717.5 million), a decline of 16.1%. Sales increased by $2.1 million due to exchange rate changes. Sales were $117.5 million, or 16.3%, lower on an underlying basis. Sales decreased principally due to the weakening of the recreational vehicle and utility trailer end markets and the general industrial market.

Operating profit was $41.6 million (2007: $73.4 million), which included, in 2008, restructuring costs of $3.2 million. In 2008, the amortisation of intangible assets arising on acquisitions was $0.7 million (2007: $0.7 million).

Adjusted operating profit was $45.5 million (2007: $74.1 million), down 38.6%. Operating profit decreased principally due to lower volumes and, to some extent, by higher raw materials prices which were not fully offset by price increases. The adjusted operating margin fell to 7.6% (2007: 10.3%).

Building Products

$ million, unless otherwise stated	2008		2007
Sales:
– Air Distribution	1,112.3		1,083.6
– Bathware	208.2		275.5
	1,320.5		1,359.1
Adjusted operating profit	92.4		108.3
Adjusted operating margin	7.0%		8.0%
Operating profit	47.0		95.3
Cash conversion	118.6%		125.9%
Net capital expenditure : depreciation	0.8	x	0.8	x

Market background

Non-residential construction in the US, as measured by Dodge, contracted on a square foot basis by 19% in 2008, but remained broadly flat on a value basis. Building Products’ key markets of offices, warehouse, retail, education and hospitals were flat or declined. The US Architectural Billings Index, which is regarded as a leading indicator of future commercial construction activity, fell to historically low levels in 2008.

Residential construction in the US, measured by housing starts, declined by 33% in 2008 (according to the NAHB), the third straight year of decline, and was 56% below the peak in 2005. Despite the reduction in housing construction, the number of months’ supply of unsold homes remained high throughout 2008 and, at the end of the year, stood at approximately nine months.

Air Distribution

$ million, unless otherwise stated	2008	2007	Change %
Sales	1,112.3	1,083.6	2.6
Adjusted operating profit	104.2	102.5	1.7
Adjusted operating margin	9.4%	9.5%
Operating profit	61.2	91.3

Sales were $1,112.3 million (2007: $1,083.6 million), an increase of 2.6%. Sales fell by $1.3 million due to exchange rate changes but recent acquisitions increased sales by $41.1 million compared with 2007. Sales were down $11.1 million, or 1.0%, on an underlying basis.

Sales into the non-residential construction markets remained broadly unaffected by the worsening economic environment, with the order backlog substantially maintained throughout the year. The combination of our new, ‘green’, energy-efficient products, geographic expansion into higher growth markets and acquisitions completed during the year, enabled us to outperform the market. We acquired Trion, an indoor air quality business, and Ruskin introduced its range of energy recovery ventilators, an energy-saving product that recycles conditioned air and reduces energy usage in HVAC systems. An additional facility was opened in India, expanding the geographic reach of our Indian businesses.

Sales were adversely affected by the continued downturn in residential construction, mainly affecting our Hart & Cooley and Selkirk businesses.

33
Operating and Financial Review

Operating profit was $61.2 million (2007: $91.3 million) and included restructuring costs of $3.6 million (2007: $7.4 million) and, in 2008, an impairment of $34.0 million in relation to the goodwill allocated to Selkirk. In 2008, the amortisation of intangible assets arising on acquisitions was $5.4 million (2007: $3.8 million).

Adjusted operating profit was $104.2 million (2007: $102.5 million), an increase of 1.7%. Adjusted operating profit increased by $3.1 million due to recent acquisitions. Adjusted operating profit was down slightly by $1.2 million, or 1.2% on an underlying basis. Adjusted operating profit benefited from the strong performance in our non-residential business but was adversely affected by lower sales volumes in our residential business. The adjusted operating margin was broadly unchanged at 9.4% (2007: 9.5%).

Bathware

$ million, unless otherwise stated	2008	2007	Change %
Sales	208.2	275.5	(24.4)
Adjusted operating (loss)/profit	(11.8)	5.8	(303.4)
Adjusted operating margin	(5.7)%	2.1%
Operating (loss)/profit	(14.2)	4.0

Sales were $208.2 million (2007: $275.5 million), down 24.4% on an actual and underlying basis. Bathware predominantly comprises the Lasco Bathware business, which experienced further declines in sales in 2008 due to the continued weakening of residential construction, manufactured housing and remodelling markets.

An operating loss of $14.2 million was incurred in 2008 (2007: profit of $4.0 million), which included restructuring costs of $2.2 million (2007: $1.8 million).

An adjusted operating loss of $11.8 million was incurred in 2008 (2007: profit of $5.8 million). Profitability decreased due to lower volumes combined with increased raw material and freight costs associated with higher diesel costs. Performance in the second half of 2008 improved as a result of continued restructuring initiatives in these businesses. For 2008 as a whole, the adjusted operating margin was (5.7)% (2007: 2.1%).

Corporate

Corporate costs were $37.0 million (2007: $53.7 million), a reduction of 31.1%. Also, in 2007, Corporate recognised a gain of $15.4 million on the disposal of freehold property in the UK.

Exited segments

Industrial & Automotive

Caps & Thermostats

Stant and Standard-Thomson, which comprised the Caps & Thermostats segment, were sold in June 2008. Prior to their disposal, these businesses contributed sales of $80.2 million (2007: $170.3 million) and, excluding the gain of $43.2 million made on their disposal, an adjusted operating profit of $10.3 million (2007: $23.2 million).

Materials Handling

Dearborn Mid-West, which comprised the Materials Handling segment, was sold in November 2007. Prior to its disposal, the business contributed $163.7 million to sales in 2007 and, excluding the $13.4 million gain made on its disposal, an adjusted operating profit of $9.4 million.

Building Products

Doors & Windows

In 2008, the Philips Doors and Windows business, which comprised the Doors & Windows segment, experienced further declines in sales due to the continued weakening of residential construction, manufactured housing and remodelling markets. Profitability declined due to lower volumes combined with increased raw material and freight costs associated with higher diesel prices. Although its performance improved in the second half of 2008 as a result of restructuring initiatives, management decided to close the business and it ceased operations in 2009.

Sales were $134.6 million (2007: $200.5 million), a decline of 32.9%. In 2008, the business incurred an operating loss of $24.0 million (2007: loss of $6.7 million). Restructuring costs were $0.8 million (2007: $3.0 million) and, in 2008, an impairment of $11.0 million was incurred in relation to the closure of the business. Excluding these items, the business incurred an adjusted operating loss of $12.2 million (2007: loss of $3.7million).

Fittings

Lasco Fittings Inc., which comprised the Fittings segment, was sold in February 2007. Prior to its disposal, the business contributed $13.8 million to sales in 2007 and, excluding the $65.2 million gain made on its disposal, an adjusted operating profit of $1.9 million.

Discontinued operations

In 2007, the Group recognised a loss of $59.6 million on the disposal of Trico. Also during 2007, the Group recognised a gain of $2.4 million on the receipt of additional proceeds in relation to businesses sold in previous years. After the attributable tax expense of $8.0 million, the loss on disposal of discontinued operations was $65.2 million.

PRINCIPAL RISKS AND UNCERTAINTIES

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

We outline below the risks and uncertainties that the Board believes have the greatest potential to affect the Group’s results or financial position. We have not listed these risks in any order of priority. Details of the Group’s risk management procedures are set out under the heading ‘Internal control’ on page 48.

Additional risks not currently known to us, or risks that currently we do not regard as significant, could also have a material adverse effect on our results or financial position. Our analysis of our principal risks and uncertainties should, therefore, be read in conjunction with the cautionary statement regarding forward-looking statements set out on the inside front cover.

When applying the Group’s accounting policies, management must make assumptions and estimates about the future that may differ from actual outcomes. We discuss the key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of the Group’s assets and liabilities in note 3 to the consolidated financial statements.

	Risk	Description and potential impact
Our strategy	Risks associated with acquisitions and disposals

One of our strategic objectives is to reshape our portfolio by making strategic bolt-on acquisitions of complementary businesses to expand our product portfolio and geographic presence and by disposing of non-core businesses.

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

Risks inherent in operating in emerging economies

We continue to expand our activities in the high-growth potential emerging markets of Eastern Europe, Asia, the Middle East and South and Central America. We face inherent risks in operating in these markets that include, but are not limited to, economic and political instability, restrictive or complex laws and regulations, volatility in currency exchange rates, protection of intellectual property and strong competition from companies that are already established in these markets. If we are unable to assess adequately these risks and develop and execute appropriate mitigating strategies, we may have to decline growth opportunities which may adversely impact the Group’s sales, profitability and cash flows.

Our funding	Risks arising from restrictions on the availability of credit

During 2009, due largely to the efforts of national governments, credit has become more readily available to companies, such as Tomkins, that have investment grade credit ratings. However, many companies continue to find it difficult to obtain or renew borrowing facilities on commercially-acceptable terms.

35
Principal Risks and Uncertainties

	Risk	Description and potential impact
Our funding	Risks arising from restrictions on the availability of credit (continued)

We finance our business principally through equity and bank and other borrowings. We currently have considerable headroom under our committed borrowing facilities and there is no immediate need for us to renew or replace any of our facilities. We are mindful, however, that, if our access to credit was once again to become restricted, we may have to accept less favourable terms when we come to renew or replace our facilities.

Failure to obtain sufficient funding to meet our liquidity requirements may result in our losing business opportunities or in the curtailment of capital spending, research and development and other important strategic programmes.

Restrictions on the availability of credit may also restrict the reshaping of our portfolio because reduced access to credit may adversely impact the ability of both ourselves and potential buyers to finance the acquisition of businesses.

If we were unable to replace or renew our borrowing facilities as they expire, there may be a threat to the Group’s status as a going concern. If we were able to obtain funding only on less favourable terms, there may be an adverse impact on the Group’s profitability and cash flows.

Restrictions on the availability of credit may cause some of our customers to be slower in settling the amounts that they owe to us, thereby reducing our own liquidity or, indeed, may cause them to be unable to pay the amounts that they owe to us.

Restrictions on the availability of credit also increase the risk that some of our suppliers may fail, which could cause disruption in the supply of critical inputs to our manufacturing processes. If there were any interruption in the supply of our products to any of our customers, we may lose sales to those customers and there would be the risk that some of them would migrate to other suppliers.

Our markets	Risks associated with the economic downturn and uncertainty about the timing of the recovery

Demand for our products is driven directly or indirectly by consumer demand and preferences. Our markets tend to be cyclical and the recent decline in asset prices, limitations on the availability of credit and economic uncertainty have eroded market confidence and driven down consumer spending in a number of our end markets.

Despite recent signs of improvement in global economies, it is not yet clear whether the worst of the economic crisis is over and, even if it is, growth in many of our end markets is likely to be slow, adversely affecting the demand for our products, placing pressure on our prices and margins and resulting in further customer consolidation. We expect these pressures will continue to be particularly acute in our residential, commercial construction and automotive OE markets.

PRINCIPAL RISKS AND UNCERTAINTIES (CONTINUED)

	Risk	Description and potential impact
Our markets	Risks associated with the major US automotive manufacturers

In 2009, the Group derived 9% of its sales from General Motors, Ford and Chrysler. For some time, the global automotive industry has been characterised by overcapacity and fierce competition. In recent years, the Detroit Three have seen a decline in their market share of vehicle sales, particularly in North America, due to Asian and European automobile manufacturers increasing their presence and the preference of customers for fuel-efficient vehicles. North American vehicle production declined sharply from 15.1 million in 2007 to 12.6 million in 2008 and to 8.6 million in 2009. As a consequence, the Detroit Three have suffered financial hardship and have been the subject of considerable uncertainty (GM and Chrysler went through bankruptcy and bail out by the US government in 2009). Production capacity of the Detroit Three in North America has been severely cut back and any recovery in sales may take some years as they replace their vehicle platforms. North American vehicle production is expected to recover only slightly to 10.0-10.5 million units in 2010.

Although, in recent years, the proportion of the Group’s sales derived from the major US automotive manufacturers has progressively declined, they remain important to our success. Any further prolonged reduction in their activity levels may adversely affect the Group’s sales and profitability and may cause the impairment of certain of the Group’s productive assets that are used to supply these customers.

Risk of increased competition from low-cost producers

Many of our end markets are highly competitive and competitive pressures have increased during the economic downturn as more suppliers have shown a willingness to sacrifice margin in order to maintain market share. Additionally, customers continue to expand their sourcing of products by looking to regions that enjoy economic advantages such as lower labour costs, cheaper raw materials or export subsidies. If we are unable to continue to provide technologically superior or better quality products or to match the prices of low-cost suppliers, there is a risk that customers will switch to those suppliers, causing the Group to lose market share with the consequent reductions in sales and margins.

37
Principal Risks and Uncertainties

	Risk	Description and potential impact
Our products	Risks associated with the cost and availability of production inputs

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

During 2009, we have seen both significant increases and declines in the prices of many inputs. If such price volatility were to continue, it may hinder accurate forecasting and costing and make it difficult to pass cost increases on to customers.

Our businesses compete globally for key production inputs. The availability of certain raw materials, energy or other key inputs may be disrupted by any number of geopolitical factors. Such disruptions may require additional capital or operating expenditure by the Group or forced reductions in its production volumes.

Financial distress of key suppliers as a result of increasing prices, declining demand and a lack of available financing may lead to disruption in the supply of inputs which may negatively affect the Group’s production and profitability.

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

We believe that our future success depends in large measure on our ability to retain and develop our people. If we are unable to identify, attract and retain excellent non-management, management and executive talent, we may not be able to implement effectively our business strategies, or we may experience delays in the development and production of, or face difficulty in selling, our products and services.

CORPORATE SOCIAL RESPONSIBILITY

Corporate governance

→	Extended compliance programme
→	Above-average governance ratings

Our workplace

→	27.7% reduction in injury rate
→	Launched Tomkins fitness challenge

Our global footprint

→	110 sites with environmental management systems
→	$490,643 charitable assistance

Our market place

→	Full roll-out of supplier charter
→	New HSEco-design programme

Introduction

The past year has witnessed significant economic, financial and business turmoil. Tomkins’ response to the downturn in its markets has been to implement wide-reaching restructuring projects, involving the closure of 25 facilities and a reduction in headcount of 4,300. Despite this, we have remained focused on CSR as an integral part of our everyday business practices and one of the drivers of our success. We believe that excellence in CSR is consistent with, and enhances, our financial and corporate performance.

A summary of our progress and performance in 2009 is set out below, describing our continued progress in the four key CSR areas, namely, corporate governance, our workplace, our global footprint and our marketplace. We have again published a separate, in-depth Corporate Social Responsibility report which is available for download from the Company’s website.

Corporate governance

Corporate governance at Tomkins is recognised to be amongst the best in class. At Board level, we continue to address the demands of the changing regulatory environment and place a strong emphasis on corporate governance and risk management in all our activities. Unless otherwise stated, we comply fully with the requirements of the Combined Code on Corporate Governance and also with the provisions of Sarbanes-Oxley in so far as they apply to Tomkins.

Each year, we require our company Presidents to confirm compliance with our corporate policies: Tomkins’ Code of Conduct and Ethics, Human Rights and HSE policies (including Tomkins Global Minimum HSE Standards). I am pleased to report there were no material cases of non-compliance. In 2010, we are in the process of extending confirmation to all employees holding positions of plant manager and above. This change was proposed by the CSR Committee of the Board in order to ensure that this critical element of our management procedures receives the prominence it deserves.

Our workplace: health and safety

The health and safety of our employees and those people and communities who are affected by our operations is of utmost importance to us. Tomkins’ companies conduct business in many countries around the world. HSE requirements vary greatly in these countries and many do not provide the level of protection for employees that Tomkins has established for its operations. In order to achieve the same high safety standards throughout the Group, regardless of the type of operation or its location, we implement our Global Minimum HSE Standards which must be complied with, in addition to any local regulatory requirements.

In 2009, our accident rate (number of reportable incidents per 100 workers) was 1.97 (2008: 2.72) and our severity rate (average number of lost workdays per 100 employees) was 8.62 (2008: 15.91), representing a 27.7% and a 45.8% reduction respectively versus 2008. These achievements place us well above average when compared to the performance of the US manufacturing sector and demonstrate our commitment to safety excellence. We are pleased to have achieved these reductions against a background of considerable change.

During the second year of our health and wellness programme we launched the Tomkins Global Fitness Challenge. The aim of the initiative was to improve the wellness level of employees, increase productivity and promote loyalty and collaboration worldwide. The goal for the challenge was to travel the total distance around the world, with participants tracking their fitness activities on a customised multi-language website. The site also contained information on healthy living and a bulletin board to share success stories. With over 2,000 participants, we quickly achieved our initial goal and so set and reached a new target of travelling the distance to the moon and back.

Our workplace: employees

In the workplace, our aim is to be an employer of choice. We believe there is a strong correlation between effective people practices and business success.

At a Group level, we use formalised succession planning, management internships and competitive compensation schemes that align the interests of our managers with those of our shareholders. Specific management training is provided through Tomkins College, the Group’s executive development programme.

Individual facilities pursue their own customised employee training programme, covering a variety of issues from safety, security awareness, lean manufacturing, waste handling, through to disease prevention and communication and language training.

39
Corporate Social Responsibility

Key performance indicators

	2009	Number of facilities reporting	2008		Number of facilities reporting
Total waste (million metric tonnes)	0.084	154	0.118	*	139
Landfill waste (million metric tonnes)	0.028	154	0.040		132
Total energy consumed (billion KWh)	1.426	154	1.682	*	148
Water consumption (million m3)	2.178	154	2.524	*	138
Total greenhouse gas emissions (million tonnes)	0.163	154	0.177		127
*	2008 figures adjusted for increase in number of reporting locations and data revisions

Each business in the Group is encouraged to implement comprehensive employment policies designed to motivate employees and to determine ways in which knowledge and skills can best contribute towards the success of the business. Schemes are operated to encourage loyalty and performance. For instance, the Sharesave Scheme provides an opportunity to purchase shares in Tomkins plc.

We are firmly committed to the equitable treatment of all our employees and qualified applicants for employment. Equal opportunity is one of our most enduring and basic beliefs and we aim to ensure that no discrimination in any form is practised within our business. Furthermore, it is the responsibility of each employee to help Tomkins provide a work atmosphere free of harassment or abuse.

Employee involvement and communication programmes continue to be developed, designed to provide equal opportunity to all, irrespective of sex, race, religion or colour. Each company in the Group endeavours to provide equality of opportunity in recruiting, training, promoting and developing the careers of disabled persons.

Our global footprint: environment and climate change

Environmental liability represents a significant CSR risk to be managed in all Tomkins’ operations. Environmental problems can consume valuable management time, place a financial burden on profitability and impair our image in the community. In order to mitigate these risks, our operations are all subject to rigorous minimum environmental standards. Tomkins incurred no environmental fines in 2009.

Our efforts are not limited to minimising the impact of our operations on the environment but also extend to manufacturing environmentally-responsible products. More details of these products can be found in our full-length CSR report for 2009.

Our facilities began reporting energy and water usage, air emissions, waste and recycling efforts in 2007. Data quality has improved each year and we have found this data allows our companies to better manage their businesses.

In the table above, we have set out absolute figures for waste production, energy and water consumption and greenhouse gas emissions for 2009 and 2008. We estimate that this data covers over 95% of our operations and, as such, provides a meaningful guide as to our environmental impacts.

Our global footprint: community

We recognise our responsibilities to the wider communities in which our businesses operate. These responsibilities range from consulting with local bodies, to providing charitable assistance and supporting community and corporate citizenship projects. Each of our facilities operates its own community engagement programme. Total charitable donations in the year were $490,643 (2008: $1,075,580), of which the UK accounted for $90,168 (2008: $297,020); in the US they totalled $254,271 (2008: $593,671), of which $161,378 (2008: $297,054) came from a Tomkins-funded charitable trust; and in the remaining overseas companies, they totalled $146,204 (2008: $184,889). It is Tomkins’ practice not to use shareholders’ funds to make political donations either in the form of monetary donations or other in-kind benefits. No political donations were made during the year (2008: $nil).

Our marketplace

The new Supplier Charter launched at the end of 2008 has now been fully rolled out across the Group. Compliance with the terms of the Charter is incorporated into the terms of all our companies’ purchase orders.

We recently completed an HSEco-Design training manual and programme which is being rolled out across the Group. HSEco-Design is a systematic application of environmental and health and safety considerations at the product and manufacturing process design stage. The way we produce, use and dispose of products impacts the sustainability of the environment, as well as our business. Through the application of HSEco-Design, we aim to enhance business sustainability by creating a more competitive product which meets the needs of all our stakeholders.

Conclusion

The CSR Committee is extremely pleased with the strong progress achieved with our CSR programme this year, especially against the backdrop of global financial turmoil. The Board also continues to emphasise its commitment to CSR, in particular when conducting site visits. We fully believe that the persistence of all our employees in pursuing CSR activities contributes positively to corporate performance.

Looking forward, we will continue to implement our CSR strategy, focusing in 2010 on our key priorities of:

–	Further improving our safety performance
–	Wellness of employees
–	Understanding and managing our environmental and climate change impacts
–	Recruiting and retaining talented people
–	Continuing to support our local communities

Struan Robertson

Chairman, Corporate Social Responsibility Committee

26 February 2010

BOARD OF DIRECTORS

1	David Newlands, aged 63

Non-Executive Chairman

Appointed to the Board in August 1999 and became Chairman in June 2000. He is Chairman of KESA Electricals plc and PayPoint plc, and a director of a number of other companies. He was formerly Finance Director of The General Electric Company, p.l.c., Chairman of Britax International plc and Deputy Chairman of Standard Life Assurance.

2	James Nicol, aged 56

Chief Executive

Appointed to the Board in February 2002. Former President and Chief Operating Officer of Magna International Inc., the Canadian automotive parts company. He joined Magna in 1987 as Vice-President, Special Projects, following a successful career as a commercial lawyer. He left in 1992 to set up TRIAM Automotive Inc. and returned to Magna as Vice-Chairman when Magna acquired TRIAM in 1998.

3	John Zimmerman, aged 46

Finance Director

Appointed to the Board in October 2007. He is a Chartered Accountant (S.A.) and practised for a number of years at Deloitte in South Africa. He joined Braxton Associates in Toronto in 1990 and then became a partner at Orenda Corporate Finance in 1994. He joined Tomkins as Vice President of Corporate Development in 1999.

4	Richard Gillingwater CBE, aged 53

Senior Independent Non-Executive Director

Appointed to the Board in December 2005. He is Dean of Cass Business School and previously held senior appointments in the UK Government and the City of London, as Chairman of the Shareholder Executive, the body responsible for the Government’s shareholdings in major, public-owned businesses, and at CSFB, BZW and Kleinwort Benson. He is Chairman of CDC Group plc and also a non-executive director of Scottish and Southern Energy plc.

5	John McDonough, aged 58

Independent Non-Executive Director

Appointed to the Board in June 2007. He is the Group Chief Executive of Carillion plc, having been appointed in 2001. He was previously Vice President, Integrated Facilities Management, Europe, the Middle East and Africa of Johnson Controls Inc and is currently Chairman of the CBI’s Construction Council and a member of the CBI’s President’s Committee.

6	David Richardson, aged 58

Independent Non-Executive Director

Appointed to the Board in March 2006. He is Chairman of Forth Ports PLC and a non-executive director of Serco Group plc. He was formerly Chairman of De Vere Group plc and a non-executive director of Dairy Crest Group plc. Previously, he held a number of senior financial management and strategic planning positions in Whitbread PLC from 1983 to 2005, becoming Group Finance Director in 2001. Prior to his time at Whitbread, he had worked for ICL plc and Touche Ross & Co. (now Deloitte LLP).

7	Struan Robertson, aged 60

Independent Non-Executive Director

Appointed to the Board in December 2005. He is currently a non-executive director of Forth Ports PLC and International Power plc and is the Senior Independent Director at Henderson TR Pacific Investment Trust plc and Salamander Energy plc. He was Group Chief Executive of Wates Group Limited between 2000 and 2004, having previously spent 25 years with BP plc in a number of senior positions. He was the Senior Independent Director at WS Atkins plc from 2000 to 2005.

41
Board of Directors

Directors’ interests in the Company

The interests of the Directors in the share capital of the Company are shown below. No Director had any beneficial interest in the shares or loan stock of any other Group undertaking.

No changes took place in Directors’ interests during the period from 3 January 2010 to 26 February 2010.

	As at 2 January 2010		As at 3 January 2009
	Number of shares(1)		Number of shares(2)
		Non-		Non-
	Beneficial	beneficial	Beneficial	beneficial
Executive Directors
J Nicol	2,393,013	–	2,251,034	–
J W Zimmerman	441,415	–	303,122	–
Non-Executive Directors
R D Gillingwater	13,000	–	11,000	–
J McDonough	11,000	–	9,000	–
D B Newlands	332,515	–	327,515	–
D H Richardson	21,729	–	19,729	–
D D S Robertson	14,500	–	12,500	–
(1)	Includes 286,849 Deferred Award Shares for J Nicol and 102,555 Deferred Award Shares for J W Zimmerman.
(2)	Includes 338,918 Deferred Award Shares for J Nicol and 91,108 Deferred Award Shares for J W Zimmerman.

SENIOR MANAGEMENT

Denise Burton – Company Secretary, aged 50: was appointed to her current role in November 2007. She joined the Company in March 1989 as Assistant Company Secretary and subsequently was Deputy Company Secretary for over ten years.

David Carroll – Executive Vice President – Corporate Development, aged 52: was appointed to his current position in October 2007, having previously had executive responsibilities for four business units within the Group since joining in 2003. He joined the Group from Magna International Inc. where he had operated in various sales and planning roles since 1984, becoming Executive Vice President, Marketing and Corporate Planning in 2002.

Terry O’Halloran – Chief Operating Officer – Building Products, aged 62: was appointed to his current role in May 2007, having served as the President – Building Products since January 2007, and having been Group President – Air Systems Components Division since 1999. He has had 24 years’ experience with the Group in the Building Products business group, including his roles as President of Air Systems Components Limited Partners and President of Ruskin Company.

George Pappayliou – General Counsel, aged 55: was appointed to his present role in April 2003. He joined the Group in August 1990 with the acquisition of Philips Industries. Thereafter he served as the General Counsel of Tomkins Industries and later as the Group’s General Counsel – North America.

Alan Power – President – Industrial and Automotive, aged 47: joined the Group in his current role in September 2008 from Van Rob Inc. where he was President and Chief Operating Officer. Prior to Van Rob, he was President, CEO and Chairman at National Rubber Technologies, and President and CEO of Decoma International.

Mildred Woryk – Vice President – Human Resources, aged 50: was appointed to her current role in May 2006. She joined the Group in October 1993 and, prior to her current appointment, served as Assistant General Counsel.

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

1. Directors

A. The Board

The Company is controlled through its Board of Directors whose main roles are to:

–	create value for shareholders;
–	provide leadership of the Company;
–	approve the Company’s strategic objectives;
–	ensure that the necessary financial and other resources are made available to management to enable them to meet those objectives; and
–	operate within a framework of effective controls which enables the assessment and management of principal business risks.

The Board, which has reserved certain specific matters to itself for decision that are set out in a schedule of reserved matters, is responsible for approving overall Group strategy and financial policy, acquisition and divestment policy and major capital expenditure projects. It also appoints and removes members of the Board and Board Committees, reviews recommendations of the Audit Committee, Remuneration Committee and Nomination Committee, and the appointment of the independent auditors. It also reviews the financial performance and operation of each of the Company’s businesses. The Company has granted qualifying third-party indemnities to the Directors that remain in force at the time of this report.

The Board sets the standards and values of the Company and much of this has been embodied in the Company’s Code of Conduct and Ethics and Human Rights Policy which can be found on the Company’s website. The Code of Conduct and Ethics applies to all Directors, officers and employees, including the principal executive, financial and accounting officers, as required by section 406 of Sarbanes-Oxley, the related rules of the SEC and the rules of the NYSE. The Code of Conduct and Ethics contains provisions (Reporting of Violations) under which employees can report violations of Company policy or any applicable law, rule or regulation, including those of the SEC. US employees have the added protection of section 806 of Sarbanes-Oxley, which prohibits the discrimination by a company or others against an employee where such violations are reported. The current procedure, which is set out in Tomkins’ Code of Conduct and Ethics, provides for information to be given anonymously or by named employees under conditions of confidentiality. Those employees who come forward and give their name are assured that they will receive the full protection of section 806 of Sarbanes-Oxley and no retaliation will take place. This is of particular importance since 46% of the Company’s employees are based in the US. Furthermore, the Company ensures that the principles are applied in other jurisdictions, subject to compliance with local employment and other laws.

The Board has delegated to the Chief Executive responsibility for the day-to-day management of the Group subject to certain financial limits above which Board approval is required. The delegated authority includes such matters as operations, acquisitions and divestitures, investments, capital expenditure, borrowing facilities and foreign currency transactions.

The Board comprises a Non-Executive Chairman, four additional Non-Executive Directors and two Executive Directors who, together with their different financial, commercial, technical and operational expertise and cultures, bring with them a wide range of experience to the Company.

The Board has determined that the Non-Executive Directors, Richard Gillingwater, John McDonough, David Richardson and Struan Robertson, are independent, as they are independent of the Company’s executive management and free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the Company). Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of its independent judgement.

43
Key Governance Principles

Non-Executive Directors are normally appointed for a minimum period of two years which is subject to approval by shareholders at the AGM and the appointments are renewable by agreement with the Board. The terms and conditions of appointment of Non-Executive Directors are available for inspection at the Company’s registered office during normal business hours on weekdays and will also be available for inspection at the place of the AGM from 15 minutes before the meeting until it ends. The Combined Code recommends the appointment of a senior independent Non-Executive Director, and Richard Gillingwater fulfilled this role in 2009. The roles of Non-Executive Directors are to:

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

The Board ordinarily meets not less than five times a year and will hold additional meetings when circumstances require. During the year ended 2 January 2010, the Board met on five occasions. Between meetings, the Chairman and Chief Executive update the Non-Executive Directors on current matters and there is frequent contact to progress the affairs of the Company. With the encouragement of the Chief Executive, the Non-Executive Directors have regular contact with senior management through their presentations at Board meetings, at strategic reviews and on other occasions.

Attendance by each individual Director at Board and principal committee meetings held during 2009

					Corporate Social
			Remuneration	Nomination	Responsibility
	Board	Audit Committee	Committee	Committee	Committee
Meetings held in 2009	5	4	5	2	4
Meetings attended:
David Newlands	5	n/a	5	2	n/a
Richard Gillingwater	4	3	4	2	n/a
John McDonough	5	4	5	2	4
James Nicol	5	n/a	n/a	n/a	4
Leo Quinn	4	3	4	1	n/a
David Richardson	4	4	n/a	2	n/a
Struan Robertson	5	n/a	n/a	2	4
John Zimmerman	5	n/a	n/a	n/a	n/a

n/a – not applicable (where a Director is not a member of a committee)

All of the Directors listed above served throughout the year with the exception of Leo Quinn who resigned as a Director on 3 November 2009. During the year, other Directors have, by invitation, attended meetings of committees of which they were not a member and these details are not included in the table above. On the rare occasion when a Director cannot attend a meeting, he will normally make his views on the agenda items known prior to the meeting to the Chairman or, in respect of committee meetings, to the Chairman of the respective committee.

At the Company’s forthcoming AGM, and in accordance with the Company’s Articles of Association, David Newlands will retire from the Board by virtue of length of service and will seek reappointment.

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

KEY GOVERNANCE PRINCIPLES (CONTINUED)

1. Directors (continued)

The Chairman, David Newlands, is also Chairman of KESA Electricals plc and PayPoint plc. Whilst these are important appointments, the Board believes that the Chairman continues to be able to carry out his duties and responsibilities effectively for the Company. In view of this, as set out in the Remuneration Committee report, the Board renewed David Newlands’ letter of appointment for a further three years from 18 February 2009. This was felt to be appropriate in order to take advantage of his knowledge of the Company, his experience of earlier recessions, his experience in chairing Tomkins when faced with a period of unprecedented economic turmoil and finally his guidance in relation to the refinancing of the Company’s banking facilities.

The Chief Executive’s primary role is the running of the Company’s businesses and the development and implementation of strategy. The Non-Executive Directors have the opportunity to meet with the Chairman and with the Chief Executive periodically, either together or separately, to consider and discuss a wide range of matters affecting the Company, its business, strategy and other matters.

C. Board Committees

The Board has established a number of committees and receives reports of their proceedings. Each committee has its own delegated authority as defined in its terms of reference which are reviewed periodically by the Board. The Board is satisfied that its committees have written terms of reference which conform with best corporate governance practice. The terms of reference for all Board committees can be found under ‘Governance’ in the ‘Responsibilities’ area of the Company’s website, or a copy can be obtained by application to the Company Secretary at the Company’s registered office.

The Board appoints the chairmen and members of all Board committees upon the recommendation of the Nomination Committee. The Company Secretary is secretary to all Board committees. The committees, their membership and a brief description of their duties are set out below.

Directors’ membership of committees

Corporate
				Social		General
	Audit	Nomination	Remuneration	Responsibility	Disclosure	Purposes
David Newlands		C	M		C
James Nicol				M	M	C
John Zimmerman					M	M
Richard Gillingwater	M	M	M
John McDonough	M	M	C	M
David Richardson	C	M
Struan Robertson		M		C
C – Chairman	M – Member

Audit Committee

Details of the Audit Committee and its work can be found on pages 50 and 51.

Nomination Committee

The Nomination Committee makes recommendations to the Board on all proposed appointments of Directors through a formal and transparent procedure. The Committee meets as and when required.

In accordance with the Company’s Articles of Association, Directors are subject to reappointment at the AGM immediately following the date of their appointment. Thereafter they have to seek reappointment no later than the third AGM following their previous reappointment. The Nomination Committee is required to consider new appointees and examine any possible sources of potential conflict. The Committee and the Board are aware of and support the principles set out in section A.4 of the Combined Code relating to appointments to the Board.

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

More details of the work of the Corporate Social Responsibility Committee can be found in the Corporate Responsibility Report to shareholders available on the Company’s website.

Remuneration Committee

Details of the Remuneration Committee and its work can be found on pages 52 to 61.

45
Key Governance Principles

Disclosure Committee

The Disclosure Committee meets as and when required for the purpose of, inter alia, reviewing and approving for release all price-sensitive information relating to the Company and compliance with the Disclosure and Transparency Rules of the UKLA and disclosure obligations under SEC rules.

General Purposes Committee

The General Purposes Committee meets as and when required. It comprises Executive Directors and deals principally with day-to-day matters of a routine nature and matters delegated to it by the Board.

D. Board, Committee and Chairman evaluations

Under the direction of the Senior Independent Director, Richard Gillingwater, evaluations of the effectiveness of the Board, its Committees and Chairman were conducted during the year. The evaluation processes drew on the experiences of the previous evaluations of the Board and its Committees.

Board

The positive aspects of the Board included a Chairman and Chief Executive who worked well together and whose skills were complementary. Areas of strength included the consideration, assessment of and compliance with, good Corporate Governance. An area targeted for future improvement was an appropriate level of updating and involvement outside formal meetings.

Progress against the 2008 suggestions for improvement

Following discussions on senior management succession planning and talent development across the Company, good progress had been made, and it is now going to be embedded in an annual Board meeting to deal solely with these issues. In addition to this meeting, another Board meeting has been scheduled in 2010 to deal with matters falling outside the usual quarterly reporting or strategy meetings.

The call for more time for longer-term objectives and planning was addressed at the 2009 Strategy meeting which was regarded as the most comprehensive yet, and it was felt that as a result, the Company had been very well focused on surviving the downturn. Last year’s suggestion of the provision of more location visits in order to improve non-executive understanding had been delayed by cost and travel constraints but two site visits have been arranged in 2010 to deal with this.

Committees

In general the committees were judged to be working well and working under clear terms of reference. The Audit Committee had active member contribution and proactivity on the part of the responsible executives for key issues and scored highly on actively engaging with the external auditors and demonstrating an appropriate degree of involvement in the work of internal audit and its findings and its relationship with the external auditors.

Positive aspects of the Remuneration Committee included giving its members prior notice of major remuneration developments and the provision of access to resources, including independent professional advice. It was noted that the Board and Remuneration Committee were much more involved in understanding and reviewing Executive and management’s personal objectives, performance and compensation.

Positive aspects of the CSR Committee included the promotion of constructive debate with appropriate involvement outside formal meetings. Tomkins was felt to be a leading plc on CSR.

Miscellaneous suggestions in relation to all Committees included a recommendation that the Board and Committees should specifically review the quality and content of papers and supporting processes at least annually and also conduct an effective review of the respective Terms of Reference annually.

Chairman

Feedback identified areas of strength, such as encouraging shareholder participation at the AGM and the Chairman’s ability to work with the Chief Executive, both of which received maximum scores. The Chairman’s market understanding and grasp of internal Company matters received favourable comments and it was felt that he provided good counsel and advice to the Group, especially during the downturn.

Finally, the Senior Independent Director discussed the Chairman’s performance with the Non-Executive Directors and with the Chairman.

2. Remuneration

See the Remuneration Committee report on pages 52 to 61.

3. Accountability and audit

A. Financial reporting

In the Directors’ Report, the Board seeks to provide a detailed understanding of each business of the Group, together with a balanced and understandable assessment of the Group’s position and prospects.

KEY GOVERNANCE PRINCIPLES (CONTINUED)

3. Accountability and audit (continued)

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

To assist members of the Board to gain an understanding of the views of institutional shareholders, at each of its meetings the Board receives an Investor Relations Report which covers a wide range of matters including a commentary on the perception of the Company and views expressed by the investment community, media reports, share price performance and analysis. Analysts’ reports and estimates are also made available to all Directors. The announcement of interim management statements, half-year and full-year results provides opportunities for the Company to answer questions from institutional shareholders covering a wide range of topics. The Chairman, Chief Executive, Finance Director and Investor Relations staff hold an ongoing dialogue with institutional shareholders to ensure the mutual understanding of objectives. The Chief Executive and other senior executives participate in industry conferences which are attended by existing and potential shareholders. The Company exercises care to ensure that all price-sensitive information is released to all shareholders at the same time, as required by the Listing Rules of the UKLA and consistent with the SEC Regulation FD in the US.

The Company’s website provides shareholders and potential investors with information about the Company, including annual and half-yearly reports, recent announcements, investor presentations, share price information, Group policies, corporate responsibility and governance matters. Shareholders are also able to put questions to the Company via its website.

Shareholders also have the opportunity to attend the AGM to put questions to the Board. Full details of the 2010 AGM are contained in the Notice of Meeting. It is the Company’s practice to send the Notice of Meeting and related papers to shareholders at least 20 working days before the AGM and to propose separate resolutions on each substantially separate issue.

The Board notes that section 2 of the Combined Code seeks to encourage more active participation by institutional shareholders, including entering into a dialogue with companies and making considered use of their votes – principles which the Company supports.

Substantial shareholdings

Voting rights notified under the Disclosure and Transparency Rules of the UKLA at 26 February 2010 are set out in the table below.

	Number	Voting rights
	of shares	% of total
Schroders plc	87,374,018	9.90
BlackRock, Inc.	45,533,620	5.16
Massachusetts Financial Services Company	44,391,657	5.03
Sprucegrove Investment Management Limited	43,969,223	4.98
Invesco Ltd (through AiM Trimark, Powershares etc.)	43,431,651	4.92
Aberdeen Asset Management PLC	42,965,662	4.87
Legal & General Group plc	35,075,908	3.97
Norges Bank	27,500,712	3.12

47
Key Governance Principles

Shareholder rights

The Company’s issued share capital is comprised of ordinary shares of 9 cents each. Ordinary shareholders have no entitlement to share in the profits of the Company, except for dividends that have been declared and in the event of the liquidation of the Company. Ordinary shareholders have the right to attend, and vote at, general meetings of the Company or to appoint a proxy to attend and vote at such meetings on their behalf. On a poll, ordinary shareholders have one vote for every share held.

Details of the Company’s share capital, including rights and obligations, are set out in note 38 to the consolidated financial statements and details of purchases of its own shares are set out on page 164.

The Company’s authorised share capital previously included deferred shares of £1 each. When the Company redenominated its ordinary shares from sterling to US dollars, it was required by law to have a minimum share capital of £50,000 denominated in sterling. The deferred shares were issued to meet this requirement, which was removed on the implementation of section 542 of the Companies Act 2006 on 1 October 2009. Accordingly, the Company bought back and cancelled the deferred shares on 16 December 2009. The deferred shares were not listed on any investment exchange and had extremely limited rights such that they effectively had no value.

Significant agreements and change of control

The Group has issued bonds totalling £400 million. The terms of the bonds entitle the holders to require redemption where there is a change of control of the Company combined with a ratings downgrade. In addition, under the Group’s £400 million credit facility and under the $450 million credit facility that will replace it in August 2010, the lenders are entitled, on a change of control, to require prepayment of amounts outstanding.

Compliance statement

Except where indicated in relation to the Company’s share schemes, the Company complied throughout the year ended 2 January 2010 with all the provisions set out in section 1 of the Combined Code. The internal control report and certifications of the Chief Executive and Finance Director required under sections 302 and 906 of Sarbanes-Oxley, and the related rules of the SEC, will be filed as exhibits to the Company’s Form 20-F. Pursuant to section 303A of the listing standards of the NYSE, the Foreign Private Issuer Annual Written Affirmation was sent to the NYSE in June 2009, affirming without qualification that Tomkins has complied with the requirements laid down by the NYSE with such exceptions as are permitted for Foreign Private Issuers, as described below.

A general summary of the significant ways in which the Company’s corporate governance differs from that followed by domestic US companies under the NYSE’s listing standards, as required by section 303A.11 is as follows:

Compensation of the Chief Executive

Under section 303A.05(b), the compensation committee must have a written charter that addresses the committee’s purpose and responsibilities which, inter alia, has responsibility to “review and approve corporate goals and objectives relevant to Chief Executive compensation, evaluate the Chief Executive’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the Chief Executive’s compensation level based on this evaluation.”

The Remuneration Committee of Tomkins has been delegated by the Board the authority to “...review and determine the total individual remuneration packages of each Executive Director for approval by the Board.”

Re-appointment of independent auditors

The Company’s practice, in accordance with UK company law and the Combined Code in relation to the appointment and termination of the independent auditors, is that a recommendation is made by the Audit Committee to the Board, which will then make a recommendation to shareholders in general meeting. This differs from the procedure in the US, where the independent auditors are accountable to the audit committee, which has the authority to appoint or dismiss the independent auditors without reference to shareholders.

Corporate governance guidelines

Under NYSE rules, a listed company should have a nomination/corporate governance committee whose responsibility includes developing and recommending corporate governance guidelines to the Board and to oversee the evaluation of the Board and management.

It is not the Company’s practice for the Nomination Committee to have responsibility for developing corporate governance principles, this being a matter for the entire Board. This is a common approach amongst UK listed companies. The evaluation of the Board, its Committees and Directors, is overseen by the Senior Independent Director.

INTERNAL CONTROL

The Directors have overall responsibility for the Group’s system of internal control and for reviewing its effectiveness. To fulfil this responsibility, the Directors have established a Performance Management Framework within which each of the Group’s businesses operates. Within this framework, the management of each of the businesses considers strategic, operational, commercial and financial risks, and identifies risk-mitigation actions. Whilst acknowledging the overall responsibility for the system of internal control, the Directors are aware that the system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable, but not absolute assurance against material misstatement or loss.

During the period under review, the Directors were not aware of any control breakdowns which resulted in a material loss to the Group.

The Performance Management Framework, which includes an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, has been in place throughout the financial year and up to the approval date of the Directors’ Report. Each business unit’s management identifies and assesses the key business risks affecting the achievement of its objectives. Business unit management also identifies the risk management processes used to mitigate the key risks to an acceptable level and, where appropriate, additional actions required to further manage and mitigate them. The risk summaries developed out of this process are updated at least annually. In addition, Group-level management considers those risks to the Group’s strategic objectives that may not be identified and managed at the business unit level. The key risks, which are detailed on pages 34 to 37, and mitigation strategies are also discussed at least annually with the Audit Committee as well as the full Board.

The risk management processes described above are applied to major decision-making processes such as acquisitions as well as operational risks within the business including environmental, health and safety.

The other key elements of the Performance Management Framework, which constitutes the Company’s control environment, are set out below.

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

Balance sheet reviews and walkthroughs of controls

Business unit and Group-level financial management conduct periodic on-site reviews of the underlying rationale, support and controls for the significant line item components comprising the balance sheets for each business in the Group. Additionally, remote ‘walkthroughs’ of controls over transaction processes for our newer, smaller businesses and joint ventures are conducted to reach those distant locales cost-effectively.

Investment project authorisation

All significant investment project expenditures are subject to a formal investment project authorisation process which takes into account, inter alia, operational, financial and technical risks. Post-investment analysis is conducted to facilitate continuous improvement in the investment planning process, including risk identification and mitigation.

Reporting, analysis and forecasts

All businesses are required to report monthly to Group-level management on financial performance. Comparisons are made with plan, forecast and prior year, and significant variances and changes in the business environment are explained. Each business formally reassesses its forecast for the financial year on a quarterly basis with monthly updates by exception. At the half-year and during the preparation of the annual financial plan, each business prepares a forecast for the following 18 months and reviews projections for the current and following year.

Financial strategy

The financial strategy includes assessment of the major financial risks related to interest rate exposure, foreign currency exposure, debt maturity and liquidity. There is a comprehensive global insurance programme in place, relying principally on the strength of the Group’s financial reserves in the form of retained risk self-insurance in concert with the external insurance market for excess and catastrophic cover. Group Treasury manages hedging activities, relating to financial risks, with external cover for net currency transaction exposures. The Group Tax function manages tax compliance and tax risks associated with the Group’s activities. The Audit Committee, through periodic direct reports from the Group Treasurer and the Vice-President, Tax, oversees the financial strategy as well as the tax strategy, and considers the associated risks and risk-management techniques being used by the Group.

49
Internal Control

Reporting certifications

In connection with the preparation of the annual financial statements, senior business general management and financial management sign a certificate which includes a declaration regarding the existence of internal controls, the proper recording of transactions and the identification and evaluation of significant business risks. These certifications were expanded to encompass section 302 of Sarbanes-Oxley in support of statements required to be made by the Company’s Chief Executive and Finance Director.

Sarbanes-Oxley

As a foreign private issuer listed on the NYSE in the US, the Group is subject to the provisions of Sarbanes-Oxley. In particular, section 404 of Sarbanes-Oxley requires an assessment and certification by management regarding the effectiveness of internal controls over financial reporting and requires the independent auditors to express an opinion on such internal controls. Accordingly, the Group undertakes each year a comprehensive, risk-based approach to testing its internal controls to ensure compliance with the requirements of section 404 of Sarbanes-Oxley. The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting and the Company’s Chief Executive and Finance Director have issued their report attesting to the Group’s compliance with section 404 of Sarbanes-Oxley as at 2 January 2010. While management’s certification and the independent auditors’ opinion on internal controls over financial reporting are reported as required in the Company’s SEC filings, the results of its compliance with Sarbanes-Oxley also serve to underpin the internal control framework for the Group.

During the year ended 2 January 2010, there have not been any changes in the Group’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, those controls.

The Chief Executive and the Finance Director evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a–15(e) and 15d–15(e) under the Exchange Act) as at 2 January 2010. Based on such evaluation, those officers concluded that, as at 2 January 2010, the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to the Company’s management, including the Chief Executive and the Finance Director, as appropriate, to allow timely decisions regarding required disclosures.

Internal Audit

The Group has an established internal audit function; the Vice-President, Internal Audit directs the activities of the internal auditors on a day-to-day basis and has a direct reporting line to the Chairman of the Audit Committee. Internal Audit’s responsibilities include performing independent objective assurance activities in order to evaluate the adequacy and effectiveness of the Group’s system of internal control and risk management processes. The Internal Audit plan is constructed to provide geographic coverage on a cyclical basis and tailored to address specific risk concerns. During the year, Internal Audit reported regularly to the Audit Committee on its internal audit reviews of the Group’s operations.

The Directors confirm that the effectiveness of the system of internal control for the year ended 2 January 2010 has been reviewed in line with the criteria set out in the guidance for Directors in the Combined Code.

AUDIT COMMITTEE REPORT

This report has been prepared in accordance with the requirements of paragraph C.3.3 of the Combined Code and paragraphs 5.1 and 5.2 of the Guidance on Audit Committees produced by Sir Robert Smith. The report describes the role of the Audit Committee in meeting these requirements.

Terms of reference

The Committee’s terms of reference, a copy of which can be found in the Responsibilities – Governance area on the Company’s website, are reviewed from time to time and approved by the Board. They are based on the model terms of reference set out in the Guidance Note produced by the Institute of Chartered Secretaries and Administrators and take account of the requirements of Sarbanes-Oxley and related SEC rules applicable to audit committees and the Guidance Notes set out in Sir Robert Smith’s report published in January 2003.

The terms of reference cover membership and appointment, meetings, duties and responsibilities, authority and a number of other matters. The terms of reference include a duty on the part of the Audit Committee to examine potential conflict of interests of Directors of the Company.

Membership and appointment

The Audit Committee comprises three independent Non-Executive Directors: David Richardson who was appointed to the Committee in March 2006 and became Chairman in May 2006, Richard Gillingwater and John McDonough who were appointed in December 2005 and July 2007, respectively. Leo Quinn stepped down from the Board and his membership of the Audit Committee on 3 November 2009.

The Board has determined that all three members of the Audit Committee are independent for the purposes of the Combined Code, rule 10A.3(b)(1) under the Exchange Act and section 303A of the NYSE’s Listed Company Manual. The members bring wide-ranging financial, commercial and management experience to the work of the Audit Committee.

The Chairman of the Committee, David Richardson, is a Chartered Accountant (FCA), having previously held a number of senior financial management and strategic planning positions in Whitbread plc from 1983 to 2005 (in the UK and US), becoming Group Finance Director in 2001. Prior to 1983, he held financial positions in ICL plc and worked for Touche Ross & Co. (now Deloitte LLP). In accordance with section 407 of Sarbanes-Oxley, the Board has determined that David Richardson is an ‘audit committee financial expert’ as that term is defined under the rules of the SEC, having significant, relevant and up-to-date UK and US financial and accounting knowledge and experience.

Meetings

The Audit Committee meets at least four times a year and on other occasions when circumstances require. The quorum for a meeting of the Committee is two members. The Finance Director and representatives from the independent auditors and Internal Audit attend meetings under a standing invitation. The Chairman of the Board, the Chief Executive and other Directors are able to attend meetings of the Committee under the practice that any Director may attend any meeting of a Committee of the Board, provided that they have no conflict of interest in respect of business to be discussed. It is usual practice for the Chief Executive to attend meetings of the Audit Committee. Other finance and business risk executives attend meetings and the Company Secretary is secretary to the Committee. The Committee Chairman reports regularly to the Board on its activities. Four meetings were held during the year and attendance is set out in the table on page 43.

Work of the Committee

The Committee has established an ‘agenda framework’ which the Company considers vital for maintaining an appropriate focus on the objectives of the Committee. The agenda sets out all of the operational duties and responsibilities outlined in the Committee’s terms of reference and is based on four regular meetings which coincide with the interim management statements and the announcement of results. The areas covered by the ‘agenda framework’ are as follows:

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

3.	Confidential sessions with the independent auditors and the Vice-President, Internal Audit, in the absence of Executive Directors and Company executives.
4.

Financial reporting, including current accounting and financial reporting matters and review of interim management statements, half-yearly reports and annual financial reports prior to their submission to the Board for approval, which includes the consistency of judgements adopted.

5.

Independent auditors, including appointment, audit plan and scope, review of audit fees, cost-effectiveness, approval of non-audit fees, reports on half-yearly and annual financial statements and the effectiveness of internal controls over financial reporting, status reports, management letters and the nature and extent of non-audit services.

51
Audit Committee Report

The audit plan and scope sets out details of the areas to be covered and how the audit is to be conducted. The Chairman of the Audit Committee meets periodically with the independent auditors to discuss progress on the audit and the major points to arise, and has the opportunity to assess the effectiveness of the process. The Committee is also able to assess the effectiveness of the independent auditors and the process through reports made by the independent auditors.

In addition to the items considered by the Committee under the ‘agenda framework’ during 2009, other important issues considered included the combination of the UK Annual Report and the Form 20-F into a single document, an update on the progress of Sarbanes-Oxley compliance and a review of new UK requirements in relation to annual certification of the adequacy of the Company’s accounting systems for accurate UK tax reporting. The independent auditors were appointed in 2001 and during 2009 a comprehensive review of their independence was undertaken. Following the review, the Committee concluded that notwithstanding their length of tenure, the independence criteria under the relevant standards continued to be met and accordingly concluded that it was not necessary to tender for the audit work. Accordingly, the Committee unanimously recommended to the Board that a resolution for the reappointment of Deloitte LLP as the Company’s independent auditors be proposed to shareholders at the AGM in June 2010. At the year-end the independent auditors formally confirmed that their independence and objectivity had been maintained. In addition, they are required to rotate the audit partner responsible for the Group audit every 5 years and other key audit partners every 5 to 7 years as appropriate. The audit partner responsible for the Group audit will change as part of the rotation process in 2010.

The Committee also undertook regular reviews of the internal control systems and the statement to be made in the Directors’ Report in respect of internal controls, the Group risk profile, Group tax reports, updates on compliance with the Combined Code and approval of the combined Annual Report and Form 20-F. The Committee received reports on the Company’s efforts in countering potential fraud in the Group. The Internal Audit function is actively engaged in assessing the adequacy and effectiveness of the Group’s system of internal control and risk management processes. Each quarter, the Committee receives a summary of reviews of the businesses’ risk management processes and any significant related financial exposures are highlighted. The risk assessment process and risk mitigation plans are an important part of the development of business strategies. Business risks are considered at the quarterly reviews with the businesses, where all of the major strategic, operational, compliance and financial risks are discussed.

In determining its policy on the extent of non-audit services provided by the independent auditors, the Committee has taken account of the rules of the SEC which regulate and, in certain circumstances, prohibit the provision of, certain types of non-audit services by the independent auditors. Non-audit services require the approval of the Chairman of the Audit Committee. During the year, certain projects requiring tax services were awarded to the firm of the independent auditors. In those cases where the work was awarded to the independent auditors, it was concluded that the firm of the independent auditors was best placed to supply such tax services in a cost-effective manner due to the experience and qualifications of the individuals providing such services, the independent auditors’ knowledge of the Company and its tax affairs and that the best interests of the Company were served by engaging the firm of the independent auditors. The previous adoption of certain other rules by the Committee, including those relating to audit partner rotation, relevant ethical guidance regarding the provision of non-audit services by the independent auditors (in particular that the independent auditors should not audit their own firm’s work, make management decisions for the Company, create a mutuality of interest nor be put in the position of advocate for the Company), when taken together provide adequate protection of auditor independence. All fees proposed by the independent auditors must be reported to and approved by the Audit Committee or, between meetings, the Chairman of the Audit Committee. Details of fees payable to the firm of the independent auditors can be found in note 17 to the Group’s consolidated financial statements.

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

A ‘whistleblowing’ procedure has been established for the confidential and anonymous submission by employees of concerns regarding accounting, internal controls or auditing matters, in accordance with the requirements of section 301 of Sarbanes-Oxley. Should a call be received on the dedicated telephone lines or email sent to the dedicated address, the Company Secretary or the General Counsel would immediately report to appropriate management all concerns raised. A course of action is agreed and a report is prepared for review at the next meeting of the Audit Committee, including details of actions taken to deal with the matters raised where the significance of the event warrants such an action. The Chairman of the Committee will report, if appropriate, whistleblowing claims to the Committee and the Board. The Company’s Code of Conduct and Ethics includes the whistleblowing procedure. Calls to the designated telephone numbers and emails are received from time to time, as well as direct contacts made with management, but no whistleblowing issues material to the Company were dealt with by the Committee during 2009.

Shareholders are given the opportunity at the AGM to ask the Chairman of the Committee questions on this report and any other related matter.

David Richardson

Chairman, Audit Committee

26 February 2010

REMUNERATION COMMITTEE REPORT

1. Introduction

This report to shareholders sets out the membership of the Remuneration Committee and the names of the advisers who provided services to the Committee during the year ended 2 January 2010. The policies that have been followed by the Committee during the year in determining the elements of executive remuneration are also set out, together with the policies and principles to be followed by the Committee over the next two years.

This report has been prepared in accordance with the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (‘Regulations’) which set out statutory requirements for the disclosure of Directors’ remuneration. The report also meets the relevant requirements of the Listing Rules of the UKLA and describes how the Board has applied the Principles of Good Governance relating to Directors’ remuneration. The Regulations require the independent auditors to report to the Company’s members on the auditable parts of this report and to state whether, in their opinion, those parts of the report have been properly prepared in accordance with the Companies Act 2006. The independent auditors’ opinion is set out on page 135 and the audited sections of the report have been clearly marked.

The Board keeps under review the terms of reference for the Committee which are based on current best practice contained in the model terms of reference set out in the Guidance Note produced by the Institute of Chartered Secretaries and Administrators. The principal responsibility of the Committee is to determine the framework or broad policy for the Company’s executive remuneration and the remuneration of the Chairman of the Board, for approval by the Board. The remuneration of Non-Executive Directors is a matter for the Board itself. The terms of reference of the Committee can be found under ‘Governance’ in the ‘Responsibilities’ area of the Company’s website. In addition, the Company takes full account of the guidelines published by the Association of British Insurers and the National Association of Pension Funds.

During the year, the Committee updated its Terms of Reference and approved the granting of awards under the Sharesave Scheme. It also approved Directors’ expenses for the year and assessed and approved awards under the PSP. A review of calculations was undertaken relating to awards made to Directors under the ABIP, and the annual base salary review for executives within the ABIP was carried out in accordance with the ABIP rules, using the 12-month average Retail Prices Index for UK executives and the Consumer Price Index for US executives and, as the result for both was below 1%, the Committee awarded a zero base salary increase.

In the light of the global financial crisis, the Committee oversaw the temporary suspension of the ABIP and introduction of the IBP, further details of which are given below. Finally, in response to feedback from institutional investors, the Committee negotiated major changes to the Executive Directors’ contracts, further details of which are given below.

Details of the emoluments, variable compensation, benefits-in-kind, incentive arrangements (including share options and other long-term incentives), pensions and service contracts applicable to each Director who served during the year ended 2 January 2010 are given in this report, which will be put to the vote of shareholders at the forthcoming AGM.

2. Membership of the Remuneration Committee and advisers

The Committee is made up of the Chairman of the Board, and Non-Executive Directors whom the Board determined to be independent, as each was found to be free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the Company). Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of their independent judgement. John McDonough (Chairman), Richard Gillingwater and David Newlands were members of the Committee throughout the year ended 2 January 2010 and as at that date. Leo Quinn stepped down from the Board and his membership of the Committee on 3 November 2009 to take the position of CEO of another public company.

The Committee consults with the Chief Executive concerning matters of executive remuneration. The Committee appointed PA Consulting Group to provide independent verification of the cost of capital in respect of the PSP and to assist with briefing the Committee on issues relating to the ABIP and IBP and to the PSP, and to remuneration generally. Fees payable to PA Consulting Group in relation to advice on remuneration matters provided during 2009 amounted to £112,000.

Other than those consulting services mentioned above, PA Consulting Group had no connections with the Company.

53
Remuneration Committee Report

3. Statement of the Company’s policy on Directors’ remuneration (unaudited information)

The policies operated by the Company during the year and those to be applied over the next two years are set out below:

A. Executive remuneration

The Company’s policy on executive remuneration is that the Committee and the Board should each satisfy itself that executives, including Executive Directors, are fairly rewarded for their individual contributions to the Group’s performance. The Committee has sought to ensure that, taking proper account of the global reach of the Group and the geographic markets in which it must compete for talent, Executive Directors receive a level of remuneration that is appropriate to their scale of responsibility and performance and which will attract, motivate and retain individuals of the necessary calibre. The only pensionable element of Executive Directors’ remuneration is basic salary. This policy applies whether or not an Executive Director is a member of the Tomkins Retirement Benefits Plan or has a personal pension arrangement.

The Committee refers to the CSR Committee when considering performance on Environmental, Social and Governance (‘ESG’) issues when setting remuneration of Executive Directors and when considering whether the Committee has ensured that the incentive structure for senior management does not raise ESG risks by inadvertently motivating irresponsible behaviour.

B. Annual remuneration for executives

The Board recognises that one of its key objectives is to seek to maximise the value of the business for the benefit of shareholders and that this is strongly related, amongst other things, to the degree of entrepreneurial spirit in the Group. In order to create the necessary entrepreneurial impetus within an organisation, compensation arrangements are required which are similar to those that an owner of a business would seek. This has led to the adoption of a remuneration policy under which the levels of total remuneration are set in order to attract, retain and motivate executives.

The executive rewards at the Company have a standard composition, made up of three principal elements:

–	Base salary;
–	ABIP or, in 2009, IBP; and
–	PSP.

These standard elements form part of a carefully-designed system put in place to create an entrepreneurial focus on value creation. The process had three stages:

–	first, we agreed a clear set of principles to guide system design;
–	secondly, we drafted system structures which would embody these principles; and
–	finally, we calibrated each element of the system to ensure enhanced rewards for above-target performance and reduced rewards for above-threshold performance.

Remuneration is benchmarked against North American auto-component manufacturers as well as a series of UK companies and is provided through a combination of base salaries at median level or below and variable compensation that has a direct and proportionate link to total value created for shareholders. This provides the incentive for executives to act like owners of the business. The Committee and the Board believe that this more closely aligns the interests of shareholders and management whereby executives only receive substantial rewards when they have created exceptional value in the business.

Over time and subject to the achievement of value preservation and creation, this policy is designed to lead to a realignment of the component parts of total executive remuneration, so that a greater part of the total package received by executives is made up of incentive pay with the remainder coming from base salaries. The performance targets for the ABIP or IBP and the PSP ensure that a substantial proportion of total remuneration is directly related to actual measurable performance. Further details of the ABIP, IBP and the PSP are set out below.

C. Non-Executive Directors’ fees and Chairman’s remuneration

The Executive Directors review the fees of Non-Executive Directors who play no part in determining their own remuneration. The Chairman’s remuneration is determined by the Committee and is approved by the Board. The Chairman takes no part in the discussions and decisions relating to his own remuneration. The review of Non-Executive Directors’ fees and the Chairman’s remuneration normally takes place every two years, the latest review having taken place on 1 January 2010, although, as explained in section 4 below, the next review will take place with effect from 1 January 2011.

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

E. External appointments

The Company’s policy on external appointments is that, with the approval of the Chairman of the Board, Executive Directors are permitted to hold appointments outside the Company. Any fees payable in connection with such appointments are normally retained by the Director concerned unless otherwise agreed.

F. Long-term incentives and share options

The Company has operated a number of share-based long-term incentive schemes in the past but, following a review of executive remuneration, the number of plans and schemes has reduced over time as they lapsed and were not renewed or replaced. As previously reported, the Committee and the Board decided not to continue with an executive share option scheme beyond 9 May 2005, the date on which the Company’s executive share option schemes lapsed for the purpose of new awards. Following shareholder approval, the PSP was introduced. The Company operates an employee savings related share option scheme, the Sharesave scheme, which applies to all UK employees.

REMUNERATION COMMITTEE REPORT (CONTINUED)

3. Statement of the Company’s policy on Directors’ remuneration (unaudited information) (continued)

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

A. Base salary, fees, variable compensation and benefits-in-kind

4. Elements of remuneration (audited information)

Executive remuneration is comprised of base salary, variable compensation (in three parts: cash, Restricted Award Shares and Deferred Award Shares) and benefits-in-kind. Non-Executive Directors are awarded a basic fee and fees for their work on Board Committees. The table below sets out the remuneration paid to each individual serving as a Director during 2009.

		Variable compensation										Total emoluments
Sterling (£)				Restricted		Deferred						Year ended	Year ended
	Basic			Award		Award		Benefits-		Pension		2 January	3 January
	salary/fees	Cash	(1)	Shares	(1)	Shares	(1)(2)	in-kind	(3)	contribution	(4)	2010	2009
Directors’ emoluments	£’000	£’000		£’000		£’000		£’000		£’000		£’000	£’000
Chairman
D B Newlands(5)	214	–		–		–		–		–		214	211
Executive Director
J Nicol	955	764	(6)	191	(6)	382	(6)	35		358		2,685	1,690
Non-Executive Directors
R D Gillingwater(5)	79	–		–		–		–		–		79	78
J McDonough(5)	75	–		–		–		–		–		75	74
L M Quinn(5)
(to 3 November 2009)	53	–		–		–		–		–		53	62
D H Richardson(5)	66	–		–		–		–		–		66	65
D D S Robertson(5)	65	–		–		–		–		–		65	63
	1,507	764		191		382		35		358		3,237	2,243

		Variable compensation										Total emoluments
US dollars ($)				Restricted		Deferred						Year ended	Year ended
	Basic			Award		Award		Benefits-		Pension		2 January	3 January
	salary/fees	Cash	(1)	Shares	(1)	Shares	(1)(2)	in-kind	(3)	contribution	(4)	2010	2009
Directors’ emoluments	$’000	$’000		$’000		$’000		$’000		$’000		$’000	$’000
Executive Director
J W Zimmerman	597	478	(7)	119	(7)	239	(7)	29		224		1,686	1,170
(1)	Details of variable compensation payments in accordance with the ABIP or IBP are given below.
(2)	Deferred Award Shares are held under the ABIP or IBP.
(3)	Benefits-in-kind include medical cover, car and fuel benefits, and all other taxable benefits in accordance with their service contracts.
(4)	See section ‘Retirement benefits’ below for more details.
(5)

On 17 August 2009, 2,000 shares were purchased for each of the Non-Executive Directors and 5,000 shares were purchased for the Chairman at a market price of 180.80p per share. The cost of these shares formed part of their remuneration.

(6)

Comparative figures for James Nicol’s variable compensation elements for 2008 were £225,000 cash, £56,000 in Restricted Award Shares and £112,000 in Deferred Award Shares, based on a Group bonusable profit of $63.6 million.

(7)

Comparative figures for John Zimmerman’s variable compensation elements for 2008 were $203,000 cash, $51,000 in Restricted Award Shares and $102,000 in Deferred Award Shares, based on a Group bonusable profit of $63.6 million.

55
Remuneration Committee Report

Executive salaries
For information relating to executive salaries please refer to page 57 ‘Control of salary growth’ and ‘Annual base salaries for 2010’.

Chairman’s remuneration
The Chairman’s remuneration was last reviewed on 1 January 2008 and was due for a biennial review on 1 January 2010, but Mr Newlands declined any increase for this review because Executive Directors and other executives received no increase in their base salaries for the year commencing 1 January 2010. The Committee therefore recommended to the Board that no increase should be awarded, which was approved by the Board and consequently with effect from 1 January 2010, the Chairman’s remuneration will remain at £205,000 ($329,476) plus 5,000 Tomkins shares per annum. In view of the zero increase, a further review will take place on 1 January 2011.

Non-Executive Directors’ fees
The fees paid to Non-Executive Directors were last reviewed on 1 January 2008 and were due for a biennial review by the Executive Directors on 1 January 2010, but all the Non-Executive Directors declined any increase for this review for the same reasons as the Chairman. Consequently with effect from 1 January 2010, their fees will remain at the 2008 levels, which are set out below. In view of the zero increases, a further review will take place on 1 January 2011.

Basic fee

£45,815 p.a. plus 2,000 Tomkins shares p.a.

Additional fees

Audit Committee

Chairman: £16,170 p.a. Other members: £8,085 p.a.

Remuneration Committee

Chairman: £10,780 p.a. Other members: £5,390 p.a.

CSR Committee

Chairman: £13,475 p.a. Other members: £5,390 p.a. plus £1,617 per meeting day.

Senior Independent Director

£16,170 p.a.

B. Current incentive schemes

Tomkins has a long-standing policy of continually seeking to align its executive remuneration plans better with the interests of shareholders:

–	In 2003, in the most important move towards alignment, Tomkins introduced the ABIP which addressed many of the shortcomings of the previous incentive scheme.
–

In the light of the economic crisis and the market conditions then prevailing, for 2009 the Board temporarily replaced the ABIP with the IBP which focused management rewards on addressing the short-term imperatives for the business.

–

In addition, the Committee has introduced policies and practices, which include limits on the maximum that can be earned by way of bonus, that are more closely aligned with the current guidelines of institutional shareholders.

The rationale for and basis of each of these changes is expanded below.

INTRODUCTION TO THE ABIP – A VARIABLE COMPENSATION PLAN

RATIONALE FOR THE ABIP

In order to align the interests of senior executives more closely with those of shareholders, the Board adopted in 2003 the ABIP, a variable compensation programme designed to reward participants for creating shareholder value within the business. The ABIP contains a number of features which create a closer alignment between the rewards to managers and the value created for shareholders:

–

The key measure of performance used in the ABIP is a form of economic profit, after a charge for the capital in the business, which aligns better with shareholders’ interests than simply using earnings or operating profit.

–	The ABIP introduced measures to ensure that managers hold a significant part of their wealth in Tomkins shares.
–	The ABIP introduced a relationship between absolute value created as measured by economic profit, and variable compensation which is as far as possible linear.

Participation began for the Executive Directors and the most senior managers in 2003 and was extended to a wider group of senior managers in 2004.

HOW THE ABIP WORKS

Each participant receives a percentage of the ‘bonusable profit’ of the business for which he or she has responsibility, with the calculation of bonusable profit being essentially based on adjusted operating profit less a charge for invested capital and certain exceptional items. Adjustments can be made for restructuring charges relating to strategic manufacturing initiatives, to match the costs of those initiatives to the benefits over a period of up to three years.

REMUNERATION COMMITTEE REPORT (CONTINUED)

4. Elements of remuneration (audited information) (continued)

The Awards made to senior participants, including Executive Directors, are paid four-sevenths in cash, one-seventh in Restricted Award Shares and two-sevenths in Deferred Award Shares. The Awards payable to the remaining participants are paid three-quarters in cash, one-twelfth in Restricted Award Shares and one-sixth in Deferred Award Shares. Interim payments are made at the end of June, September and December based on 75% of the Award earned in respect of the relevant quarter, with the balance of the full entitlement for the calendar year paid at the end of March following the calendar year-end. Restricted Award Shares are entitled to receive dividends (or equivalent payments) but may not be traded for three years from the date of award. Deferred Award Shares do not receive dividends and only vest three years after the date of award provided that the participant remains employed during that period. On leaving the Company, the trading prohibition terminates with respect to Restricted Award Shares and, for good leavers, the Deferred Award Shares vest on a pro-rata basis.

As a condition of continued participation in the ABIP, senior participants, including Executive Directors, are required to retain shares with a value equivalent to one year’s total after-tax remuneration including compensation under the ABIP, based on an average of the previous three years. Remaining participants are required to hold shares with a value equivalent to one-half of one year’s total after-tax remuneration including compensation under the ABIP, based on an average of the previous three years. Increases in annual base salary of all participants, including Executive Directors, are restricted to the equivalent rate of increase in the Retail Prices Index (in the UK) or equivalent overseas index. The restrictions on the increases in salary, together with the growth in the value of the Awards, assuming increases in profit, have the result of the incentive pay element of remuneration increasing over time, increasing the investment of each of the participants, including Executive Directors, in Tomkins shares.

VARIABLE COMPENSATION FEATURES OF THE ABIP

The incentive compensation of the Executive Directors was based on a percentage of the bonusable profit of the Group as defined in the Plan. Although the ABIP has been described as a ‘bonus incentive plan’, it is more accurately a variable compensation programme directly linked to the operating performance of the business, the benefits of which result from the application of a fixed percentage to fluctuating Group bonusable profit.

The following table shows the variable aspects of the compensation paid to James Nicol in previous years. No meaningful comparative information can be provided for John Zimmerman, who joined the Board in November 2007.

Variable compensation under ABIP

James Nicol

	2008	2007	2006
Cash & Restricted
Award Shares	$541,000	$1,633,000	$1,731,000
Deferred Award
Shares	$216,000	$652,000	$692,000

The decline in variable compensation paid to James Nicol under the ABIP corresponded directly to the underlying decline in the bonusable profit of the Group. As economic conditions worsened, culminating in the collapse of the North American housing and automotive markets, Tomkins saw its bonusable profit decline from $203.7 million (2006) to $192.1 million (2007) and to $63.6 million (2008).

THE IBP

RATIONALE FOR THE IBP

As a result of the global financial crisis of 2008, the Committee reviewed in early 2009 the Group’s immediate priorities and the most suitable mechanisms for incentivising those priorities. It was clear that the crisis would have a profound effect on business in general and Tomkins in particular: liquidity was at a premium and demand was falling fast – putting pressure both on sales and on prices. With certain customers and peers facing bankruptcy, both cash and profit would therefore come under severe pressure. The Committee concluded that, in the near term, management should concentrate on preservation of the business and balance sheet strength. It felt that the most appropriate basis for short-term remuneration was the generation of cash flow and the securing of liquidity. As a temporary one-year substitute for the ABIP, the IBP was therefore designed to reward both operating cash flow in 2009 and the effective restructuring of the business, which was to be accomplished through a major programme named Project Cheetah, designed to secure near-term cash flow and long-term profit improvement. In addition, it was necessary to restructure the Company’s bank facilities, and the successful renegotiation of these with its banks was another objective of the IBP.

HOW THE IBP WORKS

For the reasons noted above the IBP was put in place solely for the 2009 financial year. To the extent that a participant receives IBP benefits for 2009, this programme replaces the ABIP with respect to that year. The terms of the ABIP are incorporated by reference with appropriate replacement of the Award entitlement of the IBP. The total benefits under the IBP are capped at 100% of base salary (payable 80% in cash and 20% in Restricted Award Shares) with, as under the ABIP, a 2:1 matching award of Deferred Award Shares vesting at the end of three years.

57
Remuneration Committee Report

Benefits under the IBP are determined by the level of achievement of an operating cash flow element (70%) and a strategic milestone element (Project Cheetah and the renegotiation of the Company’s bank facilities) (30%).

1. Operating cash flow element

Operating cash flow (‘OCF’) is defined as the calculation of trading cash flow in the Company’s Annual Report, but eliminating the impact of Board-approved acquisitions from the calculation. When an individual becomes an eligible employee, he receives notification of his OCF floor (for Executive Directors this was $172 million for 2009); his OCF ceiling (for Executive Directors this was $332 million for 2009) between which rewards are made on a straight-line basis. These figures are derived from the first quarter of 2009 operating cash flow forecast (post-restructuring items), with the OCF ceiling being approximately 75% above the forecast.

2. Strategic achievement element

In addition each eligible employee has strategic achievement milestones together with a relative weighting of each milestone. For Executive Directors the strategic milestones and respective weightings for 2009 were refinancing of the Company’s credit facilities with its banks (one third) and achievement of the 2009 Project Cheetah goals (two thirds).

As soon as practicable after the public announcement of the Company’s results, the amount, if any, of each participant’s award for 2009 is calculated. The participant’s award is the sum of the OCF element and the strategic achievement element and the participant is paid partly in cash, with the remainder being in the form of Restricted Award Shares as described above. The participant is also awarded Deferred Award Shares equal to twice the value of the Restricted Award Shares, which award will vest after three years of continued service.

The Committee had discretion to restrict payments if the making of Awards would have breached the Company’s bank covenants and in certain other circumstances.

RESULTS ACHIEVED

In 2009 the Group achieved or exceeded all of its IBP goals. With respect to the operating cash flow element, OCF was $422 million against a target of the OCF ceiling of $332 million. This allowed the Group to reduce its net debt from $476.4 million at the end of 2008 to $207.5 million at the end of 2009. With respect to the strategic achievement element for Executive Directors, refinancing of the Company’s credit facilities was achieved as were all 2009 Project Cheetah goals.

ALIGNMENT WITH GOOD PRACTICE GUIDELINES

The Committee has taken advantage of the review of variable compensation to preserve or introduce a number of other shareholder-friendly principles in line with guidelines from the Association of British Insurers and National Association of Pension Funds. These relate to control of salary growth, capping of bonuses and termination provisions.

CONTROL OF SALARY GROWTH

Simply put, the policy at Tomkins is for zero real growth in salary, with the expectation that over time, managers create wealth by creating value. Those provisions of the ABIP which limit routine annual increases in the base salary to the equivalent rate of increase in the Retail Price Index (or equivalent overseas index) have therefore been preserved in the IBP. Since the increases in those indices were less than 1% in the past year, participants will receive no salary increase for 2010. For the five year period 2003-2008 these RPI increases to salary, on a compounded basis, have aggregated 17.4% (aggregate real growth 0.0%). By contrast, during the same period the corresponding increases for executive directors at UK peer companies aggregated 43.2% (aggregate real growth 26.9%).

CAPPING OF ABIP

The ABIP contains no general provision for capping payments on the basis that, since salary was fixed in real terms, increasing the profits of the business was the mechanism for managers to increase their rewards and that, given the nature of the businesses in which Tomkins is engaged, there was no risk of exceptional and unrepresentative growth in profit. Nevertheless, the Committee decided to cap the total benefits under the IBP at 100% of base salary plus, as under the ABIP, the potential to vest in an award of Deferred Award Shares of 40% of base salary at the end of three years. For Executive Directors, this cap will also be a feature of the ABIP for 2010 and thereafter.

TERMINATION PROVISIONS

The original contracts of employment of the Executive Directors included a provision for bonus payments in the event of termination. The Committee has renegotiated these so that contracts for Executive Directors now provide for no bonus being awarded beyond the termination date. In addition, Mr. Nicol gave up his entitlement to severance as a result of change of control. In view of the relinquishment of these entitlements, the Company agreed for Messrs. Nicol and Zimmerman to receive an extra week’s holiday annually, and an advancement by six months of the grant date of their annual PSP award in 2010 which will align them with the balance of the PSP participants.

In summary, the Committee has continued to evolve the reward plans at Tomkins to provide better alignment between the interests of managers – particularly Executive Directors – and shareholders.

Annual base salaries for 2010
Those provisions of the ABIP which provide for zero real growth in salaries by limiting routine annual increases in the base salaries to the equivalent rate of increase in the Retail Price Index (or equivalent overseas index) also apply to the IBP. In the case of John Zimmerman, however, his strong performance since his appointment as Finance Director on 1 October 2007 and value to the Group necessitated further review to ensure compliance with the Company’s remuneration policy. After a benchmarking analysis, Mr Zimmerman’s salary was found to be significantly lower than the median. Accordingly, with effect from 1 January 2010, it was increased by 15% to $686,000 per annum.

REMUNERATION COMMITTEE REPORT (CONTINUED)

4. Elements of remuneration (audited information) (continued)

The Tomkins 2006 Performance Share Plan

The PSP is a long-term incentive plan. The purpose of the PSP is two-fold. First, to provide a share-based long-term incentive arrangement for senior executives that more closely aligns the interests of executives with shareholders. Secondly, the PSP is in substitution of the Company’s legal obligation to the Chief Executive to provide annual grants of options, which had previously been satisfied by the Executive Share Option Scheme that lapsed for the purpose of new awards in May 2005. The Committee considered the alternatives and, with the agreement of the Chief Executive and the assistance of PA Consulting Group, devised a plan that achieves those aims. The PSP will provide rewards in future years only if shareholders have seen value created over the preceding three years. No new shares will be issued for the purposes of the PSP and there will accordingly, be no dilution of shareholders’ equity resulting from it.

How the plan works

Under the Plan, participants receive an award of Shares, the vesting of which is dependent upon the achievement of a performance target over a period of three years. Underlying the performance target is a requirement that, if any shares are to vest at the end of the three-year performance period, the Company’s TSR (share price growth plus dividend reinvestment) over the performance period must have exceeded the Company’s cost of equity (the cost of equity calculation is made at the commencement of the performance period and is subject to independent verification). If that baseline target is not met, then no shares vest; no re-testing will take place. Maximum vesting occurs if TSR is equal to or better than 60% for the three-year performance period. For performance between the baseline and the maximum, the award vests on a linear sliding scale, so that after three years, were Tomkins TSR, after deducting the cost of equity, to be for example 50% of the TSR required to receive the maximum award, minus the cost of equity, an award of shares to the value of 50% of the maximum value would be made. TSR is calculated using the average Net Return Index figure at the start of the performance period set against an average of the same measure for the three months immediately preceding the end of the performance period.

The maximum award of shares is calculated by dividing the maximum value by an estimate of the share price required to achieve an increase of 60% TSR. A participant who leaves (other than for cause) after at least one year of the performance period retains his award but the award remains subject to the performance target, which is measured after the performance period.

The Committee and the Board believe the PSP to be challenging. As shown in the table of average annual payouts below, the failure of any shares to vest under past awards illustrates the challenging nature of achieving a TSR in excess of the Company’s cost of equity. Furthermore, as shown in the illustration when the Plan was introduced, achievement of a 60% TSR would require a net gain to shareholders more than sixty times the value of the underlying awards to Executive Directors and senior managers. The PSP is also more challenging than the option plans which it replaced in two further respects. Unlike traditional option schemes there is but a single performance measurement at the conclusion of the three year performance period. That measurement determines not only whether the award will have value but also the final value thereof in that entitlement to the benefit thereof ceases at the end of the three year period. By contrast, under the Company’s previous share option plans, performance conditions could be satisfied at the conclusion of any successive three-year performance period and the value to participants was dependent upon subsequent share price performance for up to seven years.

Average annual payout for PSP

Average annual payout since Plan inception
J Nicol	–
J W Zimmerman	–

The Committee and Board believe that a target which links TSR to the Company’s cost of equity ensures a high degree of alignment between the rewards of the participants and the value delivered to shareholders and that improving the alignment in this way increases the likelihood of value being created for shareholders. For the Chief Executive and the Finance Director, the maximum value of the awards, with reference to both the date of grant and the date of vesting, are capped at £4.0 million and £1.2 million per annum, respectively.

Awards matured during the year

The following awards of Tomkins shares made to James Nicol and John Zimmerman under the PSP matured during the year:

Director	Date of award	Vesting date	Maximum number of shares	Maximum value of award at end of performance period £m	Share price at date of grant	Cost of equity/ performance baseline	TSR required for maximum award to vest	TSR over the performance period	Value of award vested	Number of shares vested
J Nicol	22 Nov 06	22 Nov 09	1,152,737	4.0	247.00p	27.91%	60%	(14.11)%	–	–
J W Zimmerman	22 Nov 06	22 Nov 09	230,547	0.8	247.00p	27.91%	60%	(14.11)%	–	–

59
Remuneration Committee Report

Awards made during the year

The following maximum awards of Tomkins shares were made to James Nicol and John Zimmerman under the PSP during the year:

Director	Date of award	Vesting date	Maximum number of shares	Maximum value of award at end of performance period £m	Share price at date of grant	Cost of equity/ performance baseline	Estimated share price required for performance baseline to have been achieved*	TSR required for maximum award to vest	Estimated share price required for maximum award to vest*	Minimum total value of gross gain to shareholders were the maximum award to be made
J Nicol	17 Aug 09	17 Aug 12	1,460,387	4.0	186.50p	25.20%	214.20p	60%	279.10p	£989.4m
J W Zimmerman	17 Aug 09	17 Aug 12	438,116	1.2	186.50p	25.20%	214.20p	60%	279.10p	£989.4m
*	Calculated as at 2 January 2010

Prior year awards outstanding at year end

The following maximum awards were granted in prior years and remain outstanding as at year end:

Director	Date of award	Vesting date	Maximum number of shares	Maximum value of award at end of performance period £m	Share price at date of grant	Cost of equity/ performance baseline	Estimated share price required for performance baseline to have been achieved*	TSR required for maximum award to vest	Share price required for maximum award to vest*
J Nicol	22 Nov 07	22 Nov 10	1,606,296	4.0	177.25p	29.40%	202.57p	60%	256.81p
	20 Aug 08	20 Aug 11	1,744,794	3.0	136.25p	30.75%	156.22p	60%	196.07p
J W Zimmerman	22 Nov 07	22 Nov 10	481,889	1.2	177.25p	29.40%	202.57p	60%	256.81p
	20 Aug 08	20 Aug 11	523,438	0.9	136.25p	30.75%	156.22p	60%	196.07p
*	Calculated as at 2 January 2010

Due to the nature of the performance criteria, it is impossible to provide exact minimum and maximum share prices that would be required for awards to begin to be made, and also to be made in full, at the end of the performance period. This is because future dividends and the relevant exchange rate to convert those dividends to sterling are unknown. The estimated share prices in the above two tables assume constant dividends and exchange rates throughout the remainder of each of the performance periods.

Based on the assumptions above, the net value of outstanding awards based on the share price as at year end 2 January 2010 was £3,619,000 (2009: £nil).

The Tomkins 2005 Sharesave Scheme

This is a standard HM Revenue & Customs-approved savings related share option scheme which is open to employees who are resident for tax purposes in the UK.

C. Closed incentive schemes

The following schemes are now closed:

The Tomkins Executive Share Option Scheme No. 3 and The Tomkins Executive Share Option Scheme No. 4

ESOS 3 and ESOS 4 lapsed for grant purposes on 9 May 2005 and the Committee and the Board decided not to continue with an executive share option scheme beyond that date.

ESOS 3 was an HM Revenue & Customs-approved scheme. ESOS 4 was not approved by HM Revenue & Customs. The options under both schemes mature after three years. All outstanding ESOS 4 options were granted to participants within the limit of four times their annual earnings. The performance condition for all outstanding options under ESOS 3 and ESOS 4 required that the growth in Tomkins’ earnings per share must exceed the growth in the Retail Prices Index by an average of 2% per annum over a three-year period before an option could be exercised, which was in accordance with contemporary practice when the schemes were introduced in 1995. All options outstanding under these schemes have vested.

The Tomkins Savings Related Share Option Scheme No. 2

This was a standard HM Revenue & Customs-approved savings related share option scheme which lapsed for grant purposes on 9 May 2005.

REMUNERATION COMMITTEE REPORT (CONTINUED)

4. Elements of remuneration (audited information) (continued)

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

Directors’ share options

Ongoing Option

This is an option specifically and solely granted to James Nicol on 11 February 2002 as part of the incentive package to attract him to the Company. It consists of a non-transferable option to acquire 1,522,842 shares at 197p per share, which became exercisable on 18 February 2005 provided the rate of increase of earnings per share over any three-year period was equal to or greater than the rate of increase of the Retail Prices Index plus 9%. This performance condition was met and the option has been exercised in respect of 972,842 shares. The balance of the option will lapse on 11 February 2012 or earlier in certain circumstances.

	As at 2 January 2010	Granted in the year		Lapsed in the year		As at 3 January 2009	Period of exercise
	Number	Number	Exercise price (p)	Number	Exercise price (p)	Number	From	To
J Nicol	9,411,159	9,531	96.00	8,014	204.00	9,409,642	3 Jan 10	28 Nov 14
J W Zimmerman	225,000	–	–	–	–	225,000	3 Jan 10	28 Nov 14

The table below details the weighted average price each Director would have had to pay to exercise his options and how much they were worth in monetary terms.

	Weighted average exercise price (p) as at 2 January 2010		Weighted average exercise price (p) as at 3 January 2009		Net value of unexercised options
	Exercise price exceeds market price	Market price exceeds exercise price	Exercise price exceeds market price	Market price exceeds exercise price	As at 2 January 2010 £’000	As at 3 January 2009 £’000
J Nicol	242.40	96.00	242.36	–	9	–
J W Zimmerman	256.31	–	256.31	–	–	–

The closing mid-market price of a Tomkins share as at 2 January 2010 was 193.20p with a range of closing prices during the year 4 January 2009 to 2 January 2010 of 105.75p to 197.90p.

Options included in the above table at 2 January 2010 relate to ESOS 4 (J Nicol 3,775,486 shares and J W Zimmerman 225,000 shares) and, in the case of James Nicol, SAYE 2 (9,531 shares), the Premium Priced Option (5,076,142 shares) and the Ongoing Option (550,000 shares).

Directors’ interests in Tomkins shares at 2 January 2010

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

61
Remuneration Committee Report

6. Retirement benefits (audited information)

James Nicol and John Zimmerman were not entitled to any retirement benefits defined in terms of final or average salary but they have received a payment at an annual rate of 37.5% of their basic salary to enable them to make contributions to retirement benefit schemes of their choice on behalf of themselves and their dependants. For 2009, this amounted to £358,000 (2008: £343,000) for James Nicol and $224,000 (2008: $215,000) for John Zimmerman.

7. Service contracts (unaudited information)

A summary of the service contract or letter of appointment of each of the Directors is as follows:

James Nicol – Chief Executive

The Company and James Nicol entered into a contract dated 11 February 2002 (amended 24 February 2010) which set out the terms and conditions under which he joined the Company as Chief Executive on 18 February 2002. The contract remains in force in normal circumstances until terminated by either party giving written notice of not less than 12 months. Mr Nicol has been a Director for eight years.

John Zimmerman – Finance Director (from 1 October 2007)

John Zimmerman’s contract was signed on 18 February 2008 with an effective start date of 1 October 2007 and amended on 24 February 2010. The contract can be terminated by John Zimmerman by giving six months’ notice and by the Company giving 12 months’ notice. Mr. Zimmerman has been a Director for two years and four months.

Non-Executive Directors

None of the Non-Executive Directors has a service contract with the Company, their terms of engagement being set out in a letter of appointment. Ordinarily, Non-Executive Directors serve for a period of two years but, subject to agreement with the Board, a Non-Executive Director can be reappointed for further terms of up to three years. The appointment of Non-Executive Directors may be terminated before the conclusion of their two-year term by, and at the discretion of, either party upon two weeks’ written notice.

In the case of David Newlands, the appointment is for a term of three years and may be terminated at any time by either party giving one month’s written notice. None of the Non-Executive Directors is entitled to compensation for loss of office. The dates from which the respective letters of appointment are effective and the Directors’ length of service are as follows: Richard Gillingwater: 20 December 2009, four years and one month; David Newlands: 18 February 2009, ten years and six months; John McDonough: 14 June 2009, two years and eight months; David Richardson: 1 March 2008, three years and eleven months; and Struan Robertson: 20 December 2009, four years and one month.

8. Former Directors (audited information)

Payments made in 2009 to former Director Leo Quinn, are included in the remuneration table above.

9. Sums paid to third parties in respect of a Director’s services (audited information)

No amounts are paid to third parties in respect of a Director’s services to the Company or any company within the Group.

10. Sums received by Executive Directors from other external directorships (audited information)

James Nicol and John Zimmerman hold no external directorships.

Compliance statement

The Company complies with the requirements of the Regulations, the Companies Act 2006 and the Listing Rules of the UKLA unless otherwise indicated. In preparing this report, the Remuneration Committee has given full consideration to the provisions set out in Section B to the Combined Code.

This report has been approved by the Remuneration Committee and the Board and signed on their behalf by:

John McDonough

Chairman, Remuneration Committee

26 February 2010

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

Financial statements

The Directors are required by UK company law to prepare consolidated financial statements of the Group and individual financial statements of the Company for each financial year.

Group

The Directors are required by law to prepare the Group’s financial statements in accordance with the Companies Act 2006, IFRS and Article 4 of the IAS Regulation.

The Directors are required to ensure that the Group’s financial statements present fairly for each financial year the Group’s financial position, financial performance and cash flows which requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definition and recognition criteria for assets, liabilities, income and expenses set out in the IASB’s ‘Framework for the Preparation and Presentation of Financial Statements’.

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

The Directors are required by law to ensure that the Company’s financial statements give a true and fair view of the state of affairs of the Company at the end of the financial year and of its profit or loss for the financial year. However, the Directors are permitted by section 408 of the Companies Act 2006 not to include the Company’s profit and loss account in the financial statements.

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

Directors’ remuneration

The Directors are responsible for including in the Annual Report a report on Directors’ remuneration which complies with the requirements of the Companies Act 2006.

Website

The Directors are responsible for the maintenance and integrity of the financial information contained on the Company’s website, www.tomkins.co.uk. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors’ responsibility statement

In accordance with the Listing Rules of the UK Listing Authority, each of the Directors confirms that, to the best of his knowledge:

–

the Group’s financial statements have been prepared in accordance with IFRS and give a true and fair view of the Group’s assets, liabilities and financial position as at 2 January 2010 and of its loss for the financial year then ended; and

–

the Directors’ Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that the Group faces.

Disclosure of information to auditors

In accordance with section 418 of the Companies Act 2006, each of the Directors confirms, with respect to the audit of the financial statements of the Group and those of the Company, that:

–	so far as he is aware, there is no relevant audit information of which the auditors are unaware; and
–	he has taken all the steps that he ought to have taken as a Director in order to make himself aware of any relevant audit information and to establish that the auditors are aware of that information.

Approved by the Board on 26 February 2010 and signed on its behalf by:

David Newlands

Chairman

INDEPENDENT AUDITORS’ REPORT

To the members of Tomkins plc

We have audited the consolidated financial statements of Tomkins plc and its subsidiaries (together, ‘the Group’) for the year ended 2 January 2010 (‘the Group’s financial statements’) which comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated cash flow statement, the consolidated balance sheet, the consolidated statement of changes in equity and the related notes 1 to 48. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (‘IFRS’) as adopted by the European Union.

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

As explained more fully in the Statement of Directors’ Responsibilities, the Directors are responsible for the preparation of the Group’s financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the Group’s financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the Group’s financial statements

An audit involves obtaining evidence about the amounts and disclosures in the Group’s financial statements sufficient to give reasonable assurance that the Group’s financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

–	whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed;
–	the reasonableness of significant accounting estimates made by the Directors; and
–	the overall presentation of the Group’s financial statements.

Opinion on the Group’s financial statements

In our opinion the Group’s financial statements:

–	give a true and fair view of the state of the Group’s affairs as at 2 January 2010 and of its loss for the year then ended;
–	have been properly prepared in accordance with IFRS as adopted by the European Union; and
–	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS as issued by the IASB

As explained in note 2 to the Group’s financial statements, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union, has also complied with IFRS as issued by the International Accounting Standards Board (‘IASB’).

In our opinion the Group’s financial statements comply with IFRS as issued by the IASB.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Directors’ Report for the financial year for which the Group’s financial statements are prepared is consistent with those financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

–	certain disclosures of Directors’ remuneration specified by law are not made; or
–	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

–	the Directors’ statement in relation to going concern set out on page 28; and
–	the Company’s statement relating to its compliance with the nine provisions of the June 2008 Combined Code specified for our review.

Other matter

We have reported separately on the individual financial statements of Tomkins plc for the year ended 2 January 2010 and on the information in the Remuneration Committee report that is described as having been audited.

John Murphy (Senior Statutory Auditor)

for and on behalf of Deloitte LLP

Chartered Accountants and Statutory Auditors

London, United Kingdom

26 February 2010

CONSOLIDATED INCOME STATEMENT

	Note	Year ended 2 January 2010 $ million		Restated* Year ended 3 January 2009 $ million		Restated* Year ended 29 December 2007 $ million
Continuing operations
Sales	4	4,180.1		5,515.9		5,886.1
Cost of sales		(2,995.9)		(4,023.7)		(4,284.6)
Gross profit		1,184.2		1,492.2		1,601.5
Distribution costs		(464.8)		(584.5)		(578.4)
Administrative expenses		(480.4)		(513.3)		(500.9)
Impairments	5	(73.0)		(342.4)		(0.8)
Restructuring costs	6	(144.1)		(26.0)		(27.6)
Net gain on disposals and on the exit of businesses	6	0.2		43.0		91.4
Gain on amendment of post-employment benefits	7	63.0		–		–
Share of (loss)/profit of associates	22	(0.4)		(2.1)		0.8
Operating profit		84.7		66.9		586.0

Interest payable	9	(113.2)		(137.8)		(142.1)
Investment income	10	67.2		87.8		86.8
Other finance expense	11	(0.3)		(25.0)		(5.6)
Net finance costs		(46.3)		(75.0)		(60.9)
Profit/(loss) before tax		38.4		(8.1)		525.1
Income tax expense	12	(28.5)		(38.4)		(139.9)
Profit/(loss) for the period from continuing operations		9.9		(46.5)		385.2
Discontinued operations
Loss for the period from discontinued operations	13	(3.9)		–		(66.7)
Profit/(loss) for the period	14	6.0		(46.5)		318.5
Minority interests		(21.6)		(18.1)		(25.0)
(Loss)/profit for the period attributable to equity shareholders		(15.6)		(64.6)		293.5
(Loss)/earnings per share
Basic
Continuing operations		(1.33	)c	(7.34	)c	41.38	c
Discontinued operations		(0.44	)c	–	c	(7.66	)c
Total operations	15	(1.77	)c	(7.34	)c	33.72	c
Diluted
Continuing operations		(1.33	)c	(7.34	)c	40.88	c
Discontinued operations		(0.44	)c	–	c	(7.54	)c
Total operations	15	(1.77	)c	(7.34	)c	33.34	c
Dividends per ordinary share	16	10.00	c	13.02	c	27.68	c
* See note 2

65
Group Financial Statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Note	Year ended 2 January 2010 $ million	Restated* Year ended 3 January 2009 $ million	Restated* Year ended 29 December 2007 $ million
Profit/(loss) for the period		6.0	(46.5)	318.5
Other comprehensive (loss)/income
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries		81.5	(211.7)	109.2
Associates		0.8	(3.2)	0.6
– Currency translation differences on change of presentation currency		–	–	36.1
– (Loss)/gain on net investment hedges		(3.1)	57.2	(27.2)
– Reclassification to profit or loss of currency translation loss on foreign operations sold		–	6.7	28.4
		79.2	(151.0)	147.1
Available-for-sale investments:
– Gain/(loss) arising in the period		0.4	(1.0)	(0.8)
– Reclassification to profit or loss of gain on investments sold		–	(1.2)	(0.6)
		0.4	(2.2)	(1.4)
Post-employment benefits:
– Net actuarial (loss)/gain		(143.8)	(98.8)	95.9
– Effect of the asset ceiling		18.6	12.3	(43.8)
		(125.2)	(86.5)	52.1
Other comprehensive (loss)/income before tax		(45.6)	(239.7)	197.8
Income tax benefit/(expense) on components of other comprehensive (loss)/income	12	26.3	14.3	(12.4)
Other comprehensive (loss)/income after tax		(19.3)	(225.4)	185.4
Comprehensive (loss)/income for the period		(13.3)	(271.9)	503.9
Attributable to:
– Equity shareholders in Tomkins plc		(36.8)	(288.3)	474.3
– Minority shareholders in subsidiaries		23.5	16.4	29.6
		(13.3)	(271.9)	503.9
* See note 2

CONSOLIDATED CASH FLOW STATEMENT

	Note	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Operating activities
Cash generated from operations	18	532.1	628.7	638.7
Income taxes paid		(50.3)	(116.3)	(110.4)
Income taxes received		31.2	31.8	24.2
Net cash inflow from operating activities		513.0	544.2	552.5
Investing activities
Purchase of property, plant and equipment		(115.2)	(183.2)	(231.3)
Purchase of computer software		(7.8)	(10.6)	(5.2)
Capitalisation of development costs		(0.6)	(0.6)	(0.4)
Disposal of property, plant and equipment		12.9	7.9	39.6
Purchase of available-for-sale investments		–	(0.1)	(0.2)
Sale of available-for-sale investments		–	1.6	0.6
Investments in associates		(2.7)	(10.4)	(3.8)
Purchase of interests in subsidiaries, net of cash acquired	41	(26.5)	(65.0)	(17.0)
Sale of businesses and subsidiaries, net of cash disposed	42	0.7	124.6	216.3
Interest received		3.6	11.2	12.2
Dividends received from associates		0.3	0.6	1.4
Net cash (outflow)/inflow from investing activities		(135.3)	(124.0)	12.2
Financing activities
Issue of ordinary shares		0.1	0.2	2.4
Redemption of preference shares		–	–	(1.2)
Draw-down of bank and other loans		2.8	114.6	8.4
Repayment of bank and other loans		(164.4)	(15.6)	(289.9)
Receipts/(payments) on foreign currency derivatives		39.6	(178.6)	(16.3)
Capital element of finance lease rental payments		(2.8)	(2.8)	(3.2)
Interest element of finance lease rental payments		(0.4)	(0.5)	(1.4)
Decrease in collateralised cash		2.1	0.7	2.4
Purchase of own shares		(1.4)	(4.7)	(6.9)
Interest paid		(37.5)	(55.0)	(64.8)
Financing costs paid		(6.3)	–	–
Equity dividend paid		(48.3)	(246.2)	(247.3)
Preference dividend paid		–	–	(2.0)
Investment by a minority shareholder in a subsidiary		4.7	0.4	3.8
Dividend paid to a minority shareholder in a subsidiary		(8.7)	(13.5)	(14.4)
Net cash outflow from financing activities		(220.5)	(401.0)	(630.4)
Increase/(decrease) in net cash and cash equivalents		157.2	19.2	(65.7)
Net cash and cash equivalents at the beginning of the period		278.2	280.2	326.4
Foreign currency translation		4.8	(21.2)	19.5
Net cash and cash equivalents at the end of the period		440.2	278.2	280.2

Analysis of net cash and cash equivalents:
		As at 2 January 2010 $ million	As at 3 January 2009 $ million	As at 29 December 2007 $ million
Cash and cash equivalents		445.0	291.9	295.9
Bank overdrafts		(4.8)	(13.7)	(15.7)
		440.2	278.2	280.2

As at 2 January 2010, the Group’s net debt was $207.5 million (3 January 2009: $476.4 million; 29 December 2007: $591.5 million).

A reconciliation of the change in net cash and cash equivalents to the movement in net debt is presented in note 18.

67
Group Financial Statements

CONSOLIDATED BALANCE SHEET

	Note	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Non-current assets
Goodwill	19	436.0	415.9
Other intangible assets	20	78.0	108.8
Property, plant and equipment	21	1,122.8	1,167.3
Investments in associates	22	20.6	20.3
Trade and other receivables	24	81.1	105.9
Deferred tax assets	36	82.9	64.8
Post-employment benefit surpluses	34	1.3	5.3
		1,822.7	1,888.3
Current assets
Inventories	23	590.8	772.4
Trade and other receivables	24	753.0	769.7
Income tax recoverable		49.0	47.6
Available-for-sale investments	26	1.2	0.8
Cash and cash equivalents	27	445.0	291.9
		1,839.0	1,882.4
Assets held for sale	28	11.9	–
Total assets		3,673.6	3,770.7
Current liabilities
Bank overdrafts	29	(4.8)	(13.7)
Bank and other loans	29	(11.2)	(29.5)
Obligations under finance leases	30	(1.0)	(1.5)
Trade and other payables	31	(677.6)	(650.1)
Income tax liabilities		(15.2)	(17.9)
Provisions	37	(100.3)	(48.8)
		(810.1)	(761.5)
Non-current liabilities
Bank and other loans	29	(687.3)	(762.9)
Obligations under finance leases	30	(3.6)	(5.4)
Trade and other payables	31	(27.1)	(51.6)
Post-employment benefit obligations	34	(343.5)	(333.6)
Deferred tax liabilities	36	(25.3)	(29.7)
Income tax liabilities		(79.5)	(63.5)
Provisions	37	(19.2)	(23.2)
		(1,185.5)	(1,269.9)
Total liabilities		(1,995.6)	(2,031.4)
Net assets		1,678.0	1,739.3
Capital and reserves
Ordinary share capital	38	79.6	79.6
Share premium account	38	799.2	799.1
Deferred shares	38	–	0.1
Own shares	39	(8.2)	(14.9)
Capital redemption reserve	38	921.8	921.7
Currency translation reserve		(93.0)	(169.6)
Available-for-sale reserve		(0.9)	(1.0)
Accumulated deficit		(161.9)	(4.2)
Shareholders’ equity		1,536.6	1,610.8
Minority interests		141.4	128.5
Total equity		1,678.0	1,739.3

Approved by the Board on 26 February 2010 and signed on its behalf by:

J Nicol Director	J W Zimmerman Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary share capital (note 38) $ million	Cancellation reserve $ million	Share premium account (note 38) $ million
As at 30 December 2006	62.9	–	549.6
Year ended 29 December 2007
Profit for the period	–	–	–
Other comprehensive income/(loss)	–	–	–
Total comprehensive income/(loss)	–	–	–
Other changes in shareholders’ equity:
– Conversion of preference shares	2.5	–	127.5
– Issue of ordinary shares	0.1	–	2.3
– Dividends paid on ordinary shares	–	–	–
– Purchase of own shares	–	–	–
– Transfer of own shares	–	–	–
– Cost of share-based incentives (net of tax expense of $0.2 million)	–	–	–
– Dividends paid to minority shareholders	–	–	–
– Purchase of a minority interest	–	–	–
– Shares issued by a subsidiary to minority shareholders	–	–	–
As at 29 December 2007	65.5	–	679.4
Year ended 3 January 2009
(Loss)/profit for the period	–	–	–
Other comprehensive loss	–	–	–
Total comprehensive (loss)/income	–	–	–
Other changes in shareholders’ equity:
– Transfer of currency translation difference on change of functional currency	22.6	–	112.4
– Issue of ordinary shares before redenomination	–	–	0.2
– Redenomination of ordinary shares:
Cancellation of ordinary shares of 5p each	(88.1)	88.1	–
Currency translation difference on redenomination	–	(1.3)	–
Issue of deferred shares of £1 each	–	–	(0.1)
Issue of ordinary shares of 9c each	79.6	(79.6)	–
Transfer to the share premium account	–	(7.2)	7.2
	(8.5)	–	7.1
– Dividends paid on ordinary shares	–	–	–
– Purchase of own shares	–	–	–
– Transfer of own shares	–	–	–
– Cost of share-based incentives	–	–	–
– Dividends paid to minority shareholders	–	–	–
– Shares issued by a subsidiary to minority shareholders	–	–	–
– Minority interest on acquisition of a subsidiary	–	–	–
As at 3 January 2009	79.6	–	799.1
Year ended 2 January 2010
Profit/(loss) for the period	–	–	–
Other comprehensive (loss)/income	–	–	–
Total comprehensive (loss)/income	–	–	–
Other changes in equity:
– Cancellation of deferred shares	–	–	–
– Issue of ordinary shares	–	–	0.1
– Dividends paid on ordinary shares	–	–	–
– Purchase of own shares	–	–	–
– Transfer of own shares	–	–	–
– Cost of share-based incentives (including a tax benefit of $0.9 million)	–	–	–
– Dividends paid to minority shareholders	–	–	–
– Purchase of a minority interest	–	–	–
– Shares issued by a subsidiary to minority shareholders	–	–	–
As at 2 January 2010	79.6	–	799.2

69
Group Financial Statements

Deferred shares (note 38) $ million	Own shares (note 39) $ million	Capital redemption reserve (note 38) $ million	Currency translation reserve $ million	Available -for-sale reserve $ million	Retained profit/ (accumulated deficit) $ million	Total shareholders’ equity $ million	Minority interests $ million	Total equity $ million
–	(19.8)	717.6	171.4	0.2	287.3	1,769.2	99.0	1,868.2

–	–	–	–	–	293.5	293.5	25.0	318.5
–	–	–	142.3	(0.4)	38.9	180.8	4.6	185.4
–	–	–	142.3	(0.4)	332.4	474.3	29.6	503.9

–	–	1.2	–	–	(1.2)	130.0	–	130.0
–	–	–	–	–	–	2.4	–	2.4
–	–	–	–	–	(247.3)	(247.3)	–	(247.3)
–	(6.9)	–	–	–	–	(6.9)	–	(6.9)
–	7.8	–	–	–	(7.8)	–	–	–
–	–	–	–	–	16.1	16.1	–	16.1
–	–	–	–	–	–	–	(14.4)	(14.4)
–	–	–	–	–	–	–	(1.0)	(1.0)
–	–	–	–	–	–	–	3.8	3.8
–	(18.9)	718.8	313.7	(0.2)	379.5	2,137.8	117.0	2,254.8

–	–	–	–	–	(64.6)	(64.6)	18.1	(46.5)
–	–	–	(150.1)	(0.8)	(72.8)	(223.7)	(1.7)	(225.4)
–	–	–	(150.1)	(0.8)	(137.4)	(288.3)	16.4	(271.9)

–	(3.4)	202.9	(334.5)	–	–	–	–	–
–	–	–	–	–	–	0.2	–	0.2

–	–	–	–	–	–	–	–	–
–	–	–	1.3	–	–	–	–	–
0.1	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
0.1	–	–	1.3	–	–	–	–	–
–	–	–	–	–	(246.2)	(246.2)	–	(246.2)
–	(4.7)	–	–	–	–	(4.7)	–	(4.7)
–	12.1	–	–	–	(12.1)	–	–	–
–	–	–	–	–	12.0	12.0	–	12.0
–	–	–	–	–	–	–	(13.5)	(13.5)
–	–	–	–	–	–	–	0.4	0.4
–	–	–	–	–	–	–	8.2	8.2
0.1	(14.9)	921.7	(169.6)	(1.0)	(4.2)	1,610.8	128.5	1,739.3

–	–	–	–	–	(15.6)	(15.6)	21.6	6.0
–	–	–	76.6	0.1	(97.9)	(21.2)	1.9	(19.3)
–	–	–	76.6	0.1	(113.5)	(36.8)	23.5	(13.3)

(0.1)	–	0.1	–	–	–	–	–	–
–	–	–	–	–	–	0.1	–	0.1
–	–	–	–	–	(48.3)	(48.3)	–	(48.3)
–	(1.4)	–	–	–	–	(1.4)	–	(1.4)
–	8.1	–	–	–	(8.1)	–	–	–
–	–	–	–	–	12.2	12.2	–	12.2
–	–	–	–	–	–	–	(8.7)	(8.7)
–	–	–	–	–	–	–	(6.6)	(6.6)
–	–	–	–	–	–	–	4.7	4.7
–	(8.2)	921.8	(93.0)	(0.9)	(161.9)	1,536.6	141.4	1,678.0

NOTES TO THE FINANCIAL STATEMENTS

1. Nature of operations

Tomkins plc and its subsidiaries comprise a global engineering and manufacturing business. As explained in note 4, during 2009, the Group’s internal management reports were restructured to distinguish between those of the Group’s continuing operations that are ongoing and those that have been exited but do not meet the conditions to be classified as discontinued operations.

The Group is organised for management reporting purposes into two principal business groups: Industrial & Automotive and Building Products.

Industrial & Automotive manufactures a wide range of systems and components for car, truck and industrial equipment manufacturing markets, and industrial and automotive aftermarkets throughout the world. Industrial & Automotive is comprised of four ongoing operating segments: Power Transmission, Fluid Power, Sensors & Valves and Other Industrial & Automotive.

Building Products is comprised of two ongoing operating segments: Air Distribution and Bathware. Air Distribution supplies the industrial and residential heating, ventilation and air conditioning market, mainly in North America. Bathware manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America.

2. Principal accounting policies

A. Basis of preparation

The consolidated financial statements on pages 64 to 134 have been prepared on a going concern basis in accordance with International Financial Reporting Standards adopted for use in the European Union and, except as described under the heading ‘Financial instruments’, under the historical cost convention.

From the Group’s perspective, there are no applicable differences between IFRS adopted for use in the European Union and IFRS as issued by the IASB and, therefore, the financial statements also comply with IFRS as issued by the IASB.

At the beginning of 2009, the Group adopted the following accounting pronouncements that are relevant to its operations, none of which had any significant impact on its results or financial position:

–	IAS 1 Revised (2007) ‘Presentation of Financial Statements’.
–	IAS 23 Revised (2007) ‘Borrowing Costs’.
–	Amendments to IFRS 2 ‘Share-based Payment – Vesting Conditions and Cancellations’.
–	Amendments to IFRS 7 ‘Financial Instruments: Disclosures –Improving Disclosures about Financial Instruments’.
–	‘Improvements to IFRSs 2008’, except where adoption of an improvement is not permitted without also adopting IAS 27 Revised (2008) ‘Consolidated and Separate Financial Statements’.
–	IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’.

Retrospective application of the amendment to IFRS 2 had the effect of increasing administrative expenses by $0.5 million to $513.3 million in 2008 and by $0.3 million to $500.9 million in 2007, and there was a corresponding increase in the credit to equity in relation to share-based incentives (there were no tax effects). In 2008, the loss per share from continuing operations was increased by 0.05 cents to 7.34 cents. In 2007, basic earnings per share from continuing operations were reduced by 0.04 cents to 33.72 cents and diluted earnings per share from continuing operations were reduced by 0.03 cents to 33.34 cents. Prior year balance sheets were not affected by this change of accounting policy.

B. Accounting period

The Group’s annual financial statements are drawn up to the Saturday nearest 31 December. These financial statements cover the 52-week period from 4 January 2009 to 2 January 2010 (‘2009’) with comparative figures for the 53-week period from 30 December 2007 to 3 January 2009 (‘2008’) and the 52-week period from 31 December 2006 to 29 December 2007 (‘2007’).

C. Basis of consolidation

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

Intra-Group transactions and balances, and any unrealised profits or losses arising from intra-Group transactions, are eliminated on consolidation.

D. Associates

An associate is an entity over which the Company, either directly or indirectly, is in a position to exercise significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies of the entity.

Associates are accounted for using the equity method. Losses of an associate in excess of the Group’s interest in the entity are not recognised, except to the extent that the Group has incurred obligations on behalf of the entity. Profits or losses recognised by the Company or its subsidiaries on transactions with an associate are eliminated to the extent of the Group’s interest in the associate concerned.

71
Group Financial Statements

E. Foreign currency translation

At entity level, transactions denominated in foreign currencies are translated into the entity’s functional currency at the exchange rate ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rate ruling on the balance sheet date. Currency translation differences arising at entity level are recognised in profit or loss.

On consolidation, the results of foreign operations are translated into the Group’s presentation currency at the average exchange rate for the period and their assets and liabilities are translated into the Group’s presentation currency at the exchange rate ruling on the balance sheet date. Currency translation differences arising on consolidation are recognised in other comprehensive income and taken to the currency translation reserve.

In the event that a foreign operation is sold, the gain or loss on disposal recognised in profit or loss is determined after taking into account the cumulative currency translation differences arising on consolidation of the operation. On adoption of IFRS, the Group elected to deem such cumulative currency translation differences to be nil. Accordingly, the gain or loss recognised on disposal of a foreign operation does not include such currency translation differences that arose before 4 January 2004.

In the cash flow statement, the cash flows of foreign operations are translated into the Group’s presentation currency at the average exchange rate for the period.

F. Revenue

Revenue from the sale of goods is measured at the invoiced amount net of returns, early settlement discounts, rebates and sales taxes and is recognised only where there is persuasive evidence of a sales agreement, the delivery of goods has occurred and, where there are contractual acceptance provisions, the customer has accepted the goods (or the right to reject them has lapsed), the sale price is fixed or determinable and the collectability of revenue is reasonably assured.

Where a customer has the right to return unwanted goods, future returns are estimated based on historical returns profiles. Settlement discounts that may apply to unpaid invoices are estimated based on the settlement histories of the relevant customers. Rebates that may apply to issued invoices are estimated based on expected total qualifying sales to the relevant customers.

Interest income is accrued on a time basis using the effective interest method.

Dividend income is recognised when payment is received.

G. Restructuring initiatives

Restructuring initiatives comprise expenses incurred in major projects undertaken to rationalise and improve the cost competitiveness of the Group and consequential gains and losses arising on the disposal or exit of businesses or on the disposal of assets.

H. Borrowing costs

Borrowing costs directly attributable to the construction of a production, distribution or administration facility are capitalised as part of the cost of the facility if, at the outset of construction, the facility was expected to take more than 12 months to get ready for its intended use and construction commenced on or after 4 January 2009.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

I. Goodwill

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

Where the interest acquired by the Group in the fair value of the entity’s assets, liabilities and contingent liabilities exceeds the cost of acquisition, the excess is recognised immediately as a gain in profit or loss.

J. Other intangible assets

Other intangible assets are stated at cost less accumulated amortisation and any recognised impairment losses. All intangible assets recognised by the Group are considered to have finite useful lives.

(i) Assets acquired in business combinations

An intangible resource acquired in a business combination is recognised as an intangible asset if it is separable from the acquired business or arises from contractual or legal rights. An acquired intangible asset is amortised on a straight-line basis so as to charge its cost, which represents its fair value at the date of acquisition, to profit or loss over its expected useful life, which is in the range 2 to 15 years.

(ii) Product development costs

All research expenditure is charged to profit or loss in the period in which it is incurred.

Development expenditure is charged to profit or loss in the period in which it is incurred unless it relates to the development of a new or significantly improved product, it is incurred after the technical feasibility of the product has been proven, and customer orders have been received that are expected to provide income sufficient to cover the further development expenditure that will be incurred prior to the product going into full production. Capitalised development expenditure is amortised on a straight-line basis such that it is charged to profit or loss over the expected life of the resulting product.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

2. Principal accounting policies (continued)

J. Other intangible assets (continued)

(iii) Computer software

Computer software that is not integral to an item of property, plant and equipment is recognised separately as an intangible asset. Amortisation is provided on a straight-line basis so as to charge the cost of the software to profit or loss over its expected useful life, which is in the range 3 to 5 years.

K. Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any recognised impairment losses.

Freehold land and assets under construction are not depreciated. Depreciation of property, plant and equipment, other than freehold land and assets under construction, is generally provided on a straight-line basis so as to charge the depreciable amount to profit or loss over the expected useful life of the asset concerned, which is in the following ranges:

Freehold buildings and long-leasehold property	50 years
Short-leasehold property	Length of lease
Plant, equipment and vehicles	2 to 20 years

L. Leases

Leases that confer rights and obligations similar to those that attach to owned assets are classified as finance leases. All other leases are classified as operating leases.

Assets held under finance leases are included within property, plant and equipment, initially measured at their fair value or, if lower, the present value of the minimum lease payments, and a corresponding liability is recognised within obligations under finance leases. Subsequently, the assets are depreciated on a basis consistent with similar owned assets or over the term of the lease, if shorter. At inception of the lease, the lease rentals are apportioned between an interest element and a capital element so as to produce a constant periodic rate of interest on the outstanding liability. Thereafter, the interest element is recognised as an expense in profit or loss while the capital element is applied to reduce the outstanding liability.

Operating lease payments, and any incentives receivable, are recognised in profit or loss on a straight-line basis over the term of the lease.

M. Impairment of long-lived assets

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

Where it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount is determined for the CGU to which the asset belongs. An asset’s CGU is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill does not generate cash flows independently of other assets and is, therefore, tested for impairment at the level of the CGU or group of CGUs to which it is allocated.

Where appropriate, impairment of long-lived assets other than goodwill is recognised before goodwill is tested for impairment. When goodwill is tested for impairment and the carrying amount of the CGU or group of CGUs to which the goodwill has been allocated exceeds its recoverable amount, the impairment is allocated first to reduce the carrying amount of the goodwill and then to the other long-lived assets belonging to the CGU or group of CGUs pro-rata on the basis of their carrying amounts.

Impairments are recognised in profit or loss. Impairments recognised in previous periods for long-lived assets other than goodwill are reversed if there has been a change in the estimates used to determine the asset’s recoverable amount, but only to the extent that the carrying amount of the asset does not exceed its carrying amount had no impairment been recognised in previous periods. Impairments recognised in respect of goodwill are not reversed.

N. Inventories

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

O. Grants

Grants received relating to property, plant and equipment are treated as deferred income and recognised in profit or loss in equal instalments over the expected useful life of the asset concerned. Other grants received are recognised in profit or loss on a systematic basis so as to match them with the costs they are intended to compensate or, if those costs have already been recognised, the grants are recognised in profit or loss in the period in which they are received.

P. Financial instruments

(i) Investments

Listed investments are classified as available-for-sale and are measured at fair value. Changes in their fair values are recognised in other comprehensive income and taken to the available-for-sale reserve, except to the extent that they represent an other than temporary impairment in which case the impairment is recognised in profit or loss. In the event that such an investment is sold, the realised gain or loss is transferred from other comprehensive income to profit or loss.

73
Group Financial Statements

(ii) Trade receivables

Trade receivables represent the amount of sales of goods to customers for which payment has not been received, less an allowance for doubtful accounts that is estimated based on factors such as the credit rating of the customer, historical trends, the current economic environment and other information.

(iii) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits available on demand and other short-term, highly-liquid investments with a maturity on acquisition of three months or less, and bank overdrafts. Bank overdrafts are presented as current liabilities to the extent that there is no right of offset with cash balances.

(iv) Trade payables

Trade payables represent the amount of invoices received from suppliers for purchases of goods and services for which payment has not been made.

(v) Bank and other loans

Bank and other loans are initially measured at fair value, net of directly attributable transaction costs, if any, and are subsequently measured at amortised cost using the effective interest rate method.

(vi) Derivative financial instruments

The Group uses derivative financial instruments, principally foreign currency swaps, forward foreign currency contracts and interest rate swaps, to reduce its exposure to exchange rate and interest rate movements. The Group does not hold or issue derivatives for speculative purposes.

Derivative financial instruments are recognised as assets and liabilities measured at their fair values at the balance sheet date. Changes in their fair values are recognised in profit or loss and this is likely to cause volatility in situations where the carrying value of the hedged item is not normally adjusted to reflect fair value changes arising from the hedged risk or is so adjusted but that adjustment is not recognised in profit or loss. Provided the conditions specified by IAS 39 ‘Financial Instruments: Recognition and Measurement’ are met, hedge accounting may be used to mitigate this volatility.

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

Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability is adjusted by the change in its fair value attributable to the hedged risk and the resulting gain or loss is recognised in profit or loss where, to the extent that the hedge is effective, it offsets the change in the fair value of the hedging instrument.

Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent the hedge is effective, the change in the fair value of the hedging instrument attributable to the hedged risk is recognised in other comprehensive income rather than in profit or loss. When the hedged item in a cash flow hedge is recognised in the financial statements, the accumulated gain or loss recognised in other comprehensive income is either transferred to profit or loss or, if the hedged item results in a non-financial asset, is recognised as an adjustment to the asset’s initial carrying amount. In the event that a foreign operation that is designated as a hedged item in a net investment hedge is sold, the accumulated currency translation gain or loss on the hedging instrument that is recognised in other comprehensive income is transferred to profit or loss and included in the gain or loss on disposal of the foreign operation.

Derivative financial instruments are classified as current assets or liabilities unless they are in a designated hedging relationship and the hedged item is classified as a non-current asset or liability.

Derivative financial instruments that are not in a designated hedging relationship are classed as trading.

(vii) Contracts to buy or sell non-financial items

From time to time, the Group enters into forward contracts to fix the price of energy and raw materials purchased for use in its manufacturing operations. Such contracts fall outside the scope of IAS 39, provided that they were entered into and continue to be held for the purpose of receipt or delivery in accordance with the Group’s expected purchase, sale or usage requirements. Where these conditions are not met, the contracts are classified and accounted for in the same way as derivative financial instruments.

(viii) Embedded derivatives

Derivatives embedded in non-derivative host contracts are recognised separately as derivative financial instruments when their risks and characteristics are not closely related to those of the host contract and the host contract is not stated at its fair value with changes in its fair value recognised in profit or loss.

(ix) Preference shares

Prior to their redemption in July 2007, the Company’s US dollar denominated 5.56% convertible cumulative preference shares were classified as non-current liabilities. Dividends payable on the preference shares were included in interest payable.

(x) Own shares

Own shares represent the Company’s ordinary shares that are held by the Company in treasury, by its subsidiaries or by sponsored ESOP trusts in relation to the Group’s employee share schemes. Own shares are measured at cost and are presented as a deduction from equity. Gains or losses on the sale or transfer of own shares are recognised directly in equity.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

2. Principal accounting policies (continued)

Q. Post-employment benefits

Post-employment benefits comprise pension benefits provided to employees throughout the world and other benefits, mainly healthcare, provided to certain employees in North America.

For defined contribution plans, the cost of providing the benefits represents the Group’s contributions to the plans and is recognised in profit or loss in the period in which the contributions fall due.

For defined benefit plans, the cost of providing the benefits is determined based on actuarial valuations of each of the plans that are carried out annually at the Group’s balance sheet date by independent, qualified actuaries. Plan assets are measured at their fair value at the balance sheet date. Benefit obligations are measured on an actuarial basis using the projected unit credit method.

The cost of defined benefit plans recognised in profit or loss comprises the net total of the current service cost, the past service cost, the expected return on plan assets, the interest cost and the effect of any curtailments or settlements. The current service cost represents the increase in the present value of the plan liabilities expected to arise from employee service in the current period. The past service cost is the change in the benefit obligation that results from changes in the benefits payable in respect of employee service in prior periods. The past service cost may be either positive or negative and is recognised in profit or loss on a straight-line basis over the vesting period, or immediately if the benefits have vested. The expected return on plan assets is based on market expectations at the beginning of the period of future returns over the life of the benefit obligation. The interest cost represents the increase in the benefit obligation due to the passage of time. The discount rate used is determined at the balance sheet date by reference to market yields on high-quality corporate bonds, where available, or on government bonds. Gains or losses on curtailments or settlements are recognised in profit or loss in the period in which the curtailment or settlement occurs.

Actuarial gains and losses, which represent differences between the expected and actual returns on the plan assets and the effect of changes in the actuarial assumptions, are recognised in other comprehensive income in the period in which they occur.

The defined benefit liability or asset recognised in the balance sheet comprises the net total for each plan of the present value of the benefit obligation, minus any past service costs not yet recognised, minus the fair value of the plan assets at the balance sheet date. Where a plan is in surplus, the asset recognised is limited to the amount of any unrecognised past service costs and the present value of any amounts that the Group expects to recover by way of refunds or a reduction in future contributions. The net total for all plans in surplus is classified as a non-current asset. The net total for all plans in deficit is classified as a non-current liability.

R. Share-based incentives

Share-based incentives are provided to employees under the Group’s share option, bonus and other share award schemes. All existing schemes are classified as equity-settled. The Group recognises a compensation expense in respect of these schemes that is based on the fair value of the awards, where appropriate, measured using either the Black-Scholes option-pricing formula or the Monte Carlo valuation model. Fair value is determined at the date of grant and reflects market performance conditions and all non-vesting conditions. Fair value is not subsequently remeasured unless the conditions on which the award was granted are modified.

Generally, the compensation expense is recognised on a straight-line basis over the vesting period. Adjustments are made to reduce the compensation expense to reflect expected and actual forfeitures during the vesting period due to failure to satisfy a service condition or a non-market performance condition. In the event of a cancellation, whether by the Group or by a participating employee, the compensation expense that would have been recognised over the remainder of the vesting period is recognised immediately in profit or loss.

S. Provisions

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

Provision is made for restructuring costs when a detailed formal plan for the restructuring has been determined and the plan has been communicated to the parties that may be affected by it. Gains from the expected disposal of assets are not taken into account in measuring restructuring provisions and provision is not made for future operating losses.

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

T. Taxation

Current tax is the amount of tax payable or recoverable in respect of the taxable profit or loss for the period. Taxable profit differs from accounting profit because it excludes items of income or expense that are recognised in the period for accounting purposes but are either not taxable or deductible for tax purposes or are taxable or deductible in other periods. Current tax is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

75
Annual Report

The Group recognises provisions in respect of uncertain tax positions whereby additional current tax may become payable in future periods following the audit by the tax authorities of previously-filed tax returns. Provisions for uncertain tax positions are based upon management’s assessment of the likely outcome of issues associated with assumed permanent differences, interest that may be applied to temporary differences, and the possible disallowance of tax credits and penalties. Provisions for uncertain tax positions are reviewed regularly and are adjusted to reflect events such as the expiry of limitation periods for assessing tax, administrative guidance given by the tax authorities and court decisions.

Deferred tax is tax expected to be payable or recoverable on differences between the carrying amount of an asset or a liability and its tax base used in the computation of taxable profit. Deferred tax is accounted for using the liability method, whereby deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available in the foreseeable future against which the deductible temporary differences may be utilised.

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

Current tax assets and current tax liabilities are offset when there is a legally enforceable right to set off the amounts and management intends to settle on a net basis. Deferred tax assets and deferred tax liabilities are offset where there is a legally enforceable right to offset current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Current and deferred tax is recognised in profit or loss unless it relates to an item that is recognised in the same or a different period outside profit or loss, in which case it too is recognised outside profit or loss, either in other comprehensive income or directly in equity.

U. Assets held for sale and discontinued operations

An asset is classified as held for sale if its carrying amount will be recovered by sale rather than by continuing use in the business, the asset is available for immediate sale in its present condition, management is committed to, and has initiated, a plan to sell the asset which, when initiated, was expected to result in a completed sale within 12 months. An extension of the period required to complete the sale does not preclude the asset from being classified as held for sale, provided the delay was for reasons beyond the Group’s control and management remains committed to its plan to sell the asset. Assets that are classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

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

V. Dividends on ordinary shares

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

W. Accounting pronouncements not yet adopted

Recently-issued accounting pronouncements that may be relevant to the Group’s operations but have not yet been adopted are outlined below. With the exception of the revisions to IFRS 3 and IAS 27, management does not expect that the adoption of these pronouncements will have a material impact on the Group’s results or financial position.

IFRS 3 Revised ‘Business Combinations’ and IAS 27 Revised ‘Consolidated and Separate Financial Statements’

In January 2008, the IASB issued revised versions of IFRS 3 and IAS 27 that contain a number of changes that will affect the accounting for future business combinations and the accounting in the event of the loss of control over a subsidiary.

Where a business combination involves a minority interest, the Group will be able to choose for each business combination whether to measure the minority interest at fair value or, as at present, at the minority’s share of the fair value of the net assets of the acquired entity. In step acquisitions, previously held interests will be remeasured at fair value and any gain or loss arising will be recognised in profit or loss. On the loss of control of a subsidiary, any retained interest will be remeasured at fair value and any gain or loss will be reflected in the gain or loss on loss of control. Other significant changes are that acquisition costs will be expensed and adjustments to contingent consideration will be recognised in profit or loss.

IFRS 3 Revised and IAS 27 Revised are effective for annual periods commencing on or after 1 July 2009.

The financial effect of IFRS 3 Revised and IAS 27 Revised will be dependent on the circumstances surrounding the future transactions to which they will apply, that are at present unknown.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

2. Principal accounting policies (continued)

W. Accounting pronouncements not yet adopted (continued)

IFRS 9 ‘Financial Instruments’

In November 2009, the IASB issued IFRS 9 which represents the first phase of its replacement of IAS 39 and introduces new requirements for the classification and measurement of financial assets and removes the need to separately account for certain embedded derivatives.

IFRS 9 is effective for annual periods commencing on or after 1 January 2013. Early adoption is permitted, but the standard has not yet been endorsed for use in the European Union.

Amendments to IFRS 2 ‘Share-based Payment – Group Cash-settled Share-based Payment Transactions’

In June 2009, the IASB amended IFRS 2 to incorporate the guidance previously included in IFRIC 8 ‘Scope of IFRS 2’ and IFRIC 11 ‘IFRS 2 – Group and Treasury Share Transactions’, which the Group adopted in 2007. The amendments to IFRS 2 are effective for annual periods beginning on or after 1 January 2010, but have not yet been endorsed for use in the European Union.

Amendments to IAS 24 ‘Related Party Disclosures’

In November 2009, the IASB amended IAS 24 to simplify the definition of a related party, clarify its intended meaning and eliminate a number of inconsistencies. The amendments are effective for annual periods beginning on or after 1 January 2011, but have not yet been endorsed for use in the European Union.

‘Improvements to IFRSs 2009’

In April 2009, the IASB published its second annual improvements standard which contains minor amendments to standards that address a number of issues, including: disclosure of non-current assets or disposal groups classified as held for sale or as discontinued operations; disclosure of information about segment assets; the unit of accounting for goodwill impairment tests; the measurement of the fair value of an intangible asset acquired in a business combination; and the classification of leases of land and buildings.

Most of the amendments are effective for annual periods beginning on or after 1 January 2010, but have not yet been endorsed for use in the European Union.

IFRIC 19 ‘Extinguishing Liabilities with Equity Instruments’

In November 2009, IFRIC 19 was issued to clarify the required accounting where a debtor fully or partly extinguishes a liability by issuing equity instruments to the creditor. IFRIC 19 is effective for annual periods beginning on or after 1 July 2010, but has not yet been endorsed for use in the European Union.

Amendments to IFRIC 14 ‘IAS19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’

In November 2009, the IASB amended IFRIC 14 to remedy an unintended consequence of the pronouncement whereby entities were in some circumstances not permitted to recognise as an asset prepayments of minimum funding contributions. The amendments are effective for annual periods beginning on or after 1 January 2011, but have not yet been endorsed for use in the European Union.

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

The Group accounts for post-employment benefits in accordance with IAS 19 ‘Employee Benefits’, whereby the cost of defined benefit plans is determined based on actuarial valuations of the plans that are carried out annually at the Group’s balance sheet date. The actuarial valuations are dependent on assumptions about the future that are made by management on the advice of independent qualified actuaries. If actual experience differs from these assumptions, there could be a material change in the amounts recognised by the Group in respect of defined benefit plans in the next financial year.

As at 2 January 2010, the present value of the benefit obligation was $1,258.1 million. The benefit obligation is calculated using a number of assumptions including future salary increases, increases to pension benefits, mortality rates and, in the case of post-employment medical benefits, the expected rate of increase in medical costs. The present value of the benefit obligation is calculated by discounting the benefit obligation using market yields on high-quality corporate bonds at the balance sheet date. As at 2 January 2010, the fair value of the plan assets was $924.5 million. The plan assets consist largely of listed securities and their fair values are subject to fluctuation in response to changes in market conditions.

77
Group Financial Statements

Effects of changes in the actuarial assumptions underlying the benefit obligation, effects of changes in the discount rate applicable to the benefit obligation and effects of differences between the expected and actual return on the plan assets are classified as actuarial gains and losses and are recognised in other comprehensive income. During 2009, the Group recognised a net actuarial loss of $143.8 million. Further actuarial gains and losses will be recognised during the next financial year.

An analysis of the assumptions that will be used by management to determine the cost of defined benefit plans that will be recognised in profit or loss in the next financial year is presented in note 34.

C. Impairment of long-lived assets

Goodwill, other intangible assets and property, plant and equipment are tested for impairment whenever events or circumstances indicate that their carrying amounts might be impaired. Additionally, goodwill and capitalised development expenditure relating to a product that is not yet in full production are subject to an annual impairment test. Due to the nature of the Group’s operations, it is generally not possible to estimate the recoverable amount for individual long-lived assets and impairment tests are usually based on the value in use of the CGU or group of CGUs to which the asset belongs.

Value in use represents the net present value of the cash flows expected to arise from the relevant CGU or group of CGUs and its calculation requires management to estimate those cash flows and to apply a suitable discount rate to them.

Management bases the estimated cash flows of the CGU or group of CGUs on assumptions such as the future changes in sales volumes, future changes in selling prices, and future changes in material prices, salaries and other costs. Management determines a discount rate for each CGU or group of CGUs using a capital asset pricing model, which is based on variables including the applicable risk-free interest rates and, for determining the cost of equity, the long-term equity risk premium and the assumed share price volatility relative to the market and, for determining the cost of debt, the assumed credit risk spreads.

As at 2 January 2010, the carrying amount of long-lived assets was $1,636.8 million, after taking into account impairments totalling $57.5 million that were recognised during 2009. Further impairment losses may be recognised on these assets within the next financial year if there are adverse changes in the variables and assumptions underlying the estimated future cash flows of the CGUs or the discount rates that are applied to those cash flows. The sensitivity of the carrying amount of goodwill to the key assumptions underlying the value in use calculations is discussed in note 19.

D. Inventory

Inventories are stated at the lower of cost and net realisable value, with due allowance for excess, obsolete or slow-moving items. Net realisable value is based on current assessments of future demand, market conditions and new product development initiatives. As at 2 January 2010, the carrying value of inventories was $590.8 million, net of allowances of $63.9 million. Should demand for the Group’s products decline during the next financial year, additional allowances may be necessary in respect of excess or slow-moving items.

E. Financial instruments

Derivative financial instruments that the Group holds for the purpose of hedging its currency and interest rate exposures are recognised as assets and liabilities in the Group’s balance sheet measured at their fair value at the balance sheet date. As at 2 January 2010, the Group recognised a net asset of $51.9 million in respect of derivatives. The fair value of derivatives continually changes in response to changes in prevailing market conditions and applicable credit risk spreads. Where permissible under IAS 39, the Group uses hedge accounting to mitigate the impact of changes in the fair value of derivatives on profit or loss but the Group’s results may be affected by changes in the fair values of derivatives where hedge accounting cannot be applied or due to hedge ineffectiveness.

F. Workers’ compensation

Provision is made for claims for compensation for injuries sustained by the Group’s employees while at work. The Group’s liability for claims made but not fully settled is calculated on an actuarial basis. Historical data trends are used to estimate the liability for unreported incidents. As at 2 January 2010, the workers’ compensation provision amounted to $22.0 million. Further provision may be necessary within the next financial year if the actual cost of settling claims exceeds management’s estimates.

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

As at 2 January 2010, the provision for environmental remediation costs amounted to $6.5 million. Further provision may be necessary within the next financial year if actual remediation costs exceed expected costs, new remediation obligations are identified or there are changes in the circumstances affecting the Group’s legal or constructive remediation obligations.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

3. Critical accounting estimates (continued)

H. Product warranties

Provision is made for the estimated cost of future warranty claims on the Group’s products. Management bases the provision on historical experience of the nature, frequency and average cost of warranty claims and takes into account recent trends that might suggest that the historical claims experience may differ from future claims. As at 2 January 2010, the Group’s provision for warranty claims amounted to $11.3 million. Further provision may be necessary within the next financial year if actual claims experience differs from management’s estimates.

I. Taxation

The Group is subject to income tax in most of the jurisdictions in which it operates. Management is required to exercise significant judgement in determining the Group’s provision for income taxes.

Estimation is required of taxable profit in order to determine the Group’s current tax liability. Management’s judgement is required in relation to uncertain tax positions whereby additional current tax may become payable in the future following the audit by the tax authorities of previously-filed tax returns. As at 2 January 2010, the Group holds a provision for uncertain tax positions amounting to $79.5 million. It is possible that the final outcome of these uncertain tax positions may differ from management’s estimates.

Estimation is also required of temporary differences between the carrying amount of assets and liabilities and their tax base. Deferred tax liabilities are recognised for all taxable temporary differences but, where there exist deductible temporary differences, management’s judgement is required as to whether a deferred tax asset should be recognised based on the availability of future taxable profits. As at 2 January 2010, the Group recognised net deferred tax assets amounting to $57.6 million, including $21.7 million in respect of tax losses and tax credits. Deferred tax assets of $783.7 million were not recognised in respect of tax losses and tax credits carried forward. It is possible that the deferred tax assets actually recoverable may differ from the amounts recognised if actual taxable profits differ from management’s estimates.

As at 2 January 2010, deferred tax liabilities were not recognised on retained profits of foreign subsidiaries and associates amounting to $3,225.7 million because the Group is able to control the remittance of those profits to the UK and it is probable that they will not be remitted in the foreseeable future. Income tax may be payable on these amounts if circumstances change and either their remittance can no longer be controlled by the Group or they are actually remitted to the UK.

4. Segment information

A. Background

The Group’s operating segments are identified by grouping together businesses that manufacture similar products, as this is the basis on which information is provided to the Board for the purposes of allocating resources within the Group and assessing the performance of the Group’s businesses.

The Group’s business segments are described in note 1.

During 2009, the Group substantially completed its long-term programme of disposing of or exiting its non-core businesses and changes were made to the Group’s internal reporting structure to assist the Board in focusing on the performance of the Group’s ongoing businesses. Distinction is now drawn between those of the Group’s continuing operations that are ongoing and those that have been exited but do not meet the conditions to be classified as discontinued operations. The following changes were made:

–	the Stant and Standard-Thomson businesses that were sold in 2008 were removed from the Fluid Systems segment and are now presented as a separate segment named Caps & Thermostats;
–	the remainder of the Fluid Systems segment was renamed Sensors & Valves;
–	the Dearborn Mid-West business that was sold in 2007 was removed from the Other Industrial & Automotive segment and is now presented as a separate segment named Materials Handling;
–	the Air Systems Components segment was renamed Air Distribution;
–	the Philips Doors and Windows business that was closed during 2009 was removed from the Other Building Products segment and is now presented as a separate segment named Doors & Windows;
–	the Lasco Fittings business that was sold in 2007 was removed from the Other Building Products segment and is now presented as a separate segment named Fittings; and
–	the remainder of the Other Building Products segment was renamed Bathware.

Also during 2009, the Group’s Water Pumps business was transferred from Other Industrial & Automotive to Power Transmission.

Comparative information for 2008 and 2007 has been re-presented to reflect these changes.

79
Group Financial Statements

B. Measure of segment profit or loss

The Board uses adjusted operating profit to measure the profitability of each segment. Adjusted operating profit is, therefore, the measure of segment profit or loss presented in the Group’s segment disclosures.

Adjusted operating profit represents operating profit before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either year on year or with other businesses.

During the periods under review, the items excluded from operating profit in arriving at adjusted operating profit were as follows:

–	the amortisation of intangible assets arising on acquisitions;
–	impairments, comprising impairments of goodwill and intangible assets arising on acquisitions and material impairments of other assets;
–	restructuring costs;
–	the net gain or loss on disposals and on the exit of businesses; and
–	in 2009, the gain recognised on amendments to certain post-employment benefit plans in North America.

C. Sales and adjusted operating profit – continuing operations

	Sales			Adjusted operating profit/(loss)
	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	Year ended 2 January 2010 $ million	Restated* Year ended 3 January 2009 $ million	Restated* Year ended 29 December 2007 $ million
Ongoing segments
Industrial & Automotive:
– Power Transmission	1,763.4	2,125.2	2,078.6	212.4	228.1	267.9
– Fluid Power	588.7	832.3	769.1	(11.8)	46.2	71.0
– Sensors & Valves	313.6	421.0	413.5	0.1	29.6	31.8
– Other Industrial & Automotive	463.4	602.1	717.5	25.4	45.5	74.1
	3,129.1	3,980.6	3,978.7	226.1	349.4	444.8
Building Products:
– Air Distribution	874.2	1,112.3	1,083.6	77.8	104.2	102.5
– Bathware	140.3	208.2	275.5	(8.7)	(11.8)	5.8
	1,014.5	1,320.5	1,359.1	69.1	92.4	108.3
Corporate	–	–	–	(32.3)	(37.0)	(53.7)
Total ongoing	4,143.6	5,301.1	5,337.8	262.9	404.8	499.4

Exited segments
Industrial & Automotive:
– Caps & Thermostats	–	80.2	170.3	–	10.3	23.2
– Materials Handling	–	–	163.7	–	–	9.4
	–	80.2	334.0	–	10.3	32.6
Building Products:
– Doors & Windows	36.5	134.6	200.5	(13.1)	(12.2)	(3.7)
– Fittings	–	–	13.8	–	–	1.9
	36.5	134.6	214.3	(13.1)	(12.2)	(1.8)
Total exited	36.5	214.8	548.3	(13.1)	(1.9)	30.8

Total continuing operations	4,180.1	5,515.9	5,886.1	249.8	402.9	530.2
*	See note 2

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

4. Segment information (continued)

C. Sales and adjusted operating profit – continuing operations (continued)

	Sales			Adjusted operating profit/(loss)
	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	Year ended 2 January 2010 $ million	Restated* Year ended 3 January 2009 $ million	Restated* Year ended 29 December 2007 $ million
By origin
US	2,172.9	2,947.6	3,457.0	105.3	181.4	300.8
UK	297.0	399.6	408.1	4.7	(5.0)	7.1
Rest of Europe	603.5	787.2	733.9	29.4	55.9	66.1
Rest of the world	1,106.7	1,381.5	1,287.1	110.4	170.6	156.2
	4,180.1	5,515.9	5,886.1	249.8	402.9	530.2
By destination
US	2,358.9	3,178.7	3,712.5
UK	87.3	129.0	149.4
Rest of Europe	665.8	864.9	809.7
Rest of the world	1,068.1	1,343.3	1,214.5
	4,180.1	5,515.9	5,886.1
*	See note 2

Inter-segment sales were not significant.

Reconciliation of adjusted operating profit to profit/(loss) before tax:

	Year ended 2 January 2010 $ million	Restated* Year ended 3 January 2009 $ million	Restated* Year ended 29 December 2007 $ million
Adjusted operating profit	249.8	402.9	530.2
Amortisation of intangible assets arising on acquisitions	(11.2)	(10.6)	(7.2)
Impairments (see note 5)	(73.0)	(342.4)	(0.8)
Restructuring costs (see note 6)	(144.1)	(26.0)	(27.6)
Net gain on disposals and on the exit of businesses (see note 6)	0.2	43.0	91.4
Gain on amendment of post-employment benefits (see note 7)	63.0	–	–
Operating profit	84.7	66.9	586.0
Net finance costs	(46.3)	(75.0)	(60.9)
Profit/(loss) before tax	38.4	(8.1)	525.1
*	See note 2

Segmental analysis of the sales and adjusted operating profit of discontinued operations is presented in note 13.

81
Group Financial Statements

D. Segment assets

The Board does not review, and is not regularly provided with, an analysis of the Group’s total assets by operating segment. In order to comply with the requirements of IFRS 8, an analysis is provided below of the Group’s operating assets, goodwill and other intangible assets by operating segment:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million	As at 29 December 2007 $ million
Ongoing segments
Industrial & Automotive:
– Power Transmission	1,192.2	1,216.4	1,730.7
– Fluid Power	589.9	594.5	601.6
– Sensors & Valves	202.8	236.3	312.2
– Other Industrial & Automotive	310.9	344.3	398.7
	2,295.8	2,391.5	3,043.2
Building Products:
– Air Distribution	645.5	753.2	771.9
– Bathware	69.2	86.6	105.2
	714.7	839.8	877.1
Corporate	23.8	33.7	27.8
Total ongoing	3,034.3	3,265.0	3,948.1

Exited segments
Industrial & Automotive:
– Caps & Thermostats	–	–	94.2
Building Products:
– Doors & Windows	3.4	24.2	45.8
Total exited	3.4	24.2	140.0
	3,037.7	3,289.2	4,088.1

Reconciliation of assets analysed by operating segment to total assets:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million	As at 29 December 2007 $ million
Segment assets	3,037.7	3,289.2	4,088.1
Cash and cash equivalents	445.0	291.9	295.9
Collateralised cash	2.1	3.8	5.8
Derivatives hedging translational exposures	56.9	73.4	6.2
Deferred tax assets	82.9	64.8	47.4
Income tax recoverable	49.0	47.6	29.5
Total assets	3,673.6	3,770.7	4,472.9

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

4. Segment information (continued)

E. Non-current assets

The geographic analysis of long-lived assets (goodwill and other intangible assets, and property, plant and equipment) and investments in associates was as follows:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million	As at 29 December 2007 $ million
By location
US	862.9	957.3	1,047.0
UK	65.6	70.1	131.0
Rest of Europe	175.2	192.6	233.3
Rest of the world	553.7	492.3	773.9
	1,657.4	1,712.3	2,185.2

Capital expenditure, depreciation and amortisation in respect of long-lived assets was as follows:

	Year ended 2 January 2010			Year ended 3 January 2009			Year ended 29 December 2007
	Capital expenditure $ million	Depreciation $ million	Amortisation $ million	Capital expenditure $ million	Depreciation $ million	Amortisation $ million	Capital expenditure $ million	Depreciation $ million	Amortisation $ million
Continuing operations
Ongoing segments
Industrial & Automotive:
– Power Transmission	50.3	74.3	7.5	91.6	96.1	7.8	93.1	103.1	6.7
– Fluid Power	36.4	25.5	8.2	35.8	27.3	8.8	38.2	26.4	6.9
– Sensors & Valves	5.7	23.8	1.2	19.5	26.1	1.2	36.6	26.4	0.5
– Other Industrial &
Automotive	13.3	15.2	1.2	12.2	15.8	1.1	26.1	17.5	1.0
	105.7	138.8	18.1	159.1	165.3	18.9	194.0	173.4	15.1
Building Products:
– Air Distribution	13.6	24.7	7.2	28.4	26.3	6.6	23.5	26.0	4.7
– Bathware	3.5	8.3	0.1	2.2	9.6	0.2	6.7	9.3	0.1
	17.1	33.0	7.3	30.6	35.9	6.8	30.2	35.3	4.8
Corporate	0.1	0.2	0.2	0.2	0.1	0.3	0.3	0.4	0.4
Total ongoing	122.9	172.0	25.6	189.9	201.3	26.0	224.5	209.1	20.3
Exited segments
Industrial & Automotive:
– Caps & Thermostats	–	–	–	2.8	–	–	5.3	3.4	0.3
– Materials Handling	–	–	–	–	–	–	0.2	–	–
	–	–	–	2.8	–	–	5.5	3.4	0.3
Building Products:
– Doors & Windows	0.1	0.2	–	1.1	1.8	–	1.9	3.4	–
– Fittings	–	–	–	–	–	–	0.2	–	–
	0.1	0.2	–	1.1	1.8	–	2.1	3.4	–
Total exited	0.1	0.2	–	3.9	1.8	–	7.6	6.8	0.3

Total continuing operations	123.0	172.2	25.6	193.8	203.1	26.0	232.1	215.9	20.6
Discontinued operations
Industrial & Automotive:
– Wiper Systems	–	–	–	–	–	–	4.4	–	–
Total Group	123.0	172.2	25.6	193.8	203.1	26.0	236.5	215.9	20.6

The Board regularly reviews the Group’s capital expenditure, which represents cash outflows on additions to property, plant and equipment and non-integral computer software included within other intangible assets.

83
Group Financial Statements

5. Impairments

In 2009, the Group recognised impairments amounting to $73.0 million, comprising $18.9 million on goodwill and intangible assets arising on acquisitions, $38.6 million on assets that have become impaired as a consequence of the Group’s restructuring initiatives and $15.5 million on receivables held in relation to the disposal of businesses in previous years.

In 2008, impairments amounted to $342.4 million, of which $228.6 million related to goodwill and $113.8 million to property, plant and equipment, which largely resulted from the significant deterioration during 2008 of the North American automotive OE and US residential construction markets.

					Year ended 2 January 2010			Year ended 3 January 2009	Year ended 29 December 2007
	Goodwill $ million	Other Intangible assets $ million	Property, plant and equipment $ million	Long-term receivables $ million	Total $ million	Goodwill $ million	Property, plant and equipment $ million	Total $ million	Goodwill $ million
Ongoing segments
Industrial & Automotive:
– Power Transmission	–	9.3	13.9	–	23.2	194.6	90.0	284.6	–
– Fluid Power	–	3.0	9.5	–	12.5	–	11.7	11.7	–
– Sensors & Valves	–	–	–	–	–	–	1.1	1.1	0.8
– Other Industrial &
Automotive	–	–	0.7	–	0.7	–	–	–	–
	–	12.3	24.1	–	36.4	194.6	102.8	297.4	0.8
Building Products:
– Air Distribution	8.7	9.7	0.2	–	18.6	34.0	–	34.0	–
– Bathware	–	–	2.5	–	2.5	–	–	–	–
	8.7	9.7	2.7	–	21.1	34.0	–	34.0	–
Corporate	–	–	–	15.5	15.5	–	–	–	–
Total ongoing	8.7	22.0	26.8	15.5	73.0	228.6	102.8	331.4	0.8
Exited segments
Building Products:
– Doors & Windows	–	–	–	–	–	–	11.0	11.0	–
Total continuing operations	8.7	22.0	26.8	15.5	73.0	228.6	113.8	342.4	0.8

6. Restructuring initiatives

A. Restructuring costs

Restructuring costs recognised during 2009 principally arose in relation to the restructuring of the Group’s manufacturing operations under projects Eagle and Cheetah. In particular:

–

in Industrial & Automotive, the cessation of Power Transmission’s manufacturing operations in Aachen, Germany, and the closures of its powder metal facility at Mississauga, Ontario, scheduled for 2010, its pulley and tensioner facility at London, Ontario, and FormFlo in the UK; the cessation of Fluid Power’s hose manufacturing activities in Erembodegem, Belgium and the substantial closure of its assembly facility at St. Neots, UK; and, in Other Industrial & Automotive, the closure of Ideal’s manufacturing facility at St. Augustine, Florida and the rationalisation of Dexter’s manufacturing facilities; and

–	in Building Products, the closure of the Philips Doors and Windows business.

In 2008, restructuring costs principally related to the closure of Power Transmission’s facility at Moncks Corner, South Carolina, further rationalisation of the Lasco Bathware business in the US and the closure of Hart & Cooley’s production facility at Tucson, Arizona, and further costs associated with outsourcing of information technology services that began in 2007.

In 2007, restructuring costs principally related to the rationalisation of production facilities within the Lasco Bathware and Philips Doors and Windows businesses in the US, the outsourcing of information technology services, and the initiatives within the Fluid Power and Air Distribution segments that began in 2006.

B. Disposals and exit of businesses

In 2009, the Group recognised a net gain of $0.2 million in relation to the disposal of businesses in prior years.

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

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

6. Restructuring initiatives (continued)

	Year ended 2 January 2010			Year ended 3 January 2009			Year ended 29 December 2007
	Restructuring costs $ million	Disposals and exit of businesses $ million	Total $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Total $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Total $ million
Ongoing segments
Industrial & Automotive:
– Power Transmission	(75.6)	–	(75.6)	(13.8)	–	(13.8)	(6.0)	0.2	(5.8)
– Fluid Power	(26.0)	–	(26.0)	(1.9)	–	(1.9)	(8.6)	–	(8.6)
– Sensors & Valves	(3.2)	–	(3.2)	(0.2)	–	(0.2)	0.2	(2.8)	(2.6)
– Other Industrial &
Automotive	(12.2)	0.3	(11.9)	(3.2)	–	(3.2)	–	–	–
	(117.0)	0.3	(116.7)	(19.1)	–	(19.1)	(14.4)	(2.6)	(17.0)
Building Products:
– Air Distribution	(5.1)	–	(5.1)	(3.6)	–	(3.6)	(7.4)	–	(7.4)
– Bathware	(1.6)	–	(1.6)	(2.2)	(0.2)	(2.4)	(1.8)	–	(1.8)
	(6.7)	–	(6.7)	(5.8)	(0.2)	(6.0)	(9.2)	–	(9.2)
Corporate	(0.5)	(0.1)	(0.6)	(0.3)	–	(0.3)	(1.0)	15.4	14.4
Total ongoing	(124.2)	0.2	(124.0)	(25.2)	(0.2)	(25.4)	(24.6)	12.8	(11.8)
Exited segments
Industrial & Automotive:
– Caps & Thermostats	–	–	–	–	43.2	43.2	–	–	–
– Materials Handling	–	–	–	–	–	–	–	13.4	13.4
	–	–	–	–	43.2	43.2	–	13.4	13.4
Building Products:
– Doors & Windows	(19.9)	–	(19.9)	(0.8)	–	(0.8)	(3.0)	–	(3.0)
– Fittings	–	–	–	–	–	–	–	65.2	65.2
	(19.9)	–	(19.9)	(0.8)	–	(0.8)	(3.0)	65.2	62.2
Total exited	(19.9)	–	(19.9)	(0.8)	43.2	42.4	(3.0)	78.6	75.6

Total continuing operations	(144.1)	0.2	(143.9)	(26.0)	43.0	17.0	(27.6)	91.4	63.8

7. Gain on amendment of post-employment benefits

With effect from 30 September 2009, the Group closed its principal defined benefit pension plans in the US and Canada to future service accrual and the deferred pension benefits accrued under those plans were frozen, based on the pensionable salaries of participating employees at that date. In addition, the Group closed the Gates post-retirement healthcare plan in the US to employees who had not retired by 31 December 2009 and reduced the benefits payable to existing beneficiaries.

As a result of these amendments, the Group recognised a gain of $63.0 million in 2009, of which $35.3 million related to pensions and $27.7 million to healthcare benefits.

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Ongoing segments
Industrial & Automotive:
– Power Transmission	29.7	–	–
– Fluid Power	31.4	–	–
– Other Industrial & Automotive	1.7	–	–
	62.8	–	–
Corporate	0.2	–	–
	63.0	–	–

85
Group Financial Statements

8. Employees

The average number of persons employed by the Group, excluding the Company’s Non-Executive Directors, was as follows:

	Year ended 2 January 2010 Number	Year ended 3 January 2009 Number	Year ended 29 December 2007 Number
Continuing operations
Ongoing segments
Industrial & Automotive:
– Power Transmission	8,998	9,736	9,706
– Fluid Power	4,428	5,252	4,914
– Sensors & Valves	2,015	2,349	2,206
– Other Industrial & Automotive	2,619	3,217	3,374
	18,060	20,554	20,200
Building Products:
– Air Distribution	7,074	8,624	8,836
– Bathware	1,038	1,481	1,936
	8,112	10,105	10,772
Corporate	145	158	145
Total ongoing	26,317	30,817	31,117
Exited segments
Industrial & Automotive:
– Caps & Thermostats	–	440	927
– Materials Handling	–	–	169
	–	440	1,096
Building Products:
– Doors & Windows	480	1,167	1,538
– Fittings	–	–	134
	480	1,167	1,672
Total exited	480	1,607	2,768

Total continuing operations	26,797	32,424	33,885

Discontinued operations
Industrial & Automotive:
– Wiper Systems	–	–	2,009
Total Group	26,797	32,424	35,894

	Year ended 2 January 2010 Number	Year ended 3 January 2009 Number	Year ended 29 December 2007 Number
By location
US	12,307	16,581	19,429
UK	1,740	1,933	1,892
Rest of Europe	2,614	3,035	2,913
Rest of the world	10,136	10,875	11,660
	26,797	32,424	35,894

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

8. Employees (continued)

Staff costs recognised in profit or loss during the period were as follows:

	Year ended 2 January 2010 $ million		Restated* Year ended 3 January 2009 $ million	Restated* Year ended 29 December 2007 $ million
Wages and salaries	921.3		1,164.3	1,283.5
Social security costs	116.5		144.4	147.7
Pensions (see note 34)	41.4	†	44.2	53.4
Other post-employment benefits (see note 34)	0.4	†	1.1	0.4
Share-based incentives (see note 35)	11.3		12.0	16.3
Termination benefits	105.3		13.8	6.8
	1,196.2		1,379.8	1,508.1

Continuing operations	1,196.2		1,379.8	1,473.9
Discontinued operations	–		–	34.2
	1,196.2		1,379.8	1,508.1
*	See note 2
†	Excludes the gain on the amendment of certain plans in North America (see note 7)

9. Interest payable

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Borrowings:
– Interest on bank overdrafts	4.6	2.3	1.6
– Interest on loans	54.5	42.6	57.3
– Interest on interest rate swaps in designated hedging relationships:
Payable	22.1	55.6	61.8
Receivable	(44.7)	(47.2)	(54.6)
– Interest on interest rate swaps classed as held for trading:
Payable	3.0	2.8	8.6
Receivable	(0.6)	(2.2)	(10.4)
	38.9	53.9	64.3
Interest element of finance lease rentals	0.4	0.5	1.4
Other interest payable	3.9	5.0	0.1
	43.2	59.4	65.8
Dividends payable on preference shares	–	–	1.2
	43.2	59.4	67.0
Post-employment benefits:
– Interest cost on benefit obligation (see note 34)	70.0	78.4	77.3
	113.2	137.8	144.3

Continuing operations	113.2	137.8	142.1
Discontinued operations	–	–	2.2
	113.2	137.8	144.3

Interest rate swaps are used to manage the interest rate profile of the Group’s borrowings. Accordingly, net interest payable or receivable on interest rate swaps is included in interest payable.

87
Group Financial Statements

10. Investment income

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Interest on bank deposits	2.7	9.6	8.4
Other interest receivable	1.9	2.7	3.4
	4.6	12.3	11.8
Post-employment benefits:
– Expected return on plan assets (see note 34)	62.6	75.5	76.2
	67.2	87.8	88.0

Continuing operations	67.2	87.8	86.8
Discontinued operations	–	–	1.2
	67.2	87.8	88.0

11. Other finance expense

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Hedging activities:
– (Loss)/gain on derivatives in designated hedging relationships	(1.0)	0.1	1.6
– Gain/(loss) on derivatives classified as held for trading	2.3	(2.1)	(3.8)
– Currency translation loss on hedging instruments	(1.6)	(17.9)	(3.0)
	(0.3)	(19.9)	(5.2)
Other items:
– Loss on embedded derivatives	–	(5.1)	(0.4)
	(0.3)	(25.0)	(5.6)

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

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

12. Income tax expense

A. Income tax recognised in profit or loss

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Current tax
UK corporation tax on profits for the period	0.3	(13.7)	2.2
Adjustments in respect of prior periods	0.4	0.3	–
Total UK tax	0.7	(13.4)	2.2
Overseas tax on profits for the period	17.2	51.2	109.5
Increase/(decrease) in provision for uncertain tax positions	15.8	(3.2)	(4.0)
Adjustments in respect of prior periods	8.0	2.6	(8.2)
Total overseas tax	41.0	50.6	97.3
Total current tax	41.7	37.2	99.5
Deferred tax
Origination or reversal of temporary differences	(24.8)	(108.2)	(128.1)
Utilisation of previously unrecognised tax losses	(36.9)	(4.7)	(9.8)
Tax losses in the period not recognised	49.6	111.4	187.5
Other changes in unrecognised deferred tax assets	(1.2)	3.2	5.6
Adjustments in respect of prior periods	(0.4)	(0.5)	(4.2)
Total deferred tax	(13.7)	1.2	51.0
Income tax expense for the period	28.0	38.4	150.5
Continuing operations	28.5	38.4	139.9
Discontinued operations (see note 13)	(0.5)	–	10.6
	28.0	38.4	150.5

The income tax expense for the period recognised in profit or loss differs from the product of the (loss)/profit before tax for the period and the rate of UK corporation tax as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Profit/(loss) before tax:
– Continuing operations	38.4	(8.1)	525.1
– Discontinued operations	(4.4)	–	(56.1)
	34.0	(8.1)	469.0

UK corporation tax at 28% (2008: 28.5%; 2007: 30%) on profit/(loss)	9.5	(2.3)	140.7
Permanent differences	(3.3)	(48.7)	(3.4)
Adjustment in respect of prior periods	8.0	2.4	(12.4)
Increase/(decrease) in provisions for uncertain tax positions	15.8	(3.2)	(4.0)
Effect of different tax rates on overseas profits	(11.5)	(7.1)	20.6
Foreign tax credits	(4.1)	(13.3)	(13.8)
Temporary differences on investment in subsidiaries	2.1	0.5	(160.7)
Tax losses in the period not recognised	49.6	111.4	187.5
Utilisation of previously unrecognised tax losses	(36.9)	(4.7)	(9.8)
Other changes in unrecognised deferred tax assets	(1.2)	3.4	5.8
Income tax expense for the period	28.0	38.4	150.5

In 2009, deferred tax assets of $49.6 million (2008: $111.4 million, 2007: $26.8 million) were not recognised on tax losses carried forward because it was not considered probable that the taxable entities concerned would generate sufficient taxable profits in the foreseeable future against which the losses may be utilised. Also in 2009, the provision for uncertain tax positions increased by $15.8 million, principally due to an extension of the period available to the tax authorities of certain jurisdictions in which to assess tax payable in prior years.

89
Group Financial Statements

Permanent differences arising in 2008 principally comprised a tax benefit of $115.8 million on currency translation losses that were not recognised in the accounts but were deductible for tax purposes, less the tax effect of $69.4 million on expenses that were recognised in the accounts but were not deductible for tax purposes (in particular, the tax effect of $45.4 million attributable to the impairment of goodwill).

In 2007, a deferred tax asset was not recognised in respect of losses amounting to $160.7 million that related to investments in subsidiaries that were held for sale because there were insufficient available capital gains against which the losses could be utilised.

B. Income tax (benefit)/expense recognised outside profit and loss

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Income tax on items recognised in other comprehensive income
Loss/(gain) on net investment hedges	0.6	16.8	(2.1)
Net actuarial (loss)/gain	(27.0)	(30.2)	15.0
Available-for-sale investments:
– Gain/(loss) arising in the period	0.1	(0.4)	(0.3)
– Reclassification to profit or loss of gain on investments sold	–	(0.5)	(0.2)
	(26.3)	(14.3)	12.4
Income tax on items recognised directly in equity
Share-based incentives	(0.9)	–	0.2
Income tax (benefit)/expense recognised outside profit or loss	(27.2)	(14.3)	12.6

13. Discontinued operations

A. Background

In 2009, the Group recognised an additional loss of $4.4 million in relation to discontinued operations that were sold in previous years.

In 2007, the Group recognised a loss of $59.6 million on the disposal of Trico. Also during 2007, the Group recognised a gain of $2.4 million on the receipt of additional proceeds in relation to businesses sold in previous years. After the attributable tax expense of $8.0 million, the loss on disposal of discontinued operations was $65.2 million.

B. Results and cash flows

The loss for the period from discontinued operations may be analysed as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Loss for the period of discontinued operations
Sales	–	–	157.6
Cost of sales	–	–	(131.2)
Gross profit	–	–	26.4
Distribution costs	–	–	(12.8)
Administrative expenses	–	–	(9.9)
Restructuring costs	–	–	(1.6)
Operating profit	–	–	2.1
Net finance costs	–	–	(1.0)
Profit before tax	–	–	1.1
Income tax expense	–	–	(2.6)
Loss after tax	–	–	(1.5)
Loss on disposal of discontinued operations
Loss before tax	(4.4)	–	(57.2)
Income tax benefit/(expense)	0.5	–	(8.0)
Loss after tax	(3.9)	–	(65.2)
Loss for the period from discontinued operations	(3.9)	–	(66.7)

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

13. Discontinued operations (continued)

B. Results and cash flows (continued)

Cash flows arising from discontinued operations during the period were as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Cash inflow from operating activities	–	–	7.3
Cash outflow from investing activities	–	–	(2.6)
Cash outflow from financing activities	–	–	(1.2)
Net increase in net cash and cash equivalents from discontinued operations	–	–	3.5

C. Segment sales and adjusted operating profit

The segment sales and adjusted operating profit of discontinued operations may be analysed as follows:

	Sales			Adjusted operating profit/(loss)
	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
By operating segment
Industrial & Automotive:
– Wiper Systems	–	–	157.6	–	–	3.7

By origin
US	–	–	123.1	–	–	5.1
UK	–	–	13.6	–	–	(2.6)
Rest of the world	–	–	20.9	–	–	1.2
	–	–	157.6	–	–	3.7

By destination
US	–	–	113.6
UK	–	–	7.5
Rest of Europe	–	–	9.3
Rest of the world	–	–	27.2
	–	–	157.6

Reconciliation of the adjusted operating profit to the profit before tax of discontinued operations:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Adjusted operating profit	–	–	3.7
Restructuring costs	–	–	(1.6)
Net finance costs	–	–	(1.0)
Profit before tax	–	–	1.1

91
Group Financial Statements

14. Operating profit for the period

Operating profit for the period is stated after charging/(crediting):

	Continuing operations $ million	Discontinued operations $ million	Total $ million
Year ended 2 January 2010
Inventories:
– Cost of inventories	3,509.1	–	3,509.1
– Write-down of inventories	26.2	–	26.2
Staff costs (see note 8)	1,196.2	–	1,196.2
Impairments:
– Trade receivables	5.8	–	5.8
– Other assets (see note 5)	73.0	–	73.0
Amortisation of other intangible assets (see note 20)	25.6	–	25.6
Depreciation of property, plant and equipment (see note 21)	172.2	–	172.2
Research and development costs	78.0	–	78.0
Government grants:
– Revenue	(1.8)	–	(1.8)
– Capital	(0.3)	–	(0.3)
Net foreign exchange gains	(9.0)	–	(9.0)
Year ended 3 January 2009
Inventories:
– Cost of inventories	3,659.1	–	3,659.1
– Write-down of inventories	6.2	–	6.2
Staff costs (see note 8)	1,379.8	–	1,379.8
Impairments:
– Trade receivables	5.8	–	5.8
– Other assets (see note 5)	342.4	–	342.4
Amortisation of other intangible assets (see note 20)	26.0	–	26.0
Depreciation of property, plant and equipment (see note 21)	203.1	–	203.1
Research and development costs	92.1	–	92.1
Government grants:
– Revenue	(3.0)	–	(3.0)
– Capital	(0.4)	–	(0.4)
Net foreign exchange losses	9.8	–	9.8
Year ended 29 December 2007
Inventories:
– Cost of inventories	3,976.4	129.1	4,105.5
– Write-down of inventories	7.4	0.6	8.0
Staff costs (see note 8)	1,473.9	34.2	1,508.1
Impairments:
– Trade receivables	1.7	0.1	1.8
– Other assets (see note 5)	0.8	–	0.8
Amortisation of other intangible assets	20.6	–	20.6
Depreciation of property, plant and equipment	215.9	–	215.9
Research and development costs	98.8	4.6	103.4
Government grants:
– Revenue	(2.0)	(0.2)	(2.2)
– Capital	(0.4)	–	(0.4)
Net foreign exchange gains	(1.0)	(0.6)	(1.6)

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

15. (Loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the profit or loss for the period attributable to equity shareholders by the weighted average number of the Company’s ordinary shares in issue during the period. The weighted average number of the Company’s ordinary shares in issue during the period excludes 3,962,756 shares (2008: 4,002,675 shares; 2007: 4,331,018 shares), being the weighted average number of own shares held during the period.

Diluted earnings per share takes into account the dilutive effect of potential ordinary shares. The weighted average number of the Company’s ordinary shares used in the calculation of diluted earnings per share excludes the effect of:

–

options and awards over 16,091,420 shares (2008: 19,080,654 shares; 2007: 8,717,949 shares) whose exercise prices exceeded the average market price of the Company’s ordinary shares during the period and were, therefore, anti-dilutive; and

–

options and awards over 2,793,494 shares (2008: 2,265,568 shares) whose exercise prices were exceeded by the average market price of the Company’s ordinary shares during the period and were, therefore, theoretically dilutive but were not taken into account in the calculation of diluted earnings per share because the Group incurred a loss in the period.

	Year ended 2 January 2010 $ million	Restated* Year ended 3 January 2009 $ million	Restated* Year ended 29 December 2007 $ million
Continuing operations
Profit/(loss) for the period	9.9	(46.5)	385.2
Minority interests	(21.6)	(18.1)	(25.0)
(Loss)/earnings for calculating basic (loss)/earnings per share	(11.7)	(64.6)	360.2
Effect of dilutive potential ordinary shares:
– Dividends payable on preference shares	–	–	1.2
(Loss)/earnings for calculating diluted (loss)/earnings per share	(11.7)	(64.6)	361.4

Discontinued operations
Loss for the period for calculating basic and diluted loss per share	(3.9)	–	(66.7)

Continuing and discontinued operations
Profit/(loss) for the period	6.0	(46.5)	318.5
Minority interests	(21.6)	(18.1)	(25.0)
(Loss)/earnings for calculating basic (loss)/earnings per share	(15.6)	(64.6)	293.5
Effect of dilutive potential ordinary shares:
– Dividends payable on preference shares	–	–	1.2
(Loss)/earnings for calculating diluted (loss)/earnings per share	(15.6)	(64.6)	294.7

Weighted average number of ordinary shares
For calculating basic (loss)/earnings per share	880,799,900	879,727,725	870,297,953
Effect of dilutive potential ordinary shares:
– Share options and awards	–	–	4,018,619
– Preference shares	–	–	9,714,541
For calculating diluted (loss)/earnings per share	880,799,900	879,727,725	884,031,113
*	See note 2

93
Group Financial Statements

16. Dividends on ordinary shares

	Year ended 2 January 2010 per share	Year ended 3 January 2009 per share	Year ended 29 December 2007 per share
Paid or proposed in respect of the period
Interim dividend	3.50c	11.02c	11.02c
Final dividend	6.50c	2.00c	16.66c
	10.00c	13.02c	27.68c

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Recognised in the period
Interim dividend for the period of 3.50c (2008: 11.02c; 2007: 11.02c) per share	30.9	97.1	97.0
Final dividend for the prior period of 2.00c (2008: 16.66c; 2007: 17.13c) per share	17.4	149.1	150.3
	48.3	246.2	247.3

Since 2008, the Company’s dividends have been declared in US dollars. The final dividend for 2007 and prior years was declared and paid in sterling and has been translated into US dollars at the exchange rate on their respective payment dates.

The Directors propose a final dividend for 2009 of 6.50c per share that, subject to approval by shareholders, will be paid on 10 June 2010 to shareholders on the register on 7 May 2010.

Based on the number of ordinary shares currently in issue, the final dividend for 2009 is expected to amount to $57.4 million.

17. Auditors’ remuneration

Fees payable by the Group to the Company’s auditors, Deloitte LLP, and its associates were as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Audit fees:
– Audit of the Company’s accounts	0.7	0.8	0.8
– Audit of the accounts of the Company’s subsidiaries	4.3	4.9	5.0
– Other statutory services	0.1	0.2	0.2
	5.1	5.9	6.0
Tax fees:
– Compliance services	0.6	0.7	0.5
– Advisory services	1.0	2.1	1.2
	1.6	2.8	1.7
All other fees	0.2	0.2	0.4
Total fees	6.9	8.9	8.1

Fees for the audit of the Company’s accounts represent fees payable to Deloitte LLP in respect of the audit of the Company’s individual financial statements and the Group’s consolidated financial statements prepared in accordance with IFRS.

Other statutory services include the review of the Group’s interim financial statements.

Other fees are paid for services including advice on accounting matters and non-statutory reporting.

The Audit Committee or, between meetings, the Chairman of the Audit Committee, approves the engagement terms and fees of Deloitte LLP for all services before the related work is undertaken.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

17. Auditors’ remuneration (continued)

Fees payable by associated pension schemes to Deloitte LLP and its associates were as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Statutory services:
– Audit of the pension schemes of the Company’s subsidiaries	0.1	0.1	0.1

18. Cash flow

A. Reconciliation of profit/(loss) for the period to cash generated from operations

	Year ended 2 January 2010 $ million	Restated* Year ended 3 January 2009 $ million	Restated* Year ended 29 December 2007 $ million
Profit/(loss) for the period	6.0	(46.5)	318.5
Interest payable	113.2	137.8	144.3
Investment income	(67.2)	(87.8)	(88.0)
Other finance expense	0.3	25.0	5.6
Income tax expense	28.0	38.4	150.5
Profit from continuing and discontinued operations	80.3	66.9	530.9
Share of loss/(profit) of associates	0.4	2.1	(0.8)
Amortisation of intangible assets	25.6	26.0	20.6
Depreciation of property, plant and equipment	172.2	203.1	215.9
Impairments:
– Goodwill	8.7	228.6	0.8
– Other intangible assets	22.0	–	–
– Property, plant and equipment	26.8	113.8	–
– Trade and other receivables	15.5	–	–
(Gain)/loss on disposal of businesses:
– Continuing operations	(0.2)	(43.0)	(76.0)
– Discontinued operations	4.4	–	57.2
(Gain)/loss on sale of property, plant and equipment	(1.6)	3.8	(11.2)
Gain on available-for-sale-investments	–	(1.2)	(0.6)
Cost of share-based incentives	11.3	12.0	16.3
Decrease in post-employment benefit obligations	(122.4)	(49.5)	(74.2)
Increase/(decrease) in provisions	45.1	(3.7)	(2.4)
Operating cash flows before movements in working capital	288.1	558.9	676.5
Decrease/(increase) in inventories	214.6	(12.8)	(20.0)
Decrease/(increase) in receivables	52.3	143.8	(74.0)
(Decrease)/increase in payables	(22.9)	(61.2)	56.2
Cash generated from operations	532.1	628.7	638.7
*	See note 2

95
Group Financial Statements

B. Reconciliation of net increase/(decrease) in net cash and cash equivalents to movement in net debt

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Net debt at the beginning of the period	(476.4)	(591.5)	(920.8)
Decrease/(increase) in net debt resulting from cash flows:
– Increase/(decrease) in cash and cash equivalents	157.2	19.2	(65.7)
– Decrease/(increase) in debt and lease financing	164.4	(96.2)	284.7
– Redemption of preference shares	–	–	1.2
– Decrease in collateralised cash	(2.1)	(0.7)	(2.4)
	319.5	(77.7)	217.8
Conversion of preference shares	–	–	130.0
Finance leases disposed of on sale of businesses	–	–	6.1
Debt acquired on acquisition of subsidiaries	(7.8)	(0.8)	–
Other non-cash movements	0.5	(1.1)	(1.6)
Foreign currency translation	(43.3)	194.7	(23.0)
Decrease in net debt during the period	268.9	115.1	329.3
Net debt at the end of the period	(207.5)	(476.4)	(591.5)

19. Goodwill

A. Analysis of movements

$ million
Cost
As at 29 December 2007	660.8
Acquisition of subsidiaries	8.4
Foreign currency translation	(40.0)
As at 3 January 2009	629.2
Acquisition of subsidiaries	26.8
Foreign currency translation	25.1
As at 2 January 2010	681.1

Accumulated impairment
As at 29 December 2007	0.8
Impairments	228.6
Foreign currency translation	(16.1)
As at 3 January 2009	213.3
Impairments	8.7
Foreign currency translation	23.1
As at 2 January 2010	245.1

Carrying amount
As at 3 January 2009	415.9
As at 2 January 2010	436.0

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

19. Goodwill (continued)

B. Allocation of goodwill

Goodwill is allocated to the following CGUs or groups of CGUs:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Industrial & Automotive
Power Transmission	2.2	2.2
Fluid Power:
– Engineering & Services	42.9	24.7
– Other	18.7	18.2
	61.6	42.9
Sensors & Valves	1.9	1.8
Other Industrial & Automotive:
– Ideal	20.9	20.9
– Dexter Group	50.8	50.8
	71.7	71.7
Total Industrial & Automotive	137.4	118.6
Building Products
Air Distribution:
– Air Systems Components	68.2	67.7
– Hart & Cooley Group	184.3	184.3
– Ruskin	37.0	36.2
	289.5	288.2
Bathware	9.1	9.1
Total Building Products	298.6	297.3
Total Group	436.0	415.9

C. Impairment tests

Goodwill is tested for impairment annually and whenever there are indications that it may have suffered an impairment. Goodwill is considered impaired to the extent that its carrying amount exceeds its recoverable amount, which is the higher of the value in use and the fair value less costs to sell of the CGU or group of CGUs to which it is allocated. In all impairment tests of goodwill performed during the periods under review, the recoverable amount was determined based on value in use calculations.

Management based the value in use calculations on cash flow forecasts derived from the most recent three-year financial plans approved by the Board, in which the principal assumptions were those regarding sales growth rates, selling prices and changes in direct costs.

Cash flows for the years beyond the three-year financial plans for the CGUs to which individually significant amounts of goodwill were allocated were calculated as follows: cash flows in the fourth and fifth years were estimated by management based on relevant industry and economic forecasts; thereafter, the cash flows were projected to grow at 2% per annum, which does not exceed expected long-term growth rates in their principal end markets in North America, Europe, India and the Middle East.

Management applied discount rates to the resulting cash flow projections that reflect current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. In each case, the discount rate was determined using a capital asset pricing model. Pre-tax discount rates used in the annual impairment tests of goodwill during 2009 were in the following ranges: Industrial & Automotive businesses 8.1% to 12.2% (2008: 9.0% to 12.9%); and Building Products businesses 10.4% to 17.2% (2008: 11.2% to 13.0%).

97
Group Financial Statements

D. Impairments recognised

2009

In February 2008, the Group acquired a 60% interest in Rolastar, a duct manufacturer based in India, and agreed terms for the subsequent acquisition of the remaining 40% minority interest, which was completed in July 2009. Since the acquisition was negotiated, Rolastar’s end markets have deteriorated and this has caused the impairment of the entire goodwill allocated to the business, which amounted to $8.7 million. Management used a pre-tax discount rate of 17.2%.

2008

During 2008, impairments totalling $228.6 million were recognised in relation to the goodwill allocated to Stackpole, Gates Mectrol and Selkirk.

Stackpole manufactures power transmission components, systems and assemblies, principally for automotive OEMs, at its facilities in Canada, Germany and South Korea. Stackpole’s end markets deteriorated significantly during 2008 and this caused the impairment of the entire goodwill allocated to the business, which amounted to $157.2 million. Management used a pre-tax discount rate of 11.7%.

Gates Mectrol manufactures power transmission and motion control belts, principally for industrial and automotive OEMs, at its facilities in the US and Germany. Gates Mectrol’s end markets deteriorated during the second half of 2008 and this caused the impairment of the entire goodwill allocated to the business, which amounted to $37.4 million. Management used a pre-tax discount rate of 11.7%.

Selkirk manufactures chimney, venting and air distribution products, principally for the residential construction market in North America. Selkirk’s end markets deteriorated during 2008 and an impairment of $34.0 million was recognised in relation to the goodwill allocated to the business. Management used a pre-tax discount rate of 12.5%.

Impairments are analysed by operating segment in note 5.

E. Sensitivity to changes in key assumptions

Individually significant CGUs

Management does not consider that the recoverable amounts of the other CGUs or groups of CGUs to which significant amounts of goodwill are allocated may fall below their carrying amounts due to reasonably possible changes during the next year in one or more of the key assumptions.

At the end of 2008, the recoverable amount of Selkirk equalled its carrying amount and that of Hart & Cooley exceeded its carrying amount by only $38 million. Management considered that either could have become impaired following a reasonably possible change in the principal assumptions. Since then, the operations of Selkirk have merged with those of Hart & Cooley to form the Hart & Cooley Group. At the end of 2009, the recoverable amount of the Hart & Cooley Group exceeded its carrying amount by $234 million. During 2009, the recoverable amount of the Hart & Cooley Group increased significantly due to the recognition of merger synergies and the benefits of restructuring and lean manufacturing initiatives that could not be taken into account in measuring the recoverable amount at the end of 2008.

Other CGUs

Management does not consider that a reasonably possible change in one or more key assumptions during the next year could cause the aggregate recoverable amount of other CGUs to fall below their aggregate carrying amount.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

20. Other intangible assets

	Development costs $ million	Assets arising on acquisitions $ million	Computer software $ million	Total $ million
Cost
As at 29 December 2007	1.8	61.4	123.0	186.2
Additions	0.6	–	10.4	11.0
Acquisition of subsidiaries	–	37.4	–	37.4
Disposals	–	–	(1.1)	(1.1)
Foreign currency translation	(0.6)	(7.4)	(1.9)	(9.9)
As at 3 January 2009	1.8	91.4	130.4	223.6
Additions	0.6	–	7.8	8.4
Acquisition of subsidiaries	–	5.9	–	5.9
Disposals	–	–	(4.6)	(4.6)
Foreign currency translation	0.1	3.3	1.3	4.7
As at 2 January 2010	2.5	100.6	134.9	238.0

Accumulated amortisation
As at 29 December 2007	0.2	13.4	79.5	93.1
Amortisation charge for the period	0.2	10.6	15.2	26.0
Disposals	–	–	(1.1)	(1.1)
Foreign currency translation	(0.2)	(1.3)	(1.7)	(3.2)
As at 3 January 2009	0.2	22.7	91.9	114.8
Amortisation charge for the period	0.3	11.2	14.1	25.6
Disposals	–	–	(4.5)	(4.5)
Impairments	–	10.2	11.8	22.0
Foreign currency translation	–	0.9	1.2	2.1
As at 2 January 2010	0.5	45.0	114.5	160.0

Carrying amount
As at 3 January 2009	1.6	68.7	38.5	108.8
As at 2 January 2010	2.0	55.6	20.4	78.0

Intangible assets arising on acquisitions principally represent acquired customer relationships.

All intangible assets included above have finite useful lives.

In 2009, the Group recognised an impairment of $10.2 million in relation to acquired customer relationships, of which the majority related to Rolastar and arose due to the deterioration in its end markets since its acquisition was negotiated in early 2008. Management measured the impairment based on the value in use of the customer relationships, using a pre-tax discount rate of 17.2%.

Also in 2009, an impairment of $11.8 million was recognised in relation to software licences that had become surplus to requirements as a consequence of the Group’s restructuring initiatives.

Impairments are analysed by operating segment in note 5.

99
Group Financial Statements

21. Property, plant and equipment

	Land and buildings $ million	Plant, equipment and vehicles $ million	Assets under construction $ million	Total $ million
Cost
As at 29 December 2007	699.5	2,563.7	104.6	3,367.8
Additions	11.2	42.6	126.8	180.6
Acquisition of subsidiaries	5.8	3.4	–	9.2
Disposal of subsidiaries	–	(0.2)	–	(0.2)
Transfer from assets under construction	16.1	132.5	(148.6)	–
Transfer from assets held for sale	6.2	–	–	6.2
Disposals	(6.1)	(90.4)	(1.4)	(97.9)
Foreign currency translation	(41.3)	(237.8)	(6.0)	(285.1)
As at 3 January 2009	691.4	2,413.8	75.4	3,180.6
Additions	1.6	16.1	97.5	115.2
Acquisition of subsidiaries	2.8	4.6	0.6	8.0
Transfer from assets under construction	24.8	80.8	(105.6)	–
Transfer to assets held for sale	(16.6)	–	–	(16.6)
Disposals	(16.8)	(100.5)	(0.3)	(117.6)
Foreign currency translation	22.9	133.2	2.9	159.0
As at 2 January 2010	710.1	2,548.0	70.5	3,328.6

Accumulated depreciation and impairment
As at 29 December 2007	252.9	1,700.5	–	1,953.4
Depreciation charge for the period	22.9	180.2	–	203.1
Disposal of subsidiaries	–	(0.1)	–	(0.1)
Transfer from assets held for sale	3.5	–	–	3.5
Disposals	(3.6)	(83.9)	–	(87.5)
Impairments	10.1	103.7	–	113.8
Foreign currency translation	(10.7)	(162.2)	–	(172.9)
As at 3 January 2009	275.1	1,738.2	–	2,013.3
Depreciation charge for the period	22.0	150.2	–	172.2
Transfer to assets held for sale	(4.8)	–	–	(4.8)
Disposals	(11.2)	(95.3)	–	(106.5)
Impairments	15.7	8.5	2.6	26.8
Foreign currency translation	9.2	95.4	0.2	104.8
As at 2 January 2010	306.0	1,897.0	2.8	2,205.8

Carrying amount
As at 3 January 2009	416.3	675.6	75.4	1,167.3
As at 2 January 2010	404.1	651.0	67.7	1,122.8

During 2009, impairments totalling $26.8 million were recognised in relation to property, plant and equipment that has become impaired as a consequence of the Group’s restructuring initiatives (none of these impairments was individually significant).

During 2008, against the background of the weakness of the Group’s end markets, particularly the automotive OE markets in North America and Europe and the residential construction market in North America, management reviewed the recoverability of the assets of the Group’s businesses that were exposed to those markets. As a result of that review, the following impairments, totalling $113.8 million, were recognised in relation to property, plant and equipment:

–	$65.9 million on the assets of Stackpole, based on value in use (determined using a pre-tax discount rate of 11.7%);
–	$16.8 million on the assets of Gates’ manufacturing facility at London, Ontario, based on fair value less costs to sell;
–	$11.0 million on the assets of Philips Products Inc., based on fair value less costs to sell; and
–	$20.1 million, principally on the assets of businesses in Europe (none of these impairments was individually significant).

Impairments are analysed by operating segment in note 5.

Land and buildings include freehold land with a carrying value of $63.3 million (3 January 2009: $63.5 million) that is not depreciated.

Property, plant and equipment includes assets held under finance leases with a carrying amount of $6.3 million (3 January 2009: $9.9 million). Obligations under finance leases are secured by a lessor’s charge over the leased assets.

Property, plant and equipment has been pledged as security for $0.9 million (3 January 2009: $nil) outstanding under secured bank loans.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

22. Investments in associates

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Carrying amount
At the beginning of the period	20.3	17.7	13.7
Share of (loss)/profit of associates	(0.4)	(2.1)	0.8
Dividends received from associates	(0.3)	(0.6)	(1.4)
	19.6	15.0	13.1
Additions	–	10.4	3.8
Disposals	–	(1.9)	–
Foreign currency translation	1.0	(3.2)	0.8
At the end of the period	20.6	20.3	17.7

Details of the Group’s principal associates are set out on page 150.

Segment analysis of the Group’s investments in associates and of its share of associates’ (loss)/profit for the period:

	Investments in associates		Share of (loss)/profit of associates
	As at 2 January 2010 $ million	As at 3 January 2009 $ million	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
By operating segment
Industrial & Automotive:
– Power Transmission	14.0	13.0	0.3	(2.9)	–
– Sensors & Valves	3.9	3.8	0.3	0.7	0.6
– Other Industrial & Automotive	0.6	0.5	0.2	0.2	0.2
	18.5	17.3	0.8	(2.0)	0.8
Building Products:
– Air Distribution	2.1	3.0	(1.2)	(0.1)	–
	20.6	20.3	(0.4)	(2.1)	0.8
By location
US	3.3	3.4
Rest of the world	17.3	16.9
	20.6	20.3

In 2009, the aggregate sales of the Group’s associates were $177.5 million (2008: $232.3 million) and their aggregate loss for the period was $2.3 million (2008: loss of $11.5 million).

As at 2 January 2010, the aggregate total assets of the Group’s associates was $135.9 million (3 January 2009: $117.0 million) and the aggregate total of their liabilities was $83.8 million (3 January 2009: $51.7 million).

Schrader Duncan Limited, an associate in which the Group owns a 50% interest, is listed on the Mumbai Stock Exchange. As at 2 January 2010, the fair value of the Group’s investment based on the quoted market price of the associate’s shares was $7.3 million (3 January 2009: $3.1 million).

101
Group Financial Statements

23. Inventories

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Raw materials and supplies	182.8	265.4
Work in progress	74.8	83.9
Finished goods and goods held for resale	333.2	423.1
	590.8	772.4

As at 2 January 2010, inventories are stated net of an allowance for excess, obsolete or slow-moving items of $63.9 million (3 January 2009: $45.1 million).

24. Trade and other receivables

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Current assets
Financial assets:
– Trade receivables (see note 25)	662.3	684.4
– Derivative financial instruments (see note 32)	1.2	1.1
– Collateralised cash	2.1	3.8
– Other receivables	41.3	37.0
	706.9	726.3
Non-financial assets:
– Prepayments	46.1	43.4
	753.0	769.7
Non-current assets
Financial assets:
– Derivative financial instruments (see note 32)	56.9	73.4
– Other receivables	16.4	32.5
	73.3	105.9
Non-financial assets:
– Prepayments	7.8	–
	81.1	105.9

Collateralised cash represents cash given as collateral under letters of credit for insurance and regulatory purposes.

The Group is the beneficiary of a number of corporate-owned life assurance policies against which it borrows from the relevant life assurance company. As at 2 January 2010, the surrender value of the policies was $577.6 million (3 January 2009: $518.6 million) and the amount outstanding on the related loans was $575.2 million (3 January 2009: $516.5 million). For accounting purposes, these amounts are offset and the net receivable of $2.4 million (3 January 2009: $2.1 million) is included in other receivables.

As at 2 January 2010, trade and other receivables amounting to $1.6 million (3 January 2009: $nil) were secured on the assets of the debtors.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

25. Trade receivables

Trade receivables amounted to $662.3 million (3 January 2009: $684.4 million), net of an allowance of $13.7 million (3 January 2009: $11.4 million) for doubtful debts.

The Group has a significant concentration of customers in the US, who accounted for 56.4% (2008: 57.6%; 2007: 63.1%) of the Group’s sales during the period, and in the automotive industry, which accounted for 45.1% (2008: 41.9%; 2007: 40.9%) of the Group’s sales during the period. However, no single customer accounted for more than 10% of the Group’s sales and there were no significant amounts due from any one customer.

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

Trade receivables are regularly reviewed for bad and doubtful debts. Bad debts are written off and an allowance is established for specific doubtful debts.

Trade receivables may be analysed as follows:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Amounts neither past due nor impaired	561.2	554.1

Amounts past due but not impaired:
– Less than 30 days old	4.6	7.0
– Between 30 and 60 days old	37.5	64.6
– Between 61 and 90 days old	18.2	30.0
– More than 90 days old	37.0	24.2
	97.3	125.8
Amounts impaired:
– Total amounts that have been impaired	17.5	15.9
– Allowance for doubtful debts	(13.7)	(11.4)
	3.8	4.5
	662.3	684.4

Movements in the allowance for doubtful debts were as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
At the beginning of the period	11.4	11.0
Charge for the period	6.6	6.0
Acquisition of subsidiaries	1.2	0.3
Utilised during the period	(4.9)	(4.4)
Released during the period	(1.2)	–
Foreign currency translation	0.6	(1.5)
At the end of the period	13.7	11.4

Trade receivables are not generally interest-bearing although interest may be charged to customers on overdue accounts.

103
Group Financial Statements

26. Available-for-sale investments

$ million
Carrying amount
As at 29 December 2007	3.0
Additions	0.1
Fair value loss recognised in other comprehensive income	(1.0)
Disposals	(1.6)
Foreign currency translation	0.3
As at 3 January 2009	0.8
Fair value gain recognised in other comprehensive income	0.4
As at 2 January 2010	1.2

Available-for-sale investments comprise listed equities.

27. Cash and cash equivalents

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Cash on hand and demand deposits	281.2	213.2
Term deposits	163.8	78.7
	445.0	291.9

As at 2 January 2010, the carrying amount of cash and cash equivalents included accrued interest receivable of $0.1 million (3 January 2009: $nil).

The currency and interest rate profile of cash and cash equivalents was as follows:

	Floating interest rate
	$ million	Weighted average interest rate %	Non-interest bearing $ million	Total $ million
As at 2 January 2010
Currency:
– US dollar	169.5	0.1%	38.4	207.9
– Sterling	51.1	0.4%	1.3	52.4
– Euro	16.1	0.8%	8.5	24.6
– Canadian dollar	25.8	0.4%	–	25.8
– Other	116.4	2.0%	17.9	134.3
	378.9		66.1	445.0

As at 3 January 2009
Currency:
– US dollar	91.2	0.3%	22.1	113.3
– Sterling	4.3	2.7%	0.6	4.9
– Euro	25.4	2.1%	1.2	26.6
– Canadian dollar	15.0	1.6%	–	15.0
– Other	116.1	3.5%	16.0	132.1
	252.0		39.9	291.9

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

28. Assets held for sale

As at 2 January 2010, assets held for sale comprised vacant properties no longer required by the Group for its manufacturing operations, whose carrying amount was $11.9 million (3 January 2009: $nil).

29. Borrowings

	As at 2 January 2010			As at 3 January 2009
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Carrying amount
Bank overdrafts	4.8	–	4.8	13.7	–	13.7
Bank and other loans:
– Bank loans – secured	0.6	0.3	0.9	–	–	–
– unsecured	1.2	–	1.2	20.9	129.5	150.4
– Other loans – unsecured	9.1	687.0	696.1	8.3	633.4	641.7
– Unsecured loan notes	0.3	–	0.3	0.3	–	0.3
	11.2	687.3	698.5	29.5	762.9	792.4
	16.0	687.3	703.3	43.2	762.9	806.1

The carrying amount of borrowings may be reconciled to the principal amount outstanding as follows:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Carrying amount	703.3	806.1
Accrued interest payable	(9.4)	(7.8)
Unamortised transaction costs	2.0	2.6
Fair value hedge adjustment (see note 32)	(45.0)	(51.9)
Principal amount	650.9	749.0

The maturity analysis of the principal amount outstanding is presented in note 33.

Bank loans

Bank loans include amounts drawn down under the Group’s £400 million multi-currency revolving credit facility. At 2 January 2010, there were no drawings under this facility (3 January 2009: $129.3 million). Borrowings under the facility attract interest at floating rates determined by reference to LIBOR and the facility expires on 8 August 2010. During 2009, the Group negotiated a $450 million forward-start facility that commences on expiry of the existing facility and will itself expire in May 2012.

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

105
Group Financial Statements

Currency and interest rate profile

The currency and interest rate profile of outstanding borrowings, after taking into account the effect of the Group’s currency and interest rate hedging activities, was as follows:

	Floating interest rate		Fixed interest rate			Interest-free
	$ million	Weighted average interest rate %	$ million	Weighted average interest rate %	Weighted average period for which rate is fixed Years	$ million	Total $ million
As at 2 January 2010
Currency:
– US dollar	549.8	2.3%	–	–	–	0.6	550.4
– Sterling	19.2	2.3%	–	–	–	1.0	20.2
– Euro	53.6	2.3%	–	–	–	–	53.6
– Canadian dollar	68.6	2.3%	–	–	–	–	68.6
– Other	10.1	4.9%	0.3	3.5%	3.9 years	0.1	10.5
	701.3		0.3			1.7	703.3

As at 3 January 2009
Currency:
– US dollar	360.6	3.7%	65.0	4.6%	1.5 years	0.3	425.9
– Sterling	52.0	5.5%	–	–	–	1.0	53.0
– Euro	116.2	4.5%	–	–	–	–	116.2
– Canadian dollar	119.4	4.6%	–	–	–	–	119.4
– Other	91.2	6.9%	0.3	3.5%	8.0 years	0.1	91.6
	739.4		65.3			1.4	806.1

30. Obligations under finance leases

	Minimum lease payments		Carrying amount
	As at 2 January 2010 $ million	As at 3 January 2009 $ million	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Amounts payable under finance leases
Within one year	1.3	1.9	1.0	1.5
In the second to fifth years, inclusive	2.0	4.0	1.1	2.8
After more than five years	3.3	3.6	2.5	2.6
	6.6	9.5	4.6	6.9
Less: Future finance charges	(2.0)	(2.6)	–	–
	4.6	6.9	4.6	6.9

The Group leases certain of its plant, equipment and vehicles under finance leases. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. As at 2 January 2010, the average effective interest rate was 7.0% (3 January 2009: 6.6%).

The Group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

31. Trade and other payables

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Current liabilities
Financial liabilities:
– Trade payables	419.6	384.9
– Other taxes and social security	24.3	23.7
– Derivative financial instruments (see note 32)	2.3	15.7
– Other payables	48.0	26.1
	494.2	450.4
Non-financial liabilities:
– Accruals and deferred income	183.4	199.7
	677.6	650.1

Non-current liabilities
Financial liabilities:
– Derivative financial instruments (see note 32)	3.9	30.4
– Other payables	14.3	17.7
	18.2	48.1
Non-financial liabilities:
– Accruals and deferred income	8.9	3.5
	27.1	51.6

Trade payables are generally not interest-bearing but interest may be charged by suppliers on overdue accounts.

32. Derivative financial instruments

A. Summary

Derivative financial instruments are held in relation to the Group’s financial risk management policy which is described in note 33. The Group does not hold or issue derivatives for speculative purposes.

The carrying amount of derivative financial instruments held by the Group was as follows:

	As at 2 January 2010			As at 3 January 2009
	Assets $ million	Liabilities $ million	Net $ million	Assets $ million	Liabilities $ million	Net $ million
Hedging activities
Translational hedges:
– Currency swaps	0.6	(3.6)	(3.0)	10.7	(30.4)	(19.7)
– Interest rate swaps	56.3	–	56.3	62.7	(2.1)	60.6
	56.9	(3.6)	53.3	73.4	(32.5)	40.9
Transactional hedges:
– Currency forwards	1.2	(1.9)	(0.7)	1.1	(13.6)	(12.5)
– Commodity contracts	–	(0.7)	(0.7)	–	–	–
	1.2	(2.6)	(1.4)	1.1	(13.6)	(12.5)
	58.1	(6.2)	51.9	74.5	(46.1)	28.4
Classified as:
– Current	1.2	(2.3)	(1.1)	1.1	(15.7)	(14.6)
– Non-current	56.9	(3.9)	53.0	73.4	(30.4)	43.0
	58.1	(6.2)	51.9	74.5	(46.1)	28.4

107
Group Financial Statements

B. Currency derivatives

As at 2 January 2010, the notional principal amount of outstanding foreign exchange contracts that are used to manage the currency profile of the Group’s net assets was $796.6 million (3 January 2009: $888.7 million). Where necessary, the Group has designated these contracts as net investment hedges. During 2009, the net fair value loss of $3.1 million (2008: net gain of $57.2 million; 2007: net loss of $31.0 million) in relation to designated net investment hedges was recognised in other comprehensive income.

Prior to the change in its presentation currency at the beginning of 2008, the Group also designated as net investment hedges the US dollar borrowings under the multi-currency revolving credit facility and, before their redemption in July 2007, the Company’s US dollar denominated preference shares. During 2007, the net currency translation gain of $3.8 million arising on these instruments was recognised in other comprehensive income.

The currency profile of the Group’s net assets after taking into account translation hedges is presented in note 33.

Also during 2009, a net fair value gain of $12.2 million (2008: net loss of $9.4 million; 2007: net loss of $4.0 million) was recognised within operating profit in respect of currency derivatives that were held to provide an economic hedge of transactional currency exposures but were not designated as hedges for accounting purposes.

C. Interest rate swaps

Interest rate swaps are used to swap borrowings under the Group’s EMTN Programme from fixed interest rates to floating interest rates. As at 2 January 2010, the nominal value of the contracts outstanding was £400 million (3 January 2009: £400 million). The Group has designated these contracts as fair value hedges in relation to the borrowings.

During 2009, the Group recognised a net fair value loss of $13.3 million (2008: net gain of $75.7 million; 2007: net gain of $7.0 million) in relation to these contracts and the carrying amount of the hedged borrowings was decreased by $12.3 million (2008: increased by $75.6 million; 2007: increased by $5.4 million) to reflect the change in the fair value of the borrowings attributable to the hedged risk and the amortisation of the transitional adjustment that was recognised on adoption of IAS 39. During 2009, a net loss of $1.0 million (2008: net gain of $0.1 million; 2007: net gain of $1.6 million) was, therefore, recognised within other finance expense in relation to these hedges.

Until December 2009, when the remaining contracts matured, interest rate swaps were held to restrict the amount of floating rate US dollar debt. During 2009, a net fair value gain of $2.3 million (2008: net loss of $2.1 million; 2007: net loss of $3.8 million) was recognised within other finance expense in relation to these contracts that did not qualify for hedge accounting under IAS 39.

The profile of interest rate swaps held by the Group was as follows:

						Interest rate
			Payable		Receivable
	Notional principal amount million	Variable	Fixed	Variable	Fixed	Variable rate index
As at 2 January 2010
Maturity date:
– December 2011	£150.0	3.4%	–	–	8.0%	6 month LIBOR
– September 2015	£250.0	1.7%	–	–	6.1%	3 month LIBOR
As at 3 January 2009
Maturity date:
– December 2011	£150.0	5.7%	–	–	8.0%	6 month LIBOR
– September 2015	£250.0	4.0%	–	–	6.1%	3 month LIBOR
– December 2009	$65.0	–	4.6%	1.5%	–	3 month LIBOR

D. Currency translation loss on hedging instruments

Certain of the translational hedging instruments held by the Group are denominated in sterling but the Group is unable to apply hedge accounting to the gains and losses that arise on the translation of the carrying amount of those instruments into US dollars. During 2009, a net currency translation loss of $1.6 million (2008: net loss of $17.9 million; 2007: net loss of $3.0 million) was recognised within other finance expense in relation to those instruments.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

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

Disclosures about the Group’s capital are set out in note 40.

B. Financial assets and liabilities

The following table analyses financial assets and liabilities by the categories defined in IAS 39. Financial instruments held at fair value, have been categorised into one of three levels to reflect the degree to which observable inputs are used in determining the fair values:

–	‘Level 1’ fair value measurements are those derived without adjustment from quoted prices in active markets for identical assets or liabilities.
–

‘Level 2’ fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

–	‘Level 3’ fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During 2009, there were no transfers of financial instruments between Level 1 and Level 2.

109
Group Financial Statements

				Fair value through profit or loss
	Loans and receivables $ million	Available- for-sale $ million	Liabilities at amortised cost $ million	Designated hedging relationships $ million	Trading $ million	Total carrying value $ million	Fair value $ million
As at 2 January 2010
Financial assets not held at fair value
Trade and other receivables:
– Non-derivative assets	722.1	–	–	–	–	722.1	722.1
Cash and cash equivalents	445.0	–	–	–	–	445.0	445.0
	1,167.1	–	–	–	–	1,167.1	1,167.1
Financial assets held at fair value
Level 1:
– Available-for-sale investments	–	1.2	–	–	–	1.2	1.2
Level 2:
– Trade and other receivables:
Derivative assets	–	–	–	56.9	1.2	58.1	58.1
	–	1.2	–	56.9	1.2	59.3	59.3
Total financial assets	1,167.1	1.2	–	56.9	1.2	1,226.4	1,226.4

Financial liabilities not held at fair value
Trade and other payables:
– Non-derivative liabilities	–	–	(506.2)	–	–	(506.2)	(506.2)
Bank overdrafts	–	–	(4.8)	–	–	(4.8)	(4.8)
Bank and other loans:
– Current	–	–	(11.2)	–	–	(11.2)	(10.2)
– Non-current	–	–	(642.3)	(45.0)	–	(687.3)	(655.3)
Obligations under finance leases	–	–	(4.6)	–	–	(4.6)	(4.6)
	–	–	(1,169.1)	(45.0)	–	(1,214.1)	(1,181.1)

Financial liabilities held at fair value
Level 2:
– Trade and other payables:
Derivative liabilities	–	–	–	(3.6)	(2.6)	(6.2)	(6.2)
	–	–	–	(3.6)	(2.6)	(6.2)	(6.2)
Total financial liabilities	–	–	(1,169.1)	(48.6)	(2.6)	(1,220.3)	(1,187.3)
	1,167.1	1.2	(1,169.1)	8.3	(1.4)	6.1	39.1

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

33. Financial risk management (continued)

				Fair value through profit or loss
	Loans and receivables $ million	Available- for-sale $ million	Liabilities at amortised cost $ million	Designated hedging relationships $ million	Trading $ million	Total carrying value $ million	Fair value $ million
As at 3 January 2009
Financial assets not held at fair value
Trade and other receivables:
– Non-derivative assets	757.7	–	–	–	–	757.7	757.7
Cash and cash equivalents	291.9	–	–	–	–	291.9	291.9
	1,049.6	–	–	–	–	1,049.6	1,049.6
Financial assets held at fair value
Level 1:
– Available-for-sale investments	–	0.8	–	–	–	0.8	0.8
Level 2:
– Trade and other receivables:
Derivative assets	–	–	–	73.4	1.1	74.5	74.5
	–	0.8	–	73.4	1.1	75.3	75.3
Total financial assets	1,049.6	0.8	–	73.4	1.1	1,124.9	1,124.9

Financial liabilities not held at fair value
Trade and other payables:
– Non-derivative liabilities	–	–	(452.4)	–	–	(452.4)	(452.4)
Bank overdrafts	–	–	(13.7)	–	–	(13.7)	(13.7)
Bank and other loans:
– Current	–	–	(29.5)	–	–	(29.5)	(29.0)
– Non-current	–	–	(711.0)	(51.9)	–	(762.9)	(583.4)
Obligations under finance leases	–	–	(6.9)	–	–	(6.9)	(6.9)
	–	–	(1,213.5)	(51.9)	–	(1,265.4)	(1,085.4)

Financial liabilities held at fair value
Level 2:
– Trade and other payables:
Derivative liabilities	–	–	–	(32.5)	(13.6)	(46.1)	(46.1)
	–	–	–	(32.5)	(13.6)	(46.1)	(46.1)
Total financial liabilities	–	–	(1,213.5)	(84.4)	(13.6)	(1,311.5)	(1,131.5)
	1,049.6	0.8	(1,213.5)	(11.0)	(12.5)	(186.6)	(6.6)

Available-for-sale investments are listed and are valued by reference to quoted market prices.

Cash and cash equivalents and current bank and other loans largely attract floating interest rates. Accordingly, their carrying amounts are considered to approximate to fair value.

Non-current bank and other loans principally comprise any borrowings under the Group’s multi-currency revolving credit facility that attract floating interest rates, the carrying amount of which is considered to approximate to fair value, and the listed bonds issued under the EMTN Programme, the fair value of which is based on their quoted market prices.

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

111
Group Financial Statements

C. Credit risk

Credit risk is the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group.

Management considers the Group’s maximum exposure to credit risk to be as follows:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Trade and other receivables:
– Derivative assets	58.1	74.5
– Non-derivative assets	722.1	757.7
	780.2	832.2
Cash and cash equivalents	445.0	291.9
	1,225.2	1,124.1

As at 2 January 2010, 94% (3 January 2009: 92%) of the Group’s cash and cash equivalents were held with institutions rated at least A-1 by Standard & Poor’s and P-1 by Moody’s. Credit risk disclosures with respect to trade receivables are set out in note 25.

D. Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.

As at 2 January 2010, the Group had undrawn committed borrowing facilities of $645.0 million (3 January 2009: $455.1 million) available under the multi-currency revolving credit facility that expires on 8 August 2010. Borrowings under this facility are at prevailing LIBOR rates, plus an agreed margin, dependent on the period of drawdown. During 2009, the Group entered into a $450 million forward-start facility that will commence on expiry of the existing facility and will itself expire in May 2012.

In addition, the Group had uncommitted borrowing facilities of $381.2 million (3 January 2009: $495.4 million), of which $6.0 million (3 January 2009: $34.7 million) had been drawn down for cash. Consequently, the Group’s committed borrowing headroom was $639.0 million (3 January 2009: $420.4 million) in addition to cash and cash equivalents of $445.0 million (3 January 2009: $291.9 million). The Group also had outstanding performance bonds, letters of credit and bank guarantees amounting to $80.3 million (3 January 2009: $164.5 million).

The Group is subject to covenants, representations and warranties commonly associated with investment grade borrowings in respect of its committed borrowing facilities and bonds issued under the EMTN Programme.

The Group is subject to two financial covenants in respect of its committed borrowing facilities that are calculated by applying UK GAAP extant as at 31 December 2002. The ratio of net debt to consolidated earnings before interest, tax, depreciation and amortisation must not exceed 2.5 times (at the end of 2009, the ratio was 0.6 times). The ratio of consolidated operating profit to the consolidated net interest charge must not be less than 3.0 times (for 2009, the ratio was 5.5 times).

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

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

33. Financial risk management (continued)

D. Liquidity risk (continued)

Contractual cash flows related to the Group’s financial liabilities are as follows:

	Within 1 year $ million	Between 1 and 2 years $ million	Between 2 and 3 years $ million	Between 3 and 4 years $ million	Between 4 and 5 years $ million	After 5 years $ million	Total $ million
As at 2 January 2010
Bank overdrafts	(4.8)	–	–	–	–	–	(4.8)
Bank and other loans:
– Principal	(0.6)	(241.8)	(0.3)	(0.3)	–	(403.1)	(646.1)
– Interest payments	(44.4)	(44.0)	(24.7)	(24.7)	(24.7)	(24.7)	(187.2)
Finance lease obligations	(1.3)	(0.8)	(0.4)	(0.4)	(0.4)	(3.3)	(6.6)
Trade and other payables:
– Non-derivative liabilities	(491.9)	(14.3)	–	–	–	–	(506.2)
Cash flows on non-derivative liabilities	(543.0)	(300.9)	(25.4)	(25.4)	(25.1)	(431.1)	(1,350.9)

Cash flows on derivative liabilities:
– Payments	(255.7)	(1.8)	–	–	–	–	(257.5)
– Receipts	255.6	–	–	–	–	–	255.6
	(0.1)	(1.8)	–	–	–	–	(1.9)
Cash flows on financial liabilities	(543.1)	(302.7)	(25.4)	(25.4)	(25.1)	(431.1)	(1,352.8)

Cash flows on related derivative assets:
– Payments	(612.7)	(28.9)	(20.6)	(22.6)	(23.8)	(17.5)	(726.1)
– Receipts	635.4	44.0	24.8	24.6	24.7	24.7	778.2
	22.7	15.1	4.2	2.0	0.9	7.2	52.1
	(520.4)	(287.6)	(21.2)	(23.4)	(24.2)	(423.9)	(1,300.7)

	Within 1 year $ million	Between 1 and 2 years $ million	Between 2 and 3 years $ million	Between 3 and 4 years $ million	Between 4 and 5 years $ million	After 5 years $ million	Total $ million
As at 3 January 2009
Bank overdrafts	(13.6)	–	–	–	–	–	(13.6)
Bank and other loans:
– Principal	(20.9)	(129.3)	(219.2)	(0.3)	(0.3)	(365.4)	(735.4)
– Interest payments	(41.6)	(39.9)	(39.9)	(22.4)	(22.4)	(38.2)	(204.4)
Finance lease obligations	(1.9)	(1.5)	(1.1)	(0.8)	(0.6)	(3.6)	(9.5)
Trade and other payables:
– Non-derivative liabilities	(434.7)	(17.7)	–	–	–	–	(452.4)
Cash flows on non-derivative liabilities	(512.7)	(188.4)	(260.2)	(23.5)	(23.3)	(407.2)	(1,415.3)

Cash flows on derivative liabilities:
– Payments	(677.0)	(5.9)	–	–	–	–	(682.9)
– Receipts	655.9	7.9	–	–	–	–	663.8
	(21.1)	2.0	–	–	–	–	(19.1)
Cash flows on financial liabilities	(533.8)	(186.4)	(260.2)	(23.5)	(23.3)	(407.2)	(1,434.4)

Cash flows on related derivative assets:
– Payments	(328.8)	(27.2)	(29.2)	(17.3)	(18.2)	(31.7)	(452.4)
– Receipts	353.9	39.8	39.9	22.4	22.4	44.5	522.9
	25.1	12.6	10.7	5.1	4.2	12.8	70.5
	(508.7)	(173.8)	(249.5)	(18.4)	(19.1)	(394.4)	(1,363.9)

113
Group Financial Statements

Information on the Group’s exposure to liquidity risk analysed by currency is presented below.

	Within 1 year $ million	Between 1 and 2 years $ million	Between 2 and 3 years $ million	Between 3 and 4 years $ million	Between 4 and 5 years $ million	After 5 years $ million	Total $ million
As at 2 January 2010
Cash flows on financial liabilities:
– US dollar	(380.2)	(10.7)	–	–	–	–	(390.9)
– Sterling	75.0	(287.9)	(25.0)	(24.7)	(24.7)	(427.8)	(715.1)
– Euro	(68.2)	(1.2)	(0.4)	(0.4)	(0.4)	(3.3)	(73.9)
– Canadian dollar	(37.9)	–	–	–	–	–	(37.9)
– Other	(131.8)	(2.9)	–	(0.3)	–	–	(135.0)
	(543.1)	(302.7)	(25.4)	(25.4)	(25.1)	(431.1)	(1,352.8)

Cash flows on related financial assets:
– US dollar	(330.1)	–	–	–	–	–	(330.1)
– Sterling	479.4	15.1	4.2	2.0	0.9	7.2	508.8
– Euro	(44.2)	–	–	–	–	–	(44.2)
– Canadian dollar	(62.3)	–	–	–	–	–	(62.3)
– Other	(20.1)	–	–	–	–	–	(20.1)
	22.7	15.1	4.2	2.0	0.9	7.2	52.1

	Within 1 year $ million	Between 1 and 2 years $ million	Between 2 and 3 years $ million	Between 3 and 4 years $ million	Between 4 and 5 years $ million	After 5 years $ million	Total $ million
As at 3 January 2009
Cash flows on financial liabilities:
– US dollar	(771.2)	(114.6)	(0.4)	(0.4)	(0.2)	–	(886.8)
– Sterling	480.0	(75.8)	(259.1)	(22.7)	(22.4)	(403.5)	(303.5)
– Euro	(39.6)	6.4	(0.7)	(0.4)	(0.4)	(3.7)	(38.4)
– Canadian dollar	(37.8)	–	–	–	–	–	(37.8)
– Other	(165.2)	(2.4)	–	–	(0.3)	–	(167.9)
	(533.8)	(186.4)	(260.2)	(23.5)	(23.3)	(407.2)	(1,434.4)

Cash flows on related financial assets:
– US dollar	289.6	–	–	–	–	–	289.6
– Sterling	2.0	12.6	10.7	5.1	4.2	12.8	47.4
– Euro	(97.8)	–	–	–	–	–	(97.8)
– Canadian dollar	(105.6)	–	–	–	–	–	(105.6)
– Other	(63.1)	–	–	–	–	–	(63.1)
	25.1	12.6	10.7	5.1	4.2	12.8	70.5

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

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

33. Financial risk management (continued)

E. Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows associated with, a financial instrument will fluctuate because of changes in market interest rates.

The interest rate profile of the Group’s financial assets and liabilities, after taking into account the effect of the Group’s interest rate hedging activities, was as follows:

	As at 2 January 2010				As at 3 January 2009
	Interest-bearing				Interest-bearing
	Floating rate $ million	Fixed rate $ million	Non-interest bearing $ million	Total $ million	Floating rate $ million	Fixed rate $ million	Non-interest bearing $ million	Total $ million
Financial assets
Trade and other receivables	16.0	–	764.2	780.2	3.8	–	828.4	832.2
Available-for-sale investments	–	–	1.2	1.2	–	–	0.8	0.8
Cash and cash equivalents (see note 27)	378.9	–	66.1	445.0	252.0	–	39.9	291.9
	394.9	–	831.5	1,226.4	255.8	–	869.1	1,124.9
Financial liabilities
Trade and other payables	–	–	(512.4)	(512.4)	–	–	(498.5)	(498.5)
Borrowings (see note 29)	(701.3)	(0.3)	(1.7)	(703.3)	(739.4)	(65.3)	(1.4)	(806.1)
Obligations under finance leases	–	(4.6)	–	(4.6)	–	(6.9)	–	(6.9)
	(701.3)	(4.9)	(514.1)	(1,220.3)	(739.4)	(72.2)	(499.9)	(1,311.5)
	(306.4)	(4.9)	317.4	6.1	(483.6)	(72.2)	369.2	(186.6)

On the assumption that the change in interest rates is applied to the risk exposures in existence at the balance sheet date and that designated fair value hedges are 100% effective, an increase/decrease of 100 basis points in the interest rates applying to financial assets and liabilities would increase/decrease the Group’s profit before tax by $2.7 million (3 January 2009: $4.0 million). No amounts would be taken directly to equity.

F. Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risk arises on financial assets and liabilities that are denominated in a currency other than the functional currency of the entity by which they are held.

The Group’s exposure to currency risk was as follows:

	Net foreign currency financial assets/(liabilities)
	US dollar $ million	Sterling $ million	Euro $ million	Canadian dollar $ million	Other $ million	Total $ million
As at 2 January 2010
Functional currency of entity:
– US dollar	–	(12.5)	(1.1)	–	(1.8)	(15.4)
– Sterling	1.8	–	(2.6)	–	(3.7)	(4.5)
– Euro	(2.7)	(0.2)	–	(0.1)	(0.1)	(3.1)
– Canadian dollar	(3.0)	–	–	–	(0.2)	(3.2)
– Other	(5.1)	(0.9)	15.2	(0.6)	–	8.6
	(9.0)	(13.6)	11.5	(0.7)	(5.8)	(17.6)

As at 3 January 2009
Functional currency of entity:
– US dollar	–	(7.0)	(1.4)	–	6.4	(2.0)
– Sterling	3.7	–	0.5	–	12.3	16.5
– Euro	(2.3)	(0.1)	–	(0.6)	–	(3.0)
– Canadian dollar	(1.4)	–	–	–	(0.1)	(1.5)
– Other	(11.2)	(0.7)	19.7	31.7	–	39.5
	(11.2)	(7.8)	18.8	31.1	18.6	49.5

115
Group Financial Statements

Currency exposures shown above take into account the effect of the Group’s transaction hedging activities.

On the assumption that the change in exchange rates is applied to the risk exposures in existence at the balance sheet date and that designated net investment hedges are 100% effective, an increase/decrease of 10% in the value of the functional currencies of the entities concerned against the currencies in which the financial assets and liabilities are denominated would increase/decrease the Group’s profit before tax by $1.8 million (3 January 2009: $5.0 million).

Currency exposures on the Group’s net assets, after taking into account the translation hedges applied to the Group’s borrowings, were as follows:

	As at 2 January 2010			As at 3 January 2009
	Net assets excluding net (debt)/funds $ million	Net (debt)/funds $ million	Net assets $ million	Net assets excluding net (debt)/funds $ million	Net (debt)/funds $ million	Net Assets $ million
Currency:
– US dollar	930.8	(343.6)	587.2	1,164.2	(305.8)	858.4
– Sterling	76.2	87.8	164.0	101.9	(12.7)	89.2
– Euro	150.6	(33.4)	117.2	229.9	(94.6)	135.3
– Canadian dollar	137.7	(42.8)	94.9	171.6	(104.4)	67.2
– Other	590.2	124.5	714.7	548.1	41.1	589.2
	1,885.5	(207.5)	1,678.0	2,215.7	(476.4)	1,739.3

34. Post-employment benefit obligations

A. Background

The Group operates pension plans throughout the world, covering the majority of its employees. The plans are structured to accord with local conditions and practices in each country and include defined contribution plans and defined benefit plans.

The Group provides defined contribution pension benefits in most of the countries in which it operates; in particular, the majority of the Group’s employees in the US are entitled to such benefits. Contributions payable by the Group to these plans amounted to $33.4 million (2008: $37.9 million; 2007: $47.6 million). At the balance sheet date, the Group had not paid over to the plans contributions due amounting to $14.8 million (3 January 2009: $15.1 million). All amounts due for the period were paid over subsequent to the balance sheet date.

The Group operates defined benefit pension plans in several countries; in particular, in the US and the UK. Generally, the pension benefits provided under these plans are based upon pensionable salary and the period of service of the individual employees. The assets of the plans are held separately from those of the Group in funds that are under the control of trustees. All of the defined benefit pension plans operated by the Group are closed to new entrants. In addition to the funded defined benefit pension plans, the Group has unfunded defined benefit obligations to certain current and former employees.

The Group also provides other post-employment benefits, principally health and life insurance cover, to certain of its employees in North America. These plans, which are unfunded, are defined benefit plans.

As discussed in note 7, during 2009, the Group recognised a gain of $63.0 million on the amendment of pension and post-retirement healthcare plans in North America.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

34. Post-employment benefit obligations (continued)

B. Summary of financial effect

An analysis of the effect of providing post-employment benefits on the Group’s results is set out below.

Year ended 2 January 2010

	Pensions			Other post-employment benefits
	Operating	Finance		Operating	Finance
	profit	charges	Total	profit	charges	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Defined contribution plans	33.4	–	33.4	–	–	–

Defined benefit plans
Recognised in profit or loss:
– Current service cost	6.7	–	6.7	0.4	–	0.4
– Past service cost	2.7	–	2.7	–	–	–
– Negative past service cost	(0.3)	–	(0.3)	(17.2)	–	(17.2)
– Settlement and curtailments	(36.4)	–	(36.4)	(10.5)	–	(10.5)
– Interest cost	–	61.0	61.0	–	9.0	9.0
– Expected return on plan assets	–	(62.6)	(62.6)	–	–	–
	(27.3)	(1.6)	(28.9)	(27.3)	9.0	(18.3)
Recognised in equity:
– Net actuarial loss			119.8			24.0
– Effect of the asset ceiling			(18.6)			–
			101.2			24.0
			72.3			5.7

Year ended 3 January 2009

	Pensions			Other post-employment benefits
	Operating	Finance		Operating	Finance
	profit	charges	Total	profit	charges	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Defined contribution plans	37.9	–	37.9	–	–	–

Defined benefit plans
Recognised in profit or loss:
– Current service cost	8.7	–	8.7	0.5	–	0.5
– Past service cost	–	–	–	0.6	–	0.6
– Settlement and curtailments	(2.4)	–	(2.4)	–	–	–
– Interest cost	–	67.9	67.9	–	10.5	10.5
– Expected return on plan assets	–	(75.5)	(75.5)	–	–	–
	6.3	(7.6)	(1.3)	1.1	10.5	11.6
Recognised in equity:
– Net actuarial loss/(gain)			122.4			(23.6)
– Effect of the asset ceiling			(12.3)			–
			110.1			(23.6)
			108.8			(12.0)

117
Group Financial Statements

Year ended 29 December 2007

	Pensions				Other post-employment benefits
			Loss from
	Operating	Finance	discontinued		Operating	Finance
	profit	charges	operations	Total	profit	charges	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Defined contribution plans	46.8	–	0.8	47.6	–	–	–

Defined benefit plans
Recognised in profit or loss:
– Current service cost	11.6	–	0.2	11.8	0.4	–	0.4
– Past service cost	0.2	–	–	0.2	–	–	–
– Settlement and curtailments	(3.8)	–	(2.4)	(6.2)	–	–	–
– Interest cost	–	66.1	1.0	67.1	–	10.2	10.2
– Expected return on plan assets	–	(75.0)	(1.2)	(76.2)	–	–	–
	8.0	(8.9)	(2.4)	(3.3)	0.4	10.2	10.6
Recognised in equity:
– Net actuarial gain				(89.9)			(6.0)
– Effect of the asset ceiling				43.8			–
				(46.1)			(6.0)
				(49.4)			4.6

The net liability recognised in the Group’s balance sheet in respect of defined benefit plans was as follows:

	As at 2 January 2010			As at 3 January 2009
	Pensions	Other benefits	Total	Pensions	Other benefits	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Present value of the benefit obligation:
– Funded	1,071.7	–	1,071.7	978.9	–	978.9
– Unfunded	44.3	142.1	186.4	39.2	147.7	186.9
	1,116.0	142.1	1,258.1	1,018.1	147.7	1,165.8
Fair value of plan assets	(924.5)	–	(924.5)	(862.1)	–	(862.1)
	191.5	142.1	333.6	156.0	147.7	303.7
Effect of the asset ceiling	8.6	–	8.6	24.6	–	24.6
Net liability	200.1	142.1	342.2	180.6	147.7	328.3

The net liability is presented in the Group’s balance sheet as follows:

	As at 2 January 2010			As at 3 January 2009
	Pensions	Other benefits	Total	Pensions	Other benefits	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Surpluses	(1.3)	–	(1.3)	(5.3)	–	(5.3)
Deficits	201.4	142.1	343.5	185.9	147.7	333.6
Net liability	200.1	142.1	342.2	180.6	147.7	328.3

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

34. Post-employment benefit obligations (continued)

C. Pensions

The principal assumptions used in the actuarial valuations of the defined benefit pension plans were as follows:

			Other
	UK	US	countries
	% per annum	% per annum	% per annum
Valuation as at 2 January 2010
Salary increases	4.50%	3.36%	3.70%
Increase to pensions in payment	3.50%	n/a	n/a
Increase to deferred pensions	3.50%	n/a	n/a
Long-term rate of return on plan assets	6.31%	7.75%	6.02%
Discount rate	5.75%	5.75%	4.80%
Inflation rate	3.50%	n/a	1.39%
Valuation as at 3 January 2009
Salary increases	4.00%	5.65%	3.28%
Increase to pensions in payment	3.00%	n/a	n/a
Increase to deferred pensions	3.00%	n/a	n/a
Long-term rate of return on plan assets	6.64%	8.00%	5.97%
Discount rate	6.50%	5.88%	5.95%
Inflation rate	3.00%	0.00%	1.34%

The current life expectancies underlying the benefit obligations of the Group’s principal pension plans were as follows:

		UK	US	Other countries
As at 2 January 2010
Current pensioners (at age 65)	– male	21.2 years	17.7 years	19.1 years
	– female	24.2 years	20.3 years	21.6 years
Future pensioners (at age 65)	– male	22.2 years	17.7 years	19.1 years
	– female	25.2 years	20.3 years	21.6 years
As at 3 January 2009
Current pensioners (at age 65)	– male	21.2 years	17.7 years	19.1 years
	– female	24.2 years	20.3 years	21.6 years
Future pensioners (at age 65)	– male	22.2 years	17.7 years	19.1 years
	– female	25.2 years	20.3 years	21.6 years

The net liability recognised in the Group’s balance sheet in respect of defined benefit pension plans was as follows:

	As at 2 January 2010				As at 3 January 2009
			Other				Other
	UK	US	countries	Total	UK	US	countries	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Present value of benefit obligation:
– Funded	366.7	565.3	139.7	1,071.7	280.5	586.5	111.9	978.9
– Unfunded	0.1	36.6	7.6	44.3	5.1	32.4	1.7	39.2
	366.8	601.9	147.3	1,116.0	285.6	618.9	113.6	1,018.1
Fair value of plan assets	(353.7)	(458.1)	(112.7)	(924.5)	(294.0)	(479.5)	(88.6)	(862.1)
	13.1	143.8	34.6	191.5	(8.4)	139.4	25.0	156.0
Effect of the asset ceiling	8.6	–	–	8.6	24.6	–	–	24.6
Net liability	21.7	143.8	34.6	200.1	16.2	139.4	25.0	180.6

119
Group Financial Statements

Changes in the present value of the benefit obligation were as follows:

	Year ended 2 January 2010				Year ended 3 January 2009
	UK $ million	US $ million	Other countries $ million	Total $ million	UK $ million	US $ million	Other countries $ million	Total $ million
At the beginning of the period	285.6	618.9	113.6	1,018.1	433.2	617.8	145.5	1,196.5
Transfer of plans	(5.0)	5.0	–	–	–	–	–	–
Current service cost	0.6	2.0	4.1	6.7	1.1	2.9	4.7	8.7
Past service cost	–	–	2.7	2.7	–	–	–	–
Negative past service cost	–	(0.3)	–	(0.3)	–	–	–	–
Curtailments	–	(29.1)	(7.3)	(36.4)	(0.6)	(2.0)	–	(2.6)
Settlements	–	(0.3)	–	(0.3)	–	(0.4)	(3.4)	(3.8)
Interest cost	19.5	34.6	6.9	61.0	23.4	37.3	7.2	67.9
Special termination benefits	–	–	–	–	–	0.2	–	0.2
Net actuarial loss/(gain)	54.1	22.6	24.7	101.4	(35.2)	28.5	(16.4)	(23.1)
	354.8	653.4	144.7	1,152.9	421.9	684.3	137.6	1,243.8
Disposal of subsidiaries	–	–	–	–	–	(15.9)	–	(15.9)
Employees’ contributions	0.1	–	0.2	0.3	0.2	–	0.2	0.4
Benefits paid	(17.2)	(51.5)	(8.2)	(76.9)	(19.8)	(49.5)	(6.4)	(75.7)
Foreign currency translation	29.1	–	10.6	39.7	(116.7)	–	(17.8)	(134.5)
At the end of the period	366.8	601.9	147.3	1,116.0	285.6	618.9	113.6	1,018.1

Changes in the fair value of plan assets were as follows:

	Year ended 2 January 2010				Year ended 3 January 2009
	UK $ million	US $ million	Other countries $ million	Total $ million	UK $ million	US $ million	Other countries $ million	Total $ million
At the beginning of the period	294.0	479.5	88.6	862.1	449.8	558.8	116.4	1,125.0
Expected return on plan assets	21.2	35.5	5.9	62.6	29.3	39.4	6.8	75.5
Settlements	–	(0.3)	–	(0.3)	–	(0.4)	(3.4)	(3.8)
Net actuarial gain/(loss)	6.5	(31.8)	6.9	(18.4)	(49.6)	(79.1)	(16.8)	(145.5)
	321.7	482.9	101.4	906.0	429.5	518.7	103.0	1,051.2
Disposal of subsidiaries	–	–	–	–	–	(16.2)	–	(16.2)
Employer’s contributions	18.7	26.7	7.3	52.7	8.5	26.5	10.4	45.4
Employees’ contributions	0.1	–	0.2	0.3	0.2	–	0.2	0.4
Benefits paid	(17.2)	(51.5)	(8.2)	(76.9)	(19.8)	(49.5)	(6.4)	(75.7)
Foreign currency translation	30.4	–	12.0	42.4	(124.4)	–	(18.6)	(143.0)
At the end of the period	353.7	458.1	112.7	924.5	294.0	479.5	88.6	862.1

The fair value of plan assets by asset category was as follows:

	As at 2 January 2010				As at 3 January 2009
	UK $ million	US $ million	Other Countries $ million	Total $ million	UK $ million	US $ million	Other countries $ million	Total $ million
Equity instruments	166.2	288.7	44.1	499.0	151.5	268.9	32.8	453.2
Debt instruments	187.4	153.0	46.9	387.3	141.4	184.7	36.9	363.0
Other assets	0.1	16.4	21.7	38.2	1.1	25.9	18.9	45.9
	353.7	458.1	112.7	924.5	294.0	479.5	88.6	862.1

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

The Group’s investment strategy for pension plan assets includes diversification to minimise interest and market risks. Accordingly, the interest rate risk inherent in the benefit obligation of the Group’s US funded pension plans is hedged using a combination of bonds and interest rate swaps with a combined average duration of 10.1 years. In general, the investment strategy for the Group’s pension plans outside the US does not involve the use of derivative financial instruments.

Plan assets are rebalanced periodically to maintain target asset allocations. Maturities of investments are not necessarily related to the timing of expected future benefit payments, but adequate liquidity to make immediate and medium-term benefit payments is ensured.

The weighted averages of the expected returns on plan assets were as follows:

	As at 2 January 2010			As at 3 January 2009			As at 29 December 2007
	UK	US	Other countries	UK	US	Other countries	UK	US	Other countries
Equity instruments	7.80%	8.70%	8.80%	8.00%	9.51%	9.13%	7.95%	9.31%	9.39%
Debt instruments	4.92%	5.20%	5.31%	4.83%	6.40%	4.87%	5.65%	6.30%	5.11%
Other assets	4.20%	3.30%	2.00%	4.30%	3.90%	1.00%	4.85%	4.80%	1.00%

The actual return on plan assets was as follows:

	Year ended 2 January 2010 Number	Year ended 3 January 2009 Number	Year ended 29 December 2007 Number
UK	9.4%	(4.5)%	6.0%
US	0.8%	(7.1)%	8.3%
Other countries	7.1%	(8.6)%	3.1%

Actuarial gains and losses recognised in relation to defined benefit pension plans were as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	Year ended 30 December 2006 $ million	Year ended 31 December 2005 $ million
At the end of the period:
Present value of benefit obligation	1,116.0	1,018.1	1,196.5	1,270.0	1,216.9
Fair value of plan assets	(924.5)	(862.1)	(1,125.0)	(1,041.8)	(904.9)
Deficit in the plans	191.5	156.0	71.5	228.2	312.0
Recognised in the period:
– Net actuarial (loss)/gain on plan assets	(18.4)	(145.5)	(3.0)	15.1	25.9
– Net actuarial (loss)/gain on benefit obligation	(101.4)	23.1	92.9	25.6	(104.7)
	(119.8)	(122.4)	89.9	40.7	(78.8)

As at 2 January 2010, the cumulative net actuarial loss recognised in other comprehensive income amounted to $213.8 million (3 January 2009: loss of $94.0 million).

The Group expects to contribute approximately $40 million to defined benefit pension plans in 2010.

121
Group Financial Statements

D. Other post-employment benefits

The weighted averages of the principal assumptions used in the actuarial valuations of the other post-employment benefit plans were as follows:

	As at 2 January 2010 % per annum	As at 3 January 2009 % per annum	As at 29 December 2007 % per annum
Discount rate	5.63%	6.08%	6.28%
Medical cost inflation rate	12.64%	8.20%	7.13%

The Group’s other post-employment benefit plans are unfunded. Accordingly, the liability recognised in the Group’s balance sheet in respect of these plans represents the present value of the benefit obligation.

Changes in the present value of the benefit obligation were as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
At the beginning of the period	147.7	180.8
Current service cost	0.4	0.5
Past service cost	–	0.6
Negative past service cost	(17.2)	–
Curtailments	(10.5)	–
Interest cost	9.0	10.5
Net actuarial loss/(gain)	24.0	(23.6)
	153.4	168.8
Disposal of subsidiaries	–	(2.2)
Benefits paid	(14.9)	(13.0)
Foreign currency translation	3.6	(5.9)
At the end of the period	142.1	147.7

Actuarial gains and losses recognised in relation to other post-employment benefit plans were as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	Year ended 30 December 2006 $ million	Year ended 31 December 2005 $ million
At the end of the period:
Present value of benefit obligation	142.1	147.7	180.8	189.7	193.5

Recognised in the period:
– Actuarial (loss)/gain on benefit obligation	(24.0)	23.6	6.0	(2.7)	3.1

As at 2 January 2010, the cumulative net actuarial gain recognised in other comprehensive income amounted to $51.7 million (3 January 2009: net gain of $75.7 million).

Sensitivity to change in the assumed medical cost inflation rate used in the actuarial valuations as at 2 January 2010 is as follows:

	Increase of one percentage point $ million	Decrease of one percentage point $ million
Effect on the aggregate of the current service cost and the interest cost	0.5	(0.5)
Effect on the accumulated benefit obligation	9.1	(7.7)

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

35. Share-based incentives

A. Background

The Company operates a number of share-based compensation arrangements to provide incentives to the Group’s senior executives and other eligible employees.

Although the Company’s ordinary shares are denominated in US dollars, they are quoted in sterling on the London Stock Exchange.

B. Share options

Options are granted from time to time under the Company’s Sharesave Scheme, which is restricted to employees who are resident for tax purposes in the UK. It offers eligible employees the option to buy ordinary shares in Tomkins plc after a period of three, five or seven years, funded from the proceeds of a savings contract to which employees may contribute up to £250 per month.

Vested options are still outstanding under the Company’s executive share option schemes which lapsed for the purpose of new awards in 2005. The final unvested options under these schemes vested during 2007.

In 2009, the compensation expense recognised in respect of share options was $1.0 million (2008: $0.8 million; 2007: $3.1 million).

Changes in the total number of share options outstanding during the period were as follows:

	Year ended 2 January 2010		Restated* Year ended 3 January 2009
	Options Number	Weighted average exercise price Pence	Options Number	Weighted average exercise price Pence
Outstanding at the beginning of the period	18,131,583	238.60	19,602,926	242.71
Granted during the period	2,228,492	96.00	803,274	140.20
Cancelled during the period	(634,716)	157.70	(391,195)	206.68
Forfeited during the period	(34,770)	202.88	(98,587)	198.79
Exercised during the period	(45,000)	170.50	(45,000)	170.50
Lapsed during the period	(2,397,288)	232.61	(1,739,835)	250.65
Outstanding at the end of the period	17,248,301	224.24	18,131,583	238.60

Exercisable at the end of the period	14,544,405	245.19	16,341,128	244.64
*	See note 2

On the date on which options were exercised during 2009, the market price of the Company’s ordinary shares was 178.90p per share (2008: 184.00p per share).

The fair value of options granted under the Sharesave Scheme was measured at their respective grant dates using the Black-Scholes option pricing formula based on the following assumptions:

	Year ended 2 January 2010	Year ended 3 January 2009	Year ended 29 December 2007
Weighted average fair value	68.34p	37.99p	73.81p
Weighted average assumptions:
– Share price	161.75p	176.75p	264.25p
– Exercise price	96.00p	140.20p	211.40p
– Expected volatility	33.44%	24.59%	25.40%
– Expected life	4.47 years	4.57 years	4.66 years
– Risk-free interest rate	3.76%	4.55%	5.23%
– Expected dividends	6.25p	13.89p	13.89p

Expected volatility was determined based on the historical volatility of the market price of the Company’s ordinary shares over the expected life of the options. Adjustments have been made to the expected life used in the model to reflect the effects of non-transferability, exercise restrictions and behavioural considerations.

123
Group Financial Statements

The weighted average contractual life of share options outstanding at the end of the period was as follows:

	As at 2 January 2010		As at 3 January 2009		As at 29 December 2007
	Outstanding Number	Weighted average remaining contractual life Years	Outstanding Number	Weighted average remaining contractual life Years	Outstanding Number	Weighted average remaining contractual life Years
Range of exercise prices:
– Less than 100p	2,186,005	4.13	–	–	–	–
– 100p to 150p	287,096	3.21	723,947	4.23	–	–
– 151p to 200p	3,242,072	2.06	3,454,072	2.99	3,519,072	3.94
– 201p to 250p	5,909,124	4.08	7,773,617	4.61	9,244,600	5.39
– 251p to 300p	4,608,776	3.31	5,164,719	4.35	5,821,026	5.01
– 301p and higher	1,015,228	2.11	1,015,228	3.10	1,018,228	4.11
	17,248,301		18,131,583		19,602,926

C. Other awards

The Group’s principal ongoing share-based compensation arrangements are the ABIP and the PSP. Both are restricted to the Group’s senior executives. In 2009, the IBP was introduced as a temporary, one-year substitute for the ABIP.

The ABIP provides awards of Restricted Award Shares and Deferred Award Shares based on the ‘bonusable profit’ of the business for which the participants have responsibility. Restricted Award Shares normally vest after a period of three years. Dividends are paid on the Restricted Award Shares. Deferred Award Shares normally vest after a period of three years, conditional on the participant’s continued employment with the Group. Dividends are not paid on the Deferred Award Shares until they have vested. During 2009, awards were granted over 999,108 ordinary shares (2008: 1,789,628 ordinary shares; 2007: 1,727,352 ordinary shares) under the ABIP in relation to bonuses earned in 2008. The IBP differs from the ABIP only in that awards made under the plan are based on the trading cash flow of the business for which the participants have responsibility and on the attainment of strategic achievement milestones that are set for each of the participants. Awards over shares under the IBP are expected to be made in March 2010. In 2009, an accrual of $2.0 million was recognised in respect of the Restricted Award Shares to be awarded under the IBP.

The PSP provides awards of shares which vest after a period of three years, conditional on the Group’s total shareholder return relative to its cost of equity over the vesting period and the participant’s continued employment with the Group. During 2009, awards were granted over 6,864,193 ordinary shares under the PSP (2008: 7,115,194 ordinary shares; 2007: 5,852,671 ordinary shares).

The fair value of awards made under the ABIP is measured based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. The weighted average fair value of awards made under these schemes during the period was 130.46p (2008: 125.66p; 2007: 211.93p).

The fair value of awards made under the PSP was measured at their respective grant dates using a Monte Carlo valuation model based on the following assumptions:

	Year ended 2 January 2010	Year ended 3 January 2009	Year ended 29 December 2007
Weighted average fair value	41.92p	43.92p	66.45p
Weighted average assumptions:
– Expected volatility	45.36%	36.41%	27.67%
– Expected life	3.00 years	3.00 years	3.00 years
– Risk-free interest rate	2.00%	4.71%	4.88%
– Dividend yield	4.87%	8.84%	5.00%

Expected volatility was determined based on the historical volatility of the market price of the Company’s ordinary shares over the expected life of the awards.

In 2009, the compensation expense recognised in respect of other awards was $10.3 million (2008: $11.2 million; 2007: $13.2 million).

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

36. Deferred tax

Movements in the net deferred tax assets and (liabilities) recognised by the Group were as follows:

	Post- Employment benefits $ million	Tax losses $ million	Net investment in subsidiaries $ million	Accrued expenses $ million	Long-lived assets $ million	Inventories $ million	Other items $ million	Total $ million
As at 29 December 2007	90.7	9.6	(2.8)	45.4	(122.4)	(40.8)	23.3	3.0
Disposal of subsidiaries	(0.8)	–	–	(1.7)	5.2	0.8	(1.2)	2.3
(Charge)/credit to profit or loss	(16.9)	(4.2)	(0.5)	(0.4)	19.9	(4.3)	5.2	(1.2)
Credited outside profit or loss	25.3	–	–	–	–	–	5.8	31.1
Currency translation differences	(0.6)	(0.8)	–	(1.3)	1.4	0.2	1.0	(0.1)
As at 3 January 2009	97.7	4.6	(3.3)	42.0	(95.9)	(44.1)	34.1	35.1
Acquisition of subsidiaries	–	–	–	–	(6.9)	–	–	(6.9)
(Charge)/credit to profit or loss	(15.5)	11.5	(2.0)	0.3	2.5	15.0	1.9	13.7
Credited outside profit or loss	14.9	–	–	–	–	–	0.7	15.6
Currency translation differences	0.1	0.4	–	0.6	(0.8)	0.1	(0.3)	0.1
As at 2 January 2010	97.2	16.5	(5.3)	42.9	(101.1)	(29.0)	36.4	57.6

Deferred tax assets and liabilities presented in the Group’s balance sheet are as follows:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Deferred tax assets	82.9	64.8
Deferred tax liabilities	(25.3)	(29.7)
	57.6	35.1

As at 2 January 2010, the Group had operating tax losses amounting to $1,918.6 million, of which $1,654.1 million can be carried forward indefinitely and $264.5 million have expiry dates between 2010 and 2029. As at 2 January 2010, the Group recognised a deferred tax asset of $16.2 million in respect of these losses.

As at 2 January 2010, the Group had capital tax losses amounting to $838.8 million, of which $449.3 million can be carried forward indefinitely, $3.1 million expire in 2012 and $386.4 million expire in 2013. As at 2 January 2010, the Group recognised a deferred tax asset of $0.3 million in respect of these losses.

As at 2 January 2010, the Group had foreign and other tax credits amounting to $35.3 million, of which $10.2 million can be carried forward indefinitely and $25.1 million expire between 2013 and 2027. As at 2 January 2010, the Group recognised a deferred tax asset in respect of these tax credits of $5.2 million.

Deferred tax is not provided on the undistributed earnings of foreign subsidiaries where management has the ability, and intends, to reinvest such amounts indefinitely. As at 2 January 2010, the Group’s share of the undistributed earnings of foreign subsidiaries on which deferred tax was not provided was $3,225.7 million (3 January 2009: $3,180.5 million). A determination of the amount of the unrecognised deferred tax liability has not been made because it is not practical to do so. A portion of these earnings can be distributed without incurring additional taxes.

125
Group Financial Statements

37. Provisions

	Restructuring costs $ million	Environmental remediation $ million	Workers’ compensation $ million	Warranty provisions $ million	Product liability provisions $ million	Insurance provisions $ million	Total $ million
As at 29 December 2007	10.0	9.1	28.9	15.2	7.5	8.2	78.9
Charge/(credit) for the period	15.6	2.6	13.6	4.8	8.3	(2.2)	42.7
Utilised during the period	(9.5)	(4.1)	(16.5)	(8.0)	(8.3)	–	(46.4)
Acquisition of subsidiaries	–	–	–	0.3	–	–	0.3
Disposal of subsidiaries	–	–	(0.4)	–	(0.1)	–	(0.5)
Foreign currency translation	(0.2)	(0.2)	(0.1)	(0.8)	–	(1.7)	(3.0)
As at 3 January 2009	15.9	7.4	25.5	11.5	7.4	4.3	72.0
Charge for the period	117.8	4.4	8.9	5.3	15.6	–	152.0
Utilised during the period	(58.4)	(5.6)	(11.1)	(4.7)	(11.7)	–	(91.5)
Released during the period	(8.1)	(0.1)	(1.4)	(1.1)	(1.4)	(4.1)	(16.2)
Foreign currency translation	1.7	0.4	0.1	0.3	0.1	0.6	3.2
As at 2 January 2010	68.9	6.5	22.0	11.3	10.0	0.8	119.5

Provisions are presented in the Group’s balance sheet as follows:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Ongoing businesses:
– Current liabilities	100.3	48.8
– Non-current liabilities	19.2	23.2
	119.5	72.0

Provisions for restructuring costs principally relate to the restructuring initiatives under projects Eagle and Cheetah and are expected largely to be utilised during 2010.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

38. Share capital and reserves

A. Authorised and issued, fully paid shares

	Ordinary shares of 9c each		Ordinary shares of 5p each		Deferred shares of £1 each
	Authorised Number of shares	Issued Number of shares	Authorised Number of shares	Issued Number of shares	Authorised Number of shares	Issued Number of shares
As at 30 December 2006	–	–	1,585,164,220	858,209,522	–	–
Year ended 29 December 2007
Shares issued during the period:
– Conversion of preference shares	–	–	–	25,411,499	–	–
– Exercise of employee share options	–	–	–	485,751	–	–
	–	–	–	25,897,250	–	–
As at 29 December 2007	–	–	1,585,164,220	884,106,772	–	–

Year ended 3 January 2009
Shares issued before redenomination:
– Exercise of employee share options	–	–	–	45,000	–	–
Redenomination:
– Cancellation of 5p ordinary shares	–	–	(1,585,164,220)	(884,151,772)	–	–
– Issue of 9c ordinary shares	1,585,164,220	884,151,772	–	–	–	–
– Issue of deferred shares	–	–	–	–	50,000	50,000
As at 3 January 2009	1,585,164,220	884,151,772	–	–	50,000	50,000

Year ended 2 January 2010
Shares issued during the period:
– Exercise of employee share options	–	45,000	–	–	–	–
Cancellation of deferred shares	–	–	–	–	(50,000)	(50,000)
As at 2 January 2010	1,585,164,220	884,196,772	–	–	–	–

B. Ordinary shares

On 22 May 2008, the Company’s ordinary shares were redenominated from sterling to US dollars. The redenomination did not affect the rights of the holders of ordinary shares.

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

C. Deferred shares

When the Company redenominated its ordinary shares from sterling to US dollars, it was required by law to have a minimum share capital of £50,000 denominated in sterling. The deferred shares were issued to meet this requirement, which was removed on the implementation of section 542 of the Companies Act 2006 on 1 October 2009. Accordingly, the Company bought back and cancelled the deferred shares on 16 December 2009 and transferred the nominal amount of the shares to the capital redemption reserve in accordance with the applicable capital maintenance rules.

The deferred shares were not listed on any investment exchange and had extremely limited rights such that they effectively had no value.

D. Share premium account

The share premium account records the difference between the nominal value of shares issued and the fair value of the consideration received. The share premium account is not distributable but may be used for certain purposes specified by UK law, including to write off expenses on any issue of shares or debentures and to pay up fully paid bonus shares. The share premium account may be reduced by special resolution of the Company’s shareholders and with the approval of the court.

E. Capital redemption reserve

The capital redemption reserve records the cost of shares purchased by the Company for cancellation or redeemed in excess of the proceeds of any fresh issue of shares made specifically to fund the purchase or redemption. The capital redemption reserve is not distributable but may be reduced by special resolution of the Company’s shareholders and with the approval of the court.

127
Group Financial Statements

39. Own shares

	Year ended 2 January 2010 Number of shares	Year ended 3 January 2009 Number of shares	Year ended 29 December 2007 Number of shares
At the beginning of the period	3,658,550	4,205,841	4,205,248
Own shares purchased	636,762	1,506,518	1,597,500
Transfer of own shares	(1,752,118)	(2,053,809)	(1,596,907)
At the end of the period	2,543,194	3,658,550	4,205,841

Own shares represent the cost of the Company’s ordinary shares acquired to meet the Group’s expected obligations under employee share schemes. Dividends relating to own shares held have been waived with the exception of those that are payable to participants in the relevant schemes.

As at 2 January 2010, 904,632 ordinary shares (3 January 2009: 1,143,076 ordinary shares) were held in trust and 1,638,562 ordinary shares (3 January 2009: 2,515,474 ordinary shares) were held as treasury shares.

As at 2 January 2010, the market value of own shares held was $7.9 million (3 January 2009: $7.1 million).

40. Capital

Management considers that the Group’s capital comprises shareholders’ equity plus net debt.

The Group’s capital was as follows:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million	As at 29 December 2007 $ million
Shareholders’ equity	1,536.6	1,610.8	2,137.8
Net debt:
– Cash and cash equivalents	(445.0)	(291.9)	(295.9)
– Collateralised cash	(2.1)	(3.8)	(5.8)
– Bank overdrafts	4.8	13.7	15.7
– Bank and other loans	698.5	792.4	860.3
– Obligations under finance leases	4.6	6.9	9.6
– Derivatives hedging translational exposures	(53.3)	(40.9)	7.6
	207.5	476.4	591.5
	1,744.1	2,087.2	2,729.3

We manage the Group’s capital structure to maximise shareholder value whilst retaining flexibility to take advantage of opportunities that arise to grow the Group’s business.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

41. Acquisitions

A. Current year acquisitions

Industrial & Automotive

Fluid Power

On 7 July 2009, the Group acquired a 100% interest in Hydrolink, a fluid engineering services provider to the oil and gas and marine sectors in the Middle East. Provisional goodwill of $16.5 million was recognised on the acquisition, which represents the expected benefits to the Group from accelerating the market penetration of its products in this high-growth region. Goodwill is provisional pending the finalisation of the fair valuation of acquired intangible assets.

Building Products

Air Distribution

On 7 July 2009, the Group acquired the remaining 40% minority interest in Rolastar Pvt Ltd, a duct manufacturer based in India. Goodwill of $4.6 million was recognised on the acquisition of the minority interest. Overall, the Group recognised goodwill of $8.5 million on the acquisition of its 100% interest in the business, which represents the expected benefits from the expansion of its air distribution business in India.

B. Prior year acquisitions

2008

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

Air Distribution

On 22 February 2008, the Group acquired a 60% interest in Rolastar Pvt Ltd, a duct manufacturer based in India. Goodwill of $0.9 million was recognised on the acquisition.

On 20 June 2008, the Group acquired a 100% interest in Trion Inc., a manufacturer of commercial, industrial and residential indoor air quality products. Trion is headquartered in Sanford, North Carolina, with manufacturing facilities there and also in Suzhou, China. Goodwill of $2.4 million was recognised on the acquisition which represents the expected synergies from the integration of the business within Air Distribution.

2007

Industrial & Automotive

Fluid Systems

On 8 March 2007, the Group acquired the remaining 40% minority interest in Schrader Engineered Products (Kunshan) Co Ltd, a manufacturer of valves and fittings based in China.

On 26 September 2007, the Group acquired 100% of Swindon Silicon Systems Ltd, a company that designs, develops and supplies integrated circuits based in the UK.

C. Adjustment in respect of prior year acquisitions

On the completion of the initial accounting for acquisitions completed in 2008, the attributable goodwill was increased by $5.7 million as follows:

	Provisional goodwill $ million	Adjustment $ million	Final goodwill $ million
A.E. Hydraulic (Pte) Ltd.	8.1	1.6	9.7
Rolastar Pvt Ltd (acquisition of initial 60% interest)	0.9	3.0	3.9
Trion Inc.	2.4	1.1	3.5
		5.7

Comparative information has not been restated to reflect these adjustments, which principally arose due to revisions to the fair value of acquired property, plant and equipment and the recognition of additional deferred tax liabilities, because they are not material to the Group’s results or financial position.

129
Group Financial Statements

D. Financial effect of acquisitions

	Year ended 2 January 2010
	Acquiree’s carrying amount in accordance with IFRS $ million	Fair value adjustments $ million	Provisional fair value $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Net assets acquired
Intangible assets	–	5.9	5.9	37.4	11.0
Property, plant and equipment	9.3	(1.3)	8.0	9.2	7.0
Deferred tax assets	–	–	–	–	0.2
Inventories	10.6	(3.2)	7.4	12.4	2.6
Trade and other receivables	8.6	(1.4)	7.2	11.5	7.6
Income tax recoverable	–	–	–	1.2	–
Cash and cash equivalents	0.4	–	0.4	0.1	–
Bank and other loans	(7.4)	–	(7.4)	(0.4)	–
Obligations under finance leases	(0.4)	–	(0.4)	(0.4)	–
Trade and other payables	(10.3)	–	(10.3)	(8.9)	(4.4)
Income tax liabilities	(0.4)	–	(0.4)	(0.9)	(0.8)
Deferred tax liabilities	–	(6.9)	(6.9)	–	–
Provisions	–	–	–	(0.3)	–
Minority interest	4.6	2.0	6.6	(8.2)	1.0
	15.0	(4.9)	10.1	52.7	24.2
Goodwill on current year acquisitions			21.1	11.4	6.2
Adjustments to goodwill on prior year acquisitions			5.7	(3.0)	(14.2)
Consideration (including transaction costs)			36.9	61.1	16.2

The net cash outflow on acquisitions during the period was as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Consideration paid on current period acquisitions	25.5	65.5	15.2
Cash and cash equivalents acquired	(0.4)	(0.1)	–
Deferred consideration	1.4	–	–
Adjustment to consideration on prior period acquisitions	–	(0.4)	1.8
	26.5	65.0	17.0

Businesses acquired during 2009 contributed $10.9 million to the Group’s sales and reduced the Group’s profit for the year by $2.0 million. If these businesses had been acquired at the beginning of 2009, it is estimated that the Group’s sales would have been $16.0 million higher, at $4,196.1 million, in 2009, but it is not practicable to estimate what the Group’s profit for the year would have been because they did not prepare balance sheets in accordance with IFRS as at 3 January 2009.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

42. Disposals

A. Disposals

2008

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

Discontinued operations

Wiper Systems

On 29 June 2007, the Group completed the sale of Trico, which constituted the Group’s former Wiper Systems business segment.

B. Financial effect of disposals

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Proceeds
Cash	–	108.1	233.9
Deferred	–	–	17.6
Loan notes	–	11.8	16.8
	–	119.9	268.3
Net assets disposed of
Intangible assets	–	(1.0)	(0.6)
Property, plant and equipment	–	(35.7)	(63.5)
Investments in associates	–	(1.9)	–
Inventories	–	(16.7)	(94.2)
Trade and other receivables	–	(43.3)	(181.1)
Income tax recoverable	–	–	(1.0)
Cash and cash equivalents	–	(0.3)	(9.2)
Trade and other payables	–	25.5	120.4
Finance lease obligations	–	–	6.1
Deferred tax liabilities	–	2.3	1.2
Post-employment benefit obligations	–	1.9	3.8
Provisions	–	0.5	4.6
	–	(68.7)	(213.5)
Disposal costs	–	(3.3)	(7.2)
Curtailment gain on retained pension plan	–	2.0	–
Currency translation loss transferred from other comprehensive income	–	(6.7)	(28.8)
Gain on disposal	–	43.2	18.8

Attributable to:
– Continuing operations	–	43.2	76.0
– Discontinued operations	–	–	(57.2)
	–	43.2	18.8

131
Group Financial Statements

The net cash inflow on disposals during the period was as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Proceeds received on current period disposals	–	108.1	233.9
Disposal costs paid	–	(4.3)	(9.0)
Cash and cash equivalents disposed of	–	(0.3)	(9.2)
Proceeds received on prior period disposals	0.7	21.1	0.6
	0.7	124.6	216.3

43. Contingencies

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. Management does not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position.

44. Operating leases

The Group rents certain office premises and plant, equipment and vehicles under operating lease arrangements. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. During 2009, the operating lease rental expense was $59.5 million (2008: $55.1 million; 2007: $53.8 million).

As at 2 January 2010, the Group had outstanding commitments under non-cancellable operating leases of $241.0 million (3 January 2009: $229.5 million), falling due as follows:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Payments to be made:
– Within one year	46.2	41.3
– In the second to fifth years, inclusive	112.0	111.1
– After more than five years	82.8	77.1
	241.0	229.5

45. Capital commitments

As at 2 January 2010, the Group had entered into contractual commitments for the purchase of property, plant and equipment amounting to $20.8 million (3 January 2009: $18.7 million) and for the purchase of non-integral computer software amounting to $0.7 million (3 January 2009: $4.1 million).

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

46. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and, therefore, are not required to be disclosed in these financial statements. Details of transactions between the Group and other related parties are disclosed below.

A. Post-employment benefit plans

During 2009, the Group paid employer’s contributions amounting to $86.2 million (2008: $84.9 million; 2007: $113.4 million) to pension plans established for the benefit of its employees. As at 2 January 2010, an amount of $14.8 million (3 January 2009: $15.1 million) in respect of contributions due was included in other payables. In addition, during 2009, the Group paid benefits of $15.1 million (2008: $13.0 million; 2007: $15.6 million) to other post-employment benefit plans.

B. Compensation and interests of key management personnel

For the purposes of these disclosures, the Group regards its key management personnel as the Directors of the Company together with those persons who, in accordance with the Listing Rules of the UKLA, are regarded as discharging management responsibility.

Compensation paid or payable to key management personnel in respect of their services to the Group was as follows:

	Year ended 2 January 2010 $’000	Year ended 3 January 2009 $’000	Year ended 29 December 2007 $’000
Short-term employee benefits:
– Salaries and fees	4,928	6,064	6,667
– Bonus cash	3,397	1,504	4,080
– Benefits-in-kind	168	308	308
– Social security contributions	425	509	1,110
– Termination benefits	755	37	2,253
	9,673	8,422	14,418
Share-based incentives:
– Bonus shares	829	324	930
– Deferred shares	1,659	647	1,775
	2,488	971	2,705
Pension contributions	1,260	2,603	1,979
	13,421	11,996	19,102

As at 24 February 2010, the interests of key management personnel in the Company’s ordinary shares were as follows:

	Ordinary shares	Ordinary shares held as ADSs	Total
Directors	3,118,808	108,364	3,227,172
Other executive officers	1,119,566	170,600	1,290,166
	4,238,374	278,964	4,517,338

All of the above interests are beneficially owned and in aggregate comprise less than 1% of the Company’s issued ordinary shares.

133
Group Financial Statements

As at 24 February 2010, key management personnel held the following options over the Company’s ordinary shares:

				Number of options held
Scheme	Grant date	Expiry date	Exercise price	Directors	Other executive officers	Total
Premium Priced Option	11 February 2002	10 February 2012	197.00p	2,538,072	–	2,538,072
Premium Priced Option	11 February 2002	10 February 2012	276.00p	1,522,842	–	1,522,842
Premium Priced Option	11 February 2002	10 February 2012	345.00p	1,015,228	–	1,015,228
Ongoing Option	11 February 2002	10 February 2012	197.00p	550,000	–	550,000
ESOS 4	17 January 2003	16 January 2013	208.25p	1,440,576	–	1,440,576
ESOS 4	18 July 2003	17 July 2013	246.50p	–	200,000	200,000
ESOS 4	1 September 2003	31 August 2013	262.75p	–	150,000	150,000
ESOS 4	12 December 2003	11 December 2013	265.75p	1,228,880	335,000	1,563,880
ESOS 4	29 November 2004	28 November 2014	248.75p	1,331,030	440,000	1,771,030
Sharesave scheme	24 April 2009	30 November 2012	96.00p	9,531	–	9,531
Sharesave scheme	24 April 2009	30 November 2014	96.00p	–	16,302	16,302
				9,636,159	1,141,302	10,777,461

With the exception of options held under the Sharesave scheme, all options shown above have vested.

C. Associates

Sales to and purchases from associates were as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Sales	4.3	1.0	0.6
Purchases	(15.2)	(20.0)	(12.0)

Amounts outstanding in respect of these transactions were as follows:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Receivables	0.8	0.1
Payables	(1.2)	(1.0)

D. Entities controlled by minority shareholders

Sales to and purchases from entities controlled by minority shareholders were as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million
Sales	26.3	45.2	46.4
Purchases	(39.1)	(58.7)	(61.4)

Amounts outstanding in respect of these transactions were as follows:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Receivables	2.7	2.9
Payables	(2.7)	(4.7)

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

46. Related party transactions (continued)

E. Other related parties

Yantai Winhere Auto Part Manufacturing Co Ltd (‘Winhere’)

Dexon Investments Limited (‘Dexon’) is the minority shareholder in the Group’s 60% owned subsidiary, Winhere LLC. During 2008, Gates Winhere Automotive Pump Products (Yantai) Co Ltd, a wholly-owned subsidiary of Winhere LLC, purchased land and buildings for $1.8 million from Winhere, a fellow subsidiary of Dexon. At 3 January 2009, there was a nil balance outstanding in respect of this transaction.

Schrader Duncan Limited (‘Schrader Duncan’)

Schrader Duncan is an associate in which the Group holds a 50% interest. During the year, Tomkins plc and Cosmopolitan Investments (a fellow shareholder) each issued a guarantee in favour of the State Bank of India (‘the Bank’) in relation to any principal sum up to a maximum of 480 million Indian rupees ($10.2 million), together with interest and any other costs and charges due to the Bank in respect of credit facilities provided to Schrader Duncan. The Company and Cosmopolitan Investments are jointly and severally liable for the guaranteed amounts.

47. Exchange rates

The principal exchange rates used for translation purposes were as follows:

	Average rate			Closing rate
	Year ended 2 January 2010 $1=	Year ended 3 January 2009 $1=	Year ended 29 December 2007 $1=	As at 2 January 2010 $1=	As at 3 January 2009 $1=	As at 29 December 2007 $1=
Sterling	0.62	0.52	0.50	0.62	0.68	0.50
Canadian dollar	1.11	1.05	1.06	1.05	1.22	0.98
Euro	0.71	0.67	0.73	0.70	0.72	0.68
Mexican peso	13.51	11.13	10.92	13.09	13.75	10.90
Chinese yuan renminbi	6.84	6.95	7.62	6.83	6.85	7.30
Indian rupee	47.02	39.87	41.35	46.90	50.10	39.43

48. Subsequent event

On 26 February 2010, the Group acquired a 100% interest in Koch Filter Corporation (‘Koch’) for a total cash consideration of $35.5 million. Koch is a leading manufacturer of air filters for the non-residential filtration replacement market in the US.

135
Company Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the members of Tomkins plc

We have audited the individual financial statements of Tomkins plc (‘the Company’) for the year ended 2 January 2010 (‘the Company’s financial statements’) which comprise the Company’s balance sheet and the related notes 1 to 18. These financial statements have been prepared in accordance with applicable law and United Kingdom accounting standards (United Kingdom Generally Accepted Accounting Practice).

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

As explained more fully in the Statement of Directors’ Responsibilities, the Directors are responsible for the preparation of the Company’s financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the Company’s financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the Company’s financial statements

An audit involves obtaining evidence about the amounts and disclosures in the Company’s financial statements sufficient to give reasonable assurance that the Company’s financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

–	whether the accounting policies are appropriate to the Company’s circumstances and have been consistently applied and adequately disclosed;
–	the reasonableness of significant accounting estimates made by the Directors; and
–	the overall presentation of the Company’s financial statements.

Opinion on the Company’s financial statements

In our opinion the Company’s financial statements:

–	give a true and fair view of the state of the Company’s affairs as at 2 January 2010;
–	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
–	have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

–	the part of the Remuneration Committee report to be audited has been properly prepared in accordance with the Companies Act 2006; and
–	the information given in the Directors’ Report for the financial year for which the Company’s financial statements are prepared is consistent with those financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

–	adequate accounting records have not been kept by the Company, or returns adequate for our audit have not been received from branches not visited by us; or
–	the Company’s financial statements and the part of the Remuneration Committee report required to be audited are not in agreement with the accounting records and returns; or
–	certain disclosures of Directors’ remuneration specified by law are not made; or
–	we have not received all the information and explanations we require for our audit.

Other matter

We have reported separately on the consolidated financial statements of Tomkins plc and its subsidiaries for the year ended 2 January 2010.

John Murphy (Senior Statutory Auditor)

for and on behalf of Deloitte LLP

Chartered Accountants and Statutory Auditors

London, United Kingdom

26 February 2010

COMPANY BALANCE SHEET

		As at	As at
		2 January	3 January
		2010	2009
	Note	$ million	$ million
Fixed assets
Tangible assets	5	0.3	0.6
Investments in subsidiaries	6	3,154.0	3,129.5
		3,154.3	3,130.1
Current assets
Debtors:
– Amounts falling due within one year	7	14.0	1.4
– Amounts falling due after more than one year	7	22.5	204.6
		36.5	206.0
Creditors: amounts falling due within one year	8	(21.5)	(47.8)
Net current assets		15.0	158.2
Total assets less current liabilities		3,169.3	3,288.3
Creditors: amounts falling due after more than one year	9	(276.9)	(330.8)
Net assets before net pension liability		2,892.4	2,957.5
Net pension liability	11	(12.1)	(5.5)
Net assets		2,880.3	2,952.0
Capital and reserves
Ordinary share capital	14	79.6	79.6
Share premium account	14	799.2	799.1
Deferred shares	15	–	0.1
Own shares	16	(8.2)	(14.9)
Capital redemption reserve	17	921.8	921.7
Merger reserve	17	230.0	230.0
Capital reserve	17	112.6	112.6
Profit and loss account reserve	17	745.3	823.8
Shareholders’ funds		2,880.3	2,952.0

Approved by the Board on 26 February 2010 and signed on its behalf by:

J Nicol Director	J W Zimmerman Director

137
Company Financial Statements

NOTES TO THE FINANCIAL STATEMENTS

1. Principal accounting policies

A. Basis of preparation

The financial statements of Tomkins plc have been prepared on a going concern basis in accordance with applicable law and United Kingdom accounting standards (‘UK GAAP’) and, except as described under the heading ‘Financial instruments’, under the historical cost convention.

Except as noted below, the Company’s principal accounting policies are unchanged compared with the year ended 3 January 2009.

At the beginning of the current period, the Company adopted the following pronouncements that are relevant to its operations, none of which had any significant impact on its results or financial position:

–	Amendments to FRS 8 ‘Related Party Disclosures’
–	Amendment to FRS 20 ‘Share-based Payment – Vesting Conditions and Cancellations’
–	‘Improvements to Financial Reporting Standards 2008’

Retrospective application of the amendment to FRS 20 had the effect of decreasing profit for the period by $0.1 million to $322.3 million in 2008, and there was a corresponding increase in the credit to equity in relation to share-based incentives (there were no tax effects).

The Company is exempt from applying FRS 29 (IFRS 7) ‘Financial Instruments: Disclosures’ because the required disclosures are provided in the consolidated financial statements of the Company and its subsidiaries.

B. Accounting period

The Company’s annual financial statements are drawn up to the Saturday nearest 31 December. These financial statements cover the 52-week period from 4 January 2009 to 2 January 2010 (‘2009’) with comparative figures for the 53-week period from 30 December 2007 to 3 January 2009 (‘2008’).

C. Investments in subsidiaries

A subsidiary is an entity controlled, either directly or indirectly, by the Company, where control is the power to govern the financial and operating policies of the entity so as to obtain benefit from its activities. Investments in subsidiaries represent interests in the Company’s subsidiaries that are directly owned by the Company and are stated at cost less any provision for impairment.

D. Foreign currency translation

Transactions denominated in foreign currencies are translated into the Company’s functional currency at the exchange rate ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rate ruling on the balance sheet date. Currency translation differences are recognised in the profit and loss account.

E. Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation and any provision for impairment. Plant, equipment and vehicles are depreciated on a straight-line basis over their expected useful lives, which are in the range 2 to 20 years.

F. Financial instruments

(i) Bank and other loans

Bank and other loans are initially measured at fair value, net of directly attributable transaction costs, if any, and are subsequently measured at amortised cost using the effective interest rate method.

(ii) Derivative financial instruments

The Company uses derivative financial instruments to manage its exposure to exchange rate and interest rate movements. The Company does not hold or issue derivatives for speculative purposes.

Derivative financial instruments are recognised as assets and liabilities measured at their fair value at the balance sheet date. Changes in their fair value are recognised in the profit and loss account and this is likely to cause volatility in situations where the carrying value of the hedged item is not normally adjusted to reflect fair value changes arising from the hedged risk. Provided the conditions specified by FRS 26 (IAS 39) ‘Financial Instruments: Recognition and Measurement’ are met, hedge accounting may be used to mitigate such volatility.

Management has designated certain hedging relationships as fair value hedges whereby the carrying amount of the hedged asset or liability is adjusted by the change in its fair value attributable to the hedged risk and the resulting gain or loss is recognised in the profit and loss account where, to the extent that the hedge is effective, it offsets the change in the fair value of the hedging instrument.

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

(v) Own shares

Own shares represent the Company’s ordinary shares that are held by the Company in treasury or by sponsored ESOP trusts in relation to the Group’s employee share schemes. Own shares are measured at cost and are presented as a deduction from shareholders’ funds. Gains or losses on the sale or transfer of own shares are recognised directly in reserves.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

1. Principal accounting policies (continued)

G. Retirement benefits

Retirement benefits comprise pension benefits provided to employees in the UK.

For defined contribution plans, the pension cost represents the Company’s contributions to the plans and is recognised in the profit and loss account in the period in which the contributions fall due.

For defined benefit plans, the pension cost is determined based on actuarial valuations of each of the plans that are carried out annually at the Company’s balance sheet date by independent qualified actuaries. Plan assets are measured at their fair value at the balance sheet date. Benefit obligations are measured on an actuarial basis using the projected unit credit method.

The cost of defined benefit plans recognised in the profit and loss account comprises the net total of the current service cost, the past service cost, the expected return on plan assets, the interest cost and the effect of curtailments or settlements. The current service cost represents the increase in the present value of the plan liabilities expected to arise from employee service in the current period. The past service cost is the change in the benefit obligation that results from changes in the benefits payable in respect of employee service in prior periods. The past service cost may be either positive or negative and is recognised in the profit and loss account on a straight-line basis over the vesting period, or immediately if the benefits have vested. The expected return on plan assets is based on market expectations, at the beginning of the period, of future returns over the life of the benefit obligation. The interest cost represents the increase in the benefit obligation due to the passage of time. The discount rate used is determined at the balance sheet date by reference to market yields on high-quality corporate bonds. Gains or losses on curtailments or settlements are recognised in the profit and loss account in the period in which the curtailment or settlement occurs.

Actuarial gains and losses, which represent differences between the expected and actual returns on the plan assets and the effect of changes in actuarial assumptions, are included in other recognised gains and losses in the period in which they occur.

The net pension liability or asset recognised in the balance sheet comprises the net total for each plan of the present value of the benefit obligation at the balance sheet date, minus any past service costs not yet recognised, minus the fair value of the plan assets, at the balance sheet date and is stated net of deferred tax. Where a plan is in surplus, the asset recognised is limited to the present value of any amounts that the Company expects to recover by way of refunds or a reduction in future contributions.

H. Share-based incentives

Share-based incentives are provided to certain employees under the Company’s share option, bonus and other share award schemes. The Company recognises a compensation expense in respect of these schemes that is based on the fair value of the awards, measured using either the Black-Scholes option-pricing formula or the Monte Carlo valuation model. Fair value is determined at the date of grant and reflects market performance conditions and all non-vesting conditions. Fair value is not subsequently remeasured unless the conditions on which the award was granted are modified.

Generally, the compensation expense is recognised on a straight-line basis over the vesting period. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy a service condition or a non-market performance condition. In the event of a cancellation, whether by the Company or by a participating employee, the compensation expense that would have been recognised over the remainder of the vesting period is recognised immediately in the profit and loss account.

When the Company grants rights over its own shares to the employees of a subsidiary, it recognises the compensation expense recognised by the subsidiary, less any amounts charged to the subsidiary, as a capital contribution to the subsidiary.

I. Taxation

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

J. Dividends on ordinary shares

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

139
Company Financial Statements

2. Profit for the period

As permitted by section 408 of the Companies Act 2006, the Directors have elected not to present the profit and loss account of the Company. The Company’s loss for the period was $35.5 million (2008: profit of $322.3 million).

3. Dividends on ordinary shares

	Year ended 2 January 2010 per share	Year ended 3 January 2009 per share
Paid or proposed in respect of the period
Interim dividend	3.50c	11.02c
Final dividend	6.50c	2.00c
	10.00c	13.02c

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
Recognised in the period
Interim dividend for the period of 3.50c (2008: 11.02c) per share	30.9	97.1
Final dividend for the prior period of 2.00c (2008: 16.66c) per share	17.4	149.1
	48.3	246.2

Since 2008, the Company’s dividends have been declared in US dollars. The final dividend for 2007 was declared and paid in sterling and has been translated into US dollars at the exchange rate on the date of payment.

The Directors propose a final dividend for 2009 of 6.50c per share that, subject to approval by shareholders, will be paid on 10 June 2010 to shareholders on the register on 7 May 2010.

Based on the number of ordinary shares currently in issue, the final dividend for 2009 is expected to amount to $57.4 million.

4. Auditors’ remuneration

Fees payable to the Company’s auditors, Deloitte LLP, in respect of the audit of the Company’s accounts were $60,000 (2008: $65,000).

Fees payable to Deloitte LLP in respect of the audit of the Company’s associated pension schemes were $48,800 (2008: $51,600).

Fees payable to Deloitte LLP and its associates for non-audit services to the Company and its associated pension schemes are not presented in these accounts because they are included in the disclosures that are presented in the consolidated financial statements of the Company and its subsidiaries.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

5. Tangible fixed assets

	Long leasehold property $ million	Plant, equipment and vehicles $ million	Total $ million
Cost
As at 3 January 2009 and 2 January 2010	0.2	4.4	4.6

Accumulated depreciation
As at 3 January 2009	–	4.0	4.0
Depreciation charge for the period	–	0.3	0.3
As at 2 January 2010	–	4.3	4.3

Net book value
As at 3 January 2009	0.2	0.4	0.6
As at 2 January 2010	0.2	0.1	0.3

6. Investments in subsidiaries

$ million
Cost and net book value
As at 3 January 2009	3,129.5
Additions	24.5
As at 2 January 2010	3,154.0

Details of the Company’s principal subsidiaries are set out on page 150. A complete list of the Company’s subsidiaries will be filed with the Company’s next annual return.

7. Debtors

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Amounts falling due within one year
Amounts owed by subsidiaries	13.0	0.2
Other taxes and social security	0.2	0.1
Prepayments and accrued income	0.5	0.5
Other debtors	0.3	0.6
	14.0	1.4
Amounts falling due after more than one year
Amounts owed by subsidiaries	5.9	188.5
Derivative financial instruments (see note 10)	16.6	16.1
	22.5	204.6
	36.5	206.0

The amounts owed by Group undertakings classified as falling due after more than one year have no specified terms of repayment and are intended to be settled on a net basis. The Company has given an undertaking to the counterparties that it will not require settlement within one year of the balance sheet date. Generally, these amounts bear interest at floating rates based on prevailing market interest rates applicable to the currencies in which they are denominated.

141
Company Financial Statements

8. Creditors: amounts falling due within one year

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Trade creditors	1.1	0.5
Bank overdrafts – unsecured	1.0	1.0
Loan notes – unsecured	0.3	0.3
Other loans – unsecured (see note 9)	1.8	1.6
Amounts owed to subsidiaries	–	16.6
Other taxes and social security	0.3	0.3
Accruals and deferred income	10.3	14.9
Other creditors	6.7	12.6
	21.5	47.8

The loan notes must be repaid at par, by the Company on 30 June 2012. Until that time, in certain circumstances, the noteholders have the right to require full or part repayment, at par, half-yearly on 30 June and 31 December and for this reason they are classified as current liabilities.

9. Creditors: amounts falling due after more than one year

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Other loans – unsecured	254.7	231.8
Amounts owed to subsidiaries	12.5	94.1
Accruals and deferred income	5.3	4.9
Other creditors	4.4	–
	276.9	330.8

Other loans

Other loans comprise a £150 million bond drawn down by the Company under the Group’s EMTN Programme. The bond is repayable at par on 20 December 2011 and bears interest at a fixed rate of 8% per annum.

The carrying amount of other loans may be analysed as follows:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Maturity analysis:
– Within one year	1.8	1.6
– Between one and two years	254.7	0.9
– Between two and five years	–	230.9
	256.5	233.4

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

9. Creditors: amounts falling due after more than one year (continued)

The carrying amount of other loans may be reconciled to the principal amount outstanding as follows:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Carrying amount	256.5	233.4
Accrued interest payable	(0.7)	(0.7)
Unamortised transaction costs	0.2	0.3
Fair value hedge adjustment (see note 10)	(14.1)	(13.8)
Principal amount	241.9	219.2

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

10. Derivative financial instruments

The Company holds derivative financial instruments in accordance with the Group’s policy in relation to financial risk management. Details of that policy are set out in note 33 of the consolidated financial statements of the Company and its subsidiaries.

The carrying value of derivative financial instruments held by the Company was as follows:

	As at 2 January 2010		As at 3 January 2009
	Assets $ million	Liabilities $ million	Assets $ million	Liabilities $ million
Carrying value
Interest rate swaps	16.6	–	16.1	–

Interest rate swaps are used to swap borrowings by the Company under the Group’s EMTN Programme from fixed interest rates to floating interest rates. These contracts have been designated as fair value hedges in relation to the borrowings but they ceased to be effective for accounting purposes during 2009.

During 2009, the Company recognised a fair value loss of $1.4 million (2008: gain of $18.9 million) in relation to these contracts and the carrying amount of the hedged borrowings was decreased by $1.1 million (2008: increased by $20.1 million) to reflect the change in the fair value of the borrowings attributable to the hedged risk while the hedges were effective and the amortisation of the transitional adjustment that was recognised on adoption of FRS 26. During 2009, a net loss of $0.3 million (2008: net loss of $1.2 million) was, therefore, recognised in the profit and loss account in relation to these hedges.

The profile of interest rate swaps held by the Company was as follows:

		Interest rate
	Notional principal amount £ million	Payable Variable	Receivable Fixed	Variable rate index
As at 2 January 2010
Maturity date – December 2011	150.0	3.4%	8.0%	6 month LIBOR

As at 3 January 2009
Maturity date – December 2011	150.0	5.7%	8.0%	6 month LIBOR

143
Company Financial Statements

11. Pensions

A. Defined benefit plans

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

The defined benefit pension plans operated by the Company are closed to new entrants.

The principal assumptions used in the actuarial valuations of the defined benefit pension plans were as follows:

	As at 2 January 2010 % per annum	As at 3 January 2009 % per annum
Salary increases	4.50%	4.00%
Increase to pensions in payment	3.50%	3.00%
Increase to deferred pensions	3.50%	3.00%
Long-term rate of return on plan assets	6.31%	6.31%
Discount rate	5.75%	6.50%
Inflation rate	3.50%	3.00%

The current life expectancies underlying the value of accrued liabilities were as follows:

		As at 2 January 2010	As at 3 January 2009
Current pensioners (at age 65)	– male	21.5 years	21.5 years
	– female	24.5 years	24.5 years
Future pensioners (at age 65)	– male	22.5 years	22.5 years
	– female	25.5 years	25.5 years

The fair value of the plan assets and the expected rates of return were as follows:

	As at 2 January 2010		As at 3 January 2009		As at 29 December 2007
	Long-term expected rate of return % per annum	Fair value $ million	Long-term expected rate of return % per annum	Fair value $ million	Long-term expected rate of return % per annum	Fair value $ million
Equities	7.80%	108.9	8.00%	100.9	7.95%	160.0
Bonds	5.00%	139.1	5.15%	106.8	5.25% – 5.75%	153.7
Other assets	4.20%	–	4.30%	0.6	4.85%	1.2
		248.0		208.3		314.9

The actual return on plan assets was 7.7% (2008: loss of 5.1%).

The net pension liability may be analysed as follows:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Present value of plan liabilities:
– Funded	251.4	193.0
– Unfunded	0.1	0.1
	251.5	193.1
Fair value of plan assets	(248.0)	(208.3)
Deficit/(surplus) in the plans	3.5	(15.2)
Unrecognised surplus	8.6	20.7
Net pension liability	12.1	5.5

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

11. Pensions (continued)

A. Defined benefit plans (continued)

Changes in the present value of the benefit obligation were as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
At the beginning of the period	193.1	290.6
Current service cost	0.5	0.9
Interest cost	13.4	15.7
Net actuarial loss/(gain)	36.4	(22.4)
	243.4	284.8
Employees’ contributions	0.1	0.1
Benefits paid	(11.9)	(13.5)
Foreign currency translation	19.9	(78.3)
At the end of the period	251.5	193.1

Changes in the fair value of plan assets were as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
At the beginning of the period	208.3	314.9
Expected return on plan assets	13.1	16.1
Net actuarial gain/(loss)	2.9	(32.1)
	224.3	298.9
Employer’s contributions	12.6	5.6
Employees’ contributions	–	0.1
Benefits paid	(11.9)	(13.5)
Foreign currency translation	23.0	(82.8)
At the end of the period	248.0	208.3

Plan assets do not include any of the Company’s or the Group’s own financial instruments, nor any property or other assets used by the Company or the Group.

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

145
Company Financial Statements

Actuarial gains and losses recognised in relation to the defined benefit plans were as follows:

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 29 December 2007 $ million	Year ended 30 December 2006 $ million	Year ended 31 December 2005 $ million
At the end of the period
Present value of the benefit obligation	251.5	193.1	290.6	302.4	276.9
Fair value of plan assets	(248.0)	(208.3)	(314.9)	(300.6)	(260.8)
Deficit/(surplus) in the plan	3.5	(15.2)	(24.3)	1.8	16.1

Recognised in the period
Net actuarial gain/(loss) on plan assets	2.9	(32.1)	0.6	(3.3)	21.5
Net actuarial (loss)/gain on benefit obligation	(36.4)	22.4	20.1	12.9	(32.4)
	(33.5)	(9.7)	20.7	9.6	(10.9)

As at 2 January 2010, the cumulative net actuarial loss recognised in the statement of total recognised gains and losses amounted to $49.0 million (3 January 2009: $15.5 million).

The Company expects to contribute approximately $12.5 million to the defined benefit pension plans in 2010.

B. Defined contribution schemes

The Company makes contributions to the personal pension arrangements of employees who are not eligible, or chose not, to participate in its deferred benefit plans. Contributions payable by the Company to these arrangements amounted to $0.1 million (2008: $nil). At the balance sheet date, the Group had not paid over to the plans contributions due amounting to $0.1 million (3 January 2009: $nil). All amounts due for the period were paid over subsequent to the balance sheet date.

12. Share-based incentives

A. Background

The Company operates a number of share-based compensation arrangements to provide incentives to the Group’s senior executives and other eligible employees. Details of the schemes in respect of which options and awards are outstanding are set out in the Remuneration Committee report.

Although the Company’s ordinary shares are denominated in US dollars, they are quoted in sterling on the London Stock Exchange.

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

Options continue to be granted from time to time under the Company’s Sharesave Scheme, which is restricted to employees who are resident for tax purposes in the UK. It offers eligible employees the option to buy ordinary shares in Tomkins plc after a period of three, five or seven years, funded from the proceeds of a savings contract to which employees may contribute up to £250 per month.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

12. Share-based incentives (continued)

B. Share options (continued)

In 2009, the compensation expense recognised in respect of share options was $0.1 million (2008: $nil).

Changes in the total number of share options outstanding to employees of the Company during the period were as follows:

	Year ended 2 January 2010		Year ended 3 January 2009
	Options Number	Weighted average exercise price Pence	Options Number	Weighted average exercise price Pence
Outstanding at the beginning of the period	9,802,658	241.34	10,602,911	243.06
Granted during the period	220,281	96.00	117,551	140.20
Forfeited during the period	–	–	(32,872)	225.28
Cancelled during the period	(103,473)	138.56	(76,406)	208.47
Lapsed during the period	(58,628)	205.39	(808,526)	252.96
Outstanding at the end of the period	9,860,838	239.39	9,802,658	241.34
Exercisable at the end of the period	9,623,128	242.73	9,623,128	242.73

No options were exercised during 2009 or 2008.

The fair value of options granted under the Sharesave Scheme was measured at their respective grant dates using the Black-Scholes option-pricing formula based on the following assumptions:

	Year ended 2 January 2010	Year ended 3 January 2009
Weighted average fair value	68.20p	37.66p
Weighted average assumptions:
– Share price	161.75p	176.75p
– Exercise price	96.00p	140.20p
– Expected volatility	33.39%	24.46%
– Expected life	4.42 years	4.47 years
– Risk-free interest rate	3.74%	4.55%
– Expected dividends	6.25p	13.89p

Expected volatility was determined based on the historical volatility of the market price of the Company’s ordinary shares over the expected life of the options. Adjustments have been made to the expected life used in the model to reflect the effects of non-transferability, exercise restrictions and behavioural considerations.

The weighted average contractual life of share options outstanding to the Company’s employees at the end of the period was as follows:

	As at 2 January 2010		As at 3 January 2009
	Outstanding Number	Weighted average remaining contractual life Years	Outstanding Number	Weighted average remaining contractual life Years
Range of exercise prices:
– Less than 100p	203,979	4.02	–	–
– 100p to 150p	27,426	2.76	107,948	4.16
– 151p to 200p	3,088,072	2.11	3,088,072	3.10
– 201p to 250p	2,769,411	3.93	2,832,842	4.84
– 251p to 300p	2,756,722	2.93	2,758,568	3.92
– 301p and higher	1,015,228	2.11	1,015,228	3.10
	9,860,838		9,802,658

147
Company Financial Statements

C. Other awards

The Company’s principal ongoing share-based compensation arrangements are the ABIP and the PSP. Both are restricted to the Company’s senior executives. In 2009, the IBP was introduced as a temporary, one-year substitute for the ABIP.

The ABIP provides awards of Restricted Award Shares and Deferred Award Shares based on the ‘bonusable profit’ of the business for which the participants have responsibility. Restricted Award Shares normally vest after a period of three years. Dividends are paid on the Restricted Award Shares. Deferred Award Shares normally vest after a period of three years, conditional on the participant’s continued employment with the Group. Dividends are not paid on the Deferred Award Shares until they have vested. During 2009, awards were granted over 173,711 ordinary shares (2008: 180,348 ordinary shares) under the ABIP in relation to bonuses earned in 2008. The IBP differs from the ABIP only in that awards made under the plan are based on the trading cash flow of the business for which the participants have responsibility and on the attainment of strategic achievement milestones that are set for each of the participants. Awards over shares under the IBP are expected to be made in March 2010. In 2009, an accrual of $0.4 million was recognised in respect of the Restricted Award Shares to be awarded under the IBP.

The PSP provides awards of shares which vest after a period of three years, conditional on the Group’s total shareholder return relative to its cost of equity over the vesting period and the participant’s continued employment with the Group. During 2009, awards were granted over 1,838,839 ordinary shares under the PSP (2008: 2,103,039 ordinary shares).

The fair value of awards made under the ABIP is measured based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. The weighted average fair value of awards made under these schemes during the period was 130.46p (2008: 129.34p).

The fair value of awards made under the PSP was measured at their respective grant dates using the Monte Carlo valuation model based on the following assumptions:

	Year ended 2 January 2010	Year ended 3 January 2009
Weighted average fair value	53.40p	34.20p
Weighted average assumptions:
– Expected volatility	46.38%	37.49%
– Expected life	3.00 years	3.00 years
– Risk-free interest rate	2.17%	4.57%
– Dividend yield	3.88%	9.97%

Expected volatility was determined based on the historical volatility of the market price of the Company’s ordinary shares over the expected life of the awards.

In 2009, the compensation expense recognised in respect of other awards was $2.4 million (2008: $2.3 million).

13. Deferred tax

At present, the Company does not recognise deferred tax assets because their future recoverability is uncertain due to the extent of forecast tax losses available for surrender within the UK tax group to which the Company belongs. Deferred tax assets will be recognised when it is considered more likely than not that they will be recovered.

Deferred tax assets not recognised were as follows:

	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Depreciation in excess of tax allowances	1.2	1.6
Share-based incentives	0.4	0.3
Pensions	3.4	1.5
Other timing differences	1.2	1.5
	6.2	4.9

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

14. Ordinary shares

	Number of shares	Nominal value $ million
Ordinary shares of 9c each
Authorised
As at 3 January 2009 and 2 January 2010	1,585,164,220	142.7

Allotted, issued and fully paid shares

	Number of shares	Ordinary share capital $ million	Share premium account $ million	Total $ million
As at 3 January 2009	884,151,772	79.6	799.1	878.7
Shares issued during the period:
– Exercise of employee share options	45,000	–	0.1	0.1
As at 2 January 2010	884,196,772	79.6	799.2	878.8

15. Deferred shares

	Authorised		Allotted, issued and fully paid
	Number of shares	Nominal value £	Number of shares	Share capital $ million
Deferred shares of £1 each
As at 3 January 2009	50,000	50,000	50,000	0.1
Cancellation of deferred shares	(50,000)	(50,000)	(50,000)	(0.1)
As at 2 January 2010	–	–	–	–

When the Company redenominated its ordinary shares from sterling to US dollars in 2008, it was required by law to have a minimum share capital of £50,000 denominated in sterling. The deferred shares were issued to meet this requirement, which was removed on the implementation of section 542 of the Companies Act 2006 on 1 October 2009. Accordingly, the Company bought back and cancelled the deferred shares on 16 December 2009 and transferred the nominal amount of the shares to the capital redemption reserve in accordance with the applicable capital maintenance rules.

16. Own shares

	Number of shares	$ million
As at 3 January 2009	3,658,550	14.9
Own shares purchased	636,762	1.4
Transfer of own shares	(1,752,118)	(8.1)
As at 2 January 2010	2,543,194	8.2

Own shares represent the cost of the Company’s ordinary shares acquired to meet the Group’s expected obligations under employee share schemes. Dividends relating to own shares held have been waived with the exception of those that are payable to participants in the relevant schemes.

As at 2 January 2010, 904,632 ordinary shares (3 January 2009: 1,143,076 ordinary shares) were held in trust and 1,638,562 ordinary shares (3 January 2009: 2,515,474 ordinary shares) were held as treasury shares.

As at 2 January 2010, the market value of own shares held was $7.9 million (3 January 2009: $7.1 million).

149
Company Financial Statements

17. Other reserves

	Capital redemption reserve $ million	Merger reserve $ million	Capital reserve $ million	Profit and loss account reserve $ million	Total $ million
As at 3 January 2009	921.7	230.0	112.6	823.8	2,088.1
Loss for the period attributable to equity shareholders	–	–	–	(35.5)	(35.5)
Other recognised gains and losses:
– Retirement benefits
Net actuarial loss	–	–	–	(33.5)	(33.5)
Adjustment for unrecognised surplus	–	–	–	15.2	15.2
	–	–	–	(18.3)	(18.3)
Total recognised gains and losses	–	–	–	(53.8)	(53.8)
Other changes in shareholders’ funds:
– Transfer of own shares	–	–	–	(2.0)	(2.0)
– Loss on cancellation of deferred shares	0.1	–	–	–	0.1
– Cost of share-based incentives	–	–	–	2.5	2.5
– Capital contribution to subsidiaries	–	–	–	23.1	23.1
– Dividends paid on ordinary shares	–	–	–	(48.3)	(48.3)
	0.1	–	–	(24.7)	(24.6)
As at 2 January 2010	921.8	230.0	112.6	745.3	2,009.7

18. Guarantees

The Company has guaranteed the borrowing facilities of certain subsidiaries. As at 2 January 2010, these facilities totalled $1,371.1 million (3 January 2009: $1,348.3 million) against which $509.8 million (3 January 2009: $676.0 million) had been drawn.

The Company has also guaranteed certain property leases and performance bonds entered into in the ordinary course of business by certain of its subsidiaries.

PRINCIPAL SUBSIDIARIES AND ASSOCIATES

Details of the Company’s principal trading subsidiaries and associates as at 2 January 2010 are set out below. Each entity is wholly owned by the Group and is registered in England and Wales, unless otherwise stated. A complete list of the Company’s subsidiaries and associates will be filed with the Company’s annual return.

Industrial & Automotive
A.E. Hydraulic (Pte) Ltd	Gates Fleximak Ltd	Gates (U.K.) Ltd	Hydrolink Co. LLC
Hydraulic and industrial hose	Flexible fluid transfer products	Belts and couplings	Fluid engineering services
solutions and services	British Virgin Islands	Scotland	provider
Singapore			United Arab Emirates
	Gates Fluid Power	Gates Unitta Asia
Dexter Axle Company Inc	Technologies (Changzhou) Ltd	Kabushikikaishu	Ideal Internacional SA*
Manufactured housing, mobile	Hose	(ordinary shares – 51% owned)	(ordinary shares – 40% owned)
home and trailer products	China	Belts	Hose clamps
US		Japan	Mexico
Gates (India) Private Ltd
Dexter Chassis Group Inc.	Hose	Gates Unitta Asia Trading	Plews Inc
Recreational vehicle frames	India	Company Pte Ltd	Lubrication tools
US		(ordinary shares – 51% owned)	US
	Gates Korea Company Ltd	Belts
Eifeler Maschinenbau GmbH	(ordinary shares – 51% owned)	Singapore	Pyung Hwa CMB Co Ltd*
Hydraulic tube fittings	Belts		(ordinary shares – 21% owned)
Germany	Korea	Gates Unitta India	Belts
		Company Private Ltd	Korea
Epicor Industries Inc	Gates Mectrol Inc	(ordinary shares – 51% owned)
Hose clamps	Belts	Belts	Schrader SAS
US	US	India	Valves and fittings
France
Gates GmbH	Gates de Mexico SA de CV	Gates Unitta Korea
Belts	Belts and hose	Company Ltd	Schrader Bridgeport Brasil Ltd
Germany	Mexico	(ordinary shares – 51% owned)	Valves and fittings
		Belts	Brazil
Gates SAS	Gates Polska S.p.z.o.o.	Korea
Belts, hose and couplings	Belts		Schrader-Bridgeport
France	Poland	Gates Unitta Power	International Inc
		Transmission (Shanghai) Ltd	Valves and fittings
Gates Argentina SA	Gates PT Spain SA	(ordinary shares – 51% owned)	US
Belt and hose distributor	Belts and hose	Belts
Argentina	Spain	China	Schrader Duncan Ltd*
(ordinary shares – 50% owned)
Gates Australia Pty Ltd	The Gates Corporation	Gates Unitta Power	Valves and fittings
Belt and hose distributor	Belts and hose	Transmission (Suzhou) Ltd	India
Australia	US	(ordinary shares – 51% owned)
		Belts	Schrader Electronics Ltd
Gates do Brasil Industria	Gates Powertrain Plastik	China	Automotive electronics
e Comercio Ltda	Metal ve Makina Sanayi		Northern Ireland
Belts and hose	ve Ticaret Limited Sirketi	Gates Unitta (Thailand)
Brazil	Oil pumps and tensioners	Company Ltd	Schrader Engineered Products
	Turkey	(ordinary shares – 51% owned)	(Kunshan) Co Ltd
Gates Canada Inc		Belts	Valves and fittings
Belts, hose, and powertrain	Gates Rubber Company	Thailand	China
components, systems and	(Singapore) Pte Ltd
assemblies	Hose distributor	Gates Winhere Automotive
Canada	Singapore	Pump Products (Yantai) Co Ltd
(ordinary shares – 60% owned)
Gates Europe NV	Gates Rubber (Shanghai) Co Ltd	Automotive pumps
Belts and hose	Hose distributor	China
Belgium	China

Building Products
Air System Components Inc	NRG Industries Inc	Ruskin Company	Ruskin (Thailand) Co Ltd
Heating, ventilating and air	Commercial air conditioning	Air, fire and smoke dampers,	Commercial and industrial air,
conditioning components	components	louvres and fibreglass products	fire/smoke and control dampers
US	US	US	Thailand

Hart & Cooley Inc	Rolastar Pvt Ltd	Ruskin Air Management Ltd	Selkirk Americas LP
Heating, ventilating and air	Duct manufacturer	Air handling products and louvred	Chimney, venting and air
conditioning components	India	windows	distribution products
US		US	US

Aquatic Co. (formerly Lasco
Bathware Inc)
Fibreglass and acrylic baths and
whirlpools
US
*Associate

EXPLANATION OF KEY PERFORMANCE MEASURES

Background

We assess the financial performance of our businesses using a variety of measures. Certain of these measures are particularly important and we have termed them ‘key performance measures’. We refer to these measures in the Directors’ Report and use them in presentations to investors.

A summary of the key performance measures is presented on pages 12 and 13. In this section, we explain the relevance of each of the key performance measures and, if they cannot be derived directly from the consolidated financial statements, show how they are calculated. Some of these measures are termed ‘non-GAAP measures’ because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. We present below a reconciliation of each of the non-GAAP measures to the most directly comparable measure calculated and presented in accordance with IFRS and discuss its limitations. We do not regard these non-GAAP measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS or those calculated using financial measures that are calculated in accordance with IFRS. The non-GAAP measures described below may not be directly comparable with similarly-titled measures used by other companies.

We assess the non-financial performance of our businesses using measures that are discussed under the heading ‘Corporate Social Responsibility’ on pages 38 and 39.

Adjusted operating profit

Adjusted operating profit is the measure used by the Board to assess the trading performance of our businesses and is therefore the measure of segment profit that we present under IFRS.

Adjusted operating profit is also presented on a consolidated basis because management believes it is important to consider the Group’s profitability on a basis consistent with that of its operating segments. When presented on a consolidated basis, adjusted operating profit is a non-GAAP measure.

Adjusted operating profit represents operating profit before specific items that are considered to hinder comparison of the trading performance of our businesses either year-on-year or with other businesses. Management believes that adjusted operating profit should, therefore, be made available to investors to assist in their assessment of the trading performance of our businesses.

During the periods under review, the items excluded from operating profit in arriving at adjusted operating profit were:

(a)	the amortisation of intangible assets arising on acquisitions;
(b)	impairments, comprising impairments of goodwill and intangible assets arising on acquisitions and material impairments of other assets;
(c)	restructuring costs;
(d)	the net gain or loss on disposals and on the exit of businesses; and
(e)	in 2009, the gain recognised on amendments to certain post-employment benefit plans in North America.

Goodwill and intangible assets arising on acquisitions are assets that are recognised only as a consequence of the required accounting for business combinations under IFRS. We, therefore, exclude the amortisation and any impairment of these assets from adjusted operating profit because these items hinder comparison of the trading performance of businesses that we have acquired with that of our other businesses.

Other items are excluded from adjusted operating profit because they are individually or collectively material items that are not considered to be representative of the trading performance of our businesses during the periods under review. Restructuring costs and the net gain or loss on disposals and on the exit of businesses reflect specific actions taken by management to improve the Group’s future profitability; impairments of long-lived assets represent the excess of their carrying amount over the amount that is expected to be recovered from them in the future; and the gain recognised on the amendments to certain post-employment benefit plans in North America represents reductions in the benefit obligations recognised in respect of the past service of participating employees.

Adjusted operating profit excludes items that can have a significant effect on the Group’s profit or loss and should, therefore, be used in conjunction with, not as a substitute for, operating profit. Management compensates for these limitations by separately monitoring the items that are excluded from operating profit in arriving at adjusted operating profit.

	2009 $m	2008 $m	2007 $m
Total operations
Adjusted operating profit:
– Continuing operations	249.8	402.9	530.2
– Discontinued operations	–	–	3.7
	249.8	402.9	533.9

Reconciliation of operating profit to adjusted operating profit for the Group’s continuing operations are presented on page 154.

Adjusted operating margin

Adjusted operating margin represents adjusted operating profit expressed as a percentage of sales and is a non-GAAP measure when presented on a consolidated basis.

We use adjusted operating margin to measure the success of our businesses in managing their cost base and improving profitability.

	2009 $m	2008 $m	2007 $m
Continuing operations
Sales	4,180.1	5,515.9	5,886.1
Adjusted operating profit	249.8	402.9	530.2
Adjusted operating margin	6.0%	7.3%	9.0%

EXPLANATION OF KEY PERFORMANCE MEASURES (CONTINUED)

Underlying change in sales and adjusted operating profit

We use the underlying change in sales and adjusted operating profit to measure the organic growth of our businesses relative to each other, to our end markets and to our competitors.

We define the underlying change in a performance measure as the year-on-year change excluding the effect of exchange rate fluctuations on the translation into US dollars of the results of certain of the Group’s operations and the contribution before organic growth of businesses that were acquired or disposed of during the current and prior years.

Underlying changes in sales and adjusted operating profit are non-GAAP measures. Reconciliations identifying the underlying change in sales and adjusted operating profit for the Group’s continuing operations are presented on pages 156 to 158.

	2009%	2008%	2007%
Continuing operations
Underlying change:
– Sales	(20.0)	(5.6)	0.9
– Adjusted operating profit	(32.3)	(25.7)	(4.2)

Underlying changes in sales and adjusted operating profit do not reflect the potentially significant effect on the Group’s profit or loss of exchange rate fluctuations and recent acquisitions and disposals. Accordingly, management uses these measures in conjunction with, not as substitutes for, sales and operating profit reported in accordance with IFRS.

Adjusted earnings per share

Adjusted earnings per share is a non-GAAP measure that is based on earnings from continuing operations adjusted for the specific items excluded from operating profit in arriving at adjusted operating profit and the tax effects of those items.

As explained under the heading ‘Adjusted operating profit’ above, management considers that the items excluded in arriving at adjusted operating profit hinder comparison of the trading performance of our businesses. Management, therefore, believes that adjusted earnings per share is useful to investors in assessing the Group’s ability to generate earnings and provides a basis for assessing the value of the Company’s ordinary shares (for example, by way of price earnings multiples).

Adjusted basic and diluted earnings per share are calculated using the average number of shares that would be used in calculating the equivalent measures under IFRS, as described in note 15 to the consolidated financial statements.

Reconciliations of adjusted basic and diluted earnings per share to basic and diluted earnings per share calculated under IFRS are presented on page 154.

Adjusted earnings per share measures do not reflect items that can have a significant effect on the Group’s profit or loss and should, therefore, be used in conjunction with, not as substitutes for, the earnings per share measures defined under IFRS.

	2009	2008	2007
Continuing operations
Adjusted EPS:
– Basic	14.86c	26.03c	37.55c
– Diluted	14.81c	25.96c	37.10c

Trading cash flow (previously referred to as ‘operating cash flow’)

Trading cash flow is a non-GAAP measure that we use as a measure of the cash generated by our businesses from their trading activities.

Trading cash flow represents cash generated from operations less net capital expenditure (cash outflows on the purchase of property, plant and equipment and non-integral computer software, less proceeds on the disposal of property, plant and equipment).

A reconciliation of cash generated from operations to trading cash flow is presented in the analysis of the movement in net debt on page 159

	2009 $m	2008 $m	2007 $m
Total operations
Trading cash flow	422.0	442.8	441.8

Trading cash flow reflects net capital expenditure which may fluctuate considerably from one year to another in an individual business, depending on the timing of capital projects and asset disposals. Management, therefore, uses trading cash flow in conjunction with, not as a substitute for, cash generated from operations in assessing the cash generation of the Group’s businesses.

Cash conversion

Cash conversion is a non-GAAP measure that we use as a measure of the efficiency of our businesses in converting their trading results into cash.

Cash conversion represents trading cash flow before cash outflows relating to restructuring projects, expressed as a percentage of adjusted operating profit.

$ million, unless stated otherwise	2009	2008	2007
Total operations
Trading cash flow	422.0	442.8	441.8
Adjusted for:
– Cash outflow on
restructuring costs	69.3	16.3	1.2
	491.3	459.1	443.0
Adjusted operating profit:
– Continuing operations	249.8	402.9	530.2
– Discontinued operations	–	–	3.7
	249.8	402.9	533.9
Cash conversion	196.7%	113.9%	83.0%

153
Explanation of Key Performance Measures

Cash conversion reflects trading cash flow which may fluctuate considerably from one year to another in an individual business and affect comparison of cash conversion from one year to another and with other businesses. Management, therefore, uses cash conversion in conjunction with, not as a substitute for, cash generated from operations as a percentage of adjusted operating profit in assessing cash generation of the Group’s businesses.

Average operating working capital as a percentage of sales

We use average operating working capital as a percentage of sales to measure the efficiency of our businesses in managing their working capital levels.

Average operating working capital is the thirteen-month end average of operating working capital which is defined as inventories and the net amount of trade and other receivables and payables that relate to items that comprise adjusted operating profit (so excludes, for example, interest payable and receivable, income taxes payable and receivable and amounts payable and receivable in relation to restructuring initiatives).

$ million, unless stated otherwise	2009	2008	2007
Total operations
Sales:
– Continuing operations	4,180.1	5,515.9	5,886.1
– Discontinued operations	–	–	157.6
	4,180.1	5,515.9	6,043.7
Average operating
working capital	834.0	1,022.5	1,056.4
Average operating working
capital as a percentage
of sales	20.0%	18.5%	17.5%

Net capital expenditure: depreciation

We use net capital expenditure expressed as a multiple of the depreciation expense for property, plant and equipment and the amortisation expense for non-integral computer software to monitor the level of replacement of productive assets of our businesses in accordance with our capital allocation strategy.

$ million, unless stated otherwise	2009		2008		2007
Total operations
Capital expenditure	123.0		193.8		236.5
Disposal proceeds	(12.9)		(7.9)		(39.6)
Net capital expenditure	110.1		185.9		196.9
Depreciation	186.3		218.3		229.1
Net capital expenditure:
depreciation	0.6	x	0.9	x	0.9	x

Free cash flow

Free cash flow is a non-GAAP measure that we use as a measure of the cash generated from the Group’s operations that is available to return to shareholders, to fund strategic acquisitions or to reduce borrowings.

Free cash flow represents trading cash flow net of cash flows in relation to tax, interest and certain other items (principally dividends received from associates and cash flows involving minority shareholders).

A reconciliation of cash generated from operations to free cash flow is presented in the analysis of the movement in net debt on page 159.

	2009 $m	2008 $m	2007 $m
Total operations
Free cash flow	358.0	300.9	290.0

Free cash flow does not reflect any restrictions on the transfer of cash and cash equivalents within the Group or any requirement to repay the Group’s borrowings and does not take into account cash flows that are available from disposals or the issue of shares. Management, therefore, takes such factors into account in addition to free cash flow when determining the resources available for acquisitions and for distribution to shareholders.

Net debt

Net debt represents the net total of bank overdrafts, bank and other loans, finance lease obligations and the carrying amount of derivatives used to hedge the Group’s translational exposures, less cash and cash equivalents and collateralised cash (included in trade and other receivables).

Management considers net debt to be a component of the Group’s capital. An analysis of net debt is, therefore, presented in note 40 to the consolidated financial statements.

Management uses net debt, rather than the narrower measure of cash and cash equivalents which forms the basis for the consolidated cash flow statement, as a measure of the Group’s liquidity and in assessing the strength of the Group’s balance sheet. On page 159, we, therefore, present an analysis of the movement in net debt that, for ease of reconciliation, shows the effect on net debt of each of the items presented in the consolidated cash flow statement.

	2009 $m	2008 $m	2007 $m
Total operations
Net debt	207.5	476.4	591.5

EXPLANATION OF KEY PERFORMANCE MEASURES (CONTINUED)

Supplementary reconciliations (unaudited)

Continuing operations – Reconciliation of operating profit to adjusted operating profit

	2009 $ million	2008 $ million	2007 $ million
Operating profit	84.7	66.9	586.0
Adjusted for:
– Amortisation of intangibles arising on acquisitions	11.2	10.6	7.2
– Restructuring costs	144.1	26.0	27.6
– Net gain on disposals and on the exit of businesses	(0.2)	(43.0)	(91.4)
– Impairments	73.0	342.4	0.8
– Gain on amendment of post-employment benefits	(63.0)	–	–
	165.1	336.0	(55.8)
Adjusted operating profit	249.8	402.9	530.2

Continuing operations – Reconciliation of earnings per share to adjusted earnings per share

$ million, unless stated otherwise	2009	2008	2007
(Loss)/earnings for basic earnings per share	(11.7)	(64.6)	360.2
Adjusted for:
– Adjustments made to operating profit (see above)	165.1	336.0	(55.8)
– Tax effect of adjustments	(22.5)	(42.4)	22.4
Earnings for adjusted basic earnings per share	130.9	229.0	326.8
Dividends payable on preference shares	–	–	1.2
Earnings for adjusted diluted earnings per share	130.9	229.0	328.0

Weighted average number of ordinary shares
For calculating basic earnings per share	880,799,900	879,727,725	870,297,953
For calculating diluted earnings per share	883,593,394	881,993,293	884,031,113

Adjusted earnings per share
Basic	14.86c	26.03c	37.55c
Diluted	14.81c	25.96c	37.10c

Continuing operations – Reconciliation of operating profit to adjusted operating profit

2009

	Operating profit/(loss) $ million	Amortisation of intangibles arising on acquisitions $ million	Restructuring costs $ million	(Gain)/loss on disposals and on the exit of businesses $ million	Impairments $ million	Gain on amendment of post- employment benefits $ million	Adjusted operating profit/(loss) $ million
Industrial & Automotive:
– Power Transmission	143.0	0.3	75.6	–	23.2	(29.7)	212.4
– Fluid Power	(22.8)	3.9	26.0	–	12.5	(31.4)	(11.8)
– Sensors & Valves	(3.5)	0.4	3.2	–	–	–	0.1
– Other I&A	13.8	0.7	12.2	(0.3)	0.7	(1.7)	25.4
	130.5	5.3	117.0	(0.3)	36.4	(62.8)	226.1
Building Products:
– Air Distribution	48.2	5.9	5.1	–	18.6	–	77.8
– Bathware	(12.8)	–	1.6	–	2.5	–	(8.7)
	35.4	5.9	6.7	–	21.1	–	69.1
Corporate	(48.2)	–	0.5	0.1	15.5	(0.2)	(32.3)
Total ongoing segments	117.7	11.2	124.2	(0.2)	73.0	(63.0)	262.9
Exited segments	(33.0)	–	19.9	–	–	–	(13.1)
Continuing operations	84.7	11.2	144.1	(0.2)	73.0	(63.0)	249.8

155
Explanation of Key Performance Measures

Continuing operations – Reconciliation of operating profit to adjusted operating profit (continued)

2008

	Operating profit/(loss) $ million	Amortisation of intangibles arising on acquisitions $ million	Restructuring costs $ million	(Gain)/loss on disposals and on the exit of businesses $ million	Impairments $ million	Gain on amendment of post- employment benefits $ million	Adjusted operating profit/(loss) $ million
Industrial & Automotive:
– Power Transmission	(70.6)	0.3	13.8	–	284.6	–	228.1
– Fluid Power	29.0	3.6	1.9	–	11.7	–	46.2
– Sensors & Valves	27.7	0.6	0.2	–	1.1	–	29.6
– Other I&A	41.6	0.7	3.2	–	–	–	45.5
	27.7	5.2	19.1	–	297.4	–	349.4
Building Products:
– Air Distribution	61.2	5.4	3.6	–	34.0	–	104.2
– Bathware	(14.2)	–	2.2	0.2	–	–	(11.8)
	47.0	5.4	5.8	0.2	34.0	–	92.4
Corporate	(37.3)	–	0.3	–	–	–	(37.0)
Total ongoing segments	37.4	10.6	25.2	0.2	331.4	–	404.8
Exited segments	29.5	–	0.8	(43.2)	11.0	–	(1.9)
Continuing operations	66.9	10.6	26.0	(43.0)	342.4	–	402.9

2007

	Operating profit/(loss) $ million	Amortisation of intangibles arising on acquisitions $ million	Restructuring costs $ million	(Gain)/loss on disposals and on the exit of businesses $ million	Impairments $ million	Gain on Amendment of post- employment benefits $ million	Adjusted operating profit/(loss) $ million
Industrial & Automotive:
– Power Transmission	261.8	0.3	6.0	(0.2)	–	–	267.9
– Fluid Power	60.0	2.4	8.6	–	–	–	71.0
– Sensors & Valves	28.4	–	(0.2)	2.8	0.8	–	31.8
– Other I&A	73.4	0.7	–	–	–	–	74.1
	423.6	3.4	14.4	2.6	0.8	–	444.8
Building Products:
– Air Distribution	91.3	3.8	7.4	–	–	–	102.5
– Bathware	4.0	–	1.8	–	–	–	5.8
	95.3	3.8	9.2	–	–	–	108.3
Corporate	(39.3)	–	1.0	(15.4)	–	–	(53.7)
Total ongoing segments	479.6	7.2	24.6	(12.8)	0.8	–	499.4
Exited segments	106.4	–	3.0	(78.6)	–	–	30.8
Continuing operations	586.0	7.2	27.6	(91.4)	0.8	–	530.2

EXPLANATION OF KEY PERFORMANCE MEASURES (CONTINUED)

Continuing operations – Underlying change in sales and adjusted operating profit

2009 compared with 2008

	2008 $ million	Exchange rate effect $ million	Disposals $ million	Like-for-like basis $ million	Acquisitions $ million	Underlying change $ million	2009 $ million	Underlying change* %
Sales
Industrial & Automotive:
– Power Transmission	2,125.2	(150.6)	–	1,974.6	–	(211.2)	1,763.4	(10.7)%
– Fluid Power	832.3	(34.1)	–	798.2	14.2	(223.7)	588.7	(28.0)%
– Sensors & Valves	421.0	(42.8)	–	378.2	–	(64.6)	313.6	(17.1)%
– Other I&A	602.1	(4.5)	–	597.6	–	(134.2)	463.4	(22.5)%
	3,980.6	(232.0)	–	3,748.6	14.2	(633.7)	3,129.1	(16.9)%
Building Products:
– Air Distribution	1,112.3	(14.8)	–	1,097.5	12.2	(235.5)	874.2	(21.5)%
– Bathware	208.2	–	–	208.2	–	(67.9)	140.3	(32.6)%
	1,320.5	(14.8)	–	1,305.7	12.2	(303.4)	1,014.5	(23.2)%
Total ongoing segments	5,301.1	(246.8)	–	5,054.3	26.4	(937.1)	4,143.6	(18.5)%
Exited segments	214.8	(0.6)	(79.5)	134.7	–	(98.2)	36.5	(72.9)%
Continuing operations	5,515.9	(247.4)	(79.5)	5,189.0	26.4	(1,035.3)	4,180.1	(20.0)%

Adjusted operating profit/(loss)
Industrial & Automotive:
– Power Transmission	228.1	(14.4)	–	213.7	–	(1.3)	212.4	(0.6)%
– Fluid Power	46.2	(0.5)	–	45.7	(1.3)	(56.2)	(11.8)	(123.0)%
– Sensors & Valves	29.6	(4.0)	–	25.6	–	(25.5)	0.1	(99.6)%
– Other I&A	45.5	(0.6)	–	44.9	–	(19.5)	25.4	(43.4)%
	349.4	(19.5)	–	329.9	(1.3)	(102.5)	226.1	(31.1)%
Building Products:
– Air Distribution	104.2	(1.6)	–	102.6	(0.3)	(24.5)	77.8	(23.9)%
– Bathware	(11.8)	–	–	(11.8)	–	3.1	(8.7)	26.3%
	92.4	(1.6)	–	90.8	(0.3)	(21.4)	69.1	(23.6)%
Corporate	(37.0)	–	–	(37.0)	–	4.7	(32.3)	12.7%
Total ongoing segments	404.8	(21.1)	–	383.7	(1.6)	(119.2)	262.9	(31.1)%
Exited segments	(1.9)	–	(10.3)	(12.2)	–	(0.9)	(13.1)	7.4%
Continuing operations	402.9	(21.1)	(10.3)	371.5	(1.6)	(120.1)	249.8	(32.3)%
*	The underlying percentage change is the underlying change as a percentage of the like-for-like basis

157
Explanation of Key Performance Measures

Continuing operations – Underlying change in sales and adjusted operating profit

2008 compared with 2007

	2007 $ million	Exchange rate effect $ million	Disposals $ million	Like-for-like basis $ million	Acquisitions $ million	Underlying change $ million	2008 $ million	Underlying change* %
Sales
Industrial & Automotive:
– Power Transmission	2,078.6	138.8	–	2,217.4	–	(92.2)	2,125.2	(4.2)%
– Fluid Power	769.1	13.4	–	782.5	17.9	31.9	832.3	4.1%
– Sensors & Valves	413.5	3.1	–	416.6	4.5	(0.1)	421.0	(0.0)%
– Other I&A	717.5	2.1	–	719.6	–	(117.5)	602.1	(16.3)%
	3,978.7	157.4	–	4,136.1	22.4	(177.9)	3,980.6	(4.3)%
Building Products:
– Air Distribution	1,083.6	(1.3)	–	1,082.3	41.1	(11.1)	1,112.3	(1.0)%
– Bathware	275.5	–	–	275.5	–	(67.3)	208.2	(24.4)%
	1,359.1	(1.3)	–	1,357.8	41.1	(78.4)	1,320.5	(5.8)%
Total ongoing segments	5,337.8	156.1	–	5,493.9	63.5	(256.3)	5,301.1	(4.7)%
Exited segments	548.3	1.8	(268.7)	281.4	–	(66.6)	214.8	(23.7)%
Continuing operations	5,886.1	157.9	(268.7)	5,775.3	63.5	(322.9)	5,515.9	(5.6)%

Adjusted operating profit/(loss)
Industrial & Automotive:
– Power Transmission	267.9	17.6	–	285.5	–	(57.4)	228.1	(20.1)%
– Fluid Power	71.0	1.2	–	72.2	4.5	(30.5)	46.2	(42.2)%
– Sensors & Valves	31.8	(0.4)	–	31.4	2.7	(4.5)	29.6	(14.3)%
– Other I&A	74.1	0.4	–	74.5	–	(29.0)	45.5	(38.9)%
	444.8	18.8	–	463.6	7.2	(121.4)	349.4	(26.2)%
Building Products:
– Air Distribution	102.5	(0.2)	–	102.3	3.1	(1.2)	104.2	(1.2)%
– Bathware	5.8	–	–	5.8	–	(17.6)	(11.8)	(303.4)%
	108.3	(0.2)	–	108.1	3.1	(18.8)	92.4	(17.4)%
Corporate	(53.7)	1.7	–	(52.0)	–	15.0	(37.0)	28.8%
Total ongoing segments	499.4	20.3	–	519.7	10.3	(125.2)	404.8	(24.1)%
Exited segments	30.8	0.1	(22.1)	8.8	–	(10.7)	(1.9)	(121.6)%
Continuing operations	530.2	20.4	(22.1)	528.5	10.3	(135.9)	402.9	(25.7)%
*	The underlying percentage change is the underlying change as a percentage of the like-for-like basis

EXPLANATION OF KEY PERFORMANCE MEASURES (CONTINUED)

Continuing operations – Underlying change in sales and adjusted operating profit 2007 compared with 2006

	2006 $ million	Exchange rate effect $ million	Disposals $ million	Like-for-like basis $ million	Acquisitions $ million	Underlying change $ million	2007 $ million	Underlying change* %
Sales
Industrial & Automotive:
– Power Transmission	1,852.8	88.9	–	1,941.7	11.1	125.8	2,078.6	6.5%
– Fluid Power	709.4	20.8	–	730.2	10.7	28.2	769.1	3.9%
– Sensors & Valves	284.8	18.0	–	302.8	1.3	109.4	413.5	36.1%
– Other I&A	767.9	5.7	–	773.6	0.5	(56.6)	717.5	(7.3)%
	3,614.9	133.4	–	3,748.3	23.6	206.8	3,978.7	5.5%
Building Products:
– Air Distribution	1,070.6	5.4	–	1,076.0	40.9	(33.3)	1,083.6	(3.1)%
– Bathware	344.7	–	–	344.7	–	(69.2)	275.5	(20.1)%
	1,415.3	5.4	–	1,420.7	40.9	(102.5)	1,359.1	(7.2)%
Total ongoing segments	5,030.2	138.8	–	5,169.0	64.5	104.3	5,337.8	2.0%
Exited segments	715.9	1.7	(116.8)	600.8	–	(52.5)	548.3	(8.7)%
Continuing operations	5,746.1	140.5	(116.8)	5,769.8	64.5	51.8	5,886.1	0.9%

Adjusted operating profit/(loss)
Industrial & Automotive:
– Power Transmission	257.6	10.9	–	268.5	0.8	(1.4)	267.9	(0.5)%
– Fluid Power	64.4	1.7	–	66.1	2.1	2.8	71.0	4.2%
– Sensors & Valves	10.4	0.8	–	11.2	1.1	19.5	31.8	174.1%
– Other I&A	90.0	0.7	–	90.7	0.6	(17.2)	74.1	(19.0)%
	422.4	14.1	–	436.5	4.6	3.7	444.8	0.8%
Building Products:
– Air Distribution	106.3	0.6	–	106.9	1.9	(6.3)	102.5	(5.9)%
– Bathware	30.9	–	–	30.9	–	(25.1)	5.8	(81.2)%
	137.2	0.6	–	137.8	1.9	(31.4)	108.3	(22.8)%
Corporate	(52.8)	(4.2)	–	(57.0)	–	3.3	(53.7)	(5.8)%
Total ongoing segments	506.8	10.5	–	517.3	6.5	(24.4)	499.4	(4.7)%
Exited segments	38.3	0.1	(9.3)	29.1	–	1.7	30.8	5.8%
Continuing operations	545.1	10.6	(9.3)	546.4	6.5	(22.7)	530.2	(4.2)%
*	The underlying percentage change is the underlying change as a percentage of the like-for-like basis

159
Explanation of Key Performance Measures

Analysis of movements in net debt

	2009 $ million	2008 $ million	2007 $ million
Cash generated from operations:
– Before cash outflow on restructurings	601.4	645.0	639.9
– Cash outflow on restructurings	(69.3)	(16.3)	(1.2)
Cash generated from operations	532.1	628.7	638.7
Capital expenditure:
– Purchase of property, plant and equipment	(115.2)	(183.2)	(231.3)
– Purchase of computer software	(7.8)	(10.6)	(5.2)
	(123.0)	(193.8)	(236.5)
Disposal of property, plant and equipment	12.9	7.9	39.6
Trading cash flow	422.0	442.8	441.8
Tax:
– Income taxes paid	(50.3)	(116.3)	(110.4)
– Income taxes received	31.2	31.8	24.2
	(19.1)	(84.5)	(86.2)
Interest and preference dividends:
– Interest element of finance lease rental payments	(0.4)	(0.5)	(1.4)
– Interest received	3.6	11.2	12.2
– Interest paid	(37.5)	(55.0)	(64.8)
– Preference dividend paid	–	–	(2.0)
	(34.3)	(44.3)	(56.0)
Other movements:
– Capitalisation of development costs	(0.6)	(0.6)	(0.4)
– Dividends received from associates	0.3	0.6	1.4
– Financing costs paid	(6.3)	–	–
– Investment by a minority shareholder in a subsidiary	4.7	0.4	3.8
– Dividend paid to a minority shareholder in a subsidiary	(8.7)	(13.5)	(14.4)
	(10.6)	(13.1)	(9.6)
Free cash flow	358.0	300.9	290.0
Ordinary dividends	(48.3)	(246.2)	(247.3)
Acquisitions and disposals:
– Purchase of subsidiaries, net of cash acquired	(26.5)	(65.0)	(17.0)
– Sales of businesses and subsidiaries, net of cash disposed	0.7	124.6	216.3
– Leases disposed of on sale of businesses	–	–	6.1
– Purchase of available-for-sale investments	–	(0.1)	(0.2)
– Sale of available-for-sale investments	–	1.6	0.6
– Debt acquired on acquisition of subsidiaries	(7.8)	(0.8)	–
– Investment in associates	(2.7)	(10.4)	(3.8)
	(36.3)	49.9	202.0
Ordinary share movements:
– Issue of ordinary shares	0.1	0.2	2.4
– Purchase of own shares	(1.4)	(4.7)	(6.9)
	(1.3)	(4.5)	(4.5)
Foreign currency movements:
– Cash and cash equivalents	4.8	(21.2)	19.5
– Other net debt	(48.1)	215.9	(42.5)
– Receipts/(payments) on foreign currency derivatives	39.6	(178.6)	(16.3)
	(3.7)	16.1	(39.3)
Cash movement in net debt	268.4	116.2	200.9
Non-cash movements	0.5	(1.1)	(1.6)
Conversion of preference shares	–	–	130.0
Decrease in net debt	268.9	115.1	329.3

FIVE-YEAR SUMMARY (UNAUDITED)

$ million, unless stated otherwise	Year ended 2 January 2010	(1)	Year ended 3 January 2009	(1) (2)	Year ended 29 December 2007	(1) (2)	Year ended 30 December 2006	(1) (2)	Year ended 31 December 2005	(1) (2)
Consolidated income statement data
Sales	4,180.1		5,515.9		5,886.1		5,746.1		5,380.2
Adjusted operating profit(3)	249.8		402.9		530.2		545.1		547.2
Amortisation of intangible assets arising on acquisitions	(11.2)		(10.6)		(7.2)		(5.0)		(0.4)
Impairment	(73.0)		(342.4)		(0.8)		(2.9)		(0.4)
Restructuring costs	(144.1)		(26.0)		(27.6)		(23.9)		(7.6)
Net gain on disposals and on the exit of businesses	0.2		43.0		91.4		5.7		15.4
Gain on amendment of post-employment benefits	63.0		–		–		–		–
Operating profit	84.7		66.9		586.0		519.0		554.2
Profit/(loss) before tax	38.4		(8.1)		525.1		448.4		483.8
Profit/(loss) from continuing operations	9.9		(46.5)		385.2		382.8		374.9
Loss from discontinued operations	(3.9)		–		(66.7)		(21.3)		(9.8)
Profit/(loss) for the period	6.0		(46.5)		318.5		361.5		365.1
Minority interests	(21.6)		(18.1)		(25.0)		(20.5)		(16.3)
(Loss)/profit attributable to equity shareholders	(15.6)		(64.6)		293.5		341.0		348.8

(Loss)/earnings per ordinary share
Basic
Continuing operations	(1.33	)c	(7.34	)c	41.38	c	43.19	c	46.49	c
Discontinued operations	(0.44	)c	–	c	(7.66	)c	(2.54	)c	(1.27	)c
Total operations	(1.77	)c	(7.34	)c	33.72	c	40.65	c	45.22	c
Diluted
Continuing operations	(1.33	)c	(7.34	)c	40.88	c	42.11	c	44.30	c
Discontinued operations	(0.44	)c	–	c	(7.54	)c	(2.41	)c	(1.12	)c
Total operations	(1.77	)c	(7.34	)c	33.34	c	39.70	c	43.18	c
Average number of ordinary shares (millions)
Basic	880.8		879.7		870.3		838.9		771.4
Diluted	880.8		879.7		884.0		883.8		876.4
Dividends for the period
Per ordinary share (4)	10.00	c	13.02	c	27.68	c	27.25	c	24.09	c
Per ADS (4)	40.00	c	52.08	c	110.72	c	109.00	c	96.36	c

	As at 2 January 2010	(1)	As at 3 January 2009	(1) (2)	As at 29 December 2007	(1) (2)	As at 30 December 2006	(1) (2)	As at 31 December 2005	(1) (2)
Consolidated balance sheet data
Goodwill and other intangible assets	514.0		524.7		753.1		731.4		586.3
Property, plant and equipment	1,122.8		1,167.3		1,414.4		1,360.3		1,427.9
Other non-current assets	185.9		196.3		97.2		91.4		216.5
Current assets	1,839.0		1,882.4		2,117.3		2,085.2		2,172.7
Assets held for sale	11.9		–		90.9		297.5		23.0
Total assets	3,673.6		3,770.7		4,472.9		4,565.8		4,426.4
Current liabilities	(810.1)		(761.5)		(874.9)		(843.4)		(935.8)
Non-current liabilities	(1,185.5)		(1,269.9)		(1,315.1)		(1,728.8)		(2,266.7)
Liabilities associated with assets held for sale	–		–		(28.1)		(125.5)		–
Total liabilities	(1,995.6)		(2,031.4)		(2,218.1)		(2,697.7)		(3,202.5)
Net assets	1,678.0		1,739.3		2,254.8		1,868.1		1,223.9

Share capital	79.6		79.7		65.5		62.9		55.7
Other reserves	1,457.0		1,531.1		2,072.3		1,706.2		1,085.1
Shareholders’ equity	1,536.6		1,610.8		2,137.8		1,769.1		1,140.8
Minority interests	141.4		128.5		117.0		99.0		83.1
Total equity	1,678.0		1,739.3		2,254.8		1,868.1		1,223.9
(1)	The selected financial data set out above has been extracted from the Group’s consolidated financial statements for the relevant year prepared in accordance with IFRS.
(2)	Restated for the retrospective application of an amendment to IFRS 2 ‘Share-based Payment’ (see note 2 to the Group’s consolidated financial statements).
(3)	Adjusted operating profit is a non-GAAP measure that is discussed under the heading ‘Explanation of Key Performance Measures’ on pages 151 to 159.
(4)	Dividends in respect of 2007 and prior years were declared and paid in sterling and have been translated into US dollars at the exchange rate on their respective payment dates.

SHAREHOLDER INFORMATION

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

In 1997, management embarked on a long-term programme of disposing of non-core businesses and enhancing its remaining core businesses through a number of bolt-on acquisitions. In the early 2000s, the Group disposed of its Food Manufacturing and Professional, Garden and Leisure Products business groups and became focused on its two remaining business groups: Industrial & Automotive and Building Products.

Industrial & Automotive manufactures a wide range of systems and components for car, truck and industrial equipment manufacturing markets, and industrial and automotive aftermarkets throughout the world. Industrial & Automotive is comprised of four ongoing operating segments: Power Transmission, Fluid Power, Sensors & Valves and Other Industrial & Automotive.

Industrial & Automotive acquired Stant Corporation and its subsidiaries (1997), Schrader-Bridgeport (1998), ACD Tridon (1999) and Stackpole (2003), and disposed of Trico (2007) and Stant Corporation (2008).

Building Products is comprised of two ongoing operating segments: Air Distribution and Bathware. Air Distribution supplies the industrial and residential HVAC market, mainly in North America. Bathware manufactures bath tubs, shower enclosures and an extensive range of luxury whirlpools, principally for the dealer/distributor market in the US.

Building Products was based on the acquisition of Philips Industries (1990) and acquired Hart & Cooley (1999), Ruskin Air Management (2000) and Selkirk (2006), and disposed of Lasco Fittings (2007) and closed the Philips Doors & Windows business (2009).

Incorporation

Tomkins plc is incorporated in England and Wales and is registered with the Registrar of Companies in England & Wales under number 203531.

The Company operates under English law.

Website

The Company’s website address is www.tomkins.co.uk. All of the Company’s recent results announcements and press releases are accessible on our website, together with this and previous annual reports and it provides direct links to the websites of the Group’s main operating companies. The Company’s website is not incorporated by reference into the Company’s Annual Report on Form 20-F for 2009.

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

Tomkins is subject to the regulations of the SEC as they apply to foreign companies and files with the SEC its Annual Report on Form 20-F and provides other information as required. ADR holders are not members of the Company but may instruct the Depositary as to the exercise of voting rights pertaining to the number of ordinary shares represented by their ADRs. ADR holders with queries about their holdings should contact the Depositary, whose contact details are provided on page 172.

SHAREHOLDER INFORMATION (CONTINUED)

Fees payable by ADR holders

Under the terms of the Depositary Agreement between the Depositary and the Company, the Depositary may charge holders of ADRs for certain services performed, as follows:

Nature of the service	Associated fee
(a) Depositing or substituting the underlying shares Issue of ADRs by the Depositary (including deposits and issuances in respect of share distributions, rights and other distributions).	$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered.
(b) Receiving or distributing cash dividends made pursuant to the DepositaryAgreement	$0.02 or less per ADS.
(c) Selling or exercising rights	$5.00 for each 100 ADSs (or portion thereof).
(d) Withdrawing an underlying security Acceptance by the Depositary of ADRs surrendered for withdrawal of deposited securities.	$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered.
(e) Transferring, splitting or combining ADRs	$1.50 per ADR.
(f) General depositary services	$0.02 per ADS

At the sole discretion of the Depositary, an annual charge may be levied on ADR holders for administering the ADRs. The charges may be billed separately or deducted from one or more cash dividends or other cash distributions.

(or portion thereof).
(g) Expenses of the Depositary	Expenses are payable by billing

Including expenses incurred in relation to foreign exchange control regulations or any law or regulation relating to foreign investment; or in connection with the Depositary’s (or its custodian’s) compliance with applicable law, rule or regulation, stock transfer or other taxes and other governmental charges, cable, telex, fax, or delivery charges incurred at the request of the holder, transfer or registration fees for the registration of the underlying security on any applicable register in connection with the deposit or withdrawal of ADSs, expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency) and any other charge payable by the Depositary or its agents.

holders or by deducting charges from one or more cash dividends or other cash distributions.

Note that the actual amounts charged by the Depositary (or its agents) may differ from those set out above, but may not exceed these levels.

Fees paid by the Depositary to the Company

During the year, the Company received the following amounts (directly and indirectly) from the Depositary:

Category of income	Amount received $
Direct payments
Legal and accounting fees incurred in connection with the preparation of the Form 20-F and ongoing SEC compliance and listing requirements	76,138
Investor relations (1)	123,530
199,668
Indirect payments
Annual maintenance fee waived	50,000
Waiver of costs incurred by the Depositary on the Company’s behalf (2)	20,000
Waiver of investor relations services fees	135,000
205,000
404,668
(1)	Includes professional service fees, shareholder services and out-of-pocket expenses.
(2)	Includes costs in relation to the distribution of dividends, tax and regulatory compliance and annual meeting services.

163
Shareholder Information

Trading symbols

On the London Stock Exchange, the Company’s SEDOL number is 0896265 (ISIN code GB0008962655) and its trading symbol is ‘TOMK’. On the NYSE, the Company’s trading symbol for its ADRs is ‘TKS’.

Share price information

The high and low closing prices of the ordinary shares on the London Stock Exchange and the ADSs on the NYSE for the periods indicated are set out below. The tables do not reflect trading after the daily official close of the London Stock Exchange for which no official quotations exist.

Five-year annual prices

	Pence per ordinary share		US dollars per ADS
	High	Low	High	Low
2005	302.50	242.00	22.43	18.51
2006	343.75	229.75	25.36	17.61
2007	302.50	172.50	23.92	13.75
2008	194.75	93.50	15.09	5.29
2009	197.90	105.75	12.85	5.90

Two-year quarterly prices

	Pence per ordinary share		US dollars per ADS
	High	Low	High	Low
2008
Q1	189.50	150.75	15.01	12.19
Q2	194.75	151.25	15.09	12.01
Q3	172.25	115.50	12.67	9.32
Q4	154.75	93.50	11.07	5.29
2009
Q1	141.00	105.75	8.37	5.90
Q2	182.50	127.00	10.99	7.39
Q3	195.70	143.25	12.85	9.30
Q4	197.90	156.50	12.84	10.10
2010
Q1 (1)	212.00	178.70	13.65	11.13
(1)	Covering the period up to and including 24 February 2010.

Most recent monthly prices

	Pence per ordinary share		US dollars per ADS
	High	Low	High	Low
August	190.10	171.30	12.59	11.10
September	195.70	171.30	12.85	10.94
October	195.70	143.25	12.19	10.10
November	190.30	156.50	12.52	10.76
December	187.40	163.20	12.84	11.55
January	212.00	186.90	13.65	11.93
February (1)	192.40	178.70	12.23	11.13
(1)	Covering the period up to and including 24 February 2010.

Substantial shareholdings

The Company’s issued share capital as at 2 January 2010 consisted of 884,196,772 ordinary shares with a nominal value of 9 cents each.

As at 24 February 2010, 884,199,235 ordinary shares were in issue. As at that date, 923,267 ordinary shares were held by 63 registered holders with a registered address in the US and 57,821 ADRs were held by 141 registered holders with a registered address in the US. Since certain of the ordinary shares and ADRs were held by brokers and nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Ordinary shareholders of the Company have equal voting rights.

To the Company’s knowledge, no person or entity other than those shown below is the owner of more than 5% of its outstanding ordinary shares, nor is the Company directly or indirectly owned or controlled by any corporation, by any government or by any other natural or legal person or persons, severally or jointly.

Based on an analysis of our share register as at 26 February 2010, the shareholders holding more than 5% of the Company’s outstanding ordinary shares were as follows:

	Number of ordinary shares held	Percentage of issued ordinary shares held
Schroders plc	80,265,499	9.08%
Massachusetts Financial
Services Company	67,629,214	7.65%

This information has been based on an analysis of the shares held on Tomkins’ share register and differs from the table of substantial shareholdings on page 46 which shows voting rights officially notified under section 792 of the Companies Act 2006 by the relevant shareholders.

Significant changes in shareholders owning more than 5% of the ordinary share capital of the Company over the past three years were as follows:

Invesco Limited decreased their holding to 0.04% at 26 February 2010 from 0.83% at 19 February 2009 and from 7.17% at 3 April 2008, having held 5.15% as at 13 April 2007.

Nuveen Investment LLC decreased their holding to 0.09% at 26 February 2010 from 4.57% at 19 February 2009 and from 6.44% at 3 April 2008, having held 10.40% at 13 April 2007.

Sprucegrove Investments Management Ltd decreased their holding to 3.82% at 26 February 2010 from 4.83% at 19 February 2009 and from 5.11% at 3 April 2008, having held 5.89% as at 13 April 2007.

BlackRock, Inc. increased their holding during the year from 0.48% at 19 February 2009 to a maximum of 5.40% in December 2009. BlackRock, Inc. held 3.77% at 26 February 2010.

There are no arrangements currently known to the Company that would result in a change in control of the Company.

SHAREHOLDER INFORMATION (CONTINUED)

Analysis of ordinary shareholdings as at 24 February 2010

	Number of shareholders	Number of shares ‘000s	% of share capital
By type:
– Individuals	16,055	51,979	5.89
– Financial institutions
and other corporates	2,194	830,507	94.11
Total(1)		882,486	100.00
By size:
– 1 to 500	4,854	1,132	0.13
– 501 to 2,500	8,566	11,022	1.25
– 2,501 to 5,000	2,418	8,602	0.97
– 5,001 to 20,000	1,609	14,873	1.69
– 20,001 to 50,000	302	9,658	1.09
– 50,001 to 100,000	110	8,181	0.93
– 100,001 to 500,000	202	49,133	5.57
– Over 500,000	188	779,884	88.37
Total (1)		882,486	100.00
(1)	Excludes own shares held

Purchases of ordinary shares

The table below sets out details of shares repurchased by the Company and affiliated purchasers in 2009 under publicly-announced plans or programmes.

	Number of shares purchased	Average price paid per share	Maximum number of shares that may yet be purchased
April 2009	632,500	143.84p	88,415,177
Total	632,500

At the Company’s AGM on 1 May 2008, shareholders approved a resolution allowing the Company to repurchase up to 88,410,677 ordinary shares of the Company. This approval expired at the next AGM of the Company held on 1 June 2009, at which shareholders approved a resolution allowing the Company to repurchase up to 88,415,177 ordinary shares of the Company. This approval will expire on 1 June 2010.

All shares repurchased in the period were purchased in order that they can, at the relevant time, be allocated to employees under the Company’s ABIP. As at 3 January 2009, the Company held 3,658,550 ordinary shares purchased for this purpose. During 2009, 1,752,118 ordinary shares were transferred to employees under the Company’s ABIP. As at 2 January 2010, the Company held 2,543,194 of its own ordinary shares.

Directors’ Report and Accounts – Companies House

Subject to the passing of the resolution to receive the financial statements that will be proposed at the Company’s AGM on 1 June 2010, a copy of the Annual Report, omitting photographic representations and with such further modifications as may be necessary, will be lodged with the Registrar of Companies in England & Wales in accordance with the Companies Act 2006. Further copies of the Annual Report in the form sent to shareholders will be available from the Company Secretary upon request.

Documents on display

The Company is subject to the information requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. These reports and other information can be inspected and copied at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of all or a portion of these documents from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Reports filed by the Company with the SEC since August 2002 are available on the SEC’s website, at www.sec.gov.

As a foreign private issuer, the Company is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and the reporting and ‘short-swing’ profit recovery provisions contained in section 16 of the Exchange Act.

Memorandum and Articles of Association

General

The rights of the shareholders are set out in the Articles of the Company and are provided by applicable English law. The following summary of key provisions of the Articles is qualified in its entirety by reference to the Articles filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F for 2009.

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

On 1 October 2009, elements of the Companies Act 2006 took effect so that, despite the Company’s objects clause being found within its Memorandum of Association, they are deemed from that date to be part of the Articles of Association.

165
Shareholder Information

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

There are safeguards which will apply when the Directors decide whether to authorise a conflict or potential conflict. First, only Directors who have no interest in the matter being considered will be able to take the relevant decision and, secondly, in taking the decision, the Directors must act in a way they consider, in good faith, will be most likely to promote the Company’s success. The Directors are able to impose limits or conditions when giving authorisation if they think this is appropriate.

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

Directors’ basic fees (other than the Chairman or an Executive Director) may not exceed £250,000 per annum as the Board (or any duly authorised committee thereof) may from time to time determine or such greater amount as the Company may, upon the recommendation of the Board, from time to time by ordinary resolution determine. Any Director who (by arrangement with the Board) performs or renders any special duties or services outside his ordinary duties as a Director may be awarded extra remuneration (in addition to fees or ordinary remuneration) by way of salary or commission or participation in profits or otherwise.

The Board may exercise all the powers of the Company to borrow money, mortgage property and assets and issue debentures and other securities. The Articles require the Board to restrict aggregate borrowings of the Company to one and a half times the share capital of the Company plus capital reserves (calculated as set forth in the Articles).

Share capital, dividends and voting rights

The authorised share capital of the Company is $142,664,780 divided into 1,585,164,220 ordinary shares with a nominal value of 9 cents each.

Under section 21 of the Companies Act 2006, the Company may by special resolution at a general meeting of shareholders alter its Articles and thereby alter the rights of the shareholders of the Company. For a special resolution to be passed, at least three-quarters of the votes cast must be in favour of the resolution. Whenever the share capital of the Company is divided into different classes of shares, the rights attached to any class may only be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of such holders. The Articles provide that the necessary quorum for a general meeting at which such a special resolution may be passed is at least two persons holding or representing by proxy no less than one-third in nominal amount of the issued shares of that class.

The Company in a general meeting of shareholders may declare dividends on the ordinary shares in its discretion by reference to an amount in sterling or in a foreign currency, but dividends may not exceed the amount recommended by the Board. Dividends remaining unclaimed for 12 years after having been declared are forfeited and revert to the Company.

Other than in specific circumstances set out in the Companies Act 2006, on a show of hands, each holder of ordinary shares, and proxies, present at a general meeting of the Company is entitled to one vote. On a poll, the holders of ordinary shares are entitled to one vote per share. Cumulative voting is not permitted.

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

SHAREHOLDER INFORMATION (CONTINUED)

There are no provisions in the Articles that would have the effect of delaying, deferring or preventing a change of control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Disclosure of ownership

There are no provisions in the Articles relating to the ownership threshold above which shareholder ownership must be disclosed. The Disclosure and Transparency Rules require a shareholder to notify the Company if, as a result of an acquisition or disposal of shares or financial instruments, the percentage of voting rights held by the shareholder reaches, exceeds or falls below 3% or any 1% threshold above 3%, subject to certain exemptions.

Changes in capital

There are no conditions imposed by the Articles governing changes in capital that are more stringent than those conditions that would be required by governing English law.

Proposed amendment of the Articles

The Company will shortly seek shareholder approval to amend the Articles, primarily to reflect further provisions of the Companies Act 2006 that took effect on 1 October 2009. An explanation of the main differences between the Articles and the New Articles is set out below:

The Company’s objects

The provisions regulating the operations of the Company are currently set out in the Company’s Articles. The Company’s Memorandum of Association contains, among other things, the objects clause which sets out the scope of the activities the Company is authorised to undertake. This is drafted to give a wide scope.

The Companies Act 2006 significantly reduces the constitutional significance of a company’s memorandum of association. The Companies Act 2006 provides that a memorandum of association will record only the names of subscribers and the number of shares each subscriber has agreed to take in the company. Under the Companies Act 2006, the objects clause and all other provisions which are contained in a company’s memorandum of association, for existing companies at 1 October 2009, are deemed to be contained in the company’s articles of association but the company can remove these provisions by special resolution.

Further, the Companies Act 2006 states that, unless a company’s articles of association provide otherwise, a company’s objects are unrestricted. This abolishes the need for companies to have objects clauses. For this reason, the Company is proposing to remove its objects clause together with all other provisions of its Memorandum of Association which, by virtue of the Companies Act 2006, are treated as forming part of the Company’s Articles of Association from 1 October 2009, and replace them with an unrestricted objects clause within the New Articles. As the effect of this resolution will be to remove the statement currently in the Company’s Memorandum of Association regarding limited liability, the New Articles also contain an express statement regarding the limited liability of shareholders.

Use of seals

Under the Companies Act 1985, a company required authority in its articles of association to have an official seal for use abroad. Under the Companies Act 2006, such authority will no longer be required. Accordingly, the relevant authorisation has been removed in the New Articles.

The New Articles provide an alternative option for execution of documents (other than share certificates). Under the New Articles, when the seal is affixed to a document it may be signed by one Director in the presence of a witness, whereas previously the requirement was for signature by either a Director and the Company Secretary or two Directors or such other person or persons as the Directors may approve.

Voting by proxies on a show of hands

The Shareholders’ Rights Regulations have amended the Companies Act 2006 so that it now provides that each proxy appointed by a member has one vote on a show of hands unless the proxy is appointed by more than one member, in which case the proxy has one vote for and one vote against if the proxy has been instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution. The New Articles reflect these changes.

Change of name

Under the Companies Act 1985, a company could only change its name by special resolution. Under the Companies Act 2006, a company is able to change its name by other means provided for by its articles of association. To take advantage of this provision, the New Articles will enable the Directors to pass a resolution to change the Company’s name.

Authorised share capital and unissued shares

The Companies Act 2006 abolishes the requirement for a company to have an authorised share capital. The New Articles reflect this change, though Directors will still be limited as to the number of shares they can at any time allot because allotment authority continues to be required under the Companies Act 2006, save in respect of employee share schemes.

Redeemable shares

Under the Companies Act 1985, if a company wished to issue redeemable shares, it had to include in its articles of association the terms and manner of redemption. The Companies Act 2006 enables directors to determine such matters instead, provided they are so authorised by the articles of association. The New Articles contain such an authorisation. The Company has no plans to issue redeemable shares, but if it did so, the Directors would need shareholders’ authority to issue new shares in the usual way.

167
Shareholder Information

Authority to purchase own shares, consolidate and sub-divide shares, and reduce share capital

Under the Companies Act 1985, a company required specific enabling provisions in its articles of association to purchase its own shares, to consolidate or sub-divide its shares and to reduce its share capital or other undistributable reserves as well as shareholder authority to undertake the relevant action. The Articles include these enabling provisions. Under the Companies Act 2006, a company will only require shareholder authority to do any of these things and it will no longer be necessary for articles of association to contain enabling provisions. Accordingly, the relevant enabling provisions have been removed in the New Articles.

Vacation of office by Directors

The Articles specify the circumstances in which a Director must vacate office. The New Articles update these provisions to treat physical illness in the same manner as mental illness.

Adjournments for lack of quorum

Under the Companies Act 2006 as amended by the Shareholders’ Rights Regulations, general meetings adjourned for lack of quorum must be held at least ten clear days after the original meeting. The New Articles reflect this requirement.

Deferred shares

All reference to deferred shares in the Articles have been removed in the New Articles, following their cancellation on 16 December 2009.

General

Generally, the opportunity has been taken to bring clearer language into the New Articles and in some areas to conform the language of the New Articles with that used in the model articles of association for public companies produced by the UK Government’s Department for Business, Innovation and Skills.

Articles of association which duplicate statutory provisions

Provisions in the Articles which replicate provisions contained in the Companies Act 2006 are, in the main, to be removed in the New Articles. This is in line with the approach advocated by the UK Government that statutory provisions should not be duplicated in a company’s constitution.

Registrar

Administrative enquiries concerning shareholdings in Tomkins plc, such as loss of a share certificate, dividend payment instructions, or a change of address, or the amalgamation of multiple holdings should be notified direct to the Company’s Registrar, Equiniti Limited, whose contact details for general enquiries are provided on page 172.

Any correspondence with the Registrar should refer to Tomkins plc, quoting the reference 0398, and state the registered name and address of the shareholder.

Payment of dividends

Dividends are declared and paid in US dollars although, unless they elect otherwise, shareholders in the UK and the Republic of Ireland will receive dividends in sterling. Shareholders who have mandated their dividends to be credited to a nominated bank or building society account should note that dividends are paid automatically to their account through the Bankers’ Automated Clearing Services (‘BACS’) with the associated tax voucher being sent direct to shareholders at their registered address unless requested otherwise. If the nominated account is with a bank or building society which is not a member of BACS, both the payment and tax voucher are sent to the account holding branch.

Shareholders who do not currently mandate their dividends and who wish to have their dividend paid direct to a bank or building society account should complete a dividend mandate instruction form obtainable from the Company’s Registrar, whose contact details with regard to the payment of dividends are provided on page 172.

Dividend Reinvestment Plan

The Company offers a Dividend Reinvestment Plan. This allows shareholders to invest their cash dividend in purchasing shares of the Company in the market. The Company’s Registrar arranges, on behalf of participants, through the agency of a suitably authorised stockbroking business, the purchase of the maximum whole number of ordinary shares possible on, or as soon as reasonably practicable after, the dividend payment date. Favourable dealing costs have been arranged. For further details or an application form, please contact the Registrar’s Dividend Reinvestment Plan team, whose contact details are provided on page 172.

SHAREHOLDER INFORMATION (CONTINUED)

Individual Savings Accounts (ISAs)

A Tomkins ISA enables UK residents to invest in the Company in a tax-efficient manner. You can obtain more information on ISAs from our corporate ISA provider, Equiniti Limited, whose contact details are provided on page 172.

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

Government laws and regulations

The Company’s subsidiaries and many of our products are regulated by government authorities in a number of countries.

The Company’s subsidiaries are subject to regulation under various and changing local, national and international laws and regulations relating to the environment, business practice and employee health and safety. Permits may be required for certain operations (particularly air emission permits) and these permits are subject to renewal, modification and, in certain circumstances, revocation. Some of the applicable regulations allow local or national authorities to mandate product recalls or seize products.

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

Certain US Holders with special status (e.g. banks and financial institutions, insurance companies, tax-exempt entities, dealers in securities, and traders in securities that mark-to-market) or in special tax situations (e.g. whose functional currency is not the US dollar, who hold their ordinary shares or ADSs as part of a straddle, appreciated financial position, hedge, conversion transaction or other integrated investment, who hold (directly, indirectly or through attribution) 10% or more of the voting power of the Company’s shares, or who are subject to the alternative minimum tax) will be subject to special rules not described below. This summary is limited to US Holders that hold their ordinary shares or ADSs as capital assets and does not address the tax treatment of US Holders that are partnerships or pass-through entities that are not partnerships or the tax treatment of the holders of interests in such entities. The following summary of US federal income and UK tax consequences is not exhaustive of all possible tax considerations and should not be considered legal or tax advice. Prospective investors are, therefore, advised to consult their own professional tax advisers with respect to the tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs, including specifically the consequences under state, local and tax laws.

This summary is based upon the Code, Treasury regulations promulgated under the Code, the Tax Convention, and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Statements regarding UK tax laws and practices set out below are based on those UK laws and published practices of HM Revenue & Customs as of the date of this Annual Report which UK laws and practices are subject to change, again possibly with retroactive effect. As used herein, a US Holder is a beneficial owner of ordinary shares or ADSs that, for US federal tax purposes, is:

–	a citizen or resident of the US;
–

a corporation or other entity treated as a corporation for US federal income tax purposes, that is created or organised in the US or under the laws of the US or any state thereof (or the District of Columbia);

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

169
Shareholder Information

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

For taxable years that begin before 2011, ‘qualified dividend income’ (as defined below) paid by the Company generally will be taxable to non-corporate US Holders at the 15% reduced rate. For this purpose, except as described below, dividends paid by the Company will be ‘qualified dividend income’ and taxable at the reduced rate, if shares in the Company are readily tradable on an established securities market in the US, including NYSE and NASDAQ, or if the Company is eligible for benefits of a comprehensive income tax treaty with the US which the US Secretary of the Treasury has determined is satisfactory for this purpose and which includes a provision for the exchange of information. The US Secretary of the Treasury has determined that the Tax Convention qualifies as a comprehensive income tax treaty for this purpose. Dividends paid by a foreign corporation will not constitute qualified dividend income, however, if that corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a PFIC for US federal income tax purposes. In addition, US Holders will be eligible for the reduced rate only if they have held the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and satisfy certain other requirements.

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

Taxation of capital gains

Corporate US Holders that are resident in the US and not resident in the UK for UK tax purposes will not generally be liable for UK corporation tax on capital gains realised on the sale or other disposal of ordinary shares or ADSs unless a specific Corporate US Holder carries on a trade in the UK through a permanent establishment and the ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade through such permanent establishment. Non-corporate US Holders that are resident in the US and are neither resident nor ordinarily resident in the UK for UK tax purposes will not generally be liable for UK tax on capital gains realised on the sale or other disposal of ordinary shares or ADSs unless a specific non-corporate US Holder carries on a trade, profession or vocation in the UK through a branch or agency and the ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession or vocation through such branch or agency.

SHAREHOLDER INFORMATION (CONTINUED)

Notwithstanding the foregoing, an individual US Holder who is neither resident nor ordinarily resident in the UK for UK tax purposes for a period of less than five years, but who was previously resident or ordinarily resident in the UK, and who disposes of ordinary shares or ADSs during the period of nonresidence may also be liable on returning to the UK for UK tax on capital gains despite the fact that the individual was not resident or ordinarily resident in the UK for UK tax purposes at the time of the disposal.

Subject to the PFIC rules discussed above, US Holders will generally recognise capital gain or loss for US federal income tax purposes upon the sale or other disposal of such US Holders’ ordinary shares or ADSs in an amount equal to the difference between the US dollar value of the amount realised on the sale or other disposal and the US Holders’ adjusted tax basis, determined in US dollars, in such ordinary shares or ADSs. Such gains or losses will be eligible for long-term capital gain or loss treatment if the ordinary shares or ADSs have been held for more than one year at the time of such sale or disposal. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. In general, any gain or loss recognised by a US Holder on the sale or other disposition of ordinary shares or ADSs will be US-source income or loss for the purposes of the US federal foreign tax credit limitation.

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

US backup withholding and information reporting

Payments of dividends and other proceeds with respect to ordinary shares or ADSs made within the US by a US paying agent or other US intermediary will be reported to the IRS and to the US Holders as may be required under applicable regulations unless a specific US Holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to reportable payments if the US Holders fail to provide an accurate taxpayer identification number or otherwise fail to comply with, or establish an exemption from, such backup withholding requirements. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against his or her US federal income tax liability and any excess amounts will be refundable if the US Holder provides the required information to the IRS. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Share dealing

For UK residents, internet and telephone share dealing services have been arranged through Equiniti Limited, which provide a simple way to buy or sell the Company’s ordinary shares. For internet dealing, please log on to www.shareview.co.uk/dealing, where full information is provided. You will need your account number shown on your share certificate or tax voucher. The commission rate for internet dealing is 1% with a minimum charge of £25. For telephone dealing, please call 0845 603 7037, or +44 (0)121 415 7560 from outside the UK, between 8.30 am and 4.30 pm Monday to Friday. The commission rate for share transactions by telephone is 1.5%, with a minimum charge of £25.

A weekly postal dealing service is also available and a form, together with terms and conditions, can be obtained by calling 0871 384 2248, or +44 (0)121 415 7172 from outside the UK. Calls to this number cost 8p per minute from a BT landline. Other providers’ costs vary. Lines are open 8.30am to 5.30pm Monday to Friday. The commission rate is 1% with a minimum charge of £20.

171
Shareholder Information

Contact details for Equiniti Limited with regard to share dealing are provided on page 172.

Global Invest Direct

A simple dealing service is available to US residents only for buying and selling Tomkins ADRs. Details can be obtained from JPMorgan Chase Bank, N.A., whose contact details are provided on page 172.

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

ShareGift transfer forms specifically for the Company’s shareholders are available from the Company’s Registrar and, even if the share certificate has been lost or destroyed, the gift can be completed. The service is generally free. However, there may be an indemnity charge for a lost or destroyed share certificate where the value of the shares exceeds £100. ShareGift’s contact details are provided on page 172.

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

As permitted by the provisions of the Companies Act 2006 relating to electronic communications, the Company now supplies all shareholders with shareholder documents by making them available on its website, except where a shareholder has specifically requested that the Company continues to provide him or her with hard copies. Shareholders will be informed by post or email whenever a shareholder document is made available on the website. Shareholders can, at any time, change their decision on how they wish to receive shareholder documents by advising the Company’s Registrar, whose contact details with regard to electronic communication are provided on page 172.

Electronic proxy voting

Shareholders may register their voting instructions for the forthcoming AGM via the internet. If you have registered for the shareview service offered by the Company’s Registrar, you may submit your voting instructions by logging on to your shareview portfolio and accessing the Company Meetings –Tomkins site. If you have not registered with shareview, you may still register your vote electronically by going to www.sharevote.co.uk. You will be required to key in the three security numbers printed on your form of proxy to access the voting site.

USEFUL CONTACTS

Address	Telephone	Website
Tomkins plc – Registered office
East Putney House 84 Upper Richmond Road London SW15 2ST	+44 (0)20 8871 4544	www.tomkins.co.uk
Company’s Registrar Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA	General enquiries/ Electronic communication 0871 384 2811 from within UK +44 121 415 7047 from outside UK Textel 0871 384 2255	www.shareview.co.uk
Payment of dividends 0871 384 2811 from within UK +44 121 415 7047 from outside UK Textel 0871 384 2255
Dividend Reinvestment Plan 0871 384 2268 from within UK +44 121 415 7173 from outside UK
	Share dealing services (UK residents only) 0845 603 7037 from within UK +44 121 415 7560 from outside UK	www.shareview.co.uk/dealing
Equiniti Investment Account & ISA
Equiniti PO Box 4605 Aspect House Spencer Road Worthing BN99 6QY	0845 300 0430 from within UK +44 121 415 7572 from outside UK
ADR general enquiries & Global Invest Direct
JPMorgan Chase & Co. PO Box 64504 St. Paul MN 55164-0504 US	General enquiries +1 800 990 1135 from within the US +1 651 453 2128 from outside the US Global Invest Direct +1 800 428 4237 from within the US	www.ADR.com email: jpmorgan.adr@wellsfargo.com
ShareGift
17 Carlton House Terrace, London SW1Y 5AH	+44 (0)20 7930 3737	www.ShareGift.org

173

FINANCIAL CALENDAR

2010
Interim Management Statement – Q1 2010	6 May 2010
AGM 2010	1 June 2010
2009 Final dividend payment	10 June 2010
2010 Half Yearly Report	9 August 2010
Interim Management Statement – Q3 2010	8 November 2010
2010 Interim dividend payment	November 2010
2011
2010 Preliminary Results Announcement	February 2011
Interim Management Statement – Q1 2011	May 2011
AGM 2011	1 June 2011
2010 Final dividend payment	June 2011

CROSS-REFERENCE TO FORM 20-F

Certain of the information in this document that is referenced in the following table is included in the Company’s Annual Report on Form 20-F for 2009 (the ‘2009 Form 20-F’) filed with the SEC. No other information in this document is included in the 2009 Form 20-F or incorporated by reference into any filings by the Company under the Securities Act. The 2009 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2009 Form 20-F.

Item	Description	Location	Page
1	Identity of Directors, senior management
	and advisers	Not applicable	n/a
2	Offer statistics and expected timetable	Not applicable	n/a
3	Key Information
	3A Selected financial data	Five-year summary	160
	3B Capitalisation and indebtedness	Not applicable	n/a
	3C Reasons for the offer and use of proceeds	Not applicable	n/a
	3D Risk factors	Principal risks and uncertainties	34-37
4	Information on the Company
	4A History and development of the Company	Registered office and contact details	Outside back cover
		Shareholder Information – History and development
		of the Company	161
		Note 41 – Acquisitions	128-129
		Note 42 – Disposals	130-131
	4B Business overview	Industrial & Automotive	8-9
		Building Products	10-11
		OFR – Operating results	14-22 & 29-33
		Shareholder Information – Government laws and regulations	168
		Shareholder Information – Patents, trademarks and contracts	168
	4C Organisational structure	Note 1 – Nature of operations	70
		Principal subsidiaries and associates	150
	4D Property, plant and equipment	OFR – Property, plant and equipment	25-26
	4A Unresolved staff comments	Not applicable	n/a
5	Operating and financial review and prospects
	5A Operating results	OFR – Operating results	14-22 & 29-33
		Explanation of key performance measures	151-159
		Shareholder Information – Government laws and regulations	168
	5B Liquidity and capital resources	OFR – Liquidity and capital resources	22-25
		OFR – Going concern	28
		Note 29 – Borrowings	104-105
		Note 33 – Financial risk management	108-115
		Note 32 – Derivatives	106-107
		Note 27 – Cash and cash equivalents	103
		Note 45 – Capital commitments	131
	5C Research and development, patents
	and licences etc	OFR – Other intangible assets	25
		Note 14 – Operating profit for the period	91
	5D Trend information	OFR – Operating results	14-22 & 29-33
		Market overview	4-5
		Chairman’s Statement and Chief Executive’s review – Outlook	7
	5E Off-balance sheet arrangements	OFR – Off-balance sheet arrangements	28
		Note 44 – Operating leases	131
	5F Tabular disclosure of contractual obligations	OFR – Contractual obligations	28
	5G Safe harbour	Special note regarding forward-looking statements	Inside front cover
6	Directors, senior management and employees
	6A Directors and senior management	Board of Directors	40-41
	6B Compensation	Remuneration Committee report	52-61	(1)
		Note 46 – Related party transactions	132-134
	6C Board practices	Key governance principles	42-47
	6D Employees	Note 8 – Employees	85-86
		Corporate Social Responsibility – Our workplace: employees	38-39
	6E Share ownership	Remuneration Committee report	52-61	(1)
		Note 35 – Share-based incentives	122-123

175
Cross-Reference to Form 20-F

Item	Description	Location	Page
7	Major shareholders and related
party transactions
	7A Major shareholders	Shareholder information – Substantial shareholdings	163
	7B Related party transactions	Note 46 – Related party transactions	132-134
	7C Interests of experts and counsel	Not applicable	n/a
8	Financial information
8A Consolidated statements and
	other financial information	Item 18 – Financial statements	64-134
		Auditors’ report	(2)
		Note 43 – Contingencies	131
		Chairman’s Statement and Chief Executive’s review – Dividend	6
		OFR – Dividend	16
	8B Significant changes	Not applicable	n/a
9	The Offer and listing
	9A Offer and listing details	Shareholder information – Share price information	163
	9B Plan of distribution	Not applicable	n/a
	9C Markets	Shareholder information – Trading symbols	163
	9D Selling shareholders	Not applicable	n/a
	9E Dilution	Not applicable	n/a
	9F Expenses of the issue	Not applicable	n/a
10	Additional information
	10A Share capital	Not applicable	n/a
	10B Memorandum and Articles of Association	Shareholder information – Memorandum and
		Articles of Association	164-167
	10C Material contracts	None	n/a
	10D Exchange controls	Shareholder information – Exchange controls	168
	10E Taxation	Shareholder information – Taxation	168-170
	10F Dividends and paying agents	Not applicable	n/a
	10G Statements by experts	Not applicable	n/a
	10H Documents on display	Shareholder information – Documents on display	164
	10I Subsidiary information	Principal subsidiaries and associates	150
11	Quantitative and qualitative disclosures
	about market risk	Note 33 – Financial risk management	108-115
		Note 32 – Derivatives	106-107
12	Description of securities other than
equity securities
	Debt securities	Not applicable	n/a
	Warrants and rights	Not applicable	n/a
	Other securities	Not applicable	n/a
	American depositary shares	Shareholder Information – Fees payable by ADR holders	162
		Shareholder Information – Fees paid by the Depositary to the Company	162
13	Defaults, dividend arrearages
	and delinquencies	None	n/a
14	Material modifications to the rights
	of security holders and the use of proceeds	None	n/a
15	Controls and procedures	Internal control	48-49
		Management’s annual report on internal control over financial reporting	(2)
		Attestation report of the registered public accounting firm	(2)
		Internal control – Sarbanes-Oxley	49

Item	Description	Location	Page
16	Reserved
	16A Audit committee financial expert	Audit Committee report – Membership and appointment	50
	16B Code of ethics	Key governance principles – 1.A. The Board	42
	16C Principal accountant fees and services	Note 17 – Auditors’ remuneration	93-94
		Audit Committee report – Work of the Committee	50-51
	16D Exemptions from the listing standards
	for audit committees	None	n/a
	16E Purchase of equity securities by the issuer
	or affiliated purchasers	Shareholder information – Purchases of ordinary shares	164
	16F Change in a registrant’s certifying accountant	Not applicable	n/a
	16G Corporate governance	Key governance principles – Compliance statement	47
17	Financial statements	Not applicable	n/a
18	Financial statements	Consolidated financial statements	64-134
19	Exhibits		(2)
(1)

For the purposes of the Form 20-F, sections of the Remuneration Committee report that are marked ‘audited’ are not required to be audited in accordance with PCAOB standards and are not considered audited in the Form 20-F.

(2)	Filed separately with the SEC as an exhibit to the Form 20-F. For the purposes of the Form 20-F, the auditors’ report on page 63 of this annual report is not considered to be filed with the SEC.

GLOSSARY

$, US dollar, cents, c	US dollar ($) and cents, the currency of the US
£, sterling, pence, p	Pound sterling (£) and pence, the currency of the UK
Euro	The currency of certain member states of the European Union
ABIP	The Tomkins Annual Bonus Incentive Plan (a variable compensation plan for management)
accident rate	The number of reportable incidents per 100 workers over a period of one year
Adjusted earnings per share	See ‘Explanation of key performance measures’ on page 152
Adjusted operating profit	See ‘Explanation of key performance measures’ on page 151
Adjusted operating margin	See ‘Explanation of key performance measures’ on page 151
ADR	American Depositary Receipt, a negotiable certificate evidencing an ADS
ADS	American Depositary Share (representing four ordinary shares) held by the Depositary
AGM	Annual General Meeting
Articles	The current Memorandum and Articles of Association of Tomkins plc
Average operating working capital as a percentage of sales	See ‘Explanation of key performance measures’ on page 153
the Board	The Board of Directors of Tomkins plc
The Case-Shiller Index	A monthly house prices index calculated from data on repeat sales of single family homes in the US
Cash conversion	See ‘Explanation of key performance measures’ on page 152
CGU	Cash-generating unit
the Code	The US Internal Revenue Code of 1986, as amended
the Combined Code	The Combined Code on Corporate Governance issued by the UK Financial Reporting Council in June 2006
Companies Act 1985	The Companies Act of England and Wales 1985, as amended
Companies Act 2006	The Companies Act of England and Wales 2006
the Company	Tomkins plc
CSM

Database of automotive information and analysis prepared by CSM Worldwide, a provider of automotive market forecasting services and strategic advisory solutions to automotive manufacturers, suppliers and financial organisations

CSR	Corporate Social Responsibility
Deferred Award Shares	Deferred award shares acquired under the ABIP or the IBP
deferred shares	The deferred shares of £1 each in the capital of the Company, created pursuant to Resolution 16 at the Company’s AGM on 1 May 2008 and cancelled on 16 December 2009
Depositary	JPMorgan Chase Bank, N.A
Detroit Three	General Motors, Ford and Chrysler, automotive OEMs
Director	A director of Tomkins plc
EMTN Programme	The Euro Medium Term Note Programme
EPS	Earnings Per Share
ESOP	Employee Share Ownership Plan
ESOS 3 and ESOS 4	The Tomkins Executive Share Option Scheme No. 3 and the Tomkins Executive Share Option Scheme No. 4, which both lapsed for grant purposes in 2005
the Estate and Gift Tax Convention	The convention between the US and the UK for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on estates of deceased persons and on gifts
the Exchange Act	US Securities Exchange Act of 1934
Free cash flow	See ‘Explanation of key performance measures’ on page 153

GLOSSARY (CONTINUED)

Gates	The businesses and operations of the Gates Corporation, a subsidiary of the Company
Gates E&S	Gates Engineering & Services
the Group	The Company together with its subsidiaries
H1	The first half of a financial year
H2	The second half of a financial year
HSE	Health, safety and the environment
HVAC	Heating, Ventilation and Air Conditioning
I&A	Industrial & Automotive
IASB	International Accounting Standards Board
IBP	Interim Bonus Plan
Ideal	The business and operations of Epicor Industries Inc, a subsidiary of the Company, trading as Ideal
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
Independent auditors	Deloitte LLP
ISIN	International Securities Identification Number
LEED	Leadership in Energy and Environmental Design
NAHB	National Association of Homebuilders, a trade association of the residential construction industry and related activities in the US
NAPA	National Automotive Parts Association, a co-operative that distributes automotive parts to retail outlets principally in the US
Net capital expenditure: depreciation	See ‘Explanation of key performance measures’ on page 153
Net debt	See ‘Explanation of key performance measures’ on page 153
New Articles	The proposed Memorandum and Articles of Association of Tomkins plc that will come into effect following the Company’s AGM on 1 June 2010 subject to shareholder approval
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
Project Cheetah

A more extensive set of actions than Project Eagle announced in 2009 to reset the Group’s manufacturing footprint to lower-cost locations and further take advantage of opportunities in higher growth markets

PSP	The Tomkins 2006 Performance Share Plan

179
Glossary

QEF	Qualified Electing Fund
Registrar	Equiniti Limited
Restricted Award Shares	Restricted award shares acquired under the ABIP or the IBP
Restructuring initiatives

Expenses incurred in major projects undertaken to rationalise and improve the cost competitiveness of the Group and consequential gains and losses arising on the exit and disposal of businesses or on the disposal of assets

RPI	UK Retail Prices Index
Sarbanes-Oxley	The US Sarbanes-Oxley Act of 2002
SAYE 2	The Tomkins Savings Related Share Option Scheme No. 2, that lapsed for grant purposes in 2005
SDRT	Stamp Duty Reserve Tax, payable on paperless transactions for shares in the UK
SEC	US Securities and Exchange Commission
the Securities Act	US Securities Act of 1933, as amended
SEDOL	Stock Exchange Daily Official List, a list of security identifiers used in the UK for clearing purposes
Severity rate	Average number of lost workdays per 100 employees over a period of one year
Sharesave scheme	The Tomkins 2005 Sharesave Scheme
Stamp Duty	A tax payable on paper transactions for shares in the UK
subsidiary	An entity that is controlled, either directly or indirectly, by the Company the Tax Convention

The convention between the government of the US and the government of the UK for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains dated 24 July 2001, as ratified on 31 March 2003 and amended

TPMS	Tyre Pressure Monitoring System
Trading cash flow	See ‘Explanation of key performance measures’ on page 152
Trico	Trico Products Corporation and its related businesses, which constituted the Group’s former Wiper Systems business segment (sold during 2007)
TSR	Total Shareholder Return, comprising dividends paid on ordinary shares and the increase or decrease in the market price of ordinary shares
UK GAAP	United Kingdom Generally Accepted Accounting Practice
UK	The United Kingdom of Great Britain and Northern Ireland
UKLA	United Kingdom Listing Authority
Underlying change in sales and adjusted operating profit	See ‘Explanation of key performance measures’ on page 152
US	The United States of America, its territories and possessions, any state of the United States and the District of Columbia

Designed and produced by MAGEE

www.magee.co.uk

Printed by Fulmar Colour

Fulmar Colour is FSC certified, PEFC certified and ISO 14001 certified showing that it is committed to all round excellence and improving environmental performance is an important part of this strategy. We aim to reduce at source the effect our operations have on the environment, and are committed to continual improvement, prevention of pollution and compliance with any legislation or industry standards.

Fulmar Colour is a Carbon Neutral Printing Company.

The paper used in this report is produced with FSC mixed sources pulp which is fully recyclable, biodegradable, pH Neutral, heavy metal absence and acid-free. It is manufactured within a mill which complies with the international environmental ISO 14001 standard.

Tomkins

**Corporate office and registered office:**

Tel: +44 (0)20 8871 4544
Fax: +44 (0)20 8877 9700
www.tomkins.co.uk

SIGNATURE

Tomkins plc hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Tomkins plc

/s/ John Zimmerman

By: John Zimmerman
Chief Financial Officer

15 April 2010

Exhibits

1.1	Memorandum and Articles of Association of the Company. (1)
4.1	The rules of the Tomkins Executive Share Option Scheme No. 3. (2)
4.2	The rules of the Tomkins Executive Share Option Scheme No. 4. (2)
4.3	Service Agreement - James Nicol, dated 11 February 2002. (3)
4.4	Amended Service Agreement - James Nicol, dated 24 February 2010.
4.5	Third Supplemental Trust Deed relating to the £750,000,000 EMTN Program dated 28 August 2003. (4)
4.6	Facility Agreement relating to the £400,000,000 multi-currency revolving credit agreement dated 9 February 2004. (4)
4.7	The rules of the Tomkins 2005 Sharesave Scheme. (5)
4.8	Terms and conditions of employment - John W. Zimmerman, dated 31 October 2007. (6)
4.9	Amended terms and conditions of employment - John W. Zimmerman, dated 24 February 2010.
4.10	The rules of the Tomkins 2006 Performance Share Plan.
8.1	List of principal trading subsidiaries of the Company. (7)
12.1	Certification of CEO pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of CFO pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of CEO and CFO pursuant to Rule 13a-14 (b) of the Securities Exchange Act of 1934 and 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Management’s Annual Report on Internal Control Over Financial Reporting
15.2	Attestation Report of Registered Public Accounting Firm
15.3	Report of Independent Registered Public Accounting Firm
15.4	Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended 3 January 2009.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended 30 April 2001.
(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended 30 April 2002.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended 3 January 2004.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended 1 January 2005.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended 29 December 2007.
(7)	Incorporated by reference to the section of the Company’s Annual Report on Form 20-F for the fiscal year ended 2 January 2010 entitled “Principal subsidiaries and associates”.